    As filed with the Securities and Exchange Commission on December 7, 2007
                                                 REGISTRATION STATEMENT NO. 333-
                                                                       811-21266

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    ---------

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                      [X]
PRE-EFFECTIVE AMENDMENT NO.
POST-EFFECTIVE AMENDMENT NO.

                                       AND

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
AMENDMENT NO. 13                                                             [X]

          METLIFE OF CT SEPARATE ACCOUNT TWELVE FOR VARIABLE ANNUITIES
                           (Exact name of Registrant)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                               (Name of Depositor)

                   ONE CITYPLACE, HARTFORD, CONNECTICUT 06103
              (Address of Depositor's Principal Executive Offices)
        Depositor's Telephone Number, including area code: (860) 308-1000

                              MARIE C. SWIFT, ESQ.
                       METROPOLITAN LIFE INSURANCE COMPANY
                               501 BOYLSTON STREET
                                BOSTON, MA 02116
                  (Name and Address of Agent Agent for Service)

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

AS SOON AS PRACTICABLE FOLLOWING THE EFFECTIVENESS OF THE REGISTRATION
STATEMENT.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

TITLE OF SECURITIES BEING REGISTERED: INDIVIDUAL VARIABLE ANNUITY CONTRACTS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             PIONEER ANNUISTAR PLUS

                            PORTFOLIO ARCHITECT PLUS

                            SCUDDER ADVOCATE REWARDS

               FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT

                                    Issued by

          METLIFE OF CT SEPARATE ACCOUNT TWELVE FOR VARIABLE ANNUITIES

    SUPPLEMENT DATED DECEMBER 7, 2007 TO THE PROSPECTUS DATED APRIL 30, 2007

This supplement updates information in, and should be read in conjunction with, the prospectus dated April 30, 2007, describing your flexible premium deferred variable annuity contract (the "Contract") that was originally issued by MetLife Life and Annuity Company of Connecticut (formerly known as The Travelers Life and Annuity Company) and funded by MetLife of CT Separate Account Twelve for Variable Annuities (the "Variable Account"). You can obtain a copy of the April 30, 2007 prospectus by writing to MetLife Insurance Company of Connecticut, One Cityplace, 185 Asylum Street, 3CP, Hartford, Connecticut 06103-3415.

                                     MERGER

On December 7, 2007, MetLife Life and Annuity Company of Connecticut ("MLAC") merged with and into MetLife Insurance Company of Connecticut (the "Company"). Upon consummation of the merger, MLAC's separate corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLAC, including the Variable Account and its assets. As a result of the merger, the Company also became responsible for all of MLAC's liabilities and obligations, including those created under the Contract. The Contract has thereby become a variable contract funded by a separate account of the Company, and each Contract Owner has thereby become a contract owner of the Company. Thus, all references throughout the April 30, 2007 prospectus to "MetLife Life and Annuity Company of Connecticut" should be removed, and all references to the "Company" refer exclusively to MetLife Insurance Company of Connecticut.

The merger will not affect the provisions of, and the rights and obligations under, the Contract. The Company does not expect the merger to dilute or otherwise adversely affect the economic interests of Contract Owners, or to have any tax consequences on Contract Owners.

                              FINANCIAL INFORMATION

Financial statements reflecting the historical financial information of the Variable Account and the Company may be found in the Statement of Additional Information, a copy of which may be obtained by writing to MetLife Insurance Company of Connecticut, One Cityplace, 185 Asylum Street, 3CP, Hartford, Connecticut 06103-3415, or by calling 1-800-842-9325.

                                      *****

The following information replaces the first three sentences of the first paragraph on page 1 of the prospectus.

     This prospectus describes a flexible premium deferred variable annuity contract (the "Contract") issued by MetLife Insurance Company of Connecticut.

The following information replaces the heading "The Insurance Companies" and the disclosure under that heading, which appear in the section titled "Other Information."

     THE INSURANCE COMPANY

     MetLife Insurance Company of Connecticut (the "Company") is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands, and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

     Before December 7, 2007, the Contract was issued by MetLife Life and Annuity Company of Connecticut ("MLAC"), a stock life insurance company chartered in 1973 in Connecticut. The Contract was funded through MetLife of CT Separate Account Twelve for Variable Annuities, a separate account registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended. On December 7, 2007, MLAC, a wholly-owned subsidiary of the Company and an indirect, wholly-owned subsidiary of MetLife, Inc., merged with and into the Company. Upon consummation of the merger, MLAC's corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLAC, including MetLife of CT Separate Account Twelve for Variable Annuities and its assets. Pursuant to the merger, therefore, MetLife of CT Separate Account Twelve for Variable Annuities became a separate account of the Company. As a result of the merger, the Company also has become responsible for all of MLAC's liabilities and obligations, including those created under the Contract as initially issued by MLAC and outstanding on the date of the merger. Each such Contract has thereby become a variable contract funded by a separate account of the Company, and each owner thereof has become a contract owner of the Company.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                    ----------------------------------------
           MetLife of CT Separate Account Nine for Variable Annuities
          MetLife of CT Separate Account Eleven for Variable Annuities
         MetLife of CT Separate Account Thirteen for Variable Annuities


                 METLIFE LIFE AND ANNUITY COMPANY OF CONNECTICUT
                 -----------------------------------------------
            MetLife of CT Separate Account Ten for Variable Annuities
          MetLife of CT Separate Account Twelve for Variable Annuities
         MetLife of CT Separate Account Fourteen for Variable Annuities


                                PIONEER ANNUISTAR
                             PIONEER ANNUISTAR FLEX
                             PIONEER ANNUISTAR PLUS
                             PIONEER ANNUISTAR VALUE


                       Supplement dated November 12, 2007
                                     to the
                        Prospectuses dated April 30, 2007


The following information supplements, and to the extent inconsistent therewith, replaces the information in the Variable Annuity Prospectuses listed above. Please retain this supplement and keep it with the Prospectus for future reference.

1. VARIABLE FUNDING OPTION MERGERS

Effective November 12, 2007, the existing Underlying Funds listed below (the "Existing Funds"), each a portfolio of Pioneer Variable Contracts Trust, were consolidated by merger (the "Merger") into certain acquiring Underlying Funds indicated below (the "Acquiring Funds"). Upon the Merger, the Acquiring Funds, which were also portfolios of Pioneer Variable Contracts Trust, became available funding options in your Prospectus. (Please note that Pioneer Bond VCT Portfolio, an acquiring Underlying Fund, was added as a new Variable Funding Option in your Prospectus.)

The assets in the Existing Funds were transferred into the indicated Acquiring Funds below. The aggregate value of your investment in the Existing Funds did not change as a result of the Merger. Any future allocations that may be directed towards the Existing Funds, including allocations made under automated investment strategies such as Dollar Cost Averaging or Automatic Rebalancing, will be allocated instead to the corresponding Acquiring Funds. References in the Prospectuses to the Existing Funds shall be deemed to refer to the corresponding Acquiring Funds, including, where applicable, references to the investment option restrictions in the GMWB for Life and GMAB rider subsections within the "Living Benefits" section of the Prospectuses.

The Variable Funding Option mergers were as follows:

-------------------------------------------------------------------------------------------------------

                 EXISTING FUNDS                                                 ACQUIRING FUNDS

-------------------------------------------------------------------------------------------------------
Pioneer America Income VCT Portfolio - Class II                  Pioneer Bond VCT Portfolio - Class II

-------------------------------------------------------------------------------------------------------

Pioneer Value VCT Portfolio - Class II                           Pioneer Fund VCT Portfolio - Class II

-------------------------------------------------------------------------------------------------------


The following information supplements, and to the extent inconsistent therewith, replaces the same information that appears in the table in the "Underlying Fund Fees and Expenses" section of the Prospectuses for the corresponding Existing
Fund:

------------------------------------------------------------------------------------------------------------------------------------

                                                 DISTRIBUTION                                          CONTRACTUAL FEE    NET TOTAL
                                                 AND/OR                              TOTAL ANNUAL      WAIVER AND/OR      ANNUAL
        UNDERLYING FUND            MANAGEMENT    SERVICE(12B-1)       OTHER          OPERATING         EXPENSE            OPERATING
                                   FEE           FEES                 EXPENSES       EXPENSES          REIMBURSEMENT      EXPENSES

------------------------------------------------------------------------------------------------------------------------------------

PIONEER VARIABLE CONTRACTS
   TRUST - CLASS II

------------------------------------------------------------------------------------------------------------------------------------

   Pioneer Bond VCT Portfolio      0.50%         0.25%                0.30%          1.05%             0.18%**            0.87%**

------------------------------------------------------------------------------------------------------------------------------------

** The expenses in the above table are estimated based on Pioneer Bond VCT Portfolio Class I expenses for the year ended December 31, 2006. The Net Total Annual Operating Expenses and the Contractual Fee Waiver and/or Expense Reimbursement reflect the contractual expense limitation in effect through May 1, 2008 under which Pioneer has contractually agreed not to impose all or a portion of its management fee and, if necessary, to limit other expenses to the extent required to reduce Class I expenses to 0.62% of the average daily net assets attributable to Class I shares. Class II shares expenses will be reduced only to the extent Portfolio-wide expenses are reduced for Class I shares.

The following information supplements, and to the extent inconsistent therewith, replaces the same information that appears under the "The Variable Funding Options" section of the Prospectuses for the corresponding Existing Fund:


------------------------------------------------------------------------------------------------------------------------------------

   FUNDING OPTION                          INVESTMENT OBJECTIVE                         INVESTMENT ADVISER/SUBADVISER

------------------------------------------------------------------------------------------------------------------------------------

PIONEER VARIABLE
 CONTRACTS TRUST

------------------------------------------------------------------------------------------------------------------------------------

   Pioneer Bond VCT             Seeks to provide current income from an             Pioneer Investment Management, Inc.
      Portfolio                 investment grade portfolio with due regard
                                to preservation of capital and prudent
                                investment risk.

------------------------------------------------------------------------------------------------------------------------------------

Certain documents or information you may receive about your Contract may continue to reflect the Existing Fund names until such time as updates are made.

MORE INFORMATION ABOUT THE VARIABLE FUNDING OPTIONS IS CONTAINED IN THE UNDERLYING FUND PROSPECTUSES, AS SUPPLEMENTED. CURRENT PROSPECTUSES FOR THE UNDERLYING FUNDS CAN BE OBTAINED BY CALLING 1-866-547-3793.

2. VARIABLE FUNDING OPTION LIQUIDATION

Pioneer Small and Mid Cap Growth VCT Portfolio and Pioneer Equity Opportunity VCT Portfolio (the "Portfolios") were liquidated effective November 12, 2007. The Portfolios were funding options in the prospectuses listed above. The Trustees of Pioneer Variable Contracts Trust had authorized the liquidation of the Portfolios. Unless you provided us with reallocation instructions, any Contract Value you had remaining in the Portfolios on the date of the liquidation was automatically transferred to the BlackRock Money Market Portfolio of the Metropolitan Series Fund, Inc. Similarly, if you had selected the Portfolios as part of the Dollar Cost Averaging, Automatic Rebalancing or Systematic Withdrawal programs, and you did not provide us with instructions to redirect those allocations to one or more of the available funding options, any future allocations that may be directed towards (or, in the case of Systematic Withdrawals, from) the liquidated Portfolios as a result of these programs will instead be made to or from the BlackRock Money Market Portfolio of the Metropolitan Series Fund, Inc.

3. VARIABLE FUNDING OPTION NAME CHANGE

Effective November 12, 2007, the name of the Pioneer Growth Shares VCT Portfolio of the Pioneer Variable Contracts Trust was changed to the Pioneer Independence VCT Portfolio of the Pioneer Variable Contracts Trust. There was no change in the Portfolio's investment objective or investment adviser as a result of the name change. Our forms and communications with you may temporarily continue to refer to the Portfolio by its previous name until we are able to revise such documents.

                                        SUPPLEMENT DATED OCTOBER 19, 2007 TO THE
                                                       VARIABLE ANNUITY CONTRACT
                                                       PROSPECTUSES LISTED BELOW


The following information supplements, and to the extent inconsistent therewith, replaces the information contained in the variable annuity contract prospectuses listed below. Please retain this supplement and keep it with the prospectus for future reference.

QUALIFIED CONTRACTS UNDER SECTION 403(b) OF THE INTERNAL REVENUE CODE

Recently, the IRS announced new regulations affecting 403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under 403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under 403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed after September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made after September 24, 2007, to a contract that was funded by a 90-24 transfer on or before September 24, 2007, may subject the contract to this new employer requirement.

If your Contract was issued previously in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted).

                                       ***

Supplement to the following variable annuity contract prospectuses dated April 30, 2007 (as supplemented):


Index Annuity
Marquis Portfolios
MetLife Access Annuity
MetLife Access Select Annuity
Portfolio Architect Annuity
Portfolio Architect L Variable Annuity
Portfolio Architect Select Annuity
Portfolio Architect XTRA Annuity
Premier Advisers (Class I) Annuity
Premier Advisers (Class II) Annuity
Premier Advisers AssetManager Annuity
Premier Advisers II Annuity
Premier Advisers III (Series I) Annuity
Premier Advisers L (Series I) Annuity
Premier Advisers L (Series II) Annuity
PrimElite Annuity
Scudder Advocate Advisor - ST1 Variable Annuity
Scudder Advocate Advisor Annuity
Scudder Advocate Rewards Annuity
Vintage 3 Variable Annuity
Vintage Access Annuity
Vintage Annuity
Vintage II (Series II) Variable Annuity
Vintage II Variable Annuity
Vintage L Variable Annuity
Vintage XTRA (Series II) Annuity
Vintage XTRA Annuity


                                                                    October 2007

                                        SUPPLEMENT DATED OCTOBER 19, 2007 TO THE
                                                       VARIABLE ANNUITY CONTRACT
                                                       PROSPECTUSES LISTED BELOW


The following information supplements, and to the extent inconsistent therewith, replaces the information contained in the variable annuity contract prospectuses listed below. Please retain this supplement and keep it with the prospectus for future reference.

QUALIFIED CONTRACTS UNDER SECTION 403(b) OF THE INTERNAL REVENUE CODE

Recently, the IRS announced new regulations affecting 403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under 403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under 403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed after September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made after September 24, 2007, to a contract that was funded by a 90-24 transfer on or before September 24, 2007, may subject the contract to this new employer requirement.

In consideration of these regulations, the Contract is no longer available for purchase as a transfer. If your Contract was issued previously in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments (if permitted).

                                       ***

Supplement to the following variable annuity contract prospectuses dated April 30, 2007 (as supplemented):

         Pioneer AnnuiStar Variable Annuity
         Pioneer AnnuiStar Flex Variable Annuity
         Pioneer AnnuiStar Plus Annuity
         Pioneer AnnuiStar Value Annuity
         Portfolio Architect 3 Variable Annuity
         Portfolio Architect Access Annuity
         Portfolio Architect II Annuity
         Portfolio Architect Plus Annuity
         Premier Advisers III Annuity
         PrimElite II Annuity
         Protected Equity Portfolio


                                                                    October 2007

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
           MetLife of CT Separate Account Nine for Variable Annuities
          MetLife of CT Separate Account Eleven for Variable Annuities
         MetLife of CT Separate Account Thirteen for Variable Annuities
     MetLife Insurance Company of CT Variable Annuity Separate Account 2002

                 METLIFE LIFE AND ANNUITY COMPANY OF CONNECTICUT
            MetLife of CT Separate Account Ten for Variable Annuities
          MetLife of CT Separate Account Twelve for Variable Annuities
         MetLife of CT Separate Account Fourteen for Variable Annuities
  MetLife Life and Annuity Company of CT Variable Annuity Separate Account 2002

                             PIONEER ANNUISTAR FLEX
                             PIONEER ANNUISTAR PLUS
                                PIONEER ANNUISTAR
                             PIONEER ANNUISTAR VALUE
                             PORTFOLIO ARCHITECT II
                              PORTFOLIO ARCHITECT 3
                           PORTFOLIO ARCHITECT ACCESS
                            PORTFOLIO ARCHITECT PLUS

                         Supplement dated August 6, 2007
                                     to the
                        Prospectuses dated April 30, 2007

         This supplement revises information contained in the Prospectuses for the variable annuity Contracts listed above. This supplement should be read in its entirety and kept together with the Prospectus for future reference.

         We are exercising our reserved right to only allow reset on the anniversary of the GMWB purchase. This reset change applies to the above-referenced products that currently offer the GMWB I or the GMWB II rider, depending on your state.

         Due to the new reset policy, the language in the Prospectuses for all the Contracts listed above EXCEPT Pioneer Annuistar Plus and Portfolio Architect Plus has been modified to read as follows:

         RESET (GMWB I AND GMWB II ONLY). If you select GMWB I or GMWB II, you may choose to reset your RBB on the fifth year anniversary date of your GMWB purchase. Your new RBB is reset to equal your current Contract Value. Once you become eligible to reset, you may reset your RBB again provided that five years have elapsed since the most recent reset, so long as it is on the anniversary date of your GMWB purchase.

         Due to the new reset policy, the language in the Prospectuses for Pioneer Annuistar Plus and Portfolio Architect Plus has been modified to read as follows:

         RESET (GMWB I AND GMWB II ONLY). If you select GMWB I or GMWB II, you may choose to reset your RBB on the fifth year anniversary date of your GMWB purchase. Your new RBB is reset to equal your current Contract Value, minus any Purchase Payment Credits received 12 months before the date you reset. Once you become eligible to reset, you may reset your RBB again provided that five years have elapsed since the most recent reset, so long as it is on the anniversary date of your GMWB purchase.

               SINGLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACTS
              FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACTS

                                    ISSUED BY

                METLIFE OF CT FUND ABD II FOR VARIABLE ANNUITIES
                 METLIFE OF CT FUND BD II FOR VARIABLE ANNUITIES
                 METLIFE OF CT FUND BD IV FOR VARIABLE ANNUITIES
            METLIFE OF CT SEPARATE ACCOUNT SIX FOR VARIABLE ANNUITIES
           METLIFE OF CT SEPARATE ACCOUNT EIGHT FOR VARIABLE ANNUITIES
            METLIFE OF CT SEPARATE ACCOUNT TEN FOR VARIABLE ANNUITIES
          METLIFE OF CT SEPARATE ACCOUNT TWELVE FOR VARIABLE ANNUITIES
         METLIFE OF CT SEPARATE ACCOUNT FOURTEEN FOR VARIABLE ANNUITIES
           METLIFE OF CT SEPARATE ACCOUNT PF II FOR VARIABLE ANNUITIES
           METLIFE OF CT SEPARATE ACCOUNT TM II FOR VARIABLE ANNUITIES METLIFE LIFE AND ANNUITY COMPANY OF CONNECTICUT VARIABLE ANNUITY SEPARATE
                                  ACCOUNT 2002

                         SUPPLEMENT DATED JUNE 29, 2007

This supplement updates the prospectuses for the variable annuity contracts listed below, and contains information that should be read and maintained for future reference.

                                     MERGER

Subject to regulatory approvals and tax rulings, the company that issued your variable annuity contract, MetLife Life and Annuity Company of Connecticut ("MLAC"), will merge with and into MetLife Insurance Company of Connecticut ("MetLife of CT") on or about December 7, 2007. (MetLife of CT is described in the prospectus for your variable annuity contract.) Upon consummation of the merger, MLAC's separate corporate existence will cease by operation of law, and MetLife of CT will assume legal ownership of all of the assets of MLAC, including those relating to the registered separate accounts (collectively, the "Separate Accounts") that currently fund the variable annuity contracts (collectively, "VA Contracts") issued by MLAC, and the assets of those Separate Accounts. As a result of the merger, MetLife of CT also will become responsible for all of MLAC's liabilities and obligations, including those created under the VA Contracts. The VA Contracts will thereby become variable contracts funded by separate accounts of MetLife of CT, and each VA Contract owner will thereby become a contract owner of MetLife of CT. The merger will not affect the provisions of, and the rights and obligations under, the VA Contracts. MetLife of CT does not expect the merger to dilute or otherwise adversely affect the economic interests of VA Contract owners, or to have any tax consequences on VA Contract owners.

                                    * * * * *

This supplement relates to the following VA Contract prospectuses dated April 30, 2007:

     - Premier Advisers II Annuity, Premier Advisers III Annuity, Premier Advisers III--Series II Annuity

     - Portfolio Architect Annuity, Portfolio Architect Select Annuity, Premier Advisers Annuity, Premier Advisers--Class II Annuity

     -    MetLife Access Annuity, MetLife Access Select Annuity

     -    Vintage Annuity

     -    Protected Equity Portfolio

     -    Index Annuity

     - Portfolio Architect XTRA Variable Annuity, Vintage XTRA, Vintage XTRA (Series II)

     - MetLife Retirement Account Annuity (with a market-value adjustment feature)

     - Premier Advisers--AssetManager Annuity, Premier Advisers L Annuity, Premier Advisers L--Series II Annuity

     -    Vintage II Variable Annuity, Vintage II (Series II) Variable Annuity

     - Vintage 3 Variable Annuity, Portfolio Architect 3 Variable Annuity, Portfolio Architect L Variable Annuity, Vintage L Variable Annuity, Pioneer Annuistar Flex Variable Annuity

     - Pioneer Annuistar Plus Annuity, Portfolio Architect Plus Annuity, Scudder Advocate Rewards Annuity

     - Pioneer Annuistar Variable Annuity, Portfolio Architect II Annuity, Pioneer Annuistar Value Annuity

     -    PrimElite Annuity

     -    PrimElite II Annuity

     -    Marquis Portfolios

     - Vintage Access Annuity, Portfolio Architect Access Annuity, Scudder Advocate Advisor Annuity, Scudder Advocate Advisor--ST1 Variable Annuity

You can obtain a copy of the prospectus for your variable annuity contract by writing to MetLife Insurance Company of Connecticut, One Cityplace, 185 Asylum Street, Hartford, Connecticut, 06103-3415.

                   PIONEER ANNUISTAR PLUS ANNUITY PROSPECTUS:
          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES METLIFE OF CT SEPARATE ACCOUNT TWELVE FOR VARIABLE ANNUITIES

This prospectus describes PIONEER ANNUISTAR PLUS ANNUITY, a flexible premium deferred variable annuity contract (the "Contract") issued by MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut. MetLife Life and Annuity Company of Connecticut does not solicit or issue insurance products in the state of New York. Refer to your Contract for the name of your issuing company. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("Qualified Contracts") as well as those that do not qualify for such treatment ("Non-qualified Contracts"). We may issue it as an individual contract or as a group contract. When we issue a group contract, you will receive a certificate summarizing the Contract's provisions. For convenience, we refer to contracts and certificates as "Contracts."

You can choose to have your premium ("Purchase Payments") and any associated Purchase Payment Credits accumulate on a variable and/or, subject to availability, fixed basis in one of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the Variable Funding Options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options available for contracts purchased on or after April 30, 2007 are:




AIM VARIABLE INSURANCE FUNDS -- SERIES II          Pioneer Emerging Markets VCT Portfolio
  AIM V.I. Mid Cap Core Equity Fund                Pioneer Equity Income VCT Portfolio
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS     Pioneer Equity Opportunity VCT Portfolio
  TRUST -- CLASS 2                                 Pioneer Fund VCT Portfolio
  Franklin Rising Dividends Securities Fund        Pioneer Global High Yield VCT Portfolio
  Franklin Small-Mid Cap Growth Securities         Pioneer Growth Shares VCT Portfolio
     Fund                                          Pioneer High Yield VCT Portfolio
  Templeton Foreign Securities Fund                Pioneer Ibbotson Aggressive Allocation VCT
LEGG MASON PARTNERS VARIABLE EQUITY TRUST             Portfolio
  Legg Mason Partners Variable Aggressive          Pioneer Ibbotson Growth Allocation VCT
     Growth Portfolio -- Class II                     Portfolio
  Legg Mason Partners Variable Capital and         Pioneer Ibbotson Moderate Allocation VCT
     Income Portfolio-- Class II                      Portfolio
  Legg Mason Partners Variable Fundamental         Pioneer International Value VCT Portfolio
     Value Portfolio -- Class I                    Pioneer Mid Cap Value VCT Portfolio
MET INVESTORS SERIES TRUST                         Pioneer Oak Ridge Large Cap Growth VCT
  Met/AIM Capital Appreciation                        Portfolio
     Portfolio -- Class E                          Pioneer Real Estate Shares VCT Portfolio
  MFS(R) Research International                    Pioneer Small and Mid Cap Growth VCT
     Portfolio -- Class B                             Portfolio
  Oppenheimer Capital Appreciation                 Pioneer Small Cap Value VCT Portfolio
     Portfolio -- Class B                          Pioneer Strategic Income VCT Portfolio
METROPOLITAN SERIES FUND, INC.                     Pioneer Value VCT Portfolio
  BlackRock Money Market Portfolio -- Class A
  MFS(R) Total Return Portfolio -- Class B
  Oppenheimer Global Equity
     Portfolio -- Class B
PIONEER VARIABLE CONTRACTS TRUST -- CLASS II
  Pioneer America Income VCT Portfolio
  Pioneer Cullen Value VCT Portfolio




-------

Certain Variable Funding Options have been subject to a merger, substitution or other change. Please see Appendix C -- "Additional Information Regarding The Underlying Funds" for more information.

We also offer variable annuity contracts that do not have Purchase Payment Credits, and therefore may have lower fees. Over time, the value of the Purchase Payment Credits could be more than offset by higher charges. You should carefully consider whether or not this Contract is the most appropriate investment for you.

The Contract, certain Contract features and/or some of the funding options may not be available in all states. This prospectus provides the information that you should know before investing in the Contract. Please keep this prospectus for future reference. You can receive additional information about your Contract by requesting a copy of the Statement of Additional Information ("SAI") dated April 30, 2007. We filed the SAI with the Securities and Exchange Commission ("SEC"), and it is incorporated by reference into this prospectus. To request a copy, write to us at One Cityplace, 185 Asylum Street, 3CP, Hartford, Connecticut 06103-3415, call 1-866-547-3793 or access the SEC's website (http://www.sec.gov). See Appendix F for the SAI's table of contents.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                         PROSPECTUS DATED APRIL 30, 2007

                                TABLE OF CONTENTS




Glossary................................      3
Summary.................................      4
Fee Table...............................      9
Condensed Financial Information.........     14
The Annuity Contract....................     14
  Contract Owner Inquiries..............     15
  Purchase Payments.....................     15
  Purchase Payment Credits..............     16
  Accumulation Units....................     16
Fixed Account...........................     20
Charges and Deductions..................     20
  General...............................     20
  Withdrawal Charge.....................     21
  Free Withdrawal Allowance.............     22
  Transfer Charge.......................     22
  Administrative Charges................     22
  Mortality and Expense Risk Charge.....     23
  Variable Liquidity Benefit Charge.....     23
  Enhanced Stepped-Up Provision Charge..     23
  Guaranteed Minimum Withdrawal Benefit
     Charge.............................     23
  Guaranteed Minimum Accumulation
     Benefit Charge.....................     23
  Variable Funding Option Expenses......     24
  Premium Tax...........................     24
  Changes in Taxes Based upon Premium or
     Value..............................     24
Transfers...............................     24
  Market Timing/Excessive Trading.......     24
  Dollar Cost Averaging.................     26
Access to Your Money....................     27
  Systematic Withdrawals................     27
Ownership Provisions....................     28
  Types of Ownership....................     28
     Contract Owner.....................     28
     Beneficiary........................     28
     Annuitant..........................     28
Death Benefit...........................     29
  Death Proceeds before the Maturity
     Date...............................     29
  Enhanced Stepped-Up Provision.........     31
  Payment of Proceeds...................     32
  Spousal Contract Continuance..........     34
  Beneficiary Contract Continuance......     34
  Death Proceeds after the Maturity
     Date...............................     35
Living Benefits.........................     35
  Guaranteed Minimum Withdrawal
     Benefit............................     35
  Guaranteed Minimum Accumulation
     Benefit............................     50
The Annuity Period......................     56
  Maturity Date.........................     56
  Allocation of Annuity.................     56
  Variable Annuity......................     57
  Fixed Annuity.........................     57
Payment Options.........................     57
  Election of Options...................     57
  Annuity Options.......................     58
  Variable Liquidity Benefit............     58
Miscellaneous Contract Provisions.......     58
  Right to Return.......................     58
  Termination...........................     59
  Required Reports......................     59
  Suspension of Payments................     59
The Separate Accounts...................     59
  Performance Information...............     60
Federal Tax Considerations..............     60
  General Taxation of Annuities.........     61
  Types of Contracts: Qualified and Non-
     qualified..........................     61
  Qualified Annuity Contracts...........     61
     Taxation of Qualified Annuity
       Contracts........................     62
     Mandatory Distributions for
       Qualified Plans..................     62
     Individual Retirement Annuities....     63
     TSA (ERISA and NON-ERISA)..........     63
     Roth IRA's.........................     65
  Non-qualified Annuity Contracts.......     65
     Diversification Requirements for
       Variable Annuities...............     67
     Ownership of the Investments.......     67
     Taxation of Death Benefit
       Proceeds.........................     67
  Other Tax Considerations..............     67
  Treatment of Charges for Optional
     Death Benefits.....................     67
     Puerto Rico Tax Considerations.....     68
     Non-Resident Aliens................     68
     Tax Credits and Deduction..........     68
Other Information.......................     68
  The Insurance Companies...............     68
  Financial Statements..................     69
  Distribution of Variable Annuity
     Contracts..........................     69
  Conformity with State and Federal
     Laws...............................     71
  Voting Rights.........................     71
  Restrictions on Financial
     Transactions.......................     71
  Legal Proceedings.....................     71
Appendix A: Condensed Financial
  Information for MetLife of CT Separate
  Account Eleven........................    A-1
Appendix B: Condensed Financial
  Information for MetLife of CT Separate
  Account Twelve........................    B-1
Appendix C: Additional Information
  Regarding The Underlying Funds........    C-1
Appendix D: The Fixed Account...........    D-1
Appendix E: Nursing Home Waiver.........    E-1
Appendix F: Contents of the Statement of
  Additional Information................    F-1

                                    GLOSSARY

ACCUMULATION UNIT -- an accounting unit of measure used to calculate the value of this Contract before Annuity Payments begin.

ANNUITANT -- the person on whose life the Maturity Date and Annuity Payments depend.

ANNUITY PAYMENTS -- a series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

CASH SURRENDER VALUE -- the Contract Value less any withdrawal charge and premium tax not previously deducted.

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

CONTINGENT ANNUITANT -- the individual who becomes the Annuitant when the Annuitant who is not the owner dies prior to the Maturity Date.

CONTRACT DATE -- the date on which the Contract is issued.

CONTRACT OWNER (you) -- the person named in the Contract (on the specifications page) as the owner of the Contract.

CONTRACT VALUE -- Purchase Payments, plus any associated Purchase Payment Credits, plus or minus any investment experience on the amounts allocated to the variable funds or interest on amounts allocated to the Fixed Account, adjusted by any applicable charges and withdrawals.

CONTRACT YEARS -- twelve month periods beginning with the Contract Date.

DEATH REPORT DATE -- the day on which we have received 1) Due Proof of Death and
2) written payment instructions or election of spousal or beneficiary contract continuation.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

FIXED ACCOUNT -- an account that consists of all of the assets under this Contract other than those in the Separate Account.

HOME OFFICE -- the Home Office of MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut or any other office that we may designate for the purpose of administering this Contract. For transfer, withdrawal, surrender, and (if applicable) loan requests, our Home Office address is: MetLife, P.O. Box 990014, Hartford, CT 96199-0014. For Purchase Payments and (if applicable) loan repayments, our Home Office address is:
MetLife, P.O. Box 371857, Pittsburgh, PA 15250-7857.

MATURITY DATE -- the date on which the Annuity Payments are to begin.

PAYMENT OPTION -- an annuity option elected under your Contract.

PURCHASE PAYMENT -- any premium paid by you to initiate or supplement this Contract.

PURCHASE PAYMENT CREDIT -- an amount credited to your Contract Value that equals a percentage of each Purchase Payment made.

QUALIFIED CONTRACT -- a contract used in a retirement plan or program that is intended to qualify under Sections 401, 403 or 408 or 408A of the Code.

SEPARATE ACCOUNT -- a segregated account registered with the Securities and Exchange Commission ("SEC"), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund.

UNDERLYING FUND -- a portfolio of an open-end management investment company that is registered with the SEC in which the Subaccounts invest.

VALUATION DATE -- a date on which a Subaccount is valued.

VALUATION PERIOD -- the period between successive valuations.

VARIABLE FUNDING OPTION -- a Subaccount of the Separate Account that invests in an Underlying Fund.

WE, US, OUR -- MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut.

WRITTEN REQUEST -- written information sent to us in a form and content satisfactory to us and received at our Home Office.

YOU, YOUR -- "You" is the Contract Owner and a natural person, a trust established for the benefit of a natural person or a charitable remainder trust.

                                    SUMMARY:

                         PIONEER ANNUISTAR PLUS ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

WHAT COMPANY WILL ISSUE MY CONTRACT? Your issuing company is either MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut ("the Company," "We" or "Us"). MetLife Life and Annuity Company of Connecticut does not solicit or issue insurance products in the state of New York. Refer to your Contract for the name of your issuing company. Each company sponsors its own segregated account ("Separate Account"). MetLife Insurance Company of Connecticut sponsors the MetLife of CT Separate Account Eleven for Variable Annuities ("Separate Account Eleven "); MetLife Life and Annuity Company of Connecticut sponsors the MetLife of CT Separate Account Twelve for Variable Annuities ("Separate Account Twelve"). When we refer to the Separate Account, we are referring to either Separate Account Eleven or Separate Account Twelve, depending upon your issuing Company.

You may only purchase a contract in states where the Contract has been approved for sale. The Contract and/or certain optional benefits may not currently be available for sale in all states. For Contracts issued in New York, a waiver of the withdrawal charge may apply to all Annuity Payments.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACT? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the Variable Funding Options and/or to the Fixed Account that is part of our general account (the "Fixed Account"). We guarantee money directed to the Fixed Account as to principal and interest. The Fixed Account is currently not available. The Variable Funding Options fluctuate with the investment performance of the Underlying Funds and are not guaranteed. You can also lose money in the Variable Funding Options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, under a Qualified Contract, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a Non-qualified Contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (Annuity Payments) you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options. You may receive income payments in the form of a variable annuity, a fixed annuity, or a combination of both. If you elect variable income payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options and begin to receive payments, it cannot be changed.

WHO CAN PURCHASE THIS CONTRACT? The Contract is currently available for use in connection with (1) individual non-qualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); (3) rollovers from other qualified retirement plans and (4) beneficiary-directed transfers of death proceeds from another contract. Qualified Contracts include contracts qualifying under Section 401(a), 403(b), 408(A) or 408(b) of the Internal Revenue Code of 1986, as amended. Purchase of this Contract through a tax qualified retirement plan ("Plan") does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits.

You may purchase the Contract with an initial payment of at least $5,000. You may make additional payments of at least $500 at any time during the accumulation phase. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death proceeds.

This Contract is not available for purchase if the owner or the Annuitant is age 81 or older.

The ages of the owner and Annuitant determine which death benefits and certain optional features are available to you. See "The Annuity Contract" section for more information.

CAN I EXCHANGE MY CURRENT ANNUITY CONTRACT FOR THIS CONTRACT? The Code generally permits you to exchange one annuity contract for another in a "tax-free exchange." Therefore, you can transfer the proceeds from another annuity contract to purchase this Contract. Before making an exchange to acquire this Contract, you should carefully compare this Contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this Contract, and this Contract has its own surrender charges that would apply to you. The other fees and charges under this Contract may be higher or lower and the benefits may be different than those of your current contract. In addition, you may have to pay federal income or penalty taxes on the exchange if it does not qualify for tax-free treatment. You should not exchange another contract for this Contract unless you determine, after evaluating all the facts, the exchange is in your best interests. Remember that the person selling you the Contract generally will earn a commission on the sale.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within ten days after you receive it, you will receive a full refund of your Contract Value plus any contract charges and premium taxes you paid (but not fees and charges assessed by the Underlying Funds) minus any Purchase Payment Credits applied. Where state law requires a different right to return period, or the return of Purchase Payments, the Company will comply. You bear the investment risk on the Purchase Payment allocated to a Variable Funding Option during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, or longer if your state law permits, we will refund your full Purchase Payment minus any Purchase Payment Credits. During the remainder of the right to return period, we will refund your Contract Value (including charges we assessed) minus any Purchase Payment Credits. We will determine your Contract Value at the close of business (generally 4:00 p.m., Eastern time) on the day we receive a Written Request for a refund.

During the right to return period, you will not bear any contract fees associated with the Purchase Payment Credits. The amount we return to you will include any investment gains on the credit during the right to return period. HOWEVER, IF YOU HAVE INVESTMENT LOSSES ON THE CREDIT DURING THE RIGHT TO RETURN PERIOD, WE WILL RECOVER THE ORIGINAL AMOUNT OF THE CREDIT.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE VARIABLE FUNDING OPTIONS AND HOW THEY OPERATE? The Variable Funding Options represent Subaccounts of the Separate Account. At your direction, the Separate Account, through its Subaccounts, uses your Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these Variable Funding Options.

You can transfer among the Variable Funding Options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners. You may transfer between the Fixed Account and the Variable Funding Options twice a year (during the 30 days after the six-month Contract Date anniversary), provided the amount is not greater than 15% of the Fixed Account value on that date. We also reserve the right to restrict transfers into the Fixed Account if the credited interest rate is equal to the minimum guaranteed interest rate specified under the Contract. Amounts previously transferred from the Fixed Account to the Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of the transfer.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. We deduct an administrative expense charge and a mortality and expense risk ("M&E") charge daily from amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of 0.15% and deduct the M&E charge at an annual rate of 1.40% for the Standard Death Benefit, 1.55% for the Step-Up Death Benefit, and 1.75% for the Roll-Up Death Benefit. For Contracts with a value of less than $100,000, we also deduct an annual contract administrative charge of $40. Each Underlying Fund also charges for management costs and other expenses.

We will apply a withdrawal charge to withdrawals from the Contract, and will calculate it as a percentage of the Purchase Payments and any associated Purchase Payment Credits withdrawn. The maximum percentage is 8%, decreasing to 0% after nine full years.

If you select the Enhanced Stepped-Up Provision ("E.S.P."), an additional 0.20% annually will be deducted from amounts in the Variable Funding Options. THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE.

Upon annuitization, if the Variable Liquidity Benefit is selected, there is a maximum charge of 8% of the amounts withdrawn. Please refer to "Payment Options" for a description of this benefit.

If you elect a Guaranteed Minimum Withdrawal Benefit ("GMWB") rider, a charge will be deducted daily from amounts in the Variable Funding Options. There are four GMWB rider options. The current charge for GMWB I rider, GMWB II rider and GMWB rider III on an annual basis, is as follows: 0.40%, 0.50%, and 0.25%, respectively. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%.

The fourth GMWB rider is the Guaranteed Minimum Withdrawal Benefit for Life ("GMWB for Life") rider. If you elect the Guaranteed Minimum Withdrawal Benefit for Life ("GMWB for Life" or "Living Income Guarantee") rider, a charge will be deducted daily from amounts in the Variable Funding Options. The charge depends on whether you purchase the Single Life Option or the Joint Life Option. The current charge, on an annual basis, is 0.65% for the Single Life Option and 0.80% for the Joint Life Option. The charge can increase but will never exceed 1.50%. This charge will continue until termination of the rider or Contract. You cannot cancel the rider, although the rider terminates under certain circumstances. (see "Termination".)

If you select the Guaranteed Minimum Accumulation Benefit ("GMAB"), we will deduct each business day a charge of 0.50% (on an annual basis) from amounts allocated to the Variable Funding Options.

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a Qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your Purchase Payments, Purchase Payment Credits and on any earnings when you make a withdrawal or begin receiving Annuity Payments. Under a Non-qualified Contract, payments to the Contract are made with after-tax dollars, and any credits and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

For owners of Qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts (see "Access to Your Money - Systematic Withdrawals").

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Withdrawal charges may apply, as well as income taxes, and/or a penalty tax on amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? You may choose to purchase the Standard, Step-Up or Roll-Up Death Benefit. The death benefit applies upon the first death of the Contract Owner, joint owner, or Annuitant. Assuming you are the Annuitant, the death benefit is as follows: If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or the election of spousal or beneficiary contract continuance. Please refer to the Death Benefit section in the prospectus for more details.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A or Appendix B to this prospectus provides more information about Accumulation Unit values.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

     - PURCHASE PAYMENT CREDITS. For each Purchase Payment you make, we will add a credit to your Contract Value whenever the greater of the Contract Owner or the Annuitant is 80 or less at the time the Purchase Payment is received. This credit will equal at least 4.5% of the Purchase Payment. The expense for a contract with Purchase Payment Credits are higher than a similar contract without Purchase Payment Credits, and the additional expenses attributable to the credits may more than offset the amount of the Purchase Payment Credit.

          For Contracts issued on or after May 1, 2003, the current Purchase Payment Credit is equal to 6.0% of each Purchase Payment received. This Purchase Payment Credit increase does not apply retroactively to contracts issued before May 1, 2003. For contracts issued from May 1, 2003 until the date we change or rescind this Purchase Payment Credit increase, the 6.0% Purchase Payment Credit will apply to your initial purchase payment and each subsequent purchase payment received by us whenever the greater age of the Contract Owner or Annuitant is 80 or less at the time the Purchase Payment is received.

     - DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Variable Funding Options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

     - SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn. Withdrawals in excess of the annual free withdrawal allowance may be subject to a withdrawal charge.

     - AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match the rebalancing allocation selected.

     - MANAGED DISTRIBUTION PROGRAM. This program allows us to automatically calculate and distribute to you, in November of the applicable tax year, an amount that will satisfy the Internal Revenue Service's minimum distribution requirements imposed on certain contracts once the owner reaches age 70 1/2 or retires. These minimum distributions occur during the accumulation phase.

     - ENHANCED STEPPED-UP PROVISION ("E.S.P."). For an additional charge, the total death benefit payable may be increased based on the earnings in your Contract.

     - SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY). If your spouse is named as an owner and/or beneficiary, and you die prior to the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. This feature applies to a spousal joint Contract Owner and/or beneficiary only.

     - BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES). If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary(ies) may elect to continue his/her portion of the Contract and take required distributions over time, rather than have the death benefit paid in a lump sum to the beneficiary.

     - GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE"). For an additional charge, we will guarantee the periodic return of your investment. Under this benefit, we will pay you a percentage of your investment every year until your investment has been returned in full, regardless of market performance. Depending on when you elect to begin receiving payments and which GMWB rider you select, the maximum amount of your investment that you receive each year is 5% or 10%. When you add Purchase Payments to your Contract, we include them as part of the guarantee. In the future, however, we may discontinue including additional Purchase Payments as part of the guarantee. The guarantee is subject to restrictions on withdrawals and other restrictions.

     - GUARANTEED MINIMUM WITHDRAWAL BENEFIT FOR LIFE ("GMWB FOR LIFE" OR "LIVING INCOME GUARANTEE"). For an additional charge, we will guarantee a fixed level of income for life after you attain a certain age as long as you do not withdraw more than a certain amount from your Contract each year. The guarantee is based on Purchase Payments received within two years of your initial purchase. Depending on when you elect to take your first withdrawal, the maximum amount of your investment that you may receive each year is 5%, 6%, or 7%. Payments are guaranteed for your life when you reach age 59 1/2 if you purchase the benefit alone (the "Single Life Option"), or guaranteed for the life of both you and your spouse (the "Joint Life Option") when both you and your spouse reach age 65 if you purchase the benefit with your spouse. The base guarantee increases each year automatically on your anniversary if your Contract Value is greater than the base guarantee. The guarantee is subject to restrictions on withdrawals, and you are required to remain invested in a limited number of specified Variable Funding Options. Currently, you may elect the GMWB for Life rider only at the time of your initial purchase of the Contract, and once you purchase the GMWB for Life rider, you cannot cancel it. Guaranteed withdrawals are also available before the qualifying age, however these payments are not guaranteed for life. There is also a guaranteed lump sum feature available after ten years in lieu of guaranteed periodic payments.

     - GUARANTEED MINIMUM ACCUMULATION BENEFIT ("GMAB"). For an additional charge, we will guarantee that your Contract Value will not be less than a minimum amount at the end of a specified number of years. The guaranteed amount is based on your Purchase Payments, including additional Purchase Payments you make within 12 months of electing the rider. Additional Purchase Payments made more than 12 months after you elect the rider will not increase the guaranteed amount. If your Contract Value is less than the minimum guaranteed amount on the Rider Maturity Date, we will apply additional amounts to increase your Contract Value so that it is equal to the guaranteed amount.

                                    FEE TABLE

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

CONTRACT OWNER TRANSACTION EXPENSES



WITHDRAWAL CHARGE.......................................   8%(1)
(as a percentage of the Purchase Payments and any associated Purchase Payment Credits withdrawn)





TRANSFER CHARGE.........................................   $10(2)
(assessed on transfers that exceed 12 per year)





VARIABLE LIQUIDITY BENEFIT CHARGE.......................   8%(3)
(As a percentage of the present value of the remaining Annuity Payments that are surrendered. The interest rate used to calculate this present value is 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments.)


The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Underlying Fund fees and expenses.

CONTRACT ADMINISTRATIVE CHARGES



ANNUAL CONTRACT ADMINISTRATIVE CHARGE...................   $40(4)


---------
(1) The withdrawal charge declines to zero after the Purchase Payment has been in the Contract for nine years. The charge is as follows:


     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------


         0 years                3 years               8%
         3 years                4 years               7%
         4 years                5 years               6%
         5 years                6 years               5%
         6 years                7 years               4%
         7 years                8 years               3%
         8 years                9 years               2%
        9 years+                                      0%


(2)   We do not currently assess the transfer charge.
(3) This withdrawal charge only applies when you surrender the Contract after beginning to receive Annuity Payments. The Variable Liquidity Benefit Charge declines to zero after nine years. The charge is as follows:


   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------


         0 years                3 years               8%
         3 years                4 years               7%
         4 years                5 years               6%
         5 years                6 years               5%
         6 years                7 years               4%
         7 years                8 years               3%
         8 years                9 years               2%
        9 years+                                      0%


(4) We do not assess this charge if Contract Value is $100,000 or more on the fourth Friday of each August.

ANNUAL SEPARATE ACCOUNT CHARGES
(as a percentage of the average daily net assets of the Separate Account)

We will assess a minimum mortality and expense risk charge ("M&E") of 1.40% and an administrative expense charge of 0.15% on all contracts. In addition, for optional features, there is a 0.20% charge for E.S.P., a 0.50% charge for GMAB, a 0.40% current charge for GMWB I (maximum of 1.00% upon reset), a 0.50% current charge for GMWB II (maximum of 1.00% upon reset), a 0.25% charge for GMWB III, a 0.65% current charge for GMWB for Life (Single Life Option) (maximum of 1.50% upon reset), and a 0.80% current charge for GMWB for Life (Joint Life Option) (maximum of 1.50% upon reset). Below is a summary of all the charges that may apply, depending on the death benefit and optional features you select:


                                              STANDARD DEATH BENEFIT    STEP-UP DEATH BENEFIT    ROLL-UP DEATH BENEFIT
                                              ----------------------    ---------------------    ---------------------


Mortality and Expense Risk Charge*........    1.40%                     1.55%                    1.75%
Administrative Expense Charge.............    0.15%                     0.15%                    0.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  NO OPTIONAL FEATURES SELECTED...........    1.55%                     1.70%                    1.90%
Optional E.S.P. Charge....................    0.20%                     0.20%                    0.20%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. ONLY SELECTED....................    1.75%                     1.90%                    2.10%
Optional GMAB Charge......................    0.50%                     0.50%                    0.50%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  GMAB ONLY SELECTED......................    2.05%                     2.20%                    2.40%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. AND GMAB SELECTED(5).............    2.25%                     2.40%                    2.60%
Optional GMWB I Charge....................    1.00%(6)                  1.00%(6)                 1.00%(6)
Optional GMWB II Charge...................    1.00%(6)                  1.00%(6)                 1.00%(6)
Optional GMWB III Charge..................    0.25%                     0.25%                    0.25%
OPTIONAL GMWB FOR LIFE (SINGLE LIFE
  OPTION) CHARGE..........................    1.50%(6)                  1.50%(6)                 1.50%(6)
OPTIONAL GMWB FOR LIFE (JOINT LIFE OPTION)
  CHARGE..................................    1.50%(6)                  1.50%(6)                 1.50%(6)
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  GMWB I ONLY SELECTED....................    2.55%                     2.70%                    2.90%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  GMWB II ONLY SELECTED...................    2.55%                     2.70%                    2.90%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  GMWB III ONLY SELECTED..................    1.80%                     1.95%                    2.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  GMWB FOR LIFE (SINGLE LIFE OPTION) ONLY
  SELECTED................................    3.05%                     3.20%                    3.40%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  GMWB FOR LIFE (JOINT LIFE OPTION) ONLY
  SELECTED................................    3.05%                     3.20%                    3.40%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. AND GMWB I SELECTED..............    2.75%                     2.90%                    3.10%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. AND GMWB II SELECTED.............    2.75%                     2.90%                    3.10%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. AND GMWB III SELECTED............    2.00%                     2.15%                    2.35%

                                              STANDARD DEATH BENEFIT    STEP-UP DEATH BENEFIT    ROLL-UP DEATH BENEFIT
                                              ----------------------    ---------------------    ---------------------

TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. AND GMWB FOR LIFE (SINGLE LIFE
  OPTION) SELECTED........................    3.25%                     3.40%                    3.60%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH
  E.S.P. AND GMWB FOR LIFE (JOINT LIFE
  OPTION) SELECTED........................    3.25%                     3.40%                    3.60%


---------
(5)   GMAB and GMWB cannot both be elected.
(6)   The current charges for the available GMWB riders are as follow:
*     We are waiving the following amounts of the Mortality and Expense Risk
      Charge: an amount equal to the Underlying Fund expenses that are in excess of 1.16% for the Subaccount investing in the Met/AIM Capital Appreciation Portfolio - Class E.


-------------------------------------------------------------------------------------------
                     GMWB RIDER                                   CURRENT CHARGE
-------------------------------------------------------------------------------------------
GMWB I                                                                0.40%
-------------------------------------------------------------------------------------------
GMWB II                                                               0.50%
-------------------------------------------------------------------------------------------
GMWB for Life (Single Life Option)                                    0.65%
-------------------------------------------------------------------------------------------
GMWB for Life (Joint Life Option)                                     0.80%
-------------------------------------------------------------------------------------------


UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2006 (unless otherwise indicated):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service (12b-1) fees if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 1-866-547-3793.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES


                                                                         MINIMUM    MAXIMUM
                                                                         -------    -------


TOTAL ANNUAL FUND OPERATING EXPENSES (expenses that are deducted from
  Underlying Fund assets, including management fees, distribution
  and/or service (12b-1) fees, and other expenses)                        0.38%      12.50%


UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)


                                                        DISTRIBUTION              TOTAL    CONTRACTUAL FEE      NET TOTAL
                                                           AND/OR                 ANNUAL        WAIVER            ANNUAL
                                            MANAGEMENT     SERVICE      OTHER   OPERATING   AND/OR EXPENSE      OPERATING
UNDERLYING FUND:                                FEE     (12b-1) FEES  EXPENSES   EXPENSES   REIMBURSEMENT       EXPENSES*
----------------                            ----------  ------------  --------  ---------  ---------------  -----------------


AIM VARIABLE INSURANCE FUNDS -- SERIES II
  AIM V.I. Mid Cap Core Equity Fund.......     0.72%        0.25%       0.34%      1.31%         0.00%      1.31%(1)
FRANKLIN TEMPLETON VARIABLE INSURANCE
  PRODUCTS TRUST -- CLASS 2
  Franklin Rising Dividends Securities
     Fund.................................     0.60%        0.25%       0.03%      0.88%         0.01%      0.87%(1)(2)
  Franklin Small-Mid Cap Growth Securities
     Fund.................................     0.48%        0.25%       0.30%      1.03%         0.01%      1.02%(1)(2)
  Templeton Foreign Securities Fund.......     0.63%        0.25%       0.18%      1.06%         0.03%      1.03%(1)(2)
LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Aggressive
     Growth Portfolio -- Class II++.......     0.75%        0.25%       0.02%      1.02%         0.00%      1.02%(3)(4)
  Legg Mason Partners Variable Capital and
     Income Portfolio -- Class II.........     0.75%        0.25%       0.06%      1.06%         0.11%      0.95%(4)
  Legg Mason Partners Variable Fundamental
     Value Portfolio -- Class I...........     0.75%        0.00%       0.02%      0.77%         0.00%      0.77%

                                                        DISTRIBUTION              TOTAL    CONTRACTUAL FEE      NET TOTAL
                                                           AND/OR                 ANNUAL        WAIVER            ANNUAL
                                            MANAGEMENT     SERVICE      OTHER   OPERATING   AND/OR EXPENSE      OPERATING
UNDERLYING FUND:                                FEE     (12b-1) FEES  EXPENSES   EXPENSES   REIMBURSEMENT       EXPENSES*
----------------                            ----------  ------------  --------  ---------  ---------------  -----------------

MET INVESTORS SERIES TRUST(5)
  Met/AIM Capital Appreciation
     Portfolio -- Class E.................     0.77%        0.15%       0.09%      1.01%           --       1.01%(6)(7)(8)(9)
  MFS(R) Research International
     Portfolio -- Class B.................     0.72%        0.25%       0.14%      1.11%           --       1.11%
  Oppenheimer Capital Appreciation
     Portfolio -- Class B.................     0.57%        0.25%       0.05%      0.87%           --       0.87%(7)
METROPOLITAN SERIES FUND, INC.(10)
  BlackRock Money Market
     Portfolio --  Class A................     0.34%          --        0.04%      0.38%         0.01%      0.37%(11)
  MFS(R) Total Return Portfolio -- Class
     B....................................     0.53%        0.25%       0.05%      0.83%           --       0.83%(12)
  Oppenheimer Global Equity
     Portfolio -- Class B.................     0.53%        0.25%       0.09%      0.87%           --       0.87%
PIONEER VARIABLE CONTRACTS TRUST -- CLASS
  II
  Pioneer America Income VCT Portfolio....     0.50%        0.25%       0.16%      0.91%           --       0.91%
  Pioneer Cullen Value VCT Portfolio......     0.70%        0.25%       0.73%      1.68%         0.68%      1.00%(13)
  Pioneer Emerging Markets VCT Portfolio..     1.15%        0.25%       0.35%      1.75%           --       1.75%
  Pioneer Equity Income VCT Portfolio.....     0.65%        0.25%       0.04%      0.94%           --       0.94%
  Pioneer Equity Opportunity VCT
     Portfolio............................     0.75%        0.25%      11.50%     12.50%        11.25%      1.25%(14)
  Pioneer Fund VCT Portfolio..............     0.65%        0.25%       0.05%      0.95%           --       0.95%
  Pioneer Global High Yield VCT
     Portfolio............................     0.65%        0.25%       1.32%      2.22%         1.22%      1.00%(13)
  Pioneer Growth Shares VCT Portfolio.....     0.70%        0.25%       0.38%      1.33%           --       1.33%
  Pioneer High Yield VCT Portfolio........     0.65%        0.25%       0.09%      0.99%           --       0.99%
  Pioneer International Value VCT
     Portfolio............................     0.85%        0.25%       0.59%      1.69%           --       1.69%
  Pioneer Mid Cap Value VCT Portfolio.....     0.65%        0.25%       0.06%      0.96%           --       0.96%
  Pioneer Oak Ridge Large Cap Growth VCT
     Portfolio............................     0.75%        0.25%       0.37%      1.37%         0.42%      0.95%(15)
  Pioneer Real Estate Shares VCT
     Portfolio............................     0.80%        0.25%       0.11%      1.16%           --       1.16%
  Pioneer Small and Mid Cap Growth VCT
     Portfolio............................     0.75%        0.25%       1.36%      2.36%         1.36%      1.00%(13)
  Pioneer Small Cap Value VCT Portfolio...     0.75%        0.25%       0.33%      1.33%           --       1.33%(16)
  Pioneer Strategic Income VCT Portfolio..     0.65%        0.25%       0.17%      1.07%           --       1.07%
  Pioneer Value VCT Portfolio.............     0.70%        0.25%       0.17%      1.12%           --       1.12%




                                                                                                               NET TOTAL ANNUAL
                                               DISTRIBUTION              TOTAL    CONTRACTUAL FEE  NET TOTAL  OPERATING EXPENSES
                                                  AND/OR                 ANNUAL        WAIVER        ANNUAL        INCLUDING
                                   MANAGEMENT     SERVICE      OTHER   OPERATING  AND/OR  EXPENSE  OPERATING      UNDERLYING
UNDERLYING FUND:                       FEE     (12b-1) FEES  EXPENSES   EXPENSES   REIMBURSEMENT   EXPENSES*     FUND EXPENSES
----------------                   ----------  ------------  --------  ---------  ---------------  ---------  ------------------


PIONEER VARIABLE CONTRACTS
  TRUST -- CLASS II
  Pioneer Ibbotson Aggressive
     Allocation VCT Portfolio....     0.17%        0.25%       0.98%     1.40%         0.66%       0.74%(18)       1.59%(17)
  Pioneer Ibbotson Growth
     Allocation VCT Portfolio....     0.17%        0.25%       0.11%     0.53%         0.15%       0.38%(18)       1.18%(17)
  Pioneer Ibbotson Moderate
     Allocation VCT Portfolio....     0.17%        0.25%       0.18%     0.60%         0.21%       0.39%(18)       1.15%(17)


---------
* Net Total Annual Operating Expenses do not reflect (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
++ Fees and expenses of this Portfolio are based on the Portfolio's fiscal year ended October 31, 2006.
(1) Other Expenses include "Acquired Fund Fees and Expenses" which are fees and expenses attributable to underlying portfolios in which the Portfolio invested during the preceding fiscal year, in the amount of 0.02% for AIM V.I. Mid Cap Core Equity Fund, 0.01% for Franklin Rising Dividends Securities Fund and Franklin Small-Mid Cap Growth Securities Fund, and 0.03% for Templeton Foreign Securities Fund.
(2) The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the acquired fund) to the extent that the Fund's fee and expenses are due to those of the acquired fund. This reduction is required by the Trust's Board of Trustees and an exemptive order of the Securities and Exchange Commission ("SEC").
(3) Other expenses have been estimated based on expenses incurred by Class I shares because no Class II shares were outstanding on October 31, 2006.
(4) Management has contractually agreed to waive fees and/or reimburse expenses to limit total annual operating expenses to 0.95% for Class II until May 1, 2008.
(5) Other Expenses have been restated to reflect new custodian, fund administration and transfer agent fee schedules, as if these fee schedules had been in effect for the previous fiscal year.

(6) Other Expenses have been restated to reflect the current Met Investors Series Trust fee schedule, as if that schedule had applied to the Portfolio for the entire fiscal year.
(7) The Management Fee has been restated to reflect an amended management fee schedule, as if the agreement had been in effect during the previous fiscal year.
(8) This is a new share class for this Portfolio. Operating expenses are estimated based on the expenses of the Class A shares of the Portfolio.
(9) The Portfolio's fiscal year end has been changed from 10/31 to 12/31. The fees and expenses shown are for the Portfolio's last fiscal year ended October 31, 2006.
(10) Other Expenses have been restated to reflect current fees, as if current fees had been in effect for the previous fiscal year.
(11) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2007 through April 30, 2008, to reduce the Management Fee to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.355% for the next $500 million.
(12) The Management Fee has been restated to reflect current fees, as if current fees had been in effect for the previous fiscal year.
(13) The expenses in the table above reflect the contractual expense limitation in effect through May 1, 2008 under which Pioneer has contractually agreed not to impose all or a portion of its management fee and, if necessary, to limit other ordinary operating expenses to the extent required to reduce expenses to 1.00%.
(14) The expenses in the table above reflect the contractual expense limitation in effect through May 1, 2008 under which Pioneer has contractually agreed not to impose all or a portion of its management fee and, if necessary, to limit other ordinary operating expenses to the extent required to reduce expenses to 1.25%.
(15) The expenses in the table above reflect the contractual expense limitation in effect through May 1, 2008 under which Pioneer has contractually agreed not to impose all or a portion of its management fee and, if necessary, to limit other ordinary operating expenses to the extent required to reduce expenses to 0.95%.
(16) Other expenses include fees and expenses of 0.12% incurred indirectly by the Fund as a result of its investment in other investment companies (each, an Acquired Fund).
(17) In addition to the operating expenses, the Portfolio indirectly pays a portion of the expenses incurred by the underlying funds. The actual indirect expenses incurred by a shareholder will vary based upon the Portfolio's actual allocation of its assets and the actual expenses of the underlying funds. The average expense ratio of underlying funds is estimated to be 0.85% for the Pioneer Ibbotson Aggressive Allocation VCT Portfolio, 0.80% for the Pioneer Ibbotson Growth Allocation Portfolio, and 0.76% for the Pioneer Ibbotson Moderate Allocation Portfolio, in each case based upon (i) Ibbotson's initial target allocation of the Portfolio's assets among underlying funds and (ii) the historical gross expense ratio of the underlying funds for their most recent fiscal year. The total operating expenses of the Portfolio, including the estimated average expense ratio of the underlying funds, before any applicable fee waiver or expense limitation, are 2.25% for Pioneer Ibbotson Aggressive Allocation Portfolio, 1.33% for the Pioneer Ibbotson Growth Allocation Portfolio, and 1.36% for the Pioneer Ibbotson Moderate Allocation Portfolio.
(18) The expenses in the table, other than "Estimated average expense ratio of underlying funds," reflect the expense limitation in effect through May 1, 2008 under which Pioneer has contractually agreed not to impose all or a portion of its management fee and, if necessary, to limit other direct ordinary operating expenses to the extent required to reduce expenses, other than "Estimated average expense ratio of underlying funds," to 0.74% for Pioneer Ibbotson Aggressive Allocation VCT Portfolio, 0.38% for Pioneer Ibbotson Growth Allocation VCT Portfolio, and 0.39% for Pioneer Ibbotson Moderate Allocation VCT Portfolio of the average daily net assets. The expense limitation does not limit the expenses of the underlying funds indirectly incurred by a shareholder.

EXAMPLE

The example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. The example does not represent past or future expenses. Your actual expenses may be more or less than those shown.

The example assumes that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The example reflects the annual Contract administrative charge, factoring in that the charge is waived for contracts over a certain value. Additionally, the example is based on the minimum and maximum Underlying Fund total annual operating expenses shown above, and does not reflect any Underlying Fund fee waivers and/or expense reimbursements.

The example assumes you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses. Your actual expenses will be less than those shown if you do not elect all of the available optional benefits. The GMAB and the GMWB cannot both be elected.

This example assumes that you have elected the most expensive death benefit option, the E.S.P. optional death benefit and the Guaranteed Minimum Withdrawal Benefit for Life (assuming the maximum 1.50% charge applies in all Contract Years).


                                                                                          IF CONTRACT IS NOT SURRENDERED OR
                                                IF CONTRACT IS SURRENDERED AT THE          ANNUITIZED AT THE END OF PERIOD
                                                      END OF PERIOD SHOWN:                             SHOWN:
                                         ----------------------------------------------  ----------------------------------
FUNDING OPTION                             1 YEAR      3 YEARS     5 YEARS    10 YEARS     1 YEAR      3 YEARS     5 YEARS
--------------                           ----------  ----------  ----------  ----------  ----------  ----------  ----------


Underlying Fund with Minimum Total
Annual Operating Expenses..............    $1,205      $1,942      $2,589       $4,160       $405      $1,222      $2,049
Underlying Fund with Maximum Total
Annual Operating Expenses..............    $2,345      $4,917      $6,893      $10,107     $1,545      $4,197      $6,353

                                             IF
                                          CONTRACT
                                           IS NOT
                                           SURREN-
                                          DERED OR
                                         ANNUITIZED
                                         AT THE END
                                          OF PERIOD
                                           SHOWN:
                                         ----------
FUNDING OPTION                            10 YEARS
--------------                           ----------


Underlying Fund with Minimum Total
Annual Operating Expenses..............     $4,160
Underlying Fund with Maximum Total
Annual Operating Expenses..............    $10,107


                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

See Appendices A and B.

                              THE ANNUITY CONTRACT

--------------------------------------------------------------------------------

Pioneer Annuistar Plus Annuity is a contract between the Contract Owner ("you") and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many Contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

The Company offers several different annuities that your investment professional may be authorized to offer to you. Each annuity offers different features and benefits that may be appropriate for you. In particular, the annuities differ based on variations in the standard and optional death benefit protection provided for your beneficiaries, the availability of optional living benefits, the ability to access your Contract Value if necessary and the charges that you will be subject to if you make a withdrawal or surrender the annuity. The separate account charges and other charges may be different between each annuity we offer. Optional death benefits and living benefits are subject to a separate charge for the additional protections they offer to you and your beneficiaries. Furthermore, annuities that offer greater flexibility to access your Contract Value generally are subject to higher separate account charges than annuities that deduct charges if you make a withdrawal or surrender.

We encourage you to evaluate the fees, expenses, benefits and features of this annuity against those of other investment products, including other annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

You make Purchase Payments to us and we credit them to your Contract. We promise to pay you an income, in the form of Annuity Payments, beginning on a future date that you choose, the Maturity Date. The Purchase Payments accumulate tax deferred in the funding options of your choice. We offer multiple Variable Funding Options. We may also offer a Fixed Account option. Where permitted by law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract. Currently, the Fixed Account is not an available funding option.

The Contract Owner assumes the risk of gain or loss according to the performance of the Variable Funding Options. The Contract Value is the amount of Purchase Payments and any associated Purchase Payment Credits, plus or minus any investment experience on the amounts you allocate to the Separate Account ("Separate Account Contract Value") or interest on the amounts you allocate to the Fixed Account ("Fixed Account Contract Value"). The Contract Value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the Maturity Date the Contract Value will equal or exceed the total Purchase Payments made under the Contract. The date the Contract and its benefits become effective is referred to as the Contract Date. Each 12-month period following the Contract Date is called a Contract Year.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

The Contract is not available for purchase if the proposed owner or Annuitant is age 81 or older.

The ages of the owner and Annuitant determine which death benefits and certain optional features are available to you.


                                                          MAXIMUM AGE BASED ON THE OLDER OF THE OWNER AND
            DEATH BENEFIT/OPTIONAL FEATURE                        ANNUITANT ON THE CONTRACT DATE*
------------------------------------------------------    -----------------------------------------------


Standard Death Benefit                                                           80
Annual Step-Up Death Benefit                                                     79
Roll Up Death Benefit                                                            75
Enhanced Stepped-Up Provision (E.S.P.)                                           75


---------
* The maximum age for optional death benefits may be reduced in connection with the offer of the Contracts through certain broker-dealers.

Since optional death benefits carry higher charges, you should consider the ages of the owner and Annuitant when electing these benefits, as the additional value provided by the benefit may be significantly reduced or eliminated depending on the ages of the owner and Annuitant at the time of election.

Purchase of this Contract through a tax qualified retirement plan or IRA does not provide any additional tax deferral benefits beyond those provided by the plan or the IRA. Accordingly, if you are purchasing this Contract through a plan or IRA, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits. You should consult with your tax adviser to determine if this Contract is appropriate for you.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Home Office at 1-866-547-3793.

PURCHASE PAYMENTS

Your initial Purchase Payment is due and payable before the Contract becomes effective. The initial Purchase Payment must be at least $5,000. You may make additional payments of at least $500 at any time. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum Purchase Payment requirement. Initial Purchase Payments plus the total of any subsequent Purchase Payments may total more than $1,000,000 only with our prior consent. Where permitted by law, we may restrict Purchase Payments into the Fixed Account whenever the current credited interest rate for the Fixed Account is equal to the minimum guaranteed rate specified in your Contract. Currently, the Fixed Account is not available.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access To Your Money.")

We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase Payment for up to five business days. If we cannot obtain the necessary information within five business days, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We will credit any subsequent Purchase Payment to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

PURCHASE PAYMENT CREDITS

For Contracts issued prior to May 1, 2003, for each Purchase Payment you make, we will add a credit to your Contract Value whenever the greater age of the Contract Owner or Annuitant is 80 or less at the time the Purchase Payment is received. This credit will equal 4.5% of the Purchase Payment.

For Contracts issued from May 1, 2003 until the date we change or rescind this Purchase Payment Credit increase, for each Purchase Payment you make, we will add a credit to your Contract Value whenever the greater age of the Contract Owner or Annuitant is 80 or less at the time the Purchase Payment is received. This credit will equal 6.0% of the Purchase Payment.

We reserve the right to change or rescind the Purchase Payment Credit increase for contracts issued on or after March 31, 2007.

We will apply the Purchase Payment Credit to the funding options in the same ratio as the applicable Purchase Payment.

We will deduct the Purchase Payment Credit associated with any Purchase Payment from any proceeds paid if:

     (a)  you return your Contract during the right to return period;

     (b) you (or the Annuitant, with no Contingent Annuitant surviving) die during the 12 months following the application of the Purchase Payment Credit; or

     (c) you surrender or terminate your Contract during the 12 months following the application of the Purchase Payment Credit.

Currently, we do not deduct the credit from refunds made under (b) or (c) for Purchase Payment Credits added to your Contract Value, but we reserve the right to do so, subject to any necessary regulatory approval. When a Purchase Payment Credit is deducted from a refund amount as described above, the amount we return to you will include any investment gains on the credit. HOWEVER, IF YOU HAVE INVESTMENT LOSSES ON THE CREDIT, WE WILL RECOVER THE ORIGINAL AMOUNT OF THE CREDIT. Additionally, if a Purchase Payment Credit is deducted from a refund amount, no withdrawal charge will be assessed on that Purchase Payment Credit. We will not recapture Purchase Payment Credits from any partial withdrawal. The Code generally requires that interests in a Qualified Contract be nonforfeitable, and it is unclear whether a deduction of Purchase Payment Credits is consistent with those requirements. Please consult a tax advisor.

You should know that over time, particularly in a positive market, the costs associated with the Purchase Payment Credits may exceed the sum of the Purchase Payment Credits and related earnings. You should consider this possibility before purchasing the Contract.

Purchase Payment Credits may not be included in your Remaining Benefit Base under GMWB. Please refer to the description of GMWB for more information. Purchase Payment Credits are not included in your Base Calculation Amount under the GMAB. Please refer to the description of GMAB for more information.

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the accumulation period. During the accumulation period, an Accumulation Unit is used to calculate the value of a Contract. Each Variable Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment or transfer request (or, liquidate for a withdrawal request) is determined by dividing the amount directed to each Variable Funding Option (or, taken from each Variable Funding Option) by the value of its Accumulation Unit. Normally, we calculate the value of an Accumulation Unit for each Variable Funding Option as of the close of regular trading (generally 4:00 p.m. Eastern time) each day the New York Stock Exchange is open. After the value is calculated, we credit your Contract. During the annuity period (i.e., after the Maturity Date), you are credited with Annuity Units.

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. From time to time we may make new Variable Funding Options available. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Underlying Funds are not publicly traded and are only offered through variable annuity contracts, variable life insurance policies, and in some instances, certain retirement plans. They are not the same retail mutual funds as those offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund.

We select the Underlying Funds offered through this Contract based on several criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Underlying Fund's adviser or subadviser is one of our affiliates or whether the Underlying Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. For additional information on these arrangements, see "Payments We Receive." We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Contract Owners. In some cases, we have included Underlying Funds based on recommendations made by broker-dealer firms. When the Company develops a variable product in cooperation with a fund family or distributor (e.g. a "private label" product) the Company will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the Company's selection criteria.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR UNDERLYING FUND. YOU BEAR THE RISK OF ANY DECLINE IN THE CONTRACT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE UNDERLYING FUNDS YOU HAVE CHOSEN.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in our judgment becomes inappropriate for purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Underlying Fund or Underlying Funds without your consent. The substituted Underlying Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Underlying Funds to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion.

In certain circumstances, the Company's ability to remove or replace an Underlying Fund may be limited by the terms of a five-year agreement between MetLife, Inc. (MetLife) and Legg Mason, Inc. (Legg Mason) relating to the use of certain Underlying Funds advised by Legg Mason affiliates. The agreement sets forth the conditions under which the Company can remove an Underlying Fund, which, in some cases, may differ from the Company's own selection criteria. In addition, during the term of the agreement, subject to the Company's fiduciary and other legal duties, the Company is generally obligated in the first instance to consider Underlying Funds advised by Legg Mason affiliates in seeking to make a substitution for an Underlying Fund advised by a Legg Mason affiliate. The agreement was originally entered into on July 1, 2005 by MetLife and certain affiliates of Citigroup Inc. (Citigroup) as part of MetLife's acquisition of The Travelers Insurance Company (now MetLife Insurance Company of Connecticut) and The Travelers Life and Annuity Company (now MetLife Life and Annuity Company of Connecticut) from Citigroup. Legg Mason replaced the Citigroup affiliates as a party to the agreement when Citigroup sold its asset management business to Legg Mason. The agreement also obligates Legg Mason to continue making payments to the company with respect to the Underlying Funds advised by Legg Mason affiliates, on the same terms provided for in administrative services agreements between Citigroup's asset management affiliates and the Travelers insurance companies that predated acquisition.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC, and Met Investors Advisory LLC) or subadviser of an Underlying Fund, or its affiliates, may make payments to the Company and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing, and support services with respect to the Contracts and, in the Company's role as an intermediary, with respect to the Underlying Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Contract Owners, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the Underlying Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Underlying Funds attributable to the Contracts and certain other variable insurance products that the Company and its affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay the Company more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an Underlying Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in its affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies." The Company's ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Fund. The Company will benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the advisers. (See "Fee
Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for the Underlying Funds for information on the management fees paid by the advisers to the subadvisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An Underlying Fund's 12b-1 Plan, if any, is described in more detail in the Underlying Fund's prospectus. (See "Fee
Table -- Underlying Fund Fees and Expenses" and "Other
Information -- Distribution of Variable Annuity Contracts.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor, MetLife Investors Distribution Company. Payments under an Underlying Fund's 12b-1 Plan decrease the Underlying Fund's investment return.

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment advisers and its fees. You may obtain an Underlying Fund prospectus by calling 1-866-547-3793 or through your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current Underlying Funds are listed below, along with their investment advisers and any subadviser:


             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------


AIM VARIABLE INSURANCE
  FUNDS -- SERIES II
  AIM V.I. Mid Cap Core Equity     Seeks long-term growth of          A I M Advisors, Inc.
     Fund                          capital.
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
  Franklin Rising Dividends        Seeks long-term capital            Franklin Advisory Services, LLC
     Securities Fund               appreciation, with preservation
                                   of capital as an important
                                   consideration.
  Franklin Small-Mid Cap Growth    Seeks long-term capital growth.    Franklin Advisers, Inc.
     Securities Fund
  Templeton Foreign Securities     Seeks long-term capital growth.    Templeton Investment Counsel, LLC
     Fund                                                             Subadvisor: Franklin Templeton
                                                                      Investment Management Limited

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------

LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
  Legg Mason Partners Variable     Seeks capital appreciation.        Legg Mason Partners Fund Advisor,
     Aggressive Growth                                                LLC
     Portfolio -- Class II                                            Subadviser: ClearBridge Advisors,
                                                                      LLC,
  Legg Mason Partners Variable     Seeks total return (that is, a     Legg Mason Partners Fund Advisor,
     Capital and Income            combination of income and long     LLC
     Portfolio -- Class II         term capital appreciation).        Subadvisers: ClearBridge
                                                                      Advisors, LLC and Western Asset
                                                                      Management Company
  Legg Mason Partners Variable     Seeks long-term capital growth.    Legg Mason Partners Fund Advisor,
     Fundamental Value             Current income is a secondary      LLC
     Portfolio -- Class I          consideration.                     Subadviser: ClearBridge Advisors,
                                                                      LLC
MET INVESTORS SERIES TRUST
  Met/AIM Capital Appreciation     Seeks capital appreciation.        Met Investors Advisory LLC
     Portfolio -- Class E                                             Subadviser: A I M Capital
                                                                      Management, Inc.
  MFS(R) Research International    Seeks capital appreciation.        Met Investors Advisory LLC
     Portfolio -- Class B                                             Subadviser: Massachusetts
                                                                      Financial Services Company
  Oppenheimer Capital              Seeks capital appreciation.        Met Investors Advisory LLC
     Appreciation                                                     Subadviser: OppenheimerFunds,
     Portfolio -- Class B                                             Inc.
METROPOLITAN SERIES FUND, INC.
  BlackRock Money Market           Seeks a high level of current      MetLife Advisers, LLC
     Portfolio -- Class A          income consistent with             Subadviser: BlackRock Advisors,
                                   preservation of capital.           LLC
  MFS(R) Total Return              Seeks a favorable total return     MetLife Advisers, LLC
     Portfolio -- Class B          through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company

  Oppenheimer Global Equity        Seeks capital appreciation.        MetLife Advisers, LLC
     Portfolio -- Class B                                             Subadviser: OppenheimerFunds,
                                                                      Inc.
PIONEER VARIABLE CONTRACTS
  TRUST -- CLASS II
  Pioneer America Income VCT       Seeks as high a level of current   Pioneer Investment Management,
     Portfolio                     income as is consistent with       Inc.
                                   preservation of capital.
  Pioneer Cullen Value VCT         Seeks capital appreciation, with   Pioneer Investment Management,
     Portfolio                     current income as a secondary      Inc.
                                   objective.                         Subadviser: Cullen Capital
                                                                      Management, Inc.
  Pioneer Emerging Markets VCT     Seeks long-term growth of          Pioneer Investment Management,
     Portfolio                     capital.                           Inc.
  Pioneer Equity Income VCT        Seeks current income and long-     Pioneer Investment Management,
     Portfolio                     term growth of capital from a      Inc.
                                   portfolio consisting primarily of
                                   income producing equity
                                   securities of U.S. corporations.
  Pioneer Equity Opportunity VCT   Seeks long-term capital growth.    Pioneer Investment Management,
     Portfolio                     As a secondary objective, the      Inc.
                                   portfolio may seek income.
  Pioneer Fund VCT Portfolio       Seeks reasonable income and        Pioneer Investment Management,
                                   capital growth.                    Inc.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------

  Pioneer Global High Yield VCT    Seeks to maximize total return     Pioneer Investment Management,
     Portfolio                     through a combination of income    Inc.
                                   and capital appreciation.
  Pioneer Growth Shares VCT        Seeks appreciation of capital.     Pioneer Investment Management,
     Portfolio                                                        Inc.
  Pioneer High Yield VCT           Seeks to maximize total return     Pioneer Investment Management,
     Portfolio                     through a combination of income    Inc.
                                   and capital appreciation.
  Pioneer Ibbotson Aggressive      Seeks long-term capital growth.    Pioneer Investment Management,
     Allocation VCT Portfolio                                         Inc.
                                                                      Subadviser: Ibbotson Associates,
                                                                      LLC
  Pioneer Ibbotson Growth          Seeks long-term capital growth     Pioneer Investment Management,
     Allocation VCT Portfolio      and current income.                Inc.
                                                                      Subadviser: Ibbotson Associates,
                                                                      LLC
  Pioneer Ibbotson Moderate        Seeks long-term capital growth     Pioneer Investment Management,
     Allocation VCT Portfolio      and current income.                Inc.
                                                                      Subadviser: Ibbotson Associates,
                                                                      LLC
  Pioneer International Value VCT  Seeks long-term capital growth.    Pioneer Investment Management,
     Portfolio                                                        Inc.
  Pioneer Mid Cap Value VCT        Seeks capital appreciation by      Pioneer Investment Management,
     Portfolio                     investing in a diversified         Inc.
                                   portfolio of securities
                                   consisting primarily of common
                                   stocks.
  Pioneer Oak Ridge Large Cap      Seeks capital appreciation.        Pioneer Investment Management,
     Growth VCT Portfolio                                             Inc.
                                                                      Subadviser: Oak Ridge
                                                                      Investments, LLC
  Pioneer Real Estate Shares VCT   Seeks long-term growth of          Pioneer Investment Management,
     Portfolio                     capital. Current income is the     Inc.
                                   portfolio's secondary investment   Subadviser: AEW Management and
                                   objective.                         Advisors, L.P.
  Pioneer Small and Mid Cap        Seeks long term capital growth.    Pioneer Investment Management,
     Growth VCT Portfolio                                             Inc.
                                                                      Subadviser: L. Roy Papp &
                                                                      Associates, LLP
  Pioneer Small Cap Value VCT      Seeks capital growth by investing  Pioneer Investment Management,
     Portfolio                     in a diversified portfolio of      Inc.
                                   securities consisting primarily
                                   of common stocks.
  Pioneer Strategic Income VCT     Seeks a high level of current      Pioneer Investment Management,
     Portfolio                     income.                            Inc.
  Pioneer Value VCT Portfolio      Seeks reasonable income and        Pioneer Investment Management,
                                   capital growth.                    Inc.


                                THE FIXED ACCOUNT

--------------------------------------------------------------------------------

Currently, the Fixed Account is not available as a funding option. Please refer to your Contract and Appendix D for more information.

                             CHARGES AND DEDUCTIONS

--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the service and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts

     - the death benefit paid on the death of the Contract Owner, Annuitant, or first of the joint owners

     - the available funding options and related programs (including dollar cost averaging, portfolio rebalancing, and systematic withdrawal programs)

     - administration of the annuity options available under the Contracts and

     -    the distribution of various reports to Contract Owners

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts

     - sales and marketing expenses including commission payments to your registered representative and

     -    other costs of doing business

Risks we assume include:

     - that Annuitants may live longer than estimated when the annuity factors under the Contracts were established

     - that the amount of the death benefit will be greater than the Contract Value and

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. For example, the withdrawal charge we collect may not fully cover all of the sales and distribution expenses we actually incur. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

WITHDRAWAL CHARGE

We do not deduct a sales charge from Purchase Payments when they are made to the Contract. However, a withdrawal charge will apply if Purchase Payments and any associated Purchase Payment Credits are withdrawn before they have been in the Contract for nine years. We will assess the charge as a percentage of the Purchase Payment and any associated Purchase Payment Credits withdrawn as follows:


         YEARS SINCE PURCHASE PAYMENT MADE            WITHDRAWAL CHARGE
--------------------------------------------------    -----------------
  GREATER THAN OR EQUAL TO         BUT LESS THAN


           0 years                    3 years                 8%
           3 years                    4 years                 7%
           4 years                    5 years                 6%
           5 years                    6 years                 5%
           6 years                    7 years                 4%
           7 years                    8 years                 3%
           8 years                    9 years                 2%
          9+ years                                            0%

For purposes of the withdrawal charge calculation, withdrawals are deemed to be taken first from:

     (a) any Purchase Payment and any associated Purchase Payment Credits to which no withdrawal charge applies, then

     (b) any remaining free withdrawal allowance (as described below) (after being reduced by (a)), then

     (c) any remaining Purchase Payment and any associated Purchase Payment Credits to which a withdrawal charge applies (on a first-in, first-out basis), then

     (d)  any Contract earnings

Unless you instruct us otherwise, we will deduct the withdrawal charge from the amount requested. We will not deduct a withdrawal charge if Purchase Payments and associated credits are distributed:

     - due to the death of the Contract Owner or the Annuitant (with no Contingent Annuitant surviving) or

     -    under the Managed Distribution Program or

     -    under the Nursing Home Confinement provision (as described in Appendix
          E)

FREE WITHDRAWAL ALLOWANCE

Beginning in the second Contract Year, you may withdraw up to 10% of the Contract Value annually, without a withdrawal charge. We calculate the available withdrawal amount as of the end of the previous Contract Year. If you have Purchase Payments, and any associated Purchase Payment Credits, that are no longer subject to a withdrawal charge, the maximum you may withdraw without a withdrawal charge is the greater of (a) the free withdrawal allowance or (b) the total amount of Purchase Payments, and any associated Purchase Payment Credits, no longer subject to a withdrawal charge. Any free withdrawal taken will reduce Purchase Payments , and any associated Purchase Payment Credits no longer subject to a withdrawal charge. The free withdrawal allowance applies to any partial or full withdrawal. The free withdrawal allowance is not cumulative from year to year.

Any withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty may be assessed on any withdrawal if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of a withdrawal.

TRANSFER CHARGE

We reserve the right to assess a transfer charge of up to $10.00 on transfers exceeding 12 per year. We will notify you in writing at your last known address at least 31 days before we impose any such transfer charge.

ADMINISTRATIVE CHARGES

There are two administrative charges: the $40 annual Contract administrative charge and the administrative expense charge. The annual Contract administrative charge will be deducted on a pro-rata basis from amounts allocated to the Variable Funding Options. We will deduct the annual Contract administrative charge on the fourth Friday of each August. This charge compensates us for expenses incurred in establishing and maintaining the Contract. We will prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a Contract administrative charge from the Fixed Account or:

     (1)  from the distribution of death proceeds;

     (2)  after an annuity payout has begun; or

     (3) if the Contract Value on the date of assessment equals or is greater than $100,000.

We deduct the administrative expense charge (sometimes called "Subaccount administrative charge") on each business day from amounts allocated to the Variable Funding Options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the Variable Funding Options, and is reflected in our Accumulation and Annuity Unit value calculations.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, we deduct a mortality and expense risk ("M&E") charge from amounts held in the Variable Funding Options. We reflect the deduction in our calculation of Accumulation and Annuity Unit values. The charges stated are the maximum for this product. We reserve the right to lower this charge at any time. If you choose the Standard Death Benefit, the M&E charge equals 1.40% annually. If you choose the Annual Step-Up Death Benefit, the M&E charge is 1.55% annually. If you choose the Roll-Up Death Benefit, the M&E charge is 1.75% annually. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your registered representative.

VARIABLE LIQUIDITY BENEFIT CHARGE

If the Variable Liquidity Benefit is selected, there is a maximum charge of 8% of the amounts withdrawn. This charge is not assessed during the accumulation phase.

We will assess the charge as a percentage of the total benefit received as follows:


   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------


         0 years                3 years               8%
         3 years                4 years               7%
         4 years                5 years               6%
         5 years                6 years               5%
         6 years                7 years               4%
         7 years                8 years               3%
         8 years                9 years               2%
        9 years+                                      0%


Please refer to Payment Options for a description of this benefit.

ENHANCED STEPPED-UP PROVISION CHARGE

If the E.S.P. option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, 0.20% of the amounts held in each funding option. The E.S.P. option is available if the owner and Annuitant are both age 75 or younger on the Contract Date.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE

If you elect to add a GMWB rider to your Contract, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge depends on which GWMB rider you select. The current charge for each rider is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT FOR LIFE ("GMWB FOR LIFE") CHARGE

If you elect the GMWB for Life rider, a charge is deducted daily from amounts held in each Variable Funding Option. The current charge, on an annual basis, is 0.65% if you select the Single Life Option, or 0.80% if you select the Joint Life Option. Your current charge may increase when your benefits automatically reset, unless you notify us not to reset your benefits (see "LIVING
BENEFITS -- Guaranteed Minimum Withdrawal Benefit for Life"). The charge will never exceed 1.50%. You cannot cancel the rider, although the rider terminates under certain circumstances (see "Termination").

GUARANTEED MINIMUM ACCUMULATION BENEFIT CHARGE

If the GMAB option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, a maximum of 0.50% of the amounts held in each funding option.

VARIABLE FUNDING OPTION EXPENSES

We summarized the charges and expenses of the Underlying Funds in the fee table. Please review the prospectus for each Underlying Fund for a more complete description of that fund and its expenses. Underlying Fund expenses are not fixed or guaranteed and are subject to change by the Fund.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 3.5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract Value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                                    TRANSFERS

--------------------------------------------------------------------------------

Subject to the limitations described below, you may transfer all or part of your Contract Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

Where permitted by state law, we reserve the right to restrict transfers from the Variable Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract. Currently, the Fixed Account is not an available funding option.

Currently, there are no charges for transfers; however, we reserve the right to charge a fee for any transfer request, which exceeds twelve per year. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.

MARKET TIMING/EXCESSIVE TRADING

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the Underlying Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Underlying Funds and may disrupt Underlying Fund management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Underlying Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Underlying Funds, i.e., Franklin Small-Mid Cap Growth Securities Fund, Templeton Foreign Securities Fund, MFS(R) Research International Portfolio, Oppenheimer Global Equity Portfolio, Pioneer Emerging Markets VCT Portfolio, Pioneer Global High Yield VCT Portfolio, Pioneer High Yield VCT Portfolio, Pioneer International Value VCT Portfolio, Pioneer Small and Mid Cap Growth VCT Portfolio, Pioneer Small Cap

Value VCT Portfolio and Pioneer Strategic Income VCT Portfolio (the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Underlying Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Underlying Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Underlying Funds, we rely on the Underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

     - reject the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Underlying Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Underlying Fund and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds, we have entered into a written agreement, as required by SEC regulation, with each Underlying Fund or its principal underwriter that obligates us to provide to the Underlying Fund promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Underlying Funds generally are "omnibus" orders from intermediaries, such as separate accounts funding variable insurance contracts or retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Underlying Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Underlying Funds. If an Underlying Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Underlying Fund prospectuses for more details.

DOLLAR COST AVERAGING

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more Accumulation Units in a funding option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

You may elect the DCA Program through Written Request or other method acceptable to us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400. There is no additional fee to participate in the DCA Program.

You may establish pre-authorized transfers of Contract Values from the Fixed Account, subject to certain restrictions. Under the DCA Program, automated transfers from the Fixed Account may not deplete your Fixed Account Value in less than twelve months from your enrollment in the DCA Program.

In addition to the DCA Program, within the Fixed Account, we may credit increased interest rates to Contract Owners under an administrative Special DCA Program established at our discretion, depending on availability and state law. Under this program, the Contract Owner may pre-authorize level transfers to any of the funding options under a 6 Month, 12 Month or 24 Month Special DCA Program. The programs may have different credited interest rates. We must transfer all Purchase Payments and accrued interest on a level basis to the selected funding options in the applicable time period. Under each program, the interest will accrue only on the remaining amounts in the Special DCA Program. For example, under the 12 Month program, the interest rate can accrue up to 12 months on the remaining amounts in the Special DCA Program and we must transfer all Purchase Payments and accrued interest in this program on a level basis to the selected funding options in 12 months.

The pre-authorized transfers will begin after the initial program Purchase Payment and complete enrollment instructions are received by the Company. If we do not receive complete program enrollment instructions within 15 days of receipt of the initial program Purchase Payment, the entire balance in the program will be transferred into the Money Market Variable Funding Option.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. If you stop the Special DCA Program and elect to remain in the Fixed Account, we will credit your Contract Value for the remainder of 6 or 12 months with the interest rate for funds.

You may only have one DCA Program or Special DCA Program in place at one time.

All provisions and terms of the Contract apply to the DCA and Special DCA Programs, including provisions relating to the transfer of money between funding options, except that transfers made under any DCA Program will not be counted for purposes of restrictions we may impose on the number of transfers permitted under the Contract. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service. If the Fixed Account is not available as a funding option, you may still participate in the DCA Program.

                              ACCESS TO YOUR MONEY

--------------------------------------------------------------------------------

Any time before the Maturity Date, you may redeem all or any portion of the Cash Surrender Value, that is, the Contract Value less any withdrawal charge and any premium tax not previously deducted. Unless you submit a Written Request specifying the Fixed Account and/or the Variable Funding Option(s) from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the Cash Surrender Value as of the close of business after we receive your surrender request at our Home Office. The Cash Surrender Value may be more or less than the Purchase Payments you made. You may not make withdrawals during the annuity period.

For amounts allocated to the Variable Funding Options, we may defer payment of any Cash Surrender Value for a period of up to five business days after the Written Request is received. For amounts allocated to the Fixed Account, we may defer payment of any Cash Surrender Value for a period up to six months. In either case, it is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

We may withhold payment of surrender, withdrawal or loan proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

If your Contract is issued as part of a 403(b) plan, there are restrictions on your ability to make withdrawals from your Contract. You may not withdraw contributions or earnings made to your Contract after December 31, 1988 unless you are (a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship. Even if you are experiencing a financial hardship, you may only withdraw contributions, not earnings. You should consult with your tax adviser before making a withdrawal from your Contract.

SYSTEMATIC WITHDRAWALS

Before the Maturity Date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes and withdrawal charge. To elect systematic withdrawals, you must have a Contract Value of at least $15,000 and you must make the election on the form we provide. We will surrender Accumulation Units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals upon 30 days' written notice to Contract Owners (where allowed by state law). There is currently no additional fee for electing systematic withdrawals.

Each systematic withdrawal is subject to federal income taxes on the taxable portion and may be subject to Contract charges. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

MANAGED DISTRIBUTION PROGRAM. Under the systematic withdrawal option, you may choose to participate in the Managed Distribution Program. At no cost to you, you may instruct us to calculate and make minimum distributions that may be required by the IRS upon reaching age 70 1/2. (See "Federal Tax Considerations".) These payments will not be subject to the withdrawal charge and will be in lieu of the free withdrawal allowance. No Dollar Cost Averaging will be permitted if you are participating in the Managed Distribution Program.

                              OWNERSHIP PROVISIONS

--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

CONTRACT OWNER

The Contract belongs to the Contract Owner named in the Contract (on the Contract Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for Non-qualified Contracts. You have sole power during the Annuitant's lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

You receive all payments while the Annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the Contract Owner.

If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot transfer ownership or make additional Purchase Payments.

Joint Owner. For Non-qualified Contracts only, you may name joint owners (e.g., spouses) in a Written Request before the Contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them.

BENEFICIARY

You name the beneficiary in a Written Request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the Annuitant or the Contract Owner. If more than one beneficiary survives the Annuitant or Contract Owner, they will share equally in benefits unless you recorded different shares with the Company by Written Request before the death of the Annuitant or Contract Owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from either the Variable Funding Options or the Fixed Account, as most recently elected by the Contract Owner, until the Death Report Date.

Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by Written Request during the lifetime of the Annuitant and while the Contract continues.

ANNUITANT

The Annuitant is designated in the Contract (on the Contract Specifications page), and is the individual on whose life the Maturity Date and the amount of the monthly Annuity Payments depend. You may not change the Annuitant after your Contract is in effect.

Contingent Annuitant. You may name one individual as a Contingent Annuitant. A Contingent Annuitant may not be changed, deleted or added to the Contract after the Contract Date. If the Annuitant who is not the owner dies prior to the Maturity Date, and the Contingent Annuitant is still living:

     -    the death benefit will not be payable upon the Annuitant's death

     -    the Contingent Annuitant becomes the Annuitant

     -    all other rights and benefits will continue in effect

When a Contingent Annuitant becomes the Annuitant, the Maturity Date remains the same as previously in effect.

If the Annuitant is also the owner, a death benefit is paid to the beneficiary regardless of whether or not there is a Contingent Annuitant.

                                  DEATH BENEFIT

--------------------------------------------------------------------------------

Before the Maturity Date, generally, a death benefit is payable when either the Annuitant or a Contract Owner dies. At purchase, you elect the Standard Death Benefit, the Step-Up Benefit (also referred to as the "Annual Step-Up") or the Roll-Up Benefit. We calculate the death benefit at the close of the business day on which our Home Office receives (1) Due Proof of Death and (2) written payment instructions or election of spousal contract continuance or beneficiary contract continuance ("Death Report Date").

Three different types of death benefits are available under the Contract prior to the Maturity Date:

     -    Standard Death Benefit

     -    Annual Step-Up Death Benefit

     -    Roll-Up Death Benefit

The Annual Step-Up and Roll-Up Death Benefits may not be available in all jurisdictions. There are age restrictions on certain death benefits (see The Annuity Contract section).

Note: If the owner dies before the Annuitant, the death benefit is recalculated, replacing all references to "Annuitant" with "owner."

DEATH PROCEEDS BEFORE THE MATURITY DATE

STANDARD DEATH BENEFIT: We will pay the beneficiary an amount equal to the greater of (1) or (2) below, each reduced by any applicable premium tax not previously deducted:

     (1)  your Contract Value on the Death Report Date, or

     (2)  your Adjusted Purchase Payment, described below*

ANNUAL STEP-UP DEATH BENEFIT

We will pay the beneficiary an amount equal to the greatest of (1), (2) or (3) below, each reduced by any applicable premium tax not previously deducted:

     (1)  your Contract Value on the Death Report Date,

     (2)  your Adjusted Purchase Payment described below* or

     (3)  the Step-Up Value, if any, as described below

ROLL-UP DEATH BENEFIT



--------------------------------------------------------------------------------------
If the Annuitant dies before
age 80, the death benefit will
be the greatest of:                 -  the Contract Value on the Death Report Date
                                    -  your adjusted Purchase Payment, described
                                       below*
                                    -  the Step-Up Value, if any, described below or
                                    -  the Roll-Up Death Benefit Value, described
                                       below; or
--------------------------------------------------------------------------------------
If the Annuitant dies on or
after age 80, the death benefit
will be the greatest of:            -  the Contract Value on the Death Report Date
                                    -  your adjusted Purchase Payment, described
                                       below*;
                                    -  the Step-Up Value, if any, as described below
                                       or
                                    -  the Roll-Up Death Benefit Value, described
                                       below, on the Annuitant's 80(th) birthday,
                                       plus any additional Purchase Payments and
                                       minus any partial surrender reductions (as
                                       described below) that occur after the
                                       Annuitant's 80(th) birthday
--------------------------------------------------------------------------------------


* If you have elected a GMWB Rider (Principal Guarantee) your adjusted Purchase Payment will NOT be calculated as described below but will be equal to your aggregate Purchase Payments minus your aggregate withdrawals from the date you purchase the rider. If you purchased the GMWB for Life (Living Income Guarantee) rider and if your Contract provides for a death benefit amount that is the greatest of multiple benefits including the Adjusted Purchase Payment, your Adjusted Purchase Payment will not be calculated as described below, but instead will be equal to your aggregate Purchase Payments minus your aggregate withdrawals from the date the GMWB for Life (Living Income Guarantee) rider is added to your Contract.

ADJUSTED PURCHASE PAYMENT. The initial Adjusted Purchase Payment is equal to the initial Purchase Payment. Whenever an additional Purchase Payment is made, the Adjusted Purchase Payment is increased by the amount of the Purchase Payment. Whenever a partial surrender is taken, the Adjusted Purchase Payment is reduced by a Partial Surrender Reduction, described below. Purchase Payment Credits are not considered Purchase Payments for the purposes of this calculation.

STEP-UP VALUE

The Step-Up Value will initially equal the Contract Value on the first Contract Date anniversary less any Purchase Payment Credits applied within the last 12 months. On each subsequent Contract Date anniversary that occurs before the Annuitant's 80(th) birthday and before the Annuitant's death, if the Contract Value less any Purchase Payment Credits applied within 12 months is greater than the Step-Up Value, the Step-Up Value will be increased to equal the Contract Value less any Purchase Payment Credits applied within the last 12 months. If the Step-Up Value is greater than the Contract Value less any Purchase Payment Credits applied within the last 12 months, the Step-Up Value will remain unchanged. Whenever a Purchase Payment is made, the Step-Up Value will be increased by the amount of that Purchase Payment. Whenever a withdrawal is taken, the Step-Up Value will be reduced by a Partial Surrender Reduction as described below. The only changes made to the Step-Up Value on or after the Annuitant's 80(th) birthday will be those related to additional Purchase Payments or withdrawals as described below.

ROLL-UP DEATH BENEFIT VALUE+

On the Contract Date, the Roll-Up Death Benefit Value is equal to the Purchase Payment. Purchase Payment Credits are not considered Purchase Payments. On each Contract Date anniversary, the Roll-Up Death Benefit Value will be recalculated to equal a) plus b) minus c), increased by 5%, where:

     (a) is the Roll-Up Death Benefit Value as of the previous Contract Date anniversary

     (b)  is any Purchase Payment made during the previous Contract Year

     (c) is any Partial Surrender Reduction (as described below) during the previous Contract Year.

On dates other than the Contract Date anniversary, the Roll-Up Death Benefit Value will equal a) plus b) minus c) where:

     (a) is the Roll-Up Death Benefit Value as of the previous Contract Date anniversary

     (b) is any Purchase Payment made since the previous Contract Date anniversary

     (c) is any Partial Surrender Reduction (as described below) since the previous Contract Date anniversary

The maximum Roll-Up Death Benefit equals 200% of the difference between all Purchase Payments and all partial surrender reductions** (as described below).

** Your Roll-Up Death Benefit will be subjected to the partial surrender reduction below even if you have elected the GMWB Rider (Principal Guarantee) or GMWB for Life (Living Income Guarantee) rider.

+ May not be available in all states. Please check with your registered representative.

PARTIAL SURRENDER REDUCTIONS.

ADJUSTED PURCHASE PAYMENT: The Partial Surrender Reduction equals (1) the adjusted Purchase Payment in effect immediately before the reduction for withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the surrender less any Purchase Payment Credits applied within 12 months of the surrender.

For example, assume your current Contract Value is $55,000. If your current adjusted Purchase Payment is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the adjusted Purchase Payment as follows:

           $50,000 x ($10,000/55,000) = $9,090

Your new adjusted Purchase Payment would be $50,000-$9,090, or $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current Adjusted Purchase Payment is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the adjusted Purchase Payment as follows:

           $50,000 x ($10,000/$30,000) = $16,666

Your new adjusted Purchase Payment would be $50,000-$16,666, or $33,334.

STEP-UP AND ROLL-UP VALUE: The Partial Surrender Reduction equals (1) the death benefit value (Step-Up or Roll-Up Value) in effect immediately before the reduction for withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the surrender less any Purchase Payment Credits applied within 12 months of the surrender.

For example, assume your current Contract Value is $55,000. If your current Step-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Step-Up Value as follows:

           $50,000 x ($10,000/$55,000) = $9,090

Your new Step-Up Value would be $50,000-$9,090, or $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current Step-Up Value is $50,000, and you decide to make your withdrawal of $10,000, we would reduce the Step-Up Value as follows:

           $50,000 x ($10,000/$30,000) = $16,666

Your new Step-Up Value would be $50,000-$16,666, or $33,334.

ENHANCED STEPPED-UP PROVISION ("E.S.P.")

THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE. THIS PROVISION MAY NOT BE AVAILABLE IN ALL STATES. PLEASE CHECK WITH YOUR REGISTERED REPRESENTATIVE.

The rider effective date is the date the rider is attached to and made a part of the Contract. If you have selected the E.S.P., the total death benefit as of the Death Report Date will equal the death benefit described above plus the greater of zero or the following amount:

IF THE ANNUITANT IS YOUNGER THAN AGE 70 ON THE RIDER EFFECTIVE DATE, 40% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are both received after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date; or

IF THE ANNUITANT IS BETWEEN THE AGES OF 70 AND 75 ON THE RIDER EFFECTIVE DATE, 25% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are received both after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date.

THE INITIAL MODIFIED PURCHASE PAYMENT is equal to the Contract Value as of the rider effective date. Whenever a Purchase Payment is made after the rider effective date, the modified Purchase Payment(s) are increased by the amount of the Purchase Payment. Whenever a partial surrender is taken after the rider effective date, the modified Purchase Payment(s) are reduced by a partial surrender reduction as described below.

THE PARTIAL SURRENDER REDUCTION IS EQUAL TO: (1) the modified Purchase Payment(s) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

For example, assume your current modified Purchase Payment is $50,000 and that your current Contract Value is $55,000. You decide to make a withdrawal of $10,000. We would reduce the modified Purchase Payment as follows:

           $50,000 x ($10,000/$55,000) = $9,090

You new modified Purchase Payment would be $50,000-$9,090 = $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current modified Purchase Payment is $50,000 and you decide to make a withdrawal of $10,000, we would reduce the modified Purchase Payment as follows:

           $50,000 x ($10,000/$30,000) = $16,666

Your new modified Purchase Payment would be $50,000-$16,666 = $33,334.

PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the Maturity Date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

                             NON-QUALIFIED CONTRACTS


---------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
---------------------------------------------------------------------------------------------------------------

OWNER (WHO IS NOT THE         The beneficiary (ies), or if   The beneficiary elects to      Yes
ANNUITANT) (WITH NO JOINT     none, to the Contract          continue the Contract rather
OWNER)                        Owner's estate.                than receive the
                                                             distribution.
---------------------------------------------------------------------------------------------------------------
OWNER (WHO IS THE ANNUITANT)  The beneficiary (ies), or if   The beneficiary elects to      Yes
(WITH NO JOINT OWNER)         none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive the
                                                             distribution.
---------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The surviving joint owner.                                    Yes
IS NOT THE ANNUITANT)
---------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The beneficiary (ies), or if   The beneficiary elects to      Yes
IS THE ANNUITANT)             none, to the surviving joint   continue the Contract rather
                              owner.                         than receive the lump sum
                                                             distribution.
---------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS   The surviving joint owner.     The spouse elects to           Yes
NOT THE ANNUITANT)                                           continue the Contract.
---------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS   The beneficiary (ies), or if   The spouse elects to           Yes
THE ANNUITANT)                none, to the surviving joint   continue the Contract.
                              owner.
                                                             A spouse who is not the
                                                             beneficiary may decline to
                                                             continue the Contract the
                                                             proceeds and instruct the
                                                             company to pay the
                                                             beneficiary who may elect to
                                                             continue the Contract.
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
---------------------------------------------------------------------------------------------------------------

ANNUITANT (WHO IS NOT THE     The beneficiary (ies), or if   The beneficiary elects to      Yes
CONTRACT OWNER)               none, to the Contract Owner    continue the Contract rather
                                                             than receive the
                                                             distribution.
                                                             Or unless, there is a
                                                             Contingent Annuitant, then,
                                                             the Contingent Annuitant
                                                             becomes the Annuitant and
                                                             the Contract continues in
                                                             effect (generally using the
                                                             original Maturity Date). The
                                                             proceeds will then be paid
                                                             upon the death of the
                                                             Contingent Annuitant or
                                                             owner
---------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS THE         See death of "owner who is                                    Yes
CONTRACT OWNER)               the Annuitant" above.
---------------------------------------------------------------------------------------------------------------
ANNUITANT (WHERE OWNER IS A   The beneficiary(ies) (or if                                   Yes (Death of
NONNATURAL ENTITY/TRUST)      none, to the owner.                                           Annuitant is
                                                                                            treated as death
                                                                                            of the owner in
                                                                                            these
                                                                                            circumstances.)
---------------------------------------------------------------------------------------------------------------
CONTINGENT ANNUITANT          No death proceeds are                                         N/A
(ASSUMING ANNUITANT IS STILL  payable; Contract continues.
ALIVE)
---------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
---------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
---------------------------------------------------------------------------------------------------------------


                               QUALIFIED CONTRACTS


---------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
---------------------------------------------------------------------------------------------------------------

OWNER/ANNUITANT               The beneficiary (ies), or if   The beneficiary elects to      Yes
                              none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a lump sum
                                                             distribution.
---------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
---------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
---------------------------------------------------------------------------------------------------------------


---------
* Certain payout rules of the Internal Revenue Code (IRC) are triggered upon the death of any owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary's life expectancy within one year of death or take a complete distribution of contract proceeds within 5 years of death. For Qualified Contracts, if mandatory distributions have begun at the death of the Annuitant, the 5 year payout option is not available.

SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY -- DOES NOT APPLY IF A NON-SPOUSE IS A JOINT OWNER)

Within one year of your death, if your spouse is named as an owner and/or beneficiary, and you die before the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. If you were the Annuitant and your spouse elects to continue the Contract, your spouse will be named the Annuitant as of the Death Report Date.

If your spouse elects to continue the Contract as Contract Owner, the death benefit will be calculated as of the Death Report Date. If the Contract Value is less than the calculated death benefit, the Contract Value will be increased to equal the death benefit. This amount is referred to as the adjusted Contract Value. Any difference between the Contract Value and the adjusted Contract Value will be allocated to the funding options in the same proportion as the allocations of the Contract prior to the Death Report Date.

Any premium paid before the Death Report Date is no longer subject to a withdrawal charge if your spouse elects to continue the Contract. Purchase payments and any associated credits made to the Contract after the Death Report Date will be subject to the withdrawal charge. All other Contract fees and charges applicable to the original Contract will also apply to the continued Contract. All other benefits and features of your Contract will be based on your spouse's age on the Death Report Date as if your spouse had purchased the Contract with the adjusted Contract Value on the Death Report Date. This spousal contract continuance is available only once for each Contract.

Please note that spousal continuation will not satisfy required minimum distribution rules for Qualified Contracts other than IRAs. Please consult a tax advisor before electing this option.

BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES)

If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the Death Report Date, (more than $1,000,000 is subject to Home Office approval), your beneficiary(ies) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump sum. If the beneficiary chooses to continue the Contract, the beneficiary can extend the payout phase of the Contract enabling the beneficiary to "stretch" the death benefit distributions out over his life expectancy as permitted by the Internal Revenue Code.

If your beneficiary elects to continue the Contract, the death benefit will be calculated as of the Death Report Date. The initial Contract Value of the continued Contract (the "adjusted Contract Value") will equal the greater of the Contract Value or the death benefit calculated on the Death Report Date and will be allocated to the funding options in the same proportion as prior to the Death Report Date. If the adjusted Contract Value is allocated to the Variable Funding Options, the beneficiary bears the investment risk.

The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

     -    transfer ownership

     -    take a loan

     -    make additional Purchase Payments

The beneficiary may also name his/her own beneficiary ("succeeding beneficiary") and has the right to take withdrawals at any time after the Death Report Date without a withdrawal charge. The E.S.P. option is not available to a beneficiary continuing the Contract under this provision. All other fees and charges applicable to the original Contract will also apply to the continued Contract; the E.S.P. charge no longer applies. All benefits and features of the continued Contract will be based on the beneficiary's age on the Death Report Date as if the beneficiary had purchased the Contract with the adjusted Contract Value on the Death Report Date.

PLANNED DEATH BENEFIT

You may request that rather than receive a lump-sum death benefit, the beneficiary(ies) receive all or a portion of the death benefit proceeds either:

     - as a variable or fixed annuity for life or a period that does not exceed the beneficiary's life expectancy, or

     - under the terms of the Beneficiary Continuance provision described above. If the Beneficiary Continuance provision is selected as a planned death benefit, no surrenders will be allowed other than payments meant to satisfy minimum distribution amounts or systematic withdrawal amounts, if greater.

You must make the planned death benefit request as well as any revocation of this request in writing. Upon your death, your beneficiary(ies) cannot revoke or modify this request. If the death benefit at the time we receive Due Proof of Death is less than $2,000, we will only pay a lump sum to the beneficiary. If periodic payments due under the planned death benefit election are less than $100, we reserve the right to make Annuity Payments at less frequent intervals, resulting in a payment of at least $100 per year. If no beneficiary is alive when death benefits become payable, we will pay the death benefit as provided in your Contract.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any Contract Owner or the Annuitant dies on or after the Maturity Date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity or income option then in effect.

                                 LIVING BENEFITS

--------------------------------------------------------------------------------

GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE")

For an additional charge, you may elect an optional rider for your Contract that provides a Guaranteed Minimum Withdrawal Benefit, or "GMWB". A GMWB rider is designed to protect your investment from poor market performance, as long as you do not withdraw more than a certain amount from your Contract each year.

AVAILABILITY AND ELIGIBILITY We offer different GMWB riders so that you can choose the level of benefits and costs that makes the most sense for you. This prospectus offers four different GMWB riders, and the availability of each depends on when you purchase your Contract and your state of residence. The four GMWB riders described in this prospectus are called "GMWB I", "GMWB II", "GMWB III" , and "GMWB for Life" (described separately below); we may refer to any one of these as GMWB. The availability of each rider is shown below.

                              AVAILABLE GMWB RIDERS


--------------------------------------------------------------------------------------------------------------
         NAME OF RIDER:                    GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
ALSO CALLED:                         Principal Guarantee    Principal Guarantee 5/10    Principal Guarantee 5
--------------------------------------------------------------------------------------------------------------
AVAILABILITY:                         Not available for       Available on or after     Available on or after
                                    purchase on or after        March 21, 2005 if         March 21, 2005 if
                                   March 21, 2005, unless    approved in your state    approved in your state
                                   GMWB II is not approved
                                        in your state
--------------------------------------------------------------------------------------------------------------


You may elect a GMWB or GMWB for Life rider only at the time of your initial purchase of the Contract. You may not elect a GMWB or GMWB for Life rider if you have also elected the GMAB rider offered under this Contract.

REMAINING BENEFIT BASE ("RBB") For all GMWB riders, the amount of your investment that is guaranteed is called the "remaining benefit base" or "RBB." Your initial RBB is equal to your initial Purchase Payment if you elect GMWB when you purchase your Contract less any Purchase Payment Credits applied within 12 months prior to the date the rider is added to the Contract. Your initial RBB does not include Purchase Payment Credits. The RBB is not a lump sum guarantee, rather, it is the amount that we guarantee to return to you through a series of payments that annually do not exceed a percentage of your RBB.

ANNUAL WITHDRAWAL BENEFIT ("AWB") The annual percentage of your RBB that is available for withdrawal is called the "annual withdrawal benefit" or "AWB". Each year you may take withdrawals that do not exceed your AWB until your RBB is depleted. Each year you may take your AWB monthly, annually, or on any payment schedule you request. You may take withdrawals in any dollar amount up to your AWB without affecting your guarantee. If you choose to receive only a part of, or none of, your AWB in any given year, your AWB in any subsequent year will not be increased. In that case you are choosing to deplete your RBB over a longer period of time.

The AWB is a percentage of your RBB and depends on which GMWB rider you select. Your initial AWB is calculated as a percentage of the RBB immediately before your first withdrawal:


--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
If you make your first                    5% of RBB                 5% of RBB                 5% of RBB
withdrawal before the 3(rd)
anniversary
after you purchase GMWB:
--------------------------------------------------------------------------------------------------------------
If you make your first                   10% of RBB                10% of RBB                 5% of RBB
withdrawal after the 3(rd)
anniversary after you purchase
GMWB:
--------------------------------------------------------------------------------------------------------------


ADDITIONAL PREMIUM Currently, additional Purchase Payments serve to increase your RBB and AWB. After each Purchase Payment your new RBB equals your RBB immediately prior to the Purchase Payment plus the dollar amount of the Purchase Payment, not including any Purchase Payment Credits. Your new AWB is equal to the AWB immediately prior to the Purchase Payment, plus a percentage of the Purchase Payment. We use the same percentage as that used to calculate your original AWB as shown above.

We reserve the right not to include additional Purchase Payments into the calculation of the RBB or AWB.

WITHDRAWALS When you make a withdrawal, your AWB remains the same as long as the sum of all of your withdrawals since the most recent anniversary of your purchase or reset of GMWB (or "GMWB Anniversary"), including the current withdrawal, does not exceed your AWB immediately prior to the current withdrawal. In such case your RBB is decreased to equal the RBB immediately prior to the withdrawal, less the dollar amount of the current withdrawal.

However, if you make a withdrawal so that the total of all your withdrawals since your GMWB anniversary, including the current withdrawal, exceeds your AWB immediately prior to the current withdrawal, we will recalculate both your RBB and AWB. The recalculation depends on which GMWB rider you select:

IF YOU SELECT GMWB II OR GMWB III:

     - To recalculate your RBB, we reduce your RBB by the greater of the dollar amount of your withdrawal, or a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal, minus any Purchase Payment Credits applied within 12 months of the withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

IF YOU PURCHASED GMWB I:

     - To recalculate your RBB, we reduce your RBB by a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal, minus any Purchase Payment Credits applied within 12 months of the withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

We will waive any surrender charge on amounts that you withdraw up to your AWB, or on amounts up to the amount withdrawn under our Managed Distribution Program, even if such annual amount withdrawn is greater than your free withdrawal allowance.

WITHDRAWAL EXAMPLES. The following examples are intended to illustrate the effect of withdrawals on your RBB and AWB, depending on which GMWB rider you select. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the Variable Funding Options selected by you. The example does not reflect the deduction of fees and charges, withdrawal charges and applicable income taxes and penalties, but does reflect a 6.00% Purchase Payment Credit (see "The Annuity Contract -- Purchase Payment Credits"). Assume your initial RBB is $100,000, your age is less than 70, and you take a withdrawal of $10,000 after your first GMWB Anniversary:

                   WITHDRAWAL EXAMPLE FOR GMWB II AND GMWB III


--------------------------------------------------------------------------------------------------------------------------------
                             ASSUMES 10% GAIN ON INVESTMENT                           ASSUMES 10% LOSS ON INVESTMENT
--------------------------------------------------------------------------------------------------------------------------------
                                                                           CONTRACT
               CONTRACT VALUE           RBB                AWB (5%)          VALUE            RBB                AWB (5%)
--------------------------------------------------------------------------------------------------------------------------------

VALUES AS OF
--------------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
  PURCHASE        $106,000           $100,000               $5,000         $106,000        $100,000               $5,000
--------------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
  PRIOR TO
  WITHDRAWAL      $116,600           $100,000               $5,000          $95,400        $100,000               $5,000
--------------------------------------------------------------------------------------------------------------------------------
PARTIAL
  WITHDRAWAL
  REDUCTION
  (PWR)              N/A            (100,000 X             [5,000 X           N/A         (100,000 X             [5,000 X
                                 10,000/116,600) =   (190,000/100,000)] =              10,000/95,400) =     (189,518/100,000)]
                                       8,576                  500                           $10,482               = $524
--------------------------------------------------------------------------------------------------------------------------------
GREATER OF
  PWR OR THE
  DOLLAR
  AMOUNT OF
  THE
  WITHDRAWAL                          $10,000                                               $10,482

                                  (10,000>8,576)                                        (10,482>10,000)
--------------------------------------------------------------------------------------------------------------------------------
CHANGE IN
  VALUE DUE
  TO
  WITHDRAWAL
  (PARTIAL
  SURRENDER
  REDUCTION)       $10,000            $10,000                $500           $10,000         $10,482                $524
--------------------------------------------------------------------------------------------------------------------------------
VALUE
  IMMEDIATELY
  AFTER
  WITHDRAWAL      $106,600            $90,000               $4,500          $85,400         $89,518               $4,476
--------------------------------------------------------------------------------------------------------------------------------


                          WITHDRAWAL EXAMPLE FOR GMWB I


--------------------------------------------------------------------------------------------------------------------------------
                             ASSUMES 10% GAIN ON INVESTMENT                           ASSUMES 10% LOSS ON INVESTMENT
--------------------------------------------------------------------------------------------------------------------------------
                                                                           CONTRACT
               CONTRACT VALUE           RBB                AWB (5%)          VALUE            RBB                AWB (5%)
--------------------------------------------------------------------------------------------------------------------------------

VALUES AS OF
--------------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
  PURCHASE        $106,000           $100,000               $5,000         $106,000        $100,000               $5,000
--------------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
  PRIOR TO
  WITHDRAWAL      $116,600           $100,000               $5,000          $95,400        $100,000               $5,000
--------------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
  AFTER
  WITHDRAWAL      $106,600            $91,424               $4,571          $85,400         $89,518               $4,476

                                [100,000 - (100,000     [5,000 - (5,000                   [100,000 -             [5,000 X
                                         X             $91,424/100,000)]                   (100,000          (89,518/100,000)]
                                 10,000/116,600)]                                      X 10,000/95,400)]
--------------------------------------------------------------------------------------------------------------------------------
CHANGE IN
  VALUE DUE
  TO
  WITHDRAWAL
  (PARTIAL
  SURRENDER
  REDUCTION)       $10,000            $8,576                 $429           $10,000         $10,482                $524
--------------------------------------------------------------------------------------------------------------------------------


TAX-QUALIFIED DISTRIBUTION PROGRAMS (GMWB II AND GMWB III ONLY). If you select GMWB II or GMWB III, subject to certain limitations and restrictions, your AWB will not incur a recalculation as a result of distributions taken under certain eligible Tax-Qualified Distribution Programs ("Tax-Qualified Distribution Programs"). Instead, such distributions will reduce the RBB by the amount of the withdrawal, and will not affect the AWB.

For purposes of GMWB II and GMWB III, the following Tax-Qualified Distribution Programs are eligible. Only certain types of distribution methods are eligible as described below. Please consult with your tax adviser to make sure you are eligible:

     - Distributions intended to satisfy the required minimum distribution rules under Internal Revenue Code ("Code") Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable, to:

          -    a qualified retirement plan (Code Section 401),

          -    a tax-sheltered annuity (Code Section 403(b)),

          -    an individual retirement account (Code Sections 408(a)),

          -    an individual retirement annuity (Code Section 408(b)), or

          -    a qualified deferred compensation plan (Code Section 457).

          Required minimum distribution must be calculated using the Uniform Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-2) and/or the Joint and Last Survivor Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-3), and for distributions where the employee (owner) dies before the entire interest is distributed as described in Code Section 401(a)(9)(B)(iii) calculated using the Single Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-1), as appropriate (each table as in effect as of January 1, 2004).

     - Distributions intended to satisfy the exception under Code Section 72(s)(2) to the required minimum distribution rules which apply after the death of the holder of a nonqualified annuity contract provided under Code Section 72(s)(1) for certain amounts payable over the life of a designated beneficiary;

     - Distributions intended to satisfy the exception under Code Section 72(t)(2)(A)(iv) from the 10% additional tax on early distributions from qualified retirement plans imposed by Code Section 72(t)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of such employee and his designated beneficiary, provided, however, the amount of the substantially equal periodic payments must be calculated under the required minimum distribution method set forth in the Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Revenue Ruling 2002-62, 2002-42 I.R.B. 710 (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program); or

     - Distributions intended to satisfy the exception under Code Section 72(q)(2)(D) from the 10% additional tax on early distributions from nonqualified annuity contracts imposed by Code Section 72(q)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the Beneficiary or the joint lives (or joint life expectancies) of such Beneficiary and his designated beneficiary, provided, however, the amount of the substantially equal periodic payment must be calculated under the required minimum distribution method set forth in Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Internal Revenue Bulletin 2004-9 , Notice 2004-15, page 526. (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program).

You are subject to the following limitations if you are taking distributions under a Tax-Qualified Distribution Program:

     - YOU MUST ENROLL IN OUR MANAGED DISTRIBUTION PROGRAM. If you do not enroll or if you cancel your enrollment, you can continue to make withdrawals under your GMWB rider, however your RBB and AWB may be subject to a recalculation. Under our Managed Distribution Program, you select the frequency of payments. You may change the frequency of your payments only once every two years after your GMWB Anniversary, and you may only make the change during the 30-day period after your GMWB Anniversary. At the time you purchase GMWB, your initial frequency of payment must be annual if you did not take distributions pursuant to your Tax-Qualified Distribution Program at your previous financial institution, unless you turn age
          70 1/2 before the first GMWB anniversary.

          You are advised to take your required distributions prior to purchasing GMWB in order to have the choice of taking your distributions on a monthly, quarterly, semi-annual or annual basis. If you do not take your distribution before purchasing GMWB, you will be limited to taking annual distributions for the first two Contract Years after which time you can choose an alternate mode of distribution.

     - ANY WITHDRAWALS OUTSIDE OF THE PROGRAM MAY DECREASE YOUR BENEFIT. All withdrawals under your Contract must be made pursuant to the Tax-Qualified Distribution Program during any 12-month period after an anniversary of your purchase of GMWB (a "GMWB Year"). If during any GMWB Year you take any additional withdrawals that are not made pursuant to the Program, you can continue to make withdrawals under your GMWB rider, however for the remainder of the GMWB Year your RBB and AWB may be subject to a partial withdrawal reduction. To avoid any partial withdrawal reduction, all withdrawals under your Contract must be made pursuant to your Tax-Qualified Distribution Program.

RESET (GMWB I AND GMWB II ONLY). If you select GMWB I or GMWB II, you may choose to reset your RBB at any time on or after the 5(th) anniversary of your GMWB purchase. Your new RBB is reset to equal your current Contract Value, minus any Purchase Payment Credits received 12 months before the date you reset. You may reset your RBB again every 5 years after the most recent reset. Once you become eligible to reset your RBB, we reserve the right to allow resets only on the anniversary of your GMWB purchase.

Each time you reset your RBB, your new AWB will equal a percentage of your new RBB. The percentage used is the same percentage used to calculate your AWB before the reset.

If you are age 95 and are taking withdrawals under a Tax-Qualified Distribution Program, you may not reset if you purchased GMWB II.

Depending on your Contract Value and the current fee for GMWB, it may not be beneficial to reset your RBB. Generally, it may be beneficial to reset your RBB if your Contract Value exceeds your RBB. However, the charge may increase if you elect to reset the RBB (the charge will never exceed the guaranteed maximum charge). Further, if you reset your RBB, your new AWB may be higher or lower than your current AWB. In addition, the length of time over which you can expect to receive your RBB will be reset.

INVESTMENT RESTRICTIONS (GMWB II AND GMWB III ONLY)

We reserve the right to restrict allocations to a Variable Funding Option or limit the percentage of Contract value that may be allocated to a Variable Funding Option at any time. If we do so we would provide you with asset allocation requirements, and we reserve the right to require periodic rebalancing of Contract value allocated to Variable Funding Options according to specified percentages. We will provide no less than 30 days advanced written notice if we exercise our right to restrict or limit allocations to a Variable Funding Option and/or require periodic rebalancing between Variable Funding Options. Our ability to restrict allocations to a Variable Funding Option may be different depending on your state.

If we restrict allocations to a Variable Funding Option, as of the effective date of the restriction, we will no longer allow additional Purchase Payments to be applied, or transfers of Contract value to be allocated into the restricted Variable Funding Option. Any Contract value previously allocated to a restricted Variable Funding Option will not be subject to the restriction. If we impose a limit on the percentage of Contract value allocated to a Variable Funding Option, as of the effective date of the restriction, we will impose the limit on all subsequent allocations.

GMWB CHARGE. The charge for your GMWB rider is different depending on which version of GMWB you choose. For all GMWB riders, the charge is deducted daily from amounts held in each Variable Funding Option. The current charge for each rider, on an annual basis, is shown below. Your current charge will not change unless you reset your benefits, at which time we may modify the charge. In such case the charge will never exceed 1.00%.


--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
Current Annual Charge                       0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
Maximum Annual Charge After a               1.00%                     1.00%                      N/A
Reset
--------------------------------------------------------------------------------------------------------------

MAXIMUM RBB. Although we have no current plans to do so, in the future we may impose a maximum RBB. If we do, we would stop including additional Purchase Payments and any Purchase Payment Credits into the calculation of your RBB. If we impose a maximum RBB for Purchase Payments or reset, the maximum RBB will never be less than the cumulative Purchase Payments to which we have previously consented.

Currently you must obtain our consent to purchase any RBB over $1 million. Purchase Payments under $1 million are not subject to a maximum RBB.

TERMINATION. Once you purchase GMWB I, you cannot cancel it. If you select GMWB II or GMWB III, you may terminate your rider at any time after the 5(th) anniversary of your purchase of GMWB. Once you terminate a GMWB III rider, you cannot re-elect it. You must request your termination in writing. All GMWB riders terminate automatically when you reach the maturity date of your Contract, if your Contract is assigned, or if the rider is exchanged for a similar rider offered by us.

OTHER INFORMATION ABOUT GMWB. If your Contract Value reaches zero, and you have purchased this benefit, the following will occur:

     - The AWB will continue to be paid to you until the RBB is depleted, not more frequently than monthly. Upon your death, your beneficiary will receive these payments. No other death benefit or optional benefit, if any, will be paid.

     - The total annual payment amount will equal the AWB and will never exceed your RBB, and

     - We will no longer accept subsequent Purchase Payments into the Contract.

If a spouse or beneficiary continues this Contract upon your death, and you had elected GMWB, all terms and conditions of this benefit would apply to the new owner.

Please refer to the Death Benefit section for information on how GMWB may impact your death benefit.

COMPARISON OF IMPORTANT DIFFERENCES BETWEEN GMWB I, II, AND III

The following chart may help you decide which version of GMWB is best for you.


--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
AWB                                  5% of RBB if first        5% of RBB if first             5% of RBB
                                   withdrawal before 3(rd)   withdrawal before 3(rd)
                                   anniversary 10% of RBB    anniversary 10% of RBB
                                     if first withdrawal       if first withdrawal
                                   after 3(rd) anniversary   after 3(rd) anniversary
--------------------------------------------------------------------------------------------------------------
ANNUAL CHARGE                               0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
RESET                                        Yes                       Yes                       No
--------------------------------------------------------------------------------------------------------------
CAN I CANCEL MY GMWB?                        No               Yes, after the 5(th)      Yes, after the 5(th)
                                                               anniversary of GMWB       anniversary of GMWB
                                                                    purchase                  purchase
--------------------------------------------------------------------------------------------------------------
INVESTMENT RESTRICTIONS                      No                        Yes                       Yes
--------------------------------------------------------------------------------------------------------------
WAIVER OF RECALCULATION OF AWB               No                        Yes                       Yes
FOR DISTRIBUTIONS FROM TAX-
QUALIFIED PLANS
--------------------------------------------------------------------------------------------------------------


GUARANTEED MINIMUM WITHDRAWAL BENEFIT FOR LIFE ("GMWB FOR LIFE" OR "LIVING INCOME GUARANTEE")

SUMMARY OF BENEFITS. At the time you purchase the Contract, for an additional charge, you may elect an optional rider for your Contract that provides a Guaranteed Minimum Withdrawal Benefit for Life, or "GMWB for Life". The

GMWB for Life rider is designed to protect your investment from poor market performance. The GMWB for Life rider:

     - Guarantees a fixed level of income for life after you attain a certain age as long as you do not withdraw more than a certain amount from your Contract each year;

     -    Can be purchased for you alone or with your spouse;

     -    Can accommodate tax-qualified distributions from your Contract;

     - Increases in value on each anniversary if your Contract Value increases through an automatic reset feature;

     - Can provide an income until your guaranteed amount is recovered if your circumstances change before you reach the minimum age to begin lifetime income, as long as you do not withdraw more than a certain amount from your Contract each year;

     - Offers the option to receive a lump sum after a period of years in lieu of the guarantee to take periodic payments if your circumstances change.

You must continue to meet several restrictions and conditions in order to receive the benefits of the GMWB for Life rider. Withdrawals that exceed the allowable annual maximum will more rapidly decrease the guarantees under the rider. Also, to be eligible for the guarantees you are permitted to invest only in a limited number of specified Variable Funding Options. Only Purchase Payments that you make within two years of purchase are eligible for the guarantees. See below for details.

Currently, you may elect the GMWB for Life rider only at the time of your initial purchase of the Contract. In the future we may allow Contract Owners to add the rider after purchase. You may not elect the GMWB for Life rider if you have also elected the GMWB or GMAB rider offered under this Contract. The GMWB for Life rider many not be available in all states. You may not elect the GMWB for Life rider if you have a loan outstanding, and you may not take out a loan once you elect the GMWB for Life rider. Once you purchase the GMWB for Life rider, you cannot cancel it.

In written materials other than this prospectus, we may refer to the GMWB for Life rider using different names. These names are "Living Income Guarantee" and "Living Income Guarantee for 2". These names refer to the same GMWB for Life rider described in this prospectus.

SINGLE LIFE OPTION OR JOINT LIFE OPTION. The GMWB for Life rider is designed for use by you alone (the "Single Life Option"), or you and your spouse (the "Joint Life Option"). You must select either the Single Life Option or the Joint Life Option at the time you elect the GMWB for Life rider.

The Single Life Option is available to all Contract Owners. However, if you select the Single Life Option and your Contract is jointly owned, the age of the older joint owner will determine when you are eligible for lifetime benefits under the rider, and income is guaranteed only over the lifetime of the older joint owner.

The Joint Life Option is only available if you name your spouse as the joint owner or sole beneficiary of your Contract. Under the Joint Life Option, income is guaranteed over the joint lifetime of both you and your spouse. Under the Joint Life Option, the age of the younger spouse determines when you are eligible for lifetime benefits under the rider. This means you and your spouse will have to wait until the younger of you reaches the minimum age to qualify for the lifetime benefit.

REMAINING BENEFIT BASE ("RBB"). The guarantees under the GMWB for Life rider are determined by applying an annual percentage to a base amount that we calculate called the "remaining benefit base" or "RBB."

Your initial RBB is equal to your initial Purchase Payment if you elect GMWB for Life when you purchase your Contract. If in the future we permit the rider to be added after the Contract is issued, then your initial RBB is equal to your Contract Value when you elect the rider less any Purchase Payment Credits applied within 12 months prior to the date the rider is added to the Contract. The RBB is not a lump sum guarantee, rather, it is used to determine the amount that we return to you through a series of payments that annually do not exceed a percentage of your RBB less any Purchase Payment Credits applied within 12 months prior to the date the rider is added to the Contract.

Your RBB is subject to a maximum of $5,000,000 for all deferred variable annuities issued by us in the same calendar year to you.

LIFETIME WITHDRAWAL BENEFIT ("LWB"). The annual percentage of your RBB that is available for withdrawal is called the "Lifetime Withdrawal Benefit" or "LWB. " Each year you may take withdrawals that do not exceed your LWB.

The level of your initial LWB payment depends on whether your GMWB for Life rider was issued under the Single Life Option or the Joint Life Option, and the timing of your first withdrawal from your Contract. You are eligible to receive payments under the LWB after you attain a certain age as shown below. Under the Joint Life Option, the age of the younger spouse determines eligibility. Under the Single Life Option, if your Contract is jointly owned, the age of the older joint owner determines eligibility.


--------------------------------------------------------------------------------------------
                                                        MAXIMUM AGE TO BE ELIGIBLE TO
                                                                 RECEIVE LWB
--------------------------------------------------------------------------------------------
Single Life Option                                              59 1/2 years
--------------------------------------------------------------------------------------------
Joint Life Option                                                 65 years
--------------------------------------------------------------------------------------------


Your initial LWB is calculated as a percentage of the RBB immediately before your first withdrawal:


-------------------------------------------------------------------------------------
SINGLE LIFE OPTION                                                             LWB
-------------------------------------------------------------------------------------
If you make your first withdrawal BEFORE the 5(th) anniversary after you
  purchase GMWB for Life:                                                   5% of RBB
-------------------------------------------------------------------------------------
If you make your first withdrawal ON OR AFTER the 5(th) anniversary, but
  before the 10(th) anniversary:                                            6% of RBB
-------------------------------------------------------------------------------------
If you make your first withdrawal ON OR AFTER the 10(th) anniversary:       7% of RBB
-------------------------------------------------------------------------------------




-------------------------------------------------------------------------------------
JOINT LIFE OPTION                                                              LWB
-------------------------------------------------------------------------------------
If you make your first withdrawal BEFORE the 8(th) anniversary after you
  purchase GMWB for Life:                                                   5% of RBB
-------------------------------------------------------------------------------------
If you make your first withdrawal ON OR AFTER the 8(th) anniversary, but
  before the 15th anniversary:                                              6% of RBB
-------------------------------------------------------------------------------------
If you make your first withdrawal ON OR AFTER the 15(th) anniversary:       7% of RBB
-------------------------------------------------------------------------------------


You should carefully choose when you take your first withdrawal from your Contract, because it will determine your LWB annual percentage which will not change for the life of your Contract. For example, if you take your first withdrawal before the 5th anniversary, your LWB will be 5% of RBB for the life of your Contract, and you will never qualify for a 6% or 7% of RBB.

As long as your total annual withdrawals do not exceed your LWB amount, you may continue to take your LWB payments until death, even if the aggregate payments exceed your RBB. Under the Joint Life Option, payments cease upon the death of the last surviving spouse. Under the Single Life Option, payments cease upon your death, or the death of the older joint owner.

You may adjust the amount and frequency of payments during the year. Each year you may take your LWB monthly, annually, or on any payment schedule you request. You may take withdrawals in any dollar amount up to your LWB without affecting your guarantee. If you choose to receive only a part of, or none of, your LWB in any given year, your LWB in any subsequent year will not be increased. In certain circumstances we may limit the frequency of LWB payments to annual, such as payments under our Managed Distribution Program, payments to a beneficiary after your death, or if your Contract Value reduces to zero (see below).

ADDITIONAL PREMIUM. Additional Purchase Payments made within two years after you purchase the GMWB for Life rider will increase your RBB, which will serve to increase your LWB. After each Purchase Payment your new RBB equals your RBB immediately prior to the Purchase Payment plus the dollar amount of the Purchase Payment not including any Purchase Payment Credits. Your new LWB is equal to the LWB immediately prior to the Purchase Payment not including any Purchase Payment Credits, plus a percentage of the Purchase Payment. We use the same percentage as that used to calculate your original LWB as shown above.

Additional Purchase Payments made more than two years after you purchase the GMWB for Life rider will not be included in your RBB, and will be excluded from the guarantees under your rider. However, additional Purchase Payments will be added to your Contract Value and would be reflected in any reset of the RBB. (See the "Reset" section below.)

WITHDRAWALS. When you make a withdrawal, your LWB remains the same as long as the sum of all of your withdrawals since the most recent anniversary of your purchase of GMWB for Life (or "GMWB for Life Anniversary"), including the current withdrawal, does not exceed your LWB immediately prior to the current withdrawal. In such case your RBB is decreased to equal the RBB immediately prior to the withdrawal, less the dollar amount of the current withdrawal.

However, if you make a withdrawal so that the total of all your withdrawals since your GMWB for Life Anniversary, including the current withdrawal, exceeds your LWB immediately prior to the current withdrawal, we will recalculate your RBB and LWB.

To recalculate your RBB, we reduce your RBB by the greater of the dollar amount of your withdrawal, or a proportional "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal, minus any Purchase Payment Credits applied within 12 months of the withdrawal.

To recalculate your LWB, we reduce your LWB by a partial withdrawal reduction, which is equal to 1) the LWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by
3) the RBB immediately prior to the current withdrawal.

These recalculations magnify the effect of a withdrawal when your Contract Value is less than your RBB, as shown in the example below.

WITHDRAWAL EXAMPLES The following example is intended to illustrate the effect of withdrawals on your RBB and LWB. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the Variable Funding Options selected by you. The example does not reflect the deduction of fees and charges, withdrawal charges and applicable income taxes and penalties. Assume your initial RBB is $100,000, your age is greater than 65, and you take a withdrawal of $10,000 after your first GMWB Anniversary:

                               WITHDRAWAL EXAMPLE


--------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
--------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                LWB (5%)          VALUE            RBB                LWB (5%)
--------------------------------------------------------------------------------------------------------------------------

VALUES AS OF
--------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $106,000        $100,000               $5,000         $106,000        $100,000               $5,000
--------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL
AND AFTER THE
FIRST GMWB
ANNIVERSARY    $116,600        $116,600               $5,830          $95,400        $100,000               $5,000
--------------------------------------------------------------------------------------------------------------------------
PARTIAL
WITHDRAWAL
REDUCTION         N/A         (116,600 x           (5,830 x (1-         N/A         (100,000 x            (5,000 X(1-
                           10,000/116,600) =    106,600/116,600) =               10,000/95,400) =      89,518/100,000) =
                                10,000                  500                           $10,482                $524
--------------------------------------------------------------------------------------------------------------------------
GREATER OF
PWR OR THE
DOLLAR AMOUNT
OF THE
WITHDRAWAL                      $10,000                                               $10,482

                            (10,000=10,000)                                       (10,482>10,000)
--------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $10,000                $500           $10,000         $10,482                $524
--------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
AFTER
WITHDRAWAL     $106,600        $106,600               $5,330          $85,400         $89,518               $4,476
--------------------------------------------------------------------------------------------------------------------------


RESET. On each anniversary after you purchase the GMWB for Life rider, we will automatically reset your RBB, under our Automatic RBB Reset Program, to an amount equal to 100% of the then Contract Value. We will not automatically reset your RBB if the Contract Value on your anniversary is less than your current RBB, or, if you (or you and your spouse) are over age 85.

You may choose to opt out of the Automatic RBB Reset Program, if a reset of your RBB would cause the charge for your rider to increase. This can happen since the rate you pay for the rider will be changed to the rate in effect at the time of reset and that may be higher than the rate before the reset. We will send you advance notice if the charge for your rider would increase upon reset in order to give you the opportunity to opt out of the Automatic RBB Reset Program. In order to opt out of the Automatic RBB Reset Program, you must notify us in writing which we must receive by the 7th calendar day prior to the scheduled reset. Your rider will no longer be reset for the life of the rider unless you subsequently elect in writing to opt back into the Automatic RBB Reset Program. Your opt back in election will go into effect upon the next GMWB for Life Anniversary following the receipt of your request.

Upon reset, the LWB will be recalculated as the greater of the a) LWB prior to the reset, or b) a percentage of the Reset RBB value. The percentage will equal the percentage of the RBB (e.g. 5%) used in determining the initial LWB.

GUARANTEED PRINCIPAL OPTION. If your circumstances change and you no longer want the lifetime features of the GMWB for Life rider, you may wish to opt out and receive an adjustment to your Contract Value. In this case, once you have held the rider for ten (10) years or more you will have the option each year to elect the Guaranteed Principal Option. Each year you will have a 30-day window period during which you may elect the option. You may only elect the option once, as your GMWB for Life rider will terminate when you exercise the option.

The Guaranteed Principal Option will be paid to you as a positive adjustment to your Contract Value. The adjustment is equal to (a) minus (b):

     a) Purchase Payments credited within 120 days after you purchase the GMWB for Life rider, reduced by a "Percentage Reduction in the Contract Value" attributable to any partial withdrawals taken.

          We compute the "Percentage Reduction in Contract Value" attributable to a partial withdrawal by dividing the dollar amount of the withdrawal, plus any applicable withdrawal charges, by the Contract Value immediately preceding such withdrawal. We apply the Percentage Reduction in the Contract Value as a factor equal to 1 minus the percentage reduction.

     b) Your Contract Value on the GMWB Anniversary immediately preceding exercise of the Guaranteed Principal Option.

For example, assume you make a single Purchase Payment of $100,000 and elect the GMWB for Life rider. Also assume that you make no withdrawals, and that ten years later your Contract Value has declined to $80,000. If you elect to receive the Guaranteed Principal Option, we will apply $20,000 to your Contract Value to restore it to $100,000.

To exercise the Guaranteed Principal Option you must notify us in writing within 30 days following any anniversary of your purchase of the GMWB for Life rider, on or after the tenth (10th) anniversary of your purchase of the rider. We will adjust your Contract Value at the end of the 30-day window period.

The adjustment will be added to each Variable Funding Option in the ratio that the Contract Value in such Variable Funding Option bears to the total Contract Value in all Variable Funding Options. The adjustment will never be less than zero.

If you exercise the Guaranteed Principal Option, the GMWB for Life rider will terminate on the date the adjustment is added to your Contract Value.

Only Purchase Payments credited within 120 days after you purchase the GMWB for Life rider are taken into consideration in determining the amount paid under the Guaranteed Principal Option. If you anticipate making Purchase Payments after the 120-day period, you should understand that such payments will not increase the amount paid under the Guaranteed Principal Option. However, Purchase Payments credited after 120 days are added to your Contract Value and will impact whether or not any benefit is due. Therefore, GMWB for Life may not be appropriate for you if you intend to make additional Purchase Payments after the 120-day period and are purchasing the GMWB for Life rider for this feature.

REQUIRED ALLOCATION OF YOUR CONTRACT VALUE AND PREMIUM PAYMENTS. If you elect the GMWB for Life rider, you will be required to invest in a limited number of specific Variable Funding Options, and you will be foreclosed from investing in all the other Variable Funding Options that would otherwise be available to you while the rider is in effect. In addition, you may not allocate any portion of your Contract Value or Premium Payments to the Fixed Account.

You will be required to allocate 100% of your Contract Value or Purchase Payments to one or more of the following Variable Funding Options. Some of these Variable Funding Options invest in mutual funds that invest in other mutual funds, also known as "funds of funds." Please see the section in this prospectus entitled "Variable Funding Options" for a description of the investment objectives of these Variable Funding Options, as well as the section entitled "Fee Table" for the charges associated with these Variable Funding Options.


                               PERMITTED VARIABLE FUNDING OPTIONS
                    --------------------------------------------------------


                          LEGG MASON PARTNERS VARIABLE EQUITY TRUST
                            Legg Mason Partners Variable Capital and
                               Income Portfolio -- Class II
                          METROPOLITAN SERIES FUND, INC.
                            BlackRock Money Market Portfolio -- Class
                               A
                            MFS(R) Total Return Portfolio -- Class B
                          PIONEER VARIABLE CONTRACTS TRUST -- CLASS II
                            Pioneer America Income VCT Portfolio
                            Pioneer Global High Yield VCT Portfolio
                            Pioneer High Yield VCT Portfolio
                            Pioneer Ibbotson Growth Allocation VCT
                               Portfolio
                            Pioneer Ibbotson Moderate Allocation VCT
                               Portfolio
                            Pioneer Strategic Income VCT Portfolio


We will reject any request by you to transfer Contract Value or allocate Purchase Payments to a Variable Funding Option other than the permitted Variable Funding Options listed above. You will be required to re-submit your request to comply with the above restrictions. We will not be responsible for any financial impact caused by delays in processing your transaction if your request is rejected because it violated the above restrictions.

We may make additions to or deletions from the list of permitted Variable Funding Options.

GMWB FOR LIFE CHARGE. The charge for your GMWB for Life rider depends on whether you purchase the Single Life Option or the Joint Life Option. The charge is deducted daily from amounts held in each Variable Funding Option. The current charge, on an annual basis, is shown below. Your current charge may increase when your RBB automatically resets, unless you notify us not to reset your RBB (see "Reset" above). The charge may increase to the charge applicable to current Contract purchasers at the time of reset, but it will never exceed 1.50%.


-----------------------------------------------------------------------------------------
                                                                           CURRENT CHARGE
-----------------------------------------------------------------------------------------
GMWB for Life (Single Life Option)                                              0.65%
-----------------------------------------------------------------------------------------
GMWB for Life (Joint Life Option)                                               0.80%
-----------------------------------------------------------------------------------------


ANNUAL WITHDRAWAL BENEFIT ("AWB"). If your circumstances change, you may wish to take guaranteed withdrawals even though you have not yet reached the minimum age to be eligible for lifetime payments under LWB. In this case, you can take an "Annual Withdrawal Benefit" or "AWB" which allows you to withdraw an amount each year until your RBB is depleted. AWB payments are not guaranteed for life.

The level of your AWB is determined in the same manner as the level of your LWB as described in the above section entitled "Lifetime Withdrawal Benefit ("LWB")", except that there is no minimum age to be eligible to receive AWB payments. Additional Premium Payments affect your AWB in the same manner as they do the LWB as described in the "Additional Premium Payments" section above. The reset of your RBB will affect your AWB in the same manner as it affects the LWB as described in the "Reset" section above.

Withdrawals affect your AWB in the same manner as your LWB as described in the "Withdrawals" section above, with the following exception. If you begin taking AWB withdrawals before you reach the minimum age to qualify for payments under LWB, when you reach the minimum age any withdrawals in excess of your LWB amount will subject your LWB and RBB to a partial withdrawal reduction, even if your withdrawal does not exceed your AWB. This could serve to decrease the amount of your future monthly payments under LWB, and the length of the time period during which you may continue to take payments under AWB.

SHOULD I TAKE WITHDRAWALS UNDER LWB OR AWB? The GMWB for Life rider works best, and is designed, for the Contract Owner who can wait until the minimum age is attained to qualify for LWB payments. If you take your first withdrawal after you have reached the minimum age to qualify for LWB payments, payments under AWB or LWB are equal and the same. However, if you take your first withdrawal before you have reached the minimum age to qualify for LWB payments, the AWB or LWB payments available to you when you reach the minimum age may not be equal.

AWB is designed for the Contract Owner who has undergone a change in circumstances and wants to take withdrawals before reaching the minimum age to qualify for LWB payments.

If you choose to take AWB payments before you qualify for LWB payments, you should consider that the charges for the GMWB for Life rider are designed to support LWB payments for life, and that you may be paying a higher charge without receiving the full benefit.

IF YOU CONTINUE TO MAKE WITHDRAWALS IN EXCESS OF THE LWB ONCE THE MINIMUM AGE TO QUALIFY FOR LWB HAS BEEN REACHED, YOU MAY EVENTUALLY LOSE ANY BENEFIT UNDER LWB.

Whether you choose to access your money using the LWB, AWB, or Guaranteed Principal Option depends on your individual financial circumstances and the performance of your Contract. You should consult with your financial adviser to determine which method is best for you.

TAX-QUALIFIED DISTRIBUTION PROGRAMS. Subject to certain limitations and restrictions, your LWB and AWB will not incur a recalculation as a result of distributions taken under certain eligible Tax-Qualified Distribution Programs ("Tax-Qualified Distribution Programs"). Instead, such distributions will reduce the RBB by the amount of the withdrawal, but will not affect the LWB or AWB. The following Tax-Qualified Distribution Programs are eligible. Only certain types of distribution methods are eligible as described below. Please consult with your tax adviser to make sure you are eligible:

     1) distributions relating to this Contract intended to satisfy the required minimum distribution rules under Internal Revenue Code of 1986, as amended, ("Code"), Code Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable, to a qualified retirement plan (Code Section 401), a tax-sheltered annuity (Code
          Section 403(b)), an individual retirement annuity (Code Section 408(b)), or an eligible deferred compensation plan (Code Section 457(b)), which required minimum distribution is calculated using the Uniform Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-2) and/or the Joint and Last Survivor Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-3), and for distributions where the employee (owner) dies before entire interest is distributed as described in Code Section 401(a)(9)(B)(iii) calculated using the Single Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-1), as appropriate, or as otherwise required to be calculated under the Code and the regulations thereunder;

     2) distributions intended to satisfy the exception under Code Section 72(s)(2) to the required minimum distribution rules which apply after the death of the holder of a nonqualified annuity contract provided under Code Section 72(s)(1) for certain amounts payable over the life, or over a period no longer than the remaining life expectancy, of a designated beneficiary relating to this Contract;

     3) distributions intended to satisfy the exception under Code Section 72(t)(2)(A)(iv) from the 10% additional tax on early distributions from qualified retirement plans imposed by Code Section 72(t)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the participant or the joint lives (or joint life expectancies) of such participant and his designated beneficiary, provided, however, the amount of the substantially equal periodic payments must be calculated under the required minimum distribution method set forth in the Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Revenue Ruling 2002-62, 2002-42 I.R.B. 710, or as subsequently determined under the tax law (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program) relating to this Contract; or

     4) distributions intended to satisfy the exception under Code Section 72(q)(2)(D) from the 10% additional tax on early distributions from nonqualified annuity contracts imposed by Code Section 72(q)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his designated beneficiary, provided, however, the amount of the substantially equal periodic payment must be calculated under the required minimum distribution method set forth in Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Internal Revenue Bulletin 2004-9, Notice 2004-15, page 526, or as subsequently determined under the tax law (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program) relating to this Contract.

You are subject to the following limitations if you are taking distributions under a Tax-Qualified Distribution Program:

YOU MUST ENROLL IN OUR MANAGED DISTRIBUTION PROGRAM. If you do not enroll or if you cancel your enrollment, you can continue to make withdrawals under your GMWB for Life rider, however your RBB, LWB and AWB may be subject to a recalculation. Under our Managed Distribution Program, you select the frequency of payments. You may change the frequency of your payments only once every two years after your GMWB for Life Anniversary, and you may only make the change during the 30-day period after your GMWB for Life Anniversary. At the time you purchase GMWB for Life, your initial frequency of payment must be annual if you did not take distributions pursuant to your Tax-Qualified Distribution Program at your previous financial institution, unless you turn age 70 1/2 before the first GMWB for Life Anniversary.

You are advised to take your required distributions prior to purchasing GMWB for Life in order to have the choice of taking your distributions on a monthly, quarterly, semi-annual or annual basis. If you do not take your distribution before purchasing GMWB for Life, you will be limited to taking annual distributions for the first two Contract Years after which time you can choose an alternate mode of distribution.

ANY WITHDRAWALS OUTSIDE THE PROGRAM MAY DECREASE YOUR BENEFIT. All withdrawals under your Contract must be made pursuant to the Tax-Qualified Distribution Program during any 12-month period after an anniversary of your purchase of GMWB for Life (a "GMWB for Life Year"). If during any GMWB for Life Year you take any additional withdrawals that are not made pursuant to the Program, you can continue to make withdrawals under your GMWB for Life rider, however for the remainder of the GMWB for Life Year your RBB, LWB and AWB may be subject to a partial withdrawal reduction. To avoid any partial withdrawal reduction, all withdrawals under your Contract must be made pursuant to your Tax-Qualified Distribution Program.

DISTRIBUTIONS UNDER THE TAX-QUALIFIED DISTRIBUTION PROGRAM WILL BE DETERMINED AS IF YOUR CONTRACT UNDER WHICH YOUR GMWB FOR LIFE RIDER WAS ISSUED WERE THE ONLY CONTRACT SUBJECT TO THE ABOVE TAX RULES.

TERMINATION Once you purchase the GMWB for Life rider, you cannot cancel it. However, the rider will automatically terminate when:

     -    you make a full withdrawal of your Contract Value;

     -    you apply all of your Contract Value to an Annuity Option;

     - the Contract Owner dies and a death benefit under your Contract becomes payable, unless the Contract is continued by the beneficiary;

     - the Annuitant dies and the Annuitant is not the person whose life is used to determine guaranteed payments;

     - you transfer ownership of your Contract, or change the spousal beneficiary under the Joint Life Option;

     -    you opt to take the Guaranteed Principal Option; or

     -    you terminate your Contract.

Charges for the rider cease upon termination.

OTHER INFORMATION You should also consider the following before you purchase the GMWB for Life rider:

     - The charge for the GMWB for Life rider continues for the life of the rider, even if you never need nor exercise the guarantees under the rider.

     - Withdrawals that are greater than your LWB or AWB will erode your guarantee by serving to more rapidly deplete your RBB.

     - The GMWB for Life rider is not transferable; if you transfer ownership of your Contract, or change the spousal beneficiary under the Joint Life Option, the rider terminates automatically.

     - If you only plan to take AWB, or take the Guaranteed Principal Option, you should consider the higher cost of the GMWB for Life rider which is designed to support payments for life under LWB.

     - If you continue to take AWB once eligible for LWB, you may eventually lose any benefit under LWB.

EFFECT ON THE DEATH BENEFIT The GMWB for Life rider terminates when a death benefit under your Contract becomes payable, except in certain circumstances when the beneficiary may continue the Contract along with the GMWB for Life rider (see "Contract Continuation by Beneficiary" and "Contract Value Reduces to Zero" below).

However, if your Contract provides for a death benefit amount that is the greatest of multiple benefits including the Adjusted Purchase Payment, your Adjusted Purchase Payment will not be calculated as described in the "Death Benefit" section, but instead will be equal to your aggregate Purchase Payments minus your aggregate withdrawals from the date the rider is added to your Contract.

If the Annuitant dies before the Contract Owner(s), then the GMWB for Life rider will terminate and the beneficiary cannot continue the rider.

Under the Joint Life Option, if the spousal beneficiary predeceases the Contract Owner, the rider continues and no death benefit is paid out; the Contract Owner may then name a new beneficiary for the purposes of the death benefit provisions under the Contract, but not for purposes of the GMWB for Life rider.

Notwithstanding anything in the GMWB for Life rider to the contrary:

     a) In order to comply with section 72(s) of the Code, if the GMWB for Life rider is purchased with respect to a non-qualified annuity contract, any death benefit paid out under the terms of the GMWB for Life rider to a non-spousal Beneficiary upon the death of the owner (or to a payee other than the spouse of the Annuitant on the death of the Annuitant, where the Contract is owned by a non-natural person) (including payments made under the "Contract Continuation by the Beneficiary" provision, "Contract Value Reset to Zero" provision, and any other payments of the AWB and RBB otherwise made after a death) will be paid out in non-increasing annual installments over a period no longer than the remaining single life expectancy of the Beneficiary under the appropriate IRS life expectancy table under Code Section 72 and the regulation thereunder or as otherwise provided under the tax law for non-qualified annuities and under Code Section 72(s). Such payments must begin within 12 months of the date of death in all cases.

     b) Where the Beneficiary or other payee under paragraph (a) is not a natural person, such period may not extend beyond the fifth anniversary of the date of the death.

     c) If the GMWB for Life rider is issued under a Qualified Contract and the death occurs on or after the Required Beginning Date of distributions to the participant under Code Section 401(a)(9), the period for the payments described in paragraph (a) above may not exceed the longer of: (i) the Beneficiary's or other payee's remaining life expectancy or (ii) the deceased Annuitant's remaining life expectancy in the year of his or her death, reduced by one for each calendar year thereafter.

     d) Where under other sections of the GMWB for Life rider, any payment described in this section ("Effect on Death Benefits") is payable over a shorter period of time, required to begin at an earlier date, or would otherwise be paid more rapidly than under this section ("Effect on Death Benefit"), then such payment will be made under the terms of such other provision.

If annual payments must exceed the AWB in order to comply with these requirements, then these payments will not result in a Partial Withdrawal Reduction to the RBB and AWB as described in the RBB and AWB sections of the GMWB for Life rider. Each withdrawal will reduce the RBB by the amount of the withdrawal, and will not affect the AWB.

You should consult with your tax advisor prior to purchasing a variable annuity contract and optional rider, such as the GMWB for Life rider.

CONTRACT CONTINUATION BY THE BENEFICIARY. Under the Joint Life Option, if the spousal beneficiary elects to continue the Contract instead of receiving the death benefit, the GMWB for Life rider will also continue for the benefit of the spouse. Upon the death of the spouse, the LWB will terminate. However, if there are any remaining AWB payments, such payments may be continued by a surviving beneficiary instead of receiving a death benefit. In such case payments will be made annually on the next rider anniversary, no further resets will be made of the RBB, and the RBB will be reduced by the amount of each payment. Upon the death of such beneficiary, if AWB payments are still being made, the payments will continue to the beneficiary's estate unless such other designee has been agreed to by us in writing until the RBB is exhausted at which time the GMWB for Life rider terminates.

Under the Single Life Option, the LWB terminates when a death benefit becomes payable under the Contract, regardless of whether the Contract is continued by a beneficiary. If a non-spousal beneficiary continues the Contract, even under the Joint Life Option, the LWB terminates. However, if there are any remaining AWB payments, such payments may also be continued by a surviving beneficiary as described in the preceding paragraph.

Payments made under the Continuation by the Beneficiary provision of the GMWB for Life rider will be adjusted to the extent required so that upon the death of the owner (or upon the death of the Annuitant where the owner is not a natural person), the RBB is paid out at regular intervals in non-increasing annual payments over a period no longer than permitted under Code Section 72(s) in the case of a rider made a part of a non-qualified Contract.

For riders issued under a Qualified Contract, the payments under the Continuation by the Beneficiary provision of the GMWB for Life rider must be paid out at regular intervals in non-increasing annual payments made over a period no longer than that permitted under Code Section 401(a)(9) and the regulations thereunder.

Payments to the Beneficiary or to the owner's estate on the death of the owner, or payments to the Beneficiary's estate (or to the successor beneficiary) in the case of the Beneficiary's death must be made beginning within twelve months of such death in each case and will be made at least as rapidly as under the payment method, if any, being used at the time of the death.

CONTRACT VALUE REDUCES TO ZERO. If your Contract Value reduces to zero for reasons other than you making 1) a withdrawal that exceeds your AWB or LWB or 2) a full withdrawal of your Contract Value, and the minimum age has already been reached to be eligible to receive LWB payments, then we will automatically begin paying you annual payments equal to the LWB as long as you (or you or your spouse under the Joint Life Option) are alive unless you elect to receive annual payments equal to the AWB as set forth below. Payments will be made once a year on each rider effective date anniversary starting with the next anniversary. Each payment will reduce the RBB by the amount of the payment. Alternatively, you have the option to elect in writing to instead receive annual payments equal to the current AWB, as of the date your written election is received in good order at our Home Office, until the RBB is depleted. Upon such election, we will begin paying you the AWB starting on the next rider effective date anniversary following the date your written election is received in good order in our Home Office.

If the minimum age to be eligible for LWB payments has not yet been reached, and the RBB is greater than zero, we will automatically begin paying you annual payments equal to the AWB until the RBB is depleted. All other rights under your Contract cease, we will no longer accept subsequent Purchase Payments and no future resets will be allowed. All other optional endorsements are terminated without value.

Upon your death (or your or your spouse's death under the Joint Life Option), your Beneficiary(s) will receive the following:

     1) Under the Single Life Option, the LWB will be set to $0.00 and the beneficiary(s) will receive annual payments equal to the current AWB until the RBB is depleted. No other death benefit or Enhanced Stepped-Up Provision (if any) will be paid if the RBB is already equal to zero upon the owner's death. The death benefit under the Contract is cancelled. Upon the beneficiary's death, if AWB payments are still being made, the payments will continue to the beneficiary's estate unless such other designee has been agreed to by us in writing until the RBB is exhausted at which time the GMWB for Life rider terminates.

     2) Under the Joint Life Option, the terms of the rider continue and we will continue to your spouse annual payments equal to either the LWB or AWB according to your election prior to your death and the terms described above. The death benefit under the Contract is cancelled. Upon the spouse's death, the LWB will be set to $0.00 and the spousal beneficiary's estate or Beneficiary, as applicable, will receive annual payments equal to the current AWB until the RBB is depleted. Upon that beneficiary's death, if AWB payments are still being made, the payments will continue to the beneficiary's estate unless such other designee has been agreed to by us in writing until the RBB is exhausted at which time the GMWB for Life rider terminates.

     3) Payments made under the "Contract value reduces to Zero" provision of the GMWB for Life rider will be adjusted to the extent required so that upon the death of the owner, the RBB is paid out at regular intervals in non-increasing annual payments over a period no longer than permitted under Code Section 72(s) in the case of a rider made a part of a non-qualified Contract.

     4) For riders issued under a Contract that is issued to an Individual Retirement Account under Code Section 408(a), an Individual Retirement Annuity under Code Section 408(b), a Roth IRA annuity under Code
          Section 408A, a SIMPLE IRA annuity under Code Section 408(p) or any other annuity under an employer's retirement plan that is subject to the required minimum distribution rules under Code Section 401(a)(9), including the after-death distribution rules under Code Section 401(a)(9)(B) ("Qualified Contracts"), The payments under this provision of the GMWB for Life rider will be adjusted as required to be paid out in a non-increasing annual payments over a period no longer than permitted under Code Section 401(a)(9).

Payments to the Beneficiary (or to the owner's estate on the death of the owner), or payments to the successor beneficiary (or to the Beneficiary's estate) in the case of the Beneficiary's death must be made beginning within twelve months of such death in each case and will be made at least as rapidly as under the payment method, if any, being used at the time of the death.

GUARANTEED MINIMUM ACCUMULATION BENEFIT ("GMAB")

We offer a Guaranteed Minimum Accumulation Benefit rider ("GMAB Rider") for an additional charge. The GMAB Rider guarantees that your Contract Value will not be less than a minimum amount at the end of a specified number of years. If your Contract Value is less than the minimum guaranteed amount on the Rider Maturity Date, we will apply additional amounts to increase your Contract Value so that it is equal to the guaranteed amount. If you elect the GMAB Rider, we require that you allocate your Contract Value according to certain limitations and restrictions, and agree to periodic rebalancing of your Contract Value.

Currently, the GMAB Rider may only be elected at the time that you purchase your Contract. We may make the GMAB Rider available to Contracts after their effective date at a later date subject to certain additional terms and restrictions. You may not elect the GMAB Rider if you have also elected the GMWB Rider offered under the Contract.

BENEFIT DESCRIPTION & KEY TERMS

If you elect the GMAB Rider, we guarantee that if your Contract Value is less than your Benefit Base (defined below) on the Rider Maturity Date (defined below), we will apply additional amounts to your Contract to increase your Contract Value so that it is equal to the Benefit Base. Any additional amounts that we apply to your Contract to increase the Contract Value to equal the Benefit Base will be allocated to the money market Subaccount on the Rider Maturity Date. Any such additional amounts will be treated as earnings under your Contract, and will not be subject to a withdrawal charge once they are applied to your Contract.

If your Contract Value is equal to or greater than the Benefit Base on the Rider Maturity Date, the GMAB Rider will terminate and no additional amounts will be applied to your Contract.

Benefit Base: The Benefit Base is equal to the Base Calculation Amount on the Rider Maturity Date and represents the minimum Contract Value that we guarantee on such date. We do not guarantee the Benefit Base on any day other than the Rider Maturity Date. The Benefit Base will not be available for withdrawal nor will it be used to calculate any benefits under the Contract prior to the Rider Maturity Date. The Benefit Base can never be less than zero.

Base Calculation Amount: We calculate the Base Calculation Amount to determine the Benefit Base. On the Rider Effective Date, the Base Calculation Amount is equal to your initial Purchase Payment. The Base Calculation Amount will not include any credits we applied to your Purchase Payment. Aggregate Purchase Payments over $1 million are subject to our consent, including our consent to limit the Base Calculation Amount applicable to your GMAB Rider. We may impose a maximum Base Calculation Amount (and thereby, a maximum Benefit Base) in the future for Contract Owners who elect the GMAB Rider, but the maximum Base Calculation Amount will never be less than the Base Calculation Amount to which we have previously consented. We reserve the right to restrict increases in your maximum Base Calculation Amount based on subsequent Purchase Payments if such Purchase Payments would cause you Base Calculation Amount to be greater than our maximum Base Calculation Amount. We will not limit or impose a maximum Base Calculation Amount if your aggregate Purchase Payments are under $1 million. If you purchase more than one contract issued by the Company in the same calendar year and elect the GMAB Rider on each contract, the $1,000,000 Benefit Base maximum may be applied to the aggregate Benefit Base for all contracts. State variations may apply.

The Base Calculation Amount will not be used to calculate any benefits under the Contract, other than the GMAB Rider Liquidity Option described below. The Base Calculation Amount can never be less than zero. The Base Calculation Amount may change between the Rider Effective Date and Rider Maturity Date if you make additional Purchase Payments or request withdrawals from your Contract.

     - If you make an additional Purchase Payment(s) within 12 months after the Rider Effective Date, we will increase the Base Calculation Amount by the amount of the Purchase Payment. The Base Calculation Amount will not include any credits we applied to any additional Purchase Payments you make. If you make an additional Purchase Payment(s) more than 12 months after the Rider Effective Date, we will not increase the Base Calculation Amount; however your Contract Value will increase, reflecting the amount of the Purchase Payment. Therefore, Purchase payments made more than 12 months after the Rider Effective Date may have a significant impact on whether a benefit is due under the GMAB Rider. Even if Purchase Payments made prior to and during the 12-month period after the Rider Effective Date lose significant value, if on the Rider Maturity Date the Contract Value, which includes all Purchase Payments, is equal to or greater than the Benefit Base, which includes only the Purchase Payments prior to or during that 12-month period, then no benefit is due. You should consider this prior to making an additional Purchase Payment more than 12 months after the Rider Effective Date. The GMAB Rider may not be appropriate for you if you anticipate making Purchase Payments after the 12-month period.

     - If you request a partial withdrawal, we will decrease the Base Calculation Amount in effect as of the date of the request by the actual dollar amount of the withdrawal or the Partial Withdrawal Reduction amount, whichever is greater. The Partial Withdrawal Reduction amount is equal to the Base Calculation Amount in effect immediately prior to the reduction for the partial withdrawal multiplied by the actual amount of the partial withdrawal divided by the Contract Value immediately prior to the partial withdrawal, minus Purchase Payment Credits received within 12 months prior to the partial withdrawal, if any. When determining the impact of a partial withdrawal on the Base Calculation Amount, the actual amount of the partial withdrawal will include any withdrawal charges and taxes that were deducted at the time of the partial withdrawal.

Rider Maturity Date: The Rider Maturity Date is the anniversary of the Rider Effective Date that corresponds to the number of years you elect as the Rider Period (described below).

Rider Period: The Rider Period is the number of years you select between the Rider Effective Date and the Rider Maturity Date. Currently, we only offer a Rider Period of ten (10) years. We may offer Rider Periods of lesser or greater duration available in the future, subject to additional terms, conditions and limitations.

EXAMPLES OF BENEFIT BASE/BASE CALCULATION AMOUNT

Below are examples of how we determine the Benefit Base and Base Calculation Amount, as well as examples showing the impact of subsequent Purchase Payments and partial withdrawals. For purposes of each example below, assume that you elect the GMAB Rider on the effective date of your Contract and that your initial Purchase Payment is $100,000.

The example below illustrates the impact of the guarantee provided under the GMAB Rider assuming that your Contract Value increases or decreases during the Rider Period.

                EXAMPLES OF GMAB RIDER ON THE RIDER MATURITY DATE


--------------------------------------------------------------------------------------------------------------------
                           INCREASING CONTRACT VALUE                           DECLINING CONTRACT VALUE
--------------------------------------------------------------------------------------------------------------------
                                      BASE                                               BASE
                   CONTRACT       CALCULATION                         CONTRACT       CALCULATION
                    VALUE            AMOUNT        BENEFIT BASE        VALUE            AMOUNT        BENEFIT BASE
--------------------------------------------------------------------------------------------------------------------

VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE               $106,000         $100,000      Not Applicable      $106,000         $100,000      Not Applicable
--------------------------------------------------------------------------------------------------------------------
VALUE AS OF
RIDER
MATURITY DATE      $116,600         $100,000         $100,000         $95,400          $100,000         $100,000
--------------------------------------------------------------------------------------------------------------------
AMOUNT
APPLIED TO
CONTRACT
VALUE DUE TO
GMAB RIDER                           $0(1)                                            $4,600(2)
--------------------------------------------------------------------------------------------------------------------


---------
(1) If your Contract Value on the GMAB Rider Maturity Date is equal to or greater than the Benefit Base, we will not apply any additional amounts to your Contract Value. Your GMAB Rider will terminate and we will no longer deduct the annual charge for the rider.
(2) If your Contract Value on the GMAB Rider Maturity Date is less than the Benefit Base, we will apply additional amounts to your Contract Value so that it is equal to the Benefit Base. The additional amount will be added to the money market Subaccount.

The example below illustrates the impact of making an additional $10,000 Purchase Payment while the GMAB Rider is in effect, specifically the different manner in which we will treat Purchase Payments for purpose of determining the Base Calculation Amount based on when the Purchase Payment is made.

  EXAMPLES OF ADDITIONAL PURCHASE PAYMENTS -- IMPACT ON BASE CALCULATION AMOUNT


--------------------------------------------------------------------------------------------------------------------
                  ADDITIONAL PURCHASE PAYMENT WITHIN 12 MONTHS       ADDITIONAL PURCHASE PAYMENT AFTER 12 MONTHS
--------------------------------------------------------------------------------------------------------------------
                                                       BASE                                               BASE
                   CONTRACT         PURCHASE       CALCULATION        CONTRACT         PURCHASE       CALCULATION
                    VALUE           PAYMENT           AMOUNT           VALUE           PAYMENT           AMOUNT
--------------------------------------------------------------------------------------------------------------------

VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE               $106,000         $100,000         $100,000         $106,000         $100,000         $100,000
--------------------------------------------------------------------------------------------------------------------
VALUE BEFORE
ADDITIONAL
PURCHASE
PAYMENT            $116,600      Not Applicable      $100,000         $116,600      Not Applicable      $100,000
--------------------------------------------------------------------------------------------------------------------
VALUE AFTER
ADDITIONAL
PURCHASE
PAYMENT            $127,200         $10,000          $110,000         $127,200         $10,000          $100,000
--------------------------------------------------------------------------------------------------------------------

The example below illustrates the impact of making a $10,000 partial withdrawal while the GMAB Rider is in effect, specifically the difference in the manner in which a partial withdrawal affects your Base Calculation Amount in an increasing market versus a decreasing market. The example assumes that the partial withdrawal does not qualify under the GMAB Rider Liquidity Option described below.

      EXAMPLES OF PARTIAL WITHDRAWALS -- IMPACT ON BASE CALCULATION AMOUNT


----------------------------------------------------------------------------------------------------------------------------
                                                    ASSUMING INCREASING CONTRACT VALUE
----------------------------------------------------------------------------------------------------------------------------
                                             BASE                                                        REDUCTION TO BASE
                     CONTRACT             CALCULATION       PARTIAL WITHDRAWAL     PARTIAL SURRENDER        CALCULATION
                       VALUE                AMOUNT                AMOUNT               REDUCTION              AMOUNT
----------------------------------------------------------------------------------------------------------------------------

VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE                 $106,000              $100,000           Not Applicable        Not Applicable        Not Applicable
----------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
PRIOR TO
PARTIAL
WITHDRAWAL           $116,600              $100,000           Not Applicable        Not Applicable        Not Applicable
----------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY                                                                           [100,000 X
FOLLOWING
PARTIAL                                                                             10,000/116,600]
WITHDRAWAL           $106,600               $90,000               $10,000               $8,576                $10,000
----------------------------------------------------------------------------------------------------------------------------




----------------------------------------------------------------------------------------------------------------------------
                                                    ASSUMING DECLINING  CONTRACT VALUE
----------------------------------------------------------------------------------------------------------------------------
                                             BASE                                                        REDUCTION TO BASE
                     CONTRACT             CALCULATION       PARTIAL WITHDRAWAL     PARTIAL SURRENDER        CALCULATION
                       VALUE                AMOUNT                AMOUNT               REDUCTION              AMOUNT
----------------------------------------------------------------------------------------------------------------------------

VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE                 $106,000              $100,000           Not Applicable        Not Applicable        Not Applicable
----------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
PRIOR TO
PARTIAL
WITHDRAWAL            $95,400              $100,000           Not Applicable        Not Applicable        Not Applicable
----------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY                                                                           [100,000 X
FOLLOWING
PARTIAL                                                                             10,000/95,400]
WITHDRAWAL            $85,400               $89,518               $10,000               $10,482               $10,482
----------------------------------------------------------------------------------------------------------------------------


INVESTMENT LIMITATIONS/RESTRICTIONS/REBALANCING

If you elect the GMAB Rider, your Contract will be subject to additional limitations and restrictions on your right to allocate Contract Value among the Subaccounts, your right to request transfers between Subaccounts and your right to allocate Purchase Payments to Subaccounts.

We classify each Subaccount as Class A or Class B based on our assessment of the relative risk and volatility of the Underlying Fund in which the Subaccount invests. Subaccounts that we classify as "Class A" will generally invest in Underlying Funds that invest primarily in equity securities, or securities that we believe will approximate the relative volatility and relative risk of equity securities. Subaccounts that we classify as "Class B" will generally invest in Underlying Funds that invest primarily in debt securities or cash. A Subaccount that invests in an Underlying Fund that invests in a combination of equity securities and debt securities will be classified as either Class A or Class B. We have sole discretion to determine whether a Subaccount is classified as Class A or Class B. We reserve the right to change the classification of a Subaccount from Class A to Class B or from Class B to Class A. Any change in Subaccount classification will apply to Contract Owners who elect the GMAB Rider after the effective date of the change in classification, as well as existing Contract Owner who have the GMAB Rider in force as of the effective date of the change in classification.


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

You will be required to establish a personal allocation profile at the time that you elect the GMAB Rider specifying the Subaccounts and the allocation percentages for each Subaccount in which you intend to allocate your initial Purchase Payment and any credits that we apply to your initial Purchase Payment. Your personal allocation profile will remain in effect for any additional Purchase Payments you make until you elect to change it. Your personal allocation profile may include any combination of Class A and Class B Subaccounts so long as the overall allocation does not violate the limitations and restrictions described below.

You may only allocate up to 80% of your initial Purchase Payment and any credits that we apply to your initial Purchase Payment to Subaccounts that we classify as Class A. You must allocate 20% or more of your initial Purchase Payment and any credits that we apply to your initial Purchase Payment to Subaccounts that we classify as Class B.

Any time that you request a transfer of Contract Value between Subaccounts or make an additional Purchase Payment, you must comply with the following limitations or restrictions:

     - You may allocate your Contract Value in one or more of the Class A Subaccounts that you choose; however, you may only allocate up to 80% of your Contract Value to Subaccounts that we classify as Class A.

     - You may allocate your Contract Value in one or more of the Class B Subaccounts that you choose; however, you must allocate 20% or more of your Contract Value to Subaccounts that we classify as Class B.

     - If you make an additional Purchase Payment, you can only allocate up to 80% of the Purchase Payment to Subaccounts that we classify as Class A.

     - If you make an additional Purchase Payment, you must allocate 20% or more of the Purchase Payment to Subaccounts that we classify as Class B.

Any request to transfer Contract Value or allocate subsequent Purchase Payments that would violate these limitations and restrictions will be rejected. You will be required to submit a new request that complies with the applicable limitation or restriction. We will not be responsible for any financial impact caused by delays in processing your transaction if your request is rejected because it does not comply with an applicable limitation or restriction.

Rebalancing: On a quarterly basis, we will rebalance your Contract Value according to the current personal allocation profile that you chose for Class A and Class B Subaccounts. Unless you instruct us otherwise, we will rebalance your Contract Value in each Class A and Class B Subaccount, respectively, according to the relative proportions indicated in your personal allocation profile.

Below is a list of the Subaccounts that are currently classified as Class B Subaccounts. All remaining Subaccounts offered under the Contract are classified as Class A Subaccounts.


                                          CLASS B SUBACCOUNTS/
                                            UNDERLYING FUNDS
                    ---------------------------------------------------------------


                          METROPOLITAN SERIES FUND, INC.
                            BlackRock Money Market Portfolio -- Class A
                            MFS(R) Total Return Portfolio -- Class B
                          PIONEER VARIABLE CONTRACTS TRUST -- CLASS II
                            Pioneer America Income VCT Portfolio
                            Pioneer Global High Yield VCT Portfolio
                            Pioneer Ibbotson Growth Allocation VCT Portfolio
                            Pioneer Ibbotson Moderate Allocation VCT
                               Portfolio
                            Pioneer Strategic Income VCT Portfolio


GMAB RIDER LIQUIDITY OPTION

During the 90-day period prior to the 5th anniversary of the Rider Effective Date, you may request a partial withdrawal of up to 15% of the Base Calculation Amount immediately prior to the request. Under this option, we will reduce the Base Calculation Amount by the dollar amount of the withdrawal so long as the withdrawal does not exceed the amount available for withdrawal under this provision. If you request a partial withdrawal greater than

15% of the Base Calculation Amount, we will reduce the Base Calculation Amount by the dollar amount of the withdrawal for amounts withdrawn up to the 15% limit and, for the excess amount, we will reduce the Base Calculation Amount as described above under the sub-section "Base Calculation Amount." Any partial withdrawal you make under this provision will be made free of withdrawal charges that would otherwise apply under the terms of your Contract. Additionally, any withdrawals taken under this feature will reduce your Free Withdrawal Allowance under the Contract.

This feature can only be exercised once before the Rider Maturity Date and must occur during the 90-day period prior to the 5th anniversary of the Rider Effective Date. We reserve the right to require you to exercise your rights under this provision on the anniversary of your Rider Effective Date. You must notify us in a form acceptable to us that you are exercising your rights under this GMAB Rider Liquidity Option.

CANCELLATION OF THE GMAB RIDER

You may elect to cancel the GMAB Rider at any time after the 5th anniversary of the GMAB Rider Effective Date. Upon cancellation, we will no longer deduct the annual charge for the GMAB Rider. Upon cancellation of the GMAB Rider, all rights and benefits under the GMAB Rider will cease. Upon cancellation, we will no longer apply any of the investment limitations and restrictions described above.

GMAB Rider Exchange Option -- If, during the 90-day period following the 5th anniversary of the Rider Effective Date, your Contract Value is greater than the Base Calculation Amount, you may elect to cancel the GMAB Rider and simultaneously elect either a new GMAB Rider or a GMWB Rider. You will be required to meet any eligibility requirements that apply to each rider at the time you make the election.

          Exchange for New GMAB Rider: If you elect to cancel the GMAB Rider and elect the GMAB Rider that we make available under this Rider Exchange Option, the Rider Effective Date for your new GMAB Rider will be the date we receive your request in good order. Your new GMAB Rider will be subject to a new Rider Maturity Date. The Benefit Base of your prior GMAB Rider will not apply to the new GMAB Rider. Your Contract Value as of the date you elect to exchange your GMAB Rider will be used to determine your initial Base Calculation Amount for the new rider. The new GMAB Rider will be subject to a new charge that may be higher or lower than the charge you paid for your original GMAB Rider. The GMAB Rider that we make available under this Rider Exchange Option will always feature a ten year Rider Period and may include other Rider Period durations.

          Exchange for GMWB Rider: If you elect to cancel the GMAB Rider and elect the GMWB Rider that we make available under this Rider Exchange Option, the Rider Effective Date for your GMWB Rider will be the date we receive your request. The GMWB Rider that we make available under this Rider Exchange Option will feature a 10% minimum annual withdrawal amount. The GMWB Rider will be subject to the charge then in effect for a GMWB Rider that is offered under this Rider Exchange Option.

TERMINATION

The GMAB Rider will terminate on the earliest to occur of: (1) the Rider Maturity Date; (2) the date you elect to begin receiving Annuity Payments under the Contract; (3) the date you fully surrender your Contract; (4) the date you elect to cancel the GMAB Rider (including assignments); (5) the date we receive Due Proof of Death if the surviving spouse or beneficiary does not elect to continue the Contract (if allowed); or (6) the date the GMAB Rider is cancelled and replaced with a new GMAB Rider or GMWB Rider under the Rider Exchange Option.

The annual charge for the GMAB Rider will no longer be deducted and all guarantees will cease when the rider is terminated. Further, any investment limitations and restrictions will no longer apply after the GMAB Rider is terminated. If the GMAB Rider is terminated before the Rider Maturity Date, the Benefit Base will not be paid.

CHARGE FOR GMAB

If you elect the GMAB Rider, we will deduct an additional charge on a daily basis that is equal to an annual charge of 0.50% from your Contract Value invested in the Subaccounts. The charge will be applied and will not change from the Rider Effective Date until the Rider Maturity Date unless the rider is cancelled or terminates prior to such date. If you elect to terminate the GMAB Rider prior to the Rider Maturity Date, the charge will no longer be deducted. If you elect to exchange this GMAB Rider and elect a new GMAB Rider under the Rider Exchange Option (described above), the current charge in effect for the GMAB rider will be applied, which may be higher or lower than the charge you paid for this rider.

ADDITIONAL CONSIDERATIONS

     - Your Contract cannot have any outstanding loans if you elect the GMAB Rider. Further, you may not request a loan from your Contract if you have previously elected the GMAB Rider.

     - If you die while the GMAB Rider is in effect, and your surviving spouse or Beneficiary elects to continue the Contract under the spousal contract continuance or beneficiary contract continuance provision, then the GMAB Rider will remain in effect and will continue until the Rider Maturity Date.

     - Any DCA Program that is in effect while the GMAB Rider is in effect must meet the investment limitations and restrictions of the GMAB Rider, as described above. In addition, you may not request a DCA Program that makes transfers from Class B Subaccounts to Class A Subaccounts.

     - If you are expecting to request withdrawals from your Contract, including withdrawals intended to satisfy required minimum distribution requirements, the impact of such withdrawals on the guarantees provided under the GMAB Rider will make the rider less valuable.

                               THE ANNUITY PERIOD

--------------------------------------------------------------------------------

MATURITY DATE

Under the Contract, you can receive regular payments ("Annuity Payments"). You can choose the month and the year in which those payments begin ("Maturity Date"). You can also choose among payout options or elect a lump sum distribution. While the Annuitant is alive, you can change your selection any time up to the Maturity Date. Annuity Payments will begin on the Maturity Date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity Payments are a series of periodic payments (a) for life;
(b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period. We may require proof that the Annuitant is alive before we make Annuity Payments. Not all options may be available in all states.

You may choose to annuitize at any time after the first Contract Date anniversary. Unless you elect otherwise, the Maturity Date will be the Annuitant's 90th birthday for Non-qualified Contracts and the Annuitant's 70th birthday of Qualified Contracts or ten years after the effective date of the Contract, if later (this requirement may be changed by us).

At least 30 days before the original Maturity Date, you may elect to extend the Maturity Date to any time prior to the Annuitant's 90th birthday or to a later date with our consent. You may use certain annuity options taken at the Maturity Date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with certain Qualified Contracts upon either the later of the Contract Owner's attainment of age 70 1/2 or year of retirement; or the death of the Contract Owner. You should seek independent tax advice regarding the election of minimum required distributions.

Please be aware that once the Contract is annuitized, you are ineligible to receive the death benefit you have selected, and any living benefit rider is terminated.

ALLOCATION OF ANNUITY

You may elect to receive your Annuity Payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time Annuity Payments begin, you have not made an election, we will apply your Cash Surrender Value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the Maturity Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity Payments. (See "Transfers.")


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

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Variable Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity Payment attributable to each Variable Funding Option by the corresponding Accumulation Unit value as of 14 days before the date Annuity Payments begin. We use an Annuity Unit to measure the dollar value of an Annuity Payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you elect a variable annuity, the amount we apply to it will be the Cash Surrender Value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the Contract tables by the number of thousands of dollars of Contract Value you apply to that annuity option. The Contract tables factor in an assumed daily net investment factor of 3.0%. We call this your net investment rate. Your net investment rate of 3% corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3%, then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3%, then the dollar amount of your variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience, as described above, of the applicable funding options. The total amount of each Annuity Payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments that do not vary during the annuity period. We will calculate the dollar amount of the first fixed Annuity Payment as described under "Variable Annuity," except that the amount we apply to begin the annuity will be your Cash Surrender Value as of the date Annuity Payments begin. Payout rates will not be lower than that shown in the Contract. If it would produce a larger payment, the first fixed Annuity Payment will be determined using the Life Annuity Tables in effect on the Maturity Date.

                                 PAYMENT OPTIONS

--------------------------------------------------------------------------------

ELECTION OF OPTIONS

While the Annuitant is alive, you can change your annuity option selection any time up to the Maturity Date. Once Annuity Payments have begun, no further elections are allowed.

During the Annuitant's lifetime, if you do not elect otherwise before the Maturity Date, we will pay you (or another designated payee) the first of a series of monthly Annuity Payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain Qualified Contracts, Annuity Option 4 (Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract. (See "Annuity Options.")

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in a lump-sum.

On the Maturity Date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, we may pay all or any part of the Cash Surrender Value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make Annuity Payments during the lifetime of the Annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular Annuity Payments during the lifetime of the Annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make Annuity Payments during the lifetimes of the Annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make Annuity Payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payments for a Fixed Period without Life Contingency. We will make periodic payments for the period selected (see, "Variable Liquidity Benefit").

Option 6 -- Other Annuity Options. We will make any other arrangements for Annuity Payments as may be mutually agreed upon.

Please note that Option 5 may not satisfy minimum required distribution rules for Qualified Contracts. Consult a tax advisor before electing this option.

VARIABLE LIQUIDITY BENEFIT

This benefit is only offered with the annuity option "Payments for a Fixed Period without Life Contingency."

At any time after annuitization and before death, the Contract Owner may surrender and receive a payment equal to (A) minus (B), where (A) equals the present value of remaining certain payments, and (B) equals a withdrawal charge not to exceed the maximum withdrawal charge rate shown on the specifications page of the Contract multiplied by (A). The interest rate used to calculate the present value is a rate 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit. A withdrawal charge is not imposed if the surrender is made after the expiration of the withdrawal charge period shown on the specifications page of the Contract.

                        MISCELLANEOUS CONTRACT PROVISIONS

--------------------------------------------------------------------------------

RIGHT TO RETURN

You may return the Contract for a full refund of the Contract Value plus any Contract charges and premium taxes you paid (but not any fees and charges the Underlying Fund assessed) minus any Purchase Payment Credits within ten days after you receive it (the "right to return period"). You bear the investment risk of investing in the Variable Funding Options during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, or longer if your state law permits, we will refund your Purchase Payment minus any Purchase Payment Credits in full; during the remainder of the right to return period, we will refund the Contract Value (including charges) minus any Purchase Payment Credits.

During the right to return period, you will not bear any contract fees associated with the Purchase Payment Credits. The amount we return to you will include any investment gains on the credit during the right to return period. HOWEVER, IF YOU HAVE INVESTMENT LOSSES ON THE CREDIT DURING THE RIGHT TO RETURN PERIOD, WE WILL RECOVER THE ORIGINAL AMOUNT OF THE CREDIT.

We will determine the Contract Value following the close of the business day on which we receive your Contract and a Written Request for a refund. Where state law requires a different period, or the return of Purchase Payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

TERMINATION

We reserve the right to terminate the Contract on any business day if your Contract Value as of that date is less than $2,000 and you have not made Purchase Payments for at least two years, unless otherwise specified by state law. Accordingly, no Contract will be terminated due solely to negative investment performance. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the Cash Surrender Value (less any Purchase Payment Credits applied within 12 months of termination) less any applicable taxes. In certain states, we may be required to pay you the Contract Value. Federal tax law may impose that once the Contract is annuitized, you are ineligible to receive the death benefit you have selected, and any living benefit rider is terminated.

REQUIRED REPORTS

As often as required by law, but at least once in each Contract Year before the due date of the first Annuity Payment, we will furnish a report showing the number of Accumulation Units credited to the Contract and the corresponding Accumulation Unit value(s) as of the report date for each funding option to which the Contract Owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists, as determined by the SEC, so that the sale of securities held in the Separate Account may not reasonably occur, or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. Payments from the Fixed Account may be delayed up to 6 months.

                              THE SEPARATE ACCOUNTS

--------------------------------------------------------------------------------

MetLife Insurance Company of Connecticut and MetLife Life and Annuity Company of Connecticut each sponsor Separate Accounts: MetLife of CT Separate Account Eleven for Variable Annuities ("Separate Account Eleven ") and MetLife of CT Separate Account Twelve for Variable Annuities ("Separate Account Twelve"), respectively. References to "Separate Account" refer either to Separate Account Eleven or Separate Account Twelve, depending on the issuer of your Contract. Both Separate Account Eleven and Separate Account Twelve were established on November 14, 2002 and are registered with the SEC as unit investment trusts under the Investment Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the Variable Funding Options.

We hold the assets of Separate Account Eleven and Separate Account Twelve for the exclusive and separate benefit of the owners of each Separate Account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Obligations under the Contract are obligations of the Company. Any obligations that exceed the assets in the Separate Account are payable by the Company's general account. The amount of the guaranteed death benefit that exceeds the Contract Value is paid from the Company's general account. Benefit amounts paid from the general account are subject to the financial strength and claims-paying ability of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity contract owners or variable life policy owners, each Underlying Fund's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

We reserve the right to transfer assets of the Separate Account to another separate account, and/or to modify the structure or operation of the Separate Account, subject to the necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Contract Value.

PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Our advertisements may show performance figures assuming that you do not elect any optional features such as the E.S.P., GMAB or GMWB. However, if you elect any of these optional features, they involve additional charges that will serve to decrease the performance of your Variable Funding Options. You may wish to speak with your registered representative to obtain performance information specific to the optional features you may wish to select.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Fund. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Variable Funding Option. In those cases, we can create "hypothetical historical performance" of a Variable Funding Option. These figures show the performance that the Variable Funding Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges, is positive. If you allocate a portion of your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of your Contract Value may decrease in value.

                           FEDERAL TAX CONSIDERATIONS

--------------------------------------------------------------------------------

The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide tax or legal advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax and/or legal adviser regarding the tax implications of purchasing this Contract based upon your individual situation. For further tax information, an additional discussion of certain tax matters is contained in the SAI.

You are responsible for determining whether your purchase of the Contract, withdrawals, income payments and any other transaction under your Contract satisfy applicable tax law. We are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or the Employee Retirement Income Security Act of 1974 (ERISA).

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for premiums paid under an annuity and permitting tax-free transfers between the various investment options offered under the Contract. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 amended Code Section 1 to reduce the marginal tax rates on long-term capital gains and dividends to 5% and 15%. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Under current federal tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and dividends. Earnings under annuity contracts, like interest payable on fixed investments (notes, bonds, etc.), continue to be taxed as ordinary income (top rate of 35%). The tax law provides deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same calendar year to the same owner are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect. Although the law is not clear, the aggregation rule may also adversely affect the tax treatment of payments received under an income annuity where the owner has purchased more than one non-qualified annuity during the same calendar year from the same or an affiliated company after October 21, 1988, and is not receiving income payments from all annuities at the same time. Please consult your own tax advisor.

STATE AND LOCAL TAXES. The rules for state and local income taxes may differ from the federal income tax rules. Purchasers and prospective purchasers of the Contract should consult their own tax advisers and the law of the applicable taxing jurisdiction to determine what rules and tax benefits apply to the Contract.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS. For both Qualified and Non-qualified Contracts, taxable distributions taken before the Contract Owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain qualified plans. The 10% tax penalty is in addition to any other penalties that may apply under your Contract and the normal income taxes due on the distribution.

TAX-FREE EXCHANGES. Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life insurance policy, endowment, or annuity contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.


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TYPES OF CONTRACTS: QUALIFIED AND NON-QUALIFIED

QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds of an eligible rollover distribution from any qualified employee pension or retirement savings plan or individual retirement annuity (IRA), your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs (including Roth IRAs), tax-sheltered annuities established by public school systems or certain tax-exempt organizations under Code Section 403(b), corporate-sponsored pension, retirement savings, and profit-sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. Another type of Qualified Contract is a Roth IRA, under which after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to the required minimum distribution rules as provided by the Code and described below. All qualified plans (including IRAs) receive tax-deferral under the Code. Although there are no additional tax benefits to funding your qualified plan or IRA with an annuity, it does offer you additional insurance benefits, such as the availability of a guaranteed income for life.

The Contract has been submitted to the IRS for review and is awaiting approval as to form as a valid IRA. Such approval would not constitute an IRS approval or endorsement of any funding options under the contract. IRS approval as to form is not required to constitute a valid IRA. Disqualification of the Contract as an IRA could result in the immediate taxation of amounts held in the Contract and other adverse tax consequences.

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract generally have not yet been taxed, the full amount of any distributions (including the amount attributable to Purchase Payments), whether paid in the form of lump sum withdrawals or Annuity Payments, are generally taxed at ordinary income tax rates unless the distribution is transferred to an eligible rollover account or contract. There are special rules which govern the taxation of Qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified funding vehicles generally are not subject to current taxation.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for participants who are 5% or more owners of the plan sponsor) . If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value, including the Enhanced Stepped-Up Provision, as well as all living benefits such as GMAB and GMWB) must be added to the Contract Value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the Contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your personal tax advisor as to how these rules affect your Contract.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH: Upon the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within five years from the date of death or minimum distributions may be taken over the life expectancy of the individual beneficiaries (or in the case of certain trusts that are contract beneficiaries, over the life expectancy of the individuals who are the beneficiaries of the trust), provided such distributions are payable at least annually and begin within one

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year from the date of death. Special rules apply where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract and defer the minimum distribution requirements.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401, 403(b), 457 OR 408A, AND IRA OWNERS: While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for any higher limits to be effective at a state income tax level. In other words, the permissible contribution limits for federal and state income tax purposes may be different. Therefore, in certain states, a portion of the contributions may not be excludible or deductible from state income taxes. Please consult your employer or tax adviser regarding this issue.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 in 2007 and $5,000 in 2008, and it may be indexed for inflation in years after 2008. Additional "catch-up contributions" may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

Deductible contributions to an IRA and Roth IRA for the year must be aggregated for purposes of the individual Code Section 408A limits and the Code Section 219 limits (age 50+catch-up).

Partial or full distributions are treated as ordinary income, except that amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. An additional tax of 10% will apply to any taxable distribution from the IRA that is received by the participant before the age of 59 1/2 except by reason of death, disability or as part of a series of payments for life or life expectancy. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. Certain other mandatory distribution rules apply on the death of the individual. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

Section 408 (k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA and can accept an annual employer contribution limited to the lesser of $45,000 or 100% of pay for each participant in 2007.

TSAS (ERISA AND NON-ERISA)

GENERAL. TSAs fall under sec.403(b) of the Code, which provides certain tax benefits to eligible employees of public school systems and organizations that are tax exempt under sec.501(c)(3) of the Code.

In general contributions to sec.403(b) arrangements are subject to limitations under sec.415(c) of the Code (the lesser of 100% of includable compensation or the applicable limit for the year).

NOTE: Proposed income tax regulations issued in November 2004 would require certain fundamental changes to these arrangements including (a) a requirement that there be a written plan document in addition to the annuity contract or sec.403(b)(7) custodial account, (b) significant restrictions on the ability for participants to direct proceeds between 403(b) annuity contracts and (c) additional restrictions on withdrawals of amounts attributable to contributions other than elective deferrals.

The proposed regulations will generally not be effective until taxable years beginning after December 31, 2007 at the earliest, and may not be relied on until issued in final form. However, certain aspects including a proposed prohibition on the use of life insurance contracts under 403(b) arrangements and rules affecting payroll taxes on certain types of contributions are currently effective unless revised or revoked in final regulations.

WITHDRAWALS AND INCOME PAYMENTS. If you are under 59 1/2, you cannot withdraw money from your TSA Contract unless the withdrawal:

     - Relates to Purchase Payments made prior to 1989 (and pre-1989 earnings on those Purchase Payments);


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     -    Is directly transferred to another permissible investment under sec.403(b) arrangements;

     -    Relates to amounts that are not salary reduction elective deferrals;

     - Occurs after you die, leave your job or become disabled (as defined by the Code); or

     - Is for financial hardship (but only to the extent of Purchase Payments) if your plan allows it.

DESIGNATED ROTH ACCOUNT FOR 403(B) PLANS. Effective January 1, 2006, employers that established and maintain a TSA/403(b) plan ("the Plan") may also establish a Qualified Roth Contribution Program under Section 402A of the Code ("Designated Roth Accounts") to accept after tax contributions as part of the TSA plan. In accordance with our administrative procedures, we may permit these contributions to be made as purchase payments to a Section 403(b) Contract under the following conditions:

     1. The employer maintaining the plan has demonstrated to our satisfaction that Designated Roth Accounts are permitted under the Plan.

     2. In accordance with our administrative procedures, the amount of elective deferrals has been irrevocably designated as an after-tax contribution to the Designated Roth Account.

     3. All state regulatory approvals have been obtained to permit the Contract to accept such after-tax elective deferral contributions (and, where permitted under the Qualified Roth Contribution Program and the Contract, rollovers and trustee-to-trustee transfers from other Designated Roth Accounts).

     4. In accordance with our procedures and in a form satisfactory to us, we may accept rollovers from other funding vehicles under any Qualified Roth Contribution Program of the same type in which the employee participates as well as trustee-to-trustee transfers from other funding vehicles under the same Qualified Roth Contribution Program for which the participant is making elective deferral contributions to the Contract.

     5. No other contribution types (including employer contributions, matching contributions, etc.) will be allowed as designated Roth contributions, unless they become permitted under the Code.

     6. If permitted under the federal tax law, we may permit both pre-tax contributions under a 403(b) plan as well as after-tax contributions under that Plan's Qualified Roth Contribution Program to be made under the same Contract as well as rollover contributions and contributions by trustee-to-trustee transfers. In such cases, we will account separately for the Designated Roth Contributions and the earnings thereon from the contributions and earnings made under the pre-tax TSA plan (whether made as elective deferrals, rollover contributions or trustee-to-trustee transfers). As between the pre-tax or traditional Plan and the Qualified Roth Contribution Program, we will allocate any living benefits or death benefits provided under the Contract on a reasonable basis, as permitted under the tax law.

     7. We may refuse to accept contributions made as rollovers and trustee-to-trustee transfers, unless we are furnished with a breakdown as between participant contributions and earnings at the time of the contribution.

Many of the federal income tax rules pertaining to Designated Roth Accounts have not yet been finalized. Both you and your employer should consult their own tax and legal advisors prior to making or permitting contributions to be made to a Qualified Roth Contribution Program.

The following general tax rules are based on our understanding of the Code and any regulations issued through December 31, 2005, and are subject to change and to different interpretation as well as additional guidance in respect to areas not previously addressed:

The employer must permit contributions under a pre-tax 403(b) plan in order to permit contributions to be irrevocably designated and made part of a Qualified Roth Contribution Program.

Elective deferral contributions to the Designated Roth Account must be aggregated with all other elective deferral contributions made by a taxpayer for purposes of the individual Code Section 402(g) limits and the Code Section 414(v) limits (relating to age 50 and over catch-up contributions) as well as contribution limits that apply under the Plan.


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In general, the same tax law rules with respect to restricted monies, triggering events and permitted distributions will apply to the Designated Roth Accounts under the Plan as apply to the traditional pre-tax accounts under the Plan
(e.g., death or disability of participant, severance from employment, attainment of age 59 1/2 and hardship withdrawals only with respect to contributions (if permitted under the Plan)).

If the amounts have been held under any Designated Roth Account of a participant for at least five years and are made on account of death, disability or after attainment of age 59 1/2, then any withdrawal, distribution or payment of these amounts is generally free of federal income tax ("Qualified Distributions").

Unlike Roth IRAs, withdrawal, distributions and payments that do not meet the five year rule will generally be taxed on a pro-rated basis with respect to earnings and after-tax contributions. The 10% penalty tax will generally apply on the same basis as a traditional pre-tax account under the Plan. Additionally, rollover distributions may only be made tax-free into another Designated Roth Account or into a Roth IRA.

Some states may not permit contributions to be made to a Qualified Roth Contribution Program or may require additional conforming legislation for these rules to become effective.

LOANS. If your TSA Contract permits loans, such loans will be made only from any Fixed Interest Account balance and only up to certain limits. In that case, we credit your Fixed Interest Account balance up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate we charge for the loan.

The Code and applicable income tax regulations limit the amount that may be borrowed from your Contract and all you employer plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a proscribed term.

Your Contract will indicate whether loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of your loan agreement and Federal tax law could have adverse tax consequences. Consult a tax advisor and read your loan agreement and Contract prior to taking any loan.

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations, (similar to the annual limits for traditional IRAs), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

NON-QUALIFIED ANNUITY CONTRACTS

If you purchase the Contract on an individual basis with after-tax dollars and not under one of the programs described above, your Contract is referred to as non-qualified. As the owner of a non-qualified annuity, you do not receive any tax benefit (deduction or deferral of income) on Purchase Payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal made prior to the Maturity Date or in the form of periodic Annuity Payments. As a general rule, there is income in the Contract (earnings) to the extent the Contract Value exceeds your investment in the Contract. The investment in the Contract equals the total Purchase Payments less any amount received previously which was excludible from gross income.


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Generally, different tax rules apply to Annuity Payments than to withdrawals and payments received before the annuity starting date. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings under federal tax laws.

Similarly, when you receive an Annuity Payment, part of each periodic payment is considered a return of your Purchase Payments and will not be taxed, but the remaining portion of the Annuity Payment (i.e., any earnings) will be considered ordinary income for federal income tax purposes. Annuity Payments are subject to an "excludable amount" or "exclusion ratio" which determines how much of each payment is treated as:

     -    a non-taxable return of your Purchase Payment; or

     -    a taxable payment of earnings.

We generally will tell you how much of each Annuity Payment is a non-taxable return of your Purchase Payments. However, it is possible that the IRS could conclude that the taxable portion of Annuity Payments under a non-qualified contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your Purchase Payments equals your Purchase Payments, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your Annuity Payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

Code Section 72(s) requires that non-qualified annuity contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the Joint Owners. If these requirements are not met, the Contract will not be treated as an annuity contract for federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

If a non-qualified annuity is owned by a non-natural person (e.g., a corporation), increases in the value of the Contract attributable to Purchase Payments made after February 28, 1986 are includable in income annually and taxed at ordinary income tax rates. Furthermore, for contracts issued after April 22, 1987, if the Contract is transferred to another person or entity without adequate consideration, all deferred increases in value will be treated as income for federal income tax purposes at the time of the transfer.

PARTIAL WITHDRAWALS: If you make a partial withdrawal of your Contract Value, the distribution generally will be taxed as first coming from earnings (income in the Contract) and then from your Purchase Payments. These withdrawn earnings are includable in your taxable income. (See "Penalty Tax for Premature Distributions" below.) Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have tax consequences in the year taken. It should be noted that there is no guidance as to the determination of the amount of income in a Contract if it is issued with a Guaranteed Minimum Withdrawal Benefit (GMWB). Therefore, you should consult with your tax adviser as to the potential tax consequences of a partial surrender if your Contract is issued with a GMWB.

PARTIAL ANNUITIZATIONS (IF AVAILABLE WITH YOUR CONTRACT): At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is applied to a payment option. Currently, we will treat the application of less than your entire Contract Value under a Non-qualified Contract to a payment option (i.e. taking Annuity Payments) as a taxable withdrawal for federal income tax purposes (which may also be subject to the 10% penalty tax if you are under age 59 1/2). We will then treat the amount of the withdrawal (after any deductions for taxes) as the purchase price of an income annuity and tax report the income payments received under that annuity under the rules for variable income annuities. Consult your tax attorney prior to partially annuitizing your Contract.

We will determine the excludable amount for each income payment under the Contract as a whole by using the rules applicable to variable income payments in general (i.e. by dividing your after-tax purchase price, as adjusted for any refund or guarantee feature, by the number of expected income payments from the appropriate IRS table). However, the IRS may determine that the excludable amount is different from our computation.


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DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any non-qualified variable annuity contracts based on a Separate Account must meet specific diversification standards. Non-qualified variable annuity contracts shall not be treated as an annuity for federal income tax purposes if investments made in the account are not adequately diversified. Final tax regulations define how Separate Accounts must be diversified. The Company constantly monitors the diversification of investments and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax-deferred treatment, requiring the current inclusion of a proportionate share of the income and gains from the Separate Account assets in the income of each Contract Owner. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the Contract Owners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Non-qualified Contract because of the death of an owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract; or (ii) if distributed under a payment option, they are taxed in the same way as Annuity Payments.

OTHER TAX CONSIDERATIONS

TREATMENT OF CHARGES FOR OPTIONAL BENEFITS

The Contract may provide one or more optional enhanced death benefits or other minimum guaranteed benefit that in some cases may exceed the greater of purchase price or the Contract Value. It is possible that the Internal Revenue Service may take the position that certain benefits or the charges for certain benefits such as guaranteed death benefits (including the Roll-Up Death Benefit) and certain living benefits (e.g. Guaranteed Minimum Withdrawal Benefit) could be considered to be taxable each year as deemed distributions from the Contract to pay for non-annuity benefits. We currently treat these earnings and benefits as an intrinsic part of the Contract and do not report them as taxable income until distributions are actually made. However, it is possible that this may change if we determine that this is required by the IRS. If so, the charges or benefits could also be subject to a 10% penalty tax if the taxpayer is under 59 1/2. You should consult with your tax adviser before selecting any rider or endorsement to the Contract.

GUARANTEED MINIMUM WITHDRAWAL BENEFITS

If you have purchased the Guaranteed Minimum Withdrawal Benefit Rider or the Guaranteed Minimum Withdrawal Benefit for Life Rider, where otherwise made available, note the following:

The tax treatment of withdrawals under such a benefit is uncertain. It is conceivable that the amount of potential gain could be determined based on the remaining amounts guaranteed to be available for withdrawal at the time of the withdrawal if greater than the Contract Value (prior to withdrawal charges). This could result in a greater amount of taxable income in certain cases. In general, at the present time, the Company intends to tax report such withdrawals using the Contract Value rather than the remaining benefit to determine gain. However, in cases where the maximum permitted withdrawal in any year under any version of the Guaranteed Minimum Withdrawal Benefit exceeds the Contract Value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the

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withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal.

In the event that the Contract Value goes to zero, and the Remaining Benefit Base is paid out in fixed installments or the Lifetime Withdrawal Benefit is paid for life, we will treat such payments as income annuity payments under the tax law and allow recovery of any remaining basis ratably over the expected number of payments.

The Company reserves the right to change its tax reporting practices where we determine that it is not in accordance with IRS guidance (whether formal or informal).

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to U.S. source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that income from the Contract received by NRAs is considered U.S. source income. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty, provided that the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Separate Account or to Contract Owners since the Company is the owner of the assets from which the tax benefits are derived.

                                OTHER INFORMATION

--------------------------------------------------------------------------------

THE INSURANCE COMPANIES

Please refer to your Contract to determine which Company issued your Contract.

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.


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

MetLife Life and Annuity Company of Connecticut is a stock insurance company chartered in 1973 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States (except New York), the District of Columbia and Puerto Rico. The Company is an indirect wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

FINANCIAL STATEMENTS

The financial statements for the Company and its Separate Account are located in the Statement of Additional Information.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. MetLife Insurance Company of Connecticut and MetLife Life and Annuity Company of Connecticut (together the "Company") have appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. Prior to October 20, 2006, the principal underwriter and distributor was MLI Distribution LLC, which merged with and into MLIDC on that date. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g. commissions payable to retail broker-dealers who sell the Contracts). MLIDC does not retain any fees under the Contracts; however, MLIDC may receive 12b-1 fees from the Underlying Funds.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

MLIDC and the Company enter into selling agreements with affiliated and unaffiliated broker-dealers who are registered with the SEC and are members of the NASD, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such affiliated or unaffiliated broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company intends to offer the Contract in all jurisdictions where it is licensed to do business and where the Contract is approved. The Contracts are offered on a continuous basis.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and non-cash compensation and other benefits. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates.

We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 7.50% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 1.50% annually of average Contract Value (if asset-based compensation is paid to registered representatives).

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products. The Company and MLIDC have entered into a preferred distribution arrangement with their affiliate Tower Square Securities, Inc. and with the unaffiliated broker-dealer firms identified in the Statement of Additional Information. The Company and MLIDC may enter into similar arrangements with their other affiliates MetLife Securities, Inc., Walnut Street Securities, Inc. and New England Securities Corporation. See the "Statement of Additional Information -- DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT" for a list of the broker-dealer firms that received such additional compensation during 2006, as well as the range of additional compensation paid.

The Company and MLIDC have entered into selling agreements with certain broker-dealer firms that have an affiliate that acts as investment adviser or sub-adviser to one or more Underlying Funds that may be offered under the Contracts. These investment advisory firms include Fidelity Management & Research Company, Morgan Stanley Investment Advisers Inc., Merrill Lynch Investment Managers, L.P., MetLife Investment Funds Management LLC, MetLife Advisers, LLC and Met Investors Advisory LLC, MetLife Investment Funds Management LLC, MetLife Advisers, LLC and Met Investors Advisory LLC are affiliates of the Company. Registered representatives of broker-dealer firms with an affiliated company acting as an adviser or a sub-adviser may favor these Funds when offering the Contracts.

SALE BY AFFILIATES OF THE COMPANY. The Company and MLIDC may offer the Contracts through retail broker-dealer firms that are affiliates of the Company, including Tower Square Securities, Inc., MetLife Securities, Inc., Walnut Street Securities, Inc. and New England Securities Corporation. The compensation paid to affiliated broker-dealer firms for sales of the Contracts is generally not expected to exceed, on a present value basis, the percentages described above. These broker-dealer firms pay their registered representatives all or a portion of the commissions received for their sales of Contracts; some firms may retain a portion of commissions. The amount the broker dealer firms pass on to their registered representatives is determined in accordance with their internal compensation programs. These programs may also include other types of cash compensation, such as bonuses, equity awards (such as stock options), training allowances, supplementary salary, financing arrangements, marketing support, medical and other insurance benefits, retirement benefits, and other benefits. For registered representatives of certain affiliates, the amount of this additional cash compensation is based primarily on the amount of proprietary products sold and serviced by the representative. Proprietary products are those issued by the Company or its affiliates. The managers who supervise these registered representatives may also be entitled to additional cash compensation based on the sale of proprietary products by their representatives. Because the additional cash compensation paid to these registered representatives and their managers is primarily based on sales of proprietary products, these registered representatives and their managers have an incentive to favor the sale of proprietary products over other products issued by non-affiliates.

MetLife registered representatives receive cash payments for the products they sell and service based upon a 'gross dealer concession' model. The cash payment is equal to a percentage of the gross dealer concession. For MetLife registered representatives other than those in our MetLife Resources (MLR) Division, the percentage is determined by a formula that takes into consideration the amount of premiums and purchase payments applied to proprietary products that the registered representative sells and services. The percentage could be as high as 100%. (MLR registered representatives receive compensation based upon premiums and purchase payments applied to all products sold and serviced by the representative.) In addition, all MetLife registered representatives are entitled to the additional compensation described above based on sales of proprietary products. Because sales of proprietary products are a factor determining the percentage of gross dealer concession and/or the amount of additional compensation to which MetLife registered representatives are entitled, they have an incentive to favor the sale of proprietary products. In addition, because their sales managers' compensation is based on the sales made by the representatives they supervise, these sales managers also have an incentive to favor the sale of proprietary products.

The Company's affiliates also offer their registered representatives and their managers non-cash compensation incentives, such as conferences, trips, prizes and awards. Other non-cash compensation payments may be made for other services that are not directly related to the sale of products. These payments may include support services in the form of recruitment and training of personnel, production of promotional materials and similar services.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a contract govern that Contract. Where a state has not approved a contract feature or funding option, it will not be available in that state. Any paid-up annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders, we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. The effect of this proportional voting is that a small number of Contract Owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next report to Contract Owners.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts.

                                   APPENDIX A

                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. The Separate Account Charges that fall in between this range are included in the SAI, which is free of charge. You may request a copy of the SAI by calling the toll-free number found on the first page of this prospectus or by mailing in the coupon attached in Appendix F. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

                         SEPARATE ACCOUNT CHARGES 1.55%



                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (9/03).......................................  2006        1.371            1.432           994,838
                                                     2005        1.283            1.371           723,303
                                                     2004        1.225            1.283           525,857
                                                     2003        1.000            1.225            15,956

  AIM V.I. Mid Cap Core Equity Subaccount (Series
  II) (8/03).......................................  2006        1.470            1.606           158,826
                                                     2005        1.391            1.470           131,084
                                                     2004        1.244            1.391            83,381
                                                     2003        1.000            1.244            50,443

Franklin Templeton Variable Insurance Products
  Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (7/03)......................  2006        1.353            1.561         1,939,988
                                                     2005        1.329            1.353         1,645,247
                                                     2004        1.216            1.329           987,979
                                                     2003        1.000            1.216            15,562

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (9/03)......................  2006        1.512            1.618           698,369
                                                     2005        1.465            1.512           470,534
                                                     2004        1.335            1.465           265,200
                                                     2003        1.000            1.335             7,435

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03).................................  2006        1.694            2.026         1,692,748
                                                     2005        1.562            1.694         1,391,810
                                                     2004        1.338            1.562           542,562
                                                     2003        1.000            1.338             8,952

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (4/05)......  2006        1.037            1.203            95,839
                                                     2005        0.977            1.037               277

  LMPVPI Total Return Subaccount (Class II)
  (8/03)...........................................  2006        1.207            1.334         1,348,701
                                                     2005        1.191            1.207         1,001,255
                                                     2004        1.115            1.191           465,551
                                                     2003        1.000            1.115             7,880

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (9/03)...........................................  2006        1.453            1.585           772,256
                                                     2005        1.346            1.453           650,094
                                                     2004        1.257            1.346           495,772
                                                     2003        1.000            1.257            12,035

Met Investors Series Trust
  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (4/06).................................  2006        0.994            1.008         1,421,558

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (4/06)...........................................  2006        1.011            1.034         4,061,837

  MSF Oppenheimer Global Equity Subaccount (Class
  B) (4/06)........................................  2006        0.996            1.052         3,618,175

Money Market Portfolio
  Money Market Subaccount (8/03)...................  2006        1.002            1.011                --
                                                     2005        0.989            1.002         3,877,043
                                                     2004        0.994            0.989         2,669,983
                                                     2003        1.000            0.994            91,318

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (9/03)..........................  2006        1.337            1.397                --
                                                     2005        1.294            1.337           700,196
                                                     2004        1.233            1.294           364,735
                                                     2003        1.000            1.233             3,553

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (8/03)..........................  2006        1.858            2.022                --
                                                     2005        1.654            1.858         1,500,804
                                                     2004        1.413            1.654           765,241
                                                     2003        1.000            1.413             6,739

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (11/03)..........................................  2006        1.012            1.028         1,913,954
                                                     2005        1.010            1.012         1,700,470
                                                     2004        0.995            1.010           922,208
                                                     2003        1.000            0.995            78,737

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (5/04)...........................................  2006        0.998            1.123                --
                                                     2005        1.002            0.998            50,504
                                                     2004        0.970            1.002            43,189

  Pioneer Balanced VCT Subaccount (Class II)
  (10/03)..........................................  2006        1.167            1.243                --
                                                     2005        1.143            1.167           872,530
                                                     2004        1.110            1.143           511,568
                                                     2003        1.000            1.110            13,104

  Pioneer Cullen Value VCT Subaccount (Class II)
  (4/05)...........................................  2006        1.086            1.252         1,610,126
                                                     2005        0.994            1.086           423,548

  Pioneer Emerging Markets VCT Subaccount (Class
  II) (9/03).......................................  2006        2.391            3.190           925,667
                                                     2005        1.764            2.391           719,208
                                                     2004        1.510            1.764           431,016
                                                     2003        1.000            1.510            10,089

  Pioneer Equity Income VCT Subaccount (Class II)
  (9/03)...........................................  2006        1.430            1.720         2,678,737
                                                     2005        1.377            1.430         2,209,160
                                                     2004        1.205            1.377         1,018,570
                                                     2003        1.000            1.205            21,997

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (5/05).......................................  2006        1.065            1.251            18,754
                                                     2005        0.987            1.065            16,466

  Pioneer Europe VCT Subaccount (Class II) (9/03)..  2006        1.585            2.015                --
                                                     2005        1.493            1.585            31,388
                                                     2004        1.283            1.493            22,714
                                                     2003        1.000            1.283                --

  Pioneer Fund VCT Subaccount (Class II) (8/03)....  2006        1.381            1.583           992,981
                                                     2005        1.324            1.381           674,365
                                                     2004        1.213            1.324           447,314
                                                     2003        1.000            1.213            19,404

  Pioneer Global High Yield VCT Subaccount (Class
  II) (4/05).......................................  2006        1.041            1.148           708,717
                                                     2005        0.999            1.041           229,997

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Pioneer Growth Shares VCT Subaccount (Class II)
  (9/03)...........................................  2006        1.228            1.318           377,078
                                                     2005        1.208            1.228           367,008
                                                     2004        1.154            1.208           344,922
                                                     2003        1.000            1.154            16,323

  Pioneer High Yield VCT Subaccount (Class II)
  (8/03)...........................................  2006        1.224            1.305         4,028,201
                                                     2005        1.223            1.224         3,049,446
                                                     2004        1.152            1.223         2,750,931
                                                     2003        1.000            1.152            23,361

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (4/05).....................  2006        1.085            1.222           989,660
                                                     2005        1.003            1.085           124,897

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (4/05)................................  2006        1.065            1.182         2,203,294
                                                     2005        0.995            1.065           394,697

  Pioneer Ibbotson Moderate Allocation VCT
  Subaccount (Class II) (4/05).....................  2006        1.050            1.144         3,127,497
                                                     2005        0.993            1.050           428,651

  Pioneer International Value VCT Subaccount (Class
  II) (9/03).......................................  2006        1.706            2.059           512,106
                                                     2005        1.504            1.706           220,860
                                                     2004        1.290            1.504            95,523
                                                     2003        1.000            1.290             8,905

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (9/03)...........................................  2006        1.682            1.859         1,704,620
                                                     2005        1.587            1.682         1,579,633
                                                     2004        1.324            1.587           742,777
                                                     2003        1.000            1.324             2,823

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (5/04)................................  2006        1.167            1.181         1,441,792
                                                     2005        1.095            1.167         1,325,229
                                                     2004        1.021            1.095           377,337

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (7/03).......................................  2006        1.901            2.555         1,402,729
                                                     2005        1.681            1.901         1,138,791
                                                     2004        1.261            1.681           594,769
                                                     2003        1.000            1.261            11,099

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (4/04)................................  2006        1.106            1.174           869,301
                                                     2005        1.074            1.106           683,367
                                                     2004        1.070            1.074           265,932

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Pioneer Small Cap Value VCT Subaccount (Class II)
  (9/03)...........................................  2006        1.749            1.966         1,405,933
                                                     2005        1.599            1.749         1,174,363
                                                     2004        1.355            1.599           628,747
                                                     2003        1.000            1.355             1,360

  Pioneer Small Company VCT Subaccount (Class II)
  (8/03)...........................................  2006        1.434            1.523                --
                                                     2005        1.433            1.434           106,781
                                                     2004        1.285            1.433            37,764
                                                     2003        1.000            1.285                --

  Pioneer Strategic Income VCT Subaccount (Class
  II) (7/03).......................................  2006        1.190            1.245         5,036,432
                                                     2005        1.179            1.190         4,221,871
                                                     2004        1.089            1.179         2,610,033
                                                     2003        1.000            1.089           286,913

  Pioneer Value VCT Subaccount (Class II) (9/03)...  2006        1.347            1.526           731,510
                                                     2005        1.307            1.347           691,235
                                                     2004        1.192            1.307           565,426
                                                     2003        1.000            1.192            14,987




                         SEPARATE ACCOUNT CHARGES 2.90%



                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (9/03).......................................  2006        1.000            0.985               --

  AIM V.I. Mid Cap Core Equity Subaccount (Series
  II) (8/03).......................................  2006        1.000            1.036               --

Franklin Templeton Variable Insurance Products
  Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (7/03)......................  2006        1.000            1.107               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (9/03)......................  2006        1.000            0.994               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03).................................  2006        1.000            1.133               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (4/05)......  2006        1.000            1.102               --

  LMPVPI Total Return Subaccount (Class II)
  (8/03)...........................................  2006        1.000            1.067               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (9/03)...........................................  2006        1.000            1.024               --

Met Investors Series Trust
  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (4/06).................................  2006        0.994            0.999               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (4/06)...........................................  2006        1.004            1.017               --

  MSF Oppenheimer Global Equity Subaccount (Class
  B) (4/06)........................................  2006        0.996            1.043               --

Money Market Portfolio
  Money Market Subaccount (8/03)...................  2006        1.000            1.004               --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (9/03)..........................  2006        1.000            1.005               --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (8/03)..........................  2006        1.000            1.033               --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (11/03)..........................................  2006        1.000            1.005               --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (5/04)...........................................  2006        1.000            1.084               --

  Pioneer Balanced VCT Subaccount (Class II)
  (10/03)..........................................  2006        1.000            1.030               --

  Pioneer Cullen Value VCT Subaccount (Class II)
  (4/05)...........................................  2006        1.000            1.100               --

  Pioneer Emerging Markets VCT Subaccount (Class
  II) (9/03).......................................  2006        1.000            1.180               --

  Pioneer Equity Income VCT Subaccount (Class II)
  (9/03)...........................................  2006        1.000            1.150               --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (5/05).......................................  2006        1.000            1.106               --

  Pioneer Europe VCT Subaccount (Class II) (9/03)..  2006        1.000            1.190               --

  Pioneer Fund VCT Subaccount (Class II) (8/03)....  2006        1.000            1.099               --

  Pioneer Global High Yield VCT Subaccount (Class
  II) (4/05).......................................  2006        1.000            1.073               --

  Pioneer Growth Shares VCT Subaccount (Class II)
  (9/03)...........................................  2006        1.000            1.054               --

  Pioneer High Yield VCT Subaccount (Class II)
  (8/03)...........................................  2006        1.000            1.043               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (4/05).....................  2006        1.000            1.070               --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (4/05)................................  2006        1.000            1.060           66,748

  Pioneer Ibbotson Moderate Allocation VCT
  Subaccount (Class II) (4/05).....................  2006        1.000            1.049               --

  Pioneer International Value VCT Subaccount (Class
  II) (9/03).......................................  2006        1.000            1.121               --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (9/03)...........................................  2006        1.000            1.064               --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (5/04)................................  2006        1.000            0.982               --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (7/03).......................................  2006        1.000            1.245               --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (4/04)................................  2006        1.000            1.003               --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (9/03)...........................................  2006        1.000            1.035               --

  Pioneer Small Company VCT Subaccount (Class II)
  (8/03)...........................................  2006        1.000            0.986               --

  Pioneer Strategic Income VCT Subaccount (Class
  II) (7/03).......................................  2006        1.000            1.028               --

  Pioneer Value VCT Subaccount (Class II) (9/03)...  2006        1.000            1.080               --




The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2006.

Number of Units Outstanding at End of Year may include units for Contract Owners in payout phase, where appropriate.

If an accumulation unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2006, are displayed below. Please see Appendix C for more information on Variable Funding Option name changes, mergers and substitutions.

Effective on or about 05/01/2006, Money Market Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Money Market Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Capital Appreciation Fund/VA was replaced by Met Investors Series Trust-Oppenheimer Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Global Securities Fund/VA was replaced by Metropolitan Series Fund, Inc.- Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/24/2006, Pioneer Variable Contracts Trust-Pioneer Small Company VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 12/18/2006, Pioneer Variable Contracts Trust-Pioneer AmPac Growth VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Oak Ridge Large Cap Growth VCT Portfolio and is no longer available as a funding option.


Effective on or about 12/18/2006, Pioneer Variable Contracts Trust-Pioneer Balanced VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Ibbotson Moderate Allocation VCT Portfolio and is no longer available as a funding option.

Effective on or about 12/18/2006, Pioneer Variable Contracts Trust-Pioneer Europe VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer International Value VCT Portfolio and is no longer available as a funding option.

                                   APPENDIX B

                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

          METLIFE OF CT SEPARATE ACCOUNT TWELVE FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. The Separate Account Charges that fall in between this range are included in the SAI, which is free of charge. You may request a copy of the SAI by calling the toll-free number found on the first page of this prospectus or by mailing in the coupon attached in Appendix F. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

                         SEPARATE ACCOUNT CHARGES 1.55%



                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (6/03).......................................  2006        1.371            1.432          1,653,797
                                                     2005        1.283            1.371          1,735,565
                                                     2004        1.225            1.283          2,040,147
                                                     2003        1.000            1.225            438,519

  AIM V.I. Mid Cap Core Equity Subaccount (Series
  II) (6/03).......................................  2006        1.470            1.606            787,287
                                                     2005        1.391            1.470            769,660
                                                     2004        1.244            1.391            560,861
                                                     2003        1.000            1.244            207,276

Franklin Templeton Variable Insurance Products
  Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)......................  2006        1.353            1.561          2,937,650
                                                     2005        1.329            1.353          2,959,718
                                                     2004        1.216            1.329          2,395,266
                                                     2003        1.000            1.216            490,925

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (6/03)......................  2006        1.512            1.618          1,048,191
                                                     2005        1.465            1.512            970,256
                                                     2004        1.335            1.465            768,240
                                                     2003        1.000            1.335            136,305

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03).................................  2006        1.694            2.026          1,540,453
                                                     2005        1.562            1.694          1,428,943
                                                     2004        1.338            1.562          1,101,088
                                                     2003        1.000            1.338            354,061

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (9/05)......  2006        1.037            1.203             28,638
                                                     2005        1.022            1.037             11,664

  LMPVPI Total Return Subaccount (Class II)
  (6/03)...........................................  2006        1.207            1.334          1,465,137
                                                     2005        1.191            1.207          1,446,401
                                                     2004        1.115            1.191          1,554,939
                                                     2003        1.000            1.115            498,482

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (6/03)...........................................  2006        1.453            1.585          1,215,215
                                                     2005        1.346            1.453          1,113,200
                                                     2004        1.257            1.346          1,266,931
                                                     2003        1.000            1.257            388,371

Met Investors Series Trust
  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (4/06).................................  2006        0.994            1.008          2,803,928

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (4/06)...........................................  2006        1.011            1.034          5,567,424

  MSF Oppenheimer Global Equity Subaccount (Class
  B) (4/06)........................................  2006        0.996            1.052          4,190,711

Money Market Portfolio
  Money Market Subaccount (5/03)...................  2006        1.002            1.011                 --
                                                     2005        0.989            1.002          4,726,476
                                                     2004        0.994            0.989          4,706,703
                                                     2003        1.000            0.994          2,282,924

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)..........................  2006        1.337            1.397                 --
                                                     2005        1.294            1.337          1,986,796
                                                     2004        1.233            1.294          1,588,562
                                                     2003        1.000            1.233            553,903

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (6/03)..........................  2006        1.858            2.022                 --
                                                     2005        1.654            1.858          2,177,593
                                                     2004        1.413            1.654          1,845,034
                                                     2003        1.000            1.413            538,318

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (5/03)...........................................  2006        1.012            1.028          2,854,886
                                                     2005        1.010            1.012          5,093,876
                                                     2004        0.995            1.010          3,216,889
                                                     2003        1.000            0.995            727,262

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (4/04)...........................................  2006        0.998            1.123                 --
                                                     2005        1.002            0.998            182,133
                                                     2004        1.025            1.002            119,864

  Pioneer Balanced VCT Subaccount (Class II)
  (6/03)...........................................  2006        1.167            1.243                 --
                                                     2005        1.143            1.167          1,831,504
                                                     2004        1.110            1.143          2,893,610
                                                     2003        1.000            1.110          1,352,707

  Pioneer Cullen Value VCT Subaccount (Class II)
  (3/05)...........................................  2006        1.086            1.252          1,217,402
                                                     2005        0.986            1.086            769,612

  Pioneer Emerging Markets VCT Subaccount (Class
  II) (6/03).......................................  2006        2.391            3.190            904,608
                                                     2005        1.764            2.391            767,491
                                                     2004        1.510            1.764            634,023
                                                     2003        1.000            1.510             99,808

  Pioneer Equity Income VCT Subaccount (Class II)
  (6/03)...........................................  2006        1.430            1.720          3,089,771
                                                     2005        1.377            1.430          3,138,809
                                                     2004        1.205            1.377          2,636,416
                                                     2003        1.000            1.205            764,575

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (5/05).......................................  2006        1.065            1.251             52,056
                                                     2005        0.978            1.065              9,548

  Pioneer Europe VCT Subaccount (Class II) (6/03)..  2006        1.585            2.015                 --
                                                     2005        1.493            1.585             33,531
                                                     2004        1.283            1.493             22,046
                                                     2003        1.000            1.283             12,781

  Pioneer Fund VCT Subaccount (Class II) (6/03)....  2006        1.381            1.583          2,758,029
                                                     2005        1.324            1.381          2,780,569
                                                     2004        1.213            1.324          5,446,731
                                                     2003        1.000            1.213          2,035,041

  Pioneer Global High Yield VCT Subaccount (Class
  II) (3/05).......................................  2006        1.041            1.148            569,764
                                                     2005        0.996            1.041            107,545

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Pioneer Growth Shares VCT Subaccount (Class II)
  (6/03)...........................................  2006        1.228            1.318          1,233,460
                                                     2005        1.208            1.228          1,359,860
                                                     2004        1.154            1.208          2,331,294
                                                     2003        1.000            1.154            706,463

  Pioneer High Yield VCT Subaccount (Class II)
  (6/03)...........................................  2006        1.224            1.305          5,668,876
                                                     2005        1.223            1.224          4,570,990
                                                     2004        1.152            1.223          9,467,773
                                                     2003        1.000            1.152          4,494,810

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (5/05).....................  2006        1.085            1.222            245,995
                                                     2005        0.990            1.085             77,232

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (3/05)................................  2006        1.065            1.182          2,742,301
                                                     2005        0.983            1.065          1,692,076

  Pioneer Ibbotson Moderate Allocation VCT
  Subaccount (Class II) (4/05).....................  2006        1.050            1.144         12,388,790
                                                     2005        0.993            1.050          8,836,248

  Pioneer International Value VCT Subaccount (Class
  II) (6/03).......................................  2006        1.706            2.059            684,626
                                                     2005        1.504            1.706            347,740
                                                     2004        1.290            1.504            783,818
                                                     2003        1.000            1.290            278,342

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (6/03)...........................................  2006        1.682            1.859          1,770,015
                                                     2005        1.587            1.682          1,809,146
                                                     2004        1.324            1.587          1,605,103
                                                     2003        1.000            1.324            356,319

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)................................  2006        1.167            1.181            906,432
                                                     2005        1.095            1.167            360,317
                                                     2004        1.028            1.095             81,850

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (6/03).......................................  2006        1.901            2.555          1,439,328
                                                     2005        1.681            1.901          1,486,014
                                                     2004        1.261            1.681          1,259,415
                                                     2003        1.000            1.261            507,422

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (4/04)................................  2006        1.106            1.174            356,759
                                                     2005        1.074            1.106            252,781
                                                     2004        1.061            1.074            105,467

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Pioneer Small Cap Value VCT Subaccount (Class II)
  (6/03)...........................................  2006        1.749            1.966          1,724,057
                                                     2005        1.599            1.749          1,494,745
                                                     2004        1.355            1.599          1,244,840
                                                     2003        1.000            1.355            477,289

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03)...........................................  2006        1.434            1.523                 --
                                                     2005        1.433            1.434            313,193
                                                     2004        1.285            1.433            172,385
                                                     2003        1.000            1.285             25,055

  Pioneer Strategic Income VCT Subaccount (Class
  II) (5/03).......................................  2006        1.190            1.245          4,105,748
                                                     2005        1.179            1.190          4,019,323
                                                     2004        1.089            1.179          3,133,140
                                                     2003        1.000            1.089            652,477

  Pioneer Value VCT Subaccount (Class II) (6/03)...  2006        1.347            1.526          1,606,407
                                                     2005        1.307            1.347          1,730,330
                                                     2004        1.192            1.307          1,531,084
                                                     2003        1.000            1.192            304,001




                         SEPARATE ACCOUNT CHARGES 2.90%



                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (6/03).......................................  2006        1.000            0.985               --

  AIM V.I. Mid Cap Core Equity Subaccount (Series
  II) (6/03).......................................  2006        1.000            1.036               --

Franklin Templeton Variable Insurance Products
  Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)......................  2006        1.000            1.107               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (6/03)......................  2006        1.000            0.994               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03).................................  2006        1.000            1.133               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (9/05)......  2006        1.000            1.102               --

  LMPVPI Total Return Subaccount (Class II)
  (6/03)...........................................  2006        1.000            1.067               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (6/03)...........................................  2006        1.000            1.024               --

Met Investors Series Trust
  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (4/06).................................  2006        0.994            0.999               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (4/06)...........................................  2006        1.004            1.017          144,557

  MSF Oppenheimer Global Equity Subaccount (Class
  B) (4/06)........................................  2006        0.996            1.043               --

Money Market Portfolio
  Money Market Subaccount (5/03)...................  2006        1.000            1.004               --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)..........................  2006        1.000            1.005               --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (6/03)..........................  2006        1.000            1.033               --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (5/03)...........................................  2006        1.000            1.005               --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (4/04)...........................................  2006        1.000            1.084               --

  Pioneer Balanced VCT Subaccount (Class II)
  (6/03)...........................................  2006        1.000            1.030               --

  Pioneer Cullen Value VCT Subaccount (Class II)
  (3/05)...........................................  2006        1.000            1.100               --

  Pioneer Emerging Markets VCT Subaccount (Class
  II) (6/03).......................................  2006        1.000            1.180               --

  Pioneer Equity Income VCT Subaccount (Class II)
  (6/03)...........................................  2006        1.000            1.150               --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (5/05).......................................  2006        1.000            1.106               --

  Pioneer Europe VCT Subaccount (Class II) (6/03)..  2006        1.000            1.190               --

  Pioneer Fund VCT Subaccount (Class II) (6/03)....  2006        1.000            1.099               --

  Pioneer Global High Yield VCT Subaccount (Class
  II) (3/05).......................................  2006        1.000            1.073               --

  Pioneer Growth Shares VCT Subaccount (Class II)
  (6/03)...........................................  2006        1.000            1.054               --

  Pioneer High Yield VCT Subaccount (Class II)
  (6/03)...........................................  2006        1.000            1.043               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (5/05).....................  2006        1.000            1.070               --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (3/05)................................  2006        1.000            1.060          201,465

  Pioneer Ibbotson Moderate Allocation VCT
  Subaccount (Class II) (4/05).....................  2006        1.000            1.049           67,162

  Pioneer International Value VCT Subaccount (Class
  II) (6/03).......................................  2006        1.000            1.121               --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (6/03)...........................................  2006        1.000            1.064               --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)................................  2006        1.000            0.982               --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (6/03).......................................  2006        1.000            1.245               --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (4/04)................................  2006        1.000            1.003               --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (6/03)...........................................  2006        1.000            1.035               --

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03)...........................................  2006        1.000            0.986               --

  Pioneer Strategic Income VCT Subaccount (Class
  II) (5/03).......................................  2006        1.000            1.028               --

  Pioneer Value VCT Subaccount (Class II) (6/03)...  2006        1.000            1.080               --




The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2006.

Number of Units Outstanding at End of Year may include units for Contract Owners in payout phase, where appropriate.

If an accumulation unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2006, are displayed below. Please see Appendix C for more information on Variable Funding Option name changes, mergers and substitutions.

Effective on or about 05/01/2006, Money Market Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Money Market Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Capital Appreciation Fund/VA was replaced by Met Investors Series Trust-Oppenheimer Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Global Securities Fund/VA was replaced by Metropolitan Series Fund, Inc.- Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/24/2006, Pioneer Variable Contracts Trust-Pioneer Small Company VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 12/18/2006, Pioneer Variable Contracts Trust-Pioneer AmPac Growth VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Oak Ridge Large Cap Growth VCT Portfolio and is no longer available as a funding option.

Effective on or about 12/18/2006, Pioneer Variable Contracts Trust-Pioneer Balanced VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Ibbotson Moderate Allocation VCT Portfolio and is no longer available as a funding option.

Effective on or about 12/18/2006, Pioneer Variable Contracts Trust-Pioneer Europe VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer International Value VCT Portfolio and is no longer available as a funding option.

                                 APPENDIX C --

                ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS

--------------------------------------------------------------------------------




Certain Variable Funding Options have been subject to a merger, substitution or other change. The chart below identifies the former name and the new name for each of these Underlying Funds and where applicable, the former name and the new name of the trust of which the Underlying Fund is part.


UNDERLYING FUND MERGERS/REORGANIZATIONS
The following former Underlying Funds were merged with and into the new Underlying Funds, and/or were reorganized into a new trust.


         FORMER UNDERLYING FUND/TRUST                    NEW UNDERLYING FUND/TRUST
---------------------------------------------  ---------------------------------------------


LEGG MASON PARTNERS VARIABLE PORTFOLIOS I,     LEGG MASON PARTNERS VARIABLE PORTFOLIOS II
  INC.
  Legg Mason Partners Variable All Cap           Legg Mason Partners Variable Fundamental
     Portfolio -- Class II                          Value Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS I,     LEGG MASON PARTNERS VARIABLE PORTFOLIOS IV
  INC.
  Legg Mason Partners Variable Total Return      Legg Mason Partners Variable Multiple
     Portfolio -- Class II                          Discipline Portfolio -- Balanced All Cap
                                                    Growth and Value Portfolio -- Class II
LEGG MASON PARTNERS VARIABLE PORTFOLIOS II     LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,
                                               INC.
  Legg Mason Partners Variable Aggressive        Legg Mason Partners Variable Aggressive
     Growth Portfolio -- Class II                   Growth Portfolio -- Class II
PIONEER VARIABLE CONTRACTS TRUST               PIONEER VARIABLE CONTRACTS TRUST
  Pioneer AmPac Growth VCT Portfolio -- Class    Pioneer Oak Ridge Large Cap Growth VCT
     II                                             Portfolio -- Class II
PIONEER VARIABLE CONTRACTS TRUST               PIONEER VARIABLE CONTRACTS TRUST
  Pioneer Balanced VCT Portfolio -- Class II     Pioneer Ibbotson Moderate Allocation VCT
                                                    Portfolio -- Class II
PIONEER VARIABLE CONTRACTS TRUST               PIONEER VARIABLE CONTRACTS TRUST
  Pioneer Europe VCT Portfolio -- Class II       Pioneer International Value VCT
                                                    Portfolio -- Class II
LEGG MASON PARTNERS VARIABLE PORTFOLIOS II     LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Fundamental       Legg Mason Partners Variable Fundamental
     Value Portfolio -- Class I                     Value Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,   LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  INC.
  Legg Mason Partners Variable Aggressive        Legg Mason Partners Variable Aggressive
     Growth Portfolio -- Class II                   Growth Portfolio -- Class II
LEGG MASON PARTNERS VARIABLE PORTFOLIOS IV     LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Multiple          Legg Mason Partners Variable Capital and
     Discipline Portfolio -- Balanced All Cap       Income Portfolio -- Class II
     Growth and Value Portfolio -- Class II


UNDERLYING FUND SUBSTITUTION
The following new Underlying Fund was substituted for the former Underlying
Fund.


            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------


AIM VARIABLE INSURANCE FUNDS                   MET INVESTORS SERIES TRUST
  AIM V.I. Capital Appreciation                  Met/AIM Capital Appreciation
     Fund -- Series II                              Portfolio -- Class E

                       THIS PAGE INTENTIONALLY LEFT BLANK.

                                   APPENDIX D

--------------------------------------------------------------------------------

                                THE FIXED ACCOUNT

The Fixed Account is part of the Company's general account assets. These general account assets include all assets of the Company other than those held in the Separate Accounts sponsored by the Company or its affiliates.

The staff of the SEC does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

Under the Fixed Account, the Company assumes the risk of investment gain or loss, guarantees a specified interest rate, and guarantees a specified periodic Annuity Payment. The investment gain or loss of the Separate Account or any of the funding options does not affect the Fixed Account Contract Value, or the dollar amount of fixed Annuity Payments made under any payout option.

We guarantee that, at any time, the Fixed Account Contract Value will not be less than the amount of the Purchase Payments allocated to the Fixed Account, plus interest credited as described below, less any applicable premium taxes or prior withdrawals.

Purchase Payments allocated to the Fixed Account and any transfers made to the Fixed Account become part of the Company's general account, which supports insurance and annuity obligations. Where permitted by state law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract. The general account and any interest therein are not registered under, or subject to the provisions of, the Securities Act of 1933 or Investment Company Act of 1940. We will invest the assets of the Fixed Account at our discretion. Investment income from such Fixed Account assets will be allocated to us and to the Contracts participating in the Fixed Account.

Investment income from the Fixed Account allocated to us includes compensation for mortality and expense risks borne by us in connection with Fixed Account Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in our sole discretion at such rate or rates as we prospectively declare from time to time.

We guarantee the initial rate for any allocations into the Fixed Account for one year from the date of such allocation. We guarantee subsequent renewal rates for the calendar quarter. We also guarantee that for the life of the Contract we will credit interest at a rate not less than the minimum interest rate allowed by state law. We reserve the right to change the rate subject to applicable state law. We will determine any interest we credit to amounts allocated to the Fixed Account in excess of the minimum guaranteed rate in our sole discretion. You assume the risk that interest credited to the Fixed Account may not exceed the minimum guaranteed rate for any given year. We have no specific formula for determining the interest rate. Some factors we may consider are regulatory and tax requirements, general economic trends and competitive factors.

TRANSFERS

You may make transfers from the Fixed Account to any available Variable Funding Option(s) twice a year during the 30 days following the semiannual anniversary of the Contract Date. We limit transfers to an amount of up to 15% of the Fixed Account Contract Value on the semiannual Contract Date anniversary. (This restriction does not apply to transfers under the Dollar Cost Averaging Program.) Amounts previously transferred from the Fixed Account to Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of transfer. We reserve the right to waive either of these restrictions. Where permitted by state law, we reserve the right to restrict transfers into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract.

Automated transfers from the Fixed Account to any of the Variable Funding Options may begin at any time. Automated transfers from the Fixed Account may not deplete your Fixed Account value in a period of less than twelve months from your enrollment in the Dollar Cost Averaging Program.

                       THIS PAGE INTENTIONALLY LEFT BLANK.

                                   APPENDIX E

--------------------------------------------------------------------------------

            WAIVER OF WITHDRAWAL CHARGE FOR NURSING HOME CONFINEMENT (AVAILABLE ONLY IF THE OWNER IS AGE 70 OR YOUNGER ON THE DATE THE CONTRACT IS
                                    ISSUED.)

If, after the first Contract Year and before the Maturity Date, and you begin confinement in an eligible nursing home, you may surrender or make withdrawal, subject to the maximum withdrawal amount described below, without incurring a withdrawal charge. In order for the Company to waive the withdrawal charge, the withdrawal must be made during continued confinement in an eligible nursing home after the qualifying period has been satisfied, or within sixty (60) days after such confinement ends. The qualifying period is confinement in an eligible nursing home for ninety (90) consecutive days. We will require proof of confinement in a form satisfactory to us, which may include certification by a licensed physician that such confinement is medically necessary.

An eligible nursing home is defined as an institution or special nursing unit of a hospital which:

     (a)  is Medicare approved as a provider of skilled nursing care services;
          and

     (b) is not, other than in name only, an acute care hospital, a home for the aged, a retirement home, a rest home, a community living center, or a place mainly for the treatment of alcoholism.

                                       OR

Meets all of the following standards:

     (a) is licensed as a nursing care facility by the state in which it is licensed;

     (b) is either a freestanding facility or a distinct part of another facility such as a ward, wing, unit or swing-bed of a hospital or other facility;

     (c) provides nursing care to individuals who are not able to care for themselves and who require nursing care;

     (d) provides, as a primary function, nursing care and room and board; and charges for these services;

     (e) provides care under the supervision of a licensed physician, registered nurse (RN) or licensed practical nurse (LPN);

     (f) may provide care by a licensed physical, respiratory, occupational or speech therapist; and

     (g) is not, other than in name only, an acute care hospital, a home for the aged, a retirement home, a rest home, a community living center, or a place mainly for the treatment of alcoholism.

We will not waive withdrawal charges if confinement is due to one or more of the following causes:

     (a) mental, nervous, emotional or personality disorder without demonstrable organic disease, including, but not limited to, neurosis, psychoneurosis, psychopathy or psychosis

     (b) the voluntary taking or injection of drugs, unless prescribed or administered by a licensed physician

     (c) the voluntary taking of any drugs prescribed by a licensed physician and intentionally not taken as prescribed

     (d) sensitivity to drugs voluntarily taken, unless prescribed by a physician

     (e) drug addiction, unless addiction results from the voluntary taking of drugs prescribed by a licensed physician, or the involuntary taking of drugs.

FILING A CLAIM: You must provide the Company with written notice of a claim during continued confinement after the 90-day qualifying period, or within sixty days after such confinement ends.

The maximum withdrawal amount for which we will waive the withdrawal charge is the Contract Value on the next valuation date following written proof of claim, less any Purchase Payments made within a one-year period before confinement in an eligible nursing home begins, less any Purchase Payment made on or after the Annuitant's 71st birthday.

We will pay any withdrawal requested under the scope of this waiver as soon as we receive proper written proof of your claim, and we will pay the withdrawal in a lump sum. You should consult with your tax adviser regarding the tax impact of any withdrawals taken from your Contract.

                                   APPENDIX F

--------------------------------------------------------------------------------

               CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to the Separate Account and MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut. A list of the contents of the Statement of Additional Information is set forth below:

                     The Insurance Company
                     Principal Underwriter
                     Distribution and Principal Underwriting Agreement Valuation of Assets
                     Federal Tax Considerations
                     Independent Registered Public Accounting Firm Condensed Financial Information
                     Financial Statements

--------------------------------------------------------------------------------

Copies of the Statement of Additional Information dated April 30, 2007 are available without charge. To request a copy, please clip this coupon on the line above, enter your name and address in the spaces provided below, and mail to MetLife Insurance Company of Connecticut/MetLife Life and Annuity Company of Connecticut, One Cityplace, 185 Asylum Street, 3CP, Hartford, Connecticut 06103-3415. For the MetLife Insurance Company of Connecticut Statement of Additional Information please request MIC-Book-70-71-75, and for the MetLife Life and Annuity Company of Connecticut Statement of Additional Information please request MLAC-Book-70-71-75.

Name: -------------------------------------------------

Address: ----------------------------------------------

CHECK BOX:

[ ] MIC-Book-70-71-75

[ ] MLAC-Book-70-71-75

                  PORTFOLIO ARCHITECT PLUS ANNUITY PROSPECTUS:
          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES METLIFE OF CT SEPARATE ACCOUNT TWELVE FOR VARIABLE ANNUITIES

This prospectus describes PORTFOLIO ARCHITECT PLUS ANNUITY, a flexible premium deferred variable annuity contract (the "Contract") issued by MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut. MetLife Life and Annuity Company of Connecticut does not solicit or issue insurance products in the state of New York. Refer to your Contract for the name of your issuing company. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("Qualified Contracts") as well as those that do not qualify for such treatment ("Non-qualified Contracts"). We may issue it as an individual contract or as a group contract. When we issue a group contract, you will receive a certificate summarizing the Contract's provisions. For convenience, we refer to contracts and certificates as "Contracts."

You can choose to have your premium ("Purchase Payments") and any associated Purchase Payment Credits accumulate on a variable and/or, subject to availability, fixed basis in one of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the Variable Funding Options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options available for contracts purchased on or after April 30, 2007 are:




AMERICAN FUNDS INSURANCE SERIES -- CLASS 2         Lazard Mid-Cap Portfolio -- Class B
  American Funds Global Growth Fund                Legg Mason Partners Managed Assets
  American Funds Growth Fund                          Portfolio -- Class A
  American Funds Growth-Income Fund                Lord Abbett Bond Debenture
DREYFUS VARIABLE INVESTMENT FUND -- INITIAL           Portfolio -- Class A
  SHARES                                           Lord Abbett Growth and Income
  Dreyfus Variable Investment Fund                    Portfolio -- Class B
     Appreciation Portfolio                        Lord Abbett Mid-Cap Value
  Dreyfus Variable Investment Fund Developing         Portfolio -- Class B
     Leaders Portfolio                             Met/AIM Capital Appreciation
FIDELITY(R) VARIABLE INSURANCE                        Portfolio -- Class A
  PRODUCTS -- SERVICE CLASS 2                      Met/AIM Small Cap Growth Portfolio -- Class
  VIP Contrafund(R) Portfolio                         A
  VIP Mid Cap Portfolio                            MFS(R) Value Portfolio -- Class A
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS     Neuberger Berman Real Estate
  TRUST -- CLASS 2                                    Portfolio -- Class A
  Templeton Developing Markets Securities          PIMCO Inflation Protected Bond
     Fund                                             Portfolio -- Class A
  Templeton Foreign Securities Fund                Pioneer Fund Portfolio -- Class A
JANUS ASPEN SERIES -- SERVICE SHARES               Pioneer Strategic Income Portfolio -- Class
  Global Technology Portfolio                         A
LEGG MASON PARTNERS VARIABLE EQUITY TRUST          Third Avenue Small Cap Value
  Legg Mason Partners Variable Aggressive             Portfolio -- Class B
     Growth Portfolio -- Class I                 METROPOLITAN SERIES FUND, INC.
  Legg Mason Partners Variable Appreciation        BlackRock Aggressive Growth
     Portfolio -- Class I                             Portfolio -- Class D
  Legg Mason Partners Variable Equity Index        BlackRock Bond Income Portfolio -- Class A
     Portfolio -- Class II                         BlackRock Money Market Portfolio -- Class A
  Legg Mason Partners Variable Fundamental         FI Large Cap Portfolio -- Class A
     Value Portfolio -- Class I                    FI Value Leaders Portfolio -- Class D
  Legg Mason Partners Variable Investors           MFS(R) Total Return Portfolio -- Class F
     Portfolio -- Class I                          Oppenheimer Global Equity
  Legg Mason Partners Variable Large Cap              Portfolio -- Class B
     Growth Portfolio -- Class I                   Western Asset Management U.S. Government
  Legg Mason Partners Variable Small Cap              Portfolio -- Class A
     Growth Portfolio -- Class I                 PIMCO VARIABLE INSURANCE
  Legg Mason Partners Variable Social              TRUST -- ADMINISTRATIVE CLASS
     Awareness Portfolio                           Total Return Portfolio
LEGG MASON PARTNERS VARIABLE INCOME TRUST        VAN KAMPEN LIFE INVESTMENT TRUST -- CLASS II
  Legg Mason Partners Variable Adjustable          Comstock Portfolio
     Rate Income Portfolio                       METROPOLITAN SERIES FUND, INC. -- ASSET
MET INVESTORS SERIES TRUST                         ALLOCATION PORTFOLIOS -- CLASS B
  Batterymarch Mid-Cap Stock                       MetLife Aggressive Allocation Portfolio
     Portfolio -- Class A                          MetLife Conservative Allocation Portfolio
  BlackRock High Yield Portfolio -- Class A        MetLife Conservative to Moderate Allocation
  BlackRock Large-Cap Core Portfolio -- Class         Portfolio
     E                                             MetLife Moderate Allocation Portfolio
  Dreman Small-Cap Value Portfolio -- Class A      MetLife Moderate to Aggressive Allocation
  Harris Oakmark International                        Portfolio
     Portfolio -- Class A
  Janus Forty Portfolio -- Class A




-------

Certain Variable Funding Options have been subject to a merger, substitution or other change. Please see Appendix C -- "Additional Information Regarding The Underlying Funds" for more information.

We also offer variable annuity contracts that do not have Purchase Payment Credits, and therefore may have lower fees. Over time, the value of the Purchase Payment Credits could be more than offset by higher charges. You should carefully consider whether or not this Contract is the most appropriate investment for you.

The Contract, certain Contract features and/or some of the funding options may not be available in all states.

This prospectus provides the information that you should know before investing in the Contract. Please keep this prospectus for future reference. You can receive additional information about your Contract by requesting a copy of the Statement of Additional Information ("SAI") dated April 30, 2007. We filed the SAI with the Securities and Exchange Commission ("SEC"), and it is incorporated by reference into this prospectus. To request a copy, write to us at One Cityplace, 185 Asylum Street, 3CP, Hartford, Connecticut 06103-3415, call 800-874-1225 or access the SEC's website (http://www.sec.gov). See Appendix F for the SAI's table of contents.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                         PROSPECTUS DATED APRIL 30, 2007

                                TABLE OF CONTENTS




Glossary................................      3
Summary.................................      4
Fee Table...............................      8
Condensed Financial Information.........     13
The Annuity Contract....................     13
  Contract Owner Inquiries..............     11
  Purchase Payments.....................     11
  Purchase Payment Credits..............     15
  Accumulation Units....................     15
  The Variable Funding Options..........     16
Fixed Account...........................     22
Charges and Deductions..................     22
  General...............................     22
  Withdrawal Charge.....................     23
  Free Withdrawal Allowance.............     23
  Transfer Charge.......................     24
  Administrative Charges................     24
  Mortality and Expense Risk Charge.....     24
  Variable Liquidity Benefit Charge.....     24
  Enhanced Stepped-Up Provision Charge..     25
  Guaranteed Minimum Withdrawal Benefit
     Charge.............................     25
  Guaranteed Minimum Accumulation
     Benefit Charge.....................     25
  Variable Funding Option Expenses......     25
  Premium Tax...........................     25
  Changes in Taxes Based upon Premium or
     Value..............................     25
Transfers...............................     25
  Market Timing/Excessive Trading.......     26
  Dollar Cost Averaging.................     28
Access to Your Money....................     28
  Systematic Withdrawals................     29
Ownership Provisions....................     29
  Types of Ownership....................     29
     Contract Owner.....................     29
     Beneficiary........................     30
     Annuitant..........................     30
Death Benefit...........................     30
  Death Proceeds before the Maturity
     Date...............................     31
  Enhanced Stepped-Up Provision.........     33
  Payment of Proceeds...................     33
  Spousal Contract Continuance..........     35
  Beneficiary Contract Continuance......     36
  Planned Death Benefit.................     36
  Death Proceeds after the Maturity
     Date...............................     36
Living Benefits.........................     37
  Guaranteed Minimum Withdrawal
     Benefit............................     37
  Guaranteed Minimum Accumulation
     Benefit............................     42
The Annuity Period......................     48
  Maturity Date.........................     48
  Allocation of Annuity.................     48
  Variable Annuity......................     48
  Fixed Annuity.........................     49
Payment Options.........................     49
  Election of Options...................     49
  Annuity Options.......................     50
  Variable Liquidity Benefit............     50
Miscellaneous Contract Provisions.......     50
  Right to Return.......................     50
  Termination...........................     51
  Required Reports......................     51
  Suspension of Payments................     51
The Separate Accounts...................     51
  Performance Information...............     52
Federal Tax Considerations..............     52
  General Taxation of Annuities.........     53
  Types of Contracts: Qualified and Non-
     qualified..........................     54
  Qualified Annuity Contracts...........     54
     Taxation of Qualified Annuity
       Contracts........................     54
     Mandatory Distributions for
       Qualified Plans..................     54
     Individual Retirement Annuities....     55
     TSAs (ERISA and NON-ERISA).........     55
     Roth IRAs..........................     57
  Non-qualified Annuity Contracts.......     57
     Diversification Requirements for
       Variable Annuities...............     59
     Ownership of the Investments.......     59
     Taxation of Death Benefit
       Proceeds.........................     59
  Other Tax Considerations..............     59
     Treatment of Charges for Optional
       Benefits.........................     59
     Puerto Rico Tax Considerations.....     60
     Non-Resident Aliens................     60
     Tax Credits and Deductions.........     60
Other Information.......................     60
  The Insurance Companies...............     60
  Financial Statements..................     61
  Distribution of Variable Annuity
     Contracts..........................     61
  Conformity with State and Federal
     Laws...............................     63
  Voting Rights.........................     63
  Restrictions on Financial
     Transactions.......................     63
  Legal Proceedings.....................     63
Appendix A: Condensed Financial
  Information for MetLife of CT Separate
  Account Eleven........................    A-1
Appendix B: Condensed Financial
  Information for MetLife of CT Separate
  Account Twelve........................    B-1
Appendix C: Additional Information
  Regarding The Underlying Funds........    C-1
Appendix D: The Fixed Account...........    D-1
Appendix E: Nursing Home Waiver.........    E-1
Appendix F: Contents of the Statement of
  Additional Information................    F-1

                                    GLOSSARY

ACCUMULATION UNIT -- an accounting unit of measure used to calculate the value of this Contract before Annuity Payments begin.

ANNUITANT -- the person on whose life the Maturity Date and Annuity Payments depend.

ANNUITY PAYMENTS -- a series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

CASH SURRENDER VALUE -- the Contract Value less any withdrawal charge and premium tax not previously deducted.

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

CONTINGENT ANNUITANT -- the individual who becomes the Annuitant when the Annuitant who is not the owner dies prior to the Maturity Date.

CONTRACT DATE -- the date on which the Contract is issued.

CONTRACT OWNER (you) -- the person named in the Contract (on the specifications page) as the owner of the Contract.

CONTRACT VALUE -- Purchase Payments, plus any associated Purchase Payment Credits, plus or minus any investment experience on the amounts allocated to the variable funds or interest on amounts allocated to the Fixed Account, adjusted by any applicable charges and withdrawals.

CONTRACT YEARS -- twelve month periods beginning with the Contract Date.

DEATH REPORT DATE -- the day on which we have received 1) Due Proof of Death and
2) written payment instructions or election of spousal or beneficiary contract continuation.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

FIXED ACCOUNT -- an account that consists of all of the assets under this Contract other than those in the Separate Account.

HOME OFFICE -- the Home Office of MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut or any other office that we may designate for the purpose of administering this Contract. For transfer, withdrawal, surrender, and (if applicable) loan requests, our Home Office address is: MetLife, P.O. Box 990014, Hartford, CT 96199-0014. For Purchase Payments and (if applicable) loan repayments, our Home Office address is:
MetLife, P.O. Box 371857, Pittsburgh, PA 15250-7857.

MATURITY DATE -- the date on which the Annuity Payments are to begin.

PAYMENT OPTION -- an annuity option elected under your Contract.

PURCHASE PAYMENT -- any premium paid by you to initiate or supplement this Contract.

PURCHASE PAYMENT CREDIT -- an amount credited to your Contract Value that equals a percentage of each Purchase Payment made.

QUALIFIED CONTRACT -- a contract used in a retirement plan or program that is intended to qualify under Sections 401, 403, 408, or 408(A) of the Code.

SEPARATE ACCOUNT -- a segregated account registered with the Securities and Exchange Commission ("SEC"), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund.

UNDERLYING FUND -- a portfolio of an open-end management investment company that is registered with the SEC in which the Subaccounts invest.

VALUATION DATE -- a date on which a Subaccount is valued.

VALUATION PERIOD -- the period between successive valuations.

VARIABLE FUNDING OPTION -- a Subaccount of the Separate Account that invests in an Underlying Fund.

WE, US, OUR -- MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut.

WRITTEN REQUEST -- written information sent to us in a form and content satisfactory to us and received at our Home Office.

YOU, YOUR -- "You" is the Contract Owner and a natural person, a trust established for the benefit of a natural person or a charitable remainder trust.

                                    SUMMARY:

                        PORTFOLIO ARCHITECT PLUS ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

WHAT COMPANY WILL ISSUE MY CONTRACT? Your issuing company is either MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut ("the Company," "We" or "Us"). MetLife Life and Annuity Company of Connecticut does not solicit or issue insurance products in the state of New York. Refer to your Contract for the name of your issuing company. Each company sponsors its own segregated account ("Separate Account"). MetLife Insurance Company of Connecticut sponsors the MetLife of CT Separate Account Eleven for Variable Annuities ("Separate Account Eleven "); MetLife Life and Annuity Company of Connecticut sponsors the MetLife of CT Separate Account Twelve for Variable Annuities ("Separate Account Twelve"). When we refer to the Separate Account, we are referring to either Separate Account Eleven or Separate Account Twelve, depending upon your issuing Company.

You may only purchase a contract in states where the Contract has been approved for sale. The Contract and/or certain optional benefits may not currently be available for sale in all states. For Contracts issued in New York, a waiver of withdrawal charge may apply to all Annuity Payments.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACT? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the Variable Funding Options and/or to the Fixed Account that is part of our general account (the "Fixed Account"). We guarantee money directed to the Fixed Account as to principal and interest. The Variable Funding Options fluctuate with the investment performance of the Underlying Funds and are not guaranteed. You can also lose money in the Variable Funding Options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, under a Qualified Contract, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a Non-qualified Contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (Annuity Payments) you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options. You may receive income payments in the form of a variable annuity, a fixed annuity, or a combination of both. If you elect variable income payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options and begin to receive payments, it cannot be changed.

WHO CAN PURCHASE THIS CONTRACT? The Contract is currently available for use in connection with (1) individual non-qualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); (3) rollovers from other qualified retirement plans and (4) beneficiary-directed transfers of death proceeds from another contract. Qualified Contracts include contracts qualifying under Section 401(a), 403(b) or 408(b) or 408A of the Internal Revenue Code of 1986, as amended. Purchase of this Contract through a tax qualified retirement plan ("Plan") does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits.

You may purchase the Contract with an initial payment of at least $5,000. You may make additional payments of at least $500 at any time during the accumulation phase. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death proceeds.

The ages of the owner and Annuitant determine which death benefits and certain optional features are available to you. See "The Annuity Contract" section for more information.

CAN I EXCHANGE MY CURRENT ANNUITY CONTRACT FOR THIS CONTRACT? The Code generally permits you to exchange one annuity contract for another in a "tax-free exchange." Therefore, you can transfer the proceeds from another annuity contract to purchase this Contract. Before making an exchange to acquire this Contract, you should carefully compare this Contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this Contract, and this Contract has its own surrender charges that would apply to you. The other fees and charges under this Contract may be higher or lower and the benefits may be different than those of your current contract. In addition, you may have to pay federal income or penalty taxes on the exchange if it does not qualify for tax-free treatment. You should not exchange another contract for this Contract unless you determine, after evaluating all the facts, the exchange is in your best interests. Remember that the person selling you the Contract generally will earn a commission on the sale.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within ten days after you receive it, you will receive a full refund of your Contract Value plus any contract charges and premium taxes you paid (but not fees and charges assessed by the Underlying Funds) minus any Purchase Payment Credits. Where state law requires a different right to return period, or the return of Purchase Payments, the Company will comply. You bear the investment risk on the Purchase Payment allocated to a Variable Funding Option during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, or longer if your state law permits, we will refund your full Purchase Payment minus any Purchase Payment Credits. During the remainder of the right to return period, we will refund your Contract Value (including charges we assessed) minus any Purchase Payment Credits. We will determine your Contract Value at the close of business on the day we receive a Written Request for a refund.

During the right to return period, you will not bear any contract fees associated with the Purchase Payment Credits. The amount we return to you will include any investment gains on the credit during the right to return period. HOWEVER, IF YOU HAVE INVESTMENT LOSSES ON THE CREDIT DURING THE RIGHT TO RETURN PERIOD, WE WILL RECOVER THE ORIGINAL AMOUNT OF THE CREDIT.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE VARIABLE FUNDING OPTIONS AND HOW THEY OPERATE? The Variable Funding Options represent Subaccounts of the Separate Account. At your direction, the Separate Account, through its Subaccounts, uses your Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these Variable Funding Options.

You can transfer among the Variable Funding Options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners. You may transfer between the Fixed Account and the Variable Funding Options twice a year (during the 30 days after the six-month Contract Date anniversary), provided the amount is not greater than 15% of the Fixed Account value on that date. We also reserve the right to restrict transfers into the Fixed Account if the credited interest rate is equal to the minimum guaranteed interest rate specified under the Contract. Amounts previously transferred from the Fixed Account to the Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of the transfer.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. We deduct an administrative expense charge and a mortality and expense risk ("M&E") charge daily from amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of 0.15% and deduct the M&E charge at an annual rate of 1.40% for the Standard Death Benefit, 1.55% for the Step-Up Death Benefit, and 1.75% for the Roll-Up Death Benefit. For Contracts with a value of less than $100,000, we also deduct an annual contract administrative charge of $40. Each Underlying Fund also charges for management costs and other expenses.

We will apply a withdrawal charge to withdrawals from the Contract, and will calculate it as a percentage of the Purchase Payments and any associated Purchase Payment Credits withdrawn. The maximum percentage is 8%, decreasing to 0% after nine full years.

If you select the Enhanced Stepped-Up Provision ("E.S.P."), an additional 0.20% annually will be deducted from amounts in the Variable Funding Options. THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE.

Upon annuitization, if the Variable Liquidity Benefit is selected, there is a maximum charge of 8% of the amounts withdrawn. Please refer to Payment Options for a description of this benefit.

If you elect a Guaranteed Minimum Withdrawal Benefit ("GMWB") rider, a charge will be deducted daily from amounts in the Variable Funding Options. There are several GMWB rider options, and the current charge for each rider, on an annual basis, is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%.

If you select the Guaranteed Minimum Accumulation Benefit ("GMAB"), we will deduct each business day a charge of 0.50% (on an annual basis) from amounts in the Variable Funding Options.

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a Qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your Purchase Payments , Purchase Payment Credits and on any earnings when you make a withdrawal or begin receiving Annuity Payments. Under a Non-qualified Contract, payments to the Contract are made with after-tax dollars, and any credits and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

For owners of Qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts (see "Access to Your Money - Systematic Withdrawals").

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Withdrawal charges may apply, as well as income taxes, and/or a penalty tax on amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? You may choose to purchase the Standard, Step-Up or Roll-Up Death Benefit. The death benefit applies upon the first death of the Contract Owner, joint owner, or Annuitant. Assuming you are the Annuitant, the death benefit is as follows: If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or the election of spousal or beneficiary contract continuance. Please refer to the Death Benefit section in the prospectus for more details.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A or Appendix B to this prospectus provides more information about Accumulation Unit values.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

     - PURCHASE PAYMENT CREDITS. For each Purchase Payment you make, we will add a credit to your Contract Value whenever the greater age of the Contract Owner or Annuitant is 80 or less at the time the Purchase Payment is received. This credit will equal at least 4.5% of the Purchase Payment. The expenses for a contract with Purchase Payment Credits are higher than a similar contract without Purchase Payment Credits, and the additional expenses attributable to the credits may more than offset the amount of the Purchase Payment Credit.

For contracts issued between April 1, 2004 and April 30, 2004, between June 1, 2004 and August 31, 2004, and between September 20, 2004 and June 9, 2006, the current Purchase Payment Credit is equal to 6.0% of each Purchase Payment received. This Purchase Payment Credit increase does not apply retroactively to contracts issued before April 1, 2004, between May 1, 2004 and May 31, 2004 or between September 1, 2004 and September 19, 2004. For contracts issued between September 20, 2004 and June 9, 2006, the 6.0% Purchase Payment Credit will apply to your initial Purchase Payment and each subsequent Purchase Payment received by us whenever the greater age of the Contract Owner or Annuitant is 80 or less at the time of the Purchase Payment is received.

     - DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Variable Funding Options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

     - SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn. Withdrawals in excess of the annual free withdrawal allowance may be subject to a withdrawal charge.

     - AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match the rebalancing allocation selected.

     - MANAGED DISTRIBUTION PROGRAM. This program allows us to automatically calculate and distribute to you, in November of the applicable tax year, an amount that will satisfy the Internal Revenue Service's minimum distribution requirements imposed on certain contracts once the owner reaches age 70(1/2) or retires. These minimum distributions occur during the accumulation phase.

     - ENHANCED STEPPED-UP PROVISION ("E.S.P."). For an additional charge, the total death benefit payable may be increased based on the earnings in your Contract.

     - SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY). If your spouse is named as an owner and/or beneficiary, and you die prior to the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. This feature applies to a spousal joint Contract Owner and/or beneficiary only.

     - BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES). If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary(ies) may elect to continue his/her portion of the Contract and take required distributions over time, rather than have the death benefit paid to the beneficiary in a lump sum.

     - GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE"). For an additional charge, we will guarantee the periodic return of your investment. Under this benefit, we will pay you a percentage of your investment every year until your investment has been returned in full, regardless of market performance. Depending on when you elect to begin receiving payments and which GMWB rider you select, the maximum amount of your investment that you receive each year is 5% or 10%. When you add Purchase Payments to your Contract, we include them as part of the guarantee. In the future, however, we may discontinue including additional Purchase Payments as part of the guarantee. The guarantee is subject to restrictions on withdrawals and other restrictions.

     - GUARANTEED MINIMUM ACCUMULATION BENEFIT ("GMAB"). For an additional charge, we will guarantee that your Contract Value will not be less than a minimum amount at the end of a specified number of years. The guaranteed amount is based on your Purchase Payments, including additional Purchase Payments you make within 12 months of electing the rider. Additional Purchase Payments made more than 12 months after you elect the rider will not increase the guaranteed amount. If your Contract Value is less than the minimum guaranteed amount on the Rider Maturity Date, we will apply additional amounts to increase your Contract Value so that it is equal to the guaranteed amount.

                                    FEE TABLE

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

CONTRACT OWNER TRANSACTION EXPENSES



WITHDRAWAL CHARGE.......................................   8%(1)
(as a percentage of the Purchase Payments and any associated Purchase Payment Credits withdrawn)





TRANSFER CHARGE.........................................   $10(2)
(assessed on transfers that exceed 12 per year)





VARIABLE LIQUIDITY BENEFIT CHARGE.......................   8%(3)
(As a percentage of the present value of the remaining Annuity Payments that are surrendered. The interest rate used to calculate this present value is 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments.)


The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Underlying Fund fees and expenses.

CONTRACT ADMINISTRATIVE CHARGES



ANNUAL CONTRACT ADMINISTRATIVE CHARGE...................   $40(4)


---------
(1) The withdrawal charge declines to zero after the Purchase Payment has been in the Contract for nine years. The charge is as follows:


     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------


         0 years                3 years               8%
         3 years                4 years               7%
         4 years                5 years               6%
         5 years                6 years               5%
         6 years                7 years               4%
         7 years                8 years               3%
         8 years                9 years               2%
        9 years+                                      0%


---------
(2)   We do not currently assess the transfer charge.
(3) This withdrawal charge only applies when you surrender the Contract after beginning to receive Annuity Payments. The Variable Liquidity Benefit Charge declines to zero after nine years. The charge is as follows:


   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------


         0 years                3 years               8%
         3 years                4 years               7%
         4 years                5 years               6%
         5 years                6 years               5%
         6 years                7 years               4%
         7 years                8 years               3%
         8 years                9 years               2%
        9 years+                                      0%


---------
(4) We do not assess this charge if Contract Value is $100,000 or more on the fourth Friday of each August.

ANNUAL SEPARATE ACCOUNT CHARGES:
(as a percentage of the average daily net assets of the Separate Account)

We will assess a minimum mortality and expense risk charge ("M&E") of 1.40% and an administrative expense charge of 0.15% on all contracts. In addition, for optional features there is a 0.20% charge for E.S.P., a 0.50% charge for GMAB, a 0.40% current charge (maximum of 1.00% upon reset) for GMWB I, a 0.50% current charge (maximum of 1.00% upon reset) for GMWB II, and a 0.25% charge for GMWB
III. Below is a summary of all charges that may apply, depending on the death benefit and optional features you select:


                                                          STANDARD DEATH    STEP-UP DEATH    ROLL-UP DEATH
                                                              BENEFIT          BENEFIT          BENEFIT
                                                          --------------    -------------    -------------


Mortality and Expense Risk Charge*....................       1.40%             1.55%            1.75%
Administrative Expense Charge.........................       0.15%             0.15%            0.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH NO OPTIONAL
  FEATURES SELECTED...................................       1.55%             1.70%            1.90%
Optional E.S.P. Charge................................       0.20%             0.20%            0.20%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. ONLY
  SELECTED............................................       1.75%             1.90%            2.10%
Optional GMAB Charge..................................       0.50%             0.50%            0.50%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMAB ONLY
  SELECTED............................................       2.05%             2.20%            2.40%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMAB SELECTED(5)....................................       2.25%             2.40%            2.60%
Optional GMWB I Charge................................       1.00%(6)          1.00%(6)         1.00%(6)
Optional GMWB II Charge...............................       1.00%(6)          1.00%(6)         1.00%(6)
Optional GMWB III Charge..............................       0.25%             0.25%            0.25%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB I ONLY
  SELECTED............................................       2.55%             2.70%            2.90%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB II
  ONLY SELECTED.......................................       2.55%             2.70%            2.90%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB III
  ONLY SELECTED.......................................       1.80%             1.95%            2.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB I SELECTED.....................................       2.75%             2.90%            3.10%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB II SELECTED....................................       2.75%             2.90%            3.10%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB III SELECTED...................................       2.00%             2.15%            2.35%


---------
(5)   GMAB and GMWB cannot both be elected.
(6) The current charges for the available GMWB riders with reset feature (See "Living Benefits") are 0.40% for GMWB I and 0.50% for GMWB II.
* We are waiving the following amounts of the M&E Charge: 0.15% for the Subaccount investing in the Western Asset Management U.S. Government Portfolio; an amount equal to the Underlying Fund expenses that are in excess of 0.90% for the Subaccount investing in the Harris Oakmark International Portfolio; 0.11% for the Subaccount investing in the BlackRock High Yield Portfolio; an amount equal to the Underlying Fund expenses that are in excess of 0.87% for the Subaccount investing in the Lord Abbett Growth and Income Portfolio -- Class B; an amount equal to the Underlying Fund expenses that are in excess of 0.65% for the Subaccount investing in the PIMCO Inflation Protected Bond Portfolio -- Class A; an amount equal to the Underlying Fund expenses that are in excess of 1.12% for the Subaccount investing in the Lord Abbett Mid Cap Value
      Portfolio -- Class B; an amount equal to the Underlying Fund expenses that are in excess of 1.10% for the Subaccount investing in the Third Avenue Small Cap Value Portfolio -- Class B; and an amount equal to the Underlying Fund expenses that are in excess of 1.18% for the Subaccount investing in the MFSResearch International Portfolio -- Class B.

UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2006 (unless otherwise indicated):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service (12b-1) fees if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it.

More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 1-800-874-1225.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES


                                                                         MINIMUM    MAXIMUM
                                                                         -------    -------


TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service (12b-1) fees, and
  other expenses)                                                         0.38%      1.72%


UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)


                                                                                      TOTAL    CONTRACTUAL FEE     NET TOTAL
                                                                                      ANNUAL        WAIVER          ANNUAL
                                         MANAGEMENT  DISTRIBUTION AND/OR    OTHER   OPERATING   AND/OR EXPENSE     OPERATING
UNDERLYING FUND:                             FEE     SERVICE(12b-1) FEES  EXPENSES   EXPENSES   REIMBURSEMENT      EXPENSES*
----------------                         ----------  -------------------  --------  ---------  ---------------  --------------


AMERICAN FUNDS INSURANCE
  SERIES -- CLASS 2
  American Funds Global Growth Fund....     0.55%           0.25%           0.03%     0.83%           --        0.83%
  American Funds Growth Fund...........     0.32%           0.25%           0.02%     0.59%           --        0.59%
  American Funds Growth-Income Fund....     0.27%           0.25%           0.01%     0.53%           --        0.53%
DREYFUS VARIABLE INVESTMENT
  FUND -- INITIAL SHARES
  Dreyfus Variable Investment Fund
     Appreciation Portfolio............     0.75%             --            0.07%     0.82%           --        0.82%
  Dreyfus Variable Investment Fund
     Developing Leaders Portfolio......     0.75%             --            0.09%     0.84%           --        0.84%(1)
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS -- SERVICE CLASS 2
  VIP Contrafund(R) Portfolio..........     0.57%           0.25%           0.09%     0.91%           --        0.91%
  VIP Dynamic Capital Appreciation
     Portfolio(+)......................     0.56%           0.25%           0.24%     1.05%           --        1.05%
  VIP Mid Cap Portfolio................     0.57%           0.25%           0.11%     0.93%           --        0.93%
FRANKLIN TEMPLETON VARIABLE INSURANCE
  PRODUCTS TRUST -- CLASS 2
  Templeton Developing Markets
     Securities Fund...................     1.23%           0.25%           0.24%     1.72%           --        1.72%
  Templeton Foreign Securities Fund....     0.63%           0.25%           0.18%     1.06%         0.03%       1.03%(1)(2)
JANUS ASPEN SERIES -- SERVICE SHARES
  Global Life Sciences Portfolio(+)....     0.64%           0.25%           0.46%     1.35%           --        1.35%
  Global Technology Portfolio..........     0.64%           0.25%           0.21%     1.10%           --        1.10%
  Worldwide Growth Portfolio(+)........     0.60%           0.25%           0.05%     0.90%           --        0.90%(3)
LEGG MASON PARTNERS VARIABLE EQUITY
  TRUST
  Legg Mason Partners Variable
     Aggressive Growth
     Portfolio -- Class I(++)..........     0.75%             --            0.02%     0.77%           --        0.77%
  Legg Mason Partners Variable
     Appreciation Portfolio -- Class
     I.................................     0.70%             --            0.02%     0.72%           --        0.72%(1)
  Legg Mason Partners Variable Equity
     Index Portfolio -- Class II.......     0.31%           0.25%           0.03%     0.59%           --        0.59%
  Legg Mason Partners Variable
     Fundamental Value
     Portfolio -- Class I..............     0.75%             --            0.02%     0.77%           --        0.77%
  Legg Mason Partners Variable
     Investors Portfolio -- Class I....     0.65%             --            0.07%     0.72%           --        0.72%
  Legg Mason Partners Variable Large
     Cap Growth Portfolio -- Class
     I(++).............................     0.75%             --            0.04%     0.79%           --        0.79%
  Legg Mason Partners Variable Small
     Cap Growth Portfolio -- Class I...     0.75%             --            0.21%     0.96%           --        0.96%
  Legg Mason Partners Variable Social
     Awareness
     Portfolio(++).....................     0.66%             --            0.12%     0.78%           --        0.78%
LEGG MASON PARTNERS VARIABLE INCOME
  TRUST
  Legg Mason Partners Variable
     Adjustable Rate Income
     Portfolio(++).....................     0.55%           0.25%           0.22%     1.02%           --        1.02%

                                                                                      TOTAL    CONTRACTUAL FEE     NET TOTAL
                                                                                      ANNUAL        WAIVER          ANNUAL
                                         MANAGEMENT  DISTRIBUTION AND/OR    OTHER   OPERATING   AND/OR EXPENSE     OPERATING
UNDERLYING FUND:                             FEE     SERVICE(12b-1) FEES  EXPENSES   EXPENSES   REIMBURSEMENT      EXPENSES*
----------------                         ----------  -------------------  --------  ---------  ---------------  --------------

MET INVESTORS SERIES TRUST(4)
  Batterymarch Mid-Cap Stock
     Portfolio -- Class A..............     0.70%             --            0.11%     0.81%           --        0.81%(5)
  BlackRock High Yield
     Portfolio -- Class A..............     0.60%             --            0.32%     0.92%           --        0.92%(5)(6)
  BlackRock Large-Cap Core
     Portfolio -- Class E..............     0.63%           0.15%           0.22%     1.00%           --        1.00%(5)(6)(7)
  Dreman Small-Cap Value
     Portfolio -- Class A..............     0.82%             --            0.37%     1.19%         0.09%       1.10%(5)(8)
  Harris Oakmark International
     Portfolio -- Class A..............     0.78%             --            0.13%     0.91%           --        0.91%
  Janus Forty Portfolio -- Class A.....     0.65%             --            0.06%     0.71%           --        0.71%(5)
  Lazard Mid-Cap Portfolio -- Class B..     0.70%           0.25%           0.06%     1.01%           --        1.01%
  Legg Mason Partners Managed Assets
     Portfolio -- Class A..............     0.50%             --            0.11%     0.61%           --        0.61%(5)
  Lord Abbett Bond Debenture
     Portfolio -- Class A..............     0.50%             --            0.04%     0.54%           --        0.54%
  Lord Abbett Growth and Income
     Portfolio -- Class B..............     0.50%           0.25%           0.03%     0.78%           --        0.78%
  Lord Abbett Mid-Cap Value
     Portfolio -- Class B..............     0.68%           0.25            0.07%     1.00%           --        1.00%
  Met/AIM Capital Appreciation
     Portfolio -- Class A..............     0.77%             --            0.09%     0.86%           --        0.86%(5)(6)(9)
  Met/AIM Small Cap Growth
     Portfolio -- Class A..............     0.87%             --            0.06%     0.93%           --        0.93%(6)
  MFS(R) Research International
     Portfolio -- Class B(+)...........     0.72%           0.25%           0.14%     1.11%           --        1.11%
  MFS(R) Value Portfolio -- Class A....     0.73%             --            0.23%     0.96%           --        0.96%(5)(6)
  Neuberger Berman Real Estate
     Portfolio -- Class A..............     0.64%             --            0.04%     0.68%           --        0.68%
  PIMCO Inflation Protected Bond
     Portfolio -- Class A..............     0.50%             --            0.05%     0.55%           --        0.55%
  Pioneer Fund Portfolio -- Class A....     0.75%             --            0.30%     1.05%         0.05%       1.00%(5)(10)
  Pioneer Strategic Income
     Portfolio -- Class A..............     0.70%             --            0.12%     0.82%           --        0.82%(5)(6)(9)
  Third Avenue Small Cap Value
     Portfolio -- Class B..............     0.74%           0.25%           0.04%     1.03%           --        1.03%
METROPOLITAN SERIES FUND, INC.(11)
  BlackRock Aggressive Growth
     Portfolio -- Class D..............     0.72%           0.10%           0.06%     0.88%           --        0.88%
  BlackRock Bond Income
     Portfolio -- Class A..............     0.39%             --            0.07%     0.46%         0.01%       0.45%(12)
  BlackRock Money Market
     Portfolio -- Class A..............     0.34%             --            0.04%     0.38%         0.01%       0.37%(13)
  FI Large Cap Portfolio -- Class A....     0.78%             --            0.06%     0.84%           --        0.84%(14)
  FI Value Leaders Portfolio -- Class
     D.................................     0.64%           0.10%           0.07%     0.81%           --        0.81%
  MFS(R) Total Return
     Portfolio -- Class F..............     0.53%           0.20%           0.05%     0.78%           --        0.78%(14)
  Oppenheimer Global Equity
     Portfolio -- Class B..............     0.53%           0.25%           0.09%     0.87%           --        0.87%
  T. Rowe Price Large Cap Growth
     Portfolio -- Class B(+)...........     0.60%           0.25%           0.08%     0.93%           --        0.93%
  Western Asset Management U.S.
     Government Portfolio -- Class A...     0.50%             --            0.07%     0.57%           --        0.57%
PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
  Total Return Portfolio...............     0.25%             --            0.40%     0.65%           --        0.65%
VAN KAMPEN LIFE INVESTMENT
  TRUST -- CLASS II
  Comstock Portfolio...................     0.56%           0.25%           0.03%     0.84%           --        0.84%
  Enterprise Portfolio(+)..............     0.50%           0.25%           0.18%     0.93%           --        0.93%




                                                                                                                    NET TOTAL
                                                                                                                     ANNUAL
                                                                                                                    OPERATING
                                                                                                                    EXPENSES
                                                                             TOTAL    CONTRACTUAL FEE  NET TOTAL    INCLUDING
                                                                             ANNUAL        WAIVER        ANNUAL    UNDERLYING
                                MANAGEMENT  DISTRIBUTION AND/OR    OTHER   OPERATING   AND/OR EXPENSE  OPERATING      FUND
UNDERLYING FUND:                    FEE     SERVICE(12b-1) FEES  EXPENSES   EXPENSES   REIMBURSEMENT   EXPENSES*    EXPENSES
----------------                ----------  -------------------  --------  ---------  ---------------  ---------  ------------


METROPOLITAN SERIES FUND,
  INC. -- CLASS B
  MetLife Aggressive
     Allocation Portfolio.....     0.10%           0.25%           0.07%     0.42%         0.07%       0.35%(16)  1.10%(15)
  MetLife Conservative to
     Moderate Allocation
     Portfolio................     0.10%           0.25%           0.02%     0.37%         0.02%       0.35%(16)  1.00%(15)
  MetLife Conservative
     Allocation Portfolio.....     0.10%           0.25%           0.09%     0.44%         0.09%       0.35%(16)  0.96%(15)

                                                                                                                    NET TOTAL
                                                                                                                     ANNUAL
                                                                                                                    OPERATING
                                                                                                                    EXPENSES
                                                                             TOTAL    CONTRACTUAL FEE  NET TOTAL    INCLUDING
                                                                             ANNUAL        WAIVER        ANNUAL    UNDERLYING
                                MANAGEMENT  DISTRIBUTION AND/OR    OTHER   OPERATING   AND/OR EXPENSE  OPERATING      FUND
UNDERLYING FUND:                    FEE     SERVICE(12b-1) FEES  EXPENSES   EXPENSES   REIMBURSEMENT   EXPENSES*    EXPENSES
----------------                ----------  -------------------  --------  ---------  ---------------  ---------  ------------

  MetLife Moderate Allocation
     Portfolio................     0.10%           0.25%           0.01%     0.36%         0.01%       0.35%(16)  1.05%(15)
  MetLife Moderate to
     Aggressive Allocation
     Portfolio................     0.10%           0.25%           0.01%     0.36%         0.01%       0.35%(16)  1.10%(15)


---------
* Net Total Annual Operating Expenses do not reflect (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
(+) Not available under all contracts. Availability depends on contract issue date.
(++) Fees and expenses of this Portfolio are based on the Portfolio's fiscal year ended October 31, 2006.
(1) Other Expenses include "Acquired Fund Fees and Expenses," which are fees and expenses attributable to underlying portfolios in which the Portfolio invested during the preceding fiscal year in the amounts of 0.03% for Templeton Foreign Securities Funds; 0.02% for Dreyfus VIF Developing Leaders Portfolio and Janus Aspen Series Global Technology Portfolio; and 0.01% for Legg Mason Partners Variable Appreciation Portfolio.
(2) The manager has agreed in advance to reduce its fee from assets invested by the Fund in a Franklin Templeton money market fund (the acquired fund) to the extent that the Fund's fees and expenses are due to those of the acquired fund. This reduction is required by the Trust's board of trustees and an exemptive order of the Securities and Exchange Commission (SEC).
(3) The Portfolio pays an investment advisory fee rate that may adjust up or down based upon the Portfolio's performance relative to its benchmark index during a measuring period. This fee rate, prior to any performance adjustment, is shown in the table above. Any such adjustment to this fee rate commenced February 2007 and may increase or decrease the management fee rate shown in the table by a variable of up to 0.15%, assuming constant assets. The management fee rate could be even higher or lower than this range, however, depending on asset fluctuations during the measuring period. Because a fee waiver will have a positive effect upon the Portfolio's performance, a fee waiver that is in place during the period when the performance adjustment applies may affect the performance adjustment in a way that is favorable to Janus Capital. It is possible that the cumulative dollar amount of additional compensation ultimately payable to Janus Capital may, under some circumstances, exceed the cumulative dollar amount of management fees waived by Janus Capital.
(4) Other Expenses have been restated to reflect new custodian, fund administration and transfer agent fee schedules, as if these fee schedules had been in effect for the previous fiscal year.
(5) Other Expenses have been restated to reflect the current Met Investors Series Trust fee schedule, as if that schedule had applied to the Portfolio for the entire fiscal year.
(6) The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the previous fiscal year.
(7) This is a new share class for this portfolio. Operating expensing are estimated based on the expenses of the Class A shares of the Portfolio.
(8) Pursuant to an expense limitation agreement, the Investment Adviser has agreed, for a period of one year commencing May 1, 2007, to limit its fee and to reimburse expenses to the extent necessary to limit total operating expenses to 1.10%, excluding 12b-1 fees.
(9) The Portfolio's fiscal year end has been changed from 10/31 to 12/31. The fees and expenses shown are for the Portfolio's last fiscal year ended October 31, 2006.
(10) Pursuant to an expense limitation agreement, the Investment Adviser has agreed, for a period of one year commencing May 1, 2007, to limit its fee and to reimburse expenses to the extent necessary to limit total operating expenses to 1.00%, excluding 12b-1 fees.
(11) Other Expenses have been restated to reflect current fees, as if current fees had been in effect for the previous fiscal year.
(12) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2007 through April 30, 2008, to reduce the Management Fee to the annual rate of 0.325% for amounts over $1 billion but less than $2 billion.
(13) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2007 through April 30, 2008, to reduce the Management Fee to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million.
(14) The Management Fee has been restated to reflect current fees, as if current fees had been in effect for the previous fiscal year.
(15) These Portfolios are "funds of funds" that invest substantially all of their assets in other portfolios of the Met Investors Series Trust and the Metropolitan Series Fund, Inc. Because the Portfolios invest in other underlying portfolios, each Portfolio will also bear its pro rata portion of the operating expenses of the underlying portfolios in which the Portfolio invests, including the management fee. The weighted average of the total operating expenses of the underlying portfolios, after any applicable fee waivers and expense reimbursements, as of December 31, 2006, were: 0.61% for the MetLife Conservative Allocation Portfolio, 0.65% for the MetLife Conservative to Moderate Allocation Portfolio, 0.70% for the MetLife Moderate Allocation Portfolio, 0.75% for the MetLife Moderate to Aggressive Allocation Portfolio and 0.75% for the MetLife Aggressive Allocation Portfolio. The total operating expenses of the Portfolios, including the weighted average of the total operating expenses of the underlying portfolios, before any applicable fee waivers and expense reimbursements, as of December 31, 2006, were: 1.05% for the MetLife Conservative Allocation Portfolio, 1.02% for the MetLife Conservative to Moderate Allocation Portfolio, 1.07% for the MetLife Moderate Allocation Portfolio, 1.11% for the MetLife Moderate to Aggressive Allocation Portfolio and 1.18% for the MetLife Aggressive Allocation Portfolio. Contract Owners may be able to realize lower aggregate expenses by investing directly in the underlying portfolios instead of investing in the Portfolios. A Contract Owner who chooses to invest directly in the underlying portfolios would not, however, receive the asset allocation services provided by MetLife Advisers, LLC. (See the fund prospectus for a description of each Portfolio's target allocation.)

(16.) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2007 through April 30, 2008, to waive fees or pay all expenses (other than brokerage costs, taxes, interest and any extraordinary expenses) so as to limit net total annual operating expenses of the Portfolio to 0.10%, excluding 12b-1 fees.

EXAMPLE

The example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. The example does not represent past or future expenses. Your actual expenses may be more or less than those shown.

The example assumes that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The example reflects the annual Contract administrative charge, factoring in that the charge is waived for contracts over a certain value. Additionally, the example is based on the minimum and maximum Underlying Fund total annual operating expenses shown above, and does not reflect any Underlying Fund fee waivers and/or expense reimbursements.

The example assumes you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses. Your actual expenses will be less than those shown if you do not elect all of the available optional benefits. The GMAB and the GMWB cannot both be elected.

This example assumes that you have elected the most expensive death benefit option, the E.S.P. optional death benefit and the Guaranteed Minimum Withdrawal Benefit for Life (assuming the maximum 1.50% charge applies in all Contract Years).


                                     IF CONTRACT IS SURRENDERED AT THE
                                   -------------------------------------     IF CONTRACT IS NOT SURRENDERED OR
                                              END OF PERIOD                   ANNUITIZED AT THE END OF PERIOD
                                                  SHOWN:                                   SHOWN:
                                            -----------------              -------------------------------------
FUNDING OPTION                     1 YEAR   3 YEARS   5 YEARS   10 YEARS   1 YEAR   3 YEARS   5 YEARS   10 YEARS
--------------                     ------   -------   -------   --------   ------   -------   -------   --------


Underlying Fund with Maximum
  Total Annual Operating
  Expenses.......................  $1,208    $2,185    $2,982    $4,886     $488     $1,465    $2,442    $4,886
Underlying Fund with Minimum
  Total Annual Operating
  Expenses.......................  $1,155    $1,797    $2,353    $3,722     $355     $1,077    $1,813    $3,722
                                   ------    ------    ------    ------     ----     ------    ------    ------



                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

See Appendices A and B.

                              THE ANNUITY CONTRACT

--------------------------------------------------------------------------------

Portfolio Architect Plus Annuity is a contract between the Contract Owner ("you") and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many Contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

The Company offers several different annuities that your investment professional may be authorized to offer to you. Each annuity offers different features and benefits that may be appropriate for you. In particular, the annuities differ based on variations in the standard and optional death benefit protection provided for your beneficiaries, the availability of optional living benefits, the ability to access your Contract Value if necessary and the charges that you will be subject to if you make a withdrawal or surrender the annuity. The separate account charges and other charges may be different between each annuity we offer. Optional death benefits and living benefits are subject to a separate charge for the additional protections they offer to you and your beneficiaries. Furthermore, annuities that offer greater flexibility to access your Contract Value generally are subject to higher separate account charges than annuities that deduct charges if you make a withdrawal or surrender.

We encourage you to evaluate the fees, expenses, benefits and features of this annuity against those of other investment products, including other annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

You make Purchase Payments to us and we credit them to your Contract. We promise to pay you an income, in the form of Annuity Payments, beginning on a future date that you choose, the Maturity Date. The Purchase Payments accumulate tax deferred in the funding options of your choice. We offer multiple Variable Funding Options. We may also offer a Fixed Account option. Where permitted by law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

The Contract Owner assumes the risk of gain or loss according to the performance of the Variable Funding Options. The Contract Value is the amount of Purchase Payments and any associated Purchase Payment Credits, plus or minus any investment experience on the amounts you allocate to the Separate Account ("Separate Account Contract Value") or interest on the amounts you allocate to the Fixed Account ("Fixed Account Contract Value"). The Contract Value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the Maturity Date the Contract Value will equal or exceed the total Purchase Payments made under the Contract. The date the Contract and its benefits become effective is referred to as the Contract Date. Each 12-month period following the Contract Date is called a Contract Year.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

The ages of the owner and Annuitant determine which death benefits and certain optional features are available to you.


                                                          MAXIMUM AGE BASED ON THE OLDER OF THE OWNER AND
            DEATH BENEFIT/OPTIONAL FEATURE                         ANNUITANT ON THE CONTRACT DATE
------------------------------------------------------    -----------------------------------------------


Standard Death Benefit                                                           80
Annual Step Up Death Benefit                                                     79
Roll-Up Death Benefit                                                            75
Enhanced Stepped-Up Provision (E.S.P.)                                           75


Since optional death benefits carry higher charges, you should consider the ages of the owner and Annuitant when electing these benefits, as the additional value provided by the benefit may be significantly reduced or eliminated depending on the ages of the owner and Annuitant at the time of election.

Purchase of this Contract through a tax qualified retirement plan or IRA does not provide any additional tax deferral benefits beyond those provided by the plan or the IRA. Accordingly, if you are purchasing this Contract through a plan or IRA, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits. You should consult with your tax adviser to determine if this Contract is appropriate for you.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Home Office at 1-800-874-1225.

PURCHASE PAYMENTS

Your initial Purchase Payment is due and payable before the Contract becomes effective. The initial Purchase Payment must be at least $5,000. You may make additional payments of at least $500 at any time. No additional Purchase Payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum Purchase Payment requirement. Initial Purchase Payments plus the total of any subsequent Purchase Payments may total more than $1,000,000 only with our prior consent. Where permitted by law, we may restrict Purchase Payments into the Fixed Account whenever the current credited interest rate for the Fixed Account is equal to the minimum guaranteed rate specified in your Contract.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access To Your Money.")

We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase Payment for up to five business days. If we cannot obtain the necessary information within five business days, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We will credit any subsequent Purchase Payment to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

PURCHASE PAYMENT CREDITS

For contracts issued prior to April 1, 2004, between May 1, 2004 and May 31, 2004, between September 1, 2004 and September 19, 2004, and on or after June 10, 2006, for each Purchase Payment you make, we will add a credit to your Contract Value whenever the greater age of the Contract Owner or Annuitant is 80 or less at the time the Purchase Payment is received. The credit will equal 4.5% of the Purchase Payment.

For contracts issued between April 1, 2004 and April 30, 2004, between June 1, 2004 and August 31, 2004, and between September 20, 2004 and June 9, 2006, for each Purchase Payment you make, we will add a credit to your Contract Value whenever the greater age of the Contract Owner or Annuitant is 80 or less at the time the Purchase Payment is received. This credit will equal 6.0% of the Purchase Payment.

We reserve the right to change or rescind the Purchase Payment Credit increase for contracts issued on or after March 31, 2007.

We will apply the Purchase Payment Credit to the funding options in the same ratio as the applicable Purchase Payment.

We will deduct the Purchase Payment Credit associated with any Purchase Payment from any proceeds paid if:

     (a)  you return your Contract during the right to return period;

     (b) you (or the Annuitant, with no Contingent Annuitant surviving) die during the 12 months following the application of the Purchase Payment Credit; or

     (c) you surrender or terminate your Contract during the 12 months following the application of the Purchase Payment Credit.

Currently, we do not deduct the credit from refunds made under (b) or (c) for Purchase Payment Credits added to your Contract Value, but we reserve the right to do so, subject to any necessary regulatory approval. When a Purchase Payment Credit is deducted from a refund amount as described above, the amount we return to you will include any investment gains on the credit. HOWEVER, IF YOU HAVE INVESTMENT LOSSES ON THE CREDIT, WE WILL RECOVER THE ORIGINAL AMOUNT OF THE CREDIT. Additionally, if a Purchase Payment Credit is deducted from a refund amount, no withdrawal charge will be assessed on that Purchase Payment Credit. We will not recapture Purchase Payment Credits from any partial withdrawal. The Code generally requires that interests in a Qualified Contract be nonforfeitable, and it is unclear whether a deduction of Purchase Payment Credits is consistent with those requirements. Please consult a tax advisor.

You should know that over time, particularly in a positive market, the costs associated with the Purchase Payment Credits may exceed the sum of the Purchase Payment Credits and related earnings. You should consider this possibility before purchasing the Contract.

Purchase Payment Credits may not be included in your Remaining Benefit Base under GMWB. Please refer to the description of GMWB for more information. Purchase Payment Credits are not included in your Base Calculation Amount under the GMAB. Please refer to the description of GMAB for more information.

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the accumulation period. During the accumulation period, an Accumulation Unit is used to calculate the value of a Contract. Each Variable Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment or transfer request (or, liquidate for a withdrawal request) is determined by dividing the amount directed to each Variable Funding Option (or, taken from each Variable Funding Option) by the value of its Accumulation Unit. Normally, we calculate the value of an Accumulation Unit for each Variable Funding Option as of the close of regular trading (generally 4:00 p.m. Eastern time) each day the New York Stock Exchange is open. After the value is calculated, we credit your Contract. During the annuity period (i.e., after the Maturity Date), you are credited with Annuity Units.

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. From time to time we may make new Variable Funding Options available. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Underlying Funds are not publicly traded and are only offered through variable annuity contracts, variable life insurance policies, and in some instances, certain retirement plans. They are not the same retail mutual funds as those offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund.

We select the Underlying Funds offered through this Contract based on several criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Underlying Fund's adviser or subadviser is one of our affiliates or whether the Underlying Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. For additional information on these arrangements, see "Payments We Receive." We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Contract Owners. In some cases, we have included Underlying Funds based on recommendations made by broker-dealer firms. When the Company develops a variable annuity product in cooperation with a fund family or distributor (e.g. a "private label" product) the Company will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the Company's selection criteria.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR UNDERLYING FUND. YOU BEAR THE RISK OF ANY DECLINE IN THE CONTRACT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE UNDERLYING FUNDS YOU HAVE CHOSEN.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in our judgment becomes inappropriate for purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Underlying Fund or Underlying Funds without your consent. The substituted Underlying Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Underlying Funds to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion.

In certain circumstances, the Company's ability to remove or replace an Underlying Fund may be limited by the terms of a five-year agreement between MetLife, Inc. (MetLife) and Legg Mason, Inc. (Legg Mason) relating to the use of certain Underlying Funds advised by Legg Mason affiliates. The agreement sets forth the conditions under which the Company can remove an Underlying Fund, which, in some cases, may differ from the Company's own selection criteria. In addition, during the term of the agreement, subject to the Company's fiduciary and other legal duties, the Company is generally obligated in the first instance to consider Underlying Funds advised by Legg Mason affiliates in seeking to make a substitution for an Underlying Fund advised by a Legg Mason affiliate. The agreement was originally entered into on July 1, 2005 by MetLife and certain affiliates of Citigroup Inc. (Citigroup) as part of MetLife's acquisition of The Travelers Insurance Company (now MetLife Insurance Company of Connecticut) and The Travelers Life and Annuity Company (now MetLife Life and Annuity Company of Connecticut) from Citigroup. Legg Mason replaced the Citigroup affiliates as a party to the agreement when Citigroup sold its asset management business to Legg Mason. The agreement also obligates Legg Mason to continue making payments to the Company with respect to Underlying Funds advised by Legg Mason affiliates, on the same terms provided for in administrative services agreements between Citigroup's asset management affiliates and the Travelers insurance companies that predated the acquisition.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC, and Met Investors Advisory LLC) or subadviser of an Underlying Fund, or its affiliates, may make payments to the Company and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing, and support services with respect to the Contracts and, in the Company's role as an intermediary, with respect to the Underlying Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Contract Owners, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the Underlying Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Underlying Funds attributable to the Contracts and certain other variable insurance products that the Company and its affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay the Company more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an Underlying Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in its affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies." The Company's ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Fund. The Company will benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the advisers. (See "Fee
Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for the Underlying Funds for information on the management fees paid by the advisers to the subadvisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An Underlying Fund's 12b-1 Plan, if any, is described in more detail in the Underlying Fund's prospectus. (See "Fee
Table -- Underlying Fund Fees and Expenses" and "Other
Information -- Distribution of Variable Annuity Contracts.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under an Underlying Fund's 12b-1 Plan decrease the Underlying Fund's investment return.

We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series. (See "Distribution of the Variable Annuity Contracts").

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment advisers and its fees. You may obtain an Underlying Fund prospectus by calling 1-800-874-1225 or through your registered representative. We do not guarantee the investment results of the Underlying Funds.

The current Underlying Funds are listed below, along with their investment advisers and any subadviser:


             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------


AMERICAN FUNDS INSURANCE
  SERIES -- CLASS 2
  American Funds Global Growth     Seeks capital appreciation         Capital Research and Management
     Fund                          through stocks.                    Company
  American Funds Growth Fund       Seeks capital appreciation         Capital Research and Management
                                   through stocks.                    Company
  American Funds Growth-Income     Seeks both capital appreciation    Capital Research and Management
     Fund                          and income.                        Company
DREYFUS VARIABLE INVESTMENT
  FUND -- INITIAL SHARES
  Dreyfus Variable Investment      Seeks long-term capital growth     The Dreyfus Corporation
     Fund Appreciation Portfolio   consistent with the preservation   Subadviser: Fayez Sarofim & Co.
                                   of capital. Its secondary goal is
                                   current income.
  Dreyfus Variable Investment      Seeks capital growth.              The Dreyfus Corporation
     Fund Developing Leaders
     Portfolio
FIDELITY VARIABLE INSURANCE
  PRODUCTS -- SERVICE CLASS 2
  VIP Contrafund(R) Portfolio      Seeks long-term capital            Fidelity Management & Research
                                   appreciation.                      Company
  VIP Dynamic Capital              Seeks capital appreciation.        Fidelity Management & Research
     Appreciation Portfolio(+)                                        Company
  VIP Mid Cap Portfolio            Seeks long-term growth of          Fidelity Management & Research
                                   capital.                           Company
FRANKLIN TEMPLETON VARIABLE
  INSURANCE PRODUCTS
  TRUST -- CLASS 2
  Templeton Developing Markets     Seeks long-term capital            Templeton Asset Management Ltd.
     Securities Fund               appreciation.
  Templeton Foreign Securities     Seeks long-term capital growth.    Templeton Investment Counsel, LLC
     Fund                                                             Subadviser: Franklin Templeton
                                                                      Investment Management Limited
JANUS ASPEN SERIES -- SERVICE
  SHARES
  Global Life Sciences             Seeks long-term growth of          Janus Capital Management LLC
     Portfolio(+)                  capital.
  Global Technology Portfolio      Seeks long-term capital growth.    Janus Capital Management LLC
  Worldwide Growth Portfolio(+)    Seeks long-term growth of capital  Janus Capital Management LLC in a manner consistent with the
                                   preservation of capital.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------

LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST
  Legg Mason Partners Variable     Seeks capital appreciation.        Legg Mason Partners Fund Advisor,
     Aggressive Growth                                                LLC
     Portfolio -- Class I                                             Subadviser: ClearBridge Advisors,
                                                                      LLC
  Legg Mason Partners Variable     Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
     Appreciation                  capital.                           LLC
     Portfolio -- Class I                                             Subadviser: ClearBridge Advisors,
                                                                      LLC
  Legg Mason Partners Variable     Seeks investment results that,     Legg Mason Partners Fund Advisor,
     Equity Index                  before expenses, correspond to     LLC
     Portfolio -- Class II         the price and yield performance    Subadviser: Batterymarch
                                   of the S&P 500 Index.              Financial Management, Inc.
  Legg Mason Partners Variable     Seeks long-term capital growth.    Legg Mason Partners Fund Advisor,
     Fundamental Value             Current income is a secondary      LLC
     Portfolio -- Class I          consideration.                     Subadviser: ClearBridge Advisors,
                                                                      LLC
  Legg Mason Partners Variable     Seeks long-term growth of          Legg Mason Partners Fund Advisor,
     Investors Portfolio -- Class  capital. Current income is a       LLC
     I                             secondary objective.               Subadviser: ClearBridge Advisors,
                                                                      LLC
  Legg Mason Partners Variable     Seeks long-term growth of          Legg Mason Partners Fund Advisor,
     Large Cap Growth              capital.                           LLC
     Portfolio -- Class I                                             Subadviser: Legg Mason Investment
                                                                      Counsel, LLC
  Legg Mason Partners Variable     Seeks long term growth of          Legg Mason Partners Fund Advisor,
     Small Cap Growth              capital.                           LLC
     Portfolio -- Class I                                             Subadviser: ClearBridge Advisors,
                                                                      LLC
  Legg Mason Partners Variable     Seeks long-term capital            Legg Mason Partners Fund Advisor,
     Social Awareness Portfolio    appreciation and retention of net  LLC
                                   investment income.                 Subadviser: Legg Mason Investment
                                                                      Counsel, LLC
LEGG MASON PARTNERS VARIABLE
  INCOME TRUST
  Legg Mason Partners Variable     Seeks to provide high current      Legg Mason Partners Fund Advisor,
     Adjustable Rate Income        income and to limit the degree of  LLC
     Portfolio                     fluctuation of its net asset       Subadviser: Western Asset
                                   value resulting from movements in  Management Company
                                   interest rates.
MET INVESTORS SERIES TRUST
  Batterymarch Mid-Cap Stock       Seeks growth of capital.           Met Investors Advisory LLC
     Portfolio -- Class A                                             Subadviser: Batterymarch
                                                                      Financial Management, Inc.
  BlackRock High Yield             Seeks to maximize total return,    Met Investors Advisory LLC
     Portfolio -- Class A          consistent with income generation  Subadviser: BlackRock Financial
                                   and prudent investment             Management, Inc.
                                   management.
  BlackRock Large-Cap Core         Seeks long-term capital growth.    Met Investors Advisory LLC
     Portfolio -- Class E                                             Subadviser: BlackRock Advisors,
                                                                      LLC

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------

  Dreman Small-Cap Value           Seeks capital appreciation.        Met Investors Advisory LLC
     Portfolio -- Class A                                             Subadviser: Dreman Value
                                                                      Management, LLC
  Harris Oakmark International     Seeks long-term capital            Met Investors Advisory LLC
     Portfolio -- Class A          appreciation.                      Subadviser: Harris Associates
                                                                      L.P.
  Janus Forty Portfolio -- Class   Seeks capital appreciation.        Met Investors Advisory LLC
     A                                                                Subadviser: Janus Capital
                                                                      Management LLC
  Lazard Mid-Cap                   Seeks long-term growth of          Met Investors Advisory LLC
     Portfolio -- Class B          capital.                           Subadviser: Lazard Asset
                                                                      Management LLC
  Legg Mason Partners Managed      Seeks high total return.           Met Investors Advisory LLC
     Assets Portfolio -- Class A                                      Subadvisers: Batterymarch
                                                                      Financial Management, Inc.;
                                                                      ClearBridge Advisors, LLC; Legg
                                                                      Mason Global Asset Allocation
                                                                      LLC; and Western Asset Management
                                                                      Company
  Lord Abbett Bond Debenture       Seeks to provide high current      Met Investors Advisory LLC
     Portfolio -- Class A          income and the opportunity for     Subadviser: Lord, Abbett & Co.
                                   capital appreciation to produce a  LLC
                                   high total return.
  Lord Abbett Growth and Income    Seeks long-term growth of capital  Met Investors Advisory LLC
     Portfolio -- Class B          and current income without         Subadviser: Lord, Abbett & Co.
                                   excessive fluctuations in the      LLC
                                   market value.
  Lord Abbett Mid-Cap Value        Seeks capital appreciation         Met Investors Advisory LLC
     Portfolio -- Class B          through investments primarily in   Subadviser: Lord, Abbett & Co.
                                   equity securities which are        LLC
                                   believed to be undervalued in the
                                   marketplace.
  Met/AIM Capital Appreciation     Seeks capital appreciation.        Met Investors Advisory LLC
     Portfolio -- Class A                                             Subadviser: A I M Capital
                                                                      Management, Inc.
  Met/AIM Small Cap Growth         Seeks long-term growth of          Met Investors Advisory LLC
     Portfolio -- Class A          capital.                           Subadviser: A I M Capital
                                                                      Management, Inc.
  MFS(R) Research International    Seeks capital appreciation.        Met Investors Advisory LLC
     Portfolio -- Class B(+)                                          Subadviser: Massachusetts
                                                                      Financial Services Company
  MFS(R) Value Portfolio -- Class  Seeks capital appreciation and     Met Investors Advisory LLC
     A                             reasonable income.                 Subadviser: Massachusetts
                                                                      Financial Services Company
  Neuberger Berman Real Estate     Seeks to provide total return      Met Investors Advisory LLC
     Portfolio -- Class A          through investment in real estate  Subadviser: Neuberger Berman
                                   securities, emphasizing both       Management Inc.
                                   capital appreciation and current
                                   income.
  PIMCO Inflation Protected Bond   Seeks to provide maximum real      Met Investors Advisory LLC
     Portfolio -- Class A          return, consistent with            Subadviser: Pacific Investment
                                   preservation of capital and        Management Company LLC
                                   prudent investment management.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------

  Pioneer Fund Portfolio -- Class  Seeks reasonable income and        Met Investors Advisory LLC
     A                             capital growth.                    Subadviser: Pioneer Investment
                                                                      Management, Inc.
  Pioneer Strategic Income         Seeks a high level of current      Met Investors Advisory LLC
     Portfolio -- Class A          income.                            Subadviser: Pioneer Investment
                                                                      Management, Inc.
  Third Avenue Small Cap Value     Seeks long-term capital            Met Investors Advisory LLC
     Portfolio -- Class B          appreciation.                      Subadviser: Third Avenue
                                                                      Management LLC
METROPOLITAN SERIES FUND, INC.
  BlackRock Aggressive Growth      Seeks maximum capital              MetLife Advisers, LLC
     Portfolio -- Class D          appreciation.                      Subadviser: BlackRock Advisors,
                                                                      LLC
  BlackRock Bond Income            Seeks competitive total return     MetLife Advisers, LLC
     Portfolio -- Class A          primarily from investing in        Subadviser: BlackRock Advisors,
                                   fixed-income securities.           LLC
  BlackRock Money Market           Seeks a high level of current      MetLife Advisers, LLC
     Portfolio -- Class A          income consistent with             Subadviser: BlackRock Advisors,
                                   preservation of capital.           LLC
  FI Large Cap Portfolio -- Class  Seeks long-term growth of          MetLife Advisers, LLC
     A                             capital.                           Subadviser: Fidelity Management &
                                                                      Research Company
  FI Value Leaders                 Seeks long-term growth of          MetLife Advisers, LLC
     Portfolio -- Class D          capital.                           Subadviser: Fidelity Management &
                                                                      Research Company
  MetLife Aggressive Allocation    Seeks growth of capital.           MetLife Advisers, LLC
     Portfolio -- Class B
  MetLife Conservative Allocation  Seeks high level of current        MetLife Advisers, LLC
     Portfolio -- Class B          income, with growth of capital as
                                   a secondary objective.
  MetLife Conservative to          Seeks high total return in the     MetLife Advisers, LLC
     Moderate Allocation           form of income and growth of
     Portfolio -- Class B          capital, with a greater emphasis
                                   on income.
  MetLife Moderate Allocation      Seeks a balance between a high     MetLife Advisers, LLC
     Portfolio -- Class B          level of current income and
                                   growth of capital, with a greater
                                   emphasis on growth of capital.
  MetLife Moderate to Aggressive   Seeks growth of capital.           MetLife Advisers, LLC
     Allocation
     Portfolio -- Class B
  MFS(R) Total Return              Seeks a favorable total return     MetLife Advisers, LLC
     Portfolio -- Class F          through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company
  Oppenheimer Global Equity        Seeks capital appreciation.        MetLife Advisers, LLC
     Portfolio -- Class B                                             Subadviser: OppenheimerFunds,
                                                                      Inc.
  T. Rowe Price Large Cap Growth   Seeks long-term growth of capital  MetLife Advisers, LLC
     Portfolio -- Class B(+)       and, secondarily, dividend         Subadviser: T. Rowe Price
                                   income.                            Associates, Inc.
  Western Asset Management U.S.    Seeks to maximize total return     MetLife Advisers, LLC
     Government                    consistent with preservation of    Subadviser: Western Asset
     Portfolio -- Class A          capital and maintenance of         Management Company
                                   liquidity.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------

PIMCO VARIABLE INSURANCE
  TRUST -- ADMINISTRATIVE CLASS
  Total Return Portfolio           Seeks maximum total return,        Pacific Investment Management
                                   consistent with preservation of    Company LLC
                                   capital and prudent investment
                                   management.
VAN KAMPEN LIFE INVESTMENT
  TRUST -- CLASS II
  Comstock Portfolio               Seeks capital growth and income    Van Kampen Asset Management
                                   through investments in equity
                                   securities, including common
                                   stocks, preferred stocks and
                                   securities convertible into
                                   common and preferred stocks.
  Enterprise Portfolio(+)          Seeks capital appreciation         Van Kampen Asset Management
                                   through investments in securities
                                   believed by the portfolio's
                                   investment adviser to have above-
                                   average potential for capital
                                   appreciation.


---------
+ Not available under all contracts. Availability depends on contract issue date.

      Certain closed Variable Funding Options have been subject to a merger, substitution or other change. Please see Appendix C for more information.

                                  FIXED ACCOUNT

--------------------------------------------------------------------------------

We may offer our Fixed Account as a funding option. Please refer to your Contract and Appendix D for more information.

                             CHARGES AND DEDUCTIONS

--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the service and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts

     - the death benefit paid on the death of the Contract Owner, Annuitant, or first of the joint owners

     - the available funding options and related programs (including dollar cost averaging, portfolio rebalancing, and systematic withdrawal programs)

     - administration of the annuity options available under the Contracts and

     -    the distribution of various reports to Contract Owners

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts

     - sales and marketing expenses including commission payments to your registered representative and

     -    other costs of doing business

Risks we assume include:

     - that Annuitants may live longer than estimated when the annuity factors under the Contracts were established

     - that the amount of the death benefit will be greater than the Contract Value and

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. For example, the withdrawal charge we collect may not fully cover all of the sales and distribution expenses we actually incur. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

WITHDRAWAL CHARGE

We do not deduct a sales charge from Purchase Payments when they are made to the Contract. However, a withdrawal charge will apply if Purchase Payments and any associated Purchase Payment Credits are withdrawn before they have been in the Contract for nine years. We will assess the charge as a percentage of the Purchase Payment and any associated Purchase Payment Credits withdrawn as follows:


     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------


         0 years                3 years               8%
         3 years                4 years               7%
         4 years                5 years               6%
         5 years                6 years               5%
         6 years                7 years               4%
         7 years                8 years               3%
         8 years                9 years               2%
        9 years+                                      0%


For purposes of the withdrawal charge calculation, withdrawals are deemed to be taken first from:

     (a) any Purchase Payment and any associated Purchase Payment Credits to which no withdrawal charge applies, then

     (b) any remaining free withdrawal allowance (as described below) (after being reduced by (a)), then

     (c) any remaining Purchase Payment and any associated Purchase Payment Credits to which a withdrawal charge applies (on a first-in, first-out basis), then

     (d)  any Contract earnings

Unless you instruct us otherwise, we will deduct the withdrawal charge from the amount requested.

We will not deduct a withdrawal charge if Purchase Payments and associated credits are distributed:

     - due to the death of the Contract Owner or the Annuitant (with no Contingent Annuitant surviving) or

     -    under the Managed Distribution Program or

     -    under the Nursing Home Confinement provision (as described in Appendix
          E)

FREE WITHDRAWAL ALLOWANCE

Beginning in the second Contract Year, you may withdraw up to 10% of the Contract Value annually, without a withdrawal charge. We calculate the available withdrawal amount as of the end of the previous Contract Year. If you have Purchase Payments, and any associated Purchase Payment Credits, that are no longer subject to a withdrawal charge, the maximum you may withdraw without a withdrawal charge is the greater of (a) the free withdrawal allowance or (b) the total amount of Purchase Payments, and any associated Purchase Payment Credits, no longer subject to a withdrawal charge. Any free withdrawal taken will reduce Purchase Payments , and any associated Purchase Payment Credits no longer subject to a withdrawal charge. The free withdrawal allowance applies to any partial or full withdrawal. The free withdrawal allowance is not cumulative from year to year.

Any withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty may be assessed on any withdrawal if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of a withdrawal.

TRANSFER CHARGE

We reserve the right to assess a transfer charge of up to $10.00 on transfers exceeding 12 per year. We will notify you in writing at your last known address at least 31 days before we impose any such transfer charge.

ADMINISTRATIVE CHARGES

There are two administrative charges: the $40 annual Contract administrative charge and the administrative expense charge. The annual Contract administrative charge will be deducted on a pro rata basis from amounts allocated to the Variable Funding Options. We will deduct the annual Contract administrative charge on the fourth Friday of each August. This charge compensates us for expenses incurred in establishing and maintaining the Contract. We will prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a Contract administrative charge from the Fixed Account or:

     (1)  from the distribution of death proceeds;

     (2)  after an annuity payout has begun; or

     (3) if the Contract Value on the date of assessment equals or is greater than $100,000.

We deduct the administrative expense charge (sometimes called "Subaccount administrative charge") on each business day from amounts allocated to the Variable Funding Options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the Variable Funding Options, and is reflected in our Accumulation and Annuity Unit value calculations.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, we deduct a mortality and expense risk ("M&E") charge from amounts held in the Variable Funding Options. We reflect the deduction in our calculation of Accumulation and Annuity Unit values. The charges stated are the maximum for this product. We reserve the right to lower this charge at any time. If you choose the Standard Death Benefit, the M&E charge equals 1.40% annually. If you choose the Annual Step-Up Death Benefit, the M&E charge is 1.55% annually. If you choose the Roll-Up Death Benefit, the M&E charge is 1.75% annually. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your sales agent.

VARIABLE LIQUIDITY BENEFIT CHARGE

If the Variable Liquidity Benefit is selected, there is a maximum charge of 8% of the amounts withdrawn. This charge is not assessed during the accumulation phase.

We will assess the charge as a percentage of the total benefit received as follows:


   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------


         0 years                3 years               8%
         3 years                4 years               7%
         4 years                5 years               6%
         5 years                6 years               5%
         6 years                7 years               4%
         7 years                8 years               3%
         8 years                9 years               2%
        9 years+                                      0%


Please refer to "Payment Options" for a description of this benefit.

ENHANCED STEPPED-UP PROVISION CHARGE

If the E.S.P. option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, a maximum of 0.20% of the amounts held in each funding option. The E.S.P. option is available if the owner and Annuitant are both age 75 or younger on the Contract Date.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE

If you elect to add a GMWB rider to your Contract, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge depends on which GWMB rider you select. The current charge for each rider is as follows: GMWB I: 0.40%; GMWB II: 0.50%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%.

GUARANTEED MINIMUM ACCUMULATION BENEFIT CHARGE

If the GMAB option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, a maximum of 0.50% of the amounts held in each funding option.

VARIABLE FUNDING OPTION EXPENSES

We summarized the charges and expenses of the Underlying Funds in the fee table. Please review the prospectus for each Underlying Fund for a more complete description of that fund and its expenses. Underlying Fund expenses are not fixed or guaranteed and are subject to change by the Fund.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 3.5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract Value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                                    TRANSFERS

--------------------------------------------------------------------------------

Subject to the limitations described below, you may transfer all or part of your Contract Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

Where permitted by state law, we reserve the right to restrict transfers from the Variable Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

Currently, there are no charges for transfers; however, we reserve the right to charge a fee for any transfer request, which exceeds twelve per year. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.

MARKET TIMING/EXCESSIVE TRADING

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the Underlying Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Underlying Funds and may disrupt Underlying Fund management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Underlying Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Underlying Funds, i.e., American Funds Global Growth Fund, Dreyfus VIF Developing Leaders Portfolio, Templeton Developing Markets Securities Fund, Templeton Foreign Securities Fund, Janus Aspen Series Global Technology Portfolio, Janus Aspen Series Worldwide Growth Portfolio, Legg Mason Partners Variable Small Cap Growth Portfolio, BlackRock High Yield Portfolio, Dreman Small-Cap Value Portfolio, Harris Oakmark International Portfolio, Lord Abbett Bond Debenture Portfolio, Met/AIM Small Cap Growth Portfolio, MFS(R) Research International Portfolio, Pioneer Strategic Income Portfolio, Third Avenue Small Cap Value Portfolio, and Oppenheimer Global Equity Portfolio, (the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. In addition, as described below, we treat all American Fund Insurance Series portfolios ("American Funds portfolios") as Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer $activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Underlying Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Underlying Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Underlying Funds, we rely on the Underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

AMERICAN FUNDS MONITORING POLICY. As a condition to making their portfolios available in our products, American Funds Distributors, Inc. ("American Funds Distributors") requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds Distributors requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the Contract, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; a second violation will result in the imposition of the transfer restrictions described below. Also, as Monitored Portfolios, our current market timing and excessive trading policies and procedures also will apply to American Funds portfolios, and transfer restrictions may be imposed upon a violation of either monitoring policy.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

     - reject the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Underlying Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Underlying Fund and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds, we have entered into a written agreement, as required by SEC regulation, with each Underlying Fund or its principal underwriter that obligates us to provide to the Underlying Fund promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Underlying Funds generally are "omnibus" orders from intermediaries, such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Underlying Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Underlying Funds. If an Underlying Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Underlying Fund prospectuses for more details.

DOLLAR COST AVERAGING

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more Accumulation Units in a funding option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

You may elect the DCA Program through Written Request or other method acceptable to us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400. There is no additional fee to participate in the DCA Program.

You may establish pre-authorized transfers of Contract Values from the Fixed Account, subject to certain restrictions. Under the DCA Program, automated transfers from the Fixed Account may not deplete your Fixed Account Value in less than twelve months from your enrollment in the DCA Program.

In addition to the DCA Program, within the Fixed Account, we may credit increased interest rates to Contract Owners under an administrative Special DCA Program established at our discretion, depending on availability and state law. Under this program, the Contract Owner may pre-authorize level transfers to any of the funding options under a 6 Month, 12 Month or 24 Month Special DCA Program. The programs may have different credited interest rates. We must transfer all Purchase Payments and accrued interest on a level basis to the selected funding options in the applicable time period. Under each program, the interest will accrue only on the remaining amounts in the Special DCA Program. For example, under the 12 Month program, the interest rate can accrue up to 12 months on the remaining amounts in the Special DCA Program and we must transfer all Purchase Payments and accrued interest in this program on a level basis to the selected funding options in 12 months.

The pre-authorized transfers will begin after the initial program Purchase Payment and complete enrollment instructions are received by the Company. If we do not receive complete program enrollment instructions within 15 days of receipt of the initial program Purchase Payment, the entire balance in the program will be transferred into the Money Market Variable Funding Option.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. If you stop the Special DCA Program and elect to remain in the Fixed Account, we will credit your Contract Value for the remainder of 6 or 12 months with the interest rate for funds.

You may only have one DCA Program or Special DCA Program in place at one time.

All provisions and terms of the Contract apply to the DCA and Special DCA Programs, including provisions relating to the transfer of money between funding options. Transfers made under any DCA Program will not be counted for purposes of restrictions we may impose on the number of transfers permitted under the Contract. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service. If the Fixed Account is not available as a funding option, you may still participate in the DCA Program.

                              ACCESS TO YOUR MONEY

--------------------------------------------------------------------------------

Any time before the Maturity Date, you may redeem all or any portion of the Cash Surrender Value, that is, the Contract Value less any withdrawal charge, and any premium tax not previously deducted. Unless you submit a Written Request specifying the Fixed Account or the Variable Funding Option(s) from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the Cash Surrender Value as of the close of business after we receive your surrender request at our Home Office. The Cash Surrender Value may be more or less than the Purchase Payments you made. You may not make withdrawals during the annuity period.

For amounts allocated to the Variable Funding Options, we may defer payment of any Cash Surrender Value for a period of up to five business days after the Written Request is received. For amounts allocated to the Fixed Account, we may defer payment of any Cash Surrender Value for a period up to six months. In either case, it is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

We may withhold payment of surrender, withdrawal, or loan proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

If your Contract is issued as part of a 403(b) plan, there are restrictions on your ability to make withdrawals from your Contract. You may not withdraw contributions or earnings made to your Contract after December 31, 1988 unless you are (a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship. Even if you are experiencing a financial hardship, you may only withdraw contributions, not earnings. You should consult with your tax adviser before making a withdrawal from your Contract.

SYSTEMATIC WITHDRAWALS

Before the Maturity Date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes and withdrawal charge. To elect systematic withdrawals, you must have a Contract Value of at least $15,000 and you must make the election on the form we provide. We will surrender Accumulation Units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals upon 30 days' written notice to Contract Owners (where allowed by state law). There is currently no additional fee for electing systematic withdrawals.

Each systematic withdrawal is subject to federal income taxes on the taxable portion and may be subject to Contract charges. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

MANAGED DISTRIBUTION PROGRAM. Under the systematic withdrawal option, you may choose to participate in the Managed Distribution Program. At no cost to you, you may instruct us to calculate and make minimum distributions that may be required by the IRS upon reaching age 70 1/2. (See "Federal Tax Considerations".) These payments will not be subject to the withdrawal charge and will be in lieu of the free withdrawal allowance. No Dollar Cost Averaging will be permitted if you are participating in the Managed Distribution Program.

                              OWNERSHIP PROVISIONS

--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

CONTRACT OWNER

The Contract belongs to the Contract Owner named in the Contract (on the Contract Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for Non-qualified Contracts. You have sole power during the Annuitant's lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

You receive all payments while the Annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the Contract Owner.

If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot transfer ownership or make additional Purchase Payments.

Joint Owner. For Non-qualified Contracts only, you may name joint owners (e.g., spouses) in a Written Request before the Contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them.

BENEFICIARY

You name the beneficiary in a Written Request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the Annuitant or the Contract Owner. If more than one beneficiary survives the Annuitant or Contract Owner, they will share equally in benefits unless you recorded different shares with the Company by Written Request before the death of the Annuitant or Contract Owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from either the Variable Funding Options or the Fixed Account, as most recently elected by the Contract Owner, until the Death Report Date.

Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by Written Request during the lifetime of the Annuitant and while the Contract continues.

ANNUITANT

The Annuitant is designated in the Contract (on the Contract Specifications page), and is the individual on whose life the Maturity Date and the amount of the monthly Annuity Payments depend. You may not change the Annuitant after your Contract is in effect.

Contingent Annuitant. You may name one individual as a Contingent Annuitant. A Contingent Annuitant may not be changed, deleted or added to the Contract after the Contract Date. If the Annuitant who is not the owner dies prior to the Maturity Date, and the Contingent Annuitant is still living:

     -    the death benefit will not be payable upon the Annuitant's death

     -    the Contingent Annuitant becomes the Annuitant

     -    all other rights and benefits will continue in effect

When a Contingent Annuitant becomes the Annuitant, the Maturity Date remains the same as previously in effect.

If the Annuitant is also the owner, a death benefit is paid to the beneficiary regardless of whether or not there is a Contingent Annuitant.

                                  DEATH BENEFIT

--------------------------------------------------------------------------------

Before the Maturity Date, generally, a death benefit is payable when either the Annuitant or a Contract Owner dies. At purchase, you elect the Standard Death Benefit, the Step-Up Benefit (also referred to as the "Annual Step-Up") or the Roll-Up Benefit. We calculate the death benefit at the close of the business day on which our Home Office receives (1) Due Proof of Death and (2) written payment instructions or election of spousal contract continuance or beneficiary contract continuance ("Death Report Date").

Three different types of death benefits are available under the Contract prior to the Maturity Date:

     -    Standard Death Benefit

     -    Annual Step-Up Death Benefit

     -    Roll-Up Death Benefit

The Annual Step-Up and Roll-Up Death Benefits may not be available in all jurisdictions. There are age restrictions on certain death benefits (see The Annuity Contract section).

Note: If the owner dies before the Annuitant, the death benefit is recalculated, replacing all references to "Annuitant" with "owner."

DEATH PROCEEDS BEFORE THE MATURITY DATE

STANDARD DEATH BENEFIT: We will pay the beneficiary an amount equal to the greater of (1) or (2) below, each reduced by any applicable premium tax not previously deducted:

     (1)  your Contract Value on the Death Report Date, or

     (2)  your Adjusted Purchase Payment, described below*

ANNUAL STEP-UP DEATH BENEFIT

We will pay the beneficiary an amount equal to the greatest of (1), (2) or (3) below, each reduced by any applicable premium tax not previously deducted:

     (1)  your Contract Value on the Death Report Date,

     (2)  your Adjusted Purchase Payment described below* or

     (3)  the Step-Up Value, if any, as described below

ROLL-UP DEATH BENEFIT



--------------------------------------------------------------------------------------
If the Annuitant dies before
age 80, the death benefit will
be the greatest of:                 -  the Contract Value on the Death Report Date
                                    -  your adjusted Purchase Payment, described
                                       below*
                                    -  the Step-Up Value, if any, described below or
                                    -  the Roll-Up Death Benefit Value, described
                                       below; or
--------------------------------------------------------------------------------------
If the Annuitant dies on or
after age 80, the death benefit
will be the greatest of:            -  the Contract Value on the Death Report Date
                                    -  your adjusted Purchase Payment, described
                                       below*;
                                    -  the Step-Up Value, if any, as described below
                                       or
                                    -  the Roll-Up Death Benefit Value, described
                                       below, on the Annuitant's 80th birthday, plus
                                       any additional Purchase Payments and minus any
                                       partial surrender reductions (as described
                                       below) that occur after the Annuitant's 80th
                                       birthday
--------------------------------------------------------------------------------------


* If you have elected a GMWB Rider (Principal Guarantee) your adjusted Purchase Payment will NOT be calculated as described below but will be equal to your aggregate Purchase Payments minus your aggregate withdrawals from the date you purchase the rider.

ADJUSTED PURCHASE PAYMENT. The initial Adjusted Purchase Payment is equal to the initial Purchase Payment. Whenever an additional Purchase Payment is made, the Adjusted Purchase Payment is increased by the amount of the Purchase Payment. Whenever a partial surrender is taken, the Adjusted Purchase Payment is reduced by a Partial Surrender Reduction, described below. Purchase Payment Credits are not considered Purchase Payments for the purposes of this calculation.

STEP-UP VALUE

The Step-Up Value will initially equal the Contract Value on the first Contract Date anniversary less any Purchase Payment Credits applied within the last 12 months. On each subsequent Contract Date anniversary that occurs before the Annuitant's 80th birthday and before the Annuitant's death, if the Contract Value less any Purchase Payment Credits applied within 12 months is greater than the Step-Up Value, the Step-Up Value will be increased to equal the Contract Value less any Purchase Payment Credits applied within the last 12 months. If the Step-Up Value is greater than the Contract Value less any Purchase Payment Credits applied within the last 12 months, the Step-Up Value will remain unchanged. Whenever a Purchase Payment is made, the Step-Up Value will be increased by the amount of that Purchase Payment. Whenever a withdrawal is taken, the Step-Up Value will be reduced by a Partial Surrender Reduction as described below. The only changes made to the Step-Up Value on or after the Annuitant's 80th birthday will be those related to additional Purchase Payments or withdrawals as described below.

ROLL-UP DEATH BENEFIT VALUE

On the Contract Date, the Roll-Up Death Benefit Value is equal to the Purchase Payment. Purchase Payment Credits are not considered Purchase Payments. On each Contract Date anniversary, the Roll-Up Death Benefit Value will be recalculated to equal a) plus b) minus c), increased by 5%, where:

     (a) is the Roll-Up Death Benefit Value as of the previous Contract Date anniversary

     (b)  is any Purchase Payment made during the previous Contract Year

     (c) is any Partial Surrender Reduction (as described below) during the previous Contract Year.

On dates other than the Contract Date anniversary, the Roll-Up Death Benefit Value will equal a) plus b) minus c) where:

     (a) is the Roll-Up Death Benefit Value as of the previous Contract Date anniversary

     (b) is any Purchase Payment made since the previous Contract Date anniversary

     (c) is any Partial Surrender Reduction (as described below) since the previous Contract Date anniversary

The maximum Roll-Up Death Benefit equals 200% of the difference between all Purchase Payments and all partial surrender reductions** (as described below).

** Your Roll-Up Death Benefit will be subjected to the partial surrender reduction below even if you have elected the GMWB Rider (Principal Guarantee).

PARTIAL SURRENDER REDUCTIONS.

ADJUSTED PURCHASE PAYMENT: The Partial Surrender Reduction equals (1) the adjusted Purchase Payment in effect immediately before the reduction for withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the surrender less any Purchase Payment Credits applied within 12 months of the surrender.

For example, assume your current Contract Value is $55,000. If your current adjusted Purchase Payment is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the adjusted Purchase Payment as follows:

           $50,000 x ($10,000/55,000) = $9,090

Your new adjusted Purchase Payment would be $50,000-$9,090, or $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current Adjusted Purchase Payment is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the adjusted Purchase Payment as follows:

           $50,000 x ($10,000/$30,000) = $16,666

Your new adjusted Purchase Payment would be $50,000-$16,666, or $33,334.

STEP-UP AND ROLL-UP VALUE: The Partial Surrender Reduction equals (1) the death benefit value (Step-Up or Roll-Up Value) in effect immediately before the reduction for withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the surrender less any Purchase Payment Credits applied within 12 months of the surrender.

For example, assume your current Contract Value is $55,000. If your current Step-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Step-Up Value as follows:

           $50,000 x ($10,000/$55,000) = $9,090

Your new Step-Up Value would be $50,000-$9,090, or $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current Step-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Step-Up Value as follows:

           $50,000 x ($10,000/$30,000) = $16,666

Your new Step-Up Value would be $50,000-$16,666, or $33,334.

ENHANCED STEPPED-UP PROVISION ("E.S.P.")

THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE.

The rider effective date is the date the rider is attached to and made a part of the Contract. If you have selected the E.S.P., the total death benefit as of the Death Report Date will equal the death benefit described above plus the greater of zero or the following amount:

IF THE ANNUITANT IS YOUNGER THAN AGE 70 ON THE RIDER EFFECTIVE DATE, 40% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are both received after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date; or

IF THE ANNUITANT IS BETWEEN THE AGES OF 70 AND 75 ON THE RIDER EFFECTIVE DATE, 25% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are received both after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date.

THE INITIAL MODIFIED PURCHASE PAYMENT is equal to the Contract Value as of the rider effective date. Whenever a Purchase Payment is made after the rider effective date, the modified Purchase Payment(s) are increased by the amount of the Purchase Payment. Whenever a partial surrender is taken after the rider effective date, the modified Purchase Payment(s) are reduced by a partial surrender reduction as described below.

THE PARTIAL SURRENDER REDUCTION IS EQUAL TO: (1) the modified Purchase Payment(s) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

For example, assume your current modified Purchase Payment is $50,000 and that your current Contract Value is $55,000. You decide to make a withdrawal of $10,000. We would reduce the modified Purchase Payment as follows:

           $50,000 x ($10,000/$55,000) = $9,090

You new modified Purchase Payment would be $50,000-$9,090 = $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current modified Purchase Payment is $50,000 and you decide to make a withdrawal of $10,000, we would reduce the modified Purchase Payment as follows:

           $50,000 x ($10,000/$30,000) = $16,666

Your new modified Purchase Payment would be $50,000-$16,666 = $33,334.

PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the Maturity Date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

                             NON-QUALIFIED CONTRACTS


---------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
---------------------------------------------------------------------------------------------------------------

OWNER (WHO IS NOT THE         The beneficiary (ies), or if   Unless the beneficiary         Yes
ANNUITANT) (WITH NO JOINT     none, to the Contract          elects to continue the
OWNER)                        Owner's estate.                Contract rather than receive
                                                             the distribution.
---------------------------------------------------------------------------------------------------------------
OWNER (WHO IS THE ANNUITANT)  The beneficiary (ies), or if   Unless the beneficiary         Yes
(WITH NO JOINT OWNER)         none, to the Contract          elects to continue the
                              Owner's estate.                Contract rather than receive
                                                             the distribution.
---------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The surviving joint owner.                                    Yes
IS NOT THE ANNUITANT)
---------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The beneficiary (ies), or if   Unless the beneficiary         Yes
IS THE ANNUITANT)             none, to the surviving joint   elects to continue the
                              owner.                         Contract rather than receive
                                                             the distribution.
---------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS   The surviving joint owner.     Unless the spouse elects to    Yes
NOT THE ANNUITANT)                                           continue the Contract.
---------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS   The beneficiary (ies), or if   Unless the spouse elects to    Yes
THE ANNUITANT)                none, to the surviving joint   continue the Contract.
                              owner.
                                                             A spouse who is not the
                                                             beneficiary may decline to
                                                             continue the Contract the
                                                             proceeds and instruct the
                                                             company to pay the
                                                             beneficiary who may elect to
                                                             continue the Contract.
---------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS NOT THE     The beneficiary (ies), or if   Unless the beneficiary         Yes
CONTRACT OWNER)               none, to the Contract Owner    elects to continue the
                                                             Contract rather than receive
                                                             the distribution.
                                                             Or unless, there is a
                                                             Contingent Annuitant, then,
                                                             the Contingent Annuitant
                                                             becomes the Annuitant and
                                                             the Contract continues in
                                                             effect (generally using the
                                                             original Maturity Date). The
                                                             proceeds will then be paid
                                                             upon the death of the
                                                             Contingent Annuitant or
                                                             owner
---------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS THE         See death of "owner who is                                    Yes
CONTRACT OWNER)               the Annuitant" above.
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
---------------------------------------------------------------------------------------------------------------

ANNUITANT (WHERE OWNER IS A   The beneficiary(ies) (or if                                   Yes (Death of
NONNATURAL ENTITY/TRUST)      none, to the owner.                                           Annuitant is
                                                                                            treated as death
                                                                                            of the owner in
                                                                                            these
                                                                                            circumstances.)
---------------------------------------------------------------------------------------------------------------
CONTINGENT ANNUITANT          No death proceeds are                                         N/A
(ASSUMING ANNUITANT IS STILL  payable; Contract continues.
ALIVE)
---------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
---------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
---------------------------------------------------------------------------------------------------------------


                               QUALIFIED CONTRACTS


---------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
---------------------------------------------------------------------------------------------------------------

OWNER/ANNUITANT               The beneficiary (ies), or if   Unless the beneficiary         Yes
                              none, to the Contract          elects to continue the
                              Owner's estate.                Contract rather than receive
                                                             a distribution.
---------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
---------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
---------------------------------------------------------------------------------------------------------------


---------
* Certain payout rules of the Internal Revenue Code (IRC) are triggered upon the death of any owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary's life expectancy within one year of death or take a complete distribution of contract proceeds within 5 years of death. For Qualified Contracts, if mandatory distributions have begun at the death of the Annuitant, the 5 year payout option is not available.

SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY -- DOES NOT APPLY IF A NON-SPOUSE IS A JOINT OWNER)

Within one year of your death, if your spouse is named as an owner and/or beneficiary, and you die before the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. If you were the Annuitant and your spouse elects to continue the Contract, your spouse will be named the Annuitant as of the Death Report Date.

If your spouse elects to continue the Contract as Contract Owner, the death benefit will be calculated as of the Death Report Date. If the Contract Value is less than the calculated death benefit, the Contract Value will be increased to equal the death benefit. This amount is referred to as the adjusted Contract Value. Any difference between the Contract Value and the adjusted Contract Value will be allocated to the funding options in the same proportion as the allocations of the Contract prior to the Death Report Date.

Any premium paid before the Death Report Date is no longer subject to a withdrawal charge if your spouse elects to continue the Contract. Purchase payments and any associated credits made to the Contract after the Death Report Date will be subject to the withdrawal charge. All other Contract fees and charges applicable to the original Contract will also apply to the continued Contract. All other benefits and features of your Contract will be based on your spouse's age on the Death Report Date as if your spouse had purchased the Contract with the adjusted Contract Value on the Death Report Date. This spousal contract continuance is available only once for each Contract.

Please note that spousal continuation will not satisfy required minimum distribution rules for Qualified Contracts other than IRAs. Please consult a tax advisor before electing this option.

BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES)

If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the Death Report Date, (more than $1,000,000 is subject to Home Office approval), your beneficiary(ies) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump sum. If the beneficiary chooses to continue the Contract, the beneficiary can extend the payout phase of the Contract enabling the beneficiary to "stretch" the death benefit distributions out over his life expectancy as permitted by the Internal Revenue Code.

If your beneficiary elects to continue the Contract, the death benefit will be calculated as of the Death Report Date. The initial Contract Value of the continued Contract (the "adjusted Contract Value") will equal the greater of the Contract Value or the death benefit calculated on the Death Report Date and will be allocated to the funding options in the same proportion as prior to the Death Report Date. If the adjusted Contract Value is allocated to the Variable Funding Options, the beneficiary bears the investment risk.

The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

     -    transfer ownership

     -    take a loan

     -    make additional Purchase Payments

The beneficiary may also name his/her own beneficiary ("succeeding beneficiary") and has the right to take withdrawals at any time after the Death Report Date without a withdrawal charge. The E.S.P. option is not available to a beneficiary continuing the Contract under this provision. All other fees and charges applicable to the original Contract will also apply to the continued Contract; the E.S.P. charge no longer applies. All benefits and features of the continued Contract will be based on the beneficiary's age on the Death Report Date as if the beneficiary had purchased the Contract with the adjusted Contract Value on the Death Report Date.

PLANNED DEATH BENEFIT

You may request that rather than receive a lump-sum death benefit, the beneficiary(ies) receive all or a portion of the death benefit proceeds either:

     - as a variable or fixed annuity for life or a period that does not exceed the beneficiary's life expectancy, or

     - under the terms of the Beneficiary Continuance provision described above. If the Beneficiary Continuance provision is selected as a planned death benefit, no surrenders will be allowed other than payments meant to satisfy minimum distribution amounts or systematic withdrawal amounts, if greater.

You must make the planned death benefit request as well as any revocation of this request in writing. Upon your death, your beneficiary(ies) cannot revoke or modify this request. If the death benefit at the time we receive Due Proof of Death is less than $2,000, we will only pay a lump sum to the beneficiary. If periodic payments due under the planned death benefit election are less than $100, we reserve the right to make Annuity Payments at less frequent intervals, resulting in a payment of at least $100 per year. If no beneficiary is alive when death benefits become payable, we will pay the death benefit as provided in your Contract.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any Contract Owner or the Annuitant dies on or after the Maturity Date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity or income option then in effect.

                                 LIVING BENEFITS

--------------------------------------------------------------------------------

GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "PRINCIPAL GUARANTEE")

For an additional charge, you may elect an optional rider for your Contract that provides a Guaranteed Minimum Withdrawal Benefit, or "GMWB". A GMWB rider is designed to protect your investment from poor market performance, as long as you do not withdraw more than a certain amount from your Contract each year.

AVAILABILITY AND ELIGIBILITY We offer different GMWB riders so that you can choose the level of benefits and costs that makes the most sense for you. This prospectus offers three different GMWB riders, and the availability of each depends on when you purchase your Contract and your state of residence. The three GMWB riders described in this prospectus are called "GMWB I", "GMWB II", and "GMWB III" ; we may refer to any one of these as GMWB. The availability of each rider is shown below.

                              AVAILABLE GMWB RIDERS


--------------------------------------------------------------------------------------------------------------
         NAME OF RIDER:                    GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
ALSO CALLED:                         Principal Guarantee       Principal Guarantee       Principal Guarantee
                                                                                                Value
--------------------------------------------------------------------------------------------------------------
AVAILABILITY:                         Not available for       Available on or after     Available on or after
                                    purchase on or after        March 21, 2005 if         March 21, 2005 if
                                   March 21, 2005, unless    approved in your state    approved in your state
                                   GMWB II is not approved
                                        in your state
--------------------------------------------------------------------------------------------------------------


You may elect a GMWB rider only at the time of your initial purchase of the Contract. You may not elect a GMWB rider if you have also elected the GMAB rider offered under this Contract.

REMAINING BENEFIT BASE ("RBB") For all GMWB riders, the amount of your investment that is guaranteed is called the "remaining benefit base" or "RBB." Your initial RBB is equal to your initial Purchase Payment if you elect GMWB when you purchase your Contract. Your initial RBB does not include Purchase Payment Credits. The RBB is not a lump sum guarantee, rather, it is the amount that we guarantee to return to you through a series of payments that annually do not exceed a percentage of your RBB.

ANNUAL WITHDRAWAL BENEFIT ("AWB") The annual percentage of your RBB that is available for withdrawal is called the "annual withdrawal benefit" or "AWB". Each year you may take withdrawals that do not exceed your AWB until your RBB is depleted. Each year you may take your AWB monthly, annually, or on any payment schedule you request. You may take withdrawals in any dollar amount up to your AWB without affecting your guarantee. If you choose to receive only a part of, or none of, your AWB in any given year, your AWB in any subsequent year will not be increased. In that case you are choosing to deplete your RBB over a longer period of time.

The AWB is a percentage of your RBB and depends on which GMWB rider you select. Your initial AWB is calculated as a percentage of the RBB immediately before your first withdrawal:


--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
If you make your first                    5% of RBB                 5% of RBB                 5% of RBB
withdrawal before the 3rd
anniversary
after you purchase GMWB:
--------------------------------------------------------------------------------------------------------------
If you make your first                   10% of RBB                10% of RBB                 5% of RBB
withdrawal after the 3rd
anniversary after you purchase
GMWB:
--------------------------------------------------------------------------------------------------------------


ADDITIONAL PREMIUM Currently, additional Purchase Payments serve to increase your RBB and AWB. After each Purchase Payment your new RBB equals your RBB immediately prior to the Purchase Payment plus the dollar amount of the Purchase Payment, not including any Purchase Payment Credits. Your new AWB is equal to the AWB immediately prior to the Purchase Payment, plus a percentage of the Purchase Payment. We use the same percentage as that used to calculate your original AWB as shown above.

We reserve the right not to include additional Purchase Payments into the calculation of the RBB or AWB.

WITHDRAWALS When you make a withdrawal, your AWB remains the same as long as the sum of all of your withdrawals since the most recent anniversary of your purchase or reset of GMWB (or "GMWB Anniversary"), including the current withdrawal, does not exceed your AWB immediately prior to the current withdrawal. In such case your RBB is decreased to equal the RBB immediately prior to the withdrawal, less the dollar amount of the current withdrawal.

However, if you make a withdrawal so that the total of all your withdrawals since your GMWB anniversary, including the current withdrawal, exceeds your AWB immediately prior to the current withdrawal, we will recalculate both your RBB and AWB. The recalculation depends on which GMWB rider you select:

IF YOU SELECT GMWB II OR GMWB III:

     - To recalculate your RBB, we reduce your RBB by the greater of the dollar amount of your withdrawal, or a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal, minus any Purchase Payment Credits applied within 12 months of the withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

IF YOU PURCHASED GMWB I:

     - To recalculate your RBB, we reduce your RBB by a "partial withdrawal reduction". The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal, minus any Purchase Payment Credits applied within 12 months of the withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

We will waive any surrender charge on amounts that you withdraw up to your AWB, or on amounts up to the amount withdrawn under our Managed Distribution Program, even if such annual amount withdrawn is greater than your free withdrawal allowance.

WITHDRAWAL EXAMPLES. The following examples are intended to illustrate the effect of withdrawals on your RBB and AWB, depending on which GMWB rider you select. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the Variable Funding Options selected by you. The example does not reflect the deduction of fees and charges, withdrawal charges and applicable income taxes and penalties, but does reflect a 4.50% Purchase Payment Credit (see "The Annuity Contract -- Purchase Payment Credits"). Assume your initial RBB is $100,000, your age is less than 70, and you take a withdrawal of $10,000 after your first GMWB Anniversary:

                   WITHDRAWAL EXAMPLE FOR GMWB II AND GMWB III


--------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
--------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
--------------------------------------------------------------------------------------------------------------------------

VALUES AS OF
--------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $104,500        $100,000               $5,000         $104,500        $100,000               $5,000
--------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $114,950        $100,000               $5,000          $94,050        $100,000               $5,000
--------------------------------------------------------------------------------------------------------------------------
PARTIAL
WITHDRAWAL
REDUCTION         N/A         (100,000 x           (5,000 x (1-         N/A         (100,000 x           (5,000 x (1-
                           10,000/114,950) =     90,000/100,000) =               10,000/94,050) =      89,367/100,000) =
                                $8,699                 $500                           $10,633                $532
--------------------------------------------------------------------------------------------------------------------------
GREATER OF
PWR OR THE
DOLLAR AMOUNT
OF THE
WITHDRAWAL                      $10,000                                               $10,633

                            (10,000>8,699)                                       ($10,633>10,000)
--------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $10,000                $500           $10,000         $10,633                $532
--------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
AFTER
WITHDRAWAL     $104,950         $90,000               $4,500          $84,050         $89,367               $4,468
--------------------------------------------------------------------------------------------------------------------------


                          WITHDRAWAL EXAMPLE FOR GMWB I


--------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
--------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
--------------------------------------------------------------------------------------------------------------------------

VALUES AS OF
--------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $104,500        $100,000               $5,000         $104,500        $100,000               $5,000
--------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $114,950        $100,000               $5,000          $94,050        $100,000               $5,000
--------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
AFTER
WITHDRAWAL     $104,950         91,301                $4,565          $84,050         $89,367               $4,468
                         [100,000 -- (100,000
                          x 10,000/114,950)]    [5,000 -- (5,000 x             [100,000 -- (100,000        [5,000 x
                                                 91,301/100,000)]                x 10,000/94,050)]     (89,367/100,000)]
--------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $8,699                 $435           $10,000         $10,633                $532
--------------------------------------------------------------------------------------------------------------------------


TAX-QUALIFIED DISTRIBUTION PROGRAMS (GMWB II AND GMWB III ONLY). If you select GMWB II or GMWB III, subject to certain limitations and restrictions, your AWB will not incur a recalculation as a result of distributions taken under certain eligible Tax-Qualified Distribution Programs ("Tax-Qualified Distribution Programs"). Instead, such distributions will reduce the RBB by the amount of the withdrawal, and will not affect the AWB.

For purposes of GMWB II and GMWB III, the following Tax-Qualified Distribution Programs are eligible. Only certain types of distribution methods are eligible as described below. Please consult with your tax adviser to make sure you are eligible:

     - Distributions intended to satisfy the required minimum distribution rules under Internal Revenue Code ("Code") Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable, to:

          -    a qualified retirement plan (Code Section 401),

          -    a tax-sheltered annuity (Code Section 403(b)),

          -    an individual retirement account (Code Sections 408(a)),

          -    an individual retirement annuity (Code Section 408(b)), or

          -    a qualified deferred compensation plan (Code Section 457).

          Required minimum distribution must be calculated using the Uniform Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-2) and/or the Joint and Last Survivor Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-3), and for distributions where the employee (owner) dies before the entire interest is distributed as described in Code Section 401(a)(9)(B)(iii) calculated using the Single Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-1), as appropriate (each table as in effect as of January 1, 2004).

     - Distributions intended to satisfy the exception under Code Section 72(s)(2) to the required minimum distribution rules which apply after the death of the holder of a nonqualified annuity contract provided under Code Section 72(s)(1) for certain amounts payable over the life of a designated beneficiary;

     - Distributions intended to satisfy the exception under Code Section 72(t)(2)(A)(iv) from the 10% additional tax on early distributions from qualified retirement plans imposed by Code Section 72(t)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of such employee and his designated beneficiary, provided, however, the amount of the substantially equal periodic payments must be calculated under the required minimum distribution method set forth in the Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Revenue Ruling 2002-62, 2002-42 I.R.B. 710 (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program); or

     - Distributions intended to satisfy the exception under Code Section 72(q)(2)(D) from the 10% additional tax on early distributions from nonqualified annuity contracts imposed by Code Section 72(q)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the Beneficiary or the joint lives (or joint life expectancies) of such Beneficiary and his designated beneficiary, provided, however, the amount of the substantially equal periodic payment must be calculated under the required minimum distribution method set forth in Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Internal Revenue Bulletin 2004-9 , Notice 2004-15, page 526. (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program).

You are subject to the following limitations if you are taking distributions under a Tax-Qualified Distribution Program:

     - YOU MUST ENROLL IN OUR MANAGED DISTRIBUTION PROGRAM. If you do not enroll or if you cancel your enrollment, you can continue to make withdrawals under your GMWB rider, however your RBB and AWB may be subject to a recalculation. Under our Managed Distribution Program, you select the frequency of payments. You may change the frequency of your payments only once every two years after your GMWB Anniversary, and you may only make the change during the 30-day period after your GMWB Anniversary. At the time you purchase GMWB, your initial frequency of payment must be annual if you did not take distributions pursuant to your Tax-Qualified Distribution Program at your previous financial institution, unless you turn age 70 1/2 before the first GMWB anniversary.

          You are advised to take your required distributions prior to purchasing GMWB in order to have the choice of taking your distributions on a monthly, quarterly, semi-annual or annual basis. If you do not take your distribution before purchasing GMWB, you will be limited to taking annual distributions for the first two Contract Years after which time you can choose an alternate mode of distribution.

     - ANY WITHDRAWALS OUTSIDE OF THE PROGRAM MAY DECREASE YOUR BENEFIT. All withdrawals under your Contract must be made pursuant to the Tax-Qualified Distribution Program during any 12-month period after an anniversary of your purchase of GMWB (a "GMWB Year"). If during any GMWB Year you take any additional withdrawals that are not made pursuant to the Program, you can continue to make withdrawals under your GMWB rider, however for the remainder of the GMWB Year your RBB and AWB may be subject to a partial withdrawal reduction. To avoid any partial withdrawal reduction, all withdrawals under your Contract must be made pursuant to your Tax-Qualified Distribution Program.

RESET (GMWB I AND GMWB II ONLY). If you select GMWB I or GMWB II, you may choose to reset your RBB at any time on or after the 5th anniversary of your GMWB purchase. Your new RBB is reset to equal your current Contract Value, minus any Purchase Payment Credits received 12 months before the date you reset. You may reset your RBB again every 5 years after the most recent reset. Once you become eligible to reset your RBB, we reserve the right to allow resets only on the anniversary of your GMWB purchase.

Each time you reset your RBB, your new AWB will equal a percentage of your new RBB. The percentage used is the same percentage used to calculate your AWB before the reset.

If you are age 95 and are taking withdrawals under a Tax-Qualified Distribution Program, you may not reset if you purchased GMWB II.

Depending on your Contract Value and the current fee for GMWB, it may not be beneficial to reset your RBB. Generally, it may be beneficial to reset your RBB if your Contract Value exceeds your RBB. However, the charge may increase if you elect to reset the RBB (the charge will never exceed the guaranteed maximum charge). Further, if you reset your RBB, your new AWB may be higher or lower than your current AWB. In addition, the length of time over which you can expect to receive your RBB will be reset.

INVESTMENT RESTRICTIONS (GMWB II AND GMWB III ONLY)

We reserve the right to restrict allocations to a Variable Funding Option or limit the percentage of Contract value that may be allocated to a Variable Funding Option at any time. If we do so we would provide you with asset allocation requirements, and we reserve the right to require periodic rebalancing of Contract value allocated to Variable Funding Options according to specified percentages. We will provide no less than 30 days advanced written notice if we exercise our right to restrict or limit allocations to a Variable Funding Option and/or require periodic rebalancing between Variable Funding Options. Our ability to restrict allocations to a Variable Funding Option may be different depending on your state.

If we restrict allocations to a Variable Funding Option, as of the effective date of the restriction, we will no longer allow additional Purchase Payments to be applied, or transfers of Contract value to be allocated into the restricted Variable Funding Option. Any Contract value previously allocated to a restricted Variable Funding Option will not be subject to the restriction. If we impose a limit on the percentage of Contract value allocated to a Variable Funding Option, as of the effective date of the restriction, we will impose the limit on all subsequent allocations.

GMWB CHARGE. The charge for your GMWB rider is different depending on which version of GMWB you choose. For all GMWB riders, the charge is deducted daily from amounts held in each Variable Funding Option. The current charge for each rider, on an annual basis, is shown below. Your current charge will not change unless you reset your benefits, at which time we may modify the charge. In such case the charge will never exceed 1.00%.


--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
Current Annual Charge                       0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
Maximum Annual Charge After a               1.00%                     1.00%                      N/A
Reset
--------------------------------------------------------------------------------------------------------------


MAXIMUM RBB. Although we have no current plans to do so, in the future we may impose a maximum RBB. If we do, we would stop including additional Purchase Payments and any Purchase Payment Credits into the calculation of your RBB. If we impose a maximum RBB for Purchase Payments or reset, the maximum RBB will never be less than the cumulative Purchase Payments to which we have previously consented.

Currently you must obtain our consent to purchase any RBB over $1 million. Purchase Payments under $1 million are not subject to a maximum RBB.

TERMINATION. Once you purchase GMWB I, you cannot cancel it. If you select GMWB II or GMWB III, you may terminate your rider at any time after the 5th anniversary of your purchase of GMWB. Once you terminate a GMWB III rider, you cannot re-elect it. You must request your termination in writing. All GMWB riders terminate automatically when you reach the maturity date of your Contract, if your Contract is assigned, or if the rider is exchanged for a similar rider offered by us.

OTHER INFORMATION ABOUT GMWB. If your Contract Value reaches zero, and you have purchased this benefit, the following will occur:

     - The AWB will continue to be paid to you until the RBB is depleted, not more frequently than monthly. Upon your death, your beneficiary will receive these payments. No other death benefit or optional benefit, if any, will be paid.

     - The total annual payment amount will equal the AWB and will never exceed your RBB, and

     - We will no longer accept subsequent Purchase Payments into the Contract.

If a spouse or beneficiary continues this Contract upon your death, and you had elected GMWB, all terms and conditions of this benefit would apply to the new owner.

Please refer to the Death Benefit section for information on how GMWB may impact your death benefit.

COMPARISON OF IMPORTANT DIFFERENCES BETWEEN GMWB I, II, AND III

The following chart may help you decide which version of GMWB is best for you.


--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II                  GMWB III
--------------------------------------------------------------------------------------------------------------
AWB                                  5% of RBB if first        5% of RBB if first             5% of RBB
                                    withdrawal before 3rd     withdrawal before 3rd
                                   anniversary 10% of RBB    anniversary 10% of RBB
                                     if first withdrawal       if first withdrawal
                                    after 3rd anniversary     after 3rd anniversary
--------------------------------------------------------------------------------------------------------------
ANNUAL CHARGE                               0.40%                     0.50%                     0.25%
--------------------------------------------------------------------------------------------------------------
RESET                                        Yes                       Yes                       No
--------------------------------------------------------------------------------------------------------------
CAN I CANCEL MY GMWB?                        No                Yes, after the 5th        Yes, after the 5th
                                                               anniversary of GMWB       anniversary of GMWB
                                                                    purchase                  purchase
--------------------------------------------------------------------------------------------------------------
INVESTMENT RESTRICTIONS                      No                        Yes                       Yes
--------------------------------------------------------------------------------------------------------------
WAIVER OF RECALCULATION OF AWB               No                        Yes                       Yes
FOR DISTRIBUTIONS FROM TAX-
QUALIFIED PLANS
--------------------------------------------------------------------------------------------------------------


GUARANTEED MINIMUM ACCUMULATION BENEFIT ("GMAB")

We offer a Guaranteed Minimum Accumulation Benefit rider ("GMAB Rider") for an additional charge. The GMAB Rider guarantees that your Contract Value will not be less than a minimum amount at the end of a specified number of years. If your Contract Value is less than the minimum guaranteed amount on the Rider Maturity Date, we will apply additional amounts to increase your Contract Value so that it is equal to the guaranteed amount. If you elect the GMAB Rider, we require that you allocate your Contract Value according to certain limitations and restrictions, and agree to periodic rebalancing of your Contract Value.

Currently, the GMAB Rider may only be elected at the time that you purchase your Contract. We may make the GMAB Rider available to Contracts after their effective date at a later date subject to certain additional terms and restrictions. You may not elect the GMAB Rider if you have also elected the GMWB Rider offered under the Contract.

BENEFIT DESCRIPTION & KEY TERMS

If you elect the GMAB Rider, we guarantee that if your Contract Value is less than your Benefit Base (defined below) on the Rider Maturity Date (defined below), we will apply additional amounts to your Contract to increase your Contract Value so that it is equal to the Benefit Base. Any additional amounts that we apply to your Contract to increase the Contract Value to equal the Benefit Base will be allocated to the money market Subaccount on the Rider Maturity Date. Any such additional amounts will be treated as earnings under your Contract, and will not be subject to a withdrawal charge once they are applied to your Contract.

If your Contract Value is equal to or greater than the Benefit Base on the Rider Maturity Date, the GMAB Rider will terminate and no additional amounts will be applied to your Contract.

Benefit Base: The Benefit Base is equal to the Base Calculation Amount on the Rider Maturity Date and represents the minimum Contract Value that we guarantee on such date. We do not guarantee the Benefit Base on any day other than the Rider Maturity Date. The Benefit Base will not be available for withdrawal nor will it be used to calculate any benefits under the Contract prior to the Rider Maturity Date. The Benefit Base can never be less than zero.

Base Calculation Amount: We calculate the Base Calculation Amount to determine the Benefit Base. On the Rider Effective Date, the Base Calculation Amount is equal to your initial Purchase Payment. The Base Calculation Amount will not include any credits we applied to your Purchase Payment. Aggregate Purchase Payments over $1 million are subject to our consent, including our consent to limit the Base Calculation Amount applicable to your GMAB Rider. We may impose a maximum Base Calculation Amount (and thereby, a maximum Benefit Base) in the future for Contract Owners who elect the GMAB Rider, but the maximum Base Calculation Amount will never be less than the Base Calculation Amount to which we have previously consented. We reserve the right to restrict increases in your maximum Base Calculation Amount based on subsequent Purchase Payments if such Purchase Payments would cause you Base Calculation Amount to be greater than our maximum Base Calculation Amount. We will not limit or impose a maximum Base Calculation Amount if your aggregate Purchase Payments are under $1 million. If you purchase more than one contract issued by the Company in the same calendar year and elect the GMAB Rider on each contract, the $1,000,000 Benefit Base maximum may be applied to the aggregate Benefit Base for all contracts. State variations may apply.

The Base Calculation Amount will not be used to calculate any benefits under the Contract, other than the GMAB Rider Liquidity Option described below. The Base Calculation Amount can never be less than zero. The Base Calculation Amount may change between the Rider Effective Date and Rider Maturity Date if you make additional Purchase Payments or request withdrawals from your Contract.

     - If you make an additional Purchase Payment(s) within 12 months after the Rider Effective Date, we will increase the Base Calculation Amount by the amount of the Purchase Payment. The Base Calculation Amount will not include any credits we applied to any additional Purchase Payments you make. If you make an additional Purchase Payment(s) more than 12 months after the Rider Effective Date, we will not increase the Base Calculation Amount; however your Contract Value will increase, reflecting the amount of the Purchase Payment. Therefore, Purchase payments made more than 12 months after the Rider Effective Date may have a significant impact on whether a benefit is due under the GMAB Rider. Even if Purchase Payments made prior to and during the 12-month period after the Rider Effective Date lose significant value, if on the Rider Maturity Date the Contract Value, which includes all Purchase Payments, is equal to or greater than the Benefit Base, which includes only the Purchase Payments prior to or during that 12-month period, then no benefit is due. You should consider this prior to making an additional Purchase Payment more than 12 months after the Rider Effective Date. The GMAB Rider may not be appropriate for you if you anticipate making Purchase Payments after the 12-month period.

     - If you request a partial withdrawal, we will decrease the Base Calculation Amount in effect as of the date of the request by the actual dollar amount of the withdrawal or the Partial Withdrawal Reduction amount, whichever is greater. The Partial Withdrawal Reduction amount is equal to the Base Calculation Amount in effect immediately prior to the reduction for the partial withdrawal multiplied by the actual amount of the partial withdrawal divided by the Contract Value immediately prior to the partial withdrawal, minus Purchase Payment Credits received within 12 months prior to the partial withdrawal, if any. When determining the impact of a partial withdrawal on the Base Calculation Amount, the actual amount of the partial withdrawal will include any withdrawal charges and taxes that were deducted at the time of the partial withdrawal.

Rider Maturity Date: The Rider Maturity Date is the anniversary of the Rider Effective Date that corresponds to the number of years you elect as the Rider Period (described below).

Rider Period: The Rider Period is the number of years you select between the Rider Effective Date and the Rider Maturity Date. Currently, we only offer a Rider Period of ten (10) years. We may offer Rider Periods of lesser or greater duration available in the future, subject to additional terms, conditions and limitations.

EXAMPLES OF BENEFIT BASE/BASE CALCULATION AMOUNT

Below are examples of how we determine the Benefit Base and Base Calculation Amount, as well as examples showing the impact of subsequent Purchase Payments and partial withdrawals. For purposes of each example below, assume that you elect the GMAB Rider on the effective date of your Contract and that your initial Purchase Payment is $100,000.

The example below illustrates the impact of the guarantee provided under the GMAB Rider assuming that your Contract Value increases or decreases during the Rider Period.

                EXAMPLES OF GMAB RIDER ON THE RIDER MATURITY DATE


--------------------------------------------------------------------------------------------------------------------
                           INCREASING CONTRACT VALUE                           DECLINING CONTRACT VALUE
--------------------------------------------------------------------------------------------------------------------
                                      BASE                                               BASE
                   CONTRACT       CALCULATION                         CONTRACT       CALCULATION
                    VALUE            AMOUNT        BENEFIT BASE        VALUE            AMOUNT        BENEFIT BASE
--------------------------------------------------------------------------------------------------------------------

VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE               $104,500         $100,000      Not Applicable      $104,500         $100,000      Not Applicable
--------------------------------------------------------------------------------------------------------------------
VALUE AS OF
RIDER
MATURITY DATE      $114,950         $100,000         $100,000         $94,050          $100,000         $100,000
--------------------------------------------------------------------------------------------------------------------
AMOUNT
APPLIED TO
CONTRACT
VALUE DUE TO
GMAB RIDER                           $0(1)                                            $5,950(2)
--------------------------------------------------------------------------------------------------------------------


(1) If your Contract Value on the GMAB Rider Maturity Date is equal to or greater than the Benefit Base, we will not apply any additional amounts to your Contract Value. Your GMAB Rider will terminate and we will no longer deduct the annual charge for the rider.
(2) If your Contract Value on the GMAB Rider Maturity Date is less than the Benefit Base, we will apply additional amounts to your Contract Value so that it is equal to the Benefit Base. The additional amount will be added to the money market Subaccount.

The example below illustrates the impact of making an additional $10,000 Purchase Payment while the GMAB Rider is in effect, specifically the different manner in which we will treat Purchase Payments for purpose of determining the Base Calculation Amount based on when the Purchase Payment is made.

  EXAMPLES OF ADDITIONAL PURCHASE PAYMENTS -- IMPACT ON BASE CALCULATION AMOUNT


--------------------------------------------------------------------------------------------------------------------
                  ADDITIONAL PURCHASE PAYMENT WITHIN 12 MONTHS       ADDITIONAL PURCHASE PAYMENT AFTER 12 MONTHS
--------------------------------------------------------------------------------------------------------------------
                                                       BASE                                               BASE
                   CONTRACT         PURCHASE       CALCULATION        CONTRACT         PURCHASE       CALCULATION
                    VALUE           PAYMENT           AMOUNT           VALUE           PAYMENT           AMOUNT
--------------------------------------------------------------------------------------------------------------------

VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE               $104,500         $100,000         $100,000         $104,500         $100,000         $100,000
--------------------------------------------------------------------------------------------------------------------
VALUE BEFORE
ADDITIONAL
PURCHASE
PAYMENT            $114,950      Not Applicable      $100,000         $114,950      Not Applicable      $100,000
--------------------------------------------------------------------------------------------------------------------
VALUE AFTER
ADDITIONAL
PURCHASE
PAYMENT            $125,400         $10,000          $110,000         $125,400         $10,000          $100,000
--------------------------------------------------------------------------------------------------------------------


The example below illustrates the impact of making a $10,000 partial withdrawal at least 12 months after the Rider Effective Date while the GMAB Rider is in effect, specifically the difference in the manner in which a partial withdrawal affects your Base Calculation Amount in an increasing market versus a decreasing market. The example assumes that the partial withdrawal does not qualify under the GMAB Rider Liquidity Option described below.

      EXAMPLES OF PARTIAL WITHDRAWALS -- IMPACT ON BASE CALCULATION AMOUNT


----------------------------------------------------------------------------------------------------------------------------
                                                    ASSUMING INCREASING CONTRACT VALUE
----------------------------------------------------------------------------------------------------------------------------
                                             BASE                                                        REDUCTION TO BASE
                     CONTRACT             CALCULATION       PARTIAL WITHDRAWAL     PARTIAL SURRENDER        CALCULATION
                       VALUE                AMOUNT                AMOUNT               REDUCTION              AMOUNT
----------------------------------------------------------------------------------------------------------------------------

VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE                 $104,500              $100,000           Not Applicable        Not Applicable        Not Applicable
----------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
PRIOR TO
PARTIAL
WITHDRAWAL           $114,950              $100,000           Not Applicable        Not Applicable        Not Applicable
----------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY                                                                           [100,000 x
FOLLOWING
PARTIAL                                                                             10,000/114,950]
WITHDRAWAL           $104,950               $90,000               $10,000               $8,699                $10,000
----------------------------------------------------------------------------------------------------------------------------




----------------------------------------------------------------------------------------------------------------------------
                                                     ASSUMING DECLINING CONTRACT VALUE
----------------------------------------------------------------------------------------------------------------------------
                                             BASE                                                        REDUCTION TO BASE
                     CONTRACT             CALCULATION       PARTIAL WITHDRAWAL     PARTIAL SURRENDER        CALCULATION
                       VALUE                AMOUNT                AMOUNT               REDUCTION              AMOUNT
----------------------------------------------------------------------------------------------------------------------------

VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE                 $104,500              $100,000           Not Applicable        Not Applicable        Not Applicable
----------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
PRIOR TO
PARTIAL
WITHDRAWAL            $94,050              $100,000           Not Applicable        Not Applicable        Not Applicable
----------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY                                                                           [100,000 x
FOLLOWING
PARTIAL                                                                             10,000/94,050]
WITHDRAWAL            $84,050               $89,368               $10,000               $10,632               $10,632
----------------------------------------------------------------------------------------------------------------------------


INVESTMENT LIMITATIONS/RESTRICTIONS/REBALANCING

If you elect the GMAB Rider, your Contract will be subject to additional limitations and restrictions on your right to allocate Contract Value among the Subaccounts, your right to request transfers between Subaccounts and your right to allocate Purchase Payments to Subaccounts.

We classify each Subaccount as Class A or Class B based on our assessment of the relative risk and volatility of the Underlying Fund in which the Subaccount invests. Subaccounts that we classify as "Class A" will generally invest in Underlying Funds that invest primarily in equity securities, or securities that we believe will approximate the relative volatility and relative risk of equity securities. Subaccounts that we classify as "Class B" will generally invest in Underlying Funds that invest primarily in debt securities or cash. A Subaccount that invests in an Underlying Fund that invests in a combination of equity securities and debt securities will be classified as either Class A or Class B. We have sole discretion to determine whether a Subaccount is classified as Class A or Class B. We reserve the right to change the classification of a Subaccount from Class A to Class B or from Class B to Class A. Any change in Subaccount classification will apply to Contract Owners who elect the GMAB Rider after the effective date of the change in classification, as well as existing Contract Owner who have the GMAB Rider in force as of the effective date of the change in classification.

You will be required to establish a personal allocation profile at the time that you elect the GMAB Rider specifying the Subaccounts and the allocation percentages for each Subaccount in which you intend to allocate your initial Purchase Payment and any credits that we apply to your initial Purchase Payment. Your personal allocation profile will remain in effect for any additional Purchase Payments you make until you elect to change it. Your personal allocation profile may include any combination of Class A and Class B Subaccounts so long as the overall allocation does not violate the limitations and restrictions described below.

You may only allocate up to 80% of your initial Purchase Payment and any credits that we apply to your initial Purchase Payment to Subaccounts that we classify as Class A. You must allocate 20% or more of your initial

Purchase Payment and any credits that we apply to your initial Purchase Payment to Subaccounts that we classify as Class B.

Any time that you request a transfer of Contract Value between Subaccounts or make an additional Purchase Payment, you must comply with the following limitations or restrictions:

     - You may allocate your Contract Value in one or more of the Class A Subaccounts that you choose; however, you may only allocate up to 80% of your Contract Value to Subaccounts that we classify as Class A.

     - You may allocate your Contract Value in one or more of the Class B Subaccounts that you choose; however, you must allocate 20% or more of your Contract Value to Subaccounts that we classify as Class B.

     - If you make an additional Purchase Payment, you can only allocate up to 80% of the Purchase Payments to Subaccounts that we classify as Class A.

     - If you make an additional Purchase Payment, you must allocate 20% or more of the Purchase Payments to Subaccounts that we classify as Class B.

Any request to transfer Contract Value or allocate subsequent Purchase Payments that would violate these limitations and restrictions will be rejected. You will be required to submit a new request that complies with the applicable limitation or restriction. We will not be responsible for any financial impact caused by delays in processing your transaction if your request is rejected because it does not comply with an applicable limitation or restriction.

Rebalancing: On a quarterly basis, we will rebalance your Contract Value according to the current personal allocation profile that you chose for Class A and Class B Subaccounts. Unless you instruct us otherwise, we will rebalance your Contract Value in each Class A and Class B Subaccount, respectively, according to the relative proportions indicated in your personal allocation profile.

Below is a list of the Subaccounts that are classified as Class B Subaccounts. All remaining Subaccounts offered under the Contract are classified as Class A Subaccounts.


                              CLASS B SUBACCOUNTS/UNDERLYING FUNDS
                    --------------------------------------------------------


                          LEGG MASON PARTNERS VARIABLE INCOME TRUST
                            Legg Mason Partners Variable Adjustable
                            Rate Income Portfolio
                          MET INVESTORS SERIES TRUST -- CLASS A
                            BlackRock High Yield Portfolio
                            Pioneer Strategic Income Portfolio
                            PIMCO Inflation Protected Bond Portfolio
                          METROPOLITAN SERIES FUND, INC. -- CLASS A
                            BlackRock Bond Income Portfolio
                            BlackRock Money Market Portfolio
                            Western Asset Management U.S. Government
                            Portfolio
                          PIMCO VARIABLE INSURANCE
                            TRUST -- ADMINISTRATIVE CLASS
                            Total Return Portfolio


GMAB RIDER LIQUIDITY OPTION

During the 90-day period prior to the 5th anniversary of the Rider Effective Date, you may request a partial withdrawal of up to 15% of the Base Calculation Amount immediately prior to the request. Under this option, we will reduce the Base Calculation Amount by the dollar amount of the withdrawal so long as the withdrawal does not exceed the amount available for withdrawal under this provision. If you request a partial withdrawal greater than 15% of the Base Calculation Amount, we will reduce the Base Calculation Amount by the dollar amount of the withdrawal for amounts withdrawn up to the 15% limit and, for the excess amount, we will reduce the Base Calculation Amount as described above under the sub-section "Base Calculation Amount." Any partial withdrawal you make under this provision will be made free of withdrawal charges that would otherwise apply under the terms of your Contract. Additionally, any withdrawals taken under this feature will reduce your Free Withdrawal Allowance under the Contract.

This feature can only be exercised once before the Rider Maturity Date and must occur during the 90-day period prior to the 5th anniversary of the Rider Effective Date. We reserve the right to require you to exercise your rights under this provision on the anniversary of your Rider Effective Date. You must notify us in a form acceptable to us that you are exercising your rights under this GMAB Rider Liquidity Option.

CANCELLATION OF THE GMAB RIDER

You may elect to cancel the GMAB Rider at any time after the 5th anniversary of the GMAB Rider Effective Date. Upon cancellation, we will no longer deduct the annual charge for the GMAB Rider. Upon cancellation of the GMAB Rider, all rights and benefits under the GMAB Rider will cease. Upon cancellation, we will no longer apply any of the investment limitations and restrictions described above.

GMAB Rider Exchange Option -- If, during the 90-day period following the 5th anniversary of the Rider Effective Date, your Contract Value is greater than the Base Calculation Amount, you may elect to cancel the GMAB Rider and simultaneously elect either a new GMAB Rider or a GMWB Rider. You will be required to meet any eligibility requirements that apply to each rider at the time you make the election.

          Exchange for New GMAB Rider: If you elect to cancel the GMAB Rider and elect the GMAB Rider that we make available under this Rider Exchange Option, the Rider Effective Date for your new GMAB Rider will be the date we receive your request in good order. Your new GMAB Rider will be subject to a new Rider Maturity Date. The Benefit Base of your prior GMAB Rider will not apply to the new GMAB Rider. Your Contract Value as of the date you elect to exchange your GMAB Rider will be used to determine your initial Base Calculation Amount for the new rider. The new GMAB Rider will be subject to a new charge that may be higher or lower than the charge you paid for your original GMAB Rider. The GMAB Rider that we make available under this Rider Exchange Option will always feature a ten year Rider Period and may include other Rider Period durations.

          Exchange for GMWB Rider: If you elect to cancel the GMAB Rider and elect the GMWB Rider that we make available under this Rider Exchange Option, the Rider Effective Date for your GMWB Rider will be the date we receive your request. The GMWB Rider that we make available under this Rider Exchange Option will feature a 10% minimum annual withdrawal amount. The GMWB Rider will be subject to the charge then in effect for a GMWB Rider that is offered under this Rider Exchange Option.

TERMINATION

The GMAB Rider will terminate on the earliest to occur of: (1) the Rider Maturity Date; (2) the date you elect to begin receiving Annuity Payments under the Contract; (3) the date you fully surrender your Contract; (4) the date you elect to cancel the GMAB Rider (including assignments); (5) the date we receive Due Proof of Death if the surviving spouse or beneficiary does not elect to continue the Contract (if allowed); or (6) the date the GMAB Rider is cancelled and replaced with a new GMAB Rider or GMWB Rider under the Rider Exchange Option.

The annual charge for the GMAB Rider will no longer be deducted and all guarantees will cease when the rider is terminated. Further, any investment limitations and restrictions will no longer apply after the GMAB Rider is terminated. If the GMAB Rider is terminated before the Rider Maturity Date, the Benefit Base will not be paid.

CHARGE FOR GMAB

If you elect the GMAB Rider, we will deduct an additional charge on a daily basis that is equal to an annual charge of 0.50% from your Contract Value invested in the Subaccounts. The charge will be applied and will not change from the Rider Effective Date until the Rider Maturity Date unless the rider is cancelled or terminates prior to such date. If you elect to terminate the GMAB Rider prior to the Rider Maturity Date, the charge will no longer be deducted. If you elect to exchange this GMAB Rider and elect a new GMAB Rider under the Rider Exchange Option (described above), the current charge in effect for the GMAB rider will be applied, which may be higher or lower than the charge you paid for this rider.

ADDITIONAL CONSIDERATIONS

     - Your Contract cannot have any outstanding loans if you elect the GMAB Rider. Further, you may not request a loan from your Contract if you have previously elected the GMAB Rider.

     - If you die while the GMAB Rider is in effect, and your surviving spouse or Beneficiary elects to continue the Contract under the spousal contract continuance or beneficiary contract continuance provision, then the GMAB Rider will remain in effect and will continue until the Rider Maturity Date.

     - Any DCA Program that is in effect while the GMAB Rider is in effect must meet the investment limitations and restrictions of the GMAB Rider, as described above. In addition, you may not request a DCA Program that makes transfers from Class B Subaccounts to Class A Subaccounts.

     - If you are expecting to request withdrawals from your Contract, including withdrawals intended to satisfy required minimum distribution requirements, the impact of such withdrawals on the guarantees provided under the GMAB Rider will make the rider less valuable.

                               THE ANNUITY PERIOD

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MATURITY DATE

Under the Contract, you can receive regular payments ("Annuity Payments"). You can choose the month and the year in which those payments begin ("Maturity Date"). You can also choose among payout options or elect a lump sum distribution. While the Annuitant is alive, you can change your selection any time up to the Maturity Date. Annuity Payments will begin on the Maturity Date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity Payments are a series of periodic payments (a) for life;
(b) for life with a minimum number of payments or; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period. We may require proof that the Annuitant is alive before we make Annuity Payments. Not all options may be available in all states.

You may choose to annuitize at any time after the first Contract Date anniversary. Unless you elect otherwise, the Maturity Date will be the Annuitant's 90th birthday for Non-qualified Contracts and the Annuitant's 70th birthday of Qualified Contracts or ten years after the effective date of the Contract, if later (this requirement may be changed by us).

At least 30 days before the original Maturity Date, you may elect to extend the Maturity Date to any time prior to the Annuitant's 90th birthday or to a later date with our consent. You may use certain annuity options taken at the Maturity Date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with certain Qualified Contracts upon either the later of the Contract Owner's attainment of age 70 1/2 or year of retirement; or the death of the Contract Owner. You should seek independent tax advice regarding the election of minimum required distributions.

Please be aware that once the Contract is annuitized, you are ineligible to receive the death benefit you have selected, and any living benefit rider is terminated.

ALLOCATION OF ANNUITY

You may elect to receive your Annuity Payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time Annuity Payments begin, you have not made an election, we will apply your Cash Surrender Value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the Maturity Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity Payments. (See "Transfers.")

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Variable Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity

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

Payment attributable to each Variable Funding Option by the corresponding Accumulation Unit value as of 14 days before the date Annuity Payments begin. We use an Annuity Unit to measure the dollar value of an Annuity Payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you elect a variable annuity, the amount we apply to it will be the Cash Surrender Value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the Contract tables by the number of thousands of dollars of Contract Value you apply to that annuity option. The Contract tables factor in an assumed daily net investment factor of 3.0%. We call this your net investment rate. Your net investment rate of 3% corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3%, then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3%, then the dollar amount of your variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience, as described above, of the applicable funding options. The total amount of each Annuity Payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments that do not vary during the annuity period. We will calculate the dollar amount of the first fixed Annuity Payment as described under "Variable Annuity," except that the amount we apply to begin the annuity will be your Cash Surrender Value as of the date Annuity Payments begin. Payout rates will not be lower than that shown in the Contract. If it would produce a larger payment, the first fixed Annuity Payment will be determined using the Annuity Tables in effect on the Maturity Date.

                                 PAYMENT OPTIONS

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ELECTION OF OPTIONS

While the Annuitant is alive, you can change your annuity option selection any time up to the Maturity Date. Once Annuity Payments have begun, no further elections are allowed.

During the Annuitant's lifetime, if you do not elect otherwise before the Maturity Date, we will pay you (or another designated payee) the first of a series of monthly Annuity Payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain Qualified Contracts, Annuity Option 4 (Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract. (See "Annuity Options.")

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in a lump-sum.

On the Maturity Date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner.


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

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, we may pay all or any part of the Cash Surrender Value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make Annuity Payments during the lifetime of the Annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular Annuity Payments during the lifetime of the Annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make Annuity Payments during the lifetimes of the Annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make Annuity Payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payments for a Fixed Period without Life Contingency. We will make periodic payments for the period selected.

Option 6 -- Other Annuity Options. We will make any other arrangements for Annuity Payments as may be mutually agreed upon.

Please note that Option 5 may not satisfy minimum required distribution rules for Qualified Contracts. Consult a tax advisor before electing this option.

VARIABLE LIQUIDITY BENEFIT

This benefit is only offered with the annuity option "Payments for a Fixed Period without Life Contingency."

At any time after annuitization and before death, the Contract Owner may surrender and receive a payment equal to (A) minus (B), where (A) equals the present value of remaining certain payments, and (B) equals a withdrawal charge not to exceed the maximum withdrawal charge rate shown on the specifications page of the Contract multiplied by (A). The interest rate used to calculate the present value is a rate 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit. A withdrawal charge is not imposed if the surrender is made after the expiration of the withdrawal charge period shown on the specifications page of the Contract.

                        MISCELLANEOUS CONTRACT PROVISIONS

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RIGHT TO RETURN

You may return the Contract for a full refund of the Contract Value plus any Contract charges and premium taxes you paid (but not any fees and charges the Underlying Fund assessed) minus any Purchase Payment Credits within ten days after you receive it (the "right to return period"). You bear the investment risk of investing in the Variable Funding Options during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.


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

If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, or longer if your state law permits, we will refund your Purchase Payment minus any Purchase Payment Credits in full; during the remainder of the right to return period, we will refund the Contract Value (including charges) minus any Purchase Payment Credits.

During the right to return period, you will not bear any contract fees associated with the Purchase Payment Credits. The amount we return to you will include any investment gains on the credit during the right to return period. HOWEVER, IF YOU HAVE INVESTMENT LOSSES ON THE CREDIT DURING THE RIGHT TO RETURN PERIOD, WE WILL RECOVER THE ORIGINAL AMOUNT OF THE CREDIT.

We will determine the Contract Value following the close of the business day on which we receive your Contract and a Written Request for a refund. Where state law requires a different period, or the return of Purchase Payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

TERMINATION

We reserve the right to terminate the Contract on any business day if your Contract Value as of that date is less than $2,000 and you have not made Purchase Payments for at least two years, unless otherwise specified by state law. Accordingly, no Contract will be terminated due solely to negative investment performance. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the Cash Surrender Value (less any Purchase Payment Credits applied within 12 months of termination) less any applicable taxes. In certain states, we may be required to pay you the Contract Value. Federal tax law may impose additional restrictions on our right to cancel your traditional IRA, Roth IRA or other Qualified Contract.

REQUIRED REPORTS

As often as required by law, but at least once in each Contract Year before the due date of the first Annuity Payment, we will furnish a report showing the number of Accumulation Units credited to the Contract and the corresponding Accumulation Unit value(s) as of the report date for each funding option to which the Contract Owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists, as determined by the SEC, so that the sale of securities held in the Separate Account may not reasonably occur, or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. At any time, payments from the Fixed Account may be delayed up to 6 months.

                              THE SEPARATE ACCOUNTS

--------------------------------------------------------------------------------

MetLife Insurance Company of Connecticut and MetLife Life and Annuity Company of Connecticut each sponsor Separate Accounts: MetLife of CT Separate Account Eleven for Variable Annuities ("Separate Account Eleven ") and MetLife of CT Separate Account Twelve for Variable Annuities ("Separate Account Twelve"), respectively. References to "Separate Account" refer either to Separate Account Eleven or Separate Account Twelve, depending on the issuer of your Contract. Both Separate Account Eleven and Separate Account Twelve were established on November 14, 2002 and are registered with the SEC as unit investment trusts under the Investment Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the Variable Funding Options.

We hold the assets of Separate Account Eleven and Separate Account Twelve for the exclusive and separate benefit of the owners of each Separate Account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may

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

conduct. Obligations under the Contract are obligations of the Company. Any obligations that exceed the assets in the Separate Account are payable by the Company's general account. The amount of the guaranteed death benefit that exceeds the Contract Value is paid from the Company's general account. Benefit amounts paid from the general account are subject to the financial strength and claims-paying ability of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity contract owners or variable life policy owners, each Underlying Fund's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

We reserve the right to transfer assets of the Separate Account to another separate account, and/or to modify the structure or operation of the Separate Account, subject to the necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Contract Value.

PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Our advertisements may show performance figures assuming that you do not elect any optional features such as the E.S.P., GMAB or GMWB. However, if you elect any of these optional features, they involve additional charges that will serve to decrease the performance of your Variable Funding Options. You may wish to speak with your registered representative to obtain performance information specific to the optional features you may wish to select.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Fund. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Variable Funding Option. In those cases, we can create "hypothetical historical performance" of a Variable Funding Option. These figures show the performance that the Variable Funding Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges, is positive. If you allocate a portion of your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of your Contract Value may decrease in value.

                           FEDERAL TAX CONSIDERATIONS

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The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide tax or legal advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax and/or legal adviser regarding the tax implications of purchasing this Contract based upon your individual situation. For further tax information, an additional discussion of certain tax matters is contained in the SAI.


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

You are responsible for determining whether your purchase of the Contract, withdrawals, income payments and any other transaction under your Contract satisfy applicable tax law. We are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or the Employee Retirement Income Security Act of 1974 (ERISA).

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for premiums paid under an annuity and permitting tax-free transfers between the various investment options offered under the Contract. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 amended Code Section 1 to reduce the marginal tax rates on long-term capital gains and dividends to 5% and 15%. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Under current federal tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and dividends. Earnings under annuity contracts, like interest payable on fixed investments (notes, bonds, etc.), continue to be taxed as ordinary income (top rate of 35%). The tax law provides deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same calendar year to the same owner are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect. Although the law is not clear, the aggregation rule may also adversely affect the tax treatment of payments received under an income annuity where the owner has purchased more than one non-qualified annuity during the same calendar year from the same or an affiliated company after October 21, 1988, and is not receiving income payments form all annuities at the same time. Please consult your own tax advisor.

STATE AND LOCAL TAXES. The rules for state and local income taxes may differ from the federal income tax rules. Purchasers and prospective purchasers of the Contract should consult their own tax advisers and the law of the applicable taxing jurisdiction to determine what rules and tax benefits apply to the Contract.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS. For both Qualified and Non-qualified Contracts, taxable distributions taken before the Contract Owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain qualified plans. The 10% tax penalty is in addition to any other penalties that may apply under your Contract and the normal income taxes due on the distribution.

TAX-FREE EXCHANGES. Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life insurance, endowment, or annuity contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.


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TYPES OF CONTRACTS: QUALIFIED AND NON-QUALIFIED

QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds of an eligible rollover distribution from any qualified employee pension plan or individual retirement annuity (IRA), your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs, tax-sheltered annuities established by public school systems or certain tax-exempt organizations under Code Section 403(b), corporate sponsored pension and profit-sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. Another type of Qualified Contract is a Roth IRA, under which after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to the required minimum distribution rules as provided by the Code and described below. All qualified plans (including
IRAs) receive tax-deferral under the Code. Although there are no additional tax benefits to funding your qualified plan or IRA with an annuity, it does offer you additional insurance benefits, such as the availability of a guaranteed income for life.

The Contract has been submitted to the IRS for review and is awaiting approval as to form as a valid IRA. Such approval would not constitute an IRS approval or endorsement of any funding options under the contract. IRS approval as to form is not required to constitute a valid IRA. Disqualification of the Contract as an IRA could result in the immediate taxation of amounts held in the Contract and other adverse tax consequences.

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract generally have not yet been taxed, the full amount of any distributions (including the amount attributable to Purchase Payments), whether paid in the form of lump sum withdrawals or Annuity Payments, are generally taxed at ordinary income tax rates unless the distribution is transferred to an eligible rollover account or contract. There are special rules which govern the taxation of Qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified funding vehicles generally are not subject to current taxation.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for participants who are 5% or more owners of the plan sponsor) . If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value, including the Enhanced Stepped-Up Provision, as well as all living benefits such as GMAB and GMWB if available in your contract) must be added to the Contract Value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the Contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your personal tax advisor as to how these rules affect your Contract.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH: Upon the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within five years from the date of death or minimum distributions may be taken over the life expectancy of the individual

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

beneficiaries (or in the case of certain trusts that are contract beneficiaries, over the life expectancy of the individuals who are the beneficiaries of the trust), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract and defer the minimum distribution requirements.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401, 403(b), 408 AND IRA OWNERS. While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for any higher limits to be effective at a state income tax level. In other words, the permissible contribution limits for federal and state income tax purposes may be different. Therefore, in certain states, a portion of the contributions may not be excludible or deductible from state income taxes. Please consult your employer or tax adviser regarding this issue.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 for 2007, $5,000 for 2008, and may be indexed for inflation in future years. Additional "catch-up contributions" may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

Deductible contributions to an IRA and Roth IRA for the year must be aggregated for purposes of the individual Code Section 408A limits and the Code Section 219 limits (age 50+catch-up).

Partial or full distributions are treated as ordinary income, except that amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. An additional tax of 10% will apply to any taxable distribution from the IRA that is received by the participant before the age of 59 1/2 except by reason of death, disability or as part of a series of payments for life or life expectancy. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. Certain other mandatory distribution rules apply on the death of the individual. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

Section 408 (k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA and can accept an annual employer contribution limited to the lesser of $45,000 or 100% of pay for each participant in 2007.

TSAS (ERISA AND NON-ERISA)

GENERAL. TSAs fall under sec.403(b) of the Code, which provides certain tax benefits to eligible employees of public school systems and organizations that are tax exempt under sec.501(c)(3) of the Code.

In general contributions to sec.403(b) arrangements are subject to limitations under sec.415(c) of the Code (the lesser of 100% of includable compensation or the applicable limit for the year).

Note: Proposed income tax regulations issued in November 2004 would require certain fundamental changes to these arrangements including (a) a requirement that there be a written plan document in addition to the annuity contract or sec.403(b)(7) custodial account, (b) significant restrictions on the ability for participants to direct proceeds between 403(b) annuity contracts and (c) additional restrictions on withdrawals of amounts attributable to contributions other than elective deferrals.

The proposed regulations will generally not be effective until taxable years beginning after December 31, 2007 at the earliest, and may not be relied on until issued in final form. However, certain aspects including a proposed prohibition on the use of life insurance contracts under 403(b) arrangements and rules affecting payroll taxes on certain types of contributions are currently effective unless revised or revoked in final regulations.


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WITHDRAWALS AND INCOME PAYMENTS. If you are under 59 1/2, you cannot withdraw money from your TSA Contract unless the withdrawal:

     - Relates to Purchase Payments made prior to 1989 (and pre-1989 earnings on those purchase payments);

     - Is directly transferred to another permissible investment under sec.403(b) arrangements;

     -    Relates to amounts that are not salary reduction elective deferrals;

     - Occurs after you die, leave your job or become disabled (as defined by the Code); or

     - Is for financial hardship (but only to the extent of Purchase Payments) if your plan allows it.

DESIGNATED ROTH ACCOUNT FOR 403(B) PLANS. Effective January 1, 2006, employers that established and maintain a TSA/403(b) plan ("the Plan") may also establish a Qualified Roth Contribution Program under Section 402A of the Code ("Designated Roth Accounts") to accept after tax contributions as part of the TSA plan. In accordance with our administrative procedures, we may permit these contributions to be made as purchase payments to a Section 403(b) Contract under the following conditions:

     1. The employer maintaining the plan has demonstrated to our satisfaction that Designated Roth Accounts are permitted under the Plan.

     2. In accordance with our administrative procedures, the amount of elective deferrals has been irrevocably designated as an after-tax contribution to the Designated Roth Account.

     3. All state regulatory approvals have been obtained to permit the Contract to accept such after-tax elective deferral contributions (and, where permitted under the Qualified Roth Contribution Program and the Contract, rollovers and trustee-to-trustee transfers from other Designated Roth Accounts).

     4. In accordance with our procedures and in a form satisfactory to us, we may accept rollovers from other funding vehicles under any Qualified Roth Contribution Program of the same type in which the employee participates as well as trustee-to-trustee transfers from other funding vehicles under the same Qualified Roth Contribution Program for which the participant is making elective deferral contributions to the Contract.

     5. No other contribution types (including employer contributions, matching contributions, etc.) will be allowed as Designated Roth Contributions, unless they become permitted under the Code.

     6. If permitted under the federal tax law, we may permit both pre-tax contributions under a 403(b) plan as well as after-tax contributions under that Plan's Qualified Roth Contribution Program to be made under the same Contract as well as rollover contributions and contributions by trustee-to-trustee transfers. In such cases, we will account separately for the designated Roth contributions and the earnings thereon from the contributions and earnings made under the pre-tax TSA plan (whether made as elective deferrals, rollover contributions or trustee-to-trustee transfers). As between the pre-tax or traditional Plan and the Qualified Roth Contribution Program, we will allocate any living benefits or death benefits provided under the Contract on a reasonable basis, as permitted under the tax law.

     7. We may refuse to accept contributions made as rollovers and trustee-to-trustee transfers, unless we are furnished with a breakdown as between participant contributions and earnings at the time of the contribution.

Many of the federal income tax rules pertaining to Designated Roth Accounts have not yet been finalized. Both you and your employer should consult their own tax and legal advisors prior to making or permitting contributions to be made to a Qualified Roth Contribution Program.

The following general tax rules are based on our understanding of the Code and any regulations issued through December 31, 2005, and are subject to change and to different interpretation as well as additional guidance in respect to areas not previously addressed:

The employer must permit contributions under a pre-tax 403(b) plan in order to permit contributions to be irrevocably designated and made part of a Qualified Roth Contribution Program.


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Elective deferral contributions to the Designated Roth Account must be aggregated with all other elective deferral contributions made by a taxpayer for purposes of the individual Code Section 402(g) limits and the Code Section 414(v) limits (relating to age 50 and over catch-up contributions) as well as contribution limits that apply under the Plan.

In general, the same tax law rules with respect to restricted monies, triggering events and permitted distributions will apply to the Designated Roth Accounts under the Plan as apply to the traditional pre-tax accounts under the Plan (e.g., death or disability of participant, severance from employment, attainment of age 59 1/2 and hardship withdrawals only with respect to contributions (if permitted under the Plan)).

If the amounts have been held under any Designated Roth Account of a participant for at least five years and are made on account of death, disability or after attainment of age 59 1/2, then any withdrawal, distribution or payment of these amounts is generally free of federal income tax ("Qualified Distributions").

Unlike Roth IRAs, withdrawal, distributions and payments that do not meet the five year rule will generally be taxed on a pro-rated basis with respect to earnings and after-tax contributions. The 10% penalty tax will generally apply on the same basis as a traditional pre-tax account under the Plan. Additionally, rollover distributions may only be made tax-free into another Designated Roth Account or into a Roth IRA.

Some states may not permit contributions to be made to a Qualified Roth Contribution Program or may require additional conforming legislation for these rules to become effective.

LOANS. If your TSA Contract permits loans, such loans will be made only from any Fixed Interest Account balance and only up to certain limits. In that case, we credit your Fixed Interest Account balance up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate we charge for the loan.

The Code and applicable income tax regulations limit the amount that may be borrowed from your Contract and all you employer plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a proscribed term.

Your Contract will indicate whether loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of your loan agreement and Federal tax law could have adverse tax consequences. Consult a tax advisor and read your loan agreement and Contract prior to taking any loan.

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations, (similar to the annual limits for traditional IRAs), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

NON-QUALIFIED ANNUITY CONTRACTS

If you purchase the Contract on an individual basis with after-tax dollars and not under one of the programs described above, your Contract is referred to as non-qualified. As the owner of a non-qualified annuity, you do not receive any tax benefit (deduction or deferral of income) on Purchase Payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal made prior to the Maturity Date or in the form of periodic Annuity Payments. As a general rule, there is income in the Contract


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(earnings) to the extent the Contract Value exceeds your investment in the
Contract. The investment in the Contract equals the total Purchase Payments less any amount received previously which was excludible from gross income.

Generally, different tax rules apply to Annuity Payments than to withdrawals and payments received before the annuity starting date. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings under federal tax laws.

Similarly, when you receive an Annuity Payment, part of each periodic payment is considered a return of your Purchase Payments and will not be taxed, but the remaining portion of the Annuity Payment (i.e., any earnings) will be considered ordinary income for federal income tax purposes. Annuity Payments are subject to an "excludable amount" or "exclusion ratio" which determines how much of each payment is treated as:

     -    a non-taxable return of your Purchase Payment; or

     -    a taxable payment of earnings.

We generally will tell you how much of each Annuity Payment is a non-taxable return of your Purchase Payments. However, it is possible that the IRS could conclude that the taxable portion of Annuity Payments under a non-qualified contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your Purchase Payments equals your Purchase Payments, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your Annuity Payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

Code Section 72(s) requires that non-qualified annuity contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the Joint Owners. If these requirements are not met, the Contract will not be treated as an annuity contract for federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

If a non-qualified annuity is owned by a non-natural person (e.g., a corporation), increases in the value of the Contract attributable to Purchase Payments made after February 28, 1986 are includable in income annually and taxed at ordinary income tax rates. Furthermore, for contracts issued after April 22, 1987, if the Contract is transferred to another person or entity without adequate consideration, all deferred increases in value will be treated as income for federal income tax purposes at the time of the transfer.

PARTIAL WITHDRAWALS: If you make a partial withdrawal of your Contract Value, the distribution generally will be taxed as first coming from earnings (income in the Contract) and then from your Purchase Payments. These withdrawn earnings are includable in your taxable income. (See Penalty Tax for Premature Distributions below.) Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have tax consequences in the year taken. It should be noted that there is no guidance as to the determination of the amount of income in a Contract if it is issued with a Guaranteed Minimum Withdrawal Benefit (GMWB). Therefore, you should consult with your tax adviser as to the potential tax consequences of a partial surrender if your Contract is issued with a GMWB.

PARTIAL ANNUITIZATIONS (IF AVAILABLE WITH YOUR CONTRACT): At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is applied to a payment option. Currently, we will treat the application of less than your entire Contract Value under a Non-qualified Contract to a payment option (i.e. taking Annuity Payments) as a taxable withdrawal for federal income tax purposes (which may also be subject to the 10% penalty tax if you are under age 59 1/2). We will then treat the amount of the withdrawal (after any deductions for taxes) as the purchase price of an income annuity and tax report the income payments received under that annuity under the rules for variable income annuities. Consult your tax attorney prior to partially annuitizing your Contract.

We will determine the excludable amount for each income payment under the Contract as a whole by using the rules applicable to variable income payments in general (i.e. by dividing your after-tax purchase price, as adjusted for any refund or guarantee feature, by the number of expected income payments from the appropriate IRS table). However, the IRS may determine that the excludable amount is different from our computation.


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DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any non-qualified variable annuity contracts based on a Separate Account must meet specific diversification standards. Non-qualified variable annuity contracts shall not be treated as an annuity for federal income tax purposes if investments made in the account are not adequately diversified. Final tax regulations define how Separate Accounts must be diversified. The Company constantly monitors the diversification of investments and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax-deferred treatment, requiring the current inclusion of a proportionate share of the income and gains from the Separate Account assets in the income of each Contract Owner. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the Contract Owners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Non-qualified Contract because of the death of an owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract; or (ii) if distributed under a payment option, they are taxed in the same way as Annuity Payments.

OTHER TAX CONSIDERATIONS

TREATMENT OF CHARGES FOR OPTIONAL BENEFITS

The Contract may provide one or more optional enhanced death benefits or other minimum guaranteed benefit that in some cases may exceed the greater of purchase price or the Contract Value. It is possible that the Internal Revenue Service may take the position that the charges for the optional enhanced benefit(s) are deemed to be taxable distributions to you. Although we do not believe that a charge under such optional enhanced benefit should be treated as a taxable withdrawal, you should consult with your tax adviser before selecting any rider or endorsement to the Contract.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT

If you have purchased the Guaranteed Minimum Withdrawal Benefit, where otherwise made available, note the following:

The tax treatment of withdrawals under such a benefit is uncertain. It is conceivable that the amount of potential gain could be determined based on the remaining amounts guaranteed to be available for withdrawal at the time of the withdrawal if greater than the Contract Value (prior to withdrawal charges). This could result in a greater amount of taxable income in certain cases. In general, at the present time, the Company intends to tax report such withdrawals using the Contract Value rather than the remaining benefit to determine gain. However, in cases where the maximum permitted withdrawal in any year under any version of the Guaranteed Minimum Withdrawal Benefit exceeds the Contract Value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal.

In the event that the Contract Value goes to zero, and either the Remaining Benefit Base is paid out in fixed installments, we will treat such payments as income annuity payments under the tax law and allow recovery of any remaining basis ratably over the expected number of payments.


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The Company reserves the right to change its tax reporting practices where we determine that it is not in accordance with IRS guidance (whether formal or informal).

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to U.S. source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that income from the Contract received by NRAs is considered U.S. source income. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty, provided that the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Separate Account or to the Contract Owners since the Company is the owner of the assets from which the tax benefits are derived.

                                OTHER INFORMATION

--------------------------------------------------------------------------------

THE INSURANCE COMPANIES

Please refer to your Contract to determine which Company issued your Contract.

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

MetLife Life and Annuity Company of Connecticut is a stock insurance company chartered in 1973 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States (except New York), the District of Columbia and Puerto Rico. The Company is an indirect wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.


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FINANCIAL STATEMENTS

The financial statements for the Company and its Separate Account are located in the Statement of Additional Information.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. MetLife Insurance Company of Connecticut and MetLife Life and Annuity Company of Connecticut (together the "Company") have appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. Prior to October 20, 2006, the principal underwriter and distributor was MLI Distribution LLC, which merged with and into MLIDC on that date. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g. commissions payable to retail broker-dealers who sell the Contracts). MLIDC does not retain any fees under the Contracts; however, MLIDLLC may receive 12b-1 fees from the Underlying Funds.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

MLIDC and the Company enter into selling agreements with affiliated and unaffiliated broker-dealers who are registered with the SEC and are members of the NASD, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such affiliated or unaffiliated broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company intends to offer the Contract in all jurisdictions where it is licensed to do business and where the Contract is approved. The Contracts are offered on a continuous basis.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and non-cash compensation and other benefits. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates.

We generally pay compensation as a percentage of Purchase Payments invested in the Contract. Alternatively, we may pay lower compensation on Purchase Payments but pay periodic asset-based compensation based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 7.50% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 1.50% annually of average Contract Value (if asset-based compensation is paid to registered representatives).

We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of all Purchase Payments allocated to the American Funds Growth Fund, the American Funds Growth-Income Fund, and the American Funds Global Growth Fund for services it provides in marketing the Fund's shares in connection with the Contract.

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.


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These preferred distribution arrangements will not be offered to all broker-
dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products. The Company and MLIDC have entered into a preferred distribution arrangement with their affiliate Tower Square Securities, Inc. and with the unaffiliated broker-dealer firms identified in the Statement of Additional Information. The Company and MLIDC may enter into similar arrangements with their other affiliates, MetLife Securities, Inc., Walnut Street Securities, Inc., and New England Securities Corporation. See the "Statement of Additional Information -- DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT" for a list of the broker-dealer firms that received such additional compensation during 2006, as well as the range of additional compensation paid.

The Company and MLIDC have entered into selling agreements with certain broker-dealer firms that have an affiliate that acts as investment adviser or sub-adviser to one or more Underlying Funds that may be offered under the Contracts. These investment advisory firms include Fidelity Management & Research Company, Morgan Stanley Investment Advisers Inc., Merrill Lynch Investment Managers, L.P., MetLife Investment Funds Management LLC, MetLife Advisers, LLC and Met Investors Advisory LLC. MetLife Investment Funds Management LLC, MetLife Advisers, LLC and Met Investors Advisory LLC are affiliates of the Company. Registered representatives of broker-dealer firms with an affiliated company acting as an adviser or a sub-adviser may favor these Funds when offering the Contracts.

SALE BY AFFILIATES OF THE COMPANY. The Company and MLIDC may offer the Contracts through retail broker-dealer firms that are affiliates of the Company, including Tower Square Securities, Inc., MetLife Securities, Inc., Walnut Street Securities, Inc. and New England Securities Corporation. The compensation paid to affiliated broker-dealer firms for sales of the Contracts is generally not expected to exceed, on a present value basis, the percentages described above. These broker-dealer firms pay their registered representatives all or a portion of the commissions received for their sales of Contracts; some firms may retain a portion of commissions. The amount the broker dealer firms pass on to their registered representatives is determined in accordance with their internal compensation programs. These programs may also include other types of cash compensation, such as bonuses, equity awards (such as stock options), training allowances, supplementary salary, financing arrangements, marketing support, medical and other insurance benefits, retirement benefits, and other benefits. For registered representatives of certain affiliates, the amount of this additional cash compensation is based primarily on the amount of proprietary products sold and serviced by the representative. Proprietary products are those issued by the Company or its affiliates. The managers who supervise these registered representatives may also be entitled to additional cash compensation based on the sale of proprietary products by their representatives. Because the additional cash compensation paid to these registered representatives and their managers is primarily based on sales of proprietary products, these registered representatives and their managers have an incentive to favor the sale of proprietary products over other products issued by non-affiliates.

MetLife registered representatives receive cash payments for the products they sell and service based upon a 'gross dealer concession' model. The cash payment is equal to a percentage of the gross dealer concession. For MetLife registered representatives other than those in our MetLife Resources (MLR) Division, the percentage is determined by a formula that takes into consideration the amount of premiums and purchase payments applied to proprietary products that the registered representative sells and services. The percentage could be as high as 100%. (MLR registered representatives receive compensation based upon premiums and purchase payments applied to all products sold and serviced by the representative.) In addition, all MetLife registered representatives are entitled to the additional compensation described above based on sales of proprietary products. Because sales of proprietary products are a factor determining the percentage of gross dealer concession and/or the amount of additional compensation to which MetLife registered representatives are entitled, they have an incentive to favor the sale of proprietary products. In addition, because their sales managers' compensation is based on the sales made by the representatives they supervise, these sales managers also have an incentive to favor the sale of proprietary products.

The Company's affiliates also offer their registered representatives and their managers non-cash compensation incentives, such as conferences, trips, prizes and awards. Other non-cash compensation payments may be made for other services that are not directly related to the sale of products. These payments may include support services in the form of recruitment and training of personnel, production of promotional materials and similar services.


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CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a contract govern that Contract. Where a state has not approved a contract feature or funding option, it will not be available in that state. Any paid-up annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders, we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. The effect of this proportional voting is that a small number of Contract Owners may control the outcome of the vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts.

                       THIS PAGE INTENTIONALLY LEFT BLANK.

                                   APPENDIX A

                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. The Separate Account Charges that fall in between this range are included in the SAI, which is free of charge. You may request a copy of the SAI by calling the toll-free number found on the first page of this prospectus or by mailing in the coupon attached in Appendix F. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

                         SEPARATE ACCOUNT CHARGES 1.55%



                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


AllianceBernstein Variable Products Series Fund,
  Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03).................................  2006        1.383            1.353                --
                                                     2005        1.223            1.383           358,260
                                                     2004        1.146            1.223           303,031
                                                     2003        1.000            1.146             6,742

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03)...........................................  2006        1.657            1.964         1,452,537
                                                     2005        1.475            1.657         1,228,534
                                                     2004        1.320            1.475           615,070
                                                     2003        1.000            1.320            13,590

  American Funds Growth Subaccount (Class 2)
  (6/03)...........................................  2006        1.596            1.732         4,339,810
                                                     2005        1.395            1.596         4,120,101
                                                     2004        1.259            1.395         2,082,365
                                                     2003        1.000            1.259            82,410

  American Funds Growth-Income Subaccount (Class 2)
  (6/03)...........................................  2006        1.423            1.614         3,351,115
                                                     2005        1.366            1.423         3,205,012
                                                     2004        1.257            1.366         1,513,638
                                                     2003        1.000            1.257            93,416

Capital Appreciation Fund
  Capital Appreciation Fund (8/03).................  2006        1.666            1.649                --
                                                     2005        1.432            1.666         1,101,001
                                                     2004        1.217            1.432           243,803
                                                     2003        1.000            1.217             6,582

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (8/03)...........................................  2006        1.726            2.254                --
                                                     2005        1.635            1.726         2,135,221
                                                     2004        1.264            1.635           706,731
                                                     2003        1.000            1.264            19,257

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (7/03)...................................  2006        1.245            1.428           370,218
                                                     2005        1.212            1.245           453,659
                                                     2004        1.171            1.212           248,149
                                                     2003        1.000            1.171                --

  Dreyfus VIF Developing Leaders Subaccount
  (Initial Shares) (7/03)..........................  2006        1.467            1.499           812,632
                                                     2005        1.408            1.467           825,006
                                                     2004        1.285            1.408           507,209
                                                     2003        1.000            1.285            28,529

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (4/04)...............................  2006        1.316            1.431                --
                                                     2005        1.213            1.316           565,817
                                                     2004        1.079            1.213            55,421
                                                     2003        1.000            1.079                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (1/04)...............................  2006        1.313            1.464                --
                                                     2005        1.211            1.313           413,673
                                                     2004        1.072            1.211           149,956
                                                     2003        1.000            1.072                --

Franklin Templeton Variable Insurance Products
  Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (8/03)........................................  2006        1.457            1.699                --
                                                     2005        1.339            1.457           414,439
                                                     2004        1.207            1.339           103,042
                                                     2003        1.000            1.207            27,469

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (8/03)......................  2006        2.279            2.874         1,119,500
                                                     2005        1.816            2.279           946,947
                                                     2004        1.479            1.816           407,794
                                                     2003        1.000            1.479             5,154

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03).................................  2006        1.694            2.026         1,692,748
                                                     2005        1.562            1.694         1,391,810
                                                     2004        1.338            1.562           542,562
                                                     2003        1.216            1.338             8,952

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (8/03).................................  2006        1.626            1.950                --
                                                     2005        1.517            1.626         1,766,854
                                                     2004        1.328            1.517           573,757
                                                     2003        1.000            1.328            47,400

High Yield Bond Trust
  High Yield Bond Trust (6/04).....................  2006        1.060            1.084                --
                                                     2005        1.063            1.060         2,095,074
                                                     2004        0.990            1.063           588,257

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (6/03)...........................................  2006        1.237            1.278                --
                                                     2005        1.167            1.237             9,778
                                                     2004        1.094            1.167             9,561
                                                     2003        1.000            1.094                --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (8/03)..........................  2006        1.483            1.552            10,079
                                                     2005        1.340            1.483             9,849
                                                     2004        1.192            1.340             9,778
                                                     2003        1.000            1.192             6,687

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/03)...................................  2006        1.508            1.601            90,727
                                                     2005        1.373            1.508            79,643
                                                     2004        1.386            1.373            62,149
                                                     2003        1.000            1.386             5,755

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (8/03)...................................  2006        1.341            1.558            27,069
                                                     2005        1.290            1.341            28,013
                                                     2004        1.254            1.290            28,335
                                                     2003        1.000            1.254             6,521

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (8/03)....  2006        1.546            1.735                --
                                                     2005        1.509            1.546           391,840
                                                     2004        1.334            1.509            88,037
                                                     2003        1.000            1.334             6,091

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/03).......  2006        1.432            1.665           591,876
                                                     2005        1.398            1.432           555,220
                                                     2004        1.311            1.398           324,478
                                                     2003        1.000            1.311            89,357

  LMPVPI Investors Subaccount (Class I) (8/03).....  2006        1.452            1.691           223,199
                                                     2005        1.385            1.452           231,023
                                                     2004        1.274            1.385           198,121
                                                     2003        1.000            1.274            17,120

  LMPVPI Large Cap Growth Subaccount (Class I)
  (8/03)...........................................  2006        1.341            1.377           209,901
                                                     2005        1.295            1.341           196,548
                                                     2004        1.308            1.295           184,421
                                                     2003        1.000            1.308            67,278

  LMPVPI Small Cap Growth Subaccount (Class I)
  (7/03)...........................................  2006        1.674            1.859           361,732
                                                     2005        1.621            1.674           378,829
                                                     2004        1.430            1.621           222,615
                                                     2003        1.000            1.430            36,673

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (8/03)...........................................  2006        1.480            1.619           891,387
                                                     2005        1.368            1.480           864,799
                                                     2004        1.274            1.368           383,360
                                                     2003        1.000            1.274            76,702

  LMPVPII Equity Index Subaccount (Class II)
  (5/03)...........................................  2006        1.350            1.531         1,488,265
                                                     2005        1.316            1.350         1,520,272
                                                     2004        1.212            1.316           827,007
                                                     2003        1.000            1.212            38,999

  LMPVPII Growth and Income Subaccount (Class I)
  (10/03)..........................................  2006        1.338            1.481           105,264
                                                     2005        1.311            1.338           132,091
                                                     2004        1.229            1.311           114,055
                                                     2003        1.000            1.229            15,280

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount
  (11/03)..........................................  2006        1.003            1.028           632,391
                                                     2005        0.995            1.003           628,049
                                                     2004        0.999            0.995           297,209
                                                     2003        1.000            0.999            11,021

  LMPVPIII Social Awareness Stock Subaccount
  (5/04)...........................................  2006        1.075            1.140           254,843
                                                     2005        1.046            1.075           215,679
                                                     2004        0.945            1.046            30,549

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class
  VC) (8/03).......................................  2006        1.402            1.619           787,465
                                                     2005        1.379            1.402           770,894
                                                     2004        1.243            1.379           247,185
                                                     2003        1.000            1.243            15,890

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (6/03)...........................................  2006        1.638            1.810         1,076,073
                                                     2005        1.537            1.638         1,157,746
                                                     2004        1.258            1.537           566,176
                                                     2003        1.000            1.258                --

Managed Assets Trust
  Managed Assets Trust (5/04)......................  2006        1.085            1.120                --
                                                     2005        1.061            1.085           700,137
                                                     2004        0.981            1.061           318,685

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)........................................  2006        1.802            1.716           798,656

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06)...........................................  2006        1.248            1.316           698,795

  MIST BlackRock Large-Cap Core Subaccount (Class
  A) (4/06)........................................  2006        1.553            1.645           420,830

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.272            1.356            13,952

  MIST Harris Oakmark International Subaccount
  (Class A) (4/06) *...............................  2006        1.788            1.970           574,216

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)........................................  2006        1.649            1.691         1,065,180

  MIST Legg Mason Partners Managed Assets
  Subaccount (Class A) (4/06)......................  2006        1.120            1.184           643,129

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)........................................  2006        1.258            1.318           449,092

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06).................................  2006        1.001            1.078         1,890,378

  MIST Lord Abbett Mid-Cap Value Subaccount (Class
  B) (5/06)........................................  2006        0.965            1.072            43,447

  MIST Met/AIM Capital Appreciation Subaccount
  (Class A) (4/06).................................  2006        1.466            1.449           425,435

  MIST Met/AIM Small Cap Growth Subaccount (Class
  A) (4/06)........................................  2006        1.274            1.265            36,459

  MIST MFS(R) Value Subaccount (Class A) (4/06)....  2006        1.259            1.392         1,059,295

  MIST Neuberger Berman Real Estate Subaccount
  (Class A) (4/06).................................  2006        1.003            1.221         3,987,089

  MIST Pioneer Fund Subaccount (Class A) (4/06)....  2006        1.444            1.553           256,542

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.106            1.164            33,013

  MIST Pioneer Strategic Income Subaccount (Class
  A) (4/06)........................................  2006        1.120            1.160         1,384,433

  MIST Third Avenue Small Cap Value Subaccount
  (Class B) (4/06).................................  2006        1.003            1.029         1,346,480

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)........................................  2006        1.547            1.510           851,122

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06)...........................................  2006        1.024            1.064         1,708,494

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06)...........................................  2006        1.011            1.034         4,061,837

  MSF FI Large Cap Subaccount (Class A) (4/06).....  2006        1.375            1.394           430,716

  MSF FI Value Leaders Subaccount (Class D)
  (4/06)...........................................  2006        1.444            1.482         1,016,189

  MSF MetLife Aggressive Allocation Subaccount
  (4/06)...........................................  2006        1.002            1.061           234,181

  MSF MetLife Conservative Allocation Subaccount
  (4/06)...........................................  2006        1.001            1.043             6,428

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)................................  2006        1.002            1.050           281,930

  MSF MetLife Moderate Allocation Subaccount
  (4/06)...........................................  2006        1.002            1.055         1,224,400

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)................................  2006        1.002            1.060           991,816

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06)...........................................  2006        1.294            1.383         3,898,386

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  MSF Oppenheimer Global Equity Subaccount (Class
  B) (4/06)........................................  2006        0.996            1.051         3,809,436

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06).................................  2006        0.998            1.069           462,821

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)......................  2006        1.084            1.153         2,310,539

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *....................  2006        1.037            1.073         2,071,909

Money Market Portfolio
  Money Market Subaccount (8/03)...................  2006        1.002            1.011                --
                                                     2005        0.989            1.002         3,877,043
                                                     2004        0.994            0.989         2,669,983
                                                     2003        1.000            0.994            91,318

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (6/04)...................................  2006        1.096            1.159                --
                                                     2005        1.053            1.096           989,157
                                                     2004        0.992            1.053           308,472

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (6/03)....................................  2006        1.128            1.119         2,218,420
                                                     2005        1.122            1.128         2,125,161
                                                     2004        1.047            1.122           999,663
                                                     2003        1.000            1.047            30,865

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (6/03)....................................  2006        1.055            1.079         4,182,328
                                                     2005        1.046            1.055         3,970,841
                                                     2004        1.013            1.046         1,655,495
                                                     2003        1.000            1.013           126,742

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (9/03).......................................  2006        1.635            2.056           118,050
                                                     2005        1.480            1.635           142,716
                                                     2004        1.294            1.480           146,421
                                                     2003        1.000            1.294                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (6/03)...........................................  2006        1.873            2.163         1,994,384
                                                     2005        1.777            1.873         1,906,379
                                                     2004        1.430            1.777           929,388
                                                     2003        1.000            1.430             5,544

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (8/03)...........................................  2006        1.376            1.466                --
                                                     2005        1.286            1.376           353,616
                                                     2004        1.226            1.286           143,448
                                                     2003        1.000            1.226            27,619

  Travelers Convertible Securities Subaccount
  (9/03)...........................................  2006        1.180            1.258                --
                                                     2005        1.194            1.180           389,362
                                                     2004        1.141            1.194           379,542
                                                     2003        1.000            1.141            25,027

  Travelers Disciplined Mid Cap Stock Subaccount
  (8/03)...........................................  2006        1.650            1.802                --
                                                     2005        1.490            1.650           824,421
                                                     2004        1.300            1.490           660,065
                                                     2003        1.000            1.300            48,134

  Travelers Equity Income Subaccount (9/03)........  2006        1.374            1.444                --
                                                     2005        1.336            1.374         1,015,732
                                                     2004        1.235            1.336           424,331
                                                     2003        1.000            1.235            43,114

  Travelers Federated High Yield Subaccount
  (7/03)...........................................  2006        1.217            1.248                --
                                                     2005        1.205            1.217           700,501
                                                     2004        1.109            1.205           459,955
                                                     2003        1.000            1.109            79,698

  Travelers Federated Stock Subaccount (10/03).....  2006        1.412            1.463                --
                                                     2005        1.362            1.412           106,315
                                                     2004        1.251            1.362            72,280
                                                     2003        1.000            1.251                --

  Travelers Large Cap Subaccount (11/03)...........  2006        1.334            1.375                --
                                                     2005        1.247            1.334           260,734
                                                     2004        1.189            1.247            56,997
                                                     2003        1.000            1.189                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)................................  2006        1.101            1.170                --
                                                     2005        1.019            1.101           217,807

  Travelers Managed Allocation Series: Conservative
  Subaccount (6/05)................................  2006        1.031            1.035                --
                                                     2005        1.017            1.031                --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)................................  2006        1.068            1.106                --
                                                     2005        1.000            1.068         1,041,717

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).....................  2006        1.078            1.125                --
                                                     2005        1.000            1.078           522,363

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (5/05)...................  2006        1.047            1.068                --
                                                     2005        1.000            1.047           110,255

  Travelers Mercury Large Cap Core Subaccount
  (6/03)...........................................  2006        1.462            1.553                --
                                                     2005        1.325            1.462           401,161
                                                     2004        1.161            1.325           168,721
                                                     2003        1.000            1.161                --

  Travelers MFS(R) Mid Cap Growth Subaccount
  (6/03)...........................................  2006        1.462            1.547                --
                                                     2005        1.440            1.462           900,274
                                                     2004        1.282            1.440           443,087
                                                     2003        1.000            1.282            20,755

  Travelers MFS(R) Total Return Subaccount (6/03)..  2006        1.253            1.294                --
                                                     2005        1.236            1.253         3,821,058
                                                     2004        1.126            1.236         1,761,719
                                                     2003        1.000            1.126            56,519

  Travelers MFS(R) Value Subaccount (5/04).........  2006        1.165            1.259                --
                                                     2005        1.112            1.165           864,003
                                                     2004        0.962            1.112           298,850

  Travelers Mondrian International Stock Subaccount
  (8/03)...........................................  2006        1.556            1.788                --
                                                     2005        1.443            1.556           428,892
                                                     2004        1.266            1.443           249,460
                                                     2003        1.000            1.266                --

  Travelers Pioneer Fund Subaccount (6/03).........  2006        1.361            1.444                --
                                                     2005        1.304            1.361           260,735
                                                     2004        1.192            1.304           107,327
                                                     2003        1.000            1.192               961

  Travelers Pioneer Mid Cap Value Subaccount
  (5/05)...........................................  2006        1.051            1.106                --
                                                     2005        1.000            1.051            19,291

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Pioneer Strategic Income Subaccount
  (5/04)...........................................  2006        1.108            1.120                --
                                                     2005        1.086            1.108         1,091,583
                                                     2004        0.971            1.086           184,406

  Travelers Quality Bond Subaccount (6/03).........  2006        1.033            1.024                --
                                                     2005        1.033            1.033         1,830,184
                                                     2004        1.015            1.033           991,325
                                                     2003        1.000            1.015            82,924

  Travelers Strategic Equity Subaccount (8/03).....  2006        1.340            1.398                --
                                                     2005        1.334            1.340           191,904
                                                     2004        1.229            1.334            68,469
                                                     2003        1.000            1.229            21,722

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)................................  2006        1.107            1.274                --
                                                     2005        1.000            1.107             2,872

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)................................  2006        1.109            1.272                --
                                                     2005        1.000            1.109                --

  Travelers U.S. Government Securities Subaccount
  (7/04)...........................................  2006        1.075            1.037                --
                                                     2005        1.047            1.075         2,031,622
                                                     2004        1.003            1.047           785,536

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03)...........................................  2006        1.495            1.708         1,477,908
                                                     2005        1.458            1.495         1,507,051
                                                     2004        1.261            1.458           594,872
                                                     2003        1.000            1.261                --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (10/03)..........................................  2006        1.289            1.356            40,189
                                                     2005        1.214            1.289            37,961
                                                     2004        1.188            1.214            34,997
                                                     2003        1.000            1.188                --

Variable Insurance Products Fund
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/03)...........................................  2006        1.615            1.772         2,179,376
                                                     2005        1.406            1.615         1,864,337
                                                     2004        1.240            1.406           619,711
                                                     2003        1.000            1.240             7,398

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/03).........................  2006        1.405            1.574           145,996
                                                     2005        1.182            1.405           157,636
                                                     2004        1.185            1.182            60,121
                                                     2003        1.000            1.185             6,599

  VIP Mid Cap Subaccount (Service Class 2) (9/03)..  2006        2.013            2.227         2,870,769
                                                     2005        1.732            2.013         2,663,948
                                                     2004        1.411            1.732         1,199,255
                                                     2003        1.000            1.411            30,189




                         SEPARATE ACCOUNT CHARGES 2.60%



                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


AllianceBernstein Variable Products Series Fund,
  Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03).................................  2006        1.183            1.145               --
                                                     2005        1.057            1.183               --
                                                     2004        1.000            1.057               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03)...........................................  2006        1.236            1.450           26,525
                                                     2005        1.112            1.236           24,241
                                                     2004        1.000            1.112            5,051

  American Funds Growth Subaccount (Class 2)
  (6/03)...........................................  2006        1.228            1.318           59,867
                                                     2005        1.084            1.228           44,102
                                                     2004        1.000            1.084            7,719

  American Funds Growth-Income Subaccount (Class 2)
  (6/03)...........................................  2006        1.097            1.231           15,229
                                                     2005        1.063            1.097           15,383
                                                     2004        1.000            1.063           10,471

Capital Appreciation Fund
  Capital Appreciation Fund (8/03).................  2006        1.345            1.326               --
                                                     2005        1.168            1.345           26,302
                                                     2004        1.000            1.168               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (8/03)...........................................  2006        1.343            1.735               --
                                                     2005        1.286            1.343           14,247
                                                     2004        1.000            1.286            4,335

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (7/03)...................................  2006        1.039            1.179               --
                                                     2005        1.021            1.039               --
                                                     2004        1.000            1.021               --

  Dreyfus VIF Developing Leaders Subaccount
  (Initial Shares) (7/03)..........................  2006        1.126            1.138           15,604
                                                     2005        1.092            1.126           12,961
                                                     2004        1.000            1.092               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (4/04)...............................  2006        1.197            1.298               --
                                                     2005        1.115            1.197           11,156
                                                     2004        1.000            1.115               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (1/04)...............................  2006        1.199            1.332               --
                                                     2005        1.118            1.199               --
                                                     2004        1.000            1.118               --

Franklin Templeton Variable Insurance Products
  Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (8/03)........................................  2006        1.184            1.365               --
                                                     2005        1.099            1.184            3,577
                                                     2004        1.000            1.099            2,543

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (8/03)......................  2006        1.564            1.952           36,185
                                                     2005        1.260            1.564           32,685
                                                     2004        1.000            1.260               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (9/03).................................  2006        1.239            1.467          114,538
                                                     2005        1.154            1.239          104,324
                                                     2004        1.000            1.154            4,481

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (8/03).................................  2006        1.186            1.408               --
                                                     2005        1.118            1.186               --
                                                     2004        1.000            1.118               --

High Yield Bond Trust
  High Yield Bond Trust (6/04).....................  2006        1.061            1.081               --
                                                     2005        1.074            1.061               --
                                                     2004        1.006            1.074               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (6/03)...........................................  2006        1.119            1.152               --
                                                     2005        1.067            1.119               --
                                                     2004        1.000            1.067               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (8/03)..........................  2006        1.135            1.176               --
                                                     2005        1.037            1.135               --
                                                     2004        1.000            1.037               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (8/03)...................................  2006        1.142            1.200               --
                                                     2005        1.051            1.142               --
                                                     2004        1.000            1.051               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (8/03)...................................  2006        1.117            1.283               --
                                                     2005        1.085            1.117               --
                                                     2004        1.000            1.085               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (8/03)....  2006        1.139            1.268               --
                                                     2005        1.124            1.139               --
                                                     2004        1.000            1.124               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/03).......  2006        1.070            1.232               --
                                                     2005        1.056            1.070               --
                                                     2004        1.000            1.056               --

  LMPVPI Investors Subaccount (Class I) (8/03).....  2006        1.119            1.289               --
                                                     2005        1.078            1.119               --
                                                     2004        1.000            1.078               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (8/03)...........................................  2006        1.014            1.030               --
                                                     2005        0.989            1.014               --
                                                     2004        1.000            0.989               --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (7/03)...........................................  2006        1.190            1.308           12,485
                                                     2005        1.164            1.190            6,033
                                                     2004        1.000            1.164               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (8/03)...........................................  2006        1.127            1.220               --
                                                     2005        1.053            1.127               --
                                                     2004        1.000            1.053               --

  LMPVPII Equity Index Subaccount (Class II)
  (5/03)...........................................  2006        1.085            1.217               --
                                                     2005        1.068            1.085               --
                                                     2004        1.000            1.068               --

  LMPVPII Growth and Income Subaccount (Class I)
  (10/03)..........................................  2006        1.074            1.177               --
                                                     2005        1.064            1.074               --
                                                     2004        1.000            1.064               --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount
  (11/03)..........................................  2006        0.994            1.008               --
                                                     2005        0.996            0.994            4,266
                                                     2004        1.000            0.996            2,774

  LMPVPIII Social Awareness Stock Subaccount
  (5/04)...........................................  2006        1.092            1.146               --
                                                     2005        1.074            1.092               --
                                                     2004        1.000            1.074               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class
  VC) (8/03).......................................  2006        1.105            1.262           17,407
                                                     2005        1.098            1.105           16,054
                                                     2004        1.000            1.098               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (6/03)...........................................  2006        1.222            1.337               --
                                                     2005        1.159            1.222               --
                                                     2004        1.000            1.159               --

Managed Assets Trust
  Managed Assets Trust (5/04)......................  2006        1.083            1.114               --
                                                     2005        1.070            1.083               --
                                                     2004        1.000            1.070               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)........................................  2006        1.333            1.260           32,759

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06)...........................................  2006        1.100            1.151               --

  MIST BlackRock Large-Cap Core Subaccount (Class
  A) (4/06)........................................  2006        1.297            1.364           14,379

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.259            1.333               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  MIST Harris Oakmark International Subaccount
  (Class A) (4/06) *...............................  2006        1.397            1.529            8,001

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)........................................  2006        1.326            1.351           28,582

  MIST Legg Mason Partners Managed Assets
  Subaccount (Class A) (4/06)......................  2006        1.114            1.169               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)........................................  2006        1.081            1.126               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *...............................  2006        1.001            1.070               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class
  B) (5/06)........................................  2006        0.964            1.065               --

  MIST Met/AIM Capital Appreciation Subaccount
  (Class A) (4/06).................................  2006        1.184            1.162           16,064

  MIST Met/AIM Small Cap Growth Subaccount (Class
  A) (4/06)........................................  2006        1.262            1.244               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)....  2006        1.257            1.379               --

  MIST Neuberger Berman Real Estate Subaccount
  (Class A) (4/06).................................  2006        1.003            1.212           26,996

  MIST Pioneer Fund Subaccount (Class A) (4/06)....  2006        1.192            1.273               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.095            1.145               --

  MIST Pioneer Strategic Income Subaccount (Class
  A) (4/06)........................................  2006        1.121            1.153           31,011

  MIST Third Avenue Small Cap Value Subaccount
  (Class B) (4/06).................................  2006        1.003            1.022               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)........................................  2006        1.135            1.101               --

  MSF BlackRock Bond Income Subaccount (Class A)
  (4/06)...........................................  2006        1.008            1.040               --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06)...........................................  2006        1.001            1.016           18,076

  MSF FI Large Cap Subaccount (Class A) (4/06).....  2006        1.139            1.147            5,420

  MSF FI Value Leaders Subaccount (Class D)
  (4/06)...........................................  2006        1.173            1.196           27,611

  MSF MetLife Aggressive Allocation Subaccount
  (4/06)...........................................  2006        1.002            1.053           18,621

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  MSF MetLife Conservative Allocation Subaccount
  (4/06)...........................................  2006        1.001            1.036               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)................................  2006        1.002            1.042               --

  MSF MetLife Moderate Allocation Subaccount
  (4/06)...........................................  2006        1.002            1.047               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)................................  2006        1.002            1.052           16,160

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06)...........................................  2006        1.129            1.199               --

  MSF Oppenheimer Global Equity Subaccount (Class
  B) (4/06)........................................  2006        0.996            1.044           15,731

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06).................................  2006        0.998            1.062               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)......................  2006        1.081            1.141               --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *....................  2006        1.046            1.075            8,672

Money Market Portfolio
  Money Market Subaccount (8/03)...................  2006        0.995            1.001               --
                                                     2005        0.993            0.995           83,882
                                                     2004        1.000            0.993            2,496

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (6/04)...................................  2006        1.093            1.152               --
                                                     2005        1.061            1.093               --
                                                     2004        1.000            1.061               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (6/03)....................................  2006        1.060            1.040           49,596
                                                     2005        1.066            1.060           27,562
                                                     2004        1.000            1.066            5,161

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (6/03)....................................  2006        1.041            1.053           86,087
                                                     2005        1.043            1.041           54,099
                                                     2004        1.000            1.043            5,301

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (9/03).......................................  2006        1.265            1.575               --
                                                     2005        1.157            1.265               --
                                                     2004        1.000            1.157               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (6/03)...........................................  2006        1.242            1.420            4,065
                                                     2005        1.191            1.242            4,272
                                                     2004        1.000            1.191               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (8/03)...........................................  2006        1.116            1.184               --
                                                     2005        1.053            1.116           13,449
                                                     2004        1.000            1.053               --

  Travelers Convertible Securities Subaccount
  (9/03)...........................................  2006        1.018            1.081               --
                                                     2005        1.041            1.018               --
                                                     2004        1.000            1.041               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (8/03)...........................................  2006        1.224            1.333               --
                                                     2005        1.117            1.224           30,403
                                                     2004        1.000            1.117               --

  Travelers Equity Income Subaccount (9/03)........  2006        1.120            1.173               --
                                                     2005        1.101            1.120           14,383
                                                     2004        1.000            1.101               --

  Travelers Federated High Yield Subaccount
  (7/03)...........................................  2006        1.076            1.100               --
                                                     2005        1.077            1.076               --
                                                     2004        1.000            1.077               --

  Travelers Federated Stock Subaccount (10/03).....  2006        1.106            1.142               --
                                                     2005        1.078            1.106               --
                                                     2004        1.000            1.078               --

  Travelers Large Cap Subaccount (11/03)...........  2006        1.109            1.139               --
                                                     2005        1.047            1.109            5,424
                                                     2004        1.000            1.047               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)................................  2006        1.093            1.158               --
                                                     2005        1.018            1.093           13,492

  Travelers Managed Allocation Series: Conservative
  Subaccount (6/05)................................  2006        1.024            1.024               --
                                                     2005        1.016            1.024               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)................................  2006        1.060            1.095               --
                                                     2005        1.000            1.060               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).....................  2006        1.071            1.113               --
                                                     2005        1.000            1.071               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (5/05)...................  2006        1.040            1.057               --
                                                     2005        1.000            1.040               --

  Travelers Mercury Large Cap Core Subaccount
  (6/03)...........................................  2006        1.226            1.297               --
                                                     2005        1.123            1.226           12,062
                                                     2004        1.000            1.123               --

  Travelers MFS(R) Mid Cap Growth Subaccount
  (6/03)...........................................  2006        1.076            1.135               --
                                                     2005        1.072            1.076               --
                                                     2004        1.000            1.072               --

  Travelers MFS(R) Total Return Subaccount (6/03)..  2006        1.098            1.129               --
                                                     2005        1.094            1.098               --
                                                     2004        1.000            1.094               --

  Travelers MFS(R) Value Subaccount (5/04).........  2006        1.167            1.257               --
                                                     2005        1.125            1.167               --
                                                     2004        1.000            1.125               --

  Travelers Mondrian International Stock Subaccount
  (8/03)...........................................  2006        1.220            1.397               --
                                                     2005        1.143            1.220            7,892
                                                     2004        1.000            1.143               --

  Travelers Pioneer Fund Subaccount (6/03).........  2006        1.127            1.192               --
                                                     2005        1.092            1.127               --
                                                     2004        1.000            1.092               --

  Travelers Pioneer Mid Cap Value Subaccount
  (5/05)...........................................  2006        1.044            1.095               --
                                                     2005        1.000            1.044               --

  Travelers Pioneer Strategic Income Subaccount
  (5/04)...........................................  2006        1.113            1.121               --
                                                     2005        1.102            1.113            9,362
                                                     2004        1.000            1.102               --

  Travelers Quality Bond Subaccount (6/03).........  2006        1.020            1.008               --
                                                     2005        1.030            1.020            4,167
                                                     2004        1.000            1.030            2,682

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Strategic Equity Subaccount (8/03).....  2006        1.090            1.134               --
                                                     2005        1.096            1.090               --
                                                     2004        1.000            1.096               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (5/05)................................  2006        1.100            1.262               --
                                                     2005        1.000            1.100               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (5/05)................................  2006        1.101            1.259               --
                                                     2005        1.000            1.101               --

  Travelers U.S. Government Securities Subaccount
  (7/04)...........................................  2006        1.089            1.046               --
                                                     2005        1.071            1.089            7,852
                                                     2004        1.031            1.071            5,154

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03)...........................................  2006        1.146            1.296               --
                                                     2005        1.129            1.146               --
                                                     2004        1.000            1.129               --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (10/03)..........................................  2006        1.089            1.133               --
                                                     2005        1.036            1.089               --
                                                     2004        1.000            1.036               --

Variable Insurance Products Fund
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/03)...........................................  2006        1.257            1.364           32,134
                                                     2005        1.105            1.257           25,132
                                                     2004        1.000            1.105               --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/03).........................  2006        1.221            1.354               --
                                                     2005        1.038            1.221               --
                                                     2004        1.000            1.038               --

  VIP Mid Cap Subaccount (Service Class 2) (9/03)..  2006        1.409            1.543           34,882
                                                     2005        1.225            1.409           17,873
                                                     2004        1.000            1.225               --



* We are waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2006.

Number of Units Outstanding at End of Year may include units for Contract Owners in payout phase, where appropriate.

If an accumulation unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2006, are displayed below. Please see Appendix C for more information on Variable Funding Option name changes, mergers and substitutions.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities V.I. Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation V.I. Portfolio was replaced by Metropolitan Series Fund, Inc.- Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, High Yield Bond Trust merged into Metropolitan Series Fund, Inc.-Western Asset Management High Yield Bond Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Janus Aspen Series-Janus Aspen Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Managed Assets Trust merged into Met Investors Series Trust-Legg Mason Partners Managed Assets Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Money Market Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Money Market Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Main Street Fund/VA was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-MET/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Convertible Securities Portfolio merged into Met Investors Series Trust-Lord Abbett Bond Debenture Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Disciplined Mid Cap Stock Portfolio merged into Met Investors Series Trust-Batterymarch Mid-Cap Stock Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated High Yield Portfolio merged into Met Investors Series Trust-Federated High Yield Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated Stock Portfolio merged into Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate -- Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate -- Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-MET/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Quality Bond Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-U.S. Government Securities Portfolio merged into Metropolitan Series Fund, Inc.-Western Asset Management U.S. Government Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

                                   APPENDIX B

                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

          METLIFE OF CT SEPARATE ACCOUNT TWELVE FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the MINIMUM Separate Account Charge available under the contract. The second table provides the AUV information for the MAXIMUM Separate Account Charge available under the contract. The Separate Account Charges that fall in between this range are included in the SAI, which is free of charge. You may request a copy of the SAI by calling the toll-free number found on the first page of this prospectus or by mailing in the coupon attached in Appendix F. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

                         SEPARATE ACCOUNT CHARGES 1.55%



                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


AllianceBernstein Variable Products Series Fund,
  Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03).................................  2006        1.383            1.353                --
                                                     2005        1.223            1.383           324,527
                                                     2004        1.146            1.223           345,656
                                                     2003        1.000            1.146            16,053

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03)...........................................  2006        1.657            1.964         1,027,778
                                                     2005        1.475            1.657           980,562
                                                     2004        1.320            1.475           669,593
                                                     2003        1.000            1.320           107,147

  American Funds Growth Subaccount (Class 2)
  (5/03)...........................................  2006        1.596            1.732         3,209,202
                                                     2005        1.395            1.596         2,875,953
                                                     2004        1.259            1.395         1,906,773
                                                     2003        1.000            1.259           362,594

  American Funds Growth-Income Subaccount (Class 2)
  (5/03)...........................................  2006        1.423            1.614         2,751,161
                                                     2005        1.366            1.423         2,700,015
                                                     2004        1.257            1.366         2,164,373
                                                     2003        1.000            1.257           507,723

Capital Appreciation Fund
  Capital Appreciation Fund (6/03).................  2006        1.666            1.649                --
                                                     2005        1.432            1.666           516,901
                                                     2004        1.217            1.432           159,892
                                                     2003        1.000            1.217            43,045

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03)...........................................  2006        1.726            2.254                --
                                                     2005        1.635            1.726           812,062
                                                     2004        1.264            1.635           466,888
                                                     2003        1.000            1.264           214,026

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/03)...................................  2006        1.245            1.428           231,216
                                                     2005        1.212            1.245           233,505
                                                     2004        1.171            1.212           185,016
                                                     2003        1.000            1.171            94,211

  Dreyfus VIF Developing Leaders Subaccount
  (Initial Shares) (5/03)..........................  2006        1.467            1.499           529,396
                                                     2005        1.408            1.467           529,436
                                                     2004        1.285            1.408           384,633
                                                     2003        1.000            1.285           126,524

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (3/04)...............................  2006        1.316            1.431                --
                                                     2005        1.213            1.316           448,751
                                                     2004        1.079            1.213            33,081
                                                     2003        1.000            1.079                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (1/04)...............................  2006        1.313            1.464                --
                                                     2005        1.211            1.313           282,039
                                                     2004        1.072            1.211           145,142
                                                     2003        1.000            1.072                --

Franklin Templeton Variable Insurance Products
  Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)........................................  2006        1.457            1.699                --
                                                     2005        1.339            1.457           304,120
                                                     2004        1.207            1.339           193,876
                                                     2003        1.000            1.207             7,338

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (6/03)......................  2006        2.279            2.874           333,224
                                                     2005        1.816            2.279           249,123
                                                     2004        1.479            1.816            78,775
                                                     2003        1.000            1.479            25,292

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03).................................  2006        1.694            2.026         1,540,453
                                                     2005        1.562            1.694         1,428,943
                                                     2004        1.338            1.562         1,101,088
                                                     2003        1.105            1.338           354,061

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03).................................  2006        1.626            1.950                --
                                                     2005        1.517            1.626           986,123
                                                     2004        1.328            1.517           548,723
                                                     2003        1.000            1.328           207,543

High Yield Bond Trust
  High Yield Bond Trust (6/04).....................  2006        1.060            1.084                --
                                                     2005        1.063            1.060           413,926
                                                     2004        0.992            1.063           153,995

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (6/03)...........................................  2006        1.237            1.278                --
                                                     2005        1.167            1.237            51,892
                                                     2004        1.094            1.167            84,750
                                                     2003        1.000            1.094            70,254

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/03)..........................  2006        1.483            1.552            42,020
                                                     2005        1.340            1.483            42,127
                                                     2004        1.192            1.340            51,154
                                                     2003        1.000            1.192            16,753

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/03)...................................  2006        1.508            1.601            56,718
                                                     2005        1.373            1.508            51,380
                                                     2004        1.386            1.373            31,862
                                                     2003        1.000            1.386             5,819

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03)...................................  2006        1.341            1.558            15,500
                                                     2005        1.290            1.341            11,554
                                                     2004        1.254            1.290            15,488
                                                     2003        1.000            1.254             7,230

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (6/03)....  2006        1.546            1.735                --
                                                     2005        1.509            1.546           334,457
                                                     2004        1.334            1.509           271,934
                                                     2003        1.000            1.334            46,626

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/03).......  2006        1.432            1.665           585,818
                                                     2005        1.398            1.432           596,005
                                                     2004        1.311            1.398           496,976
                                                     2003        1.000            1.311           118,693

  LMPVPI Investors Subaccount (Class I) (6/03).....  2006        1.452            1.691           248,255
                                                     2005        1.385            1.452           270,785
                                                     2004        1.274            1.385           243,439
                                                     2003        1.000            1.274            79,932

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03)...........................................  2006        1.341            1.377           409,398
                                                     2005        1.295            1.341           428,487
                                                     2004        1.308            1.295           439,647
                                                     2003        1.000            1.308            83,812

  LMPVPI Small Cap Growth Subaccount (Class I)
  (6/03)...........................................  2006        1.674            1.859           364,707
                                                     2005        1.621            1.674           347,774
                                                     2004        1.430            1.621           316,142
                                                     2003        1.000            1.430            90,128

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (6/03)...........................................  2006        1.480            1.619         1,028,832
                                                     2005        1.368            1.480           900,301
                                                     2004        1.274            1.368           826,093
                                                     2003        1.000            1.274           217,388

  LMPVPII Equity Index Subaccount (Class II)
  (5/03)...........................................  2006        1.350            1.531         1,146,812
                                                     2005        1.316            1.350         1,215,603
                                                     2004        1.212            1.316           873,043
                                                     2003        1.000            1.212           264,893

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03)...........................................  2006        1.338            1.481           150,022
                                                     2005        1.311            1.338           171,124
                                                     2004        1.229            1.311           141,262
                                                     2003        1.000            1.229            13,315

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount
  (11/03)..........................................  2006        1.003            1.028           120,413
                                                     2005        0.995            1.003           122,566
                                                     2004        0.999            0.995            73,311
                                                     2003        1.000            0.999             5,007

  LMPVPIII Social Awareness Stock Subaccount
  (6/04)...........................................  2006        1.075            1.140           332,818
                                                     2005        1.046            1.075           224,714
                                                     2004        0.986            1.046           145,073

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class
  VC) (6/03).......................................  2006        1.402            1.619           677,052
                                                     2005        1.379            1.402           633,649
                                                     2004        1.243            1.379           368,767
                                                     2003        1.000            1.243            22,147

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03)...........................................  2006        1.638            1.810           922,612
                                                     2005        1.537            1.638           887,659
                                                     2004        1.258            1.537           427,320
                                                     2003        1.000            1.258            39,701

Managed Assets Trust
  Managed Assets Trust (5/04)......................  2006        1.085            1.120                --
                                                     2005        1.061            1.085           206,919
                                                     2004        0.962            1.061            39,365

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)........................................  2006        1.802            1.716           458,660

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06)...........................................  2006        1.248            1.316           546,901

  MIST BlackRock Large-Cap Core Subaccount (Class
  A) (4/06)........................................  2006        1.553            1.645           177,127

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.272            1.356             9,728

  MIST Harris Oakmark International Subaccount
  (Class A) (4/06) *...............................  2006        1.788            1.970           300,556

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)........................................  2006        1.649            1.691           581,489

  MIST Legg Mason Partners Managed Assets
  Subaccount (Class A) (4/06)......................  2006        1.120            1.184           223,726

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)........................................  2006        1.258            1.318           420,566

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06).................................  2006        1.001            1.078           792,975

  MIST Lord Abbett Mid-Cap Value Subaccount (Class
  B) (5/06)........................................  2006        0.964            1.072             8,277

  MIST Met/AIM Capital Appreciation Subaccount
  (Class A) (4/06).................................  2006        1.466            1.449           178,130

  MIST Met/AIM Small Cap Growth Subaccount (Class
  A) (4/06)........................................  2006        1.274            1.265            29,624

  MIST MFS(R) Value Subaccount (Class A) (4/06)....  2006        1.259            1.392           528,618

  MIST Neuberger Berman Real Estate Subaccount
  (Class A) (4/06).................................  2006        1.003            1.221         1,427,114

  MIST Pioneer Fund Subaccount (Class A) (4/06)....  2006        1.444            1.553            27,055

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.106            1.164            51,663

  MIST Pioneer Strategic Income Subaccount (Class
  A) (4/06)........................................  2006        1.120            1.160           441,365

  MIST Third Avenue Small Cap Value Subaccount
  (Class B) (4/06).................................  2006        1.003            1.029         1,020,359

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)........................................  2006        1.547            1.510           519,544

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06)...........................................  2006        1.011            1.034         5,567,424

  MSF FI Large Cap Subaccount (Class A) (4/06).....  2006        1.375            1.394           619,387

  MSF FI Value Leaders Subaccount (Class D)
  (4/06)...........................................  2006        1.444            1.482           457,020

  MSF MetLife Aggressive Allocation Subaccount
  (4/06)...........................................  2006        1.002            1.061            29,037

  MSF MetLife Conservative Allocation Subaccount
  (4/06)...........................................  2006        1.001            1.043            60,047

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)................................  2006        1.002            1.050           147,662

  MSF MetLife Moderate Allocation Subaccount
  (4/06)...........................................  2006        1.002            1.055           123,677

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)................................  2006        1.002            1.060            49,304

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06)...........................................  2006        1.294            1.383         2,312,866

  MSF Oppenheimer Global Equity Subaccount (Class
  B) (4/06)........................................  2006        0.996            1.051         2,113,340

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06).................................  2006        0.998            1.069           416,917

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)......................  2006        1.084            1.153           463,739

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *....................  2006        1.037            1.073           407,944

Money Market Portfolio
  Money Market Subaccount (5/03)...................  2006        1.002            1.011                --
                                                     2005        0.989            1.002         4,726,476
                                                     2004        0.994            0.989         4,706,703
                                                     2003        1.000            0.994         2,282,924

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (6/04)...................................  2006        1.096            1.159                --
                                                     2005        1.053            1.096           118,737
                                                     2004        0.989            1.053            45,971

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (6/03)....................................  2006        1.128            1.119         1,161,123
                                                     2005        1.122            1.128         1,303,136
                                                     2004        1.047            1.122           935,360
                                                     2003        1.000            1.047           107,358

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)....................................  2006        1.055            1.079         2,151,476
                                                     2005        1.046            1.055         2,359,675
                                                     2004        1.013            1.046         1,682,957
                                                     2003        1.000            1.013           537,429

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/03).......................................  2006        1.635            2.056             7,618
                                                     2005        1.480            1.635             5,006
                                                     2004        1.294            1.480            19,018
                                                     2003        1.000            1.294            15,582

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/03)...........................................  2006        1.873            2.163           856,841
                                                     2005        1.777            1.873           887,393
                                                     2004        1.430            1.777           613,690
                                                     2003        1.000            1.430           221,355

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03)...........................................  2006        1.376            1.466                --
                                                     2005        1.286            1.376           178,426
                                                     2004        1.226            1.286           137,921
                                                     2003        1.000            1.226            63,002

  Travelers Convertible Securities Subaccount
  (6/03)...........................................  2006        1.180            1.258                --
                                                     2005        1.194            1.180           412,451
                                                     2004        1.141            1.194           264,563
                                                     2003        1.000            1.141            78,242

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03)...........................................  2006        1.650            1.802                --
                                                     2005        1.490            1.650           512,542
                                                     2004        1.300            1.490           430,315
                                                     2003        1.000            1.300           126,191

  Travelers Equity Income Subaccount (5/03)........  2006        1.374            1.444                --
                                                     2005        1.336            1.374           494,813
                                                     2004        1.235            1.336           365,896
                                                     2003        1.000            1.235           152,992

  Travelers Federated High Yield Subaccount
  (5/03)...........................................  2006        1.217            1.248                --
                                                     2005        1.205            1.217           580,851
                                                     2004        1.109            1.205           521,708
                                                     2003        1.000            1.109           198,335

  Travelers Federated Stock Subaccount (6/03)......  2006        1.412            1.463                --
                                                     2005        1.362            1.412            96,372
                                                     2004        1.251            1.362            86,641
                                                     2003        1.000            1.251             2,080

  Travelers Large Cap Subaccount (6/03)............  2006        1.334            1.375                --
                                                     2005        1.247            1.334           367,191
                                                     2004        1.189            1.247           307,943
                                                     2003        1.000            1.189           161,977

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)................................  2006        1.101            1.170                --
                                                     2005        1.000            1.101                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)................................  2006        1.031            1.035                --
                                                     2005        1.000            1.031            58,058

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)................................  2006        1.068            1.106                --
                                                     2005        0.998            1.068            78,423

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).....................  2006        1.078            1.125                --
                                                     2005        1.005            1.078           393,826

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05)...................  2006        1.047            1.068                --
                                                     2005        1.015            1.047            54,556

  Travelers Mercury Large Cap Core Subaccount
  (6/03)...........................................  2006        1.462            1.553                --
                                                     2005        1.325            1.462           174,845
                                                     2004        1.161            1.325            85,168
                                                     2003        1.000            1.161            31,020

  Travelers MFS(R) Mid Cap Growth Subaccount
  (6/03)...........................................  2006        1.462            1.547                --
                                                     2005        1.440            1.462           527,750
                                                     2004        1.282            1.440           250,817
                                                     2003        1.000            1.282            41,032

  Travelers MFS(R) Total Return Subaccount (5/03)..  2006        1.253            1.294                --
                                                     2005        1.236            1.253         2,440,748
                                                     2004        1.126            1.236         1,601,590
                                                     2003        1.000            1.126           279,557

  Travelers MFS(R) Value Subaccount (5/04).........  2006        1.165            1.259                --
                                                     2005        1.112            1.165           528,595
                                                     2004        0.965            1.112           347,657

  Travelers Mondrian International Stock Subaccount
  (6/03)...........................................  2006        1.556            1.788                --
                                                     2005        1.443            1.556           282,505
                                                     2004        1.266            1.443           152,666
                                                     2003        1.000            1.266            38,252

  Travelers Pioneer Fund Subaccount (6/03).........  2006        1.361            1.444                --
                                                     2005        1.304            1.361            30,500
                                                     2004        1.192            1.304            28,729
                                                     2003        1.000            1.192                --

  Travelers Pioneer Mid Cap Value Subaccount
  (9/05)...........................................  2006        1.051            1.106                --
                                                     2005        1.047            1.051             3,206

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Pioneer Strategic Income Subaccount
  (6/04)...........................................  2006        1.108            1.120                --
                                                     2005        1.086            1.108           477,455
                                                     2004        0.979            1.086            90,999

  Travelers Quality Bond Subaccount (5/03).........  2006        1.033            1.024                --
                                                     2005        1.033            1.033         1,980,630
                                                     2004        1.015            1.033         1,784,530
                                                     2003        1.000            1.015           710,242

  Travelers Strategic Equity Subaccount (6/03).....  2006        1.340            1.398                --
                                                     2005        1.334            1.340           173,343
                                                     2004        1.229            1.334           129,587
                                                     2003        1.000            1.229            79,991

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)................................  2006        1.107            1.274                --
                                                     2005        1.009            1.107            27,453

  Travelers Style Focus Series: Small Cap Value
  Subaccount (6/05)................................  2006        1.109            1.272                --
                                                     2005        1.044            1.109                --

  Travelers U.S. Government Securities Subaccount
  (5/04)...........................................  2006        1.075            1.037                --
                                                     2005        1.047            1.075           400,868
                                                     2004        0.979            1.047            37,571

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03)...........................................  2006        1.495            1.708           453,286
                                                     2005        1.458            1.495           438,110
                                                     2004        1.261            1.458           277,863
                                                     2003        1.000            1.261           121,041

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/03)...........................................  2006        1.289            1.356             3,111
                                                     2005        1.214            1.289             6,728
                                                     2004        1.188            1.214             7,821
                                                     2003        1.000            1.188             1,155

Variable Insurance Products Fund
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/03)...........................................  2006        1.615            1.772         1,226,982
                                                     2005        1.406            1.615         1,025,137
                                                     2004        1.240            1.406           486,471
                                                     2003        1.000            1.240            90,383

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/03).........................  2006        1.405            1.574           112,830
                                                     2005        1.182            1.405           113,399
                                                     2004        1.185            1.182           148,933
                                                     2003        1.000            1.185            22,272

  VIP Mid Cap Subaccount (Service Class 2) (5/03)..  2006        2.013            2.227         1,573,761
                                                     2005        1.732            2.013         1,535,654
                                                     2004        1.411            1.732           846,870
                                                     2003        1.000            1.411           178,932




                         SEPARATE ACCOUNT CHARGES 2.60%



                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


AllianceBernstein Variable Products Series Fund,
  Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03).................................  2006        1.183            1.145               --
                                                     2005        1.057            1.183               --
                                                     2004        1.000            1.057               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03)...........................................  2006        1.236            1.450           14,805
                                                     2005        1.112            1.236           15,833
                                                     2004        1.000            1.112               --

  American Funds Growth Subaccount (Class 2)
  (5/03)...........................................  2006        1.228            1.318          102,366
                                                     2005        1.084            1.228          102,272
                                                     2004        1.000            1.084               --

  American Funds Growth-Income Subaccount (Class 2)
  (5/03)...........................................  2006        1.097            1.231          281,747
                                                     2005        1.063            1.097          286,163
                                                     2004        1.000            1.063               --

Capital Appreciation Fund
  Capital Appreciation Fund (6/03).................  2006        1.345            1.326               --
                                                     2005        1.168            1.345              929
                                                     2004        1.000            1.168               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03)...........................................  2006        1.343            1.735               --
                                                     2005        1.286            1.343            9,335
                                                     2004        1.000            1.286               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/03)...................................  2006        1.039            1.179            8,985
                                                     2005        1.021            1.039            8,990
                                                     2004        1.000            1.021               --

  Dreyfus VIF Developing Leaders Subaccount
  (Initial Shares) (5/03)..........................  2006        1.126            1.138               --
                                                     2005        1.092            1.126               --
                                                     2004        1.000            1.092               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (3/04)...............................  2006        1.197            1.298               --
                                                     2005        1.115            1.197           21,413
                                                     2004        1.000            1.115               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (1/04)...............................  2006        1.199            1.332               --
                                                     2005        1.118            1.199          113,859
                                                     2004        1.000            1.118               --

Franklin Templeton Variable Insurance Products
  Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)........................................  2006        1.184            1.365               --
                                                     2005        1.099            1.184               --
                                                     2004        1.000            1.099               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (6/03)......................  2006        1.564            1.952           23,172
                                                     2005        1.260            1.564           26,002
                                                     2004        1.000            1.260               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03).................................  2006        1.239            1.467            9,086
                                                     2005        1.154            1.239            9,092
                                                     2004        1.000            1.154               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03).................................  2006        1.186            1.408               --
                                                     2005        1.118            1.186              976
                                                     2004        1.000            1.118               --

High Yield Bond Trust
  High Yield Bond Trust (6/04).....................  2006        1.061            1.081               --
                                                     2005        1.074            1.061           33,026
                                                     2004        1.008            1.074               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (6/03)...........................................  2006        1.119            1.152               --
                                                     2005        1.067            1.119               --
                                                     2004        1.000            1.067               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/03)..........................  2006        1.135            1.176               --
                                                     2005        1.037            1.135               --
                                                     2004        1.000            1.037               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/03)...................................  2006        1.142            1.200               --
                                                     2005        1.051            1.142               --
                                                     2004        1.000            1.051               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03)...................................  2006        1.117            1.283               --
                                                     2005        1.085            1.117               --
                                                     2004        1.000            1.085               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (6/03)....  2006        1.139            1.268               --
                                                     2005        1.124            1.139            1,014
                                                     2004        1.000            1.124               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/03).......  2006        1.070            1.232               --
                                                     2005        1.056            1.070               --
                                                     2004        1.000            1.056               --

  LMPVPI Investors Subaccount (Class I) (6/03).....  2006        1.119            1.289               --
                                                     2005        1.078            1.119               --
                                                     2004        1.000            1.078               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03)...........................................  2006        1.014            1.030               --
                                                     2005        0.989            1.014               --
                                                     2004        1.000            0.989               --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (6/03)...........................................  2006        1.190            1.308               --
                                                     2005        1.164            1.190               --
                                                     2004        1.000            1.164               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (6/03)...........................................  2006        1.127            1.220            5,016
                                                     2005        1.053            1.127            5,019
                                                     2004        1.000            1.053               --

  LMPVPII Equity Index Subaccount (Class II)
  (5/03)...........................................  2006        1.085            1.217               --
                                                     2005        1.068            1.085               --
                                                     2004        1.000            1.068               --

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03)...........................................  2006        1.074            1.177               --
                                                     2005        1.064            1.074               --
                                                     2004        1.000            1.064               --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount
  (11/03)..........................................  2006        0.994            1.008               --
                                                     2005        0.996            0.994               --
                                                     2004        1.000            0.996               --

  LMPVPIII Social Awareness Stock Subaccount
  (6/04)...........................................  2006        1.092            1.146           10,685
                                                     2005        1.074            1.092           10,309
                                                     2004        1.018            1.074               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class
  VC) (6/03).......................................  2006        1.105            1.262           67,831
                                                     2005        1.098            1.105           68,693
                                                     2004        1.000            1.098               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03)...........................................  2006        1.222            1.337           23,542
                                                     2005        1.159            1.222           23,021
                                                     2004        1.000            1.159               --

Managed Assets Trust
  Managed Assets Trust (5/04)......................  2006        1.083            1.114               --
                                                     2005        1.070            1.083           42,651
                                                     2004        1.000            1.070               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)........................................  2006        1.333            1.260            9,745

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06)...........................................  2006        1.100            1.151           60,073

  MIST BlackRock Large-Cap Core Subaccount (Class
  A) (4/06)........................................  2006        1.297            1.364           19,639

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.259            1.333               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  MIST Harris Oakmark International Subaccount
  (Class A) (4/06) *...............................  2006        1.397            1.529           37,547

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)........................................  2006        1.326            1.351              869

  MIST Legg Mason Partners Managed Assets
  Subaccount (Class A) (4/06)......................  2006        1.114            1.169           42,651

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)........................................  2006        1.081            1.126               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *...............................  2006        1.001            1.070           24,855

  MIST Lord Abbett Mid-Cap Value Subaccount (Class
  B) (5/06)........................................  2006        0.963            1.065               --

  MIST Met/AIM Capital Appreciation Subaccount
  (Class A) (4/06).................................  2006        1.184            1.162           10,137

  MIST Met/AIM Small Cap Growth Subaccount (Class
  A) (4/06)........................................  2006        1.262            1.244               --

  MIST MFS(R) Value Subaccount (Class A) (4/06)....  2006        1.257            1.379           16,458

  MIST Neuberger Berman Real Estate Subaccount
  (Class A) (4/06).................................  2006        1.003            1.212           11,580

  MIST Pioneer Fund Subaccount (Class A) (4/06)....  2006        1.192            1.273               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06)...........................................  2006        1.095            1.145               --

  MIST Pioneer Strategic Income Subaccount (Class
  A) (4/06)........................................  2006        1.121            1.153           41,329

  MIST Third Avenue Small Cap Value Subaccount
  (Class B) (4/06).................................  2006        1.003            1.022          151,447

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)........................................  2006        1.135            1.101               --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06)...........................................  2006        1.001            1.016           24,809

  MSF FI Large Cap Subaccount (Class A) (4/06).....  2006        1.139            1.147               --

  MSF FI Value Leaders Subaccount (Class D)
  (4/06)...........................................  2006        1.173            1.196           19,263

  MSF MetLife Aggressive Allocation Subaccount
  (4/06)...........................................  2006        1.002            1.053               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06)...........................................  2006        1.001            1.036               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)................................  2006        1.002            1.042               --

  MSF MetLife Moderate Allocation Subaccount
  (4/06)...........................................  2006        1.002            1.047               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)................................  2006        1.002            1.052               --

  MSF MFS(R) Total Return Subaccount (Class F)
  (4/06)...........................................  2006        1.129            1.199          233,011

  MSF Oppenheimer Global Equity Subaccount (Class
  B) (4/06) *......................................  2006        0.996            1.044           28,972

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06).................................  2006        0.998            1.062               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)......................  2006        1.081            1.141           35,053

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *....................  2006        1.046            1.075               --

Money Market Portfolio
  Money Market Subaccount (5/03)...................  2006        0.995            1.001               --
                                                     2005        0.993            0.995           22,497
                                                     2004        1.000            0.993               --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (6/04)...................................  2006        1.093            1.152               --
                                                     2005        1.061            1.093           20,308
                                                     2004        1.003            1.061               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (6/03)....................................  2006        1.060            1.040          105,994
                                                     2005        1.066            1.060           97,484
                                                     2004        1.000            1.066               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)....................................  2006        1.041            1.053           46,747
                                                     2005        1.043            1.041           44,303
                                                     2004        1.000            1.043               --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/03).......................................  2006        1.265            1.575               --
                                                     2005        1.157            1.265               --
                                                     2004        1.000            1.157               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/03)...........................................  2006        1.242            1.420            8,448
                                                     2005        1.191            1.242            8,555
                                                     2004        1.000            1.191               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03)...........................................  2006        1.116            1.184               --
                                                     2005        1.053            1.116           10,144
                                                     2004        1.000            1.053               --

  Travelers Convertible Securities Subaccount
  (6/03)...........................................  2006        1.018            1.081               --
                                                     2005        1.041            1.018               --
                                                     2004        1.000            1.041               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03)...........................................  2006        1.224            1.333               --
                                                     2005        1.117            1.224            9,260
                                                     2004        1.000            1.117               --

  Travelers Equity Income Subaccount (5/03)........  2006        1.120            1.173               --
                                                     2005        1.101            1.120           17,767
                                                     2004        1.000            1.101               --

  Travelers Federated High Yield Subaccount
  (5/03)...........................................  2006        1.076            1.100               --
                                                     2005        1.077            1.076           57,514
                                                     2004        1.000            1.077               --

  Travelers Federated Stock Subaccount (6/03)......  2006        1.106            1.142               --
                                                     2005        1.078            1.106               --
                                                     2004        1.000            1.078               --

  Travelers Large Cap Subaccount (6/03)............  2006        1.109            1.139               --
                                                     2005        1.047            1.109               --
                                                     2004        1.000            1.047               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)................................  2006        1.093            1.158               --
                                                     2005        1.000            1.093               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)................................  2006        1.024            1.024               --
                                                     2005        1.000            1.024               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)................................  2006        1.060            1.095               --
                                                     2005        0.998            1.060               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).....................  2006        1.071            1.113               --
                                                     2005        1.005            1.071               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05)...................  2006        1.040            1.057               --
                                                     2005        1.014            1.040               --

  Travelers Mercury Large Cap Core Subaccount
  (6/03)...........................................  2006        1.226            1.297               --
                                                     2005        1.123            1.226           19,115
                                                     2004        1.000            1.123               --

  Travelers MFS(R) Mid Cap Growth Subaccount
  (6/03)...........................................  2006        1.076            1.135               --
                                                     2005        1.072            1.076               --
                                                     2004        1.000            1.072               --

  Travelers MFS(R) Total Return Subaccount (5/03)..  2006        1.098            1.129               --
                                                     2005        1.094            1.098          230,513
                                                     2004        1.000            1.094               --

  Travelers MFS(R) Value Subaccount (5/04).........  2006        1.167            1.257               --
                                                     2005        1.125            1.167           17,195
                                                     2004        1.000            1.125               --

  Travelers Mondrian International Stock Subaccount
  (6/03)...........................................  2006        1.220            1.397               --
                                                     2005        1.143            1.220           42,629
                                                     2004        1.000            1.143               --

  Travelers Pioneer Fund Subaccount (6/03).........  2006        1.127            1.192               --
                                                     2005        1.092            1.127               --
                                                     2004        1.000            1.092               --

  Travelers Pioneer Mid Cap Value Subaccount
  (9/05)...........................................  2006        1.044            1.095               --
                                                     2005        1.044            1.044               --

  Travelers Pioneer Strategic Income Subaccount
  (6/04)...........................................  2006        1.113            1.121               --
                                                     2005        1.102            1.113           38,625
                                                     2004        1.000            1.102               --

  Travelers Quality Bond Subaccount (5/03).........  2006        1.020            1.008               --
                                                     2005        1.030            1.020          133,874
                                                     2004        1.000            1.030               --

  Travelers Strategic Equity Subaccount (6/03).....  2006        1.090            1.134               --
                                                     2005        1.096            1.090               --
                                                     2004        1.000            1.096               --

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)................................  2006        1.100            1.262               --
                                                     2005        1.008            1.100               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (6/05)................................  2006        1.101            1.259               --
                                                     2005        1.042            1.101               --

  Travelers U.S. Government Securities Subaccount
  (5/04)...........................................  2006        1.089            1.046               --
                                                     2005        1.071            1.089               --
                                                     2004        1.000            1.071               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03)...........................................  2006        1.146            1.296            3,101
                                                     2005        1.129            1.146            3,150
                                                     2004        1.000            1.129               --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/03)...........................................  2006        1.089            1.133               --
                                                     2005        1.036            1.089               --
                                                     2004        1.000            1.036               --

Variable Insurance Products Fund
  VIP Contrafund(R) Subaccount (Service Class 2)
  (6/03)...........................................  2006        1.257            1.364           29,489
                                                     2005        1.105            1.257           29,441
                                                     2004        1.000            1.105               --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/03).........................  2006        1.221            1.354               --
                                                     2005        1.038            1.221               --
                                                     2004        1.000            1.038               --

  VIP Mid Cap Subaccount (Service Class 2) (5/03)..  2006        1.409            1.543           14,669
                                                     2005        1.225            1.409           14,860
                                                     2004        1.000            1.225               --




* We are waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2006.

Number of Units Outstanding at End of Year may include units for Contract Owners in payout phase, where appropriate.

If an accumulation unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2006, are displayed below. Please see Appendix C for more information on Variable Funding Option name changes, mergers and substitutions.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities V.I. Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation V.I. Portfolio was replaced by Metropolitan Series Fund, Inc.- Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, High Yield Bond Trust merged into Metropolitan Series Fund, Inc.-Western Asset Management High Yield Bond Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Janus Aspen Series-Janus Aspen Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Managed Assets Trust merged into Met Investors Series Trust-Legg Mason Partners Managed Assets Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Money Market Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Money Market Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Main Street Fund/VA was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-MET/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Convertible Securities Portfolio merged into Met Investors Series Trust-Lord Abbett Bond Debenture Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Disciplined Mid Cap Stock Portfolio merged into Met Investors Series Trust-Batterymarch Mid-Cap Stock Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated High Yield Portfolio merged into Met Investors Series Trust-Federated High Yield Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated Stock Portfolio merged into Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate -- Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate -- Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS(R) Value Portfolio merged into Met Investors Series Trust-MFS(R) Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-MET/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Quality Bond Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-U.S. Government Securities Portfolio merged into Metropolitan Series Fund, Inc.-Western Asset Management U.S. Government Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

                                   APPENDIX C

--------------------------------------------------------------------------------

              ADDITIONAL INFORMATION REGARDING THE UNDERLYING FUNDS

Certain Variable Funding Options have been subject to a merger, substitution or other change. The chart below identifies the former name and the new name for each Underlying Fund and where applicable, the former name and the new name of the trust of which the Underlying Fund is part.

UNDERLYING FUND NAME CHANGES


                 FORMER NAME                                      NEW NAME
---------------------------------------------  ---------------------------------------------


LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,   LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,
  INC.                                           INC.
  Legg Mason Partners Variable Social          Legg Mason Partners Variable Social Awareness
     Awareness Stock Portfolio                      Portfolio
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Federated High Yield Portfolio -- Class A    BlackRock High Yield Portfolio -- Class A
  Janus Capital Appreciation                   Janus Forty Portfolio -- Class A
     Portfolio -- Class A
  Mercury Large-Cap Core Portfolio -- Class A  BlackRock Large-Cap Core Portfolio -- Class A


UNDERLYING FUND MERGERS/REORGANIZATIONS
The following former Underlying Funds were merged with and into the new Underlying Funds, and or were reorganized into a new trust.


         FORMER UNDERLYING FUND/TRUST                    NEW UNDERLYING FUND/TRUST
---------------------------------------------  ---------------------------------------------


LEGG MASON PARTNERS VARIABLE PORTFOLIOS I,     LEGG MASON PARTNERS VARIABLE PORTFOLIOS II
  INC.
  Legg Mason Partners Variable All Cap           Legg Mason Partners Variable Fundamental
     Portfolio -- Class I                           Value Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS I,     LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,
  INC.                                           INC.
  Legg Mason Partners Variable Large Cap         Legg Mason Partners Variable Large Cap
     Growth Portfolio -- Class I                    Growth Portfolio
LEGG MASON PARTNERS VARIABLE PORTFOLIOS II     LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,
                                                 INC.
  Legg Mason Partners Variable Aggressive        Legg Mason Partners Variable Aggressive
     Growth Portfolio -- Class I                    Growth Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS II     LEGG MASON PARTNERS VARIABLE PORTFOLIOS II
  Legg Mason Partners Variable Growth and        Legg Mason Partners Variable Appreciation
     Income Portfolio -- Class I                    Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS I,     LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  INC.
  Legg Mason Partners Variable Investors         Legg Mason Partners Variable Investors
     Portfolio -- Class I                           Portfolio -- Class I
  Legg Mason Partners Variable Small Cap         Legg Mason Partners Variable Small Cap
     Growth Portfolio -- Class I                    Growth Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS II     LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Fundamental       Legg Mason Partners Variable Fundamental
     Value Portfolio -- Class I                     Value Portfolio -- Class I
  Legg Mason Partners Variable Appreciation      Legg Mason Partners Variable Appreciation
     Portfolio -- Class I                           Portfolio -- Class I
  Legg Mason Partners Variable Equity Index      Legg Mason Partners Variable Equity Index
     Portfolio -- Class II                          Portfolio -- Class II
LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,   LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  INC.
  Legg Mason Partners Variable Large Cap         Legg Mason Partners Variable Large Cap
     Growth Portfolio                               Growth Portfolio -- Class I

         FORMER UNDERLYING FUND/TRUST                    NEW UNDERLYING FUND/TRUST
---------------------------------------------  ---------------------------------------------

  Legg Mason Partners Variable Aggressive        Legg Mason Partners Variable Aggressive
     Growth Portfolio -- Class I                    Growth Portfolio -- Class I
  Legg Mason Partners Variable Social            Legg Mason Partners Variable Social
     Awareness Portfolio                            Awareness Portfolio
LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,   LEGG MASON PARTNERS VARIABLE INCOME TRUST
  INC.
  Legg Mason Partners Variable Adjustable        Legg Mason Partners Variable Adjustable
     Rate Income Portfolio                          Rate Income Portfolio
MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  Pioneer Mid-Cap Value Portfolio -- Class A     Lazard Mid-Cap Portfolio -- Class B
METROPOLITAN SERIES FUND, INC.                 MET INVESTORS SERIES TRUST
  Western Asset Management High Yield Bond       BlackRock High Yield Portfolio -- Class A
     Portfolio -- Class A


UNDERLYING FUND SUBSTITUTIONS
The following new Underlying Funds were substituted for the former Underlying Funds.


            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------


LAZARD RETIREMENT SERIES, INC.                 MET INVESTORS SERIES TRUST
  Lazard Retirement Small Cap                    Third Avenue Small Cap Value
     Portfolio -- Service Shares                    Portfolio -- Class B
LORD ABBETT SERIES FUND, INC.                  MET INVESTORS SERIES TRUST
  Lord Abbett Series Growth and Income           Lord Abbett Growth and Income
     Portfolio -- Class VC                          Portfolio -- Class B
  Lord Abbett Series Mid Cap Value               Lord Abbett Mid-Cap Value
     Portfolio -- Class VC                          Portfolio -- Class B
PIMCO VARIABLE INSURANCE TRUST                 MET INVESTORS SERIES TRUST
  Real Return Portfolio -- Administrative        PIMCO Inflation Protected Bond
     Class                                          Portfolio -- Class A
PUTNAM VARIABLE TRUST                          MET INVESTORS SERIES TRUST
  Putnam VT International Equity                 MFS(R) Research International
     Fund -- Class IB                               Portfolio -- Class B
  Putnam VT Small Cap Value Fund -- Class IB     Third Avenue Small Cap Value
                                                    Portfolio -- Class B


UNDERLYING FUND SHARE CLASS EXCHANGE
The following former Underlying Fund share class was exchanged into the new Underlying Fund share class.


      FORMER UNDERLYING FUND SHARE CLASS              NEW UNDERLYING FUND SHARE CLASS
---------------------------------------------  ---------------------------------------------


MET INVESTORS SERIES TRUST                     MET INVESTORS SERIES TRUST
  BlackRock Large-Cap Core Portfolio -- Class    BlackRock Large-Cap Core Portfolio -- Class
     A                                              E

                                   APPENDIX D

--------------------------------------------------------------------------------

                                THE FIXED ACCOUNT

The Fixed Account is part of the Company's general account assets. These general account assets include all assets of the Company other than those held in the Separate Accounts sponsored by the Company or its affiliates.

The staff of the SEC does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

Under the Fixed Account, the Company assumes the risk of investment gain or loss, guarantees a specified interest rate, and guarantees a specified periodic Annuity Payment. The investment gain or loss of the Separate Account or any of the funding options does not affect the Fixed Account Contract Value, or the dollar amount of fixed Annuity Payments made under any payout option.

We guarantee that, at any time, the Fixed Account Contract Value will not be less than the amount of the Purchase Payments allocated to the Fixed Account, plus interest credited as described below, less any applicable premium taxes or prior withdrawals.

Purchase Payments allocated to the Fixed Account and any transfers made to the Fixed Account become part of the Company's general account, which supports insurance and annuity obligations. Where permitted by state law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract. The general account and any interest therein are not registered under, or subject to the provisions of, the Securities Act of 1933 or Investment Company Act of 1940. We will invest the assets of the Fixed Account at our discretion. Investment income from such Fixed Account assets will be allocated to us and to the Contracts participating in the Fixed Account.

Investment income from the Fixed Account allocated to us includes compensation for mortality and expense risks borne by us in connection with Fixed Account Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in our sole discretion at such rate or rates as we prospectively declare from time to time.

We guarantee the initial rate for any allocations into the Fixed Account for one year from the date of such allocation. We guarantee subsequent renewal rates for the calendar quarter. We also guarantee that for the life of the Contract we will credit interest at a rate not less than the minimum interest rate allowed by state law. We reserve the right to change the rate subject to applicable state law. We will determine any interest we credit to amounts allocated to the Fixed Account in excess of the minimum guaranteed rate in our sole discretion. You assume the risk that interest credited to the Fixed Account may not exceed the minimum guaranteed rate for any given year. We have no specific formula for determining the interest rate. Some factors we may consider are regulatory and tax requirements, general economic trends and competitive factors.

TRANSFERS

You may make transfers from the Fixed Account to any available Variable Funding Option(s) twice a year during the 30 days following the semiannual anniversary of the Contract Date. We limit transfers to an amount of up to 15% of the Fixed Account Contract Value on the semiannual Contract Date anniversary. (This restriction does not apply to transfers under the Dollar Cost Averaging Program.) Amounts previously transferred from the Fixed Account to Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of transfer. We reserve the right to waive either of these restrictions. Where permitted by state law, we reserve the right to restrict transfers into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract.

Automated transfers from the Fixed Account to any of the Variable Funding Options may begin at any time. Automated transfers from the Fixed Account may not deplete your Fixed Account value in a period of less than twelve months from your enrollment in the Dollar Cost Averaging Program.

                       THIS PAGE INTENTIONALLY LEFT BLANK.

                                   APPENDIX E

--------------------------------------------------------------------------------

            WAIVER OF WITHDRAWAL CHARGE FOR NURSING HOME CONFINEMENT (AVAILABLE ONLY IF THE OWNER IS AGE 70 OR YOUNGER ON THE DATE THE CONTRACT IS
                                    ISSUED.)

If, after the first Contract Year and before the Maturity Date, and you begin confinement in an eligible nursing home, you may surrender or make withdrawal, subject to the maximum withdrawal amount described below, without incurring a withdrawal charge. In order for the Company to waive the withdrawal charge, the withdrawal must be made during continued confinement in an eligible nursing home after the qualifying period has been satisfied, or within sixty (60) days after such confinement ends. The qualifying period is confinement in an eligible nursing home for ninety (90) consecutive days. We will require proof of confinement in a form satisfactory to us, which may include certification by a licensed physician that such confinement is medically necessary.

An eligible nursing home is defined as an institution or special nursing unit of a hospital which:

     (a)  is Medicare approved as a provider of skilled nursing care services;
          and

     (b) is not, other than in name only, an acute care hospital, a home for the aged, a retirement home, a rest home, a community living center, or a place mainly for the treatment of alcoholism.

                                       OR

Meets all of the following standards:

     (a) is licensed as a nursing care facility by the state in which it is licensed;

     (b) is either a freestanding facility or a distinct part of another facility such as a ward, wing, unit or swing-bed of a hospital or other facility;

     (c) provides nursing care to individuals who are not able to care for themselves and who require nursing care;

     (d) provides, as a primary function, nursing care and room and board; and charges for these services;

     (e) provides care under the supervision of a licensed physician, registered nurse (RN) or licensed practical nurse (LPN);

     (f) may provide care by a licensed physical, respiratory, occupational or speech therapist; and

     (g) is not, other than in name only, an acute care hospital, a home for the aged, a retirement home, a rest home, a community living center, or a place mainly for the treatment of alcoholism.

We will not waive withdrawal charges if confinement is due to one or more of the following causes:

     (a) mental, nervous, emotional or personality disorder without demonstrable organic disease, including, but not limited to, neurosis, psychoneurosis, psychopathy or psychosis

     (b) the voluntary taking or injection of drugs, unless prescribed or administered by a licensed physician

     (c) the voluntary taking of any drugs prescribed by a licensed physician and intentionally not taken as prescribed

     (d) sensitivity to drugs voluntarily taken, unless prescribed by a physician

     (e) drug addiction, unless addiction results from the voluntary taking of drugs prescribed by a licensed physician, or the involuntary taking of drugs.

FILING A CLAIM: You must provide the Company with written notice of a claim during continued confinement after the 90-day qualifying period, or within sixty days after such confinement ends.

The maximum withdrawal amount for which we will waive the withdrawal charge is the Contract Value on the next valuation date following written proof of claim, less any Purchase Payments made within a one-year period before confinement in an eligible nursing home begins, less any Purchase Payment made on or after the Annuitant's 71st birthday.

We will pay any withdrawal requested under the scope of this waiver as soon as we receive proper written proof of your claim, and we will pay the withdrawal in a lump sum. You should consult with your tax adviser regarding the tax impact of any withdrawals taken from your Contract.

                                   APPENDIX F

--------------------------------------------------------------------------------

               CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to the Separate Account and MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut. A list of the contents of the Statement of Additional Information is set forth below:

                     The Insurance Company
                     Principal Underwriter
                     Distribution and Principal Underwriting Agreement Valuation of Assets
                     Federal Tax Considerations
                     Independent Registered Public Accounting Firm Condensed Financial Information
                     Financial Statements

--------------------------------------------------------------------------------

Copies of the Statement of Additional Information dated April 30, 2007 are available without charge. To request a copy, please clip this coupon on the line above, enter your name and address in the spaces provided below, and mail to MetLife Insurance Company of Connecticut/MetLife Life and Annuity Company of Connecticut, One Cityplace, 185 Asylum Street, 3CP, Hartford, Connecticut 06103-3415. For the MetLife Insurance Company of Connecticut Statement of Additional Information please request MIC-Book-70-71-75, and for the MetLife Life and Annuity Company of Connecticut Statement of Additional Information please request MLAC-Book-70-71-75.

Name: -------------------------------------------------

Address: ----------------------------------------------

CHECK BOX:

[ ] MIC-Book-70-71-75

[ ] MLAC-Book-70-71-75

                  SCUDDER ADVOCATE REWARDS ANNUITY PROSPECTUS:
          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES METLIFE OF CT SEPARATE ACCOUNT TWELVE FOR VARIABLE ANNUITIES

This prospectus describes SCUDDER ADVOCATE REWARDS ANNUITY, a flexible premium deferred variable annuity contract (the "Contract") issued by MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut. MetLife Life and Annuity Company of Connecticut does not solicit or issue insurance products in the state of New York. Refer to your Contract for the name of your issuing company. The Contract is available in connection with certain retirement plans that qualify for special federal income tax treatment ("Qualified Contracts") as well as those that do not qualify for such treatment ("Non-qualified Contracts"). We may issue it as an individual contract or as a group contract. When we issue a group contract, you will receive a certificate summarizing the Contract's provisions. For convenience, we refer to contracts and certificates as "Contracts."

You can choose to have your premium ("Purchase Payments") and any associated Purchase Payment Credits accumulate on a variable and/or, subject to availability, fixed basis in one of our funding options. Your Contract Value before the Maturity Date and the amount of monthly income afterwards will vary daily to reflect the investment experience of the Variable Funding Options you select. You bear the investment risk of investing in the Variable Funding Options. The Variable Funding Options as of April 30, 2007 are:



DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND,          DWS Davis Venture Value VIP
  INC. -- SERVICE SHARES                           DWS Dreman High Return Equity VIP
AIM VARIABLE INSURANCE FUNDS -- SERIES I           DWS Dreman Small Mid Cap Value VIP
  AIM V.I. Utilities Fund                          DWS Global Thematic VIP
CREDIT SUISSE TRUST                                DWS Government & Agency Securities VIP
  Credit Suisse Trust Global Small Cap             DWS Growth Allocation VIP
     Portfolio                                     DWS High Income VIP
DREYFUS INVESTMENT PORTFOLIO -- SERVICE SHARES     DWS International Select Equity VIP
  Dreyfus MidCap Stock Portfolio                   DWS Janus Growth & Income VIP
DWS INVESTMENTS VIT FUNDS                          DWS Large Cap Value VIP
  DWS Equity 500 Index VIP -- Class B2             DWS Mid Cap Growth VIP
  DWS RREEF Real Estate Securities                 DWS Moderate Allocation VIP
     VIP -- Class B                                DWS Money Market VIP
DWS VARIABLE SERIES I -- CLASS B                   DWS Small Cap Growth VIP
  DWS Bond VIP                                     DWS Strategic Income VIP
  DWS Capital Growth VIP                           DWS Technology VIP
  DWS Global Opportunities VIP                     DWS Turner Mid Cap Growth VIP
  DWS Growth & Income VIP                        MET INVESTORS SERIES TRUST -- CLASS A
  DWS Health Care VIP                              MFS(R) Emerging Markets Equity Portfolio
  DWS International VIP                          METROPOLITAN SERIES FUND, INC. -- CLASS B
DWS VARIABLE SERIES II -- CLASS B                  MFS(R) Total Return Portfolio
  DWS Balanced VIP                               THE ALGER AMERICAN FUND -- CLASS S
  DWS Blue Chip VIP                                Alger American Leveraged AllCap Portfolio
  DWS Conservative Allocation VIP
  DWS Core Fixed Income VIP


Certain Variable Funding Options have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding Underlying Funds" for more information.

We also offer variable annuity contracts that do not have Purchase Payment Credits, and therefore may have lower fees. Over time, the value of the Purchase Payment Credits could be more than offset by higher charges. You should carefully consider whether or not this Contract is the most appropriate investment for you.

The Contract is not offered to new purchasers.

This prospectus provides the information that you should know before investing in the Contract. Please keep this prospectus for future reference. You can receive additional information about your Contract by requesting a copy of the Statement of Additional Information ("SAI") dated April 30, 2007. We filed the SAI with the Securities and Exchange Commission ("SEC"), and it is incorporated by reference into this prospectus. To request a copy, write to us at One Cityplace, 185 Asylum Street, 3CP, Hartford, Connecticut 06103-3415, call 1-866-376-0389 or access the SEC's website (http://www.sec.gov). See Appendix F for the SAI's table of contents.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                         PROSPECTUS DATED APRIL 30, 2007

                                TABLE OF CONTENTS




Glossary................................      3
Summary.................................      4
Fee Table...............................      8
Condensed Financial Information.........     13
The Annuity Contract....................     13
  Contract Owner Inquiries..............     14
  Purchase Payments.....................     14
  Purchase Payment Credits..............     15
  Accumulation Units....................     15
  The Variable Funding Options..........     15
The Fixed Account.......................     19
Charges and Deductions..................     19
  General...............................     19
  Withdrawal Charge.....................     20
  Free Withdrawal Allowance.............     20
  Transfer Charge.......................     20
  Administrative Charges................     20
  Mortality and Expense Risk Charge.....     21
  Variable Liquidity Benefit Charge.....     21
  Enhanced Stepped-Up Provision Charge..     21
  Guaranteed Minimum Withdrawal Benefit
     Charge.............................     21
  Guaranteed Minimum Accumulation
     Benefit Charge.....................     22
  Variable Funding Option Expenses......     22
  Premium Tax...........................     22
  Changes in Taxes Based upon Premium or
     Value..............................     22
Transfers...............................     22
  Market Timing/Excessive Trading.......     22
  Dollar Cost Averaging.................     24
Access to Your Money....................     25
  Systematic Withdrawals................     25
Ownership Provisions....................     25
  Types of Ownership....................     25
     Contract Owner.....................     25
     Beneficiary........................     26
     Annuitant..........................     26
Death Benefit...........................     26
  Death Proceeds before the Maturity
     Date...............................     27
  Enhanced Stepped-Up Provision.........     29
  Payment of Proceeds...................     29
  Spousal Contract Continuance..........     31
  Beneficiary Contract Continuance......     31
  Planned Death Benefit.................     32
  Death Proceeds after the Maturity
     Date...............................     32
Living Benefits.........................     32
  Guaranteed Minimum Withdrawal
     Benefit............................     32
  Guaranteed Minimum Accumulation
     Benefit............................     40
The Annuity Period......................     45
  Maturity Date.........................     45
  Allocation of Annuity.................     45
  Variable Annuity......................     45
  Fixed Annuity.........................     46
Payment Options.........................     46
  Election of Options...................     46
  Annuity Options.......................     46
  Variable Liquidity Benefit............     47
Miscellaneous Contract Provisions.......     47
  Right to Return.......................     47
  Termination...........................     47
  Required Reports......................     47
  Suspension of Payments................     48
The Separate Accounts...................     48
  Performance Information...............     48
Federal Tax Considerations..............     49
  General Taxation of Annuities.........     49
  Types of Contracts: Qualified and Non-
     qualified..........................     50
  Qualified Annuity Contracts...........     50
     Taxation of Qualified Annuity
       Contracts........................     50
     Mandatory Distributions for
       Qualified Plans..................     50
     Individual Retirement Annuities....     51
     Roth IRAs..........................     51
     TSAs (ERISA and non-ERISA).........     52
  Non-qualified Annuity Contracts.......     54
     Diversification Requirements for
       Variable Annuities...............     55
     Ownership of the Investments.......     55
     Taxation of Death Benefit
       Proceeds.........................     55
  Other Tax Considerations..............     55
     Treatment of Charges for Optional
       Death Benefits...................     55
     Puerto Rico Tax Considerations.....     56
     Non-Resident Aliens................     56
     Tax Credits and Deductions.........     56
Other Information.......................     57
  The Insurance Companies...............     57
  Financial Statements..................     57
  Distribution of Variable Annuity
     Contracts..........................     57
  Conformity with State and Federal
     Laws...............................     58
  Voting Rights.........................     58
  Restrictions on Financial
     Transactions.......................     58
  Legal Proceedings.....................     59
Appendix A: Condensed Financial
  Information for MetLife of CT Separate
  Account Eleven........................    A-1
Appendix B: Condensed Financial
  Information for MetLife of CT Separate
  Account Twelve........................    B-1
Appendix C: Additional Information
  Regarding Underlying Funds............    C-1
Appendix D: The Fixed Account...........    D-1
Appendix E: Nursing Home Waiver.........    E-1
Appendix F: Contents of the Statement of
  Additional Information................    F-1

                                    GLOSSARY

ACCUMULATION UNIT -- an accounting unit of measure used to calculate the value of this Contract before Annuity Payments begin.

ANNUITANT -- the person on whose life the Maturity Date and Annuity Payments depend.

ANNUITY PAYMENTS -- a series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

CASH SURRENDER VALUE -- the Contract Value less any withdrawal charge and premium tax not previously deducted.

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

CONTINGENT ANNUITANT -- the individual who becomes the Annuitant when the Annuitant who is not the owner dies prior to the Maturity Date.

CONTRACT DATE -- the date on which the Contract is issued.

CONTRACT OWNER (you) -- the person named in the Contract (on the specifications page) as the owner of the Contract.

CONTRACT VALUE -- Purchase Payments, plus any associated Purchase Payment Credits, plus or minus any investment experience on the amounts allocated to the variable funds or interest on amounts allocated to the Fixed Account, adjusted by any applicable charges and withdrawals.

CONTRACT YEARS -- twelve month periods beginning with the Contract Date.

DEATH REPORT DATE -- the day on which we have received 1) Due Proof of Death and
2) written payment instructions or election of spousal or beneficiary contract continuation.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

FIXED ACCOUNT -- an account that consists of all of the assets under this Contract other than those in the Separate Account.

HOME OFFICE -- the Home Office of MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut or any other office that we may designate for the purpose of administering this Contract. For transfer, withdrawal, surrender, and (if applicable) loan requests, our Home Office address is: MetLife, P.O. Box 990014, Hartford, CT 06199-0014. For Purchase Payments and (if applicable) loan repayments, our Home Office address is:
MetLife, P.O. Box 371857, Pittsburgh, PA 15250-7857.

MATURITY DATE -- the date on which the Annuity Payments are to begin.

PAYMENT OPTION -- an annuity option elected under your Contract.

PURCHASE PAYMENT -- any premium paid by you to initiate or supplement this Contract.

PURCHASE PAYMENT CREDIT -- an amount credited to your Contract Value that equals a percentage of each Purchase Payment made.

QUALIFIED CONTRACT -- a contract used in a retirement plan or program that is intended to qualify under Sections 401, 403, 408 or 408A of the Code.

SEPARATE ACCOUNT -- a segregated account registered with the Securities and Exchange Commission ("SEC"), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund.

UNDERLYING FUND -- a portfolio of an open-end management investment company that is registered with the SEC in which the Subaccounts invest.

VALUATION DATE -- a date on which a Subaccount is valued.

VALUATION PERIOD -- the period between successive valuations.

VARIABLE FUNDING OPTION -- a Subaccount of the Separate Account that invests in an Underlying Fund.

WE, US, OUR -- MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut.

WRITTEN REQUEST -- written information sent to us in a form and content satisfactory to us and received at our Home Office.

YOU, YOUR -- "You" is, the Contract Owner, and a natural person, a trust established for the benefit of a natural person, or a charitable remainder trust.

                                    SUMMARY:

                        SCUDDER ADVOCATE REWARDS ANNUITY

THIS SUMMARY DETAILS SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

WHAT COMPANY WILL ISSUE MY CONTRACT? Your issuing company is either MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut ("the Company," "We" or "Us"). MetLife Life and Annuity Company of Connecticut does not solicit or issue insurance products in the state of New York. Refer to your Contract for the name of your issuing company. Each company sponsors its own segregated account ("Separate Account"). MetLife Insurance Company of Connecticut sponsors the MetLife of CT Separate Account Eleven for Variable Annuities ("Separate Account Eleven"); MetLife Life and Annuity Company of Connecticut sponsors the MetLife of CT Separate Account Twelve for Variable Annuities ("Separate Account Twelve"). When we refer to the Separate Account, we are referring to either Separate Account Eleven or Separate Account Twelve, depending upon your issuing Company.

Contracts issued in your state may provide different features and benefits from and impose different costs (such as a waiver of the withdrawal charge on all Annuity Payments) than those described in this prospectus.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACT? We designed the Contract for retirement savings or other long-term investment purposes. The Contract provides a death benefit as well as guaranteed payout options. You direct your payment(s) to one or more of the Variable Funding Options and/or to the Fixed Account that is part of our general account (the "Fixed Account"). We guarantee money directed to the Fixed Account as to principal and interest. The Variable Funding Options fluctuate with the investment performance of the Underlying Funds and are not guaranteed. You can also lose money in the Variable Funding Options.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, under a Qualified Contract, your pre-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal, presumably when you are in a lower tax bracket. During the accumulation phase, under a Non-qualified Contract, earnings on your after-tax contributions accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. The payout phase occurs when you begin receiving payments from your Contract. The amount of money you accumulate in your Contract determines the amount of income (Annuity Payments) you receive during the payout phase.

During the payout phase, you may choose one of a number of annuity options. You may receive income payments in the form of a variable annuity, a fixed annuity, or a combination of both. If you elect variable income payments, the dollar amount of your payments may increase or decrease. Once you choose one of the annuity options and begin to receive payments, it cannot be changed.

WHO CAN PURCHASE THIS CONTRACT? The Contract is currently available for use in connection with (1) individual non-qualified purchases; (2) rollovers from Individual Retirement Annuities (IRAs); (3) rollovers from other qualified retirement plans and (4) beneficiary-directed transfers of death proceeds from another contract. Qualified Contracts include contracts qualifying under Section 401(a), 403(b), 408(b) or 408A of the Code. Purchase of this Contract through a tax-qualified retirement plan ("Plan") does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits.

The Contract is not available to new purchasers. However, you may continue to make additional Purchase Payments or transfer Contract Value among the Variable Funding Options. You may make additional payments of at least $500 at any time during the accumulation phase. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death proceeds.

CAN I EXCHANGE MY CURRENT ANNUITY CONTRACT FOR THIS CONTRACT? The Code generally permits you to exchange one annuity contract for another in a "tax-free exchange." Therefore, you can transfer the proceeds from another annuity contract to purchase this Contract. Before making an exchange to acquire this Contract, you should carefully compare this Contract to your current contract. You may have to pay a surrender charge under your current contract to exchange it for this Contract, and this Contract has its own surrender charges that would apply to you. The other fees and charges under this Contract may be higher or lower and the benefits may be different than those of your current contract. In addition, you may have to pay federal income or penalty taxes on the exchange if it does not qualify for tax-free treatment. You should not exchange another contract for this Contract unless you determine, after evaluating all the facts, the exchange is in your best interests. Remember that the person selling you the Contract generally will earn a commission on the sale.

IS THERE A RIGHT TO RETURN PERIOD? If you cancel the Contract within ten days after you receive it, you will receive a full refund of your Contract Value plus any Contract charges and premium taxes you paid (but not fees and charges assessed by the Underlying Funds) minus any Purchase Payment Credits. Where state law requires a different right to return period, or the return of Purchase Payments, the Company will comply. You bear the investment risk on the Purchase Payment allocated to a Variable Funding Option during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchased your Contract as an Individual Retirement Annuity, and you return it within the first seven days after delivery, or longer if your state law permits, we will refund your full Purchase Payment minus any Purchase Payment Credits. During the remainder of the right to return period, we will refund your Contract Value (including charges we assessed) minus any Purchase Payment Credits. We will determine your Contract Value at the close of business on the day we receive a Written Request for a refund.

During the right to return period, you will not bear any contract fees associated with the Purchase Payment Credits. The amount we return to you will include any investment gains on the credit during the right to return period. However, if you have investment losses on the credit during the right to return period, we will recover the original amount of the credit.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE VARIABLE FUNDING OPTIONS AND HOW THEY OPERATE? The Variable Funding Options represent Subaccounts of the Separate Account. At your direction, the Separate Account, through its Subaccounts, uses your Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. Depending on market conditions, you may make or lose money in any of these Variable Funding Options.

You can transfer among the Variable Funding Options as frequently as you wish without any current tax implications. Currently there is no charge for transfers, nor a limit to the number of transfers allowed. We may, in the future, charge a fee for any transfer request, or limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners. You may transfer between the Fixed Account and the Variable Funding Options twice a year (during the 30 days after the six-month Contract Date anniversary), provided the amount is not greater than 15% of the Fixed Account value on that date. Amounts previously transferred from the Fixed Account to the Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of the transfer.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. We deduct an administrative expense charge and a mortality and expense risk ("M&E") charge each business day from amounts you allocate to the Separate Account. We deduct the administrative expense charge at an annual rate of 0.15% and deduct the M&E charge at an annual rate of 1.40% for the Standard Death Benefit, 1.55% for the Step-Up Death Benefit, and 1.75% for the Roll-Up Death Benefit. For Contracts with a value of less than $100,000, we also deduct an annual contract administrative charge of $40. Each Underlying Fund also charges for management costs and other expenses.

We will apply a withdrawal charge to withdrawals from the Contract, and will calculate it as a percentage of the Purchase Payments and any associated Purchase Payment Credits withdrawn. The maximum percentage is 8%, decreasing to 0% after nine full years.

If you select the Enhanced Stepped-Up Provision ("E.S.P."), an additional 0.20% annually will be deducted each business day from amounts in the Variable Funding Options. THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE.

Upon annuitization, if the Variable Liquidity Benefit is selected, there is a maximum charge of 8% of the amounts withdrawn. Please refer to "Payment Options" for a description of this benefit.

If you elect a Guaranteed Minimum Withdrawal Benefit ("GMWB") rider, a charge will be deducted each business day from amounts in the Variable Funding Options. There are several GMWB rider options, and the current charge for each rider, on an annual basis, is as follows: GMWB I: 0.40%; GMWB I Plus:
0.55%; GMWB II: 0.50%; GMWB II Plus: 0.65%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%.

If you select the Guaranteed Minimum Accumulation Benefit ("GMAB"), a charge equal to 0.40% annually will be deducted each business day from amounts in the Variable Funding Options.

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a Qualified Contract during the accumulation phase are made with before-tax dollars. Generally, you will be taxed on your Purchase Payments , Purchase Payment Credits and on any earnings when you make a withdrawal or begin receiving Annuity Payments. Under a Non-qualified Contract, payments to the Contract are made with after-tax dollars, and any credits and earnings will generally accumulate tax-deferred. You will be taxed on these earnings when they are withdrawn from the Contract. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the amount withdrawn.

For owners of Qualified Contracts, if you reach a certain age, you may be required by federal tax laws to begin receiving payments from your annuity or risk paying a penalty tax. In those cases, we can calculate and pay you the minimum required distribution amounts (see "Access to Your Money - Systematic Withdrawals").

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Withdrawal charges may apply, as well as income taxes, and/or a penalty tax on amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? You may choose to purchase the Standard, Step-Up or Roll-Up Death Benefit. The death benefit applies upon the first death of the Contract Owner, joint owner, or Annuitant. Assuming you are the Annuitant, the death benefit is as follows: If you die before the Contract is in the payout phase, the person you have chosen as your beneficiary will receive a death benefit. We calculate the death benefit value at the close of the business day on which our Home Office receives (1) Due Proof of Death and
(2) written payment instructions or the election of spousal or beneficiary contract continuance. Please refer to the Death Benefit section in the prospectus for more details.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A or Appendix B to this prospectus provides more information about Accumulation Unit values.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

     - PURCHASE PAYMENT CREDITS. For each Purchase Payment you make, we will add a credit to your Contract Value as long as the greater age of the Contract Owner or Annuitant is 80 or less at the time the Purchase Payment is received. This credit will equal at least 4.5% of the Purchase Payment. The expenses for a Contract with Purchase Payment Credits are higher than a similar contract without Purchase Payment credits, and the additional expenses attributable to the credits may more than offset the amount of Purchase Payment Credit.

     - DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Variable Funding Options each month, theoretically giving you a lower average cost per unit over time than a single one-time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

     - SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn. Withdrawals in excess of the annual free withdrawal allowance may be subject to a withdrawal charge.

     - AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match the rebalancing allocation selected.

     - MANAGED DISTRIBUTION PROGRAM. This program allows us to automatically calculate and distribute to you, in November of the applicable tax year, an amount that will satisfy the Internal Revenue Service's minimum distribution requirements imposed on certain contracts once the owner reaches age 70 1/2 or retires. These minimum distributions occur during the accumulation phase.

     - ENHANCED STEPPED-UP PROVISION ("E.S.P."). For an additional charge, the total death benefit payable may be increased based on the earnings in your Contract.

     - SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY). If your spouse is named as an owner and/or beneficiary, and you die prior to the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. This feature applies to a spousal joint Contract Owner and/or beneficiary only.

     - BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES). If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the date of your death, that beneficiary(ies) may elect to continue his/her portion of the Contract and take required distributions over time, rather than have the death benefit paid to the beneficiary in a lump sum.

     - GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "GUARANTEED INCOME SOLUTION"). For an additional charge, we will guarantee the periodic return of your investment. Under this benefit, we will pay you a percentage of your investment every year until your investment has been returned in full, regardless of market performance. Depending on when you elect to begin receiving payments and which GMWB rider you select, the maximum amount of your investment that you receive each year is 5% or 10%. When you add Purchase Payments to your Contract, we include them as part of the guarantee. In the future, however, we may discontinue including additional Purchase Payments as part of the guarantee. You may also purchase a version of this benefit that guarantees the periodic return of your Purchase Payments including any Purchase Payment Credits. The guarantee is subject to restrictions on withdrawals and other restrictions.

     - GUARANTEED MINIMUM ACCUMULATION BENEFIT ("GMAB"). For an additional charge, we will guarantee that your Contract Value will not be less than a minimum amount at the end of a specified number of years. The guaranteed amount is based on your Purchase Payments, including additional Purchase Payments you make within 12 months of electing the rider. Additional Purchase Payments made more than 12 months after you elect the rider will not increase the guaranteed amount. If your Contract Value is less than the minimum guaranteed amount on the Rider Maturity Date, we will apply additional amounts to increase your Contract Value so that it is equal to the guaranteed amount.

                                    FEE TABLE

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

CONTRACT OWNER TRANSACTION EXPENSES



WITHDRAWAL CHARGE.......................................   8%(1)
(as a percentage of the Purchase Payments and any associated Purchase Payment Credits withdrawn)





TRANSFER CHARGE.........................................   $10(2)
(assessed on transfers that exceed 12 per year)





VARIABLE LIQUIDITY BENEFIT CHARGE.......................   8%(3)
(As a percentage of the present value of the remaining Annuity Payments that are surrendered. The interest rate used to calculate this present value is 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments.)


The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Underlying Fund fees and expenses.

CONTRACT ADMINISTRATIVE CHARGES



ANNUAL CONTRACT ADMINISTRATIVE CHARGE...................   $40(4)


---------
(1) The withdrawal charge declines to zero after the Purchase Payment has been in the Contract for nine years. The charge is as follows:


     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------


         0 years                3 years               8%
         3 years                4 years               7%
         4 years                5 years               6%
         5 years                6 years               5%
         6 years                7 years               4%
         7 years                8 years               3%
         8 years                9 years               2%
        9 years+                                      0%


(2)   We do not currently assess the transfer charge.
(3) This withdrawal charge only applies when you surrender the Contract after beginning to receive Annuity Payments. The Variable Liquidity Benefit Charge declines to zero after nine years. The charge is as follows:


   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------


         0 years                3 years               8%
         3 years                4 years               7%
         4 years                5 years               6%
         5 years                6 years               5%
         6 years                7 years               4%
         7 years                8 years               3%
         8 years                9 years               2%
        9 years+                                      0%


(4) We do not assess this charge if Contract Value is $100,000 or more on the fourth Friday of each August.

ANNUAL SEPARATE ACCOUNT CHARGES:
(as a percentage of the average daily net assets of the Separate Account)

We will assess a minimum mortality and expense risk charge ("M&E") of 1.40% and an administrative expense charge of 0.15% on all contracts. In addition, for optional features there is a 0.20% charge for E.S.P., a 0.40% charge for GMAB, a 0.40% charge for GMWB I (maximum of 1.00% upon reset), a 0.55% charge for GMWB I Plus (maximum of 1.00% upon reset), a 0.50% charge for GMWB II (maximum of 1.00% upon reset), a 0.65% charge for GMWB II Plus (maximum of 1.00% upon reset), and a 0.25% charge for GMWB III. Below is a summary of all charges that may apply, depending on the death benefit and optional features you select:


                                                          STANDARD DEATH    STEP-UP DEATH    ROLL-UP DEATH
                                                              BENEFIT          BENEFIT          BENEFIT
                                                          --------------    -------------    -------------


Mortality and Expense Risk Charge.....................         1.40%             1.55%            1.75%
Administrative Expense Charge.........................         0.15%             0.15%            0.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH NO OPTIONAL
  FEATURES SELECTED...................................         1.55%             1.70%            1.90%
Optional E.S.P. Charge................................         0.20%             0.20%            0.20%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. ONLY
  SELECTED............................................         1.75%             1.90%            2.10%
Optional GMAB Charge..................................         0.40%             0.40%            0.40%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMAB ONLY
  SELECTED............................................         1.95%             2.10%            2.30%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMAB SELECTED(5)....................................         2.15%             2.30%            2.50%
Optional GMWB I Charge (maximum upon reset)...........         1.00%(6)          1.00%(6)         1.00%(6)
Optional GMWB I Plus Charge (maximum upon reset)......         1.00%(6)          1.00%(6)         1.00%(6)
Optional GMWB II Charge (maximum upon reset)..........         1.00%(6)          1.00%(6)         1.00%(6)
Optional GMWB II Plus Charge (maximum upon reset).....         1.00%(6)          1.00%(6)         1.00%(6)
Optional GMWB III Charge..............................         0.25%             0.25%            0.25%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB I ONLY
  SELECTED............................................         2.55%             2.70%            2.90%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB I PLUS
  ONLY SELECTED.......................................         2.55%             2.70%            2.90%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB II
  ONLY SELECTED.......................................         2.55%             2.70%            2.90%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB II
  PLUS ONLY SELECTED..................................         2.55%             2.70%            2.90%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH GMWB III
  ONLY SELECTED.......................................         1.80%             1.95%            2.15%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB I SELECTED.....................................         2.75%             2.90%            3.10%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB I PLUS SELECTED................................         2.75%             2.90%            3.10%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB II SELECTED....................................         2.75%             2.90%            3.10%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB II PLUS SELECTED...............................         2.75%             2.90%            3.10%
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES WITH E.S.P. AND
  GMWB III SELECTED...................................         2.00%             2.15%            2.35%


---------
(5)   GMAB and GMWB cannot both be elected.
(6) The current charges for the available GMWB riders with a reset feature (see "Living Benefits -- Guaranteed Minimum Withdrawal Benefit") are 0.40% for GMWB I, 0.55% for GMWB I Plus, 0.50% for GMWB II and 0.65% for GMWB II Plus.

UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2006 (unless otherwise indicated):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service fees (12b-1) if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 1-866-376-0389.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES


                                                                       MINIMUM        MAXIMUM
                                                                     -----------    -----------


TOTAL ANNUAL FUND OPERATING EXPENSES
  (expenses that are deducted from Underlying Fund assets,
  including management fees, distribution and/or service fees
  (12b-1) fees, and other expenses)..............................       0.67%          1.76%


UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)


                                                       DISTRIBUTION                 TOTAL     CONTRACTUAL FEE      NET TOTAL
                                                          AND/OR                    ANNUAL         WAIVER            ANNUAL
                                         MANAGEMENT       SERVICE        OTHER    OPERATING    AND/OR EXPENSE      OPERATING
UNDERLYING FUND:                             FEE       (12b-1) FEES    EXPENSES    EXPENSES    REIMBURSEMENT       EXPENSES*
----------------                        ------------  --------------  ----------  ---------  -----------------  ---------------


DREYFUS SOCIALLY RESPONSIBLE GROWTH
  FUND, INC. -- SERVICE SHARES........      0.75%          0.25%         0.08%      1.08%            --           1.08%
AIM VARIABLE INSURANCE FUNDS
  AIM V.I. Utilities Fund -- Series
     I................................      0.60%            --          0.36%      0.96%          0.03%          0.93%(1)
CREDIT SUISSE TRUST
  Credit Suisse Trust Global Small Cap
     Portfolio........................      1.25%            --          0.31%      1.56%            --           1.56%
DREYFUS INVESTMENT PORTFOLIO
  Dreyfus MidCap Stock
     Portfolio -- Service Shares......      0.75%          0.25%         0.06%      1.06%            --           1.06%(20)
DWS INVESTMENTS VIT FUNDS
  DWS Equity 500 Index VIP -- Class
     B2...............................      0.29%          0.25%         0.13%      0.67%          0.04%          0.63%(2)
  DWS RREEF Real Estate Securities
     VIP -- Class B...................      1.00%          0.25%         0.43%      1.68%          0.26%          1.42%(17)
DWS VARIABLE SERIES I
  DWS Bond VIP -- Class B.............      0.49%          0.25%         0.30%      1.04%          0.01%          1.03%(3)(18)
  DWS Capital Growth VIP -- Class B...      0.47%          0.25%         0.10%      0.82%            --           0.82%(3)(4)
  DWS Global Opportunities
     VIP -- Class B...................      0.99%          0.25%         0.27%      1.51%            --           1.51%(3)
  DWS Growth & Income VIP -- Class B..      0.48%          0.25%         0.17%      0.90%          0.03%          0.87%(3)(5)
  DWS Health Care VIP -- Class B......      0.77%          0.25%         0.26%      1.28%            --           1.28%(3)
  DWS International VIP -- Class B....      0.84%          0.25%         0.27%      1.36%          0.02%          1.34%(3)(6)
DWS VARIABLE SERIES II
  DWS Balanced VIP -- Class B.........      0.46%          0.25%         0.22%      0.93%          0.04%          0.89%(7)
  DWS Blue Chip VIP -- Class B........      0.64%          0.25%         0.19%      1.08%            --           1.08%(8)
  DWS Core Fixed Income VIP -- Class
     B................................      0.59%          0.25%         0.22%      1.06%            --           1.06%(8)
  DWS Davis Venture Value VIP -- Class
     B................................      0.94%          0.25%         0.21%      1.40%          0.11%          1.29%(19)
  DWS Dreman High Return Equity
     VIP -- Class B...................      0.73%          0.25%         0.13%      1.11%            --           1.11%(9)
  DWS Dreman Small Mid Cap Value
     VIP -- Class B...................      0.73%          0.25%         0.17%      1.15%            --           1.15%(8)
  DWS Global Thematic VIP -- Class B..      1.00%          0.25%         0.51%      1.76%          0.24%          1.52%(19)
  DWS Government & Agency Securities
     VIP -- Class B...................      0.55%          0.25%         0.27%      1.07%            --           1.07%(8)
  DWS High Income VIP -- Class B......      0.59%          0.25%         0.26%      1.10%            --           1.10%(8)
  DWS International Select Equity
     VIP -- Class B...................      0.75%          0.25%         0.26%      1.26%            --           1.26%(8)
  DWS Janus Growth & Income
     VIP -- Class B...................      0.75%          0.25%         0.24%      1.24%            --           1.24%
  DWS Large Cap Value VIP -- Class B..      0.74%          0.25%         0.21%      1.20%            --           1.20%(8)
  DWS Mid Cap Growth VIP -- Class B...      0.75%          0.25%         0.42%      1.42%          0.08%          1.34%(19)
  DWS Money Market VIP -- Class B.....      0.39%          0.25%         0.17%      0.81%            --           0.81%(10)
  DWS Small Cap Growth VIP -- Class
     B................................      0.65%          0.25%         0.22%      1.12%          0.03%          1.09%(11)

                                                       DISTRIBUTION                 TOTAL     CONTRACTUAL FEE      NET TOTAL
                                                          AND/OR                    ANNUAL         WAIVER            ANNUAL
                                         MANAGEMENT       SERVICE        OTHER    OPERATING    AND/OR EXPENSE      OPERATING
UNDERLYING FUND:                             FEE       (12b-1) FEES    EXPENSES    EXPENSES    REIMBURSEMENT       EXPENSES*
----------------                        ------------  --------------  ----------  ---------  -----------------  ---------------

  DWS Strategic Income VIP -- Class
     B................................      0.65%          0.25%         0.34%      1.24%            --           1.24%(8)
  DWS Technology VIP -- Class B.......      0.75%          0.25%         0.28%      1.28%            --           1.28%
  DWS Turner Mid Cap Growth
     VIP -- Class B...................      0.80%          0.25%         0.32%      1.37%            --           1.37%
MET INVESTORS SERIES TRUST
  MFS(R) Emerging Markets Equity
     Portfolio -- Class A.............      1.04%            --          0.29%      1.33%          0.03%          1.30%(12)
METROPOLITAN SERIES FUND, INC.
  MFS(R) Total Return
     Portfolio -- Class B.............      0.53%          0.25%         0.05%      0.83%            --           0.83%(13)
THE ALGER AMERICAN FUND
  Alger American Leveraged AllCap
     Portfolio -- Class S.............      0.81%          0.25%         0.17%      1.23%          0.03%          1.20%(16)




                                               DISTRIBUTION                  TOTAL     CONTRACTUAL FEE   NET TOTAL
                                                  AND/OR                     ANNUAL         WAIVER         ANNUAL
                                 MANAGEMENT       SERVICE        OTHER     OPERATING    AND/OR EXPENSE   OPERATING
UNDERLYING FUND:                     FEE       (12b-1) FEES    EXPENSES     EXPENSES    REIMBURSEMENT    EXPENSES*
----------------                ------------  --------------  ----------  -----------  ---------------  -----------


DWS VARIABLE SERIES II
  DWS Conservative Allocation
     VIP -- Class B...........      0.15%          0.25%         0.39%       0.79%          0.04%          0.75%
  DWS Moderate Allocation
     VIP -- Class B...........      0.15%          0.25%         0.22%       0.62%            --           0.62%
  DWS Growth Allocation
     VIP -- Class B...........      0.15%          0.25%         0.22%       0.62%            --           0.62%

                                   NET TOTAL
                                     ANNUAL
                                   OPERATING
                                    EXPENSES
                                   INCLUDING
                                   UNDERLYING
                                      FUND
UNDERLYING FUND:                   EXPENSES*
----------------                ---------------


DWS VARIABLE SERIES II
  DWS Conservative Allocation
     VIP -- Class B...........   1.36%(14)(15)
  DWS Moderate Allocation
     VIP -- Class B...........   1.30%(15)
  DWS Growth Allocation
     VIP -- Class B...........   1.33%(15)


---------
* Net Total Annual Operating Expenses do not reflect (1) voluntary waivers of fees and expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.

NOTES
(1) The Fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses to the extent necessary to limit Total Annual Fund Operating Expenses (excluding (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganization, as approved by the Fund's Board of Trustees; and (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement) to 0.93% of average daily net assets. The expense limitation agreement is in effect through at least April 30, 2008.
(2) Pursuant to their respective agreements with DWS VIT Funds, the investment manager, the underwriter and the accounting agent have agreed, through April 30, 2009, to limit their respective fees and to reimburse other expenses to the extent necessary to limit total operating expenses to 0.63%.
(3) Restated on an annualized basis to reflect fee changes which took effect on June 1, 2006. Includes 0.10% administration fee.
(4) Restated on an annualized basis to reflect acquisition of Janus Growth Opportunities VIP, Oak Strategic Equity VIP and All Cap Growth VIP on December 11, 2006.
(5) Pursuant to their respective agreements with DWS Variable Series I, the investment manager, the underwriter and the accounting agent have agreed, through April 30, 2008, to limit their respective fees and to reimburse other expenses to the extent necessary to limit total operating expenses to 0.87%. Restated on an annualized basis to reflect acquisition of Mercury Large Cap Core VIP on December 11, 2006.
(6) Pursuant to their respective agreements with DWS Variable Series I, the investment manager, the underwriter and the accounting agent have agreed, through April 30, 2008, to limit their respective fees and to reimburse other expenses to the extent necessary to limit total operating expenses to 1.34%. Restated on an annualized basis to reflect acquisition of Templeton Foreign Value VIP on December 11, 2006.
(7) Pursuant to their respective agreements with DWS Variable Series II, the investment manager, the underwriter and the accounting agent have agreed, through April 30, 2008, to limit their respective fees and to reimburse other expenses to the extent necessary to limit total operating expenses to 0.89%.
(8) Management fees have been restated to reflect the new fee schedule effective October 1, 2006.
(9) Restated on an annualized basis to reflect acquisition of MFS Strategic Value VIP and Dreman Financial Services VIP on September 15, 2006.
(10) Restated on an annualized basis to reflect acquisition of Money Market (Series I) VIP on November 3, 2006.

(11) Pursuant to their respective agreements with DWS Variable Series II, the investment manager, the underwriter and the accounting agent have agreed, through April 30, 2008, to limit their respective fees and to reimburse other expenses to the extent necessary to limit total operating expenses to 1.09%.
(12) Other Expenses have been restated to reflect new custodian, fund administration and transfer agent fee schedules, as if these fee schedules had been in effect for the previous fiscal year. Pursuant to an expense limitation agreement, the Investment Adviser has agreed, for a period of one year commencing May 1, 2007, to limit its fee and to reimburse expenses to the extent necessary to limit total operating expenses to 1.30%, excluding 12b-1 fees. The fees and expenses shown in the table are annualized, based on the Portfolio's May 1, 2006 start date.
(13) Other Expenses have been restated to reflect current fees, as if current fees had been in effect for the previous fiscal year. The Management Fee has been restated to reflect current fees, as if current fees had been in effect for the previous fiscal year.
(14) Pursuant to their respective agreements with DWS Variable Series II, the investment manager, the underwriter and the accounting agent have agreed, through April 30, 2010, to limit their respective fees and to reimburse other expenses to the extent necessary to limit total operating expenses to 0.75%. Restated on an annualized basis to reflect acquisition of Income Allocation VIP on September 15, 2006.
(15) These Portfolios are "funds of funds" that invest substantially all of their assets in other underlying portfolios. Because the Portfolios invest in other underlying portfolios, each Portfolio will also indirectly bear its proportionate share of fees and expenses incurred by the underlying Portfolios in which the Portfolio is invested. The annualized estimated indirect expenses of the Underlying portfolios for each Portfolio are as follows: 0.61% for the DWS Conservative Allocation VIP, 0.68% for the DWS Moderate Allocation VIP and 0.71% for the DWS Growth Allocation VIP.
(16) Effective December 1, 2006 through November 30, 2011, the Manager has contractually agreed to waive .035% of its Advisory Fee.
(17) Through April 30, 2008, the Advisor has contractually agreed to waive all or a portion of its management fee and reimburse or pay operating expenses of the fund to the extent necessary to maintain the fund's operating expenses at 1.42%, excluding certain expenses such as extraordinary expenses, taxes, brokerage, interest, proxy and organization and offering expenses.
(18) Pursuant to their respective agreements with DWS Variable Series I, the investment manager, the underwriter and the accounting agent have agreed, through April 30, 2008, to limit their respective fees and to reimburse other expenses to the extent necessary to limit total operating expenses to 1.03%.
(19) Pursuant to their respective agreements with DWS Variable Series II, the investment manager, the underwriter and the accounting agent have agreed, through April 30, 2008, to limit their respective fees and to reimburse other expenses to the extent necessary to limit total operating expenses of the following described Portfolios to the following: 1.29% for DWS Davis Venture Value VIP, 1.52% for DWS Global Thematic VIP, and 1.34% for DWS Mid Cap Growth VIP.
(20) Other Expenses include 0.01% of "Acquired Fund Fees and Expenses," which are fees and expenses attributable to underlying portfolios in which the Portfolio invested during the preceding fiscal year.

EXAMPLE

The example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. The example does not represent past or future expenses. Your actual expenses may be more or less than those shown.

The example assumes that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The example reflects the annual Contract administrative charge, factoring in that the charge is waived for contracts over a certain value. Additionally, the example is based on the minimum and maximum Underlying Fund total annual operating expenses shown above, and does not reflect any Underlying Fund fee waivers and/or expense reimbursements.

The example assumes you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses. Your actual expenses will be less than those shown if you do not elect all of the available optional benefits. The GMAB and GMWB cannot both be elected.

EXAMPLE -- This example assumes that you have elected the most expensive death benefit option, the E.S.P. optional death benefit and a Guaranteed Minimum Withdrawal Benefit (assuming the maximum 1.00% charge applies in all Contract Years).


                                                                                          IF CONTRACT IS NOT SURRENDERED OR
                                                IF CONTRACT IS SURRENDERED AT THE          ANNUITIZED AT THE END OF PERIOD
                                                      END OF PERIOD SHOWN:                             SHOWN:
                                         ----------------------------------------------  ----------------------------------
FUNDING OPTION                             1 YEAR      3 YEARS     5 YEARS    10 YEARS     1 YEAR      3 YEARS     5 YEARS
--------------                           ----------  ----------  ----------  ----------  ----------  ----------  ----------


Underlying Fund with Maximum Total
Annual Operating Expenses..............    $1,291      $2,193      $2,995      $4,910       $491       $1,473      $2,455
Underlying Fund with Minimum Total
Annual Operating Expenses..............     1,183       1,879       2,487       3,980        383        1,159       1,947

                                             IF
                                          CONTRACT
                                           IS NOT
                                           SURREN-
                                          DERED OR
                                         ANNUITIZED
                                         AT THE END
                                          OF PERIOD
                                           SHOWN:
                                         ----------
FUNDING OPTION                            10 YEARS
--------------                           ----------


Underlying Fund with Maximum Total
Annual Operating Expenses..............    $4,910
Underlying Fund with Minimum Total
Annual Operating Expenses..............     3,980


                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

See Appendices A and B.

                              THE ANNUITY CONTRACT

--------------------------------------------------------------------------------

Scudder Advocate Rewards Annuity is a contract between the Contract Owner ("you") and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many Contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

The Company offers several different annuities that your investment professional may be authorized to offer to you. Each annuity offers different features and benefits that may be appropriate for you. In particular, the annuities differ based on variations in the standard and optional death benefit protection provided for your beneficiaries, the availability of optional living benefits, the ability to access your Contract Value if necessary and the charges that you will be subject to if you make a withdrawal or surrender the annuity. The separate account charges and other charges may be different between each annuity we offer. Optional death benefits and living benefits are subject to a separate charge for the additional protections they offer to you and your beneficiaries. Furthermore, annuities that offer greater flexibility to access your Contract Value generally are subject to higher separate account charges than annuities that deduct charges if you make a withdrawal or surrender.

We encourage you to evaluate the fees, expenses, benefits and features of this annuity against those of other investment products, including other annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

You make Purchase Payments to us and we credit them to your Contract. We promise to pay you an income, in the form of Annuity Payments, beginning on a future date that you choose, the Maturity Date. The Purchase Payments accumulate tax deferred in the funding options of your choice. We offer multiple Variable Funding Options. We may also offer a Fixed Account option. Where permitted by law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract. The Contract Owner assumes the risk of gain or loss according to the performance of the Variable Funding Options. The Contract Value is the amount of Purchase Payments and any associated Purchase Payment Credits, plus or minus any investment experience on the amounts you allocate to the Separate Account ("Separate Account Contract Value") or interest on the amounts you allocate to the Fixed Account ("Fixed Account Contract Value"). The Contract Value also reflects all withdrawals made and charges deducted. There is generally no guarantee that at the Maturity Date the Contract Value will equal or exceed the total Purchase Payments made under the Contract. The date the Contract and its benefits become effective is referred to as the Contract Date. Each 12-month period following the Contract Date is called a Contract Year.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

The Contract is no longer available to new purchasers. However, you may make additional Purchase Payments during the accumulation phase.

Since optional death benefits carry higher charges, you should consider the ages of the owner and Annuitant when electing these benefits, as the additional value provided by the benefit may be significantly reduced or eliminated depending on the ages of the owner and Annuitant at the time of election.

Purchase of this Contract through a tax qualified retirement plan or IRA does not provide any additional tax deferral benefits beyond those provided by the plan or the IRA. Accordingly, if you are purchasing this Contract through a plan or IRA, you should consider purchasing this Contract for its death benefit, annuity option benefits, and other non-tax-related benefits. You should consult with your tax adviser to determine if this Contract is appropriate for you.

CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Home Office at 1-866-376-0389.

PURCHASE PAYMENTS

You may make additional payments of at least $500 at any time. No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds. Under certain circumstances, we may waive the minimum Purchase Payment requirement. Initial Purchase Payments plus the total of any subsequent Purchase Payments may total more than $1,000,000 only with our prior consent. We may restrict Purchase Payments into the Fixed Account whenever the current credited interest rate for the Fixed Account is equal to the minimum guaranteed rate specified in your Contract.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse purchase payments made via a personal check in excess of $100,000. Purchase payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a purchase payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access To Your Money.")


We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase Payment for up to five business days. If we cannot obtain the necessary information within five business days, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We will credit any subsequent Purchase Payment to a Contract on the same business day we receive it, if it is received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

PURCHASE PAYMENT CREDITS

For each Purchase Payment you make, we will add credit to your Contract Value as long as the greater age of the Contract Owner or Annuitant is 80 or less at the time the Purchase Payment is received. The credit will equal at least 4.5% of the Purchase Payment.

We will apply the Purchase Payment Credit to the funding options in the same ratio as the applicable Purchase Payment.

We will deduct the Purchase Payment Credit associated with any Purchase Payment from any proceeds paid if:

     (a) you return your Contract during the right to return period;

     (b) you (or the Annuitant, with no Contingent Annuitant surviving) die during the 12 months following the application of the Purchase Payment Credit; or

     (c) you surrender or terminate your Contract during the 12 months following the application of the Purchase Payment Credit.

Currently, we do not deduct the credit from refunds made under (b) or (c) for Purchase Payment Credits added to your Contract Value, but we reserve the right to do so, subject to any necessary regulatory approval. When a Purchase Payment Credit is deducted from a refund amount as described above, the amount we return to you will include any investment gains on the credit. HOWEVER, IF YOU HAVE INVESTMENT LOSSES ON THE CREDIT, WE WILL RECOVER THE ORIGINAL AMOUNT OF THE CREDIT. Additionally, if a Purchase Payment Credit is deducted from a refund amount, no withdrawal charge will be assessed on that Purchase Payment Credit. We will not recapture Purchase Payment Credits from any partial withdrawal. The Code generally requires that interests in a Qualified Contract be nonforfeitable, and it is unclear whether a deduction of Purchase Payment Credits is consistent with those requirements. Please consult a tax advisor.

You should know that over time, particularly in a positive market, the costs associated with the Purchase Payment Credits may exceed the sum of the Purchase Payment Credits and related earnings. You should consider this possibility before purchasing the Contract.

Purchase Payment Credits are not included in your Remaining Benefit Base if you elect the Guaranteed Income Solution (also called "GMWB"). Purchase Payment Credits are included in your Remaining Benefit Base if you elect the Guaranteed Income Solution Plus (also called "GMWB II). Please refer to the description of the Guaranteed Income Solution Benefits for more information. Purchase Payment Credits are not included in your Base Calculation Amount under the GMAB. Please refer to the description of GMAB for more information.

ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the accumulation period. During the accumulation period, an Accumulation Unit is used to calculate the value of a Contract. Each Variable Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment or transfer request (or, liquidate for a withdrawal request) is determined by dividing the amount directed to each Variable Funding Option (or, taken from each Variable Funding Option) by the value of its Accumulation Unit. Normally, we calculate the value of an Accumulation Unit for each Variable Funding Option as of the close of regular trading (generally 4:00 p.m. Eastern time) each day the New York Stock Exchange is open. After the value is calculated, we credit your Contract. During the annuity period (i.e., after the Maturity Date), you are credited with Annuity Units.

THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. From time to time we may make new Variable Funding Options available. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Underlying Funds are not publicly traded and are only offered through variable annuity contracts, variable life insurance products, and maybe in some instances, certain retirement plans. They are not the same retail mutual funds as those offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund.

We select the Underlying Funds offered through this Contract based on several criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Underlying Fund's adviser or subadviser is one of our affiliates or whether the Underlying Fund, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisors are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than these that are not, we may be more inclined to offer portfolios offered by our affiliates in the variable insurance products we issue. For additional information on these arrangements, see "Payments We Receive." We review the Underlying Funds periodically and may remove an Underlying Fund or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that the Underlying Fund no longer meets one or more of the selection criteria, and/or if the Underlying Fund has not attracted significant allocations from Contract Owners. In some cases, we have included Underlying Funds based on recommendations made by broker-dealer firms. When the Company develops a variable annuity product in cooperation with a fund family or distributor (e.g. a "private label" product) the Company will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the Company's selection criteria.

In certain circumstances, our ability to remove or replace an Underlying Fund may be limited by the terms of an agreement with DWS Investments ("DWS") relating to the offering under the Contract of certain Underlying Funds advised by DWS affiliates. That agreement, which was terminated on December 30, 2005, provided that we would not remove or replace as Variable Funding Options, for three years following the agreement's termination (i.e., through December 30, 2008), any of the portfolios of DWS Investments VIT Funds, DWS Variable Series I or DWS Variable Series II without the prior consent of DWS.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR UNDERLYING FUND. YOU BEAR THE RISK OF ANY DECLINE IN THE CONTRACT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE UNDERLYING FUNDS YOU HAVE CHOSEN.

If investment in the Underlying Funds or a particular Underlying Fund is no longer possible, in our judgment becomes inappropriate for purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Underlying Fund or Underlying Funds without your consent. The substituted Underlying Fund may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Underlying Funds to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC, and Met Investors Advisory LLC) or subadviser of an Underlying Fund, or its affiliates, may make payments to the Company and/or certain of our affiliates. These payments may be used for any corporate purpose, including payment of expenses that the Company and/or its affiliates incur in promoting, marketing, and administering the Contracts and, in its role as an intermediary, the Underlying Funds. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Underlying Fund assets. Contract Owners, through their indirect investment in the Underlying Funds, bear the costs of these advisory fees (see the Underlying Funds' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Underlying Funds attributable to the Contracts and certain other variable insurance products that the Company and its affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay the Company more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an Underlying Fund or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in its affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies." The Company's ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Underlying Fund. The Company will benefit accordingly from assets allocated to the Underlying Funds to the extent they result in profits to the advisers. (See "Fee
Table -- Underlying Fund Fees and Expenses" for information on the management fees paid by the Underlying Funds and the Statement of Additional Information for the Underlying Funds for information on the management fees paid by the advisers to the subadvisers.)

Certain Underlying Funds have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An Underlying Fund's 12b-1 Plan, if any, is described in more detail in the Underlying Fund's prospectus. (See "Fee
Table -- Underlying Fund Fees and Expenses" and "Other
Information -- Distribution of Variable Annuity Contracts.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under a Underlying Fund's 12b-1 Plan decrease the Underlying Fund's investment return.

Each Underlying Fund has different investment objectives and risks. The Underlying Fund prospectuses contain more detailed information on each Underlying Fund's investment strategy, investment advisers and its fees. You may obtain an Underlying Fund prospectus by calling 1-866-376-0389 or through your registered representative. We do not guarantee the investment results of the Underlying Funds.

WE INTEND TO SUBSTITUTE PORTFOLIOS OF MET INVESTORS SERIES TRUST AND METROPOLITAN SERIES FUND, INC. FOR CERTAIN PORTFOLIOS OF DWS INVESTMENTS VIT FUNDS, DWS VARIABLE SERIES I AND DWS VARIABLE SERIES II ONCE WE RECEIVE NECESSARY APPROVALS. WE ANTICIPATE THESE SUBSTITUTIONS WILL OCCUR IN 2008. PLEASE SEE "APPENDIX C -- ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS" FOR MORE INFORMATION. The current Underlying Funds are listed below, along with their investment advisers and any subadviser:


             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------


DREYFUS SOCIALLY RESPONSIBLE       Seeks capital growth with current  The Dreyfus Corporation
  GROWTH FUND, INC. -- SERVICE     income as a secondary objective.
  SHARES
AIM VARIABLE INSURANCE FUNDS
  AIM V.I. Utilities               Seeks capital growth and current   A I M Advisors, Inc.
     Fund -- Series I              income.
CREDIT SUISSE TRUST
  Credit Suisse Trust Global       Seeks long-term growth of          Credit Suisse Asset Management,
     Small Cap Portfolio           capital.                           LLC
                                                                      Subadviser: Credit Suisse Asset
                                                                      Management Limited (U.K.),
                                                                      (Australia)
DREYFUS INVESTMENT PORTFOLIO
  Dreyfus MidCap Stock             Seeks investment results that are  The Dreyfus Corporation
     Portfolio -- Service Shares   greater than the total return
                                   performance of publicly traded
                                   common stocks of medium-sized
                                   domestic companies in the
                                   aggregate, as represented by the
                                   Standard &Poor's MidCap 400
                                   Index.
DWS INVESTMENT VIT FUNDS
  DWS Equity 500 Index             Seeks to replicate, as closely as  Deutsche Asset Management, Inc.
     VIP -- Class B2               possible, before the deduction of  Subadviser: Northern Trust
                                   expenses, the performance of the   Investments, N.A.
                                   Standard &Poor's 500 Composite
                                   Stock Price Index, which
                                   emphasizes stocks of large U.S.
                                   companies.
  DWS RREEF Real Estate            Seeks long-term capital            Deutsche Asset Management, Inc.
     Securities VIP -- Class B     appreciation and current income    Subadviser: RREEF America LLC
                                   through investments in real
                                   estate securities.
DWS VARIABLE SERIES I
  DWS Bond VIP -- Class B          Seeks to maximize total return     Deutsche Investment Management
                                   consistent with preservation of    Americas Inc.
                                   capital and prudent investment     Subadviser: Aberdeen Asset
                                   management, by investing for both  Management Inc.
                                   current income and capital
                                   appreciation.
  DWS Capital Growth VIP -- Class  Seeks to provide long-term growth  Deutsche Investment Management
     B                             of capital.                        Americas Inc.
  DWS Global Opportunities         Seeks above-average capital        Deutsche Investment Management
     VIP -- Class B                appreciation over the long-term.   Americas Inc.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------

  DWS Growth & Income              Seeks long-term growth of          Deutsche Investment Management
     VIP -- Class B                capital, current income and        Americas Inc.
                                   growth of income.
  DWS Health Care VIP -- Class B   Seeks long-term growth of          Deutsche Investment Management
                                   capital.                           Americas Inc.
  DWS International VIP -- Class   Seeks long-term growth of          Deutsche Investment Management
     B                             capital.                           Americas Inc.
DWS VARIABLE SERIES II
  DWS Balanced VIP -- Class B      Seeks a high total return, a       Deutsche Investment Management
                                   combination of income and capital  Americas Inc.
                                   appreciation.
  DWS Blue Chip VIP -- Class B     Seeks growth of capital and        Deutsche Investment Management
                                   income.                            Americas Inc.
  DWS Conservative Allocation      Seeks a balance of current income  Deutsche Investment Management
     VIP -- Class B                and long-term growth of capital    Americas Inc.
                                   with an emphasis on current
                                   income.
  DWS Core Fixed Income            Seeks high current income.         Deutsche Investment Management
     VIP -- Class B                                                   Americas Inc.
                                                                      Subadviser: Aberdeen Asset
                                                                      Management Inc.
  DWS Davis Venture Value          Seeks growth of capital.           Deutsche Investment Management
     VIP -- Class B                                                   Americas Inc.
                                                                      Subadviser: Davis Selected
                                                                      Advisers, L.P.
  DWS Dreman High Return Equity    Seeks to achieve a high rate of    Deutsche Investment Management
     VIP -- Class B                total return.                      Americas Inc.
                                                                      Subadviser: Dreman Value
                                                                      Management L.L.C.
  DWS Dreman Small Cap Value       Seeks long-term capital            Deutsche Investment Management
     VIP -- Class B                appreciation.                      Americas Inc.
                                                                      Subadviser: Dreman Value
                                                                      Management L.L.C.
  DWS Global Thematic              Seeks long-term capital growth.    Deutsche Investment Management
     VIP -- Class B                                                   Americas Inc.
  DWS Government & Agency          Seeks high current income          Deutsche Investment Management
     Securities VIP -- Class B     consistent with preservation of    Americas Inc.
                                   capital.
  DWS Growth Allocation            Seeks long-term growth of          Deutsche Investment Management
     VIP -- Class B                capital.                           Americas Inc.
  DWS High Income VIP -- Class B   Seeks to provide a high level of   Deutsche Investment Management
                                   current income.                    Americas Inc.
  DWS International Select Equity  Seeks capital appreciation.        Deutsche Investment Management
     VIP -- Class B                                                   Americas Inc.
  DWS Janus Growth & Income        Seeks long-term capital growth     Deutsche Investment Management
     VIP -- Class B                and current income.                Americas Inc.
                                                                      Subadviser: Janus Capital
                                                                      Management LLC
  DWS Large Cap Value              Seeks to achieve a high rate of    Deutsche Investment Management
     VIP -- Class B                total return.                      Americas Inc.
  DWS Mid Cap Growth VIP -- Class  Seeks long-term capital growth.    Deutsche Investment Management
     B                                                                Americas Inc.
  DWS Moderate Allocation          Seeks a balance of long-term       Deutsche Investment Management
     VIP -- Class B                growth of capital and current      Americas Inc.
                                   income with an emphasis on growth
                                   of capital.
  DWS Money Market VIP -- Class B  Seeks maximum current income to    Deutsche Investment Management
                                   the extent consistent with         Americas Inc.
                                   stability of principal.
  DWS Small Cap Growth             Seeks maximum appreciation of      Deutsche Investment Management
     VIP -- Class B                investors' capital.                Americas Inc.
  DWS Strategic Income             Seeks a high current income.       Deutsche Investment Management
     VIP -- Class B                                                   Americas Inc.
  DWS Technology VIP -- Class B    Seeks growth of capital.           Deutsche Investment Management
                                                                      Americas Inc.
  DWS Turner Mid Cap Growth        Seeks capital appreciation.        Deutsche Investment Management
     VIP -- Class B                                                   Americas Inc.
                                                                      Subadviser: Turner Investment
                                                                      Partners, Inc.

             FUNDING                           INVESTMENT                         INVESTMENT
              OPTION                           OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------

MET INVESTORS SERIES TRUST
  MFS(R) Emerging Markets Equity   Seeks capital appreciation.        Met Investors Advisory, LLC
     Portfolio -- Class A                                             Subadviser: Massachusetts
                                                                      Financial Services Company
METROPOLITAN SERIES FUND, INC.
  MFS(R) Total Return              Seeks a favorable total return     MetLife Advisers, LLC
     Portfolio -- Class B          through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company
THE ALGER AMERICAN FUND
  Alger American Leveraged AllCap  Seeks long-term capital            Fred Alger Management, Inc.
     Portfolio -- Class S          appreciation.


Certain Variable Funding Options have been subject to a merger, substitution or other change. Please see "Appendix C -- Additional Information Regarding the Underlying Funds."

                                  FIXED ACCOUNT

--------------------------------------------------------------------------------

We may offer our Fixed Account as a funding option. Please refer to your Contract and Appendix D for more information.

                             CHARGES AND DEDUCTIONS

--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for the services and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Contracts

     - the death benefit paid on the death of the Contract Owner, Annuitant, or first of the joint owners

     - the available funding options and related programs (including dollar cost averaging, portfolio rebalancing, and systematic withdrawal programs)

     - administration of the annuity options available under the Contracts and

     -    the distribution of various reports to Contract Owners.

Costs and expenses we incur include:

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts

     - sales and marketing expenses including commission payments to your registered representative and

     -    other costs of doing business.

Risks we assume include:

     - that Annuitants may live longer than estimated when the annuity factors under the Contracts were established

     - that the amount of the death benefit will be greater than the Contract Value and

     - that the costs of providing the services and benefits under the Contracts will exceed the charges deducted.

We may also deduct a charge for taxes.

Unless otherwise specified, charges are deducted proportionately from all funding options in which you are invested.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. For example, the withdrawal charge we collect may not fully cover all of the sales and distribution expenses we actually incur. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

WITHDRAWAL CHARGE

We do not deduct a sales charge from Purchase Payments when they are made to the Contract. However, a withdrawal charge will apply if Purchase Payments and any associated Purchase Payment Credits are withdrawn before they have been in the Contract for nine years. We will assess the charge as a percentage of the Purchase Payment and any associated Purchase Payment Credits withdrawn as follows:


     YEARS SINCE PURCHASE PAYMENT MADE
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------


         0 years                3 years               8%
         3 years                4 years               7%
         4 years                5 years               6%
         5 years                6 years               5%
         6 years                7 years               4%
         7 years                8 years               3%
         8 years                9 years               2%
        9 years+                                      0%


For purposes of the withdrawal charge calculation, withdrawals are deemed to be taken first from:

          (a) any Purchase Payment and any associated Purchase Payment Credits to which no withdrawal charge applies, then

          (b) any remaining free withdrawal allowance (as described below) (after being reduced by (a)), then

          (c) any remaining Purchase Payment and any associated Purchase Payment Credits to which a withdrawal charge applies (on a first-in, first-out basis), then

          (d) any Contract earnings

Unless you instruct us otherwise, we will deduct the withdrawal charge from the amount requested.

We will not deduct a withdrawal charge if Purchase Payments and associated credits are distributed:

     - due to the death of the Contract Owner or the Annuitant (with no Contingent Annuitant surviving) or

     -    under the Managed Distribution Program or

     -    under the Nursing Home Confinement provision (as described in Appendix
          E)

FREE WITHDRAWAL ALLOWANCE

Beginning in the second Contract Year, you may withdraw up to 10% of the Contract Value annually without a withdrawal charge. We calculate the available withdrawal amount as of the end of the previous Contract Year. If you have Purchase Payments, and any associated Purchase Payment Credits, that are no longer subject to a withdrawal charge, the maximum you may withdraw without a withdrawal charge is the greater of (a) the free withdrawal allowance or (b) the total amount of Purchase Payments, and any associated Purchase Payment Credits, no longer subject to a withdrawal charge. Any free withdrawal taken will reduce Purchase Payments and any associated Purchase Payment Credits no longer subject to a withdrawal charge. The free withdrawal allowance applies to any partial or full withdrawal. The free withdrawal allowance is not cumulative from year to year.

Any withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty may be assessed on any withdrawal if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of a withdrawal.

TRANSFER CHARGE

We reserve the right to assess a transfer charge of up to $10.00 on transfers exceeding 12 per year. We will notify you in writing at your last known address at least 31 days before we impose any such transfer charge.

ADMINISTRATIVE CHARGES

There are two administrative charges: the $40 annual Contract administrative charge and the administrative expense charge. We will deduct the annual Contract administrative charge on the fourth Friday of each August. This charge compensates us for expenses incurred in establishing and maintaining the Contract. We will prorate this charge if you surrender your Contract, or if we terminate your Contract. We will not deduct a Contract administrative charge from the Fixed Account or:

     (1)  from the distribution of death proceeds;

     (2)  after an annuity payout has begun; or

     (3) if the Contract Value on the date of assessment equals or is greater than $100,000.

We deduct the administrative expense charge (sometimes called "Subaccount administrative charge") on each business day from amounts allocated to the Variable Funding Options to compensate the Company for certain related administrative and operating expenses. The charge equals, on an annual basis, 0.15% of the daily net asset value allocated to each of the Variable Funding Options, and is reflected in our Accumulation and Annuity Unit value calculations.

MORTALITY AND EXPENSE RISK CHARGE

Each business day, we deduct a mortality and expense risk ("M&E") charge from amounts held in the Variable Funding Options. We reflect the deduction in our calculation of Accumulation and Annuity Unit values. The charges stated are the maximum for this product. We reserve the right to lower this charge at any time. If you choose the Standard Death Benefit, the M&E charge equals 1.40% annually. If you choose the Annual Step-Up Death Benefit, the M&E charge is 1.55% annually. If you choose the Roll-Up Death Benefit, the M&E charge is 1.75% annually. This charge compensates the Company for risks assumed, benefits provided and expenses incurred, including the payment of commissions to your sales agent.

VARIABLE LIQUIDITY BENEFIT CHARGE

If the Variable Liquidity Benefit is selected, there is a maximum charge of 8% of the amounts withdrawn. This charge is not assessed during the accumulation phase.

We will assess the charge as a percentage of the total benefit received as follows:


   YEARS SINCE INITIAL PURCHASE PAYMENT
------------------------------------------
GREATER THAN OR EQUAL TO     BUT LESS THAN    WITHDRAWAL CHARGE
------------------------     -------------    -----------------


         0 years                3 years               8%
         3 years                4 years               7%
         4 years                5 years               6%
         5 years                6 years               5%
         6 years                7 years               4%
         7 years                8 years               3%
         8 years                9 years               2%
        9 years+                                      0%


Please refer to Payment Options for a description of this benefit.

ENHANCED STEPPED-UP PROVISION CHARGE

If the E.S.P. option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, a maximum of 0.20% of the amounts held in each funding option. The E.S.P. option is available if the owner and Annuitant are both age 75 or younger on the Contract Date.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT CHARGE

If you elect to add a GMWB rider to your Contract, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge depends on which GWMB rider you select. The current charge for each rider is as follows: GMWB I: 0.40%; GMWB I Plus: 0.55%; GMWB II: 0.50%; GMWB II Plus: 0.65%; and GMWB III: 0.25%. Your current charge will not change unless you are able to reset your benefits, at which time we may modify the charge, which will never exceed 1.00%.

GUARANTEED MINIMUM ACCUMULATION BENEFIT CHARGE

If the GMAB option is selected, a charge is deducted each business day from amounts held in the Variable Funding Options. The charge equals, on an annual basis, a maximum of 0.40% of the amounts held in each funding option.

VARIABLE FUNDING OPTION EXPENSES

We summarized the charges and expenses of the Underlying Funds in the fee table. Please review the prospectus for each Underlying Fund for a more complete description of that fund and its expenses. Underlying Fund expenses are not fixed or guaranteed and are subject to change by the Fund.

PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 3.5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract Value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                                    TRANSFERS

--------------------------------------------------------------------------------

Subject to the limitations described below, you may transfer all or part of your Contract Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

Where permitted by state law, we reserve the right to restrict transfers from the Variable Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

Currently, there are no charges for transfers; however, we reserve the right to charge a fee for any transfer request, which exceeds twelve per year. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.

MARKET TIMING/EXCESSIVE TRADING

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Underlying Fund's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Underlying Fund and the reflection of that change in the Underlying Fund's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Underlying Funds and may disrupt Underlying Fund management strategy, requiring an Underlying Fund to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Underlying Funds, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Underlying Funds, i.e., Credit Suisse Trust Global Small Cap Portfolio, DWS Global Opportunities VIP, DWS International VIP, DWS Dreman Small Mid Cap Value VIP, DWS High Income VIP, DWS International Select Equity VIP, DWS Small Cap Growth VIP, DWS Strategic Income VIP and MFS(R) Emerging

Markets Equity Portfolio (the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Underlying Funds present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Underlying Funds. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Underlying Funds, we rely on the Underlying Funds to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

     - reject the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Underlying Funds that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Underlying Fund and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Underlying Funds may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Underlying Funds describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Underlying Funds, we have entered into a written agreement, as required by SEC regulation, with each Underlying Fund or its principal underwriter that obligates us to provide to the Underlying Fund promptly upon request certain information about the trading activity of individual Contract Owners, and to execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Underlying Fund.

In addition, Contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Underlying Funds generally are "omnibus" orders from intermediaries, such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Underlying Funds in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Underlying Funds (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Underlying Funds. If an Underlying Fund believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Underlying Fund may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Underlying Funds, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Underlying Fund prospectuses for more details.

DOLLAR COST AVERAGING

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows you to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more Accumulation Units in a funding option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

You may elect the DCA Program through Written Request or other method acceptable to us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400. There is no additional fee to participate in the DCA Program.

You may establish pre-authorized transfers of Contract Values from the Fixed Account, subject to certain restrictions. Under the DCA Program, automated transfers from the Fixed Account may not deplete your Fixed Account Value in less than twelve months from your enrollment in the DCA Program.

In addition to the DCA Program, within the Fixed Account, we may credit increased interest rates to Contract Owners under an administrative Special DCA Program established at our discretion, depending on availability and state law. Under this program, the Contract Owner may pre-authorize level transfers to any of the funding options under a 6 Month, 12 Month or 24 Month Special DCA Program. The programs may have different credited interest rates. We must transfer all Purchase Payments and accrued interest on a level basis to the selected funding options in the applicable time period. Under each program, the interest will accrue only on the remaining amounts in the Special DCA Program. For example, under the 12 Month program, the interest rate can accrue up to 12 months on the remaining amounts in the Special DCA Program and we must transfer all Purchase Payments and accrued interest in this program on a level basis to the selected funding options in 12 months.

The pre-authorized transfers will begin after the initial program Purchase Payment and complete enrollment instructions are received by the Company. If we do not receive complete program enrollment instructions within 15 days of receipt of the initial program Purchase Payment, the entire balance in the program will be transferred into the Money Market Variable Funding Option.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. If you stop the Special DCA Program and elect to remain in the Fixed Account, we will credit your Contract Value for the remainder of 6 or 12 months with the interest rate for funds.

You may only have one DCA Program or Special DCA Program in place at one time.

All provisions and terms of the Contract apply to the DCA and Special DCA Programs, including provisions relating to the transfer of money between funding options. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service. If the Fixed Account is not available as a funding option, you may still participate in the DCA Program.

                              ACCESS TO YOUR MONEY

--------------------------------------------------------------------------------

Any time before the Maturity Date, you may redeem all or any portion of the Cash Surrender Value, that is, the Contract Value less any withdrawal charge, and any premium tax not previously deducted. Unless you submit a Written Request specifying the Variable Funding Option(s) from which we are to withdraw amounts, we will make the withdrawal on a pro rata basis. We will determine the Cash Surrender Value as of the close of business after we receive your surrender request at our Home Office. The Cash Surrender Value may be more or less than the Purchase Payments you made. You may not make withdrawals during the annuity period.

For amounts allocated to the Variable Funding Options, we may defer payment of any Cash Surrender Value for a period of up to five business days after the Written Request is received. For amounts allocated to the Fixed Account, we may defer payment of any Cash Surrender Value for a period up to six months. In either case, it is our intent to pay as soon as possible. We cannot process requests for withdrawals that are not in good order. We will contact you if there is a deficiency causing a delay and will advise what is needed to act upon the withdrawal request.

We may withhold payment of surrender, withdrawal or, if applicable, loan proceeds if any portion of those proceeds would be derived from a personal check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. You may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

If your Contract is issued as part of a 403(b) plan, there are restrictions on your ability to make withdrawals from your Contract. You may not withdraw contributions or earnings made to your Contract after December 31, 1988 unless you are (a) age 59 1/2, (b) no longer employed, (c) deceased, (d) disabled, or
(e) experiencing a financial hardship. Even if you are experiencing a financial hardship, you may only withdraw contributions, not earnings. You should consult with your tax adviser before making a withdrawal from your Contract.

SYSTEMATIC WITHDRAWALS

Before the Maturity Date, you may choose to withdraw a specified dollar amount (at least $100) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes and withdrawal charge. To elect systematic withdrawals, you must have a Contract Value of at least $15,000 and you must make the election on the form we provide. We will surrender Accumulation Units pro rata from all funding options in which you have an interest, unless you instruct us otherwise. You may begin or discontinue systematic withdrawals at any time by notifying us in writing, but you must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals upon 30 days' written notice to Contract Owners (where allowed by state law). There is currently no additional fee for electing systematic withdrawals.

Each systematic withdrawal is subject to federal income taxes on the taxable portion and may be subject to Contract charges. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Contract Owner is under age 59 1/2. You should consult with your tax adviser regarding the tax consequences of systematic withdrawals.

MANAGED DISTRIBUTION PROGRAM. Under the systematic withdrawal option, you may choose to participate in the Managed Distribution Program. At no cost to you, you may instruct us to calculate and make minimum distributions that may be required by the IRS upon reaching age 70 1/2. (See "Federal Tax Considerations".) No Dollar Cost Averaging will be permitted if you are participating in the Managed Distribution Program.

                              OWNERSHIP PROVISIONS

--------------------------------------------------------------------------------

TYPES OF OWNERSHIP

CONTRACT OWNER

The Contract belongs to the Contract Owner named in the Contract (on the Contract Specifications page), or to any other person to whom you subsequently assign the Contract. You may only make an assignment of ownership or a collateral assignment for Non-qualified Contracts. You have sole power during the Annuitant's lifetime to exercise any rights and to receive all benefits given in the Contract provided you have not named an irrevocable beneficiary and provided you have not assigned the Contract.

You receive all payments while the Annuitant is alive unless you direct them to an alternate recipient. An alternate recipient does not become the Contract Owner.

If this Contract is purchased by a beneficiary of another contract who directly transferred the death proceeds due under that contract, he/she will be granted the same rights the owner has under the Contract except that he/she cannot transfer ownership or make additional Purchase Payments.

Joint Owner. For Non-qualified Contracts only, you may name joint owners (e.g., spouses) in a Written Request before the Contract is in effect. Joint owners may independently exercise transfers allowed under the Contract. All other rights of ownership must be exercised by both owners. Joint owners own equal shares of any benefits accruing or payments made to them.

BENEFICIARY

You name the beneficiary in a Written Request. The beneficiary has the right to receive any death benefit proceeds remaining under the Contract upon the death of the Annuitant or the Contract Owner. If more than one beneficiary survives the Annuitant or Contract Owner, they will share equally in benefits unless you recorded different shares with the Company by Written Request before the death of the Annuitant or Contract Owner. In the case of a non-spousal beneficiary or a spousal beneficiary who has not chosen to assume the Contract, we will not transfer or otherwise remove the death benefit proceeds from either the Variable Funding Options or the Fixed Account, as most recently elected by the Contract Owner, until the Death Report Date.

Unless you have named an irrevocable beneficiary you have the right to change any beneficiary by Written Request during the lifetime of the Annuitant and while the Contract continues.

ANNUITANT

The Annuitant is designated in the Contract (on the Contract Specifications page), and is the individual on whose life the Maturity Date and the amount of the monthly Annuity Payments depend. You may not change the Annuitant after your Contract is in effect.

Contingent Annuitant. You may name one individual as a Contingent Annuitant. A Contingent Annuitant may not be changed, deleted or added to the Contract after the Contract Date. If the Annuitant who is not the owner dies prior to the Maturity Date, and the Contingent Annuitant is still living:

     -    the death benefit will not be payable upon the Annuitant's death

     -    the Contingent Annuitant becomes the Annuitant

     -    all other rights and benefits will continue in effect.

When a Contingent Annuitant becomes the Annuitant, the Maturity Date remains the same as previously in effect.

If the Annuitant is also the owner, a death benefit is paid to the beneficiary regardless of whether or not there is a Contingent Annuitant.

                                  DEATH BENEFIT

--------------------------------------------------------------------------------

Before the Maturity Date, generally, a death benefit is payable when either the Annuitant or a Contract Owner dies. At purchase, you elect the Standard Death Benefit, the Step-Up Benefit (also referred to as the "Annual Step-Up") or the Roll-Up Benefit. We calculate the death benefit at the close of the business day on which our Home Office receives (1) Due Proof of Death and (2) written payment instructions or election of spousal contract continuance or beneficiary contract continuance ("Death Report Date").

Three different types of death benefits are available under the Contract prior to the Maturity Date:

     -    Standard Death Benefit

     -    Annual Step-Up Death Benefit

     -    Roll-Up Death Benefit.

The Annual Step-Up and Roll-Up Death Benefits may not be available in all jurisdictions. There are age restrictions on certain death benefits (see The Annuity Contract section).

Note: If the owner dies before the Annuitant, the death benefit is recalculated, replacing all references to "Annuitant" with "owner."

DEATH PROCEEDS BEFORE THE MATURITY DATE

STANDARD DEATH BENEFIT: We will pay the beneficiary an amount equal to the greater of (1) or (2) below, each reduced by any applicable premium tax not previously deducted:

     (1)  your Contract Value on the Death Report Date, or

     (2)  your Adjusted Purchase Payment, described below.*

ANNUAL STEP-UP DEATH BENEFIT

We will pay the beneficiary an amount equal to the greatest of (1), (2) or (3) below, each reduced by any applicable premium tax not previously deducted:

     (1)  your Contract Value on the Death Report Date,

     (2)  your Adjusted Purchase Payment described below* or

     (3)  the Step-Up Value, if any, as described below.

ROLL-UP DEATH BENEFIT



--------------------------------------------------------------------------------------
If the Annuitant dies before        -  the Contract Value on the Death Report Date
age 80, the death benefit will      -  your adjusted Purchase Payment, described
be the greatest of:                    below*
                                    -  the Step-Up Value, if any, described below or
                                    -  the Roll-Up Death Benefit Value, described
                                       below; or
--------------------------------------------------------------------------------------
If the Annuitant dies on or         -  the Contract Value on the Death Report Date
after age 80, the death benefit     -  your adjusted Purchase Payment, described
will be the greatest of:               below;*
                                    -  the Step-Up Value, if any, as described below
                                       or
                                    -  the Roll-Up Death Benefit Value, described
                                       below, on the Annuitant's 80th birthday, plus
                                       any additional Purchase Payments and minus any
                                       partial surrender reductions (as described
                                       below) that occur after the Annuitant's 80(th)
                                       birthday
--------------------------------------------------------------------------------------


* If you have elected a GMWB Rider (Guaranteed Income Solution) your adjusted Purchase Payment will NOT be calculated as described below but will be equal to your aggregate Purchase Payments minus your aggregate withdrawals from the date you purchase the rider.

ADJUSTED PURCHASE PAYMENT. The initial Adjusted Purchase Payment is equal to the initial Purchase Payment. Whenever an additional Purchase Payment is made, the Adjusted Purchase Payment is increased by the amount of the Purchase Payment. Whenever a partial surrender is taken, the Adjusted Purchase Payment is reduced by a Partial Surrender Reduction, described below. Purchase Payment Credits are not considered Purchase Payments for the purposes of this calculation.

STEP-UP VALUE. The Step-Up Value will initially equal the Contract Value on the first Contract Date anniversary less any Purchase Payment Credits applied within the last 12 months. On each subsequent Contract Date anniversary that occurs before the Annuitant's 80(th) birthday and before the Annuitant's death, if the Contract Value less any Purchase Payment Credits applied within 12 months is greater than the Step-Up Value, the Step-Up Value will be increased to equal the Contract Value less any Purchase Payment Credits applied within the last 12 months. If the Step-Up Value is greater than the Contract Value less any Purchase Payment Credits applied within the last 12 months, the Step-Up Value will remain unchanged. Whenever a Purchase Payment is made, the Step-Up Value will be increased by the amount of that Purchase Payment. Whenever a withdrawal is taken, the Step-Up Value will be reduced by a Partial Surrender Reduction as described below. The only changes made to the Step-Up Value on or after the Annuitant's 80(th) birthday will be those related to additional Purchase Payments or withdrawals as described below.

ROLL-UP DEATH BENEFIT VALUE. On the Contract Date, the Roll-Up Death Benefit Value is equal to the Purchase Payment. Purchase Payment Credits are not considered Purchase Payments. On each Contract Date anniversary, the Roll-Up Death Benefit Value will be recalculated to equal a) plus b) minus c), increased by 5%, where:

     (a) is the Roll-Up Death Benefit Value as of the previous Contract Date anniversary

     (b)  is any Purchase Payment made during the previous Contract Year

     (c) is any Partial Surrender Reduction (as described below) during the previous Contract Year.

On dates other than the Contract Date anniversary, the Roll-Up Death Benefit Value will equal a) plus b) minus c) where:

     (a) is the Roll-Up Death Benefit Value as of the previous Contract Date anniversary

     (b) is any Purchase Payment made since the previous Contract Date anniversary

     (c) is any Partial Surrender Reduction (as described below) since the previous Contract Date anniversary.

The maximum Roll-Up Death Benefit equals 200% of the difference between all Purchase Payments and all partial surrender reductions** (as described below).

** Your Roll-Up Death Benefit will be subjected to the partial surrender reduction below even if you have elected the GMWB Rider (Guaranteed Income Solution).

PARTIAL SURRENDER REDUCTIONS.

ADJUSTED PURCHASE PAYMENT: The Partial Surrender Reduction equals (1) the adjusted Purchase Payment in effect immediately before the reduction for withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the surrender less any Purchase Payment Credits applied within 12 months of the surrender.

For example, assume your current Contract Value is $55,000. If your current adjusted Purchase Payment is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the adjusted Purchase Payment as follows:

           50,000 x (10,000/55,000) = $9,090

Your new adjusted Purchase Payment would be 50,000-9,090, or $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current Adjusted Purchase Payment is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the adjusted Purchase Payment as follows:

           50,000 x (10,000/30,000) = $16,666

Your new adjusted Purchase Payment would be 50,000-16,666, or $33,334.

STEP-UP AND ROLL-UP VALUE: The Partial Surrender Reduction equals (1) the death benefit value (Step-Up or Roll-Up Value) in effect immediately before the reduction for withdrawal, multiplied by (2) the amount of the withdrawal, divided by (3) the Contract Value before the surrender less any Purchase Payment Credits applied within 12 months of the surrender.

For example, assume your current Contract Value is $55,000. If your current Step-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Step-Up Value as follows:

           50,000 x (10,000/55,000) = $9,090

Your new Step-Up Value would be 50,000-9,090, or $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current Step-Up Value is $50,000, and you decide to make a withdrawal of $10,000, we would reduce the Step-Up Value as follows:

           50,000 x (10,000/30,000) = $16,666

Your new Step-Up Value would be 50,000-16,666, or $33,334.

ENHANCED STEPPED-UP PROVISION ("E.S.P.")

THIS PROVISION IS NOT AVAILABLE TO A CUSTOMER WHEN EITHER THE ANNUITANT OR OWNER IS AGE 76 OR OLDER ON THE RIDER EFFECTIVE DATE.

The rider effective date is the date the rider is attached to and made a part of the Contract. If you have selected the E.S.P., the total death benefit as of the Death Report Date will equal the death benefit described above plus the greater of zero or the following amount:

IF THE ANNUITANT IS YOUNGER THAN AGE 70 ON THE RIDER EFFECTIVE DATE, 40% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are both received after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date; or

IF THE ANNUITANT IS BETWEEN THE AGES OF 70 AND 75 ON THE RIDER EFFECTIVE DATE, 25% OF THE LESSER OF: (1) 200% of the modified Purchase Payments excluding Purchase Payments that are received both after the first rider effective date anniversary and within 12 months of the Death Report Date, or (2) your Contract Value minus the modified Purchase Payments, calculated as of the Death Report Date.

THE INITIAL MODIFIED PURCHASE PAYMENT is equal to the Contract Value as of the rider effective date. Whenever a Purchase Payment is made after the rider effective date, the modified Purchase Payment(s) are increased by the amount of the Purchase Payment. Whenever a partial surrender is taken after the rider effective date, the modified Purchase Payment(s) are reduced by a partial surrender reduction as described below.

THE PARTIAL SURRENDER REDUCTION IS EQUAL TO: (1) the modified Purchase Payment(s) in effect immediately prior to the reduction for the partial surrender, multiplied by (2) the amount of the partial surrender divided by (3) the Contract Value immediately prior to the partial surrender.

For example, assume your current modified Purchase Payment is $50,000 and that your current Contract Value is $55,000. You decide to make a withdrawal of $10,000. We would reduce the modified Purchase Payment as follows:

           50,000 x (10,000/55,000) = $9,090

You new modified Purchase Payment would be 50,000-9,090 = $40,910.

The following example shows what would happen in a declining market. Assume your current Contract Value is $30,000. If your current modified Purchase Payment is $50,000 and you decide to make a withdrawal of $10,000, we would reduce the modified Purchase Payment as follows:

           50,000 x (10,000/30,000) = $16,666

Your new modified Purchase Payment would be 50,000-16,666 = $33,334.

PAYMENT OF PROCEEDS

We describe the process of paying death benefit proceeds before the Maturity Date in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person(s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

                             NON-QUALIFIED CONTRACTS


---------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
---------------------------------------------------------------------------------------------------------------

OWNER (WHO IS NOT THE         The beneficiary(ies), or if    The beneficiary elects to      Yes
ANNUITANT) (WITH NO JOINT     none, to the Contract          continue the Contract rather
OWNER)                        Owner's estate.                than receive the
                                                             distribution.
---------------------------------------------------------------------------------------------------------------
OWNER (WHO IS THE ANNUITANT)  The beneficiary(ies), or if    The beneficiary elects to      Yes
(WITH NO JOINT OWNER)         none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive the
                                                             distribution.
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
---------------------------------------------------------------------------------------------------------------

NON-SPOUSAL JOINT OWNER (WHO  The surviving joint owner.                                    Yes
IS NOT THE ANNUITANT)
---------------------------------------------------------------------------------------------------------------
NON-SPOUSAL JOINT OWNER (WHO  The beneficiary(ies), or if    The beneficiary elects to      Yes
IS THE ANNUITANT)             none, to the surviving joint   continue the Contract rather
                              owner.                         than receive the
                                                             distribution.
---------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS   The surviving joint owner.     The spouse elects to           Yes
NOT THE ANNUITANT)                                           continue the Contract.
---------------------------------------------------------------------------------------------------------------
SPOUSAL JOINT OWNER (WHO IS   The beneficiary(ies), or if    The spouse elects to           Yes
THE ANNUITANT)                none, to the surviving joint   continue the Contract.
                              owner.
                                                             A spouse who is not the
                                                             beneficiary may decline to
                                                             continue the Contract the
                                                             proceeds and instruct the
                                                             company to pay the
                                                             beneficiary who may elect to
                                                             continue the Contract.
---------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS NOT THE     The beneficiary(ies), or if    The beneficiary elects to      Yes
CONTRACT OWNER)               none, to the Contract Owner    continue the Contract rather
                                                             than receive the
                                                             distribution.

                                                             Or unless, there is a
                                                             Contingent Annuitant, then,
                                                             the Contingent Annuitant
                                                             becomes the Annuitant and
                                                             the Contract continues in
                                                             effect (generally using the
                                                             original Maturity Date). The
                                                             proceeds will then be paid
                                                             upon the death of the
                                                             Contingent Annuitant or
                                                             owner
---------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS THE         See death of "owner who is                                    Yes
CONTRACT OWNER)               the Annuitant" above.
---------------------------------------------------------------------------------------------------------------
ANNUITANT (WHERE OWNER IS A   The beneficiary(ies) (or if                                   Yes (Death of
NONNATURAL ENTITY/TRUST)      none, to the owner.                                           Annuitant is
                                                                                            treated as death
                                                                                            of the owner in
                                                                                            these
                                                                                            circumstances.)
---------------------------------------------------------------------------------------------------------------
CONTINGENT ANNUITANT          No death proceeds are                                         N/A
(ASSUMING ANNUITANT IS STILL  payable; Contract continues.
ALIVE)
---------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
---------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
---------------------------------------------------------------------------------------------------------------

                               QUALIFIED CONTRACTS


---------------------------------------------------------------------------------------------------------------
                                                                                                 MANDATORY
  BEFORE THE MATURITY DATE,         THE COMPANY WILL                                           PAYOUT RULES
    UPON THE DEATH OF THE         PAY THE PROCEEDS TO:       UNLESS...                            APPLY*
---------------------------------------------------------------------------------------------------------------

OWNER/ANNUITANT               The beneficiary(ies), or if    The beneficiary elects to      Yes
                              none, to the Contract          continue the Contract rather
                              Owner's estate.                than receive a distribution.
---------------------------------------------------------------------------------------------------------------
BENEFICIARY                   No death proceeds are                                         N/A
                              payable; Contract continues.
---------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY        No death proceeds are                                         N/A
                              payable; Contract continues.
---------------------------------------------------------------------------------------------------------------


---------
* Certain payout rules of the Code are triggered upon the death of any owner. Non-spousal beneficiaries (as well as spousal beneficiaries who choose not to assume the Contract) must begin taking distributions based on the beneficiary's life expectancy within one year of death or take a complete distribution of contract proceeds within 5 years of death. For Qualified Contracts, if mandatory distributions have begun at the death of the Annuitant, the 5-year payout option is not available.

SPOUSAL CONTRACT CONTINUANCE (SUBJECT TO AVAILABILITY -- DOES NOT APPLY IF A NON-SPOUSE IS A JOINT OWNER)

Within one year of your death, if your spouse is named as an owner and/or beneficiary, and you die before the Maturity Date, your spouse may elect to continue the Contract as owner rather than have the death benefit paid to the beneficiary. If you were the Annuitant and your spouse elects to continue the Contract, your spouse will be named the Annuitant as of the Death Report Date.

If your spouse elects to continue the Contract as Contract Owner, the death benefit will be calculated as of the Death Report Date. If the Contract Value is less than the calculated death benefit, the Contract Value will be increased to equal the death benefit. This amount is referred to as the adjusted Contract Value. Any difference between the Contract Value and the adjusted Contract Value will be allocated to the funding options in the same proportion as the allocations of the Contract prior to the Death Report Date.

All other Contract fees and charges applicable to the original Contract will also apply to the continued Contract. All other benefits and features of your Contract will be based on your spouse's age on the Death Report Date as if your spouse had purchased the Contract with the adjusted Contract Value on the Death Report Date. This spousal contract continuance is available only once for each Contract.

Please note that spousal continuation will not satisfy minimum distribution rules for Qualified Contracts. Please consult a tax advisor before electing this option.

BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES)

If you die before the Maturity Date, and if the value of any beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the Death Report Date, (more than $1,000,000 is subject to Home Office approval), your beneficiary(ies) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump sum. If the beneficiary chooses to continue the Contract, the beneficiary can extend the payout phase of the Contract enabling the beneficiary to "stretch" the death benefit distributions out over his life expectancy as permitted by the Internal Revenue Code.

If your beneficiary elects to continue the Contract, the death benefit will be calculated as of the Death Report Date. The initial Contract Value of the continued Contract (the "adjusted Contract Value") will equal the greater of the Contract Value or the death benefit calculated on the Death Report Date and will be allocated to the funding options in the same proportion as prior to the Death Report Date. If the adjusted Contract Value is allocated to the Variable Funding Options, the beneficiary bears the investment risk.

The beneficiary who continues the Contract will be granted the same rights as the owner under the original Contract, except the beneficiary cannot:

     -    transfer ownership

     -    take a loan

     -    make additional Purchase Payments

The beneficiary may also name his/her own beneficiary ("succeeding beneficiary") and has the right to take withdrawals at any time after the Death Report Date without a withdrawal charge. The E.S.P. option is not available to a beneficiary continuing the Contract under this provision. All other fees and charges applicable to the original Contract will also apply to the continued Contract; the E.S.P. charge no longer applies. All benefits and features of the continued Contract will be based on the beneficiary's age on the Death Report Date as if the beneficiary had purchased the Contract with the adjusted Contract Value on the Death Report Date.

PLANNED DEATH BENEFIT

You may request that rather than receive a lump-sum death benefit, the beneficiary(ies) receive all or a portion of the death benefit proceeds either:

     - as a variable or fixed annuity for life or a period that does not exceed the beneficiary's life expectancy, or

     - under the terms of the Beneficiary Continuance provision described above. If the Beneficiary Continuance provision is selected as a planned death benefit, no surrenders will be allowed other than payments meant to satisfy minimum distribution amounts or systematic withdrawal amounts, if greater.

You must make the planned death benefit request as well as any revocation of this request in writing. Upon your death, your beneficiary(ies) cannot revoke or modify this request. If the death benefit at the time we receive Due Proof of Death is less than $2,000, we will only pay a lump sum to the beneficiary. If periodic payments due under the planned death benefit election are less than $100, we reserve the right to make Annuity Payments at less frequent intervals, resulting in a payment of at least $100 per year. If no beneficiary is alive when death benefits become payable, we will pay the death benefit as provided in your Contract.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any Contract Owner or the Annuitant dies on or after the Maturity Date, the Company will pay the beneficiary a death benefit consisting of any benefit remaining under the annuity or income option then in effect.

                                 LIVING BENEFITS

--------------------------------------------------------------------------------

GUARANTEED MINIMUM WITHDRAWAL BENEFIT ("GMWB" OR "GUARANTEED INCOME SOLUTION")

For an additional charge, you may elect an optional rider for your Contract that provides a Guaranteed Minimum Withdrawal Benefit, or "GMWB," A GMWB rider is designed to protect your investment from poor market performance, as long as you do not withdraw more than a certain amount from your Contract each year.

AVAILABILITY AND ELIGIBILITY We offer different GMWB riders so that you can choose the level of benefits and costs that makes the most sense for you. This prospectus offers several different GMWB riders, and the availability of each depends on when you purchase your Contract and your state of residence. The several GMWB riders described in this prospectus are called "GMWB I," "GMWB I Plus," "GMWB II," "GMWB II Plus," and "GMWB III;" we may refer to any one of these as GMWB. The availability of each rider is shown below.

                              AVAILABLE GMWB RIDERS


---------------------------------------------------------------------------------------------------------------------------------
     NAME OF RIDER:              GMWB I            GMWB I PLUS            GMWB II            GMWB II PLUS           GMWB III
---------------------------------------------------------------------------------------------------------------------------------
ALSO CALLED:               Guaranteed Income    Guaranteed Income    Guaranteed Income    Guaranteed Income    Guaranteed Income
                                Solution          Solution Plus           Solution          Solution Plus        Solution Value
---------------------------------------------------------------------------------------------------------------------------------
AVAILABILITY:              Not available for       Available if       Available on or         No longer         Available on or
                             purchase on or      approved in your     after March 21,         available.        after March 21,
                            after March 21,           state.        2005 if approved in                       2005 if approved in
                           2005, unless GMWB                             your state                               your state.
                           II is not approved
                             in your state
---------------------------------------------------------------------------------------------------------------------------------

The primary difference between GMWB I and GMWB I Plus, and the primary difference between GMWB II and GMWB II Plus, is the manner in which we treat Purchase Payment Credits. GMWB I and GMWB II exclude Purchase Payment Credits from the guarantees provided under the benefit, whereas GMWB I Plus and GMWB II Plus include Purchase Payment Credits within the guarantees provided under the benefit. The charges for GMWB I Plus and GMWB II Plus are higher than the charges for GMWB I and GMWB II. You should consider whether the additional cost for GMWB I Plus or GMWB II Plus are appropriate for you based on the additional guarantees provided under those benefits.

You may elect a GMWB rider only at the time of your initial purchase of the Contract. You may not elect a GMWB rider if you have also elected the GMAB rider offered under this Contract.

REMAINING BENEFIT BASE ("RBB") For all GMWB riders, the amount of your investment that is guaranteed is called the "remaining benefit base" or "RBB." Your initial RBB is equal to your initial Purchase Payment if you elect GMWB when you purchase your Contract. Your initial RBB does not include Purchase Payment Credits. If you elect GMWB I Plus or GMWB II Plus, the initial RBB includes Purchase Payment Credits. The RBB is not a lump sum guarantee, rather, it is the amount that we guarantee to return to you through a series of payments that annually do not exceed a percentage of your RBB.

ANNUAL WITHDRAWAL BENEFIT ("AWB") The annual percentage of your RBB that is available for withdrawal is called the "annual withdrawal benefit" or "AWB". Each year you may take withdrawals that do not exceed your AWB until your RBB is depleted. Each year you may take your AWB monthly, annually, or on any payment schedule you request. You may take withdrawals in any dollar amount up to your AWB without affecting your guarantee. If you choose to receive only a part of, or none of, your AWB in any given year, your AWB in any subsequent year will not be increased. In that case you are choosing to deplete your RBB over a longer period of time.

The AWB is a percentage of your RBB and depends on which GMWB rider you select. Your initial AWB is calculated as a percentage of the RBB immediately before your first withdrawal:


--------------------------------------------------------------------------------------------------------------
                                           GMWB I                    GMWB II
                                         GMWB I PLUS              GMWB II PLUS                GMWB III
--------------------------------------------------------------------------------------------------------------
If you make your first                    5% of RBB                 5% of RBB                 5% of RBB
withdrawal before the 3rd
anniversary
after you purchase GMWB:
--------------------------------------------------------------------------------------------------------------
If you make your first                   10% of RBB                10% of RBB                 5% of RBB
withdrawal after the 3(rd)
anniversary after you purchase
GMWB:
--------------------------------------------------------------------------------------------------------------


ADDITIONAL PREMIUM Currently, additional Purchase Payments serve to increase your RBB and AWB. After each Purchase Payment your new RBB equals your RBB immediately prior to the Purchase Payment plus the dollar amount of the Purchase Payment, not including any Purchase Payment Credits. Your new AWB is equal to the AWB immediately prior to the Purchase Payment, plus a percentage of the Purchase Payment. We use the same percentage as that used to calculate your original AWB as shown above.

If you purchase GMWB I Plus or GMWB II Plus, after each Purchase Payment your new RBB equals your RBB immediately prior to the Purchase Payment plus the dollar amount of the Purchase Payment, including any Purchase Payment Credits. Your new AWB is equal to the AWB immediately prior to the Purchase Payment, plus a percentage of the Purchase Payment and any associated Purchase Payment Credits. We use the same percentage as that used to calculate your original AWB as shown above.

We reserve the right not to include additional Purchase Payments or any associated Purchase Payment Credits into the calculation of the RBB or AWB.

WITHDRAWALS When you make a withdrawal, your AWB remains the same as long as the sum of all of your withdrawals since the most recent anniversary of your purchase or reset of GMWB (or "GMWB Anniversary"), including the current withdrawal, does not exceed your AWB immediately prior to the current withdrawal. In such case your RBB is decreased to equal the RBB immediately prior to the withdrawal, less the dollar amount of the current withdrawal.

However, if you make a withdrawal so that the total of all your withdrawals since your GMWB anniversary, including the current withdrawal, exceeds your AWB immediately prior to the current withdrawal, we will recalculate both your RBB and AWB. The recalculation depends on which GMWB rider you select:

IF YOU SELECT GMWB II, GMWB II PLUS, OR GMWB III:

     - To recalculate your RBB, we reduce your RBB by the greater of the dollar amount of your withdrawal, or a "partial withdrawal reduction." The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal, minus any Purchase Payment Credits applied within 12 months of the withdrawal. If you purchase GMWB II Plus, we do not subtract any Purchase Payment Credits applied within 12 months of the withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

IF YOU PURCHASED GMWB I OR GMWB I PLUS:

     - To recalculate your RBB, we reduce your RBB by a "partial withdrawal reduction." The partial withdrawal reduction is equal to 1) the RBB in effect immediately prior to the current withdrawal, multiplied by 2) the amount of the current withdrawal divided by 3) the Contract Value immediately prior to the current withdrawal, minus any Purchase Payment Credits applied within 12 months of the withdrawal. If you purchase GMWB I Plus, we do not subtract any Purchase Payment Credits applied within 12 months of the withdrawal.

     - To recalculate your AWB, we reduce your AWB by a partial withdrawal reduction, which is equal to 1) the AWB in effect immediately prior to the current withdrawal, multiplied by 2) the RBB immediately after the withdrawal divided by 3) the RBB immediately prior to the current withdrawal.

We will waive any surrender charge on amounts that you withdraw up to your AWB, or, for GMWB II and GMWB III only, on amounts up to the amount withdrawn under our Managed Distribution Program, even if such annual amount withdrawn is greater than your free withdrawal allowance.

WITHDRAWAL EXAMPLES. The following examples are intended to illustrate the effect of withdrawals on your RBB and AWB, depending on which GMWB rider you select. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the Variable Funding Options selected by you. The example does not reflect the deduction of fees and charges, withdrawal charges and applicable income taxes and penalties, but does reflect a 4.50% Purchase Payment Credit (see "The Annuity Contract -- Purchase Payment Credits"). Assume your initial RBB is $100,000, your age is less than 70, and you take a withdrawal of $10,000 after your first GMWB Anniversary:

                   WITHDRAWAL EXAMPLE FOR GMWB II AND GMWB III


--------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
--------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
--------------------------------------------------------------------------------------------------------------------------

VALUES AS OF
--------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $104,500        $100,000               $5,000         $104,500        $100,000               $5,000
--------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $114,950        $100,000               $5,000          $94,050        $100,000               $5,000
--------------------------------------------------------------------------------------------------------------------------
PARTIAL
WITHDRAWAL
REDUCTION         N/A         (100,000 x           (5,000 x (1-         N/A         (100,000 x           (5,000 x (1-
                           10,000/114,950) =     90,000/100,000) =               10,000/94,050) =      89,367/100,000) =
                                $8,699                 $500                           $10,633                $532
--------------------------------------------------------------------------------------------------------------------------
GREATER OF
PWR OR THE
DOLLAR AMOUNT
OF THE
WITHDRAWAL                      $10,000                                               $10,633

                            (10,000>8,699)                                       ($10,633>10,000)
--------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $10,000                $500           $10,000         $10,633                $532
--------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
AFTER
WITHDRAWAL     $104,950         $90,000               $4,500          $84,050         $89,367               $4,468
--------------------------------------------------------------------------------------------------------------------------


                          WITHDRAWAL EXAMPLE FOR GMWB I


--------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
--------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
--------------------------------------------------------------------------------------------------------------------------

VALUES AS OF
--------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $104,500        $100,000               $5,000         $104,500        $100,000               $5,000
--------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $114,950        $100,000               $5,000          $94,050        $100,000               $5,000
--------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
AFTER
WITHDRAWAL     $104,950         $91,301               $4,565          $84,050         $89,367               $4,468

                         [100,000 -- (100,000   [5,000 -- (5,000 x             [100,000 -- (100,000        [5,000 x
                          x 10,000/114,950)]     91,301/100,000)]                x 10,000/94,050)]     (89,367/100,000)]
--------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $8,699                 $435           $10,000         $10,633                $532
--------------------------------------------------------------------------------------------------------------------------

                       WITHDRAWAL EXAMPLE FOR GMWB I PLUS


--------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
--------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
--------------------------------------------------------------------------------------------------------------------------

VALUES AS OF
--------------------------------------------------------------------------------------------------------------------------
CONTRACT DATE  $104,500        $104,500               $5,225         $104,500        $104,500               $5,225
--------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL,
CONTRACT YEAR
TWO            $114,950        $104,500               $5,225          $94,050        $104,500               $5,225
--------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
AFTER
WITHDRAWAL,
CONTRACT YEAR
TWO            $104,950         $95,409               $4,769          $84,050         $93,389               $4,669

                          [104,500 - (104,500    [(5,225 - (5,225               [104,500 - (104,500    [5,225 - (5,225 x
                           x10,000/114,950)]     x10,000/114,950]                x10,000/94,050)]      (10,000/94,050)]
--------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $9,091                 $456           $10,000         $11,111                $556
--------------------------------------------------------------------------------------------------------------------------


                       WITHDRAWAL EXAMPLE FOR GMWB II PLUS


--------------------------------------------------------------------------------------------------------------------------
                          ASSUMES 10% GAIN ON INVESTMENT                        ASSUMES 10% LOSS ON INVESTMENT
--------------------------------------------------------------------------------------------------------------------------
               CONTRACT                                              CONTRACT
                 VALUE            RBB                AWB (5%)          VALUE            RBB                AWB (5%)
--------------------------------------------------------------------------------------------------------------------------

VALUES AS OF
--------------------------------------------------------------------------------------------------------------------------
INITIAL GMWB
PURCHASE       $104,500        $104,500               $5,225         $104,500        $104,500               $5,225
--------------------------------------------------------------------------------------------------------------------------
IMMEDIATELY
PRIOR TO
WITHDRAWAL     $114,950        $104,500               $5,225          $94,050        $104,500               $5,225
--------------------------------------------------------------------------------------------------------------------------
PARTIAL
WITHDRAWAL
REDUCTION         N/A         (104,500 x           [5,225 x (1-         N/A         (104,500 x           [5,225 x (1-
                           10,000/114,950) =    94,500/104,500)] =               10,000/94,050) =     93,389/104,500)] =
                                $9,091                 $500                           $11,111                $556
--------------------------------------------------------------------------------------------------------------------------
GREATER OF
PWR OR THE
DOLLAR AMOUNT
OF THE
WITHDRAWAL                      $10,000                                               $11,111

                            (10,000>9,091)                                        (11,111>10,000)
--------------------------------------------------------------------------------------------------------------------------
CHANGE IN
VALUE DUE TO
WITHDRAWAL
(PARTIAL
SURRENDER
REDUCTION)      $10,000         $10,000                $500           $10,000         $11,111                $556
--------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
AFTER
WITHDRAWAL     $104,950         $94,500               $4,725          $84,050         $93,389               $4,669
--------------------------------------------------------------------------------------------------------------------------


TAX-QUALIFIED DISTRIBUTION PROGRAMS (GMWB II AND GMWB III ONLY). If you select GMWB II, GMWB II Plus, or GMWB III, subject to certain limitations and restrictions, your AWB will not incur a recalculation as a result of distributions taken under certain eligible Tax-Qualified Distribution Programs ("Tax-Qualified Distribution Programs"). Instead, such distributions will reduce the RBB by the amount of the withdrawal, and will not affect the AWB.

For purposes of GMWB II, GMWB II Plus, and GMWB III, the following Tax-Qualified Distribution Programs are eligible. Only certain types of distribution methods are eligible as described below. Please consult with your tax adviser to make sure you are eligible:

     - Distributions intended to satisfy the required minimum distribution rules under Internal Revenue Code ("Code") Section 401(a)(9) and the Treasury Regulations promulgated thereunder, as applicable, to:

          -    a qualified retirement plan (Code Section 401),

          -    a tax-sheltered annuity (Code Section 403(b)),

          -    an individual retirement account (Code Sections 408(a)),

          -    an individual retirement annuity (Code Section 408(b)), or

          -    a qualified deferred compensation plan (Code Section 457).

          Required minimum distribution must be calculated using the Uniform Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-2) and/or the Joint and Last Survivor Table (described in Treasury

          Regulation Section 1.401(a)(9)-9, Q&A-3), and for distributions where the employee (owner) dies before the entire interest is distributed as described in Code Section 401(a)(9)(B)(iii) calculated using the Single Life Table (described in Treasury Regulation Section 1.401(a)(9)-9, Q&A-1), as appropriate (each table as in effect as of January 1, 2004).

     - Distributions intended to satisfy the exception under Code Section 72(s)(2) to the required minimum distribution rules which apply after the death of the holder of a nonqualified annuity contract provided under Code Section 72(s)(1) for certain amounts payable over the life of a designated beneficiary;

     - Distributions intended to satisfy the exception under Code Section 72(t)(2)(A)(iv) from the 10% additional tax on early distributions from qualified retirement plans imposed by Code Section 72(t)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of such employee and his designated beneficiary, provided, however, the amount of the substantially equal periodic payments must be calculated under the required minimum distribution method set forth in the Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Revenue Ruling 2002-62, 2002-42 I.R.B. 710 (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program); or

     - Distributions intended to satisfy the exception under Code Section 72(q)(2)(D) from the 10% additional tax on early distributions from nonqualified annuity contracts imposed by Code Section 72(q)(1) for certain amounts payable as part of a series of substantially equal periodic payments made for the life (or life expectancy) of the Beneficiary or the joint lives (or joint life expectancies) of such Beneficiary and his designated beneficiary, provided, however, the amount of the substantially equal periodic payment must be calculated under the required minimum distribution method set forth in Internal Revenue Service Notice 89-25, 1989-1 C.B. 662 in Q&A-12 as amended by Internal Revenue Bulletin 2004-9, Notice 2004-15, page 526. (substantially equal periodic payments calculated under the fixed annuitization method or the fixed amortization method described in Q&A-12 of Notice 89-25 will not be considered a Tax-Qualified Distribution Program).

You are subject to the following limitations if you are taking distributions under a Tax-Qualified Distribution Program:

     - YOU MUST ENROLL IN OUR MANAGED DISTRIBUTION PROGRAM. If you do not enroll or if you cancel your enrollment, you can continue to make withdrawals under your GMWB rider, however your RBB and AWB may be subject to a recalculation. Under our Managed Distribution Program, you select the frequency of payments. You may change the frequency of your payments only once every two years after your GMWB Anniversary, and you may only make the change during the 30-day period after your GMWB Anniversary. At the time you purchase GMWB, your initial frequency of payment must be annual if you did not take distributions pursuant to your Tax-Qualified Distribution Program at your previous financial institution, unless you turn age 70 1/2 before the first GMWB anniversary.

          You are advised to take your required distributions prior to purchasing GMWB in order to have the choice of taking your distributions on a monthly, quarterly, semi-annual or annual basis. If you do not take your distribution before purchasing GMWB, you will be limited to taking annual distributions for the first two Contract Years after which time you can choose an alternate mode of distribution.

     - ANY WITHDRAWALS OUTSIDE OF THE PROGRAM MAY DECREASE YOUR BENEFIT. All withdrawals under your Contract must be made pursuant to the Tax-Qualified Distribution Program during any 12-month period after an anniversary of your purchase of GMWB (a "GMWB Year"). If during any GMWB Year you take any additional withdrawals that are not made pursuant to the Program, you can continue to make withdrawals under your GMWB rider, however for the remainder of the GMWB Year your RBB and AWB may be subject to a partial withdrawal reduction. To avoid any partial withdrawal reduction, all withdrawals under your Contract must be made pursuant to your Tax-Qualified Distribution Program.

RESET (GMWB I, GMWB I PLUS, GMWB II AND GWMB II PLUS ONLY). If you select GMWB I, GMWB I Plus, GMWB II, or GMWB II Plus, you may choose to reset your RBB at any time on or after the 5th anniversary of your GMWB purchase. Your new RBB is reset to equal your current Contract Value, minus any Purchase Payment Credits received 12 months before the date you reset. If you purchase GMWB I Plus or GMWB II Plus, we will not subtract any Purchase Payment Credits received 12 months before the date you reset. You may reset your RBB again every 5 years after the most recent reset. Once you become eligible to reset your RBB, we reserve the right to allow resets only on the anniversary of your GMWB purchase.

Each time you reset your RBB, your new AWB will equal a percentage of your new RBB. The percentage used is the same percentage used to calculate your AWB before the reset.

If you are age 95 and are taking withdrawals under a Tax-Qualified Distribution Program, you may not reset if you purchased GMWB II or GMWB II Plus.

Depending on your Contract Value and the current fee for GMWB, it may not be beneficial to reset your RBB. Generally, it may be beneficial to reset your RBB if your Contract Value exceeds your RBB. However, the charge may increase if you elect to reset the RBB (the charge will never exceed the guaranteed maximum charge). Further, if you reset your RBB, your new AWB may be higher or lower than your current AWB. In addition, the length of time over which you can expect to receive your RBB will be reset.

INVESTMENT RESTRICTIONS (GMWB II, GMWB II PLUS, AND GMWB III ONLY)

We reserve the right to restrict allocations to a Variable Funding Option or limit the percentage of Contract value that may be allocated to a Variable Funding Option at any time. If we do so we would provide you with asset allocation requirements, and we reserve the right to require periodic rebalancing of Contract value allocated to Variable Funding Options according to specified percentages. We will provide no less than 30 days advanced written notice if we exercise our right to restrict or limit allocations to a Variable Funding Option and/or require periodic rebalancing between Variable Funding Options. Our ability to restrict allocations to a Variable Funding Option may be different depending on your state.

If we restrict allocations to a Variable Funding Option, as of the effective date of the restriction, we will no longer allow additional Purchase Payments to be applied, or transfers of Contract value to be allocated into the restricted Variable Funding Option. Any Contract value previously allocated to a restricted Variable Funding Option will not be subject to the restriction. If we impose a limit on the percentage of Contract value allocated to a Variable Funding Option, as of the effective date of the restriction, we will impose the limit on all subsequent allocations.

GMWB CHARGE. The charge for your GMWB rider is different depending on which version of GMWB you choose. For all GMWB riders, the charge is deducted each business day from amounts held in each Variable Funding Option. The current charge for each rider, on an annual basis, is shown below. Your current charge will not change unless you reset your benefits, at which time we may modify the charge. In such case the charge will never exceed 1.00%.


---------------------------------------------------------------------------------------------------------------------------------
                                 GMWB I            GMWB I PLUS            GMWB II            GMWB II PLUS           GMWB III
---------------------------------------------------------------------------------------------------------------------------------
Current Annual Charge            0.40%                0.55%                0.50%                0.65%                0.25%
---------------------------------------------------------------------------------------------------------------------------------
Maximum Annual Charge            1.00%                1.00%                1.00%                1.00%                 N/A
After a Reset
---------------------------------------------------------------------------------------------------------------------------------


MAXIMUM RBB. Although we have no current plans to do so, in the future we may impose a maximum RBB. If we do, we would stop including additional Purchase Payments and any Purchase Payment Credits into the calculation of your RBB. If we impose a maximum RBB for Purchase Payments or reset, the maximum RBB will never be less than the cumulative Purchase Payments to which we have previously consented.

Currently you must obtain our consent to purchase any RBB over $1 million. Purchase Payments under $1 million are not subject to a maximum RBB.

TERMINATION. Once you purchase GMWB I or GMWB I Plus, you cannot cancel it. If you select GMWB II, GMWB II Plus, or GMWB III, you may terminate your rider at any time after the 5(th) anniversary of your purchase of GMWB. Once you terminate a GMWB III rider, you cannot re-elect it. You must request your termination in writing. All GMWB riders terminate automatically when you reach the maturity date of your Contract, if your Contract is assigned, or if the rider is exchanged for a similar rider offered by us.

OTHER INFORMATION ABOUT GMWB. If your Contract Value reaches zero, and you have purchased this benefit, the following will occur:

     - The AWB will continue to be paid to you until the RBB is depleted, not more frequently than monthly. Upon your death, your beneficiary will receive these payments. No other death benefit or optional benefit, if any, will be paid.

     - The total annual payment amount will equal the AWB and will never exceed your RBB, and

     - We will no longer accept subsequent Purchase Payments into the Contract.

If a spouse or beneficiary continues this Contract upon your death, and you had elected GMWB, all terms and conditions of this benefit would apply to the new owner.

Please refer to the Death Benefit section for information on how GMWB may impact your death benefit.

COMPARISON OF IMPORTANT DIFFERENCES BETWEEN THE GMWB RIDERS

The following chart may help you decide which version of GMWB is best for you.


---------------------------------------------------------------------------------------------------------------------------------
                                 GMWB I            GMWB I PLUS            GMWB II            GMWB II PLUS           GMWB III
---------------------------------------------------------------------------------------------------------------------------------
AWB                        5% of RBB if first   5% of RBB if first   5% of RBB if first   5% of RBB if first       5% of RBB
                           withdrawal before    withdrawal before    withdrawal before    withdrawal before
                            3rd anniversary      3rd anniversary      3rd anniversary      3rd anniversary
                          10% of RBB if first  10% of RBB if first  10% of RBB if first  10% of RBB if first
                            withdrawal after     withdrawal after     withdrawal after     withdrawal after
                            3rd anniversary      3rd anniversary      3rd anniversary      3rd anniversary
---------------------------------------------------------------------------------------------------------------------------------
ANNUAL CHARGE                    0.40%                0.55%                0.50%                0.65%                0.25%
---------------------------------------------------------------------------------------------------------------------------------
RESET                             Yes                  Yes                  Yes                  Yes                   No
---------------------------------------------------------------------------------------------------------------------------------
CAN I CANCEL MY GMWB?              No                   No           Yes, after the 5th   Yes, after the 5th   Yes, after the 5th
                                                                        anniversary          anniversary          anniversary
                                                                      of GMWB purchase     of GMWB purchase     of GMWB purchase
---------------------------------------------------------------------------------------------------------------------------------
ARE PURCHASE PAYMENT               No                  Yes                   No                  Yes                   No
CREDITS INCLUDED AS PART
OF THE GUARANTEE (THE
RBB)?
---------------------------------------------------------------------------------------------------------------------------------
INVESTMENT RESTRICTIONS            No                   No                  Yes                  Yes                  Yes
---------------------------------------------------------------------------------------------------------------------------------
WAIVER OF RECALCULATION            No                   No                  Yes                  Yes                  Yes
OF AWB FOR DISTRIBUTIONS
FROM TAX-QUALIFIED PLANS
---------------------------------------------------------------------------------------------------------------------------------

GUARANTEED MINIMUM ACCUMULATION BENEFIT ("GMAB")

We offer a Guaranteed Minimum Accumulation Benefit rider ("GMAB Rider") for an additional charge. The GMAB Rider guarantees that your Contract Value will not be less than a minimum amount at the end of a specified number of years. If your Contract Value is less than the minimum guaranteed amount on the Rider Maturity Date, we will apply additional amounts to increase your Contract Value so that it is equal to the guaranteed amount. If you elect the GMAB Rider, we require that you allocate your Contract Value according to certain limitations and restrictions, and agree to periodic rebalancing of your Contract Value.

Currently, the GMAB Rider may only be elected at the time that you purchase your Contract. We may make the GMAB Rider available to Contracts after their effective date at a later date subject to certain additional terms and restrictions. You may not elect the GMAB Rider if you have also elected the GMWB Rider offered under the Contract.

BENEFIT DESCRIPTION & KEY TERMS

If you elect the GMAB Rider, we guarantee that if your Contract Value is less than your Benefit Base (defined below) on the Rider Maturity Date (defined below), we will apply additional amounts to your Contract to increase your Contract Value so that it is equal to the Benefit Base. Any additional amounts that we apply to your Contract to increase the Contract Value to equal the Benefit Base will be allocated to the money market Subaccount on the Rider Maturity Date. Any such additional amounts will be treated as earnings under your Contract, and will not be subject to a withdrawal charge once they are applied to your Contract.

If your Contract Value is equal to or greater than the Benefit Base on the Rider Maturity Date, the GMAB Rider will terminate and no additional amounts will be applied to your Contract.

Benefit Base: The Benefit Base is equal to the Base Calculation Amount on the Rider Maturity Date and represents the minimum Contract Value that we guarantee on such date. We do not guarantee the Benefit Base on any day other than the Rider Maturity Date. The Benefit Base will not be available for withdrawal nor will it be used to calculate any benefits under the Contract prior to the Rider Maturity Date. The Benefit Base can never be less than zero.

Base Calculation Amount: We calculate the Base Calculation Amount to determine the Benefit Base. On the Rider Effective Date, the Base Calculation Amount is equal to your initial Purchase Payment. The Base Calculation Amount will not include any credits we applied to your Purchase Payment. Aggregate Purchase Payments over $1 million are subject to our consent, including our consent to limit the Base Calculation Amount applicable to your GMAB Rider. We may impose a maximum Base Calculation Amount (and thereby, a maximum Benefit Base) in the future for Contract Owners who elect the GMAB Rider, but the maximum Base Calculation Amount will never be less than the Base Calculation Amount to which we have previously consented. We reserve the right to restrict increases in your maximum Base Calculation Amount based on subsequent Purchase Payments if such Purchase Payments would cause you Base Calculation Amount to be greater than our maximum Base Calculation Amount. We will not limit or impose a maximum Base Calculation Amount if your aggregate Purchase Payments are under $1 million. If you purchase more than one contract issued by the Company in the same calendar year and elect the GMAB Rider on each contract, the $1,000,000 Benefit Base maximum may be applied to the aggregate Benefit Base for all contracts. State variations may apply.

The Base Calculation Amount will not be used to calculate any benefits under the Contract, other than the GMAB Rider Liquidity Option described below. The Base Calculation Amount can never be less than zero. The Base Calculation Amount may change between the Rider Effective Date and Rider Maturity Date if you make additional Purchase Payments or request withdrawals from your Contract.

     - If you make an additional Purchase Payment(s) within 12 months after the Rider Effective Date, we will increase the Base Calculation Amount by the amount of the Purchase Payment. The Base Calculation Amount will not include any credits we applied to any additional Purchase Payments you make. If you make an additional Purchase Payment(s) more than 12 months after the Rider Effective Date, we will not increase the Base Calculation Amount; however your Contract Value will increase, reflecting the amount of the Purchase Payment. Therefore, Purchase payments made more than 12 months after the Rider Effective Date may have a significant impact on whether a benefit is due under the GMAB Rider. Even if Purchase Payments made prior to and during the 12-month period after the Rider Effective Date lose significant value, if on the Rider Maturity Date the Contract Value, which includes all Purchase Payments, is equal to or greater than the Benefit Base, which includes only the Purchase Payments prior to or during that 12-month period, then no benefit is due. You should consider this prior to making an additional

          Purchase Payment more than 12 months after the Rider Effective Date. The GMAB Rider may not be appropriate for you if you anticipate making Purchase Payments after the 12-month period.

     - If you request a partial withdrawal, we will decrease the Base Calculation Amount in effect as of the date of the request by the actual dollar amount of the withdrawal or the Partial Withdrawal Reduction amount, whichever is greater. The Partial Withdrawal Reduction amount is equal to the Base Calculation Amount in effect immediately prior to the reduction for the partial withdrawal multiplied by the actual amount of the partial withdrawal divided by the Contract Value immediately prior to the partial withdrawal, minus Purchase Payment Credits received within 12 months prior to the partial withdrawal, if any. When determining the impact of a partial withdrawal on the Base Calculation Amount, the actual amount of the partial withdrawal will include any withdrawal charges and taxes that were deducted at the time of the partial withdrawal.

Rider Maturity Date: The Rider Maturity Date is the anniversary of the Rider Effective Date that corresponds to the number of years you elect as the Rider Period (described below).

Rider Period: The Rider Period is the number of years you select between the Rider Effective Date and the Rider Maturity Date. Currently, we only offer a Rider Period of ten (10) years. We may offer Rider Periods of lesser or greater duration available in the future, subject to additional terms, conditions and limitations.

EXAMPLES OF BENEFIT BASE/BASE CALCULATION AMOUNT

Below are examples of how we determine the Benefit Base and Base Calculation Amount, as well as examples showing the impact of subsequent Purchase Payments and partial withdrawals. For purposes of each example below, assume that you elect the GMAB Rider on the effective date of your Contract and that your initial Purchase Payment is $100,000.

The example below illustrates the impact of the guarantee provided under the GMAB Rider assuming that your Contract Value increases or decreases during the Rider Period.

                EXAMPLES OF GMAB RIDER ON THE RIDER MATURITY DATE


--------------------------------------------------------------------------------------------------------------------
                           INCREASING CONTRACT VALUE                           DECLINING CONTRACT VALUE
--------------------------------------------------------------------------------------------------------------------
                                      BASE                                               BASE
                   CONTRACT       CALCULATION                         CONTRACT       CALCULATION
                    VALUE            AMOUNT        BENEFIT BASE        VALUE            AMOUNT        BENEFIT BASE
--------------------------------------------------------------------------------------------------------------------

VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE               $104,500         $100,000      Not Applicable      $104,500         $100,000      Not Applicable
--------------------------------------------------------------------------------------------------------------------
VALUE AS OF
RIDER
MATURITY DATE      $114,950         $100,000         $100,000         $94,050          $100,000         $100,000
--------------------------------------------------------------------------------------------------------------------
AMOUNT
APPLIED TO
CONTRACT
VALUE DUE TO
GMAB RIDER                           $0(1)                                            $5,950(2)
--------------------------------------------------------------------------------------------------------------------


---------
(1) If your Contract Value on the GMAB Rider Maturity Date is equal to or greater than the Benefit Base, we will not apply any additional amounts to your Contract Value. Your GMAB Rider will terminate and we will no longer deduct the annual charge for the rider.
(2) If your Contract Value on the GMAB Rider Maturity Date is less than the Benefit Base, we will apply additional amounts to your Contract Value so that it is equal to the Benefit Base. The additional amount will be added to the money market subaccount.

The example below illustrates the impact of making an additional $10,000 Purchase Payment while the GMAB Rider is in effect, specifically the different manner in which we will treat Purchase Payments for purpose of determining the Base Calculation Amount based on when the Purchase Payment is made.

  EXAMPLES OF ADDITIONAL PURCHASE PAYMENTS -- IMPACT ON BASE CALCULATION AMOUNT


--------------------------------------------------------------------------------------------------------------------
                  ADDITIONAL PURCHASE PAYMENT WITHIN 12 MONTHS       ADDITIONAL PURCHASE PAYMENT AFTER 12 MONTHS
--------------------------------------------------------------------------------------------------------------------
                                                       BASE                                               BASE
                   CONTRACT         PURCHASE       CALCULATION        CONTRACT         PURCHASE       CALCULATION
                    VALUE           PAYMENT           AMOUNT           VALUE           PAYMENT           AMOUNT
--------------------------------------------------------------------------------------------------------------------

VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE               $104,500         $100,000         $100,000         $104,500         $100,000         $100,000
--------------------------------------------------------------------------------------------------------------------
VALUE BEFORE
ADDITIONAL
PURCHASE
PAYMENT            $114,950      Not Applicable      $100,000         $114,950      Not Applicable      $100,000
--------------------------------------------------------------------------------------------------------------------
VALUE AFTER
ADDITIONAL
PURCHASE
PAYMENT            $125,400         $10,000          $110,000         $125,400         $10,000          $100,000
--------------------------------------------------------------------------------------------------------------------


The example below illustrates the impact of making a $10,000 partial withdrawal at least 12 months after the Rider Effective Date while the GMAB Rider is in effect, specifically the difference in the manner in which a partial withdrawal affects your Base Calculation Amount in an increasing market versus a decreasing market. The example assumes that the partial withdrawal does not qualify under the GMAB Rider Liquidity Option described below.

      EXAMPLES OF PARTIAL WITHDRAWALS -- IMPACT ON BASE CALCULATION AMOUNT


----------------------------------------------------------------------------------------------------------------------------
                                                    ASSUMING INCREASING CONTRACT VALUE
----------------------------------------------------------------------------------------------------------------------------
                                             BASE                                                        REDUCTION TO BASE
                     CONTRACT             CALCULATION       PARTIAL WITHDRAWAL     PARTIAL SURRENDER        CALCULATION
                       VALUE                AMOUNT                AMOUNT               REDUCTION              AMOUNT
----------------------------------------------------------------------------------------------------------------------------

VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE                 $104,500              $100,000           Not Applicable        Not Applicable        Not Applicable
----------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
PRIOR TO
PARTIAL
WITHDRAWAL           $114,950              $100,000           Not Applicable        Not Applicable        Not Applicable
----------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY                                                                           [100,000 X
FOLLOWING
PARTIAL                                                                             10,000/114,950]
WITHDRAWAL           $104,950               $90,000               $10,000               $8,699                $10,000
----------------------------------------------------------------------------------------------------------------------------




----------------------------------------------------------------------------------------------------------------------------
                                                     ASSUMING DECLINING CONTRACT VALUE
----------------------------------------------------------------------------------------------------------------------------
                                             BASE                                                        REDUCTION TO BASE
                     CONTRACT             CALCULATION       PARTIAL WITHDRAWAL     PARTIAL SURRENDER        CALCULATION
                       VALUE                AMOUNT                AMOUNT               REDUCTION              AMOUNT
----------------------------------------------------------------------------------------------------------------------------

VALUE AS OF
GMAB RIDER
EFFECTIVE
DATE                 $104,500              $100,000           Not Applicable        Not Applicable        Not Applicable
----------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY
PRIOR TO
PARTIAL
WITHDRAWAL            $94,050              $100,000           Not Applicable        Not Applicable        Not Applicable
----------------------------------------------------------------------------------------------------------------------------
VALUE
IMMEDIATELY                                                                           [100,000 X
FOLLOWING
PARTIAL                                                                             10,000/94,050]
WITHDRAWAL            $84,050               $89,368               $10,000               $10,632               $10,632
----------------------------------------------------------------------------------------------------------------------------


INVESTMENT LIMITATIONS/RESTRICTIONS/REBALANCING

If you elect the GMAB Rider, your Contract will be subject to additional limitations and restrictions on your right to allocate Contract Value among the Subaccounts, your right to request transfers between Subaccounts and your right to allocate Purchase Payments to Subaccounts.

Specifically, you will be required to allocate 100% of your Contract Value amongst the Permitted Subaccounts listed below. Three of the Permitted Subaccounts (DWS Conservative Allocation VIP, DWS Moderate Allocation VIP, and DWS Growth Allocation VIP) invest in Underlying Funds that invest in other Underlying Funds offered under the Contract across a range of asset classes, utilizing a wide variety of securities and investment styles. Please refer to the section of the Prospectus entitled "The Variable Funding Options" for a description of the investment objective and strategy for each these Subaccounts.


                                      PERMITTED SUBACCOUNTS
                    --------------------------------------------------------


                          DWS Conservative Allocation VIP
                          DWS Moderate Allocation VIP
                          DWS Growth Allocation VIP
                          DWS Money Market VIP


We do not impose any limitation or restriction on your right to make transfers between the Permitted Subaccounts or to allocate Purchase Payments to the Permitted Subaccounts. However, any request to transfer Contract Value or allocate Purchase Payments to a Subaccount that is not a Permitted Subaccount will be rejected. You will be required to submit a new transfer request or allocation instructions that only includes one or more of the Permissible Subaccounts. We will not be responsible for any financial impact caused by delays in processing your transaction if your request is rejected because it violated the Permitted Subaccount limitations.

We may name additional Subaccounts as Permitted Subaccounts or may impose allocation limits on the amount of Contract Value that you can allocate to a Permitted Subaccount. Any such change will only apply to Contract Owners who elect the GMAB Rider after the effective date of the change. However, for existing Contract Owners, we may apply any new investment limitation on transfers and subsequent Purchase Payments.

You will be required to establish a personal allocation profile at the time that you elect the GMAB Rider specifying the Permitted Subaccounts and the allocation percentages for each Permitted Subaccount in which you intend to allocate your initial Purchase Payment and any credits that we apply to your initial Purchase Payment. Your personal allocation profile will remain in effect for any additional Purchase Payments you make until you elect to change it. Your personal allocation profile may include any combination of Permitted Subaccounts.

Rebalancing: We may require rebalancing of your Contract Value according to the current personal allocation profile that you specify for the Permissible Subaccounts. If we require rebalancing, we will rebalance your Contract Value in each Permissible Subaccount that you elected according to the relative proportions indicated in your personal allocation profile.

GMAB RIDER LIQUIDITY OPTION

During the 90-day period prior to the 5th anniversary of the Rider Effective Date, you may request a partial withdrawal of up to 15% of the Base Calculation Amount immediately prior to the request. Under this option, we will reduce the Base Calculation Amount by the dollar amount of the withdrawal so long as the withdrawal does not exceed the amount available for withdrawal under this provision. If you request a partial withdrawal greater than 15% of the Base Calculation Amount, we will reduce the Base Calculation Amount by the dollar amount of the withdrawal for amounts withdrawn up to the 15% limit and, for the excess amount, we will reduce the Base Calculation Amount as described above under the sub-section "Base Calculation Amount." Any partial withdrawal you make under this provision will be made free of withdrawal charges that would otherwise apply under the terms of your Contract. Additionally, any withdrawals taken under this feature will reduce your Free Withdrawal Allowance under the Contract.

This feature can only be exercised once before the Rider Maturity Date and must occur during the 90-day period prior to the 5th anniversary of the Rider Effective Date. We reserve the right to require you to exercise your rights under this provision on the anniversary of your Rider Effective Date. You must notify us in a form acceptable to us that you are exercising your rights under this GMAB Rider Liquidity Option.

CANCELLATION OF THE GMAB RIDER

You may elect to cancel the GMAB Rider at any time after the 5th anniversary of the GMAB Rider Effective Date. Upon cancellation, we will no longer deduct the annual charge for the GMAB Rider. Upon cancellation of the GMAB Rider, all rights and benefits under the GMAB Rider will cease. Upon cancellation, we will no longer apply any of the investment limitations and restrictions described above.

GMAB Rider Exchange Option -- If, during the 90-day period following the 5th anniversary of the Rider Effective Date, your Contract Value is greater than the Base Calculation Amount, you may elect to cancel the GMAB Rider and simultaneously elect either a new GMAB Rider or a GMWB Rider. You will be required to meet any eligibility requirements that apply to each rider at the time you make the election.

          Exchange for New GMAB Rider: If you elect to cancel the GMAB Rider and elect the GMAB Rider that we make available under this Rider Exchange Option, the Rider Effective Date for your new GMAB Rider will be the date we receive your request in good order. Your new GMAB Rider will be subject to a new Rider Maturity Date. The Benefit Base of your prior GMAB Rider will not apply to the new GMAB Rider. Your Contract Value as of the date you elect to exchange your GMAB Rider will be used to determine your initial Base Calculation Amount for the new rider. The new GMAB Rider will be subject to a new charge that may be higher or lower than the charge you paid for your original GMAB Rider. The GMAB Rider that we make available under this Rider Exchange Option will always feature a ten year Rider Period and may include other Rider Period durations.

          Exchange for GMWB Rider: If you elect to cancel the GMAB Rider and elect the GMWB Rider that we make available under this Rider Exchange Option, the Rider Effective Date for your GMWB Rider will be the date we receive your request. The GMWB Rider that we make available under this Rider Exchange Option will feature a 10% minimum annual withdrawal amount. The GMWB Rider will be subject to the charge then in effect for a GMWB Rider that is offered under this Rider Exchange Option.

TERMINATION

The GMAB Rider will terminate on the earliest to occur of: (1) the Rider Maturity Date; (2) the date you elect to begin receiving Annuity Payments under the Contract; (3) the date you fully surrender your Contract; (4) the date you elect to cancel the GMAB Rider (including assignments); (5) the date we receive Due Proof of Death if the surviving spouse or beneficiary does not elect to continue the Contract (if allowed); or (6) the date the GMAB Rider is cancelled and replaced with a new GMAB Rider or GMWB Rider under the Rider Exchange Option.

The annual charge for the GMAB Rider will no longer be deducted and all guarantees will cease when the rider is terminated. Further, any investment limitations and restrictions will no longer apply after the GMAB Rider is terminated. If the GMAB Rider is terminated before the Rider Maturity Date, the Benefit Base will not be paid.

CHARGE FOR GMAB

If you elect the GMAB Rider, we will deduct an additional charge on a each business day basis that is equal to an annual charge of 0.40% from your Contract Value invested in the Subaccounts. The charge will be applied and will not change from the Rider Effective Date until the Rider Maturity Date unless the rider is cancelled or terminates prior to such date. If you elect to terminate the GMAB Rider prior to the Rider Maturity Date, the charge will no longer be deducted. If you elect to exchange this GMAB Rider and elect a new GMAB Rider under the Rider Exchange Option (described above), the current charge in effect for the GMAB rider will be applied, which may be higher or lower than the charge you paid for this rider.

ADDITIONAL CONSIDERATIONS

     - Your Contract cannot have any outstanding loans if you elect the GMAB Rider. Further, you may not request a loan from your Contract if you have previously elected the GMAB Rider.

     - If you die while the GMAB Rider is in effect, and your surviving spouse or Beneficiary elects to continue the Contract under the spousal contract continuance or beneficiary contract continuance provision, then the GMAB Rider will remain in effect and will continue until the Rider Maturity Date.

     - Any DCA Program that is in effect while the GMAB Rider is in effect must meet the investment limitations and restrictions of the GMAB Rider, as described above. In addition, you may not request a DCA Program that makes transfers from Class B Subaccounts to Class A Subaccounts.

     - If you are expecting to request withdrawals from your Contract, including withdrawals intended to satisfy required minimum distribution requirements, the impact of such withdrawals on the guarantees provided under the GMAB Rider will make the rider less valuable.

                               THE ANNUITY PERIOD

--------------------------------------------------------------------------------

MATURITY DATE

Under the Contract, you can receive regular payments ("Annuity Payments"). You can choose the month and the year in which those payments begin ("Maturity Date"). You can also choose among Annuity Payment options or elect a lump sum distribution. While the Annuitant is alive, you can change your selection any time up to the Maturity Date. Annuity Payments will begin on the Maturity Date stated in the Contract unless (1) you fully surrendered the Contract; (2) we paid the proceeds to the beneficiary before that date; or (3) you elected another date. Annuity Payments are a series of periodic payments (a) for life;
(b) for life with a minimum number of payments assured; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period. We may require proof that the Annuitant is alive before we make Annuity Payments. Not all options may be available in all states. Please be aware that once the Contract is annuitized, you are ineligible to receive the death benefit you have selected.

You may choose to annuitize at any time after the first Contract Date anniversary. Unless you elect otherwise, the Maturity Date will be the Annuitant's 70th birthday for Qualified Contracts and for Non-qualified Contracts the Annuitant's 90th birthday or ten years after the effective date of the Contract, if later (this requirement may be changed by us).

At least 30 days before the original Maturity Date, you may elect to extend the Maturity Date to any time prior to the Annuitant's 90th birthday or to a later date with our consent. You may use certain annuity options taken at the Maturity Date to meet the minimum required distribution requirements of federal tax law, or you may use a program of withdrawals instead. These mandatory distribution requirements take effect generally upon the death of the Contract Owner, or with certain Qualified Contracts upon either the later of the Contract Owner's attainment of age 70 1/2 or year of retirement; or the death of the Contract Owner. You should seek independent tax advice regarding the election of minimum required distributions.

ALLOCATION OF ANNUITY

You may elect to receive your Annuity Payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time Annuity Payments begin, you have not made an election, we will apply your Cash Surrender Value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the Maturity Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity Payments. (See "Transfers.")

VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Variable Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity Payment attributable to each Variable Funding Option by the corresponding Accumulation Unit value as of 14 days before the date Annuity Payments begin. We use an Annuity Unit to measure the dollar value of an Annuity Payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

DETERMINATION OF FIRST ANNUITY PAYMENT. Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you elect a variable annuity, the amount we apply to it will be the Cash Surrender Value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the Contract tables by the number of thousands of dollars of Contract Value you apply to that annuity option. The Contract tables factor in an assumed daily net investment factor of 3.0%. We call this your net investment rate. Your net investment rate of 3% corresponds to an annual interest rate of 3%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3%, then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3%, then the dollar amount of your variable Annuity Payments will increase.

DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS. The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience, as described above, of the applicable funding options. The total amount of each Annuity Payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment is due.

FIXED ANNUITY

You may choose a fixed annuity that provides payments that do not vary during the annuity period. We will calculate the dollar amount of the first fixed Annuity Payment as described under "Variable Annuity," except that the amount we apply to begin the annuity will be your Cash Surrender Value as of the date Annuity Payments begin. Payout rates will not be lower than that shown in the Contract. If it would produce a larger payment, the first fixed Annuity Payment will be determined using the Annuity Tables in effect on the Maturity Date.

                                 PAYMENT OPTIONS

--------------------------------------------------------------------------------

ELECTION OF OPTIONS

While the Annuitant is alive, you can change your annuity option selection any time up to the Maturity Date. Once Annuity Payments have begun, no further elections are allowed.

During the Annuitant's lifetime, if you do not elect otherwise before the Maturity Date, we will pay you (or another designated payee) the first of a series of monthly Annuity Payments based on the life of the Annuitant, in accordance with Annuity Option 2 (Life Annuity with 120 monthly payments assured). For certain Qualified Contracts, Annuity Option 4 (Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee) will be the automatic option as described in the Contract. (See "Annuity Options.")

The minimum amount that can be placed under an annuity option will be $2,000 unless we agree to a lesser amount. If any monthly periodic payment due is less than $100, the Company reserves the right to make payments at less frequent intervals, or to pay the Contract Value in a lump-sum.

On the Maturity Date, we will pay the amount due under the Contract in accordance with the payment option that you select. You may choose to receive a single lump-sum payment. You must elect an option in writing, in a form satisfactory to the Company. Any election made during the lifetime of the Annuitant must be made by the Contract Owner.

ANNUITY OPTIONS

Subject to the conditions described in "Election of Options" above, we may pay all or any part of the Cash Surrender Value under one or more of the following annuity options. Payments under the annuity options are generally made on a monthly basis. We may offer additional options.

Option 1 -- Life Annuity -- No Refund. The Company will make Annuity Payments during the lifetime of the Annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments or provision for a death benefit for beneficiaries.

Option 2 -- Life Annuity with 120, 180 or 240 Monthly Payments Assured. The Company will make monthly Annuity Payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months, as elected, we will continue making payments to the beneficiary during the remainder of the period.

Option 3 -- Joint and Last Survivor Life Annuity -- No Refund. The Company will make regular Annuity Payments during the lifetime of the Annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

Option 4 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. The Company will make Annuity Payments during the lifetimes of the Annuitant and a second person. You will designate one as primary payee, and the other will be designated as secondary payee. On the death of the secondary payee, the Company will continue to make monthly Annuity Payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons. On the death of the primary payee, the Company will continue to make Annuity Payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made once both payees have died.

Option 5 -- Payments for a Fixed Period without Life Contingency. We will make periodic payments for the period selected. Please note that Option 5 may not satisfy minimum distribution rules for Qualified Contracts. Please consult a tax advisor before electing this option.

Option 6 -- Other Annuity Options. We will make any other arrangements for Annuity Payments as may be mutually agreed upon.

VARIABLE LIQUIDITY BENEFIT

This benefit is only offered with the annuity option "Payments for a Fixed Period without Life Contingency."

At any time after annuitization and before death, the Contract Owner may surrender and receive a payment equal to (A) minus (B), where (A) equals the present value of remaining certain payments, and (B) equals a withdrawal charge not to exceed the maximum withdrawal charge rate shown on the specifications page of the Contract multiplied by (A). The interest rate used to calculate the present value is a rate 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit. A withdrawal charge is not imposed if the surrender is made after the expiration of the withdrawal charge period shown on the specifications page of the Contract.

                        MISCELLANEOUS CONTRACT PROVISIONS

--------------------------------------------------------------------------------

RIGHT TO RETURN

You may return the Contract for a full refund of the Contract Value plus any Contract charges and premium taxes you paid (but not any fees and charges the Underlying Fund assessed) minus any Purchase Payment Credits within ten days after you receive it (the "right to return period"). You bear the investment risk of investing in the Variable Funding Options during the right to return period; therefore, the Contract Value we return may be greater or less than your Purchase Payment.

If you purchase the Contract as an Individual Retirement Annuity, and return it within the first seven days after delivery, or longer if your state law permits, we will refund your Purchase Payment minus any Purchase Payment Credits in full; during the remainder of the right to return period, we will refund the Contract Value (including charges) minus any Purchase Payment Credits.

During the right to return period, you will not bear any contract fees associated with the Purchase Payment Credits. The amount we return to you will include any investment gains on the credit during the right to return period. However, if you have investment losses on the credit during the right to return period, we will recover the original amount of the credit.

We will determine the Contract Value following the close of the business day on which we receive your Contract and a Written Request for a refund. Where state law requires a different period, or the return of Purchase Payments or other variations of this provision, we will comply. Refer to your Contract for any state-specific information.

TERMINATION

We reserve the right to terminate the Contract on any business day if your Contract Value as of that date is less than $2,000 and you have not made Purchase Payments for at least two years, unless otherwise specified by state law. Accordingly, no Contract will be terminated due solely to negative investment performance. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the Cash Surrender Value (less any Purchase Payment Credits applied within 12 months of termination) less any applicable taxes. In certain states, we may be required to pay you the Contract Value.

REQUIRED REPORTS

As often as required by law, but at least once in each Contract Year before the due date of the first Annuity Payment, we will furnish a report showing the number of Accumulation Units credited to the Contract and the corresponding Accumulation Unit value(s) as of the report date for each funding option to which the Contract Owner has allocated amounts during the applicable period. The Company will keep all records required under federal and state laws.

SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists, as determined by the SEC, so that the sale of securities held in the Separate Account may not reasonably occur, or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. At any time, payments from the Fixed Account may be delayed up to 6 months.

                              THE SEPARATE ACCOUNTS

--------------------------------------------------------------------------------

MetLife Insurance Company of Connecticut and MetLife Life and Annuity Company of Connecticut each sponsor Separate Accounts: Separate Account Eleven and Separate Account Twelve, respectively. References to "Separate Account" refer either to Separate Account Eleven or Separate Account Twelve, depending on the issuer of your Contract. Both Separate Account Eleven and Separate Account Twelve were established on November 14, 2002 and are registered with the SEC as unit investment trusts under the Investment Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the Variable Funding Options.

We hold the assets of Separate Account Eleven and Separate Account Twelve for the exclusive and separate benefit of the owners of each Separate Account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Obligations under the Contract are obligations of the Company. Any obligations that exceed the assets in the Separate Account are payable by the Company's general account. The amount of the guaranteed death benefit that exceeds the Contract Value is paid from the Company's general account. Benefit amounts paid from the general account are subject to the financial strength and claims-paying ability of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company separate accounts to fund variable annuity and variable life insurance contracts.

Certain variable annuity separate accounts and variable life insurance separate accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity contract owners or variable life policy owners, each Underlying Fund's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity separate accounts, the variable annuity contract owners would not bear any of the related expenses, but variable annuity contract owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

We reserve the right to transfer assets of the Separate Account to another separate account, and/or to modify the structure or operation of the Separate Account, subject to the necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Contract Value.

PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Our advertisements may show performance figures assuming that you do not elect any optional features such as the E.S.P., GMAB or GMWB. However, if you elect any of these optional features, they involve additional charges that will serve to decrease the performance of your Variable Funding Options. You may wish to speak with your registered representative to obtain performance information specific to the optional features you may wish to select.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Fund. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Variable Funding Option. In those cases, we can create "hypothetical historical performance" of a Variable Funding Option. These figures show the performance that the Variable Funding Option would have achieved had it been available during the entire history of the Underlying Fund.

In a low interest rate environment, yields for money market Subaccounts, after deduction of the Mortality and Expense Risk Charge, Administrative Expense Charge and the charge for any optional benefit riders (if applicable), may be negative even though the Underlying Fund's yield, before deducting for such charges, is positive. If you allocate a portion of your Contract Value to a money market Subaccount or participate in an asset allocation program where Contract Value is allocated to a money market Subaccount under the applicable asset allocation model, that portion of your Contract Value may decrease in value.

                           FEDERAL TAX CONSIDERATIONS

--------------------------------------------------------------------------------

The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide tax or legal advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax and/or legal adviser regarding the tax implications of purchasing this Contract based upon your individual situation. For further tax information, an additional discussion of certain tax matters is contained in the SAI.

You are responsible for determining whether your purchase of a Contract, withdrawals, income payments and any other transaction under your Contract satisfy applicable tax law. We are not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code and/or the Employee Retirement Income Security Act of 1974 (ERISA).

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for premiums paid under an annuity and permitting tax-free transfers between the various investment options offered under the Contract. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 amended Code Section 1 to reduce the marginal tax rates on long-term capital gains and dividends to 5% and 15%, respectively. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Under current federal income tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including
IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and dividends. Earnings under annuity contracts, like interest payable on fixed investments (notes, bonds, etc.) continue to be taxed as ordinary income (top rate of 35%). The tax law provides deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same calendar year to the same owner are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect. Although the law is not clear, the aggregation rule may also adversely affect the tax treatment of payments received under an income annuity where the owner has purchased more than one non-qualified annuity during the same calendar year from the same or an affiliated company after October 21, 1988, and is not receiving income payments from all annuities at the same time. Please consult your own tax advisor.

STATE AND LOCAL TAXES. The rules for state and local income taxes may differ from the federal income tax rules. Purchasers and prospective purchasers of the Contract should consult their own tax advisors and the law of the applicable taxing jurisdiction to determine what rules and tax benefits apply to the contract.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS. For both Qualified and Non-qualified Contracts, taxable distributions taken before the Contract Owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the Contract Owner. Other exceptions may be available in certain qualified plans. The 10% tax penalty is in addition to any other penalties that may apply under your Contract and the normal income taxes due on the distribution.


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TAX-FREE EXCHANGES. Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life insurance, endowment, or annuity contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the Federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract owner. Regulations issued under the Code may require the Company to deduct the tax from your Contract or from any applicable payment and pay it directly to the IRS.

TYPES OF CONTRACTS: QUALIFIED AND NON-QUALIFIED

QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds of an eligible rollover distribution from any tax-qualified employee pension or retirement savings plan or individual retirement annuity (IRA), your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs (including Roth IRAs), tax sheltered annuities established by public school systems or certain tax exempt organizations under Code Section 403(b), corporate-sponsored pension, retirement savings and profit sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. Another type of Qualified Contract is a Roth IRA, under which after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to the required minimum distribution rules as provided by the Code and described below. All qualified plans (including IRAs) receive tax-deferral under the Code. Although there are no additional tax benefits to funding your qualified plan or IRA with an annuity, it does offer you additional insurance benefits, such as the availability of a guaranteed income for life.

The Contract has not been submitted to the IRS for review and is awaiting approval as to form as a valid IRA. Such approval would not constitute an IRS approval or endorsement of any funding options under the contract. IRS approval as to form is not required to constitute a valid IRA. Disqualification of the Contract as an IRA could result in the immediate taxation of amounts held in the Contract and other adverse consequences.

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract generally have not yet been taxed, the full amount of any distributions (including the amount attributable to Purchase Payments), whether paid in the form of lump sum withdrawals or Annuity Payments, are generally taxed at ordinary income tax rates unless the distribution is transferred to an eligible rollover account or contract. There are special rules which govern the taxation of Qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified funding vehicles generally are not subject to current taxation.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for participants who are 5% or more owners of the plan sponsor) . If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations

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changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value, including the Enhanced Stepped-Up Provision, as well as all living benefits such as GMAB and GMWB) must be added to the account value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the Contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your personal tax advisor as to how these rules affect your Contract.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH: Upon the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within five years from the date of death or minimum distributions may be taken over the life expectancy of the individual beneficiaries (or in the case of certain trusts that are contract beneficiaries, over the life expectancy of the individuals who are the beneficiaries of the trust), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract and defer the minimum distribution requirements.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401, 403(B), OR 408, INCLUDING IRA OWNERS: While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for any higher limits to be effective at a state income tax level. In other words, the permissible contribution limits for federal and state income tax purposes may be different. Therefore, in certain states, a portion of the contributions may not be excludible or deductible from state income taxes. Please consult your employer or tax adviser regarding this issue.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 for calendar year 2007, $5,000 for 2008, and may be indexed for inflation in future years. Additional "catch-up contributions" may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

Deductible contributions to an IRA and Roth IRA for the year must be aggregated for purposes of the individual Code Section 408A limits and the Code Section 219 limits (age 50+ catch-up).

Partial or full distributions are treated as ordinary income, except that amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. An additional tax of 10% will apply to any taxable distribution from the IRA that is received by the participant before the age of 59 1/2 except by reason of death, disability or as part of a series of payments for life or life expectancy. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. Certain other mandatory distribution rules apply on the death of the individual. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

Section 408 (k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA and can accept an annual employer contribution limited to the lesser of $45,000 or 100% of pay for each participant in 2007.

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations, (similar to the annual limits for traditional IRAs), are not

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deductible and must be made in cash or as a rollover or transfer from another
Roth IRA or other IRA. A conversion of "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

TSAS (ERISA AND NON-ERISA)

GENERAL. TSAs fall under sec.403(b) of the Code, which provides certain tax benefits to eligible employees of public school systems and organizations that are tax exempt under sec.501(c)(3) of the Code.

In general contributions to sec.403(b) arrangements are subject to limitations under sec.415(c) of the Code (the lesser of 100% of includable compensation or the applicable limit for the year).

Note: Proposed income tax regulations issued in November 2004 would require certain fundamental changes to these arrangements including (a) a requirement that there be a written plan document in addition to the annuity contract or sec.403(b)(7) custodial account, (b) significant restrictions on the ability for participants to direct proceeds between 403(b) annuity contracts and (c) additional restrictions on withdrawals of amounts attributable to contributions other than elective deferrals.

The proposed regulations will generally not be effective until taxable years beginning after December 31, 2007 at the earliest, and may not be relied on until issued in final form. However, certain aspects including a proposed prohibition on the use of life insurance contracts under 403(b) arrangements and rules affecting payroll taxes on certain types of contributions are currently effective unless revised or revoked in final regulations.

WITHDRAWALS AND INCOME PAYMENTS. If you are under 59 1/2, you cannot withdraw money from your TSA Contract unless the withdrawal:

     - Relates to purchase payments made prior to 1989 (and pre-1989 earnings on those purchase payments);

     - Is directly transferred to another permissible investment under sec.403(b) arrangements;

     -    Relates to amounts that are not salary reduction elective deferrals;

     - Occurs after you die, leave your job or become disabled (as defined by the Code); or

     - Is for financial hardship (but only to the extent of purchase payments) if your plan allows it.

DESIGNATED ROTH ACCOUNT FOR 403(B) PLANS. Effective January 1, 2006, employers that established and maintain a TSA/403(b) plan ("the Plan") may also establish a Qualified Roth Contribution Program under Section 402A of the Code ("Designated Roth Accounts") to accept after-tax contributions as part of the TSA plan. In accordance with our administrative procedures, we may permit these contributions to be made as purchase payments to a Section 403(b) Contract under the following conditions:

          (1) The employer maintaining the plan has demonstrated to our satisfaction that Designated Roth Accounts are permitted under the Plan.

          (2) In accordance with our administrative procedures, the amount of elective deferrals has been irrevocably designated as an after-tax contribution to the Designated Roth Account.

          (3) All state regulatory approvals have been obtained to permit the Contract to accept such after-tax elective deferral contributions (and, where permitted under the Qualified Roth Contribution Program and the Contract, rollovers and trustee-to-trustee transfers from other Designated Roth Accounts).

          (4) In accordance with our procedures and in a form satisfactory to us, we may accept rollovers from other funding vehicles under any Qualified Roth Contribution Program of the same type in which the employee participates as well as trustee-to-trustee transfers from other funding vehicles under the same Qualified Roth Contribution Program for which the participant is making elective deferral contributions to the Contract.


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          (5) No other contribution types (including employer contributions, matching contributions, etc.) will be allowed as designated Roth contributions, unless they become permitted under the Code.

          (6) If permitted under the federal tax law, we may permit both pre-tax contributions under a 403(b) plan as well as after-tax contributions under the Plan's Qualified Roth Contribution Program to be made under the same Contract as well as rollover contributions and contributions by trustee-to-trustee transfers. In such cases, we will account separately for the designated Roth contributions and the earnings thereon from the contributions and earnings made under the pre-tax TSA plan (whether made as elective deferrals, rollover contributions or trustee-to-trustee transfers). As between the pre-tax or traditional Plan and the Qualified Roth Contribution Program, we will allocate any living benefits or death benefits provided under the Contract on a reasonable basis, as permitted under the tax law.

          (7) We may refuse to accept contributions made as rollovers and trustee-to-trustee transfers, unless we are furnished with a breakdown as between participant contributions and earnings at the time of the contribution.

Many of the federal income tax rules pertaining to Designated Roth Accounts have not yet been finalized. Both you and your employer should consult their own tax and legal advisors prior to making or permitting contributions to be made to a Qualified Roth Contribution Program.

The following general tax rules are based on our understanding of the Code and any regulations issued through December 31, 2005, and are subject to change and to different interpretation as well as additional guidance in respect to areas not previously addressed:

The employer must permit contributions under a pre-tax 403(b) plan in order to permit contributions to be irrevocably designated and made part of a Qualified Roth Contribution Program.

Elective deferral contributions to the Designated Roth Account must be aggregated with all other elective deferral contributions made by a taxpayer for purposes of the individual Code Section 402(g) limits and the Code Section 414(v) limits (relating to age 50 and over catch-up contributions) as well as contribution limits that apply under the Plan.

In general, the same tax law rules with respect to restricted monies, triggering events and permitted distributions will apply to the Designated Roth Accounts under the Plan as apply to the traditional pre-tax accounts under the plan (e.g., death or disability of participant, severance from employment, attainment of age 59 1/2 and hardship withdrawals only with respect to contributions (if permitted under the Plan)).

If the amounts have been held under any Designated Roth Account of a participant for at least five years and are made on account of death, disability or after attainment of age 59 1/2, then any withdrawal, distribution or payment of these amounts is generally free of federal income tax ("Qualified Distributions").

Unlike Roth IRAs, withdrawal, distributions and payments that do not meet the five year rule will generally be taxed on a pro-rated basis with respect to earnings and after-tax contributions. The 10% penalty tax will generally apply on the same basis as a traditional pre-tax account under the Plan. Additionally, rollover distributions may only be made tax-free into another Designated Roth Account or into a Roth IRA.

Some states may not permit contributions to be made to a Qualified Roth Contribution Program or may require additional conforming legislation for these rules to become effective.

LOANS. If your TSA Contract permits loans, such loans will be made only from any Fixed Interest Account balance and only up to certain limits. In that case, we credit your Fixed Interest Account balance up to the amount of the outstanding loan balance with a rate of interest that is less than the interest rate we charge for the loan.

The Code and applicable income tax regulations limit the amount that may be borrowed from your Contract and all you employer plans in the aggregate and also require that loans be repaid, at a minimum, in scheduled level payments over a proscribed term.

Your Contract will indicated whether loans are permitted. The terms of the loan are governed by the Contract and loan agreement. Failure to satisfy loan limits under the Code or to make any scheduled payments according to the terms of your loan agreement and Federal tax law could have adverse tax consequences. Consult a tax advisor and read your loan agreement and Contract prior to taking any loan.


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NON-QUALIFIED ANNUITY CONTRACTS

If you purchase the Contract on an individual basis with after-tax dollars and not under one of the programs described above, your Contract is referred to as non-qualified. As the owner of a non-qualified annuity, you do not receive any tax benefit (deduction or deferral of income) on Purchase Payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal made prior to the Maturity Date or in the form of periodic Annuity Payments. As a general rule, there is income in the Contract (earnings) to the extent the Contract Value exceeds your investment in the Contract. The investment in the Contract equals the total Purchase Payments less any amount received previously which was excludible from gross income.

Generally, different tax rules apply to Annuity Payments than to withdrawals and payments received before the annuity starting date. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings under federal tax laws.

Similarly, when you receive an Annuity Payment, part of each periodic payment is considered a return of your Purchase Payments and will not be taxed, but the remaining portion of the Annuity Payment (i.e., any earnings) will be considered ordinary income for federal income tax purposes. Annuity Payments are subject to an "excludable amount" or "exclusion ratio" which determines how much of each payment is treated as:

     -    a non-taxable return of your Purchase Payment; or

     -    a taxable payment of earnings.

We generally will tell you how much of each Annuity Payment is a non-taxable return of your Purchase Payments. However, it is possible that the IRS could conclude that the taxable portion of Annuity Payments under a non-qualified contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your Purchase Payments equals your Purchase Payments, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your Annuity Payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

Code Section 72(s) requires that non-qualified annuity contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the Joint Owners. If these requirements are not met, the Contract will not be treated as an annuity contract for federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

If a non-qualified annuity is owned by a non-natural person (e.g., a corporation), increases in the value of the Contract attributable to Purchase Payments made after February 28, 1986 are includable in income annually and taxed at ordinary income tax rates. Furthermore, for contracts issued after April 22, 1987, if the Contract is transferred to another person or entity without adequate consideration, all deferred increases in value will be treated as income for federal income tax purposes at the time of the transfer.

PARTIAL WITHDRAWALS: If you make a partial withdrawal of your Contract Value, the distribution generally will be taxed as first coming from earnings (income in the Contract) and then from your Purchase Payments. These withdrawn earnings are includable in your taxable income. (See Penalty Tax for Premature Distributions below.) Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have tax consequences in the year taken. It should be noted that there is no guidance as to the determination of the amount of income in a Contract if it is issued with a Guaranteed Minimum Withdrawal Benefit (GMWB). Therefore, you should consult with your tax adviser as to the potential tax consequences of a partial surrender if your Contract is issued with a GMWB.

PARTIAL ANNUITIZATIONS (IF AVAILABLE WITH YOUR CONTRACT): At the present time the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is applied to a payment option. Currently, we will treat the application of less than your entire Contract Value under a Non-qualified Contract to a payment option (i.e. taking Annuity Payments) as a taxable withdrawal for federal income tax purposes (which may also be subject to the 10% penalty tax if you are under age 59 1/2). We will then treat the amount of the withdrawal (after any deductions for taxes) as the purchase price of an income annuity and tax report the income payments

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received under that annuity under the rules for variable income annuities.
Consult your tax attorney prior to partially annuitizing your Contract.

We will determine the excludable amount for each income payment under the Contract as a whole by using the rules applicable to variable income payments in general (i.e. by dividing your after-tax purchase price, as adjusted for any refund or guarantee feature, by the number of expected income payments from the appropriate IRS table). However, the IRS may determine that the excludable amount is different from our computation.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any non-qualified variable annuity contracts based on a Separate Account must meet specific diversification standards. Non-qualified variable annuity contracts shall not be treated as an annuity for federal income tax purposes if investments made in the account are not adequately diversified. Final tax regulations define how Separate Accounts must be diversified. The Company constantly monitors the diversification of investments and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax-deferred treatment, requiring the current inclusion of a proportionate share of the income and gains from the Separate Account assets in the income of each Contract Owner. The Company intends to administer all contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the Contract Owners have been currently taxed on income and gains attributable to the Separate Account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Non-qualified Contract because of the death of an owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract; or (ii) if distributed under a payment option, they are taxed in the same way as Annuity Payments.

OTHER TAX CONSIDERATIONS

TREATMENT OF CHARGES FOR OPTIONAL BENEFITS

The Contract may provide one or more optional enhanced death benefits or other minimum guaranteed benefit that in some cases may exceed the greater of purchase price or the Contract Value. It is possible that the Internal Revenue Service may take the position that the charges for the optional enhanced benefit(s) are deemed to be taxable distributions to you. Although we do not believe that a charge under such optional enhanced benefit should be treated as a taxable withdrawal, you should consult with your tax advisor before selecting any rider or endorsement to the Contract.

GUARANTEED MINIMUM WITHDRAWAL BENEFIT. If you have purchased a Guaranteed Minimum Withdrawal Benefit (GMWB), where otherwise made available, note the following:

The tax treatment of withdrawals under such a benefit is uncertain. It is conceivable that the amount of potential gain could be determined based on the remaining amounts guaranteed to be available for withdrawal at the time of the withdrawal if greater than the Contract Value (prior to withdrawal charges). This could result in a greater amount of taxable income in certain cases. In general, at the present time, MetLife intends to tax report such withdrawals using the Contract Value rather than the remaining benefit to determine gain. However, in cases where the maximum permitted withdrawal in any year under any version of the Guaranteed Minimum Withdrawal Benefit exceeds the Contract Value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal.


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In the event that the Contract Value goes to zero, and either the Remaining
Benefit Base is paid out in fixed installments, we will treat such payments as income annuity payments under the tax law and allow recovery of any remaining basis ratably over the expected number of payments.

MetLife reserves the right to change its tax reporting practices where we determine that it is not in accordance with IRS guidance (whether formal or informal).

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to U.S. source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that income from the Contract received by NRAs is considered U.S. source income. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty, provided that the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

TAX CREDITS AND DEDUCTIONS

The Company may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividend received deductions, are not passed back to the Separate Account or to contract owners since the Company is the owner of the assets from which the tax benefits are derived.

                                OTHER INFORMATION

--------------------------------------------------------------------------------

THE INSURANCE COMPANIES

Please refer to your Contract to determine which Company issued your Contract.

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

MetLife Life and Annuity Company of Connecticut is a stock insurance company chartered in 1973 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States (except New York), the District of Columbia and Puerto Rico. The Company is an indirect wholly-owned subsidiary of MetLife, Inc., a publicly-traded company. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

FINANCIAL STATEMENTS

The financial statements for the Company and its Separate Account are located in the Statement of Additional Information.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. MetLife Insurance Company of Connecticut and MetLife Life and Annuity Company of Connecticut (together the "Company") have appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. Prior to October 20, 2006, the principal underwriter and distributor was MLI Distribution LLC, which merged with and into MLIDC on that date. MLIDC which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g. commissions payable to retail broker-dealers who sell the Contracts). MLIDC does not retain any fees under the Contracts; however, MLIDC may receive 12b-1 fees from the Underlying Funds.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, California 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

MLIDC and the Company enter into selling agreements with affiliated and unaffiliated broker-dealers who are registered with the SEC and are members of the NASD, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such affiliated or unaffiliated broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company no longer offers the Contracts to new purchasers but it continues to accept Purchase Payments from Contract Owners.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm. The amount the registered representative receives depends on the agreement between the firm and the registered representative. This agreement may also provide for the payment of other types of cash and non-cash compensation and other benefits. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor one product provider over another product provider due to differing compensation rates.

We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 7.50% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 1.50% annually of average Contract Value (if asset-based compensation is paid to registered representatives).

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products. The Company and MLIDC have entered into a preferred distribution arrangement with their affiliate Tower Square Securities, Inc. and with the unaffiliated broker-dealer firms identified in the Statement of Additional Information. The Company and MLIDC may enter into similar arrangements with their other affiliates MetLife Securities, Inc. and/or Metropolitan Life Insurance Company, Walnut Street Securities, Inc., and New England Securities Corporation. See the "Statement of Additional Information -- DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT" for a list of the broker-dealer firms that received such additional compensation during 2006, as well as the range of additional compensation paid.

The Company and MLIDC have entered into selling agreements with certain broker-dealer firms that have an affiliate that acts as investment adviser or sub-adviser to one or more Underlying Funds that may be offered under the Contracts. These investment advisory firms include Fidelity Management & Research Company, Morgan Stanley Investment Advisers Inc., MetLife Investment Funds Management LLC, MetLife Advisers, LLC and Met Investors Advisory LLC. MetLife Investment Funds Management LLC, MetLife Advisers LLC and MetLife Investors Advisory LLC are affiliates of the Company. Registered representatives of broker-dealer firms with an affiliated company acting as an adviser or a sub-adviser may favor these Funds when offering the Contracts.

CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a contract govern that Contract. Where a state has not approved a contract feature or funding option, it will not be available in that state. Any paid-up annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. The effect of this proportional voting is that a small number of Contract Owners may control the outcome of the vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

LEGAL PROCEEDINGS

In the ordinary course of business, the Company, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts.

                       THIS PAGE INTENTIONALLY LEFT BLANK.

                  APPENDIX A -- CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

          METLIFE OF CT SEPARATE ACCOUNT ELEVEN FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the *minimum* Separate Account Charge available under the contract. The second table provides the AUV information for the *maximum* Separate Account Charge available under the contract. The Separate Account Charges that fall in between this range are included in the SAI, which is free of charge. You may request a copy of the SAI by calling the toll-free number found on the first page of this prospectus or by mailing in the coupon attached in Appendix F. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

                         SEPARATE ACCOUNT CHARGES 1.55%



                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


AIM Variable Insurance Funds

  AIM V.I. Utilities Subaccount (8/03).............  2006        1.496            1.848           243,382
                                                     2005        1.300            1.496           274,290
                                                     2004        1.069            1.300            63,769
                                                     2003        1.000            1.069                --

Alger American Fund

  Alger American Balanced Subaccount (Class S)
  (7/03)...........................................  2006        1.164            1.171                --
                                                     2005        1.093            1.164           513,293
                                                     2004        1.065            1.093           477,828
                                                     2003        1.000            1.065            25,808

  Alger American Leveraged AllCap Subaccount (Class
  S) (10/03).......................................  2006        1.342            1.572           251,634
                                                     2005        1.194            1.342           206,341
                                                     2004        1.124            1.194            88,121
                                                     2003        1.000            1.124                --

Credit Suisse Trust

  Credit Suisse Trust Emerging Markets Subaccount
  (10/03)..........................................  2006        2.049            2.673           361,204
                                                     2005        1.626            2.049           387,783
                                                     2004        1.322            1.626            36,384
                                                     2003        1.000            1.322                --

  Credit Suisse Trust Global Small Cap Subaccount
  (11/03)..........................................  2006        1.649            1.838            95,111
                                                     2005        1.442            1.649            49,889
                                                     2004        1.241            1.442             1,513
                                                     2003        1.000            1.241                --

ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Dreyfus Investment Portfolios

  Dreyfus MidCap Stock Subaccount (Service Shares)
  (7/03)...........................................  2006        1.417            1.502           535,398
                                                     2005        1.321            1.417           488,059
                                                     2004        1.174            1.321           278,865
                                                     2003        1.000            1.174                --

Dreyfus Socially Responsible Growth Fund, Inc.

  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (9/03)..........................  2006        1.197            1.285            24,390
                                                     2005        1.177            1.197            14,621
                                                     2004        1.128            1.177                --
                                                     2003        1.000            1.128                --

DWS Investments VIT Funds

  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05)...........................................  2006        1.007            1.142           308,978
                                                     2005        1.000            1.007           320,368

  DWS VIT RREEF Real Estate Securities Subaccount
  (Class B) (7/03).................................  2006        1.646            2.222           502,630
                                                     2005        1.501            1.646           493,472
                                                     2004        1.166            1.501           359,796
                                                     2003        1.000            1.166                --

DWS Variable Series I

  DWSI Bond Subaccount (Class B) (6/05)............  2006        0.997            1.024            37,312
                                                     2005        1.000            0.997               528

  DWSI Capital Growth Subaccount (Class B) (8/03)..  2006        1.265            1.347           564,306
                                                     2005        1.184            1.265           186,742
                                                     2004        1.118            1.184            47,547
                                                     2003        1.000            1.118                --

  DWSI Global Opportunities Subaccount (Class B)
  (10/03)..........................................  2006        1.770            2.124           136,278
                                                     2005        1.523            1.770           134,485
                                                     2004        1.256            1.523            11,665
                                                     2003        1.000            1.256                --

  DWSI Growth & Income Subaccount (Class B)
  (7/03)...........................................  2006        1.272            1.419           392,316
                                                     2005        1.222            1.272           389,128
                                                     2004        1.130            1.222           281,014
                                                     2003        1.000            1.130                --

ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  DWSI Health Care Subaccount (Class B) (7/03).....  2006        1.287            1.341           139,834
                                                     2005        1.210            1.287           124,387
                                                     2004        1.125            1.210            48,256
                                                     2003        1.000            1.125                --

  DWSI International Subaccount (Class B) (7/03)...  2006        1.548            1.912           178,910
                                                     2005        1.359            1.548           155,586
                                                     2004        1.187            1.359            82,608
                                                     2003        1.000            1.187                --

DWS Variable Series II

  DWSII Dreman Financial Services Subaccount (Class
  B) (8/03)........................................  2006        1.218            1.277                --
                                                     2005        1.243            1.218           322,162
                                                     2004        1.132            1.243           150,927
                                                     2003        1.000            1.132                --

  DWSII All Cap Growth Subaccount (Class B)
  (8/03)...........................................  2006        1.441            1.592                --
                                                     2005        1.293            1.441            75,313
                                                     2004        1.178            1.293            17,966
                                                     2003        1.000            1.178                --

  DWSII Balanced Subaccount (Class B) (7/03).......  2006        1.142            1.235           275,718
                                                     2005        1.116            1.142           209,554
                                                     2004        1.066            1.116           114,599
                                                     2003        1.000            1.066                --

  DWSII Blue Chip Subaccount (Class B) (8/03)......  2006        1.423            1.614           448,232
                                                     2005        1.318            1.423           532,623
                                                     2004        1.158            1.318           197,758
                                                     2003        1.000            1.158                --

  DWSII Conservative Allocation Subaccount (Class
  B) (9/04)........................................  2006        1.089            1.167         1,636,228
                                                     2005        1.060            1.089           649,337
                                                     2004        1.010            1.060            38,576

  DWSII Core Fixed Income Subaccount (Class B)
  (7/03)...........................................  2006        1.018            1.042           894,231
                                                     2005        1.015            1.018           856,557
                                                     2004        0.991            1.015           667,179
                                                     2003        1.000            0.991                --

ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  DWSII Davis Venture Value Subaccount (Class B)
  (7/03)...........................................  2006        1.369            1.542           870,238
                                                     2005        1.273            1.369           748,618
                                                     2004        1.161            1.273           333,537
                                                     2003        1.000            1.161                --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (8/03)........................................  2006        1.380            1.606         2,614,053
                                                     2005        1.304            1.380         1,795,088
                                                     2004        1.165            1.304           974,299
                                                     2003        1.000            1.165                --

  DWSII Dreman Small Mid Cap Value Subaccount
  (Class B) (7/03).................................  2006        1.667            2.044           852,725
                                                     2005        1.542            1.667           762,734
                                                     2004        1.247            1.542           292,978
                                                     2003        1.000            1.247                --

  DWSII Foreign Value Subaccount (Class B)
  (11/04)..........................................  2006        1.135            1.365                --
                                                     2005        1.054            1.135            42,782
                                                     2004        1.000            1.054                --

  DWSII Global Thematic Subaccount (Class B)
  (10/03)..........................................  2006        1.606            2.050           181,734
                                                     2005        1.332            1.606           190,891
                                                     2004        1.183            1.332            58,679
                                                     2003        1.000            1.183                --

  DWSII Government & Agency Securities Subaccount
  (Class B) (7/03).................................  2006        1.022            1.044           241,052
                                                     2005        1.015            1.022            95,994
                                                     2004        0.998            1.015           136,757
                                                     2003        1.000            0.998                --

  DWSII Growth Allocation Subaccount (Class B)
  (9/04)...........................................  2006        1.145            1.270         1,740,566
                                                     2005        1.097            1.145         2,076,899
                                                     2004        1.017            1.097         1,056,279

  DWSII High Income Subaccount (Class B) (7/03)....  2006        1.229            1.333           978,461
                                                     2005        1.207            1.229           965,262
                                                     2004        1.094            1.207           247,661
                                                     2003        1.000            1.094                --

  DWSII Income Allocation Subaccount (Class B)
  (9/04)...........................................  2006        1.063            1.084                --
                                                     2005        1.043            1.063           707,558
                                                     2004        1.010            1.043            88,460

ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  DWSII Index 500 Subaccount (Class B) (7/03)......  2006        1.252            1.252                --
                                                     2005        1.229            1.252                --
                                                     2004        1.135            1.229           193,885
                                                     2003        1.000            1.135                --

  DWSII International Select Equity Subaccount
  (Class B) (7/03).................................  2006        1.579            1.944           137,317
                                                     2005        1.407            1.579           105,945
                                                     2004        1.212            1.407            77,487
                                                     2003        1.000            1.212                --

  DWSII Janus Growth & Income Subaccount (Class B)
  (7/03)...........................................  2006        1.350            1.435           135,489
                                                     2005        1.227            1.350           121,689
                                                     2004        1.122            1.227            52,580
                                                     2003        1.000            1.122                --

  DWSII Janus Growth Opportunities Subaccount
  (Class B) (10/03)................................  2006        1.297            1.284                --
                                                     2005        1.229            1.297            63,475
                                                     2004        1.113            1.229            12,619
                                                     2003        1.000            1.113                --

  DWSII Large Cap Core Subaccount (Class B)
  (12/04)..........................................  2006        1.153            1.280                --
                                                     2005        1.037            1.153            52,496

  DWSII Large Cap Value Subaccount (Class B)
  (8/03)...........................................  2006        1.258            1.424           254,298
                                                     2005        1.258            1.258           259,854
                                                     2004        1.165            1.258           220,709
                                                     2003        1.000            1.165                --

  DWSII MFS(R) Strategic Value Subaccount (Class B)
  (8/03)...........................................  2006        1.272            1.311                --
                                                     2005        1.300            1.272           254,176
                                                     2004        1.124            1.300           247,053
                                                     2003        1.000            1.124                --

  DWSII Mid Cap Growth Subaccount (Class B)
  (12/03)..........................................  2006        1.344            1.463           160,709
                                                     2005        1.191            1.344            89,991
                                                     2004        1.167            1.191            57,968
                                                     2003        1.000            1.167                --

  DWSII Moderate Allocation Subaccount (Class B)
  (9/04)...........................................  2006        1.115            1.218         1,265,967
                                                     2005        1.078            1.115         1,246,515
                                                     2004        1.013            1.078            90,848

ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  DWSII Money Market Subaccount (Class B) (8/03)...  2006        0.991            1.017         2,134,827
                                                     2005        0.982            0.991         1,242,225
                                                     2004        0.992            0.982           871,384
                                                     2003        1.000            0.992            52,385

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03)...........................................  2006        1.117            1.143                --
                                                     2005        1.188            1.117           262,507
                                                     2004        1.196            1.188            81,031
                                                     2003        1.000            1.196                --

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03)...........................................  2006        1.298            1.340           174,539
                                                     2005        1.235            1.298           157,213
                                                     2004        1.135            1.235            52,869
                                                     2003        1.000            1.135                --

  DWSII Strategic Income Subaccount (Class B)
  (7/03)...........................................  2006        1.056            1.131           207,000
                                                     2005        1.052            1.056           814,089
                                                     2004        0.987            1.052           159,072
                                                     2003        1.000            0.987                --

  DWSII Technology Subaccount (Class B) (7/03).....  2006        1.238            1.224            50,638
                                                     2005        1.217            1.238            92,981
                                                     2004        1.218            1.217               998
                                                     2003        1.000            1.218                --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03)...........................................  2006        1.450            1.517           129,854
                                                     2005        1.324            1.450           114,103
                                                     2004        1.215            1.324            78,405
                                                     2003        1.000            1.215                --

Metropolitan Series Fund, Inc.

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/06)...........................................  2006        1.003            1.072           604,644

ACCUMULATION UNIT VALUES (IN DOLLARS)

                         SEPARATE ACCOUNT CHARGES 2.75%



                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


AIM Variable Insurance Funds

  AIM V.I. Utilities Subaccount (8/03).............  2006        1.107            1.351             --
                                                     2005        1.000            1.107             --

Alger American Fund

  Alger American Balanced Subaccount (Class S)
  (7/03)...........................................  2006        1.069            1.071             --
                                                     2005        1.000            1.069             --

  Alger American Leveraged AllCap Subaccount (Class
  S) (10/03).......................................  2006        1.136            1.314             --
                                                     2005        1.000            1.136             --

Credit Suisse Trust

  Credit Suisse Trust Emerging Markets Subaccount
  (10/03)..........................................  2006        1.213            1.564             --
                                                     2005        1.000            1.213             --

  Credit Suisse Trust Global Small Cap Subaccount
  (11/03)..........................................  2006        1.118            1.231             --
                                                     2005        1.000            1.118             --

Dreyfus Investment Portfolios

  Dreyfus MidCap Stock Subaccount (Service Shares)
  (7/03)...........................................  2006        1.067            1.118             --
                                                     2005        1.000            1.067             --

Dreyfus Socially Responsible Growth Fund, Inc.

  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (9/03)..........................  2006        1.020            1.082             --
                                                     2005        1.000            1.020             --

DWS Investments VIT Funds

  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05)...........................................  2006        1.004            1.125             --
                                                     2005        1.000            1.004             --

  DWS VIT RREEF Real Estate Securities Subaccount
  (Class B) (7/03).................................  2006        1.130            1.507             --
                                                     2005        1.000            1.130             --

DWS Variable Series I

  DWSI Bond Subaccount (Class B) (6/05)............  2006        0.991            1.006             --
                                                     2005        1.000            0.991             --

ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  DWSI Capital Growth Subaccount (Class B) (8/03)..  2006        1.063            1.119             --
                                                     2005        1.000            1.063             --

  DWSI Global Opportunities Subaccount (Class B)
  (10/03)..........................................  2006        1.129            1.339             --
                                                     2005        1.000            1.129             --

  DWSI Growth & Income Subaccount (Class B)
  (7/03)...........................................  2006        1.032            1.138             --
                                                     2005        1.000            1.032             --

  DWSI Health Care Subaccount (Class B) (7/03).....  2006        1.075            1.106             --
                                                     2005        1.000            1.075             --

  DWSI International Subaccount (Class B) (7/03)...  2006        1.128            1.377             --
                                                     2005        1.000            1.128             --

DWS Variable Series II

  DWSII Dreman Financial Services Subaccount (Class
  B) (8/03)........................................  2006        0.984            1.023             --
                                                     2005        1.000            0.984             --

  DWSII All Cap Growth Subaccount (Class B)
  (8/03)...........................................  2006        1.110            1.213             --
                                                     2005        1.000            1.110             --

  DWSII Balanced Subaccount (Class B) (7/03).......  2006        1.010            1.079             --
                                                     2005        1.000            1.010             --

  DWSII Blue Chip Subaccount (Class B) (8/03)......  2006        1.070            1.199             --
                                                     2005        1.000            1.070             --

  DWSII Conservative Allocation Subaccount (Class
  B) (9/04)........................................  2006        1.013            1.073             --
                                                     2005        1.000            1.013             --

  DWSII Core Fixed Income Subaccount (Class B)
  (7/03)...........................................  2006        0.982            0.993             --
                                                     2005        1.000            0.982             --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03)...........................................  2006        1.052            1.170             --
                                                     2005        1.000            1.052             --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (8/03)........................................  2006        1.034            1.189             --
                                                     2005        1.000            1.034             --

  DWSII Dreman Small Mid Cap Value Subaccount
  (Class B) (7/03).................................  2006        1.073            1.300             --
                                                     2005        1.000            1.073             --

ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  DWSII Foreign Value Subaccount (Class B)
  (11/04)..........................................  2006        1.058            1.258             --
                                                     2005        1.000            1.058             --

  DWSII Global Thematic Subaccount (Class B)
  (10/03)..........................................  2006        1.179            1.487             --
                                                     2005        1.000            1.179             --

  DWSII Government & Agency Securities Subaccount
  (Class B) (7/03).................................  2006        0.991            1.000             --
                                                     2005        1.000            0.991             --

  DWSII Growth Allocation Subaccount (Class B)
  (9/04)...........................................  2006        1.034            1.133             --
                                                     2005        1.000            1.034             --

  DWSII High Income Subaccount (Class B) (7/03)....  2006        0.995            1.066             --
                                                     2005        1.000            0.995             --

  DWSII Income Allocation Subaccount (Class B)
  (9/04)...........................................  2006        1.003            1.014             --
                                                     2005        1.000            1.003             --

  DWSII Index 500 Subaccount (Class B) (7/03)......  2006        1.017            1.017             --
                                                     2005        1.000            1.017             --

  DWSII International Select Equity Subaccount
  (Class B) (7/03).................................  2006        1.117            1.359             --
                                                     2005        1.000            1.117             --

  DWSII Janus Growth & Income Subaccount (Class B)
  (7/03)...........................................  2006        1.093            1.148             --
                                                     2005        1.000            1.093             --

  DWSII Janus Growth Opportunities Subaccount
  (Class B) (10/03)................................  2006        1.065            1.043             --
                                                     2005        1.000            1.065             --

  DWSII Large Cap Core Subaccount (Class B)
  (12/04)..........................................  2006        1.092            1.199             --
                                                     2005        1.000            1.092             --

  DWSII Large Cap Value Subaccount (Class B)
  (8/03)...........................................  2006        0.983            1.099             --
                                                     2005        1.000            0.983             --

  DWSII MFS(R) Strategic Value Subaccount (Class B)
  (8/03)...........................................  2006        0.993            1.014             --
                                                     2005        1.000            0.993             --

  DWSII Mid Cap Growth Subaccount (Class B)
  (12/03)..........................................  2006        1.107            1.190             --
                                                     2005        1.000            1.107             --

  DWSII Moderate Allocation Subaccount (Class B)
  (9/04)...........................................  2006        1.023            1.104             --
                                                     2005        1.000            1.023             --

ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  DWSII Money Market Subaccount (Class B) (8/03)...  2006        0.998            1.012             --
                                                     2005        1.000            0.998             --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03)...........................................  2006        0.978            0.989             --
                                                     2005        1.000            0.978             --

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03)...........................................  2006        1.035            1.056             --
                                                     2005        1.000            1.035             --

  DWSII Strategic Income Subaccount (Class B)
  (7/03)...........................................  2006        0.984            1.041             --
                                                     2005        1.000            0.984             --

  DWSII Technology Subaccount (Class B) (7/03).....  2006        1.048            1.024             --
                                                     2005        1.000            1.048             --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03)...........................................  2006        1.086            1.122             --
                                                     2005        1.000            1.086             --

Metropolitan Series Fund, Inc.

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/06)...........................................  2006        1.003            1.063             --



                                      NOTES

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2006.

Number of Units Outstanding at End of Year may include units for Contract Owners in payout phase, where appropriate.

If an accumulation unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2006, are displayed below. Please see Appendix C for more information on Variable Funding Option name changes, mergers and substitutions.

Effective on or about 04/29/2005, Scudder Variable Series I-21st Century Growth Portfolio merged into Scudder Variable Series II-Scudder Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-Scudder Growth Portfolio merged into Scudder Variable Series I-Capital Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-SVS Eagle Focused Large Cap Growth Portfolio merged into Scudder Variable Series I-Capital Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-SVS Focused Vale and Growth Portfolio merged into Scudder Variable Series I-Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 09/19/2005, Scudder Variable Series II-SVS Index 500 Portfolio merged into Scudder Investments VIT Funds-Scudder VIT Equity Index 500 Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, The Alger American Fund-Alger American Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS Dreman Financial Services VIP merged into DWS Variable Series II-DWS Dreman High Return Equity VIP and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS Income Allocation VIP merged into DWS Variable Series II-DWS Conservative Allocation VIP and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS MFS(R) Strategic Value VIP merged into DWS Variable Series II-DWS Dreman High Return Equity VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Janus Growth Opportunities VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Legg Mason Aggressive Growth VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Mercury Large Cap Core VIP merged into DWS Variable Series I-DWS Growth & Income VIP and is no longer available as a funding option.

                  APPENDIX B -- CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

          METLIFE OF CT SEPARATE ACCOUNT TWELVE FOR VARIABLE ANNUITIES
                      ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value ("AUV") information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information ("SAI"). The first table provides the AUV information for the *minimum* Separate Account Charge available under the Contract. The second table provides the AUV information for the *maximum* Separate Account Charge available under the Contract. The Separate Account Charges that fall in between this range are included in the SAI, which is free of charge. You may request a copy of the SAI by calling the toll-free number found on the first page of this prospectus or by mailing in the coupon attached in Appendix E. Please refer to the Fee Table section of this prospectus for more information on Separate Account Charges.

                         SEPARATE ACCOUNT CHARGES 1.55%



                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


AIM Variable Insurance Funds

  AIM V.I. Utilities Subaccount (7/03).............  2006        1.496            1.848           107,305
                                                     2005        1.300            1.496           114,854
                                                     2004        1.069            1.300           106,166
                                                     2003        1.000            1.069                --

Alger American Fund

  Alger American Balanced Subaccount (Class S)
  (6/03)...........................................  2006        1.164            1.171                --
                                                     2005        1.093            1.164           596,647
                                                     2004        1.065            1.093           573,613
                                                     2003        1.000            1.065            12,814

  Alger American Leveraged AllCap Subaccount (Class
  S) (7/03)........................................  2006        1.342            1.572           154,153
                                                     2005        1.194            1.342           131,200
                                                     2004        1.124            1.194            72,338
                                                     2003        1.000            1.124                --

Credit Suisse Trust

  Credit Suisse Trust Emerging Markets Subaccount
  (7/03)...........................................  2006        2.049            2.673           168,793
                                                     2005        1.626            2.049           145,359
                                                     2004        1.322            1.626            79,763
                                                     2003        1.000            1.322               399

  Credit Suisse Trust Global Small Cap Subaccount
  (6/03)...........................................  2006        1.649            1.838            56,711
                                                     2005        1.442            1.649            35,148
                                                     2004        1.241            1.442            26,986
                                                     2003        1.000            1.241                --

Dreyfus Investment Portfolios

  Dreyfus MidCap Stock Subaccount (Service Shares)
  (6/03)...........................................  2006        1.417            1.502           517,725
                                                     2005        1.321            1.417           570,832
                                                     2004        1.174            1.321           319,096
                                                     2003        1.000            1.174            18,321

ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


Dreyfus Socially Responsible Growth Fund, Inc.

  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (9/03)..........................  2006        1.197            1.285            25,680
                                                     2005        1.177            1.197            26,086
                                                     2004        1.128            1.177            25,027
                                                     2003        1.000            1.128                --

DWS Investments VIT Funds

  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05)...........................................  2006        1.007            1.142           530,891
                                                     2005        1.000            1.007           605,912

  DWS VIT RREEF Real Estate Securities Subaccount
  (Class B) (6/03).................................  2006        1.646            2.222           592,648
                                                     2005        1.501            1.646           600,790
                                                     2004        1.166            1.501           416,570
                                                     2003        1.000            1.166            31,908

DWS Variable Series I

  DWSI Bond Subaccount (Class B) (6/05)............  2006        0.997            1.024            17,780
                                                     2005        1.000            0.997             5,416

  DWSI Capital Growth Subaccount (Class B) (7/03)..  2006        1.265            1.347         1,047,096
                                                     2005        1.184            1.265           846,296
                                                     2004        1.118            1.184           285,640
                                                     2003        1.000            1.118            99,871

  DWSI Global Opportunities Subaccount (Class B)
  (7/03)...........................................  2006        1.770            2.124           186,229
                                                     2005        1.523            1.770           188,534
                                                     2004        1.256            1.523           132,423
                                                     2003        1.000            1.256                --

  DWSI Growth & Income Subaccount (Class B)
  (6/03)...........................................  2006        1.272            1.419           273,198
                                                     2005        1.222            1.272           265,300
                                                     2004        1.130            1.222           172,071
                                                     2003        1.000            1.130            11,807

  DWSI Health Care Subaccount (Class B) (6/03).....  2006        1.287            1.341           178,592
                                                     2005        1.210            1.287           202,785
                                                     2004        1.125            1.210            64,549
                                                     2003        1.000            1.125             7,708

  DWSI International Subaccount (Class B) (7/03)...  2006        1.548            1.912           491,232
                                                     2005        1.359            1.548           409,589
                                                     2004        1.187            1.359           344,755
                                                     2003        1.000            1.187             7,337

ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


DWS Variable Series II

  DWSII Dreman Financial Services Subaccount (Class
  B) (7/03)........................................  2006        1.218            1.277                --
                                                     2005        1.243            1.218           124,954
                                                     2004        1.132            1.243            62,791
                                                     2003        1.000            1.132                --

  DWSII All Cap Growth Subaccount (Class B)
  (8/03)...........................................  2006        1.441            1.592                --
                                                     2005        1.293            1.441           111,531
                                                     2004        1.178            1.293            82,508
                                                     2003        1.000            1.178             3,340

  DWSII Balanced Subaccount (Class B) (7/03).......  2006        1.142            1.235           318,382
                                                     2005        1.116            1.142           241,982
                                                     2004        1.066            1.116           223,826
                                                     2003        1.000            1.066            54,839

  DWSII Blue Chip Subaccount (Class B) (6/03)......  2006        1.423            1.614           507,625
                                                     2005        1.318            1.423         1,252,480
                                                     2004        1.158            1.318           283,119
                                                     2003        1.000            1.158            32,460

  DWSII Conservative Allocation Subaccount (Class
  B) (8/04)........................................  2006        1.089            1.167         1,645,898
                                                     2005        1.060            1.089         1,865,987
                                                     2004        1.003            1.060           774,322

  DWSII Core Fixed Income Subaccount (Class B)
  (6/03)...........................................  2006        1.018            1.042           795,763
                                                     2005        1.015            1.018         1,034,366
                                                     2004        0.991            1.015         1,013,767
                                                     2003        1.000            0.991            42,825

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03)...........................................  2006        1.369            1.542         1,705,315
                                                     2005        1.273            1.369         1,703,868
                                                     2004        1.161            1.273         1,343,436
                                                     2003        1.000            1.161           163,942

  DWSII Dreman High Return Equity Subaccount (Class
  B) (6/03)........................................  2006        1.380            1.606         1,070,690
                                                     2005        1.304            1.380           769,888
                                                     2004        1.165            1.304           742,960
                                                     2003        1.000            1.165            75,935

  DWSII Dreman Small Mid Cap Value Subaccount
  (Class B) (7/03).................................  2006        1.667            2.044           603,491
                                                     2005        1.542            1.667           684,692
                                                     2004        1.247            1.542           514,988
                                                     2003        1.000            1.247           164,572

ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  DWSII Foreign Value Subaccount (Class B) (1/05)..  2006        1.135            1.365                --
                                                     2005        1.054            1.135            61,768

  DWSII Global Thematic Subaccount (Class B)
  (8/03)...........................................  2006        1.606            2.050           169,748
                                                     2005        1.332            1.606           152,838
                                                     2004        1.183            1.332            65,508
                                                     2003        1.000            1.183             2,944

  DWSII Government & Agency Securities Subaccount
  (Class B) (6/03).................................  2006        1.022            1.044           366,273
                                                     2005        1.015            1.022           488,180
                                                     2004        0.998            1.015           651,596
                                                     2003        1.000            0.998            34,617

  DWSII Growth Allocation Subaccount (Class B)
  (9/04)...........................................  2006        1.145            1.270           745,236
                                                     2005        1.097            1.145           770,312
                                                     2004        1.016            1.097           175,261

  DWSII High Income Subaccount (Class B) (6/03)....  2006        1.229            1.333         1,075,483
                                                     2005        1.207            1.229         1,202,835
                                                     2004        1.094            1.207           556,117
                                                     2003        1.000            1.094            75,380

  DWSII Income Allocation Subaccount (Class B)
  (8/04)...........................................  2006        1.063            1.084                --
                                                     2005        1.043            1.063           127,317
                                                     2004        1.005            1.043                --

  DWSII Index 500 Subaccount (Class B) (7/03)......  2006        1.252            1.252                --
                                                     2005        1.229            1.252                --
                                                     2004        1.135            1.229           989,320
                                                     2003        1.000            1.135            26,170

  DWSII International Select Equity Subaccount
  (Class B) (7/03).................................  2006        1.579            1.944           342,076
                                                     2005        1.407            1.579           314,647
                                                     2004        1.212            1.407           204,220
                                                     2003        1.000            1.212            12,608

  DWSII Janus Growth & Income Subaccount (Class B)
  (8/03)...........................................  2006        1.350            1.435           235,619
                                                     2005        1.227            1.350           207,802
                                                     2004        1.122            1.227           167,914
                                                     2003        1.000            1.122            16,750

  DWSII Janus Growth Opportunities Subaccount
  (Class B) (7/03).................................  2006        1.297            1.284                --
                                                     2005        1.229            1.297            86,389
                                                     2004        1.113            1.229            69,603
                                                     2003        1.000            1.113            11,797

ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  DWSII Large Cap Core Subaccount (Class B)
  (2/05)...........................................  2006        1.153            1.280                --
                                                     2005        1.037            1.153             1,141

  DWSII Large Cap Value Subaccount (Class B)
  (7/03)...........................................  2006        1.258            1.424           540,531
                                                     2005        1.258            1.258           600,041
                                                     2004        1.165            1.258           468,294
                                                     2003        1.000            1.165           130,307

  DWSII MFS(R) Strategic Value Subaccount (Class B)
  (8/03)...........................................  2006        1.272            1.311                --
                                                     2005        1.300            1.272           257,761
                                                     2004        1.124            1.300           238,008
                                                     2003        1.000            1.124             9,054

  DWSII Mid Cap Growth Subaccount (Class B)
  (8/03)...........................................  2006        1.344            1.463            87,444
                                                     2005        1.191            1.344            84,918
                                                     2004        1.167            1.191            31,440
                                                     2003        1.000            1.167                --

  DWSII Moderate Allocation Subaccount (Class B)
  (8/04)...........................................  2006        1.115            1.218         1,289,076
                                                     2005        1.078            1.115         1,231,906
                                                     2004        1.000            1.078           431,287

  DWSII Money Market Subaccount (Class B) (7/03)...  2006        0.991            1.017         3,973,628
                                                     2005        0.982            0.991           885,642
                                                     2004        0.992            0.982         2,463,485
                                                     2003        1.000            0.992            58,943

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03)...........................................  2006        1.117            1.143                --
                                                     2005        1.188            1.117           121,505
                                                     2004        1.196            1.188           100,850
                                                     2003        1.000            1.196             3,270

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03)...........................................  2006        1.298            1.340           586,315
                                                     2005        1.235            1.298           627,344
                                                     2004        1.135            1.235           245,471
                                                     2003        1.000            1.135           128,991

  DWSII Strategic Income Subaccount (Class B)
  (6/03)...........................................  2006        1.056            1.131           289,298
                                                     2005        1.052            1.056         1,408,471
                                                     2004        0.987            1.052           346,899
                                                     2003        1.000            0.987            12,077

  DWSII Technology Subaccount (Class B) (7/03).....  2006        1.238            1.224           198,670
                                                     2005        1.217            1.238           234,767
                                                     2004        1.218            1.217           103,092
                                                     2003        1.000            1.218                --

ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03)...........................................  2006        1.450            1.517           141,200
                                                     2005        1.324            1.450           164,959
                                                     2004        1.215            1.324           139,906
                                                     2003        1.000            1.215            69,432

Metropolitan Series Fund, Inc.

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/06)...........................................  2006        1.003            1.072           623,148

                         SEPARATE ACCOUNT CHARGES 2.75%



                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


AIM Variable Insurance Funds

  AIM V.I. Utilities Subaccount (7/03).............  2006        1.107            1.351             --
                                                     2005        1.000            1.107             --

Alger American Fund

  Alger American Balanced Subaccount (Class S)
  (6/03)...........................................  2006        1.069            1.071             --
                                                     2005        1.000            1.069             --

  Alger American Leveraged AllCap Subaccount (Class
  S) (7/03)........................................  2006        1.136            1.314             --
                                                     2005        1.000            1.136             --

Credit Suisse Trust

  Credit Suisse Trust Emerging Markets Subaccount
  (7/03)...........................................  2006        1.213            1.564             --
                                                     2005        1.000            1.213             --

  Credit Suisse Trust Global Small Cap Subaccount
  (6/03)...........................................  2006        1.118            1.231             --
                                                     2005        1.000            1.118             --

Dreyfus Investment Portfolios

  Dreyfus MidCap Stock Subaccount (Service Shares)
  (6/03)...........................................  2006        1.067            1.118             --
                                                     2005        1.000            1.067             --

Dreyfus Socially Responsible Growth Fund, Inc.

  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (9/03)..........................  2006        1.020            1.082             --
                                                     2005        1.000            1.020             --

DWS Investments VIT Funds

  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05)...........................................  2006        1.004            1.125             --
                                                     2005        1.000            1.004             --

  DWS VIT RREEF Real Estate Securities Subaccount
  (Class B) (6/03).................................  2006        1.130            1.507             --
                                                     2005        1.000            1.130             --

DWS Variable Series I

  DWSI Bond Subaccount (Class B) (6/05)............  2006        0.991            1.006             --
                                                     2005        1.000            0.991             --

  DWSI Capital Growth Subaccount (Class B) (7/03)..  2006        1.063            1.119             --
                                                     2005        1.000            1.063             --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03)...........................................  2006        1.129            1.339             --
                                                     2005        1.000            1.129             --

ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  DWSI Growth & Income Subaccount (Class B)
  (6/03)...........................................  2006        1.032            1.138             --
                                                     2005        1.000            1.032             --

  DWSI Health Care Subaccount (Class B) (6/03).....  2006        1.075            1.106             --
                                                     2005        1.000            1.075             --

  DWSI International Subaccount (Class B) (7/03)...  2006        1.128            1.377             --
                                                     2005        1.000            1.128             --

DWS Variable Series II

  DWSII Dreman Financial Services Subaccount (Class
  B) (7/03)........................................  2006        0.984            1.023             --
                                                     2005        1.000            0.984             --

  DWSII All Cap Growth Subaccount (Class B)
  (8/03)...........................................  2006        1.110            1.213             --
                                                     2005        1.000            1.110             --

  DWSII Balanced Subaccount (Class B) (7/03).......  2006        1.010            1.079             --
                                                     2005        1.000            1.010             --

  DWSII Blue Chip Subaccount (Class B) (6/03)......  2006        1.070            1.199             --
                                                     2005        1.000            1.070             --

  DWSII Conservative Allocation Subaccount (Class
  B) (8/04)........................................  2006        1.013            1.073             --
                                                     2005        1.000            1.013             --

  DWSII Core Fixed Income Subaccount (Class B)
  (6/03)...........................................  2006        0.982            0.993             --
                                                     2005        1.000            0.982             --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03)...........................................  2006        1.052            1.170             --
                                                     2005        1.000            1.052             --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (6/03)........................................  2006        1.034            1.189             --
                                                     2005        1.000            1.034             --

  DWSII Dreman Small Mid Cap Value Subaccount
  (Class B) (7/03).................................  2006        1.073            1.300             --
                                                     2005        1.000            1.073             --

  DWSII Foreign Value Subaccount (Class B) (1/05)..  2006        1.058            1.258             --
                                                     2005        1.000            1.058             --

  DWSII Global Thematic Subaccount (Class B)
  (8/03)...........................................  2006        1.179            1.487             --
                                                     2005        1.000            1.179             --

  DWSII Government & Agency Securities Subaccount
  (Class B) (6/03).................................  2006        0.991            1.000             --
                                                     2005        1.000            0.991             --

ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  DWSII Growth Allocation Subaccount (Class B)
  (9/04)...........................................  2006        1.034            1.133             --
                                                     2005        1.000            1.034             --

  DWSII High Income Subaccount (Class B) (6/03)....  2006        0.995            1.066             --
                                                     2005        1.000            0.995             --

  DWSII Income Allocation Subaccount (Class B)
  (8/04)...........................................  2006        1.003            1.014             --
                                                     2005        1.000            1.003             --

  DWSII Index 500 Subaccount (Class B) (7/03)......  2006        1.017            1.017             --
                                                     2005        1.000            1.017             --

  DWSII International Select Equity Subaccount
  (Class B) (7/03).................................  2006        1.117            1.359             --
                                                     2005        1.000            1.117             --

  DWSII Janus Growth & Income Subaccount (Class B)
  (8/03)...........................................  2006        1.093            1.148             --
                                                     2005        1.000            1.093             --

  DWSII Janus Growth Opportunities Subaccount
  (Class B) (7/03).................................  2006        1.065            1.043             --
                                                     2005        1.000            1.065             --

  DWSII Large Cap Core Subaccount (Class B)
  (2/05)...........................................  2006        1.092            1.199             --
                                                     2005        1.000            1.092             --

  DWSII Large Cap Value Subaccount (Class B)
  (7/03)...........................................  2006        0.983            1.099             --
                                                     2005        1.000            0.983             --

  DWSII MFS(R) Strategic Value Subaccount (Class B)
  (8/03)...........................................  2006        0.993            1.014             --
                                                     2005        1.000            0.993             --

  DWSII Mid Cap Growth Subaccount (Class B)
  (8/03)...........................................  2006        1.107            1.190             --
                                                     2005        1.000            1.107             --

  DWSII Moderate Allocation Subaccount (Class B)
  (8/04)...........................................  2006        1.023            1.104             --
                                                     2005        1.000            1.023             --

  DWSII Money Market Subaccount (Class B) (7/03)...  2006        0.998            1.012             --
                                                     2005        1.000            0.998             --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03)...........................................  2006        0.978            0.989             --
                                                     2005        1.000            0.978             --

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03)...........................................  2006        1.035            1.056             --
                                                     2005        1.000            1.035             --

  DWSII Strategic Income Subaccount (Class B)
  (6/03)...........................................  2006        0.984            1.041             --
                                                     2005        1.000            0.984             --

ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                                                             NUMBER OF UNITS
                                                             UNIT VALUE AT    UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                       YEAR  BEGINNING OF YEAR   END OF YEAR     END OF YEAR
--------------                                       ----  -----------------  -------------  ---------------


  DWSII Technology Subaccount (Class B) (7/03).....  2006        1.048            1.024             --
                                                     2005        1.000            1.048             --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03)...........................................  2006        1.086            1.122             --
                                                     2005        1.000            1.086             --
Metropolitan Series Fund, Inc.

  MSF MFS(R) Total Return Subaccount (Class B)
  (4/06)...........................................  2006        1.003            1.063             --


                       THIS PAGE INTENTIONALLY LEFT BLANK.

                                      NOTES

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2006.

Number of Units Outstanding at End of Year may include units for Contract Owners in payout phase, where appropriate.

If an accumulation unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2006, are displayed below. Please see Appendix C for more information on Variable Funding Option name changes, mergers and substitutions.

Effective on or about 04/29/2005, Scudder Variable Series I-21st Century Growth Portfolio merged into Scudder Variable Series II-Scudder Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-Scudder Growth Portfolio merged into Scudder Variable Series I-Capital Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-SVS Eagle Focused Large Cap Growth Portfolio merged into Scudder Variable Series I-Capital Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-SVS Focused Vale and Growth Portfolio merged into Scudder Variable Series I-Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 09/19/2005, Scudder Variable Series II-SVS Index 500 Portfolio merged into Scudder Investments VIT Funds-Scudder VIT Equity Index 500 Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, The Alger American Fund-Alger American Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MFS(R) Total Return Portfolio and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS Dreman Financial Services VIP merged into DWS Variable Series II-DWS Dreman High Return Equity VIP and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS Income Allocation VIP merged into DWS Variable Series II-DWS Conservative Allocation VIP and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS MFS(R) Strategic Value VIP merged into DWS Variable Series II-DWS Dreman High Return Equity VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Janus Growth Opportunities VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Legg Mason Aggressive Growth VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Mercury Large Cap Core VIP merged into DWS Variable Series I-DWS Growth & Income VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Oak Strategic Equity VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Templeton Foreign Value VIP merged into DWS Variable Series I-DWS International VIP and is no longer available as a funding option.

                                   APPENDIX C

--------------------------------------------------------------------------------

ADDITIONAL INFORMATION REGARDING UNDERLYING FUNDS

Certain Underlying Funds were subject to a merger, substitution or other change. The chart below indicates the former name and new name of each of these Underlying Funds, and, where applicable, the former name and new name of the trust of which the Underlying Fund is part.

UNDERLYING FUND MERGERS/REORGANIZATIONS
The former Underlying Funds were merged with and into the new Underlying Funds and/or were reorganized into a new Trust.


         FORMER UNDERLYING FUND/TRUST                    NEW UNDERLYING FUND/TRUST
---------------------------------------------  ---------------------------------------------


DWS VARIABLE SERIES II -- CLASS B              DWS VARIABLE SERIES II -- CLASS B
  DWS Income Allocation VIP                    DWS Conservative Allocation VIP
  DWS Dreman Financial Services VIP            DWS Dreman High Return Equity VIP
  DWS MFS(R) Strategic Value VIP               DWS Dreman High Return Equity VIP
DWS VARIABLE SERIES II -- CLASS B              DWS VARIABLE SERIES I -- CLASS B
  DWS Janus Growth Opportunities VIP           DWS Capital Growth VIP
  DWS Legg Mason Aggressive Growth VIP         DWS Capital Growth VIP
  DWS Mercury Large Cap Core VIP               DWS Growth & Income VIP
  DWS Oak Strategic Equity VIP                 DWS Capital Growth VIP
  DWS Templeton Foreign Value VIP              DWS International VIP


UNDERLYING FUND SUBSTITUTIONS
The following new Underlying Funds were substituted for the former Underlying Funds.


            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------


CREDIT SUISSE TRUST                            MET INVESTORS SERIES TRUST
  Credit Suisse Trust Emerging Markets         MFS(R) Emerging Markets Equity
     Portfolio                                      Portfolio -- Class A


NOTE: IN ADDITION TO THE SUBSTITUTION INDICATED IN THE TABLE ABOVE, WE INTEND TO SUBSTITUTE PORTFOLIOS OF MET INVESTORS SERIES TRUST AND METROPOLITAN SERIES FUND, INC. FOR CERTAIN PORTFOLIOS OF DWS INVESTMENTS VIT FUNDS, DWS VARIABLE SERIES I AND DWS VARIABLE SERIES II (SEE TABLE BELOW) ONCE WE RECEIVE NECESSARY REGULATORY APPROVALS AND CONSENT FROM DWS INVESTMENTS.

We have filed an application with the Securities and Exchange Commission ("SEC") requesting an order to allow us to remove certain variable funding options ("Existing Funds") and substitute new options ("Replacement Funds") as shown below. Each Replacement Fund is a Portfolio of Met Investors Series Trust or Metropolitan Series Fund, Inc. Each Replacement Fund will be added as a funding option on or before the date of the substitution. Also, to the extent required by law, approval of the proposed substitutions is being obtained from the state insurance regulators in certain jurisdictions.

We believe that the proposed substitutions are in the best interest of Contract Owners. Each Replacement Fund will have at least similar investment objectives and policies as the corresponding Existing Fund. We will bear all expenses related to the substitutions, and they will have no tax consequences for you. We anticipate that, upon receipt of the necessary approvals, the proposed substitutions will occur in 2008.

UNDERLYING FUND SUBSTITUTIONS
The following new Underlying Funds will be substituted for the former Underlying Funds.


            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------


DWS INVESTMENTS VIT FUNDS                      METROPOLITAN SERIES FUND, INC.
  DWS Equity 500 Index VIP -- Class B2         MetLife Stock Index Portfolio -- Class B
DWS INVESTMENTS VIT FUNDS                      MET INVESTORS SERIES TRUST
  DWS RREEF Real Estate Securities             Neuberger Berman Real Estate
     VIP -- Class B                                 Portfolio -- Class B
DWS VARIABLE SERIES I                          METROPOLITAN SERIES FUND, INC.
  DWS Bond VIP -- Class B                      BlackRock Bond Income Portfolio -- Class B
DWS VARIABLE SERIES I                          MET INVESTORS SERIES TRUST
  DWS Growth & Income VIP -- Class B           Lord Abbett Growth and Income
                                                    Portfolio -- Class B

            FORMER UNDERLYING FUND                          NEW UNDERLYING FUND
---------------------------------------------  ---------------------------------------------

DWS VARIABLE SERIES I                          MET INVESTORS SERIES TRUST
  DWS International VIP -- Class B             MFS Research International Portfolio -- Class
                                                    B
DWS VARIABLE SERIES II                         METROPOLITAN SERIES FUND, INC.
  DWS Money Market VIP -- Class B              BlackRock Money Market Portfolio -- Class B
DWS VARIABLE SERIES II                         METROPOLITAN SERIES FUND, INC.
  DWS Balanced VIP -- Class B                  BlackRock Diversified Portfolio -- Class B
DWS VARIABLE SERIES II                         METROPOLITAN SERIES FUND, INC.
  DWS Blue Chip VIP -- Class B                 FI Value Leaders Portfolio -- Class B
DWS VARIABLE SERIES II                         METROPOLITAN SERIES FUND, INC.
  DWS Core Fixed Income VIP -- Class B         BlackRock Bond Income Portfolio -- Class B
DWS VARIABLE SERIES II                         METROPOLITAN SERIES FUND, INC.
  DWS Davis Venture Value VIP -- Class B       Davis Venture Value Portfolio -- Class B
DWS VARIABLE SERIES II                         METROPOLITAN SERIES FUND, INC.
  DWS Dreman High Return Equity VIP -- Class   BlackRock Large Cap Value Portfolio -- Class
     B                                              B
DWS VARIABLE SERIES II                         MET INVESTORS SERIES TRUST
  DWS High Income VIP -- Class B               BlackRock High Yield Portfolio -- Class B
DWS VARIABLE SERIES II                         MET INVESTORS SERIES TRUST
  DWS International Select Equity              MFS Research International Portfolio -- Class
     VIP -- Class B                                 B
DWS VARIABLE SERIES II                         METROPOLITAN SERIES FUND, INC.
  DWS Janus Growth & Income VIP -- Class B     T. Rowe Price Large Cap Growth
                                                    Portfolio -- Class B
DWS VARIABLE SERIES II                         MET INVESTORS SERIES TRUST
  DWS Large Cap Value VIP -- Class B           MFS Value Portfolio -- Class E
DWS VARIABLE SERIES II                         MET INVESTORS SERIES TRUST
  DWS Mid Cap Growth VIP -- Class B            T. Rowe Price Mid-Cap Growth
                                                    Portfolio -- Class B
DWS VARIABLE SERIES II                         METROPOLITAN SERIES FUND, INC.
  DWS Small Cap Growth VIP -- Class B          T. Rowe Price Small Cap Growth
                                                    Portfolio -- Class B
DWS VARIABLE SERIES II                         MET INVESTORS SERIES TRUST
  DWS Strategic Income VIP -- Class B          Pioneer Strategic Income Portfolio -- Class E
DWS VARIABLE SERIES II                         MET INVESTORS SERIES TRUST
  DWS Turner Mid Cap Growth VIP -- Class B     Turner Mid-Cap Growth Portfolio -- Class B


Please note that:

     - No action is required on your part at this time. You will not need to file a new election or take any immediate action if the SEC approves the substitutions.

     - The elections you have on file for allocating your Contract Value and Purchase Payments will be redirected to the Replacement Funds unless you change your elections and transfer your Contract Value before the substitutions take place.

     - You may transfer amounts in your Contract among the Variable Funding Options and the fixed option as usual. The substitutions will not be treated as transfers for purposes of the transfer provisions of your Contract, subject to the Company's restrictions on transfers to prevent or limit "market timing" and excessive trading activities by Contract Owners or agents of Contract Owners.

     - If you make one transfer from one of the above Existing Funds before the substitution, or from the Replacement Fund after the substitution, any transfer charge that might otherwise be imposed will be waived from the date of this Notice through the date that is 30 days after the substitution.

     - On the effective date of the substitutions, your Contract Value in the Variable Funding Options will be the same as before the substitutions. However, the number of units you receive in the Replacement Funds will be different from the number of units in your Existing Funds, due to the difference in unit values.

     -    There will be no tax consequences to you.

Following the substitutions, we will send you a prospectus for Met Investors Series Trust and/or Metropolitan Series Fund, Inc., as well as notice of the actual date of the substitutions and confirmation of the transfers.

                                   APPENDIX D

--------------------------------------------------------------------------------

                                THE FIXED ACCOUNT

The Fixed Account is part of the Company's general account assets. These general account assets include all assets of the Company other than those held in the Separate Accounts sponsored by the Company or its affiliates.

The staff of the SEC does not generally review the disclosure in the prospectus relating to the Fixed Account. Disclosure regarding the Fixed Account and the general account may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

Under the Fixed Account, the Company assumes the risk of investment gain or loss, guarantees a specified interest rate, and guarantees a specified periodic Annuity Payment. The investment gain or loss of the Separate Account or any of the funding options does not affect the Fixed Account Contract Value, or the dollar amount of fixed Annuity Payments made under any payout option.

We guarantee that, at any time, the Fixed Account Contract Value will not be less than the amount of the Purchase Payments allocated to the Fixed Account, plus interest credited as described below, less any applicable premium taxes or prior withdrawals.

Purchase Payments allocated to the Fixed Account and any transfers made to the Fixed Account become part of the Company's general account, which supports insurance and annuity obligations. Where permitted by state law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract. The general account and any interest therein are not registered under, or subject to the provisions of, the Securities Act of 1933 or Investment Company Act of 1940. We will invest the assets of the Fixed Account at our discretion. Investment income from such Fixed Account assets will be allocated to us and to the Contracts participating in the Fixed Account.

Investment income from the Fixed Account allocated to us includes compensation for mortality and expense risks borne by us in connection with Fixed Account Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in our sole discretion at such rate or rates as we prospectively declare from time to time.

We guarantee the initial rate for any allocations into the Fixed Account for one year from the date of such allocation. We guarantee subsequent renewal rates for the calendar quarter. We also guarantee that for the life of the Contract we will credit interest at a rate not less than the minimum interest rate allowed by state law. We reserve the right to change the rate subject to applicable state law. We will determine any interest we credit to amounts allocated to the Fixed Account in excess of the minimum guaranteed rate in our sole discretion. You assume the risk that interest credited to the Fixed Account may not exceed the minimum guaranteed rate for any given year. We have no specific formula for determining the interest rate. Some factors we may consider are regulatory and tax requirements, general economic trends and competitive factors.

TRANSFERS

You may make transfers from the Fixed Account to any available Variable Funding Option(s) twice a year during the 30 days following the semiannual anniversary of the Contract Date. We limit transfers to an amount of up to 15% of the Fixed Account Contract Value on the semiannual Contract Date anniversary. (This restriction does not apply to transfers under the Dollar Cost Averaging Program.) Amounts previously transferred from the Fixed Account to Variable Funding Options may not be transferred back to the Fixed Account for a period of at least six months from the date of transfer. We reserve the right to waive either of these restrictions. Where permitted by state law, we reserve the right to restrict transfers into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified in your Contract.

Automated transfers from the Fixed Account to any of the Variable Funding Options may begin at any time. Automated transfers from the Fixed Account may not deplete your Fixed Account value in a period of less than twelve months from your enrollment in the Dollar Cost Averaging Program.

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                                       D-2

                                   APPENDIX E

--------------------------------------------------------------------------------

            WAIVER OF WITHDRAWAL CHARGE FOR NURSING HOME CONFINEMENT (AVAILABLE ONLY IF THE OWNER IS AGE 70 OR YOUNGER ON THE DATE THE CONTRACT IS
                                    ISSUED.)

If, after the first Contract Year and before the Maturity Date, and you begin confinement in an eligible nursing home, you may surrender or make withdrawal, subject to the maximum withdrawal amount described below, without incurring a withdrawal charge. In order for the Company to waive the withdrawal charge, the withdrawal must be made during continued confinement in an eligible nursing home after the qualifying period has been satisfied, or within sixty (60) days after such confinement ends. The qualifying period is confinement in an eligible nursing home for ninety (90) consecutive days. We will require proof of confinement in a form satisfactory to us, which may include certification by a licensed physician that such confinement is medically necessary.

An eligible nursing home is defined as an institution or special nursing unit of a hospital which:

     (a)  is Medicare approved as a provider of skilled nursing care services;
          and

     (b) is not, other than in name only, an acute care hospital, a home for the aged, a retirement home, a rest home, a community living center, or a place mainly for the treatment of alcoholism.

                                       OR

Meets all of the following standards:

     (a) is licensed as a nursing care facility by the state in which it is licensed;

     (b) is either a freestanding facility or a distinct part of another facility such as a ward, wing, unit or swing-bed of a hospital or other facility;

     (c) provides nursing care to individuals who are not able to care for themselves and who require nursing care;

     (d) provides, as a primary function, nursing care and room and board; and charges for these services;

     (e) provides care under the supervision of a licensed physician, registered nurse (RN) or licensed practical nurse (LPN);

     (f) may provide care by a licensed physical, respiratory, occupational or speech therapist; and

     (g) is not, other than in name only, an acute care hospital, a home for the aged, a retirement home, a rest home, a community living center, or a place mainly for the treatment of alcoholism.

We will not waive withdrawal charges if confinement is due to one or more of the following causes:

     (a) mental, nervous, emotional or personality disorder without demonstrable organic disease, including, but not limited to, neurosis, psychoneurosis, psychopathy or psychosis

     (b) the voluntary taking or injection of drugs, unless prescribed or administered by a licensed physician

     (c) the voluntary taking of any drugs prescribed by a licensed physician and intentionally not taken as prescribed

     (d) sensitivity to drugs voluntarily taken, unless prescribed by a physician

     (e) drug addiction, unless addiction results from the voluntary taking of drugs prescribed by a licensed physician, or the involuntary taking of drugs.

FILING A CLAIM: You must provide the Company with written notice of a claim during continued confinement after the 90-day qualifying period, or within sixty days after such confinement ends.

The maximum withdrawal amount for which we will waive the withdrawal charge is the Contract Value on the next valuation date following written proof of claim, less any Purchase Payments made within a one-year period before confinement in an eligible nursing home begins, less any Purchase Payment made on or after the Annuitant's 71st birthday.

We will pay any withdrawal requested under the scope of this waiver as soon as we receive proper written proof of your claim, and we will pay the withdrawal in a lump sum. You should consult with your tax adviser regarding the tax impact of any withdrawals taken from your Contract.
                       THIS PAGE INTENTIONALLY LEFT BLANK.

                                   APPENDIX F

--------------------------------------------------------------------------------

               CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to the Separate Account and MetLife Insurance Company of Connecticut or MetLife Life and Annuity Company of Connecticut. A list of the contents of the Statement of Additional Information is set forth below:

                     The Insurance Company
                     Principal Underwriter
                     Distribution and Principal Underwriting Agreement Valuation of Assets
                     Federal Tax Considerations
                     Independent Registered Public Accounting Firm Condensed Financial Information
                     Financial Statements

--------------------------------------------------------------------------------

Copies of the Statement of Additional Information dated April 30, 2007 are available without charge. To request a copy, please clip this coupon on the line above, enter your name and address in the spaces provided below, and mail to MetLife Insurance Company of Connecticut/MetLife Life and Annuity Company of Connecticut, One Cityplace, 185 Asylum Street, 3CP, Hartford, Connecticut 06103-3415. For the MetLife Insurance Company of Connecticut Statement of Additional Information please request MIC-Book-70-71-75, and for the MetLife Life and Annuity Company of Connecticut Statement of Additional Information please request MLAC-Book-70-71-75.

Name: -------------------------------------------------

Address: ----------------------------------------------

CHECK BOX:

[ ] MIC-Book-70-71-75

[ ] MLAC-Book-70-71-75

                             PIONEER ANNUISTAR PLUS
                            PORTFOLIO ARCHITECT PLUS
                            SCUDDER ADVOCATE REWARDS

                       STATEMENT OF ADDITIONAL INFORMATION

                                DECEMBER 7, 2007

                                      DATED

                                       FOR

          METLIFE OF CT SEPARATE ACCOUNT TWELVE FOR VARIABLE ANNUITIES

                                    ISSUED BY

                    METLIFE INSURANCE COMPANY OF CONNECTICUT

This Statement of Additional Information ("SAI") contains information in addition to the information described in the Prospectus for the variable annuity contracts (the "Contracts") offered by MetLife Insurance Company of Connecticut (the "Company", "we" or "our"). Effective December 7, 2007, Contracts formerly issued by MetLife Life and Annuity Company of Connecticut ("MLAC") have become Contracts of the Company as a result of the merger of MLAC with and into the Company with the Company as the surviving company.

This SAI is not a prospectus but relates to, and should be read in conjunction with the Prospectus dated April 30, 2007, as supplemented on December 7, 2007. A copy of the Individual Variable Annuity Contract Prospectus may be obtained by writing to MetLife Insurance Company of Connecticut, Annuity Investor Services, One Cityplace, Hartford, Connecticut 06103-3415 or by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

                                TABLE OF CONTENTS

                                                                                   ITEM
                                                                                   ----
THE INSURANCE COMPANY...........................................................      2

PRINCIPAL UNDERWRITER...........................................................      2

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT...............................      2

VALUATION OF ASSETS.............................................................      4

FEDERAL TAX CONSIDERATIONS......................................................      5

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM...................................      9

CONDENSED FINANCIAL INFORMATION.................................................     10

FINANCIAL STATEMENTS............................................................      1

                              THE INSURANCE COMPANY

MetLife Insurance Company of Connecticut is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. The Company is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

Before December 7, 2007, all Contracts were issued by MLAC, a stock life insurance company chartered in 1973 in Connecticut. On December 7, 2007, MLAC, an indirect wholly-owned subsidiary of MetLife, Inc. and a direct wholly-owned subsidiary of the Company, merged with and into the Company. Upon consummation of the merger, MLAC's separate corporate existence ceased by operation of law, and the Company assumed legal ownership of all of the assets of MLAC, including the Separate Account and its assets. As a result of the merger, the Company also has become responsible for all of the MLAC's liabilities and obligations, including those created under Contracts initially issued by MLAC and outstanding on the date of the merger. Such Contracts have thereby become variable contracts funded by a separate account of the Company, and each Owner thereof has become a contract owner of the Company.

STATE REGULATION. The Company is subject to the laws of the state of Connecticut governing insurance companies and to regulation by the Insurance Commissioner of the state of Connecticut (the "Commissioner"). An annual statement covering the operations of the Company for the preceding year, as well as its financial condition as of December 31 of such year, must be filed with the Commissioner in a prescribed format on or before March 1 of each year. The Company's books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years.

The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the home state (jurisdiction of domicile) in determining the field of permissible investments.

THE SEPARATE ACCOUNT. MetLife of CT Separate Account Twelve for Variable Annuities (the "Separate Account") meets the definition of a separate account under the federal securities laws, and complies with the provisions of the 1940 Act. Additionally, the operations of the Separate Account are subject to the provisions of Section 38a-433 of the Connecticut General Statutes, which authorizes the Commissioner to adopt regulations under it. Section 38a-433 contains no restrictions on the investments of the Separate Account, and the Commissioner has adopted no regulations under the Section that affect the Separate Account. The Company holds title to the assets of the Separate Account. The assets are kept physically segregated and are held separate and apart from the Company's general corporate assets. Records are maintained of all purchases and redemptions of the Underlying Funds held in each of the Variable Funding Options.

                              PRINCIPAL UNDERWRITER

MetLife Investors Distribution Company ("MLIDC") serves as principal underwriter for the Separate Account and the Contracts. The offering is continuous. MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, CA 92614. MLIDC is affiliated with the Company and the Separate Account.

                DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT

Information about the distribution of the Contracts is contained in the prospectus (see "Other Information -- Distribution of the Variable Annuity Contracts"). Additional information is provided below.

Under the terms of the Distribution and Principal Underwriting Agreement among the Separate Account, MLIDC and the Company, MLIDC acts as agent for the distribution of the Contracts and as principal underwriter for the Contracts. The Company reimburses MLIDC for certain sales and overhead expenses connected with sales functions.

The following table shows the amount of commissions paid to and the amount of commissions retained by the Distributor and Principal Underwriter over the past three years.

                            UNDERWRITING COMMISSIONS

                                                    UNDERWRITING COMMISSIONS PAID       AMOUNT OF UNDERWRITING
                                                      TO THE DISTRIBUTOR BY THE      COMMISSIONS RETAINED BY THE
YEAR                                                          COMPANY(+)                     DISTRIBUTOR
----                                                -----------------------------    ---------------------------
2006                                                         $ 62,664,479                         $0
                                                             ------------                         --
2005                                                         $ 90,942,874                         $0
                                                             ------------                         --
2004                                                         $104,087,148                         $0
                                                             ------------                         --


(+)MLAC merged with and into the Company on December 7, 2007. Underwriting commissions paid before that date were paid by MLAC.

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firms for services the broker-dealer firms provide in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer firms, the hiring and training of the broker-dealer firms' sales personnel, the sponsoring of conferences and seminars by the broker-dealer firms, or general marketing services performed by the broker-dealer firms. The broker-dealer firms may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contract, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firms or based on the length of time that a Contract owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firms and their registered representatives to favor the Company's products. The amount of additional compensation (non-commission amounts) paid to selected broker-dealer firms during 2006 ranged from $2,289 to $5,893,669. The amount of commissions paid to selected broker-dealer firms during 2006 ranged from $650,170 to $26,200,094. The amount of total compensation (includes non-commission as well as commission amounts) paid to selected broker-dealer firms during 2006 ranged from $652,459 to $32,093,763.

The following list sets forth the names of broker-dealer firms that have entered into preferred distribution arrangements with the Company and MLIDC under which the broker-dealer firms received additional compensation in 2006 in connection with the sale of our variable annuity contracts, variable life policies and other insurance products (including the Contracts). The broker-dealer firms are listed in alphabetical order:

Citicorp Investment Services
Citigroup Global Markets Inc. (d/b/a Smith Barney)
DWS Scudder Distributors, Inc.
Merrill Lynch, Pierce, Fenner & Smith, Incorporated
Morgan Stanley DW, Inc.
PFS Investments, Inc. (d/b/a Primerica)
Pioneer Funds Distributor, Inc.
Tower Square Securities, Inc.

There are other broker-dealer firms who receive compensation for servicing our contracts, and the account value of the contracts or the amount of added purchase payments received may be included in determining their additional compensation, if any.

REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE. We may reduce or eliminate the withdrawal charge under the Contract when certain sales or administration of the Contract result in savings or reduced expenses and/or risks. We will not reduce or eliminate the withdrawal charge where such reduction or elimination would be unfairly discriminatory to any person.

                               VALUATION OF ASSETS

FUNDING OPTIONS. The value of the assets of each Funding Option is determined at 4:00 p.m. eastern time on each business day, unless we need to close earlier due to an emergency. A business day is any day the New York Stock Exchange is open. It is expected that the Exchange will be closed on Saturdays and Sundays and on the observed holidays of New Year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. Each security traded on a national securities exchange is valued at the last reported sale price on the business day. If there has been no sale on that day, then the value of the security is taken to be the mean between the reported bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

THE CONTRACT VALUE. The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is used to measure the investment performance of a Funding Option from one valuation period to the next. The net investment factor for a Funding Option for any valuation period is equal to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable Funding Option deductions during the valuation period relating to the mortality and expense risk charge and the administrative expense charge). The gross investment rate of a Funding Option is equal to (a) minus (b), divided by (c) where:

        (a) = investment income plus capital gains and losses (whether realized or unrealized);

        (b)  = any deduction for applicable taxes (presently zero); and

        (c) = the value of the assets of the funding option at the beginning of the valuation period.

The gross investment rate may be either positive or negative. A Funding Option's investment income includes any distribution whose ex-dividend date occurs during the valuation period.

ACCUMULATION UNIT VALUE. The value of the Accumulation Unit for each Funding Option was initially established at $1.00. The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is calculated for each Funding Option and takes into account the investment performance, expenses and the deduction of certain expenses.

ANNUITY UNIT VALUE. The initial Annuity Unit value applicable to each Funding Option was established at $1.00. An Annuity Unit value as of any business day is equal to (a) the value of the Annuity Unit on the preceding business day, multiplied by (b) the corresponding net investment factor for the business day just ended, divided by (c) the assumed net investment factor for the valuation period. (For example, the assumed net investment factor based on an annual assumed net investment rate of 3.0% for a valuation period of one day is
1.000081 and, for a period of two days, is 1.000081 x 1.000081.)

CALCULATION OF MONEY MARKET YIELD

From time to time, we may quote in advertisements and sales literature the adjusted and unadjusted effective yield for a money market Subaccount for a 7-day period, as described below. On a Contract-specific basis, the effective yield is computed at each month-end according to the following formula:

        Effective Yield = ((Base Return + 1) to the power of (365 / 7)) - 1

Where:

Base Return = (AUV Change -- Contract Charge Adjustment) / Prior AUV.

AUV Change = Current AUV -- Prior AUV.

Contract Charge Adjustment = Average AUV * Period Charge.

Average AUV = (Current AUV + Prior AUV) / 2.

Period Charge = Annual Contract Fee * (7/365).

Prior AUV = Unit value as of 7 days prior.

Current AUV = Unit value as of the reporting period (last day of the month).

We may also quote the effective yield of a money market Subaccount for the same 7-day period, determined on an unadjusted basis (which does not deduct Contract-level charges), according to the same formula but where:

Base Return = AUV Change / Prior AUV

Because of the charges and deductions imposed under the Contract, the yield for the Subaccount will be lower than the yield for the corresponding Underlying Fund. The yields on amounts held in the Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The actual yield for the Subaccount is affected by changes in interest rates on money market securities, average portfolio maturity of the Underlying Fund, the types and qualities of portfolio securities held by the Underlying Fund, and the Underlying Fund's operating expenses. Yields on amounts held in the Subaccount may also be presented for periods other than a 7-day period.

                           FEDERAL TAX CONSIDERATIONS

The following description of the federal income tax consequences under this Contract is general in nature and is therefore not exhaustive and is not intended to cover all situations. Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, a person contemplating purchase of an annuity contract and by a Contract Owner or beneficiary who may make elections under a Contract should consult with a qualified tax or legal adviser.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the later of calendar year in which a participant under a qualified plan or a Section 403(b) annuity attains age 70 1/2 or retires. Minimum annual distributions under an IRA must begin by April 1(st) of the calendar year in which the Contract Owner attains 70 1/2 regardless of when he or she retires. Distributions must also begin or be continued according to the minimum distribution rules under the Code following the death of the Contract Owner or the annuitant. You should note that the U.S. Treasury recently issued regulations clarifying the operation of the required minimum distribution rules.

NONQUALIFIED ANNUITY CONTRACTS

Individuals may purchase tax-deferred annuities without any contribution limits. The purchase payments receive no tax benefit, deduction or deferral, but taxes on the increases in the value of the contract are generally deferred until distribution and transfers between the various investment options are not subject to tax. Generally, if an annuity contract is owned by other than an individual (or an entity such as a trust or other "look-through" entity which owns for an individual's benefit), the owner will be taxed each year on the increase in the value of the contract. An exception applies for purchase payments made before March 1, 1986. The benefits of tax deferral of income earned under a non-qualified annuity should be compared with the relative federal tax rates on income from other types of investments (dividends and capital gains, taxable at 15% or less) relative to the ordinary income treatment received on annuity income and interest received on fixed instruments (notes, bonds, etc.).

If two or more annuity contracts are purchased from the same insurer within the same calendar year, such annuity contract will be aggregated for federal income tax purposes. As a result, distributions from any of them will be taxed based upon the amount of income in all of the same calendar year series of annuities. This will generally have the effect of causing taxes to be paid sooner on the deferred gain in the contracts.

Those receiving partial distributions made before the maturity date will generally be taxed on an income-first basis to the extent of income in the contract. If you are exchanging another annuity contract for this annuity, certain pre-August 14, 1982 deposits into an annuity contract that have been placed in the contract by means of a tax-deferred exchange under Section 1035 of the Code may be withdrawn first without income tax liability. This information on deposits must be provided to the Company by the other insurance company at the time of the exchange. There is income in the contract generally to the extent the cash value exceeds the investment in the contract. The investment in the contract is equal to the amount of premiums paid less any amount received previously which was excludable from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law.

In order to be treated as an annuity contract for federal income tax purposes,
Section 72(s) of the Code requires any non-qualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of the death of an owner of the contract. Specifically, Section 72(s) requires that (a) if an owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and
(b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the successor-owner. Contracts will be administered by the Company in accordance with these rules and the Company will make a notification when payments should be commenced. Special rules apply regarding distribution requirements when an annuity is owned by a trust or other entity for the benefit of one or more individuals.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make contributions, which in some cases may be deductible, to an individual retirement annuity (IRA). The applicable limit is $4,000 for calendar year 2007, $5,000 for 2008, and may be indexed for inflation in future years. Additional "catch-up" contributions may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and based on their participation in a retirement plan. If an individual is married and the spouse does not have earned income, the individual may establish IRAs for the individual and spouse. Purchase payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

The Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA with an annual employer contribution limit of up to $45,000 for each participant. The Internal Revenue Services has not reviewed the contract for qualifications as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the optional enhanced death benefit in the contract comports with IRA qualification requirements.

SIMPLE PLAN IRA FORM

Employers may establish a savings incentive match plan for employees ("SIMPLE plan") under which employees can make elective salary reduction contributions to an IRA based on a percentage of compensation of up to the applicable limit for the taxable year. The applicable limit is $10,500 in 2007 (which may be indexed for inflation for future years). (Alternatively, the employer can establish a SIMPLE cash or deferred arrangement under IRS Section 401(k)). Under a SIMPLE plan IRA, the employer must either make a matching contribution or a nonelective contribution based on the prescribed formulas for all eligible employees. Early withdrawals are subject to the 10% early withdrawal penalty generally applicable to IRAs, except that an early withdrawal by an employee under a SIMPLE plan IRA, within the first two years of participation, shall be subject to a 25% early withdrawal tax.

ROTH IRAS

Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations (similar to the annual limits for the traditional IRA's), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of a "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to any Roth IRA of the individual.

QUALIFIED PENSION AND PROFIT-SHARING PLANS

Like most other contributions made under a qualified pension or profit-sharing plan, purchase payments made by an employer are not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or beneficiary.

Distributions are generally taxable to the participant or beneficiary as ordinary income in the year of receipt. Any distribution that is considered the participant's "investment in the contract" is treated as a return of capital and is not taxable. Under a qualified plan, the investment in the contract may be zero.

The annual limits that apply to the amounts that may be contributed to a defined contribution plan for 2007 is $45,000. The limit on employee salary reduction deferrals (commonly referred to as "401(k) contributions") is $15,500 in 2007. The annual limit may be indexed for inflation in future years. Additional "catch-up contributions" may be made by individuals age 50 or over.

Amounts attributable to salary reduction contributions under Code Section 401(k) and income thereon may not be withdrawn prior to severance from employment, death, total and permanent disability, attainment of age 59 1/2, or in the case of hardship.

SECTION 403(B) PLANS

Under Code section 403(b), payments made by public school systems and certain tax exempt organizations to purchase annuity contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, these payments may be subject to FICA (Social Security) taxes. A qualified contract issued as a tax-sheltered annuity under section 403(b) will be amended as necessary to conform to the requirements of the Code. The annual limits under Code Section 403(b) for employee salary reduction deferrals are increased under the same rules applicable to 401(k) plans ($15,500 in 2007).

Code section 403(b)(11) restricts this distribution under Code section 403(b) annuity contracts of: (1) elective contributions made in years beginning after December 31, 1998; (2) earnings on those contributions; and (3) earnings in such years on amounts held as of the close of the last year beginning before January 1, 1989. Distribution of those amounts may only occur upon death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

FEDERAL INCOME TAX WITHHOLDING

The portion of a distribution, which is taxable income to the recipient, will be subject to federal income tax withholding as follows:

1. ELIGIBLE ROLLOVER DISTRIBUTION FROM SECTION 403(B) PLANS OR ARRANGEMENTS, FROM QUALIFIED PENSION AND PROFIT-SHARING PLANS, OR FROM 457 PLANS SPONSORED BY GOVERNMENTAL ENTITIES

There is a mandatory 20% tax withholding for plan distributions that are eligible for rollover to an IRA or to another qualified retirement plan (including a 457 plan sponsored by a governmental entity) but that are not directly rolled over. A distribution made directly to a participant or beneficiary may avoid this result if:

     (a) a periodic settlement distribution is elected based upon a life or life expectancy calculation, or

     (b) a term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or

     (c) a minimum required distribution as defined under the tax law is taken after the attainment of the age of 70 1/2 or as otherwise required by law, or

     (d)  the distribution is a hardship distribution.

A distribution including a rollover that is not a direct rollover will be subject to the 20% withholding, and the 10% additional tax penalty on premature withdrawals may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal beneficiary is otherwise underwithheld or short on estimated taxes for that year.

2.   OTHER NON-PERIODIC DISTRIBUTIONS (FULL OR PARTIAL REDEMPTIONS)

To the extent not subject to 20% mandatory withholding as described in 1. above, the portion of a non-periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding, if the aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If no such election is made, 10% of the taxable portion of the distribution will be withheld as federal income tax; provided that the recipient may elect any other percentage. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

3. PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE YEAR)

The portion of a periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. Recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient to cover tax liabilities.

Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, U.S. citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are subject to different withholding rules and generally cannot elect out of withholding.

                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of MetLife of CT Separate Account Twelve for Variable Annuities (formerly, TLAC Separate Account Twelve for Variable Annuities) and the consolidated financial statements and financial statement schedules of MetLife Insurance Company of Connecticut ("MetLife Connecticut") (formerly known as "The Travelers Insurance Company") and its subsidiaries (collectively the "Company") (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a Transfer Agreement entered into on October 11, 2006 between MetLife Connecticut and MetLife Investors Group, Inc. ("MLIG"), both subsidiaries of MetLife, Inc. ("MetLife"), pursuant to which MetLife Connecticut acquired all of the stock of MetLife Investors USA Insurance Company ("MLIUSA") from MLIG. As the transaction was between entities under common control, the transaction was recorded and accounted for in a manner similar to a pooling-of-interests from July 1, 2005 (the "Acquisition Date"); further, as MLI-USA has been controlled by MetLife for longer than MetLife Connecticut, all amounts reported for periods prior to the Acquisition Date are those of MLI-USA) included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, FL 33602-5827.

                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                         SEPARATE ACCOUNT CHARGES 1.70%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (6/03).........................................  2006      1.366          1.424           353,136
                                                       2005      1.280          1.366           350,540
                                                       2004      1.224          1.280           272,817
                                                       2003      1.000          1.224            98,539

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (6/03).............................................  2006      1.464          1.597           221,573
                                                       2005      1.388          1.464           401,717
                                                       2004      1.243          1.388           330,870
                                                       2003      1.000          1.243           135,469

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2006      1.348          1.552         1,007,536
                                                       2005      1.325          1.348         1,267,036
                                                       2004      1.215          1.325         1,268,329
                                                       2003      1.000          1.215           263,250

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (6/03)........................  2006      1.506          1.609           324,024
                                                       2005      1.462          1.506           290,911
                                                       2004      1.334          1.462           258,975
                                                       2003      1.000          1.334            39,510

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.687          2.015           511,961
                                                       2005      1.558          1.687           635,490
                                                       2004      1.337          1.558           446,541
                                                       2003      1.000          1.337           115,962

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (9/05)........  2006      1.035          1.200            27,416
                                                       2005      1.021          1.035             2,641

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2006      1.202          1.327           359,717
                                                       2005      1.188          1.202           454,157
                                                       2004      1.114          1.188           417,429
                                                       2003      1.000          1.114            82,047

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (6/03).............................................  2006      1.447          1.576           812,318
                                                       2005      1.343          1.447           876,903
                                                       2004      1.255          1.343           752,445
                                                       2003      1.000          1.255           439,526

Met Investors Series Trust
  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (4/06)...................................  2006      0.994          1.007           882,625

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      1.006          1.028         1,712,785

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.051           415,114

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.998          1.006                --
                                                       2005      0.987          0.998         1,176,599
                                                       2004      0.993          0.987         1,059,162
                                                       2003      1.000          0.993         1,275,133

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.331          1.391                --
                                                       2005      1.291          1.331           449,078
                                                       2004      1.232          1.291           346,594
                                                       2003      1.000          1.232            65,060

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.850          2.014                --
                                                       2005      1.650          1.850           156,706
                                                       2004      1.412          1.650           136,638
                                                       2003      1.000          1.412            19,604

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (5/03).............................................  2006      1.008          1.022           646,195
                                                       2005      1.008          1.008           961,248
                                                       2004      0.995          1.008           708,997
                                                       2003      1.000          0.995           205,748

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (4/04).............................................  2006      0.995          1.118                --
                                                       2005      1.000          0.995             7,616
                                                       2004      1.025          1.000             9,001

  Pioneer Balanced VCT Subaccount (Class II) (6/03)..  2006      1.163          1.236                --
                                                       2005      1.140          1.163           342,578
                                                       2004      1.109          1.140           282,120
                                                       2003      1.000          1.109            63,211

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Cullen Value VCT Subaccount (Class II)
  (3/05).............................................  2006      1.085          1.249           526,500
                                                       2005      0.986          1.085           135,753

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (6/03).............................................  2006      2.381          3.173           255,148
                                                       2005      1.760          2.381           256,792
                                                       2004      1.509          1.760           157,650
                                                       2003      1.000          1.509            79,144

  Pioneer Equity Income VCT Subaccount (Class II)
  (6/03).............................................  2006      1.425          1.711         1,125,333
                                                       2005      1.373          1.425           784,782
                                                       2004      1.204          1.373           688,291
                                                       2003      1.000          1.204           280,736

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (5/05).........................................  2006      1.064          1.247               237
                                                       2005      0.978          1.064             3,262

  Pioneer Europe VCT Subaccount (Class II) (6/03)....  2006      1.579          2.004                --
                                                       2005      1.490          1.579            20,643
                                                       2004      1.282          1.490            17,163
                                                       2003      1.000          1.282            11,491

  Pioneer Fund VCT Subaccount (Class II) (6/03)......  2006      1.376          1.574         1,182,137
                                                       2005      1.321          1.376         1,005,610
                                                       2004      1.211          1.321           898,353
                                                       2003      1.000          1.211           294,873

  Pioneer Global High Yield VCT Subaccount (Class II)
  (3/05).............................................  2006      1.039          1.145           716,504
                                                       2005      0.996          1.039           234,528

  Pioneer Growth Shares VCT Subaccount (Class II)
  (6/03).............................................  2006      1.223          1.311           169,954
                                                       2005      1.205          1.223           309,748
                                                       2004      1.153          1.205           381,352
                                                       2003      1.000          1.153           207,501

  Pioneer High Yield VCT Subaccount (Class II)
  (6/03).............................................  2006      1.220          1.298         3,779,670
                                                       2005      1.220          1.220         4,574,182
                                                       2004      1.151          1.220         3,139,369
                                                       2003      1.000          1.151         1,349,892

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (5/05).......................  2006      1.084          1.219           206,166
                                                       2005      0.990          1.084            24,646

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (3/05)..................................  2006      1.064          1.178         3,479,182
                                                       2005      0.983          1.064           315,637

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2006      1.049          1.141         1,773,949
                                                       2005      0.992          1.049           233,443

  Pioneer International Value VCT Subaccount (Class
  II) (6/03).........................................  2006      1.699          2.048           396,761
                                                       2005      1.500          1.699           155,214
                                                       2004      1.288          1.500            87,618
                                                       2003      1.000          1.288            15,484

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2006      1.675          1.849           947,282
                                                       2005      1.583          1.675           952,296
                                                       2004      1.322          1.583           878,891
                                                       2003      1.000          1.322           319,189

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2006      1.164          1.176           216,572
                                                       2005      1.094          1.164           210,512
                                                       2004      1.028          1.094           114,677

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (6/03).........................................  2006      1.894          2.541           650,770
                                                       2005      1.677          1.894           597,049
                                                       2004      1.260          1.677           592,545
                                                       2003      1.000          1.260           127,444

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2006      1.103          1.169            43,506
                                                       2005      1.072          1.103           235,313
                                                       2004      1.061          1.072           224,857

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2006      1.743          1.955           457,696
                                                       2005      1.595          1.743           526,002
                                                       2004      1.353          1.595           502,427
                                                       2003      1.000          1.353           239,973

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.428          1.516                --
                                                       2005      1.429          1.428            55,299
                                                       2004      1.284          1.429            39,830
                                                       2003      1.000          1.284            10,089

  Pioneer Strategic Income VCT Subaccount (Class II)
  (5/03).............................................  2006      1.185          1.238         1,113,803
                                                       2005      1.176          1.185           981,820
                                                       2004      1.088          1.176           912,147
                                                       2003      1.000          1.088           351,323

  Pioneer Value VCT Subaccount (Class II) (6/03).....  2006      1.342          1.518           188,648
                                                       2005      1.304          1.342           228,197
                                                       2004      1.190          1.304           133,777
                                                       2003      1.000          1.190             7,885

                         SEPARATE ACCOUNT CHARGES 1.75%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (6/03).........................................  2006      1.364          1.422            3,786
                                                       2005      1.278          1.364            3,792
                                                       2004      1.224          1.278            4,256
                                                       2003      1.000          1.224               --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (6/03).............................................  2006      1.462          1.594            1,716
                                                       2005      1.387          1.462            1,789
                                                       2004      1.243          1.387               --
                                                       2003      1.000          1.243               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2006      1.346          1.549           35,459
                                                       2005      1.324          1.346            1,952
                                                       2004      1.214          1.324               --
                                                       2003      1.000          1.214               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (6/03)........................  2006      1.504          1.606           52,914
                                                       2005      1.460          1.504           53,958
                                                       2004      1.333          1.460           56,976
                                                       2003      1.000          1.333               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.685          2.011           19,770
                                                       2005      1.556          1.685            4,628
                                                       2004      1.336          1.556            5,854
                                                       2003      1.000          1.336               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (9/05)........  2006      1.035          1.199               --
                                                       2005      1.021          1.035               --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2006      1.201          1.325           49,449
                                                       2005      1.187          1.201           23,238
                                                       2004      1.113          1.187           29,299
                                                       2003      1.000          1.113            6,338

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (6/03).............................................  2006      1.445          1.573            6,826
                                                       2005      1.341          1.445            6,746
                                                       2004      1.255          1.341            6,175
                                                       2003      1.000          1.255               --

Met Investors Series Trust
  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (4/06)...................................  2006      0.994          1.007           66,643

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      1.005          1.026           83,497

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.051           17,678

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.996          1.005               --
                                                       2005      0.986          0.996            2,843
                                                       2004      0.993          0.986           29,727
                                                       2003      1.000          0.993               --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.329          1.389               --
                                                       2005      1.290          1.329            8,968
                                                       2004      1.231          1.290            2,306
                                                       2003      1.000          1.231               --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.848          2.010               --
                                                       2005      1.649          1.848            9,359
                                                       2004      1.411          1.649            3,306
                                                       2003      1.000          1.411               --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (5/03).............................................  2006      1.007          1.020            7,165
                                                       2005      1.007          1.007          114,319
                                                       2004      0.994          1.007          118,384
                                                       2003      1.000          0.994               --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (4/04).............................................  2006      0.994          1.117               --
                                                       2005      1.000          0.994               --
                                                       2004      1.025          1.000              907

  Pioneer Balanced VCT Subaccount (Class II) (6/03)..  2006      1.161          1.234               --
                                                       2005      1.139          1.161           27,647
                                                       2004      1.109          1.139           27,650
                                                       2003      1.000          1.109               --

  Pioneer Cullen Value VCT Subaccount (Class II)
  (3/05).............................................  2006      1.084          1.248               --
                                                       2005      0.986          1.084               --

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (6/03).............................................  2006      2.378          3.167           31,247
                                                       2005      1.759          2.378           30,453
                                                       2004      1.508          1.759           24,477
                                                       2003      1.000          1.508               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Equity Income VCT Subaccount (Class II)
  (6/03).............................................  2006      1.423          1.707          139,621
                                                       2005      1.372          1.423          141,886
                                                       2004      1.203          1.372          137,696
                                                       2003      1.000          1.203               --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (5/05).........................................  2006      1.063          1.246               --
                                                       2005      0.978          1.063               --

  Pioneer Europe VCT Subaccount (Class II) (6/03)....  2006      1.577          2.000               --
                                                       2005      1.488          1.577           46,500
                                                       2004      1.281          1.488           48,358
                                                       2003      1.000          1.281               --

  Pioneer Fund VCT Subaccount (Class II) (6/03)......  2006      1.374          1.571          250,669
                                                       2005      1.320          1.374          240,375
                                                       2004      1.211          1.320          274,835
                                                       2003      1.000          1.211           19,153

  Pioneer Global High Yield VCT Subaccount (Class II)
  (3/05).............................................  2006      1.039          1.144               --
                                                       2005      0.996          1.039               --

  Pioneer Growth Shares VCT Subaccount (Class II)
  (6/03).............................................  2006      1.221          1.308           45,692
                                                       2005      1.204          1.221           54,628
                                                       2004      1.152          1.204           52,133
                                                       2003      1.000          1.152               --

  Pioneer High Yield VCT Subaccount (Class II)
  (6/03).............................................  2006      1.218          1.295           53,451
                                                       2005      1.219          1.218            1,383
                                                       2004      1.151          1.219            3,241
                                                       2003      1.000          1.151               --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (5/05).......................  2006      1.083          1.218               --
                                                       2005      0.990          1.083               --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (3/05)..................................  2006      1.063          1.177            9,428
                                                       2005      0.983          1.063            9,464

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2006      1.049          1.140          131,568
                                                       2005      0.992          1.049               --

  Pioneer International Value VCT Subaccount (Class
  II) (6/03).........................................  2006      1.697          2.044           63,076
                                                       2005      1.499          1.697               --
                                                       2004      1.288          1.499               --
                                                       2003      1.000          1.288               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2006      1.673          1.846          115,509
                                                       2005      1.582          1.673          113,268
                                                       2004      1.322          1.582          115,414
                                                       2003      1.000          1.322           22,818

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2006      1.163          1.174           13,693
                                                       2005      1.094          1.163              533
                                                       2004      1.028          1.094               --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (6/03).........................................  2006      1.891          2.536           46,028
                                                       2005      1.675          1.891           16,812
                                                       2004      1.259          1.675            7,117
                                                       2003      1.000          1.259            5,553

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2006      1.102          1.168           13,880
                                                       2005      1.072          1.102               --
                                                       2004      1.061          1.072               --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2006      1.740          1.952           30,615
                                                       2005      1.594          1.740           16,168
                                                       2004      1.353          1.594           15,544
                                                       2003      1.000          1.353            8,633

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.426          1.514               --
                                                       2005      1.428          1.426               --
                                                       2004      1.283          1.428               --
                                                       2003      1.000          1.283               --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (5/03).............................................  2006      1.184          1.236           91,179
                                                       2005      1.175          1.184           71,553
                                                       2004      1.088          1.175           53,815
                                                       2003      1.000          1.088               --

  Pioneer Value VCT Subaccount (Class II) (6/03).....  2006      1.340          1.515           10,241
                                                       2005      1.303          1.340           11,287
                                                       2004      1.190          1.303           14,367
                                                       2003      1.000          1.190            5,983

                         SEPARATE ACCOUNT CHARGES 1.80%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (6/03).........................................  2006      1.284          1.337          216,701
                                                       2005      1.204          1.284               --
                                                       2004      1.152          1.204               --
                                                       2003      1.000          1.152               --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (6/03).............................................  2006      1.325          1.444               --
                                                       2005      1.257          1.325               --
                                                       2004      1.127          1.257               --
                                                       2003      1.004          1.127               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2006      1.276          1.467           97,072
                                                       2005      1.256          1.276           10,257
                                                       2004      1.152          1.256               --
                                                       2003      1.000          1.152               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (6/03)........................  2006      1.379          1.472           21,351
                                                       2005      1.340          1.379               --
                                                       2004      1.224          1.340               --
                                                       2003      1.000          1.224               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.534          1.829          134,960
                                                       2005      1.417          1.534              789
                                                       2004      1.217          1.417               --
                                                       2003      1.000          1.217               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (9/05)........  2006      1.035          1.198          202,269
                                                       2005      1.020          1.035               --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2006      1.136          1.253           18,264
                                                       2005      1.124          1.136              340
                                                       2004      1.054          1.124               --
                                                       2003      1.000          1.054               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (6/03).............................................  2006      1.324          1.440          132,091
                                                       2005      1.229          1.324              129
                                                       2004      1.151          1.229               --
                                                       2003      1.000          1.151               --

Met Investors Series Trust
  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (4/06)...................................  2006      0.994          1.007           76,718

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      1.005          1.026            6,784

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.050          175,157

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.997          1.005               --
                                                       2005      0.986          0.997              272
                                                       2004      0.994          0.986               --
                                                       2003      1.000          0.994               --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.244          1.299               --
                                                       2005      1.207          1.244            7,764
                                                       2004      1.153          1.207               --
                                                       2003      1.000          1.153               --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.659          1.804               --
                                                       2005      1.481          1.659            7,200
                                                       2004      1.268          1.481               --
                                                       2003      1.000          1.268               --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (5/03).............................................  2006      0.995          1.009           10,218
                                                       2005      0.996          0.995            1,456
                                                       2004      0.984          0.996               --
                                                       2003      1.000          0.984               --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (4/04).............................................  2006      0.994          1.115               --
                                                       2005      1.000          0.994              234
                                                       2004      1.024          1.000               --

  Pioneer Balanced VCT Subaccount (Class II) (6/03)..  2006      1.095          1.162               --
                                                       2005      1.074          1.095            1,049
                                                       2004      1.046          1.074               --
                                                       2003      1.000          1.046               --

  Pioneer Cullen Value VCT Subaccount (Class II)
  (3/05).............................................  2006      1.084          1.247           85,608
                                                       2005      0.986          1.084           12,909

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (6/03).............................................  2006      2.167          2.884            9,233
                                                       2005      1.603          2.167            5,782
                                                       2004      1.375          1.603               --
                                                       2003      1.000          1.375               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Equity Income VCT Subaccount (Class II)
  (6/03).............................................  2006      1.315          1.578           13,216
                                                       2005      1.269          1.315            7,559
                                                       2004      1.114          1.269               --
                                                       2003      1.000          1.114               --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (5/05).........................................  2006      1.063          1.245            1,540
                                                       2005      0.978          1.063               --

  Pioneer Europe VCT Subaccount (Class II) (6/03)....  2006      1.469          1.863               --
                                                       2005      1.387          1.469               --
                                                       2004      1.195          1.387               --
                                                       2003      0.990          1.195               --

  Pioneer Fund VCT Subaccount (Class II) (6/03)......  2006      1.285          1.468            1,431
                                                       2005      1.235          1.285               --
                                                       2004      1.133          1.235               --
                                                       2003      1.000          1.133               --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (3/05).............................................  2006      1.039          1.143           75,608
                                                       2005      0.996          1.039           16,646

  Pioneer Growth Shares VCT Subaccount (Class II)
  (6/03).............................................  2006      1.152          1.233          193,008
                                                       2005      1.136          1.152               --
                                                       2004      1.088          1.136               --
                                                       2003      1.000          1.088               --

  Pioneer High Yield VCT Subaccount (Class II)
  (6/03).............................................  2006      1.145          1.217            2,655
                                                       2005      1.146          1.145               --
                                                       2004      1.083          1.146               --
                                                       2003      1.000          1.083               --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (5/05).......................  2006      1.083          1.217          146,026
                                                       2005      0.990          1.083           15,403

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (3/05)..................................  2006      1.063          1.176          625,630
                                                       2005      0.983          1.063           46,825

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2006      1.048          1.139          723,163
                                                       2005      0.992          1.048          109,633

  Pioneer International Value VCT Subaccount (Class
  II) (6/03).........................................  2006      1.579          1.901           57,509
                                                       2005      1.396          1.579              546
                                                       2004      1.200          1.396               --
                                                       2003      0.996          1.200               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2006      1.521          1.677           13,997
                                                       2005      1.438          1.521            8,746
                                                       2004      1.203          1.438               --
                                                       2003      1.000          1.203               --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2006      1.162          1.173           47,334
                                                       2005      1.093          1.162            9,497
                                                       2004      1.028          1.093               --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (6/03).........................................  2006      1.820          2.440           12,698
                                                       2005      1.613          1.820            7,991
                                                       2004      1.213          1.613               --
                                                       2003      1.000          1.213               --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2006      1.101          1.166            9,481
                                                       2005      1.072          1.101           10,019
                                                       2004      1.061          1.072               --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2006      1.555          1.743           13,766
                                                       2005      1.425          1.555           11,191
                                                       2004      1.210          1.425               --
                                                       2003      1.000          1.210               --

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.304          1.384               --
                                                       2005      1.307          1.304               --
                                                       2004      1.175          1.307               --
                                                       2003      1.000          1.175               --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (5/03).............................................  2006      1.138          1.187            8,744
                                                       2005      1.130          1.138            3,106
                                                       2004      1.046          1.130               --
                                                       2003      1.000          1.046               --

  Pioneer Value VCT Subaccount (Class II) (6/03).....  2006      1.261          1.425           39,824
                                                       2005      1.227          1.261              186
                                                       2004      1.121          1.227               --
                                                       2003      0.993          1.121               --

                         SEPARATE ACCOUNT CHARGES 1.90%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (6/03).........................................  2006      1.359          1.414           165,622
                                                       2005      1.275          1.359           193,380
                                                       2004      1.222          1.275           169,143
                                                       2003      1.000          1.222            88,741

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (6/03).............................................  2006      1.456          1.586           147,361
                                                       2005      1.383          1.456           198,173
                                                       2004      1.241          1.383           184,758
                                                       2003      1.000          1.241            66,821

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2006      1.341          1.541           577,198
                                                       2005      1.321          1.341           564,059
                                                       2004      1.213          1.321           519,411
                                                       2003      1.000          1.213           164,370

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (6/03)........................  2006      1.498          1.598           220,434
                                                       2005      1.457          1.498           224,869
                                                       2004      1.332          1.457           194,847
                                                       2003      1.000          1.332            38,830

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.678          2.000           417,234
                                                       2005      1.553          1.678           314,979
                                                       2004      1.335          1.553           259,067
                                                       2003      1.000          1.335            49,584

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (9/05)........  2006      1.034          1.196            89,824
                                                       2005      1.020          1.034                --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2006      1.196          1.317           116,969
                                                       2005      1.184          1.196            89,283
                                                       2004      1.112          1.184           205,488
                                                       2003      1.000          1.112           158,638

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (6/03).............................................  2006      1.440          1.564           381,915
                                                       2005      1.338          1.440           319,983
                                                       2004      1.254          1.338           309,260
                                                       2003      1.000          1.254            67,683

Met Investors Series Trust
  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (4/06)...................................  2006      0.994          1.006           363,320

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      1.000          1.021           221,438

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.050           336,008

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.993          1.000                --
                                                       2005      0.983          0.993           391,075
                                                       2004      0.992          0.983           204,709
                                                       2003      1.000          0.992            44,851

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.324          1.383                --
                                                       2005      1.287          1.324           256,999
                                                       2004      1.230          1.287           246,174
                                                       2003      1.000          1.230           120,811

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.841          2.002                --
                                                       2005      1.645          1.841           176,167
                                                       2004      1.410          1.645           140,971
                                                       2003      1.000          1.410            87,298

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (5/03).............................................  2006      1.003          1.015           452,032
                                                       2005      1.004          1.003           559,880
                                                       2004      0.993          1.004           448,443
                                                       2003      1.000          0.993           226,059

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (4/04).............................................  2006      0.992          1.112                --
                                                       2005      0.999          0.992            64,916
                                                       2004      1.024          0.999            55,303

  Pioneer Balanced VCT Subaccount (Class II) (6/03)..  2006      1.157          1.227                --
                                                       2005      1.137          1.157           122,882
                                                       2004      1.108          1.137            99,528
                                                       2003      1.000          1.108            82,628

  Pioneer Cullen Value VCT Subaccount (Class II)
  (3/05).............................................  2006      1.083          1.245           257,769
                                                       2005      0.986          1.083            31,964

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (6/03).............................................  2006      2.369          3.149           283,167
                                                       2005      1.754          2.369           182,248
                                                       2004      1.507          1.754           134,493
                                                       2003      1.000          1.507             7,658

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Equity Income VCT Subaccount (Class II)
  (6/03).............................................  2006      1.417          1.698           555,542
                                                       2005      1.369          1.417           564,213
                                                       2004      1.202          1.369           540,174
                                                       2003      1.000          1.202           196,491

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (5/05).........................................  2006      1.062          1.243            22,701
                                                       2005      0.978          1.062             2,020

  Pioneer Europe VCT Subaccount (Class II) (6/03)....  2006      1.571          1.990                --
                                                       2005      1.485          1.571             4,135
                                                       2004      1.280          1.485                --
                                                       2003      1.000          1.280                --

  Pioneer Fund VCT Subaccount (Class II) (6/03)......  2006      1.369          1.563           515,069
                                                       2005      1.317          1.369           532,069
                                                       2004      1.210          1.317           464,083
                                                       2003      1.000          1.210           237,631

  Pioneer Global High Yield VCT Subaccount (Class II)
  (3/05).............................................  2006      1.038          1.141           317,433
                                                       2005      0.996          1.038           183,500

  Pioneer Growth Shares VCT Subaccount (Class II)
  (6/03).............................................  2006      1.216          1.301            60,626
                                                       2005      1.201          1.216            70,629
                                                       2004      1.151          1.201           104,298
                                                       2003      1.000          1.151            39,890

  Pioneer High Yield VCT Subaccount (Class II)
  (6/03).............................................  2006      1.213          1.288           849,377
                                                       2005      1.216          1.213         1,590,306
                                                       2004      1.150          1.216         2,941,061
                                                       2003      1.000          1.150         2,098,260

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (5/05).......................  2006      1.082          1.215           181,739
                                                       2005      0.990          1.082                --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (3/05)..................................  2006      1.062          1.174           946,104
                                                       2005      0.983          1.062            76,911

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2006      1.047          1.137           651,757
                                                       2005      0.992          1.047           506,207

  Pioneer International Value VCT Subaccount (Class
  II) (6/03).........................................  2006      1.690          2.033           193,010
                                                       2005      1.495          1.690            70,518
                                                       2004      1.287          1.495            35,270
                                                       2003      1.000          1.287            12,714

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2006      1.666          1.836           347,632
                                                       2005      1.578          1.666           301,423
                                                       2004      1.321          1.578           311,747
                                                       2003      1.000          1.321           108,365

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2006      1.160          1.170           411,379
                                                       2005      1.092          1.160           285,813
                                                       2004      1.028          1.092           189,326

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (6/03).........................................  2006      1.884          2.523           135,714
                                                       2005      1.671          1.884           112,225
                                                       2004      1.258          1.671           123,816
                                                       2003      1.000          1.258            49,307

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2006      1.099          1.163           122,008
                                                       2005      1.071          1.099            64,494
                                                       2004      1.061          1.071            53,769

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2006      1.733          1.941           252,125
                                                       2005      1.590          1.733           213,830
                                                       2004      1.352          1.590           178,822
                                                       2003      1.000          1.352            34,281

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.421          1.507                --
                                                       2005      1.424          1.421            84,637
                                                       2004      1.282          1.424            69,632
                                                       2003      1.000          1.282             9,513

  Pioneer Strategic Income VCT Subaccount (Class II)
  (5/03).............................................  2006      1.179          1.229           743,330
                                                       2005      1.172          1.179           742,582
                                                       2004      1.087          1.172           664,723
                                                       2003      1.000          1.087           242,084

  Pioneer Value VCT Subaccount (Class II) (6/03).....  2006      1.335          1.507           245,711
                                                       2005      1.299          1.335           238,881
                                                       2004      1.189          1.299           175,065
                                                       2003      1.000          1.189            46,229

                         SEPARATE ACCOUNT CHARGES 1.95%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (6/03).........................................  2006      1.357          1.411         1,269,792
                                                       2005      1.274          1.357         1,364,842
                                                       2004      1.222          1.274           848,508
                                                       2003      1.000          1.222           430,200

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (6/03).............................................  2006      1.454          1.583           386,115
                                                       2005      1.382          1.454           438,003
                                                       2004      1.241          1.382           466,803
                                                       2003      1.000          1.241           187,412

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2006      1.339          1.538         2,023,238
                                                       2005      1.320          1.339         2,146,735
                                                       2004      1.213          1.320         1,948,551
                                                       2003      1.000          1.213           634,586

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (6/03)........................  2006      1.496          1.594         1,164,316
                                                       2005      1.455          1.496         1,181,221
                                                       2004      1.331          1.455           836,065
                                                       2003      1.000          1.331           327,152

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.676          1.996         1,450,277
                                                       2005      1.551          1.676         1,463,806
                                                       2004      1.334          1.551           713,262
                                                       2003      1.000          1.334           163,763

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (9/05)........  2006      1.033          1.194             2,884
                                                       2005      1.019          1.033                --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2006      1.194          1.315           468,074
                                                       2005      1.183          1.194           521,513
                                                       2004      1.112          1.183           446,590
                                                       2003      1.000          1.112           468,463

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (6/03).............................................  2006      1.438          1.561         1,048,512
                                                       2005      1.337          1.438         1,093,183
                                                       2004      1.253          1.337           940,326
                                                       2003      1.000          1.253           388,456

Met Investors Series Trust
  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (4/06)...................................  2006      0.994          1.006         1,046,250

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      0.999          1.019         5,564,547

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.049         2,308,150

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.991          0.999                --
                                                       2005      0.982          0.991         3,925,376
                                                       2004      0.992          0.982         2,750,893
                                                       2003      1.000          0.992           741,221

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.322          1.380                --
                                                       2005      1.286          1.322           699,304
                                                       2004      1.230          1.286           739,491
                                                       2003      1.000          1.230           183,462

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.838          1.998                --
                                                       2005      1.643          1.838         1,164,308
                                                       2004      1.409          1.643           813,324
                                                       2003      1.000          1.409           170,193

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (5/03).............................................  2006      1.001          1.013         1,627,172
                                                       2005      1.003          1.001         1,542,672
                                                       2004      0.993          1.003         1,593,911
                                                       2003      1.000          0.993           638,899

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (4/04).............................................  2006      0.991          1.111                --
                                                       2005      0.998          0.991           254,341
                                                       2004      1.024          0.998           214,851

  Pioneer Balanced VCT Subaccount (Class II) (6/03)..  2006      1.155          1.225                --
                                                       2005      1.135          1.155           846,588
                                                       2004      1.107          1.135           482,004
                                                       2003      1.000          1.107           127,183

  Pioneer Cullen Value VCT Subaccount (Class II)
  (3/05).............................................  2006      1.082          1.244           726,266
                                                       2005      0.986          1.082           218,649

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (6/03).............................................  2006      2.365          3.143           913,412
                                                       2005      1.753          2.365         1,050,816
                                                       2004      1.506          1.753           555,265
                                                       2003      1.000          1.506           158,378

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Equity Income VCT Subaccount (Class II)
  (6/03).............................................  2006      1.415          1.695         1,762,702
                                                       2005      1.367          1.415         1,806,855
                                                       2004      1.202          1.367         1,674,791
                                                       2003      1.000          1.202           679,000

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (5/05).........................................  2006      1.062          1.242            18,861
                                                       2005      0.978          1.062                --

  Pioneer Europe VCT Subaccount (Class II) (6/03)....  2006      1.568          1.986                --
                                                       2005      1.483          1.568            77,809
                                                       2004      1.280          1.483            67,626
                                                       2003      1.000          1.280            54,605

  Pioneer Fund VCT Subaccount (Class II) (6/03)......  2006      1.367          1.560         2,287,948
                                                       2005      1.316          1.367         2,428,570
                                                       2004      1.209          1.316         1,915,953
                                                       2003      1.000          1.209           551,597

  Pioneer Global High Yield VCT Subaccount (Class II)
  (3/05).............................................  2006      1.037          1.140           176,324
                                                       2005      0.996          1.037           109,097

  Pioneer Growth Shares VCT Subaccount (Class II)
  (6/03).............................................  2006      1.215          1.299           578,863
                                                       2005      1.200          1.215           600,682
                                                       2004      1.151          1.200           535,783
                                                       2003      1.000          1.151           371,816

  Pioneer High Yield VCT Subaccount (Class II)
  (6/03).............................................  2006      1.211          1.286         2,592,121
                                                       2005      1.215          1.211         2,797,083
                                                       2004      1.149          1.215         6,793,176
                                                       2003      1.000          1.149         1,141,451

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (5/05).......................  2006      1.081          1.214                --
                                                       2005      0.990          1.081                --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (3/05)..................................  2006      1.062          1.173         1,018,809
                                                       2005      0.983          1.062           275,252

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2006      1.047          1.136         1,587,297
                                                       2005      0.992          1.047           423,960

  Pioneer International Value VCT Subaccount (Class
  II) (6/03).........................................  2006      1.687          2.029           539,642
                                                       2005      1.494          1.687           313,001
                                                       2004      1.286          1.494           273,331
                                                       2003      1.000          1.286            94,511

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2006      1.664          1.832         1,276,784
                                                       2005      1.576          1.664         1,454,274
                                                       2004      1.320          1.576         1,190,409
                                                       2003      1.000          1.320           575,255

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2006      1.159          1.168           977,475
                                                       2005      1.092          1.159           980,067
                                                       2004      1.028          1.092           692,708

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (6/03).........................................  2006      1.881          2.518         1,048,413
                                                       2005      1.670          1.881         1,041,321
                                                       2004      1.258          1.670           885,875
                                                       2003      1.000          1.258           335,998

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2006      1.098          1.161           345,136
                                                       2005      1.070          1.098           432,403
                                                       2004      1.061          1.070           264,209

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2006      1.731          1.938           776,998
                                                       2005      1.588          1.731           747,655
                                                       2004      1.351          1.588           627,245
                                                       2003      1.000          1.351           237,883

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.419          1.504                --
                                                       2005      1.423          1.419           261,773
                                                       2004      1.282          1.423           281,934
                                                       2003      1.000          1.282           145,255

  Pioneer Strategic Income VCT Subaccount (Class II)
  (5/03).............................................  2006      1.177          1.227         3,163,710
                                                       2005      1.171          1.177         3,275,180
                                                       2004      1.086          1.171         2,035,738
                                                       2003      1.000          1.086           582,009

  Pioneer Value VCT Subaccount (Class II) (6/03).....  2006      1.333          1.504         1,534,780
                                                       2005      1.298          1.333         1,563,942
                                                       2004      1.188          1.298           822,153
                                                       2003      1.000          1.188           143,518

                         SEPARATE ACCOUNT CHARGES 2.00%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (6/03).........................................  2006      1.277          1.328          130,619
                                                       2005      1.200          1.277               --
                                                       2004      1.151          1.200               --
                                                       2003      1.000          1.151               --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (6/03).............................................  2006      1.318          1.434               --
                                                       2005      1.253          1.318               --
                                                       2004      1.126          1.253               --
                                                       2003      1.004          1.126               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2006      1.269          1.457          123,477
                                                       2005      1.252          1.269               --
                                                       2004      1.151          1.252               --
                                                       2003      1.000          1.151               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (6/03)........................  2006      1.372          1.462               --
                                                       2005      1.336          1.372               --
                                                       2004      1.223          1.336               --
                                                       2003      1.000          1.223               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.526          1.817           55,765
                                                       2005      1.413          1.526               --
                                                       2004      1.216          1.413               --
                                                       2003      1.000          1.216               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (9/05)........  2006      1.033          1.193               --
                                                       2005      1.019          1.033               --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2006      1.131          1.244               --
                                                       2005      1.120          1.131               --
                                                       2004      1.053          1.120               --
                                                       2003      1.000          1.053               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (6/03).............................................  2006      1.317          1.430           60,868
                                                       2005      1.226          1.317               --
                                                       2004      1.149          1.226               --
                                                       2003      1.000          1.149               --

Met Investors Series Trust
  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (4/06)...................................  2006      0.994          1.005           28,907

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      0.999          1.019               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.049           30,070

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.992          0.999               --
                                                       2005      0.983          0.992               --
                                                       2004      0.993          0.983               --
                                                       2003      1.000          0.993               --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.237          1.291               --
                                                       2005      1.204          1.237               --
                                                       2004      1.152          1.204               --
                                                       2003      1.000          1.152               --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.650          1.794               --
                                                       2005      1.476          1.650           16,696
                                                       2004      1.267          1.476               --
                                                       2003      1.000          1.267               --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (5/03).............................................  2006      0.990          1.001               --
                                                       2005      0.993          0.990               --
                                                       2004      0.983          0.993               --
                                                       2003      1.000          0.983               --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (4/04).............................................  2006      0.990          1.109               --
                                                       2005      0.998          0.990               --
                                                       2004      1.024          0.998               --

  Pioneer Balanced VCT Subaccount (Class II) (6/03)..  2006      1.089          1.154               --
                                                       2005      1.071          1.089               --
                                                       2004      1.045          1.071               --
                                                       2003      1.000          1.045               --

  Pioneer Cullen Value VCT Subaccount (Class II)
  (3/05).............................................  2006      1.082          1.242               --
                                                       2005      0.986          1.082               --

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (6/03).............................................  2006      2.156          2.863               --
                                                       2005      1.598          2.156               --
                                                       2004      1.374          1.598               --
                                                       2003      1.000          1.374               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Equity Income VCT Subaccount (Class II)
  (6/03).............................................  2006      1.309          1.567               --
                                                       2005      1.265          1.309               --
                                                       2004      1.112          1.265               --
                                                       2003      1.000          1.112               --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (5/05).........................................  2006      1.061          1.241               --
                                                       2005      0.978          1.061               --

  Pioneer Europe VCT Subaccount (Class II) (6/03)....  2006      1.462          1.850               --
                                                       2005      1.383          1.462               --
                                                       2004      1.194          1.383               --
                                                       2003      0.990          1.194               --

  Pioneer Fund VCT Subaccount (Class II) (6/03)......  2006      1.278          1.458               --
                                                       2005      1.231          1.278               --
                                                       2004      1.132          1.231               --
                                                       2003      1.000          1.132               --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (3/05).............................................  2006      1.037          1.139               --
                                                       2005      0.996          1.037               --

  Pioneer Growth Shares VCT Subaccount (Class II)
  (6/03).............................................  2006      1.146          1.225           47,677
                                                       2005      1.133          1.146           47,677
                                                       2004      1.087          1.133               --
                                                       2003      1.000          1.087               --

  Pioneer High Yield VCT Subaccount (Class II)
  (6/03).............................................  2006      1.139          1.209               --
                                                       2005      1.143          1.139               --
                                                       2004      1.082          1.143               --
                                                       2003      1.000          1.082               --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (5/05).......................  2006      1.081          1.213               --
                                                       2005      0.990          1.081               --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (3/05)..................................  2006      1.061          1.172           24,405
                                                       2005      0.983          1.061               --

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2006      1.047          1.135               --
                                                       2005      0.992          1.047               --

  Pioneer International Value VCT Subaccount (Class
  II) (6/03).........................................  2006      1.571          1.888               --
                                                       2005      1.391          1.571               --
                                                       2004      1.199          1.391               --
                                                       2003      0.996          1.199               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2006      1.513          1.665               --
                                                       2005      1.434          1.513               --
                                                       2004      1.201          1.434               --
                                                       2003      1.000          1.201               --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2006      1.157          1.166          295,656
                                                       2005      1.092          1.157               --
                                                       2004      1.028          1.092               --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (6/03).........................................  2006      1.811          2.423               --
                                                       2005      1.608          1.811               --
                                                       2004      1.212          1.608               --
                                                       2003      1.000          1.212               --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2006      1.097          1.159            6,197
                                                       2005      1.070          1.097               --
                                                       2004      1.061          1.070               --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2006      1.547          1.731               --
                                                       2005      1.420          1.547               --
                                                       2004      1.209          1.420               --
                                                       2003      1.000          1.209               --

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.298          1.376               --
                                                       2005      1.303          1.298               --
                                                       2004      1.174          1.303               --
                                                       2003      1.000          1.174               --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (5/03).............................................  2006      1.132          1.179               --
                                                       2005      1.127          1.132               --
                                                       2004      1.045          1.127               --
                                                       2003      1.000          1.045               --

  Pioneer Value VCT Subaccount (Class II) (6/03).....  2006      1.255          1.415           43,535
                                                       2005      1.223          1.255           43,535
                                                       2004      1.120          1.223               --
                                                       2003      0.993          1.120               --

                         SEPARATE ACCOUNT CHARGES 2.05%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (6/03).........................................  2006      1.124          1.168           103,090
                                                       2005      1.056          1.124            46,496
                                                       2004      1.000          1.056               844

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (6/03).............................................  2006      1.121          1.219            88,218
                                                       2005      1.067          1.121            43,079
                                                       2004      1.000          1.067             8,165

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2006      1.089          1.249           468,088
                                                       2005      1.074          1.089           244,641
                                                       2004      1.000          1.074            12,643

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (6/03)........................  2006      1.116          1.188           173,643
                                                       2005      1.087          1.116           117,518
                                                       2004      1.000          1.087            13,337

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.250          1.487           687,284
                                                       2005      1.158          1.250           634,305
                                                       2004      1.000          1.158             5,330

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (9/05)........  2006      1.032          1.192                --
                                                       2005      1.019          1.032                --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2006      1.065          1.171            29,814
                                                       2005      1.055          1.065            11,621
                                                       2004      1.000          1.055                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (6/03).............................................  2006      1.133          1.229           515,241
                                                       2005      1.054          1.133           219,766
                                                       2004      1.000          1.054                --

Met Investors Series Trust
  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (4/06)...................................  2006      0.994          1.005           287,199

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      1.011          1.031         2,713,214

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.049           437,104

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      1.004          1.011                --
                                                       2005      0.996          1.004           982,648
                                                       2004      1.000          0.996            49,045

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.077          1.124                --
                                                       2005      1.049          1.077           165,274
                                                       2004      1.000          1.049               900

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.309          1.422                --
                                                       2005      1.171          1.309           160,010
                                                       2004      1.000          1.171                --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (5/03).............................................  2006      1.031          1.042           395,389
                                                       2005      1.034          1.031           237,592
                                                       2004      1.000          1.034            24,443

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (4/04).............................................  2006      0.985          1.103                --
                                                       2005      0.994          0.985            78,551
                                                       2004      1.000          0.994            11,999

  Pioneer Balanced VCT Subaccount (Class II) (6/03)..  2006      1.044          1.106                --
                                                       2005      1.028          1.044            26,439
                                                       2004      1.000          1.028             2,998

  Pioneer Cullen Value VCT Subaccount (Class II)
  (3/05).............................................  2006      1.082          1.241           417,752
                                                       2005      0.986          1.082           184,529

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (6/03).............................................  2006      1.749          2.322           461,008
                                                       2005      1.297          1.749           212,653
                                                       2004      1.000          1.297                --

  Pioneer Equity Income VCT Subaccount (Class II)
  (6/03).............................................  2006      1.165          1.394           573,806
                                                       2005      1.127          1.165           323,924
                                                       2004      1.000          1.127            12,717

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (5/05).........................................  2006      1.061          1.240            41,682
                                                       2005      0.978          1.061                --

  Pioneer Europe VCT Subaccount (Class II) (6/03)....  2006      1.246          1.576                --
                                                       2005      1.179          1.246             2,170
                                                       2004      1.000          1.179                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Fund VCT Subaccount (Class II) (6/03)......  2006      1.134          1.292           186,226
                                                       2005      1.092          1.134           145,914
                                                       2004      1.000          1.092               485

  Pioneer Global High Yield VCT Subaccount (Class II)
  (3/05).............................................  2006      1.037          1.138           531,783
                                                       2005      0.996          1.037           136,110

  Pioneer Growth Shares VCT Subaccount (Class II)
  (6/03).............................................  2006      1.095          1.170            93,173
                                                       2005      1.083          1.095            40,677
                                                       2004      1.000          1.083             8,076

  Pioneer High Yield VCT Subaccount (Class II)
  (6/03).............................................  2006      1.083          1.148           332,281
                                                       2005      1.087          1.083           183,990
                                                       2004      1.000          1.087            15,044

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (5/05).......................  2006      1.081          1.212         1,073,402
                                                       2005      0.990          1.081           438,092

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (3/05)..................................  2006      1.061          1.171         2,149,431
                                                       2005      0.983          1.061         1,030,211

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2006      1.046          1.134         2,352,055
                                                       2005      0.992          1.046           334,379

  Pioneer International Value VCT Subaccount (Class
  II) (6/03).........................................  2006      1.323          1.589            83,438
                                                       2005      1.172          1.323            28,541
                                                       2004      1.000          1.172                --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2006      1.208          1.329           533,228
                                                       2005      1.146          1.208           434,277
                                                       2004      1.000          1.146             9,221

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2006      1.136          1.144           229,325
                                                       2005      1.072          1.136           174,584
                                                       2004      1.000          1.072             8,531

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (6/03).........................................  2006      1.475          1.972           374,390
                                                       2005      1.310          1.475           204,399
                                                       2004      1.000          1.310             2,561

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2006      1.037          1.096            35,054
                                                       2005      1.012          1.037            33,244
                                                       2004      1.000          1.012               525

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2006      1.258          1.407           166,218
                                                       2005      1.156          1.258            99,965
                                                       2004      1.000          1.156                --

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.105          1.171                --
                                                       2005      1.110          1.105             8,543
                                                       2004      1.000          1.110                --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (5/03).............................................  2006      1.105          1.150           818,446
                                                       2005      1.100          1.105           497,292
                                                       2004      1.000          1.100            23,582

  Pioneer Value VCT Subaccount (Class II) (6/03).....  2006      1.116          1.258           110,792
                                                       2005      1.088          1.116           105,732
                                                       2004      1.000          1.088            12,050




                         SEPARATE ACCOUNT CHARGES 2.10%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (6/03).........................................  2006      1.351          1.404           416,394
                                                       2005      1.271          1.351           446,572
                                                       2004      1.221          1.271           361,404
                                                       2003      1.000          1.221            74,704

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (6/03).............................................  2006      1.448          1.574           464,195
                                                       2005      1.379          1.448           517,792
                                                       2004      1.240          1.379           536,920
                                                       2003      1.000          1.240           199,337

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2006      1.334          1.530         1,280,290
                                                       2005      1.317          1.334         1,207,567
                                                       2004      1.211          1.317         1,149,736
                                                       2003      1.000          1.211           352,519

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (6/03)........................  2006      1.490          1.586           708,635
                                                       2005      1.452          1.490           699,155
                                                       2004      1.330          1.452           670,562
                                                       2003      1.000          1.330           271,190

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.669          1.985           878,606
                                                       2005      1.547          1.669           885,241
                                                       2004      1.333          1.547           735,725
                                                       2003      1.000          1.333           146,224

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (9/05)........  2006      1.032          1.191                --
                                                       2005      1.018          1.032                --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2006      1.190          1.308           613,292
                                                       2005      1.180          1.190           631,534
                                                       2004      1.111          1.180           455,007
                                                       2003      1.000          1.111           217,412

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (6/03).............................................  2006      1.432          1.553           743,695
                                                       2005      1.334          1.432           819,639
                                                       2004      1.252          1.334           855,357
                                                       2003      1.000          1.252           377,521

Met Investors Series Trust
  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (4/06)...................................  2006      0.994          1.005           310,010

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      0.994          1.013         1,615,989

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.048           854,687

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.987          0.994                --
                                                       2005      0.980          0.987         1,548,431
                                                       2004      0.991          0.980         1,250,641
                                                       2003      1.000          0.991           312,983

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.317          1.374                --
                                                       2005      1.283          1.317           334,168
                                                       2004      1.229          1.283           377,643
                                                       2003      1.000          1.229           152,620

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.831          1.990                --
                                                       2005      1.639          1.831           472,694
                                                       2004      1.408          1.639           386,948
                                                       2003      1.000          1.408            33,301

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (5/03).............................................  2006      0.997          1.007           728,214
                                                       2005      1.001          0.997           797,022
                                                       2004      0.992          1.001           609,296
                                                       2003      1.000          0.992           250,581

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (4/04).............................................  2006      0.988          1.106                --
                                                       2005      0.997          0.988           211,240
                                                       2004      1.024          0.997           178,298

  Pioneer Balanced VCT Subaccount (Class II) (6/03)..  2006      1.151          1.218                --
                                                       2005      1.133          1.151           282,837
                                                       2004      1.106          1.133           226,707
                                                       2003      1.000          1.106            52,925

  Pioneer Cullen Value VCT Subaccount (Class II)
  (3/05).............................................  2006      1.081          1.240           187,865
                                                       2005      0.986          1.081           124,388

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (6/03).............................................  2006      2.356          3.127           377,219
                                                       2005      1.748          2.356           328,577
                                                       2004      1.505          1.748           248,330
                                                       2003      1.000          1.505            42,611

  Pioneer Equity Income VCT Subaccount (Class II)
  (6/03).............................................  2006      1.410          1.686         1,023,551
                                                       2005      1.364          1.410           751,186
                                                       2004      1.201          1.364           636,842
                                                       2003      1.000          1.201           126,214

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (5/05).........................................  2006      1.061          1.239                --
                                                       2005      0.978          1.061                --

  Pioneer Europe VCT Subaccount (Class II) (6/03)....  2006      1.562          1.975                --
                                                       2005      1.480          1.562            57,996
                                                       2004      1.278          1.480            13,891
                                                       2003      1.000          1.278             7,941

  Pioneer Fund VCT Subaccount (Class II) (6/03)......  2006      1.361          1.551         1,206,460
                                                       2005      1.312          1.361         1,361,509
                                                       2004      1.208          1.312         1,389,532
                                                       2003      1.000          1.208           434,413

  Pioneer Global High Yield VCT Subaccount (Class II)
  (3/05).............................................  2006      1.036          1.137           242,024
                                                       2005      0.996          1.036           142,739

  Pioneer Growth Shares VCT Subaccount (Class II)
  (6/03).............................................  2006      1.210          1.292           355,044
                                                       2005      1.197          1.210           499,326
                                                       2004      1.149          1.197           548,642
                                                       2003      1.000          1.149           279,238

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer High Yield VCT Subaccount (Class II)
  (6/03).............................................  2006      1.207          1.279         1,619,518
                                                       2005      1.212          1.207         2,300,862
                                                       2004      1.148          1.212         2,487,816
                                                       2003      1.000          1.148         1,124,041

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (5/05).......................  2006      1.080          1.211            80,909
                                                       2005      0.989          1.080             4,746

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (3/05)..................................  2006      1.061          1.170           831,713
                                                       2005      0.983          1.061           207,570

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2006      1.046          1.133           755,026
                                                       2005      0.992          1.046           107,925

  Pioneer International Value VCT Subaccount (Class
  II) (6/03).........................................  2006      1.681          2.018           712,617
                                                       2005      1.490          1.681           182,026
                                                       2004      1.285          1.490           104,891
                                                       2003      1.000          1.285           172,623

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2006      1.658          1.822           729,027
                                                       2005      1.572          1.658           898,865
                                                       2004      1.319          1.572           739,522
                                                       2003      1.000          1.319           296,115

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2006      1.155          1.163           802,328
                                                       2005      1.091          1.155           607,804
                                                       2004      1.028          1.091           362,695

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (6/03).........................................  2006      1.874          2.504           622,287
                                                       2005      1.666          1.874           606,919
                                                       2004      1.256          1.666           613,969
                                                       2003      1.000          1.256           204,599

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2006      1.095          1.156           202,341
                                                       2005      1.069          1.095           208,372
                                                       2004      1.061          1.069           189,758

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2006      1.724          1.927           422,101
                                                       2005      1.585          1.724           349,541
                                                       2004      1.350          1.585           410,789
                                                       2003      1.000          1.350           107,851

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.413          1.498                --
                                                       2005      1.420          1.413           234,345
                                                       2004      1.281          1.420           242,393
                                                       2003      1.000          1.281           138,991

  Pioneer Strategic Income VCT Subaccount (Class II)
  (5/03).............................................  2006      1.173          1.220         1,417,746
                                                       2005      1.169          1.173         1,481,127
                                                       2004      1.085          1.169         1,103,963
                                                       2003      1.000          1.085           173,043

  Pioneer Value VCT Subaccount (Class II) (6/03).....  2006      1.327          1.496           512,448
                                                       2005      1.295          1.327           550,876
                                                       2004      1.187          1.295           546,256
                                                       2003      1.000          1.187            74,180




                         SEPARATE ACCOUNT CHARGES 2.15%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (6/03).........................................  2006      1.350          1.401          190,377
                                                       2005      1.270          1.350           57,659
                                                       2004      1.220          1.270           55,738
                                                       2003      1.000          1.220           36,400

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (6/03).............................................  2006      1.446          1.571           70,500
                                                       2005      1.378          1.446           71,993
                                                       2004      1.239          1.378           73,592
                                                       2003      1.000          1.239           66,556

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2006      1.332          1.527          364,809
                                                       2005      1.316          1.332          341,548
                                                       2004      1.211          1.316          183,238
                                                       2003      1.000          1.211           29,461

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (6/03)........................  2006      1.488          1.583          119,896
                                                       2005      1.451          1.488           79,075
                                                       2004      1.330          1.451           46,779
                                                       2003      1.000          1.330            8,707

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.667          1.982           94,875
                                                       2005      1.546          1.667           48,118
                                                       2004      1.333          1.546            9,059
                                                       2003      1.000          1.333            3,495

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (9/05)........  2006      1.031          1.190               --
                                                       2005      1.018          1.031               --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2006      1.188          1.305           65,655
                                                       2005      1.179          1.188           67,637
                                                       2004      1.110          1.179           69,791
                                                       2003      1.000          1.110           43,872

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (6/03).............................................  2006      1.430          1.550          198,987
                                                       2005      1.333          1.430          193,029
                                                       2004      1.252          1.333          164,993
                                                       2003      1.000          1.252           12,843

Met Investors Series Trust
  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (4/06)...................................  2006      0.994          1.004          348,084

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      0.993          1.011          122,004

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.048          332,675

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.986          0.993               --
                                                       2005      0.979          0.986          229,111
                                                       2004      0.990          0.979          228,855
                                                       2003      1.000          0.990               --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.315          1.372               --
                                                       2005      1.281          1.315          171,811
                                                       2004      1.228          1.281          165,141
                                                       2003      1.000          1.228           32,569

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.828          1.987               --
                                                       2005      1.638          1.828          174,308
                                                       2004      1.407          1.638          144,105
                                                       2003      1.000          1.407           17,668

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (5/03).............................................  2006      0.996          1.006           10,670
                                                       2005      1.000          0.996            9,844
                                                       2004      0.991          1.000            9,570
                                                       2003      1.000          0.991               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (4/04).............................................  2006      0.987          1.105               --
                                                       2005      0.997          0.987               --
                                                       2004      1.024          0.997               --

  Pioneer Balanced VCT Subaccount (Class II) (6/03)..  2006      1.149          1.216               --
                                                       2005      1.132          1.149               --
                                                       2004      1.106          1.132               --
                                                       2003      1.000          1.106               --

  Pioneer Cullen Value VCT Subaccount (Class II)
  (3/05).............................................  2006      1.081          1.239           40,812
                                                       2005      0.986          1.081           13,622

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (6/03).............................................  2006      2.353          3.121           34,458
                                                       2005      1.747          2.353           25,637
                                                       2004      1.504          1.747           12,218
                                                       2003      1.000          1.504            8,367

  Pioneer Equity Income VCT Subaccount (Class II)
  (6/03).............................................  2006      1.408          1.683          218,037
                                                       2005      1.363          1.408          231,103
                                                       2004      1.200          1.363          117,136
                                                       2003      1.000          1.200          119,366

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (5/05).........................................  2006      1.060          1.237               --
                                                       2005      0.977          1.060               --

  Pioneer Europe VCT Subaccount (Class II) (6/03)....  2006      1.560          1.971               --
                                                       2005      1.478          1.560            1,594
                                                       2004      1.278          1.478            1,597
                                                       2003      1.000          1.278               --

  Pioneer Fund VCT Subaccount (Class II) (6/03)......  2006      1.359          1.548           40,463
                                                       2005      1.311          1.359           40,727
                                                       2004      1.208          1.311           40,836
                                                       2003      1.000          1.208           15,280

  Pioneer Global High Yield VCT Subaccount (Class II)
  (3/05).............................................  2006      1.036          1.136           70,425
                                                       2005      0.996          1.036           85,592

  Pioneer Growth Shares VCT Subaccount (Class II)
  (6/03).............................................  2006      1.208          1.289          104,811
                                                       2005      1.196          1.208           12,915
                                                       2004      1.149          1.196           20,367
                                                       2003      1.000          1.149            8,812

  Pioneer High Yield VCT Subaccount (Class II)
  (6/03).............................................  2006      1.205          1.277          438,612
                                                       2005      1.211          1.205          450,737
                                                       2004      1.148          1.211          453,688
                                                       2003      1.000          1.148           44,674

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (5/05).......................  2006      1.080          1.210               --
                                                       2005      0.989          1.080               --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (3/05)..................................  2006      1.060          1.169          113,340
                                                       2005      0.983          1.060               --

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2006      1.045          1.132          183,481
                                                       2005      0.992          1.045          123,038

  Pioneer International Value VCT Subaccount (Class
  II) (6/03).........................................  2006      1.679          2.014           18,680
                                                       2005      1.489          1.679            2,728
                                                       2004      1.284          1.489            2,733
                                                       2003      1.000          1.284               --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2006      1.655          1.819          117,988
                                                       2005      1.571          1.655          140,606
                                                       2004      1.318          1.571           28,881
                                                       2003      1.000          1.318           16,574

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2006      1.154          1.161           11,879
                                                       2005      1.090          1.154           11,879
                                                       2004      1.028          1.090               --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (6/03).........................................  2006      1.871          2.500          123,052
                                                       2005      1.664          1.871          129,963
                                                       2004      1.256          1.664          140,554
                                                       2003      1.000          1.256            8,492

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2006      1.094          1.155           32,939
                                                       2005      1.069          1.094               --
                                                       2004      1.061          1.069               --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2006      1.722          1.923           96,279
                                                       2005      1.583          1.722          104,867
                                                       2004      1.349          1.583           76,513
                                                       2003      1.000          1.349           65,290

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.411          1.495               --
                                                       2005      1.418          1.411            1,595
                                                       2004      1.280          1.418            1,597
                                                       2003      1.000          1.280               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Strategic Income VCT Subaccount (Class II)
  (5/03).............................................  2006      1.171          1.218           78,121
                                                       2005      1.167          1.171          124,011
                                                       2004      1.085          1.167           90,059
                                                       2003      1.000          1.085           85,323

  Pioneer Value VCT Subaccount (Class II) (6/03).....  2006      1.326          1.493           52,762
                                                       2005      1.294          1.326           54,568
                                                       2004      1.187          1.294           36,753
                                                       2003      1.000          1.187           34,614




                         SEPARATE ACCOUNT CHARGES 2.20%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (6/03).........................................  2006      1.271          1.318              5,071
                                                       2005      1.196          1.271              4,665
                                                       2004      1.150          1.196                 --
                                                       2003      1.000          1.150                 --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (6/03).............................................  2006      1.311          1.424             30,078
                                                       2005      1.250          1.311             18,084
                                                       2004      1.125          1.250                 --
                                                       2003      1.004          1.125                 --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2006      1.263          1.447            123,344
                                                       2005      1.248          1.263             40,761
                                                       2004      1.149          1.248             15,963
                                                       2003      1.000          1.149                 --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (6/03)........................  2006      1.365          1.452             61,641
                                                       2005      1.332          1.365             33,449
                                                       2004      1.221          1.332             13,077
                                                       2003      1.000          1.221                 --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.518          1.804            240,657
                                                       2005      1.409          1.518            240,002
                                                       2004      1.215          1.409                 --
                                                       2003      1.000          1.215                 --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (9/05)........  2006      1.031          1.189             36,756
                                                       2005      1.018          1.031                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2006      1.125          1.235            571,536
                                                       2005      1.117          1.125                 --
                                                       2004      1.052          1.117                 --
                                                       2003      1.000          1.052                 --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (6/03).............................................  2006      1.311          1.420            155,484
                                                       2005      1.222          1.311             30,519
                                                       2004      1.148          1.222                 --
                                                       2003      1.000          1.148                 --

Met Investors Series Trust
  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (4/06)...................................  2006      0.994          1.004             72,558

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      0.993          1.012          1,621,168

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.047            159,641

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.987          0.993                 --
                                                       2005      0.980          0.987            448,027
                                                       2004      0.992          0.980            270,004
                                                       2003      1.000          0.992                 --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.231          1.284                 --
                                                       2005      1.200          1.231             15,372
                                                       2004      1.151          1.200             15,509
                                                       2003      1.000          1.151                 --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.642          1.784                 --
                                                       2005      1.472          1.642             32,542
                                                       2004      1.265          1.472                439
                                                       2003      1.000          1.265                 --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (5/03).............................................  2006      0.985          0.994             62,657
                                                       2005      0.990          0.985             51,848
                                                       2004      0.982          0.990              1,733
                                                       2003      1.000          0.982                 --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (4/04).............................................  2006      0.986          1.103                 --
                                                       2005      0.996          0.986                 --
                                                       2004      1.024          0.996                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Balanced VCT Subaccount (Class II) (6/03)..  2006      1.084          1.146                 --
                                                       2005      1.068          1.084            176,358
                                                       2004      1.044          1.068                 --
                                                       2003      1.000          1.044                 --

  Pioneer Cullen Value VCT Subaccount (Class II)
  (3/05).............................................  2006      1.080          1.238            364,624
                                                       2005      0.986          1.080             48,517

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (6/03).............................................  2006      2.145          2.843             76,874
                                                       2005      1.593          2.145             45,940
                                                       2004      1.372          1.593                 --
                                                       2003      1.000          1.372                 --

  Pioneer Equity Income VCT Subaccount (Class II)
  (6/03).............................................  2006      1.302          1.556            102,535
                                                       2005      1.261          1.302             34,858
                                                       2004      1.111          1.261              1,953
                                                       2003      1.000          1.111                 --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (5/05).........................................  2006      1.060          1.236              3,398
                                                       2005      0.977          1.060             19,224

  Pioneer Europe VCT Subaccount (Class II) (6/03)....  2006      1.454          1.837                 --
                                                       2005      1.379          1.454             11,239
                                                       2004      1.193          1.379                 --
                                                       2003      0.990          1.193                 --

  Pioneer Fund VCT Subaccount (Class II) (6/03)......  2006      1.272          1.448             18,330
                                                       2005      1.227          1.272             22,057
                                                       2004      1.131          1.227                 --
                                                       2003      1.000          1.131                 --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (3/05).............................................  2006      1.035          1.135            391,488
                                                       2005      0.996          1.035                 --

  Pioneer Growth Shares VCT Subaccount (Class II)
  (6/03).............................................  2006      1.140          1.216             16,645
                                                       2005      1.129          1.140                 --
                                                       2004      1.086          1.129                 --
                                                       2003      1.000          1.086                 --

  Pioneer High Yield VCT Subaccount (Class II)
  (6/03).............................................  2006      1.133          1.200            164,078
                                                       2005      1.139          1.133              7,137
                                                       2004      1.081          1.139                 --
                                                       2003      1.000          1.081                 --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (5/05).......................  2006      1.079          1.208            178,542
                                                       2005      0.989          1.079             24,920

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (3/05)..................................  2006      1.060          1.168         16,802,370
                                                       2005      0.983          1.060            484,871

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2006      1.045          1.131          7,654,407
                                                       2005      0.992          1.045            252,212

  Pioneer International Value VCT Subaccount (Class
  II) (6/03).........................................  2006      1.563          1.875             46,428
                                                       2005      1.387          1.563             13,700
                                                       2004      1.197          1.387                 --
                                                       2003      0.996          1.197                 --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2006      1.505          1.653            104,780
                                                       2005      1.430          1.505             41,160
                                                       2004      1.200          1.430             12,545
                                                       2003      1.000          1.200                 --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2006      1.153          1.160             55,439
                                                       2005      1.090          1.153              5,021
                                                       2004      1.028          1.090                 --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (6/03).........................................  2006      1.802          2.406             62,116
                                                       2005      1.603          1.802             27,438
                                                       2004      1.211          1.603                788
                                                       2003      1.000          1.211                 --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2006      1.093          1.153             12,074
                                                       2005      1.068          1.093                 --
                                                       2004      1.061          1.068                 --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2006      1.539          1.719             49,532
                                                       2005      1.416          1.539             18,165
                                                       2004      1.207          1.416                 --
                                                       2003      1.000          1.207                 --

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.291          1.368                 --
                                                       2005      1.299          1.291                 --
                                                       2004      1.173          1.299                 --
                                                       2003      1.000          1.173                 --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (5/03).............................................  2006      1.126          1.170            425,438
                                                       2005      1.123          1.126             77,227
                                                       2004      1.044          1.123             16,936
                                                       2003      1.000          1.044                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Value VCT Subaccount (Class II) (6/03).....  2006      1.248          1.405             27,261
                                                       2005      1.219          1.248             20,307
                                                       2004      1.119          1.219                 --
                                                       2003      0.993          1.119                 --




                         SEPARATE ACCOUNT CHARGES 2.25%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (6/03).........................................  2006      1.127          1.169               --
                                                       2005      1.062          1.127               --
                                                       2004      1.000          1.062               --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (6/03).............................................  2006      1.155          1.253               --
                                                       2005      1.101          1.155               --
                                                       2004      1.000          1.101               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2006      1.101          1.260           10,032
                                                       2005      1.088          1.101            7,955
                                                       2004      1.000          1.088               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (6/03)........................  2006      1.134          1.206            7,851
                                                       2005      1.107          1.134               --
                                                       2004      1.000          1.107               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.242          1.475               --
                                                       2005      1.153          1.242               --
                                                       2004      1.000          1.153               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (9/05)........  2006      1.030          1.188               --
                                                       2005      1.018          1.030               --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2006      1.052          1.154               --
                                                       2005      1.044          1.052               --
                                                       2004      1.000          1.044               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (6/03).............................................  2006      1.112          1.204           51,528
                                                       2005      1.037          1.112            8,278
                                                       2004      1.000          1.037               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Met Investors Series Trust
  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (4/06)...................................  2006      0.994          1.003           61,886

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      1.003          1.022               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.047           51,677

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.997          1.003               --
                                                       2005      0.991          0.997               --
                                                       2004      1.000          0.991               --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.092          1.138               --
                                                       2005      1.065          1.092            8,108
                                                       2004      1.000          1.065               --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.299          1.411               --
                                                       2005      1.165          1.299            7,189
                                                       2004      1.000          1.165               --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (5/03).............................................  2006      0.987          0.996               --
                                                       2005      0.992          0.987               --
                                                       2004      1.000          0.992               --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (4/04).............................................  2006      0.986          1.102               --
                                                       2005      0.996          0.986               --
                                                       2004      1.024          0.996               --

  Pioneer Balanced VCT Subaccount (Class II) (6/03)..  2006      1.035          1.094               --
                                                       2005      1.020          1.035               --
                                                       2004      1.000          1.020               --

  Pioneer Cullen Value VCT Subaccount (Class II)
  (3/05).............................................  2006      1.080          1.237               --
                                                       2005      0.986          1.080               --

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (6/03).............................................  2006      1.537          2.037           27,146
                                                       2005      1.142          1.537               --
                                                       2004      1.000          1.142               --

  Pioneer Equity Income VCT Subaccount (Class II)
  (6/03).............................................  2006      1.168          1.395               --
                                                       2005      1.132          1.168               --
                                                       2004      1.000          1.132               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (5/05).........................................  2006      1.059          1.235               --
                                                       2005      0.977          1.059               --

  Pioneer Europe VCT Subaccount (Class II) (6/03)....  2006      1.257          1.586               --
                                                       2005      1.192          1.257               --
                                                       2004      1.000          1.192               --

  Pioneer Fund VCT Subaccount (Class II) (6/03)......  2006      1.143          1.300               --
                                                       2005      1.103          1.143               --
                                                       2004      1.000          1.103               --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (3/05).............................................  2006      1.035          1.134               --
                                                       2005      0.996          1.035               --

  Pioneer Growth Shares VCT Subaccount (Class II)
  (6/03).............................................  2006      1.069          1.140               --
                                                       2005      1.060          1.069               --
                                                       2004      1.000          1.060               --

  Pioneer High Yield VCT Subaccount (Class II)
  (6/03).............................................  2006      1.025          1.085               --
                                                       2005      1.031          1.025               --
                                                       2004      1.000          1.031               --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (5/05).......................  2006      1.079          1.207               --
                                                       2005      0.989          1.079               --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (3/05)..................................  2006      1.059          1.167               --
                                                       2005      0.983          1.059               --

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2006      1.045          1.130               --
                                                       2005      0.992          1.045               --

  Pioneer International Value VCT Subaccount (Class
  II) (6/03).........................................  2006      1.329          1.593               --
                                                       2005      1.180          1.329               --
                                                       2004      1.000          1.180               --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2006      1.231          1.351               --
                                                       2005      1.170          1.231               --
                                                       2004      1.000          1.170               --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2006      1.152          1.158               --
                                                       2005      1.089          1.152               --
                                                       2004      1.028          1.089               --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (6/03).........................................  2006      1.393          1.859           30,480
                                                       2005      1.240          1.393            6,621
                                                       2004      1.000          1.240               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2006      1.092          1.151            2,344
                                                       2005      1.068          1.092               --
                                                       2004      1.061          1.068               --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2006      1.235          1.378            5,080
                                                       2005      1.137          1.235               --
                                                       2004      1.000          1.137               --

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.082          1.146               --
                                                       2005      1.089          1.082               --
                                                       2004      1.000          1.089               --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (5/03).............................................  2006      1.060          1.101               --
                                                       2005      1.058          1.060               --
                                                       2004      1.000          1.058               --

  Pioneer Value VCT Subaccount (Class II) (6/03).....  2006      1.113          1.253               --
                                                       2005      1.088          1.113               --
                                                       2004      1.000          1.088               --




                         SEPARATE ACCOUNT CHARGES 2.30%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (6/03).........................................  2006      1.344          1.393           473,301
                                                       2005      1.267          1.344           476,742
                                                       2004      1.219          1.267           457,426
                                                       2003      1.000          1.219           128,865

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (6/03).............................................  2006      1.441          1.563           199,857
                                                       2005      1.374          1.441           195,658
                                                       2004      1.238          1.374           180,764
                                                       2003      1.000          1.238            19,208

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2006      1.327          1.518           850,577
                                                       2005      1.312          1.327           882,683
                                                       2004      1.210          1.312           855,680
                                                       2003      1.000          1.210           302,021

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (6/03)........................  2006      1.482          1.574           355,821
                                                       2005      1.447          1.482           360,559
                                                       2004      1.328          1.447           365,658
                                                       2003      1.000          1.328           177,710

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.661          1.971           352,967
                                                       2005      1.542          1.661           336,958
                                                       2004      1.331          1.542           302,044
                                                       2003      1.000          1.331            93,864

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (9/05)........  2006      1.030          1.187               532
                                                       2005      1.017          1.030                --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2006      1.183          1.298           130,903
                                                       2005      1.176          1.183           144,409
                                                       2004      1.109          1.176           136,568
                                                       2003      1.000          1.109            65,191

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (6/03).............................................  2006      1.424          1.542           849,780
                                                       2005      1.329          1.424           870,547
                                                       2004      1.250          1.329           825,312
                                                       2003      1.000          1.250           258,579

Met Investors Series Trust
  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (4/06)...................................  2006      0.994          1.003           218,926

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      0.988          1.006           650,299

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.047           565,434

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.982          0.988                --
                                                       2005      0.977          0.982           380,021
                                                       2004      0.989          0.977           473,317
                                                       2003      1.000          0.989            14,082

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.310          1.366                --
                                                       2005      1.278          1.310           203,031
                                                       2004      1.227          1.278           213,927
                                                       2003      1.000          1.227            81,960

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.821          1.978                --
                                                       2005      1.634          1.821           297,416
                                                       2004      1.406          1.634           293,434
                                                       2003      1.000          1.406            77,896

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (5/03).............................................  2006      0.992          1.000           595,159
                                                       2005      0.997          0.992           600,036
                                                       2004      0.991          0.997           575,654
                                                       2003      1.000          0.991           271,430

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (4/04).............................................  2006      0.985          1.100                --
                                                       2005      0.996          0.985            41,869
                                                       2004      1.024          0.996            41,346

  Pioneer Balanced VCT Subaccount (Class II) (6/03)..  2006      1.144          1.209                --
                                                       2005      1.129          1.144           191,246
                                                       2004      1.105          1.129           178,277
                                                       2003      1.000          1.105            57,723

  Pioneer Cullen Value VCT Subaccount (Class II)
  (3/05).............................................  2006      1.080          1.236            97,196
                                                       2005      0.986          1.080            35,161

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (6/03).............................................  2006      2.344          3.104           206,874
                                                       2005      1.743          2.344           214,398
                                                       2004      1.503          1.743           199,365
                                                       2003      1.000          1.503            10,906

  Pioneer Equity Income VCT Subaccount (Class II)
  (6/03).............................................  2006      1.402          1.674           801,231
                                                       2005      1.360          1.402         1,064,054
                                                       2004      1.199          1.360           814,124
                                                       2003      1.000          1.199           384,020

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (5/05).........................................  2006      1.059          1.234                --
                                                       2005      0.977          1.059                --

  Pioneer Europe VCT Subaccount (Class II) (6/03)....  2006      1.554          1.961                --
                                                       2005      1.475          1.554            46,376
                                                       2004      1.277          1.475            58,519
                                                       2003      1.000          1.277            24,796

  Pioneer Fund VCT Subaccount (Class II) (6/03)......  2006      1.354          1.540         1,102,558
                                                       2005      1.308          1.354         1,129,293
                                                       2004      1.207          1.308         1,116,623
                                                       2003      1.000          1.207           389,324

  Pioneer Global High Yield VCT Subaccount (Class II)
  (3/05).............................................  2006      1.035          1.133            13,883
                                                       2005      0.996          1.035             6,104

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Growth Shares VCT Subaccount (Class II)
  (6/03).............................................  2006      1.203          1.282           307,025
                                                       2005      1.193          1.203           299,510
                                                       2004      1.148          1.193           300,139
                                                       2003      1.000          1.148           138,078

  Pioneer High Yield VCT Subaccount (Class II)
  (6/03).............................................  2006      1.200          1.270         1,746,679
                                                       2005      1.208          1.200         1,715,716
                                                       2004      1.147          1.208         1,714,187
                                                       2003      1.000          1.147           758,360

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (5/05).......................  2006      1.079          1.206           160,841
                                                       2005      0.989          1.079           161,058

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (3/05)..................................  2006      1.059          1.166           660,804
                                                       2005      0.983          1.059           685,197

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2006      1.044          1.129           624,100
                                                       2005      0.992          1.044           428,960

  Pioneer International Value VCT Subaccount (Class
  II) (6/03).........................................  2006      1.672          2.003           209,950
                                                       2005      1.485          1.672           156,277
                                                       2004      1.283          1.485           110,922
                                                       2003      1.000          1.283            18,951

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2006      1.649          1.809           766,811
                                                       2005      1.567          1.649           800,785
                                                       2004      1.317          1.567           711,316
                                                       2003      1.000          1.317           375,708

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2006      1.151          1.157           196,861
                                                       2005      1.089          1.151           248,756
                                                       2004      1.028          1.089           223,102

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (6/03).........................................  2006      1.864          2.486           205,079
                                                       2005      1.660          1.864           213,396
                                                       2004      1.255          1.660           221,119
                                                       2003      1.000          1.255           108,735

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2006      1.091          1.150            29,574
                                                       2005      1.067          1.091            39,085
                                                       2004      1.061          1.067            37,777

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2006      1.715          1.913           467,265
                                                       2005      1.579          1.715           450,323
                                                       2004      1.348          1.579           450,978
                                                       2003      1.000          1.348           234,601

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.406          1.488                --
                                                       2005      1.415          1.406            50,669
                                                       2004      1.279          1.415            58,833
                                                       2003      1.000          1.279            50,082

  Pioneer Strategic Income VCT Subaccount (Class II)
  (5/03).............................................  2006      1.166          1.211         1,163,113
                                                       2005      1.165          1.166         1,125,234
                                                       2004      1.084          1.165         1,094,532
                                                       2003      1.000          1.084           281,928

  Pioneer Value VCT Subaccount (Class II) (6/03).....  2006      1.320          1.485           365,205
                                                       2005      1.291          1.320           364,430
                                                       2004      1.186          1.291           314,441
                                                       2003      1.000          1.186            12,737




                         SEPARATE ACCOUNT CHARGES 2.35%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (6/03).........................................  2006      1.125          1.166                 --
                                                       2005      1.061          1.125                 --
                                                       2004      1.000          1.061                 --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (6/03).............................................  2006      1.153          1.250                 --
                                                       2005      1.100          1.153                 --
                                                       2004      1.000          1.100                 --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2006      1.099          1.257             23,472
                                                       2005      1.087          1.099                 --
                                                       2004      1.000          1.087                 --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (6/03)........................  2006      1.132          1.202                 --
                                                       2005      1.106          1.132                 --
                                                       2004      1.000          1.106                 --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.240          1.471                 --
                                                       2005      1.152          1.240                 --
                                                       2004      1.000          1.152                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (9/05)........  2006      1.030          1.185                 --
                                                       2005      1.017          1.030                 --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2006      1.050          1.151             34,605
                                                       2005      1.044          1.050                 --
                                                       2004      1.000          1.044                 --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (6/03).............................................  2006      1.110          1.201             24,358
                                                       2005      1.036          1.110                 --
                                                       2004      1.000          1.036                 --

Met Investors Series Trust
  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (4/06)...................................  2006      0.994          1.003                 --

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      1.001          1.019          1,168,622

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.046                 --

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.995          1.001                 --
                                                       2005      0.990          0.995                 --
                                                       2004      1.000          0.990                 --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.090          1.136                 --
                                                       2005      1.064          1.090                 --
                                                       2004      1.000          1.064                 --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.296          1.408                 --
                                                       2005      1.164          1.296                 --
                                                       2004      1.000          1.164                 --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (5/03).............................................  2006      0.986          0.993             23,449
                                                       2005      0.991          0.986                 --
                                                       2004      1.000          0.991                 --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (4/04).............................................  2006      0.984          1.099                 --
                                                       2005      0.995          0.984                 --
                                                       2004      1.024          0.995                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Balanced VCT Subaccount (Class II) (6/03)..  2006      1.033          1.091                 --
                                                       2005      1.019          1.033                 --
                                                       2004      1.000          1.019                 --

  Pioneer Cullen Value VCT Subaccount (Class II)
  (3/05).............................................  2006      1.079          1.235             24,311
                                                       2005      0.986          1.079                 --

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (6/03).............................................  2006      1.534          2.031             15,081
                                                       2005      1.142          1.534                 --
                                                       2004      1.000          1.142                 --

  Pioneer Equity Income VCT Subaccount (Class II)
  (6/03).............................................  2006      1.166          1.391             21,349
                                                       2005      1.131          1.166                 --
                                                       2004      1.000          1.131                 --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (5/05).........................................  2006      1.058          1.233                 --
                                                       2005      0.977          1.058                 --

  Pioneer Europe VCT Subaccount (Class II) (6/03)....  2006      1.254          1.582                 --
                                                       2005      1.191          1.254                 --
                                                       2004      1.000          1.191                 --

  Pioneer Fund VCT Subaccount (Class II) (6/03)......  2006      1.141          1.297                 --
                                                       2005      1.102          1.141                 --
                                                       2004      1.000          1.102                 --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (3/05).............................................  2006      1.034          1.132            269,269
                                                       2005      0.996          1.034                 --

  Pioneer Growth Shares VCT Subaccount (Class II)
  (6/03).............................................  2006      1.067          1.137                 --
                                                       2005      1.059          1.067                 --
                                                       2004      1.000          1.059                 --

  Pioneer High Yield VCT Subaccount (Class II)
  (6/03).............................................  2006      1.023          1.082            115,133
                                                       2005      1.030          1.023                 --
                                                       2004      1.000          1.030                 --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (5/05).......................  2006      1.078          1.205                 --
                                                       2005      0.989          1.078                 --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (3/05)..................................  2006      1.058          1.165         15,830,366
                                                       2005      0.982          1.058                 --

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2006      1.044          1.128          4,243,986
                                                       2005      0.992          1.044                 --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer International Value VCT Subaccount (Class
  II) (6/03).........................................  2006      1.326          1.588                 --
                                                       2005      1.179          1.326                 --
                                                       2004      1.000          1.179                 --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2006      1.229          1.348                 --
                                                       2005      1.169          1.229                 --
                                                       2004      1.000          1.169                 --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2006      1.150          1.155                 --
                                                       2005      1.088          1.150                 --
                                                       2004      1.028          1.088                 --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (6/03).........................................  2006      1.391          1.854                 --
                                                       2005      1.239          1.391                 --
                                                       2004      1.000          1.239                 --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2006      1.090          1.148                 --
                                                       2005      1.067          1.090                 --
                                                       2004      1.061          1.067                 --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2006      1.233          1.374                 --
                                                       2005      1.136          1.233                 --
                                                       2004      1.000          1.136                 --

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.081          1.144                 --
                                                       2005      1.088          1.081                 --
                                                       2004      1.000          1.088                 --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (5/03).............................................  2006      1.058          1.098            148,095
                                                       2005      1.057          1.058                 --
                                                       2004      1.000          1.057                 --

  Pioneer Value VCT Subaccount (Class II) (6/03).....  2006      1.111          1.249                 --
                                                       2005      1.087          1.111                 --
                                                       2004      1.000          1.087                 --




                         SEPARATE ACCOUNT CHARGES 2.40%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (6/03).........................................  2006      1.118          1.158            15,339
                                                       2005      1.054          1.118            14,745
                                                       2004      1.000          1.054             7,548

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (6/03).............................................  2006      1.115          1.209            14,806
                                                       2005      1.065          1.115            14,744
                                                       2004      1.000          1.065             7,466

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2006      1.083          1.238            26,610
                                                       2005      1.072          1.083            22,036
                                                       2004      1.000          1.072             7,444

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (6/03)........................  2006      1.110          1.178             6,835
                                                       2005      1.085          1.110             6,838
                                                       2004      1.000          1.085                --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.243          1.474           853,437
                                                       2005      1.156          1.243           552,169
                                                       2004      1.000          1.156                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (9/05)........  2006      1.029          1.184                --
                                                       2005      1.017          1.029                --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2006      1.059          1.161                --
                                                       2005      1.053          1.059                --
                                                       2004      1.000          1.053                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (6/03).............................................  2006      1.127          1.218             6,940
                                                       2005      1.052          1.127             6,943
                                                       2004      1.000          1.052                --

Met Investors Series Trust
  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (4/06)...................................  2006      0.994          1.002             7,741

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      1.005          1.022            14,545

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.046            47,440

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.998          1.005                --
                                                       2005      0.994          0.998             3,336
                                                       2004      1.000          0.994                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.071          1.117                --
                                                       2005      1.047          1.071             6,895
                                                       2004      1.000          1.047                --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.301          1.413                --
                                                       2005      1.169          1.301            34,425
                                                       2004      1.000          1.169             6,993

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (5/03).............................................  2006      1.026          1.033            21,235
                                                       2005      1.032          1.026            19,655
                                                       2004      1.000          1.032             7,393

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (4/04).............................................  2006      0.980          1.094                --
                                                       2005      0.992          0.980                --
                                                       2004      1.000          0.992                --

  Pioneer Balanced VCT Subaccount (Class II) (6/03)..  2006      1.039          1.097                --
                                                       2005      1.026          1.039                --
                                                       2004      1.000          1.026                --

  Pioneer Cullen Value VCT Subaccount (Class II)
  (3/05).............................................  2006      1.079          1.234            75,396
                                                       2005      0.986          1.079            76,912

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (6/03).............................................  2006      1.740          2.302            60,738
                                                       2005      1.295          1.740            55,647
                                                       2004      1.000          1.295                --

  Pioneer Equity Income VCT Subaccount (Class II)
  (6/03).............................................  2006      1.159          1.382            44,436
                                                       2005      1.125          1.159            45,947
                                                       2004      1.000          1.125             7,107

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (5/05).........................................  2006      1.058          1.232                --
                                                       2005      0.977          1.058                --

  Pioneer Europe VCT Subaccount (Class II) (6/03)....  2006      1.239          1.562                --
                                                       2005      1.177          1.239                --
                                                       2004      1.000          1.177                --

  Pioneer Fund VCT Subaccount (Class II) (6/03)......  2006      1.128          1.281            76,205
                                                       2005      1.090          1.128            77,759
                                                       2004      1.000          1.090            10,959

  Pioneer Global High Yield VCT Subaccount (Class II)
  (3/05).............................................  2006      1.034          1.131            45,872
                                                       2005      0.996          1.034            40,471

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Growth Shares VCT Subaccount (Class II)
  (6/03).............................................  2006      1.089          1.159                --
                                                       2005      1.081          1.089                --
                                                       2004      1.000          1.081                --

  Pioneer High Yield VCT Subaccount (Class II)
  (6/03).............................................  2006      1.077          1.138                --
                                                       2005      1.085          1.077                --
                                                       2004      1.000          1.085                --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (5/05).......................  2006      1.078          1.204         1,240,245
                                                       2005      0.989          1.078           103,019

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (3/05)..................................  2006      1.058          1.164           879,637
                                                       2005      0.982          1.058           591,036

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2006      1.043          1.127         1,172,529
                                                       2005      0.992          1.043           856,788

  Pioneer International Value VCT Subaccount (Class
  II) (6/03).........................................  2006      1.316          1.575            24,304
                                                       2005      1.170          1.316             6,399
                                                       2004      1.000          1.170                --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2006      1.202          1.317            49,515
                                                       2005      1.143          1.202            41,285
                                                       2004      1.000          1.143                --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2006      1.130          1.134            46,692
                                                       2005      1.070          1.130            47,259
                                                       2004      1.000          1.070                --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (6/03).........................................  2006      1.467          1.954                --
                                                       2005      1.308          1.467                --
                                                       2004      1.000          1.308                --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2006      1.032          1.086            12,588
                                                       2005      1.010          1.032             2,708
                                                       2004      1.000          1.010                --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2006      1.251          1.395            34,319
                                                       2005      1.154          1.251            16,513
                                                       2004      1.000          1.154                --

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.099          1.164                --
                                                       2005      1.108          1.099            11,192
                                                       2004      1.000          1.108                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Strategic Income VCT Subaccount (Class II)
  (5/03).............................................  2006      1.099          1.140            33,307
                                                       2005      1.098          1.099            25,601
                                                       2004      1.000          1.098            10,612

  Pioneer Value VCT Subaccount (Class II) (6/03).....  2006      1.110          1.247            21,079
                                                       2005      1.086          1.110            21,072
                                                       2004      1.000          1.086             7,336




                         SEPARATE ACCOUNT CHARGES 2.50%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (6/03).........................................  2006      1.337          1.383            79,628
                                                       2005      1.263          1.337            77,429
                                                       2004      1.217          1.263            55,053
                                                       2003      1.000          1.217            17,132

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (6/03).............................................  2006      1.433          1.551           224,993
                                                       2005      1.370          1.433           227,045
                                                       2004      1.237          1.370           228,349
                                                       2003      1.000          1.237            53,264

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2006      1.319          1.507           501,837
                                                       2005      1.308          1.319           473,260
                                                       2004      1.208          1.308           446,328
                                                       2003      1.000          1.208           256,644

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (6/03)........................  2006      1.474          1.563            72,916
                                                       2005      1.442          1.474            99,309
                                                       2004      1.326          1.442            71,624
                                                       2003      1.000          1.326             7,904

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.652          1.957           277,063
                                                       2005      1.537          1.652           138,831
                                                       2004      1.330          1.537           117,899
                                                       2003      1.000          1.330            19,832

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (9/05)........  2006      1.028          1.182                --
                                                       2005      1.016          1.028                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2006      1.177          1.289           229,077
                                                       2005      1.172          1.177           203,604
                                                       2004      1.108          1.172           197,526
                                                       2003      1.000          1.108            88,478

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (6/03).............................................  2006      1.417          1.530           180,242
                                                       2005      1.325          1.417           184,766
                                                       2004      1.249          1.325           185,920
                                                       2003      1.000          1.249            96,304

Met Investors Series Trust
  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (4/06)...................................  2006      0.994          1.002           138,960

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      0.982          0.999           229,926

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.045           167,578

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.977          0.982                --
                                                       2005      0.973          0.977           175,158
                                                       2004      0.988          0.973           244,288
                                                       2003      1.000          0.988            12,446

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.303          1.358                --
                                                       2005      1.274          1.303           105,986
                                                       2004      1.225          1.274           112,203
                                                       2003      1.000          1.225            72,815

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.811          1.966                --
                                                       2005      1.628          1.811            73,067
                                                       2004      1.404          1.628            50,029
                                                       2003      1.000          1.404            24,647

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (5/03).............................................  2006      0.987          0.993           157,452
                                                       2005      0.994          0.987           155,658
                                                       2004      0.989          0.994           153,578
                                                       2003      1.000          0.989             6,698

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (4/04).............................................  2006      0.981          1.094                --
                                                       2005      0.994          0.981             9,942
                                                       2004      1.024          0.994             5,891

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Balanced VCT Subaccount (Class II) (6/03)..  2006      1.138          1.201                --
                                                       2005      1.125          1.138         1,199,243
                                                       2004      1.103          1.125         1,240,747
                                                       2003      1.000          1.103           869,720

  Pioneer Cullen Value VCT Subaccount (Class II)
  (3/05).............................................  2006      1.078          1.232           445,126
                                                       2005      0.986          1.078           237,014

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (6/03).............................................  2006      2.331          3.081            59,392
                                                       2005      1.737          2.331            67,355
                                                       2004      1.501          1.737            47,838
                                                       2003      1.000          1.501            13,750

  Pioneer Equity Income VCT Subaccount (Class II)
  (6/03).............................................  2006      1.395          1.661           301,568
                                                       2005      1.355          1.395           328,596
                                                       2004      1.197          1.355           331,048
                                                       2003      1.000          1.197            62,477

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (5/05).........................................  2006      1.057          1.230                --
                                                       2005      0.977          1.057                --

  Pioneer Europe VCT Subaccount (Class II) (6/03)....  2006      1.546          1.947                --
                                                       2005      1.470          1.546             6,124
                                                       2004      1.275          1.470                --
                                                       2003      1.000          1.275                --

  Pioneer Fund VCT Subaccount (Class II) (6/03)......  2006      1.347          1.529           211,130
                                                       2005      1.304          1.347           215,634
                                                       2004      1.205          1.304           181,256
                                                       2003      1.000          1.205            81,704

  Pioneer Global High Yield VCT Subaccount (Class II)
  (3/05).............................................  2006      1.033          1.129           349,710
                                                       2005      0.996          1.033           109,171

  Pioneer Growth Shares VCT Subaccount (Class II)
  (6/03).............................................  2006      1.197          1.273            67,062
                                                       2005      1.189          1.197            67,248
                                                       2004      1.146          1.189            67,408
                                                       2003      1.000          1.146             4,572

  Pioneer High Yield VCT Subaccount (Class II)
  (6/03).............................................  2006      1.194          1.260         1,030,106
                                                       2005      1.204          1.194         1,466,238
                                                       2004      1.145          1.204         1,854,769
                                                       2003      1.000          1.145         1,355,872

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (5/05).......................  2006      1.077          1.202            40,878
                                                       2005      0.989          1.077            40,915

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (3/05)..................................  2006      1.057          1.162         3,885,555
                                                       2005      0.982          1.057           108,254

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2006      1.043          1.125         2,384,444
                                                       2005      0.992          1.043           533,095

  Pioneer International Value VCT Subaccount (Class
  II) (6/03).........................................  2006      1.663          1.989           217,805
                                                       2005      1.480          1.663           208,918
                                                       2004      1.282          1.480           196,101
                                                       2003      1.000          1.282             2,286

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2006      1.640          1.796           264,819
                                                       2005      1.562          1.640           265,245
                                                       2004      1.315          1.562           228,370
                                                       2003      1.000          1.315            85,990

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2006      1.147          1.150           170,231
                                                       2005      1.087          1.147           177,394
                                                       2004      1.028          1.087             5,482

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (6/03).........................................  2006      1.854          2.468           109,529
                                                       2005      1.655          1.854           110,071
                                                       2004      1.253          1.655           103,951
                                                       2003      1.000          1.253            61,196

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2006      1.087          1.143            21,339
                                                       2005      1.066          1.087            27,674
                                                       2004      1.061          1.066             4,247

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2006      1.706          1.899           212,368
                                                       2005      1.574          1.706           215,877
                                                       2004      1.346          1.574           215,985
                                                       2003      1.000          1.346            42,069

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.398          1.479                --
                                                       2005      1.410          1.398            24,107
                                                       2004      1.277          1.410             4,504
                                                       2003      1.000          1.277               576

  Pioneer Strategic Income VCT Subaccount (Class II)
  (5/03).............................................  2006      1.160          1.202           232,939
                                                       2005      1.161          1.160           226,934
                                                       2004      1.082          1.161           226,037
                                                       2003      1.000          1.082            91,426

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Value VCT Subaccount (Class II) (6/03).....  2006      1.313          1.474           109,113
                                                       2005      1.287          1.313           108,416
                                                       2004      1.184          1.287            65,866
                                                       2003      1.000          1.184            39,816




                         SEPARATE ACCOUNT CHARGES 2.55%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (6/03).........................................  2006      1.074          1.111                --
                                                       2005      1.000          1.074                --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (6/03).............................................  2006      1.047          1.132                --
                                                       2005      1.000          1.047                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2006      1.011          1.155                --
                                                       2005      1.000          1.011                --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (6/03)........................  2006      1.049          1.111                --
                                                       2005      1.000          1.049                --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.068          1.265                --
                                                       2005      1.000          1.068                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (9/05)........  2006      1.028          1.181                --
                                                       2005      1.016          1.028                --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2006      1.010          1.106            86,821
                                                       2005      1.000          1.010                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (6/03).............................................  2006      1.084          1.170                --
                                                       2005      1.000          1.084                --

Met Investors Series Trust
  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (4/06)...................................  2006      0.994          1.001                --

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      1.009          1.026                --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.045                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      1.004          1.009                --
                                                       2005      1.000          1.004                --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.037          1.080                --
                                                       2005      1.000          1.037                --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.140          1.237                --
                                                       2005      1.000          1.140                --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (5/03).............................................  2006      0.988          0.993                --
                                                       2005      1.000          0.988                --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (4/04).............................................  2006      0.987          1.100                --
                                                       2005      1.000          0.987                --

  Pioneer Balanced VCT Subaccount (Class II) (6/03)..  2006      1.009          1.064                --
                                                       2005      1.000          1.009                --

  Pioneer Cullen Value VCT Subaccount (Class II)
  (3/05).............................................  2006      1.077          1.230                --
                                                       2005      0.986          1.077                --

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (6/03).............................................  2006      1.289          1.702                --
                                                       2005      1.000          1.289                --

  Pioneer Equity Income VCT Subaccount (Class II)
  (6/03).............................................  2006      1.024          1.219                --
                                                       2005      1.000          1.024                --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (5/05).........................................  2006      1.057          1.229                --
                                                       2005      0.977          1.057                --

  Pioneer Europe VCT Subaccount (Class II) (6/03)....  2006      1.035          1.302                --
                                                       2005      1.000          1.035                --

  Pioneer Fund VCT Subaccount (Class II) (6/03)......  2006      1.042          1.182                --
                                                       2005      1.000          1.042                --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (3/05).............................................  2006      1.033          1.128            97,114
                                                       2005      0.996          1.033                --

  Pioneer Growth Shares VCT Subaccount (Class II)
  (6/03).............................................  2006      1.016          1.080                --
                                                       2005      1.000          1.016                --

  Pioneer High Yield VCT Subaccount (Class II)
  (6/03).............................................  2006      0.989          1.044            26,097
                                                       2005      1.000          0.989                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (5/05).......................  2006      1.076          1.201                --
                                                       2005      0.989          1.076                --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (3/05)..................................  2006      1.057          1.161         1,001,661
                                                       2005      0.982          1.057                --

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2006      1.042          1.124         1,132,754
                                                       2005      0.992          1.042                --

  Pioneer International Value VCT Subaccount (Class
  II) (6/03).........................................  2006      1.121          1.340                --
                                                       2005      1.000          1.121                --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2006      1.054          1.154                --
                                                       2005      1.000          1.054                --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2006      1.090          1.093                --
                                                       2005      1.000          1.090                --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (6/03).........................................  2006      1.173          1.560                --
                                                       2005      1.000          1.173                --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2006      1.012          1.064                --
                                                       2005      1.000          1.012                --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2006      1.101          1.225                --
                                                       2005      1.000          1.101                --

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.024          1.084                --
                                                       2005      1.000          1.024                --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (5/03).............................................  2006      0.995          1.030           194,189
                                                       2005      1.000          0.995                --

  Pioneer Value VCT Subaccount (Class II) (6/03).....  2006      1.020          1.144                --
                                                       2005      1.000          1.020                --




                         SEPARATE ACCOUNT CHARGES 2.60%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (6/03).........................................  2006      1.114          1.152               --
                                                       2005      1.053          1.114               --
                                                       2004      1.000          1.053               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (6/03).............................................  2006      1.112          1.203               --
                                                       2005      1.064          1.112               --
                                                       2004      1.000          1.064               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2006      1.079          1.232               --
                                                       2005      1.071          1.079               --
                                                       2004      1.000          1.071               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (6/03)........................  2006      1.106          1.172               --
                                                       2005      1.083          1.106               --
                                                       2004      1.000          1.083               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.239          1.467            9,086
                                                       2005      1.154          1.239            9,092
                                                       2004      1.000          1.154               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (9/05)........  2006      1.027          1.180               --
                                                       2005      1.015          1.027               --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2006      1.056          1.155               --
                                                       2005      1.052          1.056               --
                                                       2004      1.000          1.052               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (6/03).............................................  2006      1.123          1.212               --
                                                       2005      1.051          1.123               --
                                                       2004      1.000          1.051               --

Met Investors Series Trust
  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (4/06)...................................  2006      0.994          1.001               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      1.001          1.016           24,809

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.045               --

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.995          1.001               --
                                                       2005      0.993          0.995           22,497
                                                       2004      1.000          0.993               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.068          1.113               --
                                                       2005      1.045          1.068               --
                                                       2004      1.000          1.045               --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.297          1.408               --
                                                       2005      1.167          1.297               --
                                                       2004      1.000          1.167               --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (5/03).............................................  2006      1.023          1.028               --
                                                       2005      1.031          1.023               --
                                                       2004      1.000          1.031               --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (4/04).............................................  2006      0.977          1.088               --
                                                       2005      0.991          0.977               --
                                                       2004      1.000          0.991               --

  Pioneer Balanced VCT Subaccount (Class II) (6/03)..  2006      1.035          1.091               --
                                                       2005      1.025          1.035               --
                                                       2004      1.000          1.025               --

  Pioneer Cullen Value VCT Subaccount (Class II)
  (3/05).............................................  2006      1.077          1.229               --
                                                       2005      0.986          1.077               --

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (6/03).............................................  2006      1.734          2.290               --
                                                       2005      1.294          1.734               --
                                                       2004      1.000          1.294               --

  Pioneer Equity Income VCT Subaccount (Class II)
  (6/03).............................................  2006      1.155          1.375               --
                                                       2005      1.124          1.155               --
                                                       2004      1.000          1.124               --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (5/05).........................................  2006      1.056          1.228               --
                                                       2005      0.977          1.056               --

  Pioneer Europe VCT Subaccount (Class II) (6/03)....  2006      1.235          1.554               --
                                                       2005      1.176          1.235               --
                                                       2004      1.000          1.176               --

  Pioneer Fund VCT Subaccount (Class II) (6/03)......  2006      1.124          1.274               --
                                                       2005      1.089          1.124               --
                                                       2004      1.000          1.089               --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (3/05).............................................  2006      1.032          1.127               --
                                                       2005      0.996          1.032               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Growth Shares VCT Subaccount (Class II)
  (6/03).............................................  2006      1.086          1.153               --
                                                       2005      1.080          1.086               --
                                                       2004      1.000          1.080               --

  Pioneer High Yield VCT Subaccount (Class II)
  (6/03).............................................  2006      1.074          1.132               --
                                                       2005      1.084          1.074               --
                                                       2004      1.000          1.084               --

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (5/05).......................  2006      1.076          1.200               --
                                                       2005      0.989          1.076               --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (3/05)..................................  2006      1.056          1.160          398,628
                                                       2005      0.982          1.056            7,802

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2006      1.042          1.123            7,816
                                                       2005      0.992          1.042            7,848

  Pioneer International Value VCT Subaccount (Class
  II) (6/03).........................................  2006      1.312          1.567               --
                                                       2005      1.169          1.312               --
                                                       2004      1.000          1.169               --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2006      1.198          1.310               --
                                                       2005      1.142          1.198               --
                                                       2004      1.000          1.142               --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2006      1.127          1.128               --
                                                       2005      1.069          1.127               --
                                                       2004      1.000          1.069               --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (6/03).........................................  2006      1.462          1.945               --
                                                       2005      1.306          1.462               --
                                                       2004      1.000          1.306               --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2006      1.029          1.081               --
                                                       2005      1.009          1.029               --
                                                       2004      1.000          1.009               --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2006      1.248          1.388               --
                                                       2005      1.152          1.248               --
                                                       2004      1.000          1.152               --

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.096          1.159               --
                                                       2005      1.106          1.096               --
                                                       2004      1.000          1.106               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Strategic Income VCT Subaccount (Class II)
  (5/03).............................................  2006      1.095          1.134               --
                                                       2005      1.097          1.095               --
                                                       2004      1.000          1.097               --

  Pioneer Value VCT Subaccount (Class II) (6/03).....  2006      1.106          1.240               --
                                                       2005      1.085          1.106               --
                                                       2004      1.000          1.085               --




                         SEPARATE ACCOUNT CHARGES 2.70%



                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (6/03).........................................  2006      1.000          0.987               --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (6/03).............................................  2006      1.000          1.038               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2006      1.000          1.109               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (6/03)........................  2006      1.000          0.995               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.000          1.135               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (9/05)........  2006      1.000          1.104               --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2006      1.000          1.069           32,364

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (6/03).............................................  2006      1.000          1.026               --

Met Investors Series Trust
  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (4/06)...................................  2006      0.994          1.000               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      1.004          1.019          107,911

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.044               --

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      1.000          1.004               --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.000          1.005               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.000          1.034               --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (5/03).............................................  2006      1.000          1.007           22,693

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (4/04).............................................  2006      1.000          1.086               --

  Pioneer Balanced VCT Subaccount (Class II) (6/03)..  2006      1.000          1.032               --

  Pioneer Cullen Value VCT Subaccount (Class II)
  (3/05).............................................  2006      1.000          1.102               --

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (6/03).............................................  2006      1.000          1.182               --

  Pioneer Equity Income VCT Subaccount (Class II)
  (6/03).............................................  2006      1.000          1.152               --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (5/05).........................................  2006      1.000          1.108               --

  Pioneer Europe VCT Subaccount (Class II) (6/03)....  2006      1.000          1.192               --

  Pioneer Fund VCT Subaccount (Class II) (6/03)......  2006      1.000          1.101               --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (3/05).............................................  2006      1.000          1.075           46,200

  Pioneer Growth Shares VCT Subaccount (Class II)
  (6/03).............................................  2006      1.000          1.056               --

  Pioneer High Yield VCT Subaccount (Class II)
  (6/03).............................................  2006      1.000          1.045           22,533

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (5/05).......................  2006      1.000          1.072               --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (3/05)..................................  2006      1.000          1.062          766,070

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2006      1.000          1.051          836,456

  Pioneer International Value VCT Subaccount (Class
  II) (6/03).........................................  2006      1.000          1.124               --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2006      1.000          1.066               --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2006      1.000          0.984               --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (6/03).........................................  2006      1.000          1.247               --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2006      1.000          1.005               --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2006      1.000          1.037               --

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.000          0.986               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Strategic Income VCT Subaccount (Class II)
  (5/03).............................................  2006      1.000          1.030           62,859

  Pioneer Value VCT Subaccount (Class II) (6/03).....  2006      1.000          1.082               --




                         SEPARATE ACCOUNT CHARGES 2.75%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Subaccount (Series
  II) (6/03).........................................  2006      1.072          1.107               --
                                                       2005      1.000          1.072               --

  AIM V.I. Mid Cap Core Equity Subaccount (Series II)
  (6/03).............................................  2006      1.045          1.128               --
                                                       2005      1.000          1.045               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Franklin Rising Dividends Securities
  Subaccount (Class 2) (6/03)........................  2006      1.010          1.151               --
                                                       2005      1.000          1.010               --

  FTVIPT Franklin Small-Mid Cap Growth Securities
  Subaccount (Class 2) (6/03)........................  2006      1.047          1.107               --
                                                       2005      1.000          1.047               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.067          1.260               --
                                                       2005      1.000          1.067               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class II) (9/05)........  2006      1.026          1.177               --
                                                       2005      1.014          1.026               --

  LMPVPI Total Return Subaccount (Class II) (6/03)...  2006      1.009          1.102            4,055
                                                       2005      1.000          1.009               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class II)
  (6/03).............................................  2006      1.082          1.166               --
                                                       2005      1.000          1.082               --

Met Investors Series Trust
  MIST Oppenheimer Capital Appreciation Subaccount
  (Class B) (4/06)...................................  2006      0.994          1.000               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      1.007          1.022               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.044               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      1.002          1.007               --
                                                       2005      1.000          1.002               --

Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.035          1.078               --
                                                       2005      1.000          1.035               --

  Oppenheimer Global Securities Subaccount/VA
  (Service Shares) (6/03)............................  2006      1.138          1.234               --
                                                       2005      1.000          1.138               --

Pioneer Variable Contracts Trust
  Pioneer America Income VCT Subaccount (Class II)
  (5/03).............................................  2006      0.986          0.990               --
                                                       2005      1.000          0.986               --

  Pioneer AmPac Growth VCT Subaccount (Class II)
  (4/04).............................................  2006      0.985          1.096               --
                                                       2005      1.000          0.985               --

  Pioneer Balanced VCT Subaccount (Class II) (6/03)..  2006      1.008          1.060               --
                                                       2005      1.000          1.008               --

  Pioneer Cullen Value VCT Subaccount (Class II)
  (3/05).............................................  2006      1.076          1.226               --
                                                       2005      0.985          1.076               --

  Pioneer Emerging Markets VCT Subaccount (Class II)
  (6/03).............................................  2006      1.286          1.696               --
                                                       2005      1.000          1.286               --

  Pioneer Equity Income VCT Subaccount (Class II)
  (6/03).............................................  2006      1.022          1.215               --
                                                       2005      1.000          1.022               --

  Pioneer Equity Opportunity VCT Subaccount (Class
  II) (5/05).........................................  2006      1.055          1.224               --
                                                       2005      0.977          1.055               --

  Pioneer Europe VCT Subaccount (Class II) (6/03)....  2006      1.033          1.298               --
                                                       2005      1.000          1.033               --

  Pioneer Fund VCT Subaccount (Class II) (6/03)......  2006      1.040          1.177               --
                                                       2005      1.000          1.040               --

  Pioneer Global High Yield VCT Subaccount (Class II)
  (3/05).............................................  2006      1.031          1.124               --
                                                       2005      0.995          1.031               --

  Pioneer Growth Shares VCT Subaccount (Class II)
  (6/03).............................................  2006      1.015          1.076               --
                                                       2005      1.000          1.015               --

  Pioneer High Yield VCT Subaccount (Class II)
  (6/03).............................................  2006      0.987          1.040               --
                                                       2005      1.000          0.987               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Pioneer Ibbotson Aggressive Allocation VCT
  Subaccount (Class II) (5/05).......................  2006      1.075          1.197               --
                                                       2005      0.989          1.075               --

  Pioneer Ibbotson Growth Allocation VCT Subaccount
  (Class II) (3/05)..................................  2006      1.055          1.157          533,484
                                                       2005      0.982          1.055               --

  Pioneer Ibbotson Moderate Allocation VCT Subaccount
  (Class II) (4/05)..................................  2006      1.041          1.120            4,002
                                                       2005      0.992          1.041               --

  Pioneer International Value VCT Subaccount (Class
  II) (6/03).........................................  2006      1.119          1.335               --
                                                       2005      1.000          1.119               --

  Pioneer Mid Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2006      1.053          1.150               --
                                                       2005      1.000          1.053               --

  Pioneer Oak Ridge Large Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2006      1.088          1.089               --
                                                       2005      1.000          1.088               --

  Pioneer Real Estate Shares VCT Subaccount (Class
  II) (6/03).........................................  2006      1.171          1.554               --
                                                       2005      1.000          1.171               --

  Pioneer Small and Mid Cap Growth VCT Subaccount
  (Class II) (4/04)..................................  2006      1.010          1.060               --
                                                       2005      1.000          1.010               --

  Pioneer Small Cap Value VCT Subaccount (Class II)
  (6/03).............................................  2006      1.099          1.220               --
                                                       2005      1.000          1.099               --

  Pioneer Small Company VCT Subaccount (Class II)
  (6/03).............................................  2006      1.023          1.081               --
                                                       2005      1.000          1.023               --

  Pioneer Strategic Income VCT Subaccount (Class II)
  (5/03).............................................  2006      0.993          1.026            4,360
                                                       2005      1.000          0.993               --

  Pioneer Value VCT Subaccount (Class II) (6/03).....  2006      1.018          1.140               --
                                                       2005      1.000          1.018               --




The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2006.

Number of Units Outstanding at End of Year may include units for Contracts Owners in payout phase, where appropriate.

If an accumulation unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2006, are displayed below. Please see Appendix C for more information on Variable Funding Option name changes, mergers and substitutions.

Effective on or about 05/01/2006, Money Market Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Money Market Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Capital Appreciation Fund/VA was replaced by Met Investors Series Trust-Oppenheimer Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Global Securities Fund/VA was replaced by Metropolitan Series Fund, Inc.- Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/24/2006, Pioneer Variable Contracts Trust-Pioneer Small Company VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 12/18/2006, Pioneer Variable Contracts Trust-Pioneer AmPac Growth VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Oak Ridge Large Cap Growth VCT Portfolio and is no longer available as a funding option.

Effective on or about 12/18/2006, Pioneer Variable Contracts Trust-Pioneer Balanced VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer Ibbotson Moderate Allocation VCT Portfolio and is no longer available as a funding option.

Effective on or about 12/18/2006, Pioneer Variable Contracts Trust-Pioneer Europe VCT Portfolio merged into Pioneer Variable Contracts Trust-Pioneer International Value VCT Portfolio and is no longer available as a funding option.

                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                         SEPARATE ACCOUNT CHARGES 1.70%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.378          1.346                --
                                                       2005      1.220          1.378            19,186
                                                       2004      1.145          1.220            19,590
                                                       2003      1.000          1.145                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2006      1.650          1.954           134,686
                                                       2005      1.471          1.650           156,779
                                                       2004      1.319          1.471           109,010
                                                       2003      1.000          1.319             4,640

  American Funds Growth Subaccount (Class 2) (5/03)..  2006      1.589          1.722           660,416
                                                       2005      1.391          1.589           634,187
                                                       2004      1.258          1.391           447,445
                                                       2003      1.000          1.258            95,430

  American Funds Growth-Income Subaccount (Class 2)
  (5/03).............................................  2006      1.418          1.606         1,062,027
                                                       2005      1.362          1.418           996,140
                                                       2004      1.256          1.362           718,411
                                                       2003      1.000          1.256            77,184

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.660          1.642                --
                                                       2005      1.428          1.660            81,761
                                                       2004      1.215          1.428            47,486
                                                       2003      1.000          1.215            38,283

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03).............................................  2006      1.719          2.242                --
                                                       2005      1.631          1.719           319,088
                                                       2004      1.263          1.631           249,103
                                                       2003      1.000          1.263            53,961

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/03).....................................  2006      1.240          1.420            81,955
                                                       2005      1.209          1.240            81,649
                                                       2004      1.170          1.209            48,969
                                                       2003      1.000          1.170            28,148

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/03).....................................  2006      1.461          1.491           106,625
                                                       2005      1.405          1.461           101,971
                                                       2004      1.283          1.405            94,662
                                                       2003      1.000          1.283            24,523

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (3/04).................................  2006      1.312          1.426                --
                                                       2005      1.211          1.312            34,027
                                                       2004      1.079          1.211            10,419
                                                       2003      1.000          1.079                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (1/04).................................  2006      1.309          1.459                --
                                                       2005      1.209          1.309            29,390
                                                       2004      1.072          1.209            18,570
                                                       2003      1.000          1.072                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)..........................................  2006      1.452          1.690                --
                                                       2005      1.336          1.452            46,371
                                                       2004      1.206          1.336            24,570
                                                       2003      1.000          1.206             8,710

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (6/03)........................  2006      2.270          2.859            90,661
                                                       2005      1.812          2.270           103,647
                                                       2004      1.478          1.812            83,853
                                                       2003      1.000          1.478             9,983

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.687          2.015           511,961
                                                       2005      1.558          1.687           635,490
                                                       2004      1.337          1.558           446,541
                                                       2003      1.104          1.337           115,962

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.619          1.939                --
                                                       2005      1.513          1.619           366,963
                                                       2004      1.326          1.513           168,501
                                                       2003      1.000          1.326            41,506

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.058          1.081                --
                                                       2005      1.062          1.058           103,774
                                                       2004      0.992          1.062                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (6/03).............................................  2006      1.232          1.272                --
                                                       2005      1.164          1.232            22,607
                                                       2004      1.093          1.164            22,497
                                                       2003      1.000          1.093            10,549

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/03)............................  2006      1.477          1.544                --
                                                       2005      1.337          1.477                --
                                                       2004      1.191          1.337                --
                                                       2003      1.000          1.191                --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/03).....................................  2006      1.502          1.592             7,085
                                                       2005      1.369          1.502             4,934
                                                       2004      1.385          1.369                --
                                                       2003      1.000          1.385                --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2006      1.336          1.549             3,714
                                                       2005      1.287          1.336             3,689
                                                       2004      1.253          1.287             2,471
                                                       2003      1.000          1.253                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (6/03)......  2006      1.540          1.726                --
                                                       2005      1.506          1.540           115,994
                                                       2004      1.333          1.506            66,032
                                                       2003      1.000          1.333                --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/03).........  2006      1.426          1.656           224,924
                                                       2005      1.394          1.426           238,607
                                                       2004      1.309          1.394           209,148
                                                       2003      1.000          1.309            35,461

  LMPVPI Investors Subaccount (Class I) (6/03).......  2006      1.447          1.682           179,779
                                                       2005      1.381          1.447           192,667
                                                       2004      1.273          1.381           156,982
                                                       2003      1.000          1.273            46,385

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2006      1.336          1.369           173,671
                                                       2005      1.291          1.336           185,096
                                                       2004      1.307          1.291           150,787
                                                       2003      1.000          1.307             9,230

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Small Cap Growth Subaccount (Class I)
  (6/03).............................................  2006      1.667          1.849           225,527
                                                       2005      1.617          1.667           216,572
                                                       2004      1.429          1.617           191,713
                                                       2003      1.000          1.429            35,787

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (6/03).............................................  2006      1.474          1.610           119,474
                                                       2005      1.365          1.474           132,816
                                                       2004      1.272          1.365            90,049
                                                       2003      1.000          1.272            40,230

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.345          1.522           210,463
                                                       2005      1.312          1.345           215,693
                                                       2004      1.211          1.312           196,252
                                                       2003      1.000          1.211            50,500

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2006      1.333          1.473            27,548
                                                       2005      1.308          1.333            35,784
                                                       2004      1.227          1.308            27,301
                                                       2003      1.000          1.227            30,969

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount
  (11/03)............................................  2006      0.999          1.023            62,439
                                                       2005      0.993          0.999            72,397
                                                       2004      0.998          0.993            73,596
                                                       2003      1.000          0.998            11,739

  LMPVPIII Social Awareness Stock Subaccount (6/04)..  2006      1.073          1.136           351,869
                                                       2005      1.045          1.073           361,525
                                                       2004      0.986          1.045           323,941

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (6/03).............................................  2006      1.396          1.610           197,204
                                                       2005      1.375          1.396           186,587
                                                       2004      1.242          1.375           101,604
                                                       2003      1.000          1.242                --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.631          1.800           180,773
                                                       2005      1.533          1.631           187,925
                                                       2004      1.257          1.533           134,496
                                                       2003      1.000          1.257            28,731

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.082          1.116                --
                                                       2005      1.060          1.082            19,600
                                                       2004      0.962          1.060             4,767

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      1.794          1.707           122,596

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.242          1.309           142,380

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.546          1.636            60,049

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.270          1.353                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.780          1.960            26,843

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.642          1.682            67,381

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2006      1.116          1.179            31,731

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.252          1.311           161,721

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2006      1.001          1.077           212,437

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      0.964          1.071             1,931

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.459          1.441            34,969

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.273          1.262                --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.256          1.387           195,025

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.219           609,246

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.438          1.545            39,885

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.104          1.162             2,065

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.116          1.155           144,913

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.028           222,385

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.540          1.502           323,961

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      1.006          1.028         1,712,785

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.369          1.387           138,820

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.438          1.474           173,053

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.060           341,458

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.042                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.049                --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.054            28,875

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.059           304,218

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.288          1.376           934,887

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.050           528,982

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.068            27,779

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2006      1.081          1.148           121,189

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2006      1.034          1.069           188,297

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.998          1.006                --
                                                       2005      0.987          0.998         1,176,599
                                                       2004      0.993          0.987         1,059,162
                                                       2003      1.000          0.993         1,275,133

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (6/04).....................................  2006      1.094          1.155                --
                                                       2005      1.052          1.094            72,207
                                                       2004      0.989          1.052            21,607

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (6/03)......................................  2006      1.124          1.113           198,349
                                                       2005      1.120          1.124           242,342
                                                       2004      1.046          1.120           133,105
                                                       2003      1.000          1.046            28,627

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.051          1.073           617,678
                                                       2005      1.044          1.051           648,141
                                                       2004      1.012          1.044           408,181
                                                       2003      1.000          1.012           240,926

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/03).........................................  2006      1.629          2.045             2,087
                                                       2005      1.476          1.629                --
                                                       2004      1.292          1.476                --
                                                       2003      1.000          1.292                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/03).............................................  2006      1.865          2.151           276,341
                                                       2005      1.773          1.865           256,121
                                                       2004      1.428          1.773           219,780
                                                       2003      1.000          1.428            61,368

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.371          1.459                --
                                                       2005      1.282          1.371            35,007
                                                       2004      1.225          1.282            19,140
                                                       2003      1.000          1.225            13,412

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.175          1.252                --
                                                       2005      1.191          1.175            86,400
                                                       2004      1.140          1.191            75,919
                                                       2003      1.000          1.140            27,712

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.643          1.794                --
                                                       2005      1.487          1.643           117,199
                                                       2004      1.298          1.487           128,490
                                                       2003      1.000          1.298            32,105

  Travelers Equity Income Subaccount (5/03)..........  2006      1.369          1.438                --
                                                       2005      1.333          1.369           167,105
                                                       2004      1.234          1.333           132,037
                                                       2003      1.000          1.234            83,835

  Travelers Federated High Yield Subaccount (5/03)...  2006      1.212          1.242                --
                                                       2005      1.202          1.212           138,657
                                                       2004      1.108          1.202            97,501
                                                       2003      1.000          1.108            51,969

  Travelers Federated Stock Subaccount (6/03)........  2006      1.407          1.456                --
                                                       2005      1.359          1.407            33,030
                                                       2004      1.250          1.359            25,423
                                                       2003      1.000          1.250             1,345

  Travelers Large Cap Subaccount (6/03)..............  2006      1.329          1.369                --
                                                       2005      1.244          1.329           141,568
                                                       2004      1.188          1.244            96,771
                                                       2003      1.000          1.188            26,643

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.100          1.169                --
                                                       2005      1.000          1.100           292,653

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.030          1.033                --
                                                       2005      1.000          1.030                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.067          1.104                --
                                                       2005      0.998          1.067           171,108

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.077          1.123                --
                                                       2005      1.005          1.077           271,837

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.046          1.066                --
                                                       2005      1.015          1.046                --

  Travelers Mercury Large Cap Core Subaccount
  (6/03).............................................  2006      1.456          1.546                --
                                                       2005      1.322          1.456            58,994
                                                       2004      1.160          1.322            57,788
                                                       2003      1.000          1.160                --

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.456          1.540                --
                                                       2005      1.437          1.456           332,275
                                                       2004      1.281          1.437           261,523
                                                       2003      1.000          1.281             8,597

  Travelers MFS Total Return Subaccount (5/03).......  2006      1.248          1.288                --
                                                       2005      1.233          1.248           909,169
                                                       2004      1.125          1.233           554,397
                                                       2003      1.000          1.125           133,936

  Travelers MFS Value Subaccount (5/04)..............  2006      1.162          1.256                --
                                                       2005      1.111          1.162           191,115
                                                       2004      0.965          1.111            49,675

  Travelers Mondrian International Stock Subaccount
  (6/03).............................................  2006      1.550          1.780                --
                                                       2005      1.439          1.550            28,479
                                                       2004      1.265          1.439            10,803
                                                       2003      1.000          1.265             4,766

  Travelers Pioneer Fund Subaccount (6/03)...........  2006      1.355          1.438                --
                                                       2005      1.301          1.355            34,555
                                                       2004      1.190          1.301             7,615
                                                       2003      1.000          1.190                --

  Travelers Pioneer Mid Cap Value Subaccount (9/05)..  2006      1.050          1.104                --
                                                       2005      1.046          1.050             2,068

  Travelers Pioneer Strategic Income Subaccount
  (6/04).............................................  2006      1.106          1.116                --
                                                       2005      1.085          1.106           135,772
                                                       2004      0.979          1.085            24,767

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Quality Bond Subaccount (5/03)...........  2006      1.029          1.019                --
                                                       2005      1.030          1.029           162,052
                                                       2004      1.014          1.030           128,432
                                                       2003      1.000          1.014           119,596

  Travelers Strategic Equity Subaccount (6/03).......  2006      1.335          1.392                --
                                                       2005      1.330          1.335             3,592
                                                       2004      1.228          1.330            13,198
                                                       2003      1.000          1.228             9,971

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.106          1.273                --
                                                       2005      1.009          1.106                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (6/05)..................................  2006      1.108          1.270                --
                                                       2005      1.043          1.108                --

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.073          1.034                --
                                                       2005      1.046          1.073           187,337
                                                       2004      0.979          1.046                --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2006      1.489          1.699           165,913
                                                       2005      1.454          1.489           154,973
                                                       2004      1.260          1.454           111,964
                                                       2003      1.000          1.260             8,903

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/03).............................................  2006      1.284          1.348                --
                                                       2005      1.211          1.284                --
                                                       2004      1.187          1.211                --
                                                       2003      1.000          1.187                --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class 2)
  (6/03).............................................  2006      1.608          1.762           215,816
                                                       2005      1.402          1.608           187,658
                                                       2004      1.239          1.402           164,548
                                                       2003      1.000          1.239            25,197

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/03)...........................  2006      1.399          1.566             3,837
                                                       2005      1.179          1.399             3,843
                                                       2004      1.184          1.179             3,849
                                                       2003      1.000          1.184                --

  VIP Mid Cap Subaccount (Service Class 2) (5/03)....  2006      2.005          2.215           323,563
                                                       2005      1.728          2.005           317,898
                                                       2004      1.410          1.728           221,510
                                                       2003      1.000          1.410            25,494

                         SEPARATE ACCOUNT CHARGES 1.75%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.376          1.343               --
                                                       2005      1.219          1.376               --
                                                       2004      1.145          1.219               --
                                                       2003      1.000          1.145               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2006      1.648          1.950           16,095
                                                       2005      1.470          1.648           16,095
                                                       2004      1.318          1.470           16,095
                                                       2003      1.000          1.318            2,754

  American Funds Growth Subaccount (Class 2) (5/03)..  2006      1.587          1.719           11,682
                                                       2005      1.390          1.587           11,687
                                                       2004      1.257          1.390           11,693
                                                       2003      1.000          1.257            4,726

  American Funds Growth-Income Subaccount (Class 2)
  (5/03).............................................  2006      1.416          1.603            3,369
                                                       2005      1.361          1.416               --
                                                       2004      1.255          1.361            5,691
                                                       2003      1.000          1.255            3,612

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.657          1.639               --
                                                       2005      1.427          1.657               --
                                                       2004      1.215          1.427               --
                                                       2003      1.000          1.215               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03).............................................  2006      1.717          2.237               --
                                                       2005      1.630          1.717               --
                                                       2004      1.263          1.630            4,868
                                                       2003      1.000          1.263            3,675

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/03).....................................  2006      1.239          1.418           17,229
                                                       2005      1.208          1.239           17,653
                                                       2004      1.170          1.208           13,843
                                                       2003      1.000          1.170            1,549

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/03).....................................  2006      1.459          1.488               --
                                                       2005      1.404          1.459               --
                                                       2004      1.283          1.404            3,443
                                                       2003      1.000          1.283            3,443

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (3/04).................................  2006      1.310          1.424               --
                                                       2005      1.210          1.310               --
                                                       2004      1.078          1.210               --
                                                       2003      1.000          1.078               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (1/04).................................  2006      1.308          1.457               --
                                                       2005      1.208          1.308               --
                                                       2004      1.072          1.208               --
                                                       2003      1.000          1.072               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)..........................................  2006      1.450          1.686               --
                                                       2005      1.334          1.450               --
                                                       2004      1.206          1.334            5,925
                                                       2003      1.000          1.206            3,788

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (6/03)........................  2006      2.267          2.853               --
                                                       2005      1.810          2.267               --
                                                       2004      1.477          1.810               --
                                                       2003      1.000          1.477               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.685          2.011           19,770
                                                       2005      1.556          1.685            4,628
                                                       2004      1.336          1.556            5,854
                                                       2003      1.104          1.336               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.617          1.936               --
                                                       2005      1.512          1.617           23,222
                                                       2004      1.326          1.512           17,201
                                                       2003      1.000          1.326            1,376

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.057          1.080               --
                                                       2005      1.062          1.057               --
                                                       2004      0.992          1.062               --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (6/03).............................................  2006      1.231          1.270               --
                                                       2005      1.163          1.231               --
                                                       2004      1.093          1.163            4,021
                                                       2003      1.000          1.093            4,021

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/03)............................  2006      1.475          1.541               --
                                                       2005      1.336          1.475               --
                                                       2004      1.190          1.336               --
                                                       2003      1.000          1.190               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/03).....................................  2006      1.500          1.589               --
                                                       2005      1.368          1.500            1,138
                                                       2004      1.384          1.368            1,140
                                                       2003      1.000          1.384               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2006      1.334          1.546               --
                                                       2005      1.286          1.334               --
                                                       2004      1.252          1.286               --
                                                       2003      1.000          1.252               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (6/03)......  2006      1.537          1.723               --
                                                       2005      1.504          1.537            2,061
                                                       2004      1.333          1.504            2,065
                                                       2003      1.000          1.333               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/03).........  2006      1.424          1.653            3,201
                                                       2005      1.393          1.424            3,206
                                                       2004      1.309          1.393            3,212
                                                       2003      1.000          1.309            3,213

  LMPVPI Investors Subaccount (Class I) (6/03).......  2006      1.445          1.679            8,333
                                                       2005      1.380          1.445            8,333
                                                       2004      1.272          1.380            8,333
                                                       2003      1.000          1.272            1,427

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2006      1.334          1.366               --
                                                       2005      1.290          1.334               --
                                                       2004      1.306          1.290               --
                                                       2003      1.000          1.306               --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (6/03).............................................  2006      1.665          1.845               --
                                                       2005      1.615          1.665               --
                                                       2004      1.428          1.615               --
                                                       2003      1.000          1.428               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (6/03).............................................  2006      1.472          1.607               --
                                                       2005      1.363          1.472               --
                                                       2004      1.272          1.363            3,491
                                                       2003      1.000          1.272            3,491

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.343          1.519               --
                                                       2005      1.311          1.343               --
                                                       2004      1.210          1.311            5,045
                                                       2003      1.000          1.210            3,724

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2006      1.331          1.470               --
                                                       2005      1.307          1.331            2,357
                                                       2004      1.227          1.307            2,361
                                                       2003      1.000          1.227               --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount
  (11/03)............................................  2006      0.998          1.021               --
                                                       2005      0.992          0.998               --
                                                       2004      0.998          0.992               --
                                                       2003      1.000          0.998               --

  LMPVPIII Social Awareness Stock Subaccount (6/04)..  2006      1.072          1.134               --
                                                       2005      1.045          1.072               --
                                                       2004      0.986          1.045               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (6/03).............................................  2006      1.394          1.607               --
                                                       2005      1.374          1.394               --
                                                       2004      1.241          1.374            3,686
                                                       2003      1.000          1.241            3,686

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.629          1.796               --
                                                       2005      1.532          1.629               --
                                                       2004      1.257          1.532               --
                                                       2003      1.000          1.257               --

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.081          1.115               --
                                                       2005      1.060          1.081               --
                                                       2004      0.962          1.060               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      1.791          1.704            3,139

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.240          1.306               --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.543          1.633            9,105

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.269          1.352               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.777          1.956            3,819

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.639          1.679               --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2006      1.115          1.178               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.250          1.309               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2006      1.001          1.077               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      0.964          1.071               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.457          1.438               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.272          1.261               --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.254          1.385               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.219               --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.435          1.542               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.104          1.161               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.115          1.154               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.028               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.538          1.499               --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      1.005          1.026           83,497

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.367          1.384           24,595

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.436          1.471               --

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.059               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.042               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.048               --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.053               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.058               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.286          1.373           22,602

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.050           37,902

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.068               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2006      1.080          1.146               --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2006      1.033          1.068               --

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.996          1.005               --
                                                       2005      0.986          0.996            2,843
                                                       2004      0.993          0.986           29,727
                                                       2003      1.000          0.993               --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (6/04).....................................  2006      1.093          1.154               --
                                                       2005      1.052          1.093               --
                                                       2004      0.989          1.052               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (6/03)......................................  2006      1.122          1.110               --
                                                       2005      1.119          1.122               --
                                                       2004      1.045          1.119            4,140
                                                       2003      1.000          1.045            4,140

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.050          1.071           10,494
                                                       2005      1.043          1.050           10,494
                                                       2004      1.012          1.043           10,494
                                                       2003      1.000          1.012            1,757

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/03).........................................  2006      1.626          2.041               --
                                                       2005      1.475          1.626               --
                                                       2004      1.292          1.475               --
                                                       2003      1.000          1.292               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/03).............................................  2006      1.863          2.147               --
                                                       2005      1.771          1.863               --
                                                       2004      1.428          1.771               --
                                                       2003      1.000          1.428               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.369          1.457               --
                                                       2005      1.281          1.369               --
                                                       2004      1.224          1.281               --
                                                       2003      1.000          1.224               --

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.173          1.250               --
                                                       2005      1.190          1.173               --
                                                       2004      1.139          1.190            3,938
                                                       2003      1.000          1.139            3,938

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.641          1.791               --
                                                       2005      1.485          1.641            3,144
                                                       2004      1.298          1.485            3,150
                                                       2003      1.000          1.298            3,151

  Travelers Equity Income Subaccount (5/03)..........  2006      1.367          1.436               --
                                                       2005      1.332          1.367               --
                                                       2004      1.233          1.332               --
                                                       2003      1.000          1.233               --

  Travelers Federated High Yield Subaccount (5/03)...  2006      1.210          1.240               --
                                                       2005      1.201          1.210               --
                                                       2004      1.107          1.201               --
                                                       2003      1.000          1.107               --

  Travelers Federated Stock Subaccount (6/03)........  2006      1.405          1.454               --
                                                       2005      1.358          1.405               --
                                                       2004      1.250          1.358               --
                                                       2003      1.000          1.250               --

  Travelers Large Cap Subaccount (6/03)..............  2006      1.327          1.367               --
                                                       2005      1.243          1.327           25,887
                                                       2004      1.187          1.243           14,160
                                                       2003      1.000          1.187               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.099          1.168               --
                                                       2005      1.000          1.099               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.029          1.033               --
                                                       2005      1.000          1.029               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.066          1.104               --
                                                       2005      0.998          1.066               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.077          1.122               --
                                                       2005      1.005          1.077               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.046          1.066               --
                                                       2005      1.015          1.046               --

  Travelers Mercury Large Cap Core Subaccount
  (6/03).............................................  2006      1.454          1.543               --
                                                       2005      1.321          1.454            9,105
                                                       2004      1.160          1.321            9,105
                                                       2003      1.000          1.160            1,562

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.454          1.538               --
                                                       2005      1.436          1.454               --
                                                       2004      1.280          1.436               --
                                                       2003      1.000          1.280               --

  Travelers MFS Total Return Subaccount (5/03).......  2006      1.246          1.286               --
                                                       2005      1.232          1.246           25,096
                                                       2004      1.125          1.232           25,107
                                                       2003      1.000          1.125            6,907

  Travelers MFS Value Subaccount (5/04)..............  2006      1.161          1.254               --
                                                       2005      1.110          1.161               --
                                                       2004      0.965          1.110               --

  Travelers Mondrian International Stock Subaccount
  (6/03).............................................  2006      1.548          1.777               --
                                                       2005      1.438          1.548               --
                                                       2004      1.264          1.438               --
                                                       2003      1.000          1.264               --

  Travelers Pioneer Fund Subaccount (6/03)...........  2006      1.353          1.435               --
                                                       2005      1.299          1.353               --
                                                       2004      1.190          1.299               --
                                                       2003      1.000          1.190               --

  Travelers Pioneer Mid Cap Value Subaccount (9/05)..  2006      1.049          1.104               --
                                                       2005      1.046          1.049               --

  Travelers Pioneer Strategic Income Subaccount
  (6/04).............................................  2006      1.105          1.115               --
                                                       2005      1.084          1.105               --
                                                       2004      0.979          1.084               --

  Travelers Quality Bond Subaccount (5/03)...........  2006      1.028          1.018               --
                                                       2005      1.029          1.028           43,791
                                                       2004      1.014          1.029           25,966
                                                       2003      1.000          1.014            3,963

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Strategic Equity Subaccount (6/03).......  2006      1.333          1.390               --
                                                       2005      1.329          1.333               --
                                                       2004      1.227          1.329               --
                                                       2003      1.000          1.227               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.106          1.272               --
                                                       2005      1.009          1.106               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (6/05)..................................  2006      1.107          1.269               --
                                                       2005      1.043          1.107               --

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.072          1.033               --
                                                       2005      1.045          1.072               --
                                                       2004      0.979          1.045               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2006      1.487          1.695               --
                                                       2005      1.453          1.487               --
                                                       2004      1.259          1.453               --
                                                       2003      1.000          1.259               --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/03).............................................  2006      1.283          1.346               --
                                                       2005      1.210          1.283               --
                                                       2004      1.186          1.210               --
                                                       2003      1.000          1.186               --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class 2)
  (6/03).............................................  2006      1.606          1.759            3,082
                                                       2005      1.401          1.606               --
                                                       2004      1.238          1.401               --
                                                       2003      1.000          1.238               --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/03)...........................  2006      1.397          1.563               --
                                                       2005      1.178          1.397               --
                                                       2004      1.184          1.178               --
                                                       2003      1.000          1.184               --

  VIP Mid Cap Subaccount (Service Class 2) (5/03)....  2006      2.002          2.211               --
                                                       2005      1.726          2.002            1,800
                                                       2004      1.409          1.726            1,803
                                                       2003      1.000          1.409               --

                         SEPARATE ACCOUNT CHARGES 1.80%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.326          1.294               --
                                                       2005      1.175          1.326               --
                                                       2004      1.105          1.175               --
                                                       2003      1.000          1.105               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2006      1.509          1.785           52,186
                                                       2005      1.347          1.509           57,290
                                                       2004      1.209          1.347               --
                                                       2003      1.000          1.209               --

  American Funds Growth Subaccount (Class 2) (5/03)..  2006      1.456          1.576          164,114
                                                       2005      1.276          1.456          169,218
                                                       2004      1.155          1.276               --
                                                       2003      1.000          1.155               --

  American Funds Growth-Income Subaccount (Class 2)
  (5/03).............................................  2006      1.298          1.469           14,153
                                                       2005      1.249          1.298            9,620
                                                       2004      1.152          1.249               --
                                                       2003      1.000          1.152               --

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.549          1.532               --
                                                       2005      1.334          1.549              720
                                                       2004      1.137          1.334               --
                                                       2003      1.000          1.137               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03).............................................  2006      1.651          2.151               --
                                                       2005      1.568          1.651           17,722
                                                       2004      1.215          1.568               --
                                                       2003      1.000          1.215               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/03).....................................  2006      1.154          1.320              191
                                                       2005      1.126          1.154               --
                                                       2004      1.091          1.126               --
                                                       2003      1.000          1.091               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/03).....................................  2006      1.351          1.377               --
                                                       2005      1.300          1.351               --
                                                       2004      1.189          1.300               --
                                                       2003      1.000          1.189               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (3/04).................................  2006      1.309          1.423               --
                                                       2005      1.210          1.309           70,892
                                                       2004      1.083          1.210               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (1/04).................................  2006      1.306          1.455               --
                                                       2005      1.208          1.306            8,331
                                                       2004      1.124          1.208               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)..........................................  2006      1.353          1.573               --
                                                       2005      1.246          1.353              413
                                                       2004      1.126          1.246               --
                                                       2003      1.000          1.126               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (6/03)........................  2006      2.039          2.566            9,962
                                                       2005      1.629          2.039           11,308
                                                       2004      1.330          1.629               --
                                                       2003      1.000          1.330               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.534          1.829          134,960
                                                       2005      1.417          1.534              789
                                                       2004      1.217          1.417               --
                                                       2003      1.000          1.217               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.446          1.730               --
                                                       2005      1.353          1.446           60,245
                                                       2004      1.187          1.353               --
                                                       2003      1.000          1.187               --

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.056          1.079               --
                                                       2005      1.061          1.056           58,955
                                                       2004      0.992          1.061               --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (6/03).............................................  2006      1.185          1.223               --
                                                       2005      1.121          1.185               --
                                                       2004      1.053          1.121               --
                                                       2003      1.000          1.053               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/03)............................  2006      1.378          1.439               --
                                                       2005      1.249          1.378               --
                                                       2004      1.114          1.249               --
                                                       2003      1.000          1.114               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/03).....................................  2006      1.342          1.421               --
                                                       2005      1.225          1.342               --
                                                       2004      1.240          1.225               --
                                                       2003      1.000          1.240               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2006      1.222          1.415               --
                                                       2005      1.178          1.222               --
                                                       2004      1.148          1.178               --
                                                       2003      1.000          1.148               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (6/03)......  2006      1.419          1.589               --
                                                       2005      1.389          1.419               --
                                                       2004      1.231          1.389               --
                                                       2003      1.000          1.231               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/03).........  2006      1.288          1.494               --
                                                       2005      1.260          1.288               --
                                                       2004      1.185          1.260               --
                                                       2003      1.000          1.185               --

  LMPVPI Investors Subaccount (Class I) (6/03).......  2006      1.293          1.502               --
                                                       2005      1.235          1.293               --
                                                       2004      1.140          1.235               --
                                                       2003      1.000          1.140               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2006      1.208          1.236               --
                                                       2005      1.169          1.208               --
                                                       2004      1.184          1.169               --
                                                       2003      1.000          1.184               --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (6/03).............................................  2006      1.488          1.649               --
                                                       2005      1.445          1.488               --
                                                       2004      1.278          1.445               --
                                                       2003      1.000          1.278               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (6/03).............................................  2006      1.338          1.459           30,224
                                                       2005      1.239          1.338           31,392
                                                       2004      1.156          1.239               --
                                                       2003      1.000          1.156               --

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.249          1.412               --
                                                       2005      1.220          1.249               --
                                                       2004      1.127          1.220               --
                                                       2003      1.000          1.127               --

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2006      1.223          1.351              135
                                                       2005      1.202          1.223               --
                                                       2004      1.129          1.202               --
                                                       2003      0.996          1.129               --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount
  (11/03)............................................  2006      0.997          1.020               --
                                                       2005      0.992          0.997               --
                                                       2004      0.998          0.992               --
                                                       2003      0.998          0.998               --

  LMPVPIII Social Awareness Stock Subaccount (6/04)..  2006      1.071          1.133               --
                                                       2005      1.044          1.071               --
                                                       2004      0.986          1.044               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (6/03).............................................  2006      1.296          1.493               --
                                                       2005      1.278          1.296               --
                                                       2004      1.155          1.278               --
                                                       2003      0.996          1.155               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.509          1.664           71,119
                                                       2005      1.420          1.509           68,520
                                                       2004      1.165          1.420               --
                                                       2003      1.000          1.165               --

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.081          1.114               --
                                                       2005      1.059          1.081               --
                                                       2004      0.962          1.059               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      1.643          1.563               --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.199          1.262           31,384

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.445          1.528               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.269          1.351               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.641          1.806               --

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.532          1.568               --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2006      1.114          1.176               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.188          1.243              140

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2006      1.001          1.076              171

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      0.964          1.071               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.373          1.354              174

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.271          1.260               --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.253          1.383               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.218           26,278

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.359          1.459              167

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.103          1.160               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.114          1.152          171,681

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.027           11,767

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.395          1.360               --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      1.005          1.026            6,784

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.298          1.314               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.331          1.364               --

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.059               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.041               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.048               --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.053               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.058               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.213          1.295          142,914

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.050          189,516

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.067               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2006      1.079          1.145           57,480

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2006      1.032          1.066           59,794

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.997          1.005               --
                                                       2005      0.986          0.997              272
                                                       2004      0.994          0.986               --
                                                       2003      1.000          0.994               --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (6/04).....................................  2006      1.092          1.153               --
                                                       2005      1.051          1.092               --
                                                       2004      0.989          1.051               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (6/03)......................................  2006      1.066          1.055           43,508
                                                       2005      1.064          1.066           38,804
                                                       2004      0.994          1.064               --
                                                       2003      1.000          0.994               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.024          1.044          101,744
                                                       2005      1.018          1.024           93,293
                                                       2004      0.988          1.018               --
                                                       2003      1.000          0.988               --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/03).........................................  2006      1.488          1.867               --
                                                       2005      1.350          1.488               --
                                                       2004      1.183          1.350               --
                                                       2003      1.000          1.183               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/03).............................................  2006      1.665          1.918           20,788
                                                       2005      1.584          1.665           21,879
                                                       2004      1.278          1.584               --
                                                       2003      1.000          1.278               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.290          1.373               --
                                                       2005      1.208          1.290              343
                                                       2004      1.155          1.208               --
                                                       2003      1.000          1.155               --

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.115          1.188               --
                                                       2005      1.131          1.115               --
                                                       2004      1.084          1.131               --
                                                       2003      1.000          1.084               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.506          1.643               --
                                                       2005      1.364          1.506              148
                                                       2004      1.192          1.364               --
                                                       2003      1.000          1.192               --

  Travelers Equity Income Subaccount (5/03)..........  2006      1.268          1.331               --
                                                       2005      1.236          1.268               --
                                                       2004      1.145          1.236               --
                                                       2003      1.000          1.145               --

  Travelers Federated High Yield Subaccount (5/03)...  2006      1.170          1.199               --
                                                       2005      1.162          1.170           29,713
                                                       2004      1.072          1.162               --
                                                       2003      1.000          1.072               --

  Travelers Federated Stock Subaccount (6/03)........  2006      1.277          1.321               --
                                                       2005      1.235          1.277               --
                                                       2004      1.137          1.235               --
                                                       2003      1.000          1.137               --

  Travelers Large Cap Subaccount (6/03)..............  2006      1.261          1.298               --
                                                       2005      1.181          1.261               --
                                                       2004      1.129          1.181               --
                                                       2003      1.000          1.129               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.099          1.168               --
                                                       2005      1.000          1.099               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.029          1.032               --
                                                       2005      1.000          1.029               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.066          1.103               --
                                                       2005      0.998          1.066               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.076          1.122               --
                                                       2005      1.005          1.076               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.046          1.065               --
                                                       2005      1.015          1.046               --

  Travelers Mercury Large Cap Core Subaccount
  (6/03).............................................  2006      1.362          1.445               --
                                                       2005      1.237          1.362               --
                                                       2004      1.087          1.237               --
                                                       2003      1.000          1.087               --

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.319          1.395               --
                                                       2005      1.303          1.319               --
                                                       2004      1.163          1.303               --
                                                       2003      1.000          1.163               --

  Travelers MFS Total Return Subaccount (5/03).......  2006      1.175          1.213               --
                                                       2005      1.162          1.175          143,111
                                                       2004      1.062          1.162               --
                                                       2003      1.000          1.062               --

  Travelers MFS Value Subaccount (5/04)..............  2006      1.160          1.253               --
                                                       2005      1.110          1.160               --
                                                       2004      0.965          1.110               --

  Travelers Mondrian International Stock Subaccount
  (6/03).............................................  2006      1.430          1.641               --
                                                       2005      1.329          1.430               --
                                                       2004      1.169          1.329               --
                                                       2003      1.000          1.169               --

  Travelers Pioneer Fund Subaccount (6/03)...........  2006      1.282          1.359               --
                                                       2005      1.231          1.282               --
                                                       2004      1.128          1.231               --
                                                       2003      0.991          1.128               --

  Travelers Pioneer Mid Cap Value Subaccount (9/05)..  2006      1.049          1.103               --
                                                       2005      1.046          1.049               --

  Travelers Pioneer Strategic Income Subaccount
  (6/04).............................................  2006      1.104          1.114               --
                                                       2005      1.084          1.104          176,153
                                                       2004      0.979          1.084               --

  Travelers Quality Bond Subaccount (5/03)...........  2006      1.004          0.994               --
                                                       2005      1.006          1.004               --
                                                       2004      0.992          1.006               --
                                                       2003      1.000          0.992               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Strategic Equity Subaccount (6/03).......  2006      1.239          1.292               --
                                                       2005      1.237          1.239               --
                                                       2004      1.142          1.237               --
                                                       2003      1.000          1.142               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.105          1.271               --
                                                       2005      1.009          1.105               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (6/05)..................................  2006      1.107          1.269               --
                                                       2005      1.043          1.107               --

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.071          1.032               --
                                                       2005      1.045          1.071           58,157
                                                       2004      0.979          1.045               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2006      1.343          1.531          145,781
                                                       2005      1.314          1.343          146,879
                                                       2004      1.139          1.314               --
                                                       2003      1.000          1.139               --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/03).............................................  2006      1.216          1.275               --
                                                       2005      1.147          1.216               --
                                                       2004      1.125          1.147               --
                                                       2003      1.000          1.125               --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class 2)
  (6/03).............................................  2006      1.508          1.651           20,195
                                                       2005      1.316          1.508           16,574
                                                       2004      1.164          1.316               --
                                                       2003      1.000          1.164               --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/03)...........................  2006      1.293          1.446               --
                                                       2005      1.091          1.293               --
                                                       2004      1.097          1.091               --
                                                       2003      1.017          1.097               --

  VIP Mid Cap Subaccount (Service Class 2) (5/03)....  2006      1.802          1.990           30,056
                                                       2005      1.555          1.802           27,970
                                                       2004      1.270          1.555               --
                                                       2003      1.000          1.270               --

                         SEPARATE ACCOUNT CHARGES 1.90%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.370          1.336               --
                                                       2005      1.216          1.370           29,605
                                                       2004      1.144          1.216           29,152
                                                       2003      1.000          1.144            8,021

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2006      1.641          1.940           52,278
                                                       2005      1.466          1.641           52,392
                                                       2004      1.317          1.466           43,203
                                                       2003      1.000          1.317           13,775

  American Funds Growth Subaccount (Class 2) (5/03)..  2006      1.581          1.710          225,716
                                                       2005      1.387          1.581          236,571
                                                       2004      1.256          1.387           61,800
                                                       2003      1.000          1.256           31,757

  American Funds Growth-Income Subaccount (Class 2)
  (5/03).............................................  2006      1.410          1.594          263,461
                                                       2005      1.358          1.410          254,859
                                                       2004      1.254          1.358           39,911
                                                       2003      1.000          1.254           14,266

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.651          1.632               --
                                                       2005      1.423          1.651           23,135
                                                       2004      1.214          1.423            2,435
                                                       2003      1.000          1.214            1,690

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03).............................................  2006      1.710          2.225               --
                                                       2005      1.626          1.710           57,549
                                                       2004      1.261          1.626           23,208
                                                       2003      1.000          1.261           16,995

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/03).....................................  2006      1.234          1.410            7,953
                                                       2005      1.205          1.234           13,168
                                                       2004      1.169          1.205           13,175
                                                       2003      1.000          1.169               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/03).....................................  2006      1.454          1.480           30,328
                                                       2005      1.400          1.454           32,742
                                                       2004      1.282          1.400           19,729
                                                       2003      1.000          1.282            7,419

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (3/04).................................  2006      1.306          1.419               --
                                                       2005      1.208          1.306           65,992
                                                       2004      1.078          1.208            9,729
                                                       2003      1.000          1.078               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (1/04).................................  2006      1.304          1.452               --
                                                       2005      1.206          1.304           13,951
                                                       2004      1.072          1.206               --
                                                       2003      1.000          1.072               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)..........................................  2006      1.444          1.677               --
                                                       2005      1.331          1.444           45,893
                                                       2004      1.204          1.331           29,546
                                                       2003      1.000          1.204           27,086

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (6/03)........................  2006      2.258          2.838           16,820
                                                       2005      1.806          2.258           14,359
                                                       2004      1.476          1.806           14,364
                                                       2003      1.000          1.476            8,132

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.678          2.000          417,234
                                                       2005      1.553          1.678          314,979
                                                       2004      1.335          1.553          259,067
                                                       2003      1.104          1.335           49,584

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.611          1.925               --
                                                       2005      1.508          1.611           60,521
                                                       2004      1.325          1.508           56,013
                                                       2003      1.000          1.325           11,294

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.054          1.077               --
                                                       2005      1.060          1.054           27,334
                                                       2004      0.992          1.060            4,485

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (6/03).............................................  2006      1.226          1.265               --
                                                       2005      1.160          1.226           28,959
                                                       2004      1.092          1.160           24,709
                                                       2003      1.000          1.092               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/03)............................  2006      1.469          1.533            5,292
                                                       2005      1.333          1.469            5,292
                                                       2004      1.189          1.333            5,292
                                                       2003      1.000          1.189            5,292

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/03).....................................  2006      1.494          1.580           10,628
                                                       2005      1.365          1.494            9,055
                                                       2004      1.383          1.365            9,057
                                                       2003      1.000          1.383              579

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2006      1.329          1.538           17,432
                                                       2005      1.283          1.329           17,575
                                                       2004      1.251          1.283           17,362
                                                       2003      1.000          1.251           17,206

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (6/03)......  2006      1.531          1.714               --
                                                       2005      1.501          1.531          111,475
                                                       2004      1.331          1.501           66,799
                                                       2003      1.000          1.331            9,320

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/03).........  2006      1.419          1.644            3,801
                                                       2005      1.390          1.419            3,814
                                                       2004      1.308          1.390           16,890
                                                       2003      1.000          1.308            2,916

  LMPVPI Investors Subaccount (Class I) (6/03).......  2006      1.439          1.670            5,273
                                                       2005      1.377          1.439            5,281
                                                       2004      1.271          1.377            5,288
                                                       2003      1.000          1.271            5,296

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2006      1.329          1.359           27,335
                                                       2005      1.287          1.329           30,904
                                                       2004      1.305          1.287           30,983
                                                       2003      1.000          1.305           15,239

  LMPVPI Small Cap Growth Subaccount (Class I)
  (6/03).............................................  2006      1.659          1.835           17,657
                                                       2005      1.611          1.659           17,669
                                                       2004      1.427          1.611           17,682
                                                       2003      1.000          1.427            9,538

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (6/03).............................................  2006      1.467          1.598              870
                                                       2005      1.360          1.467              857
                                                       2004      1.271          1.360              912
                                                       2003      1.000          1.271               --

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.338          1.511           20,581
                                                       2005      1.308          1.338           20,601
                                                       2004      1.209          1.308            7,672
                                                       2003      1.000          1.209            3,463

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2006      1.326          1.462              376
                                                       2005      1.304          1.326              377
                                                       2004      1.226          1.304              377
                                                       2003      1.000          1.226               --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount
  (11/03)............................................  2006      0.995          1.016            4,822
                                                       2005      0.990          0.995            7,174
                                                       2004      0.998          0.990            6,878
                                                       2003      1.000          0.998               --

  LMPVPIII Social Awareness Stock Subaccount (6/04)..  2006      1.069          1.130               --
                                                       2005      1.044          1.069               --
                                                       2004      0.986          1.044               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (6/03).............................................  2006      1.389          1.598          157,879
                                                       2005      1.371          1.389          156,335
                                                       2004      1.240          1.371           56,938
                                                       2003      1.000          1.240               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.623          1.787          181,623
                                                       2005      1.528          1.623          176,949
                                                       2004      1.255          1.528           77,395
                                                       2003      1.000          1.255            2,573

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.079          1.112               --
                                                       2005      1.059          1.079               --
                                                       2004      0.962          1.059               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      1.783          1.695           13,517

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.235          1.299           84,156

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.537          1.624           61,067

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.268          1.348               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.769          1.946           42,003

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.632          1.670           22,985

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2006      1.112          1.173           28,117

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.245          1.302           85,638

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2006      1.001          1.075           98,014

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      0.964          1.070               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.451          1.430           12,736

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.270          1.258               --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.251          1.379           19,559

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.218           99,687

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.429          1.533            7,752

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.102          1.158               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.112          1.149           35,264

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.027          210,323

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.531          1.491            8,642

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      1.000          1.021          221,438

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.361          1.377           39,896

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.429          1.463          130,400

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.058               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.041            8,936

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.047               --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.052          305,325

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.057               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.280          1.366          483,448

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.049          192,601

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.067           41,041

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2006      1.077          1.142           28,582

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2006      1.030          1.063            6,168

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.993          1.000               --
                                                       2005      0.983          0.993          391,075
                                                       2004      0.992          0.983          204,709
                                                       2003      1.000          0.992           44,851

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (6/04).....................................  2006      1.090          1.151               --
                                                       2005      1.051          1.090               --
                                                       2004      0.989          1.051               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (6/03)......................................  2006      1.118          1.104          118,916
                                                       2005      1.116          1.118          134,801
                                                       2004      1.044          1.116           22,210
                                                       2003      1.000          1.044            3,888

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.046          1.065          294,136
                                                       2005      1.040          1.046          334,856
                                                       2004      1.011          1.040          184,042
                                                       2003      1.000          1.011           67,692

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/03).........................................  2006      1.620          2.030            8,259
                                                       2005      1.471          1.620            9,292
                                                       2004      1.291          1.471            9,410
                                                       2003      1.000          1.291            9,542

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/03).............................................  2006      1.855          2.135           48,794
                                                       2005      1.767          1.855           40,149
                                                       2004      1.427          1.767           12,282
                                                       2003      1.000          1.427            2,707

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.364          1.451               --
                                                       2005      1.278          1.364           21,091
                                                       2004      1.223          1.278           15,975
                                                       2003      1.000          1.223            5,147

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.169          1.245               --
                                                       2005      1.187          1.169           83,721
                                                       2004      1.138          1.187           88,044
                                                       2003      1.000          1.138           10,856

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.634          1.783               --
                                                       2005      1.482          1.634           13,517
                                                       2004      1.297          1.482               --
                                                       2003      1.000          1.297               --

  Travelers Equity Income Subaccount (5/03)..........  2006      1.362          1.429               --
                                                       2005      1.328          1.362          128,680
                                                       2004      1.232          1.328           98,040
                                                       2003      1.000          1.232           29,675

  Travelers Federated High Yield Subaccount (5/03)...  2006      1.206          1.235               --
                                                       2005      1.198          1.206           82,144
                                                       2004      1.106          1.198           68,276
                                                       2003      1.000          1.106               --

  Travelers Federated Stock Subaccount (6/03)........  2006      1.399          1.448               --
                                                       2005      1.354          1.399           30,185
                                                       2004      1.248          1.354           28,059
                                                       2003      1.000          1.248            8,102

  Travelers Large Cap Subaccount (6/03)..............  2006      1.322          1.361               --
                                                       2005      1.240          1.322            3,165
                                                       2004      1.186          1.240            3,170
                                                       2003      1.000          1.186               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.098          1.166               --
                                                       2005      1.000          1.098               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.028          1.031               --
                                                       2005      1.000          1.028               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.065          1.102               --
                                                       2005      0.998          1.065          277,545

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.076          1.121               --
                                                       2005      1.005          1.076               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.045          1.064               --
                                                       2005      1.015          1.045               --

  Travelers Mercury Large Cap Core Subaccount
  (6/03).............................................  2006      1.449          1.537               --
                                                       2005      1.318          1.449           59,830
                                                       2004      1.159          1.318           17,544
                                                       2003      1.000          1.159            9,646

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.448          1.531               --
                                                       2005      1.432          1.448           13,948
                                                       2004      1.279          1.432            6,935
                                                       2003      1.000          1.279           12,165

  Travelers MFS Total Return Subaccount (5/03).......  2006      1.241          1.280               --
                                                       2005      1.229          1.241          456,985
                                                       2004      1.124          1.229          330,615
                                                       2003      1.000          1.124          165,411

  Travelers MFS Value Subaccount (5/04)..............  2006      1.158          1.251               --
                                                       2005      1.109          1.158           19,559
                                                       2004      0.965          1.109           19,559

  Travelers Mondrian International Stock Subaccount
  (6/03).............................................  2006      1.542          1.769               --
                                                       2005      1.435          1.542           45,415
                                                       2004      1.263          1.435           12,912
                                                       2003      1.000          1.263            5,268

  Travelers Pioneer Fund Subaccount (6/03)...........  2006      1.348          1.429               --
                                                       2005      1.296          1.348           12,933
                                                       2004      1.189          1.296           12,939
                                                       2003      1.000          1.189               --

  Travelers Pioneer Mid Cap Value Subaccount (9/05)..  2006      1.048          1.102               --
                                                       2005      1.046          1.048               --

  Travelers Pioneer Strategic Income Subaccount
  (6/04).............................................  2006      1.102          1.112               --
                                                       2005      1.083          1.102           33,450
                                                       2004      0.979          1.083               --

  Travelers Quality Bond Subaccount (5/03)...........  2006      1.024          1.013               --
                                                       2005      1.027          1.024           36,705
                                                       2004      1.013          1.027           37,355
                                                       2003      1.000          1.013           11,802

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Strategic Equity Subaccount (6/03).......  2006      1.327          1.384               --
                                                       2005      1.326          1.327           50,766
                                                       2004      1.226          1.326           36,975
                                                       2003      1.000          1.226           15,652

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.105          1.270               --
                                                       2005      1.009          1.105               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (6/05)..................................  2006      1.106          1.268               --
                                                       2005      1.043          1.106               --

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.069          1.030               --
                                                       2005      1.044          1.069            6,439
                                                       2004      0.979          1.044            5,459

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2006      1.481          1.686           83,636
                                                       2005      1.450          1.481           95,222
                                                       2004      1.258          1.450           32,234
                                                       2003      1.000          1.258           26,268

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/03).............................................  2006      1.278          1.338            8,430
                                                       2005      1.207          1.278            8,446
                                                       2004      1.185          1.207            8,462
                                                       2003      1.000          1.185            5,277

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class 2)
  (6/03).............................................  2006      1.600          1.749           13,223
                                                       2005      1.398          1.600           13,864
                                                       2004      1.237          1.398            5,680
                                                       2003      1.000          1.237            4,327

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/03)...........................  2006      1.392          1.554            1,455
                                                       2005      1.175          1.392            1,763
                                                       2004      1.183          1.175            1,957
                                                       2003      1.000          1.183               --

  VIP Mid Cap Subaccount (Service Class 2) (5/03)....  2006      1.994          2.199           37,631
                                                       2005      1.722          1.994           30,103
                                                       2004      1.408          1.722           16,922
                                                       2003      1.000          1.408               --

                         SEPARATE ACCOUNT CHARGES 1.95%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.368          1.333                --
                                                       2005      1.215          1.368           652,978
                                                       2004      1.143          1.215           597,045
                                                       2003      1.000          1.143           313,747

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2006      1.639          1.936         2,211,880
                                                       2005      1.465          1.639         2,211,612
                                                       2004      1.316          1.465         1,795,739
                                                       2003      1.000          1.316           670,303

  American Funds Growth Subaccount (Class 2) (5/03)..  2006      1.579          1.707         5,614,208
                                                       2005      1.385          1.579         5,824,552
                                                       2004      1.256          1.385         4,192,852
                                                       2003      1.000          1.256         1,126,436

  American Funds Growth-Income Subaccount (Class 2)
  (5/03).............................................  2006      1.408          1.591         6,045,386
                                                       2005      1.357          1.408         6,125,703
                                                       2004      1.253          1.357         3,818,449
                                                       2003      1.000          1.253         1,191,700

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.649          1.629                --
                                                       2005      1.422          1.649           744,461
                                                       2004      1.213          1.422           417,923
                                                       2003      1.000          1.213            94,570

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03).............................................  2006      1.707          2.221                --
                                                       2005      1.624          1.707         1,552,465
                                                       2004      1.261          1.624         1,215,937
                                                       2003      1.000          1.261           260,437

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/03).....................................  2006      1.232          1.407           824,010
                                                       2005      1.204          1.232           842,895
                                                       2004      1.168          1.204           783,677
                                                       2003      1.000          1.168           421,280

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/03).....................................  2006      1.451          1.477         1,129,708
                                                       2005      1.399          1.451         1,224,877
                                                       2004      1.281          1.399         1,035,325
                                                       2003      1.000          1.281           521,451

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (3/04).................................  2006      1.305          1.417                --
                                                       2005      1.208          1.305         1,433,422
                                                       2004      1.078          1.208           377,462
                                                       2003      1.000          1.078                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (1/04).................................  2006      1.302          1.450                --
                                                       2005      1.206          1.302           583,593
                                                       2004      1.071          1.206           475,433
                                                       2003      1.000          1.071                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)..........................................  2006      1.442          1.674                --
                                                       2005      1.330          1.442           972,207
                                                       2004      1.204          1.330           719,264
                                                       2003      1.000          1.204           224,993

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (6/03)........................  2006      2.255          2.833         1,053,910
                                                       2005      1.804          2.255           986,052
                                                       2004      1.475          1.804           704,091
                                                       2003      1.000          1.475            68,143

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.676          1.996         1,450,277
                                                       2005      1.551          1.676         1,463,806
                                                       2004      1.334          1.551           713,262
                                                       2003      1.104          1.334           163,763

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.608          1.921                --
                                                       2005      1.506          1.608         1,318,031
                                                       2004      1.324          1.506           862,460
                                                       2003      1.000          1.324           233,709

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.053          1.076                --
                                                       2005      1.060          1.053           731,088
                                                       2004      0.992          1.060           297,127

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (6/03).............................................  2006      1.224          1.263                --
                                                       2005      1.159          1.224           420,132
                                                       2004      1.092          1.159           519,217
                                                       2003      1.000          1.092           297,833

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/03)............................  2006      1.467          1.530           141,822
                                                       2005      1.332          1.467           140,726
                                                       2004      1.189          1.332           141,253
                                                       2003      1.000          1.189            60,118

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/03).....................................  2006      1.492          1.577           245,006
                                                       2005      1.363          1.492           256,830
                                                       2004      1.382          1.363           222,986
                                                       2003      1.000          1.382            67,723

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2006      1.327          1.535           121,897
                                                       2005      1.282          1.327           116,372
                                                       2004      1.250          1.282           112,769
                                                       2003      1.000          1.250            56,191

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (6/03)......  2006      1.529          1.711                --
                                                       2005      1.499          1.529           532,950
                                                       2004      1.331          1.499           442,933
                                                       2003      1.000          1.331            77,289

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/03).........  2006      1.417          1.641           616,598
                                                       2005      1.388          1.417           643,964
                                                       2004      1.307          1.388           528,954
                                                       2003      1.000          1.307           112,459

  LMPVPI Investors Subaccount (Class I) (6/03).......  2006      1.437          1.667           587,942
                                                       2005      1.375          1.437           583,247
                                                       2004      1.271          1.375           574,114
                                                       2003      1.000          1.271           214,625

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2006      1.327          1.357           741,552
                                                       2005      1.286          1.327           747,006
                                                       2004      1.305          1.286           675,073
                                                       2003      1.000          1.305           108,573

  LMPVPI Small Cap Growth Subaccount (Class I)
  (6/03).............................................  2006      1.656          1.832           812,138
                                                       2005      1.610          1.656           908,429
                                                       2004      1.426          1.610           640,938
                                                       2003      1.000          1.426           159,626

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (6/03).............................................  2006      1.465          1.595         1,026,531
                                                       2005      1.359          1.465         1,071,753
                                                       2004      1.270          1.359           841,252
                                                       2003      1.000          1.270           233,075

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.336          1.508         2,028,535
                                                       2005      1.307          1.336         2,207,792
                                                       2004      1.209          1.307         2,093,360
                                                       2003      1.000          1.209           740,972

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2006      1.324          1.459           531,170
                                                       2005      1.302          1.324           542,578
                                                       2004      1.225          1.302           442,436
                                                       2003      1.000          1.225           188,751

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount
  (11/03)............................................  2006      0.994          1.015           876,025
                                                       2005      0.990          0.994           906,780
                                                       2004      0.998          0.990           568,360
                                                       2003      1.000          0.998            82,755

  LMPVPIII Social Awareness Stock Subaccount (6/04)..  2006      1.068          1.128            84,949
                                                       2005      1.043          1.068            77,116
                                                       2004      0.986          1.043                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (6/03).............................................  2006      1.387          1.595         1,813,519
                                                       2005      1.370          1.387         1,923,938
                                                       2004      1.240          1.370         1,213,820
                                                       2003      1.000          1.240           237,603

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.620          1.783         1,583,088
                                                       2005      1.527          1.620         1,661,709
                                                       2004      1.255          1.527           924,669
                                                       2003      1.000          1.255           212,514

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.078          1.111                --
                                                       2005      1.058          1.078           938,408
                                                       2004      0.962          1.058           528,064

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      1.780          1.691           653,324

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.233          1.297           591,056

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.534          1.621         1,042,442

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.267          1.347            43,438

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.766          1.942           574,100

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.629          1.667           677,307

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2006      1.111          1.171           969,376

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.243          1.299         1,121,363

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2006      1.001          1.075         1,797,486

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      0.964          1.069            44,391

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.448          1.427           326,963

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.270          1.257            31,046

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.249          1.377           738,252

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.217         2,701,818

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.427          1.530           194,015

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.102          1.157             3,676

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.111          1.148         1,015,295

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.026         1,755,638

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.528          1.488           919,763

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      0.999          1.019         5,564,547

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.359          1.374         1,017,897

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.427          1.461         1,400,957

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.058            83,794

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.040                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.047            29,195

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.052           503,188

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.057         2,076,324

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.278          1.363         6,751,537

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.049         3,955,859

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.066         1,011,294

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2006      1.076          1.140           711,431

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2006      1.029          1.062           434,339

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.991          0.999                --
                                                       2005      0.982          0.991         3,925,376
                                                       2004      0.992          0.982         2,750,893
                                                       2003      1.000          0.992           741,221

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (6/04).....................................  2006      1.089          1.149                --
                                                       2005      1.050          1.089           198,100
                                                       2004      0.989          1.050           240,484

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (6/03)......................................  2006      1.116          1.102         1,701,308
                                                       2005      1.115          1.116         1,705,117
                                                       2004      1.044          1.115         1,064,020
                                                       2003      1.000          1.044           187,880

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.044          1.063         4,096,810
                                                       2005      1.039          1.044         4,141,793
                                                       2004      1.010          1.039         2,841,019
                                                       2003      1.000          1.010           767,922

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/03).........................................  2006      1.618          2.026            91,965
                                                       2005      1.470          1.618            82,199
                                                       2004      1.290          1.470            65,344
                                                       2003      1.000          1.290            18,955

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/03).............................................  2006      1.853          2.131         1,403,831
                                                       2005      1.765          1.853         1,391,783
                                                       2004      1.426          1.765           925,067
                                                       2003      1.000          1.426           257,820

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.362          1.448                --
                                                       2005      1.277          1.362           430,825
                                                       2004      1.223          1.277           501,731
                                                       2003      1.000          1.223           126,079

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.167          1.243                --
                                                       2005      1.186          1.167         1,179,636
                                                       2004      1.138          1.186         1,207,314
                                                       2003      1.000          1.138           224,396

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.632          1.780                --
                                                       2005      1.480          1.632           698,929
                                                       2004      1.296          1.480           662,228
                                                       2003      1.000          1.296           107,968

  Travelers Equity Income Subaccount (5/03)..........  2006      1.360          1.427                --
                                                       2005      1.327          1.360         1,484,948
                                                       2004      1.232          1.327         1,222,572
                                                       2003      1.000          1.232           531,796

  Travelers Federated High Yield Subaccount (5/03)...  2006      1.204          1.233                --
                                                       2005      1.197          1.204           630,676
                                                       2004      1.106          1.197           453,550
                                                       2003      1.000          1.106           160,664

  Travelers Federated Stock Subaccount (6/03)........  2006      1.397          1.445                --
                                                       2005      1.353          1.397           113,059
                                                       2004      1.248          1.353            91,312
                                                       2003      1.000          1.248            18,244

  Travelers Large Cap Subaccount (6/03)..............  2006      1.320          1.359                --
                                                       2005      1.238          1.320           551,639
                                                       2004      1.186          1.238           547,209
                                                       2003      1.000          1.186           179,361

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.098          1.166                --
                                                       2005      1.000          1.098                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.028          1.031                --
                                                       2005      1.000          1.028                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.065          1.102                --
                                                       2005      0.998          1.065           379,807

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.075          1.120                --
                                                       2005      1.005          1.075         1,848,788

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.044          1.064                --
                                                       2005      1.015          1.044             4,119

  Travelers Mercury Large Cap Core Subaccount
  (6/03).............................................  2006      1.447          1.534                --
                                                       2005      1.316          1.447         1,026,653
                                                       2004      1.158          1.316           301,392
                                                       2003      1.000          1.158            24,469

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.446          1.528                --
                                                       2005      1.431          1.446         1,028,189
                                                       2004      1.279          1.431           542,359
                                                       2003      1.000          1.279           190,175

  Travelers MFS Total Return Subaccount (5/03).......  2006      1.240          1.278                --
                                                       2005      1.228          1.240         6,399,211
                                                       2004      1.123          1.228         3,886,363
                                                       2003      1.000          1.123         1,606,254

  Travelers MFS Value Subaccount (5/04)..............  2006      1.157          1.249                --
                                                       2005      1.109          1.157           684,596
                                                       2004      0.965          1.109           267,806

  Travelers Mondrian International Stock Subaccount
  (6/03).............................................  2006      1.540          1.766                --
                                                       2005      1.433          1.540           398,364
                                                       2004      1.263          1.433           279,456
                                                       2003      1.000          1.263            42,404

  Travelers Pioneer Fund Subaccount (6/03)...........  2006      1.346          1.427                --
                                                       2005      1.295          1.346           185,078
                                                       2004      1.188          1.295           113,538
                                                       2003      1.000          1.188            46,605

  Travelers Pioneer Mid Cap Value Subaccount (9/05)..  2006      1.048          1.102                --
                                                       2005      1.045          1.048                --

  Travelers Pioneer Strategic Income Subaccount
  (6/04).............................................  2006      1.101          1.111                --
                                                       2005      1.083          1.101           958,635
                                                       2004      0.979          1.083           146,843

  Travelers Quality Bond Subaccount (5/03)...........  2006      1.022          1.012                --
                                                       2005      1.026          1.022         1,941,643
                                                       2004      1.013          1.026         1,586,210
                                                       2003      1.000          1.013           657,775

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Strategic Equity Subaccount (6/03).......  2006      1.326          1.382                --
                                                       2005      1.325          1.326           452,116
                                                       2004      1.225          1.325           460,766
                                                       2003      1.000          1.225           346,579

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.104          1.270                --
                                                       2005      1.009          1.104            18,599

  Travelers Style Focus Series: Small Cap Value
  Subaccount (6/05)..................................  2006      1.106          1.267                --
                                                       2005      1.043          1.106            11,244

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.068          1.029                --
                                                       2005      1.044          1.068           428,233
                                                       2004      0.979          1.044           216,653

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2006      1.479          1.683         1,935,427
                                                       2005      1.448          1.479         1,908,343
                                                       2004      1.258          1.448           956,359
                                                       2003      1.000          1.258           121,259

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/03).............................................  2006      1.276          1.336            29,180
                                                       2005      1.206          1.276            38,124
                                                       2004      1.185          1.206            55,324
                                                       2003      1.000          1.185            99,991

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class 2)
  (6/03).............................................  2006      1.598          1.746         2,388,115
                                                       2005      1.396          1.598         2,312,370
                                                       2004      1.237          1.396         1,604,159
                                                       2003      1.000          1.237           241,132

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/03)...........................  2006      1.390          1.551           168,968
                                                       2005      1.174          1.390           148,198
                                                       2004      1.182          1.174           114,967
                                                       2003      1.000          1.182            24,828

  VIP Mid Cap Subaccount (Service Class 2) (5/03)....  2006      1.991          2.195         2,429,487
                                                       2005      1.720          1.991         2,444,452
                                                       2004      1.407          1.720         1,456,216
                                                       2003      1.000          1.407           190,459

                         SEPARATE ACCOUNT CHARGES 2.00%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.319          1.285               --
                                                       2005      1.172          1.319               --
                                                       2004      1.103          1.172               --
                                                       2003      1.000          1.103               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2006      1.502          1.773               --
                                                       2005      1.343          1.502               --
                                                       2004      1.207          1.343               --
                                                       2003      1.000          1.207               --

  American Funds Growth Subaccount (Class 2) (5/03)..  2006      1.449          1.565               --
                                                       2005      1.272          1.449               --
                                                       2004      1.153          1.272               --
                                                       2003      1.000          1.153               --

  American Funds Growth-Income Subaccount (Class 2)
  (5/03).............................................  2006      1.291          1.458           99,950
                                                       2005      1.245          1.291           86,686
                                                       2004      1.151          1.245               --
                                                       2003      1.000          1.151               --

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.541          1.523               --
                                                       2005      1.330          1.541               --
                                                       2004      1.135          1.330               --
                                                       2003      1.000          1.135               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03).............................................  2006      1.643          2.136               --
                                                       2005      1.564          1.643               --
                                                       2004      1.214          1.564               --
                                                       2003      1.000          1.214               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/03).....................................  2006      1.148          1.311               --
                                                       2005      1.122          1.148               --
                                                       2004      1.090          1.122               --
                                                       2003      1.000          1.090               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/03).....................................  2006      1.344          1.367               --
                                                       2005      1.296          1.344               --
                                                       2004      1.187          1.296               --
                                                       2003      1.000          1.187               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (3/04).................................  2006      1.304          1.416               --
                                                       2005      1.207          1.304               --
                                                       2004      1.082          1.207               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (1/04).................................  2006      1.301          1.448               --
                                                       2005      1.205          1.301               --
                                                       2004      1.123          1.205               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)..........................................  2006      1.346          1.562               --
                                                       2005      1.242          1.346               --
                                                       2004      1.125          1.242               --
                                                       2003      1.000          1.125               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (6/03)........................  2006      2.029          2.548               --
                                                       2005      1.625          2.029               --
                                                       2004      1.329          1.625               --
                                                       2003      1.000          1.329               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.526          1.817           55,765
                                                       2005      1.413          1.526               --
                                                       2004      1.216          1.413               --
                                                       2003      1.000          1.216               --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.439          1.718               --
                                                       2005      1.348          1.439               --
                                                       2004      1.186          1.348               --
                                                       2003      1.000          1.186               --

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.053          1.075               --
                                                       2005      1.060          1.053               --
                                                       2004      0.992          1.060               --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (6/03).............................................  2006      1.179          1.216               --
                                                       2005      1.117          1.179               --
                                                       2004      1.052          1.117               --
                                                       2003      1.000          1.052               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/03)............................  2006      1.371          1.429               --
                                                       2005      1.245          1.371               --
                                                       2004      1.112          1.245               --
                                                       2003      1.000          1.112               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/03).....................................  2006      1.335          1.411               --
                                                       2005      1.221          1.335               --
                                                       2004      1.239          1.221               --
                                                       2003      1.000          1.239               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2006      1.215          1.405               --
                                                       2005      1.174          1.215               --
                                                       2004      1.146          1.174               --
                                                       2003      1.000          1.146               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (6/03)......  2006      1.412          1.579               --
                                                       2005      1.385          1.412               --
                                                       2004      1.230          1.385               --
                                                       2003      1.000          1.230               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/03).........  2006      1.282          1.484               --
                                                       2005      1.257          1.282               --
                                                       2004      1.184          1.257               --
                                                       2003      1.000          1.184               --

  LMPVPI Investors Subaccount (Class I) (6/03).......  2006      1.286          1.491               --
                                                       2005      1.232          1.286               --
                                                       2004      1.138          1.232               --
                                                       2003      1.000          1.138               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2006      1.202          1.228               --
                                                       2005      1.165          1.202               --
                                                       2004      1.182          1.165               --
                                                       2003      1.000          1.182               --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (6/03).............................................  2006      1.481          1.637               --
                                                       2005      1.440          1.481               --
                                                       2004      1.276          1.440               --
                                                       2003      1.000          1.276               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (6/03).............................................  2006      1.331          1.449               --
                                                       2005      1.235          1.331               --
                                                       2004      1.155          1.235               --
                                                       2003      1.000          1.155               --

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.243          1.402               --
                                                       2005      1.216          1.243               --
                                                       2004      1.126          1.216               --
                                                       2003      1.000          1.126               --

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2006      1.217          1.341               --
                                                       2005      1.198          1.217               --
                                                       2004      1.128          1.198               --
                                                       2003      0.996          1.128               --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount
  (11/03)............................................  2006      0.993          1.013               --
                                                       2005      0.989          0.993               --
                                                       2004      0.998          0.989               --
                                                       2003      0.998          0.998               --

  LMPVPIII Social Awareness Stock Subaccount (6/04)..  2006      1.067          1.127               --
                                                       2005      1.043          1.067               --
                                                       2004      0.986          1.043               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (6/03).............................................  2006      1.289          1.482               --
                                                       2005      1.274          1.289               --
                                                       2004      1.154          1.274               --
                                                       2003      0.996          1.154               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.502          1.652           86,796
                                                       2005      1.415          1.502           75,080
                                                       2004      1.164          1.415               --
                                                       2003      1.000          1.164               --

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.077          1.110               --
                                                       2005      1.058          1.077               --
                                                       2004      0.961          1.058               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      1.634          1.552               --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.192          1.253               --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.437          1.517               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.266          1.346               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.632          1.793               --

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.523          1.557               --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2006      1.110          1.170               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.181          1.235               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2006      1.001          1.075               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      0.964          1.069               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.365          1.345               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.269          1.256               --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.248          1.376               --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.217               --

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.351          1.449               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.101          1.156               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.110          1.146               --

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.026               --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.387          1.351               --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      0.999          1.019               --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.291          1.305               --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.324          1.354               --

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.057               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.040               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.046               --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.052               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.057               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.206          1.285               --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.048               --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.066               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2006      1.075          1.139               --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2006      1.028          1.061               --

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.992          0.999               --
                                                       2005      0.983          0.992               --
                                                       2004      0.993          0.983               --
                                                       2003      1.000          0.993               --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (6/04).....................................  2006      1.088          1.148               --
                                                       2005      1.050          1.088               --
                                                       2004      0.989          1.050               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (6/03)......................................  2006      1.061          1.047               --
                                                       2005      1.060          1.061               --
                                                       2004      0.993          1.060               --
                                                       2003      1.000          0.993               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.019          1.037               --
                                                       2005      1.014          1.019               --
                                                       2004      0.987          1.014               --
                                                       2003      1.000          0.987               --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/03).........................................  2006      1.480          1.854               --
                                                       2005      1.346          1.480               --
                                                       2004      1.182          1.346               --
                                                       2003      1.000          1.182               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/03).............................................  2006      1.657          1.905               --
                                                       2005      1.579          1.657               --
                                                       2004      1.276          1.579               --
                                                       2003      1.000          1.276               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.284          1.365               --
                                                       2005      1.204          1.284               --
                                                       2004      1.154          1.204               --
                                                       2003      1.000          1.154               --

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.110          1.181               --
                                                       2005      1.128          1.110               --
                                                       2004      1.083          1.128               --
                                                       2003      1.000          1.083               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.498          1.634               --
                                                       2005      1.359          1.498               --
                                                       2004      1.191          1.359               --
                                                       2003      1.000          1.191               --

  Travelers Equity Income Subaccount (5/03)..........  2006      1.262          1.324               --
                                                       2005      1.232          1.262               --
                                                       2004      1.144          1.232               --
                                                       2003      1.000          1.144               --

  Travelers Federated High Yield Subaccount (5/03)...  2006      1.164          1.192               --
                                                       2005      1.158          1.164               --
                                                       2004      1.070          1.158               --
                                                       2003      1.000          1.070               --

  Travelers Federated Stock Subaccount (6/03)........  2006      1.271          1.314               --
                                                       2005      1.231          1.271               --
                                                       2004      1.136          1.231               --
                                                       2003      1.000          1.136               --

  Travelers Large Cap Subaccount (6/03)..............  2006      1.254          1.291               --
                                                       2005      1.177          1.254               --
                                                       2004      1.127          1.177               --
                                                       2003      1.000          1.127               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.097          1.165               --
                                                       2005      1.000          1.097               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.028          1.030               --
                                                       2005      1.000          1.028               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.064          1.101               --
                                                       2005      0.998          1.064               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.075          1.120               --
                                                       2005      1.005          1.075               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.044          1.063               --
                                                       2005      1.015          1.044               --

  Travelers Mercury Large Cap Core Subaccount
  (6/03).............................................  2006      1.355          1.437               --
                                                       2005      1.233          1.355               --
                                                       2004      1.086          1.233               --
                                                       2003      1.000          1.086               --

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.313          1.387               --
                                                       2005      1.299          1.313               --
                                                       2004      1.162          1.299               --
                                                       2003      1.000          1.162               --

  Travelers MFS Total Return Subaccount (5/03).......  2006      1.170          1.206               --
                                                       2005      1.159          1.170               --
                                                       2004      1.061          1.159               --
                                                       2003      1.000          1.061               --

  Travelers MFS Value Subaccount (5/04)..............  2006      1.157          1.248               --
                                                       2005      1.108          1.157               --
                                                       2004      0.965          1.108               --

  Travelers Mondrian International Stock Subaccount
  (6/03).............................................  2006      1.423          1.632               --
                                                       2005      1.325          1.423               --
                                                       2004      1.168          1.325               --
                                                       2003      1.000          1.168               --

  Travelers Pioneer Fund Subaccount (6/03)...........  2006      1.275          1.351               --
                                                       2005      1.227          1.275               --
                                                       2004      1.127          1.227               --
                                                       2003      0.991          1.127               --

  Travelers Pioneer Mid Cap Value Subaccount (9/05)..  2006      1.048          1.101               --
                                                       2005      1.045          1.048               --

  Travelers Pioneer Strategic Income Subaccount
  (6/04).............................................  2006      1.100          1.110               --
                                                       2005      1.082          1.100               --
                                                       2004      0.979          1.082               --

  Travelers Quality Bond Subaccount (5/03)...........  2006      0.999          0.989               --
                                                       2005      1.003          0.999               --
                                                       2004      0.991          1.003               --
                                                       2003      1.000          0.991               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Strategic Equity Subaccount (6/03).......  2006      1.233          1.285               --
                                                       2005      1.233          1.233               --
                                                       2004      1.141          1.233               --
                                                       2003      1.000          1.141               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.104          1.269               --
                                                       2005      1.009          1.104               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (6/05)..................................  2006      1.105          1.266               --
                                                       2005      1.043          1.105               --

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.067          1.028               --
                                                       2005      1.044          1.067               --
                                                       2004      0.979          1.044               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2006      1.337          1.520           97,093
                                                       2005      1.310          1.337           84,129
                                                       2004      1.138          1.310               --
                                                       2003      1.000          1.138               --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/03).............................................  2006      1.209          1.266               --
                                                       2005      1.144          1.209               --
                                                       2004      1.124          1.144               --
                                                       2003      1.000          1.124               --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class 2)
  (6/03).............................................  2006      1.501          1.639           87,584
                                                       2005      1.312          1.501           76,124
                                                       2004      1.163          1.312               --
                                                       2003      1.000          1.163               --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/03)...........................  2006      1.287          1.436               --
                                                       2005      1.088          1.287               --
                                                       2004      1.096          1.088               --
                                                       2003      1.017          1.096               --

  VIP Mid Cap Subaccount (Service Class 2) (5/03)....  2006      1.793          1.976           73,612
                                                       2005      1.550          1.793           64,332
                                                       2004      1.269          1.550               --
                                                       2003      1.000          1.269               --

                         SEPARATE ACCOUNT CHARGES 2.05%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.193          1.161                --
                                                       2005      1.060          1.193             3,790
                                                       2004      1.000          1.060             1,930

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2006      1.246          1.470         1,106,681
                                                       2005      1.115          1.246           744,537
                                                       2004      1.000          1.115            66,597

  American Funds Growth Subaccount (Class 2) (5/03)..  2006      1.238          1.337         2,715,136
                                                       2005      1.088          1.238         2,362,837
                                                       2004      1.000          1.088           141,739

  American Funds Growth-Income Subaccount (Class 2)
  (5/03).............................................  2006      1.106          1.248         2,296,183
                                                       2005      1.067          1.106         2,147,199
                                                       2004      1.000          1.067           233,481

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.356          1.340                --
                                                       2005      1.171          1.356           477,828
                                                       2004      1.000          1.171             8,878

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03).............................................  2006      1.354          1.760                --
                                                       2005      1.290          1.354           384,572
                                                       2004      1.000          1.290            25,571

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/03).....................................  2006      1.047          1.195            23,564
                                                       2005      1.024          1.047            16,925
                                                       2004      1.000          1.024                --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/03).....................................  2006      1.136          1.154           280,575
                                                       2005      1.095          1.136           181,668
                                                       2004      1.000          1.095            16,235

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (3/04).................................  2006      1.208          1.311                --
                                                       2005      1.119          1.208           368,200
                                                       2004      1.000          1.119            25,165

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (1/04).................................  2006      1.209          1.346                --
                                                       2005      1.121          1.209           564,398
                                                       2004      1.000          1.121            29,732

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)..........................................  2006      1.194          1.384                --
                                                       2005      1.102          1.194           441,267
                                                       2004      1.000          1.102                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (6/03)........................  2006      1.578          1.980           469,478
                                                       2005      1.264          1.578           369,945
                                                       2004      1.000          1.264             7,438

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.250          1.487           687,284
                                                       2005      1.158          1.250           634,305
                                                       2004      1.000          1.158             5,330

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.196          1.427                --
                                                       2005      1.121          1.196           652,350
                                                       2004      1.000          1.121            45,200

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.070          1.092                --
                                                       2005      1.078          1.070           555,043
                                                       2004      1.009          1.078            97,259

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (6/03).............................................  2006      1.129          1.164                --
                                                       2005      1.070          1.129                --
                                                       2004      1.000          1.070                --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/03)............................  2006      1.145          1.193                --
                                                       2005      1.040          1.145                --
                                                       2004      1.000          1.040                --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/03).....................................  2006      1.152          1.217            16,763
                                                       2005      1.054          1.152            28,706
                                                       2004      1.000          1.054            10,943

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2006      1.126          1.301                --
                                                       2005      1.089          1.126                --
                                                       2004      1.000          1.089                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (6/03)......  2006      1.149          1.284                --
                                                       2005      1.128          1.149           183,803
                                                       2004      1.000          1.128            21,519

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/03).........  2006      1.079          1.249           247,723
                                                       2005      1.059          1.079           189,145
                                                       2004      1.000          1.059            24,972

  LMPVPI Investors Subaccount (Class I) (6/03).......  2006      1.129          1.308           146,364
                                                       2005      1.081          1.129            22,081
                                                       2004      1.000          1.081                --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2006      1.023          1.045            40,051
                                                       2005      0.992          1.023            43,324
                                                       2004      1.000          0.992            22,153

  LMPVPI Small Cap Growth Subaccount (Class I)
  (6/03).............................................  2006      1.200          1.326           131,623
                                                       2005      1.168          1.200           133,310
                                                       2004      1.000          1.168            16,941

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (6/03).............................................  2006      1.137          1.237           369,648
                                                       2005      1.056          1.137           452,036
                                                       2004      1.000          1.056            96,325

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.094          1.234           793,709
                                                       2005      1.072          1.094           805,694
                                                       2004      1.000          1.072            95,933

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2006      1.083          1.193            11,740
                                                       2005      1.067          1.083             4,068
                                                       2004      1.000          1.067                --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount
  (11/03)............................................  2006      1.002          1.022           295,922
                                                       2005      0.999          1.002           327,630
                                                       2004      1.000          0.999            42,660

  LMPVPIII Social Awareness Stock Subaccount (6/04)..  2006      1.102          1.162            15,659
                                                       2005      1.077          1.102            15,372
                                                       2004      1.018          1.077             1,962

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (6/03).............................................  2006      1.114          1.280           835,285
                                                       2005      1.101          1.114           727,368
                                                       2004      1.000          1.101            22,277

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.233          1.355           473,985
                                                       2005      1.162          1.233           528,977
                                                       2004      1.000          1.162            20,783

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.092          1.125                --
                                                       2005      1.073          1.092           304,907
                                                       2004      1.000          1.073            73,643

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      1.346          1.278             8,041

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.111          1.168           189,265

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.310          1.384           666,845

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.266          1.345                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.411          1.551           315,896

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.340          1.370           501,943

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2006      1.125          1.186           337,550

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.093          1.142           141,869

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2006      1.001          1.074           983,345

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      0.964          1.069            18,598

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.197          1.178            22,574

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.269          1.255             6,180

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.270          1.399           415,730

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.216           702,786

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.205          1.291            98,774

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.101          1.155            12,488

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.133          1.170         1,653,934

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.026         1,187,256

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.147          1.116            20,577

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      1.011          1.031         2,713,214

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.151          1.163           183,324

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.185          1.212           263,698

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.057           410,447

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.040           188,343

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.046            77,418

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.051           420,727

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.056           235,747

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.141          1.216         1,963,325

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.048         1,217,524

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.066             2,746

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2006      1.092          1.157           640,091

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2006      1.057          1.091           336,185

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      1.004          1.011                --
                                                       2005      0.996          1.004           982,648
                                                       2004      1.000          0.996            49,045

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (6/04).....................................  2006      1.103          1.164                --
                                                       2005      1.064          1.103            54,246
                                                       2004      1.003          1.064            12,959

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (6/03)......................................  2006      1.069          1.055           626,168
                                                       2005      1.069          1.069           555,849
                                                       2004      1.000          1.069           142,612

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.050          1.068         1,377,155
                                                       2005      1.046          1.050         1,269,389
                                                       2004      1.000          1.046           188,434

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/03).........................................  2006      1.276          1.597                --
                                                       2005      1.161          1.276                --
                                                       2004      1.000          1.161                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/03).............................................  2006      1.253          1.440           447,968
                                                       2005      1.195          1.253           453,892
                                                       2004      1.000          1.195            39,445

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.125          1.197                --
                                                       2005      1.056          1.125            22,713
                                                       2004      1.000          1.056             2,948

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.027          1.093                --
                                                       2005      1.044          1.027            54,983
                                                       2004      1.000          1.044             8,712

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.234          1.346                --
                                                       2005      1.121          1.234            15,674
                                                       2004      1.000          1.121            42,968

  Travelers Equity Income Subaccount (5/03)..........  2006      1.130          1.185                --
                                                       2005      1.104          1.130           243,462
                                                       2004      1.000          1.104            81,721

  Travelers Federated High Yield Subaccount (5/03)...  2006      1.085          1.111                --
                                                       2005      1.080          1.085           169,322
                                                       2004      1.000          1.080            35,194

  Travelers Federated Stock Subaccount (6/03)........  2006      1.116          1.153                --
                                                       2005      1.081          1.116             1,361
                                                       2004      1.000          1.081                --

  Travelers Large Cap Subaccount (6/03)..............  2006      1.118          1.151                --
                                                       2005      1.050          1.118           142,262
                                                       2004      1.000          1.050             9,820

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.097          1.165                --
                                                       2005      1.000          1.097           290,464

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.028          1.030                --
                                                       2005      1.000          1.028           182,219

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.064          1.100                --
                                                       2005      0.998          1.064         1,127,574

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.074          1.119                --
                                                       2005      1.005          1.074           178,068

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.044          1.063                --
                                                       2005      1.015          1.044            17,081

  Travelers Mercury Large Cap Core Subaccount
  (6/03).............................................  2006      1.236          1.310                --
                                                       2005      1.126          1.236           469,258
                                                       2004      1.000          1.126            10,467

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.086          1.147                --
                                                       2005      1.075          1.086            60,243
                                                       2004      1.000          1.075                --

  Travelers MFS Total Return Subaccount (5/03).......  2006      1.107          1.141                --
                                                       2005      1.097          1.107         1,319,196
                                                       2004      1.000          1.097           105,770

  Travelers MFS Value Subaccount (5/04)..............  2006      1.177          1.270                --
                                                       2005      1.128          1.177           319,782
                                                       2004      1.000          1.128            46,164

  Travelers Mondrian International Stock Subaccount
  (6/03).............................................  2006      1.231          1.411                --
                                                       2005      1.147          1.231            84,003
                                                       2004      1.000          1.147            21,319

  Travelers Pioneer Fund Subaccount (6/03)...........  2006      1.137          1.205                --
                                                       2005      1.095          1.137           113,588
                                                       2004      1.000          1.095                --

  Travelers Pioneer Mid Cap Value Subaccount (9/05)..  2006      1.047          1.101                --
                                                       2005      1.045          1.047            10,334

  Travelers Pioneer Strategic Income Subaccount
  (6/04).............................................  2006      1.123          1.133                --
                                                       2005      1.106          1.123         1,050,061
                                                       2004      1.000          1.106            11,519

  Travelers Quality Bond Subaccount (5/03)...........  2006      1.029          1.018                --
                                                       2005      1.033          1.029           223,653
                                                       2004      1.000          1.033            44,313

  Travelers Strategic Equity Subaccount (6/03).......  2006      1.099          1.145                --
                                                       2005      1.100          1.099            19,141
                                                       2004      1.000          1.100             4,346

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.104          1.269                --
                                                       2005      1.009          1.104             1,842

  Travelers Style Focus Series: Small Cap Value
  Subaccount (6/05)..................................  2006      1.105          1.266                --
                                                       2005      1.043          1.105                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.098          1.057                --
                                                       2005      1.074          1.098           307,771
                                                       2004      1.000          1.074            24,004

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2006      1.156          1.314           342,027
                                                       2005      1.133          1.156           281,606
                                                       2004      1.000          1.133             5,749

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/03).............................................  2006      1.098          1.149                --
                                                       2005      1.039          1.098                --
                                                       2004      1.000          1.039                --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class 2)
  (6/03).............................................  2006      1.267          1.384         1,138,432
                                                       2005      1.109          1.267           885,415
                                                       2004      1.000          1.109            59,050

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/03)...........................  2006      1.232          1.373                --
                                                       2005      1.042          1.232                --
                                                       2004      1.000          1.042                --

  VIP Mid Cap Subaccount (Service Class 2) (5/03)....  2006      1.421          1.565         1,527,218
                                                       2005      1.229          1.421         1,218,529
                                                       2004      1.000          1.229           182,086



                         SEPARATE ACCOUNT CHARGES 2.10%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.363          1.326                --
                                                       2005      1.212          1.363            56,078
                                                       2004      1.142          1.212            46,165
                                                       2003      1.000          1.142            17,957

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2006      1.633          1.925           911,226
                                                       2005      1.461          1.633           964,853
                                                       2004      1.315          1.461           827,402
                                                       2003      1.000          1.315            85,720

  American Funds Growth Subaccount (Class 2) (5/03)..  2006      1.573          1.697         3,936,027
                                                       2005      1.382          1.573         3,886,381
                                                       2004      1.255          1.382         2,783,603
                                                       2003      1.000          1.255           415,828

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth-Income Subaccount (Class 2)
  (5/03).............................................  2006      1.403          1.582         3,707,381
                                                       2005      1.353          1.403         3,712,498
                                                       2004      1.252          1.353         2,559,810
                                                       2003      1.000          1.252           534,624

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.642          1.622                --
                                                       2005      1.419          1.642           353,263
                                                       2004      1.212          1.419           203,526
                                                       2003      1.000          1.212            80,503

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03).............................................  2006      1.701          2.209                --
                                                       2005      1.621          1.701           877,238
                                                       2004      1.260          1.621           491,970
                                                       2003      1.000          1.260            72,641

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/03).....................................  2006      1.227          1.400           235,234
                                                       2005      1.201          1.227           229,125
                                                       2004      1.167          1.201           214,175
                                                       2003      1.000          1.167            68,273

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/03).....................................  2006      1.446          1.469           813,464
                                                       2005      1.395          1.446           819,491
                                                       2004      1.280          1.395           603,333
                                                       2003      1.000          1.280           145,012

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (3/04).................................  2006      1.301          1.412                --
                                                       2005      1.206          1.301         1,220,199
                                                       2004      1.078          1.206           939,568
                                                       2003      1.000          1.078                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (1/04).................................  2006      1.298          1.445                --
                                                       2005      1.204          1.298           581,560
                                                       2004      1.071          1.204           228,536
                                                       2003      1.000          1.071                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)..........................................  2006      1.436          1.665                --
                                                       2005      1.327          1.436           793,710
                                                       2004      1.203          1.327           695,168
                                                       2003      1.000          1.203           196,575

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (6/03)........................  2006      2.246          2.817           559,316
                                                       2005      1.800          2.246           553,554
                                                       2004      1.474          1.800           369,842
                                                       2003      1.000          1.474            18,151

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.669          1.985           878,606
                                                       2005      1.547          1.669           885,241
                                                       2004      1.333          1.547           735,725
                                                       2003      1.104          1.333           146,224

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.602          1.911                --
                                                       2005      1.503          1.602         1,287,957
                                                       2004      1.323          1.503           722,139
                                                       2003      1.000          1.323           130,368

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.051          1.073                --
                                                       2005      1.059          1.051           317,419
                                                       2004      0.991          1.059            49,093

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (6/03).............................................  2006      1.219          1.257                --
                                                       2005      1.156          1.219           130,673
                                                       2004      1.090          1.156           119,061
                                                       2003      1.000          1.090            61,401

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/03)............................  2006      1.461          1.521           192,443
                                                       2005      1.328          1.461           194,857
                                                       2004      1.188          1.328           220,670
                                                       2003      1.000          1.188            63,985

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/03).....................................  2006      1.486          1.569           124,715
                                                       2005      1.360          1.486           122,295
                                                       2004      1.381          1.360           153,653
                                                       2003      1.000          1.381            47,837

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2006      1.322          1.527           117,022
                                                       2005      1.279          1.322           131,818
                                                       2004      1.249          1.279           159,298
                                                       2003      1.000          1.249           107,536

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (6/03)......  2006      1.523          1.702                --
                                                       2005      1.496          1.523           500,355
                                                       2004      1.330          1.496           348,129
                                                       2003      1.000          1.330            57,234

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/03).........  2006      1.411          1.632           577,731
                                                       2005      1.385          1.411           591,119
                                                       2004      1.306          1.385           420,474
                                                       2003      1.000          1.306            76,575

  LMPVPI Investors Subaccount (Class I) (6/03).......  2006      1.431          1.657           207,913
                                                       2005      1.372          1.431           206,214
                                                       2004      1.269          1.372           157,272
                                                       2003      1.000          1.269            30,114

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2006      1.322          1.349           301,772
                                                       2005      1.283          1.322           292,279
                                                       2004      1.303          1.283           280,154
                                                       2003      1.000          1.303           105,358

  LMPVPI Small Cap Growth Subaccount (Class I)
  (6/03).............................................  2006      1.650          1.822           739,431
                                                       2005      1.606          1.650           737,770
                                                       2004      1.425          1.606           530,519
                                                       2003      1.000          1.425            71,127

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (6/03).............................................  2006      1.459          1.587           539,769
                                                       2005      1.356          1.459           558,633
                                                       2004      1.269          1.356           434,817
                                                       2003      1.000          1.269            39,945

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.331          1.500         1,251,314
                                                       2005      1.304          1.331         1,355,350
                                                       2004      1.208          1.304         1,174,910
                                                       2003      1.000          1.208           271,893

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2006      1.319          1.451           343,782
                                                       2005      1.299          1.319           356,826
                                                       2004      1.224          1.299           359,923
                                                       2003      1.000          1.224           145,623

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount
  (11/03)............................................  2006      0.990          1.010           313,302
                                                       2005      0.988          0.990           364,505
                                                       2004      0.997          0.988           368,041
                                                       2003      1.000          0.997           234,838

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPIII Social Awareness Stock Subaccount (6/04)..  2006      1.065          1.124            28,593
                                                       2005      1.042          1.065            38,735
                                                       2004      0.985          1.042                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (6/03).............................................  2006      1.381          1.587         1,176,328
                                                       2005      1.366          1.381         1,201,312
                                                       2004      1.239          1.366           521,488
                                                       2003      1.000          1.239           121,421

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.614          1.774           864,026
                                                       2005      1.523          1.614           846,383
                                                       2004      1.254          1.523           517,775
                                                       2003      1.000          1.254           106,423

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.075          1.108                --
                                                       2005      1.057          1.075           462,449
                                                       2004      0.961          1.057           280,550

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      1.773          1.682           290,638

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.228          1.290           266,281

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.527          1.612           568,680

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.265          1.344            59,146

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.759          1.931           335,262

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.622          1.658           371,025

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2006      1.108          1.167           398,186

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.237          1.292           697,383

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2006      1.001          1.074         1,301,526

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      0.963          1.068                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.442          1.420           160,256

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.268          1.254             6,457

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.246          1.372           212,106

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.216         1,572,360

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.420          1.522            66,777

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.100          1.154                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.107          1.143           970,246

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.025         1,616,884

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.522          1.480           403,407

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      0.994          1.013         1,615,989

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.353          1.367           279,864

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.421          1.453           741,984

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.057           135,168

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.039                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.046                --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.051            37,846

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.056           152,117

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.273          1.356         3,073,684

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.047         3,724,029

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.065            86,269

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2006      1.073          1.136           315,748

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2006      1.025          1.058           267,782

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.987          0.994                --
                                                       2005      0.980          0.987         1,548,431
                                                       2004      0.991          0.980         1,250,641
                                                       2003      1.000          0.991           312,983

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (6/04).....................................  2006      1.086          1.146                --
                                                       2005      1.049          1.086            44,961
                                                       2004      0.989          1.049             7,463

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (6/03)......................................  2006      1.112          1.096           533,525
                                                       2005      1.112          1.112           499,172
                                                       2004      1.043          1.112           325,618
                                                       2003      1.000          1.043            86,179

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.040          1.057         1,905,865
                                                       2005      1.037          1.040         1,880,674
                                                       2004      1.009          1.037         1,264,630
                                                       2003      1.000          1.009           488,778

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/03).........................................  2006      1.611          2.015            48,105
                                                       2005      1.466          1.611            53,538
                                                       2004      1.289          1.466            54,767
                                                       2003      1.000          1.289            27,598

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/03).............................................  2006      1.846          2.120           662,889
                                                       2005      1.761          1.846           642,722
                                                       2004      1.425          1.761           310,643
                                                       2003      1.000          1.425            70,299

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.356          1.442                --
                                                       2005      1.274          1.356           144,145
                                                       2004      1.221          1.274           137,133
                                                       2003      1.000          1.221            77,447

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.163          1.237                --
                                                       2005      1.183          1.163           648,893
                                                       2004      1.137          1.183           424,807
                                                       2003      1.000          1.137           151,788

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.626          1.773                --
                                                       2005      1.477          1.626           284,596
                                                       2004      1.295          1.477           216,907
                                                       2003      1.000          1.295            56,684

  Travelers Equity Income Subaccount (5/03)..........  2006      1.354          1.421                --
                                                       2005      1.324          1.354           759,698
                                                       2004      1.230          1.324           438,598
                                                       2003      1.000          1.230           197,581

  Travelers Federated High Yield Subaccount (5/03)...  2006      1.199          1.228                --
                                                       2005      1.194          1.199           302,030
                                                       2004      1.105          1.194           220,176
                                                       2003      1.000          1.105            47,057

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Federated Stock Subaccount (6/03)........  2006      1.392          1.439                --
                                                       2005      1.350          1.392            73,800
                                                       2004      1.247          1.350            82,274
                                                       2003      1.000          1.247            36,695

  Travelers Large Cap Subaccount (6/03)..............  2006      1.315          1.353                --
                                                       2005      1.235          1.315           271,963
                                                       2004      1.184          1.235           178,884
                                                       2003      1.000          1.184            83,869

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.097          1.164                --
                                                       2005      1.000          1.097           115,321

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.027          1.029                --
                                                       2005      1.000          1.027                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.064          1.100                --
                                                       2005      0.998          1.064            22,907

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.074          1.119                --
                                                       2005      1.005          1.074           136,233

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.043          1.062                --
                                                       2005      1.015          1.043                --

  Travelers Mercury Large Cap Core Subaccount
  (6/03).............................................  2006      1.441          1.527                --
                                                       2005      1.313          1.441           583,280
                                                       2004      1.157          1.313           388,377
                                                       2003      1.000          1.157            13,986

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.440          1.522                --
                                                       2005      1.427          1.440           475,226
                                                       2004      1.277          1.427           339,392
                                                       2003      1.000          1.277           107,711

  Travelers MFS Total Return Subaccount (5/03).......  2006      1.235          1.273                --
                                                       2005      1.225          1.235         2,961,566
                                                       2004      1.122          1.225         1,976,993
                                                       2003      1.000          1.122           578,277

  Travelers MFS Value Subaccount (5/04)..............  2006      1.155          1.246                --
                                                       2005      1.107          1.155           207,080
                                                       2004      0.964          1.107            25,909

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (6/03).............................................  2006      1.533          1.759                --
                                                       2005      1.430          1.533           322,263
                                                       2004      1.262          1.430           158,261
                                                       2003      1.000          1.262             4,015

  Travelers Pioneer Fund Subaccount (6/03)...........  2006      1.341          1.420                --
                                                       2005      1.292          1.341            61,203
                                                       2004      1.187          1.292            33,805
                                                       2003      1.000          1.187            23,910

  Travelers Pioneer Mid Cap Value Subaccount (9/05)..  2006      1.047          1.100                --
                                                       2005      1.045          1.047                --

  Travelers Pioneer Strategic Income Subaccount
  (6/04).............................................  2006      1.098          1.107                --
                                                       2005      1.082          1.098           998,077
                                                       2004      0.979          1.082           114,432

  Travelers Quality Bond Subaccount (5/03)...........  2006      1.018          1.007                --
                                                       2005      1.023          1.018           885,900
                                                       2004      1.012          1.023           587,025
                                                       2003      1.000          1.012           309,145

  Travelers Strategic Equity Subaccount (6/03).......  2006      1.320          1.375                --
                                                       2005      1.321          1.320            40,765
                                                       2004      1.224          1.321            93,113
                                                       2003      1.000          1.224            29,152

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.103          1.268                --
                                                       2005      1.009          1.103             3,875

  Travelers Style Focus Series: Small Cap Value
  Subaccount (6/05)..................................  2006      1.105          1.265                --
                                                       2005      1.043          1.105                --

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.066          1.025                --
                                                       2005      1.043          1.066           293,739
                                                       2004      0.979          1.043           118,760

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2006      1.473          1.674           755,370
                                                       2005      1.445          1.473           817,856
                                                       2004      1.256          1.445           440,864
                                                       2003      1.000          1.256           196,779

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/03).............................................  2006      1.271          1.329            26,624
                                                       2005      1.203          1.271            26,630
                                                       2004      1.183          1.203            27,279
                                                       2003      1.000          1.183            25,844

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class 2)
  (6/03).............................................  2006      1.591          1.736         1,165,856
                                                       2005      1.393          1.591         1,126,137
                                                       2004      1.235          1.393           864,914
                                                       2003      1.000          1.235           293,339

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/03)...........................  2006      1.384          1.543            48,193
                                                       2005      1.171          1.384            38,642
                                                       2004      1.181          1.171            38,545
                                                       2003      1.000          1.181            28,989

  VIP Mid Cap Subaccount (Service Class 2) (5/03)....  2006      1.983          2.183         1,216,860
                                                       2005      1.716          1.983         1,241,692
                                                       2004      1.406          1.716           870,163
                                                       2003      1.000          1.406            58,696



                         SEPARATE ACCOUNT CHARGES 2.15%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.361          1.324               --
                                                       2005      1.211          1.361               --
                                                       2004      1.142          1.211               --
                                                       2003      1.000          1.142               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2006      1.630          1.922           23,786
                                                       2005      1.460          1.630               --
                                                       2004      1.315          1.460               --
                                                       2003      1.000          1.315               --

  American Funds Growth Subaccount (Class 2) (5/03)..  2006      1.570          1.694           66,007
                                                       2005      1.381          1.570          179,733
                                                       2004      1.254          1.381          132,567
                                                       2003      1.000          1.254           67,843

  American Funds Growth-Income Subaccount (Class 2)
  (5/03).............................................  2006      1.401          1.579           31,184
                                                       2005      1.352          1.401           59,362
                                                       2004      1.252          1.352               --
                                                       2003      1.000          1.252               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.640          1.620               --
                                                       2005      1.417          1.640           36,725
                                                       2004      1.212          1.417            1,512
                                                       2003      1.000          1.212               --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03).............................................  2006      1.698          2.205               --
                                                       2005      1.619          1.698          163,676
                                                       2004      1.259          1.619           58,985
                                                       2003      1.000          1.259               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/03).....................................  2006      1.225          1.397               --
                                                       2005      1.199          1.225               --
                                                       2004      1.167          1.199               --
                                                       2003      1.000          1.167               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/03).....................................  2006      1.444          1.466            5,201
                                                       2005      1.394          1.444           55,395
                                                       2004      1.279          1.394           18,094
                                                       2003      1.000          1.279            5,212

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (3/04).................................  2006      1.299          1.411               --
                                                       2005      1.205          1.299           46,365
                                                       2004      1.078          1.205               --
                                                       2003      1.000          1.078               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (1/04).................................  2006      1.297          1.443               --
                                                       2005      1.203          1.297               --
                                                       2004      1.071          1.203               --
                                                       2003      1.000          1.071               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)..........................................  2006      1.434          1.662               --
                                                       2005      1.325          1.434           41,802
                                                       2004      1.202          1.325           41,807
                                                       2003      1.000          1.202           33,779

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (6/03)........................  2006      2.243          2.812           12,016
                                                       2005      1.798          2.243               --
                                                       2004      1.473          1.798               --
                                                       2003      1.000          1.473               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.667          1.982           94,875
                                                       2005      1.546          1.667           48,118
                                                       2004      1.333          1.546            9,059
                                                       2003      1.104          1.333            3,495

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.600          1.907               --
                                                       2005      1.501          1.600           24,769
                                                       2004      1.322          1.501           24,780
                                                       2003      1.000          1.322            5,260

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.050          1.071               --
                                                       2005      1.059          1.050          132,070
                                                       2004      0.991          1.059               --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (6/03).............................................  2006      1.217          1.255               --
                                                       2005      1.155          1.217               --
                                                       2004      1.090          1.155               --
                                                       2003      1.000          1.090               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/03)............................  2006      1.459          1.519               --
                                                       2005      1.327          1.459               --
                                                       2004      1.187          1.327               --
                                                       2003      1.000          1.187               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/03).....................................  2006      1.484          1.566               --
                                                       2005      1.359          1.484               --
                                                       2004      1.381          1.359               --
                                                       2003      1.000          1.381               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2006      1.320          1.524               --
                                                       2005      1.277          1.320               --
                                                       2004      1.249          1.277               --
                                                       2003      1.000          1.249               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (6/03)......  2006      1.521          1.699               --
                                                       2005      1.494          1.521               --
                                                       2004      1.329          1.494               --
                                                       2003      1.000          1.329               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/03).........  2006      1.409          1.629               --
                                                       2005      1.384          1.409               --
                                                       2004      1.305          1.384               --
                                                       2003      1.000          1.305               --

  LMPVPI Investors Subaccount (Class I) (6/03).......  2006      1.429          1.654           13,000
                                                       2005      1.371          1.429           13,010
                                                       2004      1.269          1.371           13,020
                                                       2003      1.000          1.269               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2006      1.320          1.347            3,468
                                                       2005      1.282          1.320            3,283
                                                       2004      1.303          1.282            3,511
                                                       2003      1.000          1.303            3,290

  LMPVPI Small Cap Growth Subaccount (Class I)
  (6/03).............................................  2006      1.647          1.818               --
                                                       2005      1.605          1.647               --
                                                       2004      1.424          1.605               --
                                                       2003      1.000          1.424               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (6/03).............................................  2006      1.457          1.583           41,265
                                                       2005      1.354          1.457           41,783
                                                       2004      1.268          1.354               --
                                                       2003      1.000          1.268               --

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.329          1.497               --
                                                       2005      1.302          1.329               --
                                                       2004      1.207          1.302               --
                                                       2003      1.000          1.207               --

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2006      1.317          1.448               --
                                                       2005      1.298          1.317               --
                                                       2004      1.224          1.298               --
                                                       2003      1.000          1.224               --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount
  (11/03)............................................  2006      0.989          1.008               --
                                                       2005      0.987          0.989               --
                                                       2004      0.997          0.987               --
                                                       2003      1.000          0.997               --

  LMPVPIII Social Awareness Stock Subaccount (6/04)..  2006      1.065          1.122               --
                                                       2005      1.042          1.065               --
                                                       2004      0.985          1.042               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (6/03).............................................  2006      1.380          1.583           18,380
                                                       2005      1.365          1.380           46,855
                                                       2004      1.238          1.365               --
                                                       2003      1.000          1.238               --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.612          1.770           22,839
                                                       2005      1.521          1.612           21,989
                                                       2004      1.253          1.521               --
                                                       2003      1.000          1.253               --

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.074          1.106               --
                                                       2005      1.057          1.074               --
                                                       2004      0.961          1.057               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      1.770          1.679               --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.226          1.287          106,334

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.525          1.609            7,312

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.264          1.343               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.756          1.928           44,353

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.620          1.654           36,569

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2006      1.106          1.165               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.235          1.290               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2006      1.001          1.074               --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      0.963          1.068               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.440          1.417               --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.267          1.253               --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.244          1.370           43,866

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.216          109,995

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.418          1.519               --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.100          1.153               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.106          1.142           69,017

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.025           12,096

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.519          1.478            2,599

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      0.993          1.011          122,004

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.351          1.364            8,357

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.419          1.450           42,792

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.056               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.039               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.045               --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.051               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.055               --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.271          1.353            7,152

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.047           76,834

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.065               --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2006      1.071          1.134               --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2006      1.024          1.056               --

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.986          0.993               --
                                                       2005      0.979          0.986          229,111
                                                       2004      0.990          0.979          228,855
                                                       2003      1.000          0.990               --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (6/04).....................................  2006      1.085          1.145               --
                                                       2005      1.049          1.085               --
                                                       2004      0.989          1.049               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (6/03)......................................  2006      1.110          1.094           29,371
                                                       2005      1.111          1.110          168,246
                                                       2004      1.042          1.111          141,085
                                                       2003      1.000          1.042          156,113

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.039          1.055           79,984
                                                       2005      1.036          1.039               --
                                                       2004      1.009          1.036               --
                                                       2003      1.000          1.009               --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/03).........................................  2006      1.609          2.011               --
                                                       2005      1.465          1.609               --
                                                       2004      1.288          1.465               --
                                                       2003      1.000          1.288               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/03).............................................  2006      1.843          2.116            5,940
                                                       2005      1.759          1.843               --
                                                       2004      1.424          1.759               --
                                                       2003      1.000          1.424               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.354          1.440               --
                                                       2005      1.273          1.354               --
                                                       2004      1.221          1.273               --
                                                       2003      1.000          1.221               --

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.161          1.235               --
                                                       2005      1.182          1.161               --
                                                       2004      1.136          1.182               --
                                                       2003      1.000          1.136               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.623          1.770               --
                                                       2005      1.475          1.623               --
                                                       2004      1.294          1.475               --
                                                       2003      1.000          1.294               --

  Travelers Equity Income Subaccount (5/03)..........  2006      1.353          1.419               --
                                                       2005      1.323          1.353           41,753
                                                       2004      1.230          1.323           41,759
                                                       2003      1.000          1.230           33,915

  Travelers Federated High Yield Subaccount (5/03)...  2006      1.198          1.226               --
                                                       2005      1.193          1.198           74,051
                                                       2004      1.104          1.193           32,668
                                                       2003      1.000          1.104               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Federated Stock Subaccount (6/03)........  2006      1.390          1.437               --
                                                       2005      1.348          1.390               --
                                                       2004      1.246          1.348               --
                                                       2003      1.000          1.246               --

  Travelers Large Cap Subaccount (6/03)..............  2006      1.313          1.351               --
                                                       2005      1.234          1.313               --
                                                       2004      1.184          1.234               --
                                                       2003      1.000          1.184               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.096          1.164               --
                                                       2005      1.000          1.096               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.027          1.029               --
                                                       2005      1.000          1.027               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.063          1.099               --
                                                       2005      0.998          1.063               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.074          1.118               --
                                                       2005      1.005          1.074               --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.043          1.062               --
                                                       2005      1.015          1.043               --

  Travelers Mercury Large Cap Core Subaccount
  (6/03).............................................  2006      1.439          1.525               --
                                                       2005      1.312          1.439           60,230
                                                       2004      1.157          1.312           14,500
                                                       2003      1.000          1.157               --

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.438          1.519               --
                                                       2005      1.426          1.438            2,616
                                                       2004      1.277          1.426               --
                                                       2003      1.000          1.277               --

  Travelers MFS Total Return Subaccount (5/03).......  2006      1.233          1.271               --
                                                       2005      1.224          1.233           96,988
                                                       2004      1.122          1.224           97,035
                                                       2003      1.000          1.122           80,150

  Travelers MFS Value Subaccount (5/04)..............  2006      1.154          1.244               --
                                                       2005      1.107          1.154           44,022
                                                       2004      0.964          1.107               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (6/03).............................................  2006      1.531          1.756               --
                                                       2005      1.429          1.531           30,965
                                                       2004      1.261          1.429               --
                                                       2003      1.000          1.261               --

  Travelers Pioneer Fund Subaccount (6/03)...........  2006      1.339          1.418               --
                                                       2005      1.291          1.339               --
                                                       2004      1.187          1.291               --
                                                       2003      1.000          1.187               --

  Travelers Pioneer Mid Cap Value Subaccount (9/05)..  2006      1.047          1.100               --
                                                       2005      1.045          1.047               --

  Travelers Pioneer Strategic Income Subaccount
  (6/04).............................................  2006      1.097          1.106               --
                                                       2005      1.081          1.097               --
                                                       2004      0.979          1.081               --

  Travelers Quality Bond Subaccount (5/03)...........  2006      1.017          1.006               --
                                                       2005      1.022          1.017           72,020
                                                       2004      1.011          1.022           10,747
                                                       2003      1.000          1.011           10,533

  Travelers Strategic Equity Subaccount (6/03).......  2006      1.318          1.373               --
                                                       2005      1.320          1.318            8,228
                                                       2004      1.224          1.320            8,236
                                                       2003      1.000          1.224            8,236

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.103          1.267               --
                                                       2005      1.009          1.103               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (6/05)..................................  2006      1.104          1.264               --
                                                       2005      1.043          1.104               --

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.065          1.024               --
                                                       2005      1.043          1.065          132,175
                                                       2004      0.979          1.043               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2006      1.471          1.671          104,238
                                                       2005      1.443          1.471          157,662
                                                       2004      1.256          1.443           81,080
                                                       2003      1.000          1.256           66,375

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/03).............................................  2006      1.269          1.326               --
                                                       2005      1.202          1.269               --
                                                       2004      1.183          1.202               --
                                                       2003      1.000          1.183               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class 2)
  (6/03).............................................  2006      1.589          1.733           71,365
                                                       2005      1.392          1.589          143,776
                                                       2004      1.235          1.392           82,985
                                                       2003      1.000          1.235           65,788

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/03)...........................  2006      1.382          1.540               --
                                                       2005      1.170          1.382               --
                                                       2004      1.181          1.170               --
                                                       2003      1.000          1.181               --

  VIP Mid Cap Subaccount (Service Class 2) (5/03)....  2006      1.981          2.179           52,280
                                                       2005      1.715          1.981           48,506
                                                       2004      1.405          1.715            5,056
                                                       2003      1.000          1.405            5,056



                         SEPARATE ACCOUNT CHARGES 2.20%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.313          1.276                --
                                                       2005      1.168          1.313             2,338
                                                       2004      1.102          1.168                --
                                                       2003      1.000          1.102                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2006      1.494          1.761           314,423
                                                       2005      1.339          1.494           315,630
                                                       2004      1.206          1.339             7,336
                                                       2003      1.000          1.206                --

  American Funds Growth Subaccount (Class 2) (5/03)..  2006      1.441          1.554         1,413,823
                                                       2005      1.268          1.441         1,354,187
                                                       2004      1.152          1.268            24,629
                                                       2003      1.000          1.152                --

  American Funds Growth-Income Subaccount (Class 2)
  (5/03).............................................  2006      1.285          1.448         1,450,907
                                                       2005      1.241          1.285         1,458,706
                                                       2004      1.149          1.241            54,317
                                                       2003      1.000          1.149                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.534          1.514                --
                                                       2005      1.326          1.534           150,896
                                                       2004      1.134          1.326                --
                                                       2003      1.000          1.134                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03).............................................  2006      1.634          2.121                --
                                                       2005      1.559          1.634           151,319
                                                       2004      1.213          1.559            30,234
                                                       2003      1.000          1.213                --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/03).....................................  2006      1.142          1.302            45,737
                                                       2005      1.119          1.142            48,606
                                                       2004      1.089          1.119                --
                                                       2003      1.000          1.089                --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/03).....................................  2006      1.337          1.358           104,733
                                                       2005      1.292          1.337           125,124
                                                       2004      1.186          1.292                --
                                                       2003      1.000          1.186                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (3/04).................................  2006      1.298          1.409                --
                                                       2005      1.204          1.298         1,154,267
                                                       2004      1.082          1.204                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (1/04).................................  2006      1.295          1.441                --
                                                       2005      1.202          1.295           336,099
                                                       2004      1.123          1.202                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)..........................................  2006      1.339          1.551                --
                                                       2005      1.238          1.339            29,624
                                                       2004      1.124          1.238                --
                                                       2003      1.000          1.124                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (6/03)........................  2006      2.019          2.530           212,545
                                                       2005      1.620          2.019           218,109
                                                       2004      1.328          1.620             2,949
                                                       2003      1.000          1.328                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.518          1.804           240,657
                                                       2005      1.409          1.518           240,002
                                                       2004      1.215          1.409                --
                                                       2003      1.000          1.215                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.432          1.706                --
                                                       2005      1.344          1.432           857,133
                                                       2004      1.184          1.344            43,615
                                                       2003      1.000          1.184                --

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.049          1.070                --
                                                       2005      1.058          1.049           229,720
                                                       2004      0.991          1.058            25,778

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (6/03).............................................  2006      1.173          1.209                --
                                                       2005      1.114          1.173                --
                                                       2004      1.051          1.114                --
                                                       2003      1.000          1.051                --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/03)............................  2006      1.364          1.419                --
                                                       2005      1.242          1.364                --
                                                       2004      1.111          1.242                --
                                                       2003      1.000          1.111                --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/03).....................................  2006      1.329          1.402            18,945
                                                       2005      1.217          1.329            18,650
                                                       2004      1.238          1.217                --
                                                       2003      1.000          1.238                --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2006      1.209          1.395                --
                                                       2005      1.171          1.209                --
                                                       2004      1.145          1.171                --
                                                       2003      1.000          1.145                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (6/03)......  2006      1.404          1.568                --
                                                       2005      1.380          1.404           167,108
                                                       2004      1.228          1.380                --
                                                       2003      1.000          1.228                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/03).........  2006      1.275          1.473            37,178
                                                       2005      1.253          1.275            34,803
                                                       2004      1.182          1.253             2,192
                                                       2003      1.000          1.182                --

  LMPVPI Investors Subaccount (Class I) (6/03).......  2006      1.280          1.481            48,666
                                                       2005      1.228          1.280            44,662
                                                       2004      1.137          1.228            30,144
                                                       2003      1.000          1.137                --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2006      1.196          1.219            51,992
                                                       2005      1.161          1.196            48,233
                                                       2004      1.181          1.161            34,992
                                                       2003      1.000          1.181                --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (6/03).............................................  2006      1.474          1.626           111,595
                                                       2005      1.436          1.474           107,652
                                                       2004      1.275          1.436            19,413
                                                       2003      1.000          1.275                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (6/03).............................................  2006      1.324          1.439            46,529
                                                       2005      1.232          1.324           119,126
                                                       2004      1.154          1.232               701
                                                       2003      1.000          1.154                --

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.237          1.393           116,921
                                                       2005      1.213          1.237           107,307
                                                       2004      1.124          1.213                --
                                                       2003      1.000          1.124                --

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2006      1.211          1.332            27,047
                                                       2005      1.195          1.211            15,341
                                                       2004      1.127          1.195                --
                                                       2003      0.996          1.127                --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount
  (11/03)............................................  2006      0.988          1.006           109,424
                                                       2005      0.987          0.988            63,886
                                                       2004      0.997          0.987            34,885
                                                       2003      0.998          0.997                --

  LMPVPIII Social Awareness Stock Subaccount (6/04)..  2006      1.064          1.121            12,408
                                                       2005      1.042          1.064                --
                                                       2004      0.985          1.042                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (6/03).............................................  2006      1.283          1.472           318,169
                                                       2005      1.270          1.283           387,681
                                                       2004      1.153          1.270                --
                                                       2003      0.996          1.153                --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.494          1.640           459,507
                                                       2005      1.411          1.494           435,887
                                                       2004      1.163          1.411            30,256
                                                       2003      1.000          1.163                --

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.073          1.105                --
                                                       2005      1.057          1.073            90,812
                                                       2004      0.961          1.057                --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      1.625          1.541            35,647

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.185          1.244           216,238

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.428          1.507           191,200

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.264          1.342             3,709

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.623          1.781            82,738

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.514          1.546           160,457

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2006      1.105          1.164            92,362

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.175          1.226            83,074

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2006      1.001          1.073           258,340

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      0.963          1.068                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.357          1.335            20,042

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.267          1.252            19,949

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.243          1.368           224,693

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.215           262,394

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.344          1.439            12,724

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.099          1.152                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.105          1.140           508,748

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.025           728,169

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.379          1.341            36,571

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      0.993          1.012         1,621,168

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.283          1.296            87,283

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.316          1.345           236,255

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.056           375,314

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.038            19,867

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.045                --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.050           723,125

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.055           707,477

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.199          1.276           715,113

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.047         3,160,323

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.064             2,904

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2006      1.070          1.133           193,712

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2006      1.023          1.055           159,898

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.987          0.993                --
                                                       2005      0.980          0.987           448,027
                                                       2004      0.992          0.980           270,004
                                                       2003      1.000          0.992                --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (6/04).....................................  2006      1.085          1.144                --
                                                       2005      1.048          1.085            58,921
                                                       2004      0.988          1.048                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (6/03)......................................  2006      1.056          1.040           588,966
                                                       2005      1.057          1.056           497,117
                                                       2004      0.992          1.057             2,005
                                                       2003      1.000          0.992                --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.014          1.030           640,014
                                                       2005      1.011          1.014           571,328
                                                       2004      0.986          1.011            85,953
                                                       2003      1.000          0.986                --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/03).........................................  2006      1.473          1.841                --
                                                       2005      1.342          1.473                --
                                                       2004      1.181          1.342                --
                                                       2003      1.000          1.181                --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/03).............................................  2006      1.648          1.892           132,840
                                                       2005      1.574          1.648           134,921
                                                       2004      1.275          1.574                --
                                                       2003      1.000          1.275                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.277          1.357                --
                                                       2005      1.201          1.277            20,167
                                                       2004      1.152          1.201                --
                                                       2003      1.000          1.152                --

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.104          1.175                --
                                                       2005      1.125          1.104            59,071
                                                       2004      1.082          1.125                --
                                                       2003      1.000          1.082                --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.491          1.625                --
                                                       2005      1.355          1.491            32,369
                                                       2004      1.190          1.355            23,092
                                                       2003      1.000          1.190                --

  Travelers Equity Income Subaccount (5/03)..........  2006      1.255          1.316                --
                                                       2005      1.228          1.255           164,775
                                                       2004      1.143          1.228            69,212
                                                       2003      1.000          1.143                --

  Travelers Federated High Yield Subaccount (5/03)...  2006      1.158          1.185                --
                                                       2005      1.155          1.158           182,070
                                                       2004      1.069          1.155            40,069
                                                       2003      1.000          1.069                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Federated Stock Subaccount (6/03)........  2006      1.264          1.307                --
                                                       2005      1.227          1.264                --
                                                       2004      1.135          1.227                --
                                                       2003      1.000          1.135                --

  Travelers Large Cap Subaccount (6/03)..............  2006      1.248          1.283                --
                                                       2005      1.174          1.248            52,166
                                                       2004      1.126          1.174                --
                                                       2003      1.000          1.126                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.096          1.163                --
                                                       2005      1.000          1.096           100,596

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.027          1.028                --
                                                       2005      1.000          1.027            21,346

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.063          1.099                --
                                                       2005      0.998          1.063           565,659

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.073          1.117                --
                                                       2005      1.005          1.073           631,705

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.043          1.061                --
                                                       2005      1.015          1.043                --

  Travelers Mercury Large Cap Core Subaccount
  (6/03).............................................  2006      1.348          1.428                --
                                                       2005      1.230          1.348           195,627
                                                       2004      1.085          1.230            39,904
                                                       2003      1.000          1.085                --

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.306          1.379                --
                                                       2005      1.296          1.306            31,140
                                                       2004      1.161          1.296             7,277
                                                       2003      1.000          1.161                --

  Travelers MFS Total Return Subaccount (5/03).......  2006      1.164          1.199                --
                                                       2005      1.155          1.164           708,243
                                                       2004      1.060          1.155            39,475
                                                       2003      1.000          1.060                --

  Travelers MFS Value Subaccount (5/04)..............  2006      1.153          1.243                --
                                                       2005      1.107          1.153           169,447
                                                       2004      0.964          1.107            17,723

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Mondrian International Stock Subaccount
  (6/03).............................................  2006      1.415          1.623                --
                                                       2005      1.321          1.415            80,491
                                                       2004      1.167          1.321                --
                                                       2003      1.000          1.167                --

  Travelers Pioneer Fund Subaccount (6/03)...........  2006      1.269          1.344                --
                                                       2005      1.224          1.269            12,724
                                                       2004      1.126          1.224                --
                                                       2003      0.991          1.126                --

  Travelers Pioneer Mid Cap Value Subaccount (9/05)..  2006      1.047          1.099                --
                                                       2005      1.045          1.047                --

  Travelers Pioneer Strategic Income Subaccount
  (6/04).............................................  2006      1.096          1.105                --
                                                       2005      1.081          1.096           499,012
                                                       2004      0.979          1.081                --

  Travelers Quality Bond Subaccount (5/03)...........  2006      0.994          0.983                --
                                                       2005      1.000          0.994            86,522
                                                       2004      0.989          1.000            19,704
                                                       2003      1.000          0.989                --

  Travelers Strategic Equity Subaccount (6/03).......  2006      1.227          1.278                --
                                                       2005      1.229          1.227            32,525
                                                       2004      1.140          1.229                --
                                                       2003      1.000          1.140                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.103          1.267                --
                                                       2005      1.009          1.103            23,481

  Travelers Style Focus Series: Small Cap Value
  Subaccount (6/05)..................................  2006      1.104          1.264                --
                                                       2005      1.043          1.104               973

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.064          1.023                --
                                                       2005      1.042          1.064           175,319
                                                       2004      0.979          1.042                --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2006      1.330          1.510           306,543
                                                       2005      1.306          1.330           294,620
                                                       2004      1.137          1.306                --
                                                       2003      1.000          1.137                --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/03).............................................  2006      1.203          1.257                --
                                                       2005      1.140          1.203                --
                                                       2004      1.123          1.140                --
                                                       2003      1.000          1.123                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class 2)
  (6/03).............................................  2006      1.493          1.628           396,876
                                                       2005      1.308          1.493           361,210
                                                       2004      1.161          1.308                --
                                                       2003      1.000          1.161                --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/03)...........................  2006      1.280          1.426                --
                                                       2005      1.085          1.280                --
                                                       2004      1.095          1.085                --
                                                       2003      1.017          1.095                --

  VIP Mid Cap Subaccount (Service Class 2) (5/03)....  2006      1.784          1.962           318,246
                                                       2005      1.545          1.784           262,262
                                                       2004      1.267          1.545            12,304
                                                       2003      1.000          1.267                --



                         SEPARATE ACCOUNT CHARGES 2.25%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.217          1.182              --
                                                       2005      1.084          1.217              --
                                                       2004      1.000          1.084              --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2006      1.247          1.468              --
                                                       2005      1.118          1.247              --
                                                       2004      1.000          1.118              --

  American Funds Growth Subaccount (Class 2) (5/03)..  2006      1.251          1.348              --
                                                       2005      1.101          1.251              --
                                                       2004      1.000          1.101              --

  American Funds Growth-Income Subaccount (Class 2)
  (5/03).............................................  2006      1.115          1.256              --
                                                       2005      1.077          1.115              --
                                                       2004      1.000          1.077              --

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.345          1.328              --
                                                       2005      1.163          1.345              --
                                                       2004      1.000          1.163              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03).............................................  2006      1.259          1.633              --
                                                       2005      1.202          1.259           1,304
                                                       2004      1.000          1.202              --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/03).....................................  2006      1.056          1.202              --
                                                       2005      1.034          1.056              --
                                                       2004      1.000          1.034              --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/03).....................................  2006      1.092          1.108              --
                                                       2005      1.055          1.092              --
                                                       2004      1.000          1.055              --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (3/04).................................  2006      1.199          1.302              --
                                                       2005      1.113          1.199              --
                                                       2004      1.000          1.113              --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (1/04).................................  2006      1.182          1.314              --
                                                       2005      1.097          1.182              --
                                                       2004      1.000          1.097              --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)..........................................  2006      1.175          1.361              --
                                                       2005      1.087          1.175              --
                                                       2004      1.000          1.087              --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (6/03)........................  2006      1.470          1.842             351
                                                       2005      1.180          1.470             389
                                                       2004      1.000          1.180              --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.242          1.475              --
                                                       2005      1.153          1.242              --
                                                       2004      1.000          1.153              --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.208          1.439              --
                                                       2005      1.135          1.208              --
                                                       2004      1.000          1.135              --

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.048          1.069              --
                                                       2005      1.058          1.048              --
                                                       2004      0.991          1.058              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (6/03).............................................  2006      1.117          1.151              --
                                                       2005      1.061          1.117              --
                                                       2004      1.000          1.061              --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/03)............................  2006      1.170          1.216              --
                                                       2005      1.065          1.170              --
                                                       2004      1.000          1.065              --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/03).....................................  2006      1.109          1.169              --
                                                       2005      1.017          1.109              --
                                                       2004      1.000          1.017              --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2006      1.057          1.219              --
                                                       2005      1.024          1.057              --
                                                       2004      1.000          1.024              --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (6/03)......  2006      1.134          1.265              --
                                                       2005      1.115          1.134              --
                                                       2004      1.000          1.115              --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/03).........  2006      1.071          1.237              --
                                                       2005      1.053          1.071              --
                                                       2004      1.000          1.053              --

  LMPVPI Investors Subaccount (Class I) (6/03).......  2006      1.113          1.287              --
                                                       2005      1.068          1.113              --
                                                       2004      1.000          1.068              --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2006      1.033          1.052              --
                                                       2005      1.004          1.033              --
                                                       2004      1.000          1.004              --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (6/03).............................................  2006      1.149          1.266              --
                                                       2005      1.120          1.149              --
                                                       2004      1.000          1.120              --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (6/03).............................................  2006      1.117          1.213           1,017
                                                       2005      1.040          1.117             984
                                                       2004      1.000          1.040              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.108          1.248              --
                                                       2005      1.087          1.108              --
                                                       2004      1.000          1.087              --

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2006      1.091          1.199              --
                                                       2005      1.076          1.091              --
                                                       2004      1.000          1.076              --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount
  (11/03)............................................  2006      0.991          1.008              --
                                                       2005      0.990          0.991              --
                                                       2004      1.000          0.990              --

  LMPVPIII Social Awareness Stock Subaccount (6/04)..  2006      1.063          1.119              --
                                                       2005      1.041          1.063              --
                                                       2004      0.985          1.041              --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (6/03).............................................  2006      1.116          1.279              --
                                                       2005      1.105          1.116              --
                                                       2004      1.000          1.105              --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.253          1.375             908
                                                       2005      1.184          1.253             870
                                                       2004      1.000          1.184              --

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.072          1.104              --
                                                       2005      1.056          1.072              --
                                                       2004      0.961          1.056              --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      1.337          1.267              --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.093          1.147              --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.298          1.369              --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.263          1.341              --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.398          1.534              --

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.328          1.355              --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2006      1.104          1.162              --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.076          1.123              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2006      1.001          1.073              --

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      0.963          1.067              --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.201          1.181              --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.266          1.251              --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.242          1.366              --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.215           1,507

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.214          1.300              --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.099          1.151              --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.104          1.139           3,229

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.024              --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.169          1.136              --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      1.003          1.022              --

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.156          1.166              --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.174          1.200              --

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.056              --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.038              --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.045              --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.050              --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.055              --

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.120          1.192              --

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.046              --

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.064              --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2006      1.069          1.131              --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2006      1.022          1.053              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.997          1.003              --
                                                       2005      0.991          0.997              --
                                                       2004      1.000          0.991              --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (6/04).....................................  2006      1.084          1.143              --
                                                       2005      1.048          1.084              --
                                                       2004      0.988          1.048              --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (6/03)......................................  2006      1.018          1.002              --
                                                       2005      1.020          1.018              --
                                                       2004      1.000          1.020              --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.005          1.020              --
                                                       2005      1.003          1.005              --
                                                       2004      1.000          1.003              --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/03).........................................  2006      1.262          1.576              --
                                                       2005      1.150          1.262              --
                                                       2004      1.000          1.150              --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/03).............................................  2006      1.235          1.416             880
                                                       2005      1.180          1.235             875
                                                       2004      1.000          1.180              --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.130          1.201              --
                                                       2005      1.063          1.130              --
                                                       2004      1.000          1.063              --

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.012          1.076              --
                                                       2005      1.031          1.012              --
                                                       2004      1.000          1.031              --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.227          1.337              --
                                                       2005      1.116          1.227              --
                                                       2004      1.000          1.116              --

  Travelers Equity Income Subaccount (5/03)..........  2006      1.120          1.174              --
                                                       2005      1.097          1.120              --
                                                       2004      1.000          1.097              --

  Travelers Federated High Yield Subaccount (5/03)...  2006      1.068          1.093              --
                                                       2005      1.065          1.068              --
                                                       2004      1.000          1.065              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Federated Stock Subaccount (6/03)........  2006      1.117          1.154              --
                                                       2005      1.085          1.117              --
                                                       2004      1.000          1.085              --

  Travelers Large Cap Subaccount (6/03)..............  2006      1.124          1.156              --
                                                       2005      1.058          1.124              --
                                                       2004      1.000          1.058              --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.096          1.162              --
                                                       2005      1.000          1.096              --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.026          1.028              --
                                                       2005      1.000          1.026              --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.063          1.098              --
                                                       2005      0.998          1.063              --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.073          1.117              --
                                                       2005      1.005          1.073              --

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.042          1.060              --
                                                       2005      1.014          1.042              --

  Travelers Mercury Large Cap Core Subaccount
  (6/03).............................................  2006      1.225          1.298              --
                                                       2005      1.118          1.225              --
                                                       2004      1.000          1.118              --

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.107          1.169              --
                                                       2005      1.098          1.107              --
                                                       2004      1.000          1.098              --

  Travelers MFS Total Return Subaccount (5/03).......  2006      1.087          1.120              --
                                                       2005      1.080          1.087              --
                                                       2004      1.000          1.080              --

  Travelers MFS Value Subaccount (5/04)..............  2006      1.152          1.242              --
                                                       2005      1.106          1.152              --
                                                       2004      0.964          1.106              --

  Travelers Mondrian International Stock Subaccount
  (6/03).............................................  2006      1.220          1.398              --
                                                       2005      1.139          1.220              --
                                                       2004      1.000          1.139              --

  Travelers Pioneer Fund Subaccount (6/03)...........  2006      1.147          1.214              --
                                                       2005      1.107          1.147              --
                                                       2004      1.000          1.107              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Mid Cap Value Subaccount (9/05)..  2006      1.046          1.099              --
                                                       2005      1.045          1.046              --

  Travelers Pioneer Strategic Income Subaccount
  (6/04).............................................  2006      1.095          1.104              --
                                                       2005      1.081          1.095           3,054
                                                       2004      0.978          1.081              --

  Travelers Quality Bond Subaccount (5/03)...........  2006      0.986          0.975              --
                                                       2005      0.992          0.986              --
                                                       2004      1.000          0.992              --

  Travelers Strategic Equity Subaccount (6/03).......  2006      1.099          1.144              --
                                                       2005      1.101          1.099              --
                                                       2004      1.000          1.101              --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.102          1.266              --
                                                       2005      1.009          1.102              --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (6/05)..................................  2006      1.104          1.263              --
                                                       2005      1.043          1.104              --

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.063          1.022              --
                                                       2005      1.042          1.063              --
                                                       2004      0.979          1.042              --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2006      1.156          1.311              --
                                                       2005      1.135          1.156              --
                                                       2004      1.000          1.135              --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/03).............................................  2006      1.101          1.149              --
                                                       2005      1.043          1.101              --
                                                       2004      1.000          1.043              --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class 2)
  (6/03).............................................  2006      1.287          1.402             883
                                                       2005      1.128          1.287             854
                                                       2004      1.000          1.128              --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/03)...........................  2006      1.217          1.355              --
                                                       2005      1.032          1.217              --
                                                       2004      1.000          1.032              --

  VIP Mid Cap Subaccount (Service Class 2) (5/03)....  2006      1.384          1.521             805
                                                       2005      1.199          1.384             807
                                                       2004      1.000          1.199              --

                         SEPARATE ACCOUNT CHARGES 2.30%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.356          1.316                --
                                                       2005      1.208          1.356            58,269
                                                       2004      1.141          1.208            58,274
                                                       2003      1.000          1.141            34,659

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2006      1.624          1.911           340,407
                                                       2005      1.457          1.624           411,831
                                                       2004      1.313          1.457           346,183
                                                       2003      1.000          1.313            67,280

  American Funds Growth Subaccount (Class 2) (5/03)..  2006      1.564          1.685           926,141
                                                       2005      1.377          1.564         1,170,033
                                                       2004      1.253          1.377           960,973
                                                       2003      1.000          1.253           103,752

  American Funds Growth-Income Subaccount (Class 2)
  (5/03).............................................  2006      1.395          1.571           919,233
                                                       2005      1.349          1.395         1,040,719
                                                       2004      1.250          1.349           768,932
                                                       2003      1.000          1.250           150,791

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.633          1.612                --
                                                       2005      1.414          1.633           187,401
                                                       2004      1.210          1.414           172,456
                                                       2003      1.000          1.210            26,959

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03).............................................  2006      1.692          2.193                --
                                                       2005      1.615          1.692           209,754
                                                       2004      1.258          1.615           150,096
                                                       2003      1.000          1.258            44,089

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/03).....................................  2006      1.221          1.390             4,663
                                                       2005      1.197          1.221            10,393
                                                       2004      1.166          1.197            11,209
                                                       2003      1.000          1.166                --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/03).....................................  2006      1.438          1.458           231,611
                                                       2005      1.391          1.438           416,941
                                                       2004      1.278          1.391           374,826
                                                       2003      1.000          1.278            50,060

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (3/04).................................  2006      1.295          1.405                --
                                                       2005      1.203          1.295           200,301
                                                       2004      1.078          1.203            46,933
                                                       2003      1.000          1.078                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (1/04).................................  2006      1.293          1.438                --
                                                       2005      1.201          1.293           165,785
                                                       2004      1.071          1.201            79,481
                                                       2003      1.000          1.071                --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)..........................................  2006      1.429          1.653                --
                                                       2005      1.322          1.429           231,831
                                                       2004      1.201          1.322           188,296
                                                       2003      1.000          1.201            33,228

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (6/03)........................  2006      2.234          2.797           257,831
                                                       2005      1.794          2.234           332,809
                                                       2004      1.472          1.794           286,267
                                                       2003      1.000          1.472            46,788

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.661          1.971           352,967
                                                       2005      1.542          1.661           336,958
                                                       2004      1.331          1.542           302,044
                                                       2003      1.104          1.331            93,864

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.594          1.897                --
                                                       2005      1.498          1.594           156,524
                                                       2004      1.321          1.498            91,248
                                                       2003      1.000          1.321            18,923

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.047          1.068                --
                                                       2005      1.058          1.047            64,757
                                                       2004      0.991          1.058            11,564

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (6/03).............................................  2006      1.213          1.250                --
                                                       2005      1.153          1.213            18,631
                                                       2004      1.089          1.153            31,761
                                                       2003      1.000          1.089            35,512

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/03)............................  2006      1.453          1.510            62,972
                                                       2005      1.324          1.453           132,784
                                                       2004      1.186          1.324           132,640
                                                       2003      1.000          1.186            16,568

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/03).....................................  2006      1.478          1.557            77,320
                                                       2005      1.355          1.478            91,738
                                                       2004      1.379          1.355            86,670
                                                       2003      1.000          1.379            73,510

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2006      1.315          1.515                --
                                                       2005      1.274          1.315                --
                                                       2004      1.248          1.274                --
                                                       2003      1.000          1.248               672

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (6/03)......  2006      1.515          1.690                --
                                                       2005      1.491          1.515           271,562
                                                       2004      1.328          1.491           236,637
                                                       2003      1.000          1.328           201,678

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/03).........  2006      1.404          1.620           132,786
                                                       2005      1.380          1.404           137,076
                                                       2004      1.304          1.380           137,219
                                                       2003      1.000          1.304            45,334

  LMPVPI Investors Subaccount (Class I) (6/03).......  2006      1.424          1.645           145,156
                                                       2005      1.367          1.424           162,254
                                                       2004      1.268          1.367           217,762
                                                       2003      1.000          1.268           223,006

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2006      1.315          1.339            62,379
                                                       2005      1.279          1.315            60,474
                                                       2004      1.302          1.279            69,869
                                                       2003      1.000          1.302             5,538

  LMPVPI Small Cap Growth Subaccount (Class I)
  (6/03).............................................  2006      1.641          1.808           242,753
                                                       2005      1.601          1.641           246,040
                                                       2004      1.423          1.601           253,711
                                                       2003      1.000          1.423           145,121

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (6/03).............................................  2006      1.451          1.575            98,486
                                                       2005      1.351          1.451            75,387
                                                       2004      1.267          1.351            55,408
                                                       2003      1.000          1.267            10,357

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.324          1.489           430,201
                                                       2005      1.299          1.324           458,582
                                                       2004      1.206          1.299           312,187
                                                       2003      1.000          1.206            90,518

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2006      1.311          1.441            26,822
                                                       2005      1.295          1.311            27,856
                                                       2004      1.223          1.295             8,022
                                                       2003      1.000          1.223             2,317

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount
  (11/03)............................................  2006      0.986          1.003            10,159
                                                       2005      0.985          0.986            66,884
                                                       2004      0.997          0.985            63,904
                                                       2003      1.000          0.997                --

  LMPVPIII Social Awareness Stock Subaccount (6/04)..  2006      1.062          1.118                --
                                                       2005      1.041          1.062                --
                                                       2004      0.985          1.041                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (6/03).............................................  2006      1.374          1.575           205,401
                                                       2005      1.362          1.374           209,435
                                                       2004      1.237          1.362           118,581
                                                       2003      1.000          1.237            23,042

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.605          1.761           278,786
                                                       2005      1.518          1.605           288,998
                                                       2004      1.252          1.518           172,579
                                                       2003      1.000          1.252            67,892

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.072          1.103                --
                                                       2005      1.056          1.072            11,798
                                                       2004      0.961          1.056             4,959

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      1.762          1.670           127,835

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.220          1.280           128,223

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.518          1.600           195,057

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.263          1.340                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.748          1.917            26,984

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.612          1.645           111,990

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2006      1.103          1.160             8,653

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.230          1.283           347,438

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2006      1.001          1.073           309,301

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      0.963          1.067            62,536

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.433          1.409            60,791

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.266          1.250                --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.241          1.365           227,594

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.214           331,168

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.412          1.511            50,321

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.098          1.151            10,315

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.103          1.137           152,902

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.024           781,804

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.513          1.470           325,521

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      0.988          1.006           650,299

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.345          1.357            54,268

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.412          1.442           123,640

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.055                --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.038                --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.044                --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.050            51,029

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.054            13,566

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.265          1.346           570,491

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.046           513,745

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.064            77,972

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2006      1.068          1.130            38,524

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2006      1.021          1.052           144,733

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.982          0.988                --
                                                       2005      0.977          0.982           380,021
                                                       2004      0.989          0.977           473,317
                                                       2003      1.000          0.989            14,082

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (6/04).....................................  2006      1.083          1.141                --
                                                       2005      1.048          1.083             3,346
                                                       2004      0.988          1.048                --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (6/03)......................................  2006      1.106          1.088           205,514
                                                       2005      1.108          1.106           321,796
                                                       2004      1.041          1.108           219,895
                                                       2003      1.000          1.041            56,875

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.034          1.050           345,938
                                                       2005      1.033          1.034           461,769
                                                       2004      1.008          1.033           389,671
                                                       2003      1.000          1.008           258,050

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/03).........................................  2006      1.603          2.000            11,334
                                                       2005      1.462          1.603            14,163
                                                       2004      1.287          1.462            32,424
                                                       2003      1.000          1.287            50,023

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/03).............................................  2006      1.836          2.104            90,965
                                                       2005      1.755          1.836           104,389
                                                       2004      1.423          1.755            41,814
                                                       2003      1.000          1.423                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.349          1.433                --
                                                       2005      1.270          1.349           115,573
                                                       2004      1.220          1.270           117,877
                                                       2003      1.000          1.220            10,359

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.156          1.230                --
                                                       2005      1.179          1.156           131,756
                                                       2004      1.135          1.179            92,467
                                                       2003      1.000          1.135             7,798

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.617          1.762                --
                                                       2005      1.472          1.617           190,771
                                                       2004      1.293          1.472           177,923
                                                       2003      1.000          1.293            18,218

  Travelers Equity Income Subaccount (5/03)..........  2006      1.347          1.412                --
                                                       2005      1.320          1.347           127,850
                                                       2004      1.229          1.320           115,335
                                                       2003      1.000          1.229            45,432

  Travelers Federated High Yield Subaccount (5/03)...  2006      1.193          1.220                --
                                                       2005      1.190          1.193           116,014
                                                       2004      1.103          1.190            60,381
                                                       2003      1.000          1.103            21,362

  Travelers Federated Stock Subaccount (6/03)........  2006      1.385          1.430                --
                                                       2005      1.345          1.385            23,564
                                                       2004      1.245          1.345            15,490
                                                       2003      1.000          1.245             5,945

  Travelers Large Cap Subaccount (6/03)..............  2006      1.308          1.345                --
                                                       2005      1.231          1.308            45,547
                                                       2004      1.183          1.231            45,863
                                                       2003      1.000          1.183             2,806

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.095          1.162                --
                                                       2005      1.000          1.095                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.026          1.027                --
                                                       2005      1.000          1.026                --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.062          1.098                --
                                                       2005      0.998          1.062                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.073          1.116                --
                                                       2005      1.005          1.073            12,210

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.042          1.060                --
                                                       2005      1.014          1.042                --

  Travelers Mercury Large Cap Core Subaccount
  (6/03).............................................  2006      1.433          1.518                --
                                                       2005      1.309          1.433           107,239
                                                       2004      1.156          1.309            91,740
                                                       2003      1.000          1.156            48,161

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.433          1.513                --
                                                       2005      1.422          1.433           216,048
                                                       2004      1.276          1.422           102,412
                                                       2003      1.000          1.276            40,154

  Travelers MFS Total Return Subaccount (5/03).......  2006      1.228          1.265                --
                                                       2005      1.221          1.228           692,315
                                                       2004      1.121          1.221           688,103
                                                       2003      1.000          1.121           421,068

  Travelers MFS Value Subaccount (5/04)..............  2006      1.151          1.241                --
                                                       2005      1.106          1.151           196,506
                                                       2004      0.964          1.106           100,462

  Travelers Mondrian International Stock Subaccount
  (6/03).............................................  2006      1.525          1.748                --
                                                       2005      1.425          1.525            45,767
                                                       2004      1.260          1.425            22,406
                                                       2003      1.000          1.260                --

  Travelers Pioneer Fund Subaccount (6/03)...........  2006      1.334          1.412                --
                                                       2005      1.288          1.334            50,490
                                                       2004      1.186          1.288                --
                                                       2003      1.000          1.186                --

  Travelers Pioneer Mid Cap Value Subaccount (9/05)..  2006      1.046          1.098                --
                                                       2005      1.044          1.046                --

  Travelers Pioneer Strategic Income Subaccount
  (6/04).............................................  2006      1.094          1.103                --
                                                       2005      1.080          1.094            99,490
                                                       2004      0.978          1.080            45,761

  Travelers Quality Bond Subaccount (5/03)...........  2006      1.013          1.001                --
                                                       2005      1.020          1.013           124,968
                                                       2004      1.010          1.020           118,822
                                                       2003      1.000          1.010            86,278

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Strategic Equity Subaccount (6/03).......  2006      1.313          1.367                --
                                                       2005      1.317          1.313            12,667
                                                       2004      1.223          1.317            12,026
                                                       2003      1.000          1.223            10,833

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.102          1.266                --
                                                       2005      1.009          1.102                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (6/05)..................................  2006      1.103          1.263                --
                                                       2005      1.043          1.103                --

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.062          1.021                --
                                                       2005      1.041          1.062           144,929
                                                       2004      0.979          1.041            85,213

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2006      1.465          1.662           126,128
                                                       2005      1.440          1.465           124,731
                                                       2004      1.255          1.440            75,687
                                                       2003      1.000          1.255            32,634

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/03).............................................  2006      1.264          1.319                --
                                                       2005      1.199          1.264                --
                                                       2004      1.182          1.199                --
                                                       2003      1.000          1.182                --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class 2)
  (6/03).............................................  2006      1.583          1.724           369,629
                                                       2005      1.388          1.583           398,076
                                                       2004      1.234          1.388           383,209
                                                       2003      1.000          1.234            71,351

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/03)...........................  2006      1.377          1.532            32,227
                                                       2005      1.167          1.377            34,141
                                                       2004      1.179          1.167            33,614
                                                       2003      1.000          1.179                --

  VIP Mid Cap Subaccount (Service Class 2) (5/03)....  2006      1.973          2.167           273,605
                                                       2005      1.710          1.973           260,177
                                                       2004      1.404          1.710           175,751
                                                       2003      1.000          1.404            67,883

                         SEPARATE ACCOUNT CHARGES 2.35%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.215          1.179                --
                                                       2005      1.083          1.215                --
                                                       2004      1.000          1.083                --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2006      1.244          1.464                --
                                                       2005      1.117          1.244                --
                                                       2004      1.000          1.117                --

  American Funds Growth Subaccount (Class 2) (5/03)..  2006      1.248          1.344                --
                                                       2005      1.100          1.248                --
                                                       2004      1.000          1.100                --

  American Funds Growth-Income Subaccount (Class 2)
  (5/03).............................................  2006      1.113          1.252             7,634
                                                       2005      1.077          1.113             7,713
                                                       2004      1.000          1.077                --

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.342          1.325                --
                                                       2005      1.162          1.342                --
                                                       2004      1.000          1.162                --

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03).............................................  2006      1.257          1.628                --
                                                       2005      1.201          1.257             6,786
                                                       2004      1.000          1.201                --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/03).....................................  2006      1.054          1.199                --
                                                       2005      1.033          1.054                --
                                                       2004      1.000          1.033                --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/03).....................................  2006      1.090          1.105                --
                                                       2005      1.054          1.090                --
                                                       2004      1.000          1.054                --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (3/04).................................  2006      1.197          1.299                --
                                                       2005      1.112          1.197                --
                                                       2004      1.000          1.112                --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (1/04).................................  2006      1.179          1.311                --
                                                       2005      1.097          1.179                --
                                                       2004      1.000          1.097                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)..........................................  2006      1.173          1.357                --
                                                       2005      1.087          1.173                --
                                                       2004      1.000          1.087                --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (6/03)........................  2006      1.468          1.837                --
                                                       2005      1.179          1.468                --
                                                       2004      1.000          1.179                --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.240          1.471                --
                                                       2005      1.152          1.240                --
                                                       2004      1.000          1.152                --

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.206          1.435                --
                                                       2005      1.134          1.206             7,298
                                                       2004      1.000          1.134                --

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.046          1.067                --
                                                       2005      1.057          1.046                --
                                                       2004      0.991          1.057                --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (6/03).............................................  2006      1.115          1.148                --
                                                       2005      1.060          1.115                --
                                                       2004      1.000          1.060                --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/03)............................  2006      1.167          1.213                --
                                                       2005      1.064          1.167                --
                                                       2004      1.000          1.064                --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/03).....................................  2006      1.107          1.166                --
                                                       2005      1.016          1.107                --
                                                       2004      1.000          1.016                --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2006      1.055          1.215                --
                                                       2005      1.023          1.055                --
                                                       2004      1.000          1.023                --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (6/03)......  2006      1.132          1.262                --
                                                       2005      1.114          1.132                --
                                                       2004      1.000          1.114                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/03).........  2006      1.070          1.234                --
                                                       2005      1.052          1.070                --
                                                       2004      1.000          1.052                --

  LMPVPI Investors Subaccount (Class I) (6/03).......  2006      1.111          1.283                --
                                                       2005      1.067          1.111                --
                                                       2004      1.000          1.067                --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2006      1.031          1.049                --
                                                       2005      1.003          1.031                --
                                                       2004      1.000          1.003                --

  LMPVPI Small Cap Growth Subaccount (Class I)
  (6/03).............................................  2006      1.146          1.263                --
                                                       2005      1.119          1.146                --
                                                       2004      1.000          1.119                --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (6/03).............................................  2006      1.115          1.210                --
                                                       2005      1.039          1.115                --
                                                       2004      1.000          1.039                --

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.106          1.244                --
                                                       2005      1.086          1.106                --
                                                       2004      1.000          1.086                --

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2006      1.089          1.195                --
                                                       2005      1.076          1.089                --
                                                       2004      1.000          1.076                --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount
  (11/03)............................................  2006      0.989          1.006             9,418
                                                       2005      0.989          0.989             8,717
                                                       2004      1.000          0.989                --

  LMPVPIII Social Awareness Stock Subaccount (6/04)..  2006      1.061          1.116                --
                                                       2005      1.040          1.061                --
                                                       2004      0.985          1.040                --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (6/03).............................................  2006      1.114          1.276             7,582
                                                       2005      1.104          1.114             7,685
                                                       2004      1.000          1.104                --

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.251          1.372                --
                                                       2005      1.183          1.251                --
                                                       2004      1.000          1.183                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.071          1.102                --
                                                       2005      1.056          1.071                --
                                                       2004      0.961          1.056                --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      1.334          1.264                --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.091          1.144                --

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.296          1.365                --

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.262          1.338                --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.395          1.530                --

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.325          1.351                --

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2006      1.102          1.159                --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.074          1.120                --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2006      1.001          1.072             9,022

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      0.963          1.067                --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.198          1.178                --

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.265          1.249                --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.239          1.363                --

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.214             7,722

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.212          1.297                --

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.098          1.150                --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.102          1.136             9,573

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.024                --

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.166          1.133                --

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      1.001          1.019         1,168,622

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.153          1.163                --

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.172          1.196             8,033

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.055            39,664

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.037            10,580

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.044                --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.049                --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.054           108,635

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.118          1.189             8,053

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.046             9,237

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.063                --

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2006      1.067          1.128                --

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2006      1.020          1.051                --

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.995          1.001                --
                                                       2005      0.990          0.995                --
                                                       2004      1.000          0.990                --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (6/04).....................................  2006      1.082          1.140                --
                                                       2005      1.047          1.082             7,841
                                                       2004      0.988          1.047                --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (6/03)......................................  2006      1.016          0.999                --
                                                       2005      1.019          1.016                --
                                                       2004      1.000          1.019                --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.003          1.017                --
                                                       2005      1.002          1.003                --
                                                       2004      1.000          1.002                --

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/03).........................................  2006      1.260          1.572                --
                                                       2005      1.149          1.260                --
                                                       2004      1.000          1.149                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/03).............................................  2006      1.233          1.412                --
                                                       2005      1.179          1.233                --
                                                       2004      1.000          1.179                --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.128          1.198                --
                                                       2005      1.062          1.128                --
                                                       2004      1.000          1.062                --

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.010          1.074                --
                                                       2005      1.030          1.010                --
                                                       2004      1.000          1.030                --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.224          1.334                --
                                                       2005      1.115          1.224                --
                                                       2004      1.000          1.115                --

  Travelers Equity Income Subaccount (5/03)..........  2006      1.118          1.172                --
                                                       2005      1.096          1.118             7,621
                                                       2004      1.000          1.096                --

  Travelers Federated High Yield Subaccount (5/03)...  2006      1.066          1.091                --
                                                       2005      1.064          1.066                --
                                                       2004      1.000          1.064                --

  Travelers Federated Stock Subaccount (6/03)........  2006      1.115          1.152                --
                                                       2005      1.084          1.115                --
                                                       2004      1.000          1.084                --

  Travelers Large Cap Subaccount (6/03)..............  2006      1.122          1.153                --
                                                       2005      1.057          1.122                --
                                                       2004      1.000          1.057                --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.095          1.161                --
                                                       2005      1.000          1.095                --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.026          1.027                --
                                                       2005      1.000          1.026            10,313

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.062          1.097                --
                                                       2005      0.998          1.062                --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.072          1.116                --
                                                       2005      1.005          1.072           102,060

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.042          1.059                --
                                                       2005      1.014          1.042                --

  Travelers Mercury Large Cap Core Subaccount
  (6/03).............................................  2006      1.223          1.296                --
                                                       2005      1.118          1.223                --
                                                       2004      1.000          1.118                --

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.105          1.166                --
                                                       2005      1.098          1.105                --
                                                       2004      1.000          1.098                --

  Travelers MFS Total Return Subaccount (5/03).......  2006      1.085          1.118                --
                                                       2005      1.079          1.085             7,906
                                                       2004      1.000          1.079                --

  Travelers MFS Value Subaccount (5/04)..............  2006      1.150          1.239                --
                                                       2005      1.106          1.150                --
                                                       2004      0.964          1.106                --

  Travelers Mondrian International Stock Subaccount
  (6/03).............................................  2006      1.218          1.395                --
                                                       2005      1.138          1.218                --
                                                       2004      1.000          1.138                --

  Travelers Pioneer Fund Subaccount (6/03)...........  2006      1.145          1.212                --
                                                       2005      1.106          1.145                --
                                                       2004      1.000          1.106                --

  Travelers Pioneer Mid Cap Value Subaccount (9/05)..  2006      1.046          1.098                --
                                                       2005      1.044          1.046                --

  Travelers Pioneer Strategic Income Subaccount
  (6/04).............................................  2006      1.094          1.102                --
                                                       2005      1.080          1.094             9,573
                                                       2004      0.978          1.080                --

  Travelers Quality Bond Subaccount (5/03)...........  2006      0.984          0.973                --
                                                       2005      0.992          0.984             8,795
                                                       2004      1.000          0.992                --

  Travelers Strategic Equity Subaccount (6/03).......  2006      1.097          1.142                --
                                                       2005      1.100          1.097                --
                                                       2004      1.000          1.100                --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.102          1.265                --
                                                       2005      1.009          1.102                --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (6/05)..................................  2006      1.103          1.262                --
                                                       2005      1.043          1.103                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.061          1.020                --
                                                       2005      1.041          1.061                --
                                                       2004      0.979          1.041                --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2006      1.153          1.308                --
                                                       2005      1.134          1.153                --
                                                       2004      1.000          1.134                --

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/03).............................................  2006      1.099          1.146                --
                                                       2005      1.043          1.099                --
                                                       2004      1.000          1.043                --

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class 2)
  (6/03).............................................  2006      1.285          1.398             6,799
                                                       2005      1.127          1.285             6,666
                                                       2004      1.000          1.127                --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/03)...........................  2006      1.215          1.351                --
                                                       2005      1.031          1.215                --
                                                       2004      1.000          1.031                --

  VIP Mid Cap Subaccount (Service Class 2) (5/03)....  2006      1.381          1.516                --
                                                       2005      1.198          1.381                --
                                                       2004      1.000          1.198                --



                         SEPARATE ACCOUNT CHARGES 2.40%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.186          1.151               --
                                                       2005      1.058          1.186            8,001
                                                       2004      1.000          1.058               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2006      1.239          1.457          213,174
                                                       2005      1.113          1.239          197,430
                                                       2004      1.000          1.113            6,182

  American Funds Growth Subaccount (Class 2) (5/03)..  2006      1.231          1.325          574,460
                                                       2005      1.086          1.231          579,365
                                                       2004      1.000          1.086           10,267

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  American Funds Growth-Income Subaccount (Class 2)
  (5/03).............................................  2006      1.100          1.237          531,926
                                                       2005      1.065          1.100          529,827
                                                       2004      1.000          1.065            6,387

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.349          1.331               --
                                                       2005      1.169          1.349          649,909
                                                       2004      1.000          1.169            2,454

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03).............................................  2006      1.347          1.744               --
                                                       2005      1.287          1.347           10,942
                                                       2004      1.000          1.287               --

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/03).....................................  2006      1.042          1.185           54,746
                                                       2005      1.022          1.042           53,091
                                                       2004      1.000          1.022               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/03).....................................  2006      1.129          1.144            8,942
                                                       2005      1.093          1.129           47,579
                                                       2004      1.000          1.093               --

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (3/04).................................  2006      1.201          1.303               --
                                                       2005      1.116          1.201          207,372
                                                       2004      1.000          1.116            4,832

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (1/04).................................  2006      1.203          1.337               --
                                                       2005      1.119          1.203           73,964
                                                       2004      1.000          1.119               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)..........................................  2006      1.187          1.372               --
                                                       2005      1.100          1.187           38,209
                                                       2004      1.000          1.100               --

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (6/03)........................  2006      1.569          1.962           14,677
                                                       2005      1.261          1.569           13,517
                                                       2004      1.000          1.261               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.243          1.474          853,437
                                                       2005      1.156          1.243          552,169
                                                       2004      1.000          1.156               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.190          1.415               --
                                                       2005      1.119          1.190          351,701
                                                       2004      1.000          1.119               --

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.064          1.085               --
                                                       2005      1.076          1.064           64,007
                                                       2004      1.008          1.076               --

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (6/03).............................................  2006      1.123          1.156               --
                                                       2005      1.068          1.123               --
                                                       2004      1.000          1.068               --

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/03)............................  2006      1.139          1.182               --
                                                       2005      1.038          1.139               --
                                                       2004      1.000          1.038               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/03).....................................  2006      1.146          1.206            6,684
                                                       2005      1.052          1.146            1,331
                                                       2004      1.000          1.052               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2006      1.120          1.290               --
                                                       2005      1.087          1.120               --
                                                       2004      1.000          1.087               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (6/03)......  2006      1.143          1.274               --
                                                       2005      1.125          1.143            4,928
                                                       2004      1.000          1.125               --

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/03).........  2006      1.074          1.238          221,668
                                                       2005      1.057          1.074          228,987
                                                       2004      1.000          1.057               --

  LMPVPI Investors Subaccount (Class I) (6/03).......  2006      1.122          1.296               --
                                                       2005      1.079          1.122               --
                                                       2004      1.000          1.079               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2006      1.017          1.035               --
                                                       2005      0.990          1.017               --
                                                       2004      1.000          0.990               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Small Cap Growth Subaccount (Class I)
  (6/03).............................................  2006      1.194          1.314           22,860
                                                       2005      1.166          1.194            9,699
                                                       2004      1.000          1.166               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (6/03).............................................  2006      1.131          1.226          473,502
                                                       2005      1.054          1.131          691,558
                                                       2004      1.000          1.054               --

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.089          1.224           11,001
                                                       2005      1.070          1.089           10,150
                                                       2004      1.000          1.070               --

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2006      1.078          1.183               --
                                                       2005      1.065          1.078               --
                                                       2004      1.000          1.065               --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount
  (11/03)............................................  2006      0.997          1.013          455,312
                                                       2005      0.997          0.997          465,981
                                                       2004      1.000          0.997            4,290

  LMPVPIII Social Awareness Stock Subaccount (6/04)..  2006      1.096          1.152               --
                                                       2005      1.075          1.096               --
                                                       2004      1.018          1.075               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (6/03).............................................  2006      1.108          1.269           99,342
                                                       2005      1.099          1.108          123,774
                                                       2004      1.000          1.099            3,904

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.226          1.343          229,813
                                                       2005      1.160          1.226          203,212
                                                       2004      1.000          1.160            1,552

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.086          1.118               --
                                                       2005      1.071          1.086            7,403
                                                       2004      1.000          1.071               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      1.338          1.267               --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.104          1.157           92,316

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.302          1.371          242,405

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.261          1.337               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.402          1.537           44,102

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.331          1.358          330,800

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2006      1.118          1.175            7,395

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.085          1.131            6,622

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2006      1.001          1.072           53,320

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      0.963          1.066               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.189          1.168           10,760

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.264          1.248               --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.261          1.386          110,181

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.214           15,060

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.197          1.280           19,233

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.097          1.149               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.125          1.159          171,503

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.023          152,071

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.140          1.106           36,342

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      1.005          1.022           14,545

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.143          1.153            1,415

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.178          1.202           66,133

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.055               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.037               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.044               --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.049          426,849

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.054          685,560

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.134          1.205          201,384

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.045          696,785

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.063           10,108

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2006      1.085          1.147           65,179

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2006      1.050          1.081            3,490

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.998          1.005               --
                                                       2005      0.994          0.998            3,336
                                                       2004      1.000          0.994               --

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (6/04).....................................  2006      1.097          1.156               --
                                                       2005      1.062          1.097            4,480
                                                       2004      1.003          1.062               --

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (6/03)......................................  2006      1.064          1.046           62,739
                                                       2005      1.067          1.064           54,046
                                                       2004      1.000          1.067            3,336

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.044          1.059          158,556
                                                       2005      1.044          1.044           99,782
                                                       2004      1.000          1.044            6,797

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/03).........................................  2006      1.269          1.583               --
                                                       2005      1.159          1.269               --
                                                       2004      1.000          1.159               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/03).............................................  2006      1.246          1.427          330,196
                                                       2005      1.193          1.246           51,333
                                                       2004      1.000          1.193               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.119          1.189               --
                                                       2005      1.054          1.119           10,771
                                                       2004      1.000          1.054               --

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.021          1.085               --
                                                       2005      1.042          1.021            6,350
                                                       2004      1.000          1.042               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.228          1.338               --
                                                       2005      1.119          1.228               --
                                                       2004      1.000          1.119               --

  Travelers Equity Income Subaccount (5/03)..........  2006      1.124          1.178               --
                                                       2005      1.102          1.124           66,020
                                                       2004      1.000          1.102               --

  Travelers Federated High Yield Subaccount (5/03)...  2006      1.079          1.104               --
                                                       2005      1.078          1.079           69,440
                                                       2004      1.000          1.078               --

  Travelers Federated Stock Subaccount (6/03)........  2006      1.110          1.146               --
                                                       2005      1.079          1.110               --
                                                       2004      1.000          1.079               --

  Travelers Large Cap Subaccount (6/03)..............  2006      1.112          1.143               --
                                                       2005      1.048          1.112               --
                                                       2004      1.000          1.048               --

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.094          1.161               --
                                                       2005      1.000          1.094               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.025          1.026               --
                                                       2005      1.000          1.025          517,901

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.062          1.097               --
                                                       2005      0.998          1.062           20,236

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.072          1.115               --
                                                       2005      1.005          1.072          648,297

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.041          1.059               --
                                                       2005      1.014          1.041               --

  Travelers Mercury Large Cap Core Subaccount
  (6/03).............................................  2006      1.229          1.302               --
                                                       2005      1.124          1.229          211,063
                                                       2004      1.000          1.124               --

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.080          1.140               --
                                                       2005      1.073          1.080               --
                                                       2004      1.000          1.073               --

  Travelers MFS Total Return Subaccount (5/03).......  2006      1.101          1.134               --
                                                       2005      1.095          1.101          196,176
                                                       2004      1.000          1.095               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers MFS Value Subaccount (5/04)..............  2006      1.170          1.261               --
                                                       2005      1.126          1.170           87,951
                                                       2004      1.000          1.126               --

  Travelers Mondrian International Stock Subaccount
  (6/03).............................................  2006      1.224          1.402               --
                                                       2005      1.145          1.224           20,149
                                                       2004      1.000          1.145               --

  Travelers Pioneer Fund Subaccount (6/03)...........  2006      1.131          1.197               --
                                                       2005      1.093          1.131           19,978
                                                       2004      1.000          1.093            3,277

  Travelers Pioneer Mid Cap Value Subaccount (9/05)..  2006      1.045          1.097               --
                                                       2005      1.044          1.045               --

  Travelers Pioneer Strategic Income Subaccount
  (6/04).............................................  2006      1.117          1.125               --
                                                       2005      1.103          1.117          148,136
                                                       2004      1.000          1.103               --

  Travelers Quality Bond Subaccount (5/03)...........  2006      1.023          1.011               --
                                                       2005      1.031          1.023           29,542
                                                       2004      1.000          1.031               --

  Travelers Strategic Equity Subaccount (6/03).......  2006      1.093          1.138               --
                                                       2005      1.097          1.093            1,388
                                                       2004      1.000          1.097               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.101          1.264               --
                                                       2005      1.009          1.101               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (6/05)..................................  2006      1.103          1.261               --
                                                       2005      1.043          1.103               --

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.092          1.050               --
                                                       2005      1.072          1.092            3,526
                                                       2004      1.000          1.072               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2006      1.149          1.302          202,429
                                                       2005      1.131          1.149          205,074
                                                       2004      1.000          1.131            4,747

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/03).............................................  2006      1.093          1.139               --
                                                       2005      1.037          1.093               --
                                                       2004      1.000          1.037               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class 2)
  (6/03).............................................  2006      1.260          1.371           91,204
                                                       2005      1.107          1.260           58,339
                                                       2004      1.000          1.107               --

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/03)...........................  2006      1.225          1.361            4,605
                                                       2005      1.040          1.225            5,132
                                                       2004      1.000          1.040               --

  VIP Mid Cap Subaccount (Service Class 2) (5/03)....  2006      1.414          1.551          106,170
                                                       2005      1.227          1.414           90,109
                                                       2004      1.000          1.227               --



                         SEPARATE ACCOUNT CHARGES 2.50%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AllianceBernstein Variable Products Series Fund, Inc.
  AllianceBernstein Large-Cap Growth Subaccount
  (Class B) (6/03)...................................  2006      1.348          1.307               --
                                                       2005      1.204          1.348            3,923
                                                       2004      1.139          1.204            3,926
                                                       2003      1.000          1.139               --

American Funds Insurance Series
  American Funds Global Growth Subaccount (Class 2)
  (6/03).............................................  2006      1.615          1.897           11,300
                                                       2005      1.452          1.615           11,303
                                                       2004      1.312          1.452           11,306
                                                       2003      1.000          1.312               --

  American Funds Growth Subaccount (Class 2) (5/03)..  2006      1.556          1.673          219,410
                                                       2005      1.373          1.556          228,030
                                                       2004      1.251          1.373          156,901
                                                       2003      1.000          1.251           34,401

  American Funds Growth-Income Subaccount (Class 2)
  (5/03).............................................  2006      1.388          1.559          301,141
                                                       2005      1.344          1.388          304,182
                                                       2004      1.249          1.344          267,358
                                                       2003      1.000          1.249           33,891

Capital Appreciation Fund
  Capital Appreciation Fund (6/03)...................  2006      1.625          1.603               --
                                                       2005      1.409          1.625           10,437
                                                       2004      1.209          1.409           10,437
                                                       2003      1.000          1.209               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Delaware VIP Trust
  Delaware VIP REIT Subaccount (Standard Class)
  (6/03).............................................  2006      1.683          2.177               --
                                                       2005      1.610          1.683            9,736
                                                       2004      1.256          1.610           19,199
                                                       2003      1.000          1.256            2,444

Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation Subaccount (Initial
  Shares) (5/03).....................................  2006      1.214          1.379               --
                                                       2005      1.193          1.214               --
                                                       2004      1.164          1.193               --
                                                       2003      1.000          1.164               --

  Dreyfus VIF Developing Leaders Subaccount (Initial
  Shares) (5/03).....................................  2006      1.430          1.448           30,203
                                                       2005      1.386          1.430           34,575
                                                       2004      1.276          1.386           34,372
                                                       2003      1.000          1.276            7,737

FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation V.I. Subaccount
  (Class III) (3/04).................................  2006      1.290          1.399               --
                                                       2005      1.200          1.290           18,302
                                                       2004      1.078          1.200           10,662
                                                       2003      1.000          1.078               --

  FAMVS Mercury Value Opportunities V.I. Subaccount
  (Class III) (1/04).................................  2006      1.287          1.431               --
                                                       2005      1.198          1.287           38,377
                                                       2004      1.071          1.198           40,140
                                                       2003      1.000          1.071               --

Franklin Templeton Variable Insurance Products Trust
  FTVIPT Mutual Shares Securities Subaccount (Class
  2) (6/03)..........................................  2006      1.421          1.641               --
                                                       2005      1.318          1.421           86,984
                                                       2004      1.200          1.318           83,133
                                                       2003      1.000          1.200           52,522

  FTVIPT Templeton Developing Markets Securities
  Subaccount (Class 2) (6/03)........................  2006      2.222          2.776           52,573
                                                       2005      1.788          2.222           19,534
                                                       2004      1.470          1.788           19,704
                                                       2003      1.000          1.470               --

  FTVIPT Templeton Foreign Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.652          1.957          277,063
                                                       2005      1.537          1.652          138,831
                                                       2004      1.330          1.537          117,899
                                                       2003      1.104          1.330           19,832

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  FTVIPT Templeton Growth Securities Subaccount
  (Class 2) (6/03)...................................  2006      1.585          1.883               --
                                                       2005      1.493          1.585           26,495
                                                       2004      1.319          1.493           23,970
                                                       2003      1.000          1.319            8,733

High Yield Bond Trust
  High Yield Bond Trust (6/04).......................  2006      1.044          1.064               --
                                                       2005      1.056          1.044           12,742
                                                       2004      0.991          1.056           12,749

Janus Aspen Series
  Janus Aspen Balanced Subaccount (Service Shares)
  (6/03).............................................  2006      1.206          1.242               --
                                                       2005      1.149          1.206            5,997
                                                       2004      1.088          1.149            6,000
                                                       2003      1.000          1.088            5,964

  Janus Aspen Global Life Sciences Subaccount
  (Service Shares) (5/03)............................  2006      1.446          1.499               --
                                                       2005      1.319          1.446            2,975
                                                       2004      1.184          1.319            2,832
                                                       2003      1.000          1.184               --

  Janus Aspen Global Technology Subaccount (Service
  Shares) (5/03).....................................  2006      1.470          1.546               --
                                                       2005      1.351          1.470               --
                                                       2004      1.377          1.351               --
                                                       2003      1.000          1.377               --

  Janus Aspen Worldwide Growth Subaccount (Service
  Shares) (6/03).....................................  2006      1.308          1.504            8,874
                                                       2005      1.270          1.308               --
                                                       2004      1.246          1.270               --
                                                       2003      1.000          1.246               --

Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap Subaccount (6/03)......  2006      1.507          1.678               --
                                                       2005      1.486          1.507          176,808
                                                       2004      1.326          1.486          156,125
                                                       2003      1.000          1.326           11,508

Legg Mason Partners Variable Portfolios I, Inc.
  LMPVPI All Cap Subaccount (Class I) (6/03).........  2006      1.396          1.608            5,360
                                                       2005      1.376          1.396            8,489
                                                       2004      1.302          1.376            7,447
                                                       2003      1.000          1.302               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  LMPVPI Investors Subaccount (Class I) (6/03).......  2006      1.416          1.633            8,318
                                                       2005      1.363          1.416            8,318
                                                       2004      1.266          1.363            8,318
                                                       2003      1.000          1.266               --

  LMPVPI Large Cap Growth Subaccount (Class I)
  (6/03).............................................  2006      1.308          1.330            9,828
                                                       2005      1.274          1.308            5,056
                                                       2004      1.300          1.274            5,059
                                                       2003      1.000          1.300            5,029

  LMPVPI Small Cap Growth Subaccount (Class I)
  (6/03).............................................  2006      1.632          1.795               --
                                                       2005      1.595          1.632               --
                                                       2004      1.421          1.595               --
                                                       2003      1.000          1.421               --

Legg Mason Partners Variable Portfolios II
  LMPVPII Aggressive Growth Subaccount (Class I)
  (6/03).............................................  2006      1.443          1.563           26,630
                                                       2005      1.347          1.443           28,075
                                                       2004      1.265          1.347           14,742
                                                       2003      1.000          1.265               --

  LMPVPII Equity Index Subaccount (Class II) (5/03)..  2006      1.317          1.478          118,316
                                                       2005      1.295          1.317          161,655
                                                       2004      1.204          1.295          163,788
                                                       2003      1.000          1.204           10,053

  LMPVPII Growth and Income Subaccount (Class I)
  (7/03).............................................  2006      1.304          1.430           10,519
                                                       2005      1.291          1.304           10,519
                                                       2004      1.221          1.291           10,519
                                                       2003      1.000          1.221               --

Legg Mason Partners Variable Portfolios III, Inc.
  LMPVPIII Adjustable Rate Income Subaccount
  (11/03)............................................  2006      0.981          0.996               --
                                                       2005      0.983          0.981               --
                                                       2004      0.996          0.983               --
                                                       2003      1.000          0.996               --

  LMPVPIII Social Awareness Stock Subaccount (6/04)..  2006      1.058          1.112               --
                                                       2005      1.039          1.058               --
                                                       2004      0.985          1.039               --

Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income Subaccount (Class VC)
  (6/03).............................................  2006      1.367          1.563           39,054
                                                       2005      1.357          1.367           40,937
                                                       2004      1.235          1.357           16,978
                                                       2003      1.000          1.235            4,584

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Lord Abbett Mid-Cap Value Subaccount (Class VC)
  (5/03).............................................  2006      1.597          1.748           82,794
                                                       2005      1.513          1.597          153,911
                                                       2004      1.250          1.513          137,106
                                                       2003      1.000          1.250           11,714

Managed Assets Trust
  Managed Assets Trust (5/04)........................  2006      1.068          1.099               --
                                                       2005      1.054          1.068               --
                                                       2004      0.961          1.054               --

Met Investors Series Trust
  MIST Batterymarch Mid-Cap Stock Subaccount (Class
  A) (4/06)..........................................  2006      1.752          1.658               --

  MIST BlackRock High Yield Subaccount (Class A)
  (4/06).............................................  2006      1.213          1.271           28,096

  MIST BlackRock Large-Cap Core Subaccount (Class A)
  (4/06).............................................  2006      1.509          1.589            1,572

  MIST Dreman Small-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.260          1.335               --

  MIST Harris Oakmark International Subaccount (Class
  A) (4/06) *........................................  2006      1.738          1.903           18,062

  MIST Janus Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.603          1.633           14,409

  MIST Legg Mason Partners Managed Assets Subaccount
  (Class A) (4/06)...................................  2006      1.099          1.154               --

  MIST Lord Abbett Bond Debenture Subaccount (Class
  A) (4/06)..........................................  2006      1.222          1.273               --

  MIST Lord Abbett Growth and Income Subaccount
  (Class B) (4/06) *.................................  2006      1.001          1.071          134,310

  MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
  (5/06).............................................  2006      0.963          1.065               --

  MIST Met/AIM Capital Appreciation Subaccount (Class
  A) (4/06)..........................................  2006      1.425          1.399           16,040

  MIST Met/AIM Small Cap Growth Subaccount (Class A)
  (4/06).............................................  2006      1.263          1.246               --

  MIST MFS Value Subaccount (Class A) (4/06).........  2006      1.236          1.357           18,132

  MIST Neuberger Berman Real Estate Subaccount (Class
  A) (4/06)..........................................  2006      1.003          1.213           12,619

  MIST Pioneer Fund Subaccount (Class A) (4/06)......  2006      1.403          1.500           17,718

  MIST Pioneer Mid-Cap Value Subaccount (Class A)
  (4/06).............................................  2006      1.096          1.147               --

  MIST Pioneer Strategic Income Subaccount (Class A)
  (4/06).............................................  2006      1.098          1.131           11,517

  MIST Third Avenue Small Cap Value Subaccount (Class
  B) (4/06)..........................................  2006      1.003          1.023          174,517

Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth Subaccount (Class
  D) (4/06)..........................................  2006      1.503          1.459           17,048

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  MSF BlackRock Money Market Subaccount (Class A)
  (4/06).............................................  2006      0.982          0.999          229,926

  MSF FI Large Cap Subaccount (Class A) (4/06).......  2006      1.337          1.347           19,813

  MSF FI Value Leaders Subaccount (Class D) (4/06)...  2006      1.404          1.432           15,778

  MSF MetLife Aggressive Allocation Subaccount
  (4/06).............................................  2006      1.002          1.054               --

  MSF MetLife Conservative Allocation Subaccount
  (4/06).............................................  2006      1.001          1.036               --

  MSF MetLife Conservative to Moderate Allocation
  Subaccount (4/06)..................................  2006      1.002          1.043               --

  MSF MetLife Moderate Allocation Subaccount (4/06)..  2006      1.002          1.048               --

  MSF MetLife Moderate to Aggressive Allocation
  Subaccount (4/06)..................................  2006      1.002          1.053           33,696

  MSF MFS Total Return Subaccount (Class F) (4/06)...  2006      1.257          1.336           55,111

  MSF Oppenheimer Global Equity Subaccount (Class B)
  (4/06).............................................  2006      0.996          1.045           71,373

  MSF T. Rowe Price Large Cap Growth Subaccount
  (Class B) (4/06)...................................  2006      0.998          1.062            5,253

  MSF Western Asset Management High Yield Bond
  Subaccount (Class A) (4/06)........................  2006      1.064          1.124           12,734

  MSF Western Asset Management U.S. Government
  Subaccount (Class A) (4/06) *......................  2006      1.017          1.046               --

Money Market Portfolio
  Money Market Subaccount (5/03).....................  2006      0.977          0.982               --
                                                       2005      0.973          0.977          175,158
                                                       2004      0.988          0.973          244,288
                                                       2003      1.000          0.988           12,446

Oppenheimer Variable Account Funds
  Oppenheimer Main Street/VA Subaccount ( Service
  Shares) (6/04).....................................  2006      1.079          1.137               --
                                                       2005      1.046          1.079            4,394
                                                       2004      0.988          1.046            4,397

PIMCO Variable Insurance Trust
  PIMCO VIT Real Return Subaccount (Administrative
  Class) (6/03)......................................  2006      1.100          1.080           36,782
                                                       2005      1.105          1.100           35,977
                                                       2004      1.040          1.105           35,321
                                                       2003      1.000          1.040               --

  PIMCO VIT Total Return Subaccount (Administrative
  Class) (5/03)......................................  2006      1.029          1.042          190,695
                                                       2005      1.030          1.029          189,369
                                                       2004      1.007          1.030          172,123
                                                       2003      1.000          1.007           38,539

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Putnam Variable Trust
  Putnam VT International Equity Subaccount (Class
  IB) (5/03).........................................  2006      1.594          1.986            3,383
                                                       2005      1.457          1.594               --
                                                       2004      1.285          1.457               --
                                                       2003      1.000          1.285               --

  Putnam VT Small Cap Value Subaccount (Class IB)
  (5/03).............................................  2006      1.826          2.089            4,519
                                                       2005      1.749          1.826            1,382
                                                       2004      1.421          1.749           10,679
                                                       2003      1.000          1.421               --

The Travelers Series Trust
  Travelers AIM Capital Appreciation Subaccount
  (5/03).............................................  2006      1.342          1.425               --
                                                       2005      1.265          1.342           16,043
                                                       2004      1.218          1.265           16,046
                                                       2003      1.000          1.218            5,362

  Travelers Convertible Securities Subaccount
  (6/03).............................................  2006      1.150          1.222               --
                                                       2005      1.175          1.150               --
                                                       2004      1.134          1.175               --
                                                       2003      1.000          1.134               --

  Travelers Disciplined Mid Cap Stock Subaccount
  (6/03).............................................  2006      1.608          1.752               --
                                                       2005      1.467          1.608            1,411
                                                       2004      1.291          1.467            1,347
                                                       2003      1.000          1.291               --

  Travelers Equity Income Subaccount (5/03)..........  2006      1.340          1.404               --
                                                       2005      1.315          1.340           15,797
                                                       2004      1.227          1.315           15,824
                                                       2003      1.000          1.227               --

  Travelers Federated High Yield Subaccount (5/03)...  2006      1.186          1.213               --
                                                       2005      1.186          1.186           28,114
                                                       2004      1.102          1.186           28,131
                                                       2003      1.000          1.102               --

  Travelers Federated Stock Subaccount (6/03)........  2006      1.377          1.422               --
                                                       2005      1.341          1.377               --
                                                       2004      1.243          1.341               --
                                                       2003      1.000          1.243               --

  Travelers Large Cap Subaccount (6/03)..............  2006      1.301          1.337               --
                                                       2005      1.227          1.301           18,476
                                                       2004      1.181          1.227           10,898
                                                       2003      1.000          1.181               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Managed Allocation Series: Aggressive
  Subaccount (5/05)..................................  2006      1.094          1.160               --
                                                       2005      1.000          1.094               --

  Travelers Managed Allocation Series: Conservative
  Subaccount (5/05)..................................  2006      1.025          1.025               --
                                                       2005      1.000          1.025               --

  Travelers Managed Allocation Series: Moderate
  Subaccount (5/05)..................................  2006      1.061          1.096               --
                                                       2005      0.998          1.061               --

  Travelers Managed Allocation Series: Moderate-
  Aggressive Subaccount (5/05).......................  2006      1.071          1.114               --
                                                       2005      1.005          1.071           30,333

  Travelers Managed Allocation Series: Moderate-
  Conservative Subaccount (6/05).....................  2006      1.041          1.058               --
                                                       2005      1.014          1.041               --

  Travelers Mercury Large Cap Core Subaccount
  (6/03).............................................  2006      1.426          1.509               --
                                                       2005      1.304          1.426            1,575
                                                       2004      1.154          1.304               --
                                                       2003      1.000          1.154               --

  Travelers MFS Mid Cap Growth Subaccount (6/03).....  2006      1.425          1.503               --
                                                       2005      1.418          1.425           17,048
                                                       2004      1.274          1.418           15,159
                                                       2003      1.000          1.274            5,805

  Travelers MFS Total Return Subaccount (5/03).......  2006      1.222          1.257               --
                                                       2005      1.217          1.222           49,901
                                                       2004      1.119          1.217           49,550
                                                       2003      1.000          1.119           14,792

  Travelers MFS Value Subaccount (5/04)..............  2006      1.147          1.236               --
                                                       2005      1.104          1.147           18,132
                                                       2004      0.964          1.104           18,132

  Travelers Mondrian International Stock Subaccount
  (6/03).............................................  2006      1.517          1.738               --
                                                       2005      1.420          1.517           18,076
                                                       2004      1.258          1.420           10,074
                                                       2003      1.000          1.258               --

  Travelers Pioneer Fund Subaccount (6/03)...........  2006      1.327          1.403               --
                                                       2005      1.283          1.327           17,723
                                                       2004      1.184          1.283           17,727
                                                       2003      1.000          1.184            4,732

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  Travelers Pioneer Mid Cap Value Subaccount (9/05)..  2006      1.045          1.096               --
                                                       2005      1.044          1.045               --

  Travelers Pioneer Strategic Income Subaccount
  (6/04).............................................  2006      1.091          1.098               --
                                                       2005      1.079          1.091           11,524
                                                       2004      0.978          1.079           11,530

  Travelers Quality Bond Subaccount (5/03)...........  2006      1.008          0.995               --
                                                       2005      1.016          1.008               --
                                                       2004      1.009          1.016               --
                                                       2003      1.000          1.009               --

  Travelers Strategic Equity Subaccount (6/03).......  2006      1.306          1.359               --
                                                       2005      1.313          1.306            1,234
                                                       2004      1.221          1.313            1,170
                                                       2003      1.000          1.221               --

  Travelers Style Focus Series: Small Cap Growth
  Subaccount (6/05)..................................  2006      1.101          1.263               --
                                                       2005      1.009          1.101               --

  Travelers Style Focus Series: Small Cap Value
  Subaccount (6/05)..................................  2006      1.102          1.260               --
                                                       2005      1.043          1.102               --

  Travelers U.S. Government Securities Subaccount
  (5/04).............................................  2006      1.058          1.017               --
                                                       2005      1.040          1.058               --
                                                       2004      0.979          1.040               --

Van Kampen Life Investment Trust
  Van Kampen LIT Comstock Subaccount (Class II)
  (6/03).............................................  2006      1.457          1.649           43,280
                                                       2005      1.435          1.457           40,913
                                                       2004      1.253          1.435           47,094
                                                       2003      1.000          1.253            5,339

  Van Kampen LIT Enterprise Subaccount (Class II)
  (6/03).............................................  2006      1.257          1.309            2,789
                                                       2005      1.195          1.257            2,790
                                                       2004      1.180          1.195            2,792
                                                       2003      1.000          1.180            2,775

Variable Insurance Products Fund
  VIP Contrafund Subaccount (Service Class 2)
  (6/03).............................................  2006      1.574          1.711           19,846
                                                       2005      1.384          1.574           27,190
                                                       2004      1.232          1.384           22,000
                                                       2003      1.000          1.232            8,342

  VIP Dynamic Capital Appreciation Subaccount
  (Service Class 2) (7/03)...........................  2006      1.370          1.520            1,184
                                                       2005      1.164          1.370           33,367
                                                       2004      1.178          1.164            1,333
                                                       2003      1.000          1.178               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  VIP Mid Cap Subaccount (Service Class 2) (5/03)....  2006      1.962          2.151           22,801
                                                       2005      1.705          1.962           23,358
                                                       2004      1.402          1.705           33,698
                                                       2003      1.000          1.402            2,722



* We are waiving a portion of the Mortality and Expense Risk charge for this Subaccount. Please see "Fee Table -- Annual Separate Account Charges" for more information.

The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2006.

Number of Units Outstanding at End of Year may include units for Contracts Owners in payout phase, where appropriate.

If an accumulation unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2006, are displayed below. Please see Appendix C for more information on Variable Funding Option name changes, mergers and substitutions.

Effective on or about 02/25/2005, The Travelers Series Trust-MFS Emerging Growth Portfolio merged into The Travelers Series Trust-MFS Mid Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Alliance Bernstein Variable Products Series Fund-AllianceBernstein Large Cap Growth Portfolio was replaced by Metropolitan Series Fund, Inc.-T. Rowe Price Large Cap Growth and is no longer available as a funding option.

Effective on or about 05/01/2006, Capital Appreciation Fund merged into Met Investors Series Trust-Janus Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Delaware VIP Trust-Delaware VIP REIT Series was replaced by Met Investors Series Trust-Neuberger Berman Real Estate Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Value Opportunities V.I. Fund was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, FAM Variable Series Fund, Inc.-Mercury Global Allocation V.I. Portfolio was replaced by Metropolitan Series Fund, Inc.- Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Mutual Shares Securities Fund was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Franklin Templeton VIP Trust-Templeton Growth Securities Fund was replaced by Metropolitan Series Fund, Inc.-Oppenheimer Global Equity Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, High Yield Bond Trust merged into Metropolitan Series Fund, Inc.-Western Asset Management High Yield Bond Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Janus Aspen Series-Janus Aspen Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MFS Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Managed Assets Trust merged into Met Investors Series Trust-Legg Mason Partners Managed Assets Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Money Market Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Money Market Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, Oppenheimer Variable Account Funds-Oppenheimer Main Street Fund/VA was replaced by Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-AIM Capital Appreciation Portfolio merged into Met Investors Series Trust-MET/AIM Capital Appreciation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Convertible Securities Portfolio merged into Met Investors Series Trust-Lord Abbett Bond Debenture Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Disciplined Mid Cap Stock Portfolio merged into Met Investors Series Trust-Batterymarch Mid-Cap Stock Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Equity Income Portfolio merged into Metropolitan Series Fund, Inc.-FI Value Leaders Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated High Yield Portfolio merged into Met Investors Series Trust-Federated High Yield Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Federated Stock Portfolio merged into Met Investors Series Trust-Lord Abbett Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Large Cap Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Conservative Portfolio merged into Metropolitan Series Fund, Inc.- MetLife Conservative Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate -- Aggressive Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate to Aggressive Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate -- Conservative Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Conservative to Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Managed Allocation
Series: Moderate Portfolio merged into Metropolitan Series Fund, Inc.-MetLife Moderate Allocation Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mercury Large Cap Core Portfolio merged into Met Investors Series Trust-Mercury Large-Cap Core Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS Mid Cap Growth Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Aggressive Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS Total Return Portfolio merged into Metropolitan Series Fund, Inc.-MFS Total Return Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-MFS Value Portfolio merged into Met Investors Series Trust-MFS Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Mondrian International Stock Portfolio merged into Met Investors Series Trust-Harris Oakmark International Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Fund Portfolio merged into Met Investors Series Trust-Pioneer Fund Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Mid-Cap Value Portfolio merged into Met Investors Series Trust-Pioneer Mid-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Pioneer Strategic Income Portfolio merged into Met Investors Series Trust-Pioneer Strategic Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Strategic Equity Portfolio merged into Metropolitan Series Fund, Inc.-FI Large Cap Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Growth Portfolio merged into Met Investors Series Trust-MET/AIM Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Style Focus Series:
Small Cap Value Portfolio merged into Met Investors Series Trust-Dreman Small-Cap Value Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-Travelers Quality Bond Portfolio merged into Metropolitan Series Fund, Inc.-BlackRock Bond Income Portfolio and is no longer available as a funding option.

Effective on or about 05/01/2006, The Travelers Series Trust-U.S. Government Securities Portfolio merged into Metropolitan Series Fund, Inc.-Western Asset Management U.S. Government Portfolio and is no longer available as a funding option.

Effective on or about 11/13/2006, Lazard Retirement Series, Inc.-Lazard Retirement Small Cap Portfolio was replaced by Met Investors Series Trust-Third Avenue Small Cap Value Portfolio and is no longer available as a funding option.

                         CONDENSED FINANCIAL INFORMATION

--------------------------------------------------------------------------------

The following tables provide the Accumulation Unit Values information for the MID-RANGE combinations of separate account charges. The Accumulation Unit Value information for the minimum separate account charge and the maximum variable account charge are contained in the Prospectus.

                         SEPARATE ACCOUNT CHARGES 1.70%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (7/03)...............  2006      1.490          1.838           113,641
                                                       2005      1.297          1.490           105,413
                                                       2004      1.068          1.297             9,209
                                                       2003      1.000          1.068                --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (6/03).............................................  2006      1.160          1.166                --
                                                       2005      1.091          1.160           223,898
                                                       2004      1.064          1.091           129,574
                                                       2003      1.000          1.064                --

  Alger American Leveraged AllCap Subaccount (Class
  S) (7/03)..........................................  2006      1.337          1.563            60,188
                                                       2005      1.191          1.337            45,319
                                                       2004      1.123          1.191            17,123
                                                       2003      1.000          1.123             3,126

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (7/03).............................................  2006      2.041          2.659           230,123
                                                       2005      1.623          2.041           216,638
                                                       2004      1.321          1.623           103,044
                                                       2003      1.000          1.321                --

  Credit Suisse Trust Global Small Cap Subaccount
  (6/03).............................................  2006      1.642          1.828            27,699
                                                       2005      1.438          1.642             9,796
                                                       2004      1.240          1.438            15,037
                                                       2003      1.000          1.240                --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (6/03).............................................  2006      1.411          1.494           343,271
                                                       2005      1.318          1.411           338,758
                                                       2004      1.173          1.318           244,608
                                                       2003      1.000          1.173             5,290

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (9/03)............................  2006      1.193          1.278                --
                                                       2005      1.174          1.193                --
                                                       2004      1.127          1.174                --
                                                       2003      1.000          1.127                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.007          1.140           311,976
                                                       2005      1.000          1.007           320,252

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (6/03)...................................  2006      1.639          2.210           296,285
                                                       2005      1.498          1.639           339,450
                                                       2004      1.165          1.498           241,279
                                                       2003      1.000          1.165            45,106

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (6/05)..............  2006      0.996          1.022                --
                                                       2005      1.000          0.996                --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.260          1.340           763,373
                                                       2005      1.181          1.260           374,532
                                                       2004      1.117          1.181            47,800
                                                       2003      1.000          1.117                --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.763          2.113           194,442
                                                       2005      1.519          1.763           200,109
                                                       2004      1.255          1.519           109,539
                                                       2003      1.000          1.255               823

  DWSI Growth & Income Subaccount (Class B) (6/03)...  2006      1.267          1.411           351,860
                                                       2005      1.219          1.267           279,007
                                                       2004      1.129          1.219           177,522
                                                       2003      1.000          1.129            43,405

  DWSI Health Care Subaccount (Class B) (6/03).......  2006      1.282          1.333            77,030
                                                       2005      1.207          1.282            72,037
                                                       2004      1.125          1.207            37,089
                                                       2003      1.000          1.125             3,171

  DWSI International Subaccount (Class B) (7/03).....  2006      1.542          1.902           302,749
                                                       2005      1.356          1.542           197,762
                                                       2004      1.186          1.356            98,900
                                                       2003      1.000          1.186             9,070

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (7/03)..........................................  2006      1.213          1.270                --
                                                       2005      1.240          1.213           242,509
                                                       2004      1.131          1.240           212,395
                                                       2003      1.000          1.131            18,862

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.137          1.228           247,097
                                                       2005      1.113          1.137           251,827
                                                       2004      1.065          1.113            99,305
                                                       2003      1.000          1.065                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Blue Chip Subaccount (Class B) (6/03)........  2006      1.418          1.606           266,775
                                                       2005      1.315          1.418           251,620
                                                       2004      1.157          1.315           149,561
                                                       2003      1.000          1.157             9,007

  DWSII Conservative Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.087          1.163           237,454
                                                       2005      1.059          1.087            42,955
                                                       2004      1.003          1.059             1,615

  DWSII Core Fixed Income Subaccount (Class B)
  (6/03).............................................  2006      1.014          1.036           342,675
                                                       2005      1.013          1.014           330,793
                                                       2004      0.990          1.013           216,025
                                                       2003      1.000          0.990            44,718

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.364          1.533           813,286
                                                       2005      1.270          1.364           804,439
                                                       2004      1.160          1.270           625,118
                                                       2003      1.000          1.160            61,182

  DWSII Dreman High Return Equity Subaccount (Class
  B) (6/03)..........................................  2006      1.375          1.598           904,361
                                                       2005      1.301          1.375           674,986
                                                       2004      1.164          1.301           450,044
                                                       2003      1.000          1.164            25,292

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.660          2.034           688,307
                                                       2005      1.538          1.660           722,662
                                                       2004      1.246          1.538           471,136
                                                       2003      1.000          1.246            48,180

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.600          2.039           152,376
                                                       2005      1.328          1.600           147,502
                                                       2004      1.182          1.328           134,842
                                                       2003      1.000          1.182             3,098

  DWSII Government & Agency Securities Subaccount
  (Class B) (6/03)...................................  2006      1.018          1.039            68,966
                                                       2005      1.013          1.018            68,938
                                                       2004      0.997          1.013            62,938
                                                       2003      1.000          0.997                --

  DWSII Growth Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.142          1.265           393,839
                                                       2005      1.096          1.142           350,415
                                                       2004      1.016          1.096           191,037

  DWSII High Income Subaccount (Class B) (6/03)......  2006      1.225          1.326           164,419
                                                       2005      1.205          1.225           195,670
                                                       2004      1.093          1.205           134,860
                                                       2003      1.000          1.093            58,769

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Income Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.061          1.080                --
                                                       2005      1.042          1.061           208,483
                                                       2004      1.005          1.042             1,638

  DWSII Index 500 Subaccount (Class B) (7/03)........  2006      1.248          1.248                --
                                                       2005      1.226          1.248                --
                                                       2004      1.134          1.226           172,205
                                                       2003      1.000          1.134                --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.573          1.934           411,457
                                                       2005      1.403          1.573           390,298
                                                       2004      1.211          1.403           301,190
                                                       2003      1.000          1.211             1,306

  DWSII Janus Growth & Income Subaccount (Class B)
  (8/03).............................................  2006      1.345          1.428           117,387
                                                       2005      1.224          1.345           179,473
                                                       2004      1.121          1.224           149,373
                                                       2003      1.000          1.121            72,596

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (7/03)..........................................  2006      1.292          1.277                --
                                                       2005      1.226          1.292            13,613
                                                       2004      1.112          1.226             4,455
                                                       2003      1.000          1.112                --

  DWSII Large Cap Core Subaccount (Class B) (2/05)...  2006      1.151          1.276                --
                                                       2005      1.037          1.151            73,360

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.253          1.417           355,687
                                                       2005      1.255          1.253           398,834
                                                       2004      1.164          1.255           325,841
                                                       2003      1.000          1.164            77,472

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (8/03)...................................  2006      1.436          1.584                --
                                                       2005      1.290          1.436            11,635
                                                       2004      1.177          1.290             7,562
                                                       2003      1.000          1.177                --

  DWSII MFS Strategic Value Subaccount (Class B)
  (8/03).............................................  2006      1.267          1.305                --
                                                       2005      1.297          1.267            34,874
                                                       2004      1.124          1.297            29,532
                                                       2003      1.000          1.124             6,048

  DWSII Mid Cap Growth Subaccount (Class B) (8/03)...  2006      1.339          1.456            44,923
                                                       2005      1.188          1.339            21,983
                                                       2004      1.166          1.188            22,362
                                                       2003      1.000          1.166                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Moderate Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.113          1.213         1,036,589
                                                       2005      1.077          1.113           965,323
                                                       2004      1.000          1.077            53,607

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.987          1.011           261,799
                                                       2005      0.980          0.987           442,221
                                                       2004      0.992          0.980            71,216
                                                       2003      1.000          0.992           195,942

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.113          1.137                --
                                                       2005      1.185          1.113           383,268
                                                       2004      1.195          1.185           334,163
                                                       2003      1.000          1.195            32,143

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.293          1.333           209,059
                                                       2005      1.233          1.293           193,016
                                                       2004      1.134          1.233            67,149
                                                       2003      1.000          1.134             8,495

  DWSII Strategic Income Subaccount (Class B)
  (6/03).............................................  2006      1.052          1.125           201,093
                                                       2005      1.050          1.052           227,819
                                                       2004      0.986          1.050           138,333
                                                       2003      1.000          0.986            45,771

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.233          1.218           119,161
                                                       2005      1.215          1.233            94,361
                                                       2004      1.217          1.215            38,616
                                                       2003      1.000          1.217             2,906

  DWSII Templeton Foreign Value Subaccount (Class B)
  (1/05).............................................  2006      1.133          1.361                --
                                                       2005      1.054          1.133           107,542

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.445          1.509           129,857
                                                       2005      1.321          1.445           130,789
                                                       2004      1.214          1.321           107,527
                                                       2003      1.000          1.214             2,851

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (4/06)...  2006      1.003          1.071           265,535

                         SEPARATE ACCOUNT CHARGES 1.75%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (7/03)...............  2006      1.488          1.835               --
                                                       2005      1.296          1.488               --
                                                       2004      1.068          1.296               --
                                                       2003      1.000          1.068               --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (6/03).............................................  2006      1.158          1.164               --
                                                       2005      1.090          1.158               --
                                                       2004      1.064          1.090               --
                                                       2003      1.000          1.064               --

  Alger American Leveraged AllCap Subaccount (Class
  S) (7/03)..........................................  2006      1.335          1.561               --
                                                       2005      1.190          1.335               --
                                                       2004      1.122          1.190               --
                                                       2003      1.000          1.122               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (7/03).............................................  2006      2.038          2.655              646
                                                       2005      1.621          2.038              650
                                                       2004      1.321          1.621               --
                                                       2003      1.000          1.321               --

  Credit Suisse Trust Global Small Cap Subaccount
  (6/03).............................................  2006      1.640          1.825               --
                                                       2005      1.437          1.640               --
                                                       2004      1.239          1.437               --
                                                       2003      1.000          1.239               --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (6/03).............................................  2006      1.410          1.491               --
                                                       2005      1.317          1.410               --
                                                       2004      1.173          1.317               --
                                                       2003      1.000          1.173               --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (9/03)............................  2006      1.191          1.276               --
                                                       2005      1.173          1.191               --
                                                       2004      1.127          1.173               --
                                                       2003      1.000          1.127               --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.007          1.139               --
                                                       2005      1.000          1.007               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (6/03)...................................  2006      1.637          2.206              338
                                                       2005      1.497          1.637              340
                                                       2004      1.165          1.497               --
                                                       2003      1.000          1.165               --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (6/05)..............  2006      0.996          1.021               --
                                                       2005      1.000          0.996               --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.258          1.337               --
                                                       2005      1.180          1.258               --
                                                       2004      1.116          1.180               --
                                                       2003      1.000          1.116               --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.761          2.109              340
                                                       2005      1.518          1.761              342
                                                       2004      1.255          1.518               --
                                                       2003      1.000          1.255               --

  DWSI Growth & Income Subaccount (Class B) (6/03)...  2006      1.265          1.409               --
                                                       2005      1.218          1.265               --
                                                       2004      1.129          1.218               --
                                                       2003      1.000          1.129               --

  DWSI Health Care Subaccount (Class B) (6/03).......  2006      1.281          1.331            1,314
                                                       2005      1.206          1.281            1,322
                                                       2004      1.124          1.206               --
                                                       2003      1.000          1.124               --

  DWSI International Subaccount (Class B) (7/03).....  2006      1.540          1.899               --
                                                       2005      1.355          1.540               --
                                                       2004      1.186          1.355               --
                                                       2003      1.000          1.186               --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (7/03)..........................................  2006      1.212          1.268               --
                                                       2005      1.239          1.212               --
                                                       2004      1.131          1.239               --
                                                       2003      1.000          1.131               --

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.136          1.226               --
                                                       2005      1.112          1.136               --
                                                       2004      1.064          1.112               --
                                                       2003      1.000          1.064               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Blue Chip Subaccount (Class B) (6/03)........  2006      1.416          1.603               --
                                                       2005      1.314          1.416               --
                                                       2004      1.157          1.314               --
                                                       2003      1.000          1.157               --

  DWSII Conservative Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.086          1.162           11,121
                                                       2005      1.059          1.086               --
                                                       2004      1.003          1.059               --

  DWSII Core Fixed Income Subaccount (Class B)
  (6/03).............................................  2006      1.013          1.034               --
                                                       2005      1.012          1.013               --
                                                       2004      0.989          1.012               --
                                                       2003      1.000          0.989               --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.362          1.531               --
                                                       2005      1.269          1.362               --
                                                       2004      1.159          1.269               --
                                                       2003      1.000          1.159               --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (6/03)..........................................  2006      1.373          1.595            1,196
                                                       2005      1.300          1.373            1,204
                                                       2004      1.164          1.300               --
                                                       2003      1.000          1.164               --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.658          2.030               --
                                                       2005      1.537          1.658               --
                                                       2004      1.246          1.537               --
                                                       2003      1.000          1.246               --

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.598          2.036               --
                                                       2005      1.327          1.598               --
                                                       2004      1.181          1.327               --
                                                       2003      1.000          1.181               --

  DWSII Government & Agency Securities Subaccount
  (Class B) (6/03)...................................  2006      1.017          1.037               --
                                                       2005      1.012          1.017               --
                                                       2004      0.997          1.012               --
                                                       2003      1.000          0.997               --

  DWSII Growth Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.142          1.264           19,385
                                                       2005      1.096          1.142           13,716
                                                       2004      1.016          1.096               --

  DWSII High Income Subaccount (Class B) (6/03)......  2006      1.223          1.324               --
                                                       2005      1.204          1.223               --
                                                       2004      1.093          1.204               --
                                                       2003      1.000          1.093               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Income Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.060          1.079               --
                                                       2005      1.042          1.060               --
                                                       2004      1.005          1.042               --

  DWSII Index 500 Subaccount (Class B) (7/03)........  2006      1.246          1.246               --
                                                       2005      1.225          1.246               --
                                                       2004      1.133          1.225               --
                                                       2003      1.000          1.133               --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.571          1.930               --
                                                       2005      1.402          1.571               --
                                                       2004      1.211          1.402               --
                                                       2003      1.000          1.211               --

  DWSII Janus Growth & Income Subaccount (Class B)
  (8/03).............................................  2006      1.343          1.425               --
                                                       2005      1.223          1.343               --
                                                       2004      1.121          1.223               --
                                                       2003      1.000          1.121               --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (7/03)..........................................  2006      1.290          1.275               --
                                                       2005      1.225          1.290               --
                                                       2004      1.111          1.225               --
                                                       2003      1.000          1.111               --

  DWSII Large Cap Core Subaccount (Class B) (2/05)...  2006      1.150          1.275               --
                                                       2005      1.037          1.150               --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.252          1.414               --
                                                       2005      1.254          1.252               --
                                                       2004      1.164          1.254               --
                                                       2003      1.000          1.164               --

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (8/03)...................................  2006      1.434          1.581               --
                                                       2005      1.288          1.434               --
                                                       2004      1.177          1.288               --
                                                       2003      1.000          1.177               --

  DWSII MFS Strategic Value Subaccount (Class B)
  (8/03).............................................  2006      1.266          1.303               --
                                                       2005      1.296          1.266               --
                                                       2004      1.123          1.296               --
                                                       2003      1.000          1.123               --

  DWSII Mid Cap Growth Subaccount (Class B) (8/03)...  2006      1.338          1.453               --
                                                       2005      1.187          1.338               --
                                                       2004      1.166          1.187               --
                                                       2003      1.000          1.166               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Moderate Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.112          1.212            9,210
                                                       2005      1.077          1.112            2,865
                                                       2004      1.000          1.077               --

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.986          1.010               --
                                                       2005      0.979          0.986               --
                                                       2004      0.991          0.979               --
                                                       2003      1.000          0.991               --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.112          1.135               --
                                                       2005      1.185          1.112               --
                                                       2004      1.195          1.185               --
                                                       2003      1.000          1.195               --

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.292          1.330               --
                                                       2005      1.232          1.292               --
                                                       2004      1.134          1.232               --
                                                       2003      1.000          1.134               --

  DWSII Strategic Income Subaccount (Class B)
  (6/03).............................................  2006      1.051          1.123               --
                                                       2005      1.049          1.051               --
                                                       2004      0.986          1.049               --
                                                       2003      1.000          0.986               --

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.232          1.216               --
                                                       2005      1.214          1.232               --
                                                       2004      1.217          1.214               --
                                                       2003      1.000          1.217               --

  DWSII Templeton Foreign Value Subaccount (Class B)
  (1/05).............................................  2006      1.133          1.359               --
                                                       2005      1.054          1.133               --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.443          1.506               --
                                                       2005      1.320          1.443               --
                                                       2004      1.214          1.320               --
                                                       2003      1.000          1.214               --

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (4/06)...  2006      1.003          1.070               --

                         SEPARATE ACCOUNT CHARGES 1.80%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (7/03)...............  2006      1.486          1.832               --
                                                       2005      1.295          1.486               --
                                                       2004      1.067          1.295               --
                                                       2003      1.000          1.067               --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (6/03).............................................  2006      1.157          1.163               --
                                                       2005      1.089          1.157               --
                                                       2004      1.063          1.089               --
                                                       2003      1.000          1.063               --

  Alger American Leveraged AllCap Subaccount (Class
  S) (7/03)..........................................  2006      1.333          1.558               --
                                                       2005      1.189          1.333               --
                                                       2004      1.122          1.189               --
                                                       2003      1.000          1.122               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (7/03).............................................  2006      2.036          2.650               --
                                                       2005      1.620          2.036               --
                                                       2004      1.320          1.620               --
                                                       2003      1.000          1.320               --

  Credit Suisse Trust Global Small Cap Subaccount
  (6/03).............................................  2006      1.638          1.821               --
                                                       2005      1.436          1.638               --
                                                       2004      1.239          1.436               --
                                                       2003      1.000          1.239               --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (6/03).............................................  2006      1.408          1.489               --
                                                       2005      1.316          1.408               --
                                                       2004      1.173          1.316               --
                                                       2003      1.000          1.173               --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (9/03)............................  2006      1.190          1.273               --
                                                       2005      1.172          1.190               --
                                                       2004      1.126          1.172               --
                                                       2003      1.000          1.126               --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.006          1.139               --
                                                       2005      1.000          1.006               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (6/03)...................................  2006      1.635          2.202               --
                                                       2005      1.496          1.635               --
                                                       2004      1.165          1.496               --
                                                       2003      1.000          1.165               --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (6/05)..............  2006      0.996          1.020               --
                                                       2005      1.000          0.996               --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.257          1.335               --
                                                       2005      1.179          1.257               --
                                                       2004      1.116          1.179               --
                                                       2003      1.000          1.116               --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.759          2.106               --
                                                       2005      1.517          1.759               --
                                                       2004      1.254          1.517               --
                                                       2003      1.000          1.254               --

  DWSI Growth & Income Subaccount (Class B) (6/03)...  2006      1.264          1.406               --
                                                       2005      1.217          1.264               --
                                                       2004      1.129          1.217               --
                                                       2003      1.000          1.129               --

  DWSI Health Care Subaccount (Class B) (6/03).......  2006      1.279          1.329               --
                                                       2005      1.205          1.279               --
                                                       2004      1.124          1.205               --
                                                       2003      1.000          1.124               --

  DWSI International Subaccount (Class B) (7/03).....  2006      1.539          1.896            9,313
                                                       2005      1.354          1.539               --
                                                       2004      1.186          1.354               --
                                                       2003      1.000          1.186               --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (7/03)..........................................  2006      1.210          1.266               --
                                                       2005      1.238          1.210               --
                                                       2004      1.130          1.238               --
                                                       2003      1.000          1.130               --

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.134          1.224            7,478
                                                       2005      1.112          1.134            8,101
                                                       2004      1.064          1.112               --
                                                       2003      1.000          1.064               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Blue Chip Subaccount (Class B) (6/03)........  2006      1.414          1.600            8,328
                                                       2005      1.313          1.414            9,022
                                                       2004      1.157          1.313               --
                                                       2003      1.000          1.157               --

  DWSII Conservative Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.086          1.160           42,080
                                                       2005      1.059          1.086               --
                                                       2004      1.003          1.059               --

  DWSII Core Fixed Income Subaccount (Class B)
  (6/03).............................................  2006      1.012          1.032               --
                                                       2005      1.011          1.012               --
                                                       2004      0.989          1.011               --
                                                       2003      1.000          0.989               --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.361          1.528            8,613
                                                       2005      1.268          1.361            9,330
                                                       2004      1.159          1.268               --
                                                       2003      1.000          1.159               --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (6/03)..........................................  2006      1.371          1.592            8,472
                                                       2005      1.299          1.371            9,178
                                                       2004      1.164          1.299               --
                                                       2003      1.000          1.164               --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.656          2.026               --
                                                       2005      1.536          1.656               --
                                                       2004      1.246          1.536               --
                                                       2003      1.000          1.246               --

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.596          2.032               --
                                                       2005      1.326          1.596               --
                                                       2004      1.181          1.326               --
                                                       2003      1.000          1.181               --

  DWSII Government & Agency Securities Subaccount
  (Class B) (6/03)...................................  2006      1.016          1.035               --
                                                       2005      1.011          1.016               --
                                                       2004      0.996          1.011               --
                                                       2003      1.000          0.996               --

  DWSII Growth Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.141          1.262           69,838
                                                       2005      1.096          1.141           35,630
                                                       2004      1.016          1.096               --

  DWSII High Income Subaccount (Class B) (6/03)......  2006      1.222          1.321               --
                                                       2005      1.203          1.222               --
                                                       2004      1.093          1.203               --
                                                       2003      1.000          1.093               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Income Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.060          1.078               --
                                                       2005      1.042          1.060            5,563
                                                       2004      1.005          1.042               --

  DWSII Index 500 Subaccount (Class B) (7/03)........  2006      1.245          1.245               --
                                                       2005      1.224          1.245               --
                                                       2004      1.133          1.224               --
                                                       2003      1.000          1.133               --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.569          1.927               --
                                                       2005      1.401          1.569               --
                                                       2004      1.211          1.401               --
                                                       2003      1.000          1.211               --

  DWSII Janus Growth & Income Subaccount (Class B)
  (8/03).............................................  2006      1.341          1.423               --
                                                       2005      1.223          1.341               --
                                                       2004      1.121          1.223               --
                                                       2003      1.000          1.121               --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (7/03)..........................................  2006      1.288          1.273               --
                                                       2005      1.225          1.288               --
                                                       2004      1.111          1.225               --
                                                       2003      1.000          1.111               --

  DWSII Large Cap Core Subaccount (Class B) (2/05)...  2006      1.150          1.274               --
                                                       2005      1.037          1.150               --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.250          1.412               --
                                                       2005      1.253          1.250               --
                                                       2004      1.163          1.253               --
                                                       2003      1.000          1.163               --

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (8/03)...................................  2006      1.432          1.578               --
                                                       2005      1.287          1.432               --
                                                       2004      1.176          1.287               --
                                                       2003      1.000          1.176               --

  DWSII MFS Strategic Value Subaccount (Class B)
  (8/03).............................................  2006      1.264          1.300               --
                                                       2005      1.295          1.264               --
                                                       2004      1.123          1.295               --
                                                       2003      1.000          1.123               --

  DWSII Mid Cap Growth Subaccount (Class B) (8/03)...  2006      1.336          1.450               --
                                                       2005      1.186          1.336               --
                                                       2004      1.166          1.186               --
                                                       2003      1.000          1.166               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Moderate Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.111          1.211           69,837
                                                       2005      1.077          1.111           69,899
                                                       2004      1.000          1.077               --

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.984          1.008               --
                                                       2005      0.978          0.984               --
                                                       2004      0.991          0.978               --
                                                       2003      1.000          0.991               --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.110          1.133               --
                                                       2005      1.184          1.110               --
                                                       2004      1.195          1.184               --
                                                       2003      1.000          1.195               --

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.290          1.328               --
                                                       2005      1.231          1.290               --
                                                       2004      1.134          1.231               --
                                                       2003      1.000          1.134               --

  DWSII Strategic Income Subaccount (Class B)
  (6/03).............................................  2006      1.049          1.121               --
                                                       2005      1.048          1.049               --
                                                       2004      0.986          1.048               --
                                                       2003      1.000          0.986               --

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.230          1.213               --
                                                       2005      1.213          1.230               --
                                                       2004      1.217          1.213               --
                                                       2003      1.000          1.217               --

  DWSII Templeton Foreign Value Subaccount (Class B)
  (1/05).............................................  2006      1.132          1.358               --
                                                       2005      1.054          1.132           13,738

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.441          1.503               --
                                                       2005      1.319          1.441               --
                                                       2004      1.214          1.319               --
                                                       2003      1.000          1.214               --

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (4/06)...  2006      1.003          1.070               --

                         SEPARATE ACCOUNT CHARGES 1.90%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (7/03)...............  2006      1.482          1.825             7,912
                                                       2005      1.293          1.482             7,940
                                                       2004      1.067          1.293             5,865
                                                       2003      1.000          1.067                --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (6/03).............................................  2006      1.154          1.159                --
                                                       2005      1.087          1.154           204,608
                                                       2004      1.063          1.087           186,666
                                                       2003      1.000          1.063           127,667

  Alger American Leveraged AllCap Subaccount (Class
  S) (7/03)..........................................  2006      1.330          1.552            12,521
                                                       2005      1.187          1.330            12,777
                                                       2004      1.121          1.187            15,115
                                                       2003      1.000          1.121            10,537

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (7/03).............................................  2006      2.031          2.640            84,474
                                                       2005      1.618          2.031            84,873
                                                       2004      1.320          1.618            33,290
                                                       2003      1.000          1.320             2,970

  Credit Suisse Trust Global Small Cap Subaccount
  (6/03).............................................  2006      1.634          1.815            12,721
                                                       2005      1.434          1.634            11,753
                                                       2004      1.238          1.434             4,637
                                                       2003      1.000          1.238                --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (6/03).............................................  2006      1.404          1.484           307,936
                                                       2005      1.314          1.404           311,151
                                                       2004      1.172          1.314           237,526
                                                       2003      1.000          1.172           135,909

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (9/03)............................  2006      1.187          1.269             8,266
                                                       2005      1.170          1.187             8,266
                                                       2004      1.126          1.170                --
                                                       2003      1.000          1.126                --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.006          1.137           346,728
                                                       2005      1.000          1.006           280,830

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (6/03)...................................  2006      1.631          2.195            66,986
                                                       2005      1.493          1.631            80,078
                                                       2004      1.164          1.493            52,351
                                                       2003      1.000          1.164             7,128

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (6/05)..............  2006      0.995          1.019            19,850
                                                       2005      1.000          0.995            26,780

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.253          1.330           503,803
                                                       2005      1.177          1.253           219,398
                                                       2004      1.115          1.177            40,798
                                                       2003      1.000          1.115             9,919

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.754          2.098            88,284
                                                       2005      1.514          1.754            92,266
                                                       2004      1.254          1.514            86,355
                                                       2003      1.000          1.254            80,019

  DWSI Growth & Income Subaccount (Class B) (6/03)...  2006      1.260          1.401            63,437
                                                       2005      1.215          1.260            71,725
                                                       2004      1.128          1.215            60,808
                                                       2003      1.000          1.128            11,461

  DWSI Health Care Subaccount (Class B) (6/03).......  2006      1.276          1.324            96,434
                                                       2005      1.203          1.276           100,524
                                                       2004      1.123          1.203            82,582
                                                       2003      1.000          1.123             4,467

  DWSI International Subaccount (Class B) (7/03).....  2006      1.535          1.889            86,810
                                                       2005      1.352          1.535            67,095
                                                       2004      1.185          1.352            68,664
                                                       2003      1.000          1.185            12,939

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (7/03)..........................................  2006      1.207          1.262                --
                                                       2005      1.236          1.207            58,332
                                                       2004      1.130          1.236            57,599
                                                       2003      1.000          1.130             3,862

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.131          1.219            35,278
                                                       2005      1.110          1.131            31,449
                                                       2004      1.063          1.110            25,566
                                                       2003      1.000          1.063            12,272

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Blue Chip Subaccount (Class B) (6/03)........  2006      1.411          1.594            53,031
                                                       2005      1.311          1.411            66,015
                                                       2004      1.156          1.311            43,677
                                                       2003      1.000          1.156             2,365

  DWSII Conservative Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.084          1.157           249,067
                                                       2005      1.058          1.084           204,582
                                                       2004      1.003          1.058                --

  DWSII Core Fixed Income Subaccount (Class B)
  (6/03).............................................  2006      1.009          1.029           375,317
                                                       2005      1.010          1.009           377,160
                                                       2004      0.989          1.010           387,894
                                                       2003      1.000          0.989            30,850

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.357          1.523           533,947
                                                       2005      1.266          1.357           495,852
                                                       2004      1.158          1.266           384,222
                                                       2003      1.000          1.158           205,191

  DWSII Dreman High Return Equity Subaccount (Class
  B) (6/03)..........................................  2006      1.368          1.587           500,758
                                                       2005      1.297          1.368           425,665
                                                       2004      1.163          1.297           165,556
                                                       2003      1.000          1.163            16,498

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.652          2.019           288,381
                                                       2005      1.533          1.652           286,687
                                                       2004      1.245          1.533           199,743
                                                       2003      1.000          1.245           101,766

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.592          2.025            10,457
                                                       2005      1.324          1.592            15,259
                                                       2004      1.180          1.324            14,738
                                                       2003      1.000          1.180             1,413

  DWSII Government & Agency Securities Subaccount
  (Class B) (6/03)...................................  2006      1.013          1.031            86,305
                                                       2005      1.010          1.013            96,984
                                                       2004      0.996          1.010            86,598
                                                       2003      1.000          0.996            10,475

  DWSII Growth Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.139          1.259         1,082,692
                                                       2005      1.095          1.139         1,080,304
                                                       2004      1.016          1.095         1,055,108

  DWSII High Income Subaccount (Class B) (6/03)......  2006      1.219          1.317           488,798
                                                       2005      1.201          1.219           487,910
                                                       2004      1.092          1.201           488,827
                                                       2003      1.000          1.092           129,297

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Income Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.058          1.076                --
                                                       2005      1.042          1.058            51,840
                                                       2004      1.005          1.042                --

  DWSII Index 500 Subaccount (Class B) (7/03)........  2006      1.242          1.242                --
                                                       2005      1.222          1.242                --
                                                       2004      1.132          1.222           226,684
                                                       2003      1.000          1.132            20,158

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.565          1.920           193,949
                                                       2005      1.399          1.565           198,644
                                                       2004      1.210          1.399           177,932
                                                       2003      1.000          1.210            88,264

  DWSII Janus Growth & Income Subaccount (Class B)
  (8/03).............................................  2006      1.338          1.418           266,143
                                                       2005      1.221          1.338           267,964
                                                       2004      1.120          1.221           199,224
                                                       2003      1.000          1.120           119,673

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (7/03)..........................................  2006      1.285          1.268                --
                                                       2005      1.223          1.285            80,567
                                                       2004      1.110          1.223            70,171
                                                       2003      1.000          1.110            73,182

  DWSII Large Cap Core Subaccount (Class B) (2/05)...  2006      1.149          1.271                --
                                                       2005      1.037          1.149                --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.247          1.407           141,245
                                                       2005      1.251          1.247           149,976
                                                       2004      1.163          1.251           149,631
                                                       2003      1.000          1.163            39,498

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (8/03)...................................  2006      1.428          1.572                --
                                                       2005      1.285          1.428                --
                                                       2004      1.176          1.285                --
                                                       2003      1.000          1.176                --

  DWSII MFS Strategic Value Subaccount (Class B)
  (8/03).............................................  2006      1.261          1.296                --
                                                       2005      1.293          1.261            55,200
                                                       2004      1.122          1.293            54,473
                                                       2003      1.000          1.122             1,201

  DWSII Mid Cap Growth Subaccount (Class B) (8/03)...  2006      1.332          1.445            21,703
                                                       2005      1.184          1.332            21,597
                                                       2004      1.165          1.184            21,757
                                                       2003      1.000          1.165            19,438

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Moderate Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.110          1.208           704,328
                                                       2005      1.076          1.110           701,569
                                                       2004      1.000          1.076            89,489

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.982          1.004                --
                                                       2005      0.977          0.982                --
                                                       2004      0.990          0.977           191,582
                                                       2003      1.000          0.990             6,766

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.107          1.129                --
                                                       2005      1.182          1.107           185,439
                                                       2004      1.194          1.182            24,245
                                                       2003      1.000          1.194                --

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.287          1.323            38,956
                                                       2005      1.229          1.287            37,360
                                                       2004      1.133          1.229            34,841
                                                       2003      1.000          1.133             7,716

  DWSII Strategic Income Subaccount (Class B)
  (6/03).............................................  2006      1.047          1.117            76,636
                                                       2005      1.047          1.047            85,631
                                                       2004      0.985          1.047            68,182
                                                       2003      1.000          0.985            33,347

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.227          1.209            75,579
                                                       2005      1.211          1.227            79,629
                                                       2004      1.216          1.211            83,046
                                                       2003      1.000          1.216            23,585

  DWSII Templeton Foreign Value Subaccount (Class B)
  (1/05).............................................  2006      1.131          1.355                --
                                                       2005      1.053          1.131            11,024

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.437          1.498            43,105
                                                       2005      1.317          1.437            40,718
                                                       2004      1.213          1.317            19,495
                                                       2003      1.000          1.213            12,043

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (4/06)...  2006      1.003          1.069           222,270

                         SEPARATE ACCOUNT CHARGES 1.95%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (7/03)...............  2006      1.481          1.822           150,146
                                                       2005      1.292          1.481           142,663
                                                       2004      1.066          1.292           148,928
                                                       2003      1.000          1.066            53,333

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (6/03).............................................  2006      1.152          1.158                --
                                                       2005      1.086          1.152           612,807
                                                       2004      1.062          1.086           559,310
                                                       2003      1.000          1.062           167,125

  Alger American Leveraged AllCap Subaccount (Class
  S) (7/03)..........................................  2006      1.328          1.550           205,697
                                                       2005      1.186          1.328           199,364
                                                       2004      1.121          1.186           110,767
                                                       2003      1.000          1.121            74,427

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (7/03).............................................  2006      2.028          2.636           297,541
                                                       2005      1.616          2.028           368,943
                                                       2004      1.319          1.616           421,720
                                                       2003      1.000          1.319            18,331

  Credit Suisse Trust Global Small Cap Subaccount
  (6/03).............................................  2006      1.632          1.812            22,587
                                                       2005      1.433          1.632            24,671
                                                       2004      1.238          1.433            38,854
                                                       2003      1.000          1.238             5,549

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (6/03).............................................  2006      1.402          1.481           682,490
                                                       2005      1.313          1.402           729,614
                                                       2004      1.172          1.313           694,373
                                                       2003      1.000          1.172           131,415

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (9/03)............................  2006      1.185          1.267            83,374
                                                       2005      1.169          1.185            78,739
                                                       2004      1.125          1.169            19,508
                                                       2003      1.000          1.125            16,197

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.006          1.137           644,446
                                                       2005      1.000          1.006           740,293

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (6/03)...................................  2006      1.629          2.191           505,464
                                                       2005      1.492          1.629           583,509
                                                       2004      1.164          1.492           590,989
                                                       2003      1.000          1.164           182,436

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (6/05)..............  2006      0.995          1.018             7,265
                                                       2005      1.000          0.995             7,272

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.252          1.328         2,080,273
                                                       2005      1.176          1.252         1,360,520
                                                       2004      1.115          1.176           449,537
                                                       2003      1.000          1.115           150,768

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.752          2.094           343,427
                                                       2005      1.513          1.752           488,106
                                                       2004      1.253          1.513           325,876
                                                       2003      1.000          1.253           108,202

  DWSI Growth & Income Subaccount (Class B) (6/03)...  2006      1.259          1.399           710,974
                                                       2005      1.214          1.259           694,541
                                                       2004      1.128          1.214           416,167
                                                       2003      1.000          1.128            86,264

  DWSI Health Care Subaccount (Class B) (6/03).......  2006      1.274          1.322           362,637
                                                       2005      1.202          1.274           662,022
                                                       2004      1.123          1.202           503,382
                                                       2003      1.000          1.123            90,898

  DWSI International Subaccount (Class B) (7/03).....  2006      1.533          1.885           559,872
                                                       2005      1.350          1.533           399,274
                                                       2004      1.185          1.350           286,988
                                                       2003      1.000          1.185            61,166

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (7/03)..........................................  2006      1.206          1.260                --
                                                       2005      1.235          1.206           426,691
                                                       2004      1.130          1.235           364,212
                                                       2003      1.000          1.130           108,721

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.130          1.217           479,421
                                                       2005      1.109          1.130           548,394
                                                       2004      1.063          1.109           481,013
                                                       2003      1.000          1.063           209,473

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Blue Chip Subaccount (Class B) (6/03)........  2006      1.409          1.591           546,962
                                                       2005      1.310          1.409           560,368
                                                       2004      1.156          1.310           507,296
                                                       2003      1.000          1.156           179,561

  DWSII Conservative Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.083          1.156           804,176
                                                       2005      1.058          1.083           731,086
                                                       2004      1.003          1.058           390,438

  DWSII Core Fixed Income Subaccount (Class B)
  (6/03).............................................  2006      1.008          1.027         2,342,610
                                                       2005      1.009          1.008         2,295,140
                                                       2004      0.988          1.009         2,184,224
                                                       2003      1.000          0.988           674,796

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.355          1.520         2,180,057
                                                       2005      1.265          1.355         2,751,664
                                                       2004      1.158          1.265         2,297,752
                                                       2003      1.000          1.158           260,986

  DWSII Dreman High Return Equity Subaccount (Class
  B) (6/03)..........................................  2006      1.366          1.584         2,118,028
                                                       2005      1.296          1.366         1,809,831
                                                       2004      1.163          1.296         1,684,886
                                                       2003      1.000          1.163           316,633

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.650          2.016         1,025,927
                                                       2005      1.532          1.650         1,139,845
                                                       2004      1.245          1.532         1,130,155
                                                       2003      1.000          1.245           176,984

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.590          2.021           445,372
                                                       2005      1.323          1.590           526,889
                                                       2004      1.180          1.323           332,631
                                                       2003      1.000          1.180           119,232

  DWSII Government & Agency Securities Subaccount
  (Class B) (6/03)...................................  2006      1.012          1.029         1,448,514
                                                       2005      1.009          1.012         1,336,261
                                                       2004      0.995          1.009         1,284,864
                                                       2003      1.000          0.995           274,878

  DWSII Growth Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.139          1.258         2,973,410
                                                       2005      1.095          1.139         2,549,711
                                                       2004      1.016          1.095           398,549

  DWSII High Income Subaccount (Class B) (6/03)......  2006      1.217          1.314           865,253
                                                       2005      1.200          1.217           845,807
                                                       2004      1.092          1.200           907,089
                                                       2003      1.000          1.092           479,147

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Income Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.057          1.075                --
                                                       2005      1.041          1.057            68,722
                                                       2004      1.005          1.041            20,862

  DWSII Index 500 Subaccount (Class B) (7/03)........  2006      1.241          1.241                --
                                                       2005      1.221          1.241                --
                                                       2004      1.132          1.221           613,315
                                                       2003      1.000          1.132           140,494

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.563          1.917         1,464,092
                                                       2005      1.398          1.563         1,455,456
                                                       2004      1.210          1.398         1,464,599
                                                       2003      1.000          1.210           126,328

  DWSII Janus Growth & Income Subaccount (Class B)
  (8/03).............................................  2006      1.336          1.415           462,400
                                                       2005      1.220          1.336           473,256
                                                       2004      1.120          1.220           768,626
                                                       2003      1.000          1.120           142,474

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (7/03)..........................................  2006      1.283          1.266                --
                                                       2005      1.222          1.283            17,467
                                                       2004      1.110          1.222            24,070
                                                       2003      1.000          1.110             9,683

  DWSII Large Cap Core Subaccount (Class B) (2/05)...  2006      1.148          1.270                --
                                                       2005      1.036          1.148            25,852

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.245          1.404           601,048
                                                       2005      1.250          1.245           714,418
                                                       2004      1.163          1.250           741,558
                                                       2003      1.000          1.163           368,171

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (8/03)...................................  2006      1.426          1.570                --
                                                       2005      1.284          1.426            85,296
                                                       2004      1.175          1.284            96,133
                                                       2003      1.000          1.175            70,396

  DWSII MFS Strategic Value Subaccount (Class B)
  (8/03).............................................  2006      1.259          1.294                --
                                                       2005      1.292          1.259           395,531
                                                       2004      1.122          1.292           407,491
                                                       2003      1.000          1.122           258,964

  DWSII Mid Cap Growth Subaccount (Class B) (8/03)...  2006      1.331          1.443           171,395
                                                       2005      1.183          1.331           163,709
                                                       2004      1.165          1.183            55,306
                                                       2003      1.000          1.165            32,701

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Moderate Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.109          1.206         2,728,693
                                                       2005      1.076          1.109         2,723,765
                                                       2004      1.000          1.076           612,565

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.981          1.002         1,553,566
                                                       2005      0.976          0.981           267,770
                                                       2004      0.990          0.976         1,506,747
                                                       2003      1.000          0.990         1,156,653

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.106          1.127                --
                                                       2005      1.181          1.106           709,287
                                                       2004      1.194          1.181           735,050
                                                       2003      1.000          1.194           105,875

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.285          1.321           896,614
                                                       2005      1.228          1.285           961,879
                                                       2004      1.133          1.228           864,771
                                                       2003      1.000          1.133            92,023

  DWSII Strategic Income Subaccount (Class B)
  (6/03).............................................  2006      1.045          1.115         1,044,225
                                                       2005      1.046          1.045           991,587
                                                       2004      0.985          1.046           994,550
                                                       2003      1.000          0.985           149,071

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.225          1.207           161,619
                                                       2005      1.210          1.225           418,027
                                                       2004      1.216          1.210           360,344
                                                       2003      1.000          1.216           154,677

  DWSII Templeton Foreign Value Subaccount (Class B)
  (1/05).............................................  2006      1.130          1.354                --
                                                       2005      1.053          1.130            89,993

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.436          1.495           188,184
                                                       2005      1.316          1.436           256,426
                                                       2004      1.213          1.316           313,801
                                                       2003      1.000          1.213            56,446

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (4/06)...  2006      1.003          1.069           745,253

                         SEPARATE ACCOUNT CHARGES 2.00%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (7/03)...............  2006      1.479          1.819              --
                                                       2005      1.291          1.479              --
                                                       2004      1.066          1.291              --
                                                       2003      1.000          1.066              --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (6/03).............................................  2006      1.151          1.156              --
                                                       2005      1.086          1.151              --
                                                       2004      1.062          1.086              --
                                                       2003      1.000          1.062              --

  Alger American Leveraged AllCap Subaccount (Class
  S) (7/03)..........................................  2006      1.326          1.547              --
                                                       2005      1.185          1.326              --
                                                       2004      1.121          1.185              --
                                                       2003      1.000          1.121              --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (7/03).............................................  2006      2.025          2.631              --
                                                       2005      1.615          2.025              --
                                                       2004      1.319          1.615              --
                                                       2003      1.000          1.319              --

  Credit Suisse Trust Global Small Cap Subaccount
  (6/03).............................................  2006      1.630          1.808              --
                                                       2005      1.431          1.630              --
                                                       2004      1.238          1.431           3,652
                                                       2003      1.000          1.238              --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (6/03).............................................  2006      1.401          1.478              --
                                                       2005      1.312          1.401              --
                                                       2004      1.171          1.312           3,916
                                                       2003      1.000          1.171              --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (9/03)............................  2006      1.184          1.264              --
                                                       2005      1.168          1.184              --
                                                       2004      1.125          1.168              --
                                                       2003      1.000          1.125              --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.006          1.136              --
                                                       2005      1.000          1.006              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (6/03)...................................  2006      1.627          2.187           1,822
                                                       2005      1.491          1.627           1,828
                                                       2004      1.164          1.491           5,292
                                                       2003      1.000          1.164              --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (6/05)..............  2006      0.995          1.017              --
                                                       2005      1.000          0.995              --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.250          1.326              --
                                                       2005      1.175          1.250              --
                                                       2004      1.115          1.175              --
                                                       2003      1.000          1.115              --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.750          2.091              --
                                                       2005      1.512          1.750              --
                                                       2004      1.253          1.512           3,462
                                                       2003      1.000          1.253              --

  DWSI Growth & Income Subaccount (Class B) (6/03)...  2006      1.257          1.396              --
                                                       2005      1.213          1.257              --
                                                       2004      1.127          1.213           4,220
                                                       2003      1.000          1.127              --

  DWSI Health Care Subaccount (Class B) (6/03).......  2006      1.272          1.319              --
                                                       2005      1.201          1.272              --
                                                       2004      1.123          1.201              --
                                                       2003      1.000          1.123              --

  DWSI International Subaccount (Class B) (7/03).....  2006      1.531          1.882              --
                                                       2005      1.349          1.531              --
                                                       2004      1.184          1.349              --
                                                       2003      1.000          1.184              --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (7/03)..........................................  2006      1.204          1.258              --
                                                       2005      1.234          1.204              --
                                                       2004      1.129          1.234              --
                                                       2003      1.000          1.129              --

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.129          1.215              --
                                                       2005      1.108          1.129              --
                                                       2004      1.063          1.108              --
                                                       2003      1.000          1.063              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Blue Chip Subaccount (Class B) (6/03)........  2006      1.407          1.589              --
                                                       2005      1.309          1.407              --
                                                       2004      1.155          1.309              --
                                                       2003      1.000          1.155              --

  DWSII Conservative Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.083          1.155              --
                                                       2005      1.058          1.083              --
                                                       2004      1.003          1.058              --

  DWSII Core Fixed Income Subaccount (Class B)
  (6/03).............................................  2006      1.007          1.025              --
                                                       2005      1.008          1.007              --
                                                       2004      0.988          1.008              --
                                                       2003      1.000          0.988              --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.354          1.517              --
                                                       2005      1.264          1.354              --
                                                       2004      1.158          1.264              --
                                                       2003      1.000          1.158              --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (6/03)..........................................  2006      1.364          1.581           2,111
                                                       2005      1.295          1.364           2,118
                                                       2004      1.162          1.295           6,124
                                                       2003      1.000          1.162              --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.647          2.012           1,781
                                                       2005      1.531          1.647           1,787
                                                       2004      1.244          1.531           5,165
                                                       2003      1.000          1.244              --

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.588          2.018              --
                                                       2005      1.322          1.588              --
                                                       2004      1.180          1.322              --
                                                       2003      1.000          1.180              --

  DWSII Government & Agency Securities Subaccount
  (Class B) (6/03)...................................  2006      1.010          1.028              --
                                                       2005      1.008          1.010              --
                                                       2004      0.995          1.008           5,032
                                                       2003      1.000          0.995              --

  DWSII Growth Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.138          1.256              --
                                                       2005      1.095          1.138              --
                                                       2004      1.016          1.095              --

  DWSII High Income Subaccount (Class B) (6/03)......  2006      1.215          1.312              --
                                                       2005      1.199          1.215              --
                                                       2004      1.091          1.199           4,259
                                                       2003      1.000          1.091              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Income Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.057          1.074              --
                                                       2005      1.041          1.057              --
                                                       2004      1.005          1.041              --

  DWSII Index 500 Subaccount (Class B) (7/03)........  2006      1.239          1.239              --
                                                       2005      1.220          1.239              --
                                                       2004      1.132          1.220              --
                                                       2003      1.000          1.132              --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.561          1.913              --
                                                       2005      1.397          1.561              --
                                                       2004      1.209          1.397              --
                                                       2003      1.000          1.209              --

  DWSII Janus Growth & Income Subaccount (Class B)
  (8/03).............................................  2006      1.335          1.413              --
                                                       2005      1.219          1.335              --
                                                       2004      1.119          1.219              --
                                                       2003      1.000          1.119              --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (7/03)..........................................  2006      1.282          1.264              --
                                                       2005      1.221          1.282              --
                                                       2004      1.110          1.221              --
                                                       2003      1.000          1.110              --

  DWSII Large Cap Core Subaccount (Class B) (2/05)...  2006      1.147          1.268              --
                                                       2005      1.036          1.147              --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.244          1.402           2,157
                                                       2005      1.249          1.244           2,164
                                                       2004      1.162          1.249           2,170
                                                       2003      1.000          1.162              --

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (8/03)...................................  2006      1.425          1.567              --
                                                       2005      1.283          1.425              --
                                                       2004      1.175          1.283              --
                                                       2003      1.000          1.175              --

  DWSII MFS Strategic Value Subaccount (Class B)
  (8/03).............................................  2006      1.258          1.292              --
                                                       2005      1.291          1.258              --
                                                       2004      1.122          1.291              --
                                                       2003      1.000          1.122              --

  DWSII Mid Cap Growth Subaccount (Class B) (8/03)...  2006      1.329          1.440              --
                                                       2005      1.183          1.329              --
                                                       2004      1.164          1.183              --
                                                       2003      1.000          1.164              --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Moderate Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.108          1.205              --
                                                       2005      1.076          1.108              --
                                                       2004      1.000          1.076              --

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.979          1.001              --
                                                       2005      0.975          0.979              --
                                                       2004      0.990          0.975              --
                                                       2003      1.000          0.990              --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.105          1.125              --
                                                       2005      1.180          1.105              --
                                                       2004      1.193          1.180              --
                                                       2003      1.000          1.193              --

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.284          1.319              --
                                                       2005      1.227          1.284              --
                                                       2004      1.132          1.227              --
                                                       2003      1.000          1.132              --

  DWSII Strategic Income Subaccount (Class B)
  (6/03).............................................  2006      1.044          1.113              --
                                                       2005      1.045          1.044              --
                                                       2004      0.985          1.045              --
                                                       2003      1.000          0.985              --

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.224          1.205              --
                                                       2005      1.209          1.224              --
                                                       2004      1.215          1.209              --
                                                       2003      1.000          1.215              --

  DWSII Templeton Foreign Value Subaccount (Class B)
  (1/05).............................................  2006      1.130          1.352              --
                                                       2005      1.053          1.130              --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.434          1.493              --
                                                       2005      1.315          1.434              --
                                                       2004      1.212          1.315              --
                                                       2003      1.000          1.212              --

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (4/06)...  2006      1.003          1.068              --

                         SEPARATE ACCOUNT CHARGES 2.05%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (7/03)...............  2006      1.395          1.714           25,270
                                                       2005      1.218          1.395           18,893
                                                       2004      1.000          1.218               --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (6/03).............................................  2006      1.104          1.109               --
                                                       2005      1.042          1.104           38,699
                                                       2004      1.000          1.042               --

  Alger American Leveraged AllCap Subaccount (Class
  S) (7/03)..........................................  2006      1.178          1.373               --
                                                       2005      1.053          1.178               --
                                                       2004      1.000          1.053               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (7/03).............................................  2006      1.615          2.097          481,555
                                                       2005      1.289          1.615          221,923
                                                       2004      1.000          1.289               --

  Credit Suisse Trust Global Small Cap Subaccount
  (6/03).............................................  2006      1.279          1.419           20,839
                                                       2005      1.124          1.279               --
                                                       2004      1.000          1.124               --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (6/03).............................................  2006      1.206          1.272           43,830
                                                       2005      1.130          1.206           10,655
                                                       2004      1.000          1.130               --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (9/03)............................  2006      1.043          1.113               --
                                                       2005      1.030          1.043               --
                                                       2004      1.000          1.030               --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.006          1.135               --
                                                       2005      1.000          1.006               --

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (6/03)...................................  2006      1.399          1.880          180,063
                                                       2005      1.283          1.399          146,758
                                                       2004      1.000          1.283               --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (6/05)..............  2006      0.995          1.017           10,440
                                                       2005      1.000          0.995            9,502

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.106          1.172          114,763
                                                       2005      1.040          1.106           38,133
                                                       2004      1.000          1.040               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.368          1.634           47,672
                                                       2005      1.183          1.368           14,445
                                                       2004      1.000          1.183               --

  DWSI Growth & Income Subaccount (Class B) (6/03)...  2006      1.106          1.227          121,309
                                                       2005      1.067          1.106           61,454
                                                       2004      1.000          1.067               --

  DWSI Health Care Subaccount (Class B) (6/03).......  2006      1.108          1.149           47,870
                                                       2005      1.047          1.108           14,394
                                                       2004      1.000          1.047               --

  DWSI International Subaccount (Class B) (7/03).....  2006      1.311          1.611           64,023
                                                       2005      1.156          1.311           42,124
                                                       2004      1.000          1.156               --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (7/03)..........................................  2006      1.066          1.113               --
                                                       2005      1.093          1.066               --
                                                       2004      1.000          1.093               --

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.061          1.142               --
                                                       2005      1.043          1.061               --
                                                       2004      1.000          1.043               --

  DWSII Blue Chip Subaccount (Class B) (6/03)........  2006      1.177          1.328           35,688
                                                       2005      1.095          1.177           22,479
                                                       2004      1.000          1.095               --

  DWSII Conservative Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.082          1.153          508,264
                                                       2005      1.058          1.082          185,819
                                                       2004      1.002          1.058               --

  DWSII Core Fixed Income Subaccount (Class B)
  (6/03).............................................  2006      1.041          1.060          366,114
                                                       2005      1.043          1.041          276,394
                                                       2004      1.000          1.043               --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.147          1.285          129,823
                                                       2005      1.072          1.147          118,958
                                                       2004      1.000          1.072               --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (6/03)..........................................  2006      1.184          1.372          530,450
                                                       2005      1.124          1.184          437,075
                                                       2004      1.000          1.124               --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.279          1.561           87,157
                                                       2005      1.189          1.279           51,434
                                                       2004      1.000          1.189               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.393          1.769          105,545
                                                       2005      1.160          1.393           94,898
                                                       2004      1.000          1.160               --

  DWSII Government & Agency Securities Subaccount
  (Class B) (6/03)...................................  2006      1.037          1.054           11,243
                                                       2005      1.035          1.037            7,222
                                                       2004      1.000          1.035               --

  DWSII Growth Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.137          1.255          877,715
                                                       2005      1.095          1.137          922,473
                                                       2004      1.016          1.095               --

  DWSII High Income Subaccount (Class B) (6/03)......  2006      1.118          1.206           36,174
                                                       2005      1.103          1.118           35,279
                                                       2004      1.000          1.103               --

  DWSII Income Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.056          1.073               --
                                                       2005      1.041          1.056          109,542
                                                       2004      1.005          1.041               --

  DWSII Index 500 Subaccount (Class B) (7/03)........  2006      1.088          1.088               --
                                                       2005      1.071          1.088               --
                                                       2004      1.000          1.071               --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.304          1.598          319,566
                                                       2005      1.168          1.304          139,844
                                                       2004      1.000          1.168               --

  DWSII Janus Growth & Income Subaccount (Class B)
  (8/03).............................................  2006      1.202          1.272            4,293
                                                       2005      1.098          1.202            2,279
                                                       2004      1.000          1.098               --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (7/03)..........................................  2006      1.143          1.127               --
                                                       2005      1.089          1.143            2,485
                                                       2004      1.000          1.089               --

  DWSII Large Cap Core Subaccount (Class B) (2/05)...  2006      1.147          1.267               --
                                                       2005      1.028          1.147               --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.067          1.201           60,484
                                                       2005      1.072          1.067           24,616
                                                       2004      1.000          1.072               --

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (8/03)...................................  2006      1.211          1.331               --
                                                       2005      1.091          1.211           17,789
                                                       2004      1.000          1.091               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII MFS Strategic Value Subaccount (Class B)
  (8/03).............................................  2006      1.105          1.135               --
                                                       2005      1.135          1.105               --
                                                       2004      1.000          1.135               --

  DWSII Mid Cap Growth Subaccount (Class B) (8/03)...  2006      1.198          1.297               --
                                                       2005      1.066          1.198               --
                                                       2004      1.000          1.066               --

  DWSII Moderate Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.107          1.203          761,069
                                                       2005      1.076          1.107          852,381
                                                       2004      1.000          1.076               --

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.996          1.017               --
                                                       2005      0.993          0.996            9,985
                                                       2004      1.000          0.993               --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      0.970          0.988               --
                                                       2005      1.037          0.970              839
                                                       2004      1.000          1.037               --

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.130          1.160          101,697
                                                       2005      1.081          1.130           29,252
                                                       2004      1.000          1.081               --

  DWSII Strategic Income Subaccount (Class B)
  (6/03).............................................  2006      1.100          1.173           22,382
                                                       2005      1.102          1.100           21,453
                                                       2004      1.000          1.102               --

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.051          1.034           20,465
                                                       2005      1.039          1.051           10,338
                                                       2004      1.000          1.039               --

  DWSII Templeton Foreign Value Subaccount (Class B)
  (1/05).............................................  2006      1.129          1.351               --
                                                       2005      1.029          1.129           10,799

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.207          1.257           11,080
                                                       2005      1.108          1.207            3,154
                                                       2004      1.000          1.108               --

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (4/06)...  2006      1.003          1.068           42,799

                         SEPARATE ACCOUNT CHARGES 2.10%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (7/03)...............  2006      1.475          1.812           406,819
                                                       2005      1.289          1.475           238,093
                                                       2004      1.065          1.289            76,515
                                                       2003      1.000          1.065            16,070

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (6/03).............................................  2006      1.148          1.153                --
                                                       2005      1.084          1.148           921,463
                                                       2004      1.061          1.084           645,491
                                                       2003      1.000          1.061           282,635

  Alger American Leveraged AllCap Subaccount (Class
  S) (7/03)..........................................  2006      1.323          1.541           395,761
                                                       2005      1.184          1.323           412,188
                                                       2004      1.120          1.184           409,576
                                                       2003      1.000          1.120            67,173

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (7/03).............................................  2006      2.020          2.622           647,784
                                                       2005      1.613          2.020           448,218
                                                       2004      1.318          1.613           295,175
                                                       2003      1.000          1.318            13,332

  Credit Suisse Trust Global Small Cap Subaccount
  (6/03).............................................  2006      1.626          1.802           392,340
                                                       2005      1.429          1.626           106,990
                                                       2004      1.237          1.429           118,337
                                                       2003      1.000          1.237            15,860

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (6/03).............................................  2006      1.397          1.473         1,446,219
                                                       2005      1.310          1.397         1,517,012
                                                       2004      1.171          1.310         1,266,987
                                                       2003      1.000          1.171           308,034

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (9/03)............................  2006      1.181          1.260            29,029
                                                       2005      1.167          1.181            28,927
                                                       2004      1.125          1.167            29,094
                                                       2003      1.000          1.125             1,411

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.006          1.134           502,429
                                                       2005      1.000          1.006           679,521

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (6/03)...................................  2006      1.623          2.179           678,274
                                                       2005      1.489          1.623           727,865
                                                       2004      1.163          1.489           545,672
                                                       2003      1.000          1.163           136,376

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (6/05)..............  2006      0.994          1.016            10,050
                                                       2005      1.000          0.994                --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.247          1.321         1,428,246
                                                       2005      1.173          1.247           986,543
                                                       2004      1.114          1.173           371,652
                                                       2003      1.000          1.114            69,391

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.745          2.083           400,541
                                                       2005      1.510          1.745           398,528
                                                       2004      1.252          1.510           243,413
                                                       2003      1.000          1.252            54,139

  DWSI Growth & Income Subaccount (Class B) (6/03)...  2006      1.254          1.391         1,138,786
                                                       2005      1.211          1.254           376,627
                                                       2004      1.127          1.211           192,731
                                                       2003      1.000          1.127           127,354

  DWSI Health Care Subaccount (Class B) (6/03).......  2006      1.269          1.315           384,663
                                                       2005      1.199          1.269           418,016
                                                       2004      1.122          1.199           359,518
                                                       2003      1.000          1.122           216,037

  DWSI International Subaccount (Class B) (7/03).....  2006      1.527          1.875           611,689
                                                       2005      1.347          1.527           470,483
                                                       2004      1.184          1.347           349,284
                                                       2003      1.000          1.184            84,362

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (7/03)..........................................  2006      1.201          1.254                --
                                                       2005      1.232          1.201           225,469
                                                       2004      1.129          1.232           219,303
                                                       2003      1.000          1.129            76,842

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.126          1.211           498,133
                                                       2005      1.106          1.126           854,380
                                                       2004      1.062          1.106           668,120
                                                       2003      1.000          1.062            39,426

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Blue Chip Subaccount (Class B) (6/03)........  2006      1.403          1.583           871,847
                                                       2005      1.307          1.403           739,492
                                                       2004      1.155          1.307           553,581
                                                       2003      1.000          1.155           125,558

  DWSII Conservative Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.081          1.152           528,734
                                                       2005      1.058          1.081           484,955
                                                       2004      1.002          1.058           334,912

  DWSII Core Fixed Income Subaccount (Class B)
  (6/03).............................................  2006      1.004          1.021         1,264,867
                                                       2005      1.007          1.004         1,253,613
                                                       2004      0.987          1.007         1,076,891
                                                       2003      1.000          0.987           313,717

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.350          1.512         1,764,047
                                                       2005      1.262          1.350         1,873,369
                                                       2004      1.157          1.262         1,248,230
                                                       2003      1.000          1.157           301,678

  DWSII Dreman High Return Equity Subaccount (Class
  B) (6/03)..........................................  2006      1.361          1.575         1,930,998
                                                       2005      1.292          1.361         1,616,017
                                                       2004      1.162          1.292         1,083,106
                                                       2003      1.000          1.162           251,777

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.643          2.005         1,223,489
                                                       2005      1.528          1.643         1,247,630
                                                       2004      1.244          1.528           990,769
                                                       2003      1.000          1.244           151,438

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.584          2.011           628,119
                                                       2005      1.320          1.584           401,338
                                                       2004      1.179          1.320           321,204
                                                       2003      1.000          1.179            34,683

  DWSII Government & Agency Securities Subaccount
  (Class B) (6/03)...................................  2006      1.008          1.024           570,497
                                                       2005      1.007          1.008           698,669
                                                       2004      0.995          1.007           547,773
                                                       2003      1.000          0.995            96,666

  DWSII Growth Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.136          1.254         1,782,897
                                                       2005      1.094          1.136         1,724,960
                                                       2004      1.016          1.094           243,797

  DWSII High Income Subaccount (Class B) (6/03)......  2006      1.212          1.307           716,336
                                                       2005      1.197          1.212           767,489
                                                       2004      1.091          1.197           688,959
                                                       2003      1.000          1.091           180,469

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Income Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.055          1.071                --
                                                       2005      1.041          1.055            30,850
                                                       2004      1.005          1.041            33,601

  DWSII Index 500 Subaccount (Class B) (7/03)........  2006      1.236          1.236                --
                                                       2005      1.218          1.236                --
                                                       2004      1.131          1.218           304,755
                                                       2003      1.000          1.131           126,821

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.557          1.907           899,859
                                                       2005      1.395          1.557           923,259
                                                       2004      1.209          1.395           779,057
                                                       2003      1.000          1.209           161,245

  DWSII Janus Growth & Income Subaccount (Class B)
  (8/03).............................................  2006      1.331          1.408           223,704
                                                       2005      1.217          1.331           221,884
                                                       2004      1.119          1.217           193,972
                                                       2003      1.000          1.119           136,720

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (7/03)..........................................  2006      1.279          1.260                --
                                                       2005      1.219          1.279            52,442
                                                       2004      1.109          1.219            50,876
                                                       2003      1.000          1.109            23,775

  DWSII Large Cap Core Subaccount (Class B) (2/05)...  2006      1.146          1.266                --
                                                       2005      1.036          1.146           444,753

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.241          1.397           648,784
                                                       2005      1.247          1.241           486,988
                                                       2004      1.162          1.247           433,661
                                                       2003      1.000          1.162           214,043

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (8/03)...................................  2006      1.421          1.562                --
                                                       2005      1.281          1.421            82,437
                                                       2004      1.174          1.281            94,906
                                                       2003      1.000          1.174            11,405

  DWSII MFS Strategic Value Subaccount (Class B)
  (8/03).............................................  2006      1.254          1.288                --
                                                       2005      1.289          1.254           152,640
                                                       2004      1.121          1.289           168,373
                                                       2003      1.000          1.121            96,715

  DWSII Mid Cap Growth Subaccount (Class B) (8/03)...  2006      1.326          1.435           352,060
                                                       2005      1.181          1.326           110,987
                                                       2004      1.164          1.181           123,265
                                                       2003      1.000          1.164           145,453

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Moderate Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.106          1.202         3,166,317
                                                       2005      1.076          1.106         3,230,126
                                                       2004      1.000          1.076         1,327,148

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.977          0.997           205,597
                                                       2005      0.974          0.977         2,489,167
                                                       2004      0.989          0.974            18,161
                                                       2003      1.000          0.989                --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.102          1.121                --
                                                       2005      1.178          1.102           277,084
                                                       2004      1.193          1.178           341,000
                                                       2003      1.000          1.193            64,331

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.280          1.314           685,059
                                                       2005      1.225          1.280           668,904
                                                       2004      1.132          1.225           354,560
                                                       2003      1.000          1.132           157,706

  DWSII Strategic Income Subaccount (Class B)
  (6/03).............................................  2006      1.041          1.109           862,248
                                                       2005      1.043          1.041           913,756
                                                       2004      0.984          1.043           630,190
                                                       2003      1.000          0.984           167,822

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.221          1.200           228,758
                                                       2005      1.207          1.221           246,776
                                                       2004      1.215          1.207           220,347
                                                       2003      1.000          1.215           137,222

  DWSII Templeton Foreign Value Subaccount (Class B)
  (1/05).............................................  2006      1.128          1.350                --
                                                       2005      1.053          1.128           261,824

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.430          1.487           525,239
                                                       2005      1.313          1.430           458,186
                                                       2004      1.212          1.313           468,001
                                                       2003      1.000          1.212           111,862

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (4/06)...  2006      1.003          1.068         1,101,648

                         SEPARATE ACCOUNT CHARGES 2.15%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (7/03)...............  2006      1.473          1.809           36,298
                                                       2005      1.288          1.473           27,874
                                                       2004      1.065          1.288              707
                                                       2003      1.000          1.065              746

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (6/03).............................................  2006      1.146          1.151               --
                                                       2005      1.083          1.146               --
                                                       2004      1.061          1.083               --
                                                       2003      1.000          1.061               --

  Alger American Leveraged AllCap Subaccount (Class
  S) (7/03)..........................................  2006      1.321          1.539               --
                                                       2005      1.183          1.321               --
                                                       2004      1.120          1.183               --
                                                       2003      1.000          1.120               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (7/03).............................................  2006      2.018          2.617            8,765
                                                       2005      1.611          2.018            8,920
                                                       2004      1.318          1.611            3,605
                                                       2003      1.000          1.318            3,791

  Credit Suisse Trust Global Small Cap Subaccount
  (6/03).............................................  2006      1.624          1.799               --
                                                       2005      1.428          1.624               --
                                                       2004      1.237          1.428               --
                                                       2003      1.000          1.237               --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (6/03).............................................  2006      1.395          1.470           24,914
                                                       2005      1.309          1.395           25,487
                                                       2004      1.170          1.309           15,645
                                                       2003      1.000          1.170           11,925

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (9/03)............................  2006      1.179          1.258               --
                                                       2005      1.166          1.179               --
                                                       2004      1.124          1.166               --
                                                       2003      1.000          1.124               --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.005          1.134           44,072
                                                       2005      1.000          1.005           31,648

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (6/03)...................................  2006      1.621          2.175           27,836
                                                       2005      1.487          1.621           20,246
                                                       2004      1.163          1.487               --
                                                       2003      1.000          1.163               --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (6/05)..............  2006      0.994          1.015               --
                                                       2005      1.000          0.994               --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.245          1.318            8,238
                                                       2005      1.173          1.245            1,382
                                                       2004      1.114          1.173            1,386
                                                       2003      1.000          1.114            1,399

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.743          2.080           13,053
                                                       2005      1.508          1.743           13,094
                                                       2004      1.252          1.508              600
                                                       2003      1.000          1.252               --

  DWSI Growth & Income Subaccount (Class B) (6/03)...  2006      1.252          1.389           15,688
                                                       2005      1.210          1.252            7,233
                                                       2004      1.126          1.210            1,374
                                                       2003      1.000          1.126            1,404

  DWSI Health Care Subaccount (Class B) (6/03).......  2006      1.268          1.312            6,457
                                                       2005      1.198          1.268            6,457
                                                       2004      1.122          1.198               --
                                                       2003      1.000          1.122               --

  DWSI International Subaccount (Class B) (7/03).....  2006      1.525          1.872           15,872
                                                       2005      1.346          1.525            9,297
                                                       2004      1.183          1.346            9,760
                                                       2003      1.000          1.183           10,263

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (7/03)..........................................  2006      1.200          1.252               --
                                                       2005      1.231          1.200            6,626
                                                       2004      1.128          1.231            1,366
                                                       2003      1.000          1.128            1,412

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.124          1.209               --
                                                       2005      1.106          1.124               --
                                                       2004      1.062          1.106               --
                                                       2003      1.000          1.062               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Blue Chip Subaccount (Class B) (6/03)........  2006      1.402          1.580           56,951
                                                       2005      1.306          1.402           58,860
                                                       2004      1.154          1.306           44,567
                                                       2003      1.000          1.154           46,867

  DWSII Conservative Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.080          1.151               --
                                                       2005      1.057          1.080               --
                                                       2004      1.002          1.057               --

  DWSII Core Fixed Income Subaccount (Class B)
  (6/03).............................................  2006      1.003          1.020           14,843
                                                       2005      1.006          1.003           14,558
                                                       2004      0.987          1.006            4,118
                                                       2003      1.000          0.987            1,471

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.348          1.509            7,697
                                                       2005      1.261          1.348            7,697
                                                       2004      1.157          1.261               --
                                                       2003      1.000          1.157               --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (6/03)..........................................  2006      1.359          1.572           51,049
                                                       2005      1.291          1.359           15,289
                                                       2004      1.161          1.291               --
                                                       2003      1.000          1.161               --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.641          2.001           15,100
                                                       2005      1.527          1.641           15,482
                                                       2004      1.243          1.527            9,804
                                                       2003      1.000          1.243            5,444

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.582          2.007               --
                                                       2005      1.319          1.582               --
                                                       2004      1.179          1.319               --
                                                       2003      1.000          1.179               --

  DWSII Government & Agency Securities Subaccount
  (Class B) (6/03)...................................  2006      1.007          1.022            7,580
                                                       2005      1.006          1.007            7,112
                                                       2004      0.994          1.006            6,664
                                                       2003      1.000          0.994            1,451

  DWSII Growth Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.135          1.252               --
                                                       2005      1.094          1.135               --
                                                       2004      1.016          1.094               --

  DWSII High Income Subaccount (Class B) (6/03)......  2006      1.211          1.305           38,545
                                                       2005      1.196          1.211           27,727
                                                       2004      1.090          1.196            2,298
                                                       2003      1.000          1.090               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Income Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.054          1.070               --
                                                       2005      1.041          1.054               --
                                                       2004      1.005          1.041               --

  DWSII Index 500 Subaccount (Class B) (7/03)........  2006      1.235          1.235               --
                                                       2005      1.217          1.235               --
                                                       2004      1.131          1.217               --
                                                       2003      1.000          1.131               --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.555          1.903            6,103
                                                       2005      1.393          1.555            6,558
                                                       2004      1.208          1.393            6,789
                                                       2003      1.000          1.208               --

  DWSII Janus Growth & Income Subaccount (Class B)
  (8/03).............................................  2006      1.329          1.405           10,040
                                                       2005      1.216          1.329           10,511
                                                       2004      1.118          1.216           10,376
                                                       2003      1.000          1.118               --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (7/03)..........................................  2006      1.277          1.257               --
                                                       2005      1.218          1.277               --
                                                       2004      1.109          1.218               --
                                                       2003      1.000          1.109               --

  DWSII Large Cap Core Subaccount (Class B) (2/05)...  2006      1.145          1.264               --
                                                       2005      1.036          1.145            9,127

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.239          1.394           44,693
                                                       2005      1.246          1.239           45,703
                                                       2004      1.161          1.246           47,296
                                                       2003      1.000          1.161           39,551

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (8/03)...................................  2006      1.419          1.559               --
                                                       2005      1.280          1.419            5,819
                                                       2004      1.174          1.280               --
                                                       2003      1.000          1.174               --

  DWSII MFS Strategic Value Subaccount (Class B)
  (8/03).............................................  2006      1.253          1.286               --
                                                       2005      1.288          1.253           24,492
                                                       2004      1.121          1.288               --
                                                       2003      1.000          1.121               --

  DWSII Mid Cap Growth Subaccount (Class B) (8/03)...  2006      1.324          1.432              655
                                                       2005      1.180          1.324              652
                                                       2004      1.163          1.180              713
                                                       2003      1.000          1.163              683

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Moderate Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.106          1.201               --
                                                       2005      1.075          1.106               --
                                                       2004      1.000          1.075               --

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.976          0.995            7,819
                                                       2005      0.973          0.976            8,151
                                                       2004      0.989          0.973            8,439
                                                       2003      1.000          0.989            8,760

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.100          1.119               --
                                                       2005      1.177          1.100               --
                                                       2004      1.192          1.177               --
                                                       2003      1.000          1.192               --

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.279          1.312           17,242
                                                       2005      1.224          1.279           17,631
                                                       2004      1.131          1.224           10,819
                                                       2003      1.000          1.131           11,377

  DWSII Strategic Income Subaccount (Class B)
  (6/03).............................................  2006      1.040          1.107           19,965
                                                       2005      1.043          1.040           20,442
                                                       2004      0.984          1.043           11,148
                                                       2003      1.000          0.984           11,724

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.219          1.198              803
                                                       2005      1.206          1.219              718
                                                       2004      1.214          1.206              693
                                                       2003      1.000          1.214              686

  DWSII Templeton Foreign Value Subaccount (Class B)
  (1/05).............................................  2006      1.128          1.348               --
                                                       2005      1.053          1.128            9,475

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.428          1.485           12,192
                                                       2005      1.312          1.428           12,220
                                                       2004      1.211          1.312              667
                                                       2003      1.000          1.211              679

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (4/06)...  2006      1.003          1.067               --

                         SEPARATE ACCOUNT CHARGES 2.20%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (7/03)...............  2006      1.471          1.806           42,429
                                                       2005      1.287          1.471           42,909
                                                       2004      1.065          1.287               --
                                                       2003      1.000          1.065               --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (6/03).............................................  2006      1.145          1.149               --
                                                       2005      1.082          1.145               --
                                                       2004      1.061          1.082               --
                                                       2003      1.000          1.061               --

  Alger American Leveraged AllCap Subaccount (Class
  S) (7/03)..........................................  2006      1.320          1.536           46,966
                                                       2005      1.182          1.320           46,973
                                                       2004      1.119          1.182               --
                                                       2003      1.000          1.119               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (7/03).............................................  2006      2.015          2.612           19,090
                                                       2005      1.610          2.015           19,223
                                                       2004      1.317          1.610               --
                                                       2003      1.000          1.317               --

  Credit Suisse Trust Global Small Cap Subaccount
  (6/03).............................................  2006      1.621          1.796            1,550
                                                       2005      1.427          1.621            1,492
                                                       2004      1.236          1.427               --
                                                       2003      1.000          1.236               --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (6/03).............................................  2006      1.393          1.468           79,471
                                                       2005      1.307          1.393           68,086
                                                       2004      1.170          1.307               --
                                                       2003      1.000          1.170               --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (9/03)............................  2006      1.178          1.255               --
                                                       2005      1.165          1.178               --
                                                       2004      1.124          1.165               --
                                                       2003      1.000          1.124               --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.005          1.133               --
                                                       2005      1.000          1.005               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (6/03)...................................  2006      1.619          2.171           70,351
                                                       2005      1.486          1.619           62,256
                                                       2004      1.162          1.486               --
                                                       2003      1.000          1.162               --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (6/05)..............  2006      0.994          1.014               --
                                                       2005      1.000          0.994               --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.244          1.316          103,620
                                                       2005      1.172          1.244           89,129
                                                       2004      1.114          1.172               --
                                                       2003      1.000          1.114               --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.741          2.076           92,208
                                                       2005      1.507          1.741           79,355
                                                       2004      1.251          1.507               --
                                                       2003      1.000          1.251               --

  DWSI Growth & Income Subaccount (Class B) (6/03)...  2006      1.251          1.386          100,335
                                                       2005      1.209          1.251           10,444
                                                       2004      1.126          1.209               --
                                                       2003      1.000          1.126               --

  DWSI Health Care Subaccount (Class B) (6/03).......  2006      1.266          1.310            2,154
                                                       2005      1.198          1.266            2,156
                                                       2004      1.121          1.198               --
                                                       2003      1.000          1.121               --

  DWSI International Subaccount (Class B) (7/03).....  2006      1.523          1.869          122,799
                                                       2005      1.345          1.523            5,949
                                                       2004      1.183          1.345               --
                                                       2003      1.000          1.183               --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (7/03)..........................................  2006      1.198          1.250               --
                                                       2005      1.230          1.198            8,368
                                                       2004      1.128          1.230               --
                                                       2003      1.000          1.128               --

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.123          1.206          114,884
                                                       2005      1.105          1.123          114,893
                                                       2004      1.062          1.105               --
                                                       2003      1.000          1.062               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Blue Chip Subaccount (Class B) (6/03)........  2006      1.400          1.577          118,589
                                                       2005      1.304          1.400          106,818
                                                       2004      1.154          1.304               --
                                                       2003      1.000          1.154               --

  DWSII Conservative Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.080          1.149          265,381
                                                       2005      1.057          1.080          132,002
                                                       2004      1.002          1.057               --

  DWSII Core Fixed Income Subaccount (Class B)
  (6/03).............................................  2006      1.001          1.018           16,987
                                                       2005      1.005          1.001           16,560
                                                       2004      0.987          1.005               --
                                                       2003      1.000          0.987               --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.347          1.506          194,943
                                                       2005      1.260          1.347          140,891
                                                       2004      1.156          1.260               --
                                                       2003      1.000          1.156               --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (6/03)..........................................  2006      1.357          1.570          371,343
                                                       2005      1.290          1.357          258,229
                                                       2004      1.161          1.290               --
                                                       2003      1.000          1.161               --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.639          1.998          188,149
                                                       2005      1.526          1.639          157,723
                                                       2004      1.243          1.526               --
                                                       2003      1.000          1.243               --

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.580          2.004           31,895
                                                       2005      1.318          1.580           34,707
                                                       2004      1.178          1.318               --
                                                       2003      1.000          1.178               --

  DWSII Government & Agency Securities Subaccount
  (Class B) (6/03)...................................  2006      1.005          1.020           16,919
                                                       2005      1.005          1.005           16,617
                                                       2004      0.994          1.005               --
                                                       2003      1.000          0.994               --

  DWSII Growth Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.135          1.251          239,839
                                                       2005      1.094          1.135          241,028
                                                       2004      1.016          1.094               --

  DWSII High Income Subaccount (Class B) (6/03)......  2006      1.209          1.303           41,652
                                                       2005      1.195          1.209           21,189
                                                       2004      1.090          1.195               --
                                                       2003      1.000          1.090               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Income Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.054          1.069               --
                                                       2005      1.040          1.054          149,573
                                                       2004      1.005          1.040               --

  DWSII Index 500 Subaccount (Class B) (7/03)........  2006      1.234          1.234               --
                                                       2005      1.216          1.234               --
                                                       2004      1.130          1.216               --
                                                       2003      1.000          1.130               --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.553          1.900          129,373
                                                       2005      1.392          1.553          106,413
                                                       2004      1.208          1.392               --
                                                       2003      1.000          1.208               --

  DWSII Janus Growth & Income Subaccount (Class B)
  (8/03).............................................  2006      1.328          1.403               --
                                                       2005      1.215          1.328               --
                                                       2004      1.118          1.215               --
                                                       2003      1.000          1.118               --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (7/03)..........................................  2006      1.275          1.255               --
                                                       2005      1.217          1.275            7,461
                                                       2004      1.109          1.217               --
                                                       2003      1.000          1.109               --

  DWSII Large Cap Core Subaccount (Class B) (2/05)...  2006      1.145          1.263               --
                                                       2005      1.036          1.145           10,250

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.237          1.392          135,712
                                                       2005      1.245          1.237          121,171
                                                       2004      1.161          1.245               --
                                                       2003      1.000          1.161               --

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (8/03)...................................  2006      1.417          1.556               --
                                                       2005      1.279          1.417            5,519
                                                       2004      1.174          1.279               --
                                                       2003      1.000          1.174               --

  DWSII MFS Strategic Value Subaccount (Class B)
  (8/03).............................................  2006      1.251          1.284               --
                                                       2005      1.287          1.251           26,842
                                                       2004      1.120          1.287               --
                                                       2003      1.000          1.120               --

  DWSII Mid Cap Growth Subaccount (Class B) (8/03)...  2006      1.322          1.430               --
                                                       2005      1.179          1.322               --
                                                       2004      1.163          1.179               --
                                                       2003      1.000          1.163               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Moderate Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.105          1.199          282,769
                                                       2005      1.075          1.105          286,337
                                                       2004      1.000          1.075               --

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.974          0.994           28,269
                                                       2005      0.972          0.974           28,646
                                                       2004      0.989          0.972               --
                                                       2003      1.000          0.989               --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.099          1.117               --
                                                       2005      1.176          1.099               --
                                                       2004      1.192          1.176               --
                                                       2003      1.000          1.192               --

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.277          1.309           27,102
                                                       2005      1.223          1.277              975
                                                       2004      1.131          1.223               --
                                                       2003      1.000          1.131               --

  DWSII Strategic Income Subaccount (Class B)
  (6/03).............................................  2006      1.039          1.105           84,310
                                                       2005      1.042          1.039           59,962
                                                       2004      0.984          1.042               --
                                                       2003      1.000          0.984               --

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.217          1.196               --
                                                       2005      1.205          1.217               --
                                                       2004      1.214          1.205               --
                                                       2003      1.000          1.214               --

  DWSII Templeton Foreign Value Subaccount (Class B)
  (1/05).............................................  2006      1.127          1.347               --
                                                       2005      1.053          1.127          133,140

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.426          1.482           49,317
                                                       2005      1.311          1.426           49,346
                                                       2004      1.211          1.311               --
                                                       2003      1.000          1.211               --

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (4/06)...  2006      1.003          1.067               --

                         SEPARATE ACCOUNT CHARGES 2.25%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (7/03)...............  2006      1.374          1.685            47,361
                                                       2005      1.203          1.374            47,971
                                                       2004      1.000          1.203             7,136

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (6/03).............................................  2006      1.076          1.080                --
                                                       2005      1.017          1.076            52,229
                                                       2004      1.000          1.017            29,547

  Alger American Leveraged AllCap Subaccount (Class
  S) (7/03)..........................................  2006      1.193          1.388            35,951
                                                       2005      1.069          1.193            36,717
                                                       2004      1.000          1.069            19,874

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (7/03).............................................  2006      1.457          1.888            86,993
                                                       2005      1.165          1.457           104,526
                                                       2004      1.000          1.165            65,630

  Credit Suisse Trust Global Small Cap Subaccount
  (6/03).............................................  2006      1.286          1.424            16,991
                                                       2005      1.133          1.286             7,057
                                                       2004      1.000          1.133                --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (6/03).............................................  2006      1.190          1.253           200,062
                                                       2005      1.117          1.190           200,383
                                                       2004      1.000          1.117           142,355

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (9/03)............................  2006      1.056          1.125                --
                                                       2005      1.045          1.056                --
                                                       2004      1.000          1.045                --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.005          1.132             5,489
                                                       2005      1.000          1.005            13,382

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (6/03)...................................  2006      1.320          1.770           162,818
                                                       2005      1.213          1.320           188,637
                                                       2004      1.000          1.213            73,241

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (6/05)..............  2006      0.993          1.013            14,347
                                                       2005      1.000          0.993                --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.121          1.186           181,826
                                                       2005      1.056          1.121            96,607
                                                       2004      1.000          1.056            19,922

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.381          1.646            81,922
                                                       2005      1.197          1.381            94,187
                                                       2004      1.000          1.197            95,211

  DWSI Growth & Income Subaccount (Class B) (6/03)...  2006      1.119          1.239           457,325
                                                       2005      1.082          1.119           433,581
                                                       2004      1.000          1.082           385,298

  DWSI Health Care Subaccount (Class B) (6/03).......  2006      1.099          1.136            49,463
                                                       2005      1.040          1.099            64,928
                                                       2004      1.000          1.040            54,309

  DWSI International Subaccount (Class B) (7/03).....  2006      1.289          1.581            83,666
                                                       2005      1.139          1.289            31,222
                                                       2004      1.000          1.139            18,490

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (7/03)..........................................  2006      1.033          1.078                --
                                                       2005      1.062          1.033            66,626
                                                       2004      1.000          1.062            54,289

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.051          1.128           348,728
                                                       2005      1.034          1.051           417,932
                                                       2004      1.000          1.034           299,103

  DWSII Blue Chip Subaccount (Class B) (6/03)........  2006      1.193          1.344           164,581
                                                       2005      1.112          1.193           166,780
                                                       2004      1.000          1.112           102,211

  DWSII Conservative Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.079          1.148           434,243
                                                       2005      1.057          1.079           258,068
                                                       2004      1.002          1.057                --

  DWSII Core Fixed Income Subaccount (Class B)
  (6/03).............................................  2006      0.992          1.008           421,842
                                                       2005      0.996          0.992           262,580
                                                       2004      1.000          0.996           190,893

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.142          1.277           351,190
                                                       2005      1.069          1.142           332,971
                                                       2004      1.000          1.069           146,415

  DWSII Dreman High Return Equity Subaccount (Class
  B) (6/03)..........................................  2006      1.173          1.356           412,169
                                                       2005      1.116          1.173           259,527
                                                       2004      1.000          1.116           153,454

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.255          1.529           160,361
                                                       2005      1.169          1.255           162,620
                                                       2004      1.000          1.169            97,331

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.348          1.709            27,012
                                                       2005      1.125          1.348            47,523
                                                       2004      1.000          1.125            20,921

  DWSII Government & Agency Securities Subaccount
  (Class B) (6/03)...................................  2006      1.001          1.016            83,809
                                                       2005      1.002          1.001           103,587
                                                       2004      1.000          1.002           103,100

  DWSII Growth Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.134          1.249           484,283
                                                       2005      1.094          1.134           484,396
                                                       2004      1.016          1.094           172,547

  DWSII High Income Subaccount (Class B) (6/03)......  2006      1.098          1.182           120,817
                                                       2005      1.085          1.098           121,540
                                                       2004      1.000          1.085            84,045

  DWSII Income Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.053          1.068                --
                                                       2005      1.040          1.053            72,669
                                                       2004      1.005          1.040                --

  DWSII Index 500 Subaccount (Class B) (7/03)........  2006      1.102          1.102                --
                                                       2005      1.087          1.102                --
                                                       2004      1.000          1.087            28,239

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.284          1.570           153,270
                                                       2005      1.152          1.284           148,524
                                                       2004      1.000          1.152           116,007

  DWSII Janus Growth & Income Subaccount (Class B)
  (8/03).............................................  2006      1.204          1.271            78,118
                                                       2005      1.102          1.204            94,488
                                                       2004      1.000          1.102            80,943

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (7/03)..........................................  2006      1.161          1.143                --
                                                       2005      1.109          1.161                --
                                                       2004      1.000          1.109                --

  DWSII Large Cap Core Subaccount (Class B) (2/05)...  2006      1.144          1.262                --
                                                       2005      1.036          1.144            43,759

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.074          1.208            28,866
                                                       2005      1.082          1.074            27,896
                                                       2004      1.000          1.082            16,225

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (8/03)...................................  2006      1.222          1.342                --
                                                       2005      1.104          1.222             8,121
                                                       2004      1.000          1.104                --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII MFS Strategic Value Subaccount (Class B)
  (8/03).............................................  2006      1.110          1.138                --
                                                       2005      1.142          1.110           112,373
                                                       2004      1.000          1.142            71,987

  DWSII Mid Cap Growth Subaccount (Class B) (8/03)...  2006      1.172          1.267                --
                                                       2005      1.045          1.172                --
                                                       2004      1.000          1.045                --

  DWSII Moderate Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.104          1.198         2,366,631
                                                       2005      1.075          1.104         3,794,569
                                                       2004      1.000          1.075            10,043

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.988          1.007            53,254
                                                       2005      0.987          0.988            56,074
                                                       2004      1.000          0.987            46,416

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      0.949          0.965                --
                                                       2005      1.016          0.949           103,379
                                                       2004      1.000          1.016            43,542

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.113          1.141           128,193
                                                       2005      1.067          1.113           128,043
                                                       2004      1.000          1.067           119,412

  DWSII Strategic Income Subaccount (Class B)
  (6/03).............................................  2006      1.055          1.121           219,874
                                                       2005      1.058          1.055           224,372
                                                       2004      1.000          1.058           118,591

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.057          1.038            39,212
                                                       2005      1.047          1.057            21,233
                                                       2004      1.000          1.047            18,276

  DWSII Templeton Foreign Value Subaccount (Class B)
  (1/05).............................................  2006      1.126          1.345                --
                                                       2005      1.053          1.126            19,467

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.196          1.242            66,585
                                                       2005      1.099          1.196            47,285
                                                       2004      1.000          1.099            52,753

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (4/06)...  2006      1.003          1.067           260,503

                         SEPARATE ACCOUNT CHARGES 2.30%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (7/03)...............  2006      1.467          1.799           154,656
                                                       2005      1.285          1.467           151,831
                                                       2004      1.064          1.285             4,889
                                                       2003      1.000          1.064             3,671

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (6/03).............................................  2006      1.142          1.146                --
                                                       2005      1.080          1.142           233,449
                                                       2004      1.060          1.080           244,859
                                                       2003      1.000          1.060           113,890

  Alger American Leveraged AllCap Subaccount (Class
  S) (7/03)..........................................  2006      1.316          1.530            44,310
                                                       2005      1.180          1.316            49,449
                                                       2004      1.119          1.180            56,488
                                                       2003      1.000          1.119            28,907

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (7/03).............................................  2006      2.010          2.603           164,295
                                                       2005      1.608          2.010           166,935
                                                       2004      1.317          1.608            71,630
                                                       2003      1.000          1.317             8,911

  Credit Suisse Trust Global Small Cap Subaccount
  (6/03).............................................  2006      1.617          1.789           131,181
                                                       2005      1.425          1.617           139,166
                                                       2004      1.236          1.425            24,840
                                                       2003      1.000          1.236             5,846

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (6/03).............................................  2006      1.390          1.463           288,638
                                                       2005      1.305          1.390           300,578
                                                       2004      1.169          1.305           312,046
                                                       2003      1.000          1.169           153,451

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (9/03)............................  2006      1.175          1.251             2,512
                                                       2005      1.163          1.175             2,517
                                                       2004      1.123          1.163             2,522
                                                       2003      1.000          1.123                --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.005          1.131         3,272,520
                                                       2005      1.000          1.005         3,274,365

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (6/03)...................................  2006      1.614          2.164           342,755
                                                       2005      1.484          1.614           389,601
                                                       2004      1.162          1.484           285,102
                                                       2003      1.000          1.162            83,839

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (6/05)..............  2006      0.993          1.013            26,377
                                                       2005      1.000          0.993                --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.241          1.311           262,082
                                                       2005      1.170          1.241           193,813
                                                       2004      1.113          1.170             8,270
                                                       2003      1.000          1.113             1,068

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.737          2.069           167,105
                                                       2005      1.505          1.737           177,734
                                                       2004      1.251          1.505            92,650
                                                       2003      1.000          1.251            31,026

  DWSI Growth & Income Subaccount (Class B) (6/03)...  2006      1.248          1.381           280,054
                                                       2005      1.207          1.248           275,222
                                                       2004      1.125          1.207           202,699
                                                       2003      1.000          1.125           124,161

  DWSI Health Care Subaccount (Class B) (6/03).......  2006      1.263          1.305           199,377
                                                       2005      1.196          1.263           199,713
                                                       2004      1.121          1.196           217,098
                                                       2003      1.000          1.121           157,925

  DWSI International Subaccount (Class B) (7/03).....  2006      1.519          1.862            98,220
                                                       2005      1.343          1.519           118,390
                                                       2004      1.182          1.343           125,614
                                                       2003      1.000          1.182            62,215

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (7/03)..........................................  2006      1.195          1.246                --
                                                       2005      1.228          1.195           216,696
                                                       2004      1.127          1.228           182,671
                                                       2003      1.000          1.127           137,906

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.120          1.202            64,597
                                                       2005      1.103          1.120            64,425
                                                       2004      1.061          1.103            66,949
                                                       2003      1.000          1.061            23,719

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Blue Chip Subaccount (Class B) (6/03)........  2006      1.396          1.572           226,584
                                                       2005      1.302          1.396           236,875
                                                       2004      1.153          1.302           247,147
                                                       2003      1.000          1.153           179,991

  DWSII Conservative Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.078          1.146           701,118
                                                       2005      1.057          1.078           473,466
                                                       2004      1.002          1.057                --

  DWSII Core Fixed Income Subaccount (Class B)
  (6/03).............................................  2006      0.999          1.014           471,851
                                                       2005      1.003          0.999           464,500
                                                       2004      0.986          1.003           470,749
                                                       2003      1.000          0.986           270,053

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.343          1.501           112,572
                                                       2005      1.258          1.343           164,334
                                                       2004      1.156          1.258           154,835
                                                       2003      1.000          1.156            34,834

  DWSII Dreman High Return Equity Subaccount (Class
  B) (6/03)..........................................  2006      1.354          1.564           616,514
                                                       2005      1.288          1.354           361,746
                                                       2004      1.160          1.288           359,180
                                                       2003      1.000          1.160            96,780

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.635          1.991           369,035
                                                       2005      1.524          1.635           379,667
                                                       2004      1.242          1.524           270,372
                                                       2003      1.000          1.242           132,096

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.576          1.996           185,493
                                                       2005      1.316          1.576           208,681
                                                       2004      1.178          1.316            64,425
                                                       2003      1.000          1.178            24,082

  DWSII Government & Agency Securities Subaccount
  (Class B) (6/03)...................................  2006      1.003          1.017           110,052
                                                       2005      1.004          1.003           157,020
                                                       2004      0.994          1.004           153,613
                                                       2003      1.000          0.994            38,297

  DWSII Growth Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.133          1.248           665,522
                                                       2005      1.094          1.133           499,206
                                                       2004      1.016          1.094            66,673

  DWSII High Income Subaccount (Class B) (6/03)......  2006      1.206          1.298           188,225
                                                       2005      1.193          1.206           240,720
                                                       2004      1.090          1.193           264,203
                                                       2003      1.000          1.090           106,510

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Income Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.052          1.067                --
                                                       2005      1.040          1.052           257,828
                                                       2004      1.005          1.040                --

  DWSII Index 500 Subaccount (Class B) (7/03)........  2006      1.231          1.231                --
                                                       2005      1.214          1.231                --
                                                       2004      1.130          1.214         2,659,910
                                                       2003      1.000          1.130            16,130

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.549          1.893           144,880
                                                       2005      1.390          1.549           139,116
                                                       2004      1.207          1.390           157,582
                                                       2003      1.000          1.207            46,406

  DWSII Janus Growth & Income Subaccount (Class B)
  (8/03).............................................  2006      1.324          1.398            85,643
                                                       2005      1.213          1.324           100,161
                                                       2004      1.117          1.213           101,785
                                                       2003      1.000          1.117            64,618

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (7/03)..........................................  2006      1.272          1.251                --
                                                       2005      1.215          1.272                --
                                                       2004      1.108          1.215             8,840
                                                       2003      1.000          1.108                --

  DWSII Large Cap Core Subaccount (Class B) (2/05)...  2006      1.143          1.261                --
                                                       2005      1.036          1.143                --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.234          1.387           430,277
                                                       2005      1.243          1.234           435,306
                                                       2004      1.160          1.243           418,536
                                                       2003      1.000          1.160           136,169

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (8/03)...................................  2006      1.414          1.551                --
                                                       2005      1.277          1.414             4,817
                                                       2004      1.173          1.277             8,158
                                                       2003      1.000          1.173                --

  DWSII MFS Strategic Value Subaccount (Class B)
  (8/03).............................................  2006      1.248          1.279                --
                                                       2005      1.285          1.248           139,287
                                                       2004      1.120          1.285           115,747
                                                       2003      1.000          1.120            78,890

  DWSII Mid Cap Growth Subaccount (Class B) (8/03)...  2006      1.319          1.425             2,309
                                                       2005      1.177          1.319            13,716
                                                       2004      1.162          1.177             2,317
                                                       2003      1.000          1.162               989

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Moderate Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.103          1.196           440,219
                                                       2005      1.075          1.103           450,402
                                                       2004      0.999          1.075           174,161

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.972          0.990           226,181
                                                       2005      0.971          0.972           245,585
                                                       2004      0.988          0.971         1,678,595
                                                       2003      1.000          0.988         1,744,540

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.096          1.114                --
                                                       2005      1.174          1.096            70,511
                                                       2004      1.191          1.174            69,853
                                                       2003      1.000          1.191            21,468

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.274          1.305            60,294
                                                       2005      1.221          1.274            71,084
                                                       2004      1.130          1.221            63,009
                                                       2003      1.000          1.130            25,590

  DWSII Strategic Income Subaccount (Class B)
  (6/03).............................................  2006      1.036          1.101            80,798
                                                       2005      1.040          1.036           152,209
                                                       2004      0.983          1.040           161,808
                                                       2003      1.000          0.983            60,426

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.214          1.192           200,223
                                                       2005      1.203          1.214           230,318
                                                       2004      1.213          1.203           239,168
                                                       2003      1.000          1.213           150,170

  DWSII Templeton Foreign Value Subaccount (Class B)
  (1/05).............................................  2006      1.126          1.344                --
                                                       2005      1.053          1.126            10,837

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.423          1.477           232,230
                                                       2005      1.309          1.423           223,672
                                                       2004      1.210          1.309           109,241
                                                       2003      1.000          1.210            58,160

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (4/06)...  2006      1.003          1.066           268,427

                         SEPARATE ACCOUNT CHARGES 2.35%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (7/03)...............  2006      1.371          1.681            7,707
                                                       2005      1.202          1.371            3,703
                                                       2004      1.000          1.202               --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (6/03).............................................  2006      1.074          1.077               --
                                                       2005      1.017          1.074               --
                                                       2004      1.000          1.017               --

  Alger American Leveraged AllCap Subaccount (Class
  S) (7/03)..........................................  2006      1.191          1.384               --
                                                       2005      1.068          1.191               --
                                                       2004      1.000          1.068               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (7/03).............................................  2006      1.454          1.883               --
                                                       2005      1.164          1.454               --
                                                       2004      1.000          1.164               --

  Credit Suisse Trust Global Small Cap Subaccount
  (6/03).............................................  2006      1.284          1.420               --
                                                       2005      1.132          1.284               --
                                                       2004      1.000          1.132               --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (6/03).............................................  2006      1.188          1.249            3,978
                                                       2005      1.116          1.188            3,628
                                                       2004      1.000          1.116               --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (9/03)............................  2006      1.054          1.122            4,400
                                                       2005      1.044          1.054            4,041
                                                       2004      1.000          1.044               --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.005          1.131               --
                                                       2005      1.000          1.005               --

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (6/03)...................................  2006      1.318          1.765           32,493
                                                       2005      1.212          1.318           34,381
                                                       2004      1.000          1.212               --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (6/05)..............  2006      0.993          1.012               --
                                                       2005      1.000          0.993               --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.119          1.182               --
                                                       2005      1.056          1.119               --
                                                       2004      1.000          1.056               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.379          1.642            4,360
                                                       2005      1.196          1.379            3,283
                                                       2004      1.000          1.196               --

  DWSI Growth & Income Subaccount (Class B) (6/03)...  2006      1.117          1.236           64,449
                                                       2005      1.081          1.117               --
                                                       2004      1.000          1.081               --

  DWSI Health Care Subaccount (Class B) (6/03).......  2006      1.097          1.133               --
                                                       2005      1.039          1.097               --
                                                       2004      1.000          1.039               --

  DWSI International Subaccount (Class B) (7/03).....  2006      1.286          1.576           97,916
                                                       2005      1.138          1.286               --
                                                       2004      1.000          1.138               --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (7/03)..........................................  2006      1.031          1.075               --
                                                       2005      1.061          1.031               --
                                                       2004      1.000          1.061               --

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.049          1.125               --
                                                       2005      1.033          1.049               --
                                                       2004      1.000          1.033               --

  DWSII Blue Chip Subaccount (Class B) (6/03)........  2006      1.191          1.340            6,662
                                                       2005      1.112          1.191            3,637
                                                       2004      1.000          1.112               --

  DWSII Conservative Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.077          1.145               --
                                                       2005      1.057          1.077               --
                                                       2004      1.002          1.057               --

  DWSII Core Fixed Income Subaccount (Class B)
  (6/03).............................................  2006      0.990          1.005               --
                                                       2005      0.996          0.990               --
                                                       2004      1.000          0.996               --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.140          1.274          144,126
                                                       2005      1.069          1.140          138,215
                                                       2004      1.000          1.069               --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (6/03)..........................................  2006      1.171          1.353          163,499
                                                       2005      1.115          1.171          156,388
                                                       2004      1.000          1.115               --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.252          1.524           79,344
                                                       2005      1.168          1.252           77,914
                                                       2004      1.000          1.168               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.345          1.704            4,756
                                                       2005      1.124          1.345            3,313
                                                       2004      1.000          1.124               --

  DWSII Government & Agency Securities Subaccount
  (Class B) (6/03)...................................  2006      1.000          1.013               --
                                                       2005      1.001          1.000               --
                                                       2004      1.000          1.001               --

  DWSII Growth Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.132          1.246           94,412
                                                       2005      1.093          1.132           93,461
                                                       2004      1.016          1.093               --

  DWSII High Income Subaccount (Class B) (6/03)......  2006      1.096          1.178           27,113
                                                       2005      1.085          1.096           26,433
                                                       2004      1.000          1.085               --

  DWSII Income Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.052          1.066               --
                                                       2005      1.040          1.052               --
                                                       2004      1.005          1.040               --

  DWSII Index 500 Subaccount (Class B) (7/03)........  2006      1.100          1.100               --
                                                       2005      1.086          1.100               --
                                                       2004      1.000          1.086               --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.282          1.566               --
                                                       2005      1.151          1.282               --
                                                       2004      1.000          1.151               --

  DWSII Janus Growth & Income Subaccount (Class B)
  (8/03).............................................  2006      1.202          1.268          142,809
                                                       2005      1.102          1.202          136,116
                                                       2004      1.000          1.102               --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (7/03)..........................................  2006      1.159          1.139               --
                                                       2005      1.108          1.159               --
                                                       2004      1.000          1.108               --

  DWSII Large Cap Core Subaccount (Class B) (2/05)...  2006      1.143          1.259               --
                                                       2005      1.036          1.143           55,922

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.072          1.204               --
                                                       2005      1.081          1.072               --
                                                       2004      1.000          1.081               --

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (8/03)...................................  2006      1.220          1.338               --
                                                       2005      1.103          1.220               --
                                                       2004      1.000          1.103               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII MFS Strategic Value Subaccount (Class B)
  (8/03).............................................  2006      1.108          1.135               --
                                                       2005      1.141          1.108            3,816
                                                       2004      1.000          1.141               --

  DWSII Mid Cap Growth Subaccount (Class B) (8/03)...  2006      1.170          1.263            1,549
                                                       2005      1.045          1.170               --
                                                       2004      1.000          1.045               --

  DWSII Moderate Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.103          1.195               --
                                                       2005      1.075          1.103               --
                                                       2004      0.999          1.075               --

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.986          1.004               --
                                                       2005      0.986          0.986               --
                                                       2004      1.000          0.986               --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      0.947          0.962               --
                                                       2005      1.015          0.947               --
                                                       2004      1.000          1.015               --

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.111          1.138               --
                                                       2005      1.066          1.111               --
                                                       2004      1.000          1.066               --

  DWSII Strategic Income Subaccount (Class B)
  (6/03).............................................  2006      1.053          1.118           42,462
                                                       2005      1.057          1.053           40,851
                                                       2004      1.000          1.057               --

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.055          1.035               --
                                                       2005      1.046          1.055               --
                                                       2004      1.000          1.046               --

  DWSII Templeton Foreign Value Subaccount (Class B)
  (1/05).............................................  2006      1.125          1.343               --
                                                       2005      1.053          1.125          117,033

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.194          1.238           13,257
                                                       2005      1.098          1.194           12,328
                                                       2004      1.000          1.098               --

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (4/06)...  2006      1.003          1.066               --

                         SEPARATE ACCOUNT CHARGES 2.40%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (7/03)...............  2006      1.387          1.699            4,768
                                                       2005      1.216          1.387            5,036
                                                       2004      1.000          1.216               --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (6/03).............................................  2006      1.098          1.102               --
                                                       2005      1.040          1.098               --
                                                       2004      1.000          1.040               --

  Alger American Leveraged AllCap Subaccount (Class
  S) (7/03)..........................................  2006      1.172          1.361               --
                                                       2005      1.051          1.172               --
                                                       2004      1.000          1.051               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (7/03).............................................  2006      1.607          2.079            5,192
                                                       2005      1.286          1.607            5,466
                                                       2004      1.000          1.286               --

  Credit Suisse Trust Global Small Cap Subaccount
  (6/03).............................................  2006      1.272          1.406               --
                                                       2005      1.122          1.272               --
                                                       2004      1.000          1.122               --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (6/03).............................................  2006      1.199          1.261           10,608
                                                       2005      1.127          1.199           10,196
                                                       2004      1.000          1.127               --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (9/03)............................  2006      1.037          1.103               --
                                                       2005      1.028          1.037               --
                                                       2004      1.000          1.028               --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.005          1.130               --
                                                       2005      1.000          1.005               --

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (6/03)...................................  2006      1.392          1.863           35,352
                                                       2005      1.281          1.392           35,352
                                                       2004      1.000          1.281               --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (6/05)..............  2006      0.993          1.011               --
                                                       2005      1.000          0.993               --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.100          1.162           15,115
                                                       2005      1.038          1.100            3,521
                                                       2004      1.000          1.038               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.361          1.619           21,359
                                                       2005      1.181          1.361           22,288
                                                       2004      1.000          1.181               --

  DWSI Growth & Income Subaccount (Class B) (6/03)...  2006      1.100          1.216           16,970
                                                       2005      1.065          1.100            8,940
                                                       2004      1.000          1.065               --

  DWSI Health Care Subaccount (Class B) (6/03).......  2006      1.102          1.138            6,697
                                                       2005      1.045          1.102            6,316
                                                       2004      1.000          1.045               --

  DWSI International Subaccount (Class B) (7/03).....  2006      1.303          1.596           12,423
                                                       2005      1.154          1.303            6,543
                                                       2004      1.000          1.154               --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (7/03)..........................................  2006      1.060          1.104               --
                                                       2005      1.091          1.060            4,927
                                                       2004      1.000          1.091               --

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.056          1.132               --
                                                       2005      1.041          1.056               --
                                                       2004      1.000          1.041               --

  DWSII Blue Chip Subaccount (Class B) (6/03)........  2006      1.171          1.316           16,152
                                                       2005      1.093          1.171           16,370
                                                       2004      1.000          1.093               --

  DWSII Conservative Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.077          1.144           58,670
                                                       2005      1.056          1.077           58,704
                                                       2004      1.002          1.056               --

  DWSII Core Fixed Income Subaccount (Class B)
  (6/03).............................................  2006      1.036          1.051            9,118
                                                       2005      1.041          1.036            8,428
                                                       2004      1.000          1.041               --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.141          1.274            7,793
                                                       2005      1.070          1.141            7,644
                                                       2004      1.000          1.070               --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (6/03)..........................................  2006      1.178          1.359           18,957
                                                       2005      1.122          1.178           14,827
                                                       2004      1.000          1.122               --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.272          1.547            6,422
                                                       2005      1.187          1.272            6,880
                                                       2004      1.000          1.187               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.385          1.753               --
                                                       2005      1.158          1.385               --
                                                       2004      1.000          1.158               --

  DWSII Government & Agency Securities Subaccount
  (Class B) (6/03)...................................  2006      1.031          1.045               --
                                                       2005      1.033          1.031               --
                                                       2004      1.000          1.033               --

  DWSII Growth Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.132          1.245           58,143
                                                       2005      1.093          1.132           58,176
                                                       2004      1.016          1.093               --

  DWSII High Income Subaccount (Class B) (6/03)......  2006      1.112          1.195               --
                                                       2005      1.101          1.112               --
                                                       2004      1.000          1.101               --

  DWSII Income Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.051          1.065               --
                                                       2005      1.040          1.051               --
                                                       2004      1.005          1.040               --

  DWSII Index 500 Subaccount (Class B) (7/03)........  2006      1.083          1.083               --
                                                       2005      1.069          1.083               --
                                                       2004      1.000          1.069               --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.297          1.584           41,662
                                                       2005      1.166          1.297           41,665
                                                       2004      1.000          1.166               --

  DWSII Janus Growth & Income Subaccount (Class B)
  (8/03).............................................  2006      1.196          1.261               --
                                                       2005      1.096          1.196               --
                                                       2004      1.000          1.096               --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (7/03)..........................................  2006      1.137          1.117               --
                                                       2005      1.087          1.137               --
                                                       2004      1.000          1.087               --

  DWSII Large Cap Core Subaccount (Class B) (2/05)...  2006      1.142          1.258               --
                                                       2005      1.028          1.142            7,646

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.061          1.191            9,896
                                                       2005      1.070          1.061           10,630
                                                       2004      1.000          1.070               --

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (8/03)...................................  2006      1.204          1.320               --
                                                       2005      1.089          1.204            5,785
                                                       2004      1.000          1.089               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII MFS Strategic Value Subaccount (Class B)
  (8/03).............................................  2006      1.099          1.126               --
                                                       2005      1.133          1.099               --
                                                       2004      1.000          1.133               --

  DWSII Mid Cap Growth Subaccount (Class B) (8/03)...  2006      1.192          1.286               --
                                                       2005      1.064          1.192               --
                                                       2004      1.000          1.064               --

  DWSII Moderate Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.102          1.194           97,257
                                                       2005      1.074          1.102           99,217
                                                       2004      0.999          1.074               --

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.991          1.008               --
                                                       2005      0.991          0.991               --
                                                       2004      1.000          0.991               --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      0.965          0.980               --
                                                       2005      1.035          0.965            5,906
                                                       2004      1.000          1.035               --

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.124          1.150           13,167
                                                       2005      1.079          1.124           12,746
                                                       2004      1.000          1.079               --

  DWSII Strategic Income Subaccount (Class B)
  (6/03).............................................  2006      1.094          1.162           14,862
                                                       2005      1.100          1.094           14,552
                                                       2004      1.000          1.100               --

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.045          1.025           16,347
                                                       2005      1.037          1.045           17,140
                                                       2004      1.000          1.037               --

  DWSII Templeton Foreign Value Subaccount (Class B)
  (1/05).............................................  2006      1.124          1.341               --
                                                       2005      1.029          1.124            7,817

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.201          1.245           18,592
                                                       2005      1.106          1.201           18,455
                                                       2004      1.000          1.106               --

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (4/06)...  2006      1.003          1.066               --

                         SEPARATE ACCOUNT CHARGES 2.45%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (7/03)...............  2006      1.369          1.676           45,279
                                                       2005      1.201          1.369           26,755
                                                       2004      1.000          1.201           14,967

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (6/03).............................................  2006      1.072          1.075               --
                                                       2005      1.016          1.072           69,877
                                                       2004      1.000          1.016           40,228

  Alger American Leveraged AllCap Subaccount (Class
  S) (7/03)..........................................  2006      1.189          1.380               --
                                                       2005      1.067          1.189               --
                                                       2004      1.000          1.067              724

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (7/03).............................................  2006      1.452          1.877           51,748
                                                       2005      1.163          1.452           50,427
                                                       2004      1.000          1.163           30,197

  Credit Suisse Trust Global Small Cap Subaccount
  (6/03).............................................  2006      1.282          1.416           14,259
                                                       2005      1.131          1.282           14,514
                                                       2004      1.000          1.131           14,502

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (6/03).............................................  2006      1.186          1.246          167,152
                                                       2005      1.115          1.186          188,600
                                                       2004      1.000          1.115           97,866

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (9/03)............................  2006      1.052          1.119               --
                                                       2005      1.043          1.052               --
                                                       2004      1.000          1.043               --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.004          1.129           56,647
                                                       2005      1.000          1.004           57,202

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (6/03)...................................  2006      1.315          1.760          178,504
                                                       2005      1.211          1.315          191,045
                                                       2004      1.000          1.211          103,814

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (6/05)..............  2006      0.992          1.010           10,591
                                                       2005      1.000          0.992           10,598

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.117          1.179          208,329
                                                       2005      1.055          1.117           97,711
                                                       2004      1.000          1.055           12,050

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.376          1.637           61,269
                                                       2005      1.195          1.376           59,133
                                                       2004      1.000          1.195           33,035

  DWSI Growth & Income Subaccount (Class B) (6/03)...  2006      1.115          1.232          193,995
                                                       2005      1.080          1.115          216,354
                                                       2004      1.000          1.080           94,000

  DWSI Health Care Subaccount (Class B) (6/03).......  2006      1.095          1.130           64,983
                                                       2005      1.038          1.095           55,166
                                                       2004      1.000          1.038           45,737

  DWSI International Subaccount (Class B) (7/03).....  2006      1.284          1.572           36,438
                                                       2005      1.137          1.284           25,244
                                                       2004      1.000          1.137           12,744

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (7/03)..........................................  2006      1.030          1.072               --
                                                       2005      1.060          1.030           94,569
                                                       2004      1.000          1.060           38,097

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.047          1.122          511,046
                                                       2005      1.032          1.047          528,144
                                                       2004      1.000          1.032          397,085

  DWSII Blue Chip Subaccount (Class B) (6/03)........  2006      1.189          1.336          315,306
                                                       2005      1.111          1.189          326,220
                                                       2004      1.000          1.111          304,228

  DWSII Conservative Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.076          1.142          166,920
                                                       2005      1.056          1.076          164,852
                                                       2004      1.002          1.056           38,474

  DWSII Core Fixed Income Subaccount (Class B)
  (6/03).............................................  2006      0.989          1.002          172,092
                                                       2005      0.995          0.989          169,204
                                                       2004      1.000          0.995          136,764

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.138          1.270           54,559
                                                       2005      1.068          1.138           64,326
                                                       2004      1.000          1.068           51,392

  DWSII Dreman High Return Equity Subaccount (Class
  B) (6/03)..........................................  2006      1.169          1.349          611,902
                                                       2005      1.114          1.169          462,139
                                                       2004      1.000          1.114          336,143

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.250          1.520          275,342
                                                       2005      1.167          1.250          284,924
                                                       2004      1.000          1.167          171,699

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.343          1.699           99,232
                                                       2005      1.123          1.343           80,306
                                                       2004      1.000          1.123           30,421

  DWSII Government & Agency Securities Subaccount
  (Class B) (6/03)...................................  2006      0.998          1.010           88,402
                                                       2005      1.000          0.998           87,745
                                                       2004      1.000          1.000           42,080

  DWSII Growth Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.131          1.243          916,216
                                                       2005      1.093          1.131          858,187
                                                       2004      1.016          1.093          158,450

  DWSII High Income Subaccount (Class B) (6/03)......  2006      1.094          1.175          216,999
                                                       2005      1.084          1.094          218,714
                                                       2004      1.000          1.084          154,394

  DWSII Income Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.050          1.064               --
                                                       2005      1.039          1.050               --
                                                       2004      1.005          1.039               --

  DWSII Index 500 Subaccount (Class B) (7/03)........  2006      1.099          1.099               --
                                                       2005      1.085          1.099               --
                                                       2004      1.000          1.085           36,621

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.279          1.561          125,691
                                                       2005      1.150          1.279          148,348
                                                       2004      1.000          1.150           62,648

  DWSII Janus Growth & Income Subaccount (Class B)
  (8/03).............................................  2006      1.200          1.264           26,098
                                                       2005      1.101          1.200           26,979
                                                       2004      1.000          1.101            7,615

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (7/03)..........................................  2006      1.157          1.136               --
                                                       2005      1.107          1.157            1,445
                                                       2004      1.000          1.107            1,448

  DWSII Large Cap Core Subaccount (Class B) (2/05)...  2006      1.141          1.257               --
                                                       2005      1.036          1.141               --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.070          1.201           40,726
                                                       2005      1.080          1.070           41,258
                                                       2004      1.000          1.080           28,977

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (8/03)...................................  2006      1.218          1.334               --
                                                       2005      1.102          1.218           19,371
                                                       2004      1.000          1.102            3,294

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII MFS Strategic Value Subaccount (Class B)
  (8/03).............................................  2006      1.106          1.133               --
                                                       2005      1.140          1.106          142,064
                                                       2004      1.000          1.140          126,887

  DWSII Mid Cap Growth Subaccount (Class B) (8/03)...  2006      1.168          1.260               --
                                                       2005      1.044          1.168               --
                                                       2004      1.000          1.044               --

  DWSII Moderate Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.101          1.192          177,284
                                                       2005      1.074          1.101          178,062
                                                       2004      0.999          1.074           56,813

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.985          1.001           66,349
                                                       2005      0.985          0.985           24,224
                                                       2004      1.000          0.985            3,807

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      0.946          0.959               --
                                                       2005      1.015          0.946          116,992
                                                       2004      1.000          1.015           85,995

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.109          1.135           75,929
                                                       2005      1.065          1.109           90,794
                                                       2004      1.000          1.065           53,654

  DWSII Strategic Income Subaccount (Class B)
  (6/03).............................................  2006      1.051          1.115           99,078
                                                       2005      1.056          1.051           82,090
                                                       2004      1.000          1.056           72,057

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.053          1.032           39,562
                                                       2005      1.045          1.053           50,649
                                                       2004      1.000          1.045           26,288

  DWSII Templeton Foreign Value Subaccount (Class B)
  (1/05).............................................  2006      1.124          1.340               --
                                                       2005      1.053          1.124            6,885

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.191          1.235           48,388
                                                       2005      1.097          1.191           46,992
                                                       2004      1.000          1.097           23,822

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (4/06)...  2006      1.003          1.065          109,154

                         SEPARATE ACCOUNT CHARGES 2.50%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (7/03)...............  2006      1.460          1.787               --
                                                       2005      1.281          1.460               --
                                                       2004      1.063          1.281               --
                                                       2003      1.000          1.063               --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (6/03).............................................  2006      1.136          1.139               --
                                                       2005      1.077          1.136           65,680
                                                       2004      1.059          1.077           59,935
                                                       2003      1.000          1.059           30,769

  Alger American Leveraged AllCap Subaccount (Class
  S) (7/03)..........................................  2006      1.310          1.520           11,448
                                                       2005      1.176          1.310           11,457
                                                       2004      1.118          1.176           11,467
                                                       2003      1.000          1.118            2,820

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (7/03).............................................  2006      2.000          2.585               --
                                                       2005      1.603          2.000               --
                                                       2004      1.315          1.603               --
                                                       2003      1.000          1.315               --

  Credit Suisse Trust Global Small Cap Subaccount
  (6/03).............................................  2006      1.609          1.777           14,929
                                                       2005      1.420          1.609           15,520
                                                       2004      1.234          1.420            9,450
                                                       2003      1.000          1.234               --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (6/03).............................................  2006      1.383          1.452           16,229
                                                       2005      1.301          1.383           16,156
                                                       2004      1.168          1.301           20,700
                                                       2003      1.000          1.168            2,954

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (9/03)............................  2006      1.169          1.242            1,689
                                                       2005      1.159          1.169            1,691
                                                       2004      1.122          1.159            1,693
                                                       2003      1.000          1.122               --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.004          1.129           15,908
                                                       2005      1.000          1.004           15,823

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (6/03)...................................  2006      1.606          2.148           24,134
                                                       2005      1.479          1.606           27,295
                                                       2004      1.160          1.479           22,484
                                                       2003      1.000          1.160           19,416

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (6/05)..............  2006      0.992          1.010               --
                                                       2005      1.000          0.992               --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.234          1.302          125,110
                                                       2005      1.166          1.234          102,249
                                                       2004      1.112          1.166              685
                                                       2003      1.000          1.112            4,458

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.728          2.054               --
                                                       2005      1.500          1.728               --
                                                       2004      1.249          1.500               --
                                                       2003      1.000          1.249               --

  DWSI Growth & Income Subaccount (Class B) (6/03)...  2006      1.241          1.371           23,391
                                                       2005      1.204          1.241           23,813
                                                       2004      1.124          1.204           18,875
                                                       2003      1.000          1.124            3,037

  DWSI Health Care Subaccount (Class B) (6/03).......  2006      1.256          1.296           18,805
                                                       2005      1.192          1.256           18,461
                                                       2004      1.119          1.192           19,645
                                                       2003      1.000          1.119            3,026

  DWSI International Subaccount (Class B) (7/03).....  2006      1.511          1.849           31,585
                                                       2005      1.339          1.511           32,835
                                                       2004      1.181          1.339           29,799
                                                       2003      1.000          1.181               --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (7/03)..........................................  2006      1.189          1.238               --
                                                       2005      1.225          1.189           18,114
                                                       2004      1.126          1.225           17,226
                                                       2003      1.000          1.126            3,952

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.114          1.194           24,206
                                                       2005      1.099          1.114           24,206
                                                       2004      1.060          1.099           24,206
                                                       2003      1.000          1.060           19,675

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Blue Chip Subaccount (Class B) (6/03)........  2006      1.389          1.561           21,560
                                                       2005      1.298          1.389           22,511
                                                       2004      1.152          1.298           32,956
                                                       2003      1.000          1.152            5,171

  DWSII Conservative Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.075          1.141           18,866
                                                       2005      1.056          1.075            5,026
                                                       2004      1.002          1.056               --

  DWSII Core Fixed Income Subaccount (Class B)
  (6/03).............................................  2006      0.994          1.007           92,571
                                                       2005      1.000          0.994           87,034
                                                       2004      0.985          1.000           79,619
                                                       2003      1.000          0.985           76,330

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.336          1.490           17,539
                                                       2005      1.254          1.336           17,326
                                                       2004      1.154          1.254           17,847
                                                       2003      1.000          1.154           12,988

  DWSII Dreman High Return Equity Subaccount (Class
  B) (6/03)..........................................  2006      1.347          1.553           46,127
                                                       2005      1.284          1.347           20,410
                                                       2004      1.159          1.284           20,534
                                                       2003      1.000          1.159           16,681

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.627          1.977           18,684
                                                       2005      1.519          1.627           19,786
                                                       2004      1.241          1.519           17,463
                                                       2003      1.000          1.241            7,314

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.567          1.982               --
                                                       2005      1.312          1.567               --
                                                       2004      1.176          1.312               --
                                                       2003      1.000          1.176               --

  DWSII Government & Agency Securities Subaccount
  (Class B) (6/03)...................................  2006      0.998          1.009           39,618
                                                       2005      1.000          0.998           38,211
                                                       2004      0.992          1.000           47,637
                                                       2003      1.000          0.992           32,340

  DWSII Growth Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.130          1.242               --
                                                       2005      1.093          1.130               --
                                                       2004      1.016          1.093               --

  DWSII High Income Subaccount (Class B) (6/03)......  2006      1.200          1.289           54,167
                                                       2005      1.190          1.200           51,493
                                                       2004      1.088          1.190           46,176
                                                       2003      1.000          1.088           51,580

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Income Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.049          1.063               --
                                                       2005      1.039          1.049           15,284
                                                       2004      1.005          1.039               --

  DWSII Index 500 Subaccount (Class B) (7/03)........  2006      1.225          1.225               --
                                                       2005      1.211          1.225               --
                                                       2004      1.128          1.211           13,006
                                                       2003      1.000          1.128           11,827

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.541          1.880           40,103
                                                       2005      1.386          1.541           41,321
                                                       2004      1.206          1.386           25,149
                                                       2003      1.000          1.206            6,416

  DWSII Janus Growth & Income Subaccount (Class B)
  (8/03).............................................  2006      1.318          1.388           28,372
                                                       2005      1.209          1.318           27,296
                                                       2004      1.116          1.209           29,093
                                                       2003      1.000          1.116           24,774

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (7/03)..........................................  2006      1.266          1.242               --
                                                       2005      1.211          1.266               --
                                                       2004      1.107          1.211               --
                                                       2003      1.000          1.107               --

  DWSII Large Cap Core Subaccount (Class B) (2/05)...  2006      1.141          1.255               --
                                                       2005      1.036          1.141               --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.228          1.377           78,738
                                                       2005      1.239          1.228           79,663
                                                       2004      1.159          1.239           85,993
                                                       2003      1.000          1.159           52,234

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (8/03)...................................  2006      1.406          1.540               --
                                                       2005      1.274          1.406               --
                                                       2004      1.172          1.274               --
                                                       2003      1.000          1.172               --

  DWSII MFS Strategic Value Subaccount (Class B)
  (8/03).............................................  2006      1.242          1.271               --
                                                       2005      1.281          1.242           12,497
                                                       2004      1.119          1.281           21,916
                                                       2003      1.000          1.119            3,966

  DWSII Mid Cap Growth Subaccount (Class B) (8/03)...  2006      1.312          1.415               --
                                                       2005      1.173          1.312               --
                                                       2004      1.161          1.173               --
                                                       2003      1.000          1.161               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Moderate Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.100          1.191               --
                                                       2005      1.074          1.100               --
                                                       2004      0.999          1.074               --

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.967          0.983          106,233
                                                       2005      0.968          0.967          110,254
                                                       2004      0.987          0.968           66,151
                                                       2003      1.000          0.987            1,914

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      1.091          1.106               --
                                                       2005      1.171          1.091           19,852
                                                       2004      1.190          1.171           18,564
                                                       2003      1.000          1.190            8,848

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.267          1.295            6,234
                                                       2005      1.217          1.267            6,241
                                                       2004      1.129          1.217            8,371
                                                       2003      1.000          1.129            1,694

  DWSII Strategic Income Subaccount (Class B)
  (6/03).............................................  2006      1.031          1.093           48,246
                                                       2005      1.037          1.031           47,361
                                                       2004      0.982          1.037           38,007
                                                       2003      1.000          0.982           40,148

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.208          1.184           18,908
                                                       2005      1.199          1.208           17,967
                                                       2004      1.212          1.199           17,722
                                                       2003      1.000          1.212            3,721

  DWSII Templeton Foreign Value Subaccount (Class B)
  (1/05).............................................  2006      1.123          1.338               --
                                                       2005      1.053          1.123               --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.416          1.466           23,199
                                                       2005      1.305          1.416           22,123
                                                       2004      1.209          1.305           23,421
                                                       2003      1.000          1.209           13,836

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (4/06)...  2006      1.003          1.065           75,737



                         SEPARATE ACCOUNT CHARGES 2.55%


                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (7/03)...............  2006      1.109          1.356              866
                                                       2005      1.000          1.109              869

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (6/03).............................................  2006      1.071          1.074               --
                                                       2005      1.000          1.071               --

  Alger American Leveraged AllCap Subaccount (Class
  S) (7/03)..........................................  2006      1.138          1.319               --
                                                       2005      1.000          1.138               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (7/03).............................................  2006      1.215          1.570            1,590
                                                       2005      1.000          1.215            1,594

  Credit Suisse Trust Global Small Cap Subaccount
  (6/03).............................................  2006      1.120          1.236              431
                                                       2005      1.000          1.120              432

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (6/03).............................................  2006      1.069          1.122               --
                                                       2005      1.000          1.069               --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (9/03)............................  2006      1.022          1.086               --
                                                       2005      1.000          1.022               --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.004          1.128               --
                                                       2005      1.000          1.004               --

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (6/03)...................................  2006      1.132          1.513               --
                                                       2005      1.000          1.132               --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (6/05)..............  2006      0.992          1.009               --
                                                       2005      1.000          0.992               --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.065          1.123               --
                                                       2005      1.000          1.065               --

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.131          1.344            1,292
                                                       2005      1.000          1.131            1,295

  DWSI Growth & Income Subaccount (Class B) (6/03)...  2006      1.034          1.142              933
                                                       2005      1.000          1.034               --

  DWSI Health Care Subaccount (Class B) (6/03).......  2006      1.077          1.110            4,850
                                                       2005      1.000          1.077               --

  DWSI International Subaccount (Class B) (7/03).....  2006      1.130          1.382               --
                                                       2005      1.000          1.130               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (7/03)..........................................  2006      0.986          1.026               --
                                                       2005      1.000          0.986               --

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.012          1.084               --
                                                       2005      1.000          1.012               --

  DWSII Blue Chip Subaccount (Class B) (6/03)........  2006      1.072          1.204           12,463
                                                       2005      1.000          1.072              448

  DWSII Conservative Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.015          1.077           44,665
                                                       2005      1.000          1.015           44,695

  DWSII Core Fixed Income Subaccount (Class B)
  (6/03).............................................  2006      0.984          0.996               --
                                                       2005      1.000          0.984               --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.054          1.174              911
                                                       2005      1.000          1.054              913

  DWSII Dreman High Return Equity Subaccount (Class
  B) (6/03)..........................................  2006      1.036          1.194           12,479
                                                       2005      1.000          1.036               --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.075          1.305              896
                                                       2005      1.000          1.075              898

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.181          1.493           11,188
                                                       2005      1.000          1.181              409

  DWSII Government & Agency Securities Subaccount
  (Class B) (6/03)...................................  2006      0.993          1.004               --
                                                       2005      1.000          0.993               --

  DWSII Growth Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.036          1.138           24,020
                                                       2005      1.000          1.036           24,053

  DWSII High Income Subaccount (Class B) (6/03)......  2006      0.997          1.070               --
                                                       2005      1.000          0.997               --

  DWSII Income Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.005          1.017               --
                                                       2005      1.000          1.005               --

  DWSII Index 500 Subaccount (Class B) (7/03)........  2006      1.018          1.018               --
                                                       2005      1.000          1.018               --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.119          1.364               --
                                                       2005      1.000          1.119               --

  DWSII Janus Growth & Income Subaccount (Class B)
  (8/03).............................................  2006      1.095          1.152               --
                                                       2005      1.000          1.095               --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (7/03)..........................................  2006      1.067          1.047               --
                                                       2005      1.000          1.067               --

  DWSII Large Cap Core Subaccount (Class B) (2/05)...  2006      1.094          1.203               --
                                                       2005      1.000          1.094              880

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      0.985          1.104               --
                                                       2005      1.000          0.985               --

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (8/03)...................................  2006      1.112          1.217               --
                                                       2005      1.000          1.112               --

  DWSII MFS Strategic Value Subaccount (Class B)
  (8/03).............................................  2006      0.995          1.018               --
                                                       2005      1.000          0.995               --

  DWSII Mid Cap Growth Subaccount (Class B) (8/03)...  2006      1.109          1.195               --
                                                       2005      1.000          1.109               --

  DWSII Moderate Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.025          1.108               --
                                                       2005      1.000          1.025               --

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      1.000          1.016               --
                                                       2005      1.000          1.000               --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      0.979          0.993               --
                                                       2005      1.000          0.979               --

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.037          1.060               --
                                                       2005      1.000          1.037               --

  DWSII Strategic Income Subaccount (Class B)
  (6/03).............................................  2006      0.985          1.045               --
                                                       2005      1.000          0.985               --

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.050          1.028            7,117
                                                       2005      1.000          1.050               --

  DWSII Templeton Foreign Value Subaccount (Class B)
  (1/05).............................................  2006      1.060          1.262               --
                                                       2005      1.000          1.060               --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.088          1.127              883
                                                       2005      1.000          1.088              885

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (4/06)...  2006      1.003          1.064               --

                         SEPARATE ACCOUNT CHARGES 2.60%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (7/03)...............  2006      1.383          1.691             --
                                                       2005      1.215          1.383             --
                                                       2004      1.000          1.215             --

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (6/03).............................................  2006      1.095          1.098             --
                                                       2005      1.039          1.095             --
                                                       2004      1.000          1.039             --

  Alger American Leveraged AllCap Subaccount (Class
  S) (7/03)..........................................  2006      1.168          1.354             --
                                                       2005      1.050          1.168             --
                                                       2004      1.000          1.050             --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (7/03).............................................  2006      1.602          2.068             --
                                                       2005      1.285          1.602             --
                                                       2004      1.000          1.285             --

  Credit Suisse Trust Global Small Cap Subaccount
  (6/03).............................................  2006      1.268          1.399             --
                                                       2005      1.121          1.268             --
                                                       2004      1.000          1.121             --

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (6/03).............................................  2006      1.195          1.254             --
                                                       2005      1.126          1.195             --
                                                       2004      1.000          1.126             --

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (9/03)............................  2006      1.034          1.098             --
                                                       2005      1.027          1.034             --
                                                       2004      1.000          1.027             --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.004          1.127             --
                                                       2005      1.000          1.004             --

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (6/03)...................................  2006      1.388          1.854             --
                                                       2005      1.279          1.388             --
                                                       2004      1.000          1.279             --

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (6/05)..............  2006      0.992          1.008             --
                                                       2005      1.000          0.992             --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.097          1.156             --
                                                       2005      1.037          1.097             --
                                                       2004      1.000          1.037             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.357          1.611             --
                                                       2005      1.179          1.357             --
                                                       2004      1.000          1.179             --

  DWSI Growth & Income Subaccount (Class B) (6/03)...  2006      1.096          1.210             --
                                                       2005      1.064          1.096             --
                                                       2004      1.000          1.064             --

  DWSI Health Care Subaccount (Class B) (6/03).......  2006      1.099          1.133             --
                                                       2005      1.044          1.099             --
                                                       2004      1.000          1.044             --

  DWSI International Subaccount (Class B) (7/03).....  2006      1.299          1.588             --
                                                       2005      1.152          1.299             --
                                                       2004      1.000          1.152             --

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (7/03)..........................................  2006      1.057          1.099             --
                                                       2005      1.089          1.057             --
                                                       2004      1.000          1.089             --

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.052          1.126             --
                                                       2005      1.039          1.052             --
                                                       2004      1.000          1.039             --

  DWSII Blue Chip Subaccount (Class B) (6/03)........  2006      1.167          1.310             --
                                                       2005      1.092          1.167             --
                                                       2004      1.000          1.092             --

  DWSII Conservative Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.074          1.138             --
                                                       2005      1.056          1.074             --
                                                       2004      1.002          1.056             --

  DWSII Core Fixed Income Subaccount (Class B)
  (6/03).............................................  2006      1.032          1.045             --
                                                       2005      1.040          1.032             --
                                                       2004      1.000          1.040             --

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.138          1.268             --
                                                       2005      1.069          1.138             --
                                                       2004      1.000          1.069             --

  DWSII Dreman High Return Equity Subaccount (Class
  B) (6/03)..........................................  2006      1.174          1.352             --
                                                       2005      1.121          1.174             --
                                                       2004      1.000          1.121             --

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.268          1.540             --
                                                       2005      1.185          1.268             --
                                                       2004      1.000          1.185             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.381          1.744             --
                                                       2005      1.157          1.381             --
                                                       2004      1.000          1.157             --

  DWSII Government & Agency Securities Subaccount
  (Class B) (6/03)...................................  2006      1.028          1.039             --
                                                       2005      1.032          1.028             --
                                                       2004      1.000          1.032             --

  DWSII Growth Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.128          1.239             --
                                                       2005      1.092          1.128             --
                                                       2004      1.016          1.092             --

  DWSII High Income Subaccount (Class B) (6/03)......  2006      1.108          1.189             --
                                                       2005      1.100          1.108             --
                                                       2004      1.000          1.100             --

  DWSII Income Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.048          1.060             --
                                                       2005      1.039          1.048             --
                                                       2004      1.005          1.039             --

  DWSII Index 500 Subaccount (Class B) (7/03)........  2006      1.080          1.080             --
                                                       2005      1.068          1.080             --
                                                       2004      1.000          1.068             --

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.293          1.576             --
                                                       2005      1.164          1.293             --
                                                       2004      1.000          1.164             --

  DWSII Janus Growth & Income Subaccount (Class B)
  (8/03).............................................  2006      1.192          1.254             --
                                                       2005      1.095          1.192             --
                                                       2004      1.000          1.095             --

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (7/03)..........................................  2006      1.133          1.111             --
                                                       2005      1.086          1.133             --
                                                       2004      1.000          1.086             --

  DWSII Large Cap Core Subaccount (Class B) (2/05)...  2006      1.140          1.253             --
                                                       2005      1.027          1.140             --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.058          1.185             --
                                                       2005      1.069          1.058             --
                                                       2004      1.000          1.069             --

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (8/03)...................................  2006      1.201          1.313             --
                                                       2005      1.088          1.201             --
                                                       2004      1.000          1.088             --

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII MFS Strategic Value Subaccount (Class B)
  (8/03).............................................  2006      1.096          1.121             --
                                                       2005      1.131          1.096             --
                                                       2004      1.000          1.131             --

  DWSII Mid Cap Growth Subaccount (Class B) (8/03)...  2006      1.188          1.279             --
                                                       2005      1.063          1.188             --
                                                       2004      1.000          1.063             --

  DWSII Moderate Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.099          1.188             --
                                                       2005      1.074          1.099             --
                                                       2004      0.999          1.074             --

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.988          1.003             --
                                                       2005      0.990          0.988             --
                                                       2004      1.000          0.990             --

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      0.962          0.975             --
                                                       2005      1.034          0.962             --
                                                       2004      1.000          1.034             --

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.121          1.144             --
                                                       2005      1.077          1.121             --
                                                       2004      1.000          1.077             --

  DWSII Strategic Income Subaccount (Class B)
  (6/03).............................................  2006      1.091          1.156             --
                                                       2005      1.099          1.091             --
                                                       2004      1.000          1.099             --

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.042          1.020             --
                                                       2005      1.036          1.042             --
                                                       2004      1.000          1.036             --

  DWSII Templeton Foreign Value Subaccount (Class B)
  (1/05).............................................  2006      1.122          1.336             --
                                                       2005      1.028          1.122             --

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.197          1.239             --
                                                       2005      1.104          1.197             --
                                                       2004      1.000          1.104             --

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (4/06)...  2006      1.003          1.064             --

                         SEPARATE ACCOUNT CHARGES 2.65%

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------
AIM Variable Insurance Funds
  AIM V.I. Utilities Subaccount (7/03)...............  2006      1.364          1.667            9,998
                                                       2005      1.199          1.364            8,423
                                                       2004      1.000          1.199            9,585

Alger American Fund
  Alger American Balanced Subaccount (Class S)
  (6/03).............................................  2006      1.068          1.071               --
                                                       2005      1.014          1.068          173,876
                                                       2004      1.000          1.014          193,195

  Alger American Leveraged AllCap Subaccount (Class
  S) (7/03)..........................................  2006      1.185          1.373               --
                                                       2005      1.066          1.185               --
                                                       2004      1.000          1.066               --

Credit Suisse Trust
  Credit Suisse Trust Emerging Markets Subaccount
  (7/03).............................................  2006      1.447          1.867            9,041
                                                       2005      1.161          1.447           99,130
                                                       2004      1.000          1.161          115,538

  Credit Suisse Trust Global Small Cap Subaccount
  (6/03).............................................  2006      1.277          1.408           11,242
                                                       2005      1.129          1.277           32,447
                                                       2004      1.000          1.129           28,010

Dreyfus Investment Portfolios
  Dreyfus MidCap Stock Subaccount (Service Shares)
  (6/03).............................................  2006      1.181          1.239           22,564
                                                       2005      1.114          1.181           58,578
                                                       2004      1.000          1.114           62,790

Dreyfus Socially Responsible Growth Fund, Inc.
  Dreyfus Socially Responsible Growth Subaccount
  (Service Shares) (9/03)............................  2006      1.049          1.113               --
                                                       2005      1.042          1.049               --
                                                       2004      1.000          1.042               --

DWS Investments VIT Funds
  DWS VIT Equity 500 Index Subaccount (Class B)
  (9/05).............................................  2006      1.004          1.126               --
                                                       2005      1.000          1.004            1,564

  DWS VIT RREEF Real Estate Securites Subaccount
  (Class B) (6/03)...................................  2006      1.311          1.750           27,916
                                                       2005      1.209          1.311           65,760
                                                       2004      1.000          1.209           63,171

DWS Variable Series I
  DWSI Bond Subaccount (Class B) (6/05)..............  2006      0.991          1.007               --
                                                       2005      1.000          0.991               --

  DWSI Capital Growth Subaccount (Class B) (7/03)....  2006      1.113          1.173           67,253
                                                       2005      1.053          1.113          214,716
                                                       2004      1.000          1.053          126,915

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSI Global Opportunities Subaccount (Class B)
  (7/03).............................................  2006      1.371          1.628            3,420
                                                       2005      1.193          1.371            3,530
                                                       2004      1.000          1.193            3,201

  DWSI Growth & Income Subaccount (Class B) (6/03)...  2006      1.111          1.226           19,870
                                                       2005      1.079          1.111          182,543
                                                       2004      1.000          1.079           12,452

  DWSI Health Care Subaccount (Class B) (6/03).......  2006      1.091          1.124           30,618
                                                       2005      1.037          1.091           34,597
                                                       2004      1.000          1.037           34,237

  DWSI International Subaccount (Class B) (7/03).....  2006      1.280          1.563           29,540
                                                       2005      1.135          1.280          199,562
                                                       2004      1.000          1.135          192,174

DWS Variable Series II
  DWSII Dreman Financial Services Subaccount (Class
  B) (7/03)..........................................  2006      1.026          1.067               --
                                                       2005      1.058          1.026            1,552
                                                       2004      1.000          1.058           20,131

  DWSII Balanced Subaccount (Class B) (7/03).........  2006      1.043          1.116           41,166
                                                       2005      1.031          1.043          506,574
                                                       2004      1.000          1.031          648,694

  DWSII Blue Chip Subaccount (Class B) (6/03)........  2006      1.185          1.329          123,220
                                                       2005      1.109          1.185          126,279
                                                       2004      1.000          1.109           61,768

  DWSII Conservative Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.073          1.137          194,482
                                                       2005      1.055          1.073          472,263
                                                       2004      1.002          1.055               --

  DWSII Core Fixed Income Subaccount (Class B)
  (6/03).............................................  2006      0.985          0.997          112,502
                                                       2005      0.993          0.985          329,763
                                                       2004      1.000          0.993          567,333

  DWSII Davis Venture Value Subaccount (Class B)
  (7/03).............................................  2006      1.134          1.263           45,727
                                                       2005      1.066          1.134          237,042
                                                       2004      1.000          1.066          228,243

  DWSII Dreman High Return Equity Subaccount (Class
  B) (6/03)..........................................  2006      1.165          1.341           77,898
                                                       2005      1.113          1.165           94,651
                                                       2004      1.000          1.113           93,295

  DWSII Dreman Small Mid Cap Value Subaccount (Class
  B) (7/03)..........................................  2006      1.246          1.512           48,585
                                                       2005      1.165          1.246           71,846
                                                       2004      1.000          1.165           46,584

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII Global Thematic Subaccount (Class B) (8/03)..  2006      1.338          1.690           18,090
                                                       2005      1.122          1.338          128,903
                                                       2004      1.000          1.122          141,027

  DWSII Government & Agency Securities Subaccount
  (Class B) (6/03)...................................  2006      0.994          1.005           32,713
                                                       2005      0.998          0.994          353,704
                                                       2004      1.000          0.998          323,868

  DWSII Growth Allocation Subaccount (Class B)
  (9/04).............................................  2006      1.128          1.237               --
                                                       2005      1.092          1.128          265,930
                                                       2004      1.016          1.092               --

  DWSII High Income Subaccount (Class B) (6/03)......  2006      1.090          1.169           41,131
                                                       2005      1.082          1.090          142,030
                                                       2004      1.000          1.082          148,145

  DWSII Income Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.047          1.059               --
                                                       2005      1.039          1.047               --
                                                       2004      1.005          1.039               --

  DWSII Index 500 Subaccount (Class B) (7/03)........  2006      1.095          1.095               --
                                                       2005      1.083          1.095               --
                                                       2004      1.000          1.083           19,465

  DWSII International Select Equity Subaccount (Class
  B) (7/03)..........................................  2006      1.275          1.553           31,797
                                                       2005      1.148          1.275          132,721
                                                       2004      1.000          1.148          118,454

  DWSII Janus Growth & Income Subaccount (Class B)
  (8/03).............................................  2006      1.196          1.257            6,867
                                                       2005      1.099          1.196            6,818
                                                       2004      1.000          1.099            6,963

  DWSII Janus Growth Opportunities Subaccount (Class
  B) (7/03)..........................................  2006      1.153          1.130               --
                                                       2005      1.105          1.153            8,893
                                                       2004      1.000          1.105           24,422

  DWSII Large Cap Core Subaccount (Class B) (2/05)...  2006      1.139          1.251               --
                                                       2005      1.036          1.139               --

  DWSII Large Cap Value Subaccount (Class B) (7/03)..  2006      1.067          1.194           62,780
                                                       2005      1.078          1.067           62,803
                                                       2004      1.000          1.078               --

  DWSII Legg Mason Aggressive Growth Subaccount
  (Class B) (8/03)...................................  2006      1.214          1.327               --
                                                       2005      1.101          1.214           21,188
                                                       2004      1.000          1.101           21,188

                                                             UNIT VALUE AT                 NUMBER OF UNITS
                                                              BEGINNING OF  UNIT VALUE AT   OUTSTANDING AT
PORTFOLIO NAME                                         YEAR       YEAR       END OF YEAR     END OF YEAR
--------------                                         ----  -------------  -------------  ---------------

  DWSII MFS Strategic Value Subaccount (Class B)
  (8/03).............................................  2006      1.102          1.127               --
                                                       2005      1.138          1.102           35,283
                                                       2004      1.000          1.138           64,106

  DWSII Mid Cap Growth Subaccount (Class B) (8/03)...  2006      1.164          1.253            2,923
                                                       2005      1.042          1.164           45,378
                                                       2004      1.000          1.042           45,980

  DWSII Moderate Allocation Subaccount (Class B)
  (8/04).............................................  2006      1.098          1.186          226,931
                                                       2005      1.073          1.098          249,729
                                                       2004      0.999          1.073          273,922

  DWSII Money Market Subaccount (Class B) (7/03).....  2006      0.981          0.996           94,237
                                                       2005      0.983          0.981           95,008
                                                       2004      1.000          0.983          102,225

  DWSII Oak Strategic Equity Subaccount (Class B)
  (7/03).............................................  2006      0.942          0.954               --
                                                       2005      1.013          0.942           82,059
                                                       2004      1.000          1.013           84,018

  DWSII Small Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.106          1.128           23,908
                                                       2005      1.064          1.106           68,650
                                                       2004      1.000          1.064           22,185

  DWSII Strategic Income Subaccount (Class B)
  (6/03).............................................  2006      1.047          1.109           94,306
                                                       2005      1.055          1.047          301,604
                                                       2004      1.000          1.055          241,964

  DWSII Technology Subaccount (Class B) (7/03).......  2006      1.049          1.026           30,101
                                                       2005      1.043          1.049           46,059
                                                       2004      1.000          1.043           46,073

  DWSII Templeton Foreign Value Subaccount (Class B)
  (1/05).............................................  2006      1.121          1.334               --
                                                       2005      1.052          1.121              354

  DWSII Turner Mid Cap Growth Subaccount (Class B)
  (7/03).............................................  2006      1.187          1.228            8,109
                                                       2005      1.096          1.187            8,299
                                                       2004      1.000          1.096            8,551

Metropolitan Series Fund, Inc.
  MSF MFS Total Return Subaccount (Class B) (4/06)...  2006      1.003          1.064               --



The date next to each funding option name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amounts allocated to them or were not available as of December 31, 2006.

Number of Units Outstanding at End of Year may include units for Contracts Owners in payout phase, where appropriate.

If an accumulation unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Variable Funding Option mergers and substitutions that occurred between January 1, 2005 and December 31, 2006, are displayed below. Please see Appendix C for more information on Variable Funding Option name changes, mergers and substitutions.

Effective on or about 04/29/2005, Scudder Variable Series I-21st Century Growth Portfolio merged into Scudder Variable Series II-Scudder Small Cap Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-Scudder Growth Portfolio merged into Scudder Variable Series I-Capital Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-SVS Eagle Focused Large Cap Growth Portfolio merged into Scudder Variable Series I-Capital Growth Portfolio and is no longer available as a funding option.

Effective on or about 04/29/2005, Scudder Variable Series II-SVS Focused Vale and Growth Portfolio merged into Scudder Variable Series I-Growth and Income Portfolio and is no longer available as a funding option.

Effective on or about 09/19/2005, Scudder Variable Series II-SVS Index 500 Portfolio merged into Scudder Investments VIT Funds-Scudder VIT Equity Index 500 Fund and is no longer available as a funding option.

Effective on or about 05/01/2006, The Alger American Fund-Alger American Balanced Portfolio was replaced by Metropolitan Series Fund, Inc.-MFS Total Return Portfolio and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS Dreman Financial Services VIP merged into DWS Variable Series II-DWS Dreman High Return Equity VIP and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS Income Allocation VIP merged into DWS Variable Series II-DWS Conservative Allocation VIP and is no longer available as a funding option.

Effective on or about 09/18/2006, DWS Variable Series II-DWS MFS(R) Strategic Value VIP merged into DWS Variable Series II-DWS Dreman High Return Equity VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Janus Growth Opportunities VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Legg Mason Aggressive Growth VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Mercury Large Cap Core VIP merged into DWS Variable Series I-DWS Growth & Income VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Oak Strategic Equity VIP merged into DWS Variable Series I-DWS Capital Growth VIP and is no longer available as a funding option.

Effective on or about 12/11/2006, DWS Variable Series II-DWS Templeton Foreign Value VIP merged into DWS Variable Series I-DWS International VIP and is no longer available as a funding option.

ANNUAL REPORT
December 31, 2006


                      MetLife of CT Separate Account Twelve
                             for Variable Annuities
                                       of
                 MetLife Life and Annuity Company of Connecticut

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Policyholders of
MetLife of CT Separate Account Twelve for Variable Annuities and the Board of Directors of MetLife Life and Annuity Company of Connecticut:

We have audited the accompanying statement of assets and liabilities of the Subaccounts (as disclosed in Appendix A) comprising MetLife of CT Separate Account Twelve for Variable Annuities (formerly, The Travelers Separate Account Twelve for Variable Annuities) (the "Separate Account") of MetLife Life and Annuity Company of Connecticut (formerly, The Travelers Life and Annuity Company) ("MLAC") as of December 31, 2006, the related statement of operations for the period in the year then ended, and the statements of changes in net assets for each of the periods in the two years then ended. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial highlights of the Separate Account included in footnote 5 for the periods in the three years ended December 31, 2004, were audited by other auditors whose report, dated March 21, 2005, expressed an unqualified opinion on those financial highlights.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2006, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Subaccounts comprising the Separate Account of MLAC as of December 31, 2006, the results of their operations for the period in the year then ended, and the changes in their net assets for each of the periods in the two years then ended, in conformity with accounting principles generally accepted in the United States of America.




/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, Florida
March 19, 2007
(December 7, 2007 as to Note 7)

                                   APPENDIX A

AIM V.I. Capital Appreciation Subaccount (Series II)
AIM V.I. Mid Cap Core Equity Subaccount (Series II)
AIM V.I. Utilities Subaccount
Alger American Balanced Subaccount (Class S)
Alger American Leveraged All Cap Subaccount (Class S) AllianceBernstein Large-Cap Growth Subaccount (Class B)
American Funds Global Growth Subaccount (Class 2)
American Funds Growth Subaccount (Class 2)
American Funds Growth-Income Subaccount (Class 2)
Capital Appreciation Subaccount
Credit Suisse Trust Emerging Markets Subaccount
Credit Suisse Trust Global Small Cap Subaccount
Delaware VIP REIT Subaccount (Standard Class)
Dreyfus Mid Cap Stock Subaccount (Service Shares)
Dreyfus Socially Responsible Growth Subaccount (Service Shares) Dreyfus VIF Appreciation Subaccount (Initial Shares)
Dreyfus VIF Developing Leaders Subaccount (Initial Shares)
DWS VIT Equity 500 Index Subaccount (Class B)
DWS VIT RREEF Real Estate Securites Subaccount (Class B)
DWSI Bond Subaccount (Class B)
DWSI Capital Growth Subaccount (Class B)
DWSI Global Opportunities Subaccount (Class B)
DWSI Growth & Income Subaccount (Class B)
DWSI Health Care Subaccount (Class B)
DWSI International Subaccount (Class B)
DWSII Dreman Financial Services Subaccount (Class B)
DWSII All Cap Growth Subaccount (Class B)
DWSII Balanced Subaccount (Class B)
DWSII Blue Chip Subaccount (Class B)
DWSII Conservative Allocation Subaccount (Class B)
DWSII Core Fixed Income Subaccount (Class B)
DWSII Davis Venture Value Subaccount (Class B)
DWSII Dreman High Return Equity Subaccount (Class B)
DWSII Dreman Small Mid Cap Value Subaccount (Class B)
DWSII Foreign Value Subaccount (Class B)
DWSII Global Thematic Subaccount (Class B)
DWSII Government & Agency Securities Subaccount (Class B)
DWSII Growth Allocation Subaccount (Class B)
DWSII High Income Subaccount (Class B)
DWSII Income Allocation Subaccount (Class B)
DWSII International Select Equity Subaccount (Class B)
DWSII Janus Growth & Income Subaccount (Class B)
DWSII Janus Growth Opportunities Subaccount (Class B)
DWSII Large Cap Core Subaccount (Class B)
DWSII Large Cap Value Subaccount (Class B)
DWSII MFS(R) Strategic Value Subaccount (Class B)
DWSII Mid Cap Growth Subaccount (Class B)
DWSII Moderate Allocation Subaccount (Class B)
DWSII Money Market Subaccount (Class B)
DWSII Oak Strategic Equity Subaccount (Class B)
DWSII Small Cap Growth Subaccount (Class B)
DWSII Strategic Income Subaccount (Class B)
DWSII Technology Subaccount (Class B)
DWSII Turner Mid Cap Growth Subaccount (Class B)
FAMVS Mercury Global Allocation V.I. Subaccount (Class III)
FAMVS Mercury Value Opportunities V.I. Subaccount (Class III)
FTVIPT Franklin Rising Dividends Securities Subaccount (Class 2) FTVIPT Franklin Small-Mid Cap Growth Securities Subaccount (Class 2) FTVIPT Mutual Shares Securities Subaccount (Class 2)
FTVIPT Templeton Developing Markets Securities Subaccount (Class 2) FTVIPT Templeton Foreign Securities Subaccount (Class 2)
FTVIPT Templeton Growth Securities Subaccount (Class 2)
High yield Bond Subaccount
Janus Aspen Balanced Subaccount (Service Shares)
Janus Aspen Global Life Sciences Subaccount (Service Shares)
Janus Aspen Global Technology Subaccount (Service Shares)
Janus Aspen Worldwide Growth Subaccount (Service Shares)
Lazard Retirement Small Cap Subaccount
LMPVPI All Cap Subaccount (Class I)
LMPVPI All Cap Subaccount (Class II)
LMPVPI Investors Subaccount (Class I)
LMPVPI Large Cap Growth Subaccount (Class I)
LMPVPI Small Cap Growth Subaccount (Class I)
LMPVPI Total Return Subaccount (Class II)
LMPVPII Aggressive Growth Subaccount (Class I)
LMPVPII Aggressive Growth Subaccount (Class II)
LMPVPII Equity Index Subaccount (Class II)
LMPVPII Growth and Income Subaccount (Class I)
LMPVPIII Adjustable Rate Income Subaccount
LMPVPIII Social Awareness Stock Subaccount
Lord Abbett Growth and Income Subaccount (Class VC)
Lord Abbett Mid-Cap Value Subaccount (Class VC)
Managed Assets Subaccount
MIST Batterymarch Mid-Cap Stock Subaccount (Class A)
MIST BlackRock High Yield Subaccount (Class A)
MIST BlackRock Large-Cap Core Subaccount (Class A)
MIST Dreman Small-Cap Value Subaccount (Class A)
MIST Harris Oakmark International Subaccount (Class A)
MIST Janus Capital Appreciation Subaccount (Class A)
MIST Legg Mason Partners Managed Assets Subaccount (Class A)
MIST Lord Abbett Bond Debenture Subaccount (Class A)
MIST Lord Abbett Growth and Income Subaccount (Class B)
MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
MIST Met/AIM Capital Appreciation Subaccount (Class A)
MIST Met/AIM Small Cap Growth Subaccount (Class A)
MIST MFS(R) Value Subaccount (Class A)
MIST Neuberger Berman Real Estate Subaccount (Class A)
MIST Oppenheimer Capital Appreciation Subaccount (Class B)
MIST Pioneer Fund Subaccount (Class A)
MIST Pioneer Mid-Cap Value Subaccount (Class A)
MIST Pioneer Strategic Income Subaccount (Class A)
MIST Third Avenue Small Cap Value Subaccount (Class B)
Money Market Subaccount
MSF BlackRock Aggressive Growth Subaccount (Class D)
MSF BlackRock Bond Income Subaccount (Class A)
MSF BlackRock Money Market Subaccount (Class A)
MSF Fl Large Cap Subaccount (Class A)
MSF Fl Value Leaders Subaccount (Class D)
MSF MetLife Aggressive Allocation Subaccount (Class B)
MSF MetLife Conservative Allocation Subaccount (Class B)
MSF MetLife Conservative to Moderate Allocation Subaccount (Class B) MSF MetLife Moderate Allocation Subaccount (Class B)
MSF MetLife Moderate to Aggressive Allocation Subaccount (Class B) MSF MFS(R) Total Return Subaccount (Class B)
MSF MFS(R) Total Return Subaccount (Class F)
MSF Oppenheimer Global Equity Subaccount (Class B)
MSF T. Rowe Price Large Cap Growth Subaccount (Class B)
MSF Western Asset Management High Yield Bond Subaccount (Class A) MSF Western Asset Management U.S. Government Subaccount (Class A) Oppenheimer Capital Appreciation Subaccount/VA (Service Shares) Oppenheimer Global Securities Subaccount/VA (Service Shares) Oppenheimer Main Street/VA Subaccount (Service Shares)
PIMCO VIT Real Return Subaccount (Administrative Class)
PIMCO VIT Total Return Subaccount (Administrative Class)
Pioneer America Income VCT Subaccount (Class II)
Pioneer AmPac Growth VCT Subaccount (Class II)
Pioneer Balanced VCT Subaccount (Class II)
Pioneer Cullen Value VCT Subaccount (Class II)
Pioneer Emerging Markets VCT Subaccount (Class II)
Pioneer Equity Income VCT Subaccount (Class II)
Pioneer Equity Opportunity VCT Subaccount (Class II)
Pioneer Europe VCT Subaccount (Class II)
Pioneer Fund VCT Subaccount (Class II)

Pioneer Global High Yield VCT Subaccount (Class II)
Pioneer Growth Shares VCT Subaccount (Class II)
Pioneer High Yield VCT Subaccount (Class II)
Pioneer Ibbotson Aggressive Allocation VCT Subaccount (Class II)
Pioneer Ibbotson Growth Allocation VCT Subaccount (Class II)
Pioneer Ibbotson Moderate Allocation VCT Subaccount (Class II)
Pioneer International Value VCT Subaccount (Class II)
Pioneer Mid Cap Value VCT Subaccount (Class II)
Pioneer Oak Ridge Large Cap Growth VCT Subaccount (Class II)
Pioneer Real Estate Shares VCT Subaccount (Class II)
Pioneer Small and Mid Cap Growth VCT Subaccount (Class II)
Pioneer Small Cap Value VCT Subaccount (Class II)
Pioneer Small Company VCT Subaccount (Class II)
Pioneer Strategic Income VCT Subaccount (Class II)
Pioneer Value VCT Subaccount (Class II)
Putnam VT International Equity Subaccount (Class IB)
Putnam VT Small Cap Value Subaccount (Class IB)
Travelers AIM Capital Appreciation Subaccount
Travelers Convertible Securities Subaccount
Travelers Disciplined Mid Cap Stock Subaccount
Travelers Equity Income Subaccount
Travelers Federated High Yield Subaccount
Travelers Federated Stock Subaccount
Travelers Large Cap Subaccount
Travelers Managed Allocation Series: Aggressive Subaccount
Travelers Managed Allocation Series: Conservative Subaccount
Travelers Managed Allocation Series: Moderate Subaccount
Travelers Managed Allocation Series: Moderate-Aggressive Subaccount Travelers Managed Allocation Series: Moderate-Conservative Subaccount Travelers Mercury Large Cap Core Subaccount
Travelers MFS(R) Mid Cap Growth Subaccount
Travelers MFS(R) Total Return Subaccount
Travelers MFS(R) Value Subaccount
Travelers Mondrian International Stock Subaccount
Travelers Pioneer Fund Subaccount
Travelers Pioneer Mid Cap Value Subaccount
Travelers Pioneer Strategic Income Subaccount
Travelers Quality Bond Subaccount
Travelers Strategic Equity Subaccount
Travelers Style Focus Series: Small Cap Growth Subaccount
Travelers Style Focus Series: Small Cap Value Subaccount
Travelers U.S. Government Securities Subaccount
Van Kampen LIT Comstock Subaccount (Class II)
Van Kampen LIT Enterprise Subaccount (Class II)
VIP Contrafund(R) Subaccount (Service Class 2)
VIP Dynamic Capital Appreciation Subaccount (Service Class 2)
VIP Mid Cap Subaccount (Service Class 2)

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                       STATEMENT OF ASSETS AND LIABILITIES
                                December 31, 2006

                                             AIM V.I. Capital  AIM V.I. Mid Cap                    Alger American
                                               Appreciation      Core Equity        AIM V.I.     Leveraged All Cap
                                                Subaccount        Subaccount        Utilities        Subaccount
                                                (Series II)       (Series II)      Subaccount         (Class S)
                                              -------------     -------------    -------------     -------------
Assets:
  Investments at market value............     $   7,132,174     $   4,142,123    $   2,091,023     $   1,491,892
  Receivables:
    Dividends............................                --                --               --                --
    Other assets ........................                --                --               --                --
                                              -------------     -------------    -------------     -------------
      Total Assets ......................         7,132,174         4,142,123        2,091,023         1,491,892
                                              -------------     -------------    -------------     -------------
Liabilities:
  Payables:
    Insurance charges....................               667               400              217               149
    Administrative fees..................                58                34               17                12
  Due to MetLife Life and Annuity
    Company of Connecticut...............                --             4,957               --                --
                                              -------------     -------------    -------------     -------------
      Total Liabilities..................               725             5,391              234               161
                                              -------------     -------------    -------------     -------------
Net Assets:                                   $   7,131,449     $   4,136,732    $   2,090,789     $   1,491,731
                                              =============     =============    =============     =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

                                              American Funds    American Funds   American Funds    Credit Suisse
                                              Global Growth         Growth        Growth-Income    Trust Emerging
                                                Subaccount        Subaccount       Subaccount          Markets
                                                 (Class 2)         (Class 2)        (Class 2)        Subaccount
                                              -------------     -------------    -------------     -------------
Assets:
  Investments at market value............     $  11,775,260     $  32,385,463    $  30,167,522     $   5,574,218
  Receivables:
    Dividends ...........................                --                --               --                --
    Other assets ........................                --                --               --                --
                                              -------------     -------------    -------------     -------------
      Total Assets.......................        11,775,260        32,385,463       30,167,522         5,574,218
                                              -------------     -------------    -------------     -------------
Liabilities:
  Payables:
    Insurance charges....................             1,165             3,224            3,017               565
    Administrative fees..................                97               266              248                46
  Due to MetLife Life and Annuity
    Company of Connecticut...............                21             1,336               --             1,590
                                              -------------     -------------    -------------     -------------
      Total Liabilities..................             1,283             4,826            3,265             2,201
                                              -------------     -------------    -------------     -------------
Net Assets:                                   $  11,773,977     $  32,380,637    $  30,164,257     $   5,572,017
                                              =============     =============    =============     =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

  Credit Suisse     Dreyfus MidCap    Dreyfus Socially      Dreyfus VIF        Dreyfus VIF
  Trust Global          Stock        Responsible Growth    Appreciation    Developing Leaders
   Small Cap          Subaccount         Subaccount         Subaccount         Subaccount
   Subaccount      (Service Shares)   (Service Shares)   (Initial Shares)   (Initial Shares)
 -------------      -------------      -------------      -------------      -------------
 $   1,281,893      $   6,051,060      $     195,826      $   2,141,214      $   4,726,925

            --                 --                 --                 --                 --
            --                 --                 --                 --                 --
 -------------      -------------      -------------      -------------      -------------
     1,281,893          6,051,060            195,826          2,141,214          4,726,925
 -------------      -------------      -------------      -------------      -------------


           136                611                 19                208                468
            11                 50                  2                 18                 39

         1,590              2,385                 --                 --                 --
 -------------      -------------      -------------      -------------      -------------
         1,737              3,046                 21                226                507
 -------------      -------------      -------------      -------------      -------------
 $   1,280,156      $   6,048,014      $     195,805      $   2,140,988      $   4,726,418
 =============      =============      =============      =============      =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

                                                                DWS VIT RREEF
                                              DWS VIT Equity     Real Estate                        DWSI Capital
                                                500 Index         Securities        DWSI Bond          Growth
                                                Subaccount        Subaccount       Subaccount        Subaccount
                                                 (Class B)         (Class B)        (Class B)         (Class B)
                                              -------------     -------------    -------------     -------------
Assets:
  Investments at market value............     $   6,500,043     $   6,831,958    $     118,611     $   9,100,069
  Receivables:
    Dividends ...........................                --                --               --                --
    Other assets ........................                --                --               --                --
                                              -------------     -------------    -------------     -------------
      Total Assets.......................         6,500,043         6,831,958          118,611         9,100,069
                                              -------------     -------------    -------------     -------------
Liabilities:
  Payables:
    Insurance charges....................               701               686               12               894
    Administrative fees..................                53                56                1                75
  Due to MetLife Life and Annuity
    Company of Connecticut...............                --             3,180               --             1,590
                                              -------------     -------------    -------------     -------------
      Total Liabilities..................               754             3,922               13             2,559
                                              -------------     -------------    -------------     -------------
Net Assets:                                   $   6,499,289     $   6,828,036    $     118,598     $   9,097,510
                                              =============     =============    =============     =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

    DWSI Global        DWSI Growth           DWSI               DWSI
    Opportunities       & Income          Health Care       International     DWSII  Balanced      DWSII Blue
     Subaccount        Subaccount         Subaccount         Subaccount         Subaccount       Chip Subaccount
      (Class B)         (Class B)          (Class B)          (Class B)          (Class B)          (Class B)
   -------------      -------------      -------------      -------------      -------------      -------------
   $   3,472,919      $   5,211,763      $   1,984,648      $   4,913,823      $   3,193,186      $   5,162,050

              --                 --                 --                 --                 --                 --
              --                 --                 --                 --                 --                 --
   -------------      -------------      -------------      -------------      -------------      -------------
       3,472,919          5,211,763          1,984,648          4,913,823          3,193,186          5,162,050
   -------------      -------------      -------------      -------------      -------------      -------------


             351                542                204                484                335                531
              29                 43                 16                 40                 26                 42

              --                 --                 --                 --                 --                 --
   -------------      -------------      -------------      -------------      -------------      -------------
             380                585                220                524                361                573
   -------------      -------------      -------------      -------------      -------------      -------------
   $   3,472,539      $   5,211,178      $   1,984,428      $   4,913,299      $   3,192,825      $   5,161,477
   =============      =============      =============      =============      =============      =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

                                                  DWSII                                             DWSII Dreman
                                               Conservative       DWSII Core      DWSII Davis       High Return
                                                Allocation       Fixed Income     Venture Value       Equity
                                                Subaccount        Subaccount       Subaccount       Subaccount
                                                 (Class B)         (Class B)        (Class B)        (Class B)
                                              -------------     -------------    -------------     -------------
Assets:
  Investments at market value............     $   6,827,687     $   6,979,726    $  12,120,618     $  14,554,026
  Receivables:
    Dividends ...........................                --                --               --                --
    Other assets ........................                --                --               --                --
                                              -------------     -------------    -------------     -------------
      Total Assets.......................         6,827,687         6,979,726       12,120,618        14,554,026
                                              -------------     -------------    -------------     -------------
Liabilities:
  Payables:
    Insurance charges....................               680               706            1,165             1,476
    Administrative fees..................                56                57              100               120
  Due to MetLife Life and Annuity
    Company of Connecticut...............                --                --               --             1,590
                                              -------------     -------------    -------------     -------------
      Total Liabilities..................               736               763            1,265             3,186
                                              -------------     -------------    -------------     -------------
Net Assets:                                   $   6,826,951     $   6,978,963    $  12,119,353     $  14,550,840
                                              =============     =============    =============     =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

     DWSII Dreman                             DWSII                                                     DWSII
    Small Mid Cap       DWSII Global       Government &       DWSII Growth        DWSII High        International
         Value            Thematic       Agency Securities     Allocation           Income          Select Equity
      Subaccount         Subaccount         Subaccount         Subaccount         Subaccount         Subaccount
       (Class B)          (Class B)          (Class B)          (Class B)          (Class B)          (Class B)
    -------------      -------------      -------------      -------------      -------------      -------------
    $   9,923,987      $   3,734,210      $   3,014,465      $  13,089,941      $   5,309,179      $   8,025,107

               --                 --                 --                 --                 --                 --
               --                 --                 --                 --                 --                 --
    -------------      -------------      -------------      -------------      -------------      -------------
        9,923,987          3,734,210          3,014,465         13,089,941          5,309,179          8,025,107
    -------------      -------------      -------------      -------------      -------------      -------------


              994                383                301              1,350                515                806
               81                 31                 25                107                 44                 66

              795                 --                 --                 --                 --                 --
    -------------      -------------      -------------      -------------      -------------      -------------
            1,870                414                326              1,457                559                872
    -------------      -------------      -------------      -------------      -------------      -------------
    $   9,922,117      $   3,733,796      $   3,014,139      $  13,088,484      $   5,308,620      $   8,024,235
    =============      =============      =============      =============      =============      =============

    The accompanying notes are an integral part of thesefinancial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

                                                  DWSII            DWSII            DWSII             DWSII
                                              Janus Growth       Large Cap         Mid Cap           Moderate
                                                & Income           Value           Growth           Allocation
                                               Subaccount        Subaccount       Subaccount        Subaccount
                                                (Class B)         (Class B)        (Class B)         (Class B)
                                              -------------     -------------    -------------     -------------
Assets:
  Investments at market value............     $   2,353,209     $   4,424,938    $     987,091     $  16,085,440
  Receivables:
    Dividends ...........................                --                --               --                --
    Other assets ........................                --                --               --                --
                                              -------------     -------------    -------------     -------------
      Total Assets.......................         2,353,209         4,424,938          987,091        16,085,440
                                              -------------     -------------    -------------     -------------
Liabilities:
  Payables:
    Insurance charges....................               235               443               98             1,649
    Administrative fees..................                19                36                8               132
  Due to MetLife Life and Annuity
    Company of Connecticut...............                --                --               --                --
                                              -------------     -------------    -------------     -------------
      Total Liabilities..................               254               479              106             1,781
                                              -------------     -------------    -------------     -------------
Net Assets:                                   $   2,352,955     $   4,424,459    $     986,985     $  16,083,659
                                              =============     =============    =============     =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

                        DWSII                                                 DWSII Turner     FTVIPT Franklin
  DWSII Money         Small Cap       DWSII Strategic         DWSII             Mid Cap        Rising Dividends
     Market             Growth             Income           Technology           Growth           Securities
   Subaccount         Subaccount         Subaccount         Subaccount         Subaccount         Subaccount
    (Class B)          (Class B)          (Class B)          (Class B)          (Class B)          (Class 2)
 -------------      -------------      -------------      -------------      -------------      -------------
 $   6,634,816      $   3,738,687      $   3,569,281      $   1,369,067      $   2,214,999      $  15,930,354

        12,391                 --                 --                 --                 --                 --
            --                 --                 --                 --                 --                 --
 -------------      -------------      -------------      -------------      -------------      -------------
     6,647,207          3,738,687          3,569,281          1,369,067          2,214,999         15,930,354
 -------------      -------------      -------------      -------------      -------------      -------------


           579                364                367                139                230              1,522
            55                 31                 29                 11                 18                131

            --                795                 --                 --              2,385              1,845
 -------------      -------------      -------------      -------------      -------------      -------------
           634              1,190                396                150              2,633              3,498
 -------------      -------------      -------------      -------------      -------------      -------------
 $   6,646,573      $   3,737,497      $   3,568,885      $   1,368,917      $   2,212,366      $  15,926,856
 =============      =============      =============      =============      =============      =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

                                                                                     FTVIPT
                                             FTVIPT Franklin   FTVIPT Templeton     Templeton       Janus Aspen
                                               Small-Mid Cap  Developing Markets    Foreign         Global Life
                                            Growth Securities     Securities       Securities         Sciences
                                                Subaccount        Subaccount       Subaccount        Subaccount
                                                 (Class 2)         (Class 2)        (Class 2)     (Service Shares)
                                              -------------     -------------    -------------     -------------
Assets:
  Investments at market value............     $   6,843,664     $   8,294,150    $  14,167,499     $     678,272
  Receivables:
    Dividends ...........................                --                --               --                --
    Other assets ........................                --                --               --                --
                                              -------------     -------------    -------------     -------------
      Total Assets.......................         6,843,664         8,294,150       14,167,499           678,272
                                              -------------     -------------    -------------     -------------
Liabilities:
  Payables:
    Insurance charges....................               657               840            1,399                70
    Administrative fees..................                56                68              117                 6
  Due to MetLife Life and Annuity
    Company of Connecticut...............                --                37               32                --
                                              -------------     -------------    -------------     -------------
      Total Liabilities..................               713               945            1,548                76
                                              -------------     -------------    -------------     -------------
Net Assets:                                   $   6,842,951     $   8,293,205    $  14,165,951     $     678,196
                                              =============     =============    =============     =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

   Janus Aspen       Janus Aspen                                                                    LMPVPI
     Global           Worldwide            LMPVPI             LMPVPI             LMPVPI            Large Cap
   Technology           Growth             All Cap            All Cap           Investors           Growth
   Subaccount         Subaccount         Subaccount         Subaccount         Subaccount         Subaccount
(Service Shares)   (Service Shares)       (Class I)         (Class II)          (Class I)          (Class I)
 -------------      -------------      -------------      -------------      -------------      -------------
 $     876,455      $     435,833      $   4,177,097      $     464,795      $   2,606,975      $   2,458,096

            --                 --                 --                 --                 --                 --
            --                 --                 --                 --                 --                 --
 -------------      -------------      -------------      -------------      -------------      -------------
       876,455            435,833          4,177,097            464,795          2,606,975          2,458,096
 -------------      -------------      -------------      -------------      -------------      -------------


            89                 44                407                 43                254                233
             7                  3                 34                  4                 21                 20

            21                 --                 --                 --                 --                 --
 -------------      -------------      -------------      -------------      -------------      -------------
           117                 47                441                 47                275                253
 -------------      -------------      -------------      -------------      -------------      -------------
 $     876,338      $     435,786      $   4,176,656      $     464,748      $   2,606,700      $   2,457,843
 =============      =============      =============      =============      =============      =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

                                                  LMPVPI                             LMPVPII           LMPVPII
                                                Small Cap           LMPVPI         Aggressive        Aggressive
                                                  Growth         Total Return        Growth            Growth
                                                Subaccount        Subaccount       Subaccount        Subaccount
                                                 (Class I)        (Class II)        (Class I)        (Class II)
                                              -------------     -------------    -------------     -------------
Assets:
  Investments at market value............     $   4,787,324     $   5,559,375    $   5,772,617     $   9,731,655
  Receivables:
    Dividends ...........................                --                --               --                --
    Other assets ........................                --                --               --                --
                                              -------------     -------------    -------------     -------------
      Total Assets.......................         4,787,324         5,559,375        5,772,617         9,731,655
                                              -------------     -------------    -------------     -------------
Liabilities:
  Payables:
    Insurance charges....................               475               533              560               952
    Administrative fees..................                40                46               48                80
  Due to MetLife Life and Annuity
    Company of Connecticut...............                --                --              848                --
                                              -------------     -------------    -------------     -------------
      Total Liabilities..................               515               579            1,456             1,032
                                              -------------     -------------    -------------     -------------
Net Assets:                                   $   4,786,809     $   5,558,796    $   5,771,161     $   9,730,623
                                              =============     =============    =============     =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006


                       LMPVPII                              LMPVPIII          Lord Abbett        Lord Abbett
   LMPVPII             Growth            LMPVPIII            Social             Growth             Mid-Cap
 Equity Index        and Income         Adjustable         Awareness          and Income            Value
  Subaccount         Subaccount         Rate Income          Stock            Subaccount         Subaccount
  (Class II)          (Class I)         Subaccount         Subaccount         (Class VC)         (Class VC)
-------------      -------------      -------------      -------------      -------------      -------------
$   9,015,928      $   1,641,196      $   2,291,303      $     951,480      $   8,597,976      $   9,350,651

           --                 --                 --                 --                 --                 --
           --                 --                 --                 --                 --                 --
-------------      -------------      -------------      -------------      -------------      -------------
    9,015,928          1,641,196          2,291,303            951,480          8,597,976          9,350,651
-------------      -------------      -------------      -------------      -------------      -------------


          888                162                240                 81                861                929
           74                 14                 19                  8                 71                 77

           --                 --                 27                 --                 90                 37
-------------      -------------      -------------      -------------      -------------      -------------
          962                176                286                 89              1,022              1,043
-------------      -------------      -------------      -------------      -------------      -------------
$   9,014,966      $   1,641,020      $   2,291,017      $     951,391      $   8,596,954      $   9,349,608
=============      =============      =============      =============      =============      =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

                                                   MIST                          MIST BlackRock      MIST Dreman
                                               Batterymarch     MIST BlackRock      Large-Cap         Small-Cap
                                               Mid-Cap Stock      High Yield          Core              Value
                                                Subaccount        Subaccount       Subaccount        Subaccount
                                                 (Class A)         (Class A)        (Class A)         (Class A)
                                              -------------     -------------    -------------     -------------
Assets:
  Investments at market value............     $   2,909,797     $   3,167,534    $   5,006,389     $     156,190
  Receivables:
    Dividends ...........................                --                --               --                --
    Other assets ........................                --                --               --                --
                                              -------------     -------------    -------------     -------------
      Total Assets.......................         2,909,797         3,167,534        5,006,389           156,190
                                              -------------     -------------    -------------     -------------
Liabilities:
  Payables:
    Insurance charges....................               276               312              518                16
    Administrative fees..................                24                26               41                 2
  Due to MetLife Life and Annuity
    Company of Connecticut...............                --                53              --                --
                                              -------------     -------------    -------------     -------------
      Total Liabilities..................               300               391              559                18
                                              -------------     -------------    -------------     -------------
Net Assets:                                   $   2,909,497     $   3,167,143    $   5,005,830     $     156,172
                                              =============     =============    =============     =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

                                                                                  MIST
   MIST Harris        MIST Janus                               MIST            Lord Abbett           MIST
    Oakmark            Capital         MIST Legg Mason      Lord Abbett          Growth           Lord Abbett
  International      Appreciation     Partners Managed    Bond Debenture       and Income        Mid-Cap Value
   Subaccount         Subaccount      Assets Subaccount     Subaccount         Subaccount         Subaccount
    (Class A)          (Class A)          (Class A)          (Class A)          (Class B)          (Class B)
 -------------      -------------      -------------      -------------      -------------      -------------
 $   3,430,377      $   4,533,161      $   2,511,615      $   3,953,248      $   6,422,647      $     145,014

            --                 --                 --                 --                 --                 --
            --                 --                 --                 --                 --                 --
 -------------      -------------      -------------      -------------      -------------      -------------
     3,430,377          4,533,161          2,511,615          3,953,248          6,422,647            145,014
 -------------      -------------      -------------      -------------      -------------      -------------


           334                452                251                393                557                 16
            28                 38                 21                 33                 53                  1

            --                 --                 --                 --                 16                 --
 -------------      -------------      -------------      -------------      -------------      -------------
           362                490                272                426                626                 17
 -------------      -------------      -------------      -------------      -------------      -------------
 $   3,430,015      $   4,532,671      $   2,511,343      $   3,952,822      $   6,422,021      $     144,997
 =============      =============      =============      =============      =============      =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

                                               MIST Met/AIM      MIST Met/AIM                      MIST Neuberger
                                                 Capital           Small Cap       MIST MFS(R)        Berman
                                               Appreciation         Growth            Value         Real Estate
                                                Subaccount        Subaccount       Subaccount        Subaccount
                                                 (Class A)         (Class A)        (Class A)        (Class A)
                                              -------------     -------------    -------------     -------------
Assets:
  Investments at market value............     $   1,206,928     $     117,356    $   3,800,808     $   9,607,648
  Receivables:
    Dividends ...........................                --                --               --                --
    Other assets.........................                --                --               --                --
                                              -------------     -------------    -------------     -------------
      Total Assets.......................         1,206,928           117,356        3,800,808         9,607,648
                                              -------------     -------------    -------------     -------------
Liabilities:
  Payables:
    Insurance charges....................               118                11              377               934
    Administrative fees..................                10                 1               31                79
  Due to MetLife Life and Annuity
    Company of Connecticut...............                --                --               --                --
                                              -------------     -------------    -------------     -------------
      Total Liabilities..................               128                12              408             1,013
                                              -------------     -------------    -------------     -------------
Net Assets:                                   $   1,206,800     $     117,344    $   3,800,400     $   9,606,635
                                              =============     =============    =============     =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

       MIST                                                                        MIST               MSF
    Oppenheimer                                             MIST Pioneer       Third Avenue         BlackRock
     Capital          MIST Pioneer       MIST Pioneer        Strategic           Small Cap         Aggressive
   Appreciation           Fund          Mid-Cap Value          Income              Value             Growth
    Subaccount         Subaccount         Subaccount         Subaccount         Subaccount         Subaccount
     (Class B)          (Class A)          (Class A)          (Class A)          (Class B)          (Class D)
  -------------      -------------      -------------      -------------      -------------      -------------
  $   6,760,448      $     787,455      $      93,100      $   6,233,493      $   8,232,637      $   3,869,893

             --                 --                 --                 --                 --                 --
             --                 --                 --                 --                 --                 --
  -------------      -------------      -------------      -------------      -------------      -------------
      6,760,448            787,455             93,100          6,233,493          8,232,637          3,869,893
  -------------      -------------      -------------      -------------      -------------      -------------


            609                 81                  8                639                846                375
             56                  6                 --                 51                 67                 32

          2,477                 --                 --                 --                 32                 --
  -------------      -------------      -------------      -------------      -------------      -------------
          3,142                 87                  8                690                945                407
  -------------      -------------      -------------      -------------      -------------      -------------
  $   6,757,306      $     787,368      $      93,092      $   6,232,803      $   8,231,692      $   3,869,486
  =============      =============      =============      =============      =============      =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

                                               MSF BlackRock    MSF BlackRock        MSF FI            MSF FI
                                                Bond Income      Money Market      Large Cap        Value Leaders
                                                Subaccount        Subaccount       Subaccount        Subaccount
                                                 (Class A)         (Class A)        (Class A)         (Class D)
                                              -------------     -------------    -------------     -------------
Assets:
  Investments at market value............     $   6,054,829     $  22,074,219    $   3,366,217     $   5,260,049
  Receivables:
    Dividends ...........................                --                --               --                --
    Other assets ........................                --                --               --                --
                                              -------------     -------------    -------------     -------------
      Total Assets.......................         6,054,829        22,074,219        3,366,217         5,260,049
                                              -------------     -------------    -------------     -------------
Liabilities:
  Payables:
    Insurance charges....................               570             2,137              318               523
    Administrative fees..................                50               182               28                43
  Due to MetLife Life and Annuity
    Company of Connecticut...............               --                --                31                31
                                              -------------     -------------    -------------     -------------
      Total Liabilities..................               620             2,319              377               597
                                              -------------     -------------    -------------     -------------
Net Assets:                                   $   6,054,209     $  22,071,900    $   3,365,840     $   5,259,452
                                              =============     =============    =============     =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

                                         MSF MetLife                          MSF MetLife
  MSF MetLife        MSF MetLife        Conservative       MSF MetLife         Moderate
   Aggressive        Conservative        to Moderate         Moderate        to Aggressive        MSF MFS(R)
   Allocation         Allocation         Allocation         Allocation         Allocation        Total Return
   Subaccount         Subaccount         Subaccount         Subaccount         Subaccount         Subaccount
    (Class B)          (Class B)          (Class B)          (Class B)         (Class B)          (Class B)
 -------------      -------------      -------------      -------------      -------------      -------------
 $   1,496,177      $     299,332      $     266,538      $   2,754,387      $   4,611,489      $   3,969,290

            --                 --                 --                 --                 --                 --
            --                 --                 --                 --                 --                 --
 -------------      -------------      -------------      -------------      -------------      -------------
     1,496,177            299,332            266,538          2,754,387          4,611,489          3,969,290
 -------------      -------------      -------------      -------------      -------------      -------------


           152                 30                 23                293                484                398
            12                  2                  2                 23                 38                 33

            --                 --                 --                 --                 --                 --
 -------------      -------------      -------------      -------------      -------------      -------------
           164                 32                 25                316                522                431
 -------------      -------------      -------------      -------------      -------------      -------------
 $   1,496,013      $     299,300      $     266,513      $   2,754,071      $   4,610,967      $   3,968,859
 =============      =============      =============      =============      =============      =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

                                                                                                    MSF Western
                                                               MSF Oppenheimer    MSF T. Rowe    Asset Management
                                              MSF MFS(R)        Global Equity   Price Large Cap     High Yield
                                             Total Return        Subaccount    Growth Subaccount  Bond Subaccount
                                         Subaccount (Class F)     (Class B)        (Class B)         (Class A)
                                          ------------------   -------------    -------------     -------------
Assets:
  Investments at market value............     $  23,415,214     $  27,910,785    $   1,794,704     $   3,074,325
  Receivables:
    Dividends ...........................                --                --               --                --
    Other assets ........................                --                --               --                --
                                              -------------     -------------    -------------     -------------
      Total Assets.......................        23,415,214        27,910,785        1,794,704         3,074,325
                                              -------------     -------------    -------------     -------------
Liabilities:
  Payables:
    Insurance charges....................             2,311             2,590              170               304
    Administrative fees..................               192               229               15                25
  Due to MetLife Life and Annuity
    Company of Connecticut...............                42             4,957               --                --
                                              -------------     -------------    -------------     -------------
      Total Liabilities..................             2,545             7,776              185               329
                                              -------------     -------------    -------------     -------------
Net Assets:                                   $  23,412,669     $  27,903,009    $   1,794,519     $   3,073,996
                                              =============     =============    =============     =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

 MSF Western Asset
  Management U.S.       PIMCO VIT             PIMCO VIT        Pioneer America                       Pioneer Emerging
    Government        Real Return           Total Return         Income VCT    Pioneer Cullen Value     Markets VCT
    Subaccount         Subaccount            Subaccount          Subaccount       VCT Subaccount        Subaccount
     (Class A)   (Administrative Class) (Administrative Class)   (Class II)         (Class II)          (Class II)
  -------------      -------------          -------------       -------------      -------------       -------------
  $   2,145,363      $   5,904,427         $  12,782,980        $   7,758,429      $   5,564,718      $  11,216,075

             --                 --                    --                   --                 --                 --
             --                 --                    --                   --                 --                 --
  -------------      -------------         -------------        -------------      -------------      -------------
      2,145,363          5,904,427            12,782,980            7,758,429          5,564,718         11,216,075
  -------------      -------------         -------------        -------------      -------------      -------------


            191                579                 1,252                  718                537              1,070
             18                 49                   105                   64                 46                 92

             --              1,160                    --                   --              6,432              4,957
  -------------      -------------         -------------        -------------      -------------      -------------
            209              1,788                 1,357                  782              7,015              6,119
  -------------      -------------         -------------        -------------      -------------      -------------
  $   2,145,154      $   5,902,639         $  12,781,623        $   7,757,647      $   5,557,703      $  11,209,956
  =============      =============         =============        =============      =============      =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

                                              Pioneer Equity   Pioneer Equity       Pioneer        Pioneer Global
                                                Income VCT     Opportunity VCT      Fund VCT       High Yield VCT
                                                Subaccount       Subaccount        Subaccount        Subaccount
                                                (Class II)       (Class II)        (Class II)        (Class II)
                                              -------------     -------------    -------------     -------------
Assets:
  Investments at market value............     $  16,414,626     $     174,842    $  15,315,420     $   4,454,994
  Receivables:
    Dividends ...........................                --                --               --                --
    Other assets ........................                --                --               --                --
                                              -------------     -------------    -------------     -------------
      Total Assets.......................        16,414,626           174,842       15,315,420         4,454,994
                                              -------------     -------------    -------------     -------------
Liabilities:
  Payables:
    Insurance charges....................             1,539                16            1,446               449
    Administrative fees..................               135                 2              126                37
  Due to MetLife Life and Annuity
    Company of Connecticut...............                --                --               --             1,107
                                              -------------     -------------    -------------     -------------
      Total Liabilities..................             1,674                18            1,572             1,593
                                              -------------     -------------    -------------     -------------
Net Assets:                                   $  16,412,952     $     174,824    $  15,313,848     $   4,453,401
                                              =============     =============    =============     =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

                                                                                                        Pioneer
  Pioneer Growth      Pioneer High     Pioneer Ibbotson     Pioneer Ibbotson     Pioneer Ibbotson    International
    Shares VCT          Yield VCT    Aggressive Allocation  Growth Allocation   Moderate Allocation     Value VCT
    Subaccount         Subaccount       VCT Subaccount       VCT Subaccount       VCT Subaccount       Subaccount
    (Class II)         (Class II)         (Class II)           (Class II)           (Class II)         (Class II)
  -------------      -------------      -------------        -------------        -------------      -------------
  $   4,236,950      $  23,704,599      $   4,301,623        $  61,904,925        $  43,990,319      $   6,535,840

             --                 --                 --                   --                   --                 --
             --                 --                 --                   --                   --                 --
  -------------      -------------      -------------        -------------        -------------      -------------
      4,236,950         23,704,599          4,301,623           61,904,925           43,990,319          6,535,840
  -------------      -------------      -------------        -------------        -------------      -------------


            392              2,219                465                6,947                4,431                635
             35                195                 35                  507                  360                 54

             --                 --                 --              212,961              160,667                738
  -------------      -------------      -------------        -------------        -------------      -------------
            427              2,414                500              220,415              165,458              1,427
  -------------      -------------      -------------        -------------        -------------      -------------
  $   4,236,523      $  23,702,185      $   4,301,123        $  61,684,510        $  43,824,861      $   6,534,413
  =============      =============      =============        =============        =============      =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

                                                               Pioneer Oak Ridge  Pioneer Real     Pioneer Small
                                             Pioneer Mid Cap       Large Cap      Estate Shares     and Mid Cap
                                                 Value VCT        Growth VCT           VCT           Growth VCT
                                                Subaccount        Subaccount       Subaccount        Subaccount
                                                (Class II)        (Class II)       (Class II)        (Class II)
                                              -------------     -------------    -------------     -------------
Assets:
  Investments at market value............     $  12,610,218     $   5,114,469    $  12,054,442     $   1,445,918
  Receivables:
    Dividends ...........................                --                --               --                --
    Other assets ........................                --                --               --                --
                                              -------------     -------------    -------------     -------------
      Total Assets.......................        12,610,218         5,114,469       12,054,442         1,445,918
                                              -------------     -------------    -------------     -------------
Liabilities:
  Payables:
    Insurance charges....................             1,205               499            1,124               136
    Administrative fees..................               104                42               99                12
  Due to MetLife Life and Annuity
    Company of Connecticut...............                --                --            2,847                --
                                              -------------     -------------    -------------     -------------
      Total Liabilities..................             1,309               541            4,070               148
                                              -------------     -------------    -------------     -------------
Net Assets:                                   $  12,608,909     $   5,113,928    $  12,050,372     $   1,445,770
                                              =============     =============    =============     =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Continued)
                                December 31, 2006

                                                             Putnam VT
    Pioneer        Pioneer Strategic       Pioneer         International       Putnam VT          Van Kampen
Small Cap Value       Income VCT          Value VCT           Equity         Small Cap Value     LIT Comstock
 VCT Subaccount       Subaccount         Subaccount         Subaccount         Subaccount         Subaccount
  (Class II)          (Class II)         (Class II)         (Class IB)         (Class IB)         (Class II)
 -------------      -------------      -------------      -------------      -------------      -------------
 $   9,033,008      $  16,829,329      $   7,301,649      $     349,406      $   8,583,873      $   7,724,821

            --                 --                 --                 --                 --                 --
            --                 --                 --                 --                 --                 --
 -------------      -------------      -------------      -------------      -------------      -------------
     9,033,008         16,829,329          7,301,649            349,406          8,583,873          7,724,821
 -------------      -------------      -------------      -------------      -------------      -------------


           844              1,602                685                 36                832                773
            74                138                 60                  3                 71                 63

            --                 --                 --                 --                 --                 --
 -------------      -------------      -------------      -------------      -------------      -------------
           918              1,740                745                 39                903                836
 -------------      -------------      -------------      -------------      -------------      -------------
 $   9,032,090      $  16,827,589      $   7,300,904      $     349,367      $   8,582,970      $   7,723,985
 =============      =============      =============      =============      =============      =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENT OF ASSETS AND LIABILITIES -- (Concluded)
                                December 31, 2006

                                                                                     VIP Dynamic
                                              Van Kampen LIT                          Capital
                                                Enterprise     VIP Contrafund(R)    Appreciation        VIP Mid Cap
                                                Subaccount        Subaccount         Subaccount         Subaccount
                                                (Class II)     (Service Class 2)  (Service Class 2)  (Service Class 2)
                                              -------------     -------------      -------------      -------------
Assets:
  Investments at market value............     $      93,501     $  12,146,105      $     579,814      $  16,459,933
  Receivables:
    Dividends ...........................                --                --                 --                 --
    Other assets ........................                --                --                 --                 --
                                              -------------     -------------      -------------      -------------
      Total Assets.......................            93,501        12,146,105            579,814         16,459,933
                                              -------------     -------------      -------------      -------------
Liabilities:
  Payables:
    Insurance charges....................                 9             1,198                 55              1,599
    Administrative fees..................                 1               100                  5                135
  Due to MetLife Life and Annuity
    Company of Connecticut...............                --                --                 --              1,060
                                              -------------     -------------      -------------      -------------
      Total Liabilities..................                10             1,298                 60              2,794
                                              -------------     -------------      -------------      -------------
Net Assets:                                   $      93,491     $  12,144,807      $     579,754      $  16,457,139
                                              =============     =============      =============      =============

   The accompanying notes are an integral part of these financial statements.

                      (This page intentionally left blank.)


The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                             STATEMENT OF OPERATIONS
                      For the year ended December 31, 2006

                                                 AIM V.I.          AIM V.I.
                                                  Capital          Mid Cap                         Alger American
                                               Appreciation      Core Equity        AIM V.I.          Balanced
                                                Subaccount        Subaccount       Utilities         Subaccount
                                                (Series II)       (Series II)      Subaccount         (Class S)
                                              -------------     -------------    -------------     -------------
Investment Income:
  Dividends..............................     $          --     $      28,412    $      65,711     $          --
                                              -------------     -------------    -------------     -------------
Expenses:
  Insurance charges......................           112,949            72,886           33,743            21,509
  Administrative fees....................             9,956             6,202            2,681             1,757
                                              -------------     -------------    -------------     -------------
    Total expenses ......................           122,905            79,088           36,424            23,266
                                              -------------     -------------    -------------     -------------
      Net investment income (loss).......          (122,905)          (50,676)          29,287           (23,266)
                                              -------------     -------------    -------------     -------------
Realized Gain (Loss) and Unrealized
  Gain (Loss) on Investments:
    Realized gain distribution...........                --           405,683           40,570                --
    Realized gain (loss) on sale of
      investments .......................           110,409            90,458           35,300           398,699
                                              -------------     -------------    -------------     -------------
      Realized gain (loss) ..............           110,409           496,141           75,870           398,699
                                              -------------     -------------    -------------     -------------
    Change in unrealized gain (loss)
      on investments ....................           315,595          (106,898)         275,283          (360,214)
                                              -------------     -------------    -------------     -------------
  Net increase (decrease) in net assets
    resulting from operations............     $     303,099     $     338,567    $     380,440     $      15,219
                                              =============     =============    =============     =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                      STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

 Alger American    AllianceBernstein   American Funds     American Funds     American Funds
Leveraged All Cap  Large-Cap Growth     Global Growth         Growth          Growth-Income        Capital
  Subaccount          Subaccount         Subaccount         Subaccount         Subaccount        Appreciation
   (Class S)           (Class B)          (Class 2)          (Class 2)          (Class 2)         Subaccount
 -------------      -------------      -------------      -------------      -------------      -------------
$           --      $          --      $      93,251      $     248,427      $     445,485      $          --
 -------------      -------------      -------------      -------------      -------------      -------------

        29,623              8,937            194,751            561,733            520,624             30,517
         2,547                783             16,168             46,120             42,704              2,463
 -------------      -------------      -------------      -------------      -------------      -------------
        32,170              9,720            210,919            607,853            563,328             32,980
 -------------      -------------      -------------      -------------      -------------      -------------
       (32,170)            (9,720)          (117,668)          (359,426)          (117,843)           (32,980)
 -------------      -------------      -------------      -------------      -------------      -------------


            --                 --                 --            191,204            680,895            177,766

       277,897            321,821            286,270            566,394            281,257            535,841
 -------------      -------------      -------------      -------------      -------------      -------------
       277,897            321,821            286,270            757,598            962,152            713,607
 -------------      -------------      -------------      -------------      -------------      -------------

        41,453           (321,928)         1,640,701          1,990,311          2,653,802           (746,510)
 -------------      -------------      -------------      -------------      -------------      -------------

 $     287,180      $      (9,827)     $   1,809,303      $   2,388,483      $   3,498,111      $     (65,883)
 =============      =============      =============      =============      =============      =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                                                                         Delaware          Dreyfus
                                            Credit Suisse Trust Credit Suisse Trust      VIP REIT        MidCap Stock
                                             Emerging Markets    Global Small Cap       Subaccount        Subaccount
                                                Subaccount          Subaccount       (Standard Class)  (Service Shares)
                                              -------------       -------------       -------------     -------------
Investment Income:
  Dividends ............................      $      26,813       $          --       $     162,662     $      10,947
                                              -------------       -------------       -------------     -------------
Expenses:
  Insurance charges ....................             88,170              22,045              47,863           113,019
  Administrative fees ..................              7,083               1,678               4,022             9,175
                                              -------------       -------------       -------------     -------------
    Total expenses .....................             95,253              23,723              51,885           122,194
                                              -------------       -------------       -------------     -------------
      Net investment income (loss) .....            (68,440)            (23,723)            110,777          (111,247)
                                              -------------       -------------       -------------     -------------
Realized Gain (Loss) and Unrealized
  Gain (Loss) on Investments:
    Realized gain distribution .........             65,855                  --             542,343           986,815
    Realized gain (loss) on sale of
      investments ......................            190,386              19,132             825,226            39,178
                                              -------------       -------------       -------------     -------------
      Realized gain (loss) .............            256,241              19,132           1,367,569         1,025,993
                                              -------------       -------------       -------------     -------------
    Change in unrealized gain (loss)
      on investments ...................          1,041,318              91,066            (862,499)         (588,505)
                                              -------------       -------------       -------------     -------------
  Net increase (decrease) in net assets
    resulting from operations ..........      $   1,229,119       $      86,475       $     615,847     $     326,241
                                              =============       =============       =============     =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

 Dreyfus Socially      Dreyfus VIF       Dreyfus VIF       DWS VIT Equity 500       DWS VIT RREEF
Responsible Growth    Appreciation    Developing Leaders          Index        Real Estate Securities    DWSI Bond
    Subaccount         Subaccount         Subaccount           Subaccount            Subaccount         Subaccount
 (Service Shares)   (Initial Shares)    (Initial Shares)        (Class B)             (Class B)          (Class B)
  -------------      -------------      -------------        -------------         -------------      -------------
  $          --      $      29,982      $      20,700        $      50,774         $          --      $       2,732
  -------------      -------------      -------------        -------------         -------------      -------------

          3,267             35,079             92,732              123,849               114,434              1,817
            275              2,972              7,619                9,495                 9,313                144
  -------------      -------------      -------------        -------------         -------------      -------------
          3,542             38,051            100,351              133,344               123,747              1,961
  -------------      -------------      -------------        -------------         -------------      -------------
         (3,542)            (8,069)           (79,651)             (82,570)             (123,747)               771
  -------------      -------------      -------------        -------------         -------------      -------------


             --                 --            428,068                   --               105,003                 97

            555             23,408             46,789               40,027               251,768                279
  -------------      -------------      -------------        -------------         -------------      -------------
            555             23,408            474,857               40,027               356,771                376
  -------------      -------------      -------------        -------------         -------------      -------------

         15,665            253,927           (335,561)             791,831             1,611,427              1,775
  -------------      -------------      -------------        -------------         -------------      -------------

  $      12,678      $     269,266      $      59,645        $     749,288         $   1,844,451      $       2,922
  =============      =============      =============        =============         =============      =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                               DWSI Capital       DWSI Global     DWSI Growth &         DWSI
                                                  Growth        Opportunities        Income         Health Care
                                                Subaccount        Subaccount       Subaccount        Subaccount
                                                 (Class B)         (Class B)        (Class B)         (Class B)
                                              -------------     -------------    -------------     -------------
Investment Income:
  Dividends ............................      $      13,622     $      29,112    $      22,560     $         --
                                              -------------     -------------    -------------     -------------
Expenses:
  Insurance charges ....................            115,930            60,532           71,797            40,521
  Administrative fees ..................              9,776             4,925            5,650             3,267
                                              -------------     -------------    -------------     -------------
    Total expenses .....................            125,706            65,457           77,447            43,788
                                              -------------     -------------    -------------     -------------
      Net investment income (loss) .....           (112,084)          (36,345)         (54,887)          (43,788)
                                              -------------     -------------    -------------     -------------
Realized Gain (Loss) and Unrealized
  Gain (Loss) on Investments:
    Realized gain distribution .........                 --                --               --             7,764
    Realized gain (loss) on sale of
      investments ......................            209,827           208,471           90,529            87,595
                                              -------------     -------------    -------------     -------------
      Realized gain (loss) .............            209,827           208,471           90,529            95,359
                                              -------------     -------------    -------------     -------------
    Change in unrealized gain (loss)
      on investments ...................            201,704           406,151          364,500            25,422
                                              -------------     -------------    -------------     -------------
  Net increase (decrease) in net assets
    resulting from operations ..........      $     299,447     $     578,277    $     400,142     $      76,993
                                              =============     =============    =============     =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                                                                                    DWSII
      DWSI           DWSII Dreman       DWSII All Cap          DWSII             DWSII           Conservative
  International   Financial Services       Growth            Balanced          Blue Chip          Allocation
   Subaccount         Subaccount         Subaccount         Subaccount         Subaccount         Subaccount
    (Class B)          (Class B)          (Class B)          (Class B)          (Class B)          (Class B)
 -------------      -------------      -------------      -------------      -------------      -------------
 $      49,838      $      54,107      $          --      $      85,091      $      22,895      $      66,425
 -------------      -------------      -------------      -------------      -------------      -------------

        61,219             23,761              9,288             76,908             95,963            107,190
         5,068              1,933                782              5,814              7,835              8,762
 -------------      -------------      -------------      -------------      -------------      -------------
        66,287             25,694             10,070             82,722            103,798            115,952
 -------------      -------------      -------------      -------------      -------------      -------------
       (16,449)            28,413            (10,070)             2,369            (80,903)           (49,527)
 -------------      -------------      -------------      -------------      -------------      -------------


            --            345,963            189,689                 --            246,168             29,517

       166,430           (174,390)           (28,634)           106,145            444,880             72,867
 -------------      -------------      -------------      -------------      -------------      -------------
       166,430            171,573            161,055            106,145            691,048            102,384
 -------------      -------------      -------------      -------------      -------------      -------------

       561,713           (122,320)           (97,131)           170,054            117,792            361,117
 -------------      -------------      -------------      -------------      -------------      -------------

 $     711,694      $      77,666      $      53,854     $      278,568     $      727,937      $     413,974
 =============      =============      =============      =============      =============      =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                             DWSII Core Fixed     DWSII Davis   DWSII Dreman High   DWSII Dreman
                                                  Income         Venture Value    Return Equity     Small Mid Cap
                                                Subaccount        Subaccount       Subaccount     Value Subaccount
                                                 (Class B)         (Class B)        (Class B)         (Class B)
                                              -------------     -------------    -------------     -------------
Investment Income:
  Dividends ............................      $     222,966     $      32,907    $     145,352     $      35,629
                                              -------------     -------------    -------------     -------------
Expenses:
  Insurance charges ....................            128,720           208,027          209,971           171,169
  Administrative fees ..................             10,420            17,621           17,017            14,039
                                              -------------     -------------    -------------     -------------
    Total expenses .....................            139,140           225,648          226,988           185,208
                                              -------------     -------------    -------------     -------------
      Net investment income (loss) .....             83,826          (192,741)         (81,636)         (149,579)
                                              -------------     -------------    -------------     -------------
Realized Gain (Loss) and Unrealized
  Gain (Loss) on Investments:
    Realized gain distribution .........              1,117                --          546,192           722,310
    Realized gain (loss) on sale of
      investments ......................            (13,958)          514,179          227,425           185,762
                                              -------------     -------------    -------------     -------------
      Realized gain (loss) .............            (12,841)          514,179          773,617           908,072
                                              -------------     -------------    -------------     -------------
    Change in unrealized gain (loss)
      on investments ...................             54,442         1,003,643        1,071,224         1,100,060
                                              -------------     -------------    -------------     -------------
  Net increase (decrease) in net assets
    resulting from operations ..........      $     125,427     $   1,325,081    $   1,763,205     $   1,858,553
                                              =============     =============    =============     =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

      DWSII           DWSII Global    DWSII Government &    DWSII Growth          DWSII              DWSII
   Foreign Value        Thematic       Agency Securities     Allocation         High Income     Income Allocation
    Subaccount         Subaccount         Subaccount         Subaccount         Subaccount         Subaccount
     (Class B)          (Class B)          (Class B)          (Class B)          (Class B)          (Class B)
  -------------      -------------      -------------      -------------      -------------      -------------
  $      33,278      $       6,997      $     116,584      $      94,064      $     386,467      $      55,008
  -------------      -------------      -------------      -------------      -------------      -------------

         20,250             65,817             60,927            233,677             89,922             16,365
          1,606              5,207              4,856             18,509              7,509              1,313
  -------------      -------------      -------------      -------------      -------------      -------------
         21,856             71,024             65,783            252,186             97,431             17,678
  -------------      -------------      -------------      -------------      -------------      -------------
         11,422            (64,027)            50,801           (158,122)           289,036             37,330
  -------------      -------------      -------------      -------------      -------------      -------------


        338,502            264,204                 --             96,045                 --             10,740

        (79,192)           203,735            (19,482)            76,754            (31,513)             4,282
  -------------      -------------      -------------      -------------      -------------      -------------
        259,310            467,939            (19,482)           172,799            (31,513)            15,022
  -------------      -------------      -------------      -------------      -------------      -------------

        (63,063)           385,653             12,143          1,220,947            139,710            (32,897)
  -------------      -------------      -------------      -------------      -------------      -------------

  $     207,669      $     789,565      $      43,462      $   1,235,624      $     397,233      $      19,455
  =============      =============      =============      =============      =============      =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                                   DWSII                                                 DWSII
                                               International      DWSII Janus    DWSII Janus Growth     Large Cap
                                               Select Equity    Growth & Income    Opportunities          Core
                                                Subaccount        Subaccount         Subaccount        Subaccount
                                                 (Class B)         (Class B)          (Class B)         (Class B)
                                              -------------     -------------      -------------     -------------
Investment Income:
  Dividends ............................      $     115,528     $       5,139      $          --     $          --
                                              -------------     -------------      -------------     -------------
Expenses:
  Insurance charges ....................            134,077            42,373              5,864            23,189
  Administrative fees ..................             10,940             3,495                517             1,786
                                              -------------     -------------      -------------     -------------
    Total expenses .....................            145,017            45,868              6,381            24,975
                                              -------------     -------------      -------------     -------------
      Net investment income (loss) .....            (29,489)          (40,729)            (6,381)          (24,975)
                                              -------------     -------------      -------------     -------------
Realized Gain (Loss) and Unrealized
  Gain (Loss) on Investments:
    Realized gain distribution .........                 --                --                 --           270,445
    Realized gain (loss) on sale of
      investments ......................            324,953            70,730             62,519           (86,230)
                                              -------------     -------------      -------------     -------------
      Realized gain (loss) .............            324,953            70,730             62,519           184,215
                                              -------------     -------------      -------------     -------------
    Change in unrealized gain (loss)....
      on investments ...................          1,101,266           107,586            (60,604)          (48,624)
                                              -------------     -------------      -------------     -------------
  Net increase (decrease) in net assets
    resulting from operations ..........     $    1,396,730     $     137,587      $      (4,466)    $     110,616
                                              =============     =============      =============     =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

      DWSII           DWSII MFS(R)
    Large Cap          Strategic        DWSII Mid Cap     DWSII Moderate       DWSII Money         DWSII Oak
      Value             Value              Growth           Allocation           Market        Strategic Equity
   Subaccount         Subaccount         Subaccount         Subaccount         Subaccount         Subaccount
    (Class B)          (Class B)          (Class B)          (Class B)          (Class B)          (Class B)
 -------------      -------------      -------------      -------------      -------------      -------------
 $      48,297      $      11,639      $          --      $     144,840      $     234,607      $          --
 -------------      -------------      -------------      -------------      -------------      -------------

        76,057             22,822             16,550            305,259             93,481             37,014
         6,263              1,827              1,349             24,296              8,365              3,038
 -------------      -------------      -------------      -------------      -------------      -------------
        82,320             24,649             17,899            329,555            101,846             40,052
 -------------      -------------      -------------      -------------      -------------      -------------
       (34,023)           (13,010)           (17,899)          (184,715)           132,761            (40,052)
 -------------      -------------      -------------      -------------      -------------      -------------


            --             88,725                 --            115,872                 --                 --

        71,692               (553)            11,240            182,994                 --            124,250
 -------------      -------------      -------------      -------------      -------------      -------------
        71,692             88,172             11,240            298,866                 --            124,250
 -------------      -------------      -------------      -------------      -------------      -------------

       462,588            (27,069)            52,251          1,208,931                 --            (44,146)
 -------------      -------------      -------------      -------------      -------------      -------------

 $     500,257      $      48,093      $      45,592      $   1,323,082      $     132,761      $      40,052
 =============      =============      =============      =============      =============      =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                                   DWSII             DWSII            DWSII         DWSII Turner
                                             Small Cap Growth  Strategic Income    Technology      Mid Cap Growth
                                                Subaccount        Subaccount       Subaccount        Subaccount
                                                 (Class B)         (Class B)        (Class B)         (Class B)
                                              -------------     -------------    -------------     -------------
Investment Income:
  Dividends .............................     $          --     $     174,614    $          --     $          --
                                              -------------     -------------    -------------     -------------
Expenses:
  Insurance charges .....................            67,306            71,227           28,006            42,653
  Administrative fees ...................             5,646             5,622            2,272             3,381
                                              -------------     -------------    -------------     -------------
    Total expenses ......................            72,952            76,849           30,278            46,034
                                              -------------     -------------    -------------     -------------
      Net investment income (loss) ......           (72,952)           97,765          (30,278)          (46,034)
                                              -------------     -------------    -------------     -------------
Realized Gain (Loss) and Unrealized
  Gain (Loss) on Investments:
    Realized gain distribution ..........                --            36,111               --           170,745
    Realized gain (loss) on sale of
      investments .......................            66,110            24,634           42,420            38,902
                                              -------------     -------------    -------------     -------------
      Realized gain (loss) ..............            66,110            60,745           42,420           209,647
                                              -------------     -------------    -------------     -------------
    Change in unrealized gain (loss)
      on investments ....................           113,034            82,155          (47,800)          (78,781)
                                              -------------     -------------    -------------     -------------
  Net increase (decrease) in net assets
    resulting from operations ...........     $     106,192     $     240,665    $     (35,658)    $      84,832
                                              =============     =============    =============     =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                                      FTVIPT             FTVIPT Franklin                              FTVIPT
    FAMVS Mercury           FAMVS Mercury         Franklin Rising         Small-Mid Cap       FTVIPT Mutual    Templeton Developing
Global Allocation V.I.   Value Opportunities    Dividends Securities    Growth Securities   Shares Securities   Markets Securities
      Subaccount           V.I. Subaccount          Subaccount             Subaccount           Subaccount         Subaccount
      (Class III)            (Class III)             (Class 2)              (Class 2)            (Class 2)          (Class 2)
    -------------          -------------          -------------          -------------        -------------       -------------
    $          --          $         124          $     146,118          $          --        $          --       $      81,323
    -------------          -------------          -------------          -------------        -------------       -------------

           43,465                 23,615                246,420                113,599               27,340             134,537
            3,443                  1,863                 21,258                  9,700                2,202              10,875
    -------------          -------------          -------------          -------------        -------------       -------------
           46,908                 25,478                267,678                123,299               29,542             145,412
    -------------          -------------          -------------          -------------        -------------       -------------
          (46,908)               (25,354)              (121,560)              (123,299)             (29,542)            (64,089)
    -------------          -------------          -------------          -------------        -------------       -------------


               --                429,175                 69,169                     --                   --                  --

        1,070,877             (1,248,061)               374,347                106,734              926,244             285,120
    -------------          -------------          -------------          -------------        -------------       -------------
        1,070,877               (818,886)               443,516                106,734              926,244             285,120
    -------------          -------------          -------------          -------------        -------------       -------------

         (438,871)             1,251,725              1,699,027                431,716             (597,947)          1,401,553
    -------------          -------------          -------------          -------------        -------------       -------------

    $     585,098          $     407,485          $   2,020,983          $     415,151        $     298,755       $   1,622,584
    =============          =============          =============          =============        =============       =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006


                                             FTVIPT Templeton     FTVIPT Templeton                      Janus Aspen
                                            Foreign Securities   Growth Securities                        Balanced
                                                Subaccount          Subaccount      High Yield Bond      Subaccount
                                                 (Class 2)           (Class 2)         Subaccount     (Service Shares)
                                              -------------       -------------      -------------     -------------
Investment Income:
  Dividends .............................     $     157,557       $          --      $     187,977     $          --
                                              -------------       -------------      -------------     -------------
Expenses:
  Insurance charges .....................           224,124              59,010             17,462             5,088
  Administrative fees ...................            18,726               4,845              1,444               423
                                              -------------       -------------      -------------     -------------
    Total expenses ......................           242,850              63,855             18,906             5,511
                                              -------------       -------------      -------------     -------------
      Net investment income (loss) ......           (85,293)            (63,855)           169,071            (5,511)
                                              -------------       -------------      -------------     -------------
Realized Gain (Loss) and Unrealized
  Gain (Loss) on Investments:
    Realized gain distribution ..........                --                  --             14,990                --
    Realized gain (loss) on sale of
      investments .......................           340,467           1,980,555            (86,607)          127,704
                                              -------------       -------------      -------------     -------------
      Realized gain (loss) ..............           340,467           1,980,555            (71,617)          127,704
                                              -------------       -------------      -------------     -------------
    Change in unrealized gain (loss)
      on investments ....................         1,964,436          (1,095,501)           (34,534)          (95,085)
                                              -------------       -------------      -------------     -------------
  Net increase (decrease) in net assets
    resulting from operations ...........     $   2,219,610       $     821,199      $      62,920     $      27,108
                                              =============       =============      =============     =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006


     Janus Aspen         Janus Aspen       Janus Aspen
Global Life Sciences  Global Technology  Worldwide Growth  Lazard Retirement    LMPVPI All Cap     LMPVPI All Cap
     Subaccount          Subaccount         Subaccount         Small Cap          Subaccount         Subaccount
  (Service Shares)    (Service Shares)   (Service Shares)      Subaccount          (Class I)         (Class II)
 ------------------ ------------------- ------------------ ------------------ ------------------ ------------------
   $          --       $          --      $       6,431      $          --      $      53,533      $       4,643
   -------------       -------------      -------------      -------------      -------------      -------------

          14,944              16,007              7,244             58,373             68,711              3,655
           1,175               1,297                588              4,743              5,808                328
   -------------       -------------      -------------      -------------      -------------      -------------
          16,119              17,304              7,832             63,116             74,519              3,983
   -------------       -------------      -------------      -------------      -------------      -------------
         (16,119)            (17,304)            (1,401)           (63,116)           (20,986)               660
   -------------       -------------      -------------      -------------      -------------      -------------


              --                  --                 --            291,583            144,574             15,343

          32,681              24,952              7,193            369,511             61,467              1,444
   -------------       -------------      -------------      -------------      -------------      -------------
          32,681              24,952              7,193            661,094            206,041             16,787
   -------------       -------------      -------------      -------------      -------------      -------------

          13,311              38,732             53,472           (181,352)           395,468             30,637
   -------------       -------------      -------------      -------------      -------------      -------------

   $      29,873       $      46,380      $      59,264      $     416,626      $     580,523      $      48,084
   =============       =============      =============      =============      =============      =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                                                    LMPVPI            LMPVPI            LMPVPI
                                             LMPVPI Investors  Large Cap Growth  Small Cap Growth    Total Return
                                                Subaccount        Subaccount        Subaccount        Subaccount
                                                 (Class I)         (Class I)         (Class I)        (Class II)
                                              -------------     -------------     -------------     -------------
Investment Income:
  Dividends .............................     $      39,800     $          --     $          --     $      95,550
                                              -------------     -------------     -------------     -------------
Expenses:
  Insurance charges .....................            41,053            40,748            84,699            78,582
  Administrative fees ...................             3,481             3,536             7,016             6,959
                                              -------------     -------------     -------------     -------------
    Total expenses ......................            44,534            44,284            91,715            85,541
                                              -------------     -------------     -------------     -------------
      Net investment income (loss) ......            (4,734)          (44,284)          (91,715)           10,009
                                              -------------     -------------     -------------     -------------
Realized Gain (Loss) and Unrealized
  Gain (Loss) on Investments:
    Realized gain distribution ..........            57,830                --           226,446            97,384
    Realized gain (loss) on sale of
      investments ......................             49,949            10,883            78,893            40,892
                                              -------------     -------------     -------------     -------------
      Realized gain (loss) ..............           107,779            10,883           305,339           138,276
                                              -------------     -------------     -------------     -------------
    Change in unrealized gain (loss)
      on investments ....................           254,363            87,083           262,389           310,044
                                              -------------     -------------     -------------     -------------
  Net increase (decrease) in net assets
    resulting from operations ...........     $     357,408     $      53,682     $     476,013     $     458,329
                                              =============     =============     =============     =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

     LMPVPII           LMPVPII            LMPVPII            LMPVPII            LMPVPIII
Aggressive Growth  Aggressive Growth    Equity Index    Growth and Income      Adjustable      LMPVPIII Social
   Subaccount         Subaccount         Subaccount         Subaccount        Rate Income      Awareness Stock
    (Class I)         (Class II)         (Class II)          (Class I)         Subaccount         Subaccount
 -------------      -------------      -------------      -------------      -------------      -------------
 $          --      $          --      $     115,779      $       6,267      $     103,589      $       4,846
 -------------      -------------      -------------      -------------      -------------      -------------

       101,250            159,072            156,641             28,611             44,833             14,244
         8,537             13,397             13,075              2,381              3,518              1,372
 -------------      -------------      -------------      -------------      -------------      -------------
       109,787            172,469            169,716             30,992             48,351             15,616
 -------------      -------------      -------------      -------------      -------------      -------------
      (109,787)          (172,469)           (53,937)           (24,725)            55,238            (10,770)
 -------------      -------------      -------------      -------------      -------------      -------------


            --                 --            109,008             10,727                 --                 --

       143,138            233,812            146,576             24,655                588              3,512
 -------------      -------------      -------------      -------------      -------------      -------------
       143,138            233,812            255,584             35,382                588              3,512
 -------------      -------------      -------------      -------------      -------------      -------------

       448,036            667,874            861,188            144,412            (10,073)            58,767
 -------------      -------------      -------------      -------------      -------------      -------------

 $     481,387      $     729,217      $   1,062,835      $     155,069      $      45,753      $      51,509
 =============      =============      =============      =============      =============      =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                                Lord Abbett                                             MIST
                                                Growth and        Lord Abbett                       Batterymarch
                                                  Income         Mid-Cap Value                      Mid-Cap Stock
                                                Subaccount        Subaccount     Managed Assets      Subaccount
                                                (Class VC)        (Class VC)       Subaccount         (Class A)
                                              -------------     -------------    -------------     -------------
Investment Income:
  Dividends .............................     $     102,063     $      45,058    $      53,378     $          --
                                              -------------     -------------    -------------     -------------
Expenses:
  Insurance charges .....................           148,765           160,885           14,075            34,754
  Administrative fees ...................            12,186            13,292            1,154             3,010
                                              -------------     -------------    -------------     -------------
    Total expenses ......................           160,951           174,177           15,229            37,764
                                              -------------     -------------    -------------     -------------
      Net investment income (loss) ......           (58,888)         (129,119)          38,149           (37,764)
                                              -------------     -------------    -------------     -------------
Realized Gain (Loss) and Unrealized
  Gain (Loss) on Investments:
    Realized gain distribution ..........           273,496           702,058           72,408                --
    Realized gain (loss) on sale of
      investments .......................            68,050            84,323           69,972           (26,899)
                                              -------------     -------------    -------------     -------------
      Realized gain (loss) ..............           341,546           786,381          142,380           (26,899)
                                              -------------     -------------    -------------     -------------
    Change in unrealized gain (loss)
      on investments ....................           853,281           202,232         (110,207)         (107,302)
                                              -------------     -------------    -------------     -------------
  Net increase (decrease) in net assets
    resulting from operations ...........     $   1,135,939     $     859,494    $      70,322     $    (171,965)
                                              =============     =============    =============     =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                                            MIST Harris        MIST Janus            MIST
 MIST BlackRock     MIST BlackRock       MIST Dreman          Oakmark            Capital          Legg Mason
   High Yield          Large-Cap       Small-Cap Value     International      Appreciation     Partners Managed
   Subaccount      Core Subaccount       Subaccount         Subaccount         Subaccount      Assets Subaccount
    (Class A)          (Class A)         (Class A)           (Class A)          (Class A)          (Class A)
 -------------      -------------      -------------      -------------      -------------      -------------
 $          --      $          --      $         643      $          --      $          --      $          --
 -------------      -------------      -------------      -------------      -------------      -------------

        37,936             60,354              1,032             33,135             53,779             29,694
         3,169              4,802                 86              2,794              4,429              2,442
 -------------      -------------      -------------      -------------      -------------      -------------
        41,105             65,156              1,118             35,929             58,208             32,136
 -------------      -------------      -------------      -------------      -------------      -------------
       (41,105)           (65,156)              (475)           (35,929)           (58,208)           (32,136)
 -------------      -------------      -------------      -------------      -------------      -------------


            --                 --                371                 --                 --                 --

         5,835              6,546             (2,070)               595            (26,700)            (2,507)
 -------------      -------------      -------------      -------------      -------------      -------------
         5,835              6,546             (1,699)               595            (26,700)            (2,507)
 -------------      -------------      -------------      -------------      -------------      -------------

       192,216            335,937             11,028            334,756            162,334            161,804
 -------------      -------------      -------------      -------------      -------------      -------------

 $     156,946      $     277,327      $       8,854      $     299,422      $      77,426      $     127,161
 =============      =============      =============      =============      =============      =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                                 MIST Lord        MIST Lord
                                                Abbett Bond     Abbett Growth   MIST Lord Abbett      MIST Met/AIM
                                                 Debenture       and Income       Mid-Cap Value   Capital Appreciation
                                                Subaccount       Subaccount        Subaccount          Subaccount
                                                 (Class A)        (Class B)         (Class B)           (Class A)
                                              -------------     -------------    -------------       -------------
Investment Income:
  Dividends .............................     $          --     $          --    $          --       $       2,103
                                              -------------     -------------    -------------       -------------
Expenses:
  Insurance charges .....................            45,085            66,300            1,193              14,252
  Administrative fees ...................             3,736             6,252               90               1,194
                                              -------------     -------------    -------------       -------------
    Total expenses ......................            48,821            72,552            1,283              15,446
                                              -------------     -------------    -------------       -------------
      Net investment income (loss) ......           (48,821)          (72,552)          (1,283)            (13,343)
                                              -------------     -------------    -------------       -------------
Realized Gain (Loss) and Unrealized
  Gain (Loss) on Investments:
    Realized gain distribution ..........                --                --               --             146,464
    Realized gain (loss) on sale of
      investments .......................             6,026            12,847               48              (8,835)
                                              -------------     -------------    -------------       -------------
      Realized gain (loss) ..............             6,026            12,847               48             137,629
                                              -------------     -------------    -------------       -------------
    Change in unrealized gain (loss)
      on investments ....................           220,030           506,185           15,507            (149,716)
                                              -------------     -------------    -------------       -------------
  Net increase (decrease) in net assets
    resulting from operations ...........     $     177,235     $     446,480    $      14,272       $     (25,430)
                                              =============     =============    =============       =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

  MIST Met/AIM                          MIST Neuberger      MIST Oppenheimer                       MIST Pioneer
Small Cap Growth       MIST MFS(R)       Berman Real     Capital Appreciation   MIST Pioneer      Mid-Cap Value
   Subaccount      Value Subaccount   Estate Subaccount       Subaccount         Subaccount        Subaccount
    (Class A)          (Class A)          (Class A)            (Class B)          (Class A)         (Class A)
 -------------      -------------      -------------        -------------      -------------      -------------
 $          --      $      44,926      $          --        $          --      $          --      $         207
 -------------      -------------      -------------        -------------      -------------      -------------

         1,162             42,665            107,798               70,180              9,383                802
           101              3,538              9,079                6,375                754                 78
 -------------      -------------      -------------        -------------      -------------      -------------
         1,263             46,203            116,877               76,555             10,137                880
 -------------      -------------      -------------        -------------      -------------      -------------
        (1,263)            (1,277)          (116,877)             (76,555)           (10,137)              (673)
 -------------      -------------      -------------        -------------      -------------      -------------


         1,253            151,116                 --                   --                 --              1,288

          (483)             6,547            102,019              (19,781)             1,735                 45
 -------------      -------------      -------------        -------------      -------------      -------------
           770            157,663            102,019              (19,781)             1,735              1,333
 -------------      -------------      -------------        -------------      -------------      -------------

           944            195,794          1,769,903              201,041             61,445              4,788
 -------------      -------------      -------------        -------------      -------------      -------------

 $         451      $     352,180      $   1,755,045        $     104,705      $      53,043      $       5,448
 =============      =============      =============        =============      =============      =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                               MIST Pioneer     MIST Third Avenue     MSF BlackRock     MSF BlackRock
                                             Strategic Income    Small Cap Value    Aggressive Growth    Bond Income
                                                Subaccount          Subaccount         Subaccount        Subaccount
                                                 (Class A)           (Class B)          (Class D)        (Class A)
                                              -------------       -------------      -------------     -------------
Investment Income:
  Dividends .............................     $     287,973       $          --      $          --     $          --
                                              -------------       -------------      -------------     -------------
Expenses:
  Insurance charges .....................            76,031              62,948             45,260            69,173
  Administrative fees ...................             6,112               4,982              3,856             6,045
                                              -------------       -------------      -------------     -------------
    Total expenses ......................            82,143              67,930             49,116            75,218
                                              -------------       -------------      -------------     -------------
      Net investment income (loss) ......           205,830             (67,930)           (49,116)          (75,218)
                                              -------------       -------------      -------------     -------------
Realized Gain (Loss) and Unrealized
  Gain (Loss) on Investments:
    Realized gain distribution ..........                --                  --                 --                --
    Realized gain (loss) on sale of
      investments .......................             4,692              (2,287)           (17,853)            7,673
                                              -------------       -------------      -------------     -------------
      Realized gain (loss) ..............             4,692              (2,287)           (17,853)            7,673
                                              -------------       -------------      -------------     -------------
    Change in unrealized gain (loss)
      on investments ....................           (14,514)            266,081            (29,631)          282,814
                                              -------------       -------------      -------------     -------------
  Net increase (decrease) in net assets
    resulting from operations ...........     $     196,008       $     195,864      $     (96,600)    $     215,269
                                              =============       =============      =============     =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                                                                MSF MetLife        MSF MetLife
   MSF BlackRock         MSF FI             MSF FI           MSF MetLife       Conservative     Conservative to
   Money Market         Large Cap        Value Leaders  Aggressive Allocation   Allocation     Moderate Allocation
    Subaccount         Subaccount         Subaccount         Subaccount         Subaccount         Subaccount
     (Class A)          (Class A)          (Class D)          (Class B)         (Class B)          (Class B)
  -------------      -------------      -------------      -------------      -------------      -------------
  $     761,452      $          --      $          --      $          --      $          --      $          --
  -------------      -------------      -------------      -------------      -------------      -------------

        269,427             37,525             62,704             16,021              3,529              2,705
         23,436              3,267              5,185              1,303                292                254
  -------------      -------------      -------------      -------------      -------------      -------------
        292,863             40,792             67,889             17,324              3,821              2,959
  -------------      -------------      -------------      -------------      -------------      -------------
        468,589            (40,792)           (67,889)           (17,324)            (3,821)            (2,959)
  -------------      -------------      -------------      -------------      -------------      -------------


             --                 --                 --                 --                 --                 --

             --            (14,144)           (12,720)              (500)               192                129
  -------------      -------------      -------------      -------------      -------------      -------------
             --            (14,144)           (12,720)              (500)               192                129
  -------------      -------------      -------------      -------------      -------------      -------------

             --             89,772            191,288             97,284             14,807             14,915
  -------------      -------------      -------------      -------------      -------------      -------------

  $     468,589      $      34,836      $     110,679      $      79,460      $      11,178      $      12,085
  =============      =============      =============      =============      =============      =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                                                  MSF MetLife
                                                MSF MetLife       Moderate to
                                                 Moderate         Aggressive       MSF MFS(R)        MSF MFS(R)
                                                Allocation        Allocation      Total Return      Total Return
                                                Subaccount        Subaccount       Subaccount        Subaccount
                                                 (Class B)        (Class B)         (Class B)        (Class F)
                                              -------------     -------------    -------------     -------------
Investment Income:
  Dividends .............................     $          --     $          --    $          --     $          --
                                              -------------     -------------    -------------     -------------
Expenses:
  Insurance charges .....................            36,125            56,432           46,515           273,167
  Administrative fees ...................             2,814             4,418            3,778            22,751
                                              -------------     -------------    -------------     -------------
    Total expenses ......................            38,939            60,850           50,293           295,918
                                              -------------     -------------    -------------     -------------
      Net investment income (loss) ......           (38,939)          (60,850)         (50,293)         (295,918)
                                              -------------     -------------    -------------     -------------
Realized Gain (Loss) and Unrealized
  Gain (Loss) on Investments:
    Realized gain distribution ..........                --                --               --                --
    Realized gain (loss) on sale of
      investments .......................           (27,444)              (45)          12,394            13,570
                                              -------------     -------------    -------------     -------------
      Realized gain (loss) ..............           (27,444)              (45)          12,394            13,570
                                              -------------     -------------    -------------     -------------
    Change in unrealized gain (loss)
      on investments ....................           169,043           297,686          282,693         1,741,389
                                              -------------     -------------    -------------     -------------
  Net increase (decrease) in net assets
    resulting from operations ...........     $     102,660     $     236,791    $     244,794     $   1,459,041
                                              =============     =============    =============     =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                         MSF Western        MSF Western
 MSF Oppenheimer   MSF T. Rowe Price  Asset Management    Asset Management                        Oppenheimer
  Global Equity    Large Cap Growth    High Yield Bond    U.S. Government                    Capital Appreciation
   Subaccount         Subaccount         Subaccount         Subaccount        Money Market       Subaccount/VA
    (Class B)          (Class B)          (Class A)         (Class A)          Subaccount      (Service Shares)
 -------------      -------------      -------------      -------------      -------------      -------------
 $          --      $          --      $          --      $          --      $     221,567      $      11,319
 -------------      -------------      -------------      -------------      -------------      -------------

       299,824             18,873             36,344             24,084             87,538             32,582
        26,510              1,647              3,024              2,223              7,790              2,973
 -------------      -------------      -------------      -------------      -------------      -------------
       326,334             20,520             39,368             26,307             95,328             35,555
 -------------      -------------      -------------      -------------      -------------      -------------
      (326,334)           (20,520)           (39,368)           (26,307)           126,239            (24,236)
 -------------      -------------      -------------      -------------      -------------      -------------


            --                 --                 --                 --                 --                 --

      (100,362)               358              5,377              7,071                 --            822,992
 -------------      -------------      -------------      -------------      -------------      -------------
      (100,362)               358              5,377              7,071                 --            822,992
 -------------      -------------      -------------      -------------      -------------      -------------

     1,757,127            135,791            210,321             91,291                 --           (538,160)
 -------------      -------------      -------------      -------------      -------------      -------------

 $   1,330,431      $     115,629      $     176,330      $      72,055      $     126,239      $     260,596
 =============      =============      =============      =============      =============      =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                                Oppenheimer         Oppenheimer         PIMCO VIT               PIMCO VIT
                                             Global Securities    Main Street/VA       Real Return             Total Return
                                               Subaccount/VA        Subaccount          Subaccount              Subaccount
                                             (Service Shares)    (Service Shares)  (Administrative Class)  (Administrative Class)
                                              -------------       -------------        -------------          -------------
Investment Income:
  Dividends..............................     $      81,093       $       8,314        $     255,595          $     564,194
                                              -------------       -------------        -------------          -------------
Expenses:
  Insurance charges......................            51,243               4,775              107,886                228,189
  Administrative fees....................             4,605                 399                9,062                 19,161
                                              -------------       -------------        -------------          -------------
    Total expenses.......................            55,848               5,174              116,948                247,350
                                              -------------       -------------        -------------          -------------
      Net investment income (loss).......            25,245               3,140              138,647                316,844
                                              -------------       -------------        -------------          -------------
Realized Gain (Loss) and Unrealized
  Gain (Loss) on Investments:
    Realized gain distribution...........           502,300                  --              155,780                 68,589
    Realized gain (loss) on sale of
      investments........................         2,132,675              84,624              (27,161)               (44,730)
                                              -------------       -------------        -------------          -------------
      Realized gain (loss)...............         2,634,975              84,624              128,619                 23,859
                                              -------------       -------------        -------------          -------------
    Change in unrealized gain (loss)
      on investments.....................        (1,868,368)            (46,709)            (348,261)              (112,086)
                                              -------------       -------------        -------------          -------------
  Net increase (decrease) in net assets
    resulting from operations............     $     791,852       $      41,055        $     (80,995)         $     228,617
                                              =============       =============        =============          =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

Pioneer America    Pioneer AmPac                         Pioneer Cullen    Pioneer Emerging    Pioneer Equity
  Income VCT         Growth VCT      Pioneer Balanced      Value VCT          Markets VCT       Income VCT
  Subaccount         Subaccount       VCT Subaccount       Subaccount         Subaccount         Subaccount
  (Class II)         (Class II)         (Class II)         (Class II)         (Class II)         (Class II)
-------------      -------------      -------------      -------------      -------------      -------------
$     340,887      $       7,049      $     114,555      $       5,970      $      29,882      $     335,175
-------------      -------------      -------------      -------------      -------------      -------------

      129,315             12,871            107,144             64,389            160,607            239,505
       11,571              1,097              8,867              5,568             13,873             21,052
-------------      -------------      -------------      -------------      -------------      -------------
      140,886             13,968            116,011             69,957            174,480            260,557
-------------      -------------      -------------      -------------      -------------      -------------
      200,001             (6,919)            (1,456)           (63,987)          (144,598)            74,618
-------------      -------------      -------------      -------------      -------------      -------------


           --                 --            475,103                 --            768,384            217,914

     (125,223)           124,612            209,923             85,291            770,502            329,422
-------------      -------------      -------------      -------------      -------------      -------------
     (125,223)           124,612            685,026             85,291          1,538,886            547,336
-------------      -------------      -------------      -------------      -------------      -------------

       36,378            (32,778)          (287,207)           530,363          1,208,264          1,957,522
-------------      -------------      -------------      -------------      -------------      -------------

$     111,156      $      84,915      $     396,363      $     551,667      $   2,602,552      $   2,579,476
=============      =============      =============      =============      =============      =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                                                                                   Pioneer Global
                                              Pioneer Equity   Pioneer Europe     Pioneer Fund       High Yield
                                             Opportunity VCT         VCT              VCT               VCT
                                                Subaccount        Subaccount       Subaccount        Subaccount
                                                (Class II)        (Class II)       (Class II)        (Class II)
                                              -------------     -------------    -------------     -------------
Investment Income:
  Dividends..............................     $         454     $      17,968    $     158,954     $     205,590
                                              -------------     -------------    -------------     -------------
Expenses:
  Insurance charges......................             1,839            11,900          247,065            51,048
  Administrative fees....................               163             1,006           21,493             4,214
                                              -------------     -------------    -------------     -------------
    Total expenses.......................             2,002            12,906          268,558            55,262
                                              -------------     -------------    -------------     -------------
      Net investment income (loss).......            (1,548)            5,062         (109,604)          150,328
                                              -------------     -------------    -------------     -------------
Realized Gain (Loss) and Unrealized
  Gain (Loss) on Investments:
    Realized gain distribution...........                --                --               --            18,222
    Realized gain (loss) on sale of
      investments........................               474           249,198          328,108            11,289
                                              -------------     -------------    -------------     -------------
      Realized gain (loss)...............               474           249,198          328,108            29,511
                                              -------------     -------------    -------------     -------------
    Change in unrealized gain (loss)
      on investments.....................            22,103           (72,483)       1,700,801           102,225
                                              -------------     -------------    -------------     -------------
  Net increase (decrease) in net assets
    resulting from operations............     $      21,029     $     181,777    $   1,919,305     $     282,064
                                              =============     =============    =============     =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                       Pioneer                                                                         Pioneer
Pioneer Growth       High Yield       Pioneer Ibbotson     Pioneer Ibbotson    Pioneer Ibbotson     International
  Shares VCT             VCT        Aggressive Allocation  Growth Allocation  Moderate Allocation     Value VCT
  Subaccount         Subaccount        VCT Subaccount       VCT Subaccount      VCT Subaccount       Subaccount
  (Class II)         (Class II)          (Class II)           (Class II)          (Class II)         (Class II)
 -------------      -------------       -------------       -------------       -------------       -------------
 $          --      $   1,241,134       $       7,451       $      32,258       $      65,713       $      10,404
 -------------      -------------       -------------       -------------       -------------       -------------

        66,763            403,152              58,592             491,674             374,608              70,842
         5,977             35,075               4,396              37,062              32,302               5,854
 -------------      -------------       -------------       -------------       -------------       -------------
        72,740            438,227              62,988             528,736             406,910              76,696
 -------------      -------------       -------------       -------------       -------------       -------------
       (72,740)           802,907             (55,537)           (496,478)           (341,197)            (66,292)
 -------------      -------------       -------------       -------------       -------------       -------------


            --            321,247              27,764              85,441             157,082                  --

       105,768           (305,176)              3,868              21,906              69,714              74,842
 -------------      -------------       -------------       -------------       -------------       -------------
       105,768             16,071              31,632             107,347             226,796              74,842
 -------------      -------------       -------------       -------------       -------------       -------------

       278,445            530,003             350,916           3,629,863           2,245,010             715,079
 -------------      -------------       -------------       -------------       -------------       -------------

 $     311,473      $   1,348,981       $     327,011       $   3,240,732       $   2,130,609       $     723,629
 =============      =============       =============       =============       =============       =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                                                                                     Pioneer Small
                                                 Pioneer       Pioneer Oak Ridge   Pioneer  Real      and Mid Cap
                                               Mid Cap Value   Large Cap Growth    Estate Shares      Growth VCT
                                              VCT Subaccount    VCT Subaccount     VCT Subaccount     Subaccount
                                                (Class II)        (Class II)        (Class II)        (Class II)
                                              -------------     -------------      -------------     -------------
Investment Income:
  Dividends..............................     $          --     $       1,271      $     236,179     $          --
                                              -------------     -------------      -------------     -------------
Expenses:
  Insurance charges......................           209,733            73,933            168,796            26,728
  Administrative fees....................            17,997             6,133             14,919             2,351
                                              -------------     -------------      -------------     -------------
    Total expenses.......................           227,730            80,066            183,715            29,079
                                              -------------     -------------      -------------     -------------
      Net investment income (loss).......          (227,730)          (78,795)            52,464           (29,079)
                                              -------------     -------------      -------------     -------------
Realized Gain (Loss) and Unrealized
  Gain (Loss) on Investments:
    Realized gain distribution...........         2,982,325            58,306            465,568                --
    Realized gain (loss) on sale of
      investments........................           104,845            83,192            416,139            48,881
                                              -------------     -------------      -------------     -------------
      Realized gain (loss)...............         3,087,170           141,498            881,707            48,881
                                              -------------     -------------      -------------     -------------
    Change in unrealized gain (loss)
      on investments.....................        (1,671,899)          (22,693)         1,944,286            67,624
                                              -------------     -------------      -------------     -------------
  Net increase (decrease) in net assets
    resulting from operations............     $   1,187,541     $      40,010      $   2,878,457     $      87,426
                                              =============     =============      =============     =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

   Pioneer            Pioneer
  Small Cap            Small        Pioneer Strategic       Pioneer           Putnam VT          Putnam VT
  Value VCT           Company           Income VCT         Value VCT        International     Small Cap Value
  Subaccount       VCT Subaccount       Subaccount         Subaccount      Equity Subaccount     Subaccount
  (Class II)         (Class II)         (Class II)         (Class II)         (Class IB)         (Class IB)
-------------      -------------      -------------      -------------      -------------      -------------
$         154      $          --      $     817,511      $      14,415      $       1,768      $      25,244
-------------      -------------      -------------      -------------      -------------      -------------

      144,493              9,923            272,471            116,287              5,511            141,460
       12,660                873             23,637             10,190                445             12,008
-------------      -------------      -------------      -------------      -------------      -------------
      157,153             10,796            296,108            126,477              5,956            153,468
-------------      -------------      -------------      -------------      -------------      -------------
     (156,999)           (10,796)           521,403           (112,062)            (4,188)          (128,224)
-------------      -------------      -------------      -------------      -------------      -------------


      266,528             48,400             78,778            359,326                 --            772,970

      319,321             84,878            (51,005)           101,148             13,881             72,928
-------------      -------------      -------------      -------------      -------------      -------------
      585,849            133,278             27,773            460,474             13,881            845,898
-------------      -------------      -------------      -------------      -------------      -------------

      533,817            (30,235)           114,530            496,398             58,114            367,489
-------------      -------------      -------------      -------------      -------------      -------------

$     962,667      $      92,247      $     663,706      $     844,810      $      67,807      $   1,085,163
=============      =============      =============      =============      =============      =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                      STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                                 Travelers        Travelers        Travelers         Travelers
                                                AIM Capital      Convertible      Disciplined         Equity
                                               Appreciation       Securities     Mid Cap Stock        Income
                                                Subaccount        Subaccount       Subaccount       Subaccount
                                              -------------     -------------    -------------     -------------
Investment Income:
  Dividends..............................     $          --     $      28,250    $      17,577     $      70,972
                                              -------------     -------------    -------------     -------------
Expenses:
  Insurance charges......................             8,297            18,896           17,950            30,866
  Administrative fees....................               689             1,583            1,547             2,557
                                              -------------     -------------    -------------     -------------
    Total expenses.......................             8,986            20,479           19,497            33,423
                                              -------------     -------------    -------------     -------------
      Net investment income (loss).......            (8,986)            7,771           (1,920)           37,549
                                              -------------     -------------    -------------     -------------
Realized Gain (Loss) and Unrealized
  Gain (Loss) on Investments:
    Realized gain distribution...........             7,748            44,251          524,393           541,930
    Realized gain (loss) on sale of
      investments........................           272,610           104,784          281,486            44,356
                                              -------------     -------------    -------------     -------------
      Realized gain (loss)...............           280,358           149,035          805,879           586,286
                                              -------------     -------------    -------------     -------------
    Change in unrealized gain (loss)
      on investments.....................          (184,829)           45,987         (526,113)         (374,336)
                                              -------------     -------------    -------------     -------------
  Net increase (decrease) in net assets
    resulting from operations............     $      86,543     $     202,793    $     277,846     $     249,499
                                              =============     =============    =============     =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

  Travelers          Travelers                         Travelers Managed   Travelers Managed       Travelers
  Federated          Federated          Travelers      Allocation Series:  Allocation Series:  Managed Allocation
  High Yield           Stock            Large Cap          Aggressive         Conservative       Series: Moderate
  Subaccount         Subaccount        Subaccount          Subaccount          Subaccount          Subaccount
-------------      -------------      -------------      -------------       -------------       -------------
$     253,161      $       8,518      $      10,236      $      19,732       $      10,798       $      86,863
-------------      -------------      -------------      -------------       -------------       -------------

       17,635              2,910             12,811              6,423               4,966              17,982
        1,479                254              1,113                527                 357               1,440
-------------      -------------      -------------      -------------       -------------       -------------
       19,114              3,164             13,924              6,950               5,323              19,422
-------------      -------------      -------------      -------------       -------------       -------------
      234,047              5,354             (3,688)            12,782               5,475              67,441
-------------      -------------      -------------      -------------       -------------       -------------


           --             70,506            125,264            162,483               6,475             234,934

     (107,514)               606            217,654            (63,746)            (11,379)           (120,312)
-------------      -------------      -------------      -------------       -------------       -------------
     (107,514)            71,112            342,918             98,737              (4,904)            114,622
-------------      -------------      -------------      -------------       -------------       -------------

      (53,886)           (58,599)          (275,688)           (48,682)             (1,845)            (78,926)
-------------      -------------      -------------      -------------       -------------       -------------

$      72,647      $      17,867      $      63,542      $      62,837       $      (1,274)      $     103,137
=============      =============      =============      =============       =============       =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                                                 Travelers Managed
                                            Travelers Managed    Allocation Series:    Travelers
                                            Allocation Series:       Moderate-          Mercury      Travelers MFS(R)
                                            Moderate-Aggressive    Conservative      Large Cap Core    Mid Cap Growth
                                                Subaccount          Subaccount         Subaccount        Subaccount
                                              -------------       -------------      -------------     -------------
Investment Income:
  Dividends..............................     $      90,589       $       7,538      $      10,019     $          --
                                              -------------       -------------      -------------     -------------
Expenses:
  Insurance charges......................            27,004               1,053             27,514            23,100
  Administrative fees....................             2,117                 101              2,196             1,978
                                              -------------       -------------      -------------     -------------
    Total expenses.......................            29,121               1,154             29,710            25,078
                                              -------------       -------------      -------------     -------------
      Net investment income (loss).......            61,468               6,384            (19,691)          (25,078)
                                              -------------       -------------      -------------     -------------
Realized Gain (Loss) and Unrealized
  Gain (Loss) on Investments:
    Realized gain distribution...........           391,047              13,437            146,296           225,520
    Realized gain (loss) on sale of
      investments........................          (115,610)            (16,730)           598,560           403,689
                                              -------------       -------------      -------------     -------------
      Realized gain (loss)...............           275,437              (3,293)           744,856           629,209
                                              -------------       -------------      -------------     -------------
    Change in unrealized gain (loss)
      on investments.....................          (151,046)             (1,180)          (468,122)         (381,546)
                                              -------------       -------------      -------------     -------------
  Net increase (decrease) in net assets
    resulting from operations............     $     185,859       $       1,911      $     257,043     $     222,585
                                              =============       =============      =============     =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                        Travelers
  Travelers                              Mondrian                             Travelers         Travelers
    MFS(R)            Travelers       International        Travelers           Pioneer           Pioneer
 Total Return       MFS(R) Value           Stock            Pioneer         Mid Cap Value     Strategic Income
  Subaccount         Subaccount         Subaccount         Subaccount         Subaccount        Subaccount
-------------      -------------      -------------      -------------      -------------      -------------
$     284,398      $          --      $      85,646      $       7,610      $           1      $          --
-------------      -------------      -------------      -------------      -------------      -------------

      123,229             18,365             13,352              4,403                108             33,038
       10,271              1,528              1,104                354                 10              2,670
-------------      -------------      -------------      -------------      -------------      -------------
      133,500             19,893             14,456              4,757                118             35,708
-------------      -------------      -------------      -------------      -------------      -------------
      150,898            (19,893)            71,190              2,853               (117)           (35,708)
-------------      -------------      -------------      -------------      -------------      -------------


      308,690             18,737             96,283                 --                 --                 --

     (207,490)           288,247            411,410            106,076              1,421            (56,600)
-------------      -------------      -------------      -------------      -------------      -------------
      101,200            306,984            507,693            106,076              1,421            (56,600)
-------------      -------------      -------------      -------------      -------------      -------------

      396,701            (47,423)          (263,584)           (66,991)                15            138,670
-------------      -------------      -------------      -------------      -------------      -------------

$     648,799      $     239,668      $     315,299      $      41,938      $       1,319      $      46,362
=============      =============      =============      =============      =============      =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Continued)
                      For the year ended December 31, 2006

                                                                                Travelers Style   Travelers Style
                                                Travelers         Travelers       Focus Series:    Focus Series:
                                                 Quality          Strategic        Small Cap         Small Cap
                                                   Bond             Equity           Growth            Value
                                                Subaccount        Subaccount       Subaccount        Subaccount
                                              -------------     -------------    -------------     -------------
Investment Income:
  Dividends..............................     $     362,800     $       4,071    $           8     $           6
                                              -------------     -------------    -------------     -------------
Expenses:
  Insurance charges......................            32,621             6,168              569               158
  Administrative fees....................             2,861               535               49                13
                                              -------------     -------------    -------------     -------------
    Total expenses.......................            35,482             6,703              618               171
                                              -------------     -------------    -------------     -------------
      Net investment income (loss).......           327,318            (2,632)            (610)             (165)
                                              -------------     -------------    -------------     -------------
Realized Gain (Loss) and Unrealized
  Gain (Loss) on Investments:
    Realized gain distribution...........                --            44,629            2,836               249
    Realized gain (loss) on sale of
      investments........................          (442,025)          128,238           12,431             3,558
                                              -------------     -------------    -------------     -------------
      Realized gain (loss)...............          (442,025)          172,867           15,267             3,807
                                              -------------     -------------    -------------     -------------
    Change in unrealized gain (loss)
      on investments.....................            55,347          (125,252)          (1,253)             (101)
                                              -------------     -------------    -------------     -------------
  Net increase (decrease) in net assets
    resulting from operations............     $     (59,360)    $      44,983    $      13,404     $       3,541
                                              =============     =============    =============     =============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                     STATEMENT OF OPERATIONS -- (Concluded)
                      For the year ended December 31, 2006

 Travelers U.S.      Van Kampen         Van Kampen         VIP Contra-         VIP Dynamic
  Government        LIT Comstock      LIT Enterprise         Fund(R)       Capital Appreciation     VIP Mid Cap
  Securities         Subaccount         Subaccount         Subaccount           Subaccount           Subaccount
  Subaccount         (Class II)         (Class II)      (Service Class 2)    (Service Class 2)    (Service Class 2)
---------------- ------------------ ------------------ -------------------  ------------------   ------------------
$     130,831      $      91,172      $         195      $     114,043        $       1,307        $      27,587
-------------      -------------      -------------      -------------        -------------        -------------

       13,121            131,197              1,910            203,434               10,126              280,398
        1,107             10,764                156             16,912                  866               23,749
-------------      -------------      -------------      -------------        -------------        -------------
       14,228            141,961              2,066            220,346               10,992              304,147
-------------      -------------      -------------      -------------        -------------        -------------
      116,603            (50,789)            (1,871)          (106,303)              (9,685)            (276,560)
-------------      -------------      -------------      -------------        -------------        -------------


       31,833            423,888                 --            974,558               15,448            1,839,391

     (203,931)            31,435              3,515            247,257               20,837              160,677
-------------      -------------      -------------      -------------        -------------        -------------
     (172,098)           455,323              3,515          1,221,815               36,285            2,000,068
-------------      -------------      -------------      -------------        -------------        -------------

      (30,358)           533,487              3,063            (98,914)              35,492             (229,882)
-------------      -------------      -------------      -------------        -------------        -------------

$     (85,853)     $     938,021      $       4,707      $   1,016,598        $      62,092        $   1,493,626
=============      =============      =============      =============        =============        =============

   The accompanying notes are an integral part of these financial statements.

                     (This page intentionally left blank.)

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                       STATEMENTS OF CHANGES IN NET ASSETS
                 For the years ended December 31, 2006 and 2005

                                               AIM V.I.                        AIM V.I.
                                         Capital Appreciation            Mid Cap Core Equity              AIM V.I. Utilities
                                        Subaccount (Series II)          Subaccount (Series II)               Subaccount
                                     ----------------------------    ----------------------------    ----------------------------
                                          2006           2005            2006            2005            2006            2005
                                     ------------    ------------    ------------    ------------    ------------    ------------
Operations:
  Net investment income (loss) ...   $   (122,905)   $   (111,693)   $    (50,676)   $    (63,102)   $     29,287    $     14,143
  Realized gain (loss) ...........        110,409          93,439         496,141         170,285          75,870          19,303
  Change in unrealized gain (loss)
    on investments ...............        315,595         456,132        (106,898)        101,650         275,283          69,603
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      operations .................        303,099         437,878         338,567         208,833         380,440         103,049
                                     ------------    ------------    ------------    ------------    ------------    ------------
Unit Transactions:
  Participant purchase payments ..        866,243         776,443         254,700         575,181          66,278         465,311
  Participant transfers from other
    funding options ..............        391,063         857,479         188,476         458,833         446,894         449,059
  Administrative charges .........         (2,378)         (2,689)         (1,074)         (1,299)           (481)           (358)
  Contract surrenders ............       (262,317)       (185,775)       (140,680)       (170,293)        (22,084)        (12,181)
  Participant transfers to other
    funding options ..............       (593,685)       (860,659)       (484,214)       (370,980)       (154,589)       (115,380)
  Other receipts/(payments) ......        (49,525)            (28)       (216,031)        (63,353)         (9,075)             --
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      unit transactions ..........        349,401         584,771        (398,823)        428,089         326,943         786,451
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in
      net assets .................        652,500       1,022,649         (60,256)        636,922         707,383         889,500
Net Assets:
  Beginning of year ..............      6,478,949       5,456,300       4,196,988       3,560,066       1,383,406         493,906
                                     ------------    ------------    ------------    ------------    ------------    ------------
  End of year ....................   $  7,131,449    $  6,478,949    $  4,136,732    $  4,196,988    $  2,090,789    $  1,383,406
                                     ============    ============    ============    ============    ============    ============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                              Alger American                                              AllianceBernstein
                                                 Balanced              Alger American Leveraged               Large-Cap
                                           Subaccount (Class S)       AllCap Subaccount (Class S)    Growth Subaccount (Class B)
                                     ----------------------------    ----------------------------    ----------------------------
                                          2006            2005            2006            2005            2006            2005
                                     ------------    ------------    ------------    ------------    ------------    ------------
Operations:
  Net investment income (loss) ...   $    (23,266)   $    (19,102)   $    (32,170)   $    (19,416)   $     (9,720)   $    (26,490)
  Realized gain (loss) ...........        398,699          19,107         277,897           9,022         321,821          14,791
  Change in unrealized gain (loss)
    on investments ...............       (360,214)        204,872          41,453         133,873        (321,928)        197,141
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      operations .................         15,219         204,877         287,180         123,479          (9,827)        185,442
                                     ------------    ------------    ------------    ------------    ------------    ------------
Unit Transactions:
  Participant purchase payments ..          5,761         467,197          77,238         213,987          16,268          72,111
  Participant transfers from other
    funding options ..............         51,550         262,819       2,836,526         168,369          17,943          94,558
  Administrative charges .........             (8)           (788)           (413)           (319)             --            (370)
  Contract surrenders ............       (147,231)        (68,453)        (54,083)        (37,102)           (831)        (36,561)
  Participant transfers to other
    funding options ..............     (3,558,968)        (76,149)     (2,904,307)        (53,650)     (1,610,607)        (53,599)
  Other receipts/(payments) ......        (21,167)         (9,162)             --          (8,161)             --         (15,053)
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      unit transactions ..........     (3,670,063)        575,464         (45,039)        283,124      (1,577,227)         61,086
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in
      net assets .................     (3,654,844)        780,341         242,141         406,603      (1,587,054)        246,528
Net Assets:
  Beginning of year ..............      3,654,844       2,874,503       1,249,590         842,987       1,587,054       1,340,526
                                     ------------    ------------    ------------    ------------    ------------    ------------
  End of year ....................   $         --    $  3,654,844    $  1,491,731    $  1,249,590    $         --    $  1,587,054
                                     ============    ============    ============    ============    ============    ============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                  For the years ended December 31, 2006 and 2005

American Funds Global Growth        American Funds Growth       American Funds Growth-Income        Capital Appreciation
    Subaccount (Class 2)             Subaccount (Class 2)           Subaccount (Class 2)                 Subaccount
----------------------------    ----------------------------    ----------------------------    ----------------------------
     2006           2005            2006            2005            2006            2005            2006            2005
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$   (117,668)   $    (95,493)   $   (359,426)   $   (258,126)   $   (117,843)   $    (87,337)   $    (32,980)   $    (55,090)
     286,270          76,481         757,598          45,244         962,152         129,137         713,607          24,126

   1,640,701       1,024,464       1,990,311       3,547,222       2,653,802       1,023,652        (746,510)        513,794
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


   1,809,303       1,005,452       2,388,483       3,334,340       3,498,111       1,065,452         (65,883)        482,830
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

     670,981       2,998,582       1,320,353      10,215,659       1,209,995       9,504,549          76,223       2,416,060

   1,008,351       1,154,091       2,350,175       2,887,575       1,061,545       3,152,573         315,938         867,126
      (3,390)         (2,103)         (9,822)         (7,158)         (8,172)         (5,981)             (5)           (995)
    (629,362)       (186,173)     (1,118,567)       (390,385)       (884,184)       (576,957)        (22,462)        (40,778)

    (710,714)       (915,477)     (2,182,835)     (1,108,432)     (1,333,798)       (704,685)     (5,288,111)       (195,861)
      (4,152)       (108,143)        (92,902)       (164,526)        (60,924)       (114,242)             --          (1,415)
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


     331,714       2,940,777         266,402      11,432,733         (15,538)     11,255,257      (4,918,417)      3,044,137
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

   2,141,017       3,946,229       2,654,885      14,767,073       3,482,573      12,320,709      (4,984,300)      3,526,967

   9,632,960       5,686,731      29,725,752      14,958,679      26,681,684      14,360,975       4,984,300       1,457,333
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$ 11,773,977    $  9,632,960    $ 32,380,637    $ 29,725,752    $ 30,164,257    $ 26,681,684    $         --    $  4,984,300
============    ============    ============    ============    ============    ============    ============    ============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                            Credit Suisse Trust        Credit Suisse Trust                Delaware VIP REIT
                                             Emerging Markets            Global Small Cap                    Subaccount
                                                 Subaccount                Subaccount                     (Standard Class)
                                     ----------------------------    ----------------------------    ----------------------------
                                          2006           2005            2006            2005            2006            2005
                                     ------------    ------------    ------------    ------------    ------------    ------------
Operations:
  Net investment income (loss) ...   $    (68,440)   $    (30,843)   $    (23,723)   $     (9,175)   $    110,777    $    (17,012)
  Realized gain (loss) ...........        256,241          43,939          19,132          17,127       1,367,569         399,238
  Change in unrealized gain (loss)
    on investments ...............      1,041,318         616,392          91,066          56,032        (862,499)         58,241
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      operations .................      1,229,119         629,488          86,475          63,984         615,847         440,467
                                     ------------    ------------    ------------    ------------    ------------    ------------
Unit Transactions:
  Participant purchase payments ..        518,974       1,059,074          31,080          64,747         350,046       2,909,006
  Participant transfers from other
    funding options ..............        800,924         398,859         687,489         210,888         306,696       1,185,588
  Administrative charges .........           (873)           (538)           (166)           (121)            (20)         (2,276)
  Contract surrenders ............       (250,205)        (84,432)        (80,794)        (40,299)        (56,121)       (316,802)
  Participant transfers to other
    funding options ..............       (423,716)       (173,775)        (73,401)        (64,125)     (8,860,421)       (957,425)
  Other receipts/(payments) ......            (94)         (5,953)             --             357         (31,059)        (20,777)
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      unit transactions ..........        645,010       1,193,235         564,208         171,447      (8,290,879)      2,797,314
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in
      net assets .................      1,874,129       1,822,723         650,683         235,431      (7,675,032)      3,237,781
Net Assets:
  Beginning of year ..............      3,697,888       1,875,165         629,473         394,042       7,675,032       4,437,251
                                     ------------    ------------    ------------    ------------    ------------    ------------
  End of year ....................   $  5,572,017    $  3,697,888    $  1,280,156    $    629,473    $         --    $  7,675,032
                                     ============    ============    ============    ============    ============    ============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

    Dreyfus MidCap Stock        Dreyfus Socially Responsible             Dreyfus VIF                     Dreyfus VIF
         Subaccount                   Growth Subaccount            Appreciation Subaccount           Developing Leaders
      (Service Shares)                (Service Shares)                (Initial Shares)           Subaccount (Initial Shares)
----------------------------    ----------------------------    ----------------------------    ----------------------------
     2006           2005            2006            2005            2006            2005            2006            2005
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$   (111,247)   $   (101,713)   $     (3,542)   $     (2,884)   $     (8,069)   $    (32,466)   $    (79,651)   $    (86,667)
   1,025,993          73,841             555             271          23,408          10,208         474,857          29,104

    (588,505)        398,699          15,665           7,132         253,927          63,177        (335,561)        270,255
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


     326,241         370,827          12,678           4,519         269,266          40,919          59,645         212,692
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

     171,039       1,253,723              --          13,727          68,160         389,907         337,326       1,324,148

     175,863         559,002           7,126          70,109          93,608          90,173         330,077         349,491
      (1,278)         (1,256)            (28)            (27)           (797)           (783)         (1,963)         (1,814)
    (239,185)       (123,293)         (1,240)         (1,374)        (51,333)        (54,878)       (400,635)        (77,037)

    (364,727)       (478,402)           (438)           (341)       (138,216)        (77,645)       (686,584)       (270,919)
     (17,126)         (7,938)             --              --              --         (17,060)         (3,593)        (53,624)
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


    (275,414)      1,201,836           5,420          82,094         (28,578)        329,714        (425,372)      1,270,245
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

      50,827       1,572,663          18,098          86,613         240,688         370,633        (365,727)      1,482,937

   5,997,187       4,424,524         177,707          91,094       1,900,300       1,529,667       5,092,145       3,609,208
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$  6,048,014    $  5,997,187    $    195,805    $    177,707    $  2,140,988    $  1,900,300    $  4,726,418    $  5,092,145
============    ============    ============    ============    ============    ============    ============    ============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                                                           DWS VIT RREEF
                                         DWS VIT Equity 500 Index      Real Estate Securities                 DWSI Bond
                                           Subaccount (Class B)         Subaccount (Class B)             Subaccount (Class B)
                                     ----------------------------    ----------------------------    ----------------------------
                                          2006            2005           2006            2005            2006            2005
                                     ------------    ------------    ------------    ------------    ------------    ------------
Operations:
  Net investment income (loss) ...   $    (82,570)   $    (37,725)   $   (123,747)   $     37,026    $        771    $       (340)
  Realized gain (loss) ...........         40,027           6,319         356,771         410,260             376              --
  Change in unrealized gain (loss)
    on investments ...............        791,831          69,445       1,611,427         (46,851)          1,775             361
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      operations .................        749,288          38,039       1,844,451         400,435           2,922              21
                                     ------------    ------------    ------------    ------------    ------------    ------------
Unit Transactions:
  Participant purchase payments ..        128,583           1,959         213,689       1,534,431              --          36,059
  Participant transfers from other
    funding options ..............        720,186       6,340,273         187,825         521,844          90,250          23,181
  Administrative charges .........           (907)             (1)         (1,539)         (1,091)            (47)             (4)
  Contract surrenders ............       (297,583)        (36,625)       (295,718)        (78,832)         (2,425)             --
  Participant transfers to other
    funding options ..............       (764,835)       (287,991)       (505,035)       (380,675)        (20,862)             --
  Other receipts/(payments) ......        (88,892)         (2,205)       (119,341)         (6,887)        (10,497)             --
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      unit transactions ..........       (303,448)      6,015,410        (520,119)      1,588,790          56,419          59,236
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in
      net assets .................        445,840       6,053,449       1,324,332       1,989,225          59,341          59,257
Net Assets:
  Beginning of year ..............      6,053,449              --       5,503,704       3,514,479          59,257              --
                                     ------------    ------------    ------------    ------------    ------------    ------------
  End of year ....................   $  6,499,289    $  6,053,449    $  6,828,036    $  5,503,704    $    118,598    $     59,257
                                     ============    ============    ============    ============    ============    ============

   The accompanying notes are an integral part of these financial statements.

                       METLIFE OF CT SEPARATE ACCOUNT TWELVE
                              FOR VARIABLE ANNUITIES

                STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

      DWSI Capital Growth         DWSI Global Opportunities         DWSI Growth & Income             DWSI Health Care
     Subaccount (Class B)           Subaccount (Class B)            Subaccount (Class B)            Subaccount (Class B)
----------------------------    ----------------------------    ----------------------------    ----------------------------
     2006           2005            2006             2005           2006            2005            2006            2005
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$   (112,084)   $    (70,779)   $    (36,345)   $    (35,742)   $    (54,887)   $    (35,623)   $    (43,788)   $    (37,123)
     209,827          17,855         208,471          57,256          90,529          30,973          95,359          54,110

     201,704         487,299         406,151         353,441         364,500         163,069          25,422          92,307
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


     299,447         434,375         578,277         374,955         400,142         158,419          76,993         109,294
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

     158,902         418,949         153,298         550,927          84,807       1,361,993          80,290         280,577

   5,423,171       3,484,840         478,686         879,182       1,770,176       1,034,241         407,860         977,974
      (1,556)         (1,379)           (807)           (622)         (1,192)           (872)           (601)           (587)
    (437,906)        (59,267)       (145,030)        (62,447)       (327,020)       (152,503)        (43,504)        (33,074)

  (1,970,302)       (132,878)       (721,084)       (257,223)       (151,591)       (920,911)       (858,922)       (666,542)
    (105,840)             67         (12,778)         (5,077)        (93,777)          4,025         (13,658)        (12,701)
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


   3,066,469       3,710,332        (247,715)      1,104,740       1,281,403       1,325,973        (428,535)        545,647
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

   3,365,916       4,144,707         330,562       1,479,695       1,681,545       1,484,392        (351,542)        654,941

   5,731,594       1,586,887       3,141,977       1,662,282       3,529,633       2,045,241       2,335,970       1,681,029
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$  9,097,510    $  5,731,594    $  3,472,539    $  3,141,977    $  5,211,178    $  3,529,633    $  1,984,428    $  2,335,970
============    ============    ============    ============    ============    ============    ============    ============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                                                            DWSII Dreman
                                            DWSI International            Financial Services              DWSII All Cap Growth
                                           Subaccount (Class B)          Subaccount (Class B)             Subaccount (Class B)
                                     ----------------------------    ----------------------------    ----------------------------
                                          2006           2005            2006            2005            2006            2005
                                     ------------    ------------    ------------    ------------    ------------    ------------
Operations:
  Net investment income (loss) ...   $    (16,449)   $    (18,714)   $     28,413    $     (8,583)   $    (10,070)   $     (8,537)
  Realized gain (loss) ...........        166,430          50,749         171,573           2,616         161,055           6,940
  Change in unrealized gain (loss)
    on investments ...............        561,713         326,175        (122,320)        (20,691)        (97,131)         52,044
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      operations .................        711,694         358,210          77,666         (26,658)         53,854          50,447
                                     ------------    ------------    ------------    ------------    ------------    ------------
Unit Transactions:
  Participant purchase payments ..        137,191         605,123          67,679         266,703          24,146         104,344
  Participant transfers from other
    funding options ..............      1,676,445         351,249          29,281         126,918         234,623          15,427
  Administrative charges .........           (749)           (591)           (500)           (489)           (149)           (117)
  Contract surrenders ............       (422,474)        (94,035)        (77,001)        (24,731)        (37,038)         (5,475)
  Participant transfers to other
    funding options ..............       (205,601)       (232,672)     (1,870,165)        (59,443)       (802,280)        (24,015)
  Other receipts/(payments) ......            (70)            470            (556)         (7,830)             --         (12,645)
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      unit transactions ..........      1,184,742         629,544      (1,851,262)        301,128        (580,698)         77,519
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in
      net assets .................      1,896,436         987,754      (1,773,596)        274,470        (526,844)        127,966
Net Assets:
  Beginning of year ..............      3,016,863       2,029,109       1,773,596       1,499,126         526,844         398,878
                                     ------------    ------------    ------------    ------------    ------------    ------------
  End of year ....................   $  4,913,299    $  3,016,863    $         --    $  1,773,596    $         --    $    526,844
                                     ============    ============    ============    ============    ============    ============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                  For the years ended December 31, 2006 and 2005

        DWSII Balanced                DWSII Blue Chip           DWSII Conservative Allocation     DWSII Core Fixed Income
     Subaccount (Class B)           Subaccount (Class B)            Subaccount (Class B)            Subaccount (Class B)
----------------------------    ----------------------------    ----------------------------    ----------------------------
    2006             2005           2006            2005            2006            2005            2006            2005
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$      2,369    $     20,254    $    (80,903)   $    (59,402)   $    (49,527)   $    (60,752)   $     83,826    $     58,817
     106,145           6,773         691,048         388,392         102,384          21,717         (12,841)         60,585

     170,054          19,164         117,792         132,569         361,117         138,660          54,442        (139,929)
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


     278,568          46,191         727,937         461,559         413,974          99,625         125,427         (20,527)
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

      51,122       2,309,101         271,702       1,018,412         297,378       3,096,603          89,057         638,909

     138,470         261,445       3,512,654       6,771,835       1,729,958       1,105,905         575,501       1,109,604
        (629)           (456)         (1,219)         (1,025)           (943)           (382)         (1,349)         (1,461)
    (664,431)        (84,480)       (283,413)       (219,354)       (504,366)        (67,465)       (453,734)       (208,644)

    (537,870)     (1,634,445)     (4,476,093)     (5,508,339)       (571,937)       (317,334)       (222,810)       (919,434)
      (9,578)       (109,907)        (43,010)        (27,770)        (84,487)             --        (104,896)           (162)
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


  (1,022,916)        741,258      (1,019,379)      2,033,759         865,603       3,817,327        (118,231)        618,812
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

    (744,348)        787,449        (291,442)      2,495,318       1,279,577       3,916,952           7,196         598,285

   3,937,173       3,149,724       5,452,919       2,957,601       5,547,374       1,630,422       6,971,767       6,373,482
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$  3,192,825    $  3,937,173    $  5,161,477    $  5,452,919    $  6,826,951    $  5,547,374    $  6,978,963    $  6,971,767
============    ============    ============    ============    ============    ============    ============    ============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                                                             DWSII Dreman                   DWSII Dreman
                                       DWSII Davis Venture Value          High Return Equity             Small Mid Cap Value
                                          Subaccount (Class B)           Subaccount (Class B)            Subaccount (Class B)
                                     ----------------------------    ----------------------------    ----------------------------
                                          2006            2005           2006            2005            2006            2005
                                     ------------    ------------    ------------    ------------    ------------    ------------
Operations:
  Net investment income (loss) ...   $   (192,741)   $   (150,432)   $    (81,636)   $    (61,952)   $   (149,579)   $   (114,113)
  Realized gain (loss) ...........        514,179         185,350         773,617         182,509         908,072         602,316
  Change in unrealized gain (loss)
    on investments ...............      1,003,643         740,600       1,071,224         342,558       1,100,060          75,736
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      operations .................      1,325,081         775,518       1,763,205         463,115       1,858,553         563,939
                                     ------------    ------------    ------------    ------------    ------------    ------------
Unit Transactions:
  Participant purchase payments ..        384,608       2,434,982         517,341       2,674,665         362,764       2,002,573
  Participant transfers from other
    funding options ..............      2,087,480       2,559,629       4,045,714       2,182,135         191,997         486,408
  Administrative charges .........         (1,811)         (1,457)         (2,442)         (1,799)         (2,068)         (1,619)
  Contract surrenders ............       (779,492)       (344,648)       (334,697)       (177,237)       (295,310)       (201,462)
  Participant transfers to other
    funding options ..............     (2,678,732)     (1,728,977)     (1,184,966)     (1,791,725)       (579,641)       (238,405)
  Other receipts/(payments) ......        (62,442)          3,890         (76,088)        (24,452)       (121,294)         (5,032)
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      unit transactions ..........     (1,050,389)      2,923,419       2,964,862       2,861,587        (443,552)      2,042,463
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in
      net assets .................        274,692       3,698,937       4,728,067       3,324,702       1,415,001       2,606,402
Net Assets:
  Beginning of year ..............     11,844,661       8,145,724       9,822,773       6,498,071       8,507,116       5,900,714
                                     ------------    ------------    ------------    ------------    ------------    ------------
  End of year ....................   $ 12,119,353    $ 11,844,661    $ 14,550,840    $  9,822,773    $  9,922,117    $  8,507,116
                                     ============    ============    ============    ============    ============    ============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                  For the years ended December 31, 2006 and 2005

                                                                          DWSII
     DWSII Foreign Value            DWSII Global Thematic      Government & Agency Securities      DWSII Growth Allocation
    Subaccount (Class B)            Subaccount (Class B)            Subaccount (Class B)            Subaccount (Class B)
----------------------------    ----------------------------    ----------------------------    ----------------------------
     2006           2005             2006           2005            2006            2005            2006            2005
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$     11,422    $     (2,656)   $    (64,027)   $    (38,559)   $     50,801    $     54,081    $   (158,122)   $   (134,043)
     259,310           4,505         467,939          34,956         (19,482)         23,185         172,799          13,087

     (63,063)         63,063         385,653         396,369          12,143         (72,567)      1,220,947         508,748
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


     207,669          64,912         789,565         392,766          43,462           4,699       1,235,624         387,792
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

      88,812         767,990          65,078         431,921          12,089         356,478         811,467       7,787,224

     209,640         145,979       1,173,305         826,217         463,501         377,557         246,028         519,701
        (188)            (29)           (643)           (501)           (381)           (393)         (3,761)         (1,029)
      (1,949)         (1,673)       (231,629)        (63,907)       (724,001)       (181,722)       (355,582)        (32,714)

  (1,476,716)         (4,447)       (850,965)       (178,200)       (143,331)       (406,337)       (180,805)        (20,624)
          --              --         (54,902)        (15,080)       (130,533)             --              --              --
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


  (1,180,401)        907,820         100,244       1,000,450        (522,656)        145,583         517,347       8,252,558
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

    (972,732)        972,732         889,809       1,393,216        (479,194)        150,282       1,752,971       8,640,350

     972,732              --       2,843,987       1,450,771       3,493,333       3,343,051      11,335,513       2,695,163
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
  $       --    $    972,732    $  3,733,796    $  2,843,987    $  3,014,139    $  3,493,333    $ 13,088,484    $ 11,335,513
============    ============    ============    ============    ============    ============    ============    ============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                                                                                                 DWSII
                                           DWSII High Income           DWSII Income Allocation        International Select Equity
                                         Subaccount (Class B)            Subaccount (Class B)            Subaccount (Class B)
                                     ----------------------------    ---------------------------    ----------------------------
                                          2006           2005            2006            2005            2006            2005
                                     ------------    ------------    ------------   ------------    ------------    ------------
Operations:
  Net investment income (loss) ...   $    289,036    $    451,692   $     37,330    $    (15,787)  $    (29,489)   $     16,648
  Realized gain (loss) ...........        (31,513)        (99,083)        15,022           1,679        324,953          57,423
  Change in unrealized gain (loss)
    on investments ...............        139,710        (295,584)       (32,897)         30,918      1,101,266         562,753
                                     ------------    ------------   ------------    ------------   ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      operations .................        397,233          57,025         19,455          16,810      1,396,730         636,824
                                     ------------    ------------   ------------    ------------   ------------    ------------
Unit Transactions:
  Participant purchase payments ..        107,890       1,765,912        117,319       1,080,477        443,721         965,848
  Participant transfers from other
    funding options ..............      1,027,390       2,408,507          3,511          42,277      1,333,989         587,438
  Administrative charges .........           (986)           (920)          (384)           (134)          (938)           (754)
  Contract surrenders ............       (401,050)       (111,678)       (33,824)         (7,354)      (345,734)       (193,726)
  Participant transfers to other
    funding options ..............     (1,050,629)     (2,969,020)    (1,265,719)        (30,838)    (1,177,628)       (316,635)
  Other receipts/(payments) ......        (50,961)         (1,176)            --              --            (37)         (2,670)
                                     ------------    ------------   ------------    ------------   ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      unit transactions ..........       (368,346)      1,091,625     (1,179,097)      1,084,428        253,373       1,039,501
                                     ------------    ------------   ------------    ------------   ------------    ------------
    Net increase (decrease) in
      net assets .................         28,887       1,148,650     (1,159,642)      1,101,238      1,650,103       1,676,325
Net Assets:
  Beginning of year ..............      5,279,733       4,131,083      1,159,642          58,404      6,374,132       4,697,807
                                     ------------    ------------   ------------    ------------   ------------    ------------
  End of year ....................   $  5,308,620    $  5,279,733     $       --    $  1,159,642   $  8,024,235    $  6,374,132
                                     ============    ============   ============    ============   ============    ============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                  For the years ended December 31, 2006 and 2005

         DWSII Janus                     DWSII Janus
       Growth & Income              Growth Opportunities            DWSII Large Cap Core           DWSII Large Cap Value
    Subaccount (Class B)            Subaccount (Class B)            Subaccount (Class B)            Subaccount (Class B)
----------------------------    ---------------------------     ----------------------------    ----------------------------
     2006            2005           2006            2005            2006            2005            2006             2005
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$    (40,729)   $    (37,793)   $     (6,381)   $     (6,174)   $    (24,975)   $     (5,602)   $    (34,023)   $    (21,770)
      70,730          75,797          62,519           5,878         184,215           2,205          71,692          27,861

     107,586         146,743         (60,604)         17,340         (48,624)         48,624         462,588         (12,024)
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


     137,587         184,747          (4,466)         17,044         110,616          45,227         500,257          (5,933)
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

      50,850         371,609          61,177          56,808         195,093         709,418         196,331         555,973

      85,515         316,948          19,833           6,238         502,598          34,084         290,129         305,793
        (517)           (417)            (91)            (88)           (109)            (41)           (831)           (760)
    (141,907)       (111,170)        (13,165)        (28,925)         (1,689)         (1,323)       (263,984)       (113,385)

     (56,398)       (527,024)       (410,168)        (11,762)     (1,577,439)        (16,435)       (184,516)       (175,893)
     (33,589)         (5,516)             --              --              --              --         (71,308)          2,126
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


     (96,046)         44,430        (342,414)         22,271        (881,546)        725,703         (34,179)        573,854
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

      41,541         229,177        (346,880)         39,315        (770,930)        770,930         466,078         567,921

   2,311,414       2,082,237         346,880         307,565         770,930              --       3,958,381       3,390,460
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$  2,352,955    $  2,311,414      $       --    $    346,880     $        --    $    770,930    $  4,424,459    $  3,958,381
============    ============    ============    ============    ============    ============    ============    ============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                        DWSII MFS(R)Strategic Value      DWSII Mid Cap Growth          DWSII Moderate Allocation
                                           Subaccount (Class B)          Subaccount (Class B)            Subaccount (Class B)
                                     ----------------------------    ----------------------------    ----------------------------
                                          2006           2005            2006            2005            2006            2005
                                     ------------    ------------    ------------    ------------    ------------    ------------
Operations:
  Net investment income (loss) ...   $    (13,010)   $    (21,905)   $    (17,899)   $     (8,866)   $   (184,715)   $   (213,728)
  Realized gain (loss) ...........         88,172         169,017          11,240           5,833         298,866          20,267
  Change in unrealized gain (loss)
    on investments ...............        (27,069)       (188,711)         52,251          59,080       1,208,931         735,470
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      operations .................         48,093         (41,599)         45,592          56,047       1,323,082         542,009
                                     ------------    ------------    ------------    ------------    ------------    ------------
Unit Transactions:
  Participant purchase payments ..         35,077         190,647          19,180         102,084         459,357      10,211,758
  Participant transfers from other
    funding options ..............         43,651          65,772         399,543         143,748         331,731       2,778,081
  Administrative charges .........           (417)           (455)           (183)           (178)         (3,520)         (1,521)
  Contract surrenders ............        (18,619)        (89,582)        (65,013)         (3,476)     (1,684,359)       (162,021)
  Participant transfers to other
    funding options ..............     (1,796,346)        (57,223)         (5,242)        (41,379)       (770,501)       (199,879)
  Other receipts/(payments) ......        (21,310)          4,194         (15,987)             --             987              --
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      unit transactions ..........     (1,757,964)        113,353         332,298         200,799      (1,666,305)     12,626,418
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in
      net assets .................     (1,709,871)         71,754         377,890         256,846        (343,223)     13,168,427
Net Assets:
  Beginning of year ..............      1,709,871       1,638,117         609,095         352,249      16,426,882       3,258,455
                                     ------------    ------------    ------------    ------------    ------------    ------------
  End of year ....................    $        --    $  1,709,871    $    986,985    $    609,095    $ 16,083,659    $ 16,426,882
                                     ============    ============    ============    ============    ============    ============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

       DWSII Money Market       DWSII Oak Strategic Equity        DWSII Small Cap Growth           DWSII Strategic Income
      Subaccount (Class B)         Subaccount (Class B)            Subaccount (Class B)             Subaccount (Class B)
----------------------------    ----------------------------    ----------------------------    ----------------------------
     2006           2005            2006            2005            2006            2005            2006            2005
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$    132,761    $     29,232    $    (40,052)   $    (41,382)   $    (72,952)   $    (56,700)   $     97,765    $    168,872
          --              --         124,250          (1,371)         66,110          31,689          60,745          14,590

          --              --         (44,146)        (92,539)        113,034         242,497          82,155        (172,769)
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


     132,761          29,232          40,052        (135,292)        106,192         217,486         240,665          10,693
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

     471,450       1,392,120          11,042         352,307         197,090         596,165         114,603         809,249

  16,643,634      13,435,273         163,914         141,174         186,131         948,580         329,190       1,694,653
        (626)           (542)           (403)           (389)           (676)           (643)           (531)           (460)
    (630,914)       (308,943)       (193,888)       (122,091)       (269,417)       (147,899)       (553,226)       (134,149)

 (14,541,486)    (15,829,361)     (2,268,924)       (121,203)       (128,172)       (154,104)     (1,367,677)       (499,111)
          --        (163,786)           (581)           (394)        (47,204)            515         (10,166)        (20,283)
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


   1,942,058      (1,475,239)     (2,288,840)        249,404         (62,248)      1,242,614      (1,487,807)      1,849,899
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

   2,074,819      (1,446,007)     (2,248,788)        114,112          43,944       1,460,100      (1,247,142)      1,860,592

   4,571,754       6,017,761       2,248,788       2,134,676       3,693,553       2,233,453       4,816,027       2,955,435
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$  6,646,573    $  4,571,754      $       --    $  2,248,788    $  3,737,497    $  3,693,553    $  3,568,885    $  4,816,027
============    ============    ============    ============    ============    ============    ============    ============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                                                             DWSII Turner                  FAMVS Mercury
                                             DWSII Technology               Mid Cap Growth              Global Allocation V.I.
                                           Subaccount (Class B)          Subaccount (Class B)           Subaccount  (Class III)
                                     ----------------------------    ----------------------------    ----------------------------
                                          2006           2005            2006             2005           2006             2005
                                     ------------    ------------    ------------    ------------    ------------    ------------
Operations:
  Net investment income (loss) ...   $    (30,278)   $    (27,784)   $    (46,034)   $    (35,673)   $    (46,908)   $     54,303
  Realized gain (loss) ...........         42,420          30,067         209,647          33,353       1,070,877           3,869
  Change in unrealized gain (loss)
    on investments ...............        (47,800)         46,325         (78,781)        174,338        (438,871)        398,548
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      operations .................        (35,658)         48,608          84,832         172,018         585,098         456,720
                                     ------------    ------------    ------------    ------------    ------------    ------------
Unit Transactions:
  Participant purchase payments ..         54,452         306,847          45,068         287,473          88,510       3,167,563
  Participant transfers from other
    funding options ..............        414,981         607,197         229,853         246,846         145,138       1,625,272
  Administrative charges .........           (473)           (464)           (595)           (524)             --            (548)
  Contract surrenders ............        (75,758)       (116,351)        (32,948)        (68,464)        (10,295)        (19,003)
  Participant transfers to other
    funding options ..............       (761,825)       (444,153)       (188,113)       (166,140)     (7,578,365)       (132,001)
  Other receipts/(payments) ......             --          (7,905)        (37,272)         (7,794)        (62,764)        (21,242)
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      unit transactions ..........       (368,623)        345,171          15,993         291,397      (7,417,776)      4,620,041
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in
      net assets .................       (404,281)        393,779         100,825         463,415      (6,832,678)      5,076,761
Net Assets:
  Beginning of year ..............      1,773,198       1,379,419       2,111,541       1,648,126       6,832,678       1,755,917
                                     ------------    ------------    ------------    ------------    ------------    ------------
  End of year ....................   $  1,368,917    $  1,773,198    $  2,212,366    $  2,111,541    $         --    $  6,832,678
                                     ============    ============    ============    ============    ============    ============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                STATEMENTS OF CHANGES IN NET ASSETS-- (Continued)
                 For the years ended December 31, 2006 and 2005

          FAMVS Mercury               FTVIPT Franklin                  FTVIPT Franklin                    FTVIPT
    Value Opportunities V.I.    Rising Dividends Securities    Small-Mid Cap Growth Securities    Mutual Shares Securities
     Subaccount (Class III)        Subaccount (Class 2)             Subaccount (Class 2)            Subaccount (Class 2)
----------------------------    ----------------------------    ----------------------------    ----------------------------
     2006           2005            2006            2005            2006            2005            2006            2005
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$    (25,354)   $    (24,324)   $   (121,560)   $   (125,897)   $   (123,299)   $   (104,963)   $    (29,542)   $    (38,070)
    (818,886)      1,334,118         443,516         149,653         106,734          33,666         926,244          32,412

   1,251,725      (1,047,209)      1,699,027         215,621         431,716         269,859        (597,947)        311,145
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


     407,485         262,585       2,020,983         239,377         415,151         198,562         298,755         305,487
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

      20,480       1,401,122       1,418,385       1,794,596         580,411         802,953         117,732       1,007,211

     197,457         981,052       1,850,034       1,677,995         501,094         945,924         214,561         542,012
          (5)           (617)         (3,954)         (3,639)         (2,497)         (2,473)            (13)         (1,020)
     (52,807)        (22,550)       (791,258)       (591,912)       (237,743)       (177,186)        (18,867)        (80,040)

  (4,132,410)       (272,621)     (1,520,511)     (1,162,164)       (505,046)       (386,205)     (4,857,692)       (110,220)
          --         (12,729)       (616,132)        (10,014)        (22,222)        (61,657)             --         (50,224)
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


  (3,967,285)      2,073,657         336,564       1,704,862         313,997       1,121,356      (4,544,279)      1,307,719
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

  (3,559,800)      2,336,242       2,357,547       1,944,239         729,148       1,319,918      (4,245,524)      1,613,206

   3,559,800       1,223,558      13,569,309      11,625,070       6,113,803       4,793,885       4,245,524       2,632,318
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$         --    $  3,559,800    $ 15,926,856    $ 13,569,309    $  6,842,951    $  6,113,803    $         --    $  4,245,524
============    ============    ============    ============    ============    ============    ============    ============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                             FTVIPT Templeton              FTVIPT Templeton               FTVIPT Templeton
                                       Developing Markets Securities      Foreign Securities              Growth Securities
                                            Subaccount (Class 2)          Subaccount (Class 2)           Subaccount (Class 2)
                                     ----------------------------    ----------------------------    ----------------------------
                                         2006            2005            2006            2005            2006            2005
                                     ------------    ------------    ------------    ------------    ------------    ------------
Operations:
  Net investment income (loss) ...   $    (64,089)   $    (31,822)   $    (85,293)   $    (60,458)   $    (63,855)   $    (59,356)
  Realized gain (loss) ...........        285,120          76,156         340,467          49,185       1,980,555          14,571
  Change in unrealized gain (loss)
    on investments ...............      1,401,553       1,019,075       1,964,436         780,525      (1,095,501)        578,013
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      operations .................      1,622,584       1,063,409       2,219,610         769,252         821,199         533,228
                                     ------------    ------------    ------------    ------------    ------------    ------------
Unit Transactions:
  Participant purchase payments ..        494,813       1,537,658       1,292,665       3,028,545         278,654       4,355,869
  Participant transfers from other
    funding options ..............      1,407,404       1,456,492       2,084,253       2,086,979         228,855         875,026
  Administrative charges .........         (2,050)         (1,199)         (3,075)         (2,335)            (11)         (1,931)
  Contract surrenders ............       (277,104)        (64,399)       (350,601)       (239,490)        (35,388)        (72,187)
  Participant transfers to other
    funding options ..............     (1,085,606)       (548,837)     (1,276,660)       (704,750)    (10,654,832)       (172,515)
  Other receipts/(payments) ......        (65,372)        (64,564)       (485,851)          8,656          (8,066)        (49,158)
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      unit transactions ..........        472,085       2,315,151       1,260,731       4,177,605     (10,190,788)      4,935,104
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in
      net assets .................      2,094,669       3,378,560       3,480,341       4,946,857      (9,369,589)      5,468,332
Net Assets:
  Beginning of year ..............      6,198,536       2,819,976      10,685,610       5,738,753       9,369,589       3,901,257
                                     ------------    ------------    ------------    ------------    ------------    ------------
  End of year ....................   $  8,293,205    $  6,198,536    $ 14,165,951    $ 10,685,610    $         --    $  9,369,589
                                     ============    ============    ============    ============    ============    ============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                                                        Janus Aspen                   Janus Aspen
        High Yield Bond            Janus Aspen Balanced             Global Life Sciences            Global Technology
           Subaccount            Subaccount (Service Shares)     Subaccount (Service Shares)     Subaccount (Service Shares)
----------------------------    ----------------------------    ----------------------------    ----------------------------
    2006            2005            2006            2005            2006            2005            2006            2005
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$    169,071    $    (41,628)   $     (5,511)   $        253    $    (16,119)   $    (14,745)   $    (17,304)   $    (14,984)
     (71,617)           (138)        127,704          17,117          32,681          13,047          24,952           6,576

     (34,534)         47,965         (95,085)         25,489          13,311          71,853          38,732          84,265
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


      62,920           6,199          27,108          42,859          29,873          70,155          46,380          75,857
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

     140,053       2,204,944             535          27,720          16,151          64,926          66,751         174,200

     105,939         341,982          34,925          42,898           9,194           8,295          49,997          82,072
         (10)           (668)             --            (442)           (221)           (223)           (303)           (260)
     (22,722)        (46,992)         (9,556)        (11,739)       (115,695)        (16,517)        (47,072)        (22,480)

  (3,185,933)       (297,768)       (883,924)       (211,903)        (19,749)        (20,785)        (99,195)        (61,518)
      (1,166)             --              --              --              --         (83,384)             --         (87,746)
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


  (2,963,839)      2,201,498        (858,020)       (153,466)       (110,320)        (47,688)        (29,822)         84,268
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

  (2,900,919)      2,207,697        (830,912)       (110,607)        (80,447)         22,467          16,558         160,125

   2,900,919         693,222         830,912         941,519         758,643         736,176         859,780         699,655
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
 $        --    $  2,900,919     $        --    $    830,912    $    678,196    $    758,643    $    876,338    $    859,780
============    ============    ============    ============    ============    ============    ============    ============

    The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                               Janus Aspen               Lazard Retirement
                                             Worldwide Growth                 Small Cap                     LMPVPI All Cap
                                        Subaccount (Service Shares)          Subaccount                   Subaccount (Class I)
                                     ----------------------------    ----------------------------    ----------------------------
                                          2006            2005           2006            2005            2006            2005
                                     ------------    ------------    ------------    ------------    ------------    ------------
Operations:
  Net investment income (loss) ...   $     (1,401)   $     (2,944)   $    (63,116)   $    (63,977)   $    (20,986)   $    (25,658)
  Realized gain (loss) ...........          7,193           4,021         661,094         279,487         206,041          22,154
  Change in unrealized gain (loss)
    on investments ...............         53,472          10,448        (181,352)       (112,328)        395,468          96,413
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      operations .................         59,264          11,525         416,626         103,182         580,523          92,909
                                     ------------    ------------    ------------    ------------    ------------    ------------
Unit Transactions:
  Participant purchase payments ..         11,655           8,918         147,775       1,103,515         123,704       1,165,281
  Participant transfers from other
    funding options ..............         24,664          12,534         191,318         447,317         178,410         185,814
  Administrative charges .........           (148)           (151)         (1,331)         (1,089)         (1,463)         (1,295)
  Contract surrenders ............        (21,948)         (6,712)        (80,189)        (79,693)       (146,619)        (48,524)
  Participant transfers to other
    funding options ..............        (10,146)        (34,845)     (4,251,980)       (364,751)       (184,433)       (294,275)
  Other receipts/(payments) ......             --         (12,493)            690         (38,551)        (22,122)        (10,974)
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      unit transactions ..........          4,077         (32,749)     (3,993,717)      1,066,748         (52,523)        996,027
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in
      net assets .................         63,341         (21,224)     (3,577,091)      1,169,930         528,000       1,088,936
Net Assets:
  Beginning of year ..............        372,445         393,669       3,577,091       2,407,161       3,648,656       2,559,720
                                     ------------    ------------    ------------    ------------    ------------    ------------
  End of year ....................   $    435,786    $    372,445    $         --    $  3,577,091    $  4,176,656    $  3,648,656
                                     ============    ============    ============    ============    ============    ============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

         LMPVPI All Cap               LMPVPI Investors             LMPVPI Large Cap Growth        LMPVPI Small Cap Growth
      Subaccount (Class II)         Subaccount (Class I)            Subaccount (Class I)            Subaccount (Class I)
----------------------------    ----------------------------    ----------------------------    ----------------------------
    2006            2005            2006            2005            2006            2005            2006            2005
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$        660    $         29    $     (4,734)   $    (14,897)   $    (44,284)   $    (42,260)   $    (91,715)   $    (75,360)
      16,787              11         107,779          27,879          10,883           4,786         305,339         381,965

      30,637             219         254,363          88,170          87,083         121,746         262,389        (140,591)
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


      48,084             259         357,408         101,152          53,682          84,272         476,013         166,014
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

     278,178           2,650          33,299         300,410          30,305         253,028         118,919       1,039,839

     138,505          11,918         237,107          52,026         109,367          90,589         299,585         445,443
          (9)             --            (742)           (668)           (914)           (951)         (1,780)         (1,591)
     (14,819)             --         (69,256)        (38,309)        (59,463)        (56,444)       (126,981)        (83,650)

         (18)             --        (119,305)       (188,440)       (108,396)       (104,336)       (375,354)       (332,483)
          --              --              --              --              --         (27,131)        (31,748)          5,963
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


     401,837          14,568          81,103         125,019         (29,101)        154,755        (117,359)      1,073,521
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

     449,921          14,827         438,511         226,171          24,581         239,027         358,654       1,239,535

      14,827              --       2,168,189       1,942,018       2,433,262       2,194,235       4,428,155       3,188,620
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$    464,748    $     14,827    $  2,606,700    $  2,168,189    $  2,457,843    $  2,433,262    $  4,786,809    $  4,428,155
============    ============    ============    ============    ============    ============    ============    ============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                         LMPVPI Total Return          LMPVPII Aggressive Growth       LMPVPII Aggressive Growth
                                        Subaccount (Class II)           Subaccount (Class I)            Subaccount (Class II)
                                     ----------------------------    ----------------------------    ----------------------------
                                          2006            2005           2006            2005            2006             2005
                                     ------------    ------------    ------------    ------------    ------------    ------------
Operations:
  Net investment income (loss) ...   $     10,009    $     (8,465)   $   (109,787)   $    (75,059)   $   (172,469)   $   (142,978)
  Realized gain (loss) ...........        138,276          63,439         143,138          17,232         233,812         109,109
  Change in unrealized gain (loss)
    on investments ...............        310,044           1,428         448,036         419,497         667,874         611,987
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      operations .................        458,329          56,402         481,387         361,670         729,217         578,118
                                     ------------    ------------    ------------    ------------    ------------    ------------
Unit Transactions:
  Participant purchase payments ..        964,567         540,433         358,452       1,622,498       1,809,301       1,060,727
  Participant transfers from other
    funding options ..............        451,529         392,150         274,334         791,597         465,490         595,897
  Administrative charges .........         (1,697)         (1,808)         (1,691)         (1,479)         (2,778)         (2,870)
  Contract surrenders ............       (220,635)       (243,338)        (85,543)        (34,100)       (254,407)       (430,901)
  Participant transfers to other
    funding options ..............       (173,375)       (544,708)       (883,245)       (285,633)       (563,178)       (721,385)
  Other receipts/(payments) ......       (224,454)        (59,383)             --         (15,995)       (639,474)          7,991
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      unit transactions ..........        795,935          83,346        (337,693)      2,076,888         814,954         509,459
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in
      net assets .................      1,254,264         139,748         143,694       2,438,558       1,544,171       1,087,577
Net Assets:
  Beginning of year ..............      4,304,532       4,164,784       5,627,467       3,188,909       8,186,452       7,098,875
                                     ------------    ------------    ------------    ------------    ------------    ------------
  End of year ....................   $  5,558,796    $  4,304,532    $  5,771,161    $  5,627,467    $  9,730,623    $  8,186,452
                                     ============    ============    ============    ============    ============    ============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

    LMPVPII Equity Index         LMPVPII Growth and Income        LMPVPIII Adjustable Rate       LMPVPIII Social Awareness
    Subaccount (Class II)          Subaccount (Class I)             Income Subaccount                Stock Subaccount
----------------------------    ----------------------------    ----------------------------    ----------------------------
     2006            2005           2006            2005            2006            2005            2006            2005
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$    (53,937)   $    (46,177)   $    (24,725)   $    (22,050)   $     55,238    $     36,429    $    (10,770)   $     (5,282)
     255,584          54,899          35,382           5,750             588             920           3,512           3,254

     861,188         224,450         144,412          43,830         (10,073)        (30,239)         58,767          23,734
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


   1,062,835         233,172         155,069          27,530          45,753           7,110          51,509          21,706
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

     123,018       1,976,652          38,590         230,111          63,969         898,735         149,013         234,650

     230,907         958,391          44,030          39,678         210,629         438,298          12,515          46,275
      (3,793)         (3,593)           (451)           (412)           (554)           (452)           (135)            (50)
    (341,592)       (283,275)        (71,551)        (30,950)       (130,247)        (99,380)        (26,418)        (13,851)

    (599,792)       (622,628)        (66,805)        (16,164)       (293,434)        (72,746)        (16,346)           (612)
     (13,972)       (111,616)             --              --              --              --              --             699
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


    (605,224)      1,913,931         (56,187)        222,263        (149,637)      1,164,455         118,629         267,111
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

     457,611       2,147,103          98,882         249,793        (103,884)      1,171,565         170,138         288,817

   8,557,355       6,410,252       1,542,138       1,292,345       2,394,901       1,223,336         781,253         492,436
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$  9,014,966    $  8,557,355    $  1,641,020    $  1,542,138    $  2,291,017    $  2,394,901    $    951,391    $    781,253
============    ============    ============    ============    ============    ============    ============    ============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                                Lord Abbett                  Lord Abbett
                                            Growth and Income               Mid-Cap Value
                                           Subaccount (Class VC)         Subaccount (Class VC)         Managed Assets Subaccount
                                     ----------------------------    ----------------------------    ----------------------------
                                          2006           2005            2006            2005            2006            2005
                                     ------------    ------------    ------------    ------------    ------------    ------------
Operations:
  Net investment income (loss) ...   $    (58,888)   $    (41,396)   $   (129,119)   $    (88,308)   $     38,149    $    (37,421)
  Realized gain (loss) ...........        341,546         466,074         786,381         548,326         142,380          20,010
  Change in unrealized gain (loss)
    on investments ...............        853,281        (223,053)        202,232          28,896        (110,207)         78,419
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      operations .................      1,135,939         201,625         859,494         488,914          70,322          61,008
                                     ------------    ------------    ------------    ------------    ------------    ------------
Unit Transactions:
  Participant purchase payments ..        551,629       3,788,668         431,326       3,847,321          97,583       1,307,061
  Participant transfers from other
    funding options ..............        293,588         807,009         470,000       1,318,689          17,381         176,947
  Administrative charges .........         (2,507)         (1,658)         (2,615)         (1,870)             --            (426)
  Contract surrenders ............       (191,531)       (177,371)       (163,826)       (159,822)         (3,954)        (19,857)
  Participant transfers to other
    funding options ..............       (698,537)       (295,057)       (885,587)       (510,305)     (2,429,467)       (259,744)
  Other receipts/(payments) ......       (122,855)        (11,792)         (7,342)        (53,994)         (3,497)             --
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      unit transactions ..........       (170,213)      4,109,799        (158,044)      4,440,019      (2,321,954)      1,203,981
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in
      net assets .................        965,726       4,311,424         701,450       4,928,933      (2,251,632)      1,264,989
Net Assets:
  Beginning of year ..............      7,631,228       3,319,804       8,648,158       3,719,225       2,251,632         986,643
                                     ------------    ------------    ------------    ------------    ------------    ------------
  End of year ....................   $  8,596,954    $  7,631,228    $  9,349,608    $  8,648,158    $         --    $  2,251,632
                                     ============    ============    ============    ============    ============    ============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

       MIST Batterymarch              MIST BlackRock               MIST BlackRock                  MIST Dreman
          Mid-Cap Stock                 High Yield                 Large-Cap Core                Small-Cap Value
      Subaccount (Class A)         Subaccount (Class A)         Subaccount (Class A)          Subaccount (Class A)
  --------------------------------------------------------------------------------------- --------------------------
       2006           2005          2006           2005          2006           2005           2006          2005
  ------------   ------------  ------------   ------------   ------------  ------------   ------------  ------------
   $   (37,764)  $         --   $   (41,105)  $         --   $    (65,156) $         --   $       (475) $         --
       (26,899)            --         5,835             --          6,546            --         (1,699)           --

      (107,302)            --       192,216             --        335,937            --         11,028            --
  ------------   ------------  ------------   ------------   ------------  ------------   ------------  ------------


      (171,965)            --       156,946             --        277,327            --          8,854            --
  ------------   ------------  ------------   ------------   ------------  ------------   ------------  ------------

        26,572             --        19,962             --         44,117            --             --            --

     3,382,590             --     3,367,535             --      4,966,036            --        207,765            --
          (931)            --          (839)            --         (1,239)           --            (37)           --
      (125,113)            --      (178,543)            --       (164,369)           --        (31,630)           --

      (166,425)            --      (173,359)            --       (116,042)           --        (28,780)           --
       (35,231)            --       (24,559)            --             --            --             --            --
  ------------   ------------  ------------   ------------   ------------  ------------   ------------  ------------


     3,081,462             --     3,010,197             --      4,728,503            --        147,318            --
  ------------   ------------  ------------   ------------   ------------  ------------   ------------  ------------

     2,909,497             --     3,167,143             --      5,005,830            --        156,172            --

            --             --            --             --             --            --             --            --
  ------------   ------------  ------------   ------------   ------------  ------------   ------------  ------------
   $ 2,909,497   $         --   $ 3,167,143   $         --   $  5,005,830  $         --   $    156,172  $         --
  ============   ============  ============   ============   ============  ============   ============  ============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                               MIST Harris                   MIST Janus               MIST Legg Mason Partners
                                           Oakmark International        Capital Appreciation              Managed Assets
                                           Subaccount (Class A)         Subaccount (Class A)            Subaccount (Class A)
                                     ----------------------------    ----------------------------    ----------------------------
                                          2006            2005           2006            2005            2006            2005
                                     ------------    ------------    ------------    ------------    ------------    ------------
Operations:
  Net investment income (loss) ...   $    (35,929)   $         --    $    (58,208)   $         --    $    (32,136)   $         --
  Realized gain (loss) ...........            595              --         (26,700)             --          (2,507)             --
  Change in unrealized gain (loss)
    on investments ...............        334,756              --         162,334              --         161,804              --
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      operations .................        299,422              --          77,426              --         127,161              --
                                     ------------    ------------    ------------    ------------    ------------    ------------
Unit Transactions:
  Participant purchase payments ..        109,661              --          53,116              --           9,624              --
  Participant transfers from other
    funding options ..............      3,247,889              --       4,882,583              --       2,510,471              --
  Administrative charges .........           (865)             --          (1,676)             --            (799)             --
  Contract surrenders ............        (37,154)             --        (138,954)             --         (68,771)             --
  Participant transfers to other
    funding options ..............       (188,938)             --        (301,443)             --         (66,343)             --
  Other receipts/(payments) ......             --              --         (38,381)             --              --              --
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      unit transactions ..........      3,130,593              --       4,455,245              --       2,384,182              --
                                     ------------    ------------    ------------    ------------    ------------    ------------
    Net increase (decrease) in
      net assets .................      3,430,015              --       4,532,671              --       2,511,343              --
Net Assets:
  Beginning of year ..............             --              --              --              --              --              --
                                     ------------    ------------    ------------    ------------    ------------    ------------
  End of year ....................   $  3,430,015    $         --    $  4,532,671    $         --    $  2,511,343    $         --
                                     ============    ============    ============    ============    ============    ============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

       MIST Lord Abbett             MIST Lord Abbett             MIST Lord Abbett               MIST Met/AIM
        Bond Debenture             Growth and Income              Mid-Cap Value             Capital Appreciation
     Subaccount (Class A)         Subaccount (Class B)         Subaccount (Class B)         Subaccount (Class A)
 --------------------------------------------------------------------------------------- --------------------------
      2006           2005          2006           2005          2006           2005           2006          2005
 ------------   ------------  ------------   ------------   ------------  ------------   ------------  ------------
  $   (48,821)  $         --   $   (72,552)  $         --   $     (1,283) $         --   $    (13,343) $         --
        6,026             --        12,847             --             48            --        137,629            --

      220,030             --       506,185             --         15,507            --       (149,716)           --
 ------------   ------------  ------------   ------------   ------------  ------------   ------------  ------------


      177,235             --       446,480             --         14,272            --        (25,430)           --
 ------------   ------------  ------------   ------------   ------------  ------------   ------------  ------------

       90,623             --       176,613             --            838            --         11,567            --

    3,942,427             --     6,379,261             --        129,902            --      1,432,239            --
         (962)            --        (1,708)            --            (15)           --           (473)           --
     (129,369)            --      (234,497)            --             --            --        (96,323)           --

     (102,714)            --      (296,772)            --             --            --       (114,780)           --
      (24,418)            --       (47,356)            --             --            --             --            --
 ------------   ------------  ------------   ------------   ------------  ------------   ------------  ------------


    3,775,587             --     5,975,541             --        130,725            --      1,232,230            --
 ------------   ------------  ------------   ------------   ------------  ------------   ------------  ------------

    3,952,822             --     6,422,021             --        144,997            --      1,206,800            --

           --             --            --             --             --            --             --            --
 ------------   ------------  ------------   ------------   ------------  ------------   ------------  ------------
   $3,952,822   $         --    $6,422,021   $         --   $    144,997  $         --   $  1,206,800  $         --
 ============   ============  ============   ============   ============  ============   ============  ============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                               MIST Met/AIM                                              MIST Neuberger
                                             Small Cap Growth            MIST MFS(R) Value             Berman Real Estate
                                           Subaccount (Class A)         Subaccount (Class A)           Subaccount (Class A)
                                     ----------------------------   ----------------------------   ----------------------------
                                         2006            2005           2006            2005           2006            2005
                                     ------------    ------------   ------------    ------------   ------------    ------------
Operations:
  Net investment income (loss) ...   $     (1,263)   $         --   $     (1,277)   $         --   $   (116,877)   $         --
  Realized gain (loss) ...........            770              --        157,663              --        102,019              --
  Change in unrealized gain (loss)
    on investments ...............            944              --        195,794              --      1,769,903              --
                                     ------------    ------------   ------------    ------------   ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      operations .................            451              --        352,180              --      1,755,045              --
                                     ------------    ------------   ------------    ------------   ------------    ------------
Unit Transactions:
  Participant purchase payments ..          2,109              --         29,872              --         80,821              --
  Participant transfers from other
    funding options ..............        148,815              --      3,708,233              --      8,935,188              --
  Administrative charges .........            (44)             --           (914)             --         (3,311)             --
  Contract surrenders ............         (5,384)             --        (41,158)             --       (534,935)             --
  Participant transfers to other
    funding options ..............        (28,603)             --       (247,813)             --       (503,334)             --
  Other receipts/(payments) ......             --              --             --              --       (122,839)             --
                                     ------------    ------------   ------------    ------------   ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      unit transactions ..........        116,893              --      3,448,220              --      7,851,590              --
                                     ------------    ------------   ------------    ------------   ------------    ------------
    Net increase (decrease) in
      net assets .................        117,344              --      3,800,400              --      9,606,635              --
Net Assets:
  Beginning of year ..............             --              --             --              --             --              --
                                     ------------    ------------   ------------    ------------   ------------    ------------
  End of year ....................   $    117,344    $         --   $  3,800,400    $         --   $  9,606,635    $         --
                                     ============    ============   ============    ============   ============    ============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

       MIST Oppenheimer                                                MIST Pioneer                    MIST Pioneer
     Capital Appreciation             MIST Pioneer Fund                Mid-Cap Value                 Strategic Income
     Subaccount (Class B)           Subaccount (Class A)           Subaccount (Class A)            Subaccount (Class A)
----------------------------    ----------------------------    ----------------------------    ----------------------------
      2006           2005           2006            2005            2006             2005           2006           2005
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$    (76,555)   $         --    $    (10,137)   $         --    $       (673)   $         --    $    205,830    $         --
     (19,781)             --           1,735              --           1,333              --           4,692              --

     201,041              --          61,445              --           4,788              --         (14,514)             --
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


     104,705              --          53,043              --           5,448              --         196,008              --
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

     545,011              --             318              --          19,481              --          92,288              --

   6,818,333              --         809,721              --          68,812              --       6,369,643              --
      (1,964)             --            (200)             --             (10)             --          (1,608)             --
    (252,255)             --         (12,069)             --              --              --        (202,697)             --

    (432,352)             --         (63,445)             --            (639)             --        (220,831)             --
     (24,172)             --              --              --              --              --              --              --
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


   6,652,601              --         734,325              --          87,644              --       6,036,795              --
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

   6,757,306              --         787,368              --          93,092              --       6,232,803              --

          --              --              --              --              --              --              --              --
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$  6,757,306    $         --    $    787,368    $         --    $     93,092    $         --    $  6,232,803    $         --
============    ============    ============    ============    ============    ============    ============    ============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                            MIST Third Avenue              MSF BlackRock                 MSF BlackRock
                                             Small Cap Value             Aggressive Growth                Bond Income
                                           Subaccount (Class B)         Subaccount (Class D)          Subaccount (Class A)
                                     ----------------------------   ----------------------------   ----------------------------
                                          2006           2005           2006            2005           2006            2005
                                     ------------    ------------   ------------    ------------   ------------    ------------
Operations:
  Net investment income (loss) ...   $    (67,930)   $         --   $    (49,116)   $         --   $    (75,218)  $          --
  Realized gain (loss) ...........         (2,287)             --        (17,853)             --          7,673              --
  Change in unrealized gain (loss)
    on investments ...............        266,081              --        (29,631)             --        282,814              --
                                     ------------    ------------   ------------    ------------   ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      operations .................        195,864              --        (96,600)             --        215,269              --
                                     ------------    ------------   ------------    ------------   ------------    ------------
Unit Transactions:
  Participant purchase payments ..         55,903              --         31,323              --         74,359              --
  Participant transfers from other
    funding options ..............      8,158,142              --      4,411,178              --      6,122,130              --
  Administrative charges .........           (968)             --         (1,422)             --         (2,185)             --
  Contract surrenders ............        (49,139)             --       (198,658)             --       (118,075)             --
  Participant transfers to other
    funding options ..............       (128,110)             --       (270,872)             --       (219,485)             --
  Other receipts/(payments).......             --              --         (5,463)             --        (17,804)             --
                                     ------------    ------------   ------------    ------------   ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      unit transactions ..........      8,035,828              --      3,966,086              --      5,838,940              --
                                     ------------    ------------   ------------    ------------   ------------    ------------
    Net increase (decrease) in
      net assets .................      8,231,692              --      3,869,486              --      6,054,209              --
Net Assets:
  Beginning of year ..............             --              --             --              --             --              --
                                     ------------    ------------   ------------    ------------   ------------    ------------
  End of year ....................   $  8,231,692    $         --   $  3,869,486    $         --   $  6,054,209    $         --
                                     ============    ============   ============    ============   ============    ============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

        MSF BlackRock                                                                                  MSF MetLife
        Money Market                  MSF FI Large Cap               MSF FI Value Leaders          Aggressive Allocation
    Subaccount (Class A)            Subaccount (Class A)             Subaccount (Class D)           Subaccount (Class B)
----------------------------    ----------------------------    ----------------------------    ----------------------------
    2006            2005           2006             2005            2006           2005             2006            2005
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$    468,589    $         --    $    (40,792)   $         --    $    (67,889)   $         --    $    (17,324)   $         --
          --              --         (14,144)             --         (12,720)             --            (500)             --

          --              --          89,772              --         191,288              --          97,284              --
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


     468,589              --          34,836              --         110,679              --          79,460              --
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

   4,938,142              --          54,289              --          50,211              --          44,202              --

  28,072,278              --       3,552,601              --       5,445,110              --       1,393,310              --
      (6,716)             --          (1,253)             --          (2,127)             --            (140)             --
  (1,613,843)             --         (71,574)             --        (126,236)             --          (2,117)             --

  (9,227,256)             --        (203,059)             --        (196,829)             --         (18,702)             --
    (559,294)             --              --              --         (21,356)             --              --              --
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


  21,603,311              --       3,331,004              --       5,148,773              --       1,416,553              --
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

  22,071,900              --       3,365,840              --       5,259,452              --       1,496,013              --

          --              --              --              --              --              --              --              --
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$ 22,071,900    $         --    $  3,365,840    $         --    $  5,259,452    $         --    $  1,496,013    $         --
============    ============    ============    ============    ============    ============    ============    ============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                               MSF MetLife           MSF MetLife Conservative to           MSF MetLife
                                          Conservative Allocation        Moderate Allocation           Moderate Allocation
                                           Subaccount (Class B)         Subaccount (Class B)           Subaccount (Class B)
                                     ----------------------------   ----------------------------   ----------------------------
                                          2006            2005           2006           2005           2006            2005
                                     ------------    ------------   ------------    ------------   ------------    ------------
Operations:
  Net investment income (loss) ...   $     (3,821)   $         --   $     (2,959)   $         --   $    (38,939)   $         --
  Realized gain (loss) ...........            192              --            129              --        (27,444)             --
  Change in unrealized gain (loss)
    on investments ...............         14,807              --         14,915              --        169,043              --
                                     ------------    ------------   ------------    ------------   ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      operations .................         11,178              --         12,085              --        102,660              --
                                     ------------    ------------   ------------    ------------   ------------    ------------
Unit Transactions:
  Participant purchase payments ..              5              --          6,534              --        221,586              --
  Participant transfers from other
    funding options...............        296,856              --        250,125              --      3,629,772              --
  Administrative charges..........           (192)             --           (178)             --           (780)             --
  Contract surrenders ............         (2,053)             --         (1,947)             --        (33,077)             --
  Participant transfers to other
    funding options ..............         (6,494)             --           (106)             --     (1,166,090)             --
  Other receipts/(payments).......             --              --             --              --             --              --
                                     ------------    ------------   ------------    ------------   ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      unit transactions...........        288,122              --        254,428              --      2,651,411              --
                                     ------------    ------------   ------------    ------------   ------------    ------------
    Net increase (decrease) in
      net assets..................        299,300              --        266,513              --      2,754,071              --
Net Assets:
  Beginning of year ..............             --              --             --              --             --              --
                                     ------------    ------------   ------------    ------------   ------------    ------------
  End of year ....................   $    299,300    $         --   $    266,513    $         --   $  2,754,071    $         --
                                     ============    ============   ============    ============   ============    ============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

   MSF MetLife Moderate to                                                                           MSF Oppenheimer
    Aggressive Allocation          MSF MFS(R)Total Return          MSF MFS(R)Total Return             Global Equity
    Subaccount (Class B)            Subaccount (Class B)             Subaccount (Class F)           Subaccount (Class B)
----------------------------    ----------------------------    ----------------------------    ----------------------------
     2006           2005            2006            2005           2006            2005             2006            2007
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$    (60,850)   $         --    $    (50,293)   $         --    $   (295,918)   $         --    $   (326,334)   $         --
         (45)             --          12,394              --          13,570              --        (100,362)             --

     297,686              --         282,693              --       1,741,389              --       1,757,127              --
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


     236,791              --         244,794              --       1,459,041              --       1,330,431              --
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

       2,915              --           1,118              --         408,432              --         873,719              --

   4,413,123              --       4,106,442              --      22,963,885              --      28,404,149              --
        (360)             --            (768)             --          (8,396)             --          (7,019)             --
     (30,689)             --        (324,693)             --        (574,077)             --        (692,568)             --

     (10,813)             --         (39,290)             --        (809,449)             --      (1,862,510)             --
          --              --         (18,744)             --         (26,767)             --        (143,193)             --
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


   4,374,176              --       3,724,065              --      21,953,628              --      26,572,578              --
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

   4,610,967              --       3,968,859              --      23,412,669              --      27,903,009              --

          --              --              --              --              --              --              --              --
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$  4,610,967    $         --    $  3,968,859    $         --    $ 23,412,669    $         --    $ 27,903,009    $         --
============    ============    ============    ============    ============    ============    ============    ============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                                                           MSF Western                   MSF Western
                                           MSF T. Rowe Price             Asset Management              Asset Management
                                           Large Cap Growth               High Yield Bond               U.S. Government
                                         Subaccount (Class B)           Subaccount (Class A)          Subaccount (Class A)
                                     ----------------------------   ----------------------------   ----------------------------
                                         2006            2005           2006            2005           2006             2005
                                     ------------    ------------   ------------    ------------   ------------    ------------
Operations:
  Net investment income (loss)....   $    (20,520)   $         --   $    (39,368)   $         --   $    (26,307)   $         --
  Realized gain (loss)............            358              --          5,377              --          7,071              --
  Change in unrealized gain (loss)
    on investments................        135,791              --        210,321              --         91,291              --
                                     ------------    ------------   ------------    ------------   ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      operations .................        115,629              --        176,330              --         72,055              --
                                     ------------    ------------   ------------    ------------   ------------    ------------
Unit Transactions:
  Participant purchase payments...         62,803              --         43,842              --         36,569              --
  Participant transfers from other
    funding options...............      1,689,032              --      3,095,937              --      2,354,240              --
  Administrative charges..........           (377)             --         (1,265)             --           (852)             --
  Contract surrenders.............        (43,243)             --        (79,181)             --        (56,097)             --
  Participant transfers to other
    funding options...............        (29,325)             --       (158,584)             --       (242,872)             --
  Other receipts/(payments).......             --              --         (3,083)             --        (17,889)             --
                                     ------------    ------------   ------------    ------------   ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      unit transactions...........      1,678,890              --      2,897,666              --      2,073,099              --
                                     ------------    ------------   ------------    ------------   ------------    ------------
    Net increase (decrease) in
      net assets..................      1,794,519              --      3,073,996              --      2,145,154              --
Net Assets:
  Beginning of year...............             --              --             --              --             --              --
                                     ------------    ------------   ------------    ------------   ------------    ------------
  End of year.....................   $  1,794,519    $         --   $  3,073,996    $         --   $  2,145,154    $         --
                                     ============    ============   ============    ============   ============    ============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                        Oppenheimer                     Oppenheimer
                                    Capital Appreciation             Global Securities                  Oppenheimer
         Money Market                   Subaccount/VA                  Subaccount/VA                   Main Street/VA
          Subaccount                  (Service Shares)               (Service Shares)            Subaccount (Service Shares)
----------------------------    ----------------------------    ----------------------------    ----------------------------
     2006           2005            2006            2005            2006            2005            2006            2005
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$    126,239    $    161,989    $    (24,236)   $    (61,165)   $     25,245    $    (74,852)   $      3,140    $     (4,626)
          --              --         822,992          91,759       2,634,975          84,866          84,624           6,533

          --              --        (538,160)        164,621      (1,868,368)        948,107         (46,709)         20,390
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


     126,239         161,989         260,596         195,215         791,852         958,121          41,055          22,297
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

   1,936,423       8,733,694         194,317       1,426,495         328,465       1,366,597          93,610         236,511

   3,770,388      16,258,058         303,711         790,315         279,530       1,189,446         120,663         209,258
        (100)         (4,079)            (21)         (2,046)             (4)         (2,531)             --            (201)
    (507,674)     (3,974,785)       (102,894)       (330,138)       (123,581)       (267,331)         (3,596)         (5,008)

 (19,249,862)    (17,597,740)     (6,422,928)     (1,147,389)    (10,234,733)       (516,730)       (893,178)       (171,351)
     (20,660)       (728,231)        (55,824)        (15,797)        (72,894)         12,787              --              --
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


 (14,071,485)      2,686,917      (6,083,639)        721,440      (9,823,217)      1,782,238        (682,501)        269,209
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

 (13,945,246)      2,848,906      (5,823,043)        916,655      (9,031,365)      2,740,359        (641,446)        291,506

  13,945,246      11,096,340       5,823,043       4,906,388       9,031,365       6,291,006         641,446         349,940
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$         --    $ 13,945,246    $         --    $  5,823,043    $         --    $  9,031,365    $         --    $    641,446
============    ============    ============    ============    ============    ============    ============    ============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                              PIMCO VIT                      PIMCO VIT                  Pioneer America
                                        Real Return Subaccount        Total Return Subaccount              Income VCT
                                        (Administrative Class)         (Administrative Class)         Subaccount (Class II)
                                     ----------------------------   ----------------------------   ----------------------------
                                         2006            2005           2006            2005           2006            2005
                                     ------------    ------------   ------------    ------------   ------------    ------------
Operations:
  Net investment income (loss)....   $    138,647    $     48,978   $    316,844    $    166,677   $    200,001    $    231,044
  Realized gain (loss) ...........        128,619          68,848         23,859         200,916       (125,223)        (42,789)
  Change in unrealized gain (loss)
    on investments ...............       (348,261)       (108,888)      (112,086)       (326,947)        36,378        (210,513)
                                     ------------    ------------   ------------    ------------   ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      operations..................        (80,995)          8,938        228,617          40,646        111,156         (22,258)
                                     ------------    ------------   ------------    ------------   ------------    ------------
Unit Transactions:
  Participant purchase payments...        197,011       2,109,204        300,047       3,822,421        762,460       1,101,813
  Participant transfers from other
    funding options ..............        593,707       1,172,144      1,211,767       2,117,549        857,554       3,779,312
  Administrative charges .........         (2,065)         (1,843)        (4,480)         (3,583)        (2,401)         (2,546)
  Contract surrenders ............       (437,186)       (114,037)      (449,934)       (277,656)      (343,641)       (408,518)
  Participant transfers to other
    funding options ..............       (599,963)       (293,203)    (1,135,783)       (521,183)    (1,638,972)
  Other receipts/(payments) ......        (23,742)             --        (13,479)        (57,937)      (133,424)       (105,354)
                                     ------------    ------------   ------------    ------------   ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      unit transactions...........       (272,238)      2,872,265        (91,862)      5,079,611     (2,569,948)      2,725,735
                                     ------------    ------------   ------------    ------------   ------------    ------------
    Net increase (decrease) in
      net assets..................       (353,233)      2,881,203        136,755       5,120,257     (2,458,792)      2,703,477
Net Assets:
  Beginning of year...............      6,255,872       3,374,669     12,644,868       7,524,611     10,216,439       7,512,962
                                     ------------    ------------   ------------    ------------   ------------    ------------
  End of year.....................   $  5,902,639    $  6,255,872   $ 12,781,623    $ 12,644,868   $  7,757,647    $ 10,216,439
                                     ============    ============   ============    ============   ============    ============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

        Pioneer AmPac                                                                                 Pioneer Emerging
         Growth VCT                Pioneer Balanced VCT           Pioneer Cullen Value VCT               Markets VCT
    Subaccount (Class II)          Subaccount (Class II)           Subaccount (Class II)           Subaccount (Class II)
----------------------------    ----------------------------    ----------------------------    ----------------------------
     2006           2005            2006            2005            2006            2005            2006            2005
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$     (6,919)   $    (11,864)   $     (1,456)   $    (13,225)   $    (63,987)   $    (14,002)   $   (144,598)   $    (76,818)
     124,612           2,332         685,026          88,896          85,291           1,671       1,538,886         171,493

     (32,778)          7,644        (287,207)         53,939         530,363         122,805       1,208,264       1,692,071
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


      84,915          (1,888)        396,363         129,610         551,667         110,474       2,602,552       1,786,746
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

      89,420         187,099       1,217,706         573,157       1,765,220         625,630       1,980,448       1,096,374

      14,401          96,217         776,587         972,491       2,383,422       1,377,533       2,699,953       2,297,867
        (173)           (173)         (1,565)         (2,155)           (851)           (227)         (2,668)         (2,009)
     (34,321)         (6,748)       (294,660)       (255,946)       (185,914)        (60,248)       (567,237)       (284,929)

    (997,283)        (40,160)     (7,828,922)     (1,704,424)       (887,635)         (7,452)     (2,633,081)       (923,752)
          --         (27,761)        (83,511)        (73,410)       (113,916)             --        (380,058)          5,298
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


    (927,956)        208,474      (6,214,365)       (490,287)      2,960,326       1,935,236       1,097,357       2,188,849
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

    (843,041)        206,586      (5,818,002)       (360,677)      3,511,993       2,045,710       3,699,909       3,975,595

     843,041         636,455       5,818,002       6,178,679       2,045,710              --       7,510,047       3,534,452
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$         --    $    843,041    $         --    $  5,818,002    $  5,557,703    $  2,045,710    $ 11,209,956    $  7,510,047
============    ============    ============    ============    ============    ============    ============    ============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                                                          Pioneer Equity
                                       Pioneer Equity Income VCT          Opportunity VCT               Pioneer Europe VCT
                                         Subaccount (Class II)         Subaccount (Class II)           Subaccount (Class II)
                                     ----------------------------   ----------------------------   ----------------------------
                                         2006            2005           2006            2005           2006            2005
                                     ------------    ------------   ------------    ------------   ------------    ------------
Operations:
  Net investment income (loss)....   $     74,618    $     34,102   $     (1,548)   $       (197)  $      5,062    $     (6,035)
  Realized gain (loss)............        547,336         102,290            474             108        249,198          20,911
  Change in unrealized gain (loss)
    on investments ...............      1,957,522         299,233         22,103             414        (72,483)          8,745
                                     ------------    ------------   ------------    ------------   ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      operations..................      2,579,476         435,625         21,029             325        181,777          23,621
                                     ------------    ------------   ------------    ------------   ------------    ------------
Unit Transactions:
  Participant purchase payments...      1,286,118       1,284,937         59,407           4,385        116,188          29,306
  Participant transfers from other
    funding options...............      1,981,171       1,968,403         90,065          71,147        577,220         224,487
  Administrative charges..........         (4,233)         (3,617)           (44)            (18)          (294)           (185)
  Contract surrenders.............       (924,737)       (298,942)        (4,386)        (21,396)       (31,702)        (14,226)
  Participant transfers to other
    funding options...............     (1,230,204)       (715,678)       (27,402)        (18,288)    (1,324,434)       (121,735)
  Other receipts/(payments).......       (260,869)        (86,576)            --              --             --              --
                                     ------------    ------------   ------------    ------------   ------------    ------------
    Net increase (decrease) in
    net assets resulting from
      unit transactions...........        847,246       2,148,527        117,640          35,830       (663,022)        117,647
                                     ------------    ------------   ------------    ------------   ------------    ------------
    Net increase (decrease) in
      net assets..................      3,426,722       2,584,152        138,669          36,155       (481,245)        141,268
Net Assets:
  Beginning of year...............     12,986,230      10,402,078         36,155              --        481,245         339,977
                                     ------------    ------------   ------------    ------------   ------------    ------------
  End of year.....................   $ 16,412,952    $ 12,986,230   $    174,824    $     36,155   $         --    $    481,245
                                     ============    ============   ============    ============   ============    ============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

      Pioneer Fund VCT            Pioneer Global High Yield       Pioneer Growth Shares VCT       Pioneer High Yield VCT
    Subaccount (Class II)         VCT Subaccount (Class II)        Subaccount (Class II)           Subaccount (Class II)
----------------------------     ---------------------------    ----------------------------    ----------------------------
     2006           2005            2006           2005             2006            2005           2006             2005
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$   (109,604)   $   (115,162)   $    150,328    $     17,340    $    (72,740)   $    (56,415)   $    802,907    $    930,747
     328,108         619,666          29,511            (168)        105,768         196,343          16,071         828,592

   1,700,801         149,312         102,225           3,118         278,445         (52,756)        530,003      (1,816,717)
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


   1,919,305         653,816         282,064          20,290         311,473          87,172       1,348,981         (57,378)
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

     688,513       2,128,257       1,856,224         393,246         578,202         732,312       1,855,489       4,720,037

   1,039,579       1,400,667       2,267,751         849,620         126,208         250,818       6,573,907       7,270,946
      (4,949)         (5,956)           (584)            (41)         (1,208)         (1,709)         (6,681)         (8,949)
    (645,950)       (891,494)       (151,805)        (40,031)       (179,930)       (185,517)     (2,248,771)     (5,347,999)

  (1,121,949)     (4,996,761)     (1,014,872)         (7,883)       (432,801)     (2,013,553)     (7,260,806)    (17,706,827)
    (172,732)       (157,533)           (578)             --        (255,419)        (15,097)       (389,828)       (160,421)
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


    (217,488)     (2,522,820)      2,956,136       1,194,911        (164,948)     (1,232,746)     (1,476,690)    (11,233,213)
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

   1,701,817      (1,869,004)      3,238,200       1,215,201         146,525      (1,145,574)       (127,709)    (11,290,591)

  13,612,031      15,481,035       1,215,201              --       4,089,998       5,235,572      23,829,894      35,120,485
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$ 15,313,848    $ 13,612,031    $  4,453,401    $  1,215,201    $  4,236,523    $  4,089,998    $ 23,702,185    $ 23,829,894
============    ============    ============    ============    ============    ============    ============    ============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                      Pioneer Ibbotson Aggressive     Pioneer Ibbotson Growth       Pioneer Ibbotson Moderate
                                            Allocation VCT                 Allocation VCT                 Allocation VCT
                                        Subaccount  (Class II)         Subaccount (Class II)           Subaccount (Class II)
                                     ----------------------------   ----------------------------   ----------------------------
                                          2006           2005           2006            2005           2006            2005
                                     ------------    ------------   ------------    ------------   ------------    ------------
Operations:
  Net investment income (loss)....   $    (55,537)   $     (6,983)  $   (496,478)   $    (42,652)  $   (341,197)   $    (71,117)
  Realized gain (loss)............         31,632           1,760        107,347           6,352        226,796           4,092
  Change in unrealized gain (loss)
    on investments................        350,916          53,571      3,629,863         250,986      2,245,010         400,553
                                     ------------    ------------   ------------    ------------   ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      operations..................        327,011          48,348      3,240,732         214,686      2,130,609         333,528
                                     ------------    ------------   ------------    ------------   ------------    ------------
Unit Transactions:
  Participant purchase payments...      2,306,283         620,064     49,179,817       3,690,985     18,538,955       3,719,468
  Participant transfers from other
    funding options...............        747,191         301,071      4,709,708       2,447,950     12,429,247       9,519,238
  Administrative charges..........           (940)           (100)        (3,492)           (312)        (4,374)           (213)
  Contract surrenders.............        (34,165)         (8,024)      (541,224)        (95,725)    (1,131,840)       (153,085)
  Participant transfers to other
    funding options...............         (5,616)             --       (659,214)       (383,978)    (1,308,848)           (636)
  Other receipts/(payments).......             --              --       (113,909)         (1,514)      (203,270)        (43,918)
                                     ------------    ------------   ------------    ------------   ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      unit transactions...........      3,012,753         913,011     52,571,686       5,657,406     28,319,870      13,040,854
                                     ------------    ------------   ------------    ------------   ------------    ------------
    Net increase (decrease) in
      net assets..................      3,339,764         961,359     55,812,418       5,872,092     30,450,479      13,374,382
Net Assets:
  Beginning of year...............        961,359              --      5,872,092              --     13,374,382              --
                                     ------------    ------------   ------------    ------------   ------------    ------------
  End of year.....................   $  4,301,123    $    961,359   $ 61,684,510    $  5,872,092   $ 43,824,861    $ 13,374,382
                                     ============    ============   ============    ============   ============    ============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                STATEMENTS OF CHANGES IN NET ASSETS-- (Continued)
                 For the years ended December 31, 2006 and 2005

                                                                     Pioneer Oak Ridge
 Pioneer International Value      Pioneer Mid Cap Value VCT        Large Cap Growth VCT           Pioneer Real Estate Shares
  VCT Subaccount (Class II)         Subaccount (Class II)          Subaccount (Class II)           VCT Subaccount (Class II)
----------------------------    ----------------------------    ----------------------------    ----------------------------
     2006            2005            2006           2005            2006            2005            2006            2005
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$    (66,292)   $    (45,377)   $   (227,730)   $   (183,217)   $    (78,795)   $    (50,929)   $     52,464    $     94,714

      74,842         216,534       3,087,170         793,366         141,498          26,957         881,707         472,336

     715,079         169,350      (1,671,899)        (16,400)        (22,693)        251,831       1,944,286         388,560
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


     723,629         340,507       1,187,541         593,749          40,010         227,859       2,878,457         955,610
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

     901,807         457,136         871,112       2,190,790         946,487       1,133,906       1,142,375       1,575,532

   2,856,359         502,726         953,885       1,786,143       1,692,439         833,951       1,442,497         956,504
        (983)           (653)         (3,628)         (3,709)           (762)           (424)         (3,784)         (3,208)
    (132,104)        (37,792)       (593,737)       (435,050)       (370,560)       (142,613)       (495,003)       (310,861)

    (289,619)     (1,156,481)     (1,602,989)     (1,297,858)       (682,736)       (188,201)     (1,361,937)     (1,136,988)
     (16,615)             --         (80,788)       (154,420)       (118,125)        (89,293)        (66,885)       (131,628)
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


   3,318,845        (235,064)       (456,145)      2,085,896       1,466,743       1,547,326         657,263         949,351
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

   4,042,474         105,443         731,396       2,679,645       1,506,753       1,775,185       3,535,720       1,904,961

   2,491,939       2,386,496      11,877,513       9,197,868       3,607,175       1,831,990       8,514,652       6,609,691
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$  6,534,413    $  2,491,939    $ 12,608,909    $ 11,877,513    $  5,113,928    $  3,607,175    $ 12,050,372    $  8,514,652
============    ============    ============    ============    ============    ============    ============    ============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                       Pioneer Small and Mid Cap
                                              Growth VCT               Pioneer Small Cap Value     Pioneer Small Company VCT
                                         Subaccount (Class II)        VCT Subaccount (Class II)       Subaccount (Class II)
                                     ----------------------------   ----------------------------   ----------------------------
                                         2006            2005           2006            2005           2006            2005
                                     ------------    ------------   ------------    ------------   ------------    ------------
Operations:
  Net investment income (loss)....   $    (29,079)   $    (23,893)  $   (156,999)   $   (120,165)  $    (10,796)   $    (25,771)
  Realized gain (loss)............         48,881          10,400        585,849         313,365        133,278         150,874
  Change in unrealized gain (loss)
    on investments................         67,624          53,940        533,817         395,452        (30,235)       (119,385)
                                     ------------    ------------   ------------    ------------   ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      operations..................         87,426          40,447        962,667         588,652         92,247           5,718
                                     ------------    ------------   ------------    ------------   ------------    ------------
Unit Transactions:
  Participant purchase payments...        345,331         510,555        604,893       1,069,879         16,829         267,553
  Participant transfers from other
    funding options...............        166,784         265,671      2,031,026         776,617         57,310         179,224
  Administrative charges........           (228)           (166)        (2,470)         (1,933)            --            (412)
  Contract surrenders...........       (149,621)        (80,800)      (423,094)       (217,778)       (13,448)        (32,570)
  Participant transfers to other
    funding options...............       (126,277)       (215,444)    (1,198,556)       (723,212)    (1,632,666)       (157,801)
  Other receipts/(payments).......       (311,477)        (29,384)      (281,983)        (74,637)            --         (22,297)
                                     ------------    ------------   ------------    ------------   ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      unit transactions...........        (75,488)        450,432        729,816         828,936     (1,571,975)        233,697
                                     ------------    ------------   ------------    ------------   ------------    ------------
    Net increase (decrease) in
      net assets..................         11,938         490,879      1,692,483       1,417,588     (1,479,728)        239,415
Net Assets:
  Beginning of year...............      1,433,832         942,953      7,339,607       5,922,019      1,479,728       1,240,313
                                     ------------    ------------   ------------    ------------   ------------    ------------
  End of year.....................   $  1,445,770    $  1,433,832   $  9,032,090    $  7,339,607   $         --    $  1,479,728
                                     ============    ============   ============    ============   ============    ============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

Pioneer Strategic Income VCT          Pioneer Value VCT        Putnam VT International Equity    Putnam VT Small Cap Value
    Subaccount (Class II)           Subaccount (Class II)          Subaccount (Class IB)          Subaccount (Class IB)
----------------------------    ----------------------------    ----------------------------    ----------------------------
    2006            2005            2006            2005            2006           2005             2006            2005
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$    521,403    $    506,748    $   (112,062)   $   (108,249)   $     (4,188)   $     (1,414)   $   (128,224)   $    (96,569)
      27,773         191,052         460,474          82,193          13,881           7,336         845,898         311,601

     114,530        (618,505)        496,398         221,302          58,114          19,101         367,489         129,996
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


     663,706          79,295         844,810         195,246          67,807          25,023       1,085,163         345,028
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

   1,975,464       2,480,144         322,331       1,133,323          13,795           9,312         418,302       2,393,568

   2,796,500       2,792,326         289,303       1,204,461          25,850           1,601       1,014,283       1,100,456
      (5,385)         (4,988)         (2,189)         (2,266)           (218)           (197)         (2,708)         (1,959)
    (741,591)       (465,064)       (259,164)       (195,123)        (12,843)         (8,605)       (192,797)       (204,212)

  (2,424,222)       (826,633)       (548,140)       (337,773)         (9,949)        (27,732)       (815,389)       (376,954)
    (324,925)       (150,811)        (49,679)        (50,039)           (233)             --              --            (635)
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


   1,275,841       3,824,974        (247,538)      1,752,583          16,402         (25,621)        421,691       2,910,264
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

   1,939,547       3,904,269         597,272       1,947,829          84,209            (598)      1,506,854       3,255,292

  14,888,042      10,983,773       6,703,632       4,755,803         265,158         265,756       7,076,116       3,820,824
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$ 16,827,589    $ 14,888,042    $  7,300,904    $  6,703,632    $    349,367    $    265,158    $  8,582,970    $  7,076,116
============    ============    ============    ============    ============    ============    ============    ============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                         Travelers AIM Capital          Travelers Convertible     Travelers Disciplined Mid Cap
                                        Appreciation Subaccount         Securities Subaccount          Stock Subaccount
                                     ----------------------------   ----------------------------   ----------------------------
                                         2006            2005           2006             2005          2006            2005
                                     ------------    ------------   ------------    ------------   ------------    ------------
Operations:
  Net investment income (loss)....   $     (8,986)   $    (21,284)  $      7,771    $     24,686   $     (1,920)   $    (53,369)
  Realized gain (loss)............        280,358          22,857        149,035          53,919        805,879          71,164
  Change in unrealized gain (loss)
    on investments................       (184,829)         77,239         45,987        (113,494)      (526,113)        274,789
                                     ------------    ------------   ------------    ------------   ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      operations..................         86,543          78,812        202,793         (34,889)       277,846         292,584
                                     ------------    ------------   ------------    ------------   ------------    ------------
Unit Transactions:
  Participant purchase payments...         37,357         321,131         47,243         719,637         24,290         467,730
  Participant transfers from other
    funding options...............          1,824          70,277         51,319         308,871         18,910         113,711
  Administrative charges..........             (5)           (532)            (2)           (742)            (3)           (873)
  Contract surrenders.............        (14,399)        (56,993)       (15,203)        (84,810)        (9,363)        (67,875)
  Participant transfers to other
    funding options...............     (1,468,386)       (249,640)    (3,381,502)       (375,732)    (3,370,285)       (225,515)
  Other receipts/(payments).......             --         (16,723)        (2,386)         (2,602)            --          (1,970)
                                     ------------    ------------   ------------    ------------   ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      unit transactions...........     (1,443,609)         67,520     (3,300,531)        564,622     (3,336,451)        285,208
                                     ------------    ------------   ------------    ------------   ------------    ------------
    Net increase (decrease) in
      net assets..................     (1,357,066)        146,332     (3,097,738)        529,733     (3,058,605)        577,792
Net Assets:
  Beginning of year...............      1,357,066       1,210,734      3,097,738       2,568,005      3,058,605       2,480,813
                                     ------------    ------------   ------------    ------------   ------------    ------------
  End of year.....................   $         --    $  1,357,066   $         --    $  3,097,738   $         --    $  3,058,605
                                     ============    ============   ============    ============   ============    ============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

     Travelers Equity Income         Travelers Federated         Travelers Federated Stock        Travelers Large Cap
           Subaccount               High Yield Subaccount               Subaccount                    Subaccount
   -------------------------    ----------------------------    ----------------------------    ----------------------------
    2006             2005          2006             2005            2006           2005             2006            2005
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$     37,549    $    (83,959)   $    234,047    $    (46,681)   $      5,354    $     (9,338)   $     (3,688)   $    (32,976)
     586,286          73,763        (107,514)         (1,525)         71,112           2,928         342,918          12,870

    (374,336)        147,918         (53,886)         73,902         (58,599)         24,322        (275,688)        149,886
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


     249,499         137,722          72,647          25,696          17,867          17,912          63,542         129,780
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

     100,889       1,409,590          65,095         901,489             553          74,137         137,138         567,004

     147,170         332,543         209,739         481,051           1,946          11,509          59,299         108,202
         (10)         (1,756)            (10)           (690)             (3)           (198)             (1)           (642)
     (42,427)        (88,846)        (40,618)       (143,318)         (9,856)        (11,440)        (11,390)        (24,638)

  (5,421,781)       (206,982)     (3,199,270)       (199,503)       (530,181)         (8,856)     (2,358,782)       (166,645)
          --         (17,469)        (29,576)         (4,790)             --          (9,370)             --          (7,544)
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


  (5,216,159)      1,427,080      (2,994,640)      1,034,239        (537,541)         55,782      (2,173,736)        475,737
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

  (4,966,660)      1,564,802      (2,921,993)      1,059,935        (519,674)         73,694      (2,110,194)        605,517

   4,966,660       3,401,858       2,921,993       1,862,058         519,674         445,980       2,110,194       1,504,677
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$         --    $  4,966,660    $         --    $  2,921,993    $         --    $    519,674    $         --    $  2,110,194
============    ============    ============    ============    ============    ============    ============    ============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                           Travelers Managed              Travelers Managed             Travelers Managed
                                          Allocation Series:             Allocation Series:             Allocation Series:
                                         Aggressive Subaccount         Conservative Subaccount         Moderate Subaccount
                                     ----------------------------   ----------------------------   ----------------------------
                                          2006            2005          2006            2005           2006            2005
                                     ------------    ------------   ------------    ------------   ------------    ------------
Operations:
  Net investment income (loss)....   $     12,782    $     (6,820)  $      5,475    $      2,283   $     67,441    $     (5,090)
  Realized gain (loss)............         98,737           1,998         (4,904)          1,410        114,622           2,984
  Change in unrealized gain (loss)
    on investments................        (48,682)         48,682         (1,845)          1,846        (78,926)         78,926
                                     ------------    ------------   ------------    ------------   ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      operations..................         62,837          43,860         (1,274)          5,539        103,137          76,820
                                     ------------    ------------   ------------    ------------   ------------    ------------
Unit Transactions:
  Participant purchase payments...         73,698         822,195            141         804,904         24,851       1,577,910
  Participant transfers from other
    funding options...............        233,202          22,561          1,754             100        466,038       1,162,170
  Administrative charges..........             --              (2)            --             (13)            --             (43)
  Contract surrenders.............             --              --             --              --             --          (3,606)
  Participant transfers to other
    funding options...............     (1,246,836)        (11,515)      (811,116)            (35)    (3,407,177)           (100)
  Other receipts/(payments).......             --              --             --              --             --              --
                                     ------------    ------------   ------------    ------------   ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      unit transactions...........       (939,936)        833,239       (809,221)        804,956     (2,916,288)      2,736,331
                                     ------------    ------------   ------------    ------------   ------------    ------------
    Net increase (decrease) in
      net assets..................       (877,099)        877,099       (810,495)        810,495     (2,813,151)      2,813,151
Net Assets:
  Beginning of year...............        877,099              --        810,495              --      2,813,151              --
                                     ------------    ------------   ------------    ------------   ------------    ------------
  End of year.....................   $         --    $    877,099   $         --    $    810,495   $         --    $  2,813,151
                                     ============    ============   ============    ============   ============    ============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

Travelers Managed Allocation    Travelers Managed Allocation
 Series: Moderate-Aggressive    Series: Moderate-Conservative    Traveler Mercury Large Cap       Travelers MFS(R)Mid Cap
          Subaccount                      Subaccount                  Core Subaccount                Growth Subaccount
----------------------------    ----------------------------    ----------------------------    ----------------------------
    2006            2005            2006           2005             2006             2005           2006            2005
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$     61,468    $     (9,105)   $      6,384    $         44    $    (19,691)   $    (58,357)   $    (25,078)   $    (64,923)
     275,437           3,591          (3,293)             34         744,856           8,463         629,209          21,060

    (151,046)        151,046          (1,180)          1,180        (468,122)        371,263        (381,546)        159,772
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


     185,859         145,532           1,911           1,258         257,043         321,369         222,585         115,909
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

      48,749       2,838,273         131,037          78,003         182,985       1,946,745          95,739         404,199

          --       1,603,778          25,905              --         136,944         711,159          21,798       1,584,944
         (13)            (21)             --              (1)             --            (659)             (7)         (1,438)
     (15,616)        (16,993)           (961)             --          (7,572)        (20,320)        (32,610)        (91,778)

  (4,789,548)             --        (237,152)             --      (4,705,562)        (76,759)     (4,193,211)       (172,004)
          --              --              --              --              --         (76,564)         (4,505)       (133,590)
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


  (4,756,428)      4,425,037         (81,171)         78,002      (4,393,205)      2,483,602      (4,112,796)      1,590,333
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

  (4,570,569)      4,570,569         (79,260)         79,260      (4,136,162)      2,804,971      (3,890,211)      1,706,242

   4,570,569              --          79,260              --       4,136,162       1,331,191       3,890,211       2,183,969
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$         --    $  4,570,569    $         --    $     79,260    $         --    $  4,136,162    $         --    $  3,890,211
============    ============    ============    ============    ============    ============    ============    ============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                                                                                      Travelers Mondrian
                                         Travelers MFS(R) Total         Travelers MFS(R) Value        International Stock
                                           Return Subaccount                 Subaccount                    Subaccount
                                     ----------------------------   ----------------------------   ----------------------------
                                         2006            2005           2006            2005           2006            2005
                                     ------------    ------------   ------------    ------------   ------------    ------------
Operations:
  Net investment income (loss)....   $    150,898    $    110,516   $    (19,893)   $     (4,712)  $     71,190    $    (31,806)
  Realized gain (loss)............        101,200         968,764        306,984         118,959        507,693          11,288
  Change in unrealized gain (loss)
    on investments................        396,701        (838,989)       (47,423)        (17,685)      (263,584)        169,474
                                     ------------    ------------   ------------    ------------   ------------    ------------
    Net increase (decrease) in
     net assets resulting from
     operations..................        648,799         240,291        239,668          96,562        315,299         148,956
                                     ------------    ------------   ------------    ------------   ------------    ------------
Unit Transactions:
  Participant purchase payments...        762,845       7,679,216        137,288       1,066,127         63,079         821,170
  Participant transfers from other
    funding options...............        372,378       2,129,344        171,860         846,895         91,913         360,844
  Administrative charges..........           (106)         (6,075)            (3)           (531)            (4)           (590)
  Contract surrenders.............       (256,719)       (443,785)       (11,142)        (60,810)       (21,532)        (13,713)
  Participant transfers to other
    funding options...............    (21,862,531)       (620,783)    (3,422,061)        (55,621)    (2,546,046)       (126,831)
  Other receipts/(payments).......         (4,775)       (111,445)            --              --         (2,502)        (41,965)
                                     ------------    ------------   ------------    ------------   ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      unit transactions...........    (20,988,908)      8,626,472     (3,124,058)      1,796,060     (2,415,092)        998,915
                                     ------------    ------------   ------------    ------------   ------------    ------------
    Net increase (decrease) in
      net assets..................    (20,340,109)      8,866,763     (2,884,390)      1,892,622     (2,099,793)      1,147,871
Net Assets:
  Beginning of year...............     20,340,109      11,473,346      2,884,390         991,768      2,099,793         951,922
                                     ------------    ------------   ------------    ------------   ------------    ------------
  End of year.....................   $         --    $ 20,340,109   $         --    $  2,884,390   $         --    $  2,099,793
                                     ============    ============   ============    ============   ============    ============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

    Travelers Pioneer Fund            Travelers Pioneer         Travelers Pioneer Strategic       Travelers Quality Bond
          Subaccount              Mid Cap Value Subaccount           Income Subaccount                  Subaccount
----------------------------    ----------------------------    ----------------------------    ----------------------------
    2006            2005            2006            2005            2006            2005            2006            2005
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$      2,853    $    (10,390)   $       (117)   $        (50)   $    (35,708)   $    150,028    $    327,318    $    (98,440)
     106,076           3,729           1,421             269         (56,600)          6,587        (442,025)         (8,614)

     (66,991)         38,069              15             (15)        138,670        (124,445)         55,347          92,054
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


      41,938          31,408           1,319             204          46,362          32,170         (59,360)        (15,000)
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

       2,583         151,106          39,149          16,046         123,534       2,947,676         150,768       1,315,043

      19,635         276,717               9             113         624,976       2,837,779          83,754         680,282
          --            (138)             --              --              (1)           (639)            (25)         (2,007)
      (4,902)        (26,356)            106              --         (16,419)        (21,405)        (95,700)       (278,742)

    (754,943)        (18,232)        (56,946)             --      (5,881,328)     (1,151,468)     (5,949,965)       (285,239)
          --              --              --              --         (28,684)          4,389          (3,944)         (5,231)
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


    (737,627)        383,097         (17,682)         16,159      (5,177,922)      4,616,332      (5,815,112)      1,424,106
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

    (695,689)        414,505         (16,363)         16,363      (5,131,560)      4,648,502      (5,874,472)      1,409,106

     695,689         281,184          16,363              --       5,131,560         483,058       5,874,472       4,465,366
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$         --    $    695,689    $         --    $     16,363    $         --    $  5,131,560    $         --    $  5,874,472
============    ============    ============    ============    ============    ============    ============    ============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                                                      Travelers Style Focus            Travelers Style Focus
                                      Travelers Strategic Equity     Series: Small Cap Growth         Series: Small Cap Value
                                              Subaccount                    Subaccount                       Subaccount
                                     ----------------------------   ----------------------------   ----------------------------
                                         2006            2005           2006            2005           2006            2005
                                     ------------    ------------   ------------    ------------   ------------    ------------
Operations:
  Net investment income (loss)....   $     (2,632)   $    (11,779)  $       (610)   $       (495)  $       (165)   $        (27)
  Realized gain (loss)............        172,867          11,475         15,267           1,526          3,807             135
  Change in unrealized gain (loss)
    on investments................       (125,252)          3,481         (1,253)          1,253           (101)            101
                                     ------------    ------------   ------------    ------------   ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      operations..................         44,983           3,177         13,404           2,284          3,541             209
                                     ------------    ------------   ------------    ------------   ------------    ------------
Unit Transactions:
  Participant purchase payments...         31,334         161,794          5,460          62,726             --           2,090
  Participant transfers from other
    funding options...............            590          18,060         14,030          18,751         67,263          11,238
  Administrative charges..........             (5)           (434)            --              (2)            --              (1)
  Contract surrenders.............        (22,782)        (19,829)           (94)            (49)           (55)            (28)
  Participant transfers to other
    funding options ..............     (1,103,202)        (62,609)      (115,916)           (594)       (84,256)             --
  Other receipts/(payments).......             --         (56,879)            --              --             (1)             --
                                     ------------    ------------   ------------    ------------   ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      unit transactions...........     (1,094,065)         40,103        (96,520)         80,832        (17,049)         13,299
                                     ------------    ------------   ------------    ------------   ------------    ------------
    Net increase (decrease) in
      net assets..................     (1,049,082)         43,280        (83,116)         83,116        (13,508)         13,508
Net Assets:
  Beginning of year...............      1,049,082       1,005,802         83,116              --         13,508              --
                                     ------------    ------------   ------------    ------------   ------------    ------------
  End of year.....................   $         --    $  1,049,082   $         --    $     83,116   $         --    $     13,508
                                     ============    ============   ============    ============   ============    ============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

                STATEMENTS OF CHANGES IN NET ASSETS -- (Continued)
                 For the years ended December 31, 2006 and 2005

                                                                      Van Kampen LIT                  VIP Contrafund(R)
  Travelers U.S. Government       Van Kampen LIT Comstock          Enterprise Subaccount                Subaccount
    Securities Subaccount          Subaccount (Class II)               (Class II)                    (Service Class 2)
----------------------------    ----------------------------    ----------------------------    ----------------------------
     2006           2005            2006            2005            2006            2005            2006            2005
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
$    116,603    $    (28,058)   $    (50,789)   $    (64,386)   $     (1,871)   $     (1,555)   $   (106,303)   $   (141,280)
    (172,098)          1,585         455,323         141,643           3,515           3,993       1,221,815          62,702

     (30,358)         44,270         533,487         114,296           3,063           3,254         (98,914)      1,236,992
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


     (85,853)         17,797         938,021         191,553           4,707           5,692       1,016,598       1,158,414
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

      95,561       1,476,023         171,664       2,627,300             836           8,335         731,176       3,693,426

     100,119         407,342         352,891       1,388,135             936             319       1,594,704       1,400,966
          (1)           (384)         (2,143)         (1,627)           (136)           (144)         (3,893)         (2,682)
     (14,675)        (16,466)       (203,846)        (65,689)         (5,260)         (1,399)       (389,677)        (92,114)

  (2,332,852)       (101,655)       (325,864)       (260,733)        (13,033)        (30,033)     (1,085,377)       (878,341)
     (56,750)          2,194            (255)        (27,710)             --             110          (6,167)       (103,473)
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------


  (2,208,598)      1,767,054          (7,553)      3,659,676         (16,657)        (22,812)        840,766       4,017,782
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------

  (2,294,451)      1,784,851         930,468       3,851,229         (11,950)        (17,120)      1,857,364       5,176,196

   2,294,451         509,600       6,793,517       2,942,288         105,441         122,561      10,287,443       5,111,247
------------    ------------    ------------    ------------    ------------    ------------    ------------    ------------
  $       --    $  2,294,451    $  7,723,985    $  6,793,517    $     93,491    $    105,441    $ 12,144,807    $ 10,287,443
============    ============    ============    ============    ============    ============    ============    ============

   The accompanying notes are an integral part of these financial statements.

                      METLIFE OF CT SEPARATE ACCOUNT TWELVE
                             FOR VARIABLE ANNUITIES

               STATEMENTS OF CHANGES IN NET ASSETS -- (Concluded)
                 For the years ended December 31, 2006 and 2005

                                     VIP Dynamic Capital
                                   Appreciation Subaccount      VIP Mid Cap Subaccount
                                      (Service Class 2)           (Service Class 2)
                                   ---------------------     ----------------------------
                                      2006         2005          2006            2005
                                   ---------    ---------    ------------    ------------
Operations:
  Net investment income (loss)..   $  (9,685)   $  (7,994)   $   (276,560)   $   (197,343)
  Realized gain (loss) .........      36,285        9,315       2,000,068         185,166
  Change in unrealized gain
    (loss) on investments.......      35,492       75,716        (229,882)      1,739,923
                                   ---------    ---------    ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      operations ...............      62,092       77,037       1,493,626       1,727,746
                                   ---------    ---------    ------------    ------------
Unit Transactions:
  Participant purchase payments.         731       22,375       1,038,332       4,999,508
  Participant transfers from
    other funding options.......      71,206      126,383       1,240,863       2,077,990
  Administrative charges........        (199)        (208)         (5,736)         (3,769)
  Contract surrenders...........      (2,998)     (45,309)       (376,101)       (177,040)
  Participant transfers to
    other funding options.......     (76,619)     (58,571)     (1,225,906)       (684,062)
  Other receipts/(payments).....          --           --             734        (138,821)
                                   ---------    ---------    ------------    ------------
    Net increase (decrease) in
      net assets resulting from
      unit transactions.........      (7,879)      44,670         672,186       6,073,806
                                   ---------    ---------    ------------    ------------
    Net increase (decrease) in
      net assets................      54,213      121,707       2,165,812       7,801,552
Net Assets:
  Beginning of year.............     525,541      403,834      14,291,327       6,489,775
                                   ---------    ---------    ------------    ------------
  End of year...................   $ 579,754    $ 525,541    $ 16,457,139    $ 14,291,327
                                   =========    =========    ============    ============

   The accompanying notes are an integral part of these financial statements.

                          NOTES TO FINANCIAL STATEMENTS

1. BUSINESS

MetLife of CT Separate Account Twelve for Variable Annuities ("Separate Account Twelve") (formerly, TLAC Separate Account Twelve for Variable Annuities) is a separate account of MetLife and Annuity Company of Connecticut (the "Company") (formerly, The Travelers Life and Annuity Company) a wholly owned subsidiary of MetLife, Inc., a Delaware corporation, and is available for funding certain variable annuity contracts issued by the Company. Separate Account Twelve, established on November 14, 2002, is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. The products supported by Separate Account Twelve are Pioneer Annuistar Plus, Portfolio Architect Plus and Scudder Advocate Rewards Annuity.

Separate Account Twelve is divided into Subaccounts each of which is treated as an individual separate account for financial reporting purposes. Each Subaccount invests in shares of the corresponding portfolios, series and funds (with the same name), of registered investment management companies (collectively, the "Funds") which are presented below. For convenience, the portfolios, series or funds are referred to as "portfolios".

     AIM Variable Insurance Funds
     American Funds Insurance Series
     Credit Suisse Trust
     Dreyfus Investment Portfolios
     Dreyfus Socially Responsible Growth Fund, Inc.
     Dreyfus Variable Investment Fund
     DWS Investments VIT Funds
     DWS Variable Series I
     DWS Variable Series II
     Franklin Templeton Variable Insurance Products Trust
     Janus Aspen Series
     Legg Mason Partners Variable Portfolios I, Inc.
     Legg Mason Partners Variable Portfolios II
     Legg Mason Partners Variable Portfolios III, Inc.
     Lord Abbett Series Fund, Inc.
     Met Investors Series Trust
     Metropolitan Series Fund, Inc.
     Pioneer Variable Contracts Trust
     PIMCO Variable Insurance Trust
     Putnam Variable Trust
     Van Kampen Life Investment Trust
     Variable Insurance Products Fund
     The Alger American Fund

Participant purchase payments applied to Separate Account Twelve are invested in one or more Subaccounts in accordance with the selection made by the contract owner. The following Subaccounts were available for investment as of December 31, 2006 (the share class indicated in parentheses is that of the portfolio in which the Subaccount invests):


     AIM V.I. Capital Appreciation Subaccount (Series II)
     AIM V.I. Mid Cap Core Equity Subaccount (Series II)
     AIM V.I. Utilities Subaccount
     Alger American Leveraged AllCap Subaccount (Class S)
     American Funds Global Growth Subaccount (Class 2)
     American Funds Growth Subaccount (Class 2)
     American Funds Growth-Income Subaccount (Class 2)
     Credit Suisse Trust Emerging Markets Subaccount
     Credit Suisse Trust Global Small Cap Subaccount
     Dreyfus MidCap Stock Subaccount (Service Shares)
     Dreyfus Socially Responsible Growth Subaccount (Service Shares) Dreyfus VIF Appreciation Subaccount (Initial Shares)
     Dreyfus VIF Developing Leaders Subaccount (Initial Shares)
     DWS VIT Equity 500 Index Subaccount (Class B)
     DWS VIT RREEF Real Estate Securites Subaccount (Class B)
     DWSI Bond Subaccount (Class B)
     DWSI Capital Growth Subaccount (Class B)
     DWSI Global Opportunities Subaccount (Class B)
     DWSI Growth & Income Subaccount (Class B)
     DWSI Health Care Subaccount (Class B)
     DWSI International Subaccount (Class B)
     DWSII Balanced Subaccount (Class B)
     DWSII Blue Chip Subaccount (Class B)

     DWSII Conservative Allocation Subaccount (Class B)
     DWSII Conservative Allocation Subaccount (Class B)
     DWSII Core Fixed Income Subaccount (Class B)
     DWSII Davis Venture Value Subaccount (Class B)
     DWSII Dreman High Return Equity Subaccount (Class B)
     DWSII Dreman Small Mid Cap Value Subaccount (Class B)
     Dreyfus VIF Developing Leaders Subaccount (Initial Shares)
     DWSII Core Fixed Income Subaccount (Class B)
     DWSII Davis Venture Value Subaccount (Class B)
     DWSII Dreman High Return Equity Subaccount (Class B)
     DWSII Dreman Small Mid Cap Value Subaccount (Class B)
     DWSII Global Thematic Subaccount (Class B)
     DWSII Government & Agency Securities Subaccount (Class B)
     DWSII Growth  Allocation Subaccount (Class B)
     DWSII High Income Subaccount (Class B)
     DWSII International Select Equity Subaccount (Class B)
     DWSII Janus Growth & Income Subaccount (Class B)
     DWSII Large Cap Value Subaccount (Class B)
     DWSII Mid Cap Growth Subaccount (Class B)
     DWSII Moderate Allocation Subaccount (Class B)
     DWSII Money Market Subaccount (Class B)
     DWSII Small Cap Growth Subaccount (Class B)
     DWSII Strategic Income Subaccount (Class B)
     DWSII Technology Subaccount (Class B)
     DWSII Turner Mid Cap Growth Subaccount (Class B)
     FTVIPT Franklin Rising Dividends Securities Subaccount (Class 2) FTVIPT Franklin Small-Mid Cap Growth Securities Subaccount (Class 2) FTVIPT Templeton Developing Markets Securities Subaccount (Class 2) FTVIPT Templeton Foreign Securities Subaccount (Class 2)
     Janus Aspen Global Life Sciences Subaccount (Service Shares)
     Janus Aspen Global Technology Subaccount (Service Shares)
     Janus Aspen Worldwide Growth Subaccount (Service Shares)
     LMPVPI All Cap Subaccount (Class I)
     LMPVPI All Cap Subaccount (Class II)
     LMPVPI Investors Subaccount (Class I)
     LMPVPI Large Cap Growth Subaccount (Class I)
     LMPVPI Small Cap Growth Subaccount (Class I)
     LMPVPI Total Return Subaccount (Class II)
     LMPVPII Aggressive Growth Subaccount (Class I)
     LMPVPII Aggressive Growth Subaccount (Class II)
     LMPVPII Equity Index Subaccount (Class II)
     LMPVPII Growth and Income Subaccount (Class I)
     LMPVPIII Adjustable Rate Income Subaccount
     LMPVPIII Social Awareness Stock Subaccount
     Lord Abbett Growth and Income Subaccount (Class VC)
     Lord Abbett Mid-Cap Value Subaccount (Class VC)
     MIST Batterymarch Mid-Cap Stock Subaccount (Class A)
     MIST BlackRock High Yield Subaccount (Class A)
     MIST BlackRock Large-Cap Core Subaccount (Class A)
     MIST Dreman Small-Cap Value Subaccount (Class A)

     MIST Harris Oakmark International Subaccount (Class A)
     MIST Janus Capital Appreciation Subaccount (Class A)
     MIST Legg Mason Partners Managed Assets Subaccount (Class A)
     MIST Lord Abbett Bond Debenture Subaccount (Class A)
     MIST Lord Abbett Growth and Income Subaccount (Class B)
     MIST Lord Abbett Mid-Cap Value Subaccount (Class B)
     MIST Met/AIM Capital Appreciation Subaccount (Class A)
     MIST Met/AIM Small Cap Growth Subaccount (Class A)
     MIST MFS(R) Value Subaccount (Class A)
     MIST Neuberger Berman Real Estate Subaccount (Class A)
     MIST Oppenheimer Capital Appreciation Subaccount (Class B)
     MSF FI Value Leaders Subaccount (Class D)
     MSF MetLife Aggressive Allocation Subaccount (Class B)
     MSF MetLife Conservative Allocation Subaccount (Class B)
     MSF MetLife Conservative to Moderate Allocation Subaccount (Class B) MSF MetLife Moderate Allocation Subaccount (Class B)
     MIST Pioneer Fund Subaccount (Class A)
     MIST Pioneer Mid-Cap Value Subaccount (Class A)
     MIST Pioneer Strategic Income Subaccount (Class A)
     MIST Third Avenue Small Cap Value Subaccount (Class B)
     MSF BlackRock Aggressive Growth Subaccount (Class D)
     MSF BlackRock Bond Income Subaccount (Class A)
     MSF BlackRock Money Market Subaccount (Class A)
     MSF FI Large Cap Subaccount (Class A)
     MSF FI Value Leaders Subaccount (Class D)
     MSF MetLife Aggressive Allocation Subaccount (Class B)
     MSF MetLife Conservative Allocation Subaccount (Class B)
     MSF MetLife Conservative to Moderate Allocation Subaccount (Class B) MSF MetLife Moderate Allocation Subaccount (Class B)
     MSF MetLife Moderate to Aggressive Allocation Subaccount (Class B) MSF MFS(R) Total Return Subaccount (Class B)
     MSF MFS(R) Total Return Subaccount (Class F)
     MSF Oppenheimer Global Equity Subaccount (Class B)
     MSF T. Rowe Price Large Cap Growth Subaccount (Class B)
     MSF Western Asset Management High Yield Bond Subaccount (Class A) MSF Western Asset Management U.S. Government Subaccount (Class A) PIMCO VIT Real Return Subaccount (Administrative Class)
     PIMCO VIT Total Return Subaccount (Administrative Class)
     Pioneer America Income VCT Subaccount (Class II)
     Pioneer Cullen Value VCT Subaccount (Class II)
     Pioneer Emerging Markets VCT Subaccount (Class II)
     Pioneer Equity Income VCT Subaccount (Class II)
     Pioneer Equity Opportunity VCT Subaccount (Class II)
     Pioneer Fund VCT Subaccount (Class II)
     Pioneer Global High Yield VCT Subaccount (Class II)
     Pioneer Growth Shares VCT Subaccount (Class II)
     Pioneer High Yield VCT Subaccount (Class II)
     Pioneer Ibbotson Aggressive Allocation VCT Subaccount (Class II) Pioneer Ibbotson Growth Allocation VCT Subaccount (Class II)

     Pioneer Ibbotson Moderate Allocation VCT Subaccount (Class II) Pioneer International Value VCT Subaccount (Class II)
     Pioneer Mid Cap Value VCT Subaccount (Class II)
     Pioneer Oak Ridge Large Cap Growth VCT Subaccount (Class II) Pioneer Real Estate Shares VCT Subaccount (Class II)
     Pioneer Small and Mid Cap Growth VCT Subaccount (Class II) Pioneer Small Cap Value VCT Subaccount (Class II)
     Pioneer Strategic Income VCT Subaccount (Class II)
     Pioneer Value VCT Subaccount (Class II)
     Putnam VT International Equity Subaccount (Class IB)
     Putnam VT Small Cap Value Subaccount (Class IB)
     Van Kampen LIT Comstock Subaccount (Class II)
     Van Kampen LIT Enterprise Subaccount (Class II)
     VIP Contrafund(R) Subaccount (Service Class 2)
     VIP Dynamic Capital Appreciation Subaccount (Service Class 2) VIP Mid Cap Subaccount (Service Class 2)

     The operations of the Subaccounts changed as follows during the years ended December 31, 2006 and 2005:

     For the year ended December 31, 2006:
     -------------------------------------

     Name changes:

     Old Name                                                     New Name
     --------                                                     --------

     Smith Barney Equity Index Subaccount                         LMPVPII Equity Index Subaccount
     Salomon Brothers Variable Aggressive Growth Subaccount       LMPVPII Aggressive Growth Subaccount
     Salomon Brothers Variable Growth & Income Subaccount         LMPVPII Growth and Income Subaccount
     Salomon Brothers Variable All Cap Subaccount                 LMPVPI All Cap Subaccount
     Salomon Brothers Variable Investors Subaccount               LMPVPI Investors Subaccount
     Salomon Brothers Variable Large Cap Growth Subaccount        LMPVPI Large Cap Growth Subaccount
     Salomon Brothers Variable Small Cap Growth Subaccount        LMPVPI Small Cap Growth Subaccount
     Salomon Brothers Variable Total Return Subaccount            LMPVPI Total Return Subaccount
     Scudder Real Estate Securities Subaccount                    DWS VIT RREEF Real Estate Securities Subaccount
     Scudder VIT Equity 500 Index Subaccount                      DWS VIT Equity 500 Index Subaccount
     Scudder Bond Subaccount                                      DWSI Bond Subaccount
     Scudder Capital Growth Subaccount                            DWSI Capital Growth Subaccount
     Scudder Global Discovery Subaccount                          DWSI Global Opportunities Subaccount
     Scudder Growth and Income Subaccount                         DWSI Growth & Income Subaccount
     Scudder Health Science Subaccount                            DWSI Health Care Subaccount
     Scudder International Subaccount                             DWSI International Subaccount
     Scudder Blue Chip Subaccount                                 DWSII Blue Chip Subaccount
     Scudder Conservative Income Strategy Subaccount              DWSII Income Allocation Subaccount
     Scudder Fixed Income Subaccount                              DWSII Core Fixed Income Subaccount
     Scudder Global Blue Chip Subaccount                          DWSII Global Thermatic Subaccount
     Scudder Government & Agency Securities Subaccount            DWSII Government & Agency Securities Subaccount
     Scudder Growth & Income Strategy Subaccount                  DWSII Moderate Allocation Subaccount
     Scudder Growth Strategy Subaccount                           DWSII Growth Allocation Subaccount
     Scudder High Income Subaccount                               DWSII High Income Subaccount
     Scudder Income & Growth Strategy Subaccount                  DWSII Conservative Allocation Subaccount

     Scudder International Select Equity Subaccount               DWSII International Select Equity Subaccount
     Scudder Large Cap Value Subaccount                           DWSII Large Cap Value Subaccount
     Scudder Mercury Large Cap Core Subaccount                    DWSI Mercury Large Cap Subaccount
     Scudder Mid Cap Growth Subaccount                            DWSII Mid Cap Growth Subaccount
     Scudder Money Market Subaccount                              DWSII Money Market Subaccount
     Scudder Salomon Aggressive Growth Subaccount                 DWSI Legg Mason Aggressive Growth Subaccount
     Scudder Small Cap Growth Subaccount                          DWSII Small Cap Growth Subaccount
     Scudder Strategic Income Subaccount                          DWSII Strategic Income Subaccount
     Scudder Technology Growth Subaccount                         DWSII Technology Subaccount
     Scudder Templeton Foreign Value Subaccount                   DWSII Templeton Foreign Value Subaccount
     Scudder Total Return Subaccount                              DWSII Balanced Subaccount
     SVS Davis Venture Subaccount                                 DWSII Davis Venture Subaccount
     SVS Dreman Financial Services Subaccount                     DWSII Dreman Financial Services Subaccount
     SVS Dreman High Return Equity Subaccount                     DWSII Dreman High Return Equity Subaccount
     SVS Dreman Small Cap Value Subaccount                        MIST Dreman Small Cap Value Subaccount
     SVS Janus Growth and Income Subaccount                       DWSII Janus Growth and Income Subaccount
     SVS Janus Growth Opportunities Subaccount                    DWSII Janus Growth Opportunities Subaccount
     SVS MFS Strategic Value Subaccount                           DWSII MFS Strategic Value Subaccount
     SVS Oak Strategic Equity Subaccount                          DWSI Oak Strategic Equity Subaccount
     SVS Turner Mid Cap Growth Subaccount                         DWSII Turner Mid Cap Growth Subaccount
     Smith Barney Adjustable Rate Income Subaccount               LMPVPIII Adjustable Rate Income Subaccount
     Travelers Social Awareness Stock Subaccount                  LMPVPIII Social Awareness Stock Subaccount
     MIST Federated High Yield Subaccount                         MIST BlackRock High Yield Subaccount
     MIST DWS Dreman Small Cap Value VIP Subaccount               DWSII Dreman Small Mid Cap Value Subaccount
     MIST Mercury Large Cap Core Subaccount                       MIST BlackRock Large Cap Core Subaccount

     Mergers:

     Old Portfolio                                                New Portfolio
     -------------                                                -------------

     Capital Appreciation Fund (e)                                Janus Capital Appreciation Portfolio (a)
     High Yield Bond Trust (e)                                    Western Asset Management High Yield Bond Portfolio (a)
     Managed Assets Trust (e)                                     Legg Mason Partners Managed Assets Portfolio (a)
     Money Market Portfolio (e)                                   BlackRock Money Market Portfolio (a)
     Pioneer Small Company VCT Portfolio (e)                      Pioneer Small Cap Value VCT Portfolio (a)
     Travelers AIM Capital Appreciation Portfolio (e)             Met/AIM Capital Appreciation Portfolio (a)
     Travelers Convertible Securities Portfolio (a)               Lord Abbett Bond Debenture Portfolio (a)
     Travelers Disciplined Mid Cap Stock Portfolio (e)            Batterymarch Mid Cap Stock Portfolio (a)
     Travelers Federated High Yield Portfolio (e)                 Federated High Yield Portfolio (a)
     Travelers Federated Stock Portfolio (a)                      Lord Abbett Growth and Income Portfolio (a)
     Travelers Mercury Large Cap Core Portfolio (e)               Mercury Large Cap Core Portfolio (a)
     Travelers MFS Value Portfolio (e)                            MFS Value Portfolio (a)
     Travelers Mondrian International Stock Portfolio (e)         Harris Oakmark International Portfolio (a)
     Travelers Pioneer Fund Portfolio (e)                         Pioneer Fund Portfolio (a)
     Pioneer Mid-Cap Value Portfolio (e)                          Pioneer Mid-Cap Value Portfolio (a)
     Travelers Style Focus Series: Small Cap Growth Portfolio (e) Met/AIM Small Cap Growth Portfolio (a)
     Travelers Style Focus Series: Small Cap Value Portfolio (e)  Dreman Small-Cap Value Portfolio (a)
     Travelers Equity Income Portfolio (e)                        FI Value Leaders Portfolio (a)
     Travelers Large Cap Portfolio (e)                            Fl Large Cap Portfolio (a)
     Travelers Managed Allocation Series:                         MetLife Conservative Allocation Portfolio (a)
     Conservative Portfolio (e)

     Travelers Managed Allocation Series:                           MetLife Conservative to Moderate
     Moderate-Conservative Portfolio (e)                            Allocation Portfolio (a)
     Travelers Managed Allocation Series: Moderate Portfolio (a)    MetLife Moderate Allocation Portfolio (a)
     Travelers Managed Allocation Series:                           MetLife Moderate to Aggressive Allocation
     Moderate-Aggressive Portfolio (e)                                Portfolio (a)
     Travelers Managed Allocation Series: Aggressive Portfolio (e)  MetLife Aggressive Allocation Portfolio (a)
     Travelers MFS Mid Cap Growth Portfolio (e)                     BlackRock Aggressive Growth Portfolio (a)
     Travelers MFS Total Return Portfolio (e)                       MFS Total Return Portfolio (a)
     Travelers Strategic Equity Portfolio (e)                       Fl Large Cap Portfolio (a)
     Travelers Quality Bond Account for Variable Annuities (e)      BlackRock Bond Income Portfolio (a)
     Travelers U.S. Government Securities Portfolio (e)             Western Asset Management U.S. Government Portfolio (a)
     DWSII Dreman Financial Services VIP Portfolio (f)              DWSII Dreman High Return Equity VIP Portfolio (b)
     DWSII MFS Strategic Value VIP Portfolio (f)                    DWSII Dreman High Return Equity VIP Portfolio (b)
     DWSII Income Allocation VIP Portfolio (f)                      DWSII Conservative Allocation VIP Portfolio (b)
     DWSI Janus Growth Opportunities VIP Portfolio (g)              DWSI Capital Growth VIP Portfolio (c)
     DWSI Legg Mason Aggressive Growth VIP Portfolio (g)            DWSI Capital Growth VIP Portfolio (c)
     DWSI Mercury Large Cap Core VIP Portfolio (g)                  DWSI Growth & Income VIP Portfolio (c)
     DWSI Oak Strategic Equity VIP Portfolio (g)                    DWSI Capital Growth VIP Portfolio (c)
     DWSI Templeton Foreign Value VIP Portfolio (g)                 DWSI International VIP Portfolio (c)
     Pioneer Balanced VCT Portfolio (h)                             Pioneer Ibbotson Moderate Allocation VCT Portfolio (d)
     Pioneer Europe VCT Portfolio (h)                               Pioneer International Value VCT Portfolio (d)
     Pioneer AmPac Growth VCT Portfolio (h)                         Pioneer Oak Ridge Large Cap Growth VCT Portfolio (d)

     (a)   For the period May 1, 2006 to December 31, 2006
     (b)   For the period September 18, 2006 to December 31, 2006
     (c)   For the period December 8, 2006 to December 31, 2006
     (d)   For the period December 15, 2006 to December 31, 200
     (e)   For the period January 1, 2006 to April 30, 2006
     (f)   For the period January 1, 2006 to September 17, 2006
     (g)   For the period January 1, 2006 to December 7, 2006
     (h)   For the period January 1, 2006 to December 14, 2006

     Substitutions:

     Old Portfolio                                                New Portfolio
     -------------                                                -------------

     Janus Aspen Balanced Portfolio (j)                           MFS Total Return Portfolio (i)
     Alger American Balanced Portfolio (j)                        MFS Total Return Portfolio (i)
     AllianceBernstein Large Cap Growth Portfolio (j)             T. Rowe Price Large Cap Growth Portfolio (i)
     Mercury Global Allocation V.I. Portfolio (j)                 Oppenheimer Global Equity Portfolio (i)
     Mutual Shares Securities Portfolio (j)                       Lord Abbett Growth and Income Portfolio (i)
     Templeton Growth Securities Portfolio (j)                    Oppenheimer Global Equity Portfolio (i)
     Oppenheimer Capital Appreciation Portfolio (j)               MIST Oppenheimer Capital Appreciation Portfolio (i)
     Oppenheimer Main Street Portfolio (j)                        Lord Abbett Growth and Income Portfolio (i)
     Oppenheimer Global Securities Portfolio (j)                  Oppenheimer Global Equity Portfolio (i)
     Delaware VIP REIT Series (j)                                 MIST Neuberger Berman Real Estate Portfolio (i)

1. BUSINESS -- (Concluded)

     Mercury Value Opportunities V.I. Fund (j)                     MIST Third Avenue Small Cap Value Portfolio (i)
     Lazard Retirement Small Cap Portfolio (j)                     MIST Third Avenue Small Cap Value Portfolio (i)

     (i)   For the period May 1, 2006 to December 31, 2006
     (j)   For the period January 1, 2006 to April 1, 2006

     For the year ended December 31, 2005:
     -------------------------------------

     Mergers:

     Old Portfolio                                                  New Portfolio
     -------------                                                  -------------

     21st Century Growth Portfolio                                  Scudder Small Cap Growth Portfolio
     MFS Emerging Growth Portfolio                                  MFS Mid Cap Growth Portfolio
     Scudder Growth Portfolio                                       Capital Growth Portfolio
     SVS Eagle Focused Large Cap Growth Portfolio                   Capital Growth Portfolio
     SVS Focus Value & Growth Portfolio                             Growth & Income Portfolio
     SVS Index 500 Portfolio                                        Scudder VIT Equity 500 Index Fund

     Not all funds may be available in all states or to all contract owners.

This report is prepared for the general information of contract owners and is not an offer of units of Separate Account Twelve for Variable Annuities or shares of Separate Account Twelve's underlying funds. It should not be used in connection with any offer except in conjunction with the prospectus for Separate Account Twelve offered by the Company and the prospectuses for the underlying funds, which collectively contain all pertinent information, including additional information on charges and expenses.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by Separate Account Twelve in the preparation of its financial statements.

Investments are valued daily at the net asset values per share of the underlying funds. Short-term investments are reported at fair value based on quoted market prices. Short-term investments, for which there is no reliable quoted market price, are recorded at amortized cost which approximates fair value. Changes in fair values are recorded in the Statement of Operations.

Security transactions are recorded on the trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.

The operations of Separate Account Twelve form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code of 1986 (the "Code"). Under existing Federal income tax law, no taxes are payable on the investment income of Separate Account Twelve. Separate Account Twelve is not taxed as a "regulated investment company" under Subchapter M of the Code.

Net assets allocated to contracts in the payout period are computed according to Annuity 2000 Table. The assumed investment return is 3.0 percent. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the variable annuity account by the Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

The financial highlights disclosure is comprised of the units, unit values, net assets, investment income ratio, expense ratios and total returns for each Subaccount. Since each Subaccount offers multiple contract charges, certain information is provided in the form of a range. The range information may reflect varying time periods if assets did not exist with all contract charge options of the Subaccount for the entire year.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. CONTRACT CHARGES

The asset-based charges listed below are deducted, as appropriate, each business day and are assessed through the calculation of accumulation and annuity unit values;

     - Mortality and Expense Risks assumed by the Company ("M&E")
     - Administrative fees paid for administrative expenses ("ADM")
     - Enhanced Stepped-up Provision, if elected by the contract owner
       ("E.S.P.")
     - Guaranteed Minimum Withdrawal Benefit, if elected by the contract owner ("GMWB")
     - Guaranteed Minimum Withdrawal Benefit for life, if elected by the contract owner ("GMWBL")
     - Guaranteed Income Solution, if elected by the contract owner ("GIS")
     - Guaranteed Income Solution Plus, if elected by the contract owner
       ("GISP")
     - Guaranteed Minimum Accumulation Benefit, if elected by the contract owner ("GMAB")

Below is a table displaying separate account charges with their associated products offered in this Separate Account for each funding option. The table displays the following death benefit (Dth Ben) designations; Standard (S), Step up (SU), Deferred Annual Step up (D) and Roll up (R). In products where there is one death benefit only, the "Dth Ben" column is blank.

                                                                      Asset-based Charges
                                ----------------------------------------------------------------------------------------------
                                                                     Optional Features
Separate                                      ----------------------------------------------------------------------
Account       Dth                                              GMWB I           GMWB II                                 Total
Charge (1)    Ben Product       M&E   ADM     E.S.P.  GMWB I   PLUS    GMWB II   PLUS   GMWB III  GMWB L  GISP   GMAB   Charge
-----------------------------------------------------------------------------------------------------------------------------
Separate       S Pioneer
 Account          AnnuiStar
 Charge 1.55%     Plus         1.40%  0.15%                                                                             1.55%
               S Portfolio
                  Architect
                  Plus (2)     1.40%  0.15%                                                                             1.55%
               S Scudder
                  Advocate
                  Rewards      1.40%  0.15%                                                                             1.55%

Separate      SU Pioneer
 Account          AnnuiStar
 Charge 1.70%     Plus         1.55%  0.15%                                                                             1.70%
              SU Portfolio
                  Architect
                  Plus (2)     1.55%  0.15%                                                                             1.70%
              SU Scudder
                  Advocate
                  Rewards      1.55%  0.15%                                                                             1.70%

Separate       S Pioneer
 Account          AnnuiStar
 Charge 1.75%     Plus         1.40%  0.15%   0.20%                                                                     1.75%
               S Portfolio
                  Architect
                  Plus (2)     1.40%  0.15%   0.20%                                                                     1.75%
               S Scudder
                  Advocate
                  Rewards      1.40%  0.15%   0.20%                                                                     1.75%

                                                                      Asset-based Charges
                                ----------------------------------------------------------------------------------------------
                                                                     Optional Features
Separate                                      ----------------------------------------------------------------------
Account       Dth                                              GMWB I           GMWB II                                 Total
Charge (1)    Ben Product       M&E   ADM     E.S.P.  GMWB I   PLUS    GMWB II   PLUS   GMWB III  GMWB L  GISP   GMAB   Charge
-----------------------------------------------------------------------------------------------------------------------------
Separate       S Pioneer
 Account          AnnuiStar
 Charge 1.80%     Plus         1.40%  0.15%                                             0.25%                           1.80%
               S Portfolio
                  Architect
                  Plus (2)     1.40%  0.15%                                             0.25%                           1.80%
               S Scudder
                  Advocate
                  Rewards      1.40%  0.15%                                             0.25%                           1.80%

Separate      SU Pioneer
 Account          AnnuiStar
 Charge 1.90%     Plus         1.55%  0.15%   0.20%                                                                     1.90%
               R Pioneer
                  AnnuiStar
                  Plus         1.75%  0.15%                                                                             1.90%
              SU Portfolio
                  Architect
                  Plus (2)     1.55%  0.15%   0.20%                                                                     1.90%
               R Portfolio
                  Architect
                  Plus (2)     1.75%  0.15%                                                                             1.90%
              SU Scudder
                  Advocate
                  Rewards      1.55%  0.15%   0.20%                                                                     1.90%
               R Scudder
                  Advocate
                  Rewards      1.75%  0.15%                                                                             1.90%

Separate       S Pioneer
 Account          AnnuiStar
 Charge 1.95%     Plus         1.40%  0.15%           0.40%                                                             1.95%
              SU Pioneer
                  AnnuiStar
                  Plus         1.55%  0.15%                                             0.25%                           1.95%
               S Portfolio
                  Architect
                  Plus (2)     1.40%  0.15%           0.40%                                                             1.95%
              SU Portfolio
                  Architect
                  Plus (2)     1.55%  0.15%                                             0.25%                           1.95%
               S Scudder
                  Advocate
                  Rewards      1.40%  0.15%           0.40%                                                             1.95%
               S Scudder
                  Advocate
                  Rewards      1.40%  0.15%                                                                      0.40%  1.95%
              SU Scudder
                  Advocate
                  Rewards      1.55%  0.15%                                             0.25%                           1.95%

                                                                      Asset-based Charges
                                ----------------------------------------------------------------------------------------------
                                                                     Optional Features
Separate                                      ----------------------------------------------------------------------
Account       Dth                                              GMWB I           GMWB II                                 Total
Charge (1)    Ben Product       M&E   ADM     E.S.P.  GMWB I   PLUS    GMWB II   PLUS   GMWB III  GMWB L  GISP   GMAB   Charge
-----------------------------------------------------------------------------------------------------------------------------
Separate       S Pioneer
 Account          AnnuiStar
 Charge 2.00%     Plus         1.40%  0.15%   0.20%                                     0.25%                           2.00%
               S Portfolio
                  Architect
                  Plus (2)     1.40%  0.15%   0.20%                                     0.25%                           2.00%
               S Scudder
                  Advocate
                  Rewards      1.40%  0.15%   0.20%                                     0.25%                           2.00%

Separate       S Pioneer
 Account          AnnuiStar
 Charge 2.05%     Plus         1.40%  0.15%                                                                      0.50%  2.05%
               S Pioneer
                  AnnuiStar
                  Plus         1.40%  0.15%                            0.50%                                            2.05%
               S Portfolio
                  Architect
                  Plus (2)     1.40%  0.15%                                                                      0.50%  2.05%
               S Portfolio
                  Architect
                  Plus (2)     1.40%  0.15%                            0.50%                                            2.05%
               S Scudder
                  Advocate
                  Rewards      1.40%  0.15%                            0.50%                                            2.05%

Separate      SU Pioneer
 Account          AnnuiStar
 Charge 2.10%     Plus         1.55%  0.15%           0.40%                                                             2.10%
               R Pioneer
                  AnnuiStar
                  Plus         1.75%  0.15%   0.20%                                                                     2.10%
              SU Portfolio
                  Architect
                  Plus (2)     1.55%  0.15%           0.40%                                                             2.10%
               R Portfolio
                  Architect
                  Plus (2)     1.75%  0.15%   0.20%                                                                     2.10%
               S Scudder
                  Advocate
                  Rewards      1.40%  0.15%                    0.55%                                                    2.10%
              SU Scudder
                  Advocate
                  Rewards      1.55%  0.15%           0.40%                                                             2.10%
              SU Scudder
                  Advocate
                  Rewards      1.55%  0.15%                                                                      0.40%  2.10%
               R Scudder
                  Advocate
                  Rewards      1.75%  0.15%   0.20%                                                                     2.10%

                                                                      Asset-based Charges
                                ----------------------------------------------------------------------------------------------
                                                                     Optional Features
Separate                                      ----------------------------------------------------------------------
Account       Dth                                              GMWB I           GMWB II                                 Total
Charge (1)    Ben Product       M&E   ADM     E.S.P.  GMWB I   PLUS    GMWB II   PLUS   GMWB III  GMWB L  GISP   GMAB   Charge
-----------------------------------------------------------------------------------------------------------------------------
Separate       S Pioneer
 Account          AnnuiStar
 Charge 2.15%     Plus         1.40%  0.15%   0.20%   0.40%                                                             2.15%
              SU Pioneer
                  AnnuiStar
                  Plus         1.55%  0.15%   0.20%                                     0.25%                           2.15%
               R Pioneer
                  AnnuiStar
                  Plus         1.75%  0.15%                                             0.25%                           2.15%
               S Portfolio
                  Architect
                  Plus (2)     1.40%  0.15%   0.20%   0.40%                                                             2.15%
              SU Portfolio
                  Architect
                  Plus (2)     1.55%  0.15%   0.20%                                     0.25%                           2.15%
               R Portfolio
                  Architect
                  Plus (2)     1.75%  0.15%                                             0.25%                           2.15%
               S Scudder
                  Advocate
                  Rewards      1.40%  0.15%   0.20%   0.40%                                                             2.15%
               S Scudder
                  Advocate
                  Rewards      1.40%  0.15%   0.20%                                                              0.40%  2.15%
              SU Scudder
                  Advocate
                  Rewards      1.55%  0.15%   0.20%                                     0.25%                           2.15%
               R Scudder
                  Advocate
                  Rewards      1.75%  0.15%                                             0.25%                           2.15%

Separate       S Pioneer
 Account          AnnuiStar
 Charge 2.20%     Plus         1.40%  0.15%                                                       0.65%                 2.20%
              SU Pioneer
                  AnnuiStar
                  Plus         1.55%  0.15%                                                                      0.50%  2.20%
              SU Pioneer
                  AnnuiStar
                  Plus         1.55%  0.15%                            0.50%                                            2.20%
              SU Portfolio
                  Architect
                  Plus (2)     1.55%  0.15%                                                                      0.50%  2.20%
              SU Portfolio
                  Architect
                  Plus (2)     1.55%  0.15%                            0.50%                                            2.20%

                                                                      Asset-based Charges
                                ----------------------------------------------------------------------------------------------
                                                                     Optional Features
Separate                                      ----------------------------------------------------------------------
Account       Dth                                              GMWB I           GMWB II                                 Total
Charge (1)    Ben Product       M&E   ADM     E.S.P.  GMWB I   PLUS    GMWB II   PLUS   GMWB III  GMWB L  GISP   GMAB   Charge
-----------------------------------------------------------------------------------------------------------------------------
Separate
 Account       S Scudder
 Charge 2.20%     Advocate
 (Continued)      Rewards      1.40%  0.15%                                     0.65%                                   2.20%
              SU Scudder
                  Advocate
                  Rewards      1.55%  0.15%                            0.50%                                            2.20%

Separate       S Pioneer
 Account          AnnuiStar
 Charge 2.25%     Plus         1.40%  0.15%   0.20%                                                              0.50%  2.25%
               S Pioneer
                  AnnuiStar
                  Plus         1.40%  0.15%   0.20%                    0.50%                                            2.25%
               S Portfolio
                  Architect
                  Plus (2)     1.40%  0.15%   0.20%                                                              0.50%  2.25%
               S Portfolio
                  Architect
                  Plus (2)     1.40%  0.15%   0.20%                    0.50%                                            2.25%
               S Scudder
                  Advocate
                  Rewards      1.40%  0.15%   0.20%                    0.50%                                            2.25%
              SU Scudder
                  Advocate
                  Rewards      1.55%  0.15%                    0.55%                                                    2.25%

Separate      SU Pioneer
 Account          AnnuiStar
 Charge 2.30%     Plus         1.55%  0.15%   0.20%   0.40%                                                             2.30%
               R Pioneer
                  AnnuiStar
                  Plus         1.75%  0.15%           0.40%                                                             2.30%
              SU Portfolio
                  Architect
                  Plus (2)     1.55%  0.15%   0.20%   0.40%                                                             2.30%
               R Portfolio
                  Architect
                  Plus (2)     1.75%  0.15%           0.40%                                                             2.30%
               S Scudder
                  Advocate
                  Rewards      1.40%  0.15%   0.20%            0.55%                                                    2.30%
              SU Scudder
                  Advocate
                  Rewards      1.55%  0.15%   0.20%   0.40%                                                             2.30%

              SU Scudder
                  Advocate
                  Rewards      1.55%  0.15%   0.20%                                                              0.40%  2.30%

                                                                      Asset-based Charges
                                ----------------------------------------------------------------------------------------------
                                                                     Optional Features
Separate                                      ----------------------------------------------------------------------
Account       Dth                                              GMWB I           GMWB II                                 Total
Charge (1)    Ben Product       M&E   ADM     E.S.P.  GMWB I   PLUS    GMWB II   PLUS   GMWB III  GMWB L  GISP   GMAB   Charge
-----------------------------------------------------------------------------------------------------------------------------
Separate
 Account       R Scudder
 Charge 2.30%     Advocate
 (Continued)      Rewards      1.75%  0.15%           0.40%                                                             2.30%
               R Scudder
                  Advocate
                  Rewards      1.75%  0.15%                                                                      0.40%  2.30%

Separate       S Pioneer
 Account          AnnuiStar
 Charge 2.35%     Plus         1.40%  0.15%                                                       0.80%                 2.35%
              SU Pioneer
                  AnnuiStar
                  Plus         1.55%  0.15%                                                       0.65%                 2.35%
               R Pioneer
                  AnnuiStar
                  Plus         1.75%  0.15%   0.20%                                     0.25%                           2.35%
               R Portfolio
                  Architect
                  Plus (2)     1.75%  0.15%   0.20%                                     0.25%                           2.35%
              SU Scudder
                  Advocate
                  Rewards      1.55%  0.15%                                     0.65%                                   2.35%
               R Scudder
                  Advocate
                  Rewards      1.75%  0.15%   0.20%                                     0.25%                           2.35%

Separate       S Pioneer
 Account          AnnuiStar
 Charge 2.40%     Plus         1.40%  0.15%   0.20%                                               0.65%                 2.40%
              SU Pioneer
                  AnnuiStar
                  Plus         1.55%  0.15%   0.20%                                                              0.50%  2.40%
              SU Pioneer
                  AnnuiStar
                  Plus         1.55%  0.15%   0.20%                    0.50%                                            2.40%
               R Pioneer
                  AnnuiStar
                  Plus         1.75%  0.15%                                                                      0.50%  2.40%
               R Pioneer
                  AnnuiStar
                  Plus         1.75%  0.15%                            0.50%                                             2.40%
              SU Portfolio
                  Architect
                  Plus (2)     1.55%  0.15%   0.20%                                                              0.50%  2.40%
              SU Portfolio
                  Architect
                  Plus (2)     1.55%  0.15%   0.20%                    0.50%                                            2.40%

                                                                      Asset-based Charges
                                ----------------------------------------------------------------------------------------------
                                                                     Optional Features
Separate                                      ----------------------------------------------------------------------
Account       Dth                                              GMWB I           GMWB II                                 Total
Charge (1)    Ben Product       M&E   ADM     E.S.P.  GMWB I   PLUS    GMWB II   PLUS   GMWB III  GMWB L  GISP   GMAB   Charge
-----------------------------------------------------------------------------------------------------------------------------
Separate       R Portfolio
 Account          Architect
 Charge 2.40%     Plus
 (Continued)      (notes 2-3)  1.75%  0.15%                                                                      0.50%  2.40%
               R Portfolio
                  Architect
                  Plus (2)     1.75%  0.15%                            0.50%                                            2.40%
               S Scudder
                  Advocate
                  Rewards      1.40%  0.15%   0.20%                             0.65%                                   2.40%
              SU Scudder
                  Advocate
                  Rewards      1.55%  0.15%   0.20%                    0.50%                                            2.40%
               R Scudder
                  Advocate
                  Rewards      1.75%  0.15%                            0.50%                                            2.40%

Separate      SU Scudder
 Account          Advocate
 Charge 2.45%     Rewards      1.55%  0.15%   0.20%            0.55%                                                    2.45%
               R Scudder
                  Advocate
                  Rewards      1.75%  0.15%                    0.55%                                                    2.45%

Separate      SU Pioneer
 Account          AnnuiStar
 Charge 2.50%     Plus         1.55%  0.15%                                                       0.80%                 2.50%
               R Pioneer
                  AnnuiStar
                  Plus         1.75%  0.15%   0.20%   0.40%                                                             2.50%
               R Portfolio
                  Architect
                  Plus (2)     1.75%  0.15%   0.20%   0.40%                                                             2.50%
               R Scudder
                  Advocate
                  Rewards      1.75%  0.15%   0.20%   0.40%                                                             2.50%
               R Scudder
                  Advocate
                  Rewards      1.75%  0.15%   0.20%                                                              0.40%  2.50%
Separate       S Pioneer
 Account          AnnuiStar
 Charge 2.55%     Plus         1.40%  0.15%   0.20%                                               0.80%                 2.55%
              SU Pioneer
                  AnnuiStar
                  Plus         1.55%  0.15%   0.20%                                               0.65%                 2.55%
               R Pioneer
                  AnnuiStar
                  Plus         1.75%  0.15%                                                       0.65%                 2.55%
              SU Scudder
                  Advocate
                  Rewards      1.55%  0.15%   0.20%                             0.65%                                   2.55%

3. CONTRACT CHARGES -- (Concluded)

                                                                      Asset-based Charges
                                ----------------------------------------------------------------------------------------------
                                                                     Optional Features
Separate                                      ----------------------------------------------------------------------
Account       Dth                                              GMWB I           GMWB II                                 Total
Charge (1)    Ben Product       M&E   ADM     E.S.P.  GMWB I   PLUS    GMWB II   PLUS   GMWB III  GMWB L  GISP   GMAB   Charge
-----------------------------------------------------------------------------------------------------------------------------
Separate
 Account       R Scudder
 Charge 2.55%     Advocate
 (continued)      Rewards      1.75%  0.15%                                     0.65%                                   2.55%

Separate       R Pioneer
 Account          AnnuiStar
 Charge 2.60%     Plus         1.75%  0.15%   0.20%                                                              0.50%  2.60%
               R Pioneer
                  AnnuiStar
                  Plus         1.75%  0.15%   0.20%                    0.50%                                            2.60%
               R Portfolio
                  Architect
                  Plus (2)     1.75%  0.15%   0.20%                                                              0.50%  2.60%
               R Portfolio
                  Architect
                  Plus (2)     1.75%  0.15%   0.20%                    0.50%                                            2.60%
               R Scudder
                  Advocate
                  Rewards      1.75%  0.15%   0.20%                    0.50%                                            2.60%
Separate       R Scudder
 Account          Advocate
 Charge 2.65%     Rewards      1.75%  0.15%   0.20%            0.55%                                                    2.65%

Separate      SU Pioneer
 Account          AnnuiStar
 Charge 2.70%     Plus         1.55%  0.15%   0.20%                                               0.80%                 2.70%
               R Pioneer
                  AnnuiStar
                  Plus         1.75%  0.15%                                                       0.80%                 2.70%

Separate       R Scudder
 Account          Advocate
 Charge 2.75%     Rewards      1.75%  0.15%   0.20%                                     0.65%                           2.75%
               R Pioneer
                  AnnuiStar
                  Plus         1.75%  0.15%   0.20%                                               0.65%                 2.75%

Separate       R Pioneer
 Account          AnnuiStar
 Charge 2.90%     Plus         1.75%  0.15%   0.20%                                               0.80%                 2.90%

(1) Certain accumulation and annuity unit values may not be available through certain Subaccounts.

(2) We are waiving the following amounts of the Mortality and Expense Risk Charge on the following Subaccounts: an amount equal to the underlying fund expenses that are in excess of 0.90% for the Harris Oakmark International Subaccount - Class A of the Met Investors Series Trust; and 0.15% for the Subaccount investing in the Western Asset Management U.S. Government Subaccount - Class A of the Metropolitan Series Fund, Inc.

      For contracts in the accumulation phase with a value of less than $100,000, an annual charge of $40 is assessed through the redemption of units and paid to the Company to cover administrative charges.

      A withdrawal charge will be applied to withdrawals from the contract and will be calculated as a percentage of the purchase payments and any purchase payment credits withdrawn. The maximum percentage is 8%, decreasing to 0% after nine full years for all products.

      For a full explanation of product charges and associated product features and benefits, please refer to your product prospectus.

4. STATEMENT OF INVESTMENTS

                                                                                As of and for the period ended December 31, 2006
                                                                           ---------------------------------------------------------
INVESTMENTS                                                                   No. of         Market         Cost of       Proceeds
                                                                              Shares          Value        Purchases     from Sales
                                                                           ------------   ------------   ------------   ------------
AIM Variable Insurance Funds (1.5%)
  AIM V.I. Capital Appreciation Subaccount (Series II) (Cost $5,937,268)        275,267   $  7,132,174   $  1,040,692   $    813,797
  AIM V.I. Mid Cap Core Equity Subaccount (Series II) (Cost $3,898,559)         308,653      4,142,123        819,917        858,560
  AIM V.I. Utilities Subaccount (Cost $1,673,911)                                98,494      2,091,023        620,890        223,932
                                                                           ------------   ------------   ------------   ------------
    Total (Cost $11,509,738)                                                    682,414   $ 13,365,320   $  2,481,499   $  1,896,289
                                                                           ============   ============   ============   ============
Alger American Fund (0.2%)
  Alger American Balanced Subaccount (Class S) (Cost $0)                             --   $         --   $     44,543   $  3,738,070
  Alger American Leveraged AllCap Subaccount (Class S) (Cost $1,247,564)         36,414      1,491,892      2,879,487      2,956,603
                                                                           ------------   ------------   ------------   ------------
    Total (Cost $1,247,564)                                                      36,414   $  1,491,892   $  2,924,030   $  6,694,673
                                                                           ============   ============   ============   ============
AllianceBernstein Variable Products Series Fund, Inc. (0.0%)
  AllianceBernstein Large-Cap Growth Subaccount (Class B)
    Total (Cost $0)                                                                  --   $         --   $     45,164   $  1,632,192
                                                                           ============   ============   ============   ============
American Funds Insurance Series (8.2%)
  American Funds Global Growth Subaccount (Class 2) (Cost $8,441,890)           505,593   $ 11,775,260   $  1,473,985   $  1,259,173
  American Funds Growth Subaccount (Class 2) (Cost $25,317,412)                 505,391     32,385,463      3,165,351      3,063,956
  American Funds Growth-Income Subaccount (Class 2) (Cost $25,306,612)          715,040     30,167,522      2,916,093      2,366,762
                                                                           ------------   ------------   ------------   ------------
    Total (Cost $59,065,914)                                                  1,726,024   $ 74,328,245   $  7,555,429   $  6,689,891
                                                                           ============   ============   ============   ============
Capital Appreciation Fund (0.0%)
  Capital Appreciation Subaccount
    Total (Cost $0)                                                                  --   $         --   $    497,609   $  5,271,516
                                                                           ============   ============   ============   ============
Credit Suisse Trust (0.8%)
  Credit Suisse Trust Emerging Markets Subaccount (Cost $3,577,960)             255,113   $  5,574,218   $  1,330,615   $    686,194
  Credit Suisse Trust Global Small Cap Subaccount (Cost $1,081,757)              87,442      1,281,893        717,599        175,415
                                                                           ------------   ------------   ------------   ------------
    Total (Cost $4,659,717)                                                     342,555   $  6,856,111   $  2,048,214   $    861,609
                                                                           ============   ============   ============   ============
Delaware VIP Trust (0.0%)
  Delaware VIP REIT Subaccount (Standard Class)
    Total (Cost $0)                                                                  --   $         --   $  1,106,787   $  8,744,953
                                                                           ============   ============   ============   ============
Dreyfus Investment Portfolios (0.7%)
  Dreyfus MidCap Stock Subaccount (Service Shares)
    Total (Cost $5,793,268)                                                     349,368   $  6,051,060   $  1,284,988   $    682,115
                                                                           ============   ============   ============   ============
Dreyfus Socially Responsible Growth Fund, Inc. (0.0%)
  Dreyfus Socially Responsible Growth Subaccount (Service Shares)
    Total (Cost $165,539)                                                         6,939   $    195,826   $      7,126   $      5,237
                                                                           ============   ============   ============   ============
Dreyfus Variable Investment Fund (0.8%)
  Dreyfus VIF Appreciation Subaccount (Initial Shares) (Cost $1,745,692)         50,322   $  2,141,214   $    193,950   $    230,470
  Dreyfus VIF Developing Leaders Subaccount (Initial Shares)
    (Cost $4,408,646)                                                           112,465      4,726,925      1,001,559      1,078,283
                                                                           ------------   ------------   ------------   ------------
    Total (Cost $6,154,338)                                                     162,787   $  6,868,139   $  1,195,509   $  1,308,753
                                                                           ============   ============   ============   ============
DWS Investments VIT Funds (1.5%)
  DWS VIT Equity 500 Index Subaccount (Class B) (Cost $5,638,767)               434,495   $  6,500,043   $    905,522   $  1,291,137
  DWS VIT RREEF Real Estate Securites Subaccount (Class B)
    (Cost $4,579,713)                                                           305,680      6,831,958        557,145      1,092,385
                                                                           ------------   ------------   ------------   ------------
    Total (Cost $10,218,480)                                                    740,175   $ 13,332,001   $  1,462,667   $  2,383,522
                                                                           ============   ============   ============   ============

                                                                                         As of and for the period ended
                                                                                        December 31, 2006 -- (Continued)
                                                                           ---------------------------------------------------------
INVESTMENTS                                                                   No. of         Market         Cost of       Proceeds
                                                                              Shares          Value        Purchases     from Sales
                                                                           ------------   ------------   ------------   ------------
DWS Variable Series I (2.7%)
  DWSI Bond Subaccount (Class B) (Cost $116,475)                                 16,920   $    118,611   $     92,084   $     34,788
  DWSI Capital Growth Subaccount (Class B) (Cost $8,294,258)                    501,381      9,100,069      5,482,643      2,526,008
  DWSI Global Opportunities Subaccount (Class B) (Cost $2,427,154)              193,693      3,472,919        588,549        872,401
  DWSI Growth & Income Subaccount (Class B) (Cost $4,511,072)                   478,143      5,211,763      1,857,836        630,934
  DWSI Health Care Subaccount (Class B) (Cost $1,725,066)                       146,360      1,984,648        466,986        931,454
  DWSI International Subaccount (Class B) (Cost $3,742,038)                     367,251      4,913,823      1,795,888        627,234
                                                                           ------------   ------------   ------------   ------------
    Total (Cost $20,816,063)                                                  1,703,748   $ 24,801,833   $ 10,283,986   $  5,622,819
                                                                           ============   ============   ============   ============
DWS Variable Series II (14.6%)
  DWSII Dreman Financial Services Subaccount (Class B) (Cost $0)                     --   $         --   $    477,597   $  1,954,580
  DWSII All Cap Growth Subaccount (Class B) (Cost $0)                                --             --        447,944        849,051
  DWSII Balanced Subaccount (Class B) (Cost $2,849,171)                         130,708      3,193,186        269,684      1,290,104
  DWSII Blue Chip Subaccount (Class B) (Cost $4,589,074)                        320,226      5,162,050      3,863,242      4,717,072
  DWSII Conservative Allocation Subaccount (Class B) (Cost $6,262,671)          575,690      6,827,687      2,060,732      1,214,701
  DWSII Core Fixed Income Subaccount (Class B) (Cost $6,938,794)                589,504      6,979,726        816,015        848,921
  DWSII Davis Venture Value Subaccount (Class B) (Cost $9,575,837)              852,364     12,120,618      2,359,535      3,602,024
  DWSII Dreman High Return Equity Subaccount (Class B) (Cost $12,417,578)       968,976     14,554,026      5,142,577      1,710,512
  DWSII Dreman Small Mid Cap Value Subaccount (Class B)
    (Cost $7,737,395)                                                           433,741      9,923,987      1,180,737      1,050,148
  DWSII Foreign Value Subaccount (Class B) (Cost $0)                                 --             --        683,465      1,513,997
  DWSII Global Thematic Subaccount (Class B) (Cost $2,754,675)                  214,857      3,734,210      1,405,589      1,104,913
  DWSII Government & Agency Securities Subaccount (Class B)
    (Cost $3,000,593)                                                           246,079      3,014,465        606,128      1,077,851
  DWSII Growth Allocation Subaccount (Class B) (Cost $11,230,769)             1,011,587     13,089,941      1,213,309        757,216
  DWSII High Income Subaccount (Class B) (Cost $5,150,050)                      633,554      5,309,179      1,522,687      1,601,718
  DWSII Income Allocation Subaccount (Class B) (Cost $0)                             --             --        184,651      1,315,742
  DWSII International Select Equity Subaccount (Class B) (Cost $5,648,413)      493,549      8,025,107      1,811,331      1,586,924
  DWSII Janus Growth & Income Subaccount (Class B) (Cost $1,861,771)            199,087      2,353,209        222,341        358,987
  DWSII Janus Growth Opportunities Subaccount (Class B) (Cost $0)                    --             --         84,011        432,824
  DWSII Large Cap Core Subaccount (Class B) (Cost $0)                                --             --        960,587      1,596,707
  DWSII Large Cap Value Subaccount (Class B) (Cost $3,642,977)                  246,652      4,424,938        544,832        612,769
  DWSII MFS(R) Strategic Value Subaccount (Class B) (Cost $0)                        --             --        173,843      1,856,186
  DWSII Mid Cap Growth Subaccount (Class B) (Cost $852,407)                      79,797        987,091        417,724        103,252
  DWSII Moderate Allocation Subaccount (Class B) (Cost $14,029,388)           1,295,124     16,085,440      1,009,796      2,744,085
  DWSII Money Market Subaccount (Class B) (Cost $6,634,816)                   6,634,816      6,634,816     16,928,954     14,858,715
  DWSII Oak Strategic Equity Subaccount (Class B) (Cost $0)                          --             --        199,867      2,528,881
  DWSII Small Cap Growth Subaccount (Class B) (Cost $3,160,109)                 267,814      3,738,687        311,576        445,782
  DWSII Strategic Income Subaccount (Class B) (Cost $3,431,365)                 304,027      3,569,281        596,194      1,949,984
  DWSII Technology Subaccount (Class B) (Cost $1,248,835)                       148,007      1,369,067        445,699        844,547
  DWSII Turner Mid Cap Growth Subaccount (Class B) (Cost $1,916,810)            206,238      2,214,999        413,384        270,165
                                                                           ------------   ------------   ------------   ------------
    Total (Cost $114,933,498)                                                15,852,397   $133,311,710   $ 46,354,031   $ 54,798,358
                                                                           ============   ============   ============   ============
FAM Variable Series Funds, Inc. (0.0%)
  FAMVS Mercury Global Allocation V.I. Subaccount (Class III) (Cost $0)              --   $         --   $    180,006   $  7,645,072
  FAMVS Mercury Value Opportunities V.I. Subaccount (Class III) (Cost $0)            --             --        618,531      4,182,196
                                                                           ------------   ------------   ------------   ------------
    Total (Cost $0)                                                                  --   $         --   $    798,537   $ 11,827,268
                                                                           ============   ============   ============   ============

                                                                                         As of and for the period ended
                                                                                        December 31, 2006 -- (Continued)
                                                                           ---------------------------------------------------------
INVESTMENTS                                                                   No. of         Market         Cost of       Proceeds
                                                                              Shares          Value        Purchases     from Sales
                                                                           ------------   ------------   ------------   ------------
Franklin Templeton Variable Insurance Products Trust (4.9%)
  FTVIPT Franklin Rising Dividends Securities Subaccount (Class 2)
    (Cost $13,030,123)                                                          775,200   $ 15,930,354   $  2,856,333   $  2,569,361
  FTVIPT Franklin Small-Mid Cap Growth Securities Subaccount (Class 2)
    (Cost $5,642,683)                                                           309,248      6,843,664        915,928        724,837
  FTVIPT Mutual Shares Securities Subaccount (Class 2) (Cost $0)                     --             --        253,392      4,827,447
  FTVIPT Templeton Developing Markets Securities Subaccount (Class 2)
    (Cost $5,410,520)                                                           601,461      8,294,150      1,486,042      1,077,443
  FTVIPT Templeton Foreign Securities Subaccount (Class 2)
    (Cost $10,641,561)                                                          756,811     14,167,499      2,952,057      1,775,637
  FTVIPT Templeton Growth Securities Subaccount (Class 2) (Cost $0)                  --             --        365,833     10,620,982
                                                                           ------------   ------------   ------------   ------------
    Total (Cost $34,724,887)                                                  2,442,720   $ 45,235,667   $  8,829,585   $ 21,595,707
                                                                           ============   ============   ============   ============
High Yield Bond Trust (0.0%)
  High Yield Bond Subaccount
    Total (Cost $0)                                                                  --   $         --   $    411,343   $  3,191,278
                                                                           ============   ============   ============   ============
Janus Aspen Series (0.2%)
  Janus Aspen Balanced Subaccount (Service Shares) (Cost $0)                         --   $         --   $     34,890   $    898,466
  Janus Aspen Global Life Sciences Subaccount (Service Shares)
    (Cost $525,192)                                                              72,157        678,272         23,082        149,489
  Janus Aspen Global Technology Subaccount (Service Shares)
    (Cost $700,386)                                                             205,259        876,455        104,265        151,321
  Janus Aspen Worldwide Growth Subaccount (Service Shares)
    (Cost $337,973)                                                              13,531        435,833         41,658         38,955
                                                                           ------------   ------------   ------------   ------------
    Total (Cost $1,563,551)                                                     290,947   $  1,990,560   $    203,895   $  1,238,231
Lazard Retirement Series, Inc. (0.0%)
  Lazard Retirement Small Cap Subaccount
    Total (Cost $0)                                                                  --   $         --   $    612,270   $  4,377,717
                                                                           ============   ============   ============   ============
Legg Mason Partners Variable Portfolios I, Inc. (2.2%)
  LMPVPI All Cap Subaccount (Class I) (Cost $3,485,784)                         213,991   $  4,177,097   $    510,301   $    438,988
  LMPVPI All Cap Subaccount (Class II) (Cost $433,940)                           23,775        464,795        435,644         17,756
  LMPVPI Investors Subaccount (Class I) (Cost $2,066,134)                       157,521      2,606,975        401,913        267,553
  LMPVPI Large Cap Growth Subaccount (Class I) (Cost $2,182,766)                191,441      2,458,096        124,043        197,299
  LMPVPI Small Cap Growth Subaccount (Class I) (Cost $4,190,024)                326,557      4,787,324        584,310        566,662
  LMPVPI Total Return Subaccount (Class II) (Cost $5,051,835)                   446,895      5,559,375      1,394,619        490,927
                                                                           ------------   ------------   ------------   ------------
    Total (Cost $17,410,483)                                                  1,360,180   $ 20,053,662   $  3,450,830   $  1,979,185
                                                                           ============   ============   ============   ============
Legg Mason Partners Variable Portfolios II (2.9%)
  LMPVPII Aggressive Growth Subaccount (Class I) (Cost $4,653,778)              222,795   $  5,772,617   $    505,650   $    951,977
  LMPVPII Aggressive Growth Subaccount (Class II) (Cost $7,881,337)             380,738      9,731,655      2,018,469      1,375,386
  LMPVPII Equity Index Subaccount (Class II) (Cost $7,387,256)                  264,164      9,015,928        499,973      1,049,622
  LMPVPII Growth and Income Subaccount (Class I) (Cost $1,337,663)              290,992      1,641,196        111,589        181,681
                                                                           ------------   ------------   ------------   ------------
    Total (Cost $21,260,034)                                                  1,158,689   $ 26,161,396   $  3,135,681   $  3,558,666
                                                                           ============   ============   ============   ============
Legg Mason Partners Variable Portfolios III, Inc. (0.4%)
  LMPVPIII Adjustable Rate Income Subaccount (Cost $2,336,457)                  231,913   $  2,291,303   $    341,338   $    435,587
  LMPVPIII Social Awareness Stock Subaccount (Cost $840,431)                     35,253        951,480        162,965         55,053
                                                                           ------------   ------------   ------------   ------------
    Total (Cost $3,176,888)                                                     267,166   $  3,242,783   $    504,303   $    490,640
                                                                           ============   ============   ============   ============
Lord Abbett Series Fund, Inc. (2.0%)
  Lord Abbett Growth and Income Subaccount (Class VC) (Cost $7,667,339)         293,046   $  8,597,976   $    975,085   $    930,084
  Lord Abbett Mid-Cap Value Subaccount (Class VC) (Cost $8,651,074)             429,323      9,350,651      1,452,870      1,037,400
                                                                           ------------   ------------   ------------   ------------
    Total (Cost $16,318,413)                                                    722,369   $ 17,948,627   $  2,427,955   $  1,967,484
                                                                           ============   ============   ============   ============
Managed Assets Trust (0.0%)
  Managed Assets Subaccount
     Total (Cost $0)                                                                 --   $         --   $    235,284   $  2,446,803
                                                                           ============   ============   ============   ============

                                                                                         As of and for the period ended
                                                                                        December 31, 2006 -- (Continued)
                                                                           ---------------------------------------------------------
INVESTMENTS                                                                   No. of         Market         Cost of       Proceeds
                                                                              Shares          Value        Purchases     from Sales
                                                                           ------------   ------------   ------------   ------------
Met Investors Series Trust (7.5%)
  MIST Batterymarch Mid-Cap Stock Subaccount (Class A) (Cost $3,017,099)        149,758   $  2,909,797   $  3,398,415   $    354,417
  MIST BlackRock High Yield Subaccount (Class A) (Cost $2,975,319)              355,105      3,167,534      3,309,965        340,482
  MIST BlackRock Large-Cap Core Subaccount (Class A) (Cost $4,670,452)          446,999      5,006,389      4,959,756        295,851
  MIST Dreman Small-Cap Value Subaccount (Class A) (Cost $145,162)               11,343        156,190        208,340         61,108
  MIST Harris Oakmark International Subaccount (Class A) (Cost $3,095,620)      180,262      3,430,377      3,305,035        210,010
  MIST Janus Capital Appreciation Subaccount (Class A) (Cost $4,370,826)         58,387      4,533,161      4,879,841        482,314
  MIST Legg Mason Partners Managed Assets Subaccount (Class A)
    (Cost $2,349,811)                                                           138,994      2,511,615      2,509,350        157,032
  MIST Lord Abbett Bond Debenture Subaccount (Class A) (Cost $3,733,217)        316,007      3,953,248      3,991,139        263,947
  MIST Lord Abbett Growth and Income Subaccount (Class B)
    (Cost $5,916,463)                                                           219,954      6,422,647      6,445,476        541,860
  MIST Lord Abbett Mid-Cap Value Subaccount (Class B) (Cost $129,506)             6,428        145,014        130,425            967
  MIST Met/AIM Capital Appreciation Subaccount (Class A) (Cost $1,356,644)      111,443      1,206,928      1,531,509        166,030
  MIST Met/AIM Small Cap Growth Subaccount (Class A) (Cost $116,412)              8,674        117,356        150,524         33,628
  MIST MFS(R) Value Subaccount (Class A) (Cost $3,605,014)                      266,911      3,800,808      3,918,082        319,616
  MIST Neuberger Berman Real Estate Subaccount (Class A) (Cost $7,837,745)      529,931      9,607,648      8,829,954      1,094,228
  MIST Oppenheimer Capital Appreciation Subaccount (Class B)
    (Cost $6,559,407)                                                           734,831      6,760,448      7,218,407        639,219
  MIST Pioneer Fund Subaccount (Class A) (Cost $726,010)                         53,825        787,455        782,483         58,208
  MIST Pioneer Mid-Cap Value Subaccount (Class A) (Cost $88,313)                  7,797         93,100         89,710          1,443
  MIST Pioneer Strategic Income Subaccount (Class A) (Cost $6,248,006)          658,932      6,233,493      6,619,383        376,069
  MIST Third Avenue Small Cap Value Subaccount (Class B) (Cost $7,966,556)      472,597      8,232,637      8,147,983        179,140
                                                                           ------------   ------------   ------------   ------------
    Total (Cost $64,907,582)                                                  4,728,178   $ 69,075,845   $ 70,425,777   $  5,575,569
                                                                           ============   ============   ============   ============
Metropolitan Series Fund, Inc. (12.3%)
  MSF BlackRock Aggressive Growth Subaccount (Class D) (Cost $3,899,524)        162,601   $  3,869,893   $  4,389,904   $    472,527
  MSF BlackRock Bond Income Subaccount (Class A) (Cost $5,772,015)               55,748      6,054,829      6,142,182        377,841
  MSF BlackRock Money Market Subaccount (Class A) (Cost $22,074,219)            220,742     22,074,219     30,928,677      8,854,458
  MSF FI Large Cap Subaccount (Class A) (Cost $3,276,445)                       222,633      3,366,217      3,557,756        267,166
  MSF FI Value Leaders Subaccount (Class D) (Cost $5,068,761)                    25,295      5,260,049      5,474,138        392,657
  MSF MetLife Aggressive Allocation Subaccount (Class B) (Cost $1,398,893)      122,237      1,496,177      1,437,423         38,031
  MSF MetLife Conservative Allocation Subaccount (ClassB) (Cost $284,526)        28,400        299,332        296,491         12,157
  MSF MetLife Conservative to Moderate Allocation Subaccount (Class B)
    (Cost $251,623)                                                              24,187        266,538        256,343          4,848
  MSF MetLife Moderate Allocation Subaccount (Class B) (Cost $2,585,343)        239,929      2,754,387      3,867,021      1,254,233
  MSF MetLife Moderate to Aggressive Allocation Subaccount (Class B )
    (Cost $4,313,803)                                                           386,222      4,611,489      4,413,203         99,355
  MSF MFS(R) Total Return Subaccount (Class B) (Cost $3,686,596)                 25,608      3,969,290      4,104,523        430,320
  MSF MFS(R) Total Return Subaccount (Class F) (Cost $21,673,825)               150,706     23,415,214     23,024,007      1,363,752
  MSF Oppenheimer Global Equity Subaccount (Class B) (Cost $26,153,658)       1,661,356     27,910,785     28,642,692      2,388,673
  MSF T. Rowe Price Large Cap Growth Subaccount (Class B)
    (Cost $1,658,913)                                                           118,150      1,794,704      1,751,314         92,760
  MSF Western Asset Management High Yield Bond Subaccount (Class A)
    (Cost $2,864,004)                                                           298,189      3,074,325      3,136,675        278,047
  MSF Western Asset Management U.S. Government Subaccount (Class A)
    (Cost $2,054,071)                                                           174,420      2,145,363      2,354,543        307,543
                                                                           ------------   ------------   ------------   ------------
    Total (Cost $107,016,219)                                                 3,916,423   $112,362,811   $123,776,892   $ 16,634,368
                                                                           ============   ============   ============   ============
Money Market Portfolio (0.0%)
  Money Market Subaccount
    Total (Cost $0)                                                                  --   $         --   $  5,235,174   $ 19,157,191
                                                                           ============   ============   ============   ============

                                                                                         As of and for the period ended
                                                                                        December 31, 2006 -- (Continued)
                                                                           ---------------------------------------------------------
INVESTMENTS                                                                   No. of         Market         Cost of       Proceeds
                                                                              Shares          Value        Purchases     from Sales
                                                                           ------------   ------------   ------------   ------------
Oppenheimer Variable Account Funds (0.0%)
  Oppenheimer Capital Appreciation Subaccount/VA (Service Shares)
    (Cost $0)                                                                        --   $         --   $    421,696   $  6,529,856
  Oppenheimer Global Securities Subaccount/VA (Service Shares) (Cost $0)             --             --      1,008,127     10,304,249
  Oppenheimer Main Street/VA Subaccount ( Service Shares) (Cost $0)                  --             --        219,510        898,904
                                                                           ------------   ------------   ------------   ------------
    Total (Cost $0)                                                                  --   $         --   $  1,649,333   $ 17,733,009
                                                                           ============   ============   ============   ============
PIMCO Variable Insurance Trust (2.0%)
  PIMCO VIT Real Return Subaccount (Administrative Class)
    (Cost $6,302,763)                                                           494,923   $  5,904,427   $    982,209   $    958,563
  PIMCO VIT Total Return Subaccount (Administrative Class)
    (Cost $13,154,927)                                                        1,263,140     12,782,980      1,687,321      1,393,061
                                                                           ------------   ------------   ------------   ------------
    Total (Cost $19,457,690)                                                  1,758,063   $ 18,687,407   $  2,669,530   $  2,351,624
                                                                           ============   ============   ============   ============
Pioneer Variable Contracts Trust (29.6%)
  Pioneer America Income VCT Subaccount (Class II) (Cost $8,013,074)            798,192   $  7,758,429   $  1,694,658   $  4,064,318
  Pioneer AmPac Growth VCT Subaccount (Class II) (Cost $0)                           --             --        102,594      1,037,514
  Pioneer Balanced VCT Subaccount (Class II) (Cost $0)                               --             --      2,374,227      8,115,255
  Pioneer Cullen Value VCT Subaccount (Class II) (Cost $4,911,551)              433,052      5,564,718      3,874,944        971,695
  Pioneer Emerging Markets VCT Subaccount (Class II) (Cost $7,785,371)          330,663     11,216,075      4,701,044      2,974,172
  Pioneer Equity Income VCT Subaccount (Class II) (Cost $12,936,041)            654,752     16,414,626      3,171,417      2,030,630
  Pioneer Equity Opportunity VCT Subaccount (Class II) (Cost $152,324)           13,649        174,842        140,712         24,604
  Pioneer Europe VCT Subaccount (Class II) (Cost $0)                                 --             --        653,792      1,311,779
  Pioneer Fund VCT Subaccount (Class II) (Cost $11,868,109)                     619,305     15,315,420      1,586,331      1,912,552
  Pioneer Global High Yield VCT Subaccount (Class II) (Cost $4,349,652)         429,190      4,454,994      4,151,462      1,025,247
  Pioneer Growth Shares VCT Subaccount (Class II) (Cost $3,559,746)             294,437      4,236,950        675,963        913,429
  Pioneer High Yield VCT Subaccount (Class II) (Cost $23,902,348)             2,153,006     23,704,599      8,796,088      9,147,442
  Pioneer Ibbotson Aggressive Allocation VCT Subaccount (Class II)
    (Cost $3,897,136)                                                           346,346      4,301,623      3,067,799         82,374
  Pioneer Ibbotson Growth Allocation VCT Subaccount (Class II)
    (Cost $58,024,076)                                                        5,128,826     61,904,925     52,827,147        446,397
  Pioneer Ibbotson Moderate Allocation VCT Subaccount (Class II)
    (Cost $41,344,756)                                                        3,789,003     43,990,319     30,386,619      2,086,043
  Pioneer International Value VCT Subaccount (Class II) (Cost $5,290,497)       392,307      6,535,840      3,620,788        366,942
  Pioneer Mid Cap Value VCT Subaccount (Class II) (Cost $12,868,322)            623,035     12,610,218      4,231,287      1,932,145
  Pioneer Oak Ridge Large Cap Growth VCT Subaccount (Class II)
    (Cost $4,752,678)                                                           421,638      5,114,469      2,575,418      1,128,821
  Pioneer Real Estate Shares VCT Subaccount (Class II) (Cost $8,358,743)        365,729     12,054,442      2,798,888      1,619,953
  Pioneer Small and Mid Cap Growth VCT Subaccount (Class II)
    (Cost $1,285,759)                                                           117,938      1,445,918        485,902        590,395
  Pioneer Small Cap Value VCT Subaccount (Class II) (Cost $7,155,312)           508,615      9,033,008      2,517,300      1,677,409
  Pioneer Small Company VCT Subaccount (Class II) (Cost $0)                          --             --         88,475      1,622,922
  Pioneer Strategic Income VCT Subaccount (Class II) (Cost $16,928,514)       1,558,271     16,829,329      4,854,507      2,977,505
  Pioneer Value VCT Subaccount (Class II) (Cost $6,140,919)                     484,194      7,301,649        847,513        847,382
                                                                           ------------   ------------   ------------   ------------
    Total (Cost $243,524,928)                                                19,462,148   $269,962,393   $140,224,875   $ 48,906,925
                                                                           ============   ============   ============   ============
Putnam Variable Trust (1.0%)
  Putnam VT International Equity Subaccount (Class IB) (Cost $225,446)           16,929   $    349,406   $     55,979   $     43,740
  Putnam VT Small Cap Value Subaccount (Class IB) (Cost $7,353,842)             353,682      8,583,873      1,920,670        853,697
                                                                           ------------   ------------   ------------   ------------
    Total (Cost $7,579,288)                                                     370,611   $  8,933,279   $  1,976,649   $    897,437
                                                                           ============   ============   ============   ============

4. STATEMENT OF INVESTMENTS -- (Concluded)

                                                                                         As of and for the period ended
                                                                                        December 31, 2006 -- (Continued)
                                                                           ---------------------------------------------------------
INVESTMENTS                                                                   No. of         Market         Cost of       Proceeds
                                                                              Shares          Value        Purchases     from Sales
                                                                           ------------   ------------   ------------   ------------
The Travelers Series Trust (0.0%)
  Travelers AIM Capital Appreciation Subaccount (Cost $0)                            --   $         --   $     58,416   $  1,503,336
  Travelers Convertible Securities Subaccount (Cost $0)                              --             --        157,937      3,406,611
  Travelers Disciplined Mid Cap Stock Subaccount (Cost $0)                           --             --        581,642      3,395,779
  Travelers Equity Income Subaccount (Cost $0)                                       --             --        849,138      5,486,084
  Travelers Federated High Yield Subaccount (Cost $0)                                --             --        491,626      3,252,374
  Travelers Federated Stock Subaccount (Cost $0)                                     --             --         80,833        542,541
  Travelers Large Cap Subaccount (Cost $0)                                           --             --        323,032      2,375,301
  Travelers Managed Allocation Series: Aggressive Subaccount (Cost $0)               --             --        487,989      1,252,707
  Travelers Managed Allocation Series: Conservative Subaccount (Cost $0)             --             --         19,140        816,462
  Travelers Managed Allocation Series: Moderate Subaccount (Cost $0)                 --             --        792,063      3,406,132
  Travelers Managed Allocation Series: Moderate-Aggressive Subaccount
    (Cost $0)                                                                        --             --        529,635      4,833,801
  Travelers Managed Allocation Series: Moderate-Conservative Subaccount
    (Cost $0)                                                                        --             --        177,917        239,271
  Travelers Mercury Large Cap Core Subaccount (Cost $0)                              --             --        448,877      4,715,707
  Travelers MFS(R) Mid Cap Growth Subaccount (Cost $0)                               --             --        341,546      4,254,102
  Travelers MFS(R) Total Return Subaccount (Cost $0)                                 --             --      1,492,074     22,022,480
  Travelers MFS(R) Value Subaccount (Cost $0)                                        --             --        304,128      3,429,495
  Travelers Mondrian International Stock Subaccount (Cost $0)                        --             --        320,482      2,568,214
  Travelers Pioneer Fund Subaccount (Cost $0)                                        --             --         28,664        763,475
  Travelers Pioneer Mid Cap Value Subaccount (Cost $0)                               --             --         50,492         68,291
  Travelers Pioneer Strategic Income Subaccount (Cost $0)                            --             --        669,748      5,883,659
  Travelers Quality Bond Subaccount (Cost $0)                                        --             --        557,961      6,046,053
  Travelers Strategic Equity Subaccount (Cost $0)                                    --             --         84,045      1,136,167
  Travelers Style Focus Series: Small Cap Growth Subaccount (Cost $0)                --             --         23,082        117,380
  Travelers Style Focus Series: Small Cap Value Subaccount (Cost $0)                 --             --         67,446         84,411
  Travelers U.S. Government Securities Subaccount (Cost $0)                          --             --        334,431      2,394,715
                                                                           ------------   ------------   ------------   ------------
    Total (Cost $0)                                                                  --   $         --   $  9,272,344   $ 83,994,548
                                                                           ============   ============   ============   ============
Van Kampen Life Investment Trust (0.8%)
  Van Kampen LIT Comstock Subaccount (Class II) (Cost $6,680,534)               525,498   $  7,724,821   $    877,480   $    511,466
  Van Kampen LIT Enterprise Subaccount (Class II) (Cost $75,744)                  6,009         93,501          1,968         20,491
                                                                           ------------   ------------   ------------   ------------
    Total (Cost $6,756,278)                                                     531,507   $  7,818,322   $    879,448   $    531,957
                                                                           ============   ============   ============   ============
Variable Insurance Products Fund (3.2%)
  VIP Contrafund(R) Subaccount (Service Class 2) (Cost $10,378,128)             390,424   $ 12,146,105   $  3,005,792   $  1,296,025
  VIP Dynamic Capital Appreciation Subaccount (Service Class 2)
    (Cost $435,752)                                                              61,162        579,814         88,408         90,492
  VIP Mid Cap Subaccount (Service Class 2) (Cost $13,865,407)                   480,582     16,459,933      3,443,429      1,206,369
                                                                           ------------   ------------   ------------   ------------
    Total (Cost $24,679,287)                                                    932,168   $ 29,185,852   $  6,537,629   $  2,592,886
                                                                           ============   ============   ============   ============

5. FINANCIAL HIGHLIGHTS

                                                                                                       Expense           Total
                                        Year              Unit Value        Net     Investment(1)      Ratio(2)        Return(3)
                                        Ended    Units     Lowest to      Assets       Income         Lowest to        Lowest to
                                       Dec 31   (000s)    Highest ($)     ($000s)     Ratio (%)      Highest (%)      Highest (%)
                                       ------   ------   -------------    -------   -------------    -----------   ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation
    Subaccount (Series II)              2006     5,077   1.158 - 1.432     7,131           --        1.55 - 2.50       3.44 - 7.97
                                        2005     4,772   1.118 - 1.371     6,479           --        1.55 - 2.50      5.86 - 12.88
                                        2004     4,273   1.054 - 1.283     5,456           --        1.55 - 2.50       2.42 - 7.11
                                        2003     1,313   1.217 - 1.225     1,606           --        1.55 - 2.50      8.64 - 15.35
  AIM V.I. Mid Cap Core Equity
    Subaccount (Series II)              2006     2,637   1.209 - 1.606     4,137         0.69        1.55 - 2.50       8.23 - 9.25
                                        2005     2,898   1.115 - 1.470     4,197         0.30        1.55 - 2.50       3.10 - 7.81
                                        2004     2,579   1.065 - 1.391     3,560         0.03        1.55 - 2.50      6.27 - 11.82
                                        2003       935   1.237 - 1.244     1,161           --        1.55 - 2.50      7.74 - 13.30
  AIM V.I. Utilities Subaccount         2006     1,160   1.356 - 1.848     2,091         3.67        1.55 - 2.65     22.21 - 23.53
                                        2005       943   1.109 - 1.496     1,383         3.59        1.55 - 2.65    (3.92) - 15.08
                                        2004       384   1.199 - 1.300       494         1.02        1.55 - 2.65      2.65 - 22.21
                                        2003        74   1.064 - 1.066        79         1.78        1.95 - 2.30      7.04 - 12.11
Alger American Fund
  Alger American Balanced
    Subaccount (Class S)                2006        --   1.071 - 1.171        --           --        1.55 - 2.65       0.26 - 0.60
                                        2005     3,193   1.068 - 1.164     3,655         1.40        1.55 - 2.65       2.03 - 6.50
                                        2004     2,662   1.014 - 1.093     2,875         0.93        1.55 - 2.65       1.70 - 6.65
                                        2003       735   1.059 - 1.065       780           --        1.55 - 2.50       3.40 - 9.81
  Alger American Leveraged All Cap
    Subaccount (Class S)                2006       967   1.388 - 1.572     1,492           --        1.55 - 2.50     16.03 - 17.14
                                        2005       945   1.189 - 1.342     1,250           --        1.55 - 2.50     11.39 - 12.40
                                        2004       713   1.067 - 1.194       843           --        1.55 - 2.50       1.63 - 7.65
                                        2003       187   1.118 - 1.123       209           --        1.70 - 2.50     (0.18) - 9.69
AllianceBernstein Variable
Products Series Fund, Inc.
  AllianceBernstein Large-Cap
    Growth  Subaccount
    (Class B)                           2006        --   1.151 - 1.353        --           --        1.55 - 2.50   (3.04) - (2.17)
                                        2005     1,159   1.186 - 1.383     1,587           --        1.55 - 2.50     11.96 - 22.48
                                        2004     1,102   1.060 - 1.223     1,341           --        1.55 - 2.50      4.54 - 11.48
                                        2003       390   1.141 - 1.146       446           --        1.55 - 2.30      6.32 - 11.30
American Funds Insurance Series
  American Funds Global Growth
    Subaccount (Class 2)                2006     6,431   1.450 - 1.964    11,774         0.86        1.55 - 2.60     11.36 - 18.53
                                        2005     6,136   1.236 - 1.657     9,633         0.71        1.55 - 2.60     11.23 - 12.77
                                        2004     3,899   1.113 - 1.475     5,687         0.40        1.55 - 2.50      3.82 - 12.21
                                        2003       952   1.313 - 1.320     1,253         0.03        1.55 - 2.30      1.85 - 19.80
  American Funds Growth
    Subaccount (Class 2)                2006    19,839   1.318 - 1.732    32,381         0.81        1.55 - 2.60       7.33 - 8.52
                                        2005    19,615   1.228 - 1.596    29,726         0.80        1.55 - 2.60     13.33 - 16.76
                                        2004    10,831   1.086 - 1.395    14,959         0.27        1.55 - 2.50      3.43 - 10.80
                                        2003     2,243   1.251 - 1.259     2,817         0.20        1.55 - 2.50      3.97 - 17.16
  American Funds Growth-Income
    Subaccount (Class 2)                2006    19,767   1.231 - 1.614    30,164         1.56        1.55 - 2.60     12.22 - 13.42
                                        2005    19,719   1.097 - 1.423    26,682         1.55        1.55 - 2.60       2.11 - 9.11
                                        2004    10,637   1.065 - 1.366    14,361         1.41        1.55 - 2.50       2.70 - 8.67
                                        2003     2,514   1.249 - 1.257     3,151         1.74        1.55 - 2.50      7.63 - 21.10
Capital Appreciation Fund
  Capital Appreciation Subaccount       2006        --   1.326 - 1.649        --           --        1.55 - 2.60   (1.41) - (1.02)
                                        2005     3,234   1.345 - 1.666     4,984           --        1.55 - 2.60      3.06 - 17.98
                                        2004     1,027   1.169 - 1.432     1,457           --        1.55 - 2.50      0.43 - 23.52
                                        2003       285   1.210 - 1.217       346         0.10        1.55 - 2.30      6.49 - 16.02

                                                                                                       Expense           Total
                                        Year              Unit Value        Net     Investment(1)      Ratio(2)        Return(3)
                                        Ended    Units     Lowest to      Assets       Income         Lowest to        Lowest to
                                       Dec 31   (000s)    Highest ($)     ($000s)     Ratio (%)      Highest (%)      Highest (%)
                                       ------   ------   -------------    -------   -------------    -----------   ---------------
Credit Suisse Trust
  Credit Suisse Trust Emerging
    Markets Subaccount                  2006     2,258   1.570 - 2.673     5,572         0.57        1.55 - 2.65     29.03 - 30.45
                                        2005     1,943   1.215 - 2.049     3,698         0.74        1.55 - 2.65      0.33 - 27.21
                                        2004     1,220   1.161 - 1.626     1,875         0.46        1.55 - 2.65     16.51 - 28.86
                                        2003        48   1.317 - 1.322        63           --        1.55 - 2.30      4.35 - 22.15
  Credit Suisse Trust Global Small
    Cap Subaccount                      2006       723   1.236 - 1.838     1,280           --        1.55 - 2.65      8.49 - 11.46
                                        2005       399   1.120 - 1.649       629           --        1.55 - 2.65      0.27 - 14.36
                                        2004       284   1.129 - 1.442       394           --        1.55 - 2.65      3.48 - 15.75
                                        2003        27   1.236 - 1.238        34           --        1.95 - 2.30     15.70 - 25.97
Delaware VIP Trust
  Delaware VIP REIT Subaccount
    (Standard Class)                    2006        --   1.628 - 2.254        --         2.38        1.55 - 2.60     29.19 - 30.59
                                        2005     4,584   1.257 - 1.726     7,675         1.65        1.55 - 2.60    (1.18) - 13.33
                                        2004     2,736   1.290 - 1.635     4,437         1.24        1.55 - 2.50     14.63 - 29.35
                                        2003       668   1.256 - 1.264       843           --        1.55 - 2.50      3.03 - 19.38
Dreyfus Investment Portfolios
  Dreyfus MidCap Stock
    Subaccount (Service Shares)         2006     4,155   1.239 - 1.502     6,048         0.18        1.55 - 2.65       4.91 - 6.00
                                        2005     4,350   1.181 - 1.417     5,997           --        1.55 - 2.65    (0.25) - 14.74
                                        2004     3,418   1.114 - 1.321     4,425         0.30        1.55 - 2.65      2.82 - 15.92
                                        2003       767   1.168 - 1.174       898         0.31        1.55 - 2.50      2.98 - 17.10
Dreyfus Socially Responsible
Growth Fund, Inc.
  Dreyfus Socially Responsible
    Growth Subaccount
    (Service Shares)                    2006       155   1.122 - 1.285       196           --        1.55 - 2.50       6.24 - 7.35
                                        2005       150   1.054 - 1.197       178         0.24        1.55 - 2.50       0.86 - 2.86
                                        2004        78   1.159 - 1.177        91         0.25        1.55 - 2.50       0.09 - 3.91
                                        2003        18           1.125        20           --        1.95 - 2.10       3.50 - 9.76
Dreyfus Variable Investment Fund
  Dreyfus VIF Appreciation
    Subaccount (Initial Shares)         2006     1,535   1.179 - 1.428     2,141         1.51        1.55 - 2.60     13.47 - 14.70
                                        2005     1,556   1.039 - 1.245     1,900         0.02        1.55 - 2.60       0.87 - 3.16
                                        2004     1,270   1.197 - 1.212     1,530         2.04        1.55 - 2.30       2.31 - 4.69
                                        2003       613   1.167 - 1.171       717         2.87        1.55 - 2.10      1.74 - 15.19
  Dreyfus VIF Developing Leaders
    Subaccount (Initial Shares)         2006     3,271   1.144 - 1.499     4,726         0.41        1.55 - 2.50       1.26 - 2.18
                                        2005     3,570   1.129 - 1.467     5,092           --        1.55 - 2.50      3.17 - 10.90
                                        2004     2,585   1.095 - 1.408     3,609         0.28        1.55 - 2.50      8.62 - 11.62
                                        2003       891   1.276 - 1.285     1,142         0.05        1.55 - 2.50      4.85 - 25.59
DWS Investments VIT Funds
  DWS VIT Equity 500 Index
    Subaccount (Class B)                2006     5,731   1.126 - 1.142     6,499         0.80        1.55 - 2.65     12.15 - 13.41
                                        2005     6,021   1.004 - 1.007     6,053           --        1.55 - 2.65     (1.18) - 0.70
  DWS VIT RREEF Real Estate
    Securites  Subaccount
    (Class B)                           2006     3,224   1.750 - 2.222     6,828           --        1.55 - 2.65     33.49 - 34.99
                                        2005     3,495   1.311 - 1.646     5,504         2.84        1.55 - 2.65    (3.73) - 16.90
                                        2004     2,400   1.209 - 1.501     3,514         0.42        1.55 - 2.65      3.11 - 35.46
                                        2003       506   1.160 - 1.166       589           --        1.55 - 2.50      4.29 - 18.19
  DWSI Bond Subaccount
    (Class B)                           2006       117   1.010 - 1.024       119         2.85        1.55 - 2.45       0.20 - 2.71
                                        2005        60   0.992 - 0.997        59           --        1.55 - 2.45     (1.19) - 0.81

                                                                                                       Expense           Total
                                        Year              Unit Value        Net     Investment(1)      Ratio(2)        Return(3)
                                        Ended    Units     Lowest to      Assets       Income         Lowest to        Lowest to
                                       Dec 31   (000s)    Highest ($)     ($000s)     Ratio (%)      Highest (%)      Highest (%)
                                       ------   ------   -------------    -------   -------------    -----------   ---------------
DWS Variable Series I -- (Continued)
  DWSI Capital Growth
    Subaccount (Class B)                2006     6,909   1.162 - 1.347     9,098         0.21        1.55 - 2.65       5.39 - 6.48
                                        2005     4,625   1.100 - 1.265     5,732         0.25        1.55 - 2.65      4.46 - 11.49
                                        2004     1,365   1.053 - 1.184     1,587         0.10        1.55 - 2.65       2.33 - 6.11
                                        2003       337   1.112 - 1.118       376           --        1.55 - 2.50      4.39 - 10.08
  DWSI Global Opportunities
    Subaccount (Class B)                2006     1,707   1.344 - 2.124     3,473         0.89        1.55 - 2.65     18.75 - 20.00
                                        2005     1,836   1.131 - 1.770     3,142         0.35        1.55 - 2.65      1.16 - 16.61
                                        2004     1,126   1.193 - 1.523     1,662           --        1.55 - 2.65      4.35 - 22.99
                                        2003       274   1.251 - 1.255       344           --        1.70 - 2.30      7.82 - 22.36
  DWSI Growth & Income
    Subaccount (Class B)                2006     3,833   1.142 - 1.419     5,211         0.60        1.55 - 2.65      0.88 - 11.56
                                        2005     2,907   1.100 - 1.272     3,530         0.96        1.55 - 2.65      2.80 - 10.60
                                        2004     1,738   1.079 - 1.222     2,045         0.26        1.55 - 2.65      1.85 - 10.77
                                        2003       409   1.124 - 1.130       461           --        1.55 - 2.50      4.54 - 13.72
  DWSI Health Care
    Subaccount (Class B)                2006     1,532   1.110 - 1.341     1,984           --        1.55 - 2.65       0.54 - 4.20
                                        2005     1,859   1.091 - 1.287     2,336           --        1.55 - 2.65     (0.63) - 6.66
                                        2004     1,418   1.037 - 1.210     1,681           --        1.55 - 2.65      0.78 - 11.15
                                        2003       483   1.119 - 1.125       542           --        1.55 - 2.50      1.44 - 11.12
  DWSI International Subaccount
    (Class B)                           2006     2,654   1.563 - 1.912     4,913         1.47        1.55 - 2.65      2.47 - 23.51
                                        2005     2,015   1.280 - 1.548     3,017         1.22        1.55 - 2.65      8.44 - 15.99
                                        2004     1,537   1.135 - 1.359     2,029         0.52        1.55 - 2.65      9.31 - 14.96
                                        2003       247   1.182 - 1.187       293           --        1.55 - 2.30      1.28 - 17.79
DWS Variable Series II
  DWSII Dreman Financial Services
    Subaccount (Class B)                2006        --   1.067 - 1.277        --         2.97        1.55 - 2.65       4.00 - 4.84
                                        2005     1,495   1.026 - 1.218     1,774         1.46        1.55 - 2.65     (3.02) - 2.13
                                        2004     1,230   1.058 - 1.243     1,499         0.75        1.55 - 2.65      8.04 - 10.30
                                        2003       352   1.126 - 1.131       397           --        1.70 - 2.50      3.48 - 12.45
  DWSII All Cap Growth
    Subaccount (Class B)                2006        --   1.320 - 1.592        --           --        1.55 - 2.65      9.31 - 10.48
                                        2005       379   1.204 - 1.441       527           --        1.55 - 2.65    (0.50) - 12.94
                                        2004       314   1.101 - 1.293       399           --        1.55 - 2.65      2.81 - 12.96
                                        2003        85   1.174 - 1.178       100           --        1.55 - 2.10       2.97 - 7.90
  DWSII Balanced Subaccount
    (Class B)                           2006     2,690   1.116 - 1.235     3,193         2.20        1.55 - 2.65       7.00 - 8.14
                                        2005     3,592   1.043 - 1.142     3,937         2.71        1.55 - 2.65       1.16 - 2.62
                                        2004     2,934   1.031 - 1.116     3,150         0.36        1.55 - 2.65       1.19 - 4.69
                                        2003       359   1.060 - 1.066       382           --        1.55 - 2.50       3.91 - 6.85
  DWSII Blue Chip Subaccount
    (Class B)                           2006     3,352   1.204 - 1.614     5,161         0.44        1.55 - 2.65     12.15 - 13.42
                                        2005     3,966   1.072 - 1.423     5,453         0.65        1.55 - 2.65    (0.46) - 12.18
                                        2004     2,330   1.109 - 1.318     2,958         0.15        1.55 - 2.65      7.34 - 13.82
                                        2003       581   1.152 - 1.158       671           --        1.55 - 2.50      5.18 - 16.53
  DWSII Conservative Allocation
    Subaccount (Class B)                2006     5,911   1.077 - 1.167     6,827         1.14        1.55 - 2.65       3.84 - 7.17
                                        2005     5,124   1.015 - 1.089     5,547           --        1.55 - 2.65       0.30 - 4.76
                                        2004     1,540   1.056 - 1.060     1,630           --        1.55 - 2.45       0.47 - 5.59
  DWSII Core Fixed Income
    Subaccount (Class B)                2006     6,799   0.997 - 1.060     6,979         3.21        1.55 - 2.65       1.22 - 2.36
                                        2005     6,920   0.985 - 1.041     6,972         2.88        1.55 - 2.65     (0.81) - 0.30
                                        2004     6,328   0.993 - 1.015     6,373         1.59        1.55 - 2.65       1.52 - 3.64
                                        2003     1,455   0.985 - 0.991     1,437           --        1.55 - 2.50     (1.50) - 2.92

                                                                                                       Expense           Total
                                        Year              Unit Value        Net     Investment(1)      Ratio(2)        Return(3)
                                        Ended    Units     Lowest to      Assets       Income         Lowest to        Lowest to
                                       Dec 31   (000s)    Highest ($)     ($000s)     Ratio (%)      Highest (%)      Highest (%)
                                       ------   ------   -------------    -------   -------------    -----------   ---------------
DWS Variable Series II -- (Continued)
  DWSII Davis Venture Value
    Subaccount (Class B)                2006     8,072   1.174 - 1.542    12,119         0.28        1.55 - 2.65     11.38 - 12.64
                                        2005     8,869   1.054 - 1.369    11,845         0.36        1.55 - 2.65    (0.35) - 11.05
                                        2004     6,497   1.066 - 1.273     8,146         0.01        1.55 - 2.65       1.94 - 9.65
                                        2003     1,041   1.154 - 1.161     1,205           --        1.55 - 2.50      5.55 - 15.11
  DWSII Dreman High Return Equity
    Subaccount (Class B)                2006     9,449   1.194 - 1.606    14,551         1.28        1.55 - 2.65     11.28 - 16.38
                                        2005     7,389   1.165 - 1.380     9,823         1.17        1.55 - 2.65     (0.25) - 8.04
                                        2004     5,095   1.113 - 1.304     6,498         0.57        1.55 - 2.65      3.77 - 12.50
                                        2003       800   1.159 - 1.165       929           --        1.55 - 2.50      8.99 - 18.37
  DWSII Dreman Small Mid Cap
    Value Subaccount (Class B)          2006     5,080   1.305 - 2.044     9,922         0.38        1.55 - 2.65     21.35 - 22.62
                                        2005     5,312   1.075 - 1.667     8,507         0.34        1.55 - 2.65    (0.87) - 14.30
                                        2004     3,925   1.165 - 1.542     5,901         0.24        1.55 - 2.65      3.52 - 23.66
                                        2003       788   1.241 - 1.247       981           --        1.55 - 2.50      5.97 - 21.88
  DWSII Foreign Value Subaccount
    (Class B)                           2006        --   1.334 - 1.365        --         2.91        1.55 - 2.65     19.00 - 20.26
                                        2005       862   1.121 - 1.135       973         1.32        1.55 - 2.65      0.36 - 10.38
  DWSII Global Thematic
    Subaccount (Class B)                2006     1,889   1.493 - 2.050     3,734         0.20        1.55 - 2.65     26.31 - 27.65
                                        2005     1,843   1.181 - 1.606     2,844           --        1.55 - 2.65      0.17 - 22.10
                                        2004     1,126   1.122 - 1.332     1,451         0.35        1.55 - 2.65      2.57 - 14.26
                                        2003       185   1.178 - 1.183       219           --        1.55 - 2.30      4.15 - 17.66
  DWSII Government & Agency
    Securities Subaccount
    (Class B)                           2006     2,931   1.005 - 1.054     3,014         3.60        1.55 - 2.65       1.10 - 2.15
                                        2005     3,460   0.994 - 1.037     3,493         3.49        1.55 - 2.65     (0.58) - 0.69
                                        2004     3,316   0.998 - 1.015     3,343         0.98        1.55 - 2.65     (0.10) - 2.67
                                        2003       489   0.992 - 0.998       486           --        1.55 - 2.50     (0.30) - 1.74
  DWSII Growth Allocation
    Subaccount (Class B)                2006    10,427   1.138 - 1.270    13,088         0.76        1.55 - 2.65      9.66 - 10.92
                                        2005     9,972   1.036 - 1.145    11,336           --        1.55 - 2.65       1.27 - 8.10
                                        2004     2,461   1.093 - 1.097     2,695           --        1.55 - 2.45       0.64 - 8.43
  DWSII High Income
    Subaccount (Class B)                2006     4,075   1.169 - 1.333     5,309         7.72        1.55 - 2.65       7.25 - 8.46
                                        2005     4,385   1.090 - 1.229     5,280        11.26        1.55 - 2.65     (0.45) - 3.52
                                        2004     3,479   1.082 - 1.207     4,131         4.49        1.55 - 2.65      0.67 - 11.89
                                        2003     1,081   1.088 - 1.094     1,180           --        1.55 - 2.50      4.69 - 10.66
  DWSII Income Allocation
    Subaccount (Class B)                2006        --   1.063 - 1.084        --         4.44        1.55 - 2.50       1.31 - 1.98
                                        2005     1,098   1.049 - 1.063     1,160           --        1.55 - 2.50       0.29 - 2.42
                                        2004        56   1.041 - 1.042        58           --        1.70 - 2.10       0.29 - 3.58
  DWSII International Select Equity
    Subaccount (Class B)                2006     4,304   1.553 - 1.944     8,024         1.58        1.55 - 2.65     21.80 - 23.12
                                        2005     4,187   1.275 - 1.579     6,374         2.31        1.55 - 2.65      0.62 - 15.19
                                        2004     3,414   1.148 - 1.407     4,698         0.21        1.55 - 2.65     14.09 - 16.09
                                        2003       443   1.206 - 1.212       535           --        1.55 - 2.50      9.78 - 20.30
  DWSII Janus Growth & Income
    Subaccount (Class B)                2006     1,687   1.257 - 1.435     2,353         0.22        1.55 - 2.65       5.10 - 6.30
                                        2005     1,755   1.196 - 1.350     2,311           --        1.55 - 2.65      4.61 - 10.02
                                        2004     1,716   1.099 - 1.227     2,082           --        1.55 - 2.65      7.23 - 11.10
                                        2003       578   1.116 - 1.122       647           --        1.55 - 2.50      6.26 - 12.00

                                                                                                       Expense           Total
                                        Year              Unit Value        Net     Investment(1)      Ratio(2)        Return(3)
                                        Ended    Units     Lowest to      Assets       Income         Lowest to        Lowest to
                                       Dec 31   (000s)    Highest ($)     ($000s)     Ratio (%)      Highest (%)      Highest (%)
                                       ------   ------   -------------    -------   -------------    -----------   ---------------
DWS Variable Series II -- (Continued)
  DWSII Janus Growth Opportunities
    Subaccount (Class B)                2006        --   1.127 - 1.284        --           --        1.55 - 2.65   (1.99) - (1.00)
                                        2005       271   1.143 - 1.297       347           --        1.55 - 2.65     (0.70) - 5.53
                                        2004       254   1.105 - 1.229       308           --        1.55 - 2.65      5.60 - 13.07
                                        2003       118   1.109 - 1.113       132           --        1.55 - 2.10      4.70 - 11.45
  DWSII Large Cap Core
    Subaccount (Class B)                2006        --   1.203 - 1.280        --           --        1.55 - 2.55      5.08 - 11.01
                                        2005       673   1.094 - 1.153       771           --        1.55 - 2.55    (0.26) - 14.80
  DWSII Large Cap Value
    Subaccount (Class B)                2006     3,182   1.191 - 1.424     4,424         1.16        1.55 - 2.65     11.90 - 13.20
                                        2005     3,201   1.061 - 1.258     3,958         1.37        1.55 - 2.65     (0.93) - 5.55
                                        2004     2,718   1.080 - 1.258     3,390         0.73        1.55 - 2.50       2.29 - 7.98
                                        2003     1,057   1.159 - 1.165     1,229           --        1.55 - 2.50      6.79 - 16.30
  DWSII MFS(R) Strategic Value
    Subaccount (Class B)                2006        --   1.127 - 1.311        --         0.68        1.55 - 2.65       2.27 - 3.07
                                        2005     1,393   1.102 - 1.272     1,710         0.69        1.55 - 2.65     (3.16) - 3.90
                                        2004     1,299   1.138 - 1.300     1,638         0.06        1.55 - 2.65     12.96 - 15.89
                                        2003       455   1.119 - 1.124       510           --        1.55 - 2.50      4.19 - 12.99
  DWSII Mid Cap Growth
    Subaccount (Class B)                2006       685   1.253 - 1.463       987           --        1.55 - 2.65       6.67 - 8.85
                                        2005       463   1.164 - 1.344       609           --        1.55 - 2.65     11.71 - 12.91
                                        2004       303   1.042 - 1.191       352           --        1.55 - 2.65     (2.70) - 7.03
                                        2003       199   1.162 - 1.165       232           --        1.90 - 2.30      4.77 - 12.04
  DWSII Moderate Allocation
    Subaccount (Class B)                2006    13,356   1.186 - 1.218    16,084         0.89        1.55 - 2.65       8.01 - 9.24
                                        2005    14,836   1.098 - 1.115    16,427           --        1.55 - 2.65     (0.18) - 6.03
                                        2004     3,029   1.073 - 1.078     3,258           --        1.55 - 2.65       0.37 - 7.61
  DWSII Money Market
    Subaccount (Class B)                2006     6,577   0.983 - 1.017     6,647         4.21        1.55 - 2.65       1.53 - 2.62
                                        2005     4,663   0.967 - 0.996     4,572         2.40        1.55 - 2.65     (0.20) - 0.92
                                        2004     6,157   0.968 - 0.987     6,018         0.59        1.55 - 2.65   (1.93) - (0.60)
                                        2003     3,174   0.987 - 0.992     3,140         0.14        1.55 - 2.50     (1.00) - 0.00
  DWSII Oak Strategic Equity
    Subaccount  (Class B)               2006        --   0.954 - 1.143        --           --        1.55 - 2.65       1.27 - 2.33
                                        2005     2,076   0.942 - 1.117     2,249           --        1.55 - 2.65     (7.01) - 3.41
                                        2004     1,837   1.013 - 1.188     2,135           --        1.55 - 2.65     (2.56) - 7.98
                                        2003       236   1.190 - 1.196       282           --        1.55 - 2.50      2.23 - 18.35
  DWSII Small Cap Growth
    Subaccount (Class B)                2006     2,870   1.128 - 1.340     3,737           --        1.55 - 2.65       1.99 - 3.24
                                        2005     2,914   1.106 - 1.298     3,694           --        1.55 - 2.65       1.19 - 7.41
                                        2004     1,844   1.064 - 1.235     2,233           --        1.55 - 2.65      5.24 - 10.60
                                        2003       434   1.129 - 1.135       491           --        1.55 - 2.50    (1.56) - 12.62
  DWSII Strategic Income
    Subaccount (Class B)                2006     3,200   1.093 - 1.173     3,569         4.66        1.55 - 2.65       5.92 - 7.10
                                        2005     4,592   1.031 - 1.100     4,816         6.75        1.55 - 2.65     (0.94) - 0.38
                                        2004     2,822   1.037 - 1.058     2,955           --        1.55 - 2.65      5.60 - 10.94
                                        2003       520   0.982 - 0.987       512           --        1.55 - 2.50     (0.10) - 3.79
  DWSII Technology Subaccount
    (Class B)                           2006     1,157   1.025 - 1.224     1,369           --        1.55 - 2.65   (8.95) - (1.13)
                                        2005     1,468   1.045 - 1.238     1,773         0.10        1.55 - 2.65       0.58 - 7.40
                                        2004     1,154   1.043 - 1.217     1,379           --        1.55 - 2.65    (1.07) - 12.15
                                        2003       473   1.212 - 1.217       574           --        1.70 - 2.50      0.66 - 20.63

                                                                                                       Expense           Total
                                        Year              Unit Value        Net     Investment(1)      Ratio(2)        Return(3)
                                        Ended    Units     Lowest to      Assets       Income         Lowest to        Lowest to
                                       Dec 31   (000s)    Highest ($)     ($000s)     Ratio (%)      Highest (%)      Highest (%)
                                       ------   ------   -------------    -------   -------------    -----------   ---------------
DWS Variable Series II -- (Continued)
  DWSII Turner Mid Cap Growth
    Subaccount (Class B)                2006     1,511   1.127 - 1.517     2,212           --        1.55 - 2.65       3.45 - 4.62
                                        2005     1,496   1.088 - 1.450     2,112           --        1.55 - 2.65    (0.25) - 10.69
                                        2004     1,267   1.096 - 1.324     1,648           --        1.55 - 2.65      7.94 - 17.60
                                        2003       325   1.209 - 1.215       394           --        1.55 - 2.50    (1.54) - 19.04
FAM Variable Series Funds, Inc.
  FAMVS Mercury Global Allocation
    V.I. Subaccount (Class III)         2006        --   1.298 - 1.431        --           --        1.55 - 2.60       8.44 - 8.74
                                        2005     5,290   1.197 - 1.316     6,833         3.25        1.55 - 2.60       3.81 - 9.63
                                        2004     1,458   1.116 - 1.213     1,756        12.20        1.55 - 2.50      0.72 - 14.18
  FAMVS Mercury Value
    Opportunities V.I. Subaccount
    (Class III)                         2006        --   1.332 - 1.464        --           --        1.55 - 2.60     11.09 - 11.50
                                        2005     2,791   1.199 - 1.313     3,560         0.97        1.55 - 2.60      7.43 - 13.29
                                        2004     1,017   1.121 - 1.211     1,224           --        1.55 - 2.50      5.51 - 12.66
Franklin Templeton Variable Insurance
Products Trust
  FTVIPT Franklin Rising
    Dividends Securities Subaccount
    (Class 2)                           2006    10,451   1.238 - 1.561    15,927         1.03        1.55 - 2.50      0.00 - 15.37
                                        2005    10,170   1.083 - 1.353    13,569         0.90        1.55 - 2.50       0.84 - 4.86
                                        2004     8,803   1.072 - 1.329    11,625         0.63        1.55 - 2.50       5.09 - 9.29
                                        2003     2,494   1.208 - 1.216     3,024         0.01        1.55 - 2.50     10.80 - 15.13
  FTVIPT Franklin Small-Mid Cap
    Growth Securities Subaccount
    (Class 2)                           2006     4,338   1.178 - 1.618     6,843           --        1.55 - 2.50     (0.66) - 7.21
                                        2005     4,117   1.110 - 1.512     6,114           --        1.55 - 2.50       2.22 - 6.12
                                        2004     3,296   1.087 - 1.465     4,794           --        1.55 - 2.50      2.70 - 11.03
                                        2003     1,007   1.326 - 1.335     1,341           --        1.55 - 2.50      8.16 - 21.98
  FTVIPT Mutual Shares Securities
    Subaccount (Class 2)                2006        --   1.372 - 1.699        --           --        1.55 - 2.50     15.48 - 16.61
                                        2005     3,032   1.187 - 1.457     4,246         0.89        1.55 - 2.50      3.36 - 10.39
                                        2004     1,982   1.318 - 1.339     2,632         0.77        1.55 - 2.50      9.83 - 10.94
                                        2003       588   1.200 - 1.207       707         0.02        1.55 - 2.50      5.35 - 12.57
  FTVIPT Templeton Developing
    Markets Securities Subaccount
    (Class 2)                           2006     3,107   1.842 - 2.874     8,293         1.12        1.55 - 2.60     15.15 - 26.11
                                        2005     2,898   1.470 - 2.279     6,199         1.26        1.55 - 2.60     10.69 - 25.50
                                        2004     1,567   1.264 - 1.816     2,820         1.77        1.55 - 2.50     20.32 - 22.79
                                        2003       176   1.472 - 1.479       260         0.09        1.55 - 2.30     10.66 - 32.50
  FTVIPT Templeton Foreign
    Securities  Subaccount
    (Class 2)                           2006     7,524   1.467 - 2.026    14,166         1.26        1.55 - 2.60     17.07 - 19.60
                                        2005     6,693   1.239 - 1.694    10,686         1.16        1.55 - 2.60      4.76 - 10.49
                                        2004     3,696   1.158 - 1.562     5,739         0.99        1.55 - 2.50      9.56 - 16.74
                                        2003       947   1.330 - 1.338     1,264         0.02        1.55 - 2.50     14.52 - 21.33
  FTVIPT Templeton Growth
    Securities Subaccount
    (Class 2)                           2006        --   1.408 - 1.950        --           --        1.55 - 2.60     18.72 - 19.93
                                        2005     6,180   1.186 - 1.626     9,370         1.01        1.55 - 2.60       1.69 - 9.31
                                        2004     2,604   1.121 - 1.517     3,901         1.21        1.55 - 2.50     10.88 - 14.23
                                        2003       659   1.319 - 1.328       873         0.02        1.55 - 2.50      2.47 - 18.47
High Yield Bond Trust
  High Yield Bond Subaccount            2006        --   1.064 - 1.092        --         6.31        1.55 - 2.60       1.89 - 2.26
                                        2005     2,744   1.044 - 1.070     2,901         0.01        1.55 - 2.60     (1.14) - 3.82
                                        2004       652   1.056 - 1.078       693        11.98        1.55 - 2.50       0.95 - 6.85

                                                                                                       Expense           Total
                                        Year              Unit Value        Net     Investment(1)      Ratio(2)        Return(3)
                                        Ended    Units     Lowest to      Assets       Income         Lowest to        Lowest to
                                       Dec 31   (000s)    Highest ($)     ($000s)     Ratio (%)      Highest (%)      Highest (%)
                                       ------   ------   -------------    -------   -------------    -----------   ---------------
Janus Aspen Series
  Janus Aspen Balanced
    Subaccount (Service Shares)         2006        --   1.242 - 1.278        --           --        1.55 - 2.50       2.99 - 3.31
                                        2005       679   1.206 - 1.237       831         1.98        1.55 - 2.50       4.96 - 6.00
                                        2004       812   1.149 - 1.167       942         2.54        1.55 - 2.50       4.41 - 6.67
                                        2003       486   1.088 - 1.094       530         1.85        1.55 - 2.50       3.32 - 7.61
  Janus Aspen Global Life Sciences
    Subaccount (Service Shares)         2006       445   1.499 - 1.552       678           --        1.55 - 2.50       3.67 - 4.65
                                        2005       519   1.446 - 1.483       759           --        1.55 - 2.50      9.63 - 10.67
                                        2004       554   1.319 - 1.340       736           --        1.55 - 2.50      0.23 - 12.42
                                        2003       163   1.186 - 1.192       193           --        1.55 - 2.30      6.33 - 16.80
  Janus Aspen Global Technology
    Subaccount (Service Shares)         2006       564   1.206 - 1.601       876           --        1.55 - 2.40       5.24 - 6.17
                                        2005       586   1.146 - 1.508       860           --        1.55 - 2.40      1.60 - 16.99
                                        2004       516   1.054 - 1.373       700           --        1.55 - 2.30     (1.74) - 2.55
                                        2003       195   1.379 - 1.386       270           --        1.55 - 2.30      3.98 - 33.66
  Janus Aspen Worldwide Growth
    Subaccount (Service Shares)         2006       284   1.504 - 1.558       436         1.64        1.55 - 2.50      8.51 - 16.18
                                        2005       281   1.315 - 1.341       372         1.19        1.55 - 2.30       3.22 - 3.95
                                        2004       307   1.274 - 1.290       394         1.04        1.55 - 2.30       1.74 - 2.87
                                        2003       189   1.248 - 1.254       236         0.48        1.55 - 2.30      8.04 - 13.96
Lazard Retirement Series, Inc.
  Lazard Retirement Small Cap
    Subaccount                          2006        --   1.268 - 1.735        --           --        1.55 - 2.60     11.33 - 12.23
                                        2005     2,403   1.139 - 1.546     3,577           --        1.55 - 2.60       1.41 - 9.10
                                        2004     1,612   1.128 - 1.509     2,407           --        1.55 - 2.50      2.10 - 13.12
                                        2003       404   1.326 - 1.334       537           --        1.55 - 2.50     13.41 - 19.48
Legg Mason Partners Variable
Portfolios I, Inc.
  LMPVPI All Cap Subaccount
    (Class I)                           2006     2,657   1.238 - 1.665     4,177         1.38        1.55 - 2.50     15.19 - 16.27
                                        2005     2,675   1.074 - 1.432     3,649         1.04        1.55 - 2.50       1.45 - 4.78
                                        2004     1,847   1.059 - 1.398     2,560         0.84        1.55 - 2.50      5.04 - 11.47
                                        2003       395   1.304 - 1.311       516         0.41        1.55 - 2.30      5.91 - 18.39
  LMPVPI All Cap Subaccount
    (Class II)                          2006       388   1.187 - 1.203       465         2.11        1.55 - 2.30      3.58 - 16.01
                                        2005        14   1.035 - 1.037        15         0.66        1.55 - 1.70       1.47 - 3.19
  LMPVPI Investors Subaccount
    (Class I)                           2006     1,599   1.308 - 1.691     2,607         1.71        1.55 - 2.50     15.32 - 16.46
                                        2005     1,517   1.129 - 1.452     2,168         1.22        1.55 - 2.50      3.89 - 11.01
                                        2004     1,415   1.228 - 1.385     1,942         1.97        1.55 - 2.50       5.30 - 8.78
                                        2003       601   1.268 - 1.274       763         2.89        1.55 - 2.30      1.92 - 15.61
  LMPVPI Large Cap Growth
    Subaccount (Class I)                2006     1,821   1.045 - 1.377     2,458           --        1.55 - 2.50       1.68 - 2.68
                                        2005     1,844   1.023 - 1.341     2,433         0.02        1.55 - 2.50       2.67 - 3.55
                                        2004     1,712   0.992 - 1.295     2,194         0.28        1.55 - 2.50     (2.00) - 7.80
                                        2003       336   1.300 - 1.308       439         0.01        1.55 - 2.50      1.72 - 16.79
  LMPVPI Small Cap Growth
    Subaccount (Class I)                2006     2,668   1.314 - 1.859     4,787           --        1.55 - 2.40      9.99 - 11.05
                                        2005     2,725   1.194 - 1.674     4,428           --        1.55 - 2.50      2.50 - 11.48
                                        2004     1,987   1.168 - 1.621     3,189           --        1.55 - 2.30     12.51 - 26.00
                                        2003       511   1.423 - 1.430       729           --        1.55 - 2.30     17.67 - 27.74
  LMPVPI Total Return Subaccount
    (Class II)                          2006     4,276   1.069 - 1.334     5,559         2.06        1.55 - 2.75      4.06 - 10.52
                                        2005     3,594   1.065 - 1.207     4,305         1.63        1.55 - 2.50       0.43 - 4.12
                                        2004     3,513   1.172 - 1.191     4,165         1.84        1.55 - 2.50       5.78 - 6.82
                                        2003     1,629   1.108 - 1.115     1,812         0.61        1.55 - 2.50       2.68 - 7.99

                                                                                                       Expense           Total
                                        Year              Unit Value        Net     Investment(1)      Ratio(2)        Return(3)
                                        Ended    Units     Lowest to      Assets       Income         Lowest to        Lowest to
                                       Dec 31   (000s)    Highest ($)     ($000s)     Ratio (%)      Highest (%)      Highest (%)
                                       ------   ------   -------------    -------   -------------    -----------   ---------------
Legg Mason Partners Variable
Portfolios II
  LMPVPII Aggressive Growth
    Subaccount (Class I)                2006     3,808   1.213 - 1.619     5,771           --        1.55 - 2.60       8.25 - 9.39
                                        2005     4,110   1.117 - 1.480     5,627           --        1.55 - 2.60      0.38 - 13.21
                                        2004     2,364   1.056 - 1.368     3,189           --        1.55 - 2.50      0.82 - 15.16
                                        2003       544   1.267 - 1.274       692           --        1.55 - 2.30      6.27 - 14.00
  LMPVPII Aggressive Growth
    Subaccount (Class II)               2006     6,384   1.201 - 1.585     9,731           --        1.55 - 2.50     (0.83) - 9.08
                                        2005     5,744   1.112 - 1.453     8,186           --        1.55 - 2.50      6.94 - 17.18
                                        2004     5,307   1.325 - 1.346     7,099           --        1.55 - 2.50       2.37 - 7.08
                                        2003     2,029   1.249 - 1.257     2,544           --        1.55 - 2.50      4.59 - 14.84
  LMPVPII Equity Index
    Subaccount (Class II)               2006     6,128   1.224 - 1.531     9,015         1.33        1.55 - 2.50     12.22 - 13.41
                                        2005     6,558   1.089 - 1.350     8,557         1.35        1.55 - 2.50       1.70 - 5.37
                                        2004     4,922   1.072 - 1.316     6,410         2.02        1.55 - 2.50       7.56 - 8.94
                                        2003     1,436   1.204 - 1.212     1,736         2.05        1.55 - 2.50      5.41 - 19.82
  LMPVPII Growth and Income
    Subaccount (Class I)                2006     1,129   1.193 - 1.481     1,641         0.39        1.55 - 2.50      9.66 - 11.10
                                        2005     1,167   1.083 - 1.338     1,542         0.39        1.55 - 2.50       1.01 - 2.06
                                        2004       992   1.291 - 1.311     1,292         1.25        1.55 - 2.50      1.48 - 10.14
                                        2003       381   1.223 - 1.229       467         0.40        1.55 - 2.30      5.61 - 13.22
Legg Mason Partners Variable
Portfolios III, Inc.
  LMPVPIII Adjustable Rate
    Income Subaccount                   2006     2,257   1.003 - 1.028     2,291         4.42        1.55 - 2.40       1.60 - 2.49
                                        2005     2,407   0.986 - 1.003     2,395         4.07        1.55 - 2.40       0.00 - 0.80
                                        2004     1,236   0.985 - 0.999     1,223         1.50        1.55 - 2.40   (0.90) - (0.10)
                                        2003       334   0.997 - 0.999       333         0.70        1.55 - 2.10       0.00 - 0.10
  LMPVPIII Social Awareness
    Stock Subaccount                    2006       837   1.121 - 1.162       951         0.53        1.55 - 2.60       3.03 - 6.05
                                        2005       728   1.065 - 1.102       781         0.86        1.55 - 2.60       0.66 - 6.85
                                        2004       471   1.045 - 1.077       492         1.90        1.55 - 2.05      3.77 - 12.19
Lord Abbett Series Fund, Inc.
  Lord Abbett Growth and Income
    Subaccount (Class VC)               2006     5,613   1.262 - 1.619     8,597         1.26        1.55 - 2.60     14.21 - 15.48
                                        2005     5,714   1.105 - 1.402     7,631         1.26        1.55 - 2.60       0.63 - 4.74
                                        2004     2,428   1.099 - 1.379     3,320         1.61        1.55 - 2.50      0.18 - 11.21
                                        2003       412   1.235 - 1.243       511         1.40        1.55 - 2.50      9.44 - 15.72
  Lord Abbett Mid-Cap Value
    Subaccount (Class VC)               2006     5,462   1.337 - 1.810     9,350         0.51        1.55 - 2.60      9.41 - 10.50
                                        2005     5,561   1.222 - 1.638     8,648         0.58        1.55 - 2.60      4.00 - 10.59
                                        2004     2,444   1.160 - 1.537     3,719         0.56        1.55 - 2.50      0.87 - 22.18
                                        2003       470   1.250 - 1.258       589         1.16        1.55 - 2.50     13.17 - 19.98
Managed Assets Trust
  Managed Assets Subaccount             2006        --   1.103 - 1.125        --         2.24        1.55 - 2.60       2.86 - 3.23
                                        2005     2,085   1.072 - 1.092     2,252         0.02        1.55 - 2.60       1.52 - 2.98
                                        2004       931   1.056 - 1.073       987         4.70        1.55 - 2.30       6.24 - 9.98
Met Investors Series Trust
  MIST Batterymarch Mid-Cap
    Stock Subaccount (Class A)          2006     1,723   1.260 - 1.716     2,909           --        1.55 - 2.60   (5.48) - (4.77)
  MIST BlackRock High Yield
    Subaccount (Class A)                2006     2,483   1.151 - 1.316     3,167           --        1.55 - 2.60       4.64 - 5.45
  MIST BlackRock Large-Cap Core
    Subaccount (Class A)                2006     3,242   1.364 - 1.645     5,006           --        1.55 - 2.60       5.17 - 5.92
  MIST Dreman Small-Cap Value
    Subaccount (Class A)                2006       116   1.342 - 1.356       156         0.76        1.55 - 2.20       6.17 - 6.60

                                                                                                       Expense           Total
                                        Year              Unit Value        Net     Investment(1)      Ratio(2)        Return(3)
                                        Ended    Units     Lowest to      Assets       Income         Lowest to        Lowest to
                                       Dec 31   (000s)    Highest ($)     ($000s)     Ratio (%)      Highest (%)      Highest (%)
                                       ------   ------   -------------    -------   -------------    -----------   ---------------
Met Investors Series Trust -- (Continued)
  MIST Harris Oakmark International
    Subaccount (Class A)                2006     1,852   1.529 - 1.970     3,430           --        1.51 - 2.56      9.45 - 10.57
  MIST Janus Capital Appreciation
    Subaccount (Class A)                2006     2,877   1.351 - 1.691     4,533           --        1.55 - 2.60       1.87 - 2.55
  MIST Legg Mason Partners
    Managed  Assets Subaccount
    (Class A)                           2006     2,140   1.160 - 1.186     2,511           --        1.55 - 2.60       4.94 - 8.91
  MIST Lord Abbett Bond Debenture
    Subaccount (Class A)                2006     3,066   1.131 - 1.318     3,953           --        1.55 - 2.40       4.24 - 5.79
  MIST Lord Abbett Growth and
    Income Subaccount (Class B)         2006     5,975   1.070 - 1.078     6,422           --        1.30 - 2.35       6.89 - 7.69
  MIST Lord Abbett Mid-Cap Value
    Subaccount (Class B)                2006       136   1.067 - 1.072       145           --        1.55 - 2.30      8.64 - 13.87
  MIST Met/AIM Capital Appreciation
    Subaccount (Class A)                2006       854   1.162 - 1.449     1,207         0.18        1.55 - 2.60   (1.86) - (1.16)
  MIST Met/AIM Small Cap Growth
    Subaccount (Class A)                2006        93   1.252 - 1.265       117           --        1.55 - 2.20   (1.18) - (0.71)
  MIST MFS(R) Value Subaccount
    (Class A)                           2006     2,750   1.357 - 1.399     3,800         1.29        1.55 - 2.60      9.71 - 10.56
  MIST Neuberger Berman Real
    Estate Subaccount (Class A)         2006     7,891   1.212 - 1.221     9,607           --        1.55 - 2.60     20.84 - 21.73
  MIST Oppenheimer Capital
    Appreciation  Subaccount
    (Class B)                           2006     6,714   1.002 - 1.008     6,757           --        1.55 - 2.50      0.80 - 10.44
  MIST Pioneer Fund Subaccount
    (Class A)                           2006       534   1.280 - 1.553       787           --        1.55 - 2.50      6.91 - 10.95
  MIST Pioneer Mid-Cap Value
    Subaccount (Class A)                2006        80   1.151 - 1.164        93         0.27        1.55 - 2.30       4.90 - 9.83
  MIST Pioneer Strategic Income
    Subaccount (Class A)                2006     5,401   1.131 - 1.170     6,233         4.78        1.55 - 2.60       2.85 - 3.57
  MIST Third Avenue Small Cap
    Value Subaccount (Class B)          2006     8,025   1.022 - 1.029     8,232           --        1.55 - 2.60       1.89 - 5.67
Metropolitan Series Fund, Inc.
  MSF BlackRock Aggressive Growth
    Subaccount (Class D)                2006     2,614   1.106 - 1.510     3,869           --        1.55 - 2.50     (2.93) - 9.61
  MSF BlackRock Bond Income
    Subaccount (Class A)                2006     5,754   1.006 - 1.064     6,054           --        1.55 - 2.60       3.17 - 3.91
  MSF BlackRock Money Market
    Subaccount (Class A)                2006    21,570   0.999 - 1.034    22,072         3.30        1.55 - 2.90       0.69 - 2.27
  MSF FI Large Cap Subaccount
    (Class A)                           2006     2,475   1.153 - 1.394     3,366           --        1.55 - 2.50       0.75 - 1.38
  MSF FI Value Leaders Subaccount
    (Class D)                           2006     3,679   1.196 - 1.482     5,259           --        1.55 - 2.60       1.96 - 2.63
  MSF MetLife Aggressive Allocation
    Subaccount (Class B)                2006     1,415   1.055 - 1.061     1,496           --        1.55 - 2.35       5.29 - 8.49
  MSF MetLife Conservative Allocation
    Subaccount (Class B)                2006       288   1.037 - 1.043       299           --        1.55 - 2.35       3.07 - 4.20
  MSF MetLife Conservative to
    Moderate Allocation Subaccount
    (Class B)                           2006       254   1.046 - 1.050       267           --        1.55 - 2.05       4.39 - 4.79
  MSF MetLife Moderate Allocation
    Subaccount (Class B)                2006     2,621   1.049 - 1.055     2,754           --        1.55 - 2.40       4.69 - 8.25
  MSF MetLife Moderate to
    Aggressive Allocation Subaccount
    (Class B)                           2006     4,367   1.053 - 1.060     4,611           --        1.55 - 2.50       5.09 - 5.79

                                                                                                       Expense           Total
                                        Year              Unit Value        Net     Investment(1)      Ratio(2)        Return(3)
                                        Ended    Units     Lowest to      Assets       Income         Lowest to        Lowest to
                                       Dec 31   (000s)    Highest ($)     ($000s)     Ratio (%)      Highest (%)      Highest (%)
                                       ------   ------   -------------    -------   -------------    -----------   ---------------
Metropolitan Series Fund, Inc. -- (Continued)
  MSF MFS(R) Total Return
    Subaccount (Class B)                2006     3,714   1.064 - 1.072     3,969           --        1.55 - 2.65       6.08 - 6.88
  MSF MFS(R) Total Return
    Subaccount (Class F)                2006    17,476   1.189 - 1.383    23,413           --        1.55 - 2.60       6.20 - 6.88
  MSF Oppenheimer Global Equity
    Subaccount (Class B)                2006    26,606   1.044 - 1.052    27,903           --        1.39 - 2.54       4.82 - 5.62
  MSF T. Rowe Price Large Cap
    Growth Subaccount (Class B)         2006     1,682   1.062 - 1.069     1,795           --        1.55 - 2.50       6.41 - 9.79
  MSF Western Asset Management
    High Yield Bond Subaccount
    (Class A)                           2006     2,683   1.124 - 1.157     3,074           --        1.55 - 2.60       5.55 - 6.37
  MSF Western Asset Management
    U.S. Government Subaccount
    (Class A)                           2006     2,009   1.046 - 1.091     2,145           --        1.40 - 2.35       2.95 - 3.47
Money Market Portfolio
  Money Market Subaccount               2006        --   0.982 - 1.011        --         1.40        1.55 - 2.60       0.51 - 0.90
                                        2005    14,012   0.977 - 1.004    13,945         2.89        1.55 - 2.60       0.30 - 1.31
                                        2004    11,267   0.973 - 0.996    11,096         1.09        1.55 - 2.50   (1.52) - (0.20)
                                        2003     4,684   0.988 - 0.994     4,652         0.40        1.55 - 2.50   (0.90) - (0.50)
Oppenheimer Variable Account Funds
  Oppenheimer Capital Appreciation
    Subaccount/VA
    (Service Shares)                    2006        --   1.117 - 1.397        --         0.18        1.55 - 2.50       4.21 - 4.51
                                        2005     4,420   1.071 - 1.337     5,823         0.71        1.55 - 2.50     (0.40) - 8.12
                                        2004     3,808   1.049 - 1.294     4,906         0.16        1.55 - 2.50       4.00 - 6.29
                                        2003     1,263   1.225 - 1.233     1,555           --        1.55 - 2.50     11.09 - 15.45
  Oppenheimer Global Securities
    Subaccount/VA
    (Service Shares)                    2006        --   1.411 - 2.022        --         0.85        1.55 - 2.50       8.56 - 8.86
                                        2005     4,960   1.299 - 1.858     9,031         0.79        1.55 - 2.50    (0.06) - 18.41
                                        2004     3,821   1.169 - 1.654     6,291         0.69        1.55 - 2.50     11.57 - 17.06
                                        2003       969   1.404 - 1.413     1,367           --        1.55 - 2.50      7.40 - 26.95
  Oppenheimer Main Street/VA
    Subaccount ( Service Shares)        2006        --   1.137 - 1.164        --         1.01        1.55 - 2.60       5.36 - 5.75
                                        2005       588   1.079 - 1.103       641         0.93        1.55 - 2.60       2.56 - 4.88
                                        2004       333   1.046 - 1.064       350           --        1.55 - 2.50      6.17 - 12.43
PIMCO Variable Insurance Trust
  PIMCO VIT Real Return
    Subaccount (Administrative
    Class)                              2006     5,412   1.040 - 1.119     5,903         4.23        1.55 - 2.60   (1.89) - (0.80)
                                        2005     5,654   1.056 - 1.128     6,256         2.87        1.55 - 2.60     (0.45) - 0.95
                                        2004     3,029   1.057 - 1.122     3,375         1.13        1.55 - 2.50     (0.28) - 7.16
                                        2003       631   1.041 - 1.047       659         0.36        1.55 - 2.30     (1.23) - 3.47
  PIMCO VIT Total Return
    Subaccount (Administrative
    Class)                              2006    12,017   1.030 - 1.079    12,782         4.42        1.55 - 2.60       1.15 - 2.83
                                        2005    12,105   1.014 - 1.055    12,645         3.50        1.55 - 2.60     (0.10) - 1.17
                                        2004     7,234   1.011 - 1.046     7,525         1.93        1.55 - 2.50       0.19 - 3.26
                                        2003     2,401   1.007 - 1.013     2,427         1.50        1.55 - 2.50     (1.65) - 1.00
Pioneer Variable Contracts Trust
  Pioneer America Income VCT
    Subaccount (Class II)               2006     7,615   0.993 - 1.042     7,758         4.42        1.55 - 2.70       0.61 - 3.07
                                        2005    10,145   0.985 - 1.031    10,216         4.46        1.55 - 2.50     (0.70) - 0.61
                                        2004     7,468   0.990 - 1.034     7,513         5.11        1.55 - 2.50     (0.29) - 1.51
                                        2003     2,327   0.989 - 0.995     2,311         2.52        1.55 - 2.50     (1.59) - 0.51

                                                                                                       Expense           Total
                                        Year              Unit Value        Net     Investment(1)      Ratio(2)        Return(3)
                                        Ended    Units     Lowest to      Assets       Income         Lowest to        Lowest to
                                       Dec 31   (000s)    Highest ($)     ($000s)     Ratio (%)      Highest (%)      Highest (%)
                                       ------   ------   -------------    -------   -------------    -----------   ---------------
Pioneer Variable Contracts Trust -- (Continued)
  Pioneer AmPac Growth VCT
    Subaccount (Class II)               2006        --   1.094 - 1.123        --         0.92        1.55 - 2.50     11.52 - 14.54
                                        2005       851   0.981 - 0.998       843         0.40        1.55 - 2.50     (1.31) - 7.00
                                        2004       637   0.994 - 1.002       636           --        1.55 - 2.50     (2.54) - 7.07
  Pioneer Balanced VCT Subaccount
    (Class II)                          2006        --   1.032 - 1.243        --         1.85        1.55 - 2.70       4.56 - 8.79
                                        2005     5,048   1.044 - 1.167     5,818         1.68        1.55 - 2.50       1.16 - 3.20
                                        2004     5,434   1.028 - 1.143     6,179         2.12        1.55 - 2.50       0.53 - 2.97
                                        2003     2,606   1.103 - 1.110     2,886         1.58        1.55 - 2.50       3.26 - 7.68
  Pioneer Cullen Value VCT
    Subaccount (Class II)               2006     4,467   1.232 - 1.252     5,558         0.16        1.55 - 2.50      1.73 - 15.29
                                        2005     1,889   1.078 - 1.086     2,046           --        1.55 - 2.50      1.03 - 12.09
  Pioneer Emerging Markets VCT
    Subaccount (Class II)               2006     3,716   2.031 - 3.190    11,210         0.32        1.55 - 2.50      3.83 - 33.42
                                        2005     3,244   1.740 - 2.391     7,510         0.46        1.55 - 2.50     28.70 - 35.54
                                        2004     2,014   1.737 - 1.764     3,534         0.75        1.55 - 2.50     14.59 - 16.82
                                        2003       421   1.501 - 1.510       634           --        1.55 - 2.50     12.08 - 38.95
  Pioneer Equity Income VCT
    Subaccount (Class II)               2006     9,773   1.382 - 1.720    16,413         2.39        1.55 - 2.50      0.65 - 20.28
                                        2005     9,224   1.159 - 1.430    12,986         2.15        1.55 - 2.50       2.95 - 3.85
                                        2004     7,598   1.125 - 1.377    10,402         2.38        1.55 - 2.50      6.82 - 14.27
                                        2003     2,613   1.197 - 1.205     3,141         1.56        1.55 - 2.50      8.23 - 12.41
  Pioneer Equity Opportunity VCT
    Subaccount (Class II)               2006       140   1.236 - 1.251       175         0.42        1.55 - 2.20      7.51 - 17.46
                                        2005        34   1.058 - 1.065        36           --        1.55 - 2.40     (0.28) - 8.90
  Pioneer Europe VCT
    Subaccount (Class II)               2006        --   1.562 - 2.015        --         2.56        1.55 - 2.50      7.63 - 27.13
                                        2005       308   1.246 - 1.585       481         0.52        1.55 - 2.50       1.58 - 6.16
                                        2004       229   1.475 - 1.493       340         0.71        1.55 - 2.30     14.13 - 18.94
                                        2003       112   1.277 - 1.283       143           --        1.55 - 2.30     14.25 - 20.64
  Pioneer Fund VCT Subaccount
    (Class II)                          2006     9,837   1.281 - 1.583    15,314         1.11        1.55 - 2.50      2.16 - 14.63
                                        2005     9,980   1.128 - 1.381    13,612         1.10        1.55 - 2.50       3.30 - 7.25
                                        2004    11,740   1.090 - 1.324    15,481         1.06        1.55 - 2.50      7.07 - 10.08
                                        2003     4,059   1.205 - 1.213     4,914         0.73        1.55 - 2.50      3.77 - 13.58
  Pioneer Global High Yield VCT
    Subaccount (Class II)               2006     3,913   1.075 - 1.148     4,453         7.30        1.55 - 2.70      6.09 - 10.28
                                        2005     1,172   1.033 - 1.041     1,215         4.98        1.55 - 2.50     (0.10) - 5.71
  Pioneer Growth Shares VCT
    Subaccount (Class II)               2006     3,273   1.170 - 1.318     4,237           --        1.55 - 2.50      6.35 - 12.28
                                        2005     3,363   1.095 - 1.228     4,090         0.66        1.55 - 2.50     (0.87) - 1.66
                                        2004     4,349   1.083 - 1.208     5,236           --        1.55 - 2.50       3.35 - 9.95
                                        2003     1,756   1.146 - 1.154     2,023           --        1.55 - 2.50       3.79 - 9.41
  Pioneer High Yield VCT
    Subaccount (Class II)               2006    18,441   1.044 - 1.305    23,702         5.31        1.55 - 2.70       5.03 - 6.62
                                        2005    19,659   1.083 - 1.224    23,830         5.26        1.55 - 2.50     (0.83) - 3.85
                                        2004    28,870   1.087 - 1.223    35,120         5.10        1.55 - 2.50       2.64 - 6.16
                                        2003    12,367   1.145 - 1.152    14,223         3.47        1.55 - 2.50      6.79 - 10.03
  Pioneer Ibbotson Aggressive
    Allocation VCT Subaccount
    (Class II)                          2006     3,555   1.202 - 1.222     4,301         0.25        1.55 - 2.50      6.67 - 12.63
                                        2005       890   1.077 - 1.085       961           --        1.55 - 2.50      0.28 - 10.76

                                                                                                       Expense           Total
                                        Year              Unit Value        Net     Investment(1)      Ratio(2)        Return(3)
                                        Ended    Units     Lowest to      Assets       Income         Lowest to        Lowest to
                                       Dec 31   (000s)    Highest ($)     ($000s)     Ratio (%)      Highest (%)      Highest (%)
                                       ------   ------   -------------    -------   -------------    -----------   ---------------
Pioneer Variable Contracts Trust -- (Concluded)
  Pioneer Ibbotson Growth
    Allocation VCT Subaccount
    (Class II)                          2006    52,900   1.060 - 1.182    61,685         0.13        1.55 - 2.90      4.02 - 10.99
                                        2005     5,531   1.056 - 1.065     5,872           --        1.55 - 2.60       1.72 - 8.92
  Pioneer Ibbotson Moderate
    Allocation VCT Subaccount
    (Class II)                          2006    38,675   1.049 - 1.144    43,825         0.30        1.55 - 2.90       4.59 - 8.95
                                        2005    12,754   1.042 - 1.050    13,374           --        1.55 - 2.60       2.96 - 6.54
  Pioneer International Value VCT
    Subaccount (Class II)               2006     3,248   1.575 - 2.059     6,534         0.27        1.55 - 2.50     16.87 - 20.69
                                        2005     1,486   1.316 - 1.706     2,492         0.07        1.55 - 2.50      5.82 - 17.71
                                        2004     1,595   1.480 - 1.504     2,386         0.42        1.55 - 2.50     14.27 - 16.59
                                        2003       595   1.282 - 1.290       766           --        1.55 - 2.50      5.25 - 20.67
  Pioneer Mid Cap Value VCT
    Subaccount (Class II)               2006     7,037   1.317 - 1.859    12,609           --        1.55 - 2.50      9.51 - 10.52
                                        2005     7,261   1.202 - 1.682    11,878         0.21        1.55 - 2.50       4.61 - 5.99
                                        2004     5,831   1.146 - 1.587     9,198         0.28        1.55 - 2.50      5.77 - 19.86
                                        2003     2,156   1.315 - 1.324     2,846           --        1.55 - 2.50      3.05 - 20.36
  Pioneer Oak Ridge Large Cap
    Growth VCT Subaccount
    (Class II)                          2006     4,381   1.134 - 1.181     5,114         0.03        1.55 - 2.50       0.26 - 7.27
                                        2005     3,119   1.130 - 1.167     3,607         0.14        1.55 - 2.50    (1.61) - 10.44
                                        2004     1,678   1.072 - 1.095     1,832           --        1.55 - 2.50      5.62 - 10.81
  Pioneer Real Estate Shares VCT
    Subaccount (Class II)               2006     4,860   1.859 - 2.555    12,050         2.37        1.55 - 2.50     33.12 - 34.40
                                        2005     4,560   1.393 - 1.901     8,515         3.12        1.55 - 2.50     12.02 - 21.74
                                        2004     3,952   1.310 - 1.681     6,610         3.79        1.55 - 2.50     10.25 - 33.31
                                        2003     1,409   1.253 - 1.261     1,773         3.75        1.55 - 2.50      1.78 - 21.61
  Pioneer Small and Mid Cap
    Growth VCT Subaccount
    (Class II)                          2006     1,245   1.086 - 1.174     1,446           --        1.55 - 2.50      0.17 - 12.46
                                        2005     1,306   1.032 - 1.106     1,434           --        1.55 - 2.50       1.97 - 4.56
                                        2004       881   1.012 - 1.074       943           --        1.55 - 2.50     (0.28) - 9.64
  Pioneer Small Cap Value VCT
    Subaccount (Class II)               2006     4,708   1.378 - 1.966     9,032           --        1.55 - 2.50      4.08 - 12.41
                                        2005     4,265   1.251 - 1.749     7,340           --        1.55 - 2.50      8.39 - 16.15
                                        2004     3,723   1.574 - 1.599     5,922           --        1.55 - 2.50     16.94 - 18.01
                                        2003     1,448   1.346 - 1.355     1,957           --        1.55 - 2.50      4.56 - 20.61
  Pioneer Small Company VCT
    Subaccount (Class II)               2006        --   1.164 - 1.523        --           --        1.55 - 2.50       5.79 - 6.21
                                        2005     1,045   1.099 - 1.434     1,480           --        1.55 - 2.50     (0.90) - 6.05
                                        2004       871   1.410 - 1.433     1,240           --        1.55 - 2.50      9.50 - 11.52
                                        2003       380   1.277 - 1.285       486           --        1.55 - 2.50      5.80 - 15.97
  Pioneer Strategic Income VCT
    Subaccount (Class II)               2006    13,805   1.026 - 1.245    16,828         5.19        1.55 - 2.75       1.38 - 4.62
                                        2005    12,651   1.099 - 1.190    14,888         5.57        1.55 - 2.50     (0.70) - 0.93
                                        2004     9,365   1.098 - 1.179    10,984         5.69        1.55 - 2.50       2.81 - 8.26
                                        2003     2,460   1.082 - 1.089     2,673         3.35        1.55 - 2.50       3.73 - 8.18
  Pioneer Value VCT Subaccount
    (Class II)                          2006     4,868   1.247 - 1.526     7,301         0.21        1.55 - 2.50     12.26 - 13.29
                                        2005     5,042   1.110 - 1.347     6,704         0.09        1.55 - 2.50     (0.87) - 5.49
                                        2004     3,659   1.086 - 1.307     4,756         0.05        1.55 - 2.50       6.35 - 9.65
                                        2003       669   1.184 - 1.192       796         0.03        1.55 - 2.50      3.66 - 12.62

                                                                                                       Expense           Total
                                        Year              Unit Value        Net     Investment(1)      Ratio(2)        Return(3)
                                        Ended    Units     Lowest to      Assets       Income         Lowest to        Lowest to
                                       Dec 31   (000s)    Highest ($)     ($000s)     Ratio (%)      Highest (%)      Highest (%)
                                       ------   ------   -------------    -------   -------------    -----------   ---------------
Putnam Variable Trust
  Putnam VT International Equity
    Subaccount (Class IB)               2006       173   1.986 - 2.056       349         0.60        1.55 - 2.50      9.24 - 25.75
                                        2005       164   1.603 - 1.635       265         1.48        1.55 - 2.30      9.64 - 10.47
                                        2004       181   1.462 - 1.480       266         1.24        1.55 - 2.30     13.60 - 14.37
                                        2003       122   1.287 - 1.294       157           --        1.55 - 2.30      7.21 - 21.47
  Putnam VT Small Cap Value
    Subaccount (Class IB)               2006     4,291   1.416 - 2.163     8,583         0.32        1.55 - 2.60      7.03 - 15.48
                                        2005     3,995   1.235 - 1.873     7,076         0.15        1.55 - 2.60      3.87 - 13.11
                                        2004     2,173   1.195 - 1.777     3,821         0.22        1.55 - 2.50     14.46 - 24.27
                                        2003       614   1.425 - 1.430       876           --        1.55 - 2.10     16.78 - 32.40
The Travelers Series Trust
  Travelers AIM Capital Appreciation
    Subaccount                          2006        --   1.184 - 1.466        --           --        1.55 - 2.60       6.09 - 6.54
                                        2005     1,005   1.116 - 1.376     1,357         0.23        1.55 - 2.60      2.14 - 14.73
                                        2004       949   1.056 - 1.286     1,211         0.21        1.55 - 2.50       3.86 - 7.10
                                        2003       301   1.218 - 1.226       368           --        1.55 - 2.50      3.92 - 20.97
  Travelers Convertible Securities
    Subaccount                          2006        --   1.085 - 1.258        --         0.87        1.55 - 2.40       6.27 - 6.61
                                        2005     2,663   1.021 - 1.180     3,098         2.79        1.55 - 2.40     (1.95) - 4.72
                                        2004     2,166   1.044 - 1.194     2,568         3.63        1.55 - 2.30       3.88 - 4.65
                                        2003       505   1.135 - 1.141       574         7.10        1.55 - 2.30       6.75 - 9.56
  Travelers Disciplined Mid Cap
    Stock Subaccount                    2006        --   1.333 - 1.802        --         0.55        1.55 - 2.60       8.91 - 9.21
                                        2005     1,880   1.224 - 1.650     3,059           --        1.55 - 2.60      3.01 - 14.51
                                        2004     1,686   1.121 - 1.490     2,481         0.47        1.55 - 2.50      5.95 - 16.11
                                        2003       344   1.293 - 1.300       447         0.55        1.55 - 2.30      3.02 - 18.84
  Travelers Equity Income
    Subaccount                          2006        --   1.172 - 1.444        --         1.35        1.55 - 2.60       4.73 - 5.09
                                        2005     3,720   1.118 - 1.374     4,967           --        1.55 - 2.60       1.90 - 5.34
                                        2004     2,581   1.104 - 1.336     3,402         1.93        1.55 - 2.50      7.40 - 10.63
                                        2003     1,075   1.229 - 1.235     1,325         1.73        1.55 - 2.30      8.37 - 18.12
  Travelers Federated High Yield
    Subaccount                          2006        --   1.100 - 1.248        --         8.30        1.55 - 2.60       2.23 - 2.55
                                        2005     2,461   1.076 - 1.217     2,922           --        1.55 - 2.60       0.00 - 4.09
                                        2004     1,558   1.080 - 1.205     1,862        11.31        1.55 - 2.50       4.43 - 8.66
                                        2003       479   1.103 - 1.109       531        12.82        1.55 - 2.30      6.88 - 10.05
  Travelers Federated Stock
    Subaccount                          2006        --   1.153 - 1.463        --         1.63        1.55 - 2.30       3.25 - 3.61
                                        2005       371   1.116 - 1.412       520           --        1.55 - 2.30       2.97 - 6.69
                                        2004       329   1.345 - 1.362       446         2.48        1.55 - 2.30       8.03 - 8.87
                                        2003        72   1.245 - 1.251        90         2.90        1.55 - 2.30      7.59 - 15.41
  Travelers Large Cap Subaccount        2006        --   1.151 - 1.375        --         0.45        1.55 - 2.50       2.77 - 3.07
                                        2005     1,620   1.118 - 1.334     2,110           --        1.55 - 2.50       6.03 - 9.19
                                        2004     1,215   1.050 - 1.247     1,505         1.14        1.55 - 2.50       2.65 - 9.03
                                        2003       455   1.183 - 1.189       539         0.60        1.55 - 2.30      7.64 - 13.36
  Travelers Managed Allocation
    Series: Aggressive Subaccount       2006        --   1.161 - 1.169        --         1.81        1.70 - 2.35       1.13 - 6.27
                                        2005       799   1.096 - 1.100       877           --        1.70 - 2.20       2.91 - 9.70
  Travelers Managed Allocation
    Series: Conservative
    Subaccount                          2006        --   1.026 - 1.035        --         1.47        1.55 - 2.40       0.10 - 0.39
                                        2005       790   1.025 - 1.031       810         2.82        1.55 - 2.40     (0.19) - 2.80
  Travelers Managed Allocation
    Series: Moderate Subaccount         2006        --   1.097 - 1.106        --         2.92        1.55 - 2.40       3.30 - 3.56
                                        2005     2,643   1.062 - 1.068     2,813         0.93        1.55 - 2.40       1.43 - 7.58

                                                                                                       Expense           Total
                                        Year              Unit Value        Net     Investment(1)      Ratio(2)        Return(3)
                                        Ended    Units     Lowest to      Assets       Income         Lowest to        Lowest to
                                       Dec 31   (000s)    Highest ($)     ($000s)     Ratio (%)      Highest (%)      Highest (%)
                                       ------   ------   -------------    -------   -------------    -----------   ---------------
The Travelers Series Trust -- (Continued)
  Travelers Managed Allocation
    Series: Moderate-Aggressive
    Subaccount                          2006        --   1.114 - 1.125        --         2.08        1.55 - 2.50       4.01 - 4.36
                                        2005     4,253   1.071 - 1.078     4,571         0.88        1.55 - 2.50       2.10 - 6.97
  Travelers Managed Allocation
    Series: Moderate-Conservative
    Subaccount                          2006        --   1.063 - 1.068        --         3.60        1.55 - 2.05       1.82 - 2.01
                                        2005        76   1.044 - 1.047        79         1.03        1.55 - 2.05       1.85 - 3.06
  Travelers Mercury Large Cap
    Core Subaccount                     2006        --   1.297 - 1.553        --         0.22        1.55 - 2.60       5.79 - 6.22
                                        2005     2,977   1.226 - 1.462     4,136           --        1.55 - 2.60      9.47 - 15.47
                                        2004     1,016   1.126 - 1.325     1,331         1.47        1.55 - 2.30      5.81 - 14.13
                                        2003       129   1.156 - 1.161       149         1.58        1.55 - 2.30       1.49 - 9.84
  Travelers MFS(R) Mid Cap
    Growth Subaccount                   2006        --   1.147 - 1.547        --           --        1.55 - 2.50       5.47 - 5.81
                                        2005     2,704   1.086 - 1.462     3,890           --        1.55 - 2.50      0.49 - 11.96
                                        2004     1,526   1.296 - 1.440     2,184           --        1.55 - 2.50     11.30 - 15.82
                                        2003       406   1.274 - 1.282       519           --        1.55 - 2.50      5.25 - 13.36
  Travelers MFS(R) Total Return
    Subaccount                          2006        --   1.118 - 1.294        --         1.34        1.55 - 2.60       2.82 - 3.27
                                        2005    16,637   1.085 - 1.253    20,340         2.59        1.55 - 2.60     (0.46) - 2.90
                                        2004     9,355   1.097 - 1.236    11,473         4.25        1.55 - 2.50       8.04 - 9.77
                                        2003     3,286   1.119 - 1.126     3,690         6.27        1.55 - 2.50       5.04 - 9.99
  Travelers MFS(R) Value
    Subaccount                          2006        --   1.236 - 1.270        --           --        1.55 - 2.60       7.71 - 8.09
                                        2005     2,484   1.147 - 1.177     2,884         1.67        1.55 - 2.60       2.03 - 6.67
                                        2004       893   1.104 - 1.128       992         2.46        1.55 - 2.50      8.11 - 14.52
  Travelers Mondrian International
    Stock Subaccount                    2006        --   1.397 - 1.788        --         3.76        1.55 - 2.60     14.51 - 14.91
                                        2005     1,399   1.220 - 1.556     2,100         0.06        1.55 - 2.60      6.83 - 10.77
                                        2004       668   1.147 - 1.443       952         2.92        1.55 - 2.50      9.65 - 16.68
                                        2003        95   1.262 - 1.266       120         2.77        1.55 - 2.10     14.20 - 16.94
  Travelers Pioneer Fund
    Subaccount                          2006        --   1.197 - 1.444        --         1.04        1.55 - 2.50       5.73 - 6.13
                                        2005       539   1.131 - 1.361       696           --        1.55 - 2.50       2.90 - 6.98
                                        2004       218   1.093 - 1.304       281         1.46        1.55 - 2.50      0.37 - 12.21
                                        2003        75   1.184 - 1.188        89         2.21        1.95 - 2.50      9.02 - 13.68
  Travelers Pioneer Mid Cap Value
    Subaccount                          2006        --   1.101 - 1.106        --           --        1.55 - 2.05       3.57 - 5.23
                                        2005        16   1.047 - 1.051        16         0.25        1.55 - 2.05       0.38 - 1.55
  Travelers Pioneer Strategic
    Income Subaccount                   2006        --   1.098 - 1.133        --           --        1.55 - 2.60       0.64 - 1.08
                                        2005     4,639   1.091 - 1.123     5,132         7.53        1.55 - 2.60     (1.17) - 2.41
                                        2004       446   1.079 - 1.106       483        18.45        1.55 - 2.50      2.27 - 10.43
  Travelers Quality Bond
    Subaccount                          2006        --   0.973 - 1.024        --         6.15        1.55 - 2.60   (1.18) - (0.87)
                                        2005     5,730   0.984 - 1.033     5,874           --        1.55 - 2.60     (1.30) - 0.00
                                        2004     4,343   1.000 - 1.033     4,465         6.34        1.55 - 2.30       0.40 - 1.77
                                        2003     1,909   1.010 - 1.015     1,935        10.20        1.55 - 2.30     (1.08) - 2.33
  Travelers Strategic Equity
    Subaccount                          2006        --   1.138 - 1.398        --         0.37        1.55 - 2.50       4.06 - 4.33
                                        2005       796   1.093 - 1.340     1,049         0.66        1.55 - 2.50     (0.53) - 6.22
                                        2004       759   1.100 - 1.334     1,006         1.60        1.55 - 2.50       7.69 - 8.54
                                        2003       500   1.223 - 1.229       613           --        1.55 - 2.30      6.34 - 16.16

                                                                                                       Expense           Total
                                        Year              Unit Value        Net     Investment(1)      Ratio(2)        Return(3)
                                        Ended    Units     Lowest to      Assets       Income         Lowest to        Lowest to
                                       Dec 31   (000s)    Highest ($)     ($000s)     Ratio (%)      Highest (%)      Highest (%)
                                       ------   ------   -------------    -------   -------------    -----------   ---------------
The Travelers Series Trust -- (Concluded)
  Travelers Style Focus Series: Small
    Cap Growth Subaccount               2006        --   1.267 - 1.274        --         0.01        1.55 - 2.20     14.87 - 15.09
                                        2005        75   1.103 - 1.107        83           --        1.55 - 2.20       1.29 - 9.42
  Travelers Style Focus Series: Small
    Cap Value Subaccount                2006        --   1.264 - 1.272        --         0.02        1.55 - 2.20      3.77 - 14.57
                                        2005        12   1.104 - 1.106        14         0.69        1.95 - 2.20     (3.16) - 6.04
  Travelers U.S. Government
    Securities Subaccount               2006        --   1.021 - 1.057        --         5.73        1.55 - 2.40   (3.86) - (3.53)
                                        2005     2,138   1.062 - 1.098     2,294           --        1.55 - 2.40     (1.09) - 2.98
                                        2004       488   1.041 - 1.074       510        11.58        1.55 - 2.30       1.66 - 6.64
Van Kampen Life Investment Trust
  Van Kampen LIT Comstock
    Subaccount (Class II)               2006     4,764   1.296 - 1.708     7,724         1.27        1.55 - 2.60     13.09 - 14.25
                                        2005     4,753   1.146 - 1.495     6,794         0.73        1.55 - 2.60       1.53 - 6.87
                                        2004     2,034   1.131 - 1.458     2,942         0.46        1.55 - 2.50      0.27 - 15.62
                                        2003       579   1.253 - 1.261       728           --        1.55 - 2.50      6.55 - 14.43
  Van Kampen LIT Enterprise
    Subaccount (Class II)               2006        70   1.309 - 1.356        93         0.19        1.55 - 2.50       4.14 - 5.20
                                        2005        83   1.257 - 1.289       105         0.54        1.55 - 2.50       5.19 - 6.18
                                        2004       102   1.195 - 1.214       123         0.15        1.55 - 2.50       1.27 - 2.19
                                        2003       135   1.180 - 1.188       160           --        1.55 - 2.50      4.33 - 15.34
Variable Insurance Products Fund
  VIP Contrafund(R) Subaccount
    (Service Class 2)                   2006     7,245   1.364 - 1.772    12,145         1.01        1.55 - 2.60       7.00 - 9.72
                                        2005     6,669   1.257 - 1.615    10,287         0.10        1.55 - 2.60      4.80 - 16.54
                                        2004     3,673   1.109 - 1.406     5,111         0.10        1.55 - 2.50      9.80 - 13.39
                                        2003       800   1.232 - 1.240       989           --        1.55 - 2.50      5.92 - 16.45
  VIP Dynamic Capital Appreciation
    Subaccount (Service Class 2)        2006       373   1.361 - 1.574       580         0.23        1.55 - 2.50     10.95 - 12.03
                                        2005       378   1.225 - 1.405       526           --        1.55 - 2.50     17.70 - 18.87
                                        2004       343   1.164 - 1.182       404           --        1.55 - 2.50     (0.93) - 7.57
                                        2003        76   1.181 - 1.185        90           --        1.55 - 2.15      8.02 - 11.93
  VIP Mid Cap Subaccount
    (Service Class 2)                   2006     8,001   1.521 - 2.227    16,457         0.17        1.55 - 2.60      9.51 - 10.63
                                        2005     7,583   1.384 - 2.013    14,291           --        1.55 - 2.60      6.96 - 20.22
                                        2004     3,822   1.229 - 1.732     6,490           --        1.55 - 2.50      2.31 - 22.75
                                        2003       529   1.402 - 1.411       745           --        1.55 - 2.50     12.40 - 29.56

(1) These amounts represent the dividends, excluding distributions of capital gains, received by the Subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the Subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the Subaccount invests.

(2) These amounts represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund have been excluded.

(3) These amounts represent the total return for the period indicated, including changes in the value of the underlying fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented.

6. Schedules of Accumulation Units
   for the years ended December 31, 2006 and 2005

                                               AIM V.I. Capital             AIM V.I. Mid Cap
                                                 Appreciation                  Core Equity                 AIM V.I. Utilities
                                             Subaccount (Series II)        Subaccount (Series II)              Subaccount
                                           --------------------------    --------------------------    --------------------------
                                                2006          2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...     4,772,428      4,272,884      2,897,737      2,578,549        943,225        383,968
Accumulation units purchased and
  transferred from other funding options       975,187      1,303,373        304,787        757,620        332,490        652,046
Accumulation units redeemed and
  transferred to other funding options .      (670,962)      (803,829)      (565,826)      (438,432)      (115,259)       (92,789)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........     5,076,653      4,772,428      2,636,698      2,897,737      1,160,456        943,225
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                                              Alger American
                                            Alger American Balanced          Leveraged All Cap         AllianceBernstein Large-Cap
                                              Subaccount (Class S)          Subaccount (Class S)       Growth Subaccount (Class B)
                                           --------------------------    --------------------------    --------------------------
                                                2006          2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...     3,193,235      2,662,417        945,444        713,472      1,158,695      1,101,738
Accumulation units purchased and
  transferred from other funding options        50,088        672,340      2,093,816        315,948         25,400        141,659
Accumulation units redeemed and
  transferred to other funding options .    (3,243,323)      (141,522)    (2,072,265)       (83,976)    (1,184,095)       (84,702)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........            --      3,193,235        966,995        945,444             --      1,158,695
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                              American Funds Global         American Funds Growth        American Funds Growth
                                           Growth Subaccount (Class 2)      Subaccount (Class 2)       Income Subaccount (Class 2)
                                           --------------------------    --------------------------    --------------------------
                                                2006          2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...     6,136,147      3,898,646     19,615,007     10,831,241     19,719,392     10,637,119
Accumulation units purchased and
  transferred from other funding options     1,077,691      3,067,226      2,400,948      9,969,736      1,670,899     10,127,998
Accumulation units redeemed and
  transferred to other funding options .      (783,132)      (829,725)    (2,177,248)    (1,185,970)    (1,623,447)    (1,045,725)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........     6,430,706      6,136,147     19,838,707     19,615,007     19,766,844     19,719,392
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                                               Credit Suisse
                                              Capital Appreciation             Trust Emerging              Credit Suisse Trust
                                                    Subaccount               Markets Subaccount        Global Small Cap Subaccount
                                           --------------------------    --------------------------    --------------------------
                                                2006          2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...     3,234,368      1,027,000      1,942,825      1,219,593        398,988        284,305
Accumulation units purchased and
  transferred from other funding options       253,144      2,370,396        654,269        888,135        420,394        185,352
Accumulation units redeemed and
  transferred to other funding options .    (3,487,512)      (163,028)      (339,465)      (164,903)       (95,902)       (70,669)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........            --      3,234,368      2,257,629      1,942,825        723,480        398,988
                                           ===========    ===========    ===========    ===========    ===========    ===========

6. Schedules of Accumulation Units
   for the years ended December 31, 2006 and 2005 -- (Continued)

                                                                                                      Dreyfus Socially Responsible
                                                Delaware VIP REIT         Dreyfus Mid Cap Stock             Growth Subaccount
                                           Subaccount (Standard Class)  Subaccount (Service Shares)         (Service Shares)
                                           --------------------------    --------------------------    --------------------------
                                                2006          2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...     4,583,547      2,736,060      4,349,713      3,417,907        150,267         77,844
Accumulation units purchased and
  transferred from other funding options       389,375      2,641,176        248,103      1,397,003          6,099         73,907
Accumulation units redeemed and
  transferred to other funding options .    (4,972,922)      (793,689)      (442,728)      (465,197)        (1,415)        (1,484)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........            --      4,583,547      4,155,088      4,349,713        154,951        150,267
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                                          Dreyfus VIF Developing
                                            Dreyfus VIF Appreciation        Leaders Subaccount          DWS VIT Equity 500 Index
                                           Subaccount (Initial Shares)       (Initial Shares)             Subaccount (Class B)
                                           --------------------------    --------------------------    --------------------------
                                                2006          2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...     1,556,002      1,270,064      3,569,797      2,584,650      6,020,791             --
Accumulation units purchased and
  transferred from other funding options       129,273        411,287        484,583      1,277,922        836,209      6,342,353
Accumulation units redeemed and
  transferred to other funding options .      (149,794)      (125,349)      (783,593)      (292,775)    (1,125,895)      (321,562)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........     1,535,481      1,556,002      3,270,787      3,569,797      5,731,105      6,020,791
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                DWS VIT RREEF Real
                                                 Estate Securities                DWSI Bond                DWSI Capital Growth
                                               Subaccount (Class B)          Subaccount (Class B)          Subaccount (Class B)
                                           --------------------------    --------------------------    --------------------------
                                                2006          2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...     3,495,191      2,399,966         59,568             --      4,624,551      1,364,655
Accumulation units purchased and
  transferred from other funding options       232,329      1,411,154         90,783         59,572      4,291,351      3,418,357
Accumulation units redeemed and
  transferred to other funding options .      (503,482)      (315,929)       (33,650)            (4)    (2,006,776)      (158,461)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........     3,224,038      3,495,191        116,701         59,568      6,909,126      4,624,551
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                           DWSI Global Opportunities        DWSI Growth & Income            DWSI Health Care
                                              Subaccount (Class B)          Subaccount (Class B)          Subaccount (Class B)
                                           --------------------------    --------------------------    --------------------------
                                                2006          2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...     1,836,229      1,125,764      2,906,782      1,738,217      1,858,896      1,418,147
Accumulation units purchased and
  transferred from other funding options       343,757        916,093      1,378,367      2,143,398        397,418      1,036,483
Accumulation units redeemed and
  transferred to other funding options .      (473,063)      (205,628)      (452,575)      (974,833)      (724,368)      (595,734)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........     1,706,923      1,836,229      3,832,574      2,906,782      1,531,946      1,858,896
                                           ===========    ===========    ===========    ===========    ===========    ===========

6. Schedules of Accumulation Units
   for the years ended December 31, 2006 and 2005 -- (Continued)

                                                                                DWSII Dreman
                                               DWSI International            Financial Services           DWSII All Cap Growth
                                              Subaccount (Class B)          Subaccount (Class B)          Subaccount (Class B)
                                           --------------------------    --------------------------    --------------------------
                                                2006          2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...     2,015,370      1,537,169      1,495,435      1,230,081        379,310        313,749
Accumulation units purchased and
  transferred from other funding options     1,037,598        718,683         78,212        348,703        171,411         97,307
Accumulation units redeemed and
  transferred to other funding options .      (398,821)      (240,482)    (1,573,647)       (83,349)      (550,721)       (31,746)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........     2,654,147      2,015,370             --      1,495,435             --        379,310
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                                                                           DWSII Conservative
                                                 DWSII Balanced               DWSII Blue Chip                  Allocation
                                              Subaccount (Class B)          Subaccount (Class B)           Subaccount (Class B)
                                           --------------------------    --------------------------    --------------------------
                                                2006          2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...     3,592,307      2,933,867      3,966,272      2,330,111      5,124,460      1,539,760
Accumulation units purchased and
  transferred from other funding options       166,104      2,365,961      2,605,880      5,909,938      1,824,806      3,938,061
Accumulation units redeemed and
  transferred to other funding options .    (1,067,994)    (1,707,521)    (3,219,830)    (4,273,777)    (1,038,126)      (353,361)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........     2,690,417      3,592,307      3,352,322      3,966,272      5,911,140      5,124,460
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                  DWSII Core                                                DWSII Dreman High
                                                 Fixed Income            DWSII Davis Venture Value            Return Equity
                                              Subaccount (Class B)          Subaccount (Class B)           Subaccount (Class B)
                                           --------------------------    --------------------------    --------------------------
                                                2006          2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...     6,920,095      6,328,276      8,868,840      6,497,490      7,389,166      5,095,282
Accumulation units purchased and
  transferred from other funding options       660,883      1,721,121      1,778,511      3,998,185      3,190,023      3,798,317
Accumulation units redeemed and
  transferred to other funding options .      (781,825)    (1,129,302)    (2,575,205)    (1,626,835)    (1,130,186)    (1,504,433)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........     6,799,153      6,920,095      8,072,146      8,868,840      9,449,003      7,389,166
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                           DWSII Dreman Small Mid Cap        DWSII Foreign Value          DWSII Global Thematic
                                           Value Subaccount (Class B)       Subaccount (Class B)           Subaccount (Class B)
                                           --------------------------    --------------------------    --------------------------
                                                2006          2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...     5,312,475      3,925,208        861,696             --      1,842,569      1,125,716
Accumulation units purchased and
  transferred from other funding options       316,717      1,678,658        239,326        867,339        708,704        900,502
Accumulation units redeemed and
  transferred to other funding options .      (548,740)      (291,391)    (1,101,022)        (5,643)      (661,989)      (183,649)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........     5,080,452      5,312,475             --        861,696      1,889,284      1,842,569
                                           ===========    ===========    ===========    ===========    ===========    ===========

6. Schedules of Accumulation Units
   for the years ended December 31, 2006 and 2005 -- (Continued)

                                               DWSII Government &
                                                Agency Securities         DWSII Growth Allocation          DWSII High Income
                                              Subaccount (Class B)          Subaccount (Class B)          Subaccount (Class B)
                                           --------------------------    --------------------------    --------------------------
                                                2006          2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...     3,460,249      3,315,762      9,971,960      2,461,423      4,384,835      3,479,371
Accumulation units purchased and
  transferred from other funding options       469,958        726,042        905,657      7,559,208        900,583      3,494,560
Accumulation units redeemed and
  transferred to other funding options .      (999,313)      (581,555)      (450,170)       (48,671)    (1,210,306)    (2,589,096)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........     2,930,894      3,460,249     10,427,447      9,971,960      4,075,112      4,384,835
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                                                                          DWSII International
                                            DWSII Income Allocation            DWSII Index 500               Select Equity
                                              Subaccount (Class B)          Subaccount (Class B)          Subaccount (Class B)
                                           --------------------------    --------------------------    --------------------------
                                                2006          2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...     1,097,671         56,101             --      5,063,522      4,186,813      3,413,628
Accumulation units purchased and
  transferred from other funding options       114,003      1,078,029          1,159      1,388,844      1,061,345      1,140,282
Accumulation units redeemed and
  transferred to other funding options .    (1,211,674)       (36,459)        (1,159)    (6,452,366)      (944,280)      (367,097)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........            --      1,097,671             --             --      4,303,878      4,186,813
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                              DWSII Janus Growth &           DWSII Janus Growth
                                                Income Subaccount         Opportunities Subaccount        DWSII Large Cap Core
                                                    (Class B)                    (Class B)                Subaccount (Class B)
                                           --------------------------    --------------------------    --------------------------
                                                2006          2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...     1,755,025      1,715,884        270,762        253,886        672,691             --
Accumulation units purchased and
  transferred from other funding options        98,402        568,048         64,011         51,875        576,772        688,446
Accumulation units redeemed and
  transferred to other funding options .      (165,934)      (528,907)      (334,773)       (34,999)    (1,249,463)       (15,755)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........     1,687,493      1,755,025             --        270,762             --        672,691
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                              DWSII Large Cap Value         DWSII MFS(R)Strategic          DWSII Mid Cap Growth
                                               Subaccount (Class B)       Value Subaccount (Class B)       Subaccount (Class B)
                                           --------------------------    --------------------------    --------------------------
                                                2006          2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...     3,201,469      2,718,183      1,392,660      1,298,521        462,941        303,140
Accumulation units purchased and
  transferred from other funding options       377,954        715,863         65,055        211,698        290,290        197,715
Accumulation units redeemed and
  transferred to other funding options .      (397,799)      (232,577)    (1,457,715)      (117,559)       (68,269)       (37,914)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........     3,181,624      3,201,469             --      1,392,660        684,962        462,941
                                           ===========    ===========    ===========    ===========    ===========    ===========

6. Schedules of Accumulation Units
   for the years ended December 31, 2006 and 2005 -- (Continued)

                                            DWSII Moderate Allocation        DWSII Money Market            DWSII Oak Strategic
                                               Subaccount (Class B)          Subaccount (Class B)      Equity Subaccount (Class B)
                                           --------------------------    --------------------------    --------------------------
                                                2006          2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...    14,836,151      3,029,035      4,662,726      6,156,824      2,076,122      1,837,279
Accumulation units purchased and
  transferred from other funding options       695,233     12,137,947     17,206,058     15,144,121        175,228        466,991
Accumulation units redeemed and
  transferred to other funding options .    (2,175,174)      (330,831)   (15,291,852)   (16,638,219)    (2,251,350)      (228,148)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........    13,356,210     14,836,151      6,576,932      4,662,726             --      2,076,122
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                              DWSII Scudder Growth         DWSII Small Cap Growth        DWSII Strategic Income
                                              Subaccount (Class B)          Subaccount (Class B)          Subaccount (Class B)
                                           --------------------------    --------------------------    --------------------------
                                                2006          2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...            --      1,010,587      2,913,920      1,844,242      4,592,161      2,821,729
Accumulation units purchased and
  transferred from other funding options         6,991        175,461        305,521      1,314,224        414,495      2,392,592
Accumulation units redeemed and
  transferred to other funding options .        (6,991)    (1,186,048)      (349,671)      (244,546)    (1,806,872)      (622,160)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........            --             --      2,869,770      2,913,920      3,199,784      4,592,161
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                               DWSII Technology                                            FAMVS Mercury Global
                                                  Subaccount                DWSII Turner Mid Cap        Allocation V.I. Subaccount
                                                   (Class B)             Growth Subaccount (Class B)           (Class III)
                                           --------------------------    --------------------------    --------------------------
                                                2006          2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...     1,467,983      1,153,664      1,495,838      1,267,185      5,289,501      1,457,850
Accumulation units purchased and
  transferred from other funding options       413,225        803,920        189,865        416,952        176,897      3,971,536
Accumulation units redeemed and
  transferred to other funding options .      (724,683)      (489,601)      (174,285)      (188,299)    (5,466,398)      (139,885)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........     1,156,525      1,467,983      1,511,418      1,495,838             --      5,289,501
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                               FAMVS Mercury Value         FTVIPT Franklin Rising          FTVIPT Franklin Small
                                                Opportunities V.I.          Dividends Securities        Mid Cap Growth Securities
                                              Subaccount (Class III)         Subaccount (Class 2)          Subaccount (Class 2)
                                           --------------------------    --------------------------    --------------------------
                                                2006          2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...     2,791,348      1,017,034     10,170,208      8,802,588      4,117,118      3,296,140
Accumulation units purchased and
  transferred from other funding options       167,346      2,035,086      2,319,761      2,736,887        729,345      1,265,467
Accumulation units redeemed and
  transferred to other funding options .    (2,958,694)      (260,772)    (2,039,280)    (1,369,267)      (507,995)      (444,489)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........            --      2,791,348     10,450,689     10,170,208      4,338,468      4,117,118
                                           ===========    ===========    ===========    ===========    ===========    ===========

6. Schedules of Accumulation Units
   for the years ended December 31, 2006 and 2005 -- (Continued)

                                                                             FTVIPT Templeton
                                                  FTVIPT Mutual             Developing Markets              FTVIPT Templeton
                                                Shares Securities          Securities Subaccount          Foreign Securities
                                              Subaccount (Class 2)               (Class 2)                Subaccount (Class 2)
                                           --------------------------    --------------------------    --------------------------
                                                2006          2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...     3,032,429      1,981,587      2,898,348      1,567,281      6,693,352      3,695,870
Accumulation units purchased and
  transferred from other funding options       252,346      1,228,309        818,484      1,683,545      2,052,712      3,597,827
Accumulation units redeemed and
  transferred to other funding options .    (3,284,775)      (177,467)      (610,296)      (352,478)    (1,221,671)      (600,345)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........            --      3,032,429      3,106,536      2,898,348      7,524,393      6,693,352
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                               FTVIPT Templeton
                                               Growth Securities                                          Janus Aspen Balanced
                                              Subaccount (Class 2)       High Yield Bond Subaccount    Subaccount (Service Shares)
                                           --------------------------    --------------------------    --------------------------
                                                2006          2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...     6,180,309      2,603,849      2,743,859        652,050        678,891        812,017
Accumulation units purchased and
  transferred from other funding options       345,637      3,775,248        230,269      2,421,682         28,755         60,911
Accumulation units redeemed and
  transferred to other funding options .    (6,525,946)      (198,788)    (2,974,128)      (329,873)      (707,646)      (194,037)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........            --      6,180,309             --      2,743,859             --        678,891
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                             Janus Aspen Global Life         Janus Aspen Global           Janus Aspen Worldwide
                                               Sciences Subaccount          Technology Subaccount           Growth Subaccount
                                                (Service Shares)              (Service Shares)              (Service Shares)
                                           --------------------------    --------------------------    --------------------------
                                                2006          2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...       518,761        553,841        586,057        516,312        281,008        307,389
Accumulation units purchased and
  transferred from other funding options        16,195         56,211         80,044        201,653         25,643         16,972
Accumulation units redeemed and
  transferred to other funding options .       (90,408)       (91,291)      (102,239)      (131,908)       (22,213)       (43,353)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........       444,548        518,761        563,862        586,057        284,438        281,008
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                Lazard Retirement              LMPVPI All Cap                 LMPVPI All Cap
                                               Small Cap Subaccount         Subaccount (Class I)          Subaccount (Class II)
                                           --------------------------    --------------------------    --------------------------
                                                2006          2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...     2,402,515      1,612,172      2,675,215      1,847,483         14,305             --
Accumulation units purchased and
  transferred from other funding options       216,071      1,115,295        225,132      1,089,774        386,771         14,305
Accumulation units redeemed and
  transferred to other funding options .    (2,618,586)      (324,952)      (243,559)      (262,042)       (12,755)            --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........            --      2,402,515      2,656,788      2,675,215        388,321         14,305
                                           ===========    ===========    ===========    ===========    ===========    ===========

6. Schedules of Accumulation Units
   for the years ended December 31, 2006 and 2005 -- (Continued)

                                                 LMPVPI Investors             LMPVPI Large Cap              LMPVPI Small Cap
                                               Subaccount (Class I)      Growth Subaccount (Class I)   Growth Subaccount (Class I)
                                           --------------------------    --------------------------    --------------------------
                                                2006          2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...     1,516,850      1,414,672      1,844,144      1,712,229      2,724,916      1,987,059
Accumulation units purchased and
  transferred from other funding options       213,928        266,649        110,170        282,597        254,963      1,002,739
Accumulation units redeemed and
  transferred to other funding options .      (131,780)      (164,471)      (132,868)      (150,682)      (311,588)      (264,882)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........     1,598,998      1,516,850      1,821,446      1,844,144      2,668,291      2,724,916
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                                             LMPVPII Aggressive             LMPVPII Aggressive
                                               LMPVPI Total Return            Growth Subaccount             Growth Subaccount
                                              Subaccount (Class II)               (Class I)                     (Class II)
                                           --------------------------    --------------------------    --------------------------
                                                2006          2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...     3,593,736      3,512,638      4,109,719      2,363,788      5,743,628      5,306,719
Accumulation units purchased and
  transferred from other funding options     1,184,878        801,859        438,123      2,001,484      1,615,914      1,282,973
Accumulation units redeemed and
  transferred to other funding options .      (502,884)      (720,761)      (740,049)      (255,553)      (975,543)      (846,064)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........     4,275,730      3,593,736      3,807,793      4,109,719      6,383,999      5,743,628
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                                            LMPVPII Growth and
                                              LMPVPII Equity Index           Income Subaccount             LMPVPIII Adjustable
                                              Subaccount (Class II)              (Class I)                Rate Income Subaccount
                                           --------------------------    --------------------------    --------------------------
                                                2006          2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...     6,558,427      4,922,190      1,166,829        992,201      2,406,519      1,235,927
Accumulation units purchased and
  transferred from other funding options       259,417      2,429,015         63,867        212,056        274,874      1,344,721
Accumulation units redeemed and
  transferred to other funding options .      (689,991)      (792,778)      (101,534)       (37,428)      (424,158)      (174,129)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........     6,127,853      6,558,427      1,129,162      1,166,829      2,257,235      2,406,519
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                                              Lord Abbett Growth           Lord Abbett Mid-Cap
                                            LMPVPIII Social Awareness       and Income Subaccount            Value Subaccount
                                                 Stock Subaccount                (Class VC)                     (Class VC)
                                           --------------------------    --------------------------    --------------------------
                                                2006          2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...       727,771        470,977      5,714,249      2,428,043      5,561,090      2,443,930
Accumulation units purchased and
  transferred from other funding options       149,384        270,158        642,128      3,648,804        579,811      3,608,065
Accumulation units redeemed and
  transferred to other funding options .       (40,173)       (13,364)      (743,350)      (362,598)      (678,690)      (490,905)
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........       836,982        727,771      5,613,027      5,714,249      5,462,211      5,561,090
                                           ===========    ===========    ===========    ===========    ===========    ===========

6. Schedules of Accumulation Units
   for the years ended December 31, 2006 and 2005 -- (Continued)

                                                                             MIST Batterymarch
                                                                          Mid-Cap Stock Subaccount      MIST BlackRock High Yield
                                            Managed Assets Subaccount             (Class A)                Subaccount (Class A)
                                           --------------------------    --------------------------    --------------------------
                                                2006          2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...     2,084,948        931,348             --             --             --             --
Accumulation units purchased and
  transferred from other funding options       104,072      1,418,996      1,924,669             --      2,790,966             --
Accumulation units redeemed and
  transferred to other funding options .    (2,189,020)      (265,396)      (201,529)            --       (308,262)            --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........            --      2,084,948      1,723,140             --      2,482,704             --
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                             MIST BlackRock Large-Cap       MIST Dreman Small-Cap          MIST Harris Oakmark
                                                 Core Subaccount              Value Subaccount          International Subaccount
                                                    (Class A)                    (Class A)                     (Class A)
                                           --------------------------    --------------------------    --------------------------
                                                2006          2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...            --             --             --             --             --             --
Accumulation units purchased and
  transferred from other funding options     3,433,778             --        165,545             --      1,984,065             --
Accumulation units redeemed and
  transferred to other funding options .      (191,280)            --        (49,524)            --       (131,801)            --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........     3,242,498             --        116,021             --      1,852,264             --
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                MIST Janus Capital             MIST Legg Mason           MIST Lord Abbett Bond
                                              Appreciation Subaccount         Partners Managed            Debenture Subaccount
                                                    (Class A)            Assets Subaccount (Class A)           (Class A)
                                           --------------------------    --------------------------    --------------------------
                                                2006          2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...            --             --             --             --             --             --
Accumulation units purchased and
  transferred from other funding options     3,210,976             --      2,266,082             --      3,270,385             --
Accumulation units redeemed and
  transferred to other funding options .      (333,752)            --       (126,335)            --       (204,571)            --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........     2,877,224             --      2,139,747             --      3,065,814             --
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                              MIST Lord Abbett Growth         MIST Lord Abbett          MIST Met/AIM Capital
                                               and Income Subaccount           Mid-Cap Value                Appreciation
                                                     (Class B)              Subaccount (Class B)        Subaccount (Class A)
                                           --------------------------    --------------------------    --------------------------
                                                2006          2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...            --             --             --             --             --             --
Accumulation units purchased and
  transferred from other funding options     6,546,452             --        135,749             --      1,006,914             --
Accumulation units redeemed and
  transferred to other funding options .      (571,350)            --            (16)            --       (153,340)            --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........     5,975,102             --        135,733             --        853,574             --
                                           ===========    ===========    ===========    ===========    ===========    ===========

6. Schedules of Accumulation Units
   for the years ended December 31, 2006 and 2005 -- (Continued)

                                             MIST Met/AIM Small Cap                                      MIST Neuberger Berman
                                                Growth Subaccount             MIST MFS(R) Value          Real Estate Subaccount
                                                   (Class A)                Subaccount (Class A)               (Class A)
                                           --------------------------    --------------------------    --------------------------
                                                2006          2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...            --             --             --             --             --             --
Accumulation units purchased and
  transferred from other funding options       120,690             --      2,978,157             --      8,948,839             --
Accumulation units redeemed and
  transferred to other funding options .       (27,435)            --       (227,941)            --     (1,057,502)            --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........        93,255             --      2,750,216             --      7,891,337             --
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                            MIST Oppenheimer Capital                                       MIST Pioneer Mid-Cap
                                             Appreciation Subaccount           MIST Pioneer Fund             Value Subaccount
                                                    (Class B)                Subaccount (Class A)                (Class A)
                                           --------------------------    --------------------------    --------------------------
                                                2006          2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...            --             --             --             --             --             --
Accumulation units purchased and
  transferred from other funding options     7,456,322             --        590,265             --         80,764             --
Accumulation units redeemed and
  transferred to other funding options .      (742,567)            --        (55,845)            --           (557)            --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........     6,713,755             --        534,420             --         80,207             --
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                              MIST Pioneer Strategic          MIST Third Avenue          MSF BlackRock Aggressive
                                                Income Subaccount         Small Cap Value Subaccount         Growth Subaccount
                                                    (Class A)                     (Class B)                     (Class D)
                                           --------------------------    --------------------------    --------------------------
                                                2006          2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...            --             --             --             --             --             --
Accumulation units purchased and
  transferred from other funding options     5,779,010             --      8,206,808             --      2,949,619             --
Accumulation units redeemed and
  transferred to other funding options .      (378,493)            --       (182,091)            --       (335,646)            --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........     5,400,517             --      8,024,717             --      2,613,973             --
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                                               MSF BlackRock
                                            MSF BlackRock Bond Income           Money Market                 MSF FI Large Cap
                                               Subaccount (Class A)          Subaccount (Class A)          Subaccount (Class A)
                                           --------------------------    --------------------------    --------------------------
                                                2006          2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...            --             --             --             --             --             --
Accumulation units purchased and
  transferred from other funding options     6,101,988             --     32,802,854             --      2,689,962             --
Accumulation units redeemed and
  transferred to other funding options .      (347,795)            --    (11,233,334)            --       (215,045)            --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........     5,754,193             --     21,569,520             --      2,474,917             --
                                           ===========    ===========    ===========    ===========    ===========    ===========

6. Schedules of Accumulation Units
   for the years ended December 31, 2006 and 2005 -- (Continued)

                                                                           MSF MetLife Aggressive       MSF MetLife Conservative
                                               MSF FI Value Leaders         Allocation Subaccount         Allocation Subaccount
                                               Subaccount (Class D)               (Class B)                    (Class B)
                                           --------------------------    --------------------------    --------------------------
                                                2006          2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...            --             --             --             --             --             --
Accumulation units purchased and
  transferred from other funding options     3,936,948             --      1,436,383             --        296,417             --
Accumulation units redeemed and
  transferred to other funding options .      (257,942)            --        (21,499)            --         (8,644)            --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........     3,679,006             --      1,414,884             --        287,773             --
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                           MSF MetLife Conservative to      MSF MetLife Moderate         MSF MetLife Moderate to
                                                Moderate Allocation         Allocation Subaccount         Aggressive Allocation
                                               Subaccount (Class B)               (Class B)                Subaccount (Class B)
                                           --------------------------    --------------------------    --------------------------
                                                2006          2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...            --             --             --             --             --             --
Accumulation units purchased and
  transferred from other funding options       256,426             --      3,849,231             --      4,408,796             --
Accumulation units redeemed and
  transferred to other funding options .        (2,151)            --     (1,228,590)            --        (42,151)            --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........       254,275             --      2,620,641             --      4,366,645             --
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                            MSF MFS(R) Total Return       MSF MFS(R) Total Return         MSF Oppenheimer Global
                                              Subaccount (Class B)          Subaccount (Class F)        Equity Subaccount (Class B)
                                           --------------------------    --------------------------    --------------------------
                                                2006          2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...            --             --             --             --             --             --
Accumulation units purchased and
  transferred from other funding options     4,088,493             --     18,594,474             --     29,448,221             --
Accumulation units redeemed and
  transferred to other funding options .      (374,018)            --     (1,118,896)            --     (2,842,075)            --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........     3,714,475             --     17,475,578             --     26,606,146             --
                                           ===========    ===========    ===========    ===========    ===========    ===========

                                                                                 MSF Western                   MSF Western
                                                 MSF T. Rowe Price            Asset Management              Asset Management
                                                 Large Cap Growth              High Yield Bond              U.S. Government
                                               Subaccount (Class B)         Subaccount (Class A)          Subaccount (Class A)
                                           --------------------------    --------------------------    --------------------------
                                                2006          2005           2006           2005           2006           2005
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units beginning of year ...            --             --             --             --             --             --
Accumulation units purchased and
  transferred from other funding options     1,755,520             --      2,904,765             --      2,310,603             --
Accumulation units redeemed and
  transferred to other funding options .       (73,237)            --       (221,304)            --       (301,971)            --
                                           -----------    -----------    -----------    -----------    -----------    -----------
Accumulation units end of year .........     1,682,283             --      2,683,461             --      2,008,632             --
                                           ===========    ===========    ===========    ===========    ===========    ===========

6. Schedules of Accumulation Units
   for the years ended December 31, 2006 and 2005 -- (Continued)

                                                                            Oppenheimer Capital            Oppenheimer Global
                                                                         Appreciation Subaccount/VA     Securities Subaccount/VA
                                             Money Market Subaccount         (Service Shares)              (Service Shares)
                                          ---------------------------   ---------------------------   ---------------------------
                                                2006          2005           2006           2005           2006           2005
                                          ------------   ------------   ------------   ------------   ------------   ------------
Accumulation units beginning of year ...    14,011,869     11,267,345      4,419,553      3,808,451      4,959,681      3,821,220
Accumulation units purchased and
  transferred from other funding options     5,699,309     25,284,681        369,444      1,776,972        337,970      1,598,756
Accumulation units redeemed and
  transferred to other funding options .   (19,711,178)   (22,540,157)    (4,788,997)    (1,165,870)    (5,297,651)      (460,295)
                                          ------------   ------------   ------------   ------------   ------------   ------------
Accumulation units end of year .........            --     14,011,869             --      4,419,553             --      4,959,681
                                          ============   ============   ============   ============   ============   ============

                                           Oppenheimer Main Street/VA     PIMCO VIT Real Return          PIMCO VIT Total Return
                                                   Subaccount                  Subaccount                      Subaccount
                                               (Service Shares)           (Administrative Class)          (Administrative Class)
                                          ---------------------------   ---------------------------   ---------------------------
                                                2006          2005           2006           2005           2006           2005
                                          ------------   ------------   ------------   ------------   ------------   ------------
Accumulation units beginning of year ...       587,541        332,881      5,653,885      3,028,707     12,104,866      7,234,303
Accumulation units purchased and
  transferred from other funding options       191,060        425,083        726,564      2,993,153      1,452,196      5,693,291
Accumulation units redeemed and
  transferred to other funding options .      (778,601)      (170,423)      (968,185)      (367,975)    (1,539,769)      (822,728)
                                          ------------   ------------   ------------   ------------   ------------   ------------
Accumulation units end of year .........            --        587,541      5,412,264      5,653,885     12,017,293     12,104,866
                                          ============   ============   ============   ============   ============   ============

                                           Pioneer America Income VCT    Pioneer AmPac Growth VCT         Pioneer Balanced VCT
                                              Subaccount (Class II)        Subaccount (Class II)          Subaccount (Class II)
                                          ---------------------------   ---------------------------   ---------------------------
                                                2006          2005           2006           2005           2006           2005
                                          ------------   ------------   ------------   ------------   ------------   ------------
Accumulation units beginning of year ...    10,145,104      7,468,290        850,842        637,459      5,048,372      5,433,640
Accumulation units purchased and
  transferred from other funding options     1,609,826      4,818,376        104,136        289,191      1,810,375      1,375,204
Accumulation units redeemed and
  transferred to other funding options .    (4,140,344)    (2,141,562)      (954,978)       (75,808)    (6,858,747)    (1,760,472)
                                          ------------   ------------   ------------   ------------   ------------   ------------
Accumulation units end of year .........     7,614,586     10,145,104             --        850,842             --      5,048,372
                                          ============   ============   ============   ============   ============   ============

                                            Pioneer Cullen Value VCT    Pioneer Emerging Markets VCT    Pioneer Equity Income VCT
                                              Subaccount (Class II)         Subaccount (Class II)         Subaccount (Class II)
                                          ---------------------------   ---------------------------   ---------------------------
                                                2006          2005           2006           2005           2006           2005
                                          ------------   ------------   ------------   ------------   ------------   ------------
Accumulation units beginning of year ...     1,889,029             --      3,243,791      2,013,657      9,223,774      7,598,295
Accumulation units purchased and
  transferred from other funding options     3,593,587      1,954,832      1,874,136      1,836,354      2,154,013      2,420,923
Accumulation units redeemed and
  transferred to other funding options .    (1,015,988)       (65,803)    (1,402,322)      (606,220)    (1,605,088)      (795,444)
                                          ------------   ------------   ------------   ------------   ------------   ------------
Accumulation units end of year .........     4,466,628      1,889,029      3,715,605      3,243,791      9,772,699      9,223,774
                                          ============   ============   ============   ============   ============   ============

6. Schedules of Accumulation Units
   for the years ended December 31, 2006 and 2005 -- (Continued)

                                          Pioneer Equity Opportunity         Pioneer Europe VCT             Pioneer Fund VCT
                                           VCT Subaccount (Class II)       Subaccount (Class II)         Subaccount (Class II)
                                          ---------------------------   ---------------------------   ---------------------------
                                                2006          2005           2006           2005           2006           2005
                                          ------------   ------------   ------------   ------------   ------------   ------------
Accumulation units beginning of year ...        34,053             --        308,117        229,200      9,980,085     11,739,645
Accumulation units purchased and
  transferred from other funding options       135,566         71,763        388,993        169,232      1,213,017      2,741,774
Accumulation units redeemed and
  transferred to other funding options .       (29,143)       (37,710)      (697,110)       (90,315)    (1,356,445)    (4,501,334)
                                          ------------   ------------   ------------   ------------   ------------   ------------
Accumulation units end of year .........       140,476         34,053             --        308,117      9,836,657      9,980,085
                                          ============   ============   ============   ============   ============   ============

                                           Pioneer Global High Yield     Pioneer Growth Shares VCT       Pioneer High Yield VCT
                                            VCT Subaccount (Class II)       Subaccount (Class II)         Subaccount (Class II)
                                          ---------------------------   ---------------------------   ---------------------------
                                                2006          2005           2006           2005           2006           2005
                                          ------------   ------------   ------------   ------------   ------------   ------------
Accumulation units beginning of year ...     1,171,503             --      3,362,900      4,349,491     19,658,624     28,870,125
Accumulation units purchased and
  transferred from other funding options     3,810,038      1,218,132        610,919        837,825      6,821,008     10,038,725
Accumulation units redeemed and
  transferred to other funding options .    (1,068,139)       (46,629)      (700,780)    (1,824,416)    (8,038,443)   (19,250,226)
                                          ------------   ------------   ------------   ------------   ------------   ------------
Accumulation units end of year .........     3,913,402      1,171,503      3,273,039      3,362,900     18,441,189     19,658,624
                                          ============   ============   ============   ============   ============   ============

                                                Pioneer Ibbotson              Pioneer Ibbotson             Pioneer Ibbotson
                                           Aggressive Allocation VCT       Growth Allocation VCT        Moderate Allocation VCT
                                             Subaccount (Class II)         Subaccount (Class II)         Subaccount (Class II)
                                          ---------------------------   ---------------------------   ---------------------------
                                                2006          2005           2006           2005           2006           2005
                                          ------------   ------------   ------------   ------------   ------------   ------------
Accumulation units beginning of year ...       890,030             --      5,531,107             --     12,753,736             --
Accumulation units purchased and
  transferred from other funding options     2,700,403        897,712     48,568,859      5,998,147     28,389,855     12,946,559
Accumulation units redeemed and
  transferred to other funding options .       (35,689)        (7,682)    (1,199,586)      (467,040)    (2,468,849)      (192,823)
                                          ------------   ------------   ------------   ------------   ------------   ------------
Accumulation units end of year .........     3,554,744        890,030     52,900,380      5,531,107     38,674,742     12,753,736
                                          ============   ============   ============   ============   ============   ============

                                                                                                           Pioneer Oak Ridge
                                          Pioneer International Value    Pioneer Mid Cap Value VCT       Large Cap Growth VCT
                                           VCT Subaccount (Class II)       Subaccount (Class II)         Subaccount (Class II)
                                          ---------------------------   ---------------------------   ---------------------------
                                                2006          2005           2006           2005           2006           2005
                                          ------------   ------------   ------------   ------------   ------------   ------------
Accumulation units beginning of year ...     1,485,607      1,594,684      7,261,376      5,831,418      3,119,435      1,678,372
Accumulation units purchased and
  transferred from other funding options     2,005,929        643,005      1,154,324      2,631,167      2,289,598      1,823,538
Accumulation units redeemed and
  transferred to other funding options .      (243,690)      (752,082)    (1,378,312)    (1,201,209)    (1,027,737)      (382,475)
                                          ------------   ------------   ------------   ------------   ------------   ------------
Accumulation units end of year .........     3,247,846      1,485,607      7,037,388      7,261,376      4,381,296      3,119,435
                                          ============   ============   ============   ============   ============   ============

6. Schedules of Accumulation Units
   for the years ended December 31, 2006 and 2005 -- (Continued)

                                                                            Pioneer Small and
                                           Pioneer Real Estate Shares       Mid Cap Growth VCT          Pioneer Small Cap Value
                                            VCT Subaccount (Class II)      Subaccount (Class II)        VCT Subaccount (Class II)
                                          ---------------------------   ---------------------------   ---------------------------
                                                2006          2005           2006           2005           2006           2005
                                          ------------   ------------   ------------   ------------   ------------   ------------
Accumulation units beginning of year ...     4,560,219      3,951,710      1,306,092        880,610      4,264,841      3,723,144
Accumulation units purchased and
  transferred from other funding options     1,217,828      1,540,307        458,327        732,385      1,498,696      1,185,168
Accumulation units redeemed and
  transferred to other funding options .      (918,164)      (931,798)      (519,200)      (306,903)    (1,055,118)      (643,471)
                                          ------------   ------------   ------------   ------------   ------------   ------------
Accumulation units end of year .........     4,859,883      4,560,219      1,245,219      1,306,092      4,708,419      4,264,841
                                          ============   ============   ============   ============   ============   ============

                                             Pioneer Small Company        Pioneer Strategic Income          Pioneer Value VCT
                                           VCT Subaccount (Class II)      VCT Subaccount (Class II)       Subaccount (Class II)
                                          ---------------------------   ---------------------------   ---------------------------
                                                2006          2005           2006           2005           2006           2005
                                          ------------   ------------   ------------   ------------   ------------   ------------
Accumulation units beginning of year ...     1,045,354        871,108     12,650,989      9,365,283      5,041,758      3,659,145
Accumulation units purchased and
  transferred from other funding options        48,718        328,497      4,094,002      4,523,068        453,586      1,830,170
Accumulation units redeemed and
  transferred to other funding options .    (1,094,072)      (154,251)    (2,939,865)    (1,237,362)      (627,539)      (447,557)
                                          ------------   ------------   ------------   ------------   ------------   ------------
Accumulation units end of year .........            --      1,045,354     13,805,126     12,650,989      4,867,805      5,041,758
                                          ============   ============   ============   ============   ============   ============

                                            Putnam VT International      Putnam VT Small Cap Value        Travelers AIM Capital
                                          Equity Subaccount (Class IB)      Subaccount (Class IB)        Appreciation Subaccount
                                          ---------------------------   ---------------------------   ---------------------------
                                                2006          2005           2006           2005           2006           2005
                                          ------------   ------------   ------------   ------------   ------------   ------------
Accumulation units beginning of year ...       164,197        180,964      3,995,394      2,173,399      1,005,249        948,771
Accumulation units purchased and
  transferred from other funding options        21,359          7,357        852,558      2,169,894         27,879        316,445
Accumulation units redeemed and
  transferred to other funding options .       (12,806)       (24,124)      (556,711)      (347,899)    (1,033,128)      (259,967)
                                          ------------   ------------   ------------   ------------   ------------   ------------
Accumulation units end of year .........       172,750        164,197      4,291,241      3,995,394             --      1,005,249
                                          ============   ============   ============   ============   ============   ============

                                             Travelers Convertible         Travelers Disciplined        Travelers Equity Income
                                             Securities Subaccount       Mid Cap Stock Subaccount             Subaccount
                                          ---------------------------   ---------------------------   ---------------------------
                                                2006          2005           2006           2005           2006           2005
                                          ------------   ------------   ------------   ------------   ------------   ------------
Accumulation units beginning of year ...     2,663,261      2,165,763      1,879,559      1,686,420      3,720,288      2,580,993
Accumulation units purchased and
  transferred from other funding options        84,677        903,564         25,676        388,576        189,580      1,381,284
Accumulation units redeemed and
  transferred to other funding options .    (2,747,938)      (406,066)    (1,905,235)      (195,437)    (3,909,868)      (241,989)
                                          ------------   ------------   ------------   ------------   ------------   ------------
Accumulation units end of year .........            --      2,663,261             --      1,879,559             --      3,720,288
                                          ============   ============   ============   ============   ============   ============

6. Schedules of Accumulation Units
   for the years ended December 31, 2006 and 2005 -- (Continued)

                                                  Travelers
                                                Federated High             Travelers Federated             Travelers Large Cap
                                               Yield Subaccount              Stock Subaccount                   Subaccount
                                          ---------------------------   ---------------------------   ---------------------------
                                                2006          2005           2006           2005           2006           2005
                                          ------------   ------------   ------------   ------------   ------------   ------------
Accumulation units beginning of year ...     2,460,595      1,557,653        371,371        329,200      1,619,865      1,214,719
Accumulation units purchased and
  transferred from other funding options       231,604      1,202,558          1,755         64,166        151,517        569,505
Accumulation units redeemed and
  transferred to other funding options .    (2,692,199)      (299,616)      (373,126)       (21,995)    (1,771,382)      (164,359)
                                          ------------   ------------   ------------   ------------   ------------   ------------
Accumulation units end of year .........            --      2,460,595             --        371,371             --      1,619,865
                                          ============   ============   ============   ============   ============   ============

                                               Travelers Managed            Travelers Managed              Travelers Managed
                                               Allocation Series:           Allocation Series:             Allocation Series:
                                             Aggressive Subaccount       Conservative Subaccount          Moderate Subaccount
                                          ---------------------------   ---------------------------   ---------------------------
                                                2006          2005           2006           2005           2006           2005
                                          ------------   ------------   ------------   ------------   ------------   ------------
Accumulation units beginning of year ...       799,034             --        789,837             --      2,643,260             --
Accumulation units purchased and
  transferred from other funding options       270,900        809,390          1,844        789,884        453,214      2,646,777
Accumulation units redeemed and
  transferred to other funding options .    (1,069,934)       (10,356)      (791,681)           (47)    (3,096,474)        (3,517)
                                          ------------   ------------   ------------   ------------   ------------   ------------
Accumulation units end of year .........            --        799,034             --        789,837             --      2,643,260
                                          ============   ============   ============   ============   ============   ============

                                          Travelers Managed Allocation    Travelers Managed Allocation      Travelers Mercury
                                           Series: Moderate-Aggressive   Series: Moderate-Conservative        Large Cap Core
                                                   Subaccount                      Subaccount                   Subaccount
                                          ---------------------------   ---------------------------   ---------------------------
                                                2006          2005           2006           2005           2006           2005
                                          ------------   ------------   ------------   ------------   ------------   ------------
Accumulation units beginning of year ...     4,253,357             --         75,756             --      2,976,814      1,015,987
Accumulation units purchased and
  transferred from other funding options        44,566      4,269,574        147,637         75,757        244,800      2,092,833
Accumulation units redeemed and
  transferred to other funding options .    (4,297,923)       (16,217)      (223,393)            (1)    (3,221,614)      (132,006)
                                          ------------   ------------   ------------   ------------   ------------   ------------
Accumulation units end of year .........            --      4,253,357             --         75,756             --      2,976,814
                                          ============   ============   ============   ============   ============   ============

                                            Travelers MFS(R) Mid Cap     Travelers MFS(R) Total          Travelers MFS(R) Value
                                                Growth Subaccount           Return Subaccount                   Subaccount
                                          ---------------------------   ---------------------------   ---------------------------
                                                2006          2005           2006           2005           2006           2005
                                          ------------   ------------   ------------   ------------   ------------   ------------
Accumulation units beginning of year ...     2,704,482      1,525,875     16,637,124      9,355,000      2,483,981        893,089
Accumulation units purchased and
  transferred from other funding options        78,373      1,469,326        969,363      8,250,272        256,621      1,693,851
Accumulation units redeemed and
  transferred to other funding options .    (2,782,855)      (290,719)   (17,606,487)      (968,148)    (2,740,602)      (102,959)
                                          ------------   ------------   ------------   ------------   ------------   ------------
Accumulation units end of year .........            --      2,704,482             --     16,637,124             --      2,483,981
                                          ============   ============   ============   ============   ============   ============

6. Schedules of Accumulation Units
   for the years ended December 31, 2006 and 2005 -- (Continued)

                                                Travelers Mondrian
                                                   International           Travelers Pioneer Fund       Travelers Pioneer Mid Cap
                                                 Stock Subaccount                Subaccount                 Value Subaccount
                                          ---------------------------   ---------------------------   ---------------------------
                                                2006          2005           2006           2005           2006           2005
                                          ------------   ------------   ------------   ------------   ------------   ------------
Accumulation units beginning of year ...     1,399,105        667,898        538,772        217,630         15,608             --
Accumulation units purchased and
  transferred from other funding options        99,993        859,915         16,041        356,199         35,952         15,608
Accumulation units redeemed and
  transferred to other funding options .    (1,499,098)      (128,708)      (554,813)       (35,057)       (51,560)            --
                                          ------------   ------------   ------------   ------------   ------------   ------------
Accumulation units end of year .........            --      1,399,105             --        538,772             --         15,608
                                          ============   ============   ============   ============   ============   ============

                                           Travelers Pioneer Strategic     Travelers Quality Bond      Travelers Strategic Equity
                                               Income Subaccount                 Subaccount                    Subaccount
                                          ---------------------------   ---------------------------   ---------------------------
                                                2006          2005           2006           2005           2006           2005
                                          ------------   ------------   ------------   ------------   ------------   ------------
Accumulation units beginning of year ...     4,639,019        445,852      5,730,094      4,343,103        795,764        759,416
Accumulation units purchased and
  transferred from other funding options       668,573      5,257,489        230,334      1,944,129         23,282        147,253
Accumulation units redeemed and
  transferred to other funding options .    (5,307,592)    (1,064,322)    (5,960,428)      (557,138)      (819,046)      (110,905)
                                          ------------   ------------   ------------   ------------   ------------   ------------
Accumulation units end of year .........            --      4,639,019             --      5,730,094             --        795,764
                                          ============   ============   ============   ============   ============   ============

                                                  Travelers Style             Travelers Style
                                              Focus Series: Small Cap     Focus Series: Small Cap       Travelers U.S. Government
                                                 Growth Subaccount            Value Subaccount             Securities Subaccount
                                          ---------------------------   ---------------------------   ---------------------------
                                                2006          2005           2006           2005           2006           2005
                                          ------------   ------------   ------------   ------------   ------------   ------------
Accumulation units beginning of year ...        75,249             --         12,217             --      2,138,494        487,660
Accumulation units purchased and
  transferred from other funding options        16,182         75,831         54,243         12,244        182,474      1,760,189
Accumulation units redeemed and
  transferred to other funding options .       (91,431)          (582)       (66,460)           (27)    (2,320,968)      (109,355)
                                          ------------   ------------   ------------   ------------   ------------   ------------
Accumulation units end of year .........            --         75,249             --         12,217             --      2,138,494
                                          ============   ============   ============   ============   ============   ============

                                             Van Kampen LIT Comstock     Van Kampen LIT Enterprise         VIP Contrafund(R)
                                              Subaccount (Class II)        Subaccount (Class II)      Subaccount (Service Class 2)
                                          ---------------------------   ---------------------------   ---------------------------
                                                2006          2005           2006           2005           2006           2005
                                          ------------   ------------   ------------   ------------   ------------   ------------
Accumulation units beginning of year ...     4,753,266      2,033,640         82,717        101,677      6,668,831      3,673,016
Accumulation units purchased and
  transferred from other funding options       369,490      2,971,485          1,404          7,161      1,503,255      3,729,374
Accumulation units redeemed and
  transferred to other funding options .      (358,504)      (251,859)       (13,988)       (26,121)      (926,710)      (733,559)
                                          ------------   ------------   ------------   ------------   ------------   ------------
Accumulation units end of year .........     4,764,252      4,753,266         70,133         82,717      7,245,376      6,668,831
                                          ============   ============   ============   ============   ============   ============

6. SCHEDULES OF ACCUMULATION UNITS
   FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005 -- (CONCLUDED)

                                                 VIP DYNAMIC CAPITAL
                                                APPRECIATION SUBACCOUNT     VIP MID CAP SUBACCOUNT
                                                   (SERVICE CLASS 2)           (SERVICE CLASS 2)
                                               ------------------------    ------------------------
                                                  2006          2005          2006          2005
                                               ----------    ----------    ----------    ----------
Accumulation units beginning of year .......      378,485       343,197     7,582,507     3,822,377
Accumulation units purchased and
  transferred from other funding options ...       49,838       122,275     1,223,647     4,327,400
Accumulation units redeemed and
  transferred to other funding options .....      (55,023)      (86,987)     (805,390)     (567,270)
                                               ----------    ----------    ----------    ----------
Accumulation units end of year .............      373,300       378,485     8,000,764     7,582,507
                                               ==========    ==========    ==========    ==========

                  NOTES TO FINANCIAL STATEMENTS -- (Concluded)


7. SUBSEQUENT EVENT

On December 7, 2007, the Company merged with and into MetLife Insurance Company of Connecticut ("MICC"). Upon consummation of the merger, the Company's separate corporate existence ceased by operation of law, and MICC assumed legal ownership of all the assets of the Company, including the Separate Account and its assets. As a result of the merger, MICC also has become responsible for all of the Company's liabilities and obligations, including those created under Contracts initially issued by the Company and outstanding on the date of the merger. Such Contracts have thereby become variable annuity contracts funded by the Separate Account of MICC, and each owner thereof has become a contractholder of MICC.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of MetLife Insurance Company of Connecticut:

     We have audited the accompanying consolidated balance sheets of MetLife Insurance Company of Connecticut ("MetLife Connecticut") (formerly known as "The Travelers Insurance Company") and its subsidiaries (collectively the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedules listed in the Index to Consolidated Financial Statements and Schedules. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedules based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of MetLife Insurance Company of Connecticut and its subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

     As described in Notes 1 and 3 to the consolidated financials statements, on October 11, 2006, MetLife Connecticut entered into a Transfer Agreement with MetLife Investors Group, Inc. ("MLIG"), both subsidiaries of MetLife, Inc. ("MetLife"), pursuant to which MetLife Connecticut acquired all of the stock of MetLife Investors USA Insurance Company ("MLI-USA") from MLIG. As the transaction was between entities under common control, the transaction was recorded and accounted for in a manner similar to a pooling-of-interests from July 1, 2005 (the "Acquisition Date"); further, as MLI-USA has been controlled by MetLife for longer than MetLife Connecticut, all amounts reported for periods prior to the Acquisition Date are those of MLI-USA.


/S/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
New York, New York
March 30, 2007

(October 30, 2007 as to Note 20)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2006 AND 2005

                 (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)


                                                                   2006       2005
                                                                 --------   --------
ASSETS
Investments:
  Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $48,406 and $53,231,
     respectively).............................................  $ 47,846   $ 52,589
  Trading securities, at fair value (cost: $0 and $457,
     respectively).............................................        --        452
  Equity securities available-for-sale, at estimated fair value
     (cost: $777 and $424, respectively).......................       795        421
  Mortgage and consumer loans..................................     3,595      2,543
  Policy loans.................................................       918        916
  Real estate and real estate joint ventures held-for-
     investment................................................       173         91
  Real estate held-for-sale....................................         7          5
  Other limited partnership interests..........................     1,082      1,252
  Short-term investments.......................................       777      1,769
  Other invested assets........................................     1,241      1,057
                                                                 --------   --------
     Total investments.........................................    56,434     61,095
Cash and cash equivalents......................................       649        571
Accrued investment income......................................       597        602
Premiums and other receivables.................................     8,410      7,008
Deferred policy acquisition costs and value of business
  acquired.....................................................     5,111      4,914
Current income tax recoverable.................................        94         48
Deferred income tax assets.....................................     1,007      1,120
Goodwill.......................................................       953        924
Other assets...................................................       765        442
Separate account assets........................................    50,067     44,524
                                                                 --------   --------
     Total assets..............................................  $124,087   $121,248
                                                                 ========   ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Future policy benefits.......................................  $ 19,654   $ 18,344
  Policyholder account balances................................    35,099     37,840
  Other policyholder funds.....................................     1,513      1,293
  Long-term debt -- affiliated.................................       435        435
  Payables for collateral under securities loaned and other
     transactions..............................................     9,155      9,737
  Other liabilities............................................       749      1,642
  Separate account liabilities.................................    50,067     44,524
                                                                 --------   --------
     Total liabilities.........................................   116,672    113,815
                                                                 --------   --------
CONTINGENCIES, COMMITMENTS AND GUARANTEES (NOTE 12)
Stockholders' Equity:
  Common stock, par value $2.50 per share; 40,000,000 shares authorized; 34,595,317 shares issued and outstanding at
     December 31, 2006 and 2005................................        86         86
  Additional paid-in capital...................................     7,123      7,180
  Retained earnings............................................       520        581
  Accumulated other comprehensive income (loss)................      (314)      (414)
                                                                 --------   --------
     Total stockholders' equity................................     7,415      7,433
                                                                 --------   --------
     Total liabilities and stockholders' equity................  $124,087   $121,248
                                                                 ========   ========




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                                  (IN MILLIONS)


                                                              2006     2005    2004
                                                             ------   ------   ----
REVENUES
Premiums...................................................  $  308   $  281   $  9
Universal life and investment-type product policy fees.....   1,268      862    159
Net investment income......................................   2,839    1,438    207
Other revenues.............................................     212      132     26
Net investment gains (losses)..............................    (521)    (198)    (9)
                                                             ------   ------   ----
  Total revenues...........................................   4,106    2,515    392
                                                             ------   ------   ----
EXPENSES
Policyholder benefits and claims...........................     792      570     18
Interest credited to policyholder account balances.........   1,316      720    153
Other expenses.............................................   1,173      678    179
                                                             ------   ------   ----
  Total expenses...........................................   3,281    1,968    350
                                                             ------   ------   ----
Income before provision for income tax.....................     825      547     42
Provision for income tax...................................     228      156     17
                                                             ------   ------   ----
Income before cumulative effect of a change in accounting,
  net of income tax........................................     597      391     25
Cumulative effect of a change in accounting, net of income
  tax......................................................      --       --      2
                                                             ------   ------   ----
Net income.................................................  $  597   $  391   $ 27
                                                             ======   ======   ====




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                                  (IN MILLIONS)


                                                                               ACCUMULATED OTHER
                                                                          COMPREHENSIVE INCOME (LOSS)
                                                                          ---------------------------
                                                                                NET         FOREIGN
                                                    ADDITIONAL              UNREALIZED      CURRENCY
                                            COMMON    PAID-IN   RETAINED    INVESTMENT    TRANSLATION
                                             STOCK    CAPITAL   EARNINGS  GAINS (LOSSES)   ADJUSTMENT   TOTAL
                                            ------  ----------  --------  --------------  -----------  ------
BALANCE AT JANUARY 1, 2004 (NOTE 3).......    $11     $  171      $ 163        $  32          $--      $  377
Capital contribution from MetLife
  Investors Group, Inc. ..................               300                                              300
Comprehensive income (loss):
  Net income..............................                           27                                    27
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments,  net of
       income tax.........................                                        (2)                      (2)
                                                                                                       ------
     Other comprehensive income (loss)....                                                                 (2)
                                                                                                       ------
  Comprehensive income (loss).............                                                                 25
                                              ---     ------      -----        -----          ---      ------
BALANCE AT DECEMBER 31, 2004..............     11        471        190           30           --         702
MetLife Insurance Company of Connecticut's
  common stock purchased by MetLife, Inc.
  (Notes 2 and 3).........................     75      6,709                                            6,784
Comprehensive income (loss):
  Net income..............................                          391                                   391
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments,  net of
       income tax.........................                                        (1)                      (1)
     Unrealized investment gains (losses),
       net of related offsets and income
       tax................................                                      (445)                    (445)
     Foreign currency translation
       adjustments........................                                                      2           2
                                                                                                       ------
     Other comprehensive income (loss)....                                                               (444)
                                                                                                       ------
  Comprehensive income (loss).............                                                                (53)
                                              ---     ------      -----        -----          ---      ------
BALANCE AT DECEMBER 31, 2005..............     86      7,180        581         (416)           2       7,433
Revisions of purchase price pushed down to
  MetLife Insurance Company of
  Connecticut's net assets acquired (Note
  2)......................................                40                                               40
Dividend paid to MetLife, Inc. ...........              (259)      (658)                                 (917)
Capital contribution of intangible assets
  from MetLife,  Inc., net of income tax
  (Notes 8 and 14)........................               162                                              162
Comprehensive income (loss):
  Net income..............................                          597                                   597
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments,  net of
       income tax.........................                                        (5)                      (5)
     Unrealized investment gains (losses),
       net of related offsets and income
       tax................................                                       107                      107
     Foreign currency translation
       adjustments, net of  income tax....                                                     (2)         (2)
                                                                                                       ------
     Other comprehensive income (loss)....                                                                100
                                                                                                       ------
  Comprehensive income (loss).............                                                                697
                                              ---     ------      -----        -----          ---      ------
BALANCE AT DECEMBER 31, 2006..............    $86     $7,123      $ 520        $(314)         $--      $7,415
                                              ===     ======      =====        =====          ===      ======




          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                                  (IN MILLIONS)


                                                                   2006       2005       2004
                                                                 --------   --------   -------
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income....................................................   $    597   $    391   $    27
Adjustments to reconcile net income to net cash provided by
  operating activities:
     Depreciation and amortization expenses...................          6          4        --
     Amortization of premiums and accretion of discounts
       associated with investments, net.......................         74        112        21
     (Gains) losses from sales of investments and businesses,
       net....................................................        521        198         9
     Equity earnings of real estate joint ventures and other
       limited partnership interests..........................        (83)       (19)       --
     Interest credited to policyholder account balances.......      1,316        720       153
     Universal life and investment-type product policy fees...     (1,268)      (862)     (159)
     Change in accrued investment income......................          2        (68)       --
     Change in premiums and other receivables.................       (509)      (415)   (1,108)
     Change in deferred policy acquisition costs, net.........       (234)      (211)     (165)
     Change in insurance-related liabilities..................        234        812        17
     Change in trading securities.............................        (43)       103        --
     Change in income tax payable.............................        156        298        --
     Change in income tax recoverable.........................         --         --       (29)
     Change in other assets...................................        586        574       140
     Change in other liabilities..............................       (351)      (876)     (106)
     Other, net...............................................         --          2        --
                                                                 --------   --------   -------
Net cash provided by (used in) operating activities...........      1,004        763    (1,200)
                                                                 --------   --------   -------
CASH FLOWS FROM INVESTING ACTIVITIES
  Sales, maturities and repayments of:
     Fixed maturity securities................................     27,706     24,008     1,521
     Equity securities........................................        218        221         2
     Mortgage and consumer loans..............................      1,034        748        72
     Real estate and real estate joint ventures...............        126         65        --
     Other limited partnership interests......................        762        173        --
  Purchases of:
     Fixed maturity securities................................    (23,840)   (32,850)   (1,482)
     Equity securities........................................       (109)        --        --
     Mortgage and consumer loans..............................     (2,092)      (500)      (42)
     Real estate and real estate joint ventures...............        (56)       (13)       --
     Other limited partnership interests......................       (343)      (330)       --
  Net change in policy loans..................................         (2)         3        --
  Net change in short-term investments........................        991        599         7
  Net change in other invested assets.........................       (316)       233         1
  Other, net..................................................          1          3        --
                                                                 --------   --------   -------
Net cash provided by (used in) investing activities...........      4,080     (7,640)       79
                                                                 --------   --------   -------
CASH FLOWS FROM FINANCING ACTIVITIES
  Policyholder account balances:
     Deposits.................................................      8,185     11,230     4,541
     Withdrawals..............................................    (11,637)   (12,369)   (3,898)
  Net change in payables for collateral under securities
     loaned and other transactions............................       (582)     7,675       122
  Long-term debt issued.......................................         --        400        --
  Dividends on common stock...................................       (917)        --        --
  Capital contribution from MetLife Investors Group, Inc. ....         --         --       300
  Contribution of MetLife Insurance Company of Connecticut
     from MetLife, Inc., net of cash received  of $0, $443 and
     $0, respectively.........................................         --        443        --
  Other, net..................................................        (55)       (75)       --
                                                                 --------   --------   -------
Net cash (used in) provided by financing activities...........     (5,006)     7,304     1,065
                                                                 --------   --------   -------
Change in cash and cash equivalents...........................         78        427       (56)
Cash and cash equivalents, beginning of year..................        571        144       200
                                                                 --------   --------   -------
CASH AND CASH EQUIVALENTS, END OF YEAR........................   $    649   $    571   $   144
                                                                 ========   ========   =======

Supplemental disclosures of cash flow information:
  Net cash paid during the year for:
     Interest.................................................   $     31   $     18   $     2
                                                                 ========   ========   =======
     Income tax...............................................   $     81   $     87   $    (2)
                                                                 ========   ========   =======
  Non-cash transactions during the year:
     Net assets of MetLife Insurance Company of Connecticut
       acquired by MetLife, Inc. and contributed to MLI-USA
       net of cash received of $443 million...................   $     --   $  6,341   $    --
                                                                 ========   ========   =======
     Contribution of other intangible assets, net of deferred
       income tax.............................................   $    162   $     --   $    --
                                                                 ========   ========   =======
     Contribution of goodwill from MetLife, Inc. .............   $     29   $     --   $    --
                                                                 ========   ========   =======




--------
See Note 2 for further discussion of the net assets of MetLife Insurance Company of Connecticut acquired by MetLife, Inc. and contributed to MLI-USA.
See Note 19 for non-cash reinsurance transactions.

          See accompanying notes to consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES

  BUSINESS

     "MICC" or the "Company" refers to MetLife Insurance Company of Connecticut (formerly, The Travelers Insurance Company), a Connecticut corporation incorporated in 1863 ("MetLife Connecticut"), and its subsidiaries, including MetLife Life and Annuity Company of Connecticut ("MLAC", formerly The Travelers Life and Annuity Company) and MetLife Investors USA Insurance Company ("MLI-USA"). The Company is a subsidiary of MetLife, Inc. ("MetLife"). The Company offers individual annuities, individual life insurance, and institutional protection and asset accumulation products.

     On July 1, 2005 (the "Acquisition Date"), MetLife Connecticut became a wholly-owned subsidiary of MetLife. MetLife Connecticut, together with substantially all of Citigroup Inc.'s ("Citigroup") international insurance businesses, excluding Primerica Life Insurance Company and its subsidiaries ("Primerica") (collectively, "Travelers"), were acquired by MetLife from Citigroup (the "Acquisition") for $12.1 billion. See Note 2 for further information on the Acquisition.

     On October 11, 2006, MetLife transferred MLI-USA to MetLife Connecticut. See Note 3.

     On February 14, 2006, a Certificate of Amendment was filed with the State of Connecticut Office of the Secretary of the State changing the name of The Travelers Insurance Company to MetLife Insurance Company of Connecticut, effective May 1, 2006.

     Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

  BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of
(i) MLI-USA and effective July 1, 2005, MetLife Connecticut and its subsidiaries (See Notes 2 and 3); (ii) partnerships and joint ventures in which the Company has control; and (iii) variable interest entities ("VIEs") for which the Company is deemed to be the primary beneficiary. Intercompany accounts and transactions have been eliminated.

     The Company uses the equity method of accounting for investments in equity securities in which it has more than a 20% interest and for real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than a minor influence over the joint ventures and partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint ventures and partnership's operations.

     Minority interest related to consolidated entities included in other liabilities was $43 million and $180 million at December 31, 2006 and 2005, respectively. At December 31, 2005, the Company was the majority owner of Tribeca Citigroup Investments Ltd. ("Tribeca") and consolidated the fund within its consolidated financial statements. During the second quarter of 2006, the Company's ownership interests in Tribeca declined to a position whereby Tribeca is no longer consolidated. See Note 4 for further information.

     Certain amounts in the prior year periods' consolidated financial statements have been reclassified to conform with the 2006 presentation.

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


assumptions that affect amounts reported in the consolidated financial statements. The most critical estimates include those used in determining:

(i) the fair value of investments in the absence of quoted market values;
(ii)     investment impairments;
(iii)    the recognition of income on certain investments;
(iv) the application of the consolidation rules to certain investments;
(v)      the fair value of and accounting for derivatives;
(vi) the capitalization and amortization of deferred policy acquisition costs ("DAC") and the establishment and amortization of value of business acquired ("VOBA");
(vii)    the measurement of goodwill and related impairment, if any;
(viii)   the liability for future policyholder benefits;
(ix) accounting for income taxes and the valuation of deferred income tax assets;
(x)      accounting for reinsurance transactions; and
(xi)     the liability for litigation and regulatory matters.


     A description of such critical estimates is incorporated within the discussion of the related accounting policies which follow. The application of purchase accounting requires the use of estimation techniques in determining the fair value of the assets acquired and liabilities assumed -- the most significant of which relate to the aforementioned critical estimates. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's businesses and operations. Actual results could differ from these estimates.

  Investments

     The Company's principal investments are in fixed maturity and equity securities, mortgage and consumer loans, policy loans, real estate, real estate joint ventures and other limited partnerships, short-term investments and other invested assets. The accounting policies related to each are as follows:

          Fixed Maturity and Equity Securities. The Company's fixed maturity and equity securities are classified as available-for-sale, except for trading securities, and are reported at their estimated fair value. Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income or loss, net of policyholder related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales of securities are determined on a specific identification basis.

          Interest income on fixed maturity securities is recorded when earned using an effective yield method giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. These dividends and interest income are recorded as part of net investment income.

          Included within fixed maturity securities are loan-backed securities including mortgage-backed and asset-backed securities. Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed and asset-backed securities are obtained from broker-dealer survey values or internal estimates. For credit-sensitive mortgage-backed and asset-backed securities and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     For all other mortgage-backed and asset-backed securities, the effective yield is recalculated on a retrospective basis.

          The cost of fixed maturity and equity securities is adjusted for impairments in value deemed to be other-than-temporary in the period in which the determination is made. These impairments are included within net investment gains (losses) and the cost basis of the fixed maturity and equity securities is reduced accordingly. The Company does not change the revised cost basis for subsequent recoveries in value.

          The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in fair value. The Company's review of its fixed maturity and equity securities for impairments includes an analysis of the total gross unrealized losses by three categories of securities: (i) securities where the estimated fair value had declined and remained below cost or amortized cost by less than 20%; (ii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for less than six months; and (iii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for six months or greater.

          Additionally, management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used by the Company in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the market value has been below cost or amortized cost; (ii) the potential for impairments of securities when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; (vi) the Company's ability and intent to hold the security for a period of time sufficient to allow for the recovery of its value to an amount equal to or greater than cost or amortized cost (See also Note 4);
     (vii) unfavorable changes in forecasted cash flows on asset-backed securities; and (viii) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

          Trading Securities. The Company's trading securities portfolio, principally consisting of fixed maturity and equity securities, supports investment strategies that involve the active and frequent purchase and sale of securities and the execution of short sale agreements and supports asset and liability matching strategies for certain insurance products. Trading securities and short sale agreement liabilities are recorded at fair value with subsequent changes in fair value recognized in net investment income. Related dividends and investment income are also included in net investment income. Beginning in the second quarter of 2006, the Company no longer holds a trading securities portfolio. (See also Note
     4)

          Securities Lending. Securities loaned transactions are treated as financing arrangements and are recorded at the amount of cash received. The Company obtains collateral in an amount equal to 102% of the fair value of the securities loaned. The Company monitors the market value of the securities loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company's securities loaned transactions are with large brokerage firms. Income and expenses associated with securities loaned transactions are reported as investment income and investment expense, respectively, within net investment income.

          Mortgage and Consumer Loans. Mortgage and consumer loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, net of valuation allowances. Interest income is accrued on the principal amount of the loan based on the loan's contractual interest rate. Amortization of premiums and discounts is recorded using the effective yield method. Interest income,

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     amortization of premiums and discounts, and prepayment fees are reported in net investment income. Loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Valuation allowances are established for the excess carrying value of the loan over the present value of expected future cash flows discounted at the loan's original effective interest rate, the value of the loan's collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or the loan's market value if the loan is being sold. The Company also establishes allowances for loan losses when a loss contingency exists for pools of loans with similar characteristics, such as mortgage loans based on similar property types or loan to value risk factors. A loss contingency exists when the likelihood that a future event will occur is probable based on past events. Interest income earned on impaired loans is accrued on the principal amount of the loan based on the loan's contractual interest rate. However, interest ceases to be accrued for loans on which interest is generally more than 60 days past due and/or where the collection of interest is not considered probable. Cash receipts on such impaired loans are recorded as a reduction of the recorded investment. Gains and losses from the sale of loans and changes in valuation allowances are reported in net investment gains (losses).

          Policy Loans. Policy loans are stated at unpaid principal balances. Interest income on such loans is recorded as earned using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date.

          Real Estate. Real estate held-for-investment, including related improvements, is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset (typically 20 to 55 years). Rental income is recognized on a straight-line basis over the term of the respective leases. The Company classifies a property as held-for-sale if it commits to a plan to sell a property within one year and actively markets the property in its current condition for a price that is reasonable in comparison to its fair value. The Company classifies the results of operations and the gain or loss on sale of a property that either has been disposed of or classified as held-for-sale as discontinued operations, if the ongoing operations of the property will be eliminated from the ongoing operations of the Company and if the Company will not have any significant continuing involvement in the operations of the property after the sale. Real estate held-for-sale is stated at the lower of depreciated cost or fair value less expected disposition costs. Real estate is not depreciated while it is classified as held-for-sale. The Company periodically reviews its properties held-for-investment for impairment and tests properties for recoverability whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable and the carrying value of the property exceeds its fair value. Properties whose carrying values are greater than their undiscounted cash flows are written down to their fair value, with the impairment loss included in net investment gains (losses). Impairment losses are based upon the estimated fair value of real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Real estate acquired upon foreclosure of commercial and agricultural mortgage loans is recorded at the lower of estimated fair value or the carrying value of the mortgage loan at the date of foreclosure.

          Real Estate Joint Ventures and Other Limited Partnership
     Interests. The Company uses the equity method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than a minor influence over the joint ventures and partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint ventures and the partnership's operations. In addition to the investees performing regular evaluations for the impairment of underlying investments, the Company routinely evaluates its investments in real estate joint ventures and limited partnerships for impairments. For its cost method investments, it follows an impairment analysis which

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


     is similar to the process followed for its fixed maturity and equity securities as described previously. For equity method investees, the Company considers financial and other information provided by the investee, other known information and inherent risks in the underlying investments, as well as future capital commitments, in determining whether an impairment has occurred. When an other-than-temporary impairment is deemed to have occurred, the Company records a realized capital loss within net investment gains (losses) to record the investment at its fair value.

          Short-term Investments. Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of acquisition and are stated at amortized cost, which approximates fair value.

          Other Invested Assets. Other invested assets consist primarily of stand-alone derivatives with positive fair values.

          Estimates and Uncertainties. The Company's investments are exposed to three primary sources of risk: credit, interest rate and market valuation. The financial statement risks, stemming from such investment risks, are those associated with the recognition of impairments, the recognition of income on certain investments and the determination of fair values.

          The determination of the amount of allowances and impairments, as applicable, are described above by investment type. The determination of such allowances and impairments is highly subjective and is based upon the Company's periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available. Management updates its evaluations regularly and reflects changes in allowances and impairments in operations as such evaluations are revised.

          The recognition of income on certain investments (e.g. loan-backed securities including mortgage-backed and asset-backed securities, certain investment transactions, trading securities, etc.) is dependent upon market conditions, which could result in prepayments and changes in amounts to be earned.

          The fair values of publicly held fixed maturity securities and publicly held equity securities are based on quoted market prices or estimates from independent pricing services. However, in cases where quoted market prices are not available, such as for private fixed maturity securities, fair values are estimated using present value or valuation techniques. The determination of fair values is based on: (i) valuation methodologies; (ii) securities the Company deems to be comparable; and
     (iii) assumptions deemed appropriate given the circumstances. The fair value estimates are made at a specific point in time, based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. Factors considered in estimating fair value include: coupon rate, maturity, estimated duration, call provisions, sinking fund requirements, credit rating, industry sector of the issuer, and quoted market prices of comparable securities. The use of different methodologies and assumptions may have a material effect on the estimated fair value amounts.

          Additionally, when the Company enters into certain real estate joint ventures and other limited partnerships for which the Company may be deemed to be the primary beneficiary under Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46(r), Consolidation of Variable Interest Entities -- An Interpretation of ARB No. 51, it may be required to consolidate such investments. The accounting rules for the determination of the primary beneficiary are complex and require evaluation of the contractual rights and obligations associated with each party involved in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

          The use of different methodologies and assumptions as to the timing and amount of impairments, recognition of income and the determination of the fair value of investments may have a material effect on the amounts presented within the consolidated financial statements.

  Derivative Financial Instruments

     Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter market. The Company uses a variety of derivatives, including swaps, forwards, futures and option contracts, to manage the risk associated with variability in cash flows or changes in fair values related to the Company's financial instruments. The Company also uses derivative instruments to hedge its currency exposure associated with net investments in certain foreign operations. To a lesser extent, the Company uses credit derivatives to synthetically replicate investment risks and returns which are not readily available in the cash market. The Company also purchases certain securities, issues certain insurance policies and investment contracts and engages in certain reinsurance contracts that have embedded derivatives.

     Freestanding derivatives are carried on the Company's consolidated balance sheet either as assets within other invested assets or as liabilities within other liabilities at fair value as determined by quoted market prices or through the use of pricing models. The determination of fair value, when quoted market values are not available, is based on valuation methodologies and assumptions deemed appropriate under the circumstances. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, market volatility, and liquidity. Values can also be affected by changes in estimates and assumptions used in pricing models. Such assumptions include estimates of volatility, interest rates, foreign currency exchange rates, other financial indices and credit ratings. Essential to the analysis of the fair value is a risk of counterparty default. The use of different assumptions may have a material effect on the estimated derivative fair value amounts as well as the amount of reported net income.

     If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting pursuant to Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") as amended, changes in the fair value of the derivative are reported in net investment gains (losses). The fluctuations in fair value of derivatives which have not been designated for hedge accounting can result in significant volatility in net income.

     To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (i) a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"); (ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"); or (iii) a hedge of a net investment in a foreign operation. In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method which will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship. Assessments and measurement of hedge effectiveness are also subject to interpretation and estimation, and different interpretations or estimates may have a material effect on the amount reported in net income.

     The accounting for derivatives is complex and interpretations of the primary accounting standards continue to evolve in practice. Judgment is applied in determining the availability and application of hedge accounting designations and the appropriate accounting treatment under these accounting standards. If it was determined that hedge accounting designations were not appropriately applied, reported net income could be materially affected.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


Differences in judgment as to the availability and application of hedge accounting designations and the appropriate accounting treatment may result in a differing impact on the consolidated financial statements of the Company from that previously reported.

     Under a fair value hedge, changes in the fair value of the hedging derivative, including amounts measured as ineffectiveness, and changes in the fair value of the hedged item related to the designated risk being hedged, are reported within net investment gains (losses). The fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item.

     Under a cash flow hedge, changes in the fair value of the hedging derivative measured as effective are reported within other comprehensive income
(loss), a separate component of stockholders' equity, and the deferred gains or losses on the derivative are reclassified into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item. Changes in the fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses). The fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item.

     In a hedge of a net investment in a foreign operation, changes in the fair value of the hedging derivative that are measured as effective are reported within other comprehensive income (loss) consistent with the translation adjustment for the hedged net investment in the foreign operation. Changes in the fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses).

     The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; (iv) a hedged firm commitment no longer meets the definition of a firm commitment; or (v) the derivative is de-designated as a hedging instrument.

     When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the fair value or cash flows of a hedged item, the derivative continues to be carried on the consolidated balance sheet at its fair value, with changes in fair value recognized currently in net investment gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in fair value of derivatives recorded in other comprehensive income (loss) related to discontinued cash flow hedges are released into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item.

     When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur by the end of the specified time period or the hedged item no longer meets the definition of a firm commitment, the derivative continues to be carried on the consolidated balance sheet at its fair value, with changes in fair value recognized currently in net investment gains (losses). Any asset or liability associated with a recognized firm commitment is derecognized from the consolidated balance sheet, and recorded currently in net investment gains (losses). Deferred gains and losses of a derivative recorded in other comprehensive income (loss) pursuant to the cash flow hedge of a forecasted transaction are recognized immediately in net investment gains (losses).

     In all other situations in which hedge accounting is discontinued, the derivative is carried at its fair value on the consolidated balance sheet, with changes in its fair value recognized in the current period as net investment gains (losses).

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company is also a party to financial instruments that contain terms which are deemed to be embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated under SFAS 133. If the instrument would not be accounted for in its entirety at fair value and it is determined that the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract, and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative. Such embedded derivatives are carried on the consolidated balance sheet at fair value with the host contract and changes in their fair value are reported currently in net investment gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at fair value, with changes in fair value recognized in the current period in net investment gains (losses). Additionally, the Company may elect to carry an entire contract on the balance sheet at fair value, with changes in fair value recognized in the current period in net investment gains (losses) if that contract contains an embedded derivative that requires bifurcation. There is a risk that embedded derivatives requiring bifurcation may not be identified and reported at fair value in the consolidated financial statements and that their related changes in fair value could materially affect reported net income.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents.

  Property, Equipment, Leasehold Improvements and Computer Software

     Property, equipment and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using either the straight-line or sum-of-the-years-digits method over the estimated useful lives of the assets, as appropriate. Estimated lives generally range from five to ten years for leasehold improvements and three to seven years for all other property and equipment.

     Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as internal and external costs incurred to develop internal-use computer software during the application development stage, are capitalized. Such costs are amortized generally over a four-year period using the straight-line method. The cost basis of computer software was $52 million and $2 million at December 31, 2006 and 2005, respectively. Accumulated amortization was $3 million at December 31, 2006 and the computer software was fully amortized at December 31, 2005. Related amortization expense was $3 million and $1 million for the years ended December 31, 2006 and 2005, respectively. There was no amortization expense for the year ended December 31, 2004.

  Deferred Policy Acquisition Costs and Value of Business Acquired

     The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that vary with and relate to the production of new business are deferred as DAC. Such costs consist principally of commissions and agency and policy issue expenses. VOBA is an intangible asset that reflects the estimated fair value of in-force contracts in a life insurance company acquisition and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the business in-force at the acquisition date. VOBA is based on actuarially determined projections, by each block of business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns and other factors. Actual experience on the purchased business may vary from these projections. The recovery of DAC and VOBA is dependent upon the future profitability of the related business. DAC and VOBA are aggregated in the financial statements for reporting purposes.

     DAC related to internally replaced contracts are generally expensed at the date of replacement.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     DAC and VOBA on life insurance or investment-type contracts are amortized in proportion to gross premiums or gross profits, depending on the type of contract as described below.

     The Company amortizes DAC and VOBA related to non-participating traditional contracts (term insurance and non-participating whole life insurance) over the entire premium paying period in proportion to the present value of actual historic and expected future gross premiums. The present value of expected premiums is based upon the premium requirement of each policy and assumptions for mortality, morbidity, persistency, and investment returns at policy issuance, or policy acquisition as it relates to VOBA, that include provisions for adverse deviation and are consistent with the assumptions used to calculate future policyholder benefit liabilities. These assumptions are not revised after policy issuance or acquisition unless the DAC or VOBA balance is deemed to be unrecoverable from future expected profits. Absent a premium deficiency, variability in amortization after policy issuance or acquisition is caused only by variability in premium volumes.

     The Company amortizes DAC and VOBA related to fixed and variable universal life contracts and fixed and variable deferred annuity contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, the effect of any hedges used, and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses, and persistency are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits.

     Separate account rates of return on variable universal life contracts and variable deferred annuity contracts affect in-force account balances on such contracts each reporting period. Returns that are higher than the Company's long-term expectation produce higher account balances, which increases the Company's future fee expectations and decreases future benefit payment expectations on minimum death benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company's long-term expectation. The Company's practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these changes and only changes the assumption when its long-term expectation changes.

     The Company also reviews periodically other long-term assumptions underlying the projections of estimated gross profits. These include investment returns, policyholder dividend scales, interest crediting rates, mortality, persistency, and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross profits which may have significantly changed. If the update of assumptions causes expected future gross profits to increase, DAC and VOBA amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross profits to decrease.

  Sales Inducements

     The Company has two different types of sales inducements which are included in other assets: (i) the policyholder receives a bonus whereby the policyholder's initial account balance is increased by an amount equal to

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


a specified percentage of the customer's deposit; and (ii) the policyholder receives a higher interest rate using a dollar cost averaging method than would have been received based on the normal general account interest rate credited. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC.

  Goodwill

     Goodwill is the excess of cost over the fair value of net assets acquired. Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. Impairment testing is performed using the fair value approach, which requires the use of estimates and judgment, at the "reporting unit" level. A reporting unit is the operating segment or a business one level below the operating segment, if discrete financial information is prepared and regularly reviewed by management at that level. For purposes of goodwill impairment testing, goodwill within Corporate & Other is allocated to reporting units within the Company's business segments. If the carrying value of a reporting unit's goodwill exceeds its fair value, the excess is recognized as an impairment and recorded as a charge against net income. The fair values of the reporting units are determined using a market multiple and a discounted cash flow model. The critical estimates necessary in determining fair value are projected earnings, comparative market multiples and the discount rate.

  Liability for Future Policy Benefits and Policyholder Account Balances

     The Company establishes liabilities for amounts payable under insurance policies, including traditional life insurance, traditional annuities and non-medical health insurance. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, policy lapse, renewal, retirement, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. Utilizing these assumptions, liabilities are established on a block of business basis.

     Future policy benefit liabilities for non-participating traditional life insurance policies are equal to the aggregate of the present value of future benefit payments and related expenses less the present value of future net premiums. Assumptions as to mortality and persistency are based upon the Company's experience when the basis of the liability is established. Interest rates for future policy benefit liabilities on non-participating traditional life insurance range from 4% to 7%.

     Future policy benefit liabilities for individual and group traditional fixed annuities after annuitization are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 3% to 9%.

     Future policy benefit liabilities for non-medical health insurance are calculated using the net level premium method and assumptions as to future morbidity, withdrawals and interest, which provide a margin for adverse deviation. The interest rate used in establishing such liabilities is 4%.

     Future policy benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. The interest rate used in establishing such liabilities is 4%.

     Liabilities for unpaid claims and claim expenses for the Company's workers' compensation business are included in future policyholder benefits and are estimated based upon the Company's historical experience and other actuarial assumptions that consider the effects of current developments, anticipated trends and risk

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


management programs, reduced for anticipated subrogation. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

     The Company establishes future policy benefit liabilities for minimum death and income benefit guarantees relating to certain annuity contracts and secondary guarantees relating to certain life policies as follows:

     - Annuity guaranteed death benefit ("GMDB") liabilities are determined by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the GMDB liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility are consistent with the historical experience of the Standard & Poor's 500 Index ("S&P"). The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     - Guaranteed income benefit ("GMIB") liabilities are determined by estimating the expected value of the income benefits in excess of the projected account balance at any future date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used for estimating the GMIB liabilities are consistent with those used for estimating the GMDB liabilities. In addition, the calculation of guaranteed annuitization benefit liabilities incorporates an assumption for the percentage of the potential annuitizations that may be elected by the contractholder.

     - Liabilities for universal and variable life secondary guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balances, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the secondary and paid up guarantee liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility for variable products are consistent with historical S&P experience. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     The Company establishes policyholder account balances ("PAB") for guaranteed minimum benefit riders relating to certain variable annuity products as follows:

     - Guaranteed minimum withdrawal benefit riders ("GMWB") guarantee the contractholder a return of their purchase payment via partial withdrawals, even if the account value is reduced to zero, provided that the contractholder's cumulative withdrawals in a contract year do not exceed a certain limit. The initial guaranteed withdrawal amount is equal to the initial benefit base as defined in the contract (typically, the initial purchase payments plus applicable bonus amounts). The GMWB is an embedded derivative, which is measured at fair value separately from the host variable annuity product.

     - Guaranteed minimum accumulation benefit riders ("GMAB") provide the contractholder, after a specified period of time determined at the time of issuance of the variable annuity contract, with a minimum accumulation of their purchase payments even if the account value is reduced to zero. The initial guaranteed accumulation amount is equal to the initial benefit base as defined in the contract (typically, the initial

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


       purchase payments plus applicable bonus amounts). The GMAB is also an embedded derivative, which is measured at fair value separately from the host variable annuity product.

     - For both GMWB and GMAB, the initial benefit base is increased by additional purchase payments made within a certain time period and decreases by benefits paid and/or withdrawal amounts. After a specified period of time, the benefit base may also increase as a result of an optional reset as defined in the contract.

     - The fair values of the GMWB and GMAB riders are calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the lives of the contracts, incorporating expectations concerning policyholder behavior. In measuring the fair value of GMWBs and GMABs, the Company attributes a portion of the fees collected from the policyholder equal to the present value of expected future guaranteed minimum withdrawal and accumulation benefits (at inception). The changes in fair value are reported in net investment gains (losses). Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees. These riders may be more costly than expected in volatile or declining markets, causing an increase in liabilities for future policy benefits, negatively affecting net income.

     The Company issues both GMWBs and GMABs directly and assumes risk relating to GMWBs and GMABs issued by an affiliate through a financing agreement. Some of the risks associated with GMWBs and GMABs directly written and assumed were transferred to a different affiliate through another financing agreement and included in premiums and other receivables.

     The Company periodically reviews its estimates of actuarial liabilities for future policy benefits and compares them with its actual experience. Differences between actual experience and the assumptions used in pricing these policies, guarantees and riders and in the establishment of the related liabilities result in variances in profit and could result in losses. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

     PABs relate to investment-type contracts and universal life-type policies. Investment-type contracts principally include traditional individual fixed annuities in the accumulation phase and non-variable group annuity contracts. PABs are equal to: (i) policy account values, which consist of an accumulation of gross premium payments; (ii) credited interest, ranging from 0.5% to 12%, less expenses, mortality charges, and withdrawals; and (iii) fair value purchase accounting adjustments relating to the Acquisition.

  Other Policyholder Funds

     Other policyholder funds include policy and contract claims and unearned revenue liabilities.

     The liability for policy and contract claims generally relates to incurred but not reported death, disability, and long-term care claims as well as claims which have been reported but not yet settled. The liability for these claims is based on the Company's estimated ultimate cost of settling all claims. The Company derives estimates for the development of incurred but not reported claims principally from actuarial analyses of historical patterns of claims and claims development for each line of business. The methods used to determine these estimates are continually reviewed. Adjustments resulting from this continuous review process and differences between estimates and payments for claims are recognized in policyholder benefits and claims expense in the period in which the estimates are changed or payments are made.

     The unearned revenue liability relates to universal life-type and investment-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and amortized using the product's estimated gross profits, similar to DAC. Such amortization is recorded in universal life and investment-type product policy fees.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Recognition of Insurance Revenue and Related Benefits

     Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided against such revenues to recognize profits over the estimated lives of the policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into operations in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments. Premiums related to non-medical health and disability contracts are recognized on a pro rata basis over the applicable contract term.

     Deposits related to universal life-type and investment-type products are credited to PABs. Revenues from such contracts consist of amounts assessed against PABs for mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to operations include interest credited and benefit claims incurred in excess of related PABs.

     Premiums related to workers' compensation contracts are recognized as revenue on a pro rata basis over the applicable contract term.

     Premiums, policy fees, policyholder benefits and expenses are presented net of reinsurance.

  Other Revenues

     Other revenues include advisory fees, broker-dealer commissions and fees and administrative service fees. Such fees and commissions are recognized in the period in which services are performed.

  Income Taxes

     The Company and its includable life insurance subsidiaries file a consolidated U.S. federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended ("Code"). Non-includable subsidiaries file either a separate individual corporate tax return or a separate consolidated tax return. Prior to the transfer of MLI-USA to MetLife Connecticut, MLI-USA joined MetLife's includable affiliates in filing a federal income tax return. MLI-USA joined MetLife Connecticut's includable affiliates as of October 11, 2006.

     The Company's accounting for income taxes represents management's best estimate of various events and transactions.

     Deferred income tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

     For U.S. federal income tax purposes, an election in 2005 under Internal Revenue Code Section 338 was made by the Company's parent, MetLife. As a result of this election, the tax basis in the acquired assets and liabilities was adjusted as of the Acquisition Date and the related deferred income tax asset established for the taxable difference from the book basis.

     The realization of deferred income tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Significant judgment is required in determining whether valuation

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


allowances should be established as well as the amount of such allowances. When making such determination, consideration is given to, among other things, the following:

    (i) future taxable income exclusive of reversing temporary differences and carryforwards;
    (ii)    future reversals of existing taxable temporary differences;
    (iii)   taxable income in prior carryback years; and
    (iv)    tax planning strategies.


     The Company may be required to change its provision for income taxes in certain circumstances. Examples of such circumstances include when the ultimate deductibility of certain items is challenged by taxing authorities or when estimates used in determining valuation allowances on deferred income tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events such as changes in tax legislation could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the consolidated financial statements in the year these changes occur.

     The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax.

  Reinsurance

     The Company enters into reinsurance transactions as both a provider and a purchaser of reinsurance for its insurance products.

     For each of its reinsurance contracts, the Company determines if the contract provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

     For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid (received), and the liabilities ceded (assumed) related to the underlying contracts is considered the net cost of reinsurance at the inception of the contract. The net cost of reinsurance is recorded as an adjustment to DAC and recognized as a component of other expenses on a basis consistent with the way the acquisition costs on the underlying reinsured contracts would be recognized. Subsequent amounts paid (received) on the reinsurance of in-force blocks, as well as amounts paid (received) related to new business, are recorded as ceded (assumed) premiums and ceded (assumed) future policy benefit liabilities are established.

     The assumptions used to account for long-duration reinsurance contracts are consistent with those used for the underlying contracts. Ceded policyholder and contract related liabilities, other than those currently due, are reported gross on the balance sheet.

     Amounts currently recoverable under reinsurance contracts are included in premiums and other receivables and amounts currently payable are included in other liabilities. Such assets and liabilities relating to reinsurance contracts with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance contract.

     Premiums, fees and policyholder benefits and claims include amounts assumed under reinsurance contracts and are net of reinsurance ceded.

     If the Company determines that a reinsurance contract does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the contract as a deposit, net of related expenses. Deposits received are included in other liabilities and deposits made are included within other assets. As amounts

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as other revenue or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenue or other expenses, as appropriate.

     Amounts received from reinsurers for policy administration are reported in other revenues.

     Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed previously.

  Separate Accounts

     Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. The Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if (i) such separate accounts are legally recognized; (ii) assets supporting the contract liabilities are legally insulated from the Company's general account liabilities; (iii) investments are directed by the contractholder; and (iv) all investment performance, net of contract fees and assessments, is passed through to the contractholder. The Company reports separate account assets meeting such criteria at their fair value. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line in the consolidated statements of income.

     The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges. Separate accounts not meeting the above criteria are combined on a line-by-line basis with the Company's general account assets, liabilities, revenues and expenses.

  Employee Benefit Plans

     Eligible employees, sales representatives and retirees of the Company are provided pension, postretirement and postemployment benefits under plans sponsored and administered by Metropolitan Life Insurance Company ("Metropolitan Life"), an affiliate of the Company. The Company's obligation and expense related to these benefits is limited to the amount of associated expense allocated from Metropolitan Life.

  Foreign Currency

     Balance sheet accounts are translated at the exchange rates in effect at each year-end and income and expense accounts are translated at the average rates of exchange prevailing during the year. Translation adjustments are charged or credited directly to other comprehensive income or loss. Gains and losses from foreign currency transactions are reported as net investment gains (losses) in the period in which they occur.

  Discontinued Operations

     The results of operations of a component of the Company that either has been disposed of or is classified as held-for-sale are reported in discontinued operations if the operations and cash flows of the component have been or will be eliminated from the ongoing operations of the Company as a result of the disposal transaction and the

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


Company will not have any significant continuing involvement in the operations of the component after the disposal transaction.

  Litigation Contingencies

     The Company is a party to a number of legal actions and regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's consolidated financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. On a quarterly and annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's consolidated financial statements. It is possible that an adverse outcome in certain of the Company's litigation and regulatory investigations, or the use of different assumptions in the determination of amounts recorded could have a material effect upon the Company's consolidated net income or cash flows in particular quarterly or annual periods.

  ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Derivative Financial Instruments

     The Company has adopted guidance relating to derivative financial instruments as follows:

     - Effective January 1, 2006, the Company adopted prospectively SFAS No. 155, Accounting for Certain Hybrid Instruments ("SFAS 155"). SFAS 155 amends SFAS No. 133 and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 140"). SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole, eliminating the need to bifurcate the derivative from its host, if the holder elects to account for the whole instrument on a fair value basis. In addition, among other changes, SFAS 155:

      (i) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133;
      (ii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;
      (iii) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and
      (iv) amends SFAS 140 to eliminate the prohibition on a qualifying special-purpose entity ("QSPE") from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial interest.


     The adoption of SFAS 155 did not have a material impact on the Company's consolidated financial statements.

     - Effective October 1, 2006, the Company adopted SFAS 133 Implementation Issue No. B40, Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets ("Issue B40"). Issue B40 clarifies that a securitized interest in prepayable financial assets is not subject to the conditions in paragraph 13(b) of SFAS 133, if it meets both of the following criteria: (i) the right to accelerate the settlement if the securitized interest cannot be controlled by the investor; and (ii) the securitized interest itself does not contain an embedded derivative (including an interest rate-related derivative) for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. The adoption of Issue B40 did not have a material impact on the Company's consolidated financial statements.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     - Effective January 1, 2006, the Company adopted prospectively SFAS 133 Implementation Issue No. B38, Embedded Derivatives: Evaluation of Net Settlement with Respect to the Settlement of a Debt Instrument through Exercise of an Embedded Put Option or Call Option ("Issue B38") and SFAS 133 Implementation Issue No. B39, Embedded Derivatives: Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor ("Issue B39"). Issue B38 clarifies that the potential settlement of a debtor's obligation to a creditor occurring upon exercise of a put or call option meets the net settlement criteria of SFAS 133. Issue B39 clarifies that an embedded call option, in which the underlying is an interest rate or interest rate index, that can accelerate the settlement of a debt host financial instrument should not be bifurcated and fair valued if the right to accelerate the settlement can be exercised only by the debtor (issuer/borrower) and the investor will recover substantially all of its initial net investment. The adoption of Issues B38 and B39 did not have a material impact on the Company's consolidated financial statements.

  Other Pronouncements

     Effective November 15, 2006, the Company adopted U.S. Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108"). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of assessing materiality. SAB 108 requires that registrants quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when relevant quantitative and qualitative factors are considered, is material. SAB 108 permits companies to initially apply its provisions by either restating prior financial statements or recording a cumulative effect adjustment to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings for errors that were previously deemed immaterial but are material under the guidance in SAB 108. The adoption of SAB 108 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2006, the Company adopted SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"). SFAS 154 requires retrospective application to prior periods' financial statements for a voluntary change in accounting principle unless it is deemed impracticable. It also requires that a change in the method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate rather than a change in accounting principle. The adoption of SFAS 154 did not have a material impact on the Company's consolidated financial statements.

     In June 2005, the Emerging Issues Task Force ("EITF") reached consensus on Issue No. 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights ("EITF 04-5"). EITF 04-5 provides a framework for determining whether a general partner controls and should consolidate a limited partnership or a similar entity in light of certain rights held by the limited partners. The consensus also provides additional guidance on substantive rights. EITF 04-5 was effective after June 29, 2005 for all newly formed partnerships and for any pre-existing limited partnerships that modified their partnership agreements after that date. For all other limited partnerships, EITF 04-5 required adoption by January 1, 2006 through a cumulative effect of a change in accounting principle recorded in opening equity or applied retrospectively by adjusting prior period financial statements. The adoption of the provisions of EITF 04-5 did not have a material impact on the Company's consolidated financial statements.

     Effective November 9, 2005, the Company prospectively adopted the guidance in FASB Staff Position ("FSP") No. FAS 140-2, Clarification of the Application of Paragraphs 40(b) and 40(c) of FAS 140 ("FSP 140-2"). FSP 140-2 clarified certain criteria relating to derivatives and beneficial interests when considering whether an entity qualifies as a QSPE. Under FSP 140-2, the criteria must only be met at the date the QSPE issues beneficial interests or when a derivative financial instrument needs to be replaced upon the occurrence of a specified event

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


outside the control of the transferor. The adoption of FSP 140-2 did not have a material impact on the Company's consolidated financial statements.

     Effective July 1, 2005, the Company adopted SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 ("SFAS 153"). SFAS 153 amended prior guidance to eliminate the exception for nonmonetary exchanges of similar productive assets and replaced it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS 153 were required to be applied prospectively for fiscal periods beginning after June 15, 2005. The adoption of SFAS 153 did not have a material impact on the Company's consolidated financial statements.

     In June 2005, the FASB completed its review of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments ("EITF 03-1"). EITF 03-1 provides accounting guidance regarding the determination of when an impairment of debt and marketable equity securities and investments accounted for under the cost method should be considered other-than-temporary and recognized in income. EITF 03-1 also requires certain quantitative and qualitative disclosures for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, that are impaired at the balance sheet date but for which an other-than-temporary impairment has not been recognized. The FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment but has issued FSP Nos. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments ("FSP 115-1"), which nullifies the accounting guidance on the determination of whether an investment is other-than-temporarily impaired as set forth in EITF 03-1. As required by FSP 115-1, the Company adopted this guidance on a prospective basis, which had no material impact on the Company's consolidated financial statements, and has provided the required disclosures.

     Effective July 1, 2004, the Company adopted EITF Issue No. 03-16, Accounting for Investments in Limited Liability Companies ("EITF 03-16"). EITF 03-16 provides guidance regarding whether a limited liability company should be viewed as similar to a corporation or similar to a partnership for purposes of determining whether a noncontrolling investment should be accounted for using the cost method or the equity method of accounting. EITF 03-16 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2004, the Company adopted Statement of Position ("SOP") 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long Duration Contracts and for Separate Accounts ("SOP 03-1"), as interpreted by a Technical Practice Aid ("TPA"), issued by the American Institute of Certified Public Accountants ("AICPA") and FSP No. 97-1, Situations in Which Paragraphs 17(b) and 20 of FASB Statement No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments, Permit or Require Accrual of an Unearned Revenue Liability ("FSP 97-1"). SOP 03-1 provides guidance on: (i) the classification and valuation of long-duration contract liabilities; (ii) the accounting for sales inducements; and (iii) separate account presentation and valuation. As a result of the adoption of SOP 03-1, effective January 1, 2004, the Company decreased the liability for future policyholder benefits for changes in the methodology relating to various guaranteed death and annuitization benefits and for determining liabilities for certain universal life insurance contracts by $2 million, which was reported as a cumulative effect of a change in accounting. This amount is net of corresponding changes in DAC, including unearned revenue liability, under certain variable annuity and life contracts and income tax. The application of SOP 03-1 increased the Company's 2004 net income by $3 million, including the cumulative effect of the adoption.

  FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). SFAS 159 permits all entities the option to measure most financial instruments and certain

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


other items at fair value at specified election dates and to report related unrealized gains and losses in earnings. The fair value option will generally be applied on an instrument-by-instrument basis and is generally an irrevocable election. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is evaluating which eligible financial instruments, if any, it will elect to account for at fair value under SFAS 159 and the related impact on the Company's consolidated financial statements.

     In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and requires enhanced disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements. The pronouncement is effective for fiscal years beginning after November 15, 2007. The guidance in SFAS 157 will be applied prospectively with the exception of:
(i) block discounts of financial instruments; and (ii) certain financial and hybrid instruments measured at initial recognition under SFAS 133 which is to be applied retrospectively as of the beginning of initial adoption (a limited form of retrospective application). The Company is currently evaluating the impact of SFAS 157 on the Company's consolidated financial statements. Implementation of SFAS 157 will require additional disclosures in the Company's consolidated financial statements.

     In June 2006, the FASB issued FIN No. 48, Accounting for Uncertainty in Income Taxes -- an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made. FIN 48 will also require significant additional disclosures. FIN 48 is effective for fiscal years beginning after December 15, 2006. Based upon the Company's evaluation work completed to date, the Company expects to recognize a reduction to the January 1, 2007 balance of retained earnings of less than $1 million.

     In March 2006, the FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets -- an amendment of FASB Statement No. 140 ("SFAS 156"). Among other requirements, SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations. SFAS 156 will be applied prospectively and is effective for fiscal years beginning after September 15, 2006. The Company does not expect SFAS 156 to have a material impact on the Company's consolidated financial statements.

     In September 2005, the AICPA issued SOP 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts ("SOP 05-1"). SOP 05-1 provides guidance on accounting by insurance enterprises for DAC on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by the election of a feature or coverage within a contract. It is effective for internal replacements occurring in fiscal years beginning after December 15, 2006.

     In addition, in February 2007, related TPAs were issued by the AICPA to provide further clarification of SOP 05-1. The TPAs are effective concurrently with the adoption of the SOP. Based on the Company's interpretation of SOP 05-1 and related TPAs, the adoption of SOP 05-1 will result in a reduction to DAC and VOBA relating primarily to the Company's group life and health insurance contracts that contain certain rate reset provisions. The Company estimates that the adoption of SOP 05-1 as of January 1, 2007 will result in a cumulative effect adjustment of between $75 million and $95 million, net of income tax, which will be recorded as a reduction

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


to retained earnings. In addition, the Company estimates that accelerated DAC and VOBA amortization will reduce 2007 net income by approximately $5 million to $15 million, net of income tax.

2. ACQUISITION OF METLIFE INSURANCE COMPANY OF CONNECTICUT BY METLIFE, INC. FROM CITIGROUP INC.

     On the Acquisition Date, MetLife Connecticut became a subsidiary of MetLife. MetLife Connecticut, together with substantially all of Citigroup Inc.'s international insurance businesses, excluding Primerica Life Insurance Company and its subsidiaries, were acquired by MetLife from Citigroup for $12.1 billion. Prior to the Acquisition, MetLife Connecticut was a subsidiary of Citigroup Insurance Holding Company ("CIHC"). Primerica was distributed via dividend from MetLife Connecticut to CIHC on June 30, 2005 in contemplation of the Acquisition. The total consideration paid by MetLife for the purchase consisted of $11.0 billion in cash and 22,436,617 shares of MetLife's common stock with a market value of $1.0 billion to Citigroup and $100 million in other transaction costs.

     In accordance with FASB SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, the Acquisition was accounted for by MetLife using the purchase method of accounting, which requires that the assets and liabilities of MetLife Connecticut be identified and measured at their fair value as of the acquisition date.

     Final Purchase Price Allocation and Goodwill

     The purchase price paid by MetLife has been allocated to the assets acquired and liabilities assumed using management's best estimate of their fair values as of the Acquisition Date. The computation of the purchase price and the allocation of the purchase price to the net assets acquired based upon their respective fair values as of July 1, 2005, and the resulting goodwill, as revised, are presented below.

     Based upon MetLife's method of allocating the purchase price to the entities acquired, the purchase price attributed to MetLife Connecticut increased by $40 million. The increase in purchase price was a result of additional consideration paid in 2006 by MetLife to Citigroup of $115 million and an increase in transaction costs of $3 million, offset by a $4 million reduction in restructuring costs for a total purchase price increase of $114 million.

     The allocation of purchase price was updated as a result of the additional purchase price attributed to MetLife Connecticut of $40 million, an increase of $15 million in the value of the future policy benefit liabilities and other policyholder funds resulting from the finalization of the evaluation of the Travelers underwriting criteria, an increase in securities of $24 million resulting from the finalization of the determination of the fair value of such securities, an increase in other liabilities of $2 million due to the receipt of additional information, all resulting in a net impact of the aforementioned adjustments increasing deferred income tax assets by $4 million. Goodwill increased by $29 million as a consequence of such revisions to the purchase price and the purchase price allocation.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                      AS OF JULY 1, 2005
                                                                      ------------------
                                                                         (IN MILLIONS)
TOTAL PURCHASE PRICE PAID BY METLIFE.......................                 $12,084
  Purchase price attributed to other affiliates............                   5,260
                                                                            -------
  Purchase price attributed to MetLife Connecticut.........                   6,824
NET ASSETS OF METLIFE CONNECTICUT ACQUIRED PRIOR TO
  PURCHASE ACCOUNTING ADJUSTMENTS..........................  $8,207
ADJUSTMENTS TO REFLECT ASSETS ACQUIRED AT FAIR VALUE:
  Fixed maturity securities available-for-sale.............      (2)
  Mortgage loans on real estate............................      72
  Real estate and real estate joint ventures held-for-
     investment............................................      39
  Other limited partnership interests......................      48
  Other invested assets....................................     (36)
  Premiums and other receivables...........................   1,001
  Elimination of historical deferred policy acquisition
     costs.................................................  (3,052)
  Value of business acquired...............................   3,490
  Value of distribution agreements and customer
     relationships acquired................................      73
  Net deferred income tax asset............................   1,751
  Elimination of historical goodwill.......................    (196)
  Other assets.............................................     (11)
ADJUSTMENTS TO REFLECT LIABILITIES ASSUMED AT FAIR VALUE:
  Future policy benefits...................................  (3,766)
  Policyholder account balances............................  (1,870)
  Other liabilities........................................     191
                                                             ------
NET FAIR VALUE OF ASSETS ACQUIRED AND LIABILITIES ASSUMED..                   5,939
                                                                            -------
GOODWILL RESULTING FROM THE ACQUISITION ATTRIBUTED TO
  METLIFE CONNECTICUT......................................                 $   885
                                                                            =======



     Goodwill resulting from the Acquisition has been allocated to the Company's segments, as well as Corporate & Other, as follows:

                                                                        AS OF JULY 1, 2005
                                                                        ------------------
                                                                           (IN MILLIONS)
Institutional....................................................              $312
Individual.......................................................               163
Corporate & Other................................................               410
                                                                               ----
  TOTAL..........................................................              $885
                                                                               ====



     The entire amount of goodwill is expected to be deductible for income tax purposes.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

CONDENSED STATEMENT OF NET ASSETS ACQUIRED

     The condensed statement of net assets acquired reflects the fair value of MetLife Connecticut's net assets as follows:

                                                                   AS OF JULY 1, 2005
                                                                   ------------------
                                                                      (IN MILLIONS)
ASSETS
  Fixed maturity securities available-for-sale...................        $41,210
  Trading securities.............................................            555
  Equity securities available-for-sale...........................            641
  Mortgage loans on real estate..................................          2,363
  Policy loans...................................................            884
  Real estate and real estate joint ventures held-for-
     investment..................................................            126
  Other limited partnership interests............................          1,120
  Short-term investments.........................................          2,225
  Other invested assets..........................................          1,205
                                                                         -------
     Total investments...........................................         50,329
  Cash and cash equivalents......................................            443
  Accrued investment income......................................            494
  Premiums and other receivables.................................          4,688
  Value of business acquired.....................................          3,490
  Goodwill.......................................................            885
  Other intangible assets........................................             73
  Deferred income tax asset......................................          1,178
  Other assets...................................................            730
  Separate account assets........................................         30,427
                                                                         -------
     Total assets acquired.......................................         92,737
                                                                         -------

LIABILITIES:
  Future policy benefits.........................................         17,565
  Policyholder account balances..................................         34,251
  Other policyholder funds.......................................            115
  Current income tax.............................................             36
  Other liabilities..............................................          3,519
  Separate account liabilities...................................         30,427
                                                                         -------
     Total liabilities assumed...................................         85,913
                                                                         -------
     Net assets acquired.........................................        $ 6,824
                                                                         =======



  Other Intangible Assets

     VOBA reflects the estimated fair value of in-force contracts acquired and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the life insurance and annuity contracts in-force at the Acquisition Date. VOBA is based on actuarially determined projections, by each block of

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns and other factors. Actual experience on the purchased business may vary from these projections. If estimated gross profits or premiums differ from expectations, the amortization of VOBA is adjusted to reflect actual experience.

     The value of the other identifiable intangibles reflects the estimated fair value of MetLife Connecticut's distribution agreements and customer relationships acquired at July 1, 2005 and will be amortized in relation to the expected economic benefits of the agreements. If actual experience under the distribution agreements or with customer relationships differs from expectations, the amortization of these intangibles will be adjusted to reflect actual experience. See Notes 8 and 14 for additional information on the value of distribution agreements ("VODA") acquired from Citigroup.

     The use of discount rates was necessary to establish the fair value of VOBA, as well as the other identifiable intangible assets. In selecting the appropriate discount rates, management considered its weighted average cost of capital, as well as the weighted average cost of capital required by market participants. A discount rate of 11.5% was used to value these intangible assets.

     The fair values of business acquired, distribution agreements and customer relationships acquired are as follows:

                                                                             WEIGHTED AVERAGE
                                                      AS OF JULY 1, 2005   AMORTIZATION PERIOD
                                                      ------------------   -------------------
                                                         (IN MILLIONS)          (IN YEARS)
Value of business acquired..........................        $3,490                  16
Value of distribution agreements and customer
  relationships acquired............................            73                  16
                                                            ------
  Total value of intangible assets acquired,
     excluding goodwill.............................        $3,563                  16
                                                            ======



3.  CONTRIBUTION OF METLIFE CONNECTICUT FROM METLIFE, INC.

     On October 11, 2006, MetLife Connecticut and MetLife Investors Group, Inc. ("MLIG"), both subsidiaries of MetLife, entered into a Transfer Agreement ("Transfer Agreement"), pursuant to which MetLife Connecticut agreed to acquire all of the outstanding stock of MLI-USA from MLIG in exchange for shares of MetLife Connecticut's common stock. To effectuate the exchange of shares, MetLife returned 10,000,000 shares just prior to the closing of the transaction and retained 30,000,000 shares representing 100% of the then issued and outstanding shares of MetLife Connecticut. MetLife Connecticut issued 4,595,317 new shares to MLIG in exchange for all of the outstanding common stock of MLI-USA. After the closing of the transaction, 34,595,317 shares of MetLife Connecticut's common stock are outstanding, of which MLIG holds 4,595,317 shares, with the remaining shares held by MetLife.

     In connection with the Transfer Agreement on October 11, 2006, MLIG transferred to MetLife Connecticut certain assets and liabilities, including goodwill, VOBA and deferred income tax liabilities, which remain outstanding from MetLife's acquisition of MLIG on October 30, 1997. The assets and liabilities have been included in the financial data of the Company for all periods presented.

     The transfer of MLI-USA to MetLife Connecticut was a transaction between entities under common control. Since MLI-USA was the original entity under common control, for financial statement reporting purposes, MLI-USA is considered the accounting acquirer of MetLife Connecticut. Accordingly, all financial data included in these financial statements periods prior to July 1, 2005 is that of MLI-USA. For periods subsequent to July 1, 2005, MetLife Connecticut has been combined with MLI-USA in a manner similar to a pooling of interests. Information

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


regarding the consolidated statements of income of the Company for the years ended December 31, 2006 and 2005 is as follows:

                                                                                              UNAUDITED
                                                                                         ------------------
                                                                                         THREE MONTHS ENDED      YEAR ENDED
                                                    UNAUDITED                             DECEMBER 31, 2006  DECEMBER 31, 2006
                         --------------------------------------------------------------  ------------------  -----------------
                                      NINE MONTHS ENDED SEPTEMBER 30, 2006
                         --------------------------------------------------------------
                                                   ASSETS AND LIABILITIES
                                                         OUTSTANDING
                                                       FROM METLIFE'S
                                                         ACQUISITION       CONSOLIDATED
                         MICC HISTORICAL  MLI-USA          OF MLIG            COMPANY             CONSOLIDATED COMPANY
                         ---------------  -------  ----------------------  ------------  -------------------------------------
                                                            (IN MILLIONS)
Total revenues.........       $2,509        $623             $--              $3,132            $974               $4,106
Total expenses.........       $1,905        $486             $--              $2,391            $890               $3,281
                              ------        ----             ---              ------            ----               ------
Income before provision
  for income tax.......          604         137              --                 741            $ 84                  825
Provision for income
  tax..................          177          35              --                 212            $ 16                  228
                              ------        ----             ---              ------            ----               ------
Net income.............       $  427        $102             $--              $  529            $ 68               $  597
                              ======        ====             ===              ======            ====               ======





                                                                   YEAR ENDED DECEMBER 31, 2005
                                                         -----------------------------------------------
                                                                   ASSETS AND LIABILITIES
                                      SIX MONTHS ENDED                   OUTSTANDING
                                     DECEMBER 31, 2005                 FROM METLIFE'S
                                     -----------------                   ACQUISITION        CONSOLIDATED
                                      MICC HISTORICAL    MLI-USA           OF MLIG             COMPANY
                                     -----------------   -------   ----------------------   ------------
                                                                (IN MILLIONS)
Total revenues.....................        $1,749          $766              $--               $2,515
Total expenses.....................        $1,410          $561              $(3)              $1,968
                                           ------          ----              ---               ------
Income before provision for income
  tax..............................           339           205                3                  547
Provision for income tax...........            98            57                1                  156
                                           ------          ----              ---               ------
Net income.........................        $  241          $148              $ 2               $  391
                                           ======          ====              ===               ======




     The par value of the common stock presented in the statement of stockholders' equity for periods prior to the Acquisition Date has been adjusted to reflect the par value of the MetLife Connecticut shares issued to MLIG in exchange for MLI-USA's common stock. Information regarding the adjustments to stockholders' equity is as follows:

                                                                                     ACCUMULATED
                                                                                        OTHER
                                                                                    COMPREHENSIVE
                                                                                       INCOME
                                                                                  ----------------
                                                          ADDITIONAL               NET UNREALIZED
                                             COMMON         PAID IN    RETAINED   INVESTMENT GAINS
                                              STOCK         CAPITAL    EARNINGS       (LOSSES)       TOTAL
                                             ------       ----------   --------   ----------------   -----
Balance of MLI-USA's equity at January 1,
  2004                                         $ 2           $ 98        $163            $39          $302
Issuance of MetLife Connecticut's common
  stock to MLIG                                 11  (1)       (11)         --             --            --
Elimination of MLI-USA's common stock           (2) (2)         2          --             --            --
Assets and liabilities outstanding from
  MetLife's acquisition of MLIG                 --             82          --             (7)           75
                                               ---           ----        ----            ---          ----
Balance of MICC's equity at January 1, 2004    $11           $171        $163            $32          $377
                                               ===           ====        ====            ===          ====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

--------

   (1) Represents the issuance of 4,595,317 shares of MetLife Connecticut's common stock, at $2.50 par value, by MetLife Connecticut to MLIG in exchange for all the outstanding common stock of MLI-USA, for a total adjustment of $11 million.

   (2) Represents the elimination of MLI-USA's common stock of $2 million.

The par value of the MetLife Connecticut common stock purchased by MetLife has been adjusted to reflect the return of the MetLife Connecticut common stock by MetLife in connection with the transfer of MetLife Connecticut to MLI-USA as follows:

                                                                                    ACCUMULATED
                                                                                       OTHER
                                                                                   COMPREHENSIVE
                                                                                      INCOME
                                                                                 ----------------
                                                         ADDITIONAL               NET UNREALIZED
                                            COMMON         PAID IN    RETAINED   INVESTMENT GAINS
                                             STOCK         CAPITAL    EARNINGS       (LOSSES)        TOTAL
                                            ------       ----------   --------   ----------------   ------
MetLife Connecticut's common stock
  purchased by MetLife in the Acquisition
  on July 1, 2005                            $100          $6,684        $--            $--         $6,784
Return of MetLife Connecticut's common
  stock from MetLife                          (25) (1)         25         --             --             --
                                             ----          ------        ---            ---         ------
MetLife Connecticut's common stock
  purchased by MetLife on July 1, 2005, as
  adjusted                                   $ 75          $6,709        $--            $--         $6,784
                                             ====          ======        ===            ===         ======



--------

   (1) Represents the return of 10,000,000 shares of MetLife Connecticut's common stock, at $2.50 par value, by MetLife to MetLife Connecticut in anticipation of the acquisition of MLI-USA by MetLife Connecticut, for a total adjustment of $25 million.

     The following unaudited pro forma condensed consolidated financial information presents the results of operations for the Company assuming the MetLife Connecticut acquisition had been effected as of January 1, 2005. This unaudited pro forma information does not necessarily represent what the Company's actual results of operations would have been if the acquisition had occurred as of the date indicated or what such results would be for any future periods.

                                                                                  UNAUDITED
                                                                    ------------------------------------
                                                    YEAR ENDED      SIX MONTHS ENDED       YEAR ENDED
                                                DECEMBER 31, 2005     JUNE 30, 2005    DECEMBER 31, 2005
                                                -----------------   ----------------   -----------------
                                                   CONSOLIDATED         PRO FORMA          PRO FORMA
                                                                          MICC
                                                     COMPANY           HISTORICAL             MICC
                                                -----------------   ----------------   -----------------
                                                                      (IN MILLIONS)

Total revenues                                        $2,515             $2,324              $4,839
Total expenses                                        $1,968             $1,523              $3,491
                                                      ------             ------              ------
Income before provision for income tax                   547                801               1,348
Provision for income tax                                 156                226                 382
                                                      ------             ------              ------
Net income                                            $  391             $  575              $  966
                                                      ======             ======              ======


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

4.  INVESTMENTS

  FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized gain and loss, and estimated fair value of the Company's fixed maturity and equity securities, the percentage that each sector represents by the total fixed maturity securities holdings and by the total equity securities holdings at:

                                                              DECEMBER 31, 2006
                                               ----------------------------------------------
                                                               GROSS
                                                COST OR      UNREALIZED
                                               AMORTIZED   -------------    ESTIMATED    % OF
                                                  COST     GAIN     LOSS   FAIR VALUE   TOTAL
                                               ---------   ----     ----   ----------   -----
                                                                (IN MILLIONS)
U.S. corporate securities....................   $17,331    $101     $424     $17,008     35.5%
Residential mortgage-backed securities.......    11,951      40       78      11,913     24.9
Foreign corporate securities.................     5,563      64      128       5,499     11.5
U.S. Treasury/agency securities..............     5,455       7      126       5,336     11.2
Commercial mortgage-backed securities........     3,353      19       47       3,325      6.9
Asset-backed securities......................     3,158      14       10       3,162      6.6
State and political subdivision securities...     1,062       6       38       1,030      2.2
Foreign government securities................       533      45        5         573      1.2
                                                -------    ----     ----     -------    -----
  Total fixed maturity securities............   $48,406    $296     $856     $47,846    100.0%
                                                =======    ====     ====     =======    =====
Non-redeemable preferred stock...............   $   671    $ 22     $  9     $   684     86.0%
Common stock.................................       106       6        1         111     14.0
                                                -------    ----     ----     -------    -----
  Total equity securities....................   $   777    $ 28     $ 10     $   795    100.0%
                                                =======    ====     ====     =======    =====





                                                              DECEMBER 31, 2005
                                               ----------------------------------------------
                                                               GROSS
                                                COST OR      UNREALIZED
                                               AMORTIZED   -------------    ESTIMATED    % OF
                                                  COST     GAIN     LOSS   FAIR VALUE   TOTAL
                                               ---------   ----     ----   ----------   -----
                                                                (IN MILLIONS)
U.S. corporate securities....................   $18,416    $ 96     $415     $18,097     34.3%
Residential mortgage-backed securities.......    12,398      17      131      12,284     23.4
Foreign corporate securities.................     5,733      50      143       5,640     10.7
U.S. Treasury/agency securities..............     6,448      24       61       6,411     12.2
Commercial mortgage-backed securities........     5,157      12       82       5,087      9.7
Asset-backed securities......................     3,899      10       16       3,893      7.4
State and political subdivision securities...       633      --       25         608      1.2
Foreign government securities................       547      25        3         569      1.1
                                                -------    ----     ----     -------    -----
  Total fixed maturity securities............   $53,231    $234     $876     $52,589    100.0%
                                                =======    ====     ====     =======    =====
Non-redeemable preferred stock...............   $   327    $  1     $  5     $   323     76.7%
Common stock.................................        97       4        3          98     23.3
                                                -------    ----     ----     -------    -----
  Total equity securities....................   $   424    $  5     $  8     $   421    100.0%
                                                =======    ====     ====     =======    =====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company held foreign currency derivatives with notional amounts of $472 million and $275 million to hedge the exchange rate risk associated with foreign denominated fixed maturity securities at December 31, 2006 and 2005, respectively.

     Excluding investments in U.S. Treasury securities and obligations of U.S. government corporations and agencies, the Company is not exposed to any significant concentration of credit risk in its fixed maturity securities portfolio.

     The Company held fixed maturity securities at estimated fair values that were below investment grade or not rated by an independent rating agency that totaled $3.2 billion and $3.3 billion at December 31, 2006 and 2005, respectively. These securities had a net unrealized gain (loss) of $51 million and ($33) million at December 31, 2006 and 2005, respectively. Non-income producing fixed maturity securities were $6 million and $3 million at December 31, 2006 and 2005, respectively. Unrealized gains (losses) associated with non-income producing fixed maturity securities were $1 million and ($5) million at December 31, 2006 and 2005, respectively.

     The cost or amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date (excluding scheduled sinking funds), are shown below:

                                                                  DECEMBER 31,
                                                -----------------------------------------------
                                                         2006                     2005
                                                ----------------------   ----------------------
                                                 COST OR                  COST OR
                                                AMORTIZED    ESTIMATED   AMORTIZED    ESTIMATED
                                                   COST     FAIR VALUE      COST     FAIR VALUE
                                                ---------   ----------   ---------   ----------
                                                                 (IN MILLIONS)
Due in one year or less.......................   $ 1,620      $ 1,616     $ 1,411      $ 1,405
Due after one year through five years.........     9,843        9,733      10,594       10,490
Due after five years through ten years........     7,331        7,226       9,556        9,382
Due after ten years...........................    11,150       10,871      10,216       10,048
                                                 -------      -------     -------      -------
  Subtotal....................................    29,944       29,446      31,777       31,325
Mortgage-backed and asset-backed securities...    18,462       18,400      21,454       21,264
                                                 -------      -------     -------      -------
  Total fixed maturity securities.............   $48,406      $47,846     $53,231      $52,589
                                                 =======      =======     =======      =======



     Fixed maturity securities not due at a single maturity date have been included in the above table in the year of final contractual maturity. Actual maturities may differ from contractual maturities due to the exercise of prepayment options.

     Sales or disposals of fixed maturity and equity securities classified as available-for-sale are as follows:

                                                           YEARS ENDED DECEMBER 31,
                                                  -----------------------------------------
                                                      2006            2005           2004
                                                  ------------   --------------   ---------
                                                                (IN MILLIONS)
Proceeds........................................  $     23,901   $       22,241   $     473
Gross investment gains..........................       $    73          $    48        $  6
Gross investment losses.........................       $  (519)         $  (347)       $(10)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the estimated fair values and gross unrealized loss of the Company's fixed maturity securities (aggregated by sector) and equity securities in an unrealized loss position, aggregated by length of time that the securities have been in a continuous unrealized loss position at:

                                                                 DECEMBER 31, 2006
                                      ----------------------------------------------------------------------
                                                                EQUAL TO OR GREATER
                                        LESS THAN 12 MONTHS       THAN 12 MONTHS               TOTAL
                                      ----------------------  ----------------------  ----------------------
                                                     GROSS                   GROSS                   GROSS
                                       ESTIMATED  UNREALIZED   ESTIMATED  UNREALIZED   ESTIMATED  UNREALIZED
                                      FAIR VALUE     LOSS     FAIR VALUE     LOSS     FAIR VALUE     LOSS
                                      ----------  ----------  ----------  ----------  ----------  ----------
                                                    (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate securities...........    $ 4,895      $104       $ 7,543      $320       $12,438      $424
Residential mortgage-backed
  securities........................      4,113        20         3,381        58         7,494        78
Foreign corporate securities........      1,381        29         2,547        99         3,928       128
U.S. Treasury/agency securities.....      2,995        48         1,005        78         4,000       126
Commercial mortgage-backed
  securities........................        852         6         1,394        41         2,246        47
Asset-backed securities.............        965         3           327         7         1,292        10
State and political subdivision
  securities........................         29         2           414        36           443        38
Foreign government securities.......         51         1            92         4           143         5
                                        -------      ----       -------      ----       -------      ----
Total fixed maturity securities.....    $15,281      $213       $16,703      $643       $31,984      $856
                                        =======      ====       =======      ====       =======      ====
Equity securities...................    $   149      $  3       $   188      $  7       $   337      $ 10
                                        =======      ====       =======      ====       =======      ====
Total number of securities in an
  unrealized loss position..........      1,955                   2,318                   4,273
                                        =======                 =======                 =======





                                                                 DECEMBER 31, 2005
                                      ----------------------------------------------------------------------
                                                                EQUAL TO OR GREATER
                                        LESS THAN 12 MONTHS       THAN 12 MONTHS               TOTAL
                                      ----------------------  ----------------------  ----------------------
                                                     GROSS                   GROSS                   GROSS
                                       ESTIMATED  UNREALIZED   ESTIMATED  UNREALIZED   ESTIMATED  UNREALIZED
                                      FAIR VALUE     LOSS     FAIR VALUE     LOSS     FAIR VALUE     LOSS
                                      ----------  ----------  ----------  ----------  ----------  ----------
                                                    (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate securities...........    $14,412      $413        $ 40         $ 2       $14,452      $415
Residential mortgage-backed
  securities........................      9,142       129          61           2         9,203       131
Foreign corporate securities........      4,409       142          23           1         4,432       143
U.S. Treasury/agency securities.....      4,171        61          --          --         4,171        61
Commercial mortgage-backed
  securities........................      4,040        82           5          --         4,045        82
Asset-backed securities.............      1,890        16          11          --         1,901        16
State and political subdivision
  securities........................        550        25          --          --           550        25
Foreign government securities.......        155         3           2          --           157         3
                                        -------      ----        ----         ---       -------      ----
Total fixed maturity securities.....    $38,769      $871        $142         $ 5       $38,911      $876
                                        =======      ====        ====         ===       =======      ====
Equity securities...................    $   214      $  8        $ --         $--       $   214      $  8
                                        =======      ====        ====         ===       =======      ====
Total number of securities in an
  unrealized loss position..........      5,061                    47                     5,108
                                        =======                  ====                   =======


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  AGING OF GROSS UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized loss and number of securities for fixed maturity securities and equity securities, where the estimated fair value had declined and remained below cost or amortized cost by less than 20%, or 20% or more at:

                                                      DECEMBER 31, 2006
                                     ---------------------------------------------------
                                                            GROSS
                                          COST OR        UNREALIZED        NUMBER OF
                                      AMORTIZED COST       LOSSES          SECURITIES
                                     ----------------  --------------  -----------------
                                       LESS             LESS            LESS
                                       THAN    20% OR   THAN   20% OR   THAN     20% OR
                                        20%     MORE     20%    MORE     20%      MORE
                                     --------  ------  ------  ------  ------  ---------
                                          (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
Less than six months...............   $12,922    $ 9    $150     $ 4    1,537      15
Six months or greater but less than
  nine months......................       568     --       6      --       78       1
Nine months or greater but less
  than twelve months...............     2,134     14      52       4      323       1
Twelve months or greater...........    17,540     --     650      --    2,318      --
                                      -------    ---    ----     ---    -----      --
  Total............................   $33,164    $23    $858     $ 8    4,256      17
                                      =======    ===    ====     ===    =====      ==





                                                      DECEMBER 31, 2005
                                     ---------------------------------------------------
                                                            GROSS
                                          COST OR        UNREALIZED        NUMBER OF
                                      AMORITIZED COST      LOSSES          SECURITIES
                                     ----------------  --------------  -----------------
                                       LESS             LESS            LESS
                                       THAN    20% OR   THAN   20% OR   THAN     20% OR
                                        20%     MORE     20%    MORE     20%      MORE
                                     --------  ------  ------  ------  ------  ---------
                                          (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
Less than six months...............   $39,461    $81    $844     $30    4,960      50
Six months or greater but less than
  nine months......................       204     --       2      --       16      --
Nine months or greater but less
  than twelve months...............       116     --       3      --       35      --
Twelve months or greater...........       147     --       5      --       47      --
                                      -------    ---    ----     ---    -----      --
  Total............................   $39,928    $81    $854     $30    5,058      50
                                      =======    ===    ====     ===    =====      ==



     At December 31, 2006, $858 million of unrealized losses related to securities with an unrealized loss position of less than 20% of cost or amortized cost, which represented 3% of the cost or amortized cost of such securities. At December 31, 2005, $854 million of unrealized losses related to securities with an unrealized loss position of less than 20% of cost or amortized cost, which represented 2% of the cost or amortized cost of such securities.

     At December 31, 2006, $8 million of unrealized losses related to securities with an unrealized loss position of 20% or more of cost or amortized cost, which represented 35% of the cost or amortized cost of such securities. Of such unrealized losses of $8 million, $4 million related to securities that were in an unrealized loss position for a period of less than six months. At December 31, 2005, $30 million of unrealized losses related to securities with an unrealized loss position of 20% or more of cost or amortized cost, which represented 37% of the cost or amortized cost of such securities. Of such unrealized losses of $30 million, all related to securities that were in an unrealized loss position for a period of less than six months.

     The Company held two fixed maturity securities and equity securities each with a gross unrealized loss at December 31, 2006 of greater than $10 million. These securities represented 3%, or $25 million in the aggregate, of the gross unrealized loss on fixed maturity and equity securities.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     At December 31, 2006 and 2005, the Company had $866 million and $884 million, respectively, of gross unrealized loss related to its fixed maturity and equity securities. These securities are concentrated, calculated as a percentage of gross unrealized loss, as follows:

                                                                       DECEMBER
                                                                         31,
                                                                     -----------
                                                                     2006   2005
                                                                     ----   ----
SECTOR:
  U.S. corporate securities........................................    49%    47%
  Residential mortgage-backed securities...........................     9     15
  Foreign corporate securities.....................................    15     16
  U.S. Treasury/agency securities..................................    15      7
  Commercial mortgage-backed securities............................     5      9
  Other............................................................     7      6
                                                                      ---    ---
     Total.........................................................   100%   100%
                                                                      ===    ===
INDUSTRY:
  Industrial.......................................................    26%    25%
  Finance..........................................................    18     17
  Government.......................................................    15      7
  Mortgage-backed..................................................    14     24
  Utility..........................................................    10      6
  Other............................................................    17     21
                                                                      ---    ---
     Total.........................................................   100%   100%
                                                                      ===    ===



     As described more fully in Note 1, the Company performs a regular evaluation, on a security-by-security basis, of its investment holdings in accordance with its impairment policy in order to evaluate whether such securities are other-than-temporarily impaired. One of the criteria which the Company considers in its other-than-temporary impairment analysis is its intent and ability to hold securities for a period of time sufficient to allow for the recovery of their value to an amount equal to or greater than cost or amortized cost. The Company's intent and ability to hold securities considers broad portfolio management objectives such as asset/liability duration management, issuer and industry segment exposures, interest rate views and the overall total return focus. In following these portfolio management objectives, changes in facts and circumstances that were present in past reporting periods may trigger a decision to sell securities that were held in prior reporting periods. Decisions to sell are based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives including liquidity needs or duration targets on asset/liability managed portfolios. The Company attempts to anticipate these types of changes and if a sale decision has been made on an impaired security and that security is not expected to recover prior to the expected time of sale, the security will be deemed other-than-temporarily impaired in the period that the sale decision was made and an other-than-temporary impairment loss will be recognized.

     Based upon the Company's current evaluation of the securities in accordance with its impairment policy, the cause of the decline being principally attributable to the general rise in rates during the holding period, and the Company's current intent and ability to hold the fixed maturity and equity securities with unrealized losses for a period of time sufficient for them to recover, the Company has concluded that the aforementioned securities are not other-than-temporarily impaired.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  SECURITIES LENDING

     The Company participates in a securities lending program whereby blocks of securities, which are included in fixed maturity and equity securities, are loaned to third parties, primarily major brokerage firms. The Company requires a minimum of 102% of the fair value of the loaned securities to be separately maintained as collateral for the loans. Securities with a cost or amortized cost of $8.8 billion and $9.4 billion and an estimated fair value of $8.6 billion and $9.3 billion were on loan under the program at December 31, 2006 and 2005, respectively. Securities loaned under such transactions may be sold or repledged by the transferee. The Company was liable for cash collateral under its control of $8.9 billion and $9.6 billion at December 31, 2006 and 2005, respectively. Security collateral of $83 million and $174 million on deposit from customers in connection with the securities lending transactions at December 31, 2006 and 2005, respectively, may not be sold or repledged and is not reflected in the consolidated financial statements.

  ASSETS ON DEPOSIT

     The Company had investment assets on deposit with regulatory agencies with a fair market value of $20 million and $25 million at December 31, 2006 and 2005, respectively, consisting primarily of fixed maturity and equity securities.

  MORTGAGE AND CONSUMER LOANS

     Mortgage and consumer loans are categorized as follows:

                                                                  DECEMBER 31,
                                                      -----------------------------------
                                                            2006               2005
                                                      ----------------   ----------------
                                                      AMOUNT   PERCENT   AMOUNT   PERCENT
                                                      ------   -------   ------   -------
                                                                 (IN MILLIONS)
Commercial mortgage loans...........................  $2,095      58%    $1,173      46%
Agricultural mortgage loans.........................   1,460      41      1,300      51
Consumer loans......................................      46       1         79       3
                                                      ------     ---     ------     ---
  Subtotal..........................................   3,601     100%     2,552     100%
                                                                 ===                ===
Less: Valuation allowances..........................       6                  9
                                                      ------             ------
Mortgage and consumer loans.........................  $3,595             $2,543
                                                      ======             ======



     Mortgage loans are collateralized by properties located in the United States. At December 31, 2006, 27%, 8% and 7% of the value of the Company's mortgage and consumer loans were located in California, Texas and New York, respectively. Generally, the Company, as the lender, only loans up to 75% of the purchase price of the underlying real estate.

     Information regarding loan valuation allowances for mortgage and consumer loans is as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                              2006      2005      2004
                                                              ----      ----      ----
                                                                    (IN MILLIONS)
Balance at January 1,.......................................   $ 9       $ 1       $ 1
Additions...................................................     3         8        --
Deductions..................................................    (6)       --        --
                                                               ---       ---       ---
Balance at December 31,.....................................   $ 6       $ 9       $ 1
                                                               ===       ===       ===


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     A portion of the Company's mortgage and consumer loans was impaired and consists of the following:

                                                                      DECEMBER 31,
                                                            -------------------------------
                                                                 2006             2005
                                                            --------------   --------------
                                                                     (IN MILLIONS)
Impaired loans with valuation allowances..................        $--              $ 2
Impaired loans without valuation allowances...............          8               14
                                                                  ---              ---
  Subtotal................................................          8               16
Less: Valuation allowances on impaired loans..............         --                1
                                                                  ---              ---
  Impaired loans..........................................        $ 8              $15
                                                                  ===              ===



     Mortgage and consumer loans with scheduled payments of 90 days or more past due on which interest is still accruing had an amortized cost of $6 million and $13 million at December 31, 2006 and 2005, respectively. There were no mortgage and consumer loans on which interest is no longer accrued at both December 31, 2006 and 2005. There were no mortgage and consumer loans in foreclosure at both December 31, 2006 and 2005.

  REAL ESTATE AND REAL ESTATE JOINT VENTURES

     Real estate and real estate joint ventures consisted of the following:

                                                                      DECEMBER 31,
                                                            -------------------------------
                                                                 2006             2005
                                                            --------------   --------------
                                                                     (IN MILLIONS)
Real estate...............................................       $ 37              $36
Accumulated depreciation..................................         (1)              --
                                                                 ----              ---
Net real estate...........................................         36               36
Real estate joint ventures................................        144               60
                                                                 ----              ---
Real estate and real estate joint ventures................       $180              $96
                                                                 ====              ===



     The components of real estate and real estate joint ventures are as follows:

                                                                       DECEMBER
                                                                         31,
                                                                     -----------
                                                                     2006   2005
                                                                     ----   ----
                                                                         (IN
                                                                      MILLIONS)
Real estate and real estate joint ventures held-for-investment.....  $173    $91
Real estate held-for-sale..........................................     7      5
                                                                     ----    ---
Real estate and real estate joint ventures.........................  $180    $96
                                                                     ====    ===



     Related depreciation expense was insignificant for all periods presented.

     There were no non-income producing real estate and real estate joint ventures at December 31, 2006. The carrying value of non-income producing real estate and real estate joint ventures was $3 million at December 31, 2005.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Real estate and real estate joint ventures were categorized as follows:

                                                                  DECEMBER 31,
                                                      -----------------------------------
                                                            2006               2005
                                                      ----------------   ----------------
                                                      AMOUNT   PERCENT   AMOUNT   PERCENT
                                                      ------   -------   ------   -------
                                                                 (IN MILLIONS)
Office..............................................   $ 46       26%      $53       55%
Apartments..........................................     --       --         1        1
Retail..............................................     12        7        --       --
Real estate investment funds........................     93       52        --       --
Land................................................      1       --         3        3
Agriculture.........................................     28       15        31       32
Industrial..........................................     --       --         8        9
                                                       ----      ---       ---      ---
  Total.............................................   $180      100%      $96      100%
                                                       ====      ===       ===      ===



     The Company's real estate holdings are primarily located in the United States. At December 31, 2006, 72%, 7% and 6% of the Company's real estate holdings were located in New York, Florida and Texas, respectively.

  NET INVESTMENT INCOME

     The components of net investment income are as follows:

                                                              YEARS ENDED DECEMBER
                                                                       31,
                                                             ----------------------
                                                              2006     2005    2004
                                                             ------   ------   ----
                                                                  (IN MILLIONS)
Fixed maturity securities..................................  $2,719   $1,377   $176
Equity securities..........................................      17        6     --
Mortgage and consumer loans................................     182      113     34
Policy loans...............................................      52       26      2
Real estate and real estate joint ventures.................      29        2     --
Other limited partnership interests........................     238       33     --
Cash, cash equivalents and short-term investments..........     137       71      6
Other......................................................       8       --     --
                                                             ------   ------   ----
  Total investment income..................................   3,382    1,628    218
Less: Investment expenses..................................     543      190     11
                                                             ------   ------   ----
  Net investment income....................................  $2,839   $1,438   $207
                                                             ======   ======   ====



     For the years ended December 31, 2006, 2005 and 2004, affiliated investment income of $29 million, $10 million and $4 million, respectively, related to short-term investments, is included in the table above.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  NET INVESTMENT GAINS (LOSSES)

     The components of net investment gains (losses) are as follows:

                                                              YEARS ENDED DECEMBER
                                                                       31,
                                                              --------------------
                                                               2006    2005   2004
                                                              -----   -----   ----
                                                                  (IN MILLIONS)
Fixed maturity securities...................................  $(497)  $(300)   $(5)
Equity securities...........................................     10       1     --
Mortgage and consumer loans.................................      7      (9)    --
Real estate and real estate joint ventures..................     64       7     --
Other limited partnership interests.........................     (1)     (1)    --
Sales of businesses.........................................     --       2     --
Derivatives.................................................    177      (2)    (4)
Other.......................................................   (281)    104     --
                                                              -----   -----    ---
  Net investment gains (losses).............................  $(521)  $(198)   $(9)
                                                              =====   =====    ===



     For the years ended December 31, 2006, 2005 and 2004, affiliated investment gains (losses) of ($87) million, ($25) million and ($4) million, respectively, are included in the table above.

     The Company periodically disposes of fixed maturity and equity securities at a loss. Generally, such losses are insignificant in amount or in relation to the cost basis of the investment, are attributable to declines in fair value occurring in the period of the disposition or are as a result of management's decision to sell securities based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives.

     Losses from fixed maturity and equity securities deemed other-than-temporarily impaired, included within net investment gains (losses), were $41 million, $0 and $1 million for the years ended December 31, 2006, 2005 and 2004, respectively.

  NET UNREALIZED INVESTMENT GAINS (LOSSES)

     The components of net unrealized investment gains (losses), included in accumulated other comprehensive income (loss), are as follows:

                                                              YEARS ENDED DECEMBER
                                                                       31,
                                                              --------------------
                                                               2006    2005   2004
                                                              -----   -----   ----
                                                                  (IN MILLIONS)
Fixed maturity securities...................................  $(566)  $(639)  $ 97
Equity securities...........................................     17      (4)    --
Derivatives.................................................     (9)     (2)    (4)
Other.......................................................      7     (19)    --
                                                              -----   -----   ----
  Subtotal..................................................   (551)   (664)    93
                                                              -----   -----   ----
Amounts allocated from:
  Future policy benefit loss recognition....................     --     (78)    --
  DAC and VOBA..............................................     66     102    (47)
                                                              -----   -----   ----
  Subtotal..................................................     66      24    (47)
Deferred income tax.........................................    171     224    (16)
                                                              -----   -----   ----
  Subtotal..................................................    237     248    (63)
                                                              -----   -----   ----
     Net unrealized investment gains (losses)...............  $(314)  $(416)  $ 30
                                                              =====   =====   ====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The changes in net unrealized investment gains (losses) are as follows:

                                                              YEARS ENDED DECEMBER
                                                                       31,
                                                              --------------------
                                                               2006    2005   2004
                                                              -----   -----   ----
                                                                  (IN MILLIONS)
Balance, January 1,.........................................  $(416)  $  30   $ 32
Unrealized investment gains (losses) during the year........    113    (756)   (14)
Unrealized investment gains (losses) relating to:
  Future policy benefit gain (loss) recognition.............     78     (78)    --
  DAC and VOBA..............................................    (36)    148     10
  Deferred income tax.......................................    (53)    240      2
                                                              -----   -----   ----
Balance, December 31,.......................................  $(314)  $(416)  $ 30
                                                              =====   =====   ====
Net change in unrealized investment gains (losses)..........  $ 102   $(446)  $ (2)
                                                              =====   =====   ====



  TRADING SECURITIES

     MetLife Connecticut was the majority owner of Tribeca on the Acquisition Date. Tribeca was a feeder fund investment structure whereby the feeder fund invests substantially all of its assets in the master fund, Tribeca Global Convertible Instruments, Ltd. The primary investment objective of the master fund is to achieve enhanced risk-adjusted return by investing in domestic and foreign equities and equity-related securities utilizing such strategies as convertible securities arbitrage. At December 31, 2005, the Company was the majority owner of Tribeca and consolidated the fund within its consolidated financial statements. At December 31, 2005, the Company held $452 million of trading securities and $190 million of the short sale agreements associated with the trading securities portfolio, which are included within other liabilities. Net investment income related to the trading activities of Tribeca, which included interest and dividends earned and net realized and unrealized gains (losses), was $12 million and $6 million for the years ended December 31, 2006 and 2005, respectively.

     During the second quarter of 2006, the Company's ownership interests in Tribeca declined to a position whereby Tribeca is no longer consolidated and, as of June 30, 2006, is accounted for under the equity method of accounting. The equity method investment at December 31, 2006 of $82 million was included in other limited partnership interests. Net investment income related to the Company's equity method investment in Tribeca was $9 million for the six months ended December 31, 2006.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  VARIABLE INTEREST ENTITIES

     The following table presents the total assets of and maximum exposure to loss relating to VIEs for which the Company has concluded that it holds significant variable interests but it is not the primary beneficiary and which have not been consolidated:

                                                                   DECEMBER 31, 2006
                                                               ------------------------
                                                                              MAXIMUM
                                                                  TOTAL     EXPOSURE TO
                                                               ASSETS (1)     LOSS (2)
                                                               ----------   -----------
                                                                     (IN MILLIONS)
Asset-backed securitizations.................................    $   866        $ 39
Real estate joint ventures(3)................................        944          63
Other limited partnership interests(4).......................      2,629         193
Other investments(5).........................................     14,839         485
                                                                 -------        ----
  Total......................................................    $19,278        $780
                                                                 =======        ====



--------

   (1) The assets of the asset-backed securitizations are reflected at fair value at December 31, 2006. The assets of the real estate joint ventures, other limited partnership interests and other investments are reflected at the carrying amounts at which such assets would have been reflected on the Company's balance sheet had the Company consolidated the VIE from the date of its initial investment in the entity.

   (2) The maximum exposure to loss of the asset-backed securitizations is equal to the carrying amounts of participation. The maximum exposure to loss relating to real estate joint ventures, other limited partnership interests and other investments is equal to the carrying amounts plus any unfunded commitments, reduced by amounts guaranteed by other partners.

   (3) Real estate joint ventures include partnerships and other ventures which engage in the acquisition, development, management and disposal of real estate investments.

   (4) Other limited partnership interests include partnerships established for the purpose of investing in public and private debt and equity securities, as well as limited partnerships.

   (5) Other investments include securities that are not asset-backed securitizations.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

5.  DERIVATIVE FINANCIAL INSTRUMENTS

  TYPES OF DERIVATIVE FINANCIAL INSTRUMENTS

     The following table presents the notional amounts and current market or fair value of derivative financial instruments held at:

                             DECEMBER 31, 2006                    DECEMBER 31, 2005
                     ---------------------------------    ---------------------------------
                                     CURRENT MARKET                       CURRENT MARKET
                                     OR FAIR VALUE                        OR FAIR VALUE
                     NOTIONAL    ---------------------    NOTIONAL    ---------------------
                      AMOUNT     ASSETS    LIABILITIES     AMOUNT     ASSETS    LIABILITIES
                     --------    ------    -----------    --------    ------    -----------
                                                  (IN MILLIONS)
Interest rate
  swaps...........    $ 8,841    $  431        $ 70        $ 6,623    $  356        $ 52
Interest rate
  floors..........      9,021        71          --          2,000        26          --
Interest rate
  caps............      6,715         6          --          3,020        18          --
Financial
  futures.........        602         6           1            228         2           2
Foreign currency
  swaps...........      2,723       580          66          3,110       429          76
Foreign currency
  forwards........        124         1          --            488        18           2
Options...........         --        80           7             --       165           3
Financial
  forwards........        900        --          15             --        --           2
Credit default
  swaps...........      1,231         1           5            987         2           2
                      -------    ------        ----        -------    ------        ----
  Total...........    $30,157    $1,176        $164        $16,456    $1,016        $139
                      =======    ======        ====        =======    ======        ====



     The above table does not include notional values for equity futures, equity financial forwards and equity options. At December 31, 2006 and 2005, the Company owned 290 and 587 equity futures contracts, respectively. Market values of equity futures are included in financial futures in the preceding table. At December 31, 2006 and 2005, the Company owned 85,500 and 75,500 equity financial forwards, respectively. Market values of equity financial forwards are included in financial forwards in the preceding table. At December 31, 2006 and 2005, the Company owned 1,022,900 and 1,420,650 equity options, respectively. Market values of equity options are included in options in the preceding table.

     The following table presents the notional amounts of derivative financial instruments by maturity at December 31, 2006:

                                                          REMAINING LIFE
                    -----------------------------------------------------------------------------------------
                                          AFTER ONE YEAR       AFTER FIVE YEARS
                    ONE YEAR OR LESS    THROUGH FIVE YEARS    THROUGH TEN YEARS    AFTER TEN YEARS     TOTAL
                    ----------------    ------------------    -----------------    ---------------    -------
                                                          (IN MILLIONS)
Interest rate
  swaps...........       $  980               $ 5,570              $ 1,699              $  592        $ 8,841
Interest rate
  floors..........           --                   551                8,470                  --          9,021
Interest rate
  caps............           --                 6,715                   --                  --          6,715
Financial
  futures.........          602                    --                   --                  --            602
Foreign currency
  swaps...........           67                 1,588                  996                  72          2,723
Foreign currency
  forwards........          124                    --                   --                  --            124
Financial
  forwards........           --                    --                   --                 900            900
Credit default
  swaps...........           30                 1,186                   15                  --          1,231
                         ------               -------              -------              ------        -------
  Total...........       $1,803               $15,610              $11,180              $1,564        $30,157
                         ======               =======              =======              ======        =======


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by the counterparty at each due date.

     The Company also enters into basis swaps to better match the cash flows from assets and related liabilities. In a basis swap, both legs of the swap are floating with each based on a different index. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each due date. Basis swaps are included in interest rate swaps in the preceding table.

     Interest rate caps and floors are used by the Company primarily to protect its floating rate liabilities against rises in interest rates above a specified level, and against interest rate exposure arising from mismatches between assets and liabilities (duration mismatches), as well as to protect its minimum rate guarantee liabilities against declines in interest rates below a specified level, respectively.

     In exchange-traded interest rate (Treasury and swap) and equity futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of interest rate and equity securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange.

     Exchange-traded interest rate (Treasury and swap) futures are used primarily to hedge mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, to hedge against changes in value of securities the Company owns or anticipates acquiring, and to hedge against changes in interest rates on anticipated liability issuances by replicating Treasury or swap curve performance. The value of interest rate futures is substantially impacted by changes in interest rates and they can be used to modify or hedge existing interest rate risk.

     Exchange-traded equity futures are used primarily to hedge liabilities embedded in certain variable annuity products offered by the Company.

     Foreign currency derivatives, including foreign currency swaps, foreign currency forwards and currency option contracts, are used by the Company to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets and liabilities denominated in foreign currencies. The Company also uses foreign currency forwards to hedge the foreign currency risk associated with certain of its net investments in foreign operations.

     In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a forward exchange rate calculated by reference to an agreed upon principal amount. The principal amount of each currency is exchanged at the inception and termination of the currency swap by each party.

     In a foreign currency forward transaction, the Company agrees with another party to deliver a specified amount of an identified currency at a specified future date. The price is agreed upon at the time of the contract and payment for such a contract is made in a different currency at the specified future date.

     The Company enters into currency option contracts that give it the right, but not the obligation, to sell the foreign currency amount in exchange for a functional currency amount within a limited time at a contracted price. The contracts may also be net settled in cash, based on differentials in the foreign exchange rate and the strike price. Currency option contracts are included in options in the preceding table.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Equity index options are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. To hedge against adverse changes in equity indices, the Company enters into contracts to sell the equity index within a limited time at a contracted price. The contracts will be net settled in cash based on differentials in the indices at the time of exercise and the strike price. Equity index options are included in options in the preceding table.

     The Company enters into financial forwards to buy and sell securities. The price is agreed upon at the time of the contract and payment for such a contract is made at a specified future date.

     Equity variance swaps are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on changes in equity volatility over a defined period. Equity variance swaps are included in financial forwards in the preceding table.

     Certain credit default swaps are used by the Company to hedge against credit-related changes in the value of its investments and to diversify its credit risk exposure in certain portfolios. In a credit default swap transaction, the Company agrees with another party, at specified intervals, to pay a premium to insure credit risk. If a credit event, as defined by the contract, occurs, generally the contract will require the swap to be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered.

     Credit default swaps are also used to synthetically create investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and usually a U.S. Treasury or Agency security.

  HEDGING

     The following table presents the notional amounts and fair value of derivatives by type of hedge designation at:

                                            DECEMBER 31, 2006                 DECEMBER 31, 2005
                                     -------------------------------   -------------------------------
                                                     FAIR VALUE                        FAIR VALUE
                                     NOTIONAL   --------------------   NOTIONAL   --------------------
                                      AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
                                     --------   ------   -----------   --------   ------   -----------
                                                               (IN MILLIONS)
Fair value.........................   $    69   $   --       $  1       $    71   $   --       $ --
Cash flow..........................       455       42         --           442        2          4
Non-qualifying.....................    29,633    1,134        163        15,943    1,014        135
                                      -------   ------       ----       -------   ------       ----
  Total............................   $30,157   $1,176       $164       $16,456   $1,016       $139
                                      =======   ======       ====       =======   ======       ====



     The following table presents the settlement payments recorded in income for the:

                                                                YEARS ENDED DECEMBER
                                                                        31,
                                                              -----------------------
                                                              2006     2005      2004
                                                              ----     ----      ----
                                                                   (IN MILLIONS)
Qualifying hedges:
  Interest credited to policyholder account balances........   $(9)     $(1)      $--
Non-qualifying hedges:
  Net investment gains (losses).............................    73       (8)       --
                                                               ---      ---       ---
  Total.....................................................   $64      $(9)      $--
                                                               ===      ===       ===


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  FAIR VALUE HEDGES

     The Company designates and accounts for the following as fair value hedges when they have met the requirements of SFAS 133: (i) interest rate swaps to convert fixed rate investments to floating rate investments; (ii) foreign currency swaps to hedge the foreign currency fair value exposure of foreign currency denominated investments and liabilities; and (iii) interest rate futures to hedge against changes in value of fixed rate securities.

     The Company recognized net investment gains (losses) representing the ineffective portion of all fair value hedges as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                              2006      2005      2004
                                                              ----      ----      ----
                                                                    (IN MILLIONS)
Changes in the fair value of derivatives....................   $(1)      $--       $(1)
Changes in the fair value of the items hedged...............     2        --         1
                                                               ---       ---       ---
Net ineffectiveness of fair value hedging activities........   $ 1       $--       $--
                                                               ===       ===       ===



     All components of each derivative's gain or loss were included in the assessment of hedge ineffectiveness. There were no instances in which the Company discontinued fair value hedge accounting due to a hedged firm commitment no longer qualifying as a fair value hedge.

  CASH FLOW HEDGES

     The Company designates and accounts for the following as cash flow hedges, when they have met the requirements of SFAS 133: (i) interest rate swaps to convert floating rate investments to fixed rate investments; (ii) interest rate swaps to convert floating rate liabilities into fixed rate liabilities; and
(iii) foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated investments and liabilities.

     For the year ended December 31, 2006, the Company recognized no net investment gains (losses) as the ineffective portion of all cash flow hedges. For the years ended December 31, 2005 and 2004, the Company recognized insignificant net investment gains (losses), which represent the ineffective portion of all cash flow hedges. All components of each derivative's gain or loss were included in the assessment of hedge ineffectiveness. For the years ended December 31, 2006, 2005 and 2004, there were no instances in which the Company discontinued cash flow hedge accounting because the forecasted transactions did not occur on the anticipated date or in the additional time period permitted by SFAS 133. There were no hedged forecasted transactions, other than the receipt or payment of variable interest payments for the years ended December 31, 2006, 2005 and 2004.

     The following table presents the components of other comprehensive income
(loss), before income tax, related to cash flow hedges:

                                                              YEARS ENDED DECEMBER 31,
                                                              ------------------------
                                                              2006      2005      2004
                                                              ----      ----      ----
                                                                    (IN MILLIONS)
Balance at January 1,.......................................   $(2)      $(4)      $(2)
Gains (losses) deferred in other comprehensive income (loss)
  on the effective portion of cash flow hedges..............    (7)        2        (2)
                                                               ---       ---       ---
Balance at December 31,.....................................   $(9)      $(2)      $(4)
                                                               ===       ===       ===



     At December 31, 2006, $19 million of the deferred net gain on derivatives accumulated in other comprehensive income (loss) are expected to be reclassified to earnings during the year ending December 31, 2007.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  NON-QUALIFYING DERIVATIVES AND DERIVATIVES FOR PURPOSES OTHER THAN HEDGING

     The Company enters into the following derivatives that do not qualify for hedge accounting under SFAS 133 or for purposes other than hedging: (i) interest rate swaps, purchased caps and floors, and interest rate futures to economically hedge its exposure to interest rate volatility; (ii) foreign currency forwards, swaps and option contracts to economically hedge its exposure to adverse movements in exchange rates; (iii) credit default swaps to minimize its exposure to adverse movements in credit; (iv) equity futures, equity index options and equity variance swaps to economically hedge liabilities embedded in certain variable annuity products; (v) credit default swaps to synthetically create investments; and (vi) basis swaps to better match the cash flows of assets and related liabilities.

     For the years ended December 31, 2006, 2005 and 2004, the Company recognized as net investment gains (losses), excluding embedded derivatives, changes in fair value of $16 million, ($37) million and ($6) million, respectively, related to derivatives that do not qualify for hedge accounting.

  EMBEDDED DERIVATIVES

     The Company has certain embedded derivatives which are required to be separated from their host contracts and accounted for as derivatives. These host contracts include guaranteed minimum withdrawal contracts and guaranteed minimum accumulation contracts. The fair value of the Company's embedded derivative assets was $40 million and $0 at December 31, 2006 and 2005, respectively. The fair value of the Company's embedded derivative liabilities was $3 million and $40 million at December 31, 2006 and 2005, respectively. The amounts recorded and included in net investment gains (losses) for the years ended December 31, 2006 and 2005 were gains of $80 million and $41 million, respectively. There were no amounts recorded and included in net investment gains (losses) for the year ended December 31, 2004.

  CREDIT RISK

     The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. Generally, the current credit exposure of the Company's derivative contracts is limited to the fair value at the reporting date. The credit exposure of the Company's derivative transactions is represented by the fair value of contracts with a net positive fair value at the reporting date.

     The Company manages its credit risk related to over-the-counter derivatives by entering into transactions with creditworthy counterparties, maintaining collateral arrangements and through the use of master agreements that provide for a single net payment to be made by one counterparty to another at each due date and upon termination. Because exchange traded futures are effected through regulated exchanges, and positions are marked to market on a daily basis, the Company has minimal exposure to credit related losses in the event of nonperformance by counterparties to such derivative instruments.

     The Company enters into various collateral arrangements, which require both the pledging and accepting of collateral in connection with its derivative instruments. As of December 31, 2006 and 2005, the Company was obligated to return cash collateral under its control of $273 million and $145 million, respectively. This unrestricted cash collateral is included in cash and cash equivalents and the obligation to return it is included in payables for collateral under securities loaned and other transactions in the consolidated balance sheets. As of December 31, 2006 and 2005, the Company had also accepted collateral consisting of various securities with a fair market value of $410 million and $427 million, respectively, which are held in separate custodial accounts. The Company is permitted by contract to sell or repledge this collateral, but as of December 31, 2006 and 2005, none of the collateral had been sold or repledged.

     In addition, the Company has exchange traded futures, which require the pledging of collateral. As of December 31, 2006 and 2005, the Company pledged collateral of $25 million and $22 million, respectively, which

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


is included in fixed maturity securities. The counterparties are permitted by contract to sell or repledge this collateral.

6.  DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

     Information regarding DAC and VOBA is as follows:

                                                              DAC     VOBA     TOTAL
                                                            ------   ------   ------
                                                                  (IN MILLIONS)
Balance at January 1, 2004................................  $  502   $   --   $  502
  Capitalizations.........................................     281       --      281
                                                            ------   ------   ------
     Subtotal.............................................     783       --      783
  Less: Amortization related to:
     Net investment gains (losses)........................      (2)      --       (2)
     Unrealized investment gains (losses).................     (10)      --      (10)
     Other expenses.......................................     117       --      117
                                                            ------   ------   ------
       Total amortization.................................     105       --      105
                                                            ------   ------   ------
Balance at December 31, 2004..............................     678       --      678
Contribution of MetLife Connecticut from MetLife (Note
  2)......................................................      --    3,490    3,490
  Capitalizations.........................................     886       --      886
                                                            ------   ------   ------
     Subtotal.............................................   1,564    3,490    5,054
  Less: Amortization related to:
     Net investment gains (losses)........................      --      (26)     (26)
     Unrealized investment gains (losses).................     (41)    (107)    (148)
     Other expenses.......................................     109      205      314
                                                            ------   ------   ------
       Total amortization.................................      68       72      140
                                                            ------   ------   ------
Balance at December 31, 2005..............................   1,496    3,418    4,914
  Capitalizations.........................................     721       --      721
                                                            ------   ------   ------
     Subtotal.............................................   2,217    3,418    5,635
  Less: Amortization related to:
     Net investment gains (losses)........................     (16)     (68)     (84)
     Unrealized investment gains (losses).................     (10)      46       36
     Other expenses.......................................     252      320      572
                                                            ------   ------   ------
       Total amortization.................................     226      298      524
                                                            ------   ------   ------
Balance at December 31, 2006..............................  $1,991   $3,120   $5,111
                                                            ======   ======   ======



     The estimated future amortization expense allocated to other expenses for the next five years for VOBA is $358 million in 2007, $333 million in 2008, $312 million in 2009, $283 million in 2010 and $253 million in 2011.

     Amortization of VOBA and DAC is related to (i) investment gains and losses and the impact of such gains and losses on the amount of the amortization; (ii) unrealized investment gains and losses to provide information regarding the amount that would have been amortized if such gains and losses had been recognized; and (iii) other expenses to provide amounts related to the gross margins or profits originating from transactions other than investment gains and losses.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

7.  GOODWILL

     Goodwill is the excess of cost over the fair value of net assets acquired. Information regarding goodwill is as follows:

                                                                      DECEMBER
                                                                        31,
                                                                    -----------
                                                                    2006   2005
                                                                    ----   ----
                                                                        (IN
                                                                     MILLIONS)
Balance at January 1,.............................................  $924   $ 68
Contribution of MetLife Connecticut from MetLife (Note 2).........    29    856
                                                                    ----   ----
Balance at December 31,...........................................  $953   $924
                                                                    ====   ====



8.  INSURANCE

  VALUE OF DISTRIBUTION AGREEMENTS AND CUSTOMER RELATIONSHIPS ACQUIRED

     Information regarding VODA and the value of customer relationships acquired ("VOCRA"), which are reported in other assets, is as follows:

                                                                 YEARS ENDED DECEMBER
                                                                          31,
                                                                ----------------------
                                                                2006     2005     2004
                                                                ----     ----     ----
                                                                     (IN MILLIONS)
Balance at January 1,........................................   $ 72      $--      $--
Contribution of MetLife Connecticut from MetLife (Note 2)....     --       73       --
Contribution of VODA from MetLife............................    167       --       --
Amortization.................................................     (2)      (1)      --
                                                                ----      ---      ---
Balance at December 31,......................................   $237      $72      $--
                                                                ====      ===      ===



     The estimated future amortization expense allocated to other expenses for the next five years for VODA and VOCRA is $5 million in 2007, $7 million in 2008, $9 million in 2009, $11 million in 2010 and $11 million in 2011.

     On September 30, 2006, MLI-USA received a capital contribution from MetLife of $162 million in the form of intangible assets related to VODA of $167 million, net of deferred income tax of $5 million, for which MLI-USA receives the benefit. The VODA originated through MetLife's acquisition of Travelers and is reported within other assets in the amount of $166 million at December 31, 2006.

     The value of the other identifiable intangibles as discussed above reflects the estimated fair value of the Citigroup/Travelers distribution agreement acquired at July 1, 2005 and will be amortized in relation to the expected economic benefits of the agreement. The weighted average amortization period of the other intangible assets is 16 years. If actual experience under the distribution agreements differs from expectations, the amortization of these intangibles will be adjusted to reflect actual experience.

     The use of discount rates was necessary to establish the fair value of the other identifiable intangible assets. In selecting the appropriate discount rates, management considered its weighted average cost of capital as well as the weighted average cost of capital required by market participants. A discount rate of 11.5% was used to value these intangible assets.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  SALES INDUCEMENTS

     Information regarding deferred sales inducements, which are reported in other assets, is as follows:

                                                              YEARS ENDED DECEMBER
                                                                       31,
                                                             ----------------------
                                                             2006     2005     2004
                                                             ----     ----     ----
                                                                  (IN MILLIONS)
Balance at January 1,......................................  $218     $143     $ 94
Capitalization.............................................   129       83       65
Amortization...............................................   (17)      (8)     (16)
                                                             ----     ----     ----
Balance at December 31,....................................  $330     $218     $143
                                                             ====     ====     ====



  SEPARATE ACCOUNTS

     Separate account assets and liabilities at December 31, 2006, include pass-through separate accounts totaling $50.1 billion for which the policyholder assumes all investment risk. Separate account assets and liabilities at December 31, 2005, included two categories of account types: pass-through separate accounts totaling $43.6 billion and separate accounts with a minimum return or account value for which the Company contractually guarantees either a minimum return or account value to the policyholder which totaled $943 million. The average interest rates credited on these contracts were 4.5% at December 31, 2005.

     Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues as universal life and investment-type product policy fees and totaled $800 million, $467 million and $155 million for the years ended December 31, 2006, 2005 and 2004, respectively.

     For the years ended December 31, 2006, 2005 and 2004, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

  OBLIGATIONS UNDER GUARANTEED INTEREST CONTRACT PROGRAM

     The Company issues fixed and floating rate obligations under its guaranteed interest contract ("GIC") program which are denominated in either U.S. dollars or foreign currencies. During the year ended December 31, 2006, there were no new issuances in such obligations and there were repayments of $1.1 billion. During the years ended December 31, 2005 and 2004, there were no new issuances or repayments of such obligations. Accordingly, at December 31, 2006 and 2005, GICs outstanding, which are included in PABs, were $4.6 billion and $5.3 billion, respectively. During the years ended December 31, 2006, 2005 and 2004, interest credited on the contracts, which are included in interest credited to PABs, was $163 million, $80 million and $0, respectively.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  LIABILITIES FOR UNPAID CLAIMS AND CLAIM EXPENSES

     Information regarding the liabilities for unpaid claims and claim expenses relating to group accident and non-medical health policies and contracts, which are reported in future policyholder benefits, is as follows:

                                                  YEARS ENDED DECEMBER 31,
                                                 -------------------------
                                                     2006          2005
                                                 -----------   -----------
                                                       (IN MILLIONS)
Balance at January 1,..........................  $       512   $        --
  Less: Reinsurance recoverables...............         (373)           --
                                                 -----------   -----------
Net balance January 1,.........................          139            --
                                                 -----------   -----------
Contribution of MetLife Connecticut by MetLife
  (Note 2).....................................           --           137
Incurred related to:
  Current year.................................           29            19
  Prior years..................................            4            (3)
                                                 -----------   -----------
                                                          33            16
                                                 -----------   -----------
Paid related to:
  Current year.................................           (2)           (1)
  Prior years..................................          (22)          (13)
                                                 -----------   -----------
                                                         (24)          (14)
                                                 -----------   -----------
Net balance at December 31,....................          148           139
  Add: Reinsurance recoverables................          403           373
                                                 -----------   -----------
Balance at December 31,........................  $       551   $       512
                                                 ===========   ===========



     There were no liabilities for unpaid claims and claims expenses for the year ended December 31, 2004.

     Claims and claim adjustment expenses associated with prior periods increased by $4 million for the year ended December 31, 2006, and decreased by $3 million for the year ended December 31, 2005. There were no claims and claim adjustment expenses associated with prior periods for the year ended December 31, 2004. In all periods presented, the change was due to differences between actual benefit periods and expected benefit periods for long-term care and disability contracts.

  GUARANTEES

     The Company issues annuity contracts which may include contractual guarantees to the contractholder for: (i) return of no less than total deposits made to the contract less any partial withdrawals ("return of net deposits"); and (ii) the highest contract value on a specified anniversary date minus any withdrawals following the contract anniversary, or total deposits made to the contract less any partial withdrawals plus a minimum return ("anniversary contract value" or "minimum return").

     The Company also issues universal and variable life contracts where the Company contractually guarantees to the contractholder a secondary guarantee.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Information regarding the types of guarantees relating to annuity contracts and universal and variable life contracts is as follows:

                                                                AT DECEMBER 31,
                                  ---------------------------------------------------------------------------
                                                 2006                                     2005
                                  ----------------------------------       ----------------------------------
                                      IN THE                 AT                IN THE                 AT
                                  EVENT OF DEATH       ANNUITIZATION       EVENT OF DEATH       ANNUITIZATION
                                  --------------       -------------       --------------       -------------
                                                                 (IN MILLIONS)
ANNUITY CONTRACTS(1)
RETURN OF NET DEPOSITS
  Separate account value........     $   8,213                 N/A            $   5,537                 N/A
  Net amount at risk(2).........     $      --(3)              N/A            $      --(3)              N/A
  Average attained age of
     contractholders............      61 years                 N/A             61 years                 N/A
ANNIVERSARY CONTRACT VALUE OR
  MINIMUM RETURN
  Separate account value........     $  44,036           $  13,179            $  40,744           $  10,081
  Net amount at risk(2).........     $   1,422(3)        $      30(4)         $     934(3)        $      38(4)
  Average attained age of
     contractholders............      58 years            60 years             60 years            60 years



                                                                    AT DECEMBER 31,
                                                              ---------------------------
                                                                 2006             2005
                                                              ----------       ----------
                                                               SECONDARY        SECONDARY
                                                              GUARANTEES       GUARANTEES
                                                              ----------       ----------
                                                                     (IN MILLIONS)
UNIVERSAL AND VARIABLE LIFE CONTRACTS(1)
Account value (general and separate account)...........        $   3,262        $   2,849
Net amount at risk(2)..................................        $  48,630(3)     $  44,943(3)
Average attained age of policyholders..................         57 years         56 years


--------

   (1) The Company's annuity and life contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.

   (2) The net amount at risk is based on the direct amount at risk (excluding reinsurance).

   (3) The net amount at risk for guarantees of amounts in the event of death is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.

   (4) The net amount at risk for guarantees of amounts at annuitization is defined as the present value of the minimum guaranteed annuity payments available to the contractholder determined in accordance with the terms of the contract in excess of the current account balance.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Information regarding the liabilities for guarantees (excluding base policy liabilities) relating to annuity and universal and variable life contracts is as follows:

                                                      ANNUITY      UNIVERSAL AND VARIABLE
                                                     CONTRACTS         LIFE CONTRACTS
                                                  --------------   ----------------------
                                                    GUARANTEED            SECONDARY
                                                  DEATH BENEFITS         GUARANTEES         TOTAL
                                                  --------------   ----------------------   -----
                                                                   (IN MILLIONS)
Balance at January 1, 2004......................        $--                  $--             $--
Incurred guaranteed benefits....................         --                   --              --
Paid guaranteed benefits........................         --                   --              --
                                                        ---                  ---             ---
Balance at December 31, 2004....................         --                   --              --
Incurred guaranteed benefits....................          3                    9              12
Paid guaranteed benefits........................         --                   --              --
                                                        ---                  ---             ---
Balance at December 31, 2005....................          3                    9              12
Incurred guaranteed benefits....................         --                   22              22
Paid guaranteed benefits........................         (3)                  --              (3)
                                                        ---                  ---             ---
Balance at December 31, 2006....................        $--                  $31             $31
                                                        ===                  ===             ===




     MLI-USA had guaranteed death and annuitization benefit liabilities on its annuity contracts of $38 million and $28 million at December 31, 2006 and 2005, respectively. MLI-USA reinsures 100% of this liability with an affiliate and has a corresponding recoverable from affiliated reinsurers related to such guarantee liabilities.

     Account balances of contracts with insurance guarantees are invested in separate account asset classes as follows:

                                                                   DECEMBER 31,
                                                                -----------------
                                                                  2006      2005
                                                                -------   -------
                                                                  (IN MILLIONS)
Mutual Fund Groupings
  Equity......................................................  $37,992   $30,480
  Bond........................................................    2,831     2,952
  Balanced....................................................    2,790     3,273
  Money Market................................................      949       791
  Specialty...................................................      460       684
                                                                -------   -------
     Total....................................................  $45,022   $38,180
                                                                =======   =======



9.  REINSURANCE

     The Company's life insurance operations participate in reinsurance activities in order to limit losses, minimize exposure to large risks, and provide additional capacity for future growth. The Company has historically reinsured the mortality risk on new individual life insurance policies primarily on an excess of retention basis or a quota share basis. The Company has reinsured up to 90% of the mortality risk for all new individual life insurance policies. This practice was initiated by the Company for different products starting at various points in time between 1997 and 2004. On a case by case basis, the Company may retain up to $5 million per life on single life individual policies and reinsure 100% of amounts in excess of the Company's retention limits. The Company evaluates its reinsurance programs routinely and may increase or decrease its retention at any time. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specific characteristics.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     In addition to reinsuring mortality risk, as described above, the Company reinsures other mortality and non-mortality risks, and specific coverages. The Company routinely reinsures certain classes of risks in order to limit its exposure to particular travel, avocation and lifestyle hazards. The Company has exposure to catastrophes, which could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of retention and quota share reinsurance arrangements to provide greater diversification of risk and minimize exposure to larger risks.

     The Company reinsures its business through a diversified group of reinsurers. No single unaffiliated reinsurer has a material obligation to the Company nor is the Company's business substantially dependent upon any reinsurance contracts. The Company is contingently liable with respect to ceded reinsurance should any reinsurer be unable to meet its obligations under these agreements.

     MICC's workers' compensation business is reinsured through a 100% quota-share agreement with The Travelers Indemnity Company, an insurance subsidiary of The Travelers Companies, Inc.

     Effective July 1, 2000, MetLife Connecticut reinsured 90% of its individual long-term care insurance business with Genworth Life Insurance Company ("GLIC," formerly known as General Electric Capital Assurance Company), and its subsidiary, in the form of indemnity reinsurance agreements. In accordance with the terms of the reinsurance agreement, GLIC will effect assumption and novation of the reinsured contracts, to the extent permitted by law, no later than July 1, 2008. Effective June 30, 2005, MetLife Connecticut entered into an agreement with CIHC to effectively transfer the remaining results from the long-term care block of business from MetLife Connecticut to CIHC. Under the terms of this agreement, any gains remaining are payable to CIHC and any losses remaining are reimbursable from CIHC. MetLife Connecticut does, however, retain limited investment exposure related to the reinsured contracts. Citigroup unconditionally guarantees the performance of its subsidiary, CIHC.

     The Company reinsures the new production of fixed annuities and the riders containing benefit guarantees related to variable annuities to affiliated and non-affiliated reinsurers. The Company reinsures its risk associated with the secondary death benefit guarantee rider on certain universal life contracts to an affiliate. See Note 19.

     The amounts in the consolidated statements of income are presented net of reinsurance ceded. Information regarding the effect of reinsurance is as follows:

                                                         YEARS ENDED DECEMBER
                                                                  31,
                                                         --------------------
                                                          2006    2005   2004
                                                         -----   -----   ----
                                                             (IN MILLIONS)
Direct premiums........................................  $ 599   $ 413    $13
Reinsurance assumed....................................     21      38     --
Reinsurance ceded......................................   (312)   (170)    (4)
                                                         -----   -----    ---
Net premiums...........................................  $ 308   $ 281    $ 9
                                                         =====   =====    ===
Reinsurance recoverables netted against policyholder
  benefits and claims..................................  $ 635   $ 560    $(1)
                                                         =====   =====    ===



     Reinsurance recoverables, included in premiums and other receivables, were $4.6 billion and $4.3 billion at December 31, 2006 and 2005, respectively, including $3.0 billion and $2.8 billion at December 31, 2006 and 2005, respectively, relating to reinsurance on the runoff of long-term care business and $1.3 billion and $1.4 billion at December 31, 2006 and 2005, respectively, relating to reinsurance on the runoff of workers compensation business. Reinsurance and ceded commissions payables, included in other liabilities were $99 million and $64 million at December 31, 2006 and 2005, respectively.

     For the year ended December 31, 2006, both reinsurance ceded and assumed include affiliated transactions of $21 million. For the year ended December 31, 2005, reinsurance ceded and assumed include affiliated transactions

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


of $12 million and $38 million, respectively. For the year ended December 31, 2004, both reinsurance ceded and assumed include affiliated transactions of $1 million.

10.  LONG-TERM DEBT -- AFFILIATED

     Long-term debt outstanding is as follows:

                                                                      DECEMBER
                                                                        31,
                                                                    -----------
                                                                    2006   2005
                                                                    ----   ----
                                                                        (IN
                                                                     MILLIONS)
Surplus notes, interest rate 7.349%, due 2035.....................  $400   $400
Surplus notes, interest rate 5%, due upon request.................    25     25
Surplus notes, interest rate LIBOR plus 0.75%, due upon request...    10     10
                                                                    ----   ----
  Total long-term debt -- affiliated..............................  $435   $435
                                                                    ====   ====



     Payments of interest and principal on these surplus notes, which are subordinate to all other debt, may be made only with the prior approval of the Delaware Insurance Commissioner.

     MetLife is the holder of a surplus note issued by MLI-USA in the amount of $400 million at December 31, 2006 and 2005.

     MLIG is the holder of two surplus notes issued by MLI-USA in the amounts of $25 million and $10 million at both December 31, 2006 and 2005. These surplus notes may be redeemed, in whole or in part, at the election of the Company at any time, subject to the prior approval of the Delaware Insurance Commissioner.

     The aggregate maturities of long-term debt as of December 31, 2006 are $400 million in 2035, and $35 million payable upon request and regulatory approval.

     Interest expense related to the Company's indebtedness, included in other expenses, was $31 million, $25 million and $2 million for the years ended December 31, 2006, 2005 and 2004, respectively.

11.  INCOME TAX

     The provision for income tax from continuing operations is as follows:

                                                             YEARS ENDED
                                                            DECEMBER 31,
                                                         ------------------
                                                         2006   2005   2004
                                                         ----   ----   ----
                                                            (IN MILLIONS)
Current:
  Federal..............................................  $ 18   $ (3)  $(91)
  State................................................    --     (2)     4
                                                         ----   ----   ----
     Subtotal..........................................    18     (5)   (87)
                                                         ----   ----   ----
Deferred:
  Federal..............................................   212    162    100
  State................................................    (2)    (1)     4
                                                         ----   ----   ----
     Subtotal..........................................   210    161    104
                                                         ----   ----   ----
Provision for income tax...............................  $228   $156   $ 17
                                                         ====   ====   ====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported for continuing operations is as follows:

                                                             YEARS ENDED
                                                            DECEMBER 31,
                                                         ------------------
                                                         2006   2005   2004
                                                         ----   ----   ----
                                                            (IN MILLIONS)
Tax provision at U.S. statutory rate...................  $288   $191    $15
Tax effect of:
  Tax-exempt investment income.........................   (62)   (27)    (3)
  Prior year tax.......................................    (9)    (9)    (1)
  Foreign operations, net of foreign income tax........    12     --     --
  State tax, net of federal benefit....................    --      2      6
  Other, net...........................................    (1)    (1)    --
                                                         ----   ----   ----
Provision for income tax...............................  $228   $156   $ 17
                                                         ====   ====   ====



     Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following:

                                                                    DECEMBER 31,
                                                                 -----------------
                                                                   2006      2005
                                                                 -------   -------
                                                                   (IN MILLIONS)
Deferred income tax assets:
  Benefit, reinsurance and other reserves......................  $ 2,238   $ 2,346
  Net unrealized investment losses.............................      171       224
  Capital loss carryforwards...................................      155        92
  Investments..................................................       63        --
  Operating lease reserves.....................................       13        13
  Net operating loss carryforwards.............................       10        --
  Employee benefits............................................        3         3
  Litigation-related...........................................        1        --
  Other........................................................       20        25
                                                                 -------   -------
                                                                   2,674     2,703
  Less: Valuation allowance....................................        4        --
                                                                 -------   -------
                                                                   2,670     2,703
                                                                 -------   -------
Deferred income tax liabilities:
  DAC and VOBA.................................................   (1,663)   (1,558)
  Investments..................................................       --       (25)
                                                                 -------   -------
                                                                  (1,663)   (1,583)
                                                                 -------   -------
Net deferred income tax asset..................................  $ 1,007   $ 1,120
                                                                 =======   =======



     At December 31, 2006, the Company has a net deferred income tax asset. If the Company determines that any of its deferred income tax assets will not result in future tax benefits, a valuation allowance must be established for the portion of these assets that are not expected to be realized. Based predominantly upon a review of the Company's anticipated future taxable income, but also including all other available evidence, both positive and negative, the

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Company's management concluded that it is "more likely than not" that the net deferred income tax assets will be realized.

     Domestic net operating loss carryforwards amount to $15 million at December 31, 2006 and will expire beginning in 2025. Foreign net operating loss carryforwards amount to $35 million at December 31, 2006 with an expiration period of infinity. Capital loss carryforwards amount to $443 million at December 31, 2006 and will expire beginning in 2010.

     The Company has recorded a valuation allowance related to tax benefits of certain foreign net operating loss carryforwards. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred income tax asset for certain foreign net operating loss carryforwards will not be realized. The tax benefit will be recognized when management believes that it is more likely than not that these deferred income tax assets are realizable. In 2006, the Company recorded a $4 million deferred income tax valuation allowance related to certain foreign net operating loss carryforwards.

     The Company will file a consolidated tax return with its includable life insurance subsidiaries. Non-includable subsidiaries file either a separate individual corporate tax return or a separate consolidated tax return. Under the Tax Allocation Agreement, the federal income tax will be allocated between the companies on a separate return basis and adjusted for credits and other amounts required by the Tax Allocation Agreement.

12.  CONTINGENCIES, COMMITMENTS AND GUARANTEES

CONTINGENCIES

  LITIGATION

     The Company is a defendant in a number of litigation matters. In some of the matters, large and/or indeterminate amounts, including punitive and treble damages, are sought. Modern pleading practice in the United States permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with the actual experience of the Company in litigating or resolving through settlement numerous claims over an extended period of time, demonstrate to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value. Thus, unless stated below, the specific monetary relief sought is not noted.

     Due to the vagaries of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time may normally be inherently impossible to ascertain with any degree of certainty. Inherent uncertainties can include how fact finders will view individually and in their totality documentary evidence, the credibility and effectiveness of witnesses' testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

     On a quarterly and yearly basis, the Company reviews relevant information with respect to liabilities for litigation and contingencies to be reflected in the Company's consolidated financial statements. The review includes senior legal and financial personnel. Unless stated below, estimates of possible additional losses or ranges of loss for particular matters cannot in the ordinary course be made with a reasonable degree of certainty. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Liabilities have been established for a number of the matters noted below. It is possible that some of the

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


matters could require the Company to pay damages or make other expenditures or establish accruals in amounts that could not be estimated as of December 31, 2006.

     Macomber, et al. v. Travelers Property Casualty Corp., et al. (Conn. Super. Ct., Hartford, filed April 7, 1999). An amended putative class action complaint was filed against MLAC, Travelers Equity Sales, Inc. and certain former affiliates. The amended complaint alleges Travelers Property Casualty Corporation, a former MLAC affiliate, purchased structured settlement annuities from MLAC and spent less on the purchase of those structured settlement annuities than agreed with claimants, and that commissions paid to brokers for the structured settlement annuities, including an affiliate of MLAC, were paid in part to Travelers Property Casualty Corporation. On May 26, 2004, the Connecticut Superior Court certified a nationwide class action involving the following claims against MLAC: violation of the Connecticut Unfair Trade Practice Statute, unjust enrichment, and civil conspiracy. On June 15, 2004, the defendants appealed the class certification order. In March 2006, the Connecticut Supreme Court reversed the trial court's certification of a class. Plaintiff may seek to file another motion for class certification. Defendants have moved for summary judgment.

     A former registered representative of Tower Square Securities, Inc. ("Tower Square"), a broker-dealer subsidiary of MICC, is alleged to have defrauded individuals by diverting funds for his personal use. In June 2005, the SEC issued a formal order of investigation with respect to Tower Square and served Tower Square with a subpoena. The Securities and Business Investments Division of the Connecticut Department of Banking and NASD are also reviewing this matter. On April 18, 2006, the Connecticut Department of Banking issued a notice to Tower Square asking it to demonstrate its prior compliance with applicable Connecticut securities laws and regulations. In the context of the above, a number of NASD arbitration matters and litigation matters were commenced in 2005 and 2006 against Tower Square. It is reasonably possible that other actions will be brought regarding this matter. Tower Square intends to fully cooperate with the SEC, NASD and the Connecticut Department of Banking, as appropriate, with respect to the matters described above.

     Regulatory bodies have contacted the Company and have requested information relating to various regulatory issues regarding mutual funds and variable insurance products, including the marketing of such products. The Company believes that many of these inquiries are similar to those made to many financial services companies as part of industry-wide investigations by various regulatory agencies. The Company is fully cooperating with regard to these information requests and investigations. The Company at the present time is not aware of any systemic problems with respect to such matters that may have a material adverse effect on the Company's consolidated financial position.

     In addition, the Company is a defendant or co-defendant in various other litigation matters in the normal course of business. These may include civil actions, arbitration proceedings and other matters arising in the normal course of business out of activities as an insurance company, a broker and dealer in securities or otherwise. Further, state insurance regulatory authorities and other federal and state authorities may make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

     In the opinion of the Company's management, the ultimate resolution of these legal and regulatory proceedings would not be likely to have a material adverse effect on the Company's consolidated financial position or liquidity, but, if involving monetary liability, may be material to the Company's operating results for any particular period.

  INSOLVENCY ASSESSMENTS

     Most of the jurisdictions in which the Company is admitted to transact business require life insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed life insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. Assets and liabilities held for insolvency assessments are as follows:

                                                                       DECEMBER
                                                                         31,
                                                                     -----------
                                                                     2006   2005
                                                                     ----   ----
                                                                         (IN
                                                                      MILLIONS)
Other Assets:
  Premium tax offset for future undiscounted assessments...........   $ 9    $ 9
  Premium tax offsets currently available for paid assessments.....     1      2
                                                                      ---    ---
                                                                      $10    $11
                                                                      ===    ===
Liability:
  Insolvency assessments...........................................   $19    $19
                                                                      ===    ===



     Assessments levied against the Company were less than $1 million for each of the years ended December 31, 2006, 2005 and 2004.

COMMITMENTS

  LEASES

     The Company, as lessee, has entered into lease agreements for office space. Future sublease income is projected to be insignificant. Future minimum rental income and minimum gross rental payments relating to these lease agreements are as follows:

                                                               RENTAL   GROSS RENTAL
                                                               INCOME     PAYMENTS
                                                               ------   ------------
                                                                   (IN MILLIONS)
2007.........................................................    $ 1         $15
2008.........................................................    $ 1         $15
2009.........................................................    $ 1         $ 8
2010.........................................................    $ 1         $ 6
2011.........................................................    $--         $ 6


  COMMITMENTS TO FUND PARTNERSHIP INVESTMENTS

     The Company makes commitments to fund partnership investments in the normal course of business. The amounts of these unfunded commitments were $616 million and $715 million at December 31, 2006 and 2005, respectively. The Company anticipates that these amounts will be invested in partnerships over the next five years.

  MORTGAGE LOAN COMMITMENTS

     The Company commits to lend funds under mortgage loan commitments. The amounts of these mortgage loan commitments were $665 million and $339 million at December 31, 2006 and 2005, respectively.

  COMMITMENTS TO FUND BANK CREDIT FACILITIES

     The Company commits to lend funds under bank credit facilities. The amount of these unfunded commitments was $173 million at December 31, 2006. The Company did not have any unfunded commitments related to bank credit facilities at December 31, 2005.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  OTHER COMMITMENTS

     MICC is a member of the Federal Home Loan Bank of Boston ("FHLB of Boston") and holds $70 million of common stock of the FHLB of Boston, which is included in equity securities on the Company's consolidated balance sheets. MICC has also entered into several funding agreements with the FHLB of Boston whereby MICC has issued such funding agreements in exchange for cash and for which the FHLB of Boston has been granted a blanket lien on certain MICC assets, including residential mortgages, mortgage-backed securities, obligations of or guaranteed by the United States, state and municipal obligations and corporate debt, to collateralize MICC's obligations under the funding agreements. MICC maintains control over these pledged assets, and may use, commingle, encumber or dispose of any portion of the collateral as long as there is no event of default and the remaining qualified collateral is sufficient to satisfy the collateral maintenance level. The funding agreements and the related security agreement represented by this blanket lien provide that upon any event of default by MICC, the FHLB of Boston's recovery is limited to the amount of MICC's liability to the FHLB of Boston. The amount of the Company's liability for funding agreements with the FHLB of Boston was $926 million and $1.1 billion at December 31, 2006 and 2005, respectively, which is included in PABs.

GUARANTEES

     In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties pursuant to which it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities, and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation, such as in the case of MetLife International Insurance Company, Ltd. ("MLII," formerly, Citicorp International Life Insurance Company, Ltd.), an affiliate, discussed below, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future.

     The Company has provided a guarantee on behalf of MLII. This guarantee is triggered if MLII cannot pay claims because of insolvency, liquidation or rehabilitation. The agreement was terminated as of December 31, 2004, but termination does not affect policies previously guaranteed. Life insurance coverage in-force under this guarantee was $444 million and $447 million at December 31, 2006 and 2005, respectively. The Company does not hold any collateral related to this guarantee.

     In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future.

     In connection with synthetically created investment transactions, the Company writes credit default swap obligations requiring payment of principal due in exchange for the referenced credit obligation, depending on the nature or occurrence of specified credit events for the referenced entities. In the event of a specified credit event, the Company's maximum amount at risk, assuming the value of the referenced credits becomes worthless, was $54 million at December 31, 2006. The credit default swaps expire at various times during the next two years.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

13.  EMPLOYEE BENEFIT PLANS

     Subsequent to the Acquisition, the Company became a participating affiliate in qualified and non-qualified, noncontributory defined benefit pension and other postretirement plans sponsored by Metropolitan Life. Employees were credited with prior service recognized by Citigroup, solely (with regard to pension purposes) for the purpose of determining eligibility and vesting under the Metropolitan Life Retirement Plan for United States Employees ("Plan"), a noncontributory qualified defined benefit pension plan, with respect to benefits earned under the Plan subsequent to the Acquisition Date. Net periodic expense related to these plans is based on the employee population as of the valuation date at the beginning of the year. Pension expense of $8 million related to the Metropolitan Life plans was allocated to the Company for the year ended December 31, 2006. There were no expenses allocated to the Company for the six months ended December 31, 2005.

14.  EQUITY

  COMMON STOCK

     The Company has 40,000,000 authorized shares of common stock, 34,595,317 shares of which are outstanding as of December 31, 2006. Of such outstanding shares, 30,000,000 shares are owned directly by MetLife and the remaining shares are owned by MLIG. The par value of the common stock presented in the statement of stockholders' equity prior to the Acquisition Date has been adjusted to reflect the par value of MetLife Connecticut's shares issued to MLIG in exchange for MLI-USA's outstanding common stock. See Note 3.

  DIVIDEND RESTRICTIONS

     The table below sets forth the dividends permitted to be paid to MetLife without insurance regulatory approval and actual dividends paid to MetLife:

                                                                                         2007
                                                                                    -------------
                                                  2005              2006
                                                -------   -----------------------
                                                                    PERMITTED W/O   PERMITTED W/O
COMPANY                                         PAID(1)   PAID(1)    APPROVAL (2)    APPROVAL(3)
-------                                         -------   -------   -------------   -------------
                                                                  (IN MILLIONS)
MetLife Insurance Company of Connecticut......    $--       $917(4)      $--             $690



--------

   (1) Includes amounts paid including those requiring regulatory approval.

   (2) Reflects dividend amounts paid during the relevant year without prior regulatory approval.

   (3) Reflects dividend amounts that may be paid during 2007 without prior regulatory approval. If paid before a specified date during 2007, some or all of such dividend amounts may require regulatory approval.

   (4) Includes a return of capital of $259 million.

     Under Connecticut State Insurance Law, MetLife Connecticut is permitted, without prior insurance regulatory clearance, to pay stockholder dividends to its parent as long as the amount of such dividends, when aggregated with all other dividends in the preceding 12 months, does not exceed the greater of (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or (ii) its statutory net gain from operations for the immediately preceding calendar year. MetLife Connecticut will be permitted to pay a cash dividend in excess of the greater of such two amounts only if it files notice of its declaration of such a dividend and the amount thereof with the Connecticut Commissioner of Insurance ("Connecticut Commissioner") and the Connecticut Commissioner does not disapprove the payment within 30 days after notice. In addition, any dividend that exceeds earned surplus (unassigned funds, reduced by 25% of unrealized appreciation in value or revaluation of assets or unrealized profits on investments) as of the last filed annual statutory statement requires insurance regulatory approval. Under Connecticut State Insurance Law, the Connecticut Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders. The Connecticut State Insurance Law requires prior approval for any dividends for a period of two years following a change in control. As a result of the

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


Acquisition on July 1, 2005, under Connecticut State Insurance Law, all dividend payments by MetLife Connecticut through June 30, 2007 require prior approval of the Connecticut Commissioner.

  DIVIDEND RESTRICTIONS OF SUBSIDIARIES

     MLAC is regulated under Connecticut State Insurance Law as described above. As a result of the acquisition on July 1, 2005, under Connecticut State Insurance Law all dividend payments by MLAC through June 30, 2007 to the Company require prior approval of the Connecticut Commissioner. MLAC did not pay any dividends in 2006. Since MLAC's statutory unassigned funds surplus is negative, MLAC cannot pay any dividends without prior approval of the Commissioner.

     Under Delaware State Insurance Law, MLI-USA is permitted, without prior insurance regulatory clearance, to pay a stockholder dividend to its parent as long as the amount of the dividend when aggregated with all other dividends in the preceding 12 months does not exceed the greater of (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains). MLI-USA will be permitted to pay a cash dividend to MetLife Connecticut in excess of the greater of such two amounts only if it files notice of the declaration of such a dividend and the amount thereof with the Delaware Commissioner of Insurance ("Delaware Commissioner") and the Delaware Commissioner does not disapprove the distribution within 30 days of its filing. In addition, any dividend that exceeds earned surplus (defined as unassigned funds) as of the last filed annual statutory statement requires insurance regulatory approval. Under Delaware State Insurance Law, the Delaware Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders. MLI-USA did not pay dividends for the year ended December 31, 2006. Since MLI-USA's statutory unassigned funds surplus is negative, MLI-USA cannot pay any dividends without prior approval of the Delaware Commissioner.

CAPITAL CONTRIBUTIONS

     On September 30, 2006, MLI-USA received a capital contribution from MetLife of $162 million in the form of intangible assets related to VODA, and the associated deferred income tax liability, which is more fully described in Note 8.

     See also Note 3 for information related to the change in the reporting entity.

     MLI-USA received a cash contribution of $300 million from MLIG during the year ended December 31, 2004.

  STATUTORY EQUITY AND INCOME

     Each insurance company's state of domicile imposes minimum risk-based capital ("RBC") requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level RBC, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The Company and its insurance subsidiaries each exceeded the minimum RBC requirements for all periods presented herein.

     The NAIC adopted the Codification of Statutory Accounting Principles ("Codification") in 2001. Codification was intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. The Connecticut Insurance Department and the Delaware Insurance Department have adopted Codification with certain modifications for the preparation of statutory financial statements of insurance companies in Connecticut and

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


Delaware, respectively. Modifications by the various state insurance departments may impact the effect of Codification on the statutory capital and surplus of MetLife Connecticut and each of its insurance subsidiaries.

     Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt and valuing securities on a different basis.

     In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by the Company is the net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within a year.

     Further, statutory accounting principles do not give recognition to purchase accounting adjustments made as a result of the Acquisition.

     Statutory net income of MetLife Connecticut, a Connecticut domiciled insurer, was $749 million, $1.0 billion and $975 million for the years ended December 31, 2006, 2005 and 2004, respectively. Statutory capital and surplus, as filed with the Connecticut Insurance Department, was $4.1 billion and $4.0 billion at December 31, 2006 and 2005, respectively.

     Statutory net income (loss) of MLAC, a Connecticut domiciled insurer, was $107 million, ($97) million and ($211) million for the years ended December 31, 2006, 2005 and 2004, respectively. Statutory capital and surplus, as filed with the Connecticut Insurance Department, was $740 million and $765 million at December 31, 2006 and 2005, respectively.

     Statutory net income (loss) of MLI-USA, a Delaware domiciled insurer, was ($116) million, ($227) million and ($201) million for the years ended December 31, 2006, 2005 and 2004, respectively. Statutory capital and surplus, as filed with the Delaware Insurance Department, was $575 million and $555 million at December 31, 2006 and 2005, respectively.

  OTHER COMPREHENSIVE INCOME (LOSS)

     The following table sets forth the reclassification adjustments required for the years ended December 31, 2006, 2005 and 2004, in other comprehensive income (loss) that are included as part of net income for the current year that have been reported as a part of other comprehensive income (loss) in the current or prior year:

                                                               YEARS ENDED DECEMBER
                                                                        31,
                                                              ----------------------
                                                               2006     2005    2004
                                                              -----   -------   ----
                                                                   (IN MILLIONS)
Holding gains (losses) on investments arising during the
  year......................................................  $(434)  $(1,148)  $(37)
Income tax effect of holding gains (losses).................    147       402     14
Reclassification adjustments:
  Recognized holding (gains) losses included in current year
     income.................................................    487       295      2
  Amortization of premiums and accretion of discounts
     associated with investments............................     60        96     21
  Income tax effect.........................................   (186)     (137)    (8)
Allocation of holding losses on investments relating to
  other policyholder amounts................................     42        71     10
Income tax effect of allocation of holding losses to other
  policyholder amounts......................................    (14)      (25)    (4)
                                                              -----   -------   ----
Net unrealized investment gains (losses)....................    102      (446)    (2)
                                                              -----   -------   ----
Foreign currency translation adjustment.....................     (2)        2     --
                                                              -----   -------   ----
     Other comprehensive income (loss)......................  $ 100   $  (444)  $ (2)
                                                              =====   =======   ====


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

15.  OTHER EXPENSES

     Information on other expenses is as follows:

                                                             YEARS ENDED DECEMBER 31,
                                                          ------------------------------
                                                           2006         2005        2004
                                                          ------   -------------   -----
                                                                   (IN MILLIONS)
Compensation............................................  $  211       $ 100       $  --
Commissions.............................................     712         931         237
Interest and debt issue costs...........................      31          25           2
Amortization of DAC and VOBA............................     488         288         115
Capitalization of DAC...................................    (721)       (886)       (281)
Rent, net of sublease income............................      11           7          --
Minority interest.......................................      26           1          --
Insurance tax...........................................      42          10           3
Other...................................................     373         202         103
                                                          ------       -----       -----
  Total other expenses..................................  $1,173       $ 678       $ 179
                                                          ======       =====       =====



16.  BUSINESS SEGMENT INFORMATION

     Prior to the acquisition of MetLife Connecticut by MetLife, MLI-USA operated as a single segment. On the Acquisition Date, MetLife reorganized the Company's operations into two operating segments, Individual and Institutional, as well as Corporate & Other, so as to more closely align the acquired business with the manner in which MetLife manages its existing businesses. Individual offers a wide variety of protection and asset accumulation products, including life insurance, annuities and mutual funds. Institutional offers a broad range of group insurance and retirement & savings products and services, including group life insurance and other insurance products and services. These segments are managed separately because they either provide different products and services, require different strategies or have different technology requirements. Corporate & Other contains the excess capital not allocated to the business segments, various start-up entities and run-off business, the Company's ancillary international operations, interest expense related to the majority of the Company's outstanding debt, expenses associated with certain legal proceedings and the elimination of intersegment transactions.

     Economic capital is an internally developed risk capital model, the purpose of which is to measure the risk in the business and to provide a basis upon which capital is deployed. The economic capital model accounts for the unique and specific nature of the risks inherent in the Company's businesses. As a part of the economic capital process, a portion of net investment income is credited to the segments based on the level of allocated equity.

     The accounting policies of the segments are the same as those of the Company, except for the method of capital allocation and the accounting for gains (losses) from intercompany sales, which are eliminated in consolidation. Subsequent to the Acquisition Date, the Company allocates equity to each segment based upon the economic capital model used by MetLife that allows MetLife and the Company to effectively manage its capital. The Company evaluates the performance of each segment based upon net income excluding net investment gains (losses), net of income tax, and adjustments related to net investment gains (losses), net of income tax.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Set forth in the tables below is certain financial information with respect to the Company's segments, as well as Corporate & Other, for the years ended December 31, 2006 and 2005.

                                                                              CORPORATE &
FOR THE YEAR ENDED DECEMBER 31, 2006               INDIVIDUAL  INSTITUTIONAL     OTHER       TOTAL
------------------------------------               ----------  -------------  -----------  --------
                                                                     (IN MILLIONS)
STATEMENT OF INCOME:
Premiums.........................................    $   218      $    65       $    25    $    308
Universal life and investment-type product policy
  fees...........................................      1,244           24            --       1,268
Net investment income............................        985        1,449           405       2,839
Other revenues...................................        195           15             2         212
Net investment gains (losses)....................       (194)        (282)          (45)       (521)
Policyholder benefits and claims.................        315          450            27         792
Interest credited to policyholder account
  balances.......................................        669          647            --       1,316
Other expenses...................................      1,045           16           112       1,173
                                                     -------      -------       -------    --------
Income before provision for income tax...........        419          158           248         825
Provision for income tax.........................        145           55            28         228
                                                     -------      -------       -------    --------
Net income.......................................    $   274      $   103       $   220    $    597
                                                     =======      =======       =======    ========
BALANCE SHEET:
Total assets.....................................    $76,897      $35,982       $11,208    $124,087
DAC and VOBA.....................................    $ 4,946      $   165       $    --    $  5,111
Goodwill.........................................    $   234      $   312       $   407    $    953
Separate account assets..........................    $47,566      $ 2,501       $    --    $ 50,067
Policyholder liabilities.........................    $24,429      $27,391       $ 4,446    $ 56,266
Separate account liabilities.....................    $47,566      $ 2,501       $    --    $ 50,067

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                              CORPORATE &
FOR THE YEAR ENDED DECEMBER 31, 2005(1)            INDIVIDUAL  INSTITUTIONAL     OTHER       TOTAL
---------------------------------------            ----------  -------------  -----------  --------
                                                                     (IN MILLIONS)
STATEMENT OF INCOME:
Premiums.........................................    $   152      $   116       $    13    $    281
Universal life and investment-type product policy
  fees...........................................        845           17            --         862
Net investment income............................        530          712           196       1,438
Other revenues...................................        121           10             1         132
Net investment gains (losses)....................       (113)         (87)            2        (198)
Policyholder benefits and claims.................        224          324            22         570
Interest credited to policyholder account
  balances.......................................        417          303            --         720
Other expenses...................................        640           30             8         678
                                                     -------      -------       -------    --------
Income before provision for income tax...........        254          111           182         547
Provision for income tax.........................         53           38            65         156
                                                     -------      -------       -------    --------
Net income.......................................    $   201      $    73       $   117    $    391
                                                     =======      =======       =======    ========
BALANCE SHEET:
Total assets.....................................    $71,385      $38,072       $11,791    $121,248
DAC and VOBA.....................................    $ 4,753      $   161       $    --    $  4,914
Goodwill.........................................    $   227      $   305       $   392    $    924
Separate account assets..........................    $41,347      $ 3,177       $    --    $ 44,524
Policyholder liabilities.........................    $24,855      $28,340       $ 4,282    $ 57,477
Separate account liabilities.....................    $41,347      $ 3,177       $    --    $ 44,524


--------

(1) Includes six months of results for MetLife Connecticut and its subsidiaries and twelve months of results for MLI-USA.

     Net investment income and net investment gains (losses) are based upon the actual results of each segment's specifically identifiable asset portfolio adjusted for allocated equity. Other costs are allocated to each of the segments based upon: (i) a review of the nature of such costs; (ii) time studies analyzing the amount of employee compensation costs incurred by each segment; and (iii) cost estimates included in the Company's product pricing.

     Revenues derived from any customer did not exceed 10% of consolidated revenues for the years ended December 31, 2006, 2005 and 2004. Substantially all of the Company's revenues originated in the United States.

17.  DISCONTINUED OPERATIONS

  REAL ESTATE

     The Company actively manages its real estate portfolio with the objective of maximizing earnings through selective acquisitions and dispositions. Income related to real estate classified as held-for-sale or sold is presented in discontinued operations. These assets are carried at the lower of depreciated cost or fair value less expected disposition costs.

     In the Institutional segment, the Company had $1 million of investment income and $1 million of investment expense related to discontinued operations resulting in no change to net investment income for the year ended December 31, 2006. The Company had no investment income or expense related to discontinued operations for the years ended December 31, 2005 and 2004.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The carrying value of real estate related to discontinued operations was $7 million and $5 million at December 31, 2006 and 2005, respectively.

18.  FAIR VALUE INFORMATION

     The estimated fair value of financial instruments have been determined by using available market information and the valuation methodologies described below. Considerable judgment is often required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein may not necessarily be indicative of amounts that could be realized in a current market exchange. The use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

     Amounts related to the Company's financial instruments are as follows:

                                                         NOTIONAL   CARRYING    ESTIMATED
                                                         AMOUNT       VALUE    FAIR VALUE
DECEMBER 31, 2006                                        --------   --------   ----------
                                                                   (IN MILLIONS)
Assets:
  Fixed maturity securities............................              $47,846     $47,846
  Equity securities....................................              $   795     $   795
  Mortgage and consumer loans..........................              $ 3,595     $ 3,547
  Policy loans.........................................              $   918     $   918
  Short-term investments...............................              $   777     $   777
  Cash and cash equivalents............................              $   649     $   649
  Accrued investment income............................              $   597     $   597
  Mortgage loan commitments............................    $665      $    --     $     1
  Commitments to fund bank credit facilities...........    $173      $    --     $    --
Liabilities:
  Policyholder account balances........................              $29,780     $28,028
  Long-term debt -- affiliated.........................              $   435     $   425
  Payables for collateral under securities loaned and
     other transactions................................              $ 9,155     $ 9,155



                                                         NOTIONAL   CARRYING    ESTIMATED
                                                         AMOUNT       VALUE    FAIR VALUE
DECEMBER 31, 2005                                        --------   --------   ----------
                                                                   (IN MILLIONS)
Assets:
  Fixed maturity securities............................              $52,589     $52,589
  Trading Securities...................................              $   452     $   452
  Equity securities....................................              $   421     $   421
  Mortgage and consumer loans..........................              $ 2,543     $ 2,553
  Policy loans.........................................              $   916     $   916
  Short-term investments...............................              $ 1,769     $ 1,769
  Cash and cash equivalents............................              $   571     $   571
  Accrued investment income............................              $   602     $   602
  Mortgage loan commitments............................    $339      $    --     $    (2)
Liabilities:
  Policyholder account balances........................              $32,877     $31,621
  Long-term debt -- affiliated.........................              $   435     $   443
  Payables for collateral under securities loaned and
     other transactions................................              $ 9,737     $ 9,737

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The methods and assumptions used to estimate the fair value of financial instruments are summarized as follows:

  FIXED MATURITY SECURITIES, TRADING SECURITIES AND EQUITY SECURITIES

     The fair values of publicly held fixed maturity securities and publicly held equity securities are based on quoted market prices or estimates from independent pricing services. However, in cases where quoted market prices are not available, such as for private fixed maturity securities, fair values are estimated using present value or valuation techniques. The determination of fair values is based on: (i) valuation methodologies; (ii) securities the Company deems to be comparable; and (iii) assumptions deemed appropriate given the circumstances. The fair value estimates are based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. Factors considered in estimating fair value include: coupon rate, maturity, estimated duration, call provisions, sinking fund requirements, credit rating, industry sector of the issuer, and quoted market prices of comparable securities.


  MORTGAGE AND CONSUMER LOANS, MORTGAGE LOAN COMMITMENTS AND COMMITMENTS TO FUND BANK CREDIT FACILITIES

     Fair values for mortgage and consumer loans are estimated by discounting expected future cash flows, using current interest rates for similar loans with similar credit risk. For mortgage loan commitments and commitments to fund bank credit facilities, the estimated fair value is the net premium or discount of the commitments.

  POLICY LOANS

     The carrying values for policy loans approximate fair value.

  CASH AND CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     The carrying values for cash and cash equivalents and short-term investments approximated fair values due to the short-term maturities of these instruments.

  ACCRUED INVESTMENT INCOME

     The carrying value for accrued investment income approximates fair value.

  POLICYHOLDER ACCOUNT BALANCES

     The fair value of PABs which have final contractual maturities are estimated by discounting expected future cash flows based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the agreements being valued. The fair value of PABs without final contractual maturities are assumed to equal their current net surrender value.

  LONG-TERM DEBT

     The fair values of long-term debt are determined by discounting expected future cash flows using risk rates currently available for debt with similar terms and remaining maturities.

  PAYABLES FOR COLLATERAL UNDER SECURITIES LOANED AND OTHER TRANSACTIONS

     The carrying value for payables for collateral under securities loaned and other transactions approximate fair value.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  DERIVATIVE FINANCIAL INSTRUMENTS

     The fair value of derivative financial instruments, including financial futures, financial forwards, interest rate, credit default and foreign currency swaps, foreign currency forwards, caps, floors, and options are based upon quotations obtained from dealers or other reliable sources. See Note 5 for derivative fair value disclosures.

19.  RELATED PARTY TRANSACTIONS

  SERVICE AGREEMENTS

     The Company has entered into a Master Service Agreement with Metropolitan Life who provides administrative, accounting, legal and similar services to the Company. Metropolitan Life charged the Company $167 million, $15 million and $14 million, included in other expenses, for services performed under the Master Service Agreement for the years ended December 31, 2006, 2005 and 2004, respectively.

     The Company entered into a Service Agreement with MetLife Group, Inc. ("MetLife Group"), a wholly-owned subsidiary of MetLife, under which MetLife Group provides personnel services, as needed, to support the activities of the Company. MetLife Group charged the Company $154 million, $49 million and $43 million, included in other expenses, for services performed under the Service Agreement for the years ended December 31, 2006, 2005 and 2004, respectively.

     The Company has entered into various agreements with other affiliates for services necessary to conduct its activities. Typical services provided under these agreements include management, policy administrative functions, investment advice and distribution services. Expenses and fees incurred with affiliates related to these agreements, recorded in other expenses, were $190 million, $48 million and $52 million for the years ended December 31, 2006, 2005 and 2004, respectively.

     In 2005, MLI-USA entered into Broker-Dealer Wholesale Sales Agreements with several affiliates ("Distributors"), in which the Distributors agree to sell, on MLI-USA's behalf, fixed rate insurance products through authorized retailers. MLI-USA agrees to compensate the Distributors for the sale and servicing of such insurance products in accordance with the terms of the agreements. The Distributors charged MLI-USA $65 million, included in other expenses, for the year ended December 31, 2006. MLI-USA did not incur any such expenses for the years ended December 31, 2005 and 2004.

     The Company had payables from affiliates of $9 million and $3 million at December 31, 2006 and 2005, respectively, excluding affiliated reinsurance balances discussed below.

  INVESTMENT TRANSACTIONS

     As of December 31, 2006 and 2005, the Company held $581 million and $346 million, respectively, of its total invested assets in the MetLife Money Market Pool and the MetLife Intermediate Income Pool which are affiliated partnerships. These amounts are included in short-term investments.

     In the normal course of business, the Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. Assets transferred to and from affiliates, inclusive of amounts related to reinsurance agreements, are as follows:

                                                                   YEARS ENDED
                                                                  DECEMBER 31,
                                                               ------------------
                                                               2006   2005   2004
                                                               ----   ----   ----
                                                                  (IN MILLIONS)
Fair market value of assets transferred to affiliates........  $164   $ 79   $320
Amortized cost of assets transferred to affiliates...........  $164   $ 78   $324
Net investment gains (losses) recognized on transfers........  $ --   $  1   $ (4)
Fair market value of assets transferred from affiliates......  $ 89   $830   $ --

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  REINSURANCE TRANSACTIONS

     As of December 1, 2006, the Company acquired a block of structured settlement business from Texas Life Insurance Company ("Texas Life"), a wholly-owned subsidiary of MetLife, through an assumptive reinsurance agreement. This transaction increased future policyholder benefits of the Company by $1.3 billion and decreased deferred income tax liabilities by $142 million. A receivable at December 31, 2006 was held by the Company of $1.2 billion, related to premiums and other consideration which is expected to be paid by Texas Life during the first quarter of 2007.

     The Company also has reinsurance agreements with MetLife and certain of its subsidiaries, including Metropolitan Life, Reinsurance Group of America, Incorporated, MetLife Reinsurance Company of South Carolina, Exeter Reassurance Company, Ltd., General American Life Insurance Company ("GALIC"), and Mitsui Sumitomo MetLife Insurance Co., Ltd. As of December 31, 2006, the Company had reinsurance related assets and liabilities from these agreements totaling $2.8 billion and $1.2 billion, respectively. Prior-year comparable assets and liabilities were $2.5 billion and $1.2 billion, respectively.

     Effective January 1, 2005, MLI-USA entered into a reinsurance agreement to assume an in-force block of business from GALIC. This agreement covered certain term and universal life policies issued by GALIC on and after January 1, 2000 through December 31, 2004. This agreement also covers certain term and universal life policies issued on or after January 1, 2005. Under this agreement GALIC transferred $797 million of liabilities and $411 million in assets to MLI-USA related to the policies in-force as of December 31, 2004. MLI-USA also paid and deferred 100% of a ceding commission to GALIC of $386 million resulting in no gain or loss on the transfer of the in-force business as of January 1, 2005.

     The following tables reflect related party reinsurance information:

                                                             YEARS ENDED
                                                             DECEMBER 31,
                                                         -------------------
                                                         2006    2005   2004
                                                         ----   -----   ----
                                                            (IN MILLIONS)
Assumed premiums.......................................  $ 21   $  37    $--
Assumed fees, included in universal life and
  investment-type product policy fees..................    65     194     --
Assumed fees, included in net investment gains
  (losses).............................................    --       6     --
Assumed benefits, included in policyholder benefits and
  claims...............................................    11      32     --
Assumed benefits, included in interest credited to
  policyholder account balances........................    49      42     --
Assumed fees, included in other expenses...............    39     543     --
Assumed deferred acquisition costs, included in other
  expenses.............................................    19    (432)    --
                                                         ----   -----    ---
  Total assumed........................................  $204   $ 422    $--
                                                         ====   =====    ===
Ceded premiums.........................................  $ 21   $  12    $ 1
Ceded fees, included in universal life and investment-
  type product policy fees.............................   130      93     37
Ceded fees, included in other revenues.................    68      55     12
Ceded benefits, included in policyholder benefits and
  claims...............................................    86      92     19
Ceded fees, included in other expenses.................    64      97     --
Ceded deferred acquisition costs, included in other
  expenses.............................................    13      85     --
Ceded derivative gains (loss), included in net
  investment gains (losses)............................   (31)      5     --
                                                         ----   -----    ---
  Total ceded..........................................  $351   $ 439    $69
                                                         ====   =====    ===


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                    DECEMBER 31,
                                                                  ---------------
                                                                   2006     2005
                                                                  ------   ------
                                                                   (IN MILLIONS)
Reinsurance recoverables, included in premiums and other
  receivables...................................................  $2,359   $2,079
Reinsurance recoverables, included in other assets..............  $   89   $   88
Assumed (ceded) deferred acquisition costs, included in DAC.....  $  306   $  342
Assumed liabilities, included in other liabilities..............  $    8   $   24
Ceded balances payable, included in other liabilities...........  $   55   $  140
Derivative liabilities, included in policyholder account
  balances......................................................  $  (57)  $  (23)
Assumed liabilities, included in future policy benefits.........  $   26   $   23
Assumed liabilities, included in other policyholder funds.......  $1,182   $1,001


20.  SUBSEQUENT EVENT

     On March 27, 2007, the Company entered into a secured demand note with MetLife Securities, Inc. ("MSI") under which the Company agreed to fund MSI with up to $60 million of cash upon MSI's request. In connection with this agreement, the Company transferred securities with a fair value of $71 million to an MSI custody account to secure the note.

     On September 28, 2007, the Board of Directors declared a dividend of up to $690 million. On October 22, 2007, MICC paid a $690 million dividend, of which $404 million was a return of capital.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE I

                     CONSOLIDATED SUMMARY OF INVESTMENTS --
                    OTHER THAN INVESTMENTS IN RELATED PARTIES
                                DECEMBER 31, 2006

                                  (IN MILLIONS)

                                                                                    AMOUNT AT
                                                     COST OR         ESTIMATED   WHICH SHOWN ON
                                                AMORTIZED COST(1)   FAIR VALUE    BALANCE SHEET
                                                -----------------   ----------   --------------
TYPE OF INVESTMENTS
Fixed Maturity Securities:
  Bonds:
     U.S. Treasury/agency securities..........       $ 5,455          $ 5,336        $ 5,336
     State and political subdivision
       securities.............................         1,062            1,030          1,030
     Foreign government securities............           533              573            573
     Public utilities.........................         2,274            2,233          2,233
     All other corporate bonds................        19,390           19,057         19,057
  Mortgage-backed and other asset-backed
     securities...............................        18,462           18,400         18,400
  Redeemable preferred stock..................         1,230            1,217          1,217
                                                     -------          -------        -------
     Total fixed maturity securities..........        48,406           47,846         47,846
                                                     -------          -------        -------
Equity Securities:
  Common stock:
     Banks, trust and insurance companies.....             1                1              1
     Industrial, miscellaneous and all other..           105              110            110
  Non-redeemable preferred stock..............           671              684            684
                                                     -------          -------        -------
     Total equity securities..................           777              795            795
                                                     -------          -------        -------
Mortgage and consumer loans...................         3,595                           3,595
Policy loans..................................           918                             918
Real estate and real estate joint ventures....           180                             180
Other limited partnership interests...........         1,082                           1,082
Short-term investments........................           777                             777
Other invested assets.........................         1,241                           1,241
                                                     -------                         -------
     Total investments........................       $56,976                         $56,434
                                                     =======                         =======



--------

   (1) Cost for fixed maturity securities and mortgage and consumer loans represents original cost reduced by repayments, net valuation allowances and writedowns from other-than-temporary declines in value and adjusted for amortization of premiums or accretion of discount; for equity securities, cost represents original cost reduced by writedowns from other-than-temporary declines in value; for real estate, cost represents original cost reduced by writedowns and adjusted for valuation allowances and depreciation; cost for real estate joint ventures and other limited partnership interests represents original cost reduced for other-than-temporary impairments or original cost adjusted for equity in earnings and distributions.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE II

                  CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                           DECEMBER 31, 2006 AND 2005

                                  (IN MILLIONS)

                                                                  2006      2005
                                                                -------   -------
CONDENSED BALANCE SHEETS
ASSETS
Investments:
  Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $38,293 and $42,526,
     respectively)............................................  $37,794   $41,947
  Equity securities available-for-sale, at estimated fair
     value (cost: $703 and $418, respectively)................      719       415
  Mortgage and consumer loans.................................    2,822     1,837
  Policy loans................................................      825       843
  Real estate and real estate joint ventures held-for-
     investment...............................................      143        71
  Real estate held-for-sale...................................        7        --
  Other limited partnership interests.........................      884     1,106
  Short-term investments......................................      186     1,219
  Investment in subsidiaries..................................    3,499     3,187
  Other invested assets.......................................      893       698
                                                                -------   -------
     Total investments........................................   47,772    51,323
Cash and cash equivalents.....................................      291       331
Accrued investment income.....................................      473       474
Premiums and other receivables................................    6,128     4,706
Deferred policy acquisition costs and value of business
  acquired....................................................    1,849     1,924
Current income tax recoverable................................       --        56
Deferred income tax assets....................................    1,281     1,113
Goodwill......................................................      646       612
Other assets..................................................      129       102
Separate account assets.......................................   19,205    19,058
                                                                -------   -------
     Total assets.............................................  $77,774   $79,699
                                                                =======   =======

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
  Future policy benefits......................................  $17,613   $16,337
  Policyholder account balances...............................   24,764    27,298
  Other policyholder funds....................................      213       219
  Current income taxes payable................................       46        --
  Payables for collateral under securities loaned and other
     transactions.............................................    8,152     8,620
  Other liabilities...........................................      366       734
  Separate account liabilities................................   19,205    19,058
                                                                -------   -------
     Total liabilities........................................   70,359    72,266
                                                                -------   -------
STOCKHOLDERS' EQUITY:
Common stock, par value $2.50 per share; 40,000,000 shares
  authorized; 34,595,317 shares issued and outstanding at
  December 31, 2006 and 2005..................................       86        86
Additional paid-in capital....................................    7,123     7,180
Retained earnings.............................................      520       581
Accumulated other comprehensive income (loss).................     (314)     (414)
                                                                -------   -------
     Total stockholders' equity...............................    7,415     7,433
                                                                -------   -------
     Total liabilities and stockholders' equity...............  $77,774   $79,699
                                                                =======   =======




           See accompanying notes to condensed financial information.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE II

          CONDENSED FINANCIAL INFORMATION OF REGISTRANT -- (CONTINUED)
                 FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

                                  (IN MILLIONS)

                                                               YEARS ENDED DECEMBER
                                                                        31,
                                                               --------------------
                                                                2006          2005
                                                               ------        ------
CONDENSED STATEMENTS OF INCOME
REVENUES
Premiums.....................................................  $  176        $  206
Universal life and investment-type product policy fees.......     381           185
Net investment income........................................   2,167         1,044
Equity in earnings of subsidiaries...........................     277           225
Other revenues...............................................      42            32
Net investment gains (losses)................................    (397)         (159)
                                                               ------        ------
  Total revenues.............................................   2,646         1,533
                                                               ------        ------
EXPENSES
Policyholder benefits and claims.............................     599           433
Interest credited to policyholder account balances...........     926           429
Other expenses...............................................     388           195
                                                               ------        ------
  Total expenses.............................................   1,913         1,057
                                                               ------        ------
Income before provision for income tax.......................     733           476
Provision for income tax.....................................     136            85
                                                               ------        ------
Net income...................................................  $  597        $  391
                                                               ======        ======




           See accompanying notes to condensed financial information.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE II

          CONDENSED FINANCIAL INFORMATION OF REGISTRANT -- (CONTINUED)
                 FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

                                  (IN MILLIONS)

                                                               YEARS ENDED DECEMBER
                                                                       31,
                                                             -----------------------
                                                               2006           2005
                                                             --------       --------
CONDENSED STATEMENT OF CASH FLOWS
Net cash provided by operating activities..................  $    899       $  2,000
                                                             --------       --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Sales, maturities and repayments of:
     Fixed maturity securities.............................    22,406         18,453
     Equity securities.....................................       218            181
     Mortgage and consumer loans...........................       878            687
     Real estate and real estate joint ventures............       127             44
     Other limited partnership interests...................       537            152
  Purchases of:
     Fixed maturity securities.............................   (19,021)       (26,517)
     Equity securities.....................................       (62)            --
     Mortgage and consumer loans...........................    (1,870)          (460)
     Real estate and real estate joint ventures............       (53)            --
     Other limited partnership interests...................      (295)          (233)
  Net change in policy loans...............................        18              5
  Net change in short-term investments.....................     1,033            633
  Net change in other invested assets......................      (129)          (728)
  Other, net...............................................        (1)            17
                                                             --------       --------
Net cash provided by (used in) investing activities........  $  3,786       $ (7,766)
                                                             --------       --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Policyholder account balances:
     Deposits..............................................  $  1,633       $  7,075
     Withdrawals...........................................    (4,936)        (8,682)
  Net change in payables for collateral under securities
     loaned and other transactions.........................      (468)         7,458
  Dividends on common stock................................      (917)            --
  Other, net...............................................       (37)           (61)
                                                             --------       --------
Net cash (used in) provided by financing activities........    (4,725)         5,790
                                                             --------       --------
Change in cash and cash equivalents........................       (40)            24
Cash and cash equivalents, beginning of period.............       331            307
                                                             --------       --------
CASH AND CASH EQUIVALENTS, END OF PERIOD...................  $    291       $    331
                                                             ========       ========
Supplemental disclosures of cash flow information:
  Net cash paid during the year for:
     Income tax............................................  $     88       $     51
                                                             ========       ========
  Non-cash transactions during the period:
     Contribution of other intangible assets, net of income
       tax.................................................  $    162       $     --
     Contribution of goodwill from MetLife, Inc. ..........  $     32       $     --
                                                             ========       ========


                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE II

             NOTES TO CONDENSED FINANCIAL INFORMATION OF REGISTRANT

1.  SUMMARY OF ACCOUNTING POLICIES

  BUSINESS

     "MICC" or the "Company" refers to MetLife Insurance Company of Connecticut (formerly, The Travelers Insurance Company), a Connecticut corporation incorporated in 1863 ("MetLife Connecticut"), and its subsidiaries, including MetLife Life and Annuity Company of Connecticut ("MLAC," formerly The Travelers Life and Annuity Company) and MetLife Investors USA Insurance Company ("MLI-USA"). The Company is a subsidiary of MetLife, Inc. ("MetLife"). The Company offers individual annuities, individual life insurance, and institutional protection and asset accumulation products.

     On July 1, 2005 (the "Acquisition Date"), MetLife Connecticut became a wholly-owned subsidiary of MetLife. MetLife Connecticut, together with substantially all of Citigroup Inc.'s ("Citigroup") international insurance businesses, excluding Primerica Life Insurance Company and its subsidiaries ("Primerica") (collectively, "Travelers"), were acquired by MetLife from Citigroup (the "Acquisition") for $12.1 billion. See Note 2 of the consolidated financial statements for further information on the Acquisition.

     On October 11, 2006, MetLife Connecticut and MetLife Investors Group, Inc. ("MLIG"), both subsidiaries of MetLife, entered into a Transfer Agreement ("Transfer Agreement"), pursuant to which MetLife Connecticut agreed to acquire all of the outstanding stock of MLI-USA from MLIG in exchange for shares of MetLife Connecticut's common stock. To effectuate the exchange of shares, MetLife returned 10,000,000 shares just prior to the closing of the transaction and retained 30,000,000 shares representing 100% of the issued and outstanding shares of MetLife Connecticut. MetLife Connecticut issued 4,595,317 new shares to MLIG in exchange for all of the outstanding common stock of MLI-USA. After the closing of the transaction, 34,595,317 shares of MetLife Connecticut's common stock are outstanding, of which MLIG holds 4,595,317 shares, with the remaining shares held by MetLife.

     The transfer of MLI-USA to MetLife Connecticut was a transaction between entities under common control. Since MLI-USA was the original entity under common control, for financial statement reporting purposes, MLI-USA is considered the accounting acquirer of MetLife Connecticut. Accordingly, financial information of the registrant has been provided for periods subsequent to the Acquisition Date only.

  BASIS OF PRESENTATION

     The condensed financial information of MetLife Connecticut should be read in conjunction with the Consolidated Financial Statements of MICC and the notes thereto (the "Consolidated Financial Statements"). These condensed nonconsolidated financial statements reflect the results of operations, financial condition and cash flows for MetLife Connecticut. Investments in subsidiaries are accounted for using the equity method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. The condensed statement of income and statement of cash flows for the year ended December 31, 2005 included herein reflect the full year of operating results for MLI-USA in equity in earnings of subsidiaries.

     MetLife Connecticut's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") except as stated above which requires management to make certain estimates and assumptions. The most important of these estimates and assumptions relate to fair value measurements, the accounting for goodwill and identifiable intangible assets and the provision for potential losses that may arise from litigation and regulatory proceedings and tax audits, which may affect the amounts reported in the condensed financial statements and accompanying notes. Actual results could differ materially from these estimates.

     For information on the following, refer to the indicated Notes to the Consolidated Financial Statements of MICC:

     - Business, Basis of Presentation and Summary of Significant Accounting Policies (Note 1)

     - Acquisition of MetLife Insurance Company of Connecticut by MetLife, Inc. from Citigroup Inc. (Note 2)

     - Contingencies, Commitments and Guarantees (Note 12)

     - Equity (Note 14)

2.  SUPPORT AGREEMENT

     MetLife Connecticut entered into a net worth maintenance agreement with its indirect subsidiary, MetLife Europe Limited, an Irish company ("MetLife Europe"), in connection with MetLife Europe's formation. Under the agreement, MetLife Connecticut has agreed, without limitation as to amount, to cause MetLife Europe to have a minimum capital and surplus of the greater of EUR 14 million or an amount sufficient to provide solvency cover equal to 200% of the minimum solvency cover required by applicable law and regulation, as interpreted by the Irish Financial Services Regulatory Authority or any successor body, during MetLife Europe's first three years of operation and 150% thereafter, and liquidity necessary to enable it to meet its current obligations on a timely basis. At December 31, 2006, the capital and surplus of MetLife Europe was in excess of the minimum capital and surplus amount referenced above.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                  SCHEDULE III

                CONSOLIDATED SUPPLEMENTARY INSURANCE INFORMATION
                     AS OF DECEMBER 31, 2006, 2005 AND 2004

                                  (IN MILLIONS)

                                              DAC       FUTURE POLICY     POLICYHOLDER
                                              AND    BENEFITS AND OTHER      ACCOUNT      UNEARNED
SEGMENT                                      VOBA    POLICYHOLDER FUNDS     BALANCES     REVENUE(1)
-------                                     ------   ------------------   ------------   ----------
2006
Individual................................  $4,946         $ 3,769           $20,660        $260
Institutional.............................     165          12,895            14,496           3
Corporate & Other.........................      --           4,503               (57)         --
                                            ------         -------           -------        ----
                                            $5,111         $21,167           $35,099        $263
                                            ======         =======           =======        ====
2005
Individual................................  $4,753         $ 3,452           $21,403        $141
Institutional.............................     161          11,880            16,460           1
Corporate & Other.........................      --           4,305               (23)         --
                                            ------         -------           -------        ----
                                            $4,914         $19,637           $37,840        $142
                                            ======         =======           =======        ====
2004(2)...................................  $  678         $   149           $ 4,591        $  6
                                            ======         =======           =======        ====



--------

   (1) Amounts are included within the future policy benefits and other policyholder funds column.

   (2) Prior to the Acquisition of MetLife Connecticut by MetLife, MLI-USA operated as a single segment.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                  SCHEDULE III

                CONSOLIDATED SUPPLEMENTARY INSURANCE INFORMATION
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                                  (IN MILLIONS)

                               PREMIUM                 POLICYHOLDER   AMORTIZATION OF
                               REVENUE        NET      BENEFITS AND     DAC AND VOBA       OTHER          PREMIUMS
                             AND POLICY   INVESTMENT     INTEREST        CHARGED TO      OPERATING         WRITTEN
SEGMENT                        CHARGES      INCOME       CREDITED      OTHER EXPENSES   EXPENSES(1)   (EXCLUDING LIFE)
-------                      ----------   ----------   ------------   ---------------   -----------   ----------------
2006
Individual.................    $1,462       $  985        $  984            $481            $564             $--
Institutional..............        89        1,449         1,097               6              10               9
Corporate & Other..........        25          405            27               1             111              25
                               ------       ------        ------            ----            ----             ---
                               $1,576       $2,839        $2,108            $488            $685             $34
                               ======       ======        ======            ====            ====             ===
2005(2)
Individual.................    $  997       $  530        $  641            $287            $353             $--
Institutional..............       133          712           627               1              29               9
Corporate & Other..........        13          196            22              --               8              13
                               ------       ------        ------            ----            ----             ---
                               $1,143       $1,438        $1,290            $288            $390             $22
                               ======       ======        ======            ====            ====             ===
2004(3)....................    $  168       $  207        $  171            $115            $ 64             $--
                               ======       ======        ======            ====            ====             ===



--------

   (1) Includes other expenses excluding amortization of deferred acquisition costs and value of business acquired charged to other expenses.

   (2) Includes six months of results for MetLife Connecticut and twelve months of results for MLI-USA.

   (3) Prior to the acquisition of MetLife Connecticut by MetLife, MLI-USA operated as a single segment.

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                   SCHEDULE IV

                            CONSOLIDATED REINSURANCE
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                                  (IN MILLIONS)

                                                                                 % AMOUNT
                                                                                  ASSUMED
                                GROSS AMOUNT     CEDED    ASSUMED   NET AMOUNT    TO NET
                                ------------   --------   -------   ----------   --------
2006
Life insurance in force.......    $153,390     $119,281   $14,374     $48,483      29.6%
                                  ========     ========   =======     =======
Insurance premium
Life insurance................    $    323     $     72   $    21     $   272       7.7%
Accident and health...........         276          240        --          36        --%
                                  --------     --------   -------     -------
  Total insurance premium.....    $    599     $    312   $    21     $   308       6.8%
                                  ========     ========   =======     =======




                                                                                % AMOUNT
                                                                                 ASSUMED
                                GROSS AMOUNT    CEDED    ASSUMED   NET AMOUNT    TO NET
                                ------------   -------   -------   ----------   --------
2005
Life insurance in force.......    $126,362     $93,686   $16,921     $49,597      34.1%
                                  ========     =======   =======     =======
Insurance premium
Life insurance................    $    269     $    45   $    38     $   262      14.5%
Accident and health...........         144         125        --          19        --%
                                  --------     -------   -------     -------
  Total insurance premium.....    $    413     $   170   $    38     $   281      13.5%
                                  ========     =======   =======     =======




                                                                                % AMOUNT
                                                                                 ASSUMED
                                 GROSS AMOUNT    CEDED   ASSUMED   NET AMOUNT    TO NET
                                 ------------   ------   -------   ----------   --------
2004
Life insurance in force........     $4,310      $2,759     $--       $1,551        --%
                                    ======      ======     ===       ======
Insurance premium
Life insurance.................     $   13      $    4     $--       $    9        --%
                                    ------      ------     ---       ------
  Total insurance premium......     $   13      $    4     $--       $    9        --%
                                    ======      ======     ===       ======



     For the year ended December 31, 2006, both reinsurance ceded and assumed include affiliated transactions of $21 million. For the year ended December 31, 2005, reinsurance ceded and assumed include affiliated transactions of $12 million and $38 million, respectively. For the year ended December 31, 2004, both reinsurance ceded and assumed include affiliated transactions of $1 million.

                             PIONEER ANNUISTAR PLUS
                            PORTFOLIO ARCHITECT PLUS
                            SCUDDER ADVOCATE REWARDS

                       STATEMENT OF ADDITIONAL INFORMATION

          METLIFE OF CT SEPARATE ACCOUNT TWELVE FOR VARIABLE ANNUITIES
                                    ISSUED BY

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                                  ONE CITYPLACE
                        HARTFORD, CONNECTICUT 06103-3415
MLAC-Book-70-71-75                                       December 7, 2007

                                     PART C

                                OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

(a) The financial statements of the Registrant and the report of Independent Registered Public Accounting Firm thereto are contained in the Registrant's Annual Report and are included in the Statement of Additional Information. The financial statements of the Registrant include:

     (1)  Statement of Assets and Liabilities as of December 31, 2006

     (2)  Statement of Operations for the year ended December 31, 2006

     (3) Statement of Changes in Net Assets for the years ended December 31, 2006 and 2005

     (4)  Notes to Financial Statements

The consolidated financial statements and schedules of MetLife Insurance Company of Connecticut and subsidiaries and the report of Independent Registered Public Accounting Firm, are contained in the Statement of Additional Information. The consolidated financial statements of MetLife Insurance Company of Connecticut and subsidiaries include:

     (1)  Consolidated Balance Sheets as of December 31, 2006 and 2005

     (2) Consolidated Statements of Income for the years ended December 31, 2006, December 31, 2005 and 2004

     (3) Consolidated Statements of Stockholder's Equity for the years ended December 31, 2006, 2005 and 2004

     (4) Consolidated Statements of Cash Flows for the year ended December 31, 2006, 2005 and 2004

     (5)  Notes to Consolidated Financial Statements

     (6)  Financial Statement Schedules

(b)  Exhibits

EXHIBIT
 NUMBER   DESCRIPTION
-------   -----------
1(a).     Resolution of The Travelers Life and Annuity Company Board of
          Directors authorizing the establishment of the Registrant.
          (Incorporated herein by reference to Exhibit 1 to the Registration
          Statement on Form N-4, File No. 333-40191, filed November 13, 1997.)

1(b).     Resolution of Board of Directors of MetLife Insurance Company of
          Connecticut (including Agreement and Plan of Merger.) Filed herewith.

2.        Not Applicable.

3(a).     Distribution and Principal Underwriting Agreement among the
          Registrant, The Travelers Life and Annuity Company and Travelers
          Distributions LLC (Incorporated herein by reference to Exhibit 3(a) to Post-Effective Amendment No. 4 to the Registration Statement on
          Form N-4, File No. 333-58809, filed February 26, 2001.)

3(b). Form of Selling Agreement. (Incorporated herein by reference to Exhibit 3(b) to Post-Effective Amendment No. 14 to The Travelers Fund
          ABD for Variable Annuities to the Registration Statement on Form N-4,
          File No. 033-65343, filed April 6, 2006.)

3(c).     Agreement and Plan of Merger (10-26-06) (MLIDLLC into MLIDC).
          (Incorporated herein by reference to Exhibit 3(c) to Post-Effective
          Amendment No. 16 to MetLife of CT Fund ABD II for Variable Annuities to the Registration Statement on Form N-4, File Nos. 033-65339/811-
          07463, filed April 6, 2007.)

3(d). Master Retail Sales Agreement (MLIDC). (Incorporated herein by reference to Exhibit 3(d) to Post-Effective Amendment No. 16 to
          MetLife of CT Fund ABD II for Variable Annuities to the Registration
          Statement on Form N-4, File Nos. 033-65339/811-07463, filed April 6,
          2007.)

4(a). Form of Variable Annuity Contract. (Incorporated herein by reference to Exhibit 4 to Pre-Effective Amendment No. 1 to the Registration
          Statement on Form N-4, File No. 333-101814, filed April 17, 2003.)

4(b). Form of Guaranteed Minimum Withdrawal Rider. (Incorporated herein by reference to Exhibit 4 to Post-Effective Amendment No. 4 to the
          Registration Statement on Form N-4, file No. 333-101778, filed
          November 19, 2004.)

4(c).     Company Name Change Endorsement The Travelers Life and Annuity
          Company effective May 1, 2006. (Incorporated herein by reference to Exhibit 4(c) to Post-Effective Amendment No. 14 to The Travelers Fund
          ABD II for Variable Annuities Registration Statement on Form N-4,
          File No. 033-65339, filed April 7, 2006.)


EXHIBIT
 NUMBER   DESCRIPTION
-------   -----------
4(d).     Merger Endorsement (6-E48-07) (December 7, 2007.) Filed herewith.

5(a). Form of Application. (Incorporated herein by reference to Exhibit 5 to Pre-Effective Amendment No. 1 to the Registration Statement on
          Form N-4, File No. 333-101778, filed April 17, 2003.)

5(b). Form of Variable Annuity Application. (Incorporated herein by reference to Exhibit 5 to Post-Effective Amendment No. 14 to The
          Travelers Fund ABD for Variable Annuities to the Registration
          Statement on Form N-4, File No. 033-65343, filed April 6, 2006.)

6(a).     Charter of The Travelers Insurance Company, as amended on October 19,
          1994. (Incorporated herein by reference to Exhibit 3(a)(i) to the Registration Statement on Form S-2, File No. 033-58677, filed via
          Edgar on April 18, 1995.)

6(b).     By-Laws of The Travelers Insurance Company, as amended on October 20,
          1994. (Incorporated herein by reference to Exhibit 3(b)(i) to the Registration Statement on Form S-2, File No. 033-58677, filed via
          Edgar on April 18, 1995.)

6(c). Certificate of Amendment of the Charter as Amended and Restated of The Travelers Insurance Company effective May 1, 2006. (Incorporated herein by reference to Exhibit 6(c) to Post-Effective Amendment No.
          14 to The Travelers Fund ABD for Variable Annuities to the
          Registration Statement on Form N-4, File No. 033-65343, filed April
          6, 2006.)

6(d).     Certificate of Correction of MetLife Insurance Company of
          Connecticut. (Incorporated herein by reference to Exhibit 6(d) to Post-Effective Amendment No. 11 to MetLife of CT Separate Account
          Nine for Variable Annuities' Registration Statement on Form N-4, File
          Nos. 333-65926/811-09411, filed October 31, 2007.)

7.        Specimen Reinsurance Agreement.  (Incorporated herein by reference to
          Exhibit 7 to Post-Effective Amendment No. 2 to the Registration
          Statement on Form N-4, File No. 333-65942, filed April 15, 2003.)

8(a). Form of Participation Agreement. (Incorporated herein by reference to Exhibit 8 to Post-Effective Amendment No. 8 to the Registration
          Statement on Form N-4, File No. 333-101778, filed April 21, 2005.)

8(b).     Participation Agreement Among Metropolitan Series Fund, Inc., MetLife
          Advisers, LLC, MetLife Investors Distribution Company and MetLife
          Insurance Company of Connecticut effective August 31, 2007.
          (Incorporated herein by reference to Exhibit 8(e) to Post-Effective
          Amendment No. 11 to MetLife of CT Separate Account Nine for Variable
          Annuities' Registration Statement on Form N-4, File Nos. 333-
          65926/811-09411, filed October 31, 2007.)

8(c).     Participation Agreement Among Met Investors Series Trust, Met
          Investors Advisory, LLC, MetLife Investors Distribution Company, The
          Travelers Insurance Company and The Travelers Life and Annuity
          Company effective November 1, 2005. (Incorporated herein by reference to Exhibit 8(c) to Post-Effective Amendment No. 14 to The
          Travelers Fund ABD for Variable Annuities Registration Statement on
          Form N-4, File No. 033-65343, filed April 6, 2006.)

9.        Opinion of Counsel as to the legality of securities being registered.
          Filed herewith.

10.       Consent of Deloitte & Touche LLP, Independent Registered Public
          Accounting Firm. Filed herewith.

11.       Not applicable.

12.       Not applicable.

13.       Powers of Attorney authorizing Michele H. Abate, John E. Connolly,
          Jr., James L. Lipscomb, Gina C. Sandonato, Myra L. Saul, and Marie C.
          Swift to act as signatory for Michael K. Farrell, William J.
          Mullaney, Lisa M. Weber, Stanley J. Talbi, and Joseph J. Prochaska,
          Jr.  Filed herewith.


ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

Principal Business Address:

MetLife Insurance Company of Connecticut
One Cityplace
Hartford, CT 06103-3415

NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH INSURANCE COMPANY
--------------------------   ---------------------------------------------------------------------
Michael K. Farrell           Director and President
10 Park Avenue
Morristown, NJ 07962

William J. Mullaney          Director
1 Metlife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH INSURANCE COMPANY
--------------------------   ---------------------------------------------------------------------
Lisa M. Weber                Director
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Steven A. Kandarian          Executive Vice President and Chief Investment Officer
10 Park Avenue
Morristown, NJ 07962

James L. Lipscomb            Executive Vice President and General Counsel
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Joseph J. Prochaska, Jr.     Executive Vice President and Chief Accounting Officer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Stanley J. Talbi             Executive Vice President and Chief Financial Officer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Gwenn L. Carr                Senior Vice President and Secretary
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Eric T. Steigerwalt          Senior Vice President and Treasurer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

William D. Cammarata         Senior Vice President
18210 Crane Nest Drive
Tampa, FL 33647

Elizabeth M. Forget          Senior Vice President
260 Madison Ave
New York, NY 10016

Gene L. Lunman               Senior Vice President
185 Asylum Street
Hartford, CT 06103

Roberto Baron                Vice President and Senior Actuary
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

S. Peter Headley             Vice President and Assistant Secretary
3717 W. 100(th) Street
Suite 700
Overland Park, KS 62210

Daniel D. Jordan             Vice President and Assistant Secretary
501 Boylston Street
Boston, MA 02116

Bennett D. Kleinberg         Vice President and Actuary
185 Asylum Street
Hartford, CT 06103

Christopher A. Kremer        Vice President and Actuary
501 Boylston Street
Boston, MA 02116

Paul L. LeClair              Vice President and Actuary
501 Boylston Street
Boston, MA 02116

Jonathan L. Rosenthal        Vice President and Chief Hedging Officer
10 Park Avenue
Morristown, NJ 07962


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH INSURANCE COMPANY
--------------------------   ---------------------------------------------------------------------
Patrick D. Studley           Vice President and Actuary
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Jeffrey N. Altman            Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Steven J. Brash              Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Herbert B. Brown             Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Vincent Cirulli              Vice President
10 Park Avenue
Morristown, NJ 07962

James R. Dingler             Vice President
10 Park Avenue
Morristown, NJ 07962

Judith A. Gulotta            Vice President
10 Park Avenue
Morristown, NJ 07962

Gregory M. Harrison          Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

C. Scott Inglis              Vice President
10 Park Avenue
Morristown, NJ 07962

James W. Koeger              Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

Joseph J. Massimo            Vice President
18210 Crane Nest Drive
Tampa, FL 33647

Daniel A. O'Neill            Vice President
8717 W. 110(th) Street
Suite 700
Overland Park, KS 62210

Mark S. Reilly               Vice President
185 Asylum Street
Hartford, CT 06103

Mark J. Remington            Vice President
185 Asylum Street
Hartford, CT 06103

Ragai A. Roushdy             Vice President
10 Park Avenue
Morristown, NJ 07962

Kevin M. Thorwarth           Vice President
10 Park Avenue
Morristown, NJ 07962

Mark. H. Wilsmann            Vice President
10 Park Avenue
Morristown, NJ 07962

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Registrant is a separate account of MetLife Insurance Company of Connecticut under Connecticut insurance law. The Depositor is a wholly owned subsidiary of MetLife, Inc., a publicly traded company. No person is controlled by the Registrant. The following outline indicates those entities that are controlled by MetLife, Inc. or are under the common control of MetLife, Inc. No person is controlled by the Registrant.

           ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                              AS OF SEPTEMBER 30, 2007

The following is a list of subsidiaries of MetLife, Inc. updated as of September 30, 2007. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, (if any)) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.

A.    MetLife Group, Inc. (NY)

B.    MetLife Bank National Association (USA)

C.    Exeter Reassurance Company, Ltd. (Bermuda)

D.    MetLife Taiwan Insurance Company Limited (Taiwan)

E.    Metropolitan Tower Life Insurance Company (DE)

      1.    TH Tower NGP, LLC (DE)

      2. Partners Tower, L.P. (DE) - a 99% limited partnership interest of Partners Tower, L.P. is held by Metropolitan Tower Life Insurance Company and 1% general partnership interest is held by TH Tower NGP, LLC (DE)

      3.    TH Tower Leasing, LLC (DE)

      4.    MetLife Reinsurance Company of Charleston (SC)

      5.    Entrecap Real Estate II, LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by Entrecap Real Estate II, LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            a)    PREFCO Vingt LLC (CT)

            b) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by Entrecap Real Estate II, LLC and 1% general partnership is held by PREFCO Vingt LLC.

     6.     Plaza Drive Properties, LLC (DE)

     7.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

F. MetLife Pensiones S.A. (Mexico)- 97.4738% is owned by MetLife, Inc. and 2.5262% is owned by Metropolitan Asset Management Corporation.

G. MetLife Chile Inversiones Limitada (Chile)- 99.9999999% is owned by MetLife, Inc. and 0.0000001% is owned by Natiloportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile)- 99.99% is owned by MetLife Chile Inversiones Limitada and 0.01% is owned by MetLife International Holdings, Inc.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile)- 99.99% is owned by MetLife Chile Seguros de Vida S.A. and 0.01% is owned by MetLife Chile Inversiones Limitada.

H. MetLife Mexico S.A. (Mexico)- 98.70541% is owned by MetLife, Inc., 1.27483% is owned by Metropolitan Asset Management Corporation and 0.01976% is owned by Metlife International Holdings, Inc.

      1. MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. (Mexico) and 0.01% is owned by MetLife Pensiones S.A.

            a) Met1 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A. (Mexico)

            b) Met2 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A. (Mexico)

            c) Met3 SIEFORE, S.A. de C.V. (Mexico)- 99.9% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A. (Mexico)

I. MetLife Mexico Servicios, S.A. de C.V. (Mexico)- 98% is owned by MetLife, Inc. and 2% is owned by MetLife International Holdings, Inc.

J.    Metropolitan Life Seguros de Vida S.A. (Uruguay)

K.    MetLife Securities, Inc. (DE)

L.    Enterprise General Insurance Agency, Inc. (DE)

      1.    MetLife General Insurance Agency of Texas, Inc. (DE)

      2.    MetLife General Insurance Agency of Massachusetts, Inc. (MA)

M.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

N.    Cova Corporation (MO)

      1.    Texas Life Insurance Company (TX)

      2.    Cova Life Management Company (DE)

O.    MetLife Investors Insurance Company (MO)

P.    First MetLife Investors Insurance Company (NY)

Q.    Walnut Street Securities, Inc. (MO)

R.    Newbury Insurance Company, Limited (BERMUDA)

S.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    Met Investors Advisory, LLC (DE)

      3.    MetLife Investors Financial Agency, Inc. (TX)

T.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Mexico Cares, S.A. de C.V. (Mexico)

            a)    Fundacion MetLife Mexico, A.C. (Mexico)

      2.    Natiloportem Holdings, Inc. (DE)

            a)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

                  (1) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  (2) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      3. MetLife India Insurance Company Private Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.

      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.99905% is owned by MetLife International Holdings, Inc. and 0.00095% is owned by Natiloporterm Holdings, Inc.

      5. Metropolitan Life Seguros de Retiro S.A. (Argentina)- 95.23% is owned by MetLife International Holdings, Inc. and 4.77% is owned by Natiloportem Holdings, Inc.

      6. Metropolitan Life Seguros de Vida S.A. (Argentina)- 95.2499% is owned by MetLife International Holdings, Inc. and 4.7473% is owned by Natiloportem Holdings, Inc.

      7. MetLife Insurance Company of Korea Limited (South Korea)- 21.22% of MetLife Insurance Company of Korea Limited is owned by MetLife, Mexico, S.A. and 78.78% is owned by Metlife International Holdings, Inc.

      8. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 74.5485235740% is owned by MetLife International Holdings, Inc. and 25.451476126% is owned by MetLife Worldwide Holdings, Inc. and 0.0000003% is owned by Natiloportem Holdings, Inc.

      9.    MetLife Global, Inc. (DE)

      10. MetLife Administradora de Fundos Multipatrocinados Ltda (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.

      11.   MetLife Insurance Limited (United Kingdom)

      12.   MetLife General Insurance Limited (Australia)

      13.   MetLife Limited (United Kingdom)

      14. MetLife Insurance S.A./NV (Belgium) - 99.9% is owned by MetLife International Holdings, Inc. and 0.1% is owned by third parties.

      15.   MetLife Services Limited (United Kingdom)

      16. Siembra Seguros de Vida S.A. (Argentina) - 97.9327% is owned by MetLife International Holdings, Inc. and 2.0672% is owned by Natiloportem Holdings, Inc.

      17.   MetLife Insurance Limited (Australia)

            a)    MetLife Insurance and Investment Trust (Australia)

            b)    MetLife Investments Pty Limited (Australia)

            c)    MetLife Services (Singapore) PTE Limited (Australia)

      18. Siembra Seguros de Retiro S.A. (Argentina) - 96.8819% is owned by MetLife International Holdings, Inc. and 3.1180% is owned by Natiloportem Holdings, Inc.

      19. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, Inc. and 94.9999% is owned by MetLife International Holdings Inc.

      20. Compania Previsional MetLife S.A. (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.

           (a) Met AFJP S.A. (Argentina) - 75.4088% of the shares of Met AFJP S.A. are held by Compania Previsional MetLife SA, 19.5912% is owned by Metropolitan Life Seguros de Vida SA, 3.9689% is held by Natiloportem Holdings, Inc. and 1.0310% is held by Metropolitan Life Seguros de Retiro SA.

      21.   MetLife Worldwide Holdings, Inc. (DE)

            a)    MetLife Towarzystwo Ubezpieczen na Zycie Spolka Akcyjna.
                  (Poland)

            b)    MetLife Direct Co., Ltd. (Japan)

            c)    MetLife Fubon Limited (Japan)

U.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

            a) Park Twenty Three Investments Company (United Kingdom)- 1% voting control of Park Twenty Three Investments Company is held by St. James Fleet Investments Two Limited. 1% of the shares of Park Twenty Three Investments Company is held by Metropolitan Life Insurance Company. 99% is owned by 334 Madison Euro Investment, Inc.

                  (1) Convent Station Euro Investments Four Company (United Kingdom)- 1% voting control of Convent Station Euro Investments Four Company is held by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company. 99% is owned by Park Twenty Three Investments Company.

      2. St. James Fleet Investments Two Limited (Cayman Islands)- 34% of the shares of St. James Fleet Investments Two Limited is held by Metropolitan Life Insurance Company.

      3. One Madison Investments (Cayco) Limited (Cayman Islands)- 10.1% voting control of One Madison Investments (Cayco) Limited is held by Convent Station Euro Investments Four Company. 89.9% of the shares of One Madison Investments (Cayco) Limited is held by Metropolitan Life Insurance Company.

      4. CRB Co, Inc. (MA)- AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares and AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB, Co., Inc.

      5.    GA Holding Corp. (MA)

      6.   Thorngate, LLC (DE)

      7.   Alternative Fuel I, LLC (DE)

      8.   Transmountain Land & Livestock Company (MT)

      9.   MetPark Funding, Inc. (DE)

      10.   HPZ Assets LLC (DE)

      11.   Missouri Reinsurance (Barbados), Inc. (Barbados)

      12.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      13.   MetLife Real Estate Cayman Company (Cayman Islands)

      14.   Metropolitan Marine Way Investments Limited (Canada)

      15.   MetLife Private Equity Holdings, LLC (DE)

      16.   23rd Street Investments, Inc. (DE)

            a) Mezzanine Investment Limited Partnership-BDR (DE). Metropolitan Life Insurance Company holds a 99% limited partnership interest in Mezzanine Investment Limited Partnership-BDR and 23rd Street Investments, Inc. is a 1% general partner.

            b) Mezzanine Investment Limited Partnership-LG (DE). 23rd Street Investments, Inc. is a 1% general partner of Mezzanine Investment Limited Partnership-LG. Metropolitan Life Insurance Company holds a 99% limited partnership interest in Mezzanine Investment Limited Partnership-LG.

      17.   Metropolitan Realty Management, Inc. (DE)

      18.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      19.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

        20.   Bond Trust Account A (MA)

        21.   Metropolitan Asset Management Corporation (DE)

            a) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 9% General Partnership interest is held by Metropolitan Asset Management Corporation and 90% Limited Partnership interest is held by Metropolitan Life Insurance Company.

            b) MetLife Capital Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 78.5% Limited Partnership interest is held by Metropolitan Life Insurance Company and 20.5% Limited Partnership interest is held by Metropolitan Asset Management Corporation.

            c) MetLife Investments Asia Limited (Hong Kong)- One share of MetLife Investments Asia Limited is held by W&C Services, Inc., a nominee of Metropolitan Asset Management Corporation.

            d) MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

            e) MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited and 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      22.   New England Life Insurance Company (MA)

            a)    MetLife Advisers, LLC (MA)

            b)    New England Securities Corporation (MA)

            c)    Omega Reinsurance Corporation (AZ)

      23.   GenAmerica Financial, LLC (MO)

            a)    GenAmerica Capital I (DE)

            b)    General American Life Insurance Company (MO)

                  (1)   GenAmerica Management Corporation (MO)

                 (2) Reinsurance Group of America, Incorporated (MO) - 52.8% is owned by General American Life Insurance Company.

                        (a)   Reinsurance Company of Missouri, Incorporated (MO)

                              (i)   Timberlake Financial, L.L.C. (DE)

                                    (A)   Timberlake Reinsurance Company II (SC)

                              (ii)  RGA Reinsurance Company (MO)

                                    (A)   Fairfield Management Group, Inc. (MO)

                                          (aa)  Reinsurance Partners, Inc. (MO)

                        (b)   RGA Worldwide Reinsurance Company, Ltd. (Barbados)

                        (c)   RGA Americas Reinsurance Company, Ltd. (Barbados)

                        (d)   RGA Reinsurance Company (Barbados) Ltd. (Barbados)

                              (i) RGA Financial Group, L.L.C. (DE)- 80% is owned by RGA Reinsurance Company (Barbados) Ltd. RGA Reinsurance Company also owns a 20% non-equity membership in RGA Financial Group, L.L.C.

                        (e)   RGA Life Reinsurance Company of Canada (Canada)

                        (f)   RGA International Corporation (Nova Scotia/Canada)

                        (g)   RGA Holdings Limited (U.K.) (United Kingdom)

                              (i)   RGA UK Services Limited (United Kingdom)

                              (ii)  RGA Capital Limited U.K. (United
                                    Kingdom)

                              (iii) RGA Reinsurance (UK) Limited (United
                                    Kingdom)

                              (iv) RGA Services India Private Limited (India) - Reinsurance Group of America Incorporated owns 99% of RGA Services India Private Limited and RGA Holdings Limited owns 1%.

                        (h)   RGA South African Holdings (Pty) Ltd. (South
                              Africa)

                              (i) RGA Reinsurance Company of South Africa Limited (South Africa)

                        (i)   RGA Australian Holdings PTY Limited (Australia)

                              (i)   RGA Reinsurance Company of Australia
                                    Limited (Australia)

                              (ii)  RGA Asia Pacific PTY, Limited (Australia)

                        (j) General American Argentina Seguros de Vida, S.A. (Argentina) - 95% of General American Argentina Seguros de Vida, S.A. is owned by Reinsurance Group of America, Incorporated and 5% is owned by RGA Reinsurance Company (Barbados) Ltd.

                        (k)   RGA Technology Partners, Inc. (MO)

                        (l)   RGA International Reinsurance Company (Ireland)

                        (m)   RGA Capital Trust I (DE)

                              (i)   RGA Global Reinsurance Company, Ltd.
                                    (Bermuda)

      24.   Corporate Real Estate Holdings, LLC (DE)

      25. Ten Park SPC (CAYMAN ISLANDS ) - 1% voting control of Ten Park SPC is held by Metropolitan Asset Management Corporation

      26.   MetLife Tower Resources Group, Inc. (DE)

      27.   Headland - Pacific Palisades, LLC (CA)

      28. Headland Properties Associates (CA) - 1% is owned by Headland - Pacific Palisades, LLC and 99% is owned by Metropolitan
            Life Insurance Company.

      29.   Krisman, Inc. (MO)

      30.   Special Multi-Asset Receivables Trust (DE)

      31.   White Oak Royalty Company (OK)

      32.   500 Grant Street GP LLC (DE)

      33. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC

      34.   MetLife Canada/MetVie Canada (Canada)

      35.   MetLife Retirement Services LLC (NJ)

            a)   MetLife Investment Funds Services LLC (NJ)

            b)   MetLife Investment Funds Management LLC (NJ)

            c)   MetLife Associates LLC (DE)

      36.   Euro CL Investments LLC (DE)

      37.   MEX DF Properties, LLC (DE)

      38. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company

      39.   MetLife Properties Ventures, LLC (DE)

            a)   Citypoint Holdings II Limited (UK)

      40.   Housing Fund Manager, LLC (DE)

      41. MTC Fund I, LLC (DE) 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC.

V.    MetLife Capital Trust II (DE)

W.    MetLife Capital Trust III (DE)

X. MetLife Insurance Company of Connecticut (Life Department) (Accident Department) (CT) 86.72% is owned by MetLife, Inc. and 13.28% is owned by MetLife Investors Group, Inc.

      1.    440 South LaSalle LLC (DE)

      2. Pilgrim Investments Oakmont Lane, LLC (DE) - 50% is owned by MetLife Insurance Company of Connecticut and 50% is owned by a third party.

      3. Pilgrim Alternative Investments Opportunity Fund I, LLC (DE) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      4.    Pilgrim Alternative Investments Opportunity Fund III Associates, LLC
            (CT) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      5.    Pilgrim Investments Highland Park, LLC (DE)

      6.    Metropolitan Connecticut Properties Ventures, LLC (DE)

      7.    Metropolitan Canadian Property Ventures LLC (NY)

      8.    Euro TI Investments LLC (DE)

      9.    Greenwich Street Investments, LLC (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      10.   Hollow Creek, L.L.C. (CT)

      11. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MetLife Insurance Company of Connecticut and MetLife Life and Annuity Company of Connecticut.

      12. One Financial Place Holdings, LLC (DE)-100% is owned in the aggregate by MetLife Insurance Company of Connecticut and MetLife Life and Annuity Company of Connecticut.

      13.   Plaza LLC (CT)

            a)    Tower Square Securities, Inc. (CT)

                  1) Tower Square Securities Insurance Agency of New Mexico, Inc. (NM)

                  2)    Tower Square Securities Insurance Agency of
                        Ohio, Inc. (OH) 99% is owned by Tower Square Securities, Inc.

      14.   TIC European Real Estate LP, LLC (DE)

      15.   MetLife European Holdings, Inc. (UK)

            a) MetLife Europe Limited (IRELAND)

               (i) MetLife Pensions Trustees Limited (UK)

            b) MetLife Assurance Limited (UK)

      16.   Travelers European Investments LLC (CT)

      17.   Travelers International Investments Ltd. (Cayman Islands)

      18.   MetLife Life and Annuity Company of Connecticut (CT)

            a)    Euro TL Investments LLC (DE)

      19.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

                  1)    Panther Valley, Inc. (NJ)

      20. TRAL & Co. (CT) - TRAL & Co. is a general partnership. Its partners are MetLife Insurance Company of Connecticut and MetLife Life and Annuity Company of Connecticut.

      21.   Tribeca Distressed Securities L.L.C. (DE)

      22.   MetLife Investors USA Insurance Comapny (DE)

      23.   MetLife Property Ventures Canada ULC (Canada)

Y.    MetLife Reinsurance Company of South Carolina (SC)

Z.    MetLife Investment Advisors Company, LLC (DE)

AA.   MetLife Standby I, LLC (DE)

      1.   MetLife Exchange Trust I (DE)

BB.   MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           (i)   MetLife Services East Private Limited (India)

CC.   Soap Acquisition Corporation (NY)

The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

In addition to the entities shown on the organizational chart, MetLife, Inc. (or where indicated, a subsidiary) also owns interests in the following entities:

1) Metropolitan Life Insurance Company owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

2) Metropolitan Life Insurance Company indirectly owns 100% of the non-voting preferred stock of Nathan and Lewis Associates Ohio, Incorporated, an insurance agency. 100% of the voting common stock of this company is held by an individual who has agreed to vote such shares at the direction of N.L. HOLDING CORP. (DEL), a direct wholly owned subsidiary of MetLife, Inc.

3) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan Life Insurance Company serves as the general partner of the limited partnerships and Metropolitan Life Insurance Company directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies.

4) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

NOTE: THE METLIFE, INC. ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT VENTURES AND PARTNERSHIPS OF WHICH METLIFE, INC. AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

                                        7

ITEM 27. NUMBER OF CONTRACT OWNERS

As of October 31, 2007, there were 2,369 qualified contracts and 2,025 non-qualified contracts of Pioneer Annuistar Plus; there were 2,224 qualified contracts and 1,484 non-qualified contracts of Portfolio Architect Plus; and there were 621 qualified contracts and 848 non-qualified contracts of Scudder Advocate Rewards offered by the Registrant.

ITEM 28. INDEMNIFICATION

The Depositor's parent, MetLife, Inc. has secured a Financial Institutions Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife, Inc. also maintains a Directors and Officers Liability and Corporate Reimbursement Insurance Policy with limits of $400 million under which the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter (the "Underwriter"), as well as certain other subsidiaries of MetLife are covered. A provision in MetLife, Inc.'s by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of certain organizations, including the Depositor and the Underwriter.

Sections 33-770 to 33-778, inclusive of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is wholly successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation and in all other cases, his conduct was at least not opposed to the best interests of the corporation, and in a criminal case he had no reasonable cause to believe his conduct was unlawful; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

C.G.S. Section 33-778 provides an exclusive remedy; a Connecticut corporation cannot indemnify a director or officer to an extent either greater or less than that authorized by the statute, e.g., pursuant to its certificate of incorporation, by-laws, or any separate contractual arrangement. However, the statute does specifically authorize a corporation to procure indemnification insurance to provide greater indemnification rights. The premiums for such insurance may be shared with the insured individuals on an agreed basis.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITER

(a)  MetLife Investors Distribution Company
     5 Park Plaza, Suite 1900
     Irvine, CA 92614

     MetLife Investors Distribution Company also serves as principal underwriter and distributor for the following investment companies (other than the Registrant):

MetLife of CT  Fund U for Variable Annuities

MetLife of CT  Fund BD for Variable Annuities

MetLife of CT  Fund BD II for Variable Annuities

MetLife of CT  Fund BD III for Variable Annuities

MetLife of CT  Fund BD IV for Variable Annuities

MetLife of CT  Fund ABD for Variable Annuities

MetLife of CT  Fund ABD II for Variable Annuities

MetLife of CT  Separate Account PF for Variable Annuities

MetLife of CT  Separate Account PF II for Variable Annuities

MetLife of CT  Separate Account QP for Variable Annuities

MetLife of CT  Separate Account QPN for Variable Annuities

MetLife of CT  Separate Account TM for Variable Annuities

MetLife of CT  Separate Account TM II for Variable Annuities

MetLife of CT  Separate Account Five for Variable Annuities

MetLife of CT  Separate Account Six for Variable Annuities

MetLife of CT  Separate Account Seven for Variable Annuities

MetLife of CT  Separate Account Eight for Variable Annuities

MetLife of CT  Separate Account Nine for Variable Annuities

MetLife of CT  Separate Account Ten for Variable Annuities

MetLife of CT  Fund UL for Variable Life Insurance,

MetLife of CT  Fund UL II for Variable Life Insurance

MetLife of CT  Fund UL III for Variable Life Insurance

MetLife of CT  Variable Life Insurance Separate Account One

MetLife of CT  Variable Life Insurance Separate Account Two

MetLife of CT  Variable Life Insurance Separate Account Three

Metropolitan Life Variable Annuity Separate Account I

Metropolitan Life Variable Annuity Separate Account II

MetLife of CT  Separate Account Eleven for Variable Annuities

MetLife of CT  Separate Account Twelve for Variable Annuities

MetLife of CT  Separate Account Thirteen for Variable Annuities

MetLife of CT  Separate Account Fourteen for Variable Annuities

MetLife Insurance Company of Connecticut Variable Annuity Separate Account 2002

MetLife Life and Annuity Company of Connecticut Variable Annuity Separate Account 2002

Met Investors Series Trust

MetLife Investors Variable Annuity Account One

MetLife Investors Variable Annuity Account Five

MetLife Investors Variable Life Account One

MetLife Investors Variable Life Account Five

MetLife Investors USA Separate Account A

MetLife Investors USA Variable Life Account A

First MetLife Investors Variable Annuity Account One

General American Separate Account Eleven

General American Separate Account Twenty-Eight

General American Separate Account Twenty-Nine

General American Separate Account Two

Security Equity Separate Account Twenty-Six

Security Equity Separate Account Twenty-Seven

Metropolitan Life Separate Account E

Metropolitan Life Separate Account UL

Metropolitan Tower Life Separate Account One

Metropolitan Tower Life Separate Account Two

Paragon Separate Account A

Paragon Separate Account B

Paragon Separate Account C

Paragon Separate Account D
Metropolitan Series Fund, Inc.

(b) MetLife Investors Distribution Company is the principal underwriter for the Contracts. The following persons are officers and managers of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 5 Park Plaza, Suite 1900, Irvine, CA 92614.

NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH UNDERWRITER
--------------------------   ---------------------------------------------------------------------
Michael K. Farrell           Director
10 Park Avenue
Morristown, NJ 07962

Craig W. Markham             Director and Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

William J. Toppeta           Director
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Paul A. Sylvester            President, National Sales Manager- Annuities & LTC
10 Park Avenue
Morristown, NJ 07962

Elizabeth M. Forget          Executive Vice President, Investment Fund Management & Marketing
260 Madison Avenue
New York, NY 10016

Paul A. LaPiana              Executive Vice President, National Sales Manager-Life
5 Park Plaza
Suite 1900
Irvine, CA 92614

Richard C. Pearson           Executive Vice President, General Counsel and Secretary
5 Park Plaza
Suite 1900
Irvine, CA 92614

Andrew Aiello                Senior Vice President, Channel Head-National Accounts
5 Park Plaza
Suite 1900
Irvine, CA 92614

Jeffrey A. Barker            Senior Vice President, Channel Head-Independent Accounts
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101


NAME AND PRINCIPAL           POSITIONS AND OFFICES
BUSINESS ADDRESS             WITH UNDERWRITER
--------------------------   ---------------------------------------------------------------------
Douglas P. Rodgers           Senior Vice President, Channel Head-LTC
10 Park Avenue
Morristown, NJ 07962

Myrna F. Solomon             Senior Vice President, Channel Head-Banks
501 Boylston Street
Boston, MA 02116

Leslie Sutherland            Senior Vice President, Channel Head-Broker/Dealers
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Edward C. Wilson             Senior Vice President, Channel Head-Wirehouse
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Curtis Wohlers               Senior Vice President, Channel Head-Planners
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Jay S. Kaduson               Senior Vice President
10 Park Avenue
Morristown, NJ 07962

Eric T. Steigerwalt          Treasurer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Peter Gruppuso               Vice President, Chief Financial Officer
485-E US Highway 1 South
Iselin, NJ 08830

Debora L. Buffington         Vice President, Director of Compliance
5 Park Plaza
Suite 1900
Irvine, CA 92614

David DeCarlo                Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Charles M. Deuth             Vice President, National Accounts
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Paul M. Kos                  Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Deron J. Richens             Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Cathy Sturdivant             Vice President
5 Park Plaza
Suite 1900
Irvine, CA 92614

Paulina Vakouros             Vice President
260 Madison Avenue
New York, NY 10016

(c) Compensation from the Registrant. The following commissions and other compensation were received by the Distributor, directly or indirectly, from the Registrant during the Registrant's last fiscal year:

                                                   (2)
                                                   NET
                    (1)                        UNDERWRITING         (3)              (4)              (5)
             NAME OF PRINCIPAL                DISCOUNTS AND   COMPENSATION ON     BROKERAGE          OTHER
                UNDERWRITER                    COMMISSIONS       REDEMPTION      COMMISSIONS      COMPENSATION
             -----------------               ---------------  ---------------  ---------------  ---------------
MetLife Investors Distribution Company.....    $62,664,479           $0               $0               $0



ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

     (1)
     One Cityplace
     Hartford, Connecticut 06103-3415

ITEM 31. MANAGEMENT SERVICES

Not Applicable.

ITEM 32. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(a) To file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for so long as payments under the variable annuity contracts may be accepted;

(b) To include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c) To deliver with any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

The MetLife Insurance Company of Connecticut hereby represents:

(a) That the aggregate charges under the Contracts of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by MetLife Insurance Company of Connecticut.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Morristown, and State of New Jersey, on this 7th day of December 2007.

          METLIFE OF CT SEPARATE ACCOUNT TWELVE FOR VARIABLE ANNUITIES
                                  (Registrant)

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                                   (Depositor)

                                        By:      /s/ MICHAEL K. FARRELL
                                            ------------------------------------
                                                Michael K. Farrell, President

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 7th day of December 2007.



          /s/ *MICHAEL K. FARRELL                   President and Director
-----------------------------------------------
              (Michael K. Farrell)

           /s/ *STANLEY J. TALBI                    Executive Vice President and Chief Financial
-----------------------------------------------        Officer
               (Stanley J. Talbi)

       /s/ *JOSEPH J. PROCHASKA, JR.                Executive Vice President and Chief
-----------------------------------------------        Accounting Officer
           (Joseph J. Prochaska, Jr.)

          /s/ *WILLIAM J. MULLANEY                  Director
-----------------------------------------------
             (William J. Mullaney)

             /s/ *LISA M. WEBER                     Director
-----------------------------------------------
                (Lisa M. Weber)



                                        By:     /s/ JOHN E. CONNOLLY, JR.
                                            ------------------------------------
                                            John E. Connolly, Jr., Attorney-in-
                                                            Fact
* MetLife Insurance Company of Connecticut. Executed by John E. Connolly, Jr. on behalf of those indicated pursuant to powers of attorney filed herewith.

                                  EXHIBIT INDEX

1(b)   Resolution of Board of Directors of MetLife Insurance Company of
       Connecticut.

4(d)   Merger Endorsement.

9      Opinion of Counsel.

10     Consent of Deloitte & Touche LLP, Independent Registered Public
       Accounting Firm.

13     Powers of Attorney.